Form 20-F
period 2015-12-31
SPI Energy Co., Ltd.
filed 2016-05-17
CIK 1210618

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from                      to

Commission file number: 001-37678

SPI Energy Co., Ltd.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

7F/A Block, 1st Building, Jinqi Plaza

No. 2145 Jinshajiang Road, Putuo District

Shanghai, P.R. China

Telephone: +86 21-8012 9001

(Address of principal executive offices)

Tairan Guo, Interim Chief Financial Officer

7F/A Block, 1st Building, Jinqi Plaza

No. 2145 Jinshajiang Road, Putuo District

Shanghai, P.R. China

Telephone: +86 21-8012 9001

Fax: +86 21-8012 9003

E-mail: Tairan.Guo@spisolar.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American depositary shares, each representing ten ordinary shares, par value $0.000001 per share	The NASDAQ Stock Market LLC (The NASDAQ Global Select Market)

Ordinary shares, par value $0.000001 per share*	The NASDAQ Stock Market LLC (The NASDAQ Global Select Market)

*	Not for trading, but only in connection with the listing of American depositary shares on the NASDAQ Global Select Market.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

639,065,172 ordinary shares as of December 31, 2015

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☐                 Accelerated filer  ☒                 Non-accelerated filer  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE

PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.    Yes  ☐    No  ☐

i

CONVENTIONS THAT APPLY TO THIS ANNUAL REPORT

Unless otherwise indicated and except where the context otherwise requires, references in this annual report on Form 20-F to:

•	“we,” “us,” “our Company,” “our” or “SPI Energy” refer to SPI Energy Co., Ltd., a Cayman Islands holding company and its subsidiaries or any of them, or where the context so requires, in respect of the period before our Company became the holding company of its present subsidiaries, such subsidiaries as if they were subsidiaries of our Company at the relevant time;

•	“2013,” “2014” and “2015” refers to our fiscal years ended December 31, 2013, 2014 and 2015, respectively;

•	“ADRs” refers to the American depositary receipts evidencing our American depositary shares;

•	“ADSs” refers to our American depositary shares, each representing ten ordinary shares;

•	“AUD” and “Australian Dollar” refer to the legal currency of Australia;

•	“BT model” refers to our build-and-transfer model;

•	“China” and “PRC” refer to the People’s Republic of China, excluding, for purposes of this annual report, Hong Kong and Macau special administrative regions and Taiwan;

•	“DG” refers to distributed generation;

•	“EPC” refers to engineering, procurement and construction services;

•	“EUR” and “Euro” refer to the legal currency of the 19 countries comprising the euro area;

•	“FIT” refers to feed-in tariff(s);

•	“IPP model” refers to our independent power producer model;

•	“LDK” refers to LDK Solar Co., Ltd.;

•	“O&M” refers to operating and maintenance;

•	“PPA” refers to power purchase agreement(s);

•	“PV” refers to photovoltaic;

•	“Redomicile Merger” refers to the redomicile of Solar Power, Inc. to the Cayman Islands through a merger with and into a wholly-owned subsidiary of SPI Energy Co., Ltd., which was completed on January 4, 2016;

•	“RMB” or “Renminbi” refers to the legal currency of the People’s Republic of China;

•	“Shares” or “ordinary shares” refers to our ordinary shares, par value $0.000001 per share;

•	“SPI” refers to Solar Power, Inc., a company incorporated under the law of California;

•	“U.K.” refers to the United Kingdom;

•	“U.S.” refers to the United States of America;

•	“U.S. dollar” or “$” are to the legal currency of the United States of America; and

•	“watt” or “W” refers to the measurement of total electrical power, where “kilowatt” or “kW” means one thousand watts, “megawatts” or “MW” means one million watts and “gigawatt” or “GW” means one billion watts.

Names of certain companies provided in this annual report are translated or transliterated from their original Chinese legal names.

Discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

The conversion of amounts of Australian Dollars, Euros and Renminbi, respectively, into U.S. dollars in this annual report, made solely for the convenience of readers, is based on the noon buying rates in the city of New York for cable transfers of Australian Dollars, Euros and Renminbi, respectively, as certified for customs purposes by the Federal Reserve Bank of New York as of December 31, 2015, which was AUD1.3725 to 1.00 U.S. dollar, EUR0.9209 to 1.00 U.S. dollar, and RMB6.4778 to $1.00 U.S. dollar, respectively, unless indicated otherwise. No representation is intended to imply that the Australian Dollar, Euro or Renminbi could have been, or could be, converted, realized or settled into U.S. dollars at the foregoing rates or any other rate.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

Our Selected Consolidated Financial Data

The following selected consolidated statements of operations data for the years ended December 31, 2014 and 2015 and the selected consolidated balance sheet data as of December 31, 2014 and 2015 are derived from our audited consolidated financial statements included elsewhere in this annual report. The selected consolidated statements of operations data for the years ended December 31, 2011, 2012 and 2013 and the consolidated balance sheet data as of December 31, 2011, 2012 and 2013 are derived from our audited consolidated financial statements not included in this annual report. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. The historical results are not necessarily indicative of results to be expected in any future periods.

	For the year ended December 31,
	2011(1)	2012	2013	2014	2015
	($ in thousands, except share and per share data)
Consolidated Statements of Operations Data:
Net sales:
Net sales	108,297	64,417	42,629	91,642	190,510
Net sales, related party	31,470	35,539	—	—	—

Total net sales	139,767	99,956	42,629	91,642	190,510
Cost of goods sold:
Cost of goods sold	95,462	56,016	42,582	77,430	176,469
Cost of goods sold, related party	28,405	32,617	—	—	—
Provision for losses on contracts	—	2,729	2,816	2,055	5,932

Total cost of goods sold	123,867	91,362	45,398	79,485	182,401

Gross profit (loss)	15,900	8,594	(2,769)	12,157	8,109
Operating expenses:
General and administrative	7,100	13,061	17,534	8,286	76,747
Sales, marketing and customer service	4,197	10,647	2,050	1,401	39,428
Impairment charges	400	6,038	7,500	(2,043)	56,181
Engineering, design and product management	1,964	2,636	1,761	—	—

Total operating expenses	13,661	32,382	28,845	7,644	172,356

Operating income (loss)	2,239	(23,788)	(31,614)	4,513	(164,247)
Other income (expense):
Interest expense	(1,490)	(4,065)	(4,321)	(2,259)	(9,275)
Interest income	183	2,527	1,655	1,212	2,218
Loss on extinguishment of convertible bonds	—	—	—	(8,907)	—
Gain from deconsolidation	—	—	3,537	—	—
Fair value change of derivative liability	—	—	—	972	(15,650)
Loss on investment in an affiliate	—	—	—	—	(2,493)
Others	861	(182)	(688)	2,313	5,040

Total other (expense) income, net	(446)	(1,720)	183	(6,669)	(20,160)

Income (loss) before income taxes	1,793	(25,508)	(31,431)	(2,156)	(184,407)
Provision for income taxes	187	(80)	813	3,040	673

Net income (loss)	1,606	(25,428)	(32,244)	(5,196)	(185,080)

Net loss per common share:
Basic and Diluted	0.01	(0.13)	(0.16)	(0.02)	(0.30)

Weighted average number of common shares used in computing per share amounts:
Basic and Dilutive	184,413,923	190,461,696	198,214,456	307,005,057	612,047,053

	As of December 31,
	2011(1)	2012	2013	2014	2015
	($ in thousands)
Summary Consolidated Balance Sheet Data:
Cash and cash equivalents	24,523	17,823	1,031	156,540	82,124
Total current assets	158,838	141,014	24,127	381,314	393,569
Total assets	181,679	162,829	70,964	587,907	709,570
Total current liabilities	97,716	118,610	60,679	252,309	473,551
Total liabilities	132,311	138,707	73,831	325,799	493,012
Total stockholders’ equity (deficit)	49,368	24,122	(2,867)	262,108	216,558
Total liabilities and stockholders’ equity	181,679	162,829	70,964	587,907	709,570

(1)	As recast to reflect the balances of Solar Green Technology S.p.A. (“SGT”) beginning January 1, 2011 combined with the balances of Solar Power, Inc. beginning March 31, 2011, as required under the accounting guidelines for a transfer of an entity under common control. See Note 5 (Acquisition of Solar Green Technology) to our financial statements included in our annual report on Form 10-K for the fiscal year 2012.

Exchange Rate Information

Not Applicable.

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

Our business, financial condition and results of operations are subject to various changing business, competitive, economic, political and social conditions in China and worldwide. In addition to the factors discussed elsewhere in this annual report, the following are some of the important factors that could adversely affect our operating results, financial condition and business prospects, and cause our actual results to differ materially from those projected in any forward-looking statements.

Risks Related to Our Business and Industry

We have incurred net losses, experienced net cash outflows from operating activities and recorded working capital deficit. If we do not effectively manage our cash and other liquid financial assets and execute our liquidity plan, we may not be able to continue as a going concern.

We incurred net losses of $32.2 million, $5.2 million and $185.1 million in 2013, 2014 and 2015, respectively. We had an accumulated deficit of $246.1 million as of December 31, 2015. We had net cash generated from operating activities of $11.2 million in 2013, net cash used in operating activities of $56.5 million in 2014 and net cash used in operating activities of $155.5 in 2015. We also had a working capital deficit of $80.0 million as of December 31, 2015. In addition, we have substantial amounts of debts that will become due in 2016.

Historically, we have relied primarily on cash from our operations, bank borrowings, private placements and financial leases to fund our operations. We expect that our existing cash and cash equivalents and cash flows from operating and financing activities will be sufficient to meet our anticipated working capital requirements and capital expenditure for at least the next 12 months - but generally inadequate to pursue new project acquisition or development initiatives without additional capital. The timing and amount of our working capital and capital expenditure requirements may vary significantly depending on numerous factors, such as the timeliness of payments from our customers. We have filed liens to secure customer payments for each of our solar projects, but there is no assurance that such payments will be timely collected. The volatility and potential deterioration of the PV market conditions and the overall global economies have also added uncertainties regarding the sustainability of the PV industry and adverse impact on the demand for our products. Without access to sufficient level of capital from operations or through bank borrowings or other sources, we may not be able to execute our growth strategy or pursue additional projects, or even may not be able to continue as a going concern. These doubts and uncertainties may create concerns for our creditors, suppliers, customers and other counterparties, and cause them to make it more difficult for us to raise our financing, conduct our business and meet our debt and other obligations.

The report of our independent registered public accounting firm on our financial statements as of and for the year ended December 31, 2015 includes discussions on our ability to continue as a going concern. Although we have formulated a liquidity plan as summarized under Note 2(a) to our consolidated financial statements appearing elsewhere in this annual report, we cannot assure you that we will be able to successfully execute this liquidity plan. The amount of liquidity that we need may be greater than we currently anticipate as a result of additional factors and events beyond our control, such as global economic slowdown, continued downturn in the global PV market, potential financial crises globally or in any region where we conduct a significant portion of our business, changes in the regulatory and business environments, including international trade-related sanctions, which may prevent us from operating normally or from effectively competing in the PV industry. All of these and other factors and occurrences may increase our cash requirements and make us unable to satisfy our liquidity requirements and we may, as a result, be unable to continue as a going concern.

We conduct our business in diverse locations around the world and are subject to economic, regulatory, social and political risks internationally and in the regions where we operate.

We currently conduct our business operations in China, the U.S., Japan, the U.K., Greece, Germany, Italy and Australia, and as of December 31, 2015, we owned and operated 60.9 MW of solar projects and had 14.0 MW of solar projects under construction across the world. We also provide EPC services in China and the U.S. Our business is therefore subject to diverse and constantly changing economic, regulatory, social and political conditions in these jurisdictions.

Operating internationally exposes us to a number of risks globally and in each of the jurisdictions where we operate, including, without limitation:

•	global economic and financial conditions, including the stability of credit markets, foreign currency exchange and their fluctuations;

•	the supply and prices of other energy products such as oil, coal and natural gas in the relevant jurisdictions;

•	changes in government regulations, policies, taxes and incentives, particularly those concerning the electric utility industry and the solar industry;

•	reconciling heterogeneous, complex or contradictory regulations across different jurisdictions, international trade policies, including trade restrictions, embargoes and local sourcing or service requirements;

•	political risks, including risks of expropriation and nationalization of assets, potential losses due to civil unrests, acts of terrorism and war, regional and global political or military tensions, strained or altered foreign relations;

•	compliance with diverse and complex local environmental, safety, health and other labor laws and regulations, which can be onerous and costly, as the magnitude, complexity and continuous amendments to the laws and regulations are difficult to predict and liabilities, costs, obligations and requirements associated with these laws and regulations may be substantial;

•	dependence on local governments, utility companies and other entities for electricity, water, telecommunications, transportation and other utilities or infrastructure needs;

•	difficulties associated with local operating and market conditions, particularly regarding customs, taxation and labor;

•	difficulties for our senior management, primarily based in Shanghai, to effectively monitor local execution teams in diverse locations;

•	increased difficulty in protecting our intellectual property rights and heightened risk of intellectual property disputes;

•	failure of our contractual parties to honor their obligations to us, and potential disputes with regulatory authorities, customers, contractors, suppliers or local residents or communities;

•	obtaining fair access and legal remedies or benefits through local judicial or administrative bodies; and

•	failure to respond effectively to local competitive environment.

If economic recovery is slow in the markets where we operate, our business, financial condition, results of operations and prospects could be materially and adversely affected. Moreover, as we expand into additional markets, we may face unfamiliar regulatory regimes, business practices, governmental policies and industry conditions. As a result, our experience and knowledge of our existing markets may not be applicable to new markets that we enter, requiring significant time and resources to adapt our business to these unfamiliar markets. To the extent that our diverse business operations are affected by unexpected and adverse economic, regulatory, social and political conditions, we may experience business disruptions, loss of assets and personnel and other indirect losses and our business, financial condition and results of operations both locally and internationally could be materially and adversely affected.

The reduction, modification, delay or discontinuation of government subsidies and other economic incentives for the solar industry may reduce the profitability of our solar projects and materially adversely affect our business.

At present, solar power is not cost competitive with other energy sources in our existing markets and the new markets we plan to expand into. For a variety of technological and economic reasons, the cost of generating electricity from solar energy in these markets currently exceeds and, absent significant changes in technological or economic circumstances, will continue to exceed the cost of generating electricity from conventional and certain other competing energy sources. Therefore, government subsidies and incentives, primarily in the form of feed-in tariffs, or FIT, price support schemes, tax credits, net metering and other incentives to end users, distributors, system integrators and manufacturers of solar products are generally required to enable companies such as us to successfully operate in these markets.

Government subsidies and incentives vary by geographic market. The availability and size of such subsidies and incentives depend, to a large extent, on political and policy developments relating to environmental concerns and other macro-economic factors. These government subsidies and incentives are expected to gradually decrease in scope or be discontinued as solar power technology improves and becomes more affordable relative to other types of energy. Reductions have occurred in certain countries where we have operations, and subsidies and incentives may be further reduced or discontinued in countries where we currently or intend to operate. Reductions may apply retroactively to existing solar projects, which could significantly reduce the value of our existing solar projects and other businesses. Even if reductions in government subsidies and economic incentives apply only to future solar projects, our operations in that country could be materially and adversely affected as we would not be able to leverage our existing presence to drive further growth. Moreover, certain solar subsidies and incentives are designed to expire or decline over time, are limited in total funding, require renewal from regulatory authorities or impose certain investment or performance criteria on our business partners or us, which we may not be able to satisfy. In addition, we may not be able to upgrade our technologies rapidly enough to compensate for foreseeable reductions in government subsidies and incentives. As a result, a significant reduction in the scope or discontinuation of government incentive programs in our existing and target markets could have a material adverse effect on our business, financial condition, results of operations and prospects.

Recent changes to our business strategy provide a limited history on which to base our prospects and anticipated results of operations. Our historical operating results may not serve as an adequate basis to evaluate our future prospects and results of operations.

Prior to 2014, we were primarily engaged in providing EPC services to developers of solar projects in the U.S. We have since 2014 expanded our EPC service business to China and commenced our global project development business under our independent power producer model, or IPP model, or our build-and-transfer model, or BT model, by ramping up our portfolio of solar projects. This limited operating history of developing and operating solar projects under our IPP and BT model may not be a reliable indicator of our future performance.

Given our limited operating history under the current business model, we may not be able to ascertain and allocate the appropriate financial and human resources necessary to grow these new business areas. We may invest considerable capital into growing these businesses but fail to address market or customer demands or otherwise fail to achieve satisfactory financial return. In particular, our results of operations, financial condition and future success depend largely on our ability to continue to identify suitable projects that complement our solar project pipeline through acquisitions and secondary development, as well as our ability to obtain the required regulatory approvals, financing and cost-effective construction services for these acquisitions. We must also sustainably manage and operate the solar projects that we acquire, develop and hold under our IPP model, or successfully identify buyers for solar projects under our BT model. In addition, in expanding into these new business areas, we may be competing against companies that previously were not our significant competitors, such as companies that have substantially more experience than we do with respect to solar projects under our IPP and BT models. If we are unable to achieve growth in these new business areas, our overall growth and financial performance may be limited relative to our competitors and our operating results could be adversely impacted.

In addition, in early 2015, Solar Energy E-Commerce (Shanghai) Limited (“Solar Energy E-Commerce”) launched the e-commerce and investment platform, www.solarbao.com, enabling retail customers and solar project developers to purchase various PV-related products and services. Our PRC subsidiary, Yan Hua Internet Technology (Shanghai) Co., Ltd. (“Yan Hua Internet”), has entered into a series of contractual arrangements with Solar Energy E-Commerce and its shareholders. Legal enforceability of these contractual arrangements has not been established, primarily because the registration of the equity interest pledge agreement with the relevant PRC government authority has not been completed as the equity of one of the legal shareholders in Solar Energy E-Commerce is restricted from pledge and transfer, making us unable to legally enforce our right under the equity interest pledge agreements and potentially other agreements. As a result, Solar Energy E-Commerce was not consolidated into our financial statements as of and for the year ended December 31, 2015. We have established a new corporate structure for the e-commerce business under which Solarbao has been migrated into a domestic company, Shanghai Meijv Network Technology Co., Ltd. (“Meijv”), since April 2016 and Yan Hua Internet has entered into a new set of contractual arrangements on March 17, 2016, including an equity interest pledge agreement, with Meijv and its sole shareholder, Shanghai Youying E-commerce Co., Ltd. (“Youying”). We have registered this equity interest pledge agreement with the relevant PRC government authority on March 17, 2016. As of the date of this annual report, the shareholders of Youying are Ms. Amy Jing Liu and Mr. Min Xiahou. Ms. Amy Jing Liu has resigned her office in the Company and is in the process of transferring all of her equity interest in Youying to Mr. Tairan Guo. The application for the registration of this equity transfer has been submitted to the relevant PRC government authority. After this registration, Mr. Min Xiahou, Mr. Tairan Guo, Youying and Yan Hua Internet will enter into a set of contractual arrangements, including an equity interest pledge agreement, similar as the contractual arrangements among Yan Hua Internet, Youying and Meijv. Mr. Min Xiahou and Mr. Tairan Guo will pledge their equity interests in Youying to Yan Hua Internet and register this equity pledge with the relevant PRC government authority. Once the legal enforceability of the contractual agreements is established, we expect to include the financial results of Meijv as a variable interest entity in our consolidated financial statements.

Given its short operating history, it may be difficult to evaluate the performance and prospects of the e-commerce and investment business platform, and our ability to generate substantial revenue from the e-commerce and investment business remains unproven. There are also a number of risks related to the e-commerce and investment business, for example, its operations may be materially and adversely affected if it fails to adopt new technologies or adapt to changing user requirements or emerging industry standards.

Due to the change in our strategic focus and revenue generating efforts since 2014, our prior operating history and historical operating results may not provide a meaningful basis for evaluating our business, financial performance and prospects. Period-to-period comparisons of our operating results and our results of operations for any period should not be relied upon as an indication of our performance for any future period. We have incurred net losses since our inception and as of December 31, 2015, we had an accumulated deficit of approximately $246.1 million. We may not be able to achieve or maintain profitability in the future.

We may not be able to acquire additional solar projects to grow our project portfolio, or effectively integrate or realize the anticipated benefits of our acquisitions.

Our current business strategy includes plans to further increase the number of solar projects we own and operate. Since 2014, we have significantly expanded our operations through acquisitions of solar projects across different development stages in China, Japan, the U.S., the U.K., Greece and Italy, and we may acquire additional businesses, products or technologies or enter into joint ventures or other strategic initiatives in the future. Accordingly, our ability to execute our expansion strategies depend on our ability to identify suitable investment or acquisition opportunities, which are subject to numerous uncertainties. We may not be able to identify favorable geographical markets for expansion or assess local demand for solar power, identify a sufficient number of projects as contemplated, or secure project financing and refinancing on reasonable terms for the contemplated acquisitions. In addition, our competitors may have substantially greater capital and other resources than we do, and may be able to pay more for an acquisition and may be able to identify, evaluate, bid for and acquire a greater number of projects than our resources permit.

Furthermore, we may not realize the anticipated benefits of our acquisitions and each transaction involves numerous risks, including, among others:

•	difficulty in assimilating the operations and personnel of the acquired business;

•	difficulty in effectively integrating the acquired assets, technologies or products with our operations;

•	difficulty in maintaining controls, procedures and policies during the transition and integration;

•	disruption of our ongoing business and distraction of our management from daily operations;

•	inability to retain key technical and managerial personnel and key customers, suppliers and other business partners of the acquired business;

•	inability to achieve the financial and strategic goals for the acquired and combined businesses as a result of insufficient capital resources or otherwise;

•	incurring acquisition-related costs or amortization costs for acquired intangible assets that could impact our operating results;

•	potential failure of the due diligence processes to identify significant issues with product quality, legal and financial liabilities, among others;

•	potential failure to comply with local regulatory requirements or to obtain construction, environmental and other permits and approvals from governmental authorities in a timely manner or at all, which could delay or prevent such acquisitions; and

•	potential failure to connect the acquired solar projects to the local grid on schedule and within budget, to ensure sufficient grid capacity for the life of the solar projects, or to collect FIT payments and other economic incentives as expected from local government authorities.

Acquisitions of companies are inherently risky, and ultimately, if we do not generate expected economic returns from the acquired businesses, or become responsible for any preexisting liabilities related to the acquired businesses, we may not fully realize the anticipated benefits of the acquisitions, which could adversely affect our business, financial condition or results of operations.

Our results of operations may be subject to fluctuations.

Historically, we have generated a substantial portion of our revenue from the provision of EPC services. Before we achieve economies of scale in terms of our IPP projects and receive steady electricity generation income, our revenue in a given period will depend on the solar projects we provide EPC services to, or the number of solar projects sold under our BT model, and therefore subject to significant fluctuations. For instance, we may generate a significant portion of our revenues from the one-time sale of solar projects for certain periods. Moreover, certain aspects of our operations will also be subject to seasonal variations. For example, we may schedule significant construction activities to connect solar projects to the grids prior to a scheduled decrease in FIT rates in order to qualify for more favorable FIT policies. To the extent that we continue to develop, build and sell solar projects while we are ramping up our IPP projects, we may be exposed to similar risks going forward.

Failure to manage our evolving business could have a material adverse effect on our business, prospects, financial condition and results of operations.

We intend to expand our business within our existing markets and in a number of selected new locations in the future. We also intend to expand our global project development business in the future. As our operations evolve, we expect to encounter additional challenges to our internal management, construction contracting management, investment and acquisition management, project management, project funding infrastructure and financing capabilities. Our existing operations, personnel, systems and internal control may not be adequate to support our business expansion and may require additional unanticipated investments in our internal management infrastructure. To manage the future growth of our operations, we will be required to improve our administrative, operational and financial systems, procedures and controls, and maintain, expand, train and manage a growing number of employees. In addition, we will need to hire and train additional project development personnel to manage our growing portfolio of IPP and BT projects. If we are unable to manage our growth effectively, we may not be able to take advantage of market opportunities, execute our business strategies successfully or respond to competitive pressures. As a result, our business, prospects, financial condition and results of operations could be materially and adversely affected.

We act as the general contractor for our customers for the provision of EPC services, and are subject to risks associated with construction, delays and other contingencies, which could have a material adverse effect on our reputation, business and results of operations.

Historically, we have generated a significant portion of our revenue from the provision of EPC services. We generally enter into fixed-price EPC contracts under which we act as the general contractor for our customers in connection with the installation of their solar power systems. All essential costs are estimated at the time of entering into the EPC contracts for a particular project, and are reflected in the overall fixed-price that we charge our customers. These cost estimates are preliminary and may or may not be covered by contracts between us or our subcontractors, suppliers or other parties to the project. In addition, we engage qualified and licensed subcontractors for the construction of our EPC projects. Shortages of such skilled labor could significantly delay a project or otherwise increase our costs. Should miscalculations in project planning or delay in execution occur (including those due to unexpected increases in inflation, commodity prices or labor costs), we may not be able to achieve our expected margins or recover our costs.

In addition, our EPC contracts generally provide for specified performance milestones. Delays in supply of PV module or components, construction delays, unexpected performance problems in electricity generation or other events may cause us to fail to meet these performance criteria, resulting in unanticipated and severe revenue and earnings losses and financial penalties. If we are unable to complete the development of a solar project, or fail to meet one or more agreed target construction milestone dates, any agreed upon system-level capacity or energy output guarantees or warranties (including, for some projects, twenty-five year performance warranties) or other terms under our EPC contracts, or the solar projects we develop cause grid interference or other damage, we may be subject to termination of such contracts or significant damages, penalties and/or other obligation under the EPC agreements or other agreements relating to the projects (including obligations to repair, replace and/or supplement additional modules and balance of system materials for the projects), particularly if our liabilities are not capped under the terms of such agreements, and we may not be able to recover our investment in the project. The occurrence of any of these events could have a material adverse effect on our reputation, business and results of operations.

We generally recognize revenue from EPC services on a “percentage of completion” basis and payments are due upon the achievement of contractual milestones and any delay or cancellation of a project could adversely affect our business.

We generally recognize revenue from our EPC services on a “percentage of completion” basis, and as a result, revenues from our EPC services are driven by the performance of our contractual obligations, which is in turn generally driven by timelines of the installation of solar power systems at customer sites. Such arrangement could result in unpredictability of revenue and in the near term, a revenue decrease. As with any project-related business, there is potential for delays within any particular customer project. Variation of project timelines and estimates may impact our ability to recognize revenue in a particular period. In addition, certain EPC contracts may provide for payment milestones due at specified stages throughout the development of a project. Because we must invest substantially in a project in advance of achieving these milestones and receiving payments, delay or cancellation of the project could adversely affect our business and results of operations.

We may fail to comply with laws and regulations in the markets we operate.

The development, construction and operation of solar projects are highly regulated. We conduct our operations in many jurisdictions and are subject to different laws and regulations, including national and local regulations relating to building codes, taxes, safety, environmental protection, utility interconnection, metering and other matters. We also establish subsidiaries with operations in these countries and jurisdictions which are required to comply with various local laws and regulations. While we strive to work with our local counsel and other advisers to comply with the laws and regulations of each jurisdiction where we operate, there have been, and may continue to be, instances of non-compliances such as late filings of annual accounts with the appropriate governmental authorities, failure to notify governmental authorities of certain transactions, failure to hold annual meetings as required, failure to register director or address changes or other local requirements which may result in fines, sanctions or other penalties against our non-complying subsidiaries and its directors and officers. While we do not believe our past and continuing non-compliances, singularly or in the aggregate, will have a material adverse effect on our business, financial condition or results of operations, we cannot assure you that similar or other non-compliances will not occur in the future which may materially and adversely affect our business, financial condition or results of operations.

We are responsible for obtaining a variety of approvals, permits and licenses from various authorities for our solar projects. The procedures for obtaining such approvals, permits and licenses vary from country to country, making it onerous and costly to adhere to the varying requirements and standards of individual localities. Failure to obtain the required approvals, permits or licenses or to comply with the conditions associated therewith may result in fines, sanctions, suspension, revocation or non-renewal of approvals, permits or licenses, or even criminal liabilities, which could material and adversely affect our business, financial condition and results of operations. In addition, new government regulations pertaining to our business or solar projects may result in significant additional expenses. We cannot assure you that we will be able to promptly and adequately respond to changes of laws and regulations in various jurisdictions, or that our employees and contractors will act in accordance with our internal policies and procedures. Failure to comply with laws and regulations where we develop, own and operate solar projects may materially and adversely affect our business, results of operations and financial condition.

The market demand for solar power is strongly influenced by government regulations and policies concerning the electric utility industry as well as policies promulgated by electric utilities in each of the markets we operate. These regulations and policies often relate to electricity pricing and technical interconnection of electricity generation. Customer purchases of alternative energy sources, including solar power technology, could be deterred by these regulations and policies, which may significantly reduce the demand for our PV solutions. For example, without a regulatory-mandated exception for solar power systems, utility customers are often charged interconnection or standby fees for putting distributed power generation on the electric utility grid. These fees could increase, rendering solar power less cost competitive in these markets and our PV solutions less desirable.

It is difficult to ensure ongoing compliance with the changing requirements of individual markets. Any new government regulations or utility policies pertaining to solar projects may result in significant additional expenses to us or other industry participants and as a result could cause a significant reduction in demand for our PV solutions.

The solar industry competes with both conventional power industries and other renewable power industries.

The solar industry faces intense competition from all other players within the energy industry, including both conventional energy providers such as nuclear, natural gas and fossil fuels as well as other renewable energy providers, including geothermal, hydropower, biomass, wind, nuclear energy, natural gas and other fossil fuels. Other energy sources may benefit from innovations that reduce costs, increase safety or otherwise improve their competitiveness. New natural resources may be discovered, or global economic, business or political developments may disproportionately benefit conventional energy sources or other renewable energy sources at the expense of solar. Governments may strengthen their support for other renewable energy sources and reduce their support for the solar industry. For instance, the recent decline in oil prices has adversely impacted the competitiveness of solar energy. Failure for our customers, other business partners or us to compete with the providers of other energy sources may materially and adversely affect our business, results of operations and financial condition.

The market for solar project development is highly competitive.

There is currently intense competition in the solar industry, particularly in the downstream project development segment. Solar projects encounter competition from utilities, industrial companies and other independent power producers. In recent years, there has been increasing competition for the award of PPAs, which has in some markets resulted in an excess supply above designated reserve margins and has been a contributing factor in the declining electricity prices in many markets. In light of these conditions, we may not be able to obtain PPAs for our new solar projects under our IPP model, and we may not be able to renew PPAs on the same terms and conditions upon expiration, particularly in terms of securing an electricity sale price that enables profitable operation or the sale of a project at anticipated value, if at all.

We have only recently expanded our business to include global project development and may not have the same level of expertise and customer base as our competitors, which may affect our ability to successfully establish our presence in this market. Our current or potential competitors may have greater operational, financial, technical, market share, scale, management or other resources than us in our existing or target markets. Our competitors may also enter into strategic alliances with other competitors to our detriment, or may ally with our suppliers or contractors, thereby limiting our procurement choices and our flexibility in project development. Our current or potential competitors may offer PV solutions comparable or superior to ours at the same or lower prices, or adapt more quickly to industry trends than we do. Increased competition may result in price reductions, reduced profit margins and loss of market share.

Technological advances in the solar industry could render our PV solutions uncompetitive or obsolete.

The solar industry is characterized by its rapid adoption and application of technological advances. This requires us to develop new PV solutions and enhance our existing PV solutions to keep pace with and respond effectively to evolving technologies, market conditions and customer demands. Our competitors may develop technologies more advanced and cost-effective than ours. We will need to invest substantially in research and development to maintain our market position and effectively compete in the future. Our failure to further refine or enhance our technologies could render our technologies uncompetitive or obsolete, which could reduce our market share and cause our revenues to decline.

In addition, we may invest in and implement newly-developed, less-proven technologies in our project development or in maintaining or enhancing our existing projects. There is no guarantee that these new technologies will perform or generate customer demand as anticipated. The failure of our new technologies to perform as anticipated may materially and adversely affect our business and results of operations.

If sufficient demand for solar projects develops slower than we anticipate, develops in ways inconsistent with our strategy, or fails to develop at all, our business, financial condition, results of operations and prospects could be materially and adversely affected.

The solar power market worldwide is at a relatively early stage of development compared to conventional power markets and other renewable power markets, such as that for hydropower. Thus, trends in the solar industry are based only on limited data and may be unreliable. Many factors may affect the demand for solar projects worldwide, including:

•	the cost and availability of project financing for solar projects;

•	fluctuations in economic and market conditions that improve the viability of competing energy sources;

•	the cost-effectiveness, performance and reliability of solar projects compared to conventional and other non-solar energy sources;

•	the availability of grid capacity allocated to solar power;

•	political opposition to solar power due to environmental, land use, safety or other local concerns;

•	the availability of government subsidies and incentives to support the development of the solar industry;

•	public perceptions of the utility, necessity and importance of solar power and other renewable energies;

•	the success of other alternative energy generation technologies, such as fuel cells, wind power and biomass; and

•	utility and grid regulations that present unique technical, regulatory and economic barriers to the development, transmission and use of solar energy.

Our analysis and predictions concerning the future growth of the solar industry are based on complex facts and circumstances and may be incorrect. If market demand for solar projects in our existing or target markets fails to develop according to our expectations, our business, financial condition, results of operations and prospects could be materially and adversely affected.

Our substantial indebtedness could adversely affect our business, financial condition and results of operations.

We require a significant amount of cash to meet our capital requirements and fund our operations, including payments to suppliers for PV modules and components and to contractors for EPC services. As of December 31, 2015, we had $160.4 million in outstanding short-term borrowings (including the current portion of long-term bank borrowings) and $4.5 million in outstanding long-term bank borrowings (excluding the current portion).

Our existing debt may have significant consequences on our operations, including:

•	reducing the availability of our cash flow to fund working capital, capital expenditures, acquisitions and other general corporate purposes as a result of our debt service obligations;

•	limiting our ability to obtain additional financing;

•	increasing our vulnerability to changes in our business, the industry in which we operate and the general economy;

•	potentially increasing the cost of any additional financing; and

•	limit our ability to make future acquisitions.

Any of these factors and other consequences that may result from our substantial indebtedness could have an adverse effect on our business, financial condition and results of operations as well as our ability to meet our payment obligations under our existing debt facilities. Our ability to meet our payment obligations under our existing debt facilities depends on our ability to generate significant cash flow in the future. This, to some extent, is subject to general economic, financial, competitive, legislative and regulatory factors as well as other factors that are beyond our control.

Our growth prospects and future profitability and our ability to continue to acquire solar projects depends on the availability of sufficient financing on terms acceptable to us.

The development of solar projects requires significant up-front cash investments, including the costs of permit development, construction and associated operations. Since 2014, we have been expanding our solar project portfolio primarily by acquiring solar projects across different development stages. Such expansion strategy requires significant upfront capital expenditures which, depending on the respective development stages of the acquired projects, may not be recouped for a significant period of time. As a result, we are required to pursue a wide variety of capital resources to fund our operations, including private placements, bank loans, financial leases and other third-party financing options.

Our ability to obtain sufficient financing is subject to a number of uncertainties, including:

•	our future financial condition, results of operations and cash flows;

•	the general condition and liquidity of global equity and debt capital markets;

•	internationally widespread regulatory and government support for solar power, such as through tax credits and FIT schemes;

•	the availability of credit lines from banks and other financial institutions;

•	economic, political, social and other conditions in the markets where we operate;

•	our level of indebtedness and ability to comply with financial covenants under our debt financing; and

•	tax and securities laws which may hamper our ability to raise capital.

Due to these or other reasons, we may not be successful in obtaining the required funds for project acquisition. Furthermore, we may be unable to refinance our bank borrowings on favorable terms, or at all, upon the expiration or termination of our existing loan facilities. In addition, rising interest rates could adversely affect our ability to secure financing on favorable terms. Our failure in securing suitable financing sources in a timely manner or at all, or on commercially acceptable terms, could significantly limit our ability to execute our growth strategies or future acquisitions, and may have a material adverse effect on our business, financial condition, results of operations and cash flows.

An increase in interest rates or lending rates or tightening of the supply of capital in the global financial market could make it difficult for our customers to finance the cost of EPC services or solar projects and could reduce the demand of our PV solutions.

Many of our customers depend on debt and/or equity financing to fund the initial capital expenditure required to develop, build and/or purchase solar projects. These structured finance arrangements are complex and rely heavily on the creditworthiness of the customer as well as required returns of the financial institutions. Depending on the status of financial markets and overall economic conditions, financial institutions may be unwilling or unable to provide financing to our customers, which could materially and adversely affect our ability to maintain or grow our revenues. In addition, an increase in interest rates or lending rates, or a reduction in the supply of debt financing or tax equity investments, could reduce the number of solar projects that receive financing or otherwise make it difficult for our customers to secure the financing necessary to develop, build or purchase a solar project on favorable terms, or at all, and thus lower demand for our PV solutions, which could limit our growth or reduce our net sales.

The significant period of time between our upfront investments in solar projects and their commencement of revenue generation could materially and adversely affect our liquidity, business and results of operations.

We have since 2014 commenced our global project development business under our IPP or BT models by ramping up our portfolio of solar projects. Months or even years may pass between the time that we make significant upfront investments in the solar projects and the time that we commence to receive revenue from the electricity generated by these solar projects after grid connection (under our IPP model) or from the sale of these projects (under our BT model). These upfront investments include, among others, legal, accounting and other professional fees, costs associated with feasibility studies and due diligence, payments for land use rights, construction costs, government permits and deposits for grid connection agreements and PPAs, all of which may not be refundable if a project fails to achieve completion. We have historically relied on private placements, bank loans and financial leases to cover costs and expenses incurred during project development.

In particular, there could be an especially long gap between the initial assessment of a project, the first steps of acquiring land use rights and negotiating interconnection agreements and the obtaining of governmental approvals for construction. Acquisition of land use rights can be particularly time-consuming if we are engaged in primary development and need to negotiate with land owners or government entities. The significant length of time it takes to develop solar projects increases the risk for adverse events to occur during such process, whether they be economic, environmental, political, social or otherwise, that could cause further delays in project development or increase the overall development costs. Such adverse developments or unanticipated delays could render us unable to recoup our initial investment in the solar projects, and materially and adversely affect our liquidity, profitability and results of operations.

We may encounter unexpected difficulties when developing solar power projects.

In 2014, we commenced our global project development business by ramping up our portfolio of solar projects under both our IPP and BT models. The attributable capacity of our projects in operation and projects under construction increased from nil as of December 31, 2013 to 60.9 MW and 14.0 MW as of December 31, 2015, respectively. In addition, we had an aggregate of 186.7 MW of projects in announced pipeline as of December 31, 2015. See “Item 4. Information on the Company—B. Business Overview—Our Global Project Development Business.” The development of solar projects involve numerous risks and uncertainties and require extensive research, planning and due diligence. Before we can determine whether a solar project is economically, technologically or otherwise feasible, we may be required to incur significant capital expenditure for land and interconnection rights, preliminary engineering, permitting, legal and other work. Success in developing a particular solar project is contingent upon, among others:

•	securing the rights to suitable project locations with access to the grid, necessary rights of way, and satisfactory land use permissions;

•	rezoning land, as necessary, to support a solar project;

•	negotiating and receiving on schedule the required permits and approvals for project development from government authorities;

•	completing all required regulatory and administrative procedures needed to obtain permits and agreements;

•	obtaining rights to interconnect the solar project to the grid or to transmit energy;

•	paying interconnection and other deposits, some of which are non-refundable;

•	negotiating favorable payment terms with module and other equipment suppliers and contractors;

•	signing PPAs or other off-take arrangements that are commercially acceptable and adequate for providing financing;

•	obtaining construction financing, including debt financing and equity contributions, as appropriate; and

•	satisfactorily completing construction on schedule.

Successful completion of a particular solar project may be adversely affected by numerous factors, including, without limitation:

•	unanticipated delays or changes in project plans;

•	changes or additions to laws and regulations requiring additional permits, licenses and approvals, or difficulties in obtaining and maintaining existing governmental permits, licenses and approvals;

•	the inability to obtain adequate financing with acceptable terms;

•	unforeseeable engineering problems, construction or other unexpected delays and contractor performance issues;

•	delays, disruptions or shortages of the supply of labor, equipment and materials, including work stoppages;

•	defective PV module or other components sourced from our suppliers;

•	adverse weather, environmental and geological conditions, force majeure and other events out of our control; and

•	cost overruns due to any one or more of the foregoing factors.

Accordingly, some of the solar projects in our portfolio may not eventually commence operation and connect to the grid, or even proceed to construction. If a number of our solar projects are not completed, our business, financial condition and results of operations could be materially and adversely affected.

Our construction activities may be subject to cost overruns or delays.

We engage third-party contractors for the construction of solar projects. Construction of solar projects involves numerous risks and uncertainties, and may be adversely affected by circumstances outside of our control, including seasonal changes, inclement weather, failure to receive regulatory approvals on schedule or third-party delays in supplying PV modules or other materials. We may not be able to negotiate satisfactory construction agreements with third-party contractors, or our third-party contractors may not be able to contract with their subcontractors on a timely basis. In addition, if our contractors fail to adhere to our quality standards or otherwise fail to meet their contractual obligations to us, or if there is a shortage of contractors or labor strikes that prevents our contractors from completing their construction work on schedule or within budget, the solar projects may experience significant delays or cost overruns. Increases in the prices of solar products and components may also increase our procurement costs. Labor shortages, work stoppages and labor disputes could significantly delay a project or otherwise increase our costs. In addition, delays in obtaining or failure to obtain required construction permits could also delay or hinder the construction of our solar projects. A lack of proper construction permits or post-construction approvals could delay or prevent our solar projects from commencing operation and connecting to the relevant grid.

We may not be able to recover any of our losses resulting from construction cost overruns or delays. In addition, since the FIT applicable to a solar project generally depends on its lead time to grid connection, construction and connection delays may lead to a lower-than-expected FIT, which would adversely affect the long-term value and potentially the viability of the project. Many PPAs also require our solar projects to connect to the grid by a certain date. If the construction of solar project is significantly delayed, we may be in violation of our PPAs or may only be entitled to reduced FIT payments, if at all. A reduction or forfeiture of FIT payments would materially and adversely affect the financial results and results of operations for a solar power project. Any of the above contingencies could lead to our failure to generate expected return from our solar projects and result in unanticipated and significant revenue and earnings losses.

We rely on third-party suppliers and contractors when developing our solar power projects.

We source PV modules and other balance-of-system components from a wide selection of third-party suppliers and LDK and engage third-party contractors for the construction of solar projects. We typically enter into contracts with our suppliers and contractors on a project-by-project basis and do not maintain long-term contracts with our suppliers or contractors. Therefore, we are generally exposed to price fluctuations and availability of PV modules and balance-of-system components sourced from our suppliers and construction services procured from our contractors. For example, in light of changing market dynamics and government policies, the price and availability of PV modules have been subject to significant volatility in recent years. Increases in the prices of PV modules or balance-of-system components, decreases in their availability, fluctuations in construction, labor and installation costs, or changes in the terms of our relationship with our suppliers and contractors may increase the cost of procuring equipment and engaging contractors and hence materially adversely affect our financial condition and results of operations.

Furthermore, the delivery of defective products or products or construction services by our suppliers or contractors which are otherwise not in compliance with contract specifications, or the late supply of products or construction services, may cause construction delays or solar power projects that fail to adhere to our quality and safety standards, which could have a material adverse effect on our business, results of operations, financial condition and cash flow.

Warranties provided by our suppliers and contractors may be limited or insufficient to compensate our losses, or may not cover the nature of our losses incurred.

We expect to benefit from various warranties, including product quality and performance warranties, provided by our suppliers and contractors. These suppliers and contractors, however, may file for bankruptcy, cease operations or otherwise become unable or unwilling to fulfill their warranty obligations. Even if a supplier fulfills its warranty obligations, the warranty may not be sufficient to compensate us for all of our losses. In addition, the warranty period of inverters and transformers generally expire within 5 to 10 years after the date such equipment is delivered or commissioned and are subject to liability limits. Where damages are caused by defective products provided by our suppliers or construction services delivered by our contractors, our suppliers or contractors may be unable or unwilling to perform their warranty obligations as a result of their financial condition or otherwise, or if the warranty period has expired or a liability limit has been reached, there may be a reduction or loss of warranty protection for the affected projects, which could have a material adverse effect on our business, financial condition and results of operations.

Our solar projects may not perform up to our expectations.

The projects in our solar project portfolio are relatively new with expected operating lives of more than 20 years. The majority of our projects in operation as of December 31, 2015 had commenced operations within the last 12 months. In addition, the projects we acquire in the future may not have commenced construction or operation or otherwise have a limited operating history. As a result, our assumptions and estimates regarding the future performance of these projects are, and will be, made without the benefit of a meaningful operating history, which may impair our ability to accurately assess the potential profitability of the projects. The performance of these projects will also be subject to risks inherent in newly constructed renewable energy projects, including breakdowns and outages, latent defects, equipment that performs below our expectations and system failures. Failure of some or all of our projects to perform up to our expectations could have a material adverse effect on our business, financial condition and results of operations.

We may not be able to obtain long-term contracts for the sale of electricity generated by our solar projects under our IPP model at prices and on other terms favorable to attract financing and other investments.

Since 2014, we started acquiring solar projects across different stages of development globally and to hold some of these acquired projects under our IPP model. Obtaining long-term contracts for the sale of electricity generated by our solar projects under our IPP model at prices and on other terms favorable to us will be essential for obtaining financing or completing construction of these projects. We must compete for PPAs against other developers of solar and renewable energy projects. Furthermore, other sources of power, such as natural gas-fired power plants, have historically been cheaper than the cost of solar power and power from certain types of projects, such as natural gas-fired power plants, can be delivered on a firm basis. The availability of PPAs is subject to a number of economic, regulatory, tax and public policy factors. The inability to compete successfully against other power producers or otherwise enter into PPAs favorable to us would negatively affect our ability to develop and finance our projects and negatively impact our revenue.

We may be subject to unforeseen costs, liabilities or obligations when providing O&M services.

We provide ongoing O&M services to third-party solar projects under fixed-price long-term service agreements, pursuant to which we generally perform all scheduled and unscheduled maintenance and operating and other asset management services for the system. Our costs to perform these services are estimated at the time of entering into the O&M agreement for a particular project, and these are reflected in the fixed-price that we charge our customers under the O&M agreement. Should miscalculations in estimating these costs occur (including those due to unexpected increases in inflation or labor costs), our O&M services may not be profitable and our growth strategy and results of operations could be adversely affected. Because of the long-term nature of these O&M agreements, the adverse impacts on results of operations could be significant, particularly if our liabilities are not capped or subject to an above-market liability cap under the terms of the O&M agreement. In addition, we may be subject to substantial costs, liabilities or obligations in the event that the solar projects we maintain and operate do not meet any agreed-upon system-level availability or performance warranties.

We have limited insurance coverage.

Our insurance policies cover employee-related accidents and injuries, property damage, machinery breakdowns, fixed assets, facilities and liability deriving from our activities, including environmental liability. We consider our current insurance coverage to be adequate, but we cannot assure you that our insurance will be sufficient or effective under all circumstances and against all hazards or liabilities to which we may be subject. Furthermore, our insurance coverage is subject to deductibles, caps, exclusions and other limitations. A loss for which we are not fully insured could have a material adverse effect on our business, financial condition, results of operations and cash flows. Furthermore, due to rising insurance costs and changes in the insurance markets, we cannot assure you that our insurance coverage will continue to be available at comparable rates or on similar terms, if at all. We may also reduce or cancel our insurance coverage at any time. We may not be able to maintain or obtain insurance of the type and amount we desire at reasonable rates and we may elect to self-insure a portion of our solar project portfolio. Any losses not covered by insurance could have a material adverse effect on our business, financial condition, results of operations and cash flows.

In addition, the insurance industry in many parts of the world is still in an early stage of development. As we continue to expand our global presence, we cannot assure you that we will be able to obtain adequate insurance coverage in each of the new markets we enter. To the extent that our operations are not adequately insured in these markets, our business, financial condition and results of operations may be materially and adversely affected.

We may be the subject of product or strict liability claims if the provision of our EPC services or the solar projects we sell result in injury or damage, and we have limited insurance coverage to protect against such claims, as well as losses that may result from business interruptions or natural disasters.

Solar projects are highly sophisticated and generate and transfer large volumes of electric charge with the potential to harm or kill, whether by improper installation or other causes. We are therefore exposed to an inherent risk of product liability claims or class action suits in the event that the installation of the solar power systems during the provision of our EPC services, or the solar projects we sell under our BT model, results in injury or damage, and we may even be liable in some jurisdictions under a strict liability theory, where liability holds even if we are not at fault. Moreover, to the extent that a claim is brought against us, we may not have adequate resources to defend ourselves. We rely on our general liability insurance to cover product liability and other liability claims and have not separately obtained product liability insurance. The successful assertion of product or strict liability claims against us could result in significant monetary damages and, if our insurance coverage is inadequate, require us to make significant payments which could have a materially adverse effect on our financial results. Any such business disruption could result in substantial costs and diversion of resources.

Solar energy generation depends heavily on suitable meteorological conditions. If weather conditions are unfavorable, our power generation output, and therefore the revenue from our solar projects, may be substantially below our expectations.

The electricity produced and revenues generated by solar projects are highly dependent on suitable solar conditions and associated weather conditions. Such conditions are beyond our control. Furthermore, components of these generation systems, including solar panels and inverters, can be damaged by severe weather, such as heavy snowstorms, hailstorms, ice storms, lightning strikes, extreme winds, earthquakes or tornadoes. Replacement and spare parts for key components may be difficult or costly to acquire or may be unavailable. Unfavorable weather and atmospheric conditions could reduce the output of our solar projects below projected generation, damage or impair the effectiveness of our projects or require shutdown of key equipment, impeding operation of our projects and our ability to achieve forecasted revenues and cash flows.

The amount of electricity solar projects produce is dependent in part on the amount of sunlight, or insolation, where the projects are located. Because shorter daylight hours in winter months results in less insolation, the generation of particular projects will vary depending on the season.

We base our investment decisions with respect to solar power generation assets on the findings of related solar studies conducted prior to construction or based on historical conditions at existing projects. However, actual climatic conditions at an asset site may not conform to the findings of these studies and, therefore, our solar projects may not meet anticipated production levels or the rated capacity of our projects, which could adversely affect our business, financial condition, results of operations and cash flows.

The operation of solar projects involves significant inherent risks and hazards that could have a material adverse effect on our business, financial condition, results of operations and cash flows.

The operation of solar projects involves numerous hazardous activities, including delivering electricity to transmission and distribution systems. We are subject to natural disasters such as earthquakes, floods, snow obscuration, high temperatures, lightning, hurricanes, long-term climate changes, volcanoes and wind risks, as well as other inherent risks affecting resource availability such as fire, explosion, soil and ice buildup, structural collapse and equipment failure. Moreover, we may suffer from negligent acts by our PPA counterparties or other third parties. Our roof-top projects could cause damage to the building roof, resulting in claims due to water damages or replacement of roofing materials. These and other hazards can cause significant personal injury or loss of life, severe damage to, and destruction of, property and equipment and contamination of, or damage to, the environment, wildlife takes or fatalities and suspension of operations. The occurrence of any of these events may result in lawsuits against us asserting claims for substantial damages, including for environmental cleanup costs, personal injury and property damage and fines and/or penalties.

In addition, the ongoing operation of solar projects face risks that include the breakdown or failure of equipment or processes or performance below expected levels of output or efficiency due to wear and tear, latent defect, design error or operator error or force majeure events, among others. Unplanned outages, including extensions of scheduled outages, occur from time to time and are an inherent risk of our business. Unplanned outages typically increase our operation and maintenance expenses and may reduce our revenues as a result of generating and selling less electricity.

If we fail to properly operate and maintain our solar projects, these projects may experience decreased performance, shortened operating life or shut downs. Our solar projects may also require periodic upgrading and improvement. Through changes in our own operation or local conditions, the costs of operating the project may increase, including costs related to labor, equipment, insurance and taxes. If we cause damage to third parties, we may become liable for the consequences of any resulting damage. We may also experience equipment malfunction or failure, leading to unexpected maintenance needs, unplanned outages or other operational issues. In addition, inconsistencies in the quality of solar panels, PV modules, balance-of-system components or maintenance services for our solar projects may affect the system efficiency of our projects.

Any unexpected operational or mechanical failure, including failure associated with breakdowns and forced outages, and any decreased operational or management performance, could reduce our solar projects’ power generating capacity below expected levels, reducing our revenues and profitability. Degradation of the performance of our solar projects above levels provided for in the relevant PPAs may also reduce our revenues. Unanticipated capital expenditures associated with maintaining, upgrading or repairing our projects may also reduce our profitability. In addition, damage to our reputation due to system failure or accidents could negatively impact our relationships with customers and local government authorities, which could also materially adversely affect our business. Negative public or community response to solar energy projects could adversely affect the approval for and construction of our projects. We maintain insurance coverage that we consider adequate but we cannot assure you that our insurance will be sufficient or effective under all circumstances and against all hazards or liabilities to which we may be subject.

Environmental, health and safety laws and regulations subject us to extensive and increasingly stringent operational requirements, as well as potentially substantial liabilities arising out of environmental contamination.

We are subject to, in each of the jurisdictions we operate, numerous national and local laws, regulations, guidelines, policies, directives and other requirements governing or relating to, among others, land use and zoning matters and protection of human health and the environment, including those limiting the discharge and release of pollutants into the environment, and the protection of certain wildlife. These laws and regulations require our solar projects to, among others, obtain and maintain approvals and permits, undergo environmental impact assessments and review processes and implement environmental, health and safety programs and procedures to control risks associated with the construction, operation and decommissioning of solar projects. If our solar projects do not comply with applicable environmental laws, regulations or permit requirements, we may be required to pay significant fines or penalties or suspend or cease operations of the affected projects. Violations of environmental and other laws, regulations and permit requirements may also result in criminal sanctions or injunctions.

Our solar projects may experience malfunctions and other unplanned events that result in personal injury and property damage. As such, the operation of our projects carries an inherent risk of environmental, health and safety liabilities (including potential civil actions, compliance or remediation orders, fines and other penalties), and may subject us to administrative and judicial proceedings. In addition, certain environmental laws and regulations may impose joint and several liability on past and present owners and operators of sites, related to the cleaning up of sites where hazardous wastes or materials were disposed or released.

We may continue to conduct acquisitions and enter into joint ventures, investments or other strategic alliances which may be unsuccessful.

We may continue to grow our operations through acquisitions, as well as joint ventures or other strategic alliances when appropriate opportunities arise. Such acquisitions, joint ventures and strategic alliances may expose us to additional operational, regulatory, market and geographical risks as well as risks associated with additional capital requirements and diversion of management attention. In particular, any future strategic alliances may expose us to the following risks:

•	There may be unforeseen risks relating to our counterparty’s business and operations or liabilities that were not discovered by us through our legal and business due diligence prior to our investment. Such undetected risks and liabilities could have a material adverse effect on our reputation, business and results of operations in the future.

•	We may not have experience acquiring, managing or investing in other companies. Business acquisitions may generally divert a significant portion of our management and financial resources from our existing business and the integration of the target’s operations may pose significant business challenges, potentially straining our ability to finance and manage our existing operations.

•	There is no assurance that the expected synergies from any business acquisition, joint venture or strategic alliances will actually materialize. If we are not successful in the integration of a target’s operations, we may not be able to generate sufficient revenue from its operations to recover costs and expenses of the acquisition.

•	Acquisition or participation in a new joint venture or strategic alliance may involve us in the management of operation in which we do not possess extensive expertise.

The materialization of any of these risks could have a material adverse effect on our business, financial condition and results of operations.

We rely substantially on our senior management team and our ability to attract, train and retain qualified personnel for our current and future success.

The industry experience, expertise and contributions of our chairman, Mr. Xiaofeng Peng, is essential to our continuing success. We will continue to rely on our senior management, regional management and other key employees to manage our business operations and implement our growth plans. If we were to lose the services of any of our senior or regional management personnel and were unable to recruit, train and retain personnel with comparable qualifications, our operations and growth could be adversely affected.

Our qualified and experienced project development teams are critical to our success. We may not be able to continue to attract, train and retain qualified personnel, including executive officers, project development personnel, project management personnel and other key personnel with the necessary experience and expertise. In particular, as we enter into new markets, we face challenges to recruit and retain qualified personnel who are familiar with local regulatory regimes and have adequate experiences in project development and operations.

There is substantial competition for qualified personnel in the downstream PV industry. Our competitors may offer more competitive packages or otherwise attract our personnel. Our costs to retain qualified personnel may also increase in response to competition. If we fail to continue to attract and retain a sufficient number of personnel with suitable managerial, technical or marketing expertise, our business operations could be adversely affected and our future growth and expansions may be inhibited.

The e-commerce and investment business platform has a short operating history and it may be difficult to evaluate its performance and prospects.

In early 2015, the e-commerce and investment platform, www.solarbao.com, or Solarbao, primarily targeting retail customers residing in China and enabling retail customers or solar project developers to purchase various PV-related products and services, was launched by Solar Energy E-Commerce. Solarbao has been migrated from Solar Energy E-Commerce to Meijv since April 2016. See “—Recent changes to our business strategy provide a limited history on which to base our prospects and anticipated results of operations. Our historical operating results may not serve as an adequate basis to evaluate our future prospects and results of operations” for our contractual arrangements in respect of Solarbao. This platform is intended to create a network connecting investors seeking solar industry investment opportunities and solar project developers. This e-commerce and investment platform primarily generates revenue from commissions derived from the leasing of solar panels. If fewer transactions occur on this e-commerce and investment platform or our commission rates decrease, the commissions we receive would decrease. In addition, revenue from this e-commerce and investment platform may be affected by other factors, including increasing competition, slowing growth of the Chinese e-commerce industry, changes in government policies or general economic conditions.

The laws and regulations governing the internet financing in China are developing and evolving and subject to changes. Currently, the PRC government has increased the supervision in this area and may issue regulations to control the internet finance industry. If our practice is deemed to violate any PRC law or regulations, our business prospects and the results of operations of the e-commerce and investment platform may be materially and adversely affected.

Given its short operating history and the continuing changes in the Chinese regulatory regime and government policies in this area, our ability to generate substantial revenue from the e-commerce business remains unproven. The e-commerce and investment business has not been tested over time and we cannot be certain that we will be able to successfully manage or grow it. We may incur significant costs as we continue to maintain the e-commerce and investment platform. Given the limited operating history of the e-commerce and investment business, it may be difficult for you to evaluate its performance and prospects.

The online e-commerce and investment business may be materially and adversely affected if we are unable to adopt new technologies or adapt the e-commerce and investment platform to changing user requirements or emerging industry standards.

The e-commerce and investment platform, www.solarbao.com requires continuous enhancement and improvement in responsiveness, functionality and features to remain competitive. Our investors’ and customers’ needs, requirements and preferences of financial products and offerings are constantly evolving. Our ability to effectively identify, develop, acquire and deliver the services suitable to our customers as well as our responsiveness to technological advances are crucial to the success of this e-commerce and investment platform.

The development of www.solarbao.com platform and other proprietary technologies involves significant investment and business risks. For example, we may not have sufficient financial resources to repurchase the PV modules from investors and may not be able to pay the specified rate of lease return to investors if the underlying PV projects are not successfully developed. If that occurs, we may be found in breach of agreement entered into with investors and our liquidity and results of operations may be materially adversely affected. We may also be involved in legal proceedings if we are not able to pay investors. Our brand and reputation could be adversely affected if we become the target of any negative publicity as a result of actions taken by such investors. In addition, we may be required to substantially modify or adapt this platform to the evolving Internet, networking or telecommunications technologies or other technological advances. We may not be able to utilize new technologies effectively or adapt our online platform to the evolving requirements of our customers or emerging industry standards. If we are unable to adapt to changing market conditions or user requirements in a timely and cost-effective manner, our business may be materially and adversely affected.

Our failure to protect our intellectual property rights may undermine our competitive position, and litigation to protect our intellectual property rights may be costly.

We rely primarily on trade secrets, know-how and other proprietary information to protect our intellectual property. Nevertheless, these afford only limited protection and the actions we take to protect our intellectual property rights may not be adequate to provide us with meaningful protection or commercial advantage. Third parties may be able to use the technologies that we have developed and compete with us, which could have a material adverse effect on our business, financial condition or results of operations. Our failure to protect our intellectual property and proprietary rights may undermine our competitive position. Third parties may infringe or misappropriate our proprietary technologies or other intellectual property and proprietary rights. Policing the unauthorized use of proprietary technology can be difficult and expensive. In particular, the laws and enforcement procedures of the PRC and certain other markets where we operate are uncertain or do not protect intellectual property rights to the same extent as do the laws and enforcement procedures of the United States. We may need to resort to court proceedings to enforce our intellectual property rights in the future. Litigation relating to our intellectual property might result in substantial costs and diversion of resources and management attention away from our business. An adverse determination in any such litigation will impair our intellectual property rights and adversely affect our business, prospects and reputation.

We may be exposed to infringement or misappropriation claims by third parties which, if determined adversely to us, could cause us to pay significant damage awards.

Our success depends largely on our ability to use and develop our technology and know-how without infringing the intellectual property rights of third parties. The validity and scope of claims relating to solar technology involve complex scientific, legal and factual questions and analysis and, therefore, may be highly uncertain. As we continue to expand internationally, we face a heightened risk of becoming the subject of claims for intellectual property infringement. We may be subject to litigation involving claims of patent infringement or violation of intellectual property rights of third parties. An adverse determination in any such litigation or proceedings against us could subject us to significant liabilities to third parties, including requiring us to seek licenses from third parties, to pay ongoing royalties or to pay monetary and punitive damages. Protracted litigation could also result in our customers or potential customers deferring or limiting their procurement of our PV solutions until resolution of such litigation, which could result in losses and adversely affect our reputation and results of operations.

Our management has identified material weaknesses in our internal control over financial reporting and we may not be able to remediate these weaknesses. Additionally, our management may identify material weaknesses in the future that could adversely affect investor confidence, impair the value of our securities and increase our cost of raising capital.

Our management identified material weaknesses in our internal control over financial reporting, and our chief executive officer and chief financial officer concluded that our disclosure and internal controls and procedures were not effective as of December 31, 2015. See “Item 15. Controls and Procedures” for more information. There can be no assurance as to how quickly or effectively we can remediate the material weaknesses in our internal control over financial reporting or that additional material weaknesses will not be identified in the future.

Any failure to remedy additional weaknesses or deficiencies in our internal control over financial reporting that may be discovered in the future or to implement new or improved controls, or difficulties encountered in the implementation of such controls, could harm our operating results, cause us to fail to meet our reporting obligations or result in material misstatements in our financial statements. Any such failure could, in turn, affect the future ability of our management to certify that our internal control over financial reporting is effective. Ineffective internal control over financial reporting could also subject us to the scrutiny of the SEC and other regulatory bodies which could cause investors to lose confidence in our reported financial information and subject us to civil or criminal penalties or shareholder litigation, which could have an adverse effect on the trading price of our ADSs.

In addition, if we identify additional deficiencies in our internal control over financial reporting, the disclosure of that fact, even if quickly remedied, could reduce the market’s confidence in our financial statements and harm our share price. Furthermore, additional deficiencies could result in future non-compliance with Section 404 of the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”). Such non-compliance could subject us to a variety of administrative sanctions, including review by the SEC or other regulatory authorities.

Our independent registered public accounting firm may be suspended from practicing before the SEC if they are unable to continue to satisfy SEC investigation requests in the future. If a delay in completion of our audit process occurs as a result, we could be unable to timely file certain reports with the SEC, which may lead to the delisting of our ADSs.

On January 22, 2014, Judge Cameron Elliot, an SEC administrative law judge, issued an initial decision suspending the Chinese member firms of the “Big Four” accounting firms, including KPMG network from, among others things, practicing before the SEC for six months. On February 12, 2014, the accounting firms filed an appeal with the SEC regarding the administrative law judge’s decision. On February 6, 2015, the Chinese member firms of the “Big Four” accounting firms, including our independent registered accounting firm, reached settlement with the SEC. As part of the settlement, each of the Chinese member firms of “Big Four” accounting firms agreed to settlement terms that include a censure; undertakings to make a payment to the SEC; procedures and undertakings as to future requests for documents by the SEC; and possible additional proceedings and remedies should those undertakings not be adhered to.

If the settlement terms are not adhered to, Chinese member firms of “Big Four” accounting firms, including our independent registered public accounting firm, may be suspended from practicing before the SEC which could in turn delay the timely filing of our financial statements with the SEC. In addition, it could be difficult for us to timely identify and engage another qualified independent auditor to replace our independent registered public accounting firm. A delay in completion of the audit process could delay the timely filing of our quarterly or annual reports with the SEC. A delinquency in our filings with the SEC may result in delisting of our ordinary shares from NASDAQ or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States and could have a material and adverse effect on our results of operation and financial condition.

Our independent registered public accounting firm’s audit documentation related to their audit report included in the annual report may include audit documentation located in China. The Public Company Accounting Oversight Board, or PCAOB, currently cannot inspect audit documentation located in China and, as such, you may be deprived of the benefits of such inspection.

Our independent registered public accounting firm issued an audit opinion on the financial statements included in this in the annual report filed with the SEC. As an auditor of companies that are traded publicly in the U.S. and a firm registered with the PCAOB, our auditor is required by the laws of the U.S. to undergo regular inspections by the PCAOB. However, work papers located in China are not currently inspected by the PCAOB because the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities.

Inspections of certain other firms that the PCAOB has conducted outside of China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. However, the PCAOB is currently unable to inspect an auditor’s audit work related to a company’s operations in China and where such documentation of the audit work is located in China. As a result, our investors may be deprived of the benefits of PCAOB’s oversight of our auditors through such inspections.

The inability of the PCAOB to conduct inspections of our auditor’s work papers in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may consequently lose confidence in our reported financial information and procedures and the quality of our financial statements.

The preparation of our consolidated financial statements in accordance with U.S. generally accepted accounting principles requires us to make estimates, judgments, and assumptions that may ultimately prove to be incorrect.

The accounting estimates and judgments that management must make in the ordinary course of business affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the periods presented. If the underlying estimates are ultimately proven to be incorrect, subsequent adjustments could have a material adverse effect on our operating results for the period or periods in which the change is identified.

Risks Related to Our International Operations

We are subject to risks associated with foreign currency exchange rates, fluctuations of which may negatively affect our revenue, cost of goods sold and gross margins and could result in exchange losses.

We currently operate in a number of jurisdictions including China, the U.S., Japan, the U.K., Greece, Germany, Italy and Australia, and our local operations are generally conducted in the functional currency of the home jurisdiction. The FIT and other subsidies enjoyed by solar projects are also denominated in local currencies. Thus, we deal on a regular basis in several currencies concurrently, which expose us to significant currency exchange risks. Any increased costs or reduced revenue as a result of foreign exchange rate fluctuations could adversely affect our profit margins. The fluctuation of foreign exchange rates also affects the value of our monetary and other assets and liabilities denominated in local currencies. Generally, an appreciation of the U.S. dollar against the relevant local currencies could result in a foreign exchange loss for assets denominated in such local currencies and a foreign exchange gain for liabilities denominated in such local currencies. Conversely, a devaluation of the U.S. dollar against the relevant local currencies could result in a foreign exchange gain for assets denominated in such local currencies and a foreign exchange loss for liabilities denominated in such local currencies.

We may also expand into emerging markets, some of which may have an uncertain regulatory environment relating to currency policy. Conducting business in such emerging markets could increase our exposure to foreign exchange risks. Although we access a variety of financing solutions that are tailored to the geographic location of our projects and to local regulations, we have not entered into any hedging transactions to reduce the foreign exchange risks, but may do so in the future when appropriate. However, if we decide to hedge our foreign exchange exposure in the future, we cannot assure you that we will be able to reduce our foreign currency risk exposure in an effective manner, at reasonable costs, or at all.

Certain of our solar projects are located in China, and therefore we are subject to risks associated with the Chinese legal system which could have a material adverse effect on us.

We are a Cayman Islands company and our operations in China are subject to laws and regulations applicable to foreign investment in China and, in particular, laws applicable to wholly foreign owned companies. Since 1979, Chinese legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, since these laws and regulations are relatively new and the Chinese legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit legal protections available to us. For example, we may have to resort to administrative and court proceedings to enforce the legal protection that we enjoy either by law or contract. However, since Chinese administrative authorities and courts have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult than in more developed legal systems to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy. These uncertainties may impede our ability to enforce the contracts we have entered into with customers, suppliers, other business partners and government authorities. In addition, such uncertainties, including the inability to enforce our contracts, could materially adversely affect our business and operations.

Furthermore, intellectual property rights and confidentiality protections in China may not be as effective as in the U.S. or other countries. Furthermore, Chinese tax authorities may reduce or terminate tax incentives that our Chinese subsidiaries currently enjoy, and their enforcement practice of certain tax laws, such as laws regulating transfers of equity interests in our Chinese subsidiaries remain uncertain. Accordingly, we cannot predict the effect of future developments in the Chinese legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of national laws by local regulations. These uncertainties could limit the legal protections available to us and other foreign investors, including you. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.

Chinese regulations relating to overseas investment by Chinese residents may restrict our overseas and cross-border investment activities and adversely affect the implementation of our strategy as well as our business and prospects.

On July 4, 2014, the State Administration of Foreign Exchange of China, or SAFE, issued the Circular on the Administration of Foreign Exchange Issues Related to Overseas Investment, Financing and Roundtrip Investment by Domestic Residents through Offshore Special Purpose Vehicles, or the SAFE Circular 37, which replaced the former circular commonly known as “SAFE Circular 75” promulgated on October 21, 2005. The SAFE Circular 37 requires Chinese residents to register with the competent local SAFE branch in connection with their direct establishment or indirect control of an offshore special purpose vehicle, for the purpose of overseas investment and financing, with such Chinese residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests. The SAFE Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as any change of basic information (including change of the Chinese residents, name and operation term), increase or decrease of capital contribution by Chinese individuals, share transfer or exchange, merger, division or other material event. In the event that a Chinese shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the Chinese subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its Chinese subsidiary. Moreover, failure to comply with the various SAFE registration requirements described above could result in liability under Chinese law for evasion of foreign exchange controls.

The failure of our Chinese beneficial owners to comply with the registration procedures set forth in the SAFE Circular 37 may subject such beneficial owners and our Chinese subsidiaries to fines and legal sanctions. Such failure may also result in restrictions on our Chinese subsidiaries’ ability to distribute profits to us or our ability to inject capital into our Chinese subsidiaries or otherwise materially adversely affect our business, financial condition and results of operations. Furthermore, since the SAFE Circular 37 was recently promulgated, it is unclear how this regulation, and any future regulation concerning offshore or cross-border transactions, will be interpreted and implemented by the relevant Chinese government authorities. We cannot predict how these regulations will affect our business operations or future strategy.

We may rely on dividends paid by our PRC subsidiaries to fund any cash and financing requirements we may have. Any limitation on the ability of our PRC subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business and to pay dividends to holders of our ADSs.

With China being one of our major markets, we may rely on dividends to be paid by our wholly owned PRC subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to the holders of our ADSs and service any debt we may incur. If our wholly owned PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us.

Under PRC laws and regulations, wholly foreign-owned enterprises in the PRC may pay dividends only out of their accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise is required to set aside at least 10% of its after-tax profits each year, after making up previous years’ accumulated losses, if any, to fund certain statutory reserve funds, until the aggregate amount of such a fund reaches 50% of its registered capital. In addition, at the discretion of the wholly foreign-owned enterprise, it may allocate a portion of its after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends. Any limitation on the ability of our wholly owned PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

If the PRC government finds that the structure we have adopted for the e-commerce business does not comply with PRC governmental restrictions on foreign investment in internet-based businesses, or if these laws or regulations or interpretations of existing laws or regulations change in the future, we could be subject to severe penalties, including the shutting down of the e-commerce and investment platform.

Foreign ownership of internet-based businesses is subject to significant restrictions under current PRC laws and regulations. The PRC government regulates the conduct of online commerce through strict business licensing requirements and other government regulations. These laws and regulations also limit foreign ownership in PRC companies that provide internet information distribution services. Companies operating internet-based businesses such as the www.solarbao.com e-commerce and investment platform primarily targeting retail customers in China are governed by these rules and regulations in China.

Since we are a Cayman Islands company and due to PRC governmental restrictions on foreign investment in internet-based business in China, Solar Energy E-Commerce was established in late 2014 and commenced operation in early 2015. Solar Energy E-Commerce operates www.solarbao.com e-commerce and investment platform which primarily targets retail customers residing in China. Our PRC subsidiary, Yan Hua Internet, entered into a series of contractual arrangements with Solar Energy E-Commerce and its shareholders on March 26, 2015. Legal enforceability of these contractual arrangements has not been established primarily because the registration of the equity interest pledge agreement with the relevant PRC government authority has not been completed, as one of the legal shareholder’s equity in Solar Energy E-Commerce is restricted from pledge and transfer, making us unable to legally enforce our right under the equity interest pledge agreements and potentially other agreements. As a result, Solar Energy E-Commerce was not consolidated into our financial statements as of and for the year ended December 31, 2015. We have established a new corporate structure for the e-commerce business under which Solarbao has been migrated into a domestic company, Meijv, and Yan Hua Internet has entered into a new set of contractual arrangements on March 17, 2016, including an equity interest pledge agreement, with Meijv and Youying. We have registered the equity interest pledge agreement with the relevant PRC government authority on March 17, 2016 . As of the date of this annual report, the shareholders of Youying are Ms. Amy Jing Liu and Mr. Min Xiahou. Ms. Amy Jing Liu has resigned her office in the Company and is in the process of transferring all of her equity interest in Youying to Mr. Tairan Guo. The application for the registration of this equity transfer has been submitted to the relevant PRC government authority. After this registration, Mr. Min Xiahou, Mr. Tairan Guo, Youying and Yan Hua Internet will enter into a set of contractual arrangements, including an equity interest pledge agreement, similar as the contractual arrangements among Yan Hua Internet, Youying and Meijv. Mr. Min Xiahou and Mr. Tairan Guo will pledge their equity interests in Youying to Yan Hua Internet and register this equity pledge with the relevant PRC government authority. Once the legal enforceability of the contractual agreements is established, we expect to include the financial results of Meijv as a variable interest entity in our consolidated financial statements.

Although we believe that our current corporate structure of e-commerce business is in compliance with existing PRC laws, rules and regulations, we are advised by our PRC legal adviser, that there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations, and these laws or regulations or interpretations of these laws or regulations may change in the future. For example, on January 19, 2015, the Ministry of Commerce of the PRC, or MOFCOM, published a draft of the PRC Law on Foreign Investment (Draft for Comment), or the Draft Foreign Investment Law, which is to regulate foreign invested enterprises, or FIEs, the same way as PRC domestic entities, except for those FIEs that operate in industries deemed to be either “restricted” or “prohibited” in a “Negative List.” See “Item 4. Information on the Company—B. Business Overview—E-Commerce and Investment Business.” Because the Negative List has yet to be published, it is unclear whether it will differ from the current list of industries subject to restrictions or prohibitions on foreign investment. There is substantial uncertainty regarding the Draft Foreign Investment Law, including, among others, what the actual content of the law will be as well as the adoption and effective date of the final form of the law. While such uncertainty exists, we cannot assure you that the new foreign investment law, when it is adopted and becomes effective, will not have a material and adverse effect on our ability to conduct the e-commerce business through our contractual arrangements. Furthermore, the relevant government authorities have broad discretion in interpreting these laws and regulations. Accordingly, we cannot assure you that PRC government authorities will not ultimately take a contrary view.

If our contractual arrangements for the operation of the e-commerce business in China are found to be in violation of any existing or future PRC laws or regulations, the relevant governmental authorities would have broad discretion in dealing with such violation, including levying fines, shutting down or blocking the www.solarbao.com e-commerce and investment platform, discontinuing or placing restrictions on the www.solarbao.com operations, or taking other regulatory or enforcement actions that could be harmful to our business. Any of these actions may disrupt the operations of the e-commerce business and adversely affect our business, reputation, financial condition and results of operations.

We rely on contractual arrangements with Meijv and its shareholders for the operation of e-commerce business, which may not be as effective as direct ownership.

Because of PRC restrictions on foreign ownership of e-commerce businesses in China, we depend on contractual arrangements with Meijv in which we have no ownership interest to conduct the e-commerce business. These contractual arrangements are intended to provide us with effective control over this entity and allow us to obtain its economic benefits. Meijv’s sole shareholder is owned directly by our current or previous core management team and directors, Ms. Amy Jing Liu and Mr. Min Xiahou. As the date of this annual report, the shareholders of Youying are Ms. Amy Jing Liu and Mr. Min Xiahou. Ms. Amy Jing Liu has resigned her office in the Company and is in the process of transferring all of her equity interest in Youying to Mr. Tairan Guo. The application for the registration of such equity transfer has been submitted to the relevant PRC government authority. After this registration, Mr. Min Xiahou, Mr. Tairan Guo, Youying and Yan Hua Internet will enter into a set of contractual arrangements, including an equity interest pledge agreement similar as the contractual arrangements among Yan Hua Internet, Youying and Meijv. Mr. Min Xiahou and Mr. Tairan Guo will pledge their equity interests in Youying to Yan Hua Internet and register such equity pledge with the relevant PRC government authority. However, these contractual arrangements may not be as effective in providing control as direct ownership. For example, Meijv and its shareholder could breach their contractual arrangements with us by, among other things, failing to operate the e-commerce business in an acceptable manner or taking other actions that are detrimental to our interests. If we were the controlling shareholder of Meijv with direct ownership, we would be able to exercise our rights as shareholders to effect changes to its board of directors, which in turn could implement changes at the management and operational level. However, under the current contractual arrangements, as a legal matter, if Meijv or its shareholder fails to perform their obligations under these contractual arrangements, we may have to incur substantial costs to enforce such arrangements, and rely on legal remedies under PRC law, including contract remedies, which may be time-consuming, unpredictable and expensive. If we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, our business and operations could be severely disrupted, which could materially and adversely affect our results of operations and damage our reputation. See “—If the PRC government finds that the structure we have adopted for the e-commerce business does not comply with PRC governmental restrictions on foreign investment in internet-based businesses, or if these laws or regulations or interpretations of existing laws or regulations change in the future, we could be subject to severe penalties, including the shutting down of the e-commerce and investment platform.”

The shareholders of Youying , which is the sole shareholder of Meijv, may have potential conflicts of interest with us, which may materially and adversely affect our business.

The individual shareholders of Youying are also shareholders, directors and officers of our Company. Conflicts of interest may arise between the roles of these individuals as shareholders, directors and officers of our Company and as shareholders of Youying. We cannot assure you that when conflicts arise, shareholders of Youying will act in the best interest of our Company or that the conflicts will be resolved in our favor. For example, these individuals with dual roles may decide to transfer significant business or assets of Meijv to other legal entities they own or control, or opportunities may arise in the future for these individuals to sell Meijv or its significant business or assets to third parties at a premium. Under either circumstance, the consideration of such a transfer or sale would be paid to Youying or its individual shareholders, not to our Company or our other shareholders, which may be materially detrimental to our other shareholders. In addition, these individual shareholders may otherwise breach or cause Meijv to breach or refuse to renew its existing contractual arrangements with us. Currently, we do not have existing arrangements to address such potential conflicts of interest between these individuals and our Company. If we cannot resolve any conflicts of interest or disputes between us and these shareholders, we would have to rely on legal proceedings, which may be expensive, time-consuming and disruptive to our operations. There is also substantial uncertainty as to the outcome of any such legal proceedings.

The heightened scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on our business operations, our acquisition or restructuring strategy or the value of your investment in us.

Pursuant to the Notice on Strengthening the Administration on Enterprise Income Tax for Non-resident Enterprise Equity Transfer (the “SAT Circular 698”) issued by China’s State Administration of Taxation (“SAT”) in December 2009 with retroactive effect from January 1, 2008, where a non-resident enterprise transfers the equity interests of a PRC resident enterprise indirectly by disposition of the equity interests of an overseas non-public holding company, or an Indirect Transfer, using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC withholding tax at a rate of up to 10%. SAT Circular 698 also provides that where a non-PRC resident enterprise transfers its equity interests in a PRC resident enterprise to its related parties at a price lower than the fair market value, the relevant tax authority has the power to make a reasonable adjustment of the taxable income of the transaction.

On February 3, 2015, the SAT released the Announcement on Several Issues concerning the Enterprise Income Tax on Income from the Indirect Transfer of Assets by Non-Resident Enterprises (Announcement 7). Announcement 7 does not replace Circular 698 in its entirety; instead, it abolishes certain provisions and provides more comprehensive guidelines on a number of issues. Although it becomes effective from the date of issuance, it also applies to transactions that took place prior to the effective date but review of which has not yet been concluded by the tax bureaus.

Announcement 7 stipulates that when a non-resident enterprise engages in an indirect transfer of assets, including shares of PRC resident enterprise, through an arrangement that does not have a bona fide commercial purpose in order to avoid China’s enterprise income tax, the transaction should be re-characterized as a direct transfer of the PRC assets. Announcement 7 stipulates SAT’s intention to provide relief to some qualified transactions. Article 6 of Announcement 7 provides for a safe harbor for indirect transfers resulting from qualified group internal reorganizations. An indirect transfer that satisfies all of the following three conditions will be deemed to have a bona fide commercial purpose and thus will not be taxable under Announcement 7:

(i)	the transferor and the transferee are qualified related enterprises, which will be the case if any of the following applies:

(1)	the transferor directly or indirectly owns 80% or more of the shares in the transferee;

(2)	the transferee directly or indirectly owns 80% or more of the shares in the transferor; or

(3)	80% or more of the shares of both the transferor and transferee are directly or indirectly owned by the same shareholder.

Where more than 50% of the value of the equity interest of the non-resident intermediary enterprise is derived directly or indirectly from immovable assets located in PRC, the qualified ownership requirement will be increased to 100%.

(ii)	After the indirect transfer, the PRC tax payable on a potential subsequent indirect transfer of the same PRC taxable assets is no lower than the PRC tax that could have been payable on a similar or an identical indirect transfer if the first indirect transfer did not take place; and

(iii)	All the consideration paid by the transferee must consist of its own shares or shares of a related enterprise with which the transferee has a controlling relationship (excluding shares of listed companies).

Announcement 7 may be determined by the tax authorities to be applicable to previous investments or the current merger restructure by non-resident investors in our Company, if any of such transactions were determined by the tax authorities to lack reasonable commercial purpose. Although we believe that the risk of SAT Circular 698 or Announcement 7 applying to the Redomicile Merger is low, we and our existing non-resident investors may become at risk of being taxed under Announcement 7 and may be required to expend valuable resources to comply with Announcement 7 or to establish that we should not be taxed under Announcement 7, which may have a material adverse effect on our financial condition and results of operations or such non-resident investors’ investments in us. We have conducted and may conduct acquisitions involving changes in corporate structures, and historically our shares were transferred by certain then shareholders to our current shareholders. We cannot assure you that the PRC tax authorities will not, at their discretion, adjust any capital gains and impose tax return filing obligations on us or require us to provide assistance for the investigation of PRC tax authorities with respect thereto. Any PRC tax imposed on a transfer of our ADSs or any adjustment of such gains would cause us to incur additional costs and may have a negative impact on the value of your investment in us.

The ongoing debt crisis in the Eurozone and market perceptions concerning the instability of the Euro and the European economy could adversely affect our business, results of operations and financing.

Concerns persist regarding the debt burden of certain Eurozone countries and their ability to meet future financial obligations, the overall stability of the Euro and the suitability of the Euro as a single currency given the diverse economic and political circumstances in individual Eurozone countries. These concerns or market perceptions concerning these and related issues could adversely affect the value of our Euro-denominated assets and obligations and lead to future economic slowdowns.

Risks Related to Our Ordinary Shares and ADSs

We have significant “equity overhang” which could adversely affect the market price of our Shares and impair our ability to raise additional capital through the sale of equity securities.

As of the date of this annual report, we had 641,665,172 ordinary shares outstanding, including 141,517,570 ordinary shares (represented by 14,151,757 ADSs), or approximately 22.1% of our total ordinary shares outstanding, held by LDK. The possibility that substantial amounts of our outstanding Shares may be sold by LDK or the perception that such sales could occur, or “equity overhang,” could adversely affect the market price of our ordinary shares and ADSs representing those ordinary shares, and could impair our ability to raise additional capital through the sale of equity securities in the future.

We are subject to litigation risks, including securities class actions and shareholder derivative actions, which may be costly to defend and the outcome of which is uncertain.

From time to time, we are subject to legal claims, with and without merit, that may be costly and which may divert the attention of our management and our resources in general. In addition, our solar projects may be subject to litigation or other adverse proceedings that may adversely impact our ability to proceed with construction or grid connection or sell a given project, which would adversely affect our ability to recognize revenue with respect to such project. The results of complex legal proceedings are difficult to predict. Lawsuits filed against us may assert types of claims that, if resolved against us, could give rise to substantial damages, and an unfavorable outcome or settlement of one or more of these lawsuits, or any future lawsuits, could have a material adverse effect on our business, financial condition, or results of operations. Even if these lawsuits are not resolved against us, the costs of defending such lawsuits may not be covered by our insurance policies. We cannot assure you that additional litigation will not be filed against us in the future.

It may be difficult to effect service of process on, or to enforce any judgments obtained outside the PRC against us, our directors, or our senior management members who reside in the PRC.

Most of our existing directors and senior management members reside in the PRC and most of our assets and the assets of such persons are located in the PRC. Accordingly, it may be difficult for investors to effect service of process in the United States on us or on any of these persons or to enforce judgments obtained outside of the PRC against us or any of these persons. The PRC does not have treaties providing for the reciprocal recognition and enforcement of judgments awarded by courts in many developed countries, including the U.S. and the U.K. Therefore, the recognition and enforcement in the PRC of judgments of a court in any of these jurisdictions in relation to any matter not subject to a binding arbitration provision may be difficult or even impossible.

There is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), a judgment obtained in such jurisdiction will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment (a) is given by a foreign court of competent jurisdiction, (b) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (c) is final, (d) is not in respect of taxes, a fine or a penalty, and (e) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the U.S. courts under civil liability provisions of the U.S. federal securities law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. Because such a determination has not yet been made by a court of the Cayman Islands, it is uncertain whether such civil liability judgments from U.S. courts would be enforceable in the Cayman Islands.

Our shareholders may experience future dilution.

Our amended and restated memorandum and articles of association permits our board of directors, without shareholder approval, to authorize the issuance of preferred shares. The board of directors may classify or reclassify any preferred shares to set the preferences, rights and other terms of the classified or reclassified shares, including the issuance of preferred shares that have preference rights over our ordinary shares with respect to dividends, liquidation and voting rights. Furthermore, substantially all of our ordinary shares for which our outstanding stock options are exercisable are, once they have been purchased, eligible for immediate sale in the public market.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make these rights available in the United States unless we register the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, you may be unable to participate in our rights offerings and may experience dilution in your holdings.

The issuance of additional shares in our capital or the exercise of stock options or warrants could be substantially dilutive to your shares and may negatively affect the market price of the ADSs.

The price of the ADSs has been and may continue to be highly volatile.

The price of the ADSs representing our ordinary shares has been and may continue to be subject to wide fluctuations in the future in response to many events or factors, including those discussed in the preceding risk factors relating to our operations, as well as:

•	actual or anticipated fluctuations in operating results, actual or anticipated gross profit as a percentage of net sales, our actual or anticipated rate of growth and our actual or anticipated earnings per share;

•	changes in expectations as to future financial performance or changes in financial estimates;

•	changes in governmental regulations or policies in the PRC and other countries in which we do business;

•	our, or a competitor’s, announcement of new products, services or technological innovations;

•	the operating and stock price performance of other comparable companies;

•	news and commentary emanating from the media, securities analysts or government bodies in the PRC relating to us and to the industry in general;

•	changes in the general condition of the global economy and credit markets;

•	general market conditions or other developments affecting us or our industry;

•	announcements regarding patent litigation or the issuance of patents to us or our competitors;

•	release or expiry of lock-up or other transfer restrictions on our outstanding ordinary shares or ADSs;

•	sales or perceived sales of additional ordinary shares or ADSs; and

•	commencement of, or our involvement in, litigation.

Any of these factors may result in large and sudden changes in the volume and price at which our ADSs will trade. We cannot give any assurance that these factors will not occur in the future again. In addition, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also have a material adverse effect on the market price of our ADSs. In the past, following periods of volatility in the market price of their stock, many companies have been the subject of securities class action litigation. If we become involved in similar securities class action litigation in the future, it could result in substantial costs and diversion of our management’s attention and resources and could harm our stock price, business, prospects, financial condition and results of operations.

Our articles of association contain anti-takeover provisions that could prevent a change in control even if such takeover is beneficial to our shareholders.

Our articles of association contain provisions that could delay, defer or prevent a change in control of us that could be beneficial to our shareholders. These provisions could also discourage proxy contests and make it more difficult for you and other shareholders to elect directors and take other corporate actions. As a result, these provisions could limit the price that investors are willing to pay for the ADSs. These provisions might also discourage a potential acquisition proposal or tender offer, even if the acquisition proposal or tender offer is at a price above the then current market price of the ADSs. These provisions provide that our board of directors has authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with the ordinary shares, in the form of ADSs or otherwise. The board of directors may decide to issue such preferred shares quickly with terms calculated to delay or prevent a change in control of us or make the removal of our management more difficult. If the board of directors decides to issue such preferred shares, the price of the ADSs may fall and the voting and other rights of holders of our ordinary shares and the ADSs may be materially adversely affected.

You may not receive dividends or other distributions on our ordinary shares and you may not receive any value for them, if it is illegal or impractical to make them available to you.

Under Cayman Islands law, we may only pay dividends out of its profits or share premium account subject to its ability to pay its debts as they fall due in the ordinary course of its business. Our ability to pay dividends will therefore depend on its ability to generate sufficient profits. We cannot give any assurance that we will declare dividends of any amounts, at any rate or at all in the future. We have not paid any dividends in the past. Future dividends, if any, will be paid at the discretion of our board of directors, subject to requirements under Cayman Islands law and our memorandum and articles of association, as amended and restated from time to time, and will depend upon our future operations and earnings, capital expenditure requirements, general financial conditions, legal and contractual restrictions and other factors that our board of directors may deem relevant.

The depositary has agreed to pay to you the cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities underlying the ADSs, after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the depositary is not responsible for making such distribution if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act but that are not properly registered or distributed under an applicable exemption from registration. The depositary may also determine that it is not feasible to distribute certain property through the mail. Additionally, the value of certain distributions may be less than the cost of mailing such distributions. In these cases, the depositary may determine not to distribute such property. We have no obligation to register under U.S. securities laws any ADSs, ordinary shares, rights or other securities received through such distributions. We also have no obligation to take any other action to permit the distribution of ADSs, ordinary shares, rights or anything else to holders of ADSs. This means that you may not receive distributions we make on our ordinary shares or any value for them if it is illegal or impractical for us to make them available to you. These restrictions may cause a material decline in the value of the ADSs.

Holders of ADSs have fewer rights than shareholders and must act through the depositary to exercise those rights.

As a holder of ADSs, you will not be treated as one of our shareholders and you will not have shareholder rights. Instead, the depositary will be treated as the holder of the shares underlying your ADSs. However, you may exercise some of the shareholders’ rights through the depositary, and you will have the right to withdraw the shares underlying your ADSs from the deposit facility.

Holders of ADSs may only exercise the voting rights with respect to the underlying ordinary shares in accordance with the provisions of the deposit agreement. Under our amended and restated memorandum and articles of association, the minimum notice period required to convene a general meeting is 14 clear days. When a general meeting is convened, you may not receive sufficient notice of a shareholders’ meeting to permit you to withdraw the ordinary shares underlying your ADSs to allow you to cast your vote with respect to any specific matter. In addition, the depositary and its agents may not be able to send voting instructions to you or carry out your voting instructions in a timely manner. We plan to make all reasonable efforts to cause the depositary to extend voting rights to you in a timely manner, but we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your ADSs. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, you may not be able to exercise your right to vote and you may lack recourse if the ordinary shares underlying your ADSs are not voted as you requested. In addition, in your capacity as an ADS holder, you will not be able to call a shareholder meeting.

The depositary for ADSs will give us a discretionary proxy to vote our ordinary shares underlying your ADSs if you do not vote at shareholders’ meetings, except in limited circumstances, which could adversely affect your interests.

Under the deposit agreement for your ADSs, the depositary will give us a discretionary proxy to vote our ordinary shares underlying your ADSs at shareholders’ meetings if you do not give voting instructions to the depositary, unless: (i) we do not wish a proxy given, (ii) substantial opposition exists or (iii) the matter materially and adversely affects the rights of our shareholders.

The effect of this discretionary proxy is that, if you fail to give voting instructions to the depositary, you cannot prevent our ordinary shares underlying your ADSs from being voted, absent the situations described above, and it may make it more difficult for shareholders to influence our management.

You may be subject to limitations on transfers of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deem it advisable to do so because of any requirement of law or of any government or government body, or under any provision of the deposit agreement, or for any other reason.

We are treated as a U.S. corporation for U.S. federal tax purposes.

Due to the circumstances of our formation and the application of Section 7874(b) of the U.S Internal Revenue Code of 1986 (the “Code”), we are treated as a U.S. corporation for all purposes of the Code. As a result, we are subject to U.S. federal corporate income tax on our worldwide income. In addition, if we pay dividends to a Non-U.S. Holder, as defined in the discussion “Item 10. Additional Information—E. Taxation—U.S. Federal Income Taxation,” U.S. income tax will be withheld at the rate of 30%, or, subject to certain conditions, such lower rate as may be provided in an applicable income tax treaty. Each investor should consult its own tax adviser regarding the U.S. federal income tax consequences of holding the ordinary shares or ADSs in its particular circumstances.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

Our legal and commercial name is SPI Energy Co., Ltd. Our principal executive office is located at 7F/A Block, 1st Building, Jinqi Plaza No. 2145 Jinshajiang Road, Putuo District Shanghai, People’s Republic of China. Our telephone number at this address is +86 21-8012 9001 and our fax number is +86 21-8012 9002. Our registered office is situated at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

Before completion of the Redomicle Merger, we carried out our business through SPI and its subsidiaries. We became a public company in December 2006 through a reverse merger with SPI, then a Nevada corporation (formerly Welund Fund, Inc.). On March 31, 2011, LDK, a manufacturer of PV modules, obtained a controlling interest in Solar Power, Inc. through a significant investment that provided working capital and broader relationships to more aggressively pursue commercial and utility project opportunities globally. Prior to the expansion of our EPC service business and the commencement of our global project development business in 2014, LDK’s modules were used in a majority of the solar projects to which we provided EPC services; however, we maintained relationships with other module manufacturers for times when circumstances required an alternative to LDK’s line of modules. See “Note 30—Related Party Transactions” to our consolidated financial statements and “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” in this annual report for further discussion related to the accounts receivables and payables arising out of our historical dealings with LDK. Following the shifting of our strategic operational focus, we adopted a supplier-neutral approach to sourcing PV modules and panels for our acquired and independently developed projects in 2014 and 2015.

We raised a significant amount of cash for our working capital purposes from the issuance of shares of SPI’s common stock and convertible notes in 2014 and 2015 to non-U.S. investors in private placements. In 2014 and 2015, we entered into various private placement share purchase agreements and option agreements with a number of non-U.S. investors and issued approximately 356.7 million unregistered shares or options to purchase shares of SPI’s common stock in reliance on Regulation S of the Securities Act (“Regulation S”), mostly at a per share purchase price benchmarked to the prevailing trading price of SPI’s shares at the respective dates of these agreements, and raised an aggregate of $243.9 million. We also raised $55.0 million of cash by issuing unregistered convertible notes to non-U.S. investors in reliance of Regulations S in 2014 and 2015. In January 2016, we raised $5 million by issuing 2.5 million ordinary shares, in reliance on Regulation S, to a non-U.S. investor who exercised an option to purchase our ordinary shares pursuant to an option agreement with our Company. In May 2016, we entered into share purchase agreements with certain of our existing ADS holders, including Zhou Shan and Head & Shoulders Global Investment Limited (formerly Robust Elite Limited), and certain members of our management team to sell to them an aggregate of 75.99 million ordinary shares, in reliance on Regulation S, at a total consideration of US$57.68 million. These transactions are subject to customary closing conditions and are not yet consummated.

Our Company was incorporated by SPI as a company limited by shares in the Cayman Islands on May 4, 2015. On January 4, 2016, we completed the redomiciliation of SPI to the Cayman Islands, whereby SPI merged with and into a wholly-owned subsidiary of our Company and the holders of SPI common stock that was acquired before the relevant F-4 registration statement became effective received ADS representing ordinary shares of our Company. As a result, the former shareholders of SPI became the beneficial owners of the capital stock of our Company, and our Company, together with our subsidiaries, now own and continue to conduct SPI’s business in substantially the same manner as was conducted by SPI and its subsidiaries. Our Company is also managed by substantially the same board of directors and executive officers that managed SPI previously.

On January 19, 2016, our ADSs began trading on the NASDAQ Global Select Market under the symbol of “SPI.”

Consequent to SPI’s issuance of shares and convertible notes in private placements and the Redomicle Merger and relevant changes in our share capital as described above, as of the date of this annual report, LDK beneficially owns 141,517,570 of our ordinary shares, or 22.1% of our total outstanding ordinary shares, and is no longer our controlling shareholder.

B.	Business Overview

We are a global provider of PV solutions for business, residential, government and utility customers and investors. We provide a full spectrum of EPC services to third party project developers, as well as develop, own and operate solar projects that sell electricity to the grid in multiple countries, including China, the U.S., the U.K., Greece, Japan and Italy. Prior to 2014, we were primarily engaged in providing EPC services to developers in the U.S. We were also engaged in the development, manufacture and marketing of a variety of PV modules, the key components of solar parks that convert sunlight into electricity, and balance-of-system components, including our in-house brand. We have discontinued our manufacturing business and liquidated our research and development function. Starting from 2014, we expanded our full spectrum EPC service business to China, where we provided comprehensive and quality services to large solar projects. In addition, we commenced our global project development business by ramping up our portfolio of global solar projects, including projects that we plan to hold in the long term and derive electricity generation revenue from our independent power producer model, or IPP model, and projects that we plan to sell in the future when we are presented with attractive opportunities under our build-and-transfer model, or BT model. We grow our project portfolio primarily through acquisitions and act as a secondary developer for the projects we acquire which are under construction or in pipeline at the time they are added to our portfolio. Solar projects in our current portfolio include projects at all stages of development, including projects in operation, projects under construction and projects in pipeline. See “—Our Global Project Development Business—Our Solar Project Portfolio.”

For our EPC service business, the scope of our work encompasses engineering design procurement of technical components from PV module and panel manufacturers and contracting of construction and installation, which reaches both upstream and downstream along the spectrum of the solar business value chain. We rigorously manage our engineering design quality, procurement supply chain and construction contractors. This level of design and supply chain management as well as construction quality control enables us to design, build and deliver world-class solar system configurations with components that can work optimally together. Our value-engineered system approach allows us to meet system design requirements while delivering highly efficient electric power output with a lifetime of reliable performance. In 2014 and 2015, we focused on solar projects in China, where the projects are eligible to receive various forms of government incentives and have access to funding options, and where we enjoy relatively high margins with respect to our EPC service business compared to projects in other jurisdictions. We derived approximately 83.3% and 25.1% of revenue from our EPC service business in China with an average gross profit margin of 17.0% and 15.7% for the years ended December 31, 2014 and 2015, respectively. We also provide a comprehensive set of long-term O&M services over the anticipated life of a solar project for third party developers, including performance monitoring, system reporting, preventative maintenance and full warranty support. We have incurred net losses since our inception. We incurred net losses of $32.2 million, $5.2 million and $185.1 million in 2013, 2014 and 2015, respectively.

For our global project development business, as of December 31, 2015, we had completed a series of acquisitions of solar projects that were in operation, consisting of (i) 26.6 MW of projects in Greece, acquired in December 2014 for a total consideration of $140.5 million of its fair value, (ii) 20.0 MW of projects in China, acquired in December 2014 for a total consideration of RMB190 million ($30.6 million), and (iii) 4.3 MW of projects in Italy, acquired in February 2015 for a total consideration of $11.8 million of its fair value. The Greek, Chinese and Italian projects were already connected to the grid. During the year ended December 31, 2015, we completed the construction of five PV solar projects in the U.S. and three PV solar projects in the U.K. and sold them to third parties at the consideration of $27.1 million and $50.3 million, respectively, which have been recognized as revenue accordingly.

As of December 31, 2015, we were constructing an aggregate of 12.5 MW of projects in the U.K. and 1.5 MW of projects in Japan under our BT model. We anticipate that these projects will be connected to the grid by December 31, 2016.

We had 186.7 MW of projects in announced pipeline as of December 31, 2015. See “—Our Global Project Development Business—Our Solar Project Portfolio.” We expect to complete the acquisition of, or commence permitting processes for, our projects in announced pipeline as soon as practicable. We believe these new additions, combined with our existing project portfolio, demonstrate our broad geographic reach and established presence across key solar markets and mitigate country-specific risks.

As a market first innovation, www.solarbao.com, primarily targeting retail customers residing in China and a first-of-its-kind online energy e-commerce and investment platform, was launched in early 2015. This platform enables individual and institutional investors to purchase PV-based investments and enables retail customers to purchase solar kits should they plan on building PV projects. Aside from being an independent revenue generating business, this e-commerce and investment platform is also being used by us as a financing channel for our PV projects. This platform is intended to create a network connecting investors keen on the solar industry and developers.

Our Engineering, Procurement and Construction Service Business

Developing a PV system is a highly complex endeavor which requires technical expertise as well as process management and business skills. The engineers of a PV project must properly oversee the design and installation of the PV modules, racking and mounting systems, interconnection and balance-of-systems components, inverters, batteries and other electric and technical equipment that constitute a typical PV project and enables the project to generate electricity and interconnect with the local grid. As the engineer’s work is closely interrelated with the equipment installed in the project and the construction of the project itself, project developers generally contract out all three important tasks of the engineering, procurement, and construction services, which form the technical backbone of a successful PV power plant, to a single EPC contractor.

An EPC service provider generally plans, executes and manages the engineering design of a project, the procurement of required components and materials, and the construction of the project itself. Focused on the engineering and other technical aspects of the project, EPC services are distinguishable from the financial and regulatory aspects of developing a solar project generally handled by developers’ in-house teams. EPC work occupies a central position in the project development value chain, reaching both upstream to the procurement of equipment from PV module manufacturers and downstream to the contracting of construction and installation work. As a PV solution provider familiar with the entire PV development process, we are able to deliver sophisticated and specialized EPC solutions for PV project developers while also driving efficiencies up and down the value chain.

When providing EPC services to other developers, our expertise in the solar project development and manufacturing fields allows us to realize cooperative synergies and also exert leverage with third-party contractors that helps drive performance and create value for our customers. Our broad expertise can inform the overall development process, affording us a role in program management, project scheduling, quality management, and quality control of a project. Under this model we work closely and cooperatively with our customers and sub-contractors in successfully delivering completed solar projects, fostering and improving our existing relationships with established PV system developers, integrators and installers. Thus, our provision of EPC services is a critical contribution to projects in which we partner with project developers, a model we have historically executed in the U.S. and China and we continue to execute now.

We typically work with customers on-site to perform feasibility studies, manage deliveries and materials, and oversee design, installation, construction system start-up, testing, and grid connection. The size of the system is the primary determinant of EPC development timing, but for an average system in our experience the process takes three to six months. We use our in-house capabilities for engineering and procurement, which allows us to take advantage of our strong relationships with diverse supplier network for the provision of modules, racking systems, balance of system components and other items at competitive prices and terms. We generally outsource and oversee construction to specialized EPC construction sub-contractors.

We earn pre-agreed EPC service fees from our customers, who generally make milestone payments to us. In 2013, 2014 and 2015, we derived revenue of $39.3 million, $87.3 million and $48.0 million, respectively, from the provision of our EPC services. Prior to 2014, our EPC work was primarily for customers in the U.S. In 2014, as a part of the commencement of our global project development business in the Chinese market, we began to undertake major EPC projects in certain parts of China. In 2014, we provided EPC services to three large Chinese projects having capacities of 21.0 MW, 30.0 MW, and 30.0 MW located in Jiangxi Province, Ningxia Autonomous Region, and Inner Mongolia Autonomous Region, respectively. Our three largest EPC customers in 2014 were the respective owners of these three projects, all of which were regional developers in China. In 2015, we provided EPC services to five Chinese solar projects having attributable capacities of 49.5 MW in the Inner Mongolia Autonomous Region, 30 MW in the Ningxia Autonomous Region and 6 MW in Gansu Province.

Engineering Design

As a critical first step in the EPC process, engineering design involves the planning of the entire solar project, from feasibility studies of the land and irradiation levels to efficient arrangement of mounting, modules and connection systems. Our technical team takes responsibility over initial solar project engineering with support from third-party contractors. The engineering design process includes the site layout and the electrical design as well as assessment of a variety of factors to choose appropriate technologies for the project, particularly the modules and inverters. Through engineering design, we aim to reduce the risks, control the costs and improve the performance of our solar projects.

Procurement and Construction

In order to focus on our core downstream development and EPC service businesses, we no longer manufacture PV modules or produce other equipment such as controllers, inverters and balance of system components. Rather, we procure them from third-party manufacturers and install them in our PV systems as part of our EPC business.

We procure PV modules and other key equipment for our project construction from independent suppliers and contract work to third-party EPC contractors in areas such as logistics, installation, construction and supervision. We believe this allows us to focus our resources on higher value-added tasks. We maintain an updated list of qualified and reliable global suppliers and local third-party contractors in the areas where we operate with a proven track record and with which we have established relationships.

We choose our suppliers and third-party EPC contractors through a competitive bidding process. The relevant departments of our headquarters organize and collect bids, communicate with bidders and coordinate with our regional development teams to meet local technical and legal requirements. This helps ensure we have a strong, reliable and experienced supplier and construction team working with us on every EPC project that we manage.

Procurement of PV Modules and Other Equipment

Our management team has strong relationships in the solar industry that enable a thorough understanding of component selection. We apply stringent quality assurance protocols when selecting components to ensure a long useful life and high compatibility with the solar project, local topography and local solar irradiation. We leverage our economies of scale and industry knowledge to obtain favorable prices, payment terms and warranty terms, thus delivering high project returns, reducing our working capital requirements and improving our liquidity.

The cost of PV modules, the primary equipment of our solar projects, typically takes up a substantial portion of the average total system costs. We procure our PV modules from a wide selection of suppliers including Hanwha Q CELLS Co., Ltd., CECEP Solar Energy Technology Co., Ltd., Znshine PV-tech Co., Ltd., Lightway Green New Energy Co., Ltd., Renesola America, Inc., and LDK, among others. Although we are no longer engaged in component manufacture, we believe that our strong historical experience in manufacturing upstream PV products provides us with insights into the upstream value chain and advantages in procuring PV system equipment in our EPC and downstream project development business.

We take into consideration technical specifications (such as size, type and power output), bid price, warranty and insurance programs, spectral response, performance in low light, nominal power tolerance levels, degradation rate, technical support and the reputation of the supplier when procuring project equipment. We typically require warranties in case of defects in materials or workmanship for duration of 10 years and a warranty for module capacity under normal testing conditions for a duration of 25 years (2-3% of capacity for the first year with a 0.5-0.8% linear degradation in capacity every year thereafter).

We are generally required to pay 100% of the purchase price within a period ranging from three months to six months after receipt, inspection and acceptance of the PV modules. We typically pay manufacturers deposits that represent 10% to 50% of the total purchase price.

Construction Contracting

When acting as a general contractor, we generally outsource the construction of our PV power plants to third-party construction companies and closely monitor their execution of our designs. These companies are typically specialized EPC construction subcontractors. Our third-party contractors take contractual responsibility over construction. In executing construction oversight and management, we combine our hands-on experience in construction, installation and system integration to drive construction work, reduce construction risks, and realize overall project cost savings. Our construction oversight teams can conduct constructability reviews, provide construction support, contract administration and document control services, construction inspection, engineering support, instrumentation installation and monitoring, and on-site construction supervision and monitoring.

We utilize a number of metrics to manage and monitor the performance of the third-party contractors in terms of both quality and delivery time and to ensure compliance with applicable safety and other requirements. For instance, we may delegate representatives with relevant qualifications to review, supervise, organize and provide comments on the third-party contractor’s design, construction plan, construction guidelines, materials and documentations. We also conduct periodic inspections to examine project implementation and quality standards compared to our project planning and quality standards and prepare periodic reports for review and approval by the relevant departments in our corporate headquarters. If we identify any quality or progress issues that are attributable to the work of the third-party contractors, we will have further follow-up discussions with them and monitor their rectification work.

The third-party contractors are responsible for the quality of the project, and must maintain project-relevant insurance with us as a beneficiary. They must ensure the project complies with the related local safety, labor and environmental laws and regulations. We examine and keep records of the production-related safety documentation and insurance policies of our third-party contractors. All production-related tools and equipment used by our third-party contractors must be compliant with and certified by applicable regulatory standards. The contractors submit detailed quality assurance procedures and report on the progress, quality and safety of the project to us on a regular basis. The third-party contractors utilize a variety of measures to protect the location, including the transmission line, built facilities and infrastructure, from damage during the construction process.

We are generally entitled to compensation if the third-party contractors fail to meet the prescribed requirements and deadlines under their contracting agreements. We generally negotiate to pay our third-party contractors the remaining 5 or 10% of the contract price after the expiration of the quality warranty period, which generally lasts one to two years, or, if we pay the full contract price upon completion of the solar project, require the contractor to provide a performance guarantee in respect of the warranty obligations.

Commissioning and Warranties

We assess and evaluate our solar projects before completion. Upon completion of construction, we conduct commissioning tests prior to grid connection that include a detailed visual inspection of all significant aspects of the plant, an open circuit voltage test and a short circuit current test, and then a direct-current test after connecting to the grid. We focus commissioning tests on the quality of the construction and major equipment. These tests are conducted in order to ensure that the plant is structurally and electrically safe, and is sufficiently robust to operate as designed for the specified project lifetime.

After grid connection, we also conduct commissioning tests on electricity generation performance. As grid connection requires approval from power companies, post-grid connection commissioning tests also are conducted by local quality supervisors or third-parties approved by the power companies. In addition to the warranties provided by the manufacturers of modules and balance-of-system components, EPC contractors also typically provide a limited warranty against defects in workmanship, engineering design, and installation services under normal use and service conditions for a period of one to two years following the energizing of a section of a solar power plant or upon substantial completion of the entire solar power plant. In resolving claims under the workmanship, design and installation warranties, the new owner has the option of remedying the defect to the warranted level through repair, refurbishment, or replacement.

In April 2015, we entered into a share purchase agreement to acquire a rooftop EPC service provider in China. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Recent Acquisition Activities—Other Solar Businesses—All-Zip Acquisition.”

Our Global Project Development Business

We develop and sell or own and operate solar projects which sell electricity to the grid in multiple countries, including China, the U.S., the U.K., Greece, Japan and Italy. In 2014, we commenced our global project development business by ramping up our portfolio of global solar projects, including projects that we plan to hold in the long term and derive electricity generation revenue from under our IPP model, as well as projects which we plan to sell in the future when we are presented with attractive opportunities under our BT model. We grow our project portfolio primarily through acquisitions and our project acquisition strategy is based on rigorous market research and due diligence on the target project’s capacity, local energy demands, applicable tariff regime, supporting infrastructure, local government support and topography for construction in the case of projects under construction and projects in pipeline, and we consider financing options, internal rate of return, key technical components, grid connection agreements and power purchase agreements, or PPAs, as well as guarantees on performance for projects in all development stages. We act as secondary developer for the projects we acquire which are under construction or in pipeline at the time they are added to our portfolio. We plan to hold the projects from which we will derive electricity generation revenue for the long term, or to sell them in the future if we are presented with attractive opportunities.

As of December 31, 2015, we had completed a series of acquisitions of solar projects that were in operation, consisting of 26.6 MW of projects in Greece, 20 MW of projects in China and 4.3 MW of projects in Italy. The Greek, Chinese and Italian projects were already connected to the grid when the acquisitions were completed.

We had an aggregate of 12.5 MW of projects in the U.K. and 1.5 MW of projects under construction in Japan as of December 31, 2015. We expect that all of these projects will be connected to the grid by December 31, 2016.

Most of our solar projects are subject to the FIT policies of the countries or regions where they operate. FIT refers to the national and local subsidies to solar power generation supported by the government. For the FIT terms of our projects, please refer to “—Our Solar Project Portfolio.”

Our Solar Project Portfolio

We expect our solar projects to have operational lives of 25 to 27 years. As of December 31, 2015, our solar project portfolio consisted of:

•	Projects in Operation—“Projects in operation” refers to projects connected to the grid and selling electricity. As of December 31, 2015, we had projects in operation with an attributable capacity of 60.9 MW in Greece, China and Italy.

•	Projects under Construction—“Projects under construction” refers to projects at the construction stage. We generally complete construction in three to six months after obtaining all the permits required for construction, if local climate and topographical conditions permit. We had 14.0 MW of projects under construction in the U.K. and Japan as of December 31, 2015 and we expect substantially all of them to be connected to the grid by December 31, 2016.

•	Projects in Announced Pipeline—“Projects in announced pipeline” refers to projects that we have entered into definitive agreements to develop with a third party in which we expect to own a majority of the equity interest, and projects we have entered into definitive agreements to acquire.

The following summary sets forth our solar projects in operation, solar projects under construction and solar projects in announced pipeline as of December 31, 2015.

Solar Projects in Operation*

Country	Project name	Gross capacity (MW)	Our equity holding	Attributable capacity (MW)	Ground/ Roof-top	Connection date	FIT terms
Greece	Sinsin Renewable Investment Limited	26.6	100%	26.6	Ground	February to October 2013	EUR0.14-0.38/kWh[a]
China	Gonghe County Xinte Photovoltaic Co., Ltd.	20.0	100%	20.0	Ground	December 2013	RMB1.00/kWh[b]
China	Foshan Kezhou New Energy Development Co., Ltd.	10.0	100%	10.0	Roof-top	July 2015	RMB1.12/kWh and RMB0.8935/kWh[c]
Italy	SPI Renewables Energy (Luxembourg) Private Limited Company S.a.r.l. (formerly known as CECEP Solar Energy (Luxembourg) Private Limited Company (S.a.r.l.)); Italsolar S.r.l.	4.3	100%	4.3	Ground and Roof-top	December 2009	EUR0.22-0.35/kWh

Total		60.9		60.9

a:	The PPA agreements did not fix the FIT. The FIT will be charged based on the relevant law in force in Greece. The current law in force is law 4254/2014. According the monthly FIT statements by the electricity supply bureau in Greece, the FIT range of the PV plants was EUR0.14~0.38/kWh in 2014.

b:	It is the government policy of Qinghai Province in China that the PV plants grid-connected at the end of 2013 are entitled to a total electricity price of RMB 1.0/kWh once approved by Development and Reform Committee of Qinghai Province, among which RMB 0.35/kWh is to be paid by State Grid Company directly as set out in the PPA agreement. The remaining part (RMB 0.65/kWh) will be paid as an additional tariff by central government through State Grid Company.
c:	RMB1.12/kWh is the price for electricity sold to company on whose property the PV project is located, which is the primary customer of the project. RMB0.8935/kWh is the price for residual electricity connected to the grid. Both prices include national subsidy of RMB0.42/kWh.

Solar Projects Under Construction*

Country	Our equity holding	Number of solar projects	Attributable capacity (MW)	Ground/Roof- top	Scheduled connection date	FIT terms
U.K.	100%	3	12.5	Ground	2016	N/A1
Japan	100%	2	1.5	Ground	2016	N/A1

Total		5	14.0

1.	Intended by us to be BT projects as of December 31, 2015, and may be held as our IPP projects upon completion of construction if we determine that the return of owning the projects and selling electricity is more attractive.

As of December 31, 2015, the total capital expenditure incurred for our solar projects under construction amounted to approximately $71.2 million and we expect to incur additional $140.6 million to complete these projects. As the total capital expenditure may be affected by various factors including, among others, increases in cost of key equipment and materials, failure to obtain sufficient financing, unexpected engineering or environmental issues as well as changes in regulatory requirements, the actual total capital expenditure may deviate significantly from such estimates. We expect to finance construction of these projects using cash from our operations and private placements, bank borrowings, financial leases as well as other third-party financing options.

Solar Projects in Announced Pipeline*

•	In March 2015, we entered into a definitive joint development agreement with the owner of the Sacramento Kings, a sports team belonging to the preeminent National Basketball Association, to install approximately 700 KW of roof-top solar projects on the team’s entertainment and sports center located in Sacramento, California, U.S.

•	In March 2015, we entered into a definitive agreement with an independent third party to develop a total of 13.5 MW of projects in the U.K.

•	In March 2015, we entered into a definitive share purchase agreement to acquire a controlling equity interest in 7.8 MW of operating projects in the U.S. Closing of the purchase is subject to our satisfactory due diligence results on the projects, among others.

•	In January 2015, we entered into a definitive share purchase agreement to acquire an 100% equity interest in a 5 MW ground solar project that was under construction in Shandong Province, China.

•	In May 2015, we entered into a definitive share purchase agreement to acquire an 100% equity interest in a 10 MW ground solar project that was under construction in Jiangxi Province, China.

•	In September 2015, we entered into a definitive share purchase agreement to acquire an 100% equity interest in a 30 MW ground solar project that was under construction in Hebei Province, China.

•	As of December 31, 2015, we were in the process of obtaining relevant regulatory approvals for the following self-developed solar products: 40 MW projects in Jiangxi, 20 MW project in Shandong and 20 MW project in Henan, China; 19.7 MW project in the U.S.; and 20 MW project in Japan.

*	Our project portfolio excludes projects for which we provide EPC services but in which we do not own any equity interest or do not expect to acquire and excludes projects we have disposed of.

Featured Markets

•	China. We entered the Chinese market in 2014. As of December 31, 2015, we owned two solar projects in operation with a total capacity of 30.0 MW, located in Qinghai Province and Guangdong Province, China. We also had 125.0 MW of projects in announced pipeline as of December 31, 2015. In China, all of the projects in our portfolio are eligible to receive FIT.

•	U.S. We have been present in the U.S. market since the commencement of our business. As of December 31, 2015, we had 28.2 MW of projects in announced pipeline.

•	U.K. We entered the U.K. market in 2014. As of December 31, 2015, we owned three solar projects under construction with a total capacity of 12.5 MW and we had solar projects in announced pipeline of 13.5 MW. In the U.K., all of the projects in our portfolio are eligible for FIT.

•	Greece. We entered the Greek market in 2014. As of December 31, 2015, we owned eight solar projects in operation with a total capacity of 26.6 MW. In Greece, all of the projects in our portfolio are eligible for FIT.

•	Japan. We entered the Japanese market in 2014. We had 1.5 MW of solar projects under construction and 20.0 MW of solar projects in announced pipeline as of December 31, 2015. In Japan, all of our projects are eligible to receive FIT.

•	Italy. We entered the Italian market in 2015. We had 4.3 MW of solar projects in operation as of December 31, 2015. In Italy, all of our projects are eligible to receive FIT.

The following table sets forth a breakdown of our net sales by geographic location of customers for the periods indicated:

	For the year ended December 31,
	2013		2014		2015
	($ in thousands except percentage)
China	—	—	76,426	83.4%	56,745	29.8%
United Kingdom	—	—	—	—	50,345	26.4%
Australia	—	—	—	—	35,418	18.6%
United States	25,347	59.5%	14,690	16.0%	29,925	15.7%
Greece	13,854	32.5%	526	0.6%	8,720	4.6%
Japan	—	—	—	—	6,626	3.5%
Italy	3,428	8.0%	—	—	1,395	0.7%
Germany	—	—	—		1,336	0.7%

Total	42,629	100.0%	91,642	100.0%	190,510	100.0%

Acquisition of Solar Projects

We made significant acquisitions of solar projects in 2014 and 2015. See “Item 5. Operating and Financial Review and Prospects—Operating Results—Recent Acquisition Activities.” We may keep acquiring completed solar projects or other assets from independent third-parties which we believe will synergize with our existing operations and expansion strategies. A majority of our directors must approve such acquisitions.

Our board of directors has formulated a uniform standard for assessing target assets with respect to the acquisition of solar projects, and such standard may be adjusted based on our Company’s business, financial condition and results of operations from time to time. Our board of directors considers the following criteria when assessing potential acquisitions, among others:

•	the internal rate of return of the project prior to leverage, taking into consideration applicable FIT or PPA rate, and other applicable government incentives;

•	our ratio of debt-service coverage;

•	the solar irradiation hours of the project, after discounting for performance;

•	the use of financeable and reliable brands for and technical specifications of the key components, including modules, invertors, mounting systems, racks/tracking systems, and EPC integration services;

•	any performance guarantees required, as well as any compensation for failing to perform;

•	clear and trustworthy opinions from third-party professionals after detailed technical, financial, tax and legal due diligence; and

•	reasonable payment terms matching relevant milestones.

We rigorously conduct due diligence on our target projects before making the acquisitions and providing due considerations to the foregoing criteria. Upon the completion of the acquisitions, we either hold the projects in the long run or to sell them in the future at appropriate opportunities. For more information on the projects we have acquired or expect to acquire, see “Item 5. Operating and Financial Review and Prospects—Operating Results—Recent Acquisition Activities.”

Market Due Diligence

We aim to select solar projects located at sites with long solar irradiation hours, high energy demand, good supporting infrastructure, favorable tariff regimes, local government support and appropriate topography for construction where solar projects are likely to yield higher returns. We systematically analyze land cost, solar irradiation, grid connection capacity, land and property status, government support, availability of project financing and any other project information that would impact the overall economic return of the project. We target projects we believe to have an appropriate balance of financial returns, costs and risks.

Permit Development Process

The permit development process is the process to obtain all the required permits, certifications and approvals from competent government authorities for solar project development. As of December 31, 2015, most of our solar projects in operation had been undertaken by us as a secondary developer.

We acquire solar projects which third parties have already begun developing by securing land use rights, development permits, or even beginning construction. We learn about potential projects for secondary development from our business partners, national or local governments, industry publications, overseas engineering exhibitions or overseas business liaison organizations. Our criteria for sourcing solar projects in the different markets in which we operate include land cost, solar irradiation, the availability of FIT benefits or other government incentives, grid connection capacity, local financing opportunities and other project information. The selection process involves detailed due diligence into the above criteria based on relevant company documentation, financial projections and the legal status of permits already secured by the project. We ensure that the projects we acquire through secondary development have a strong likelihood of being developed through to operational status.

After acquisition, we continue to develop the projects through to grid connection as our own. We pursue secondary permit development in markets with relatively liquid markets for energy permits that allow for smooth transfer of pre-operational solar assets from third-party developers to us. Under certain circumstances, we negotiate site acquisition, preliminary permits, grid connection agreements and PPAs for projects under our secondary development model depending on the development stage when we acquire them.

Permit Development Steps

The following sets forth each step of our permit development:

•	Evaluating project sites and location—The critical factors to consider when evaluating the site of a solar project include its solar irradiation, its proximity to a grid connection point, zoning regulations and its general geographic and topographic features. If the project site is suitable for development or acquisition, our regional development team submits a site assessment report on the land and other related information to our corporate headquarters for evaluation and approval.

•	Due diligence—Our in-house technical and EPC team, along with third-party experts we employ externally as needed, examine project items such as engineering and design specifications, technical risks and solar irradiation and environmental analyses. We pay specific attention to potential delays and cost overruns, grid capacity and additional costs which may not be captured in the technical design. We also ensure that the project has clean legal rights to the permits and other permissions it has secured. In all cases, we ensure that local regulations allow us to properly realize our business intentions for the project, whether by allowing us to hold the project under our IPP model or transfer it under our BT model.

•	Market considerations—We target projects which have an appropriate balance of financial returns, costs and risks. Important factors include the applicable FIT associated with the project, the costs of maintenance, local taxes and fees, and the availability of local credit or other refinancing options. Our financial teams conduct financial forecasts based on information about the financial prospects of the solar project and the local energy market to make a profitability estimate and adjust our capital plan accordingly.

•	Permitting—Permit and licensing requirements vary depending on the jurisdiction of the solar project, but the key permits, licenses and agreements typically required for solar projects include land acquisition or lease contracts, environmental impact assessments, building or rezoning permits, planning consents, grid connection contracts and PPAs. We work closely with relevant government and private stakeholders to secure all necessary permits to develop a project, including local or regional planning authorities, electricity utilities, local communities, environmental agencies, as well as health and safety agencies.

Project Financing

A solar project sponsor typically sets up a project company as a special purpose vehicle to own a particular solar project and arrange for project financing. We typically enter contracts and other agreements under the name of the project company, which facilitates project financing by isolating the project and its assets, and any potential securitization requirements, from our broader global business.

A project’s construction costs are mainly funded by our working capital. We take opportunities to negotiate favorable credit terms with our equipment suppliers and EPC contractors when possible, such that payment is not due until several months after construction and grid connection are complete.

We generally seek to arrange debt financing for our solar projects from local banks and financial leasing companies in countries more open and receptive to renewable energy investments, such as China, where we primarily work with reputable banking institutions such as China Minsheng Bank Co., Ltd., Agricultural Bank of China and Bank of Suzhou Co., Ltd. For example, we obtained a credit facility of RMB300 million from China Minsheng Bank Co., Ltd. in March 2016 and a credit facility of RMB300 million from Agricultural Bank of China in May 2016.

In addition, as the e-commerce and investment platform launched in early 2015 continues to develop, we expect it to serve as an innovative and viable channel of funding our PV projects. See “—E-Commerce and Investment Business.”

Engineering, Procurement and Construction

Given the multi-jurisdiction coverage of our project portfolio, we choose to utilize our EPC capabilities or contract third party EPC contractors to service our own projects, based on our cost analysis taking into consideration of locations, topographical conditions as well as the quality and competition of local EPC service providers. For detailed information on our EPC capabilities, see “—Our Engineering, Procurement and Construction Service Business.”

Operation and Maintenance Business

We operate and maintain solar projects connected to the grid, usually for the same projects that we have provided EPC services to. We regularly maintain solar projects for our customers to ensure that these projects operate in good condition and comply with the recommendations issued by the grid company in order to remain connected. We utilize specialized software to monitor the performance and security of the solar projects on a real-time basis.

By operating the projects effectively and efficiently, we reduce down time and increase electricity output. A project’s major lifecycle costs mainly include the maintenance fee and the depreciation of modules, inverters and transformers. We monitor electricity production and any incidents or abnormalities which may impede normal operation. We adjust production levels based on the available capacity of the grid.

We also utilize our O&M capabilities for the projects in our portfolio and bear the associated costs. We operate and maintain our projects with the intention to maximize the utilization rate, rate of power generation and system life of our solar projects.

E-Commerce and Investment Business

The platform of www.solarbao.com (“Solarbao”) was launched in early 2015 and is currently in operation. It is a first-of-its-kind online energy e-commerce and investment platform targeting customers based in China that offers a variety of functions, including primarily:

•	an e-commerce services function, where new energy project holders may obtain financing by transferring ownership of relevant equipment to online investors;

•	an entrusted leasing function, where at the time the online investors obtain the relevant equipment from the new energy project holders, the online investors can lease the equipment back to the new energy project holders through the Solarbao platform and its partner financial leasing companies. New energy project holders would pay rentals to the online investors with earnings from operating the new energy project;

•	a leased asset trading function, where we introduce investment institutions to act as market makers, including purchasing the leased asset that online investors obtained from new energy project holders, so as to provide convenient and foreseeable exits to online investors and hence increase online investors’ demand. We also provide product packaging and resale services to the market makers, so that market makers can have exits through the Solarbao platform and receive rental income during the holding period of the relevant leased asset; and

•	an Internet financing channel (www.solarbao.com), through which we and third parties (including developers of new energy project such as PV projects) obtain project funding through purchasing equipment (such as modules and inverters) from manufacturers, and subsequently onselling to and leasing back from investors the equipment with a specified rate of leasing return. This Internet entrusted sale-and-leaseback model promotes demand for other new energy projects such as third-party PV projects, and in the past it has been difficult for these projects with relatively small sizes to obtain financing. This model provides more opportunities for us to obtain EPC and equipment purchase rights from other new energy projects such as third-party PV projects. In addition, our financial institutions would be able to receive relatively stable and low-risk rental income as market makers on the Solarbao platform. Solarbao also provides investors with opportunities to obtain comparatively attractive rates of leasing return, through purchasing PV modules from us or third party developers and leasing them back. As of the date of this annual report, we expect that most of our PV-related wealth management products for the funding of PV projects on Solarbao offer investors annualized rates of return of between 5.25% and 11.9%.

Under the various functions of the e-commerce and investment platform outlined above, we expect that our revenue streams will include the difference between the returns on our PV projects and the returns that the investors are entitled to, the profit of purchasing PV modules from manufacturers and selling them to PV project developers, pre-agreed platform utilization commissions from investors when they transfer their ownerships in PV modules, rental income that financial institutions receive when acting as market makers for third-party projects, and pre-agreed commissions from third-party project developers when they utilize the platform as a financing channel, among others.

We believe that the e-commerce and investment platform is a creative option to meet our project financing needs, in addition to facilitating our multi-channel growth, evidenced by the platform’s broad revenue generation segments. We intend to attract a broad customer base through our tailored marketing and promotion plan, including conventional advertising and innovative marketing. We also plan to create a network connecting investors keen on solar industry investment opportunities and project developers.

Foreign ownership of internet-based businesses is subject to significant restrictions under current PRC laws and regulations. The PRC government regulates the conduct of online commerce through strict business licensing requirements and other government regulations. These laws and regulations also limit foreign ownership in PRC companies that provide internet information distribution services. Companies operating Internet-based businesses such as the www.solarbao.com e-commerce and investment platform primarily targeting retail customers in China are governed by these rules and regulations in China.

According to the Administrative Rules for Foreign Investments in Telecommunications Enterprises (the “FITE Regulations”) issued by the State Council of the PRC on December 11, 2001 and amended on September 10, 2008, foreign investors’ ultimate equity ownership in an entity in the PRC providing value-added telecommunications services shall not exceed 50% and a foreign investor wishing to acquire any equity interest in a value-added telecommunications business in the PRC must demonstrate (i) a good track record, and (ii) experience in providing value-added telecommunications services. In accordance with the Catalog of Industries for Guiding Foreign Investment (2011 Revision) (the “Old Catalog”), our e-commerce business, which is defined as a type of value-added telecommunication services, is classified into “Catalog of industries in which foreign investment is restricted.” On March 10, 2015, the Ministry of Commerce of the PRC, or MOFCOM, and National Development and Reform Commission of the PRC published the Catalog of Industries for Guiding Foreign Investment (2015 Revision) (the “Revised Catalog”) which took effect on April 10, 2015. In the Revised Catalog, e-commerce, as opposed to other value-added telecommunication services, is exempted from the restricted category. However, this new change has not been reflected in the FITE Regulations by any amendment, thus we should still rely on the contractual arrangement among our PRC subsidiary, Meijv and its shareholders for the operation of the e-commerce business in order to comply with the FITE Regulations.

On January 19, 2015, the Ministry of Commerce of the PRC, or MOFCOM, published a draft of the PRC Law on Foreign Investment (Draft for Comment), or the Draft Foreign Investment Law, for which the comment period ended on February 17, 2015. At the same time, MOFCOM published an accompanying explanatory note of the Draft Foreign Investment Law, or the Explanatory Note, which contains important information about the Draft Foreign Investment Law, including its drafting philosophy and principles, main content, plans to transition to the new legal regime and treatment of business in China controlled by foreign invested enterprises, or FIEs, primarily through contractual arrangements. The Draft Foreign Investment Law is intended to replace the current foreign investment legal regime consisting of three laws: the Sino-Foreign Equity Joint Venture Enterprise Law, the Sino-Foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-Invested Enterprise Law, as well as detailed implementing rules. The Draft Foreign Investment Law proposes significant changes to the PRC foreign investment legal regime. The proposed Draft Foreign Investment Law is to regulate FIEs the same way as PRC domestic entities, except for those FIEs that operate in industries deemed to be either “restricted” or “prohibited” in a “Negative List.” Because the Negative List has yet to be published, it is unclear whether it will differ from the current list of industries subject to restrictions or prohibitions on foreign investment. The Draft Foreign Investment Law also provides that only FIEs operating in industries on the Negative List will require entry clearance and other approvals that are not required of PRC domestic entities. As a result of the entry clearance and approvals, certain FIEs’ operating in industries on the Negative List may not be able to continue to conduct their operations through contractual arrangements. There is substantial uncertainty regarding the Draft Foreign Investment Law, including, among others, what the actual content of the law will be as well as the adoption and effective date of the final form of the law. While such uncertainty exists, we cannot assure you that the new foreign investment law, when it is adopted and becomes effective, will not have a material and adverse effect on our ability to conduct the e-commerce business through our contractual arrangements.

Since we are a Cayman Islands company and due to PRC governmental restrictions on foreign investment in internet-based business in China, Solar Energy E-Commerce was established in late 2014 and commenced operation in early 2015. Solar Energy E-Commerce operated www.solarbao.com e-commerce and investment platform which primarily targets retail customers residing in China. Our PRC subsidiary, Yan Hua Internet, entered into a series of contractual arrangements with Solar Energy E-Commerce and its shareholders on March 26, 2015. Legal enforceability of these contractual arrangements has not been established, primarily because the registration of the equity interest pledge agreement with the relevant PRC government authority has not been completed as one of the legal shareholder’s equity in Solar Energy E-Commerce is restricted from pledge and transfer, making us unable to legally enforce our right under the equity interest pledge agreements and potentially other agreements. As a result, Solar Energy E-Commerce was not consolidated into our financial statements as of and for the year ended December 31, 2015. We have established a new corporate structure for the e-commerce business under which Solarbao has been migrated into a domestic company, Meijv, since April 2016 and Yan Hua Internet has entered into a new set of contractual arrangements on March 17, 2016, including an equity interest pledge agreement, with Meijv and Youying. We have registered the equity interest pledge agreement with the relevant PRC government authority on March 17, 2016 Meijv. As of the date of this annual report, the shareholders of Youying are Ms. Amy Jing Liu and Mr. Min Xiahou. Ms. Amy Jing Liu has resigned her office in the Company and is in the process of transferring all of her equity interest in Youying to Mr. Tairan Guo. The application for the registration of this equity transfer has been submitted to the relevant PRC government authority. After this registration, Mr. Min Xiahou, Mr. Tairan Guo, Youying and Yan Hua Internet will enter into a set of contractual arrangements, including an equity interest pledge agreement, similar as the contractual arrangements among Yan Hua Internet, Youying and Meijv. Mr. Min Xiahou and Mr. Tairan Guo will pledge their equity interests in Youying to Yan Hua Internet and register this equity pledge with the relevant PRC government authority. Once the legal enforceability of the contractual agreements is established, we expect to include the financial results of Meijv as a variable interest entity in our consolidated financial statements. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Contractual Arrangements with Solar Energy E-Commerce and Its Shareholders” and “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Contractual Arrangements with Meijv and Its Shareholders.”

We believe that the current corporate structure of Solarbao and the anticipated restructuring are in compliance with existing PRC laws, rules and regulations.

Our Australia Distribution Business

In March 2015, we entered into a definitive share purchase agreement to acquire 80% of the equity interest in Solar Juice Pty Limited (“Solar Juice”), a company incorporated in Sydney, Australia. Solar Juice engages in the business of distributing solar kits, including PV modules, balance-of-system components, solar monitoring systems and inverters, to retail or corporate customers in Australia and Southeast Asia. According to SolarBusinessServices, a consultancy, Solar Juice ranked as the number one solar product distributor in Australia based on wholesale volume in 2013, 2014 and 2015. As of December 31, 2015, Solar Juice had over 3,000 Business-to-Business accounts, of which 700 were active on a monthly basis. We acquired Solar Juice in May 2015. We believe that this business targeting attractive markets with high growth potential will be a valuable addition to our operations. For more information on our acquisition of Solar Juice, see “Item 5. Operating and Financial Review and Prospects—Operating Results—Recent Acquisition Activities.”

Our Partnership with Energy Storage Solution Provider

See “Item 5. Operating and Financial Review and Prospects—Operating Results—Recent Acquisition Activities—Other Solar Businesses—EnSync Acquisition.”

Our Partnership with Electric Vehicle Rental Service Provider

See “Item 5. Operating and Financial Review and Prospects—Operating Results—Recent Acquisition Activities—Other Solar Businesses—Acquisition of Dingding Yiwei.”

Competition

The solar power market is intensely competitive and rapidly evolving, and we compete with major international and domestic companies over the development of solar projects. Our major competitors include leading global players such as SunPower Corporation, First Solar, Inc., Canadian Solar, Inc., SunEdison, Inc., SolarCity Corporation, Lightsource Renewable Energy Limited, and regional players such as West Holdings Corporation, Looop Inc., Zhenfa New Energy Science and Technology Co. Ltd., TBEA Sunoasis Co. Ltd., China Power Investment Corporation and other regional and international developers.

We believe that we can compete favorably with our competitors given that the key competitive factors for solar project development and operation include, without limitation:

•	industry reputation and development track record;

•	site selection and acquisition;

•	permit and project development experience and expertise;

•	relationship with government authorities and knowledge of local policies;

•	ability to secure high-quality PV modules and balance-of-system components at favorable prices and terms;

•	ready access to project financing;

•	control over the quality, efficiency and reliability of project development;

•	expertise in permit and project development; and

•	expertise in providing EPC and O&M services.

However, we cannot guarantee that some of our competitors do not or will not have advantages over us in terms of greater operational, financial, technical, management or other resources in particular markets or in general. In terms of the broader energy sector, the entire solar industry faces competition from other power generation sources, including conventional sources as well as other emerging technologies. Solar power has certain advantages and disadvantages when compared to other power generating technologies. The advantages include the ability to deploy products in many sizes and configurations, install products almost anywhere in the world, provide reliable power for many applications and reduce air, water and noise pollution. Yet other energy sources have advantages which may result in electric utilities, grid companies or other off-takers to enter PPAs or other electricity purchase arrangements with companies specializing in those energy sources rather than us or other companies specializing in solar power.

Suppliers

There are numerous suppliers of PV modules in the industry, and we have adopted a supplier-neutral approach. For both our EPC service business and global project development business, we select the suppliers based on whether we could obtain high-quality PV modules and balance-of-system components at favorable prices and payment terms. For both our EPC service and global project development business, we procure our PV modules from a broad range of suppliers including Hanwha Q CELLS Co., Ltd., CECEP Solar Energy Technology Co., Ltd., Znshine PV-tech Co., Ltd., Lightway Green New Energy Co., Ltd., Renesola America, Inc., and LDK, among others.

Customers and Marketing

We have historically provided EPC and O&M services, a line of business we are still engaged in. We are also selling electricity to the grid under our IPP model as well as selling solar projects under our BT model. Customers of our EPC services include independent power developers and producers as well as commercial and industrial companies. For our global project development business, we sell electricity to power companies and other electricity off-takers, including government-owned utility companies, operating in the United States, China, Greece and Italy under our IPP model. Purchasers of our BT projects included utility companies, independent power developers and producers, commercial and industrial companies as well as investors in the solar business. Further, customers of our Australia distribution business include residential ones, towards which we distribute PV modules, balance of system components, solar monitoring systems and inverters.

Although we derived substantially all of our revenue in 2013 and 2014 from provision of our EPC services, our revenue from sales of PV solar systems accounted for the largest portion of our total revenue and we expect to increase the percentage of revenue generated from our global project development business. For detailed information about our EPC customers in 2014 and 2015, see “—Our Engineering, Procurement and Construction Service Business.”

We promote our reputation by participating in industry conferences worldwide and aggressively diligencing development opportunities in strong potential markets. Members of our senior and local management team routinely meet with industry players and interested investors. Our business development teams around the world have significant experience building business in local markets and actively pursue growth opportunities around the world. We intend to continue to increase our marketing efforts going forward.

We historically engaged in high-profile marketing activities focused on developing our brand awareness not just among the solar business developers who have traditionally been our customers, but also among the general public. For example, in 2009, then-Governor Arnold Schwarzenegger made a speech at one of our 40-acre solar projects outside Sacramento, a media opportunity that we embraced to build our brand awareness.

As we shift our business towards global project development and the expansion of our EPC business in China, we have continued to embrace unique marketing strategies. In 2015, we announced a partnership with the Sacramento Kings basketball team under which we will install a roof-top solar system on the Kings’ Entertainment and Sports Center in downtown Sacramento. The partnership includes a 10-year sponsorship agreement which will leverage the Kings’ marketing resources to provide branding and marketing support to our marketing activities around the globe. The Kings will also add brand support to the Solarbao e-commerce and investment platform, where we have also engaged with the famous Chinese pianist Lang Lang to act as spokesman for this new and exciting brand. In addition, we have undertaken “red packet” promotions, where we offered rebates on orders placed on Solarbao during Chinese New Year holiday in 2015 and other retail marketing programs in China to build brand awareness among the investors and individuals that we are targeting with the Solarbao platform and EPC services. We expect this to increase our competitiveness across the spectrum of our services as a global PV solutions provider.

Seasonality

Demand for solar power products tends to be weaker during the winter months partly due to adverse weather conditions in certain regions, which complicate the installation of solar power systems. Our operating results may fluctuate from period to period based on the seasonality of industry demand for solar power products. Our sales in the first quarter of any year may also be affected by the occurrence of the Chinese New Year holiday during which domestic industrial activity is normally lower than that at other times. Certain aspects of our operations are also subject to seasonal variations. For example, we may schedule significant construction activities to connect solar projects to the grids prior to a scheduled decrease in FIT rates in order to qualify for more favorable FIT policies.

Insurance

We maintain the types and amounts of insurance coverage that we believe are consistent with customary industry practices in all the countries where we operate. Our insurance policies cover employee-related accidents and injuries, property damage, machinery breakdowns, fixed assets, facilities and liability deriving from our activities, including environmental liability. We maintain business interruption insurance for interruptions resulting from incidents covered by insurance policies. We have not had any material claims under our insurance policies that would either invalidate our insurance policies or cause a material increase to our insurance premiums. We cannot assure you, however, that our insurance coverage will adequately protect us from all risks that may arise or in amounts sufficient to prevent any material loss.

Regulations

We operate in multiple jurisdictions, including China, the U.S., Japan, the U.K, Greece, Germany, Italy and Australia. We are therefore subject to complex laws, regulations and policies promulgated by the governments and government-run utilities of these jurisdictions, including FIT regulations, clean energy incentive rules and programs, laws and regulations that apply to all power producers, regulations that specifically apply to solar power project operators, EPC service providers as well as solar kit distributors, tax regulations and intellectual property laws, among others. We are also subject to a number of PRC laws governing foreign investment in various sectors in China. Pursuant to the Revised Catalog which took effect on April 10, 2015, our business as a provider of EPC services to solar projects as well as developing, owning and operating solar projects is classified into “catalog of industries in which foreign investment is encouraged,” such as construction and operation of new energy power stations (including, among others, solar energy, wind energy, geothermal energy, tidal energy, current energy, wave energy and biomass energy). In the Revised Catalog, e-commerce, as opposed to other value-added telecommunication services, is exempted from the restricted category. However, this new change has not been reflected in the FITE Regulations by any amendment, thus we should still rely on the contractual arrangement among our PRC subsidiary, Meijv and its shareholders for the operation of the e-commerce business in order to comply with the FITE Regulations.

This section sets forth a summary of the most significant regulations or requirements that affect our business activities in China or our shareholders’ right to receive dividends and other distributions from us.

Renewable Energy Law and Other Government Directives

The Renewable Energy Law, which originally became effective on January 1, 2006 and was amended on December 26, 2009, sets forth policies to encourage the development and on-grid application of solar energy and other renewable energy. The law also sets forth a national policy to encourage the installation and use of solar energy water heating systems, solar energy heating and cooling systems, PV systems and other systems that use solar energy. It also provides financial incentives, such as national funding, preferential loans and tax preferential treatment for the development of renewable energy projects and authorizes the relevant pricing authorities to set favorable prices for electricity generated from solar and other renewable energy sources.

The PRC Energy Conservation Law, which was amended on October 28, 2007 and came into effect on April 1, 2008, encourages the utilization and installation of solar power facilities on buildings for energy-efficiency purposes. The law also encourages and supports the development of solar energy system in rural areas.

On September 4, 2006, the MOF and Ministry of Construction jointly promulgated the Interim Measures for Administration of Special Funds for Application of Renewable Energy in Building Construction, pursuant to which the MOF will arrange special funds to support the application of Building Integrated Photovoltaics systems, or BIPV applications, to enhance building energy efficiency, protect the environment and reduce consumption of fossil fuel energy. Under these measures, applications to provide hot water supply, refrigeration, heating and lighting are eligible for such special funds.

On March 23, 2009, the MOF promulgated the Interim Measures for Administration of Government Subsidy Funds for Application of Solar Photovoltaic Technology in Building Structures, or the Interim Measures, to support the promotion of PV applications in China. Local governments are encouraged to issue and implement supporting policies for the development of PV technology. Under these Interim Measures, a subsidy of RMB20 per kWp covering BIPV applications installed on or after March 23, 2009 was set for 2009. On December 16, 2011, the MOF and Ministry of Housing and Urban-Rural Development jointly released a notice regarding the application of PV technology in building structures, pursuant to which the PRC government offer subsidies ranging from RMB7.5 to RMB9.0 per watt for BIPV projects. The construction of such BIPV projects must be completed in 2012.

On July 16, 2009, the MOF, Ministry of Science and Technology and Resource Bureau of the NDRC jointly published an announcement containing the guidelines for the Golden Sun Demonstration Program. Under the program, the PRC government will provide, up to 20 MW of PV projects per province, with a 50% to 70% subsidy for the capital costs of solar systems and the relevant power transmission and distribution systems. The program further provides that each PV project applying for such subsidy must have a minimum capacity of 300 kWp with an operation period of not less than 20 years. On September 21, 2010, the MOF, NEA, Ministry of Science and Technology and Ministry of Housing and Urban-Rural Development jointly released an announcement to strengthen the administration of, and provide details for, the implementation of the Golden Sun Demonstration Program and government subsidies for BIPV applications. Among other things, the announcement clarified that the PRC government will subsidize 50% of the cost of key equipment for on-grid PV projects and 70% of that for off-grid PV projects in remote regions. In addition, the government will offer subsidies of RMB4.0 per watt for on-grid PV projects, RMB6.0 per watt for BIPV projects and RMB10.0 per watt for off-grid PV projects in remote regions.

On October 10, 2010, the State Council of China promulgated a decision to accelerate the development of seven strategic new industries. Pursuant to this decision, the PRC government will promote the popularization and application of solar thermal technologies by increasing tax and financial policy support, encouraging investment and providing other forms of beneficial support.

In March 2011, the National People’s Congress approved the Outline of the Twelfth Five-Year Plan for National Economic and Social Development of the PRC, which includes a national commitment to promoting the development of renewable energy and enhancing the competitiveness of the renewable energy industry. Accordingly, in January 2012, the Ministry of Industry and Information Technology and the Ministry of Science and Technology respectively promulgated the Twelfth Five-Year Special Plans regarding the new materials industry and the high-tech industrialization to support the development of the PRC solar power industry.

On March 8, 2011, the MOF and the Ministry of Housing and Urban-Rural Development jointly promulgated the Notice on Further Application of Renewable Energy in Building Construction to increase the utilization of renewable energy in buildings.

On March 27, 2011, the NDRC promulgated the revised Guideline Catalog for Industrial Restructuring which categorizes the solar power industry as an encouraged item. On February 16, 2013, the NDRC promulgated the 2013 revised Guideline Catalog for Industrial Restructuring to be effective on May 1, 2013, the solar power industry is still categorized as an encouraged item.

On February 24, 2012, the MIIT released the 12th Five-Year Plan for the Solar Photovoltaic Industry. According to the industry plan, China will reduce the cost of solar power to 0.8 yuan (12 U.S. cents) per kilowatt-hour by 2015 and 0.6 yuan per kWh by 2020 and increase production of solar panels. Furthermore, the plan said the government requires China’s leading polysilicon manufacturers to reach annual production capacity of 50,000 tons by 2015.

On July 7, 2012, China’s National Energy Administration (NEA) officially released the 12th Five-Year Plan on Solar Power Development. In the document, the NEA stated that by 2015, the total installed capacity of distributed PV generation will achieve 10GW in Eastern and Central China by focusing on the establishment of distributed PV generation systems in such areas, and the total installed capacity of 10GW of grid-connected PV power plants will be established to increase local electrical power supply in the regions with rich solar resources and uncultivated land resources, such as Qinghai, Xinjiang, Gansu and Inner Mongolia. The total estimated investment is RMB250 billion.

On July 9, 2012, the State Council released the 12th Five-Year Development Plan for National Strategic New Industries. According to this document, by 2020, the total installed capacity of PV generation will achieve 50 million kW, and the research and manufacturing technology of PV equipment will reach advanced global levels. This document also set forth the major actions to be taken and policies to be promulgated for promoting the development of solar power industry.

On January 1, 2013, the PRC State Council issued the 12th Five-Year Plan for Energy Development, which demonstrated a commitment to solar energy. It proposed that by the end of 2015, there should be 21 GW of installed solar power capacity, a 40% increase compared to 2012. In addition, the Plan also encouraged and promoted the merger and acquisition, restructuring and upgrading of the PV industry.

In response to the increased pace of market development, the PRC State Council, in a statement dated July 4, 2013, announced that installed capacity for solar electricity is expected to reach more than 35 GW by 2015 at a growth rate of about 10 GW a year between now and then, and to reach more than 100 GW by 2020. The PRC State Council also described principles promoting the PV industry through (i) the exploration of the distributed PV power generation market, (ii) the improvement to the grid connection management and service, in particular for PV power generation, (iii) the improvement to pricing and subsidy policies and development of fund for renewable energy and (iv) support from the financial institutions to the PV industry, among other matters.

On January 17, 2014, the NEA issued the Notice on Targets for the Increase in PV Power Generation Capacity for 2014, and announced that the total target for the increase in PV power generation capacity for 2014 will be 14 GW, of which 8 GW will be reserved for distributed power generation and 6 GW will be reserved for power generation by solar power projects.

On March 16, 2015, the NEA promulgated the Circular on Implementing Plans of PV Generation Construction for 2015, which revised China’s 2015 solar electricity installation target upwards by 20% to 17.8 GW of capacity for ground-mounted projects and indicated that rooftop DG projects would no longer be subject to a quota.

Laws and Regulations Concerning the Electric Power Industry

The regulatory framework of the PRC power industry consists primarily of the Electric Power Law of the PRC, which became effective on April 1, 1996 (subsequently revised effective on August 27, 2009) and the Electric Power Regulatory Ordinance, which became effective on May 1, 2005. One of the stated purposes of the Electric Power Law is to protect the legitimate interests of investors, operators and users and to ensure the safety of power operations. According to the Electric Power Law, the PRC government encourages PRC and foreign investment in the power industry. The Electric Power Regulatory Ordinance sets forth regulatory requirements for many aspects of the power industry, including, among others, the issuance of electric power business permits, the regulatory inspections of power generators and grid companies and the legal liabilities for violations of the regulatory requirements.

Obtaining the Electric Power Business Permit

On January 5, 2006, the NDRC promulgated the Administrative Provisions on Renewable Energy Power Generation which set forth specific measures for setting the price of electricity generated from renewable energy sources, including solar and for allocating the costs associated with renewable power generation. The Administrative Provisions on Renewable Energy Power Generation also delegate administrative and supervisory authority among government agencies at the national and provincial levels and assign partial responsibility to electricity grid companies and power generation companies for implementing the Renewable Energy Law.

Pursuant to the Provisions on the Administration of the Electric Power Business Permit, which were issued by the SERC and became effective on December 1, 2005, unless otherwise provided by the SERC, no company or individual in the PRC may engage in any aspect of electric power business (including power generation, transmission, dispatch and sales) without first obtaining an electric power business permit from the SERC. These provisions also require that if an applicant seeks an electric power business permit to engage in power generation, it must also obtain in advance all relevant government approvals for the project including construction, generation capacity and environmental compliance.

However, there are exceptions which our certain PV Power Generation Projects may not need obtain an electric power business permit from the SERC. On July 18, 2013, the NDRC issued the Interim Measures for the Administration of Distributed PV Power Generation, which waived the previous requirement to obtain an Electric Power Business Permit for DG projects. On April 9, 2014, the NEA issued the Circular on Clarifying Issues concerning the Administration of Electric Power Business Permit, which waived requirement to obtain an Electric Power Business Permit for those solar power generation projects with installed capacity less than 6 MW and any DG projects approved by or filed with the NDRC or its local branches, and required local NEA to simplify the Electric Power Business Permit application procedure for the solar power generation companies.

Obtaining the Construction Engineering Qualifications and Permit

Pursuant to the Construction Law which was promulgated by the Ministry of Construction on March 1, 1998 and amended on April 22, 2011, the Regulation on Administration on Qualifications to Survey and Design Construction Engineering which became effective on September 1, 2007 and the Ordinance on Administration on Survey and Design of Construction Engineering which became effective on September 20, 2000, an enterprise engaged in the design and engineering work for an electric power project must obtain a qualification certificate and must conduct its work within the strict design scope set forth in its certificate. An enterprise conducting design or engineering work without first obtaining the qualification certificate or an enterprise that has obtained the qualification certificate but exceeds the permitted design scope may be subject to action by the relevant authorities, including monetary penalties, rescission of its certification or confiscation of all illicit gains.

Pursuant to the Provisions on the Administration of Permits of Installation, Repair, and Test of Electric Power Facilities, which were promulgated by the SERC and became effective on March 1, 2010, any entity or individual engaged in installing, repairing or testing of electric power facilities in the PRC must obtain a permit unless otherwise exempted by the SERC. There are three categories of permits and each category is further subdivided into five levels. Each category represents a specific range of activity i.e., installation, repair and testing. Each level denotes the maximum voltage level of an electric facility that a permit holder may work with. To apply for a permit, an applicant must submit the application to the local branch of SERC. A permit holder may also apply to change either the permitted matter, which is the category or level of the permit, or the registered matter, which is the name, legal address, legal representative and other pertinent matters. A permit is valid for six years and can be renewed.

Grid Connection and Dispatch

All electric power generated in China is distributed through power grids, except for electric power generated by facilities not connected to a grid. The distribution of power to each grid is administered by dispatch centers, which the administration and dispatch of planned output by power plants connected to the grid. The Regulations on the Administration of Electric Power Dispatch to Networks and Grids, promulgated by the State Council and the former Ministry of Electric Power Industry, effective on November 1, 1993, as amended on January 8, 2011, and its implementation measures, regulate the operation of dispatch centers.

FIT and Subsidies

FIT Payments

The Renewable Energy Law of the PRC, which was amended on December 26, 2009 and became effective on April 1, 2010, sets forth policies to encourage the development and utilization of solar power and other renewable energy. The Renewable Energy Law authorizes the relevant pricing authorities to set favorable prices for electricity generated from solar and other renewable energy sources.

The Circular on Improving Policies on the On-grid Tariffs of Solar Power Generation, which was issued by the NDRC and became effective on July 24, 2011, provides that the FIT (including VAT) for solar power projects approved before July 1, 2011 that began operation before December 31, 2011 would be RMB1.15 per kWh and the FIT (including VAT) for solar power projects either approved after July 1, 2011 or completed after December 31, 2011 would be RMB1.00 per kWh (excluding on-grid solar power projects located in Tibet).

The NDRC further issued the Circular on Promoting the Healthy Development of PV Industry by Price Leverage on August 26, 2013, or the 2013 Circular. Under this circular, the FIT (including VAT) for solar power projects approved or filed after September 1, 2013 or beginning operation after January 1, 2014 would be RMB0.90 per kWh, RMB0.95 per kWh or RMB1.00 per kWh, depending on the locations of the projects (excluding on-grid solar power projects located in Tibet).

In addition, the 2013 Circular sets forth special rules that entitle DG projects (excluding the projects that have received an investment subsidy from the central budget) to a national subsidy of RMB0.42 per kWh. According to the Circular on Further Implementing Polices Relating to Distributed Generation issued by the NEA on September 2, 2014 and the Circular on Implementation Plans of PV Generation Construction for 2015 issued by the NEA on March 16, 2015, rooftop DG projects that sell electricity directly to consumers or to both consumers and grid enterprises will receive a national subsidy of RMB0.42 per kWh plus the local desulphurized coal benchmark electricity price for the electricity sold to the State Grid or a negotiated electricity purchase price for electricity sold directly to consumers. Ground-mounted projects and rooftop DG projects which sell all electricity to grid enterprises are entitled to the FIT of RMB0.90 per kWh, RMB0.95 per kWh or RMB1.00 per kWh, depending on where the project is located (excluding on-grid solar power projects located in Tibet).

The difference (in amount) between the FIT for solar power projects and the desulphurized coal benchmark electricity price, or the subsidies paid to DG projects, are funded by the renewable energy development funds. The above FIT and subsidy policies are valid for 20 years for each power generation project since its formal operation, in principle.

Subsidy Catalog

On November 29, 2011, the MOF, NDRC and NEA jointly issued the Interim Measures for the Administration of Levy and Use of Renewable Energy Development Fund, which provides that development funds for renewable energy include designated funds arranged by the public budget of national finance, and renewable energy tariff surcharge collected from electricity consumers. Solar power projects can only receive central government subsidies after completing certain administrative and perfunctory procedures with the relevant authorities of finance, price and energy to be listed in the Subsidy Catalog issued by the MOF, NDRC and NEA. These subsidies represent the difference between the FIT for solar power projects and the desulphurized coal benchmark electricity price.

In order to be listed in the Subsidy Catalog, ground-mounted projects submit applications to the relevant provincial authorities; and in accordance with the Circular on Issues Concerning Implementing Electric Quantity-based Subsidy Policy for Distributed Generation Projects issued by the MOF on July 24, 2013, rooftop DG projects submit applications to the grid enterprises in the area where the projects are located. After preliminary review of the applications, the provincial authorities will jointly report to the MOF, NDRC and NEA, and the MOF, NDRC and NEA will have final review on such applications to decide whether to list in the Subsidy Catalog.

The following flow chart illustrates the process for a utility-scale project to be listed in the Subsidy Catalog.

Development Funds of Renewable Energy

The Renewable Energy Law provides financial incentives, including national funding for the development of renewable energy projects.

Pursuant to the Interim Measures for the Administration of Designated Funds for the Development of Renewable Energy issued by the MOF and effective on May 30, 2006, the MOF sets up designated funds to support the development and utilization of renewable energy in accordance with the national fiscal budget.

According to the Implementing Measures for the Administration of Price of Renewable Energy and Cost Sharing Program and the Interim Measures for Adjustment to Additional On-grid Tariff for Renewable Energy issued by the NDRC, the gap between the FIT for solar power projects and the desulphurized coal benchmark electricity price is subsidized by collecting tariff surcharge from the electricity consumers within the service coverage of grid enterprises at or above provincial level.

Mandatory Purchase of Renewable Energy

The Renewable Energy Law imposes mandatory obligations on grid enterprises to purchase the full amount of on-grid electricity generated by approved renewable energy plants whose power generation projects meet the grid connection technical standards in the areas covered by the grid enterprises’ power grids. Grid enterprises must improve the power grid construction in order to better absorb electricity generated from renewable energy.

Pursuant to the Measures for the Supervision and the Administration of Purchase of Full Amount of Renewable Energy by Grid Companies issued by the SERC in July 2007, the SERC and its local branches supervise the purchase of the full amount of renewable energy by the grid enterprises. If the grid enterprises do not purchase the full volume of the electricity generated from the renewable energy due to the circumstances such as force majeure or any other circumstance endangering the safety and stability of the power grids, the grid enterprises must promptly notify the renewable energy power generation companies of the details in writing and also submit detailed facts to the competent local branches of the SERC.

The Several Opinions on Promoting the Healthy Development of PV Industry also requires the grid enterprises to ensure PV power generation projects’ timely connection to the power grid and purchase the full amount of electricity generated by the PV power generation projects.

On March 20, 2015, the NDRC and NEA issued a directive opinion, which emphasizes that the competent provincial authorities must strengthen the implementation of the provisions with regard to the purchase of the full amount of electricity generated by renewable energy and avoid any curtailment of solar power projects. In addition, it also stated that electricity generated by clean energy is encouraged to be sold directly to the consumers in the regions where there is ample supply of clean energy, and the relevant parities must coordinate the trans-provincial supply of electricity and power transmission capability, in order to maximize the utilization of clean energy. Local governments also announced their intentions to efficiently implement the system regarding the purchase of the full amount of renewable energy, such as the Inner Mongolian Autonomous Government.

Clean Development Mechanism

Clean Development Mechanism, or CDM, is an arrangement under the Kyoto Protocol under the United Nations Framework Convention on Climate Change, or the UNFCCC. It allows industrialized countries with a greenhouse gas emission reduction commitment to invest in emission reducing projects in developing countries in order to earn Certified Emission Reduction, or CERs. The PRC approved and ratified the UNFCCC in 1993 and the Kyoto Protocol in 2002, but has no binding obligation to meet the emission reduction targets. On August 3, 2011, the Measures for the Administration of Operation of Clean Development Mechanism Projects promulgated by the NDRC jointly with the Ministry of Science and Technology, the Ministry of Foreign Affairs and the MOF, sets forth general rules and specific requirements for the application for, and approval of, CDM projects. Only companies wholly owned or controlled by PRC companies are qualified to apply for the PRC government’s approval for a CDM project. Some of our solar power projects are on the list of CDM projects.

Environmental Protection

The construction processes of our solar power projects generate material levels of noise, waste water, gaseous emissions and other industrial wastes. Therefore, we are subject to a variety of government regulations related to the storage, use and disposal of hazardous materials and to the protection of the environment of the community. The major environmental regulations applicable our business activities in the PRC include the Environmental Protection Law of the PRC, the Law on the Prevention and Control of Noise Pollution, the Law on the Prevention and Control of Air Pollution, the Law on the Prevention and Control of Water Pollution, the Law on the Prevention and Control of Solid Waste Pollution, the Environmental Impact Evaluation of Law, and the Regulations on the Administration of Environmental Protection In Construction Projects. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Environmental, health and safety laws and regulations subject us to extensive and increasingly stringent operational requirements, as well as potentially substantial liabilities arising out of environmental contamination.”

Foreign Investment in Solar Power Business

The principal regulation governing foreign ownership of solar power businesses in the PRC is the Foreign Investment Industrial Guidance Catalog. Under the current catalog, which was amended in 2015 and became effective on April 10, 2015, the solar power industry is classified as an “encouraged foreign investment industry.” Foreign-invested enterprises in the encouraged foreign investment industry are entitled to certain preferential treatment, such as exemption from tariff on equipment imported for their operations, after obtaining approval from the PRC government authorities.

Work Safety

The Work Safety Law of the PRC, which became effective on November 1, 2002, is the principal law governing the supervision and administration of work safety for solar power projects. In accordance with the Measures for the Supervision and the Administration of Work Safety of Electricity Industry promulgated by the NDRC, which became effective on March 1, 2015, power plants are responsible for maintaining their safety operations in accordance with the relevant laws, regulations, rules and standards regarding the work safety. The NEA and its local branches supervise and administer the work safety of electricity industry at the national and local level.

Employment

Pursuant to the Labor Law of the PRC, the Labor Contract Law of the PRC and the Implementing Regulations of the Labor Contract Law of the PRC, employers must enter into written employment contracts with full-time employees. If an employer fails to do so within one year from the date on which the employment relationship is established, the employer must rectify the situation by entering into a written employment contract with the employee and pay the employee twice the employee’s salary for the period during which the written contract is not signed. The Labor Contract Law and its implementing rules also require all employers must comply with local minimum wage standards. If the wage paid to the employee by the employer is lower than the local minimum wage standard, the competent labor authorities may order the employer to pay the difference; in the event of any failure to pay within the time limit, the employer may be ordered to pay additional compensation to the employee at the standard of more than 50% but less than 100% of the payable amount. Violations of the Labor Law, the Labor Contract Law and its implementing rules may result in the imposition of fines and other administrative liabilities.

Enterprises in the PRC are required by the PRC laws and regulations to participate in certain employee benefit plans covering pension insurance, unemployment insurance, maternity insurance, work-related injury insurance, medical insurance and housing funds, and contribute to the plans or funds in amounts equal to certain percentages of salaries, including bonuses and allowances, of the employees as specified by the local government from time to time at locations where they operate their businesses or where they are located. According to the Social Insurance Law of the PRC, which came into effect on July 1, 2011, an employer that fails to make social insurance contributions may be ordered to pay the required contributions within a stipulated deadline and be subject to a late fee at the rate of 0.05% per day from the date on which the contribution becomes due. If the employer still fails to rectify the failure to make social insurance contributions within the stipulated deadline, it may be subject to a fine ranging from one to three times the amount overdue. According to the Regulations on the Administration of Housing Fund, which came into force on March 24, 2002, an enterprise that fails to make housing fund contributions may be ordered to rectify the noncompliance and pay the required contributions within a stipulated deadline; otherwise, an application may be made to a local court for compulsory enforcement.

Taxation

See “Item 10. Additional Information—E. Taxation—PRC Taxation.”

Foreign Currency Exchange

Foreign currency exchange regulation in the PRC is primarily governed by the Regulations on the Administration of Foreign Exchange, and the Provisions on the Administration of Settlement, Sale and Payment of Foreign Exchange. Currently, the Renminbi is convertible for current account items, including the distribution of dividends, interest payments, trade and service related foreign exchange transactions. Conversion of Renminbi for most capital account items, such as direct investment, security investment and repatriation of investment, however, is still subject to registration with the SAFE. Foreign-invested enterprises may buy, sell and remit foreign currencies at financial institutions engaged in foreign currency settlement and sale after providing valid commercial documents and, in the case of most capital account item transactions, obtaining approval from the SAFE. Capital investments by foreign enterprises are also subject to limitations, which include approvals by the NDRC, the MOC, and registration with the SAFE.

In August 2008, the SAFE issued the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or the SAFE Circular No. 142, regulating the conversion by a foreign invested enterprise of foreign currency-registered capital into RMB by restricting how the converted RMB may be used. Pursuant to the SAFE Circular No. 142, the RMB capital converted from foreign currency registered capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the applicable government authority and may not be used for equity investments within the PRC.

In addition, the SAFE strengthened its oversight of the flow and use of the RMB capital converted from foreign currency registered capital of foreign-invested enterprises. The use of such RMB capital may not be changed without the SAFE’s approval, and such RMB capital may not in any case be used to repay RMB-denominated loans if the proceeds of such loans have not been used. Violations may result in severe monetary or other penalties. Furthermore, on March 30, 2015, the SAFE issued the Circular on Reforming the Administration Approach Regarding the Foreign Exchange Capital Settlement of Foreign-invested Enterprises, or SAFE Circular NO.19, which will replace the SAFE Circular NO.142 when it becomes effective on June 1, 2015. SAFE Circular NO.19 provides that, among other things, the Renminbi capital converted from the foreign currency registered capital of a foreign-invested enterprise may be used for equity investments within the PRC. Since SAFE Circular NO.19 was recently issued, there are uncertainties in interpretation and implementation as to actual transactions.

In February 2012, the SAFE promulgated the Notice on the Administration of Foreign Exchange Matters for Domestic Individuals Participating in the Stock Incentive Plans of Overseas Listed Companies, or the Stock Option Notice. The Stock Option Notice replaced a prior rule issued by SAFE in 2007, the Application Procedure of Foreign Exchange Administration for Domestic Individuals Participating in an Employee Stock Holding Plan or Stock Option Plan of an Overseas-Listed Company. Under the Stock Option Notice, domestic individuals who participate in equity incentive plans of an overseas listed company are required, through a PRC agent or PRC subsidiary of such listed company, to register with SAFE and complete certain other bank and reporting procedures. The Stock Option Notice simplifies the requirements and procedures for the registration of stock incentive plan participants, especially in respect of the required application documents and the absence of strict requirements on offshore and onshore custodian banks, as were stipulated in the previous rules.

In November 2012, the SAFE promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment which substantially amends and simplifies the current foreign exchange procedure. Pursuant to this circular, the opening of various special purpose foreign exchange accounts (e.g. pre-establishment expenses account, foreign exchange capital account, guarantee account), the reinvestment of lawful incomes derived by foreign investors in the PRC (e.g. profit, proceeds of equity transfer, capital reduction, liquidation and early repatriation of investment), and purchase and remittance of foreign exchange as a result of capital reduction, liquidation, early repatriation or share transfer in a foreign-invested enterprise no longer require the SAFE’s approval, and multiple capital accounts for the same entity may be opened in different provinces, which was not possible before. In addition, the SAFE promulgated the Circular on Printing and Distributing the Provisions on Foreign Exchange Administration over Domestic Direct Investment by Foreign Investors and the Supporting Documents in May 2013, which specifies that the administration by the SAFE or its local branches over direct investment by foreign investors in the PRC must be conducted by way of registration and banks shall process foreign exchange business relating to the direct investment in the PRC based on the registration information provided by the SAFE and its branches.

On July 4, 2014, the SAFE issued the Circular on the Administration of Foreign Exchange Issues Related to Overseas Investment, Financing and Roundtrip Investment by Domestic Residents through Offshore Special Purpose Vehicles, or the SAFE Circular 37, which replaced the former circular commonly known as “SAFE Circular 75” promulgated on October 21, 2005. The SAFE Circular 37 requires PRC residents to register with the competent local SAFE branch in connection with their direct establishment or indirect control of an offshore special purpose vehicle, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests. The SAFE Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as any change of basic information (including change of the PRC residents, name and operation term), increase or decrease of capital contribution by the PRC residents, share transfer or exchange, merger, division or other material events. In the event that a PRC resident holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary. Moreover, failure to comply with the various SAFE registration requirements described above could result in liability under the PRC law for evasion of foreign exchange controls.

On February 13, 2015, the SAFE promulgated the Circular on Further Simplification and Improvement of Foreign Currency Administration Policies on Direct Investment, which will be effective on June 1, 2015. This circular aims to further remove or simplify the approval requirements of SAFE upon the direct investment by foreign investors.

Dividend Distribution

The principal laws and regulations governing distribution of dividends paid by wholly foreign owned enterprises include the Company Law of the PRC as amended on December 28, 2013, the Wholly Foreign Owned Enterprise Law of the PRC as amended on October 31, 2000, and the Implementing Rules of the Wholly Foreign Owned Enterprise Law of the PRC as amended on February 19, 2014.

Under these laws and regulations, foreign-invested enterprises in the PRC may pay dividends only out of their accumulated profits, if any, as determined in accordance with the PRC accounting standards and regulations. In addition, a wholly foreign owned enterprise in the PRC is required to set aside as general reserves at least 10% of its after-tax profit, until the accumulative amount of such reserves reaches 50% of its registered capital. These reserves are not distributable as cash dividends. A wholly foreign owned enterprise is not permitted to distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year. A wholly foreign owned enterprise has the discretion to allocate a portion of its after-tax profits to staff welfare and bonus funds and expansion funds, which may not be distributed to equity owners except in the event of liquidation.

Intellectual Property Rights

Patent

The PRC has domestic laws for the protection of rights in copyrights, patents, trademarks and trade secrets. The PRC is also a signatory to the world’s major intellectual property conventions, including:

•	Convention establishing the World Intellectual Property Organization (WIPO Convention) (June 4, 1980);

•	Paris Convention for the Protection of Industrial Property (March 19, 1985);

•	Patent Cooperation Treaty (January 1, 1994); and

•	The Agreement on Trade-Related Aspects of Intellectual Property Rights (TRIPs) (November 11, 2001).

Patents in the PRC are governed by the Chinese Patent Law (March 12, 1984), as amended and its Implementing Regulations (January 19, 1985), as amended.

The PRC is a signatory to the Paris Convention for the Protection of Industrial Property, in accordance with which any person who has duly filed an application for a patent in one signatory country shall enjoy, for the purposes of filing in the other countries, a right of priority during the period fixed in the convention (12 months for inventions and utility models, and 6 months for industrial designs).

The Chinese Patent Law covers three kinds of patents, namely, patents for inventions, utility models and designs. The Chinese patent system adopts the principle of first to file, which means where multiple patent applications are filed for the same invention, a patent will be granted only to the party that filed the application first. Consistent with international practice, the PRC only allows the patenting of inventions or utility models that possess the characteristics of novelty, inventiveness and practical applicability. For a design to be patentable, it must not be identical with or similar to any design which has been publicly disclosed in publications in the country or abroad before the date of filing or has been publicly used in the country before the date of filing, and must not be in conflict with any prior right of another.

PRC law provides that anyone wishing to exploit the patent of another must enter into a written licensing contract with the patent holder and pay the patent holder a fee. One rather broad exception to this, however, is where a party possesses the means to exploit a patent for inventions or utility models but cannot obtain a license from the patent holder on reasonable terms and in a reasonable period of time, the SIPO, is authorized to grant a compulsory license. A compulsory license can also be granted where a national emergency or any extraordinary state of affairs occurs or where the public interest so requires. The patent holder may appeal such a decision within three months from receiving notification by filing a suit in people’s court in the PRC.

PRC law defines patent infringement as the exploitation of a patent without the authorization of the patent holder. A patent holder who believes his patent is being infringed may file a civil suit or file a complaint with a local PRC intellectual property administrative authority, which may order the infringer to stop the infringing acts. A preliminary injunction may be issued by the people’s court upon the patentee’s or the interested parties’ request before any legal proceedings are instituted or during the proceedings. Evidence preservation and property preservation measures are also available both before and during the litigation. Damages in the case of patent infringement are determined as either the loss suffered by the patent holder arising from the infringement or the benefit gained by the infringer from the infringement. If it is difficult to ascertain damages in this manner, damages may be determined with reference to the license fee under a contractual license.

Trademark

The PRC Trademark Law, adopted in 1982 and revised in 1993 and 2001, with its implementation rules adopted in 2002, protects registered trademarks. The Trademark Office of the State Administration of Industry and Commerce handles trademark registrations and grants trademark registrations for a term of ten years which are renewable upon maturity. Trademark license agreements must be filed with the Trademark Office for record.

C.	Organizational Structure

The following table sets out our principal subsidiaries as of the date of this annual report:

Subsidiaries	Place of Incorporation	Percentage of ownership
International Assembly Solutions, Limited	Hong Kong	100%
SPI China (HK) Limited	Hong Kong	100%
SolarBao E-commerce (HK) Limited	Hong Kong	100%
Yes Solar (HK) Limited	Hong Kong	100%
Green Energy Leasing (HK) Limited	Hong Kong	100%
B&J (HK) Trading Company Limited	Hong Kong	100%
SPI Renewable Energy (Luxembourg) Private Limited Company S.a.r.l.(1)	Luxembourg	100%
Italsolar S.r.l.	Italy	100%
Yes! Solar Inc.	U.S.	100%
SPI Solar New Jersey, Inc.	U.S.	100%
Calwaii Power Holding, LLC	U.S.	100%
SPI Solar, Inc.	U.S.	100%
Solar Juice Pty Limited	Australia	80%
SPI Solar Japan G.K.(2)	Japan	97%
Solar Hub Utilities, LLC	US	100%
JP Energy Partners, LP	US	100%
Solar Power Inc UK Services Limited	UK	100%
Emotion Energy Solar One Limited	UK	100%
Todderstaffe Solar Limited	UK	100%
Cairnhill Solarfield Limited	UK	100%
Sinsin Renewable Investment Limited (Malta)(3)	Greece	100%
Shanghai Meiyou New Energy Technology Co. Ltd	PRC	100%
Meitai Investment (Suzhou) Co. Ltd.	PRC	100%
Jiangsu Solarbao Leasing Co. Ltd.	PRC	100%
Solarbao E-Commerce (Suzhou) Limited	PRC	100%
Meitai Investment (China) Co. Ltd.	PRC	100%
Xinwei Solar Engineering and Construction (Suzhou) Co. Ltd.	PRC	100%
Xinwei Investment Co. Ltd.	PRC	100%
Xinwei Commercial Factoring Co. Ltd.	PRC	100%
Yan Hua Internet Technology (Shanghai) Co., Ltd.	PRC	100%
Meijv Power (Lianyungang) Co. Ltd.	PRC	100%
Xinyu Xinwei New Energy Co. Ltd.	PRC	100%
Shanghai Chengying Leasing Co. Ltd.	PRC	100%
Meicheng Power (Suzhou) Co. Ltd.(4)	PRC	100%
Meitai Power (Ningxia) Co. Ltd.	PRC	100%
Solarbao Commercial Factoring (Suzhou) Co. Ltd.	PRC	100%
Meijv Power (Suzhou) Co. Ltd.(5)	PRC	100%
Meijv New Energy Technology Co. Ltd.	PRC	100%
Ningxia Zhongkejiaye Energy Technology Management Service Co. Ltd.	PRC	100%

Xinwei Intelligent Power (Suzhou) Co. Ltd.	PRC	100%
Xinwei Power Sale (Suzhou) Co. Ltd.	PRC	100%
Nantong Meijv Engineering and Construction Co. Ltd.	PRC	100%
Yikachong Charging Technology (Suzhou) Co. Ltd.	PRC	100%
Meiliang Power (Suzhou) Co. Ltd.(6)	PRC	100%
Shanghai Lvdiantong Meitai Internet Technology Co.Ltd.	PRC	100%
Shanghai Youshang E-Commerce Co. Ltd.	PRC	100%
Gonghe County Xinte Photovoltaic Co. Ltd.	PRC	100%
Shanghai Fengqi Private Equity Fund LLP.	PRC	100%
Beijing Dingding Yiwei New Energy Technology Development Co., Ltd.	PRC	60%
Dongming County Meiliang Photovoltaic Co. Ltd.	PRC	100%
Gansu Meitai New Energy Technology Co. Ltd.	PRC	100%

Notes:

(1)	SPI Renewable Energy (Luxembourg) Private Limited Company S.a.r.l. holds four solar power project entities in Italy.
(2)	SPI Solar Japan G.K. holds four solar power project entities in Japan.
(3)	Sinsin Renewable Investment Limited (Malta) holds four solar power project entities in Greece.
(4)	Meicheng Power (Suzhou) Co. Ltd. holds 25 solar power project entities in China.
(5)	Meijv Power (Suzhou) Co. Ltd. holds 7 solar power project entities in China.
(6)	Meiliang Power (Suzhou) Co. Ltd. holds 13 solar power project entities in China.

D.	Property, Plant and Equipment

Our corporate headquarters are located in Shanghai, China, which occupies approximately 1,405 square meters and is under a three year lease that expires in October 2017. We have also leases office premises of an aggregate of approximately 1,805.3 square meters in Suzhou, Jiangsu Province and approximately 2,222.7 square meters in Beijing. We occupy approximately 3,981 square feet of office space in Roseville, California, for financial reporting, legal and business development, under a lease that expires in July 2015. We retain 1,680 square feet of warehouse space in Rocklin, California under a lease that expires in July 2017. We lease approximately 4,004 square feet of office space in San Francisco, C.A. under a lease that expires January 2017, which at this time is being subleased to a tenant for the remainder of our lease term.

We believe that our facilities are in good condition and generally suitable and adequate for our needs in the foreseeable future. However, we will continue to seek additional space as needed to satisfy our growth.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis in conjunction with our financial statements and the related notes appearing elsewhere in this annual report on Form 20-F. This discussion may contain forward-looking statements based on current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information—D. Risk Factors” or in other parts of this annual report on Form 20-F.

A.	Operating Results

We are a global provider of PV solutions for business, residential, government and utility customers and investors. We provide a full spectrum of EPC services to third party project developers, as well as develop, own and operate solar projects that sell electricity to the grid in multiple countries, including China, the U.S., the U.K., Greece, Japan and Italy. Prior to 2014, we were primarily engaged in providing EPC services to developers in the U.S. We were also engaged in the development, manufacture and marketing of a variety of PV modules, the key components of solar parks that convert sunlight into electricity, and balance-of-system components, including our in-house brand. We have discontinued our development and manufacturing business. Starting from 2014, we expanded our full spectrum EPC service business to China, where we provided comprehensive and quality services to large solar projects in China. In addition, we commenced our global project development business by ramping up our portfolio of global solar projects, including projects that we plan to hold in the long term and derive electricity generation revenue from under our IPP model, and projects that we plan to sell in the future when we are presented with attractive opportunities under our build-and-transfer model, or BT model. Solar projects in our current portfolio include projects at all stages of development, including projects in operation, projects under construction and projects in pipeline. For detailed information on our project portfolio, please see “Item 4. Information on the Company—B. Business Overview—Our Global Project Development Business—Our Solar Project Portfolio.” We grow our project portfolio primarily through acquisitions and act as a secondary developer for the projects we acquire which are under construction or in pipeline at the time they are added to our portfolio. Although we derived substantially all of our revenue in 2013 and 2014 from EPC services, our sales of PV solar systems accounted for the largest portion of our total revenue and we expect to derive an increasing percentage of our revenue from electricity generation from our IPP solar projects and sale of our BT solar projects as our global project development business expands.

In 2014, we substantially reduced our operating loss as compared to 2013. In addition, we raised a significant amount of cash for our working capital purposes through the issuance of shares of SPI’s common stock and convertible notes in 2014 to non-U.S. investors in private placements. In 2014, we entered into various private placement share purchase agreements and option agreements with a number of non-U.S. investors and issued approximately 328.7 million unregistered shares of SPI’s common stock in reliance of Regulation S, mostly at a per share purchase price benchmarked to the prevailing trading price of the shares of SPI’s common stock at the respective dates of these agreements, and raised an aggregate $178.9 million. In 2014, we also raised $35.0 million of cash from issuing unregistered convertible notes to non-U.S. investors in reliance of Regulations S.

In 2015, we raised $65.0 million by issuing shares of SPI’s common stock and $20.0 million by issuing convertible notes, in reliance on Regulation S, to non-U.S. investors. However, our liquidity position deteriorated in 2015. Our loss from operations increased significantly from $5.2 million in 2014 to $185.1 million in 2015. We also had an accumulated deficit of $246.1 million and a working capital deficit of $80.0 million as of December 31, 2015. These may raise substantial doubt about our ability to continue as a going concern. We have developed a liquidity plan, including restructuring of liabilities, project assets financing, commitments to invest by existing shareholders and management members, delays in capital expenditures and improvements in working capital management. We believe this liquidity plan, if executed successfully, will provide sufficient liquidity to meet our obligations for a reasonable period of time. Please refer to Note 2(a) to our consolidated financial statements appearing elsewhere in this annual report. However, we cannot assure you that this liquidity plan will be successfully executed.

In January 2016, we raised $5 million by issuing 2.5 million ordinary shares, in reliance on Regulation S, to a non-U.S. investor who exercised an option to purchase our ordinary shares pursuant to an option agreement with our Company. In May 2016, we entered into share purchase agreements with our existing shareholders including Zhou Shan, Head & Shoulders Global Investment Limited (formerly Robust Elite Limited) and certain members of our management team to sell to them an aggregate of 75.99 million ordinary shares, in reliance on Regulation S, at a total consideration of US$57.68 million. These transactions are subject to customary closing conditions and are not yet consummated.

Principal Factors Affecting Our Results of Operations

We believe that the following factors have had, and we expect that they will continue to have, a significant effect on the development of our business, financial condition and results of operations.

Market Demand

Our revenue and profitability depend substantially on the demand for our PV solutions, which is driven by the economics of PV systems, including the availability and size of government subsidies and economic incentives, government support and cost improvements in solar power, as well as environmental concerns and energy demand. The world PV market in terms of new annual installations is expected to grow significantly in the next five years, providing EPC service providers and solar project developers like us with significant opportunities to grow our business.

Many markets in the PV industry continue to be affected by government subsidies and economic incentives. A number of countries have introduced highly favorable FIT price support regimes. For example, Japan, which has a high demand for power and low domestic fossil fuel reserves, faces relatively high energy costs. As a result, the Japanese government has introduced an attractive FIT price support regime to encourage the development of solar parks. Other countries, such as Greece, have reduced their support for the PV industry in light of the recent global economic crisis. While governments generally ratchet down PV subsidies over time to reflect anticipated declines in the system costs of solar parks, the ratchet down schedules often underestimate our actual realized decrease in costs thus their effect on our margins is manageable. To foster our growth, we have shifted our focus away from countries with less favorable subsidy regimes and towards countries with more favorable subsidy regimes.

In the long term, as PV technology advances and the average system costs of solar projects decrease, we expect the market for electricity in a growing number of countries to achieve grid parity. As the PV industry becomes more competitive against other forms of energy and widespread grid parity strengthens demand for solar projects, we expect our costs of sales to decrease and our revenue and profitability to increase.

Access to Adequate Financing on Competitive Terms

We require large capital investments to expand our project pipeline. Historically, apart from our own operating cash flows, we have relied on private placements, bank borrowings, financial leases as well as other third-party financing options for our construction of solar projects. A project’s construction costs are mainly funded by our working capital. We generally negotiate favorable credit terms with our equipment suppliers or EPC contractors, such that payment is not due until several months after construction and grid connection are complete.

We have received financing from a number of financial institutions. We generally seek to arrange debt financing for our solar projects from local banks and financial leasing companies in countries more open and receptive to renewable energy investments, such as China, where we primarily work with reputable banking institutions such as China Minsheng Bank Co., Ltd., Agricultural Bank of China and Bank of Suzhou Co., Ltd. For example, we obtained a credit facility of RMB300 million from China Minsheng Bank Co., Ltd. in March 2016 and a credit facility of RMB300 million from Agricultural Bank of China in May 2016. On March 28, 2016, we entered into a 10-year leasing agreement with China Kangfu International Leasing Co., Ltd. and obtained financing of RMB140 million ($21.6 million) from it.

Government Subsidies and Incentive Policies

We believe that the growth of the solar power industry in the short term will continue to depend largely on the availability and effectiveness of government incentives for solar power products and the competitiveness of solar power in relation to conventional and other renewable energy resources in terms of cost. Countries in Europe, notably Italy, Germany, France, Belgium and Spain, certain countries in Asia, including China, Japan, India and South Korea, as well as Australia and the United States have adopted renewable energy policies. Examples of government sponsored financial incentives to promote solar power include capital cost rebates, FIT, tax credits, net metering and other incentives to end users, distributors, project developers, system integrators and manufacturers of solar power products.

Governments may reduce or eliminate existing incentive programs for political, financial or other reasons, which will be difficult for us to predict. Reductions in FIT programs may result in a significant fall in the price of and demand for solar power products. Our revenue and operating results may be adversely impacted by unfavorable policy revisions if FIT in the United States and China, our two largest markets, and certain major markets for our PV solutions are reduced. Electric utility companies or generators of electricity from fossil fuels or other renewable energy sources could also lobby for a change in the relevant legislation in their markets to protect their revenue streams. Government economic incentives could be reduced or eliminated altogether.

Our Solar Power Generation and Operations Capabilities

Our financial condition and results of operations depend on our ability to successfully continue to develop new solar projects and operate our existing solar projects. We expect to build and manage a greater number of solar projects, which we expect to present additional challenges to our internal processes, external construction management, working capital management and financing capabilities. Our financial condition, results of operations and future success depend, to a significant extent, on our ability to continue to identify suitable sites, expand our pipeline of projects with attractive returns, obtain required regulatory approvals, arrange necessary financing, manage the construction of our solar projects on time and within budget, and successfully operate solar projects.

Selected Statement of Operations Items

Revenue

We derived substantially all of our revenue from provision of EPC services in 2013 and 2014 and from our sales of PV solar systems, our provision of EPC services and our Australian subsidiary, Solar Juice’s trading of PV solar systems in 2015.

The following table sets forth a breakdown of our revenue by category of activities for the periods indicated:

	For the year ended December 31,
	2013		2014		2015
	($ in thousands except percentage)
Sales of PV solar systems	—	—	—	—	77,438	40.6%
EPC revenue	39,290	92.2%	87,281	95.2%	48,014	25.2%
Trading revenue of PV solar systems	—	—	1,080	1.2%	41,623	21.8%
Electricity revenue with PPAs	2,037	4.8%	2,144	2.3%	16,226	8.5%
Pre-development project sales	—	—	—	—	4,545	2.4%
Financial service revenue	—	—	—	—	1,486	0.8%
Others	1,302	3.1%	1,137	1.2%	1,178	0.6%

Total	42,629	100.0%	91,642	100.0%	190,510	100.0%

Cost of Goods Sold

Our cost of goods sold consist primarily of raw materials and labor cost. In the years ended December 31, 2013, 2014 and 2015, we had cost of goods sold of $45.4 million, $79.5 million and $182.4 million, respectively.

Operating Expenses

In the years ended December 31, 2013, 2014 and 2015, our operating expenses consisted of (1) general and administrative expenses, (2) sales, marketing and customer service expenses, (3) impairment charges and (4) engineering, design and product management expenses.

General and administrative expenses. Our general and administrative expenses consist primarily of salaries and stock based compensation expense, advertising expenses, rental and office supplies expenses. In the years ended December 31, 2013, 2014 and 2015, our general and administrative expenses were $17.5 million, $8.3 million and $76.7 million, respectively. Advertising expenses are primarily incurred to advertise the online platform used to raise funding from individual investors since early 2015.

Sales, marketing and customer service expenses. Our sales, marketing and customer service expenses consist primarily of advertising expense, business development expense and salaries. In the years ended December 31, 2013, 2014 and 2015, our sales, marketing and customer service expenses were $2.1 million, $1.4 million and $39.4 million, respectively.

Impairment charges. Our impairment charges consist primarily of bad debt allowance and impairment charges for project assets. In the years ended December 31, 2013, 2014 and 2015, our impairment charges were $7.5 million, negative $2.0 million and $56.2 million, respectively.

Engineering, design and product management expenses. We had engineering, design and product management expenses of $1.8 million in relation to our historical balance-of-system manufacturing operations in 2013. We ceased this business in 2014 and did not record any these expenses in 2014 or 2015. See “—Comparison of the year ended December 31, 2014 to the year ended December 31, 2013.”

Other Income (Expense)

In the years ended December 31, 2013, 2014 and 2015, our other income (expense) includes interest expense, interest income, loss on extinguishment of convertible bonds, gain from deconsolidation, fair value change of derivative liability, loss on investment in an affiliate, net foreign exchange gain and others.

Interest expense. Our interest expense arises from borrowings. In the years ended December 31, 2013, 2014 and 2015, our interest expense was $4.3 million, $2.3 million and $9.3 million, respectively.

Interest income. Our interest income arises from cash deposited in banks. In the years ended December 31, 2013, 2014 and 2015, our interest income was $1.7 million, $1.2 million and $2.2 million, respectively.

Loss on extinguishment of convertible bonds. We recorded a loss on extinguishment of convertible bonds of $8.9 million in 2014, due to termination of a convertible bond agreement that we entered into with Robust Elite, a non-U.S. investor. See “—Comparison of the year ended December 31, 2014 to the year ended December 31, 2013.” We did not record any such loss in 2013 or 2015.

Gain from deconsolidation. We recorded a gain from deconsolidation of $3.5 million in 2013, which arose from our deconsolidation of SGT on December 30, 2013. See “—Comparison of the year ended December 31, 2014 to the year ended December 31, 2013.” We did not record any such gain in 2014 or 2015.

Fair value change of derivative liability. We did not have such fair value change in 2013. We recorded a $1.0 million increase in fair value of derivative liability in 2014, which related to the change in fair value of the cash consideration contingent upon price of SPI’s shares as part of purchase price to acquire 14.3 MW of projects under construction in the U.S. that we completed in October 2014. See “—Comparison of the year ended December 31, 2014 to the year ended December 31, 2013.” We recorded a $15.7 million decrease in fair value of derivative assets in 2015, primarily related to the fair value change of convertible preferred stock and warrants related to our investment in ENS.

Loss on investment in an affiliate. We recorded a loss on investment in an affiliate of $2.5 million in 2015, which arose from our investment in ENS. See “—Comparison of the year ended December 31, 2015 to the year ended December 31, 2014.” We did not record any such gain in 2014 or 2013.

Other gains or expenses. We had other expenses of $0.7 million in 2013. We generated other gains of $2.3 million in 2014, primarily related to foreign exchange gains from our payables due to Sinsin Europe Solar Asset Limited Partnership and Sinsin Solar Capital Limited Partnership in connection with our acquisition of the 26.6 MW of solar projects in Greece. See “—Comparison of the year ended December 31, 2014 to the year ended December 31, 2013.” We had other gains of $5.0 million in 2015, primarily related to foreign exchange gains from the depreciation of RMB against the U.S. dollar, as we had net liability in RMB.

Income Tax

The following table sets forth our (loss) income before income taxes attributable to the relevant geographic locations for the periods indicated:

	For the year ended December 31,
	2013	2014	2015
	($ in thousands)
United States	(20,887)	(15,007)	(75,336)
Foreign	(10,544)	12,851	(109,071)

Total	(31,431)	(2,156)	(184,407)

Cayman Islands

We are incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, we are not subject to income or capital gains tax in the Cayman Islands. Payments of dividends and capital in respect of our Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Shares, nor will gains derived from the disposal of our Shares be subject to Cayman Islands income or corporation tax. The Cayman Islands currently have no income, corporation or capital gains tax and no estate duty, inheritance tax or gift tax.

United States

We and our subsidiaries organized in the United States are subject to U.S. federal income tax at a rate of up to 35%.

Hong Kong

Our subsidiaries incorporated in Hong Kong are subject to the uniform tax rate of 16.5%. Under Hong Kong tax law, they are exempted from the Hong Kong income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on the remittance of dividends. No provision for Hong Kong tax has been made in our consolidated financial statements, as our Hong Kong subsidiary had not generated any assessable income for the years ended December 31, 2013, 2014 and 2015.

PRC

Our subsidiaries incorporated in the PRC are subject to a statutory corporate income tax rate of 25%.

See “Item 10. Additional Information—E. Taxation” for more information.

Critical Accounting Policies and Estimates

Principles of Consolidation

The consolidated financial statements include the financial statements of our Company and our subsidiaries. All significant inter-company transactions and balances have been eliminated upon consolidation. For consolidated subsidiaries where our ownership in the subsidiary is less than 100%, the equity interest not held by us is shown as non-controlling interests. The Company was not the primary beneficiary of any variable interest entities during the years ended December 31, 2013, 2014 and 2015. We account for investments over which we have significant influence but not a controlling financial interest using the equity method of accounting. We deconsolidate a subsidiary when we cease to have a controlling financial interest in the subsidiary. When control is lost, the parent-subsidiary relationship no longer exists and the parent derecognizes the assets and liabilities of the subsidiary.

Revenue Recognition

Product Sales—Revenue on product sales is recognized when there is evidence of an arrangement, title and risk of ownership have passed (generally upon delivery), the price to the buyer is fixed or determinable and collectability is reasonably assured. We make determination of our customer’s credit worthiness at the time it accepts their initial order. For cable, wire and mechanical assembly sales, there are no formal customer acceptance requirements or further obligations related to our assembly services once we ship our products. Customers do not have a general right of return on products shipped; therefore, we make no provisions for returns.

Construction Contracts—Revenue on photovoltaic system construction contracts is generally recognized using the percentage-of-completion method of accounting, unless we cannot make reasonably dependable estimates of the costs to complete the contract or the contact value is not fixed, in which case we would use the completed contract method. Under the percentage-of-completion method, we measure the cost incurred on each project at the end of each reporting period and compares the result against the estimated total costs at completion. The percentage of cost incurred determines the amount of revenue to be recognized. Payment terms are generally defined by the contract and as a result may not match the timing of the costs incurred by us and the earnings accrued thereon. Such differences are recorded as costs and estimated earnings in excess of billings on uncompleted contracts (an asset account) or billings in excess of costs and estimated earnings on uncompleted contracts (a liability account). For the years ended December 31, 2013, 2014 and 2015, nil, $5.6 million and $2.2 million of progress payments have been netted against contracts costs disclosed in the account costs and estimated earnings in excess of billings on uncompleted contracts.

The percentage-of-completion method requires the use of various estimates, including, among others, the extent of progress towards completion, contract revenues and contract completion costs. Contract revenues and contract costs to be recognized are dependent on the accuracy of estimates, including direct material and labor costs and those indirect costs related to contract performance, such as indirect labor, supplies, tools, repairs, and depreciation costs. We have a history of making reasonable estimates of the extent of progress towards completion, contract revenues and contract completion costs. However, due to uncertainties inherent in the estimation process, it is possible that actual contract revenues and completion costs may vary from estimates. Under the completed-contract method, contract costs are recorded to a deferred project costs account and cash received are recorded to a liability account during the periods of construction. All revenues, costs, and profits are recognized in operations upon completion of the contract. A contract is considered complete and revenue recognized when all costs except insignificant items have been incurred and final acceptance has been received from the customer and receivables are deemed to be collectible. Provisions for estimated losses on uncompleted contracts, if any, are recognized in the period in which the loss first becomes probable and reasonably estimable. For the years ended December 31, 2013, 2014 and 2015, we did not record any estimated losses on uncompleted contracts.

Sales of Project Assets—We recognize the revenue for project assets sales with the concurrent sale or the concurrent lease of the underlying land, whether explicit or implicit in the transaction, in accordance with ASC 360-20, Real Estate Sales. For these transactions, we have determined that the project asset sale represents the sale of real estate, and we are therefore subject to the revenue recognition guidance applicable to real estate. A PV solar system is determined to be integral equipment when the cost to remove the equipment from its existing location, ship and reinstall at a new site, including any diminution in fair value, exceeds ten percent of the fair value of the equipment at the time of original installation. Generally, we recognize revenue and profit using the full accrual method once the sale is consummated, the buyer’s initial and continuing investments are adequate to demonstrate its commitment to pay, the receivable from buyer is not subject to any future subordination, and we have transferred the usual risk and rewards of ownership to the buyer.

If the criteria for recognition under the full accrual method are met except that the buyer’s initial and continuing investment is less than the level determined to be adequate, then we will recognize revenue using the installment method. Under the installment method, we record revenue up to the costs incurred and apportion each cash receipt from the buyer between cost recovered and profit in the same ratio as total cost and total profit bear to the sales value.

If we retain some continuing involvement with the project assets and do not transfer substantially all of the risks and rewards of ownership, profit shall be recognized by a method determined by the nature and extent of the continuing involvement, provided the other criteria for the full accrual method are met. In certain cases, we may provide the customers guarantees of system performance or uptime for a limited period of time and our exposure to loss is contractually limited based on the terms of the applicable agreement. In accordance with real estate sales accounting guidance, the profit recognized is reduced by the maximum exposure to loss (and not necessarily the most probable exposure), until such time that the exposure no longer exists.

Other forms of continuing involvement that do not transfer substantially all of the risks and rewards of ownership preclude revenue recognition under real estate accounting and require us to account for any cash payments using either the deposit or financing method. Such forms of continuing involvement may include contract default or breach remedies that provide us with the option or obligation to repurchase the project assets. Under the deposit method, cash payments received from customers are reported as deferred revenue for the project assets on the consolidated balance sheet, and under the financing method, cash payments received from customers are considered debt and reported as the financing and capital lease obligations on the consolidated balance sheet.

Finance Services Revenue—We record financial services revenue associated with finance leases. We record a finance lease receivable and de-recognizes the leased equipment at lease inception. The finance lease receivable is recorded at the aggregate future minimum lease payments, estimated unguaranteed residual value of the leased equipment less unearned income. Residual values, which are reviewed periodically, represent the estimated amount we expect to receive at lease termination from the disposition of the leased equipment. Actual residual values realized could differ from these estimates. The unearned income is recognized in net sales-financial service revenue in the consolidated statements of operations over the lease term, in a manner that produces a constant rate of return on the lease.

The lease receivables expected to be received within one year after the balance sheet date is classified as current finance lease receivable and the lease receivable expected to be received over one year after the balance sheet date is classified as noncurrent finance lease receivable.

We raised funds from individual investors through the Solarbao on-line platform to purchase solar related products for leasing to third party project developers with guarantees of fund principle repayment provided by us. Although a tri-party lease agreement is signed among the individual investors, us and the third party developer, with individual investors as legal lessor and the third party developers as legal lessee, we are considered as the accounting lessor in substance because 1) the lease terms, rate of return on the investment funds from individual investors, the initial purchase price and the lease rental of the solar related products payable by the PV developers and the purchase contract of the solar related products entered with manufacturer are negotiated and concluded by us without any involvement by the individual investors; and 2) individual investors are entitled to a minimum interest rate as return that are guaranteed by us in respect of their funds provided and does not take credit risk in respect of any default payment by the lessee nor risk of claim on the leased assets; 3) we are subject to the credit risk as a principal of the lease transaction and has unconditional commitment to return the funds to the individual investors and assume the title of the leased asset after the lock-up period. In substance, the individual investors provided funds (as lender) to finance us (as borrower) for our purchases of the underlying PV products for leasing to a third party in return for a fixed return. In this regard, lease accounting is adopted with us as accounting lessor and the third party developer as accounting lessee under finance lease in our consolidated financial statements upon the inception of the leases.

We recognized interest earned on finance leases as “Net sales-financial service revenue” in the amount of nil and $1.5 million in 2014 and 2015, respectively.

Services Revenue Under Power Purchase Agreements—We derive services revenues from PV solar systems held for own use through the sale of energy to grid operators pursuant to terms set forth in power purchase agreements or local government regulations (“PPAs”). We have determined that none of the PPAs contains a lease since (i) the purchaser does not have the rights to operate the project assets, (ii) the purchaser does not have the rights to control physical access to the project assets, and (iii) the price that the purchaser pays is at a fixed price per unit of output. Revenue is recognized based upon the output of electricity delivered multiplied by the rates specified in the PPAs, assuming all other revenue recognition criteria are met.

Operation and maintenance revenue is billed and recognized as services are performed. Costs of these revenues are expensed in the period they are incurred.

Product Warranties

We offer the industry standard warranty up to 25 years for PV modules and industry standard five to ten years on inverter and balance of system components. Due to the warranty period, we bear the risk of extensive warranty claims long after products have been shipped and revenues have been recognized. For our cable, wire and mechanical assemblies business, historically the related warranty claims have not been material. For our solar PV business, the greatest warranty exposure is in the form of product replacement.

During the quarter ended September 30, 2007 and continuing through the fourth quarter of 2010, the Company installed own manufactured solar panels. Other than this period, the Company only installed panels manufactured by unrelated third parties as well as the Company’s principal shareholder and formerly controlling shareholder, LDK Solar Co. Ltd and its subsidiaries. PV construction contracts entered into during the recent years included provisions under which we agreed to provide warranties to the customers. The warranty we offer to our customers is identical to the warranty offered to us by our suppliers, and therefore we pass on all potential warranty exposure and claims, if any, with respect systems sold by us to our suppliers. Due to the absence of historical material warranty claims and identical warranty terms, we have not recorded any additional warranty provision relating to solar energy systems sold since 2011. The warranty exposure before 2011 was estimated based on our own historical data in combination with historical data reported by other solar system installers and manufacturers.

Impairment of Long-lived Assets

Our long-lived assets include property, plant and equipment, project assets (non-current) and other intangible assets with finite lives. We evaluate long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group be tested for possible impairment, we first compare undiscounted cash flows expected to be generated by that asset or asset group to its carrying amount. If the carrying amount of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying amount exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary. Any impairment write-downs would be treated as permanent reductions in the carrying amounts of the assets and a charge to operations would be recognized. Impairment losses on project assets of nil and $10.9 million was recognized for the years ended December 31, 2014 and December 31, 2015, respectively.

Inventories

Inventories are carried at the lower of cost or market, determined by the first in first out cost method. Provisions are made for obsolete or slow-moving inventories based on management estimates. Inventories are written down based on the difference between the cost of inventories and the market value based upon estimates about future demand from customers, specific customer requirements on certain projects and other factors. Inventory provision charges establish a new cost basis for inventory and charges are not subsequently reversed to income even if circumstances later suggest that increased carrying amounts are recoverable.

Stock-Based Compensation

Our share-based payment transactions with employees, such as restricted shares and share options, are measured based on the grant date fair value of the equity instrument issued. The fair value of the award is recognized as compensation expense, net of estimated forfeitures, over the period during which an employee is required to provide service in exchange for the award, which is generally the vesting period.

Accounts Receivables and Allowance for Doubtful Accounts

We grant open credit terms to credit-worthy customers. Accounts receivable are primarily related to our EPC contracts. For EPC contracts in the PRC, we normally request a down payment of 3%-10% upon signing of contract, payment of up to 90%-95% in 90 days after connection to the grid and customers’ acceptances of project completion, and the remaining balance of 5%-10% one year thereafter. For EPC projects in other countries, the payment terms were normally negotiated based on achievement of certain contractual milestones as follows: 5% payment upon submittal of engineering documents, 75% payment upon delivery of certain procurements, 10% payment upon completion of construction, and remaining 10% payment 30 days after final completion. Contractually, we may charge interest for extended payment terms and require collateral.

We maintain allowances for doubtful accounts for uncollectible accounts receivable. We regularly monitor and assess the risk of not collecting amounts owed by customers. This evaluation is based upon a variety of factors, including an analysis of amounts current and past due along with relevant history and facts particular to the customer. We do not have any off-balance-sheet credit exposure related to its customers.

Project Assets

We acquire or construct PV solar power systems (“project assets”) that are (i) held for development and sale or (ii) held for our own use to generate income or return from the use of the project assets. Project assets are classified as either held for development and sale or as held for use within property, plant and equipment based on our intended use of project assets. We determine the intended use of the project assets upon acquisition or commencement of project construction. Classification of the project assets affects the accounting and presentation in the consolidated financial statements. Transactions related to the project assets held for development and sale are classified as operating activities in the consolidated statements of cash flows and reported as sales and costs of goods sold in the consolidated statements of operations upon the sale of the project assets and fulfillment of the relevant recognition criteria. The costs to construct project assets intended to be held for own use are capitalized and reported within property, plant and equipment on the consolidated balance sheets and are presented as cash outflows from investing activities in the consolidated statements of cash flows. The proceeds from disposal of project assets classified as held for own use are presented as cash inflows from investing activities within the consolidated statements of cash flows.

Project assets costs consist primarily of capitalizable costs for items such as permits and licenses, acquired land or land use rights, and work-in-process. Work-in-process includes materials and modules, construction, installation and labor, capitalized interests and other capitalizable costs incurred to construct the PV solar power systems.

The project assets held for development and sale are reported as current assets on the consolidated balance sheets when upon completion of the construction of the project assets, we initiate a plan to is actively market the systems for immediate sale in their present condition to potential third party buyers subject to terms that are usual and customary for sales of these types assets and it is probable that the system will be sold within one year. Otherwise, the project assets held for development and sale are reported as non-current assets.

No depreciation expense is recognized while the project assets are under construction or classified as held for sale. If facts and circumstances change such that it is no longer probable that the PV solar systems will be sold within one year of the system’s completion date, the PV solar systems will be reclassified to property, plant and equipment and subject to depreciation charges.

For project assets held for development and sale, we consider a project commercially viable if it is anticipated to be sold for a profit once it is either fully developed or fully constructed. We also consider a partially developed or partially constructed project commercially viable if the anticipated selling price is higher than the carrying value of the related project assets plus the estimated cost to completion. We consider a number of factors, including changes in environmental, ecological, permitting, market pricing or regulatory conditions that affect the project. Such changes may cause the cost of the project to increase or the selling price of the project to decrease. We recorded an impairment loss of the project asset to the extent the carrying value exceed its estimated recoverable amount. The recoverable amount is estimated based on the anticipated sales proceeds reduced by estimated cost to complete such sales. In 2015, we provided impairment loss of $5.9 million for certain project assets held for development and sale.

In addition to PV solar power systems that are developed for sale or held for our own use, we also invested in several PV solar power projects under engineering, procurement and construction (“EPC”) contracts with third party project owners during the year ended December 31, 2015 and 2014. In respect of these EPC contracts, there was mutual understanding between us and the respective project owners upon the execution of the EPC contracts that the title and ownership of the PV solar power systems would transfer to us upon the completion of construction. Management determined that the substance of the arrangements is for us to construct the PV solar power systems under the legal title of the project owners and with the title and ownership of the systems transferred to us upon the construction completion, at which time such title transfer is permitted under local laws. The project assets under construction were pledged to us before title transfer. Like normal project assets, classification in consolidated statement of cash flow as operating activities or investing activities for these project assets are based on the intention for own use or sale. Based on our intention to hold for own use, the projects costs incurred for these EPC contracts are presented as investing activities in the consolidated statement of cash flows. In 2015, we provided impairment loss of $10.9 million for these project assets.

Income Taxes

We account for income taxes under the asset and liability method. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax reporting bases of assets and liabilities and are measured using enacted statutory tax rates applicable to future years. Realization of deferred tax assets is dependent upon the weight of available evidence, including expected future earnings. A valuation allowance is recognized if it is more likely than not that some portion, or all, of a deferred tax asset will not be realized. Should we determine that we would be able to realize deferred tax assets in the future in excess of the net recorded amount, we would record an adjustment to the deferred tax asset valuation allowance. This adjustment would increase income in the period such determination is made.

Profit from non-U.S. activities is subject to local country taxes but not subject to U.S. tax until repatriated to the U.S. It is our intention to permanently reinvest these earnings outside the U.S., subject to our management’s continuing assessment as to whether repatriation may, in some cases, still be in our best interests. The calculation of tax liabilities involves dealing with uncertainties in the application of complex global tax regulations.

We recognize in the consolidated financial statements the impact of a tax position, if that position is more likely than not of being sustained upon examination, based on the technical merits of the position. In evaluating whether a tax position has met the more-likely-than-not recognition threshold, management presumes that the position will be examined by the appropriate taxing authority that has full knowledge of all relevant information. In addition, a tax position that meets the more-likely-than-not recognition threshold is measured to determine the amount of benefit to be recognized in the financial statements. The tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon settlement. We record interest and penalties related to an uncertain tax position, if and when required, as part of income tax expense in the consolidated statements of operations. No reserve for uncertainty tax position was recorded by us for the years ended December 31, 2014 or 2015.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”), issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers, which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. ASU 2014-09 will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective. This ASU was originally effective for fiscal years and interim periods beginning after December 15, 2016. In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers (“ASU 2015-14”), which amends ASU 2014-09 and defers its effective date to fiscal years and interim reporting periods beginning after December 15, 2017. ASU 2015-14 permits earlier application only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. We are currently evaluating the impact of this standard on the consolidated financial statements.

In August 2014, the FASB issued ASU No. 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern, to provide guidance on management’s responsibility in evaluating whether there is substantial doubt about a company’s ability to continue as a going concern and to provide related footnote disclosures. ASU 2014-15 is effective for annual periods ending after December 15, 2016 and interim periods within annual periods beginning after December 15, 2016, with early adoption permitted. We are currently evaluating the impact of this standard on our consolidated financial statements.

In January 2015, the FASB issued ASU No. 2015-01, Income Statement — Extraordinary and Unusual Items (Subtopic 225- 20), which eliminates the concept of reporting for extraordinary items. ASU 2015-01 is effective for us for fiscal years, and interim periods within those fiscal years, beginning on January 1, 2016. We are currently evaluating the impact of this standard on our consolidated financial statements.

On February 18, 2015, the FASB issued ASU No. 2015-02, Consolidation, which reduces the number of consolidation models and simplifies the current standard. Entities may no longer need to consolidate a legal entity in certain circumstances based solely on its fee arrangements when certain criteria are met. ASU 2015-02 reduces the frequency of the application of related-party guidance when determining a controlling financial interest in a variable interest entity. ASU 2015-02 is effective for our fiscal year ending December 31, 2016. We are currently evaluating the impact of this standard on our consolidated financial statements.

In April 2015, the FASB issued ASU No. 2015-03, Interest — Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs. ASU 2015-03 requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability. ASU 2015-03 is effective for us on a retrospective basis on January 1, 2016. Early adoption is permitted, but only for debt issuance costs that have not been reported in financial statements previously issued or available for issuance. We are currently evaluating the impact of this standard on our consolidated financial statements.

In July 2015, the FASB issued ASU No. 2015-11, Simplifying the Measurement of Inventory. ASU 2015-11 applies to inventory that is measured using the first-in, first-out (“FIFO”) or average cost method and requires measurement of that inventory at the lower of cost and net realizable value. Net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. This ASU is effective for fiscal years, and interim periods within those years, beginning after December 15, 2016. Early adoption is permitted. We are currently evaluating the impact of this standard on our consolidated financial statements.

In July 2015, the FASB issued ASU No. 2015-16, Business Combinations (Topic 805): Simplifying the Accounting for Measurement Period Adjustments. ASU 2015-16 requires that an acquirer recognize adjustments to provisional amounts that are identified during the measurement period in the reporting period in which the adjustment amounts are determined. This ASU requires that the acquirer record, in the same period’s financial statements, the effect on earnings of changes in depreciation, amortization, or other income effects, if any, as a result of the change to the provisional amounts, calculated as if the accounting had been completed at the acquisition date. Any current period adjustments to provisional amounts that would have impacted a prior period’s earnings had they been recognized at the acquisition date are required to be presented separately on the face of the income statement or disclosed in the notes. This ASU is effective for fiscal years beginning after December 15, 2015, including interim periods within those fiscal years. This ASU should be applied prospectively to adjustments to provisional amounts that occur after the effective date of this ASU with earlier application permitted for financial statements that have not been issued. Therefore the amendments in ASU 2015-16 became effective for us as of the beginning of 2015 fiscal year. The adoption of this ASU has no impact on our consolidated financial statements.

In November 2015, the FASB issued ASU No. 2015-17, Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes. ASU 2015-17 requires that deferred tax liabilities and assets be classified as noncurrent in a classified balance sheet. The current requirement that deferred tax liabilities and assets of a tax-paying component of an entity be offset and presented as a single amount is not affected by the amendments in this ASU. This ASU are effective for financial statements issued for annual periods beginning after December 15, 2016, and interim periods within those annual periods. Early adoption is permitted. We have elected to adopt this update as of the fourth quarter of fiscal 2015. The adoption of this ASU has no impact on our consolidated balance sheet since all deferred tax liabilities and assets have been reported as noncurrent in our consolidated balance sheet as of December 31, 2014.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). Under the new guidance, lessees will be required to recognize the following for all leases (with the exception of short-term leases) at the commencement date: (1) a lease liability, which is a lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis; and (2) a right-of-use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term. Under the new guidance, lessor accounting is largely unchanged. Certain targeted improvements were made to align, where necessary, lessor accounting with the lessee accounting model and Topic 606, Revenue from Contracts with Customers. The new lease guidance simplified the accounting for sale and leaseback transactions primarily because lessees must recognize lease assets and lease liabilities. Lessees (for capital and operating leases) and lessors (for sales-type, direct financing, and operating leases) must apply a modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements. The modified retrospective approach would not require any transition accounting for leases that expired before the earliest comparative period presented. Lessees and lessors may not apply a full retrospective transition approach. ASU 2016-02 is effective for public companies for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years, with early adoption permitted. We are currently evaluating the impact of this standard on our consolidated financial statements.

Recent Acquisition Activities

In line with our strategic shifting of operational focus in 2014, we have entered into agreements to make acquisitions in order to expand our global project portfolio, including IPP and BT projects, as well as to diversify our solar businesses.

When making solar project acquisitions, we focus on attractive targets based on our assessment of the rate of return, taking into consideration a target project’s irradiation hours, applicable FIT rate, key technical components used as well as our cost of financing for the acquisition. See “Item 4. Information on the Company—B. Business Overview—Our Global Project Development Business—Acquisition of Solar Projects” for more information on the criteria we apply when making project acquisitions.

When we pursue a target engaged in a solar business, such as a distribution business or a roof-top EPC business, we primarily select targets with higher gross profit margins, or in the case of a target engaged in a line of business complementary to our existing operations, with high potentials for us to realize synergies.

The following summary outlines the major acquisitions we completed or for which have entered into definitive agreements since 2014:

Solar Projects

In July 2014, we completed the acquisition of a 100% equity interest in the project company owning a 4.5 MW project in Mountain Creek, New Jersey, U.S., or the KDC Mountain Creek Project. In 2012, we provided EPC services for the project and had a note receivable of $15.0 million due to us from the 100% project owner at that time, KDC Solar RTC, LLC (“KDC”). In December 2013, due to KDC’s inability to settle the note receivable, we exchanged our interest in the note receivable for a 64.5% equity interest in the KDC Mountain Creek project by entering into an exchange and release agreement with KDC. In April 2014, we entered into a first amendment and restated exchange and release agreement with KDC and reduced the percentage of our equity interest in the KDC Mountain Creek Project from 64.5% to 20.0% in exchange for 55.62% of the cash distributions from the KDC Mountain Creek Project. On July 29, 2014, we entered into another agreement with KDC to acquire the remaining 80% equity interest in the KDC Mountain Creek Project held by KDC with no payment of consideration by us, and settled the historical note receivable due to us from KDC.

In October 2014, we completed the acquisition of 100% equity interest in the project companies owning 14.3 MW of projects in Hawaii, U.S., or the Calwaii projects, for an aggregate purchase price of $4.8 million. The projects were under construction when we completed the acquisition. We issued 3,000,000 unregistered shares of SPI’s common stock to the sellers at a per share price of $1.10, subject to certain adjustments contingent upon the trading price of SPI’s shares, to account for approximately $3.3 million of the purchase price, with the remaining balance of $700,000 settled in cash of $500,000 and a waiver of receivables of $150,000 due to us from KDC.

In November 2014, we entered into a membership interest purchase agreement with Shotmeyer LLC, 100% owner of a 9.9 MW project in New Jersey, U.S., or the Beaver Run Project, for an aggregate consideration of $5.2 million in cash. We sold PV modules to the Beaver Run Project in 2011 and had accounts receivable of $2.9 million due to us at the time of acquisition. The accounts receivable was settled with a return of PV modules of $2.1 million.

In December 2014, we completed the acquisition of a 100% equity interest in the project company owning eight solar projects of an aggregate capacity of 26.6 MW in Greece for a consideration of $140.5 million of its fair value. All of the eight projects were connected to the grid and selling electricity when we completed the acquisition. We issued 38,225,846 unregistered shares of SPI’s common stock to the sellers at a per share price of $2.43 and also with adjustments for the lockup period and other factors to account for 56% of the consideration set forth in the original purchase agreement and goodwill adjustment, with the remaining balance paid in cash.

In December 2014, we completed the acquisition of a 100% equity interest in the project company owning 20.0 MW of projects in Qinghai Province, China for an aggregate consideration of RMB190.0 million ($30.6 million). The projects were connected to the grid and selling electricity when we completed the acquisition. We paid RMB43.0 million ($6.9 million) in cash, with the remaining RMB147.0 million ($23.7 million) to settle payables due from the project company to its EPC service provider and to be paid with bank factoring financing in installments.

In February 2015, we completed the acquisition of a 100% equity interest in the project companies owning 4.3 MW of projects in Italy for an aggregate consideration of $11.8 million of its fair value. The projects were connected to the grid and selling electricity when we completed the acquisition. We issued 5,722,977 unregistered shares of SPI’s common stock to the sellers to account for 70% of the consideration at a per share price of $1.72 and also with adjustments for the lockup period and other factors, with the remaining balance of Euro 3.1 million ($3.6 million) settled in cash.

In April 2015, SPI Solar Japan G.K., our wholly owned subsidiary, entered into a sale and purchase agreement to acquire 100% of the interest in approximately 30 megawatts (MW) of solar projects in Japan from Re Capital K.K.for an aggregate consideration of $8.8 million, including (i) $3.3 million by cash and (ii) $5.5 million by equivalent value of shares of SPI’s common stock, the number of which would be determined by the average trading price of shares of SPI’s common stock from April 9 to April 15, 2015. The acquisition is subject to several customary closing conditions. We expect that the sales of projects owned by RE Capital K.K. to us wound not be consummated before December 31, 2016.

Other Solar Businesses

Solar Juice Acquisition

In March 2015, we entered into a share purchase agreement to acquire 80% of the equity interest in Solar Juice, a company incorporated in Sydney, Australia, for a total consideration of $15.6 million of its fair value at a per share price of $1.78 and also with adjustments for the lockup period and other factors. Solar Juice distributes solar kits that include PV modules, balance-of-system components, solar monitoring systems and inverters to retail or corporate customers in Australia and Southeast Asia. Solar Juice procures PV modules from a wide range of reputable suppliers, such as Trina Solar Australia Pty Ltd., JA Solar Australia Pty Ltd., Canadian Solar and LG. It also has adopted a supplier-neutral approach to minimize procurement costs. Solar Juice also distributes its in-house brand of PV modules, OpalSolar, which Solar Juice contracts with third parties to manufacture. SolarBusinessServices, a consultancy, ranks Solar Juice as the number one solar product distributor in terms of wholesale volume in 2013, 2014 and 2015. As of December 31, 2015, Solar Juice had over 3,000 Business-to-Business accounts, of which 700 were active on a monthly basis. In the fourth quarter of 2014, Solar Juice set up a distribution facility in Singapore and expanded its customer base into Sri Lanka, Malaysia, the Philippines, Thailand, Papua New Guinea, Fiji and the Cook Islands. Solar Juice was acquired in May 2015. We expect the acquisition of Solar Juice to expand our solar business to another continent with a broad customer base.

All-Zip Acquisition

In April 2015, we and Meitai Investment (Suzhou) Co., Ltd. (“Meitai Investment”), one of our PRC wholly owned subsidiaries, entered into a share purchase agreement with Shanghai All-Zip Roofing System Group Co., Ltd. (“All-Zip”), a company established in China, and all of its shareholders (collectively, the “All-Zip Sellers”) for the acquisition of 100% equity interest in All-Zip. Pursuant to the share purchase agreement, Meitai Investment agreed to purchase from the All-Zip Sellers 100% of the equity interest in All-Zip for an aggregate consideration of RMB275 million to be settled with SPI’s shares at $2.38 per share, subject to customary closing conditions and other terms and conditions set forth in the share purchase agreement. All-Zip is a leading one-stop EPC service provider in China for both ground-mounted and rooftop DG solar projects, encompassing installing solar mounting systems, all-in-one energy-saving roofing systems and rainwater collection and green roofing systems on projects for public buildings, integrated solar power stations and buildings. It holds multiple key patents concerning roofing, including its unique focal point management strategy. Its customers include airport facilities, cultural and sports venues, villas and industrial buildings, with representative projects including Wuhan New International Expo, Ordos Museum, Nanchang Sport Center and Shanghai Expo Axis. All-Zip was the only corporation to be invited to participate in the drafting of the China National Construction Standards and Specifications for roofing system works. We believe that All-Zip’s expertise and leading position in roof-top solar project development will be a valuable addition to our expanding presence in the Chinese market.

EnSync Acquisition

In April 2015, we and EnSync, Inc. (formerly known as ZBB Energy Corporation) (“ENS”), a Wisconsin corporation, entered into a securities purchase agreement (the “ENS Purchase Agreement”) pursuant to which ENS will issue and sell to us for an aggregate purchase price of $33.4 million in cash a total of (i) 8,000,000 shares of ENS’s common stock and (ii) 28,048 shares of ENS’s Series C convertible preferred stock. The aggregate purchase price for the foregoing shares of ENS’s common stock was based on a purchase price per share of $0.6678 and the aggregate purchase price for the foregoing shares of ENS’s preferred stock was determined based on price of $0.6678 per common equivalent. In addition, the foregoing shares of ENS’s preferred stock subject to this transaction were sold for $1,000 per share and are convertible at a conversion price of $0.6678, prepaid at closing; provided, that each one fourth of such shares of preferred stock only become convertible after certain MW of solar projects are completed by us utilizing ENS’s products and services. We will also be issued a warrant to purchase 50,000,000 shares of ENS’s common stock for an aggregate purchase price of $36.7 million in cash and a per share exercise price equal to $0.7346. On July 13, 2015, we and ENS closed the transaction contemplated by the ENS Purchase Agreement and ENS issued to us 8,000,000 shares of ENS’s common stock, 28,048 shares of ENS’s Series C convertible preferred stock and the warrant to acquire 50,000,000 shares of ENS’s common stock at an exercise price equal to $0.7346. The warrant only becomes exercisable upon the completion of 40 megawatts worth of solar projects in accordance with the Supply Agreement described below. On July 13, 2015, in connection with the closing and pursuant to the ENS Purchase Agreement, we entered into a supply agreement with ENS pursuant to which we will purchase certain ENS’s products and services from time to time, including energy management system solutions for solar projects, and entered into a governance agreement with ENS, pursuant to which we are entitled to nominate one director to ENS’s board of directors for so long as we hold certain number or more of ENS’s common stock or preferred stock. We will be entitled to nominate more directors to ENS’s board of directors following a schedule tied to convertibility schedule of the shares of ENS’s preferred stock that we purchased under the ENS Purchase Agreement.

ENS is a developer of innovative energy management solutions serving the utility, commercial and industrial building markets. We believe that the energy storage market in which ENS operates has experienced rapid growth, driven by commercial, industrial and residential customers seeking energy savings from solar and emergency back-up power from storage. In addition, utilities are increasingly seeking energy storage solutions that can make the grid become more resilient and less susceptible to failure.

Acquisition of Dingding Yiwei

In September, 2015, Meitai Investment (Suzhou) Co., Ltd. (“Meitai Suzhou”), a wholly-owned subsidiary of SPI, Beijing Dingding Yiwei New Energy Technology Development Co., Ltd. (“Dingding Yiwei”), a company established in China, and all of its shareholders, entered into a share purchase agreement (the “Yiwei Share Purchase Agreement”). Pursuant to the Yiwei Share Purchase Agreement, Meitai Suzhou agreed to acquire a 60% equity interests in Dingding Yiwei at a cash consideration of RMB30 million. In January 2016, we completed the acquisition of Dingding Yiwei. Dingding Yiwei, an Internet-based electric vehicle (EV) rental service provider, has existing operations in Beijing and Shenzhen and is expanding to Hainan. We expect this investment to allow us to provide solar energy to users of electrical vehicles and to facilitate our overall strategy to create a closed-loop solar energy ecosystem from power generation and power storage to power efficiency management. We believe that our rapidly increasing capability to fund projects through the Solarbao platform will help Dingding Yiwei to expand its existing fleet of electric vehicles, which will create further opportunities for our solar energy business.

We have funded our acquisitions primarily from cash generated from our financing activities and from credit facilities. Going forward we expect to fund our future acquisitions with cash generated from our operations, as well as equity and debt financing.

Results of Operations

The following table sets forth a summary, for the periods indicated, of our consolidated results of operations and each item expressed as a percentage of our total net revenues. Our historical results presented below are not necessarily indicative of the results that may be expected for any future period.

	For the year ended December 31,
	2013		2014		2015
	($ in thousands except percentage)
Net sales:
Net sales	42,629	100.0%	91,642	100.0%	190,510	100.0%
Cost of goods sold:
Cost of goods sold	42,582	99.9%	77,430	84.5%	176,469	92.6%
Provision for losses on contracts	2,816	6.6%	2,055	2.2%	5,932	8.8%

Total cost of goods sold	45,398	106.5%	79,485	86.7%	182,401	101.4%

Gross profit (loss)	(2,769)	(6.5%)	12,157	13.3%	8,109	(1.4)%
Operating expenses:
General and administrative	17,534	41.1%	8,286	9.0%	76,747	40.3%
Sales, marketing and customer service	2,050	4.8%	1,401	1.5%	39,428	20.7%
Impairment charges	7,500	17.6%	(2,043)	(2.2)%	56,181	33.8%
Engineering, design and product management	1,761	4.1%	—	—	—	—

Total operating expenses	28,845	67.7%	7,644	8.3%	172,356	84.8%

Operating income (loss)	(31,614)	(74.2%)	4,513	4.9%	(164,247)	(86.2%)
Other income (expense):
Interest expense	(4,321)	(10.1%)	(2,259)	(2.5%)	(9,275)	(4.9%)
Interest income	1,655	3.9%	1,212	1.3%	2,218	1.2%
Loss on extinguishment of convertible bonds	—	—	(8,907)	(9.7%)	—	—
Gain from deconsolidation	3,537	8.3%	—	—	—	—
Fair value change of derivative liability	—	—	972	1.1%	(15,650)	(8.2%)
Loss on investment in an affiliate	—	—	—	—	(2,493)	(1.3%)
Others	(688)	(1.6%)	2,313	2.5%	5,040	2.6%

Total other (expense) income, net	183	0.4%	(6,669)	(7.3%)	(20,160)	(10.6%)

Income (loss) before income taxes	(31,431)	(73.7%)	(2,156)	(2.4%)	(184,407)	(96.8%)
Provision for income taxes	813	1.9%	3,040	3.3%	673	0.4%

Net income (loss)	(32,244)	(75.6%)	(5,196)	(5.7%)	(185,080)	(97.2%)

Comparison of the year ended December 31, 2015 to the year ended December 31, 2014

Net sales—Net sales were $91.6 million and $190.5 million for the years ended December 31, 2014 and 2015, respectively, representing an increase of $98.9 million, or 107.9%. The increase in net sales for the year ended December 31, 2015 over the comparative period was primarily due to: (i) our successful expansion into the China market resulting in the EPC revenue generated from China operations, (ii) the BT revenue generated from UK and US project and (iii) the distribution revenue generated by our subsidiary Solar Juice in Australia. We generated revenue from the provision of EPC services to a 30.0 MW PV solar project in Zhongwei County, Ningxia Autonomous Region, China, or the Zhongwei Project; a 30.0 MW PV solar project in Alashan County, Inner Mongolia Autonomous Region, China, or the Alashan Project; a 20.0 MW PV solar project in Ulanqab, Inner Mongolia Autonomous Region, China, or the Ulanqab Project; and a 10.0 MW PV solar project in Alashan County, Inner Mongolia Autonomous Region, China, or the Zuoqi Project, in the aggregate amount of $43.7 million during the year ended December 31, 2015. We generated BT revenue from a 9.5 MW Grange Farm project in the U.K., or the Grange Farm project; a 14.92 MW Hall Farm project in the U.K., or the Hall Farm project, a 6.24 MW Gelliwern Isaf Farm project, or the Gelliwern project; and a 9.9 MW project in New Jersey, the U.S., or the Beaver Run Project, in the amount of $71.6 million during the year ended December 31, 2015. We generated distribution revenue by our subsidiary Solar Juice in Australia, in the amount of $35.4 million during the year ended December 31, 2015.

Cost of goods sold—Cost of goods sold was $79.5 million (86.7% of net sales) and $182.4 million (95.7% of net sales) for the years ended December 31, 2014 and 2015, respectively, representing an increase of $102.9 million, or 129.4%. The increase in cost of goods sold was in line with our expansion of business operations in China for the provision of EPC services to solar projects located in China and the BT services in the U.K. and the U.S., mainly including costs of goods sold for the Zhongwei Project, the Alashan Project, the Ulanqab Project, the Zuoqi Project, the Grange Farm project, the Hall Farm project, the Gelliwern project and the Beaver Run project in the aggregate amount of $113.6 million for the year ended December 31, 2015.

Gross profit—Our gross profit decreased from $12.2 million in the year ended December 31, 2014 to $8.1 million in the year ended December 31, 2015. Gross margins were 13.3% and 4.3% for the years ended December 31, 2014 and 2015, respectively. The decrease in gross margin was primarily due to higher revenue contribution from BT services and distribution transactions, which had lower margins as compared with EPC business.

General and administrative expenses—General and administrative expenses were $8.3 million (9.0% of net sales) and $76.7 million (40.3% of net sales) for the years ended December 31, 2014 and 2015, respectively, representing an increase of $68.4 million, or 824.1%. The increase in our general and administrative expenses mainly consisted of the stock-based awards to our management, advertising expenses, salaries and professional service fee, in the amount of $37.8 million, $22.4 million, $21.2 million and $10.1 million, respectively. Compared to the year ended December 31, 2014, advertising expenses incurred significantly as we have only started the funds raising from the individual investors through the online platform since early 2015.

Sales, marketing and customer service expenses—Sales, marketing and customer service expenses were $1.4 million (1.5% of net sales) and $39.4 million (20.7% of net sales) for the years ended December 31, 2014 and 2015, respectively, representing an increase of $38.0 million, or 2,714.3%. The increase in sales, marketing and customer service expenses was in line with our business expansion in 2015.

Impairment charges—We recorded a reversal of impairment charges of $2.0 million due to the collection back in 2014. We recorded impairment charges of $56.2 million in 2015, including i) bad debt allowance of $ 36.4 million, for the accounts receivable balance from EPC service revenue and other revenues based on the expected recoverable amount of these receivables; ii) provision for doubtful recoveries of $3.2 million due from a former executive for the withholding individual income tax of RSU; iii) provision for doubtful recoveries of the receivable in relation to the acquisition of Guo Dian of $ 3.2 million; and iv) impairment loss of $10.9 million for project assets.

Interest expense—Interest expense was $2.3 million (2.5% of net sales) and $9.3 million (4.9% of net sales), for the years ended December 31, 2014 and 2015 respectively, representing an increase of $7.0 million, or 310.6%. The increase in interest expense was in line with the increase of borrowings in 2015.

Interest income—Interest income was $1.2 million (1.3% of net sales) and $2.2 million (1.2% of net sales) for the years ended December 31, 2014 and 2015, respectively, representing an increase of $1.0 million, or 83.0%. The increase in interest income was due to the increase in bank deposit in 2015.

Loss on extinguishment of convertible bonds—During the year of 2014, we incurred a one-time loss on extinguishment of convertible bond of $8.9 million (9.7% of net sales) due to termination of a convertible bond agreement that we entered into with Robust Elite, a non-U.S. investor, pursuant to which we issued Robust Elite a convertible bond in the principal amount of $11 million. No such transaction occurred in 2015.

Change in market value of derivative liability—Our change in market value of derivative liability was negative $1.0 million and $15.7 million for the years ended December 31, 2014 and 2015, respectively. The increase in change in market value of derivative liability was primarily due to the change in market value of the Warrant, which was issued by ENS to us in accordance with the ENS Purchase Agreement.

Loss on investment in an affiliate—Loss on investment in an affiliate was $2.5 million (1.3% of net sales) and nil for the years ended December 31, 2014 and 2015, respectively. It mainly represented the investment loss on ENS under equity method.

Other gains or expenses—We generated other gains of $2.3 million (2.5% of net sales) and $5.0 million (2.7% of net sales) in the years ended December 31, 2014 and 2015, respectively. The increase in other gains or expenses was primarily due to the increase of foreign exchange gain in the amount of $2.9 million.

Income tax expense—We had a provision for income taxes of $3.0 million (3.3% of net sales) and $0.7 million (0.4% of net sales) for the years ended December 31, 2014 and 2015, respectively. The provision for income taxes for the year ended December 31, 2015 was primarily in relation to our IPP model. The provision for income taxes for the year ended December 31, 2014 was primarily the result of taxable income generated by our China operations.

Net loss—For the foregoing reasons, we incurred a net loss of $185.1 million (97.2% of net sales) for the year ended December 31, 2015, representing an increase compared to a net loss of $5.2 million (5.7% of net sales) for the year ended December 31, 2014.

Comparison of the year ended December 31, 2014 to the year ended December 31, 2013

Net sales—Our net sales were $42.6 million and $91.6 million for the years ended December 31, 2013 and 2014, respectively, representing an increase of $49.0 million, or 115.0%. The increase in net sales was due to our successful expansion into the China market in 2014 resulting in the EPC revenue generated from China operations. Our net sales in 2014 mainly consisted of the revenue generated from the provision of EPC services to 21.0 MW PV solar project in Xinyu County, Jiangxi Province, China, or the Xinyu Project, 30.0 MW PV solar project in Zhongwei County, Ningxia Autonomous Region, China, or the Zhongwei Project, and 30.0 MW PV solar project in Alashan County, Inner Mongolia Autonomous Region, China, or the Alashan Project, in the amounts of $23.6 million, $27.9 million and $23.9 million, respectively.

Total cost of goods sold—Our total cost of goods sold was $45.4 million (106.5% of net sales) and $79.5 million (86.7% of net sales) for the years ended December 31, 2013 and 2014, respectively, representing an increase of $34.1 million, or 75.1%. The increase in cost of goods sold was in line with our expansion of business operations in China and the provision of EPC services to solar projects located in China, mainly included costs of goods sold to the Xinyu Project, the Zhongwei Project and the Alashan Project, in the aggregate amount of $62.7 million.

Gross profit (loss)—We generated a gross profit of $12.2 million in 2014, compared to a gross loss of $2.8 million in 2013. Gross margins were 13.3% and negative 6.5% for the years ended December 31, 2014 and 2013, respectively. The reversal from gross loss in 2013 to gross profit in 2014 was primarily due to our business expansion in China and the relatively high margins of our EPC business in China.

General and administrative expenses—Our general and administrative expenses were $17.5 million (41.1% of net sales) and $8.3 million (6.8% of net sales) for the years ended December 31, 2014 and 2013, respectively, representing a decrease of $11.3 million, or 64.4%. The decrease in general and administrative expenses was primarily as a result of the one-time bad debt reserve recorded against our accounts receivable of $9.5 million during the year of 2013, which was mainly due to the deterioration of the business operations of two of our customers, the respective owners of the Beaver Run Project and another project in the U.S.

Sales, marketing and customer service expense—Our sales, marketing and customer service expenses were $2.1 million (4.8% of net sales) and $1.4 million (1.5% of net sales) for the years ended December 31, 2013 and 2014, respectively, representing a decrease of $0.7 million, or 31.7%. The decrease in sales, marketing and customer service expense was primarily due to our precision trimming down of sales, marketing and customer services expenses to reduce operational waste and the relatively low sales and marketing expenses required for our China operations.

Impairment expenses—We recorded impairment expenses of $7.5 million (17.6% of net sales) and reversal of impairment charges of $2.0 million (2.2% of net sales) for the years ended December 31, 2013 and 2014, respectively. The impairment expenses we recorded in 2013 were due to the difference of the amount of consideration we paid for in acquiring a solar project in the U.S. and the fair value of our investment. In 2013, we provided EPC services to KDC for the KDC Mountain Creek Project, with the EPC service fees in the form of a $15.0 million note receivable due from KDC. KDC was unable to satisfy its EPC service fees payment obligations and in December 2013, we entered into an exchange and release agreement with KDC, pursuant to which we agreed to exchange our $15.0 million note receivable due to us from KDC under the EPC agreement in exchange for 64.5% equity interest in the KDC Mountain Creek Project. We determined the fair value of our investment in the KDC Mountain Creek Project to be $7.5 million in 2013 based on an income approach applying discounted cash flows to measure the fair value using a 10% discount rate, utilizing a market approach by comparing the fair value to other similar sized solar projects taking into consideration the expected time and cost to complete the project. Consequently, we recorded a $7.5 million impairment charge in 2013. In 2014, we increased our equity interest in the KDC Mountain Creek Project to 100%. See “—Recent Acquisition Activities—Solar Projects.” The impairment charges were reversed in 2014 with a positive balance of $2.0 million primarily due to the sale of the Beaver Run Project to us by its owner and the settlement of outstanding receivables due to us by the other project’s owner using modules.

Engineering, design and product management expense—Our engineering, design and product management expenses in relation to our historical balance-of-system manufacturing operations were $1.8 million (4.1% of net sales) and nil for the years ended December 31, 2013 and 2014, respectively. The decrease in engineering, design and product management costs was primarily due to cessation of our manufacturing operations.

Interest expense—Our interest expense was $4.3 million (10.1% of net sales) and $2.3 million (2.5% of net sales) for the years ended December 31, 2013 and 2014, respectively, representing a decrease of $2.1 million, or 47.7%. The decrease in interest expense was due to the cumulative effect of a one-time settlement of bank loans and related interest payment in 2013 as well as increases in interest from the amortization of the discount on the convertible bond held by Robust Elite, arising out of the $0.16 per share contractual conversion price which was substantially lower than the market price of SPI’s shares at the time of the issuance of the convertible bond in April 2014. See “Note 17—Short term borrowings and long term borrowings” to the consolidated financial statements set forth under Item 8 herein.

Interest income—Our interest income was $1.7 million (3.9% of net sales) and $1.2 million (1.3% of net sales) for the years ended December 31, 2013 and 2014, respectively, representing a decrease of $0.4 million. The decrease in interest income was due to the conversion of two customers’ trade accounts receivable to construction in progress consequent of our acquisition of two projects to offset the EPC payments due to us from such customers, including acquisition of the KDC Mountain Creek Project discussed above.

Loss on extinguishment of convertible bonds—During the year of 2014, we incurred a one-time loss on extinguishment of convertible bond of $8.9 million (9.7% of net sales) due to termination of a convertible bond agreement that we entered into with Robust Elite, a non-U.S. investor, pursuant to which we issued Robust Elite a convertible bond in the principal amount of $11 million. On July 31, 2014, we extinguished the convertible bond and thereafter issued Robust Elite 68,750,000 shares of SPI’s common stock at $0.16 per share, the same price as the contractually required conversion price of the convertible bond which was substantially lower than the market price of SPI’s shares at the time of issuance of convertible bond in April 2014. As a result of these transactions, we initially recorded a discount on the convertible bond, and upon extinguishment of the convertible bond and subsequent issuance of SPI’s shares, a non-cash interest expense of $1.4 million and a non-cash loss of $8.9 million on the extinguishment of convertible bond during the year ended December 31, 2014.

Gain from deconsolidation—We recorded a gain from deconsolidation of $3.5 million in the year ended December 31, 2013 (8.3% of net sales), arising out of our deconsolidation of SGT on December 30, 2013. We owned 100% equity interest in SGT prior to the deconsolidation. In November 2013, the board of directors of SGT approved a voluntary plan for liquidation due to its liquidity position and liabilities, and on December 30, 2013, a liquidator was appointed by the board of directors of SGT, resulting in us losing our controlling interest in SGT. We recognized a gain on the deconsolidation in 2013 as the liquidation was a run-off operation. We did not record any gain from deconsolidation in 2014.

Change in market value of derivative liability—Our change in market value of derivative liability was nil and negative $1.0 million for the years ended December 31, 2013 and 2014, respectively. The change in market value of derivative liability for the year ended December 31, 2014 over the comparative period was primarily due to the change in fair value of the cash consideration contingent upon future price of SPI’s shares as part of purchase price to acquire 14.3 MW of projects under construction in the U.S. that we completed in October 2014. See “—Recent Acquisition Activities.”

Other gains or expenses—We generated other gains of $2.3 million (2.5% of net sales) in the year ended December 31, 2014, compared to $0.7 million (1.6% of net sales) of other expenses that we incurred in 2013. The reversal of other expenses into other gains for the year ended December 31, 2014 over the comparative period was primarily due to the exchange gains from the payables due to Sinsin Europe Solar Asset Limited Partnership and Sinsin Solar Capital Limited Partnership in connection with the acquisition of the 26.6 MW of solar projects in Greece.

Income tax expense—We had a provision for income taxes of $0.8 million (1.9% of net sales) and $3.0 million (3.3% of net sales) for the years ended December 31, 2013 and 2014, respectively. Despite the significant improvement of our net sales and gross profit in 2014 compared to 2013, due to cumulative historical operating losses, we carry forward a net operating loss. The provision for income taxes for the year ended December 31, 2014 was primarily the result of taxable income generated by our China operations. The provision for income taxes for the year ended December 31, 2013 was primarily the result of the gain arising out of the liquidation and deconsolidation of SGT.

Net loss—For the foregoing reasons, we incurred a net loss of $5.2 million (5.7% of net sales) for the year ended December 31, 2014, representing a significant decrease compared to a net loss of $32.2 million (75.6% of net sales) in 2013.

B.	Liquidity and Capital Resources

Liquidity

A summary of the sources and uses of cash and cash equivalents is as follows:

	For the year ended December 31,
	2013	2014	2015
	($ in thousands)
Net cash provided by/ (used in) operating activities	11,212	(56,456)	(155,518)
Net cash provided by/ (used in) investing activities	5,669	(44,885)	(52,008)
Net cash (used in)/ provided by financing activities	(33,599)	257,342	133,136
Effect of exchange rate changes on cash	(74)	(492)	(26)

Net (decrease) increase in cash and cash equivalents	(16,792)	155,509	(74,416)

As of December 31, 2013, 2014 and 2015, we had $1.0 million, $156.5 million and $82.1 million, respectively, in cash and cash equivalents.

Operating Activities

Net cash used in operating activities was $155,518 million for the year ended December 31, 2015, primarily as a result of (i) a net loss of $185.1 million, (ii) an increase in accounts receivable of $86.4 million, (iii) an increase in restricted cash related to operating activities of $34.6 million, (iv) an increase in finance lease receivable of $31.2 million and (v) an increase in prepaid expenses and other assets of $25.6 million, partially offset by (i) impairment charges of $56.2 million, (ii) a decrease in costs and estimated earnings in excess of billings on uncompleted contracts of $41.3 million, (iii) stock-based compensation expense of $38.2 million, (iv) an increase in accrued liabilities and other liabilities of $25.2 million, (v) a decrease in project assets held for sale of $21.7 million and (vi) change in fair value of derivative assets/liability of $ 15.7 million.

Net cash used in operating activities was $56.5 million for the year ended December 31, 2014, primarily as a result of (i) an increase in costs and estimated earnings in excess of billings on uncompleted contracts of $73.7 million, (ii) an increase in project assets of $55.1 million, (iii) a decrease in accounts payable due to related party of $12.9 million and (iv) an increase in prepaid expenses and other assets of $5.0 million, partially offset by (i) an increase in accounts payable of $37.6 million, (ii) an increase in note payable of $17.8 million and (iii) advances from customers of $17.7 million.

Net cash generated from operating activities was $11.2 million for the year ended December 31, 2013, primarily as a result of (i) a decrease in costs and estimated earnings in excess of billings on uncompleted contracts of $28.7 million, (ii) a decrease in project assets, noncurrent, of $16.0 million, and (iii) a decrease in accounts receivable of $11.5 million, partially offset by (a) a net loss of $32.2 million, (b) an increase in note receivable of $27.9 million, and (c) a decrease in accounts payable of $5.5 million.

Investing Activities

Net cash used in investing activities was $52.0 million for the year ended December 31, 2015, primarily as a result of (i) investment in affiliates of $33.4 million, (ii) acquisition of short-term investments of $31.4 million, (iii) acquisitions of project assets of $22.7 million, (iv) acquisitions of property, plant and equipment of $22.2 million and (v) prepayment for acquisitions of subsidiaries and project assets of $ 7.7 million, partially offset by (i) proceeds from disposal of short-term investments of $58.8 million and (ii) proceeds from uplift of bank deposit upon maturity of $14.2 million.

Net cash used in investing activities was $44.9 million for the year ended December 31, 2014, primarily as a result of (i) acquisitions of short-term investments such as bank financing products of $40.2 million, (ii) bank deposits with maturities over three months of $8.9 million, and (iii) acquisitions of new subsidiaries, net of cash required of $6.7 million, partially offset by proceeds from disposal of short-term investments of $12.9 million.

Net cash generated from investing activities was $5.7 million for the year ended December 31, 2013, primarily as a result of proceeds from repayment of notes receivable of $7.0 million, partially offset by issuance of notes receivable of $1.3 million.

Financing Activities

Net cash generated from financing activities was $133.1 million for the year ended December 31, 2015, primarily consisting of (i) proceeds of $254.6 million from line of credit and loans payable, (ii) proceeds of $130.0 million from loans on Solarbao platform through Solar Energy E-Commerce, (iii) proceeds of $62.0 million from the issuance of SPI’s unregistered shares to various non-U.S. investors in reliance on Regulation S, and (iv) proceeds of $20.0 million from issuance of convertible bonds, partially offset by (i) the payments on line of credit and loans payable of $196.2 million, (ii) the repayments of loans on Solarbao platform directly or through Solar Energy E-Commerce of $89.1, and (iii) increase in restricted cash of $48.0 million.

Net cash generated from financing activities was $257.3 million for the year ended December 31, 2014, primarily consisting of (i) proceeds of $167.9 million from the issuance of SPI’s unregistered shares to various non-U.S. investors in reliance of Regulation S, (ii) proceeds from lines of credit and loans payable of $47.5 million, and (iii) proceeds of $46.0 million from the issuance of our unregistered convertible notes to non-U.S. investors in reliance of Regulation S, partially offset by the payments on line of credit and loans payable in the amount of $4.3 million.

Net cash used in financing activities was $33.6 million for the year ended December 31, 2013, primarily due to payments on lines of credit and loans payable of $36.3 million, partially offset by proceeds from lines of credit and loans payable of $2.7 million.

Capital Resources and Material Known Facts on Liquidity

We had a net loss of $32.2 million in 2013. We had an accumulated deficit of $56.1 million and working capital of negative $36.6 million as of December 31, 2013.

We significantly improved our cash resources and liquidity position in 2014. Despite our net loss of $5.2 million in 2014 and an accumulated deficit of $61.3 million as of December 31, 2014, we substantially reduced our operating loss compared to 2013. In addition, in 2014 we entered into various share purchase agreements and option agreements with a number of non-U.S. investors and issued approximately 328.7 million unregistered shares of SPI’s common stock in reliance of Regulation S, mostly at a per share purchase price benchmarked to the prevailing trading price of SPI’s shares at the respective dates of these agreements, and raised an aggregate $178.9 million. As of December 31, 2014, we had $156.5 million in cash and cash equivalents, $8.9 million of bank deposits with maturities over three months, $27.4 million of short-term investments and $22.7 million in accounts receivable. Our working capital increased from negative $36.6 million as of December 31, 2013 to positive $1.29 million as of December 31, 2014.

Our liquidity position deteriorated in 2015. During the year ended December 31, 2015, we raised $65.0 million and $20.0 million from non-U.S. investors in private placements for the unregistered issuance of shares of our common stock at the price between $2.0-$2.7 per share and for the issuance of convertible note. However, we had short-term bank borrowings and loan financing through the Solarbao platform of an aggregate $103.2 million and $56.9 million as of December 31, 2015, respectively, with an interest rate ranging between 2.3% and 11.9% per annum, which will mature from 2016 to 2018. Subsequently, we repaid the short-term bank borrowings in the aggregate of $92.6 million in January 2016. With a net loss of $185.1 million during the year ended December 31, 2015, we had an accumulated deficit of $246.1 million and a working capital deficit of $80.0 million as of December 31, 2015. These raised substantial doubt about our ability to continue as a going concern. We have developed a liquidity plan, which includes but not limited to private placements of $57.7 million and new banking facilities of RMB600 million, as summarized in Note 2(a) to our consolidated financial statements appearing elsewhere in this annual report, that, if executed successfully, will provide sufficient liquidity to meet the Company obligations for a reasonable period of time. However, we cannot assure you that this liquidity plan will be successful executed. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We have incurred net losses, experienced net cash outflows from operating activities and recorded working capital deficit. If we do not effectively manage our cash and other liquid financial assets and execute our liquidity plan, we may not be able to continue as a going concern.”

As an offshore holding company, we are permitted under PRC laws and regulations to provide funding from the proceeds of our offshore fund raising activities to our PRC subsidiaries only through loans or capital contributions, subject to the satisfaction of the applicable government registration and approval requirements. As a result, there is uncertainty with respect to our ability to provide prompt financial support to our PRC subsidiaries when needed.

The implementation rules of the PRC Corporate Income Tax Law (“CIT Law”) provide that after January 1, 2008, an income tax rate of 10% will normally be applicable to dividends declared to non-resident enterprise investors which do not have an establishment or a place of business in the PRC, or have an establishment or a place of business but the relevant income is not effectively connected with such establishment or place of business, to the extent that such dividends are derived from source within the PRC. According to the Arrangement between the Mainland China and Hong Kong for the Avoidance of Double Taxation on Income signed on August 21, 2006, the PRC government may impose taxes on dividends payable by a PRC company to a Hong Kong resident with such taxes not exceeding either 10% or 5% of the gross amount of dividends payable, applicable when the equity interest percentage in the PRC company held by the Hong Kong resident is less than 25% and is at least 25%, respectively. As our PRC operating subsidiaries are held by our Hong Kong subsidiaries, we may be subject to the PRC taxes on dividends payable by our PRC operating subsidiaries to their Hong Kong parents as described above.

Although we do not have any present plans to declare any dividends or other distributions from our PRC subsidiaries, we may rely significantly on dividends and other distributions paid by our PRC subsidiaries for our cash and financing requirements in the future. There may be restrictions on the dividends and other distributions by our PRC subsidiaries. Under PRC laws and regulations, our PRC subsidiaries may pay dividends only out of their accumulated profits as determined in accordance with PRC accounting standards and regulations. Our PRC subsidiaries are required to set aside at least 10% of their accumulated after-tax profits each year, if any, to fund a statutory reserve fund, until the aggregate amount of such fund reaches 50% of their respective registered capital.

At their discretion, our PRC subsidiaries may allocate a portion of their after-tax profits based on PRC accounting standards to staff welfare and bonus funds. The reserve fund and the staff welfare and bonus funds cannot be distributed as cash dividends. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our International Operations—We may rely on dividends paid by our PRC subsidiaries to fund any cash and financing requirements we may have. Any limitation on the ability of our PRC subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business and to pay dividends to holders of our ADSs.” Furthermore, our investments made as registered capital and additional paid-in capital of our PRC subsidiaries are also subject to restrictions on their distribution and transfer according to PRC laws and regulations.

As a result, our PRC subsidiaries are restricted in their ability to transfer their net assets to us in the form of cash dividends, loans or advances. As of December 31, 2015, the amount of the restricted net assets, which represents registered capital, additional paid-in capital and cumulative appropriations made to statutory reserves, was $121.3 million.

Capital Expenditures

We incurred capital expenditures of nil, $19.9 million and $71.2 million in 2013, 2014 and 2015, respectively. Capital commitments amounted to approximately $66.5 million as of December 31, 2015. These capital commitments will be used primarily for the construction of our solar projects. We expect to finance construction of these projects using cash from our operations and private placements, bank borrowings, financial leases as well as other third-party financing options.

C.	Research and development, patents and licenses, etc.

Prior to 2014, we were engaged in the development, manufacture and marketing of a variety of PV modules, the key components of solar parks that convert sunlight into electricity, and balance-of- system components, including our in-house brand. We have discontinued our manufacturing business and liquidated our research and development function.

We rely and will continue to rely on trade secrets, know-how and other unpatented proprietary information in our business. We own 26 registered trademarks, including Yes! Solar Solutions and Yes!, Sky Mount®. We also have 66 trademark applications. In addition, we have four Patent Cooperation Treaty applications, four provisional patents pending, one patent application and one design application for certain proprietary technologies.

D.	Trend information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for 2015 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause reported consolidated financial information not necessarily to be indicative of future operating results or financial conditions.

E.	Off-Balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our own shares and classified as shareholder’s equity, or that are not reflected in our consolidated financial statements. We do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2015:

	Payment due by period
Contractual Obligations	Total	less than 1 year	1-3 years	3-5 years	more than 5 years
	($ in thousands)
Convertible bonds	55,000	55,000	—	—	—
Short-term borrowings(1)	163,763	163,763	—	—	—
Long-term debt obligations(2)	4,798	—	3,969	—	829
Capital (finance) lease obligations(3)	14,404	1,619	3,316	2,047	7,422
Operating lease obligations	18,729	3,519	4,804	1,805	8,601
Capital commitment	66,515	30,412	36,103	—	—

Total	323,209	254,313	48,192	3,852	16,852

Notes:

(1)	Includes interests that are derived using an average rate of 7.2% per annum for short-term borrowings.
(2)	Includes interests that are derived using rates ranging from 5.25% to 11.9%.
(3)	Includes interests that are derived using a rate of 6.0% per annum.

G.	Safe Harbor

This annual report on Form 20-F for the fiscal year ended December 31, 2015, and information we provide in our press releases, telephonic reports and other investor communications, including those on our website, contains forward-looking statements within the meaning of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Securities Act of 1933, as amended (the “Securities Act”), which are subject to risks, uncertainties, and assumptions that are difficult to predict. All statements in this annual report on Form 20-F, other than statements of historical fact, are forward-looking statements. These forward-looking statements are made pursuant to safe harbor provisions of the Private Securities Litigation Reform Act of 1995.

The forward-looking statements include statements, among other things, with respect to anticipated future events, including anticipated trends and developments in and management plans for our business and the markets in which we operate and plan to operate; future financial results, operating results, revenues, gross profit, operating expenses, projected costs, and capital expenditures; sales and marketing initiatives; competitive position; and liquidity, capital resources, and availability of future equity capital on commercially reasonable terms.

Forward-looking statements can be identified by the use of words such as “expect,” “plan,” “will,” “may,” “anticipate,” “believe,” “estimate,” “should,” “intend,” “forecast,” “project” the negative or plural of these words, and other comparable terminology. Our forward-looking statements are only predictions based on our current expectations and our projections about future events. All forward-looking statements included in this annual report on Form 20-F are based upon information available to us as of the filing date of this annual report on Form 20-F. You should not place undue reliance on these forward-looking statements. We undertake no obligation to update any of these forward-looking statements for any reason.

We have identified factors that could cause actual plans or results to differ materially from those included in any forward looking statements. These factors include, but are not limited to, the following:

•	an inability to realize expected benefits of the restructuring within the anticipated time frame, or at all;

•	changes in tax law, tax treaties or tax regulations or the interpretation or enforcement thereof, including

•	taxing authorities not agreeing with our assessment of the effects of such laws, treaties and regulations;

•	an inability to execute any of our business strategies;

•	costs or difficulties related to the Redomicile Merger and related restructuring transactions, which

•	could be greater than expected; and

•	such other risk factors as may be discussed in our reports filed with the SEC.

These forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause our actual results, levels of activity, performance, or achievements to differ materially from those expressed or implied by these statements. These factors include the matters discussed in the section entitled “Item 3. Key Information—D. Risk Factors” and elsewhere in this annual report on Form 20-F. You should carefully consider the risks and uncertainties described under this section.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth the names and ages of our current board of directors (the “Board”), our named executive officers, our significant employees, and the principal offices and positions held by each person. Our executive officers are appointed by the Board. Our directors serve until the earlier to occur of the appointment of his or her successor at the next meeting of shareholders, death, resignation or removal by the Board. There are no family relationships among our directors and our named executive officers.

Name	Age	Position
Xiaofeng Peng	41	Chairman of the Board of Directors and Chief Executive Officer
Maurice Ngai	54	Director
Jeffrey Yunan Ren	40	Director
Lang Zhou	54	Director
Min Xiahou	52	Deputy Chairman of the Board of Directors
Gang Dong	34	Director
Roger Dejun Ye	43	Director and Executive Vice President
Hoong Khoeng Cheong	51	Chief Operating Officer
Tairan Guo	38	Interim Chief Financial Officer

Set forth below is a brief biography of each director, named executive officer and significant employee that contains information regarding the individual’s service as a director, named executive officer or significant employee including business experience for the past five years. In addition, information for directors includes directorships held during the past five years, information concerning certain legal or administrative proceedings, if applicable, and the experiences, qualifications, attributes or skills that caused the Board to determine that the individual should serve as a director for us.

Mr. Xiaofeng Peng has served as chairman of our Board since January 10, 2011 and as our chief executive officer since March 25, 2016. Mr. Peng was appointed chairman of the Board pursuant to the Stock Purchase Agreement entered into between us and LDK on January 5, 2011. Mr. Peng founded LDK in July 2005 and is its chairman of the board and chief executive officer. Prior to founding LDK, Mr. Peng founded Suzhou Liouxin Co., Ltd., or Suzhou Liouxin, in March 1997 and was its chief executive officer until February 2006. Suzhou Liouxin is a leading manufacturer of personal protective equipment in Asia. Mr. Peng graduated from Jiangxi Foreign Trade School with a diploma in international business in 1993 and from Beijing University Guanghua School of Management with an executive MBA degree in 2002.

Dr. Maurice Ngai has served as our director since May 9, 2016. Dr. Ngai is a member of the Working Group on Professional Services under the Economic Development Commission of HKSAR, a director of Hong Kong Coalition of Professional Services, the President of the Hong Kong Institute of Chartered Secretaries (2015), a General Committee member of The Chamber of Hong Kong Listed Companies, a member of Qualification and Examination Board of the Hong Kong Institute of Certified Public Accountants and the Adjunct Professor of Law of Hong Kong Shue Yan University. Dr. Ngai obtained a Doctoral Degree in Finance at Shanghai University of Finance and Economics, a Master’s Degree in Corporate Finance from Hong Kong Polytechnic University, a Master’s Degree in Business Administration from Andrews University of Michigan and a Bachelor’s Degree in Laws at University of Wolverhampton. He is in a selected talent pool of State-owned Assets Supervision and Administration of the State Council (SASAC) and is serving as an independent non-executive director of several reputable listed companies.

Mr. Jeffrey Yunan Ren has served as our director since May 8, 2015. Mr. Ren is a managing director of a private equity firm in Hong Kong. Mr. Ren currently serves as a non-executive director of Labixiaoxin Snacks Group Limited, a Chinese manufacturer and distributor of snacks listed on the Hong Kong Stock Exchange; a non executive director and vice chairman of board of directors of China Child Care Corporation, a Chinese manufacturer and distributor of child care products listed on the Hong Kong Stock Exchange; an independent non executive director of Ronshine China Holdings Limited, a Chinese property developer listed on the Hong Kong Stock Exchange; and a board member of numerous private companies. From March 2012 to June 2015, Mr. Ren served as a member of the Board of Directors and the Chairman of the Audit Committee of IDI, Inc., a multi-platform media and data products and service company listed on the NYSE. From May to November 2013, Mr. Ren served as an independent director of Vision Fame International Holding Limited, a company focusing on the construction business and listed on the Hong Kong Stock Exchange. From June 2010 to March 2012, Mr. Ren served as president of a pharmaceutical investment holding company based in Hong Kong. Previously, Mr. Ren served as an executive director at UBS Investment Bank in Hong Kong from 2008 to 2010 and as a vice president at Lehman Brothers in Hong Kong from 2006 to 2008. Mr. Ren holds an LL.M. from Harvard Law School, and is a graduate of Peking University Law School (LL.B. and graduate program).

Dr. Lang Zhou has served as our director since April 17, 2014. Dr. Zhou has been a professor of Nanchang University since 1997. Dr. Zhou has extensive experience in the solar industry. Dr. Zhou received a doctoral degree in materials science and engineering from University of Science and Technology Beijing, and received a Master of Science and a Bachelor of Science in materials science and engineering from Shanghai Jiaotong University in 1985.

Mr. Min Xiahou was our chief executive officer and director from August 19, 2013 to June 30, 2015 and has served as deputy chairman of our Board since July 1, 2015. Mr. Xiahou is also a senior vice president of LDK and has served as the general manager of LDK’s Solar Power System Division since May 2011. From 2008 to 2011, Mr. Xiahou served as the Board Chairman and General Manager of Xinyu Urban Construction Group, a state-owned construction corporation in China. Before that, Mr. Xiahou served in various government roles from 1989 to 2011. Mr. Xiahou received his Bachelor of Economics degree from Xiamen University, China in 1989. He is also a certified accountant in China.

Dr. Gang Dong has served as our director since July 2014. Dr. Dong was appointed as a director pursuant to the Amendment to the April 2014 Purchase Agreement between us and Robust Elite on June 3, 2014. Dr. Dong is the Head Strategist of Head & Shoulders Asset Management Limited, an affiliate of Robust Elite. Dr. Dong received his doctoral degree in Management Sciences from City University of Hong Kong in 2011. While earning his doctorate, he participated in many trading strategy development projects with various financial institutions. Dr. Dong is licensed with the Hong Kong Securities and Futures Commission for Type 1(dealing in securities dealing), Type 4 (advising on securities) and Type 9 (asset management) regulated activities.

Mr. Roger Dejun Ye has served as our director and executive vice president in charge of the solar business since March 25, 2016. Mr. Ye served as our chief executive officer from July 1, 2015 to March 25, 2016. Mr. Ye currently serves as a partner in four solar funds focusing on investing in and acquiring domestic and international solar projects. He was also the chief executive officer of Yangtze Investment Co., Ltd., a joint investment platform of Solar Power Fund and China Three Gorges Corporation focusing on overseas solar projects, from 2011 to 2013. From 2006 to 2011, Mr. Ye held various positions at Suntech Power Holdings Co., Ltd., including head of global sales. Prior to that, Mr. Ye worked at Siemens Limited China for over eight years, serving in key sales roles in the company’s mobile communications division. Mr. Ye obtained his master’s degree in applied physics from Shanghai Jiao Tong University in 1999.

Mr. Hoong Khoeng Cheong has served as our chief operating officer since May 26, 2014. Mr. Cheong has more than 20 years of engineering and operation experience in the solar and electronics industries. He served in various management positions in LDK from 2011 to 2014 and he was appointed as the chairman of the Management Board and chief executive officer of Sunways AG, a publicly-listed company in Germany. He previously served as our general manager from 2007 to 2011 and was responsible for PV system design and development as well as the manufacturing of key components for PV modules and racking systems before joining LDK. Prior to joining the solar industry in 2007, Mr. Cheong spent 16 years in the electronics industry responsible for engineering development and manufacturing of liquid crystal display products and he served as the Vice President of Engineering of an affiliate of Flextronics International Ltd. Mr. Cheong holds a Bachelor of Science degree in mechanical engineering from the University of Louisiana and obtained his Master of Science in computer integrated manufacturing from Nanyang Technology University in 1997.

Mr. Tairan Guo has served as our interim chief financial officer since March 25, 2016. From December 2014 to March 24, 2016, Mr. Guo was assistant to chairman and head of SolarDian, SPI Energy’s green energy asset management and retail platform. Before joining SPI Energy, Mr. Guo was the co-founder of Unisun Energy Group, a global PV power plant investor, developer and clean energy solutions provider, and the general manager of Unisun Japan. Prior to that Mr. Guo served as chief business officer, executive director on Board, and acting chief financial officer at China Technology Development Group Corporation, a leading solar model provider and PV power plant investor under China Merchants Group, which was listed on the Nasdaq Stock Market using the ticker symbol CTDC. Before that he worked in Germany at Dorma Automatic GmbH and Haniel Group. Mr. Guo graduated from Germany’s Ruhr University Bochum in 2005 with a Master’s degree in European Economics and Culture, and obtained double Bachelor’s degrees in Economics and German Language and Literature from Peking University in 2002.

B.	Compensation of Directors and Executive Officers

For the year ended December 31, 2015, the aggregate cash compensation and benefits that we paid to our directors and executive officers was approximately $129 million. No pension, retirement or similar benefits have been set aside or have accrued by us for our executive officers of directors.

Stock Incentive Plans

2006 Equity Incentive Plan

On November 15, 2006, SPI’s board of directors adopted the 2006 Equity Incentive Plan, reserving nine percent (9%) of the outstanding shares of SPI’s common stock for the plan, and this plan was approved by SPI’s shareholders on February 7, 2007. Upon completion of the Redomicle Merger, our Company assumed SPI’s existing obligations under the 2006 Equity Incentive Plan and an equal number of the Company’s ordinary shares, rather than the common stock of SPI, will be issued upon the exercise of the awards under this plan.

The following are principal terms under our 2006 Equity Incentive Plan:

Administration. The administrator is a committee consisting of two or more independent members of the Board appointed by the Board to administer this plan, or if there is no such committee, the Board itself.

Awards. We may grant incentive and non-qualified share options, restricted shares, unrestricted shares and share appreciation rights under this plan.

Award Agreements. Each award granted under this plan will be evidenced by a signed written award agreement between the Company and the award recipient.

Exercise Price. The exercise price of any option or share appreciation right will be determined by the administrator in accordance with this plan.

Terms of Awards. The term of options granted under this plan may not exceed ten years (or five years, in the case of an incentive share option granted to an optionee who owns more than ten percent of the total combined voting power of all classes of share of the Company). The term of a share appreciation right will be set forth in the award agreement as determined by the administrator.

Vesting Schedule. The administrator may determine in its discretion whether any award will be subject to vesting and the terms and conditions of any such vesting. The award agreement will contain any such vesting schedule.

Transfer Restrictions. No options, restricted shares awards (prior to vesting, subject to the plan and the award agreement) or share appreciation rights may be transferred other than by will or by the laws of descent or distribution, except that non-qualified options and share appreciation rights may be transferred to an award recipient’s former spouse pursuant to a property settlement made part of an agreement or court order incident to the divorce. During the lifetime of an award recipient, only the award recipient, his guardian or legal representative may exercise an option (other than an incentive share option) pursuant to a domestic relations order in accordance with the plan. During the lifetime of an award recipient, only the award recipient may exercise the restricted share awards or share appreciation rights.

Termination of Employment or Service. In the event that an award recipient terminates employment with us or ceases to provide services to us, an award may be exercised following the termination of employment or services as provided in the plan and the award agreement.

Termination and Amendment of the Plan. Unless terminated earlier, this plan will terminate automatically in 2016. Our Board has the authority to amend, suspend or terminate the plan, subject to shareholder approval with respect to certain amendments. No award will be granted after termination of this plan but all awards granted prior to termination will remain in effect in accordance with their terms.

2015 Equity Incentive Plan

On May 8, 2015, our board of directors adopted our 2015 Equity Incentive Plan. Our shareholders approved this plan on the same date. This plan went effective upon completion of the Redomicile Merger. The total number of Shares that may be issued under this plan is nine percent (9%) of the number of outstanding and issued ordinary shares of the Company. Awards may, in the discretion of the administrator, be made under this plan in assumption of, or in substitution for, outstanding awards previously granted by the Company or its affiliates or a company acquired by the Company or with which the Company combines. The number of shares underlying such substitute awards shall be counted against the aggregate number of shares available for awards under the plan.

The following are principal terms under our 2015 Equity Incentive Plan:

Administration. This plan is administered by the compensation committee of our Board, and the compensation committee may delegate its duties and powers in whole or in part to any subcommittee of it.

Awards. We may grant non-qualified or incentive share options, share appreciation rights and other share-based awards such as restricted shares under this plan.

Option / Exercise Price. The purchase price per share of any option and the exercise price of any share appreciation right will be determined by the administrator in accordance with the plan.

Terms of Awards. The term of options granted under this plan may not exceed ten years from the date of grant.

Vesting Conditions. The administrator has full power and authority to accelerate or waive any vesting conditions.

Transfer Restrictions. Unless otherwise determined by the administrator and subject to terms and conditions of the plan, an award may not be transferred other than by will or by the laws of descent and distribution.

Adjustments upon Certain Events. In the event of any change in the outstanding shares by reason of certain corporate transactions, the administrator will in its sole discretion make such substitution or adjustment (if any) as to the number or kind of securities issued or reserved for issuance pursuant to the plan or outstanding awards, the maximum numbers of awards that may be granted during a calendar year to any award recipient, the option or exercise price of any awards, or other affected terms of the awards. In the event of a change of control, the administrator may (1) determine any outstanding awards to be automatically exercisable or otherwise vested or no longer subject to lapse restrictions; or (2) cancel these awards in accordance with the plan, provide for issuance of substitute awards that substantially preserve the otherwise applicable terms of these awards, or provide that relevant options shall be exercisable within a period of at least 15 days prior to the change of control and shall terminate upon occurrence of the change of control.

Termination and Amendment of Plan. Unless terminated earlier, this plan shall terminate automatically in 2025. Our Board may amend, alter or discontinue this plan in accordance with terms and conditions of the plan. No award may be granted under the plan after termination date, but awards granted prior to termination will remain in effect.

Option Awards

The following table summarizes the outstanding options that we granted to our directors and executive officers and to other individuals as a group under our 2006 Equity Incentive Plan as of the date of this annual report. We have not granted any outstanding options other than to the individuals named below.

Name	Number of Shares		Exercise Price ($)		Grant Date	Expiration Date
Xiaofeng Peng		*		$0.31	June 2014	June 2019
Maurice Wai-fung NGAI		*		$0.76	May 2016	May 2026
Lang Zhou		*		$0.31	June 2014	June 2019
Min Xiahou	2,000,000 1,500,000	* *	$ $	0.05 0.31	August 2013 June 2014	August 2018 June 2019
Gang Dong		*		$0.31	June 2014	June 2019
Roger Dejun Ye	10,000,000			$1.78	July 2015	July 2025
Hoong Khoeng Cheong	2,000,000	*		$0.31	June 2014	June 2019
Tairan Guo		* * *	$ $ $	2.43 1.80 0.63	December 2014 July 2015 March 2016	December 2024 July 2025 March 2026
Directors and executive officers as a group	20,610,000
Other individuals as a group	36,475,500	**		From $0.05 to $2.6	From April 2010 to March 2016	From July 2017 to March 2026

*	Upon exercise of all share options, would beneficially own less than 1.0% of our then outstanding share capital.
**	Upon exercise of all share options, each such individual would beneficially own less than 1.0% of our then outstanding share capital.

We have not granted any options under our 2015 Equity Incentive Plan as of the date of this annual report.

C.	Board Practices

Board of Directors

Our board of directors currently consists of seven directors, three of whom satisfy the “independence” requirements of Rule 10A-3 under the Exchange Act and Rule 5605 of the NASDAQ Rules. The law of our home country, which is the Cayman Islands, does not require a majority of the board of directors of our Company to be composed of independent directors, nor does the Cayman Islands law require that of a compensation committee or a nominating committee. We intend to follow our home country practice with regard to composition of the board of directors. A director is not required to hold any shares in the Company by way of qualification. A director who is in any way, whether directly or indirectly, interested in a contract or transaction or proposed contract or transaction with our company must declare the nature of his interest at a meeting of the directors. Subject to the NASDAQ Rules and disqualification by the chairman of the relevant board meeting, a director may vote in respect of any contract or transaction or proposed contract or transaction notwithstanding that he or she may be interested therein and if he or she does so his or her vote shall be counted and he or she may be counted in the quorum at the relevant board meeting at which such contract or transaction or proposed contract or transaction is considered. Our board of directors may exercise all of the powers of our Company to borrow money, to mortgage or charge our undertakings, property and uncalled capital, and to issue debentures or other securities whenever money is borrowed or pledged as security for any debt, liability or obligation of our Company or of any third party.

Committees of the Board of Directors

We have an audit committee, a compensation committee and a nominating and corporate governance committee under the board of directors. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee

Our audit committee consists of Maurice Ngai, Jeffrey Yunan Ren and Lang Zhou, and is chaired by Maurice Ngai. All of the members of our audit committee satisfy the “independence” requirements of Rule 10A-3 under the Exchange Act and Rule 5605 of the NASDAQ Rules. The audit committee assists the Board’s oversight of (1) the quality and integrity of our financial statements and related disclosure, (2) our compliance with legal and regulatory requirements, (3) the independent auditor’s qualifications and independence, (4) the performance of our internal audit function and independent auditors and (5) related-party transactions. The audit committee is responsible for, among other things:

•	appointing the independent auditors and pre-approving any non-audit services to be performed by the independent auditors;

•	reviewing and approving all proposed related-party transactions;

•	reviewing with the independent auditors any audit problems or difficulties and management’s response;

•	discussing the audited financial statements with management and the independent auditors;

•	reviewing major issues as to the adequacy of our internal controls and any significant deficiencies or material weaknesses in internal controls;

•	meeting separately and periodically with management and the independent auditors;

•	reviewing with the general counsel the adequacy of procedures to ensure compliance with legal and regulatory responsibilities; and

•	reporting regularly to the entire board of directors.

Compensation Committee

Our compensation committee consists of Xiaofeng Peng, Maurice Ngai and Jeffrey Yunan Ren, and is chaired by Xiaofeng Peng. Maurice Ngai and Jeffrey Yunan Ren satisfy the “independence” requirements of Rule 10A-3 under the Exchange Act and Rule 5605 of the NASDAQ Rules. Our home country practice differs from the NASDAQ Rules that require the compensation committees of listed companies to be comprised solely of independent directors. There are, however, no specific requirements under Cayman Islands law on the composition of compensation committees. The compensation committee has overall responsibility for evaluating and recommending to the Board compensation of our directors and executive officers and our equity-based and incentive compensation plans, policies and programs. The compensation committee is responsible for, among other things:

•	approving and overseeing the total compensation package for our executives;

•	reviewing and recommending to the Board the compensation of our directors;

•	reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer, evaluating the performance of our chief executive officer in light of those goals and objectives, and setting the compensation level of our chief executive officer based on this evaluation;

•	reviewing periodically and recommending to the Board and administering any long-term incentive compensation or equity plans, programs or similar arrangements; and

•	reporting regularly to the entire board of directors.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Xiaofeng Peng, Jeffrey Yunan Ren and Lang Zhou, and is chaired by Xiaofeng Peng. Jeffrey Yunan Ren and Lang Zhou satisfy the “independence” requirements of Rule 10A-3 under the Exchange Act and Rule 5605 of the NASDAQ Rules. Our home country practice differs from the NASDAQ Rules that require the nominating committees of listed companies to be comprised solely of independent directors. There are, however, no specific requirements under Cayman Islands law on the composition of nominating committees. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the Board and its committees. The nominating and corporate governance committee is responsible for, among other things:

•	identifying and recommending to the Board nominees for election to the Board or for appointment to fill any vacancy that is anticipated or has arisen on the Board;

•	reviewing annually with the Board the current composition of the Board in light of the characteristics of independence, age, skills, experience and availability of service to us of its members and of anticipated needs;

•	identifying and recommending to the Board the directors to serve as members of the Board’s committees;

•	advising the Board periodically regarding significant developments in law and practice of corporate governance and making recommendations to the Board on all matters of corporate governance;

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance; and

•	reporting regularly to the entire board of directors.

Duties of Directors

Under Cayman Islands law, our directors owe to us fiduciary duties, including a duty of loyalty, a duty to act honestly and a duty to act in what they consider in good faith to be in our best interests. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time. Our Company has the right to seek damages if a duty owed by our directors is breached.

Terms of Directors and Executive Officers

The Board does not believe it is in the best interests of the Company to establish term limits at this time. Additionally, such term limits may cause the Company to lose the contribution of directors who have been able to develop, over a period of time, increasing insight into the Company’s business and therefore can provide an increasingly significant contribution to the Board. Our officers are appointed by and serve at the discretion of the board of directors. A director will cease to be a director if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found by our company to be or becomes of unsound mind; (iii) resigns his office by notice in writing to the Company; (iv) the board resolves that his office be vacated; or (v) is removed from office pursuant to any other provision of our memorandum and articles of association.

Employment Agreements

We have entered into employment agreements with each of our executive officers. These employment agreements became effective on the signing date and will remain effective through to 2019. We may terminate an executive officer’s employment for cause for certain acts of the officer, including, but not limited to, conviction of a felony, any act involving moral turpitude, or a misdemeanor where imprisonment is imposed; commission of any act of theft, fraud, dishonesty, or falsification of any employment or Company records; improper disclosure of the Company’s confidential or proprietary information; any action that has a detrimental effect on the Company’s reputation or business; or failure to perform agreed duties. We may also terminate an executive officer’s employment without cause. Each of us or the relevant executive officer may terminate the employment by giving advance written notice. We may renew the employment agreements with our executive officers.

D.	Employees

As of December 31, 2013, 2014 and 2015, we had 13, 141 and 884 employees, respectively. Substantially all of these employees are located in China with a small portion of employees based in the U.S., the U.K., Hong Kong and Japan. In line with our business expansion, the number of our employees grew rapidly as well. The following table sets forth the number of our employees for each of our major functions as of December 31, 2015:

Major functions	As of December 31, 2015
Managerial functions	127
Operating functions	711
Others	46

Total	884

None of our employees are represented by a labor union nor are we organized under a collective bargaining agreement. We have never experienced a work stoppage and believe that our relations with our employees are good.

As required by regulations in China, we participate in various employee social security plans that are organized by municipal and provincial governments, including pension, unemployment insurance, childbirth insurance, work-related injury insurance, medical insurance and housing insurance. We are required under PRC law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time.

E.	Share Ownership

The following tables set forth information with respect to the beneficial ownership of our shares as of the date of this annual report by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially in excess of 5% of our ordinary shares.

Directors and Executive Officers	Shares Beneficially Owned		Percentage Beneficially Owned
Xiaofeng Peng, Chairman of the Board	101,700,000	[1]	15.8%
Maurice Wai-fung Ngai, Director	*		*
Jeffrey Yunan Ren, Director	*		*
Lang Zhou, Director	*		*
Min Xiahou, Deputy Chairman of the Board	*		*
Gang Dong, Director	*		*
Roger Dejun Ye, Director	*		*
Hoong Khoeng Cheong, Chief Operating Officer	*		*
Tairan Guo, Interim Chief Financial Officer	*		*
All Directors and Executive Officers as a Group	122,231,250	[2]	18.8%

1.	Consists of 12,200,000 ordinary shares and options to purchase 2,000,000 ordinary shares. Mr. Xiaofeng Peng, as the spouse of Ms. Shan Zhou, may be deemed to beneficially own the 87,500,000 ordinary shares of the Company beneficially owned by Ms. Shan Zhou.
2.	Consists of an aggregate of 112,818,750 ordinary shares and options to purchase an aggregate of 9,412,500 ordinary shares.
*	Less than 1.0%.

Principal Shareholders	Ordinary Shares Beneficially Owned	Percentage Beneficially Owned
LDK Solar USA, Inc.[1]	131,746,347	20.5%
LDK Solar Europe Holding SA2	9,771,223	1.5%
Shan Zhou[3]	101,700,000	15.8%
Joy Sky Investment Limited[4]	55,560,000	8.7%
Strong Textile Hong Kong Limited[5]	42,060,000	6.6%
Sinsin Europe Solar Asset Limited Partnership[6]	38,225,846	6.0%
Home Value Holding Co., Limited[7]	34,400,000	5.4%

1.	LDK Solar USA, Inc. LDK Solar USA, Inc. is wholly owned by LDK Solar CO., Ltd. The address of LDK Solar USA, Inc. LDK Solar USA, Inc. is 1290 Oakmead Parkway, Sunnyvale, CA 94085.1.
2.	LDK Solar Europe Holding S.A. is wholly owned by LDK Solar International Co., Ltd., which is in turn wholly owned by LDK Solar CO., Ltd. The address of LDK Solar Europe Holding S.A. is Rue Pafebruch 89B L-8303, Capellen Luxembourg.
3.	Ms. Shan Zhou purchased 8,750,000 ADSs, representing 87,500,000 ordinary shares, from Robust Elite Limited (now known as “Head & Shoulders Global Investment Limited”) according to a share purchase agreement dated March 8, 2016. Ms. Shan Zhou, as the spouse of Mr. Xiaofeng Peng, may be deemed to beneficially own the 14,200,000 ordinary shares of the Company beneficially owned by Mr. Xiaofeng Peng.

4.	Ms. Yaqin Meng is the natural person who has sole voting and investment power over shares of our common stock held by Joy Sky Investment Limited. The address of Joy Sky Investment Limited is Portcullis TrustNet Chambers, P.O. Box 3444, Road Town, Tortola, British Virgin Islands.
5.	Ms. Caihong Lu is the natural person who has sole voting and investment power over shares of our common stock held by Strong Textile Hong Kong Limited. The address of Strong Textile Hong Kong Limited is Unit E, 3/F, Wing Tat Commercial Building, 97 Bonham Strand East, Sheung Wan, Hong Kong.
6.	Sinsin Europe Solar Asset Limited Partnership’s general partner is Solar Asset Management Capital Inc. Solar Asset Management Capital Inc. is wholly owned by SAM Capital Holdings Limited. The address of Sinsin Europe Solar Asset Limited Partnership is Suite 716, 10 Market Street, Grand Cayman KY1-9006, Cayman Islands.
7.	Mr. Zhangxing Wang is the natural person exercising sole voting and investment power over shares of our common stock owned by Home Value Holding Co., Limited. The address of Home Value Holding Co., Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

Our ADSs are traded on the NASDAQ Global Select Market, and brokers or other nominees may hold ADSs in “street name” for customers who are the beneficial owners of the ADSs. As a result, we may not be aware of each person or group of affiliated persons who beneficially own more than 5.0% of our ordinary shares. As of the date of this annual report, 641,665,172 ordinary shares are issued and outstanding, including 627,961,468 ordinary shares held of record by The Bank of New York Mellon, the depositary of our ADS program. We cannot ascertain the exact number of beneficial shareholders with addresses in the United States.

None of our shareholders has different voting rights from other shareholders as of the date of this annual report. We are currently not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.	Related Party Transactions

Transactions with Our Directors, Executive Officers and Shareholders

In 2015, we raised funds from individual investors through the Solarbao platform amounted to $145.6 million. Of these funds, $11.5 million was settled by coupons issued by us to the individual investors without cash inflow. We had received $129.8 million from Solar Energy E-Commerce as of December 31, 2015, and recorded this amount as “Proceeds from loans on Solarbao platform through Solar Energy” in our consolidated statements of cash flow appearing elsewhere in this annual report. Solar Energy E-Commerce charged us $1.1 million as commission fee, which was 1% of the principal. As of December 31, 2014 and 2015, we had other receivable (gross) of nil and $3.2 million from Solar Energy E-Commerce for the funds it received from the individual investors on behalf of us net of its commission fee. We made an allowance for doubtful debts of nil and $1.6 million respectively, for the receivable from Solar Energy E-Commerce.

In 2015, the total funds redeemed to individual investors through Solar Energy E-Commerce amounted to $19.2 million, which had been fully repaid by us to Solar Energy E-Commerce as of December 31, 2015 and was recorded in the line item of “Repayments of loans on Solarbao platform directly or through Solar Energy” under financing activities in the consolidated statements of cash flow appearing elsewhere in this annual report. From June 2015 onwards, we have made repayment of borrowings to individual investors directly, while Solar Energy continues to collect the funds from individual investors and settle with us regularly.

In 2013 and 2014, we did not provide EPC services or sell any PV modules or panels to LDK. As of December 31, 2013, we had accounts receivable due from LDK of $3.9 million from our historical provision of EPC services and PV module or panel sales to LDK prior to 2013. As of December 31, 2014 and 2015, we did not have any accounts receivable from LDK.

We purchased solar panels from LDK for our solar project development. In June 2012, we acquired 100% equity interest in SGT from its direct owners, LDK Europe, who owned 70% of equity interest in SGT prior to the acquisition, and the two founders of SGT. Because LDK was our controlling shareholder and 100% shareholder of LDK Europe at that time, the acquisition was treated as a transaction between entities under common control. As a result of the acquisition, we recognized the assets and liabilities of SGT at their historical values in our historical consolidated financial statements in accordance with U.S. GAAP, including payables due from SGT to LDK. As of December 31, 2013 and 2014 and December 31, 2015, we had accounts payable due to LDK of $50.9 million, $34.2 million and $5.1 million, respectively. We also consigned LDK to process solar panels for the Solarbao business in 2015. The processing fees charged by LDK were $4.0 million in 2015.

LDK filed an application for provisional liquidation in the Cayman Islands in connection with its plans to resolve its offshore liquidity issues in February 2014. On November 7, 2014, the Grand Court of the Cayman Islands sanctioned the scheme of arrangements relating to LDK’s assets in the Cayman Islands as well as LDK and its affiliates incorporated in the Cayman Islands. On November 18, 2014, the High Court of Hong Kong sanctioned a related scheme of arrangement with respect to LDK’s subsidiaries incorporated in Hong Kong. The related restructuring was completed on December 17, 2014. On February 18, 2015, all the related bankruptcy and liquidation proceedings in respect of LDK and its subsidiaries in the Cayman Islands, Hong Kong and the U.S. were closed. On December 31, 2014, LDK announced that its subsidiary, LDK Solar International Company Limited (“LDK HK”), entered into a settlement and mutual release agreement (the “LDK Settlement Agreement”) with us, pursuant to which LDK HK agreed to release and discharge us from all actions, claims, demands, damages, obligations, liabilities, controversies and executions arising out of our payables of approximately $28.8 million to LDK HK and its subsidiaries, in exchange for a settlement amount of $11.0 million. Pursuant to the LDK Settlement Agreement, we were obligated to pay the outstanding $11.0 million settlement amount in installments before December 31, 2015 in accordance with a certain agreed schedule. However, LDK retains the right to cancel the agreed settlement and release if any installment payment is delayed for more than 30 days. We consequently did not eliminate the liability of $17.8 million waived in the LDK Settlement Agreement from our consolidated balance sheet as of December 31, 2014, given that the payment had not been fully settled. As of September 30, 2015, we had made installment payments on schedule and had paid $9.0 million in total to LDK in accordance with the Settlement Agreement. On September 30, 2015, we entered into a supplemental agreement with LDK pursuant to which LDK agrees us to apply the prepayment of $2.0 million made to LDK under the LDK Share Purchase Agreement to satisfy our Last Payment Obligation under Settlement Agreement. This agreement does not affect the validity of the LDK Share Purchase Agreement and LDK and we agree to postpone the dates of performance under the LDK Share Purchase Agreement. We derecognized the waived liabilities of $17.8 million from our condensed consolidated balance sheet as of September 30, 2015 in accordance with the Settlement Agreement and the supplemental agreement since we had fully paid the settlement amount of $11.0 million. As LDK Group is a principal shareholder of our Company, this waived liabilities of $17.8 million was accounted for as a capital transaction by increasing our additional paid-in capital as of December 31, 2015.

On March 30, 2015, we entered into a share purchase agreement (the “LDK Share Purchase Agreement”) with LDK. Pursuant to the LDK Share Purchase Agreement, we agreed to purchase from LDK three LDK’s subsidiaries incorporated in Italy and California respectively which hold three solar PV plants in total, at a cash consideration of US$2.4 million. We will also assume certain indebtedness contemplated in the LDK Share Purchase Agreement up to a maximum amount to be agreed upon among the LDK and us prior to the closing date of the transaction. The transaction is subject to several closing conditions including completion of satisfactory due diligence. In connection with the acquisition, we paid $2.0 million as deposits for the acquisition, such prepaid deposits were subsequently agreed by both parties to offset against certain payable balances due to LDK on September 30, 2015. This acquisition has not been consummated as of the date of this annual report.

As of December 31, 2015 and December 31, 2014, we owed to LDK $42,000 and $nil as LDK made salary payment to certain employees on behalf of the Company, respectively.

As of the date of this annual report, LDK owned approximately 22.1% of our outstanding Shares.

In connection with the launch of the underlying PV products as discussed in Note 17 to our consolidated financial statements appearing elsewhere in this annual report, we issued to Jiangxi LDK Solar Hi-Tech Co., Ltd. (“LDK Jiangxi”) and Suzhou Liuxin Industry Ltd. (“Liuxin”) coupons with total face value of approximately $779,000 and $582,000, respectively, during the year ended December 31, 2015. Both LDK Jiangxi and Liuxin are our related parties. LDK Jiangxi is a wholly owned subsidiary of LDK Solar Co., Ltd. (“LDK”), principle shareholder of the Company. Liuxin is wholly owned by Mr. Xiaofeng Peng’s father. These coupons are freely transferable among holders but could not be redeemed in cash. When the holder subscribes the on-line products through the on-line platform of Solar Energy E-Commerce, the holders could redeem the coupons and reduce the original purchase price for the on-line products by the face value of the coupons. In 2015, we received full payment of approximately $582,000 from Liuxin for the face value of the coupons issued. For the coupons of $779,000 issued to LDK Jiangxi, they were applied to offset the outstanding accounts payables of $779,000 to LDK Jiangxi under mutual agreement between us and LDK Jiangxi. As of December 31, 2015, all coupons issued to these related parties had been redeemed through the on-line platform.

In 2015, we paid a commission fee of $3.0 million to SUPERMERCY Limited (“SUPERMERCY”) in respect of certain funds raised by us through the issuance of SPI’s common stock. Pursuant to a client introducing agreement entered with SUPERMERCY on September 10, 2014, we agreed to pay SUPERMERCY commission at 3% of funds successfully raised by us that had been resulted from the services rendered by SUPERMERCY. The commission fee was recognized as a deduction of the funds raised and from additional paid in capital within the stockholders’ equity. We paid commission fee of approximately $450,000 to SUPERMERCY on January 14, 2016 at 3% of the funds of $15.0 million raised from Brilliant King and Poseidon in December 2015, which has been recognized as a deduction of the funds raised and from additional paid in capital within the stockholders’ equity.

In 2014 and 2015, Mr. Peng borrowed loans of nil and $310,000 from us, respectively. The advances of $310,000 had not been repaid and we had made full provision for it as of December 31, 2015.

Contractual Arrangements with Solar Energy E-Commerce and Its Shareholders

We, through our wholly-owned subsidiary, Yan Hua Internet, have entered into a series of contractual arrangements with Solar Energy E-Commerce and its shareholders, Mr. Xiaofeng Peng, chairman of our board of directors, Mr. Min Xiahou, deputy chairman of our board of directors and Ms. Amy Jing Liu, our former chief financial officer:

Exclusive Consultancy and Service Agreement. Pursuant to the exclusive consultancy and service agreement entered into between Solar Energy E-Commerce and Yan Hua Internet, Solar Energy E-Commerce irrevocably appoints and designates Yan Hua Internet as its exclusive service provider to provide, among others, relevant technical and consulting services. The service fees are determined based on the actual services provided by Yan Hua Internet and up to the net income of Solar Energy E-Commerce during the relevant period. The term of this agreement is three years, which may be automatically extended upon expiration. Yan Hua Internet may terminate this agreement in its sole discretion at any time with a three-month prior written notice.

Exclusive Call Option Agreement. Through the exclusive call option agreement entered into among Yan Hua Internet, Solar Energy E-Commerce and its shareholders, Yan Hua Internet or its designated third party has an exclusive purchase option to acquire all or a part of the equity interest or assets in Solar Energy E-Commerce at any time when permitted by applicable PRC laws and regulations in its sole discretion. The transfer price will be the minimum amount of consideration permitted under PRC law at the time of transfer. In addition, without Yan Hua Internet’s or its controlling shareholder’s prior written consent, the shareholders of Solar Energy E-Commerce shall not transfer their equity interest in Solar Energy E-Commerce, and Solar Energy E-Commerce shall not transfer any of its assets. This agreement will remain effective until all of Solar Energy E-Commerce’s equity interest and assets are transferred to Yan Hua Internet or its designated third party, unless terminated by Yan Hua Internet at any time with a 30-day prior written notice.

Proxy Voting Agreement. Through the proxy voting agreement entered into among Yan Hua Internet, Solar Energy E-Commerce and its shareholders, each shareholder of Solar Energy E-Commerce undertakes to execute a power of attorney to exclusively assign his or her rights as shareholder of Solar Energy E-Commerce to Yan Hua Internet’s designated person, including voting right, right to transfer any equity interest in Solar Energy E-Commerce and right to appoint directors and officers. This agreement will remain effective unless terminated by mutual agreement or by the non-defaulting party in the case of a breach of contract.

Equity Interest Pledge Agreement. To ensure Solar Energy E-Commerce’s performance of its obligations under the exclusive consultancy and service agreement, the exclusive option agreement and the proxy voting agreement, the shareholders of Solar Energy E-Commerce have entered into an equity interest pledge agreement with Yan Hua Internet to pledge their equity interests in Solar Energy E-Commerce to Yan Hua Internet. This equity interest pledge agreement will remain effective until the full performance of the contractual obligations under the exclusive consultancy and service agreement, the exclusive call option agreement and the proxy voting agreement.

Legal enforceability of these contractual arrangements has not been established primarily because the registration of the equity interest pledge agreement with the relevant PRC government authority has not been completed, as one of the legal shareholder’s equity in Solar Energy E-Commerce is restricted for pledge and transfer, making us unable to legally enforce our right under the equity interest pledge agreements and potentially other agreements. As a result, we did not consolidate the operating results of Solar Energy E-Commerce into our financial statements as of and for the year ended December 31, 2015. We have migrated Solarbao from Solar Energy E-commerce to Meijv since April 2016. We have entered into contractual arrangements with Meijv and its sole shareholder, Youying. We are in the process of setting up contractual arrangements with Youying’s individual shareholders. See “—Contractual Arrangements with Meijv and Its Shareholders” below.

Contractual Arrangements with Meijv and Its Shareholders

We, through our wholly-owned subsidiary, Yan Hua Internet, have entered into a series of contractual arrangements with Meijv and Youying, whose shareholders are Mr. Min Xiahou, deputy chairman of our board of directors and Ms. Amy Jing Liu as of the date of this annual report:

Exclusive Business Cooperation Agreement. Pursuant to the exclusive business cooperation agreement entered into between Meijv and Yan Hua Internet, Meijv irrevocably appoints and designates Yan Hua Internet as its exclusive service provider to provide, among others, relevant technical and consulting services. The service fees are determined based on the actual services provided by Yan Hua Internet during the relevant period. This agreement shall remain effective unless otherwise terminated by Yan Hua Internet or terminated according to other provisions therein. Yan Hua Internet may terminate this agreement in its sole discretion at any time with prior written notice.

Exclusive Call Option Agreement. Through the exclusive call option agreement entered into among Yan Hua Internet, Meijv and Youying, Yan Hua Internet or its designated third party has an exclusive purchase option to acquire all or a part of the equity interest or assets in Meijv at any time when permitted by applicable PRC laws and regulations in its sole discretion. The transfer price will be the minimum amount of consideration permitted under PRC law at the time of transfer. In addition, without Yan Hua Internet’s or its controlling shareholder’s prior written consent, the shareholders of Meijv shall not transfer their equity interest in Meijv, and Meijv shall not transfer any of its assets. This agreement will remain effective until all of Meijv’s equity interest and assets are transferred to Yan Hua Internet or its designated third party.

Proxy Voting Agreement. Through the proxy voting agreement entered into among Yan Hua Internet, Meijv and Youying, Youying undertakes to execute a power of attorney to exclusively assign its rights as shareholder of Meijv to Yan Hua Internet’s designated person, including voting right, right to transfer any equity interest in Meijv and right to appoint directors and officers. This agreement will remain effective so long as Youying remains to be the shareholder of Meijv.

Equity Interest Pledge Agreement. To ensure Meijv’s performance of its obligations under the exclusive business cooperation agreement, the exclusive option agreement and the proxy voting agreement, Youying as the shareholder of Meijv has entered into an equity interest pledge agreement with Yan Hua Internet to pledge its equity interests in Meijv to Yan Hua Internet. This equity interest pledge agreement will remain effective until the full performance of the contractual obligations under the exclusive business cooperation agreement, the exclusive call option agreement and the proxy voting agreement.

We registered the equity interest pledge agreement among Yan Hua Internet, Meijv and Youying with the relevant PRC government authority on March 17, 2016. As of the date of this annual report, the shareholders of Youying are Ms. Amy Jing Liu and Mr. Min Xiahou. Ms. Amy Jing Liu has resigned her office in the Company and is in the process of transferring all of her equity interest in Youying to Mr. Tairan Guo. The application for the registration of this equity transfer has been submitted to the relevant PRC government authority. After this registration, Mr. Min Xiahou, Mr. Tairan Guo, Youying and Yan Hua Internet will enter into a set of contractual arrangements, including an equity interest pledge agreement, similar as the contractual arrangements among Yan Hua Internet, Youying and Meijv. Mr. Min Xiahou and Mr. Tairan Guo will pledge their equity interests in Youying to Yan Hua Internet and register this equity pledge with the relevant PRC government authority. Once the legal enforceability of the contractual agreements is established, we expect to include the financial results of Meijv as a variable interest entity in our consolidated financial statements.

Employment Agreements

See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Employment Agreements.”

Share Incentives

See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers” for a description of share options that we have granted to our directors, officers and other individuals as a group.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal and Administrative Proceedings

On June 26, 2015, Aaron Read & Associates (“Aaron Read”) filed a complaint against us for commissions with respect to a solar project in North Palm Springs, California. Araon Read is seeking damages in the amount of approximately $460,000 plus attorney’s fees and claimed that it is due commissions ranging from 0.25% to 2.0% of the project’s gross revenues depending on the level of involvement by Aaron Read in assisting in obtaining the project by us. We do not believe that Aaron Read assisted in the project acquisition, and even if it is deemed that Aaron Read assisted, they would be entitled to only 0.25%, namely, approximately $58,000. As of the date of this annual report, this matter is at the early stage of the proceeding and it is uncertain how the United States Court will rule on the plaintiff’s appellate brief. Based on information available to us, we do not believe that it is probable that a loss had been incurred. Accordingly, no accrual was made as of December 31, 2015.

Some of our previous employees filed suits in late 2015 and early 2016 against us for breach of their prior employment contracts with us. As of the date of this annual report, these lawsuits are at the early stage of the proceeding and it is uncertain how the United States Court will rule on the plaintiff’s appellate brief. Based on information available to us, we do not believe that it is probable that a loss had been incurred, or the amount of the loss can be reasonably estimated. Accordingly, no accrual was made as of December 31, 2015.

On February 26, 2016, Hanhua New Energy Co., Ltd. filed a complaint against us alleging that we delayed payment of approximately $6,862,000 for purchasing of solar modules over one year, and they filed an application of property preservation at a PRC court. The court instructed two PRC banks to freeze our bank accounts with an aggregate value of approximately $7,063,000. We believe that the resolution of this matter is not expected to result in any material impact on our consolidated financial statements.

We are not aware of any pending legal proceeding to which any of our officers, directors, or any beneficial holders of 5% or more of our voting securities are a party that may have a material adverse effect to our business and consolidated financial position, results of operations or cash flows.

From time to time, we are involved in various other legal and regulatory proceedings arising in the normal course of business. While we cannot predict the occurrence or outcome of these proceedings with certainty, we do not believe that an adverse result in any pending legal or regulatory proceeding, individually or in the aggregate, would be material to our financial condition or cash flows. However, an unfavorable outcome could have a material adverse effect on our results of operations for a specific interim period or year.

Dividend Policy and Dividend Distribution

We have never declared or paid dividends, nor do we have any present plan to pay any cash dividends on our ordinary shares or ADSs in the foreseeable future. We currently intend to retain our available funds and any future earnings to operate and expand our business.

Subject to our memorandum and articles of association and certain restrictions under the Cayman Islands laws, our board of directors has complete discretion on whether to pay dividends. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends, we will pay our ADS holders to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. Cash dividends on our ADSs, if any, will be paid in U.S. dollars.

We are a holding company incorporated in the Cayman Islands. We rely principally on dividends paid to us by our subsidiaries in China to fund the payment of our dividends, if any, to our shareholders. See “Item 3. Key Information—D. Risk Factors—Risks Related to our International Operations—We may rely on dividends paid by our PRC subsidiaries to fund any cash and financing requirements we may have. Any limitation on the ability of our PRC subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business and to pay dividends to holders of our ADSs.”

B.	Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9.	THE OFFER AND LISTING

A.	Offering and Listing Details

Our ADSs, each representing ten ordinary shares, have been listed on the NASDAQ Global Select Market since January 19, 2016. The following table provides the high and low market prices for our ADSs on NASDAQ.

	Market price per ADS
	High	Low
	($)
Quarterly highs and lows
First Quarter 2016 (from January 20, 2016)	17.48	5.02
Second Quarter 2016 (through May 16, 2016)	9.79	4.66

Monthly highs and lows
January 2016 (from January 20, 2016)	17.48	11.34
February 2016	13.99	5.65
March 2016	8.42	5.02
April 2016	6.20	4.66
May 2016 (though May 16, 2016)	9.79	4.96

Source: NASDAQ

B.	Plan of Distribution

Not Applicable.

C.	Markets

Our ADSs, each representing ten ordinary shares, have been listed on the NASDAQ Global Select market since January 19, 2016 and trade under the symbol “SPI”.

D.	Selling Shareholders

Not Applicable.

E.	Dilution

Not Applicable.

F.	Expenses of the Issue

Not Applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not Applicable.

B.	Memorandum and Articles of Association

The registered office of our Company is at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. The objects for which the Company is established are unrestricted, and the Company has full power and authority to carry out any object not prohibited by the laws of the Cayman Islands.

The following summarizes material provisions of our currently effective amended and restated memorandum and articles of association, as well as the Companies Law (2013 Revision) of the Cayman Islands, which is referred to as the Companies Law below, insofar as they relate to the material terms of our ordinary shares.

General

All of our issued and outstanding ordinary shares are fully paid and non-assessable. Our ordinary shares are issued in registered form, and are issued when registered in our register of members. Our shareholders who are non-residents of the Cayman Islands may freely hold and transfer their ordinary shares.

Dividends

The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors, subject to the Companies Law and the memorandum and articles of association of our Company, as amended and restated from time to time. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, dividends may be declared and paid only out of funds legally available therefor, namely out of either profit or share premium account, and provided further that a dividend may not be paid if this would result in us being unable to pay our debts as they fall due in the ordinary course of business.

Register of Members

Under Cayman Islands law, we must keep a register of members and there shall be entered therein:

(a)	the names and addresses of the members, a statement of the shares held by each member, and of the amount paid or agreed to be considered as paid, on the shares of each member;

(b)	the date on which the name of any person was entered on the register as a member; and

(c)	the date on which any person ceased to be a member.

Under Cayman Islands law, our register of members is prima facie evidence of the matters set out therein (namely, the register of members will raise a presumption of fact on the matters referred to above unless rebutted) and a member registered in the register of members shall be deemed as a matter of Cayman Islands law to have legal title to the shares as set against its name in the register of members. If the name of any person is incorrectly entered in or omitted from our register of members, or if there is any default or unnecessary delay in entering on the register the fact of any person having ceased to be a member of our Company, the person or member aggrieved (or any member of our Group or our Company itself) may apply to the Grand Court of the Cayman Islands for an order that the register be rectified, and the Court may either refuse such application or it may, if satisfied of the justice of the case, make an order for the rectification of the register.

Voting Rights

Each holder of ordinary shares is entitled to one vote on all matters upon which the ordinary shares are entitled to vote on a show of hands or, on a poll, each holder is entitled to have one vote for each share registered in his name on the register of members. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of the meeting or by any one or more shareholders holding at least one-tenth of the paid-up shares given a right to vote at the meeting or one-tenth of the votes attaching to the issued and outstanding ordinary shares in us entitled to vote at general meetings, present in person or by proxy.

A quorum required for a general meeting of shareholders consists of one or more shareholders who hold in aggregate at least one-third of the votes attaching to the issued and outstanding ordinary shares in us entitled to vote at general meetings, present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative. Although not required by the Companies Laws or our amended and restated memorandum and articles of association, we expect to hold shareholders’ meetings annually and such meetings may be convened by our board of directors on its own initiative or upon a request to the directors by shareholders holding in aggregate at least one-third of the votes attaching to the issued and outstanding shares that carry the right to vote at general meetings. Advance notice of at least 14 days is required for the convening of our annual general meeting and other shareholders meetings.

An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes cast by those shareholders entitled to vote who are present in person or by proxy in a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast by those shareholders entitled to vote who are present in person or by proxy in a general meeting.

Transfer of Ordinary Shares

Subject to the restrictions of our articles of association, as applicable, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our directors may also decline to register any transfer of any ordinary share unless:

•	the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

•	the instrument of transfer is in respect of only one class of ordinary shares;

•	the instrument of transfer is properly stamped, if required;

•	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four;

•	the ordinary shares transferred are free of any lien in favor of us; and

•	a fee of such maximum sum as NASDAQ may determine to be payable, or such lesser sum as our board of directors may from time to time require, is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal. The registration of transfers may, on 14 days’ notice being given by advertisement in such one or more newspapers or by electronic means, be suspended and the register of members closed at such times and for such periods as our board of directors may from time to time determine; provided, however, that the registration of transfers shall not be suspended and the register of members shall not be closed for more than 30 days in any year.

Liquidation

On a winding up of our Company, if the assets available for distribution among our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus will be distributed among our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to us for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders in proportion to the par value of the shares held by them.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares

Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares in a notice served to such shareholders at least 14 days prior to the specified time of payment. The ordinary shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Ordinary Shares

We may issue shares on terms that are subject to redemption, at our option or at the option of the holders, on such terms and in such manner as may be determined before the issue of such shares, by our board of directors or by a special resolution of our shareholders. We may also repurchase any of our shares provided that the manner and terms of such purchase have been approved by our board of directors or by ordinary resolution of our shareholders, or are otherwise authorized by our memorandum and articles of association. Under the Companies Law, the redemption or repurchase of any share may be paid out of our profits or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if we can, immediately following such payment, pay our debts as they fall due in the ordinary course of business. In addition, under the Companies Law no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding, or (c) if the company has commenced liquidation. In addition, we may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares

All or any of the special rights attached to any class of shares may, subject to the provisions of the Companies Law, be varied either with the written consent of the holders of a majority of the issued shares of that class or with the sanction of an ordinary resolution passed at a general meeting of the holders of the shares of that class.

Inspection of Books and Records

Holders of our ordinary shares have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements.

Changes in Capital

We may from time to time by ordinary resolution:

•	increase our share capital by such sum, to be divided into shares of such classes and amount, as the resolution shall prescribe;

•	consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;

•	convert all or any of our paid up shares into stock and reconvert that stock into paid up shares of any denomination;

•	sub-divide our existing shares, or any of them into shares of a smaller amount that is fixed by the amended and restated memorandum and articles of association; and

•	cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled.

Subject to Companies Law and confirmation by the Grand Court of the Cayman Islands on an application by us for an order confirming such reduction, we may by special resolution reduce our share capital and any capital redemption reserve in any manner authorized by law.

Issuance of Additional Preferred Shares

Our amended and restated memorandum and articles of association authorizes our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

Our amended and restated memorandum and articles of association authorizes our board of directors to establish from time to time one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including:

•	the designation of the series;

•	the number of shares of the series;

•	the dividend rights, dividend rates, conversion rights, voting rights; and

•	the rights and terms of redemption and liquidation preferences.

Our board of directors may issue preferred shares without action by our shareholders to the extent of available authorized but unissued shares. In addition, the issuance of preferred shares may be used as an anti-takeover device without further action on the part of the shareholders. Issuance of these shares may dilute the voting power of holders of ordinary shares.

C.	Material Contracts

In the past two years, we have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company—B. Business Overview,” “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions,” or elsewhere in this annual report on Form 20-F.

D.	Exchange Controls

See “Item 3. Key Information—D. Risk Factors—Risks Related to Our International Operations—We are subject to risks associated with foreign currency exchange rates, fluctuations of which may negatively affect our revenue, cost of goods sold and gross margins and could result in exchange losses,” “Item 4. Information on the Company—B. Business Overview—Regulations—Foreign Currency Exchange” and “Item 4. Information on the Company—B. Business Overview—Regulations—Dividend Distribution.”

E.	Taxation

The following summary of the material Cayman Islands, PRC and United States federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change, possibly with retroactive effect. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under United States state or local tax laws, or tax laws of jurisdictions other than the Cayman Islands, the PRC and the United States.

Cayman Islands Taxation

The Cayman Islands currently does not levy taxes on individuals or corporations based upon profits, income, gains or appreciation, and there is no taxation in the Cayman Islands in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duty which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not a party to any double tax treaties that are applicable to any payments made to or by our Company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

PRC Taxation

Under the CIT Law and its Implementing Rules (both of which came into effect on January 1, 2008), an enterprise established outside of the PRC with its “de facto management body” within the PRC is considered a PRC resident enterprise and will be subject to the enterprise income tax on its global income at the rate of 25%. The Implementing Rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In 2009, the SAT issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China only if all of the following conditions are met: (i) the primary location of the day-today operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

We believe that none of us or our subsidiaries outside of China is a PRC resident enterprise for PRC tax purposes. We are not controlled by a PRC enterprise or PRC enterprise group and we do not believe we meet all of the conditions above. We are a company incorporated outside the PRC. As a holding company, our key assets are our ownership interests in our subsidiaries, and our key assets are located, and our records (including the resolutions of our board of directors and the resolutions of our shareholders) are maintained, outside the PRC. For the same reasons, our other subsidiaries outside of China are not PRC resident enterprises either. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.”

If the PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of our ADSs. In addition, non-resident enterprise shareholders (including our ADS holders) may be subject to a 10% PRC withholding tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC individual shareholders (including ADS holders) would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to dividends or gains realized by non-PRC individuals, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. However, it is also unclear whether our non-PRC shareholders would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise.

Provided that we are not deemed to be a PRC resident enterprise, holders of our ADSs and ordinary shares who are not PRC residents will not be subject to PRC income tax on dividends distributed by us or gains realized from the sale or other disposition of our shares or ADSs. However, under SAT Circular 698 and Announcement 7, where a non-resident enterprise conducts an “indirect transfer” by transferring taxable assets, including, in particular, equity interests in a PRC resident enterprise, indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, or the transferee or the PRC entity which directly owned such taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. We and our non-PRC resident investors may be at the risk of being required to file a return and being taxed under SAT Circular 698 and Announcement 7, and we may be required to expend valuable resources to comply with SAT Circular 698 and Announcement 7, or to establish that we should not be taxed under these regulations.

U.S. Federal Income Taxation

Introduction

The following discussion describes the material U.S. federal income tax consequences of the purchase, ownership and disposition of the ordinary shares or ADSs. This discussion applies only to holders that hold the ordinary shares or ADSs as capital assets. This discussion is based on the Code, Treasury regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect. This discussion does not address all of the tax considerations that may be relevant to specific holders in light of their particular circumstances or to holders subject to special treatment under U.S. federal income tax law, such as banks, financial institutions, insurance companies, controlled foreign corporations, passive foreign investment companies, tax-exempt entities, regulated investment companies, real estate investment trusts, partnerships and the partners therein, dealers in securities or currencies, traders in securities electing to mark to market, U.S. expatriates, persons who have acquired the shares or ADSs as part of a straddle, hedge, conversion transaction or other integrated investment, U.S. Holders (as defined below) that have a “functional currency” other than the U.S. dollar or persons that own (or are deemed to own) 5% or more of our stock. This discussion does not address the alternative minimum tax, the Medicare tax on net investment income or any U.S. state or local or non-U.S. tax considerations or, other than to the limited extent set forth below, any U.S. federal estate or gift tax considerations.

As used in this discussion, the term “U.S. Holder” means a beneficial owner of the ordinary shares or ADSs that is, for U.S. federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation, or other entity classified as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or of any state thereof, or the District of Columbia or (iii) otherwise subject to U.S. federal income tax on a net income basis with respect to income from the ordinary shares or ADSs.

As used in this discussion, the term “Non-U.S. Holder” means a beneficial owner of the ordinary shares or ADSs that is not a U.S. Holder.

In general, for U.S. federal income tax purposes, a holder of an ADS will be treated as the owner of the ordinary shares represented by the ADSs and exchanges of ordinary shares for ADSs, and ADSs for ordinary shares, will not be subject to U.S. federal income tax.

Treatment of the Company as a U.S. Corporation for U.S. Federal Income Tax Purposes

Even though we are organized as a Cayman Islands exempted company, due to the application of Section 7874(b) of the Code, we are treated as a U.S. corporation for U.S. federal income tax purposes and all purposes under the Code.

U.S. Holders

Distributions

We do not currently anticipate paying distributions on our ordinary shares. In the event that distributions are paid, however, the gross amount of such distributions generally will be included in a U.S. Holder’s gross income as dividend income on the date of receipt to the extent that the distribution is paid out of current or accumulated earnings and profits, as determined under U.S. federal income tax principles, in the case of ordinary shares, or when actually or constructively received by the depositary, in the case of ADSs. To the extent the amount of any distribution exceeds our current and accumulated earnings and profits as so computed, it will be treated first as a non-taxable return of capital to the extent of the U.S. Holder’s adjusted tax basis in such ordinary shares or ADSs and, to the extent the amount of such distribution exceeds such adjusted tax basis, will be treated as gain from the sale of such ordinary shares or ADSs.

Subject to certain conditions, including a minimum holding period requirement, dividends received by non-corporate U.S. Holders, including individuals, generally will be subject to reduced rates of taxation, and dividends paid by us will be eligible for the “dividends received” deduction generally allowed to corporate shareholders with respect to dividends received from U.S. corporations.

Sale or Other Disposition of Ordinary Shares or ADSs

A U.S. Holder generally will recognize gain or loss for U.S. federal income tax purposes upon a sale or other disposition of the ordinary shares or ADSs in an amount equal to the difference between the amount realized from such sale or disposition and the U.S. Holder’s adjusted tax basis in such ordinary shares or ADSs. Such gain or loss generally will be a capital gain or loss and will be long-term capital gain or loss (taxable at a reduced rate for non-corporate U.S. Holders, including individuals) if, on the date of sale or disposition, such ordinary shares or ADSs were held by such U.S. Holder for more than one year. The deductibility of capital losses is subject to limitations.

Foreign Tax Credit Considerations

Subject to the application of the income tax treaty between the United States and the PRC (the “U.S.-PRC Tax Treaty”), if PRC withholding taxes are imposed on dividends paid to a U.S. Holder with respect to the ordinary shares or ADSs, or on gains realized by a U.S. Holder upon a sale or other disposition of ADSs or ordinary shares, such PRC withholding taxes generally will be treated as foreign taxes eligible for credit against the U.S. Holder’s U.S. federal income tax liability, or, at the U.S. Holder’s election, for a deduction in computing the U.S. Holder’s taxable income. Since we are treated as a U.S. corporation for U.S. federal income tax purposes, our dividends and a U.S. Holder’s gain from the sale of our ordinary shares or ADSs generally are expected to be treated U.S. source passive category income. As a result, the foreign tax credit limitation may cause a U.S. Holder to be unable to credit PRC withholding tax imposed on dividends or on gain upon sale or other disposition of ADSs or ordinary shares unless the U.S. Holder has sufficient other income derived from foreign sources in the relevant taxable year. If a U.S. Holder qualifies for benefits under the U.S.-PRC Tax Treaty, the U.S. Holder may be able to treat dividends and gains upon a sale or other disposition as foreign source under the U.S.-PRC Tax Treaty, in which case the U.S. Holder would not be subject to the limitation described in the previous sentence with respect to such dividends and gains. The foreign tax credit rules are complex, and their application in connection with Section 7874 of the Code and the U.S.-PRC Tax Treaty are not entirely clear. If PRC withholding taxes are imposed on dividends paid with respect to the ordinary shares or ADSs, or on gains upon a sale or other disposition of ADSs or ordinary shares, U.S. Holders should consult their own tax advisors with respect to any benefits they may be entitled to under the foreign tax credit rules and the U.S.-PRC Tax Treaty.

Non-U.S. Holders

Distributions

Distributions treated as dividends (see “—U.S. Holders—Distributions” above) paid to a Non-U.S. Holder are treated as income derived from sources within the United States and generally will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of such dividend, or at a lower rate provided by an applicable income tax treaty.

Even if a Non-U.S. Holder is eligible for a lower treaty rate, U.S. federal withholding tax will be imposed at a 30% rate (rather than the lower treaty rate) on dividend payments to a Non-U.S. Holder, unless (i) the Non-U.S. Holder has furnished a valid U.S. Internal Revenue Service (“IRS”) Form W-8BEN or W-8BEN-E or other documentary evidence establishing such holder’s entitlement to the lower treaty rate with respect to such payments, and (ii) in the case of actual or constructive dividends paid to a foreign entity, (a) if such entity is, or holds the ordinary shares or ADSs through, a foreign financial institution, any such foreign financial institution (x) has entered into an agreement with the U.S. government to collect and provide to the U.S. tax authorities information about its accountholders (including certain investors in such institution), (y) satisfies an exemption from the obligation to enter into such an agreement, or (z) satisfies the terms of an applicable intergovernmental agreement, and (b) if required, such entity has provided the withholding agent with a certification identifying its direct and indirect U.S. owners.

If a Non-U.S. Holder is eligible for a reduced rate of U.S. withholding tax pursuant to an applicable income tax treaty, the Non-U.S. Holder may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

Sale or Other Disposition

Any gain realized upon the sale or other disposition of ordinary shares or ADSs by a Non-U.S. Holder generally will not be subject to U.S. federal income tax unless (i) the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of the disposition, and certain other conditions are met, or (ii) in the case of the sale or disposition of ordinary shares or ADSs on or after January 1, 2019, the requirements described in item (ii) in the second paragraph under “—Distributions,” above, are satisfied. Each Non-U.S. Holder is encouraged to consult with its own tax advisor regarding the possible implications of these withholding requirements on its investment in ordinary shares or ADSs and the potential for a refund or credit in the case of any withholding tax.

Information Reporting and Backup Withholding

Payments of dividends or of proceeds on the disposition of ordinary shares or ADSs to U.S. Holders may be subject to information reporting and backup withholding unless the U.S. Holder (i) is a corporation or comes within certain other exempt categories and demonstrates this fact, or (ii) provides a correct taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules. Non-U.S. Holders may be required to provide documentary evidence establishing they are not subject to information reporting and backup withholding. Payments of dividends to Non-U.S. Holders and the amount of U.S. federal withholding tax imposed on such dividends must generally be reported annually to the IRS. A similar report is sent to Non-U.S. Holders. Copies of these reports may be made available to tax authorities in a holder’s country of residence.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS on a timely basis.

U.S. Federal Estate Tax

Ordinary shares or ADSs owned or treated as owned by an individual who is not a citizen or resident of the United States (as specifically defined for U.S. federal estate tax purposes) at the time of death will be included in the individual’s gross estate for U.S. federal estate tax purposes and may be subject to U.S. federal estate tax unless an applicable estate tax treaty provides otherwise.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

We have filed with the SEC a registration statement on Form F-4 (File Number 333-204069) with respect to the Redomicle Merger, and a registration statement on Form F-6 (File Number 333-207240) with respect to the ADSs.

We are subject to the periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F no later than four months after the close of each fiscal year, which is December 31. Copies of reports and other information, when so filed with the SEC, can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the Commission at 1-800-SEC-0330. The SEC also maintains a web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

We will furnish The Bank of New York Mellon, the depositary of our ADS program, with our annual reports. We will also furnish the depositary with all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. The depositary will make these notices, reports and communications available to holders of ADSs and, upon our request, will mail to all holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

In accordance with Rule 5250(d) of the NASDAQ Rules, we will post this annual report on Form 20-F on our website at http://www.spisolar.com.

I.	Subsidiary Information

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Inflation

According to the National Bureau of Statistics of China, China’s overall national inflation rate, as represented by the general consumer price index, was approximately 2.6% in 2013, 2.0% in 2014 and 1.4% in 2015. We have not in the past been materially affected by any such inflation, but we can provide no assurance that we will not be affected in the future.

Foreign Exchange Risk

We currently conduct our business operations in China, the U.S., Japan, the U.K., Greece, Germany, Italy and Australia. The functional currency of our Company and our subsidiaries located in the United States is the U.S. dollar. The functional currency of our subsidiaries located in the PRC, Europe and Australia are RMB, Euro and AUD, respectively. Transactions denominated in foreign currencies are re-measured into the functional currency at the rates of exchange prevailing when the transactions occur. Monetary assets and liabilities denominated in foreign currencies are re-measured into the functional currency at rates of exchange in effect at the balance sheet dates. Exchange gains and losses are included in our consolidated statements of operations.

Our reporting currency is the U.S. dollar. Assets and liabilities of subsidiaries, whose functional currency is not the U.S. dollar, are translated into the U.S. dollar using exchange rates in effect at each period end, and revenues and expenses are translated into the U.S. dollar at average rates prevailing during the year. Gains and losses resulting from the translations of the financial statements of these subsidiaries into the U.S. dollar are recognized as other comprehensive income in our consolidated statements of comprehensive income.

Depending on movements in foreign exchange rates, the foreign currency translation may have an adverse impact on our consolidated financial statements. In 2013, 2014 and 2015, we recorded foreign exchange gains of nil, $1.5 million and $4.4 million in our consolidated statements of operations, respectively.

Interest Rate Risk

Our exposure to interest rate risk primarily relates to interest expenses incurred on our short-term and long-term borrowings, as well as interest income generated from excess cash invested in demand deposits. Such interest-earning instruments carry a degree of interest rate risk. We have not used any derivative financial instruments to manage our interest rate risk exposure. We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in interest rates. However, our future interest expense may increase due to changes in market interest rates. If market interest rates for short-term demand deposits increase in the near future, such increase may cause the amount of our interest income to rise. A hypothetical 10% increase in the average interest rate for our bank borrowings would result in an increase of approximately $0.9 million in interest expense in 2015. We may use derivative financial instruments, such as interest rate swaps, to mitigate potential risks of interest expense increases due to changes in market interest rates.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

Fees and Charges Our ADS Holders May Have to Pay

Persons depositing or withdrawing shares must pay:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

•       Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

•       Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$.05 (or less) per ADS	• Any cash distribution to ADS holders

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	• Distribution or sale of securities to holders of deposited securities (including rights) that are distributed by the depositary to ADS holders

$.05 (or less) per ADSs per calendar year	• Depositary services

Registration or transfer fees	• Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the depositary	• Cable, telex and facsimile transmissions (when expressly provided in the depositary agreement) • Converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, such as stock transfer taxes, stamp duty or withholding taxes	• As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	• As necessary

The Bank of New York Mellon is the depositary of our ADS program. Its depositary office is situated at 101 Barclay Street, New York, New York 10286, and its principal executive office at 225 Liberty Street, New York, NY 10286. The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deductions from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may collect any of its fees by deduction from any cash distribution payable (or by selling a portion of securities or other property distributable) to ADS holders that are obligated to pay those fees. The depositary may generally refuse to provide services until its fees for those services are paid.

Fees and Other Payments Made by the Depositary to Us

From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. There are limits on payments and reimbursements of expenses from the depositary. The annual payments are also conditioned on certain requirements and criteria and will be adjusted proportionately to the extent such requirements or criteria are not met. For the year ended December 31, 2015, the depositary did not make any payment or reimbursement to us.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A.-D.	Material Modifications to the Rights of Security Holders

On January 4, 2016, pursuant to the terms of the Second Amended and Restated Agreement and Plan of Merger and Reorganization dated October 30, 2015, SPI merged with and into a wholly-owned subsidiary of our Company. This resulted in the redomicliation of SPI to the Cayman Islands and our Company becoming our holding company. Upon completion of the Redomicle Merger, each ten shares of SPI’s common stock acquired before the relevant F-4 registration statement became effective converted into the right to receive one ADS, representing ten ordinary shares in the capital of our Company, and each right to purchase shares of SPI’s common stock automatically converted into an equivalent right to purchase ordinary shares of our Company. Accordingly, the shares became governed by our Company’s amended and restated memorandum and articles of association. See “Item 10. Additional Information—Memorandum and Articles of Association.”

Except for the foregoing, there have been no changes to the instruments defining the rights of the holders of any class of our registered securities, and the rights of holders of our registered securities have not been altered by the issuance or modification of any other class of our securities. There has been no removal or substitution of assets securing any class of our registered securities. None of our registered securities have a trustee or paying agent.

E.	Use of Proceeds

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our executive management is responsible for establishing and maintaining a system of disclosure controls and procedures (as defined in Rule 13a-15 and 15d-15 under the Exchange Act) designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer’s management, including its principal executive officer and principal financial officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Our executive management concluded that, because of the material weaknesses in our internal control over financial reporting discussed below, our disclosure controls and procedures were not effective as of December 31, 2015. Notwithstanding the material weaknesses discussed below, our executive management has concluded that the consolidated financial statements included in this Form 20-F present fairly, in all material respects, our financial position, results of operations and cash flows for the periods presented in conformity with accounting principles generally accepted in the U.S.

Management’s Annual Report on Internal Control Over Financial Reporting.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Our internal control over financial reporting is a process designed by, or under the supervision of, our chief executive officer and chief financial officer, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes those policies and procedures which (a) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (b) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of ours are being made only in accordance with authorizations of our management and directors; and (c) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Management, including our chief executive officer and chief financial officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2015. In making this assessment, management used the criteria for effective internal control over financial reporting described in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our consolidated financial statements will not be prevented or detected on a timely basis. Based on management’s assessment of the effectiveness of our internal control over financial reporting, management has identified the following material weaknesses in our internal control over financial reporting as of December 31, 2015:

•	We lacked sufficient resources with an appropriate level of knowledge and experience in U.S. GAAP to properly account for certain routine transactions in our financial statements. We also lacked the expertise in handling complex accounting and reporting matters in accordance with U.S. GAAP. This material weakness resulted in a number of adjustments to amounts reflected in our consolidated financial statements for the year ended December 31, 2015.

•	We had inadequate risk assessment procedures, including those on identification and assessment of fraud risks, to cope with the expansion of our business and organization. In particular, our businesses grew significantly in 2015 and we did not put in place an adequate process to continuously assess the legal, compliance and fraud risks associated with our business initiatives and the related financial impact. As a result, we did not properly account for certain transactions, which led to significant adjustments to our consolidated financial statements for the year ended December 31, 2015.

•	Our management review controls over management’s judgment and financial statement assertions were ineffective with respect to certain significant transactions including revenue recognition for our solar projects, recoverability of project assets and receivables, provision for loss contracts and goodwill impairment. Our management review controls in these areas were not effective, as we failed to prepare sufficient documentation on the judgment made and the significant assumptions used in accounting for the transactions. As a result, there were material adjustments on revenue, receivables and project assets reflected in our consolidated financial statements for the year ended December 31, 2015.

•	We did not have adequate controls on the internal communication between our finance team and operation team related to the status of the construction of project assets, execution of contracts and conclusion of business decisions. This deficiency has resulted in the finance team not having accurate or updated information necessary to properly assess the accounting treatment for the relevant business transactions. As a result, there were material adjustments to our consolidated financial statements for the year ended December 31, 2015.

        The material weaknesses described above may result in misstatement of our consolidated financial statements that would not be prevented or detected. As a result of these material weaknesses, management has concluded that our internal control over financial reporting was not effective as of December 31, 2015.

We acquired Solar Juice Pty Ltd. during 2015, and we excluded from our assessment of the effectiveness of the internal control over financial reporting as of December 31, 2015 Solar Juice Pty Ltd.’s internal control over financial reporting, which was associated with total assets of $32.8 million and total revenues of $35.4 million included in our consolidated financial statements as of and for the year ended December 31, 2015.

Remediation Activities

Our management has been engaged in, and continues to be engaged in, making necessary changes and improvements to the overall design of controls and procedures to address the material weaknesses in our internal control over financial reporting and the ineffectiveness of our disclosure controls and procedures described above. To remediate the material weaknesses, we will adopt the following changes:

(i)	With respect to the insufficiency of knowledge and experience in U.S. GAAP and the lack of expertise in handling complex accounting and reporting matters, we plan to continue to: (1) provide more comprehensive training on U.S. GAAP to our accounting team and other relevant personnel, and (2) enhance our accounting manual to provide our accounting team with more comprehensive guidelines on the policies and controls over financial reporting under U.S. GAAP and SEC rules and requirements.

(ii)	With respect to inadequate risk assessment controls, we plan to continue to: (1) organize the related department to hold risk assessment discussions before significant business expansion and organization changes, (2) provide more comprehensive training to our accounting team and legal department to improve the risk awareness of unusual and significant transactions, and (3) implement Office Automation System to standardize processes so that unusual and significant transactions can be timely identified and approved properly.

(iii)	With respect to our management review controls over significant judgment and financial statement assertions, we plan to continue to: (1) provide appropriate training on management review standards and requirements to the related business department, and (2) enhance management monitoring and review of key processes with more comprehensive guidelines on the policies and controls over financial reporting.

(iv)	With respect to the deficiencies in internal communication with the company, we plan to continue to organize regular operation meetings between our finance team and operation team to share the status of significant transactions, project assets, execution of contracts and business decisions, among others.

Attestation Report of the Independent Registered Public Accounting Firm

KPMG Huazhen LLP, our independent registered public accounting firm, audited the effectiveness of internal control over financial reporting as of December 31, 2015, as stated in its report, which appears on page F-3 of this Form 20-F.

Changes in Internal Control over Financial Reporting

Other than the changes resulting from the material weakness described above, there have been no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) and 15d-15(f) of the Exchange Act) during the fiscal year ended December 31, 2015 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Maurice Ngai, an independent director, is our audit committee financial expert. Maurice Ngai satisfies the independent requirements of Rule 10A-3 under the Exchange Act and Rule 5605 of the NASDAQ Rules.

ITEM 16B.	CODE OF ETHICS

Our board of directors believes in strict adherence to the highest standards of business ethics and responsibility. We have thus adopted a code of business conduct and ethics that applies to us and our directors, officers, employees and advisors. Certain provisions of the code apply specifically to our chief executive officer, chief financial officer, senior operating officer and any other persons who perform similar functions for us. We have filed this code of business conduct and ethics as an exhibit to this annual report on Form 20-F. The code of business conduct and ethics is also available at our website at www.spisolar.com.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

We dismissed Crowe Horwath LLP, or Crowe, on November 18, 2014. For further information related to the dismissal of Crowe, please see the Current Report on Form 8-K filed with the SEC on November 24, 2014. We appointed KPMG Huazhen LLP, or KPMG Huazhen, as our independent registered public accounting firm on November 24, 2014.

Fees billed to us by Crowe during fiscal years 2013 and 2014 were as follows:

	2013	2014
Audit fees	368,880	279,030
Audit-related fees	52,980	—
Tax fees	—	—
All other fees	—	—

Total	421,860	279,030

(1)	Audit fees consist of fees billed for professional services rendered for the audit of our financial statements and services that are normally provided by the above auditors in connection with statutory and regulatory fillings or engagements.
(2)	Audit related fees consist of assurance and related services that are reasonably related to the performance of audit or review of our financial statements related to our SEC filings.
(3)	Tax fees, if any, relate to the preparation of corporate tax returns.

Fees billed to us by KPMG Huazhen for fiscal year 2014, subsequent to their appointment as our independent registered public accounting firm, and for 2015 were as follows:

	2014	2015
Audit fees	860,848	1,937,065
Audit-related fees	—	364,533
Tax fees	—	—
All other fees	—	284,506

Total	860,848	2,586,104

(1)	Audit fees consist of fees billed for professional services rendered for the audit of our financial statements and services that are normally provided by the above auditors in connection with statutory and regulatory fillings or engagements.
(2)	Audit related fees consist of assurance and related services that are reasonably related to the performance of audit or review of our financial statements related to our SEC filings.
(3)	Tax fees, if any, relate to the preparation of corporate tax returns.

Consistent with the rules of the SEC regarding auditor independence, our Board of Directors is responsible for the appointment, compensation and oversight of the work of our independent registered public accounting firm. Our Board asks our independent registered public accounting firm to provide a detailed description of its services each year as a basis for its decision-making. The Board evaluates the proposals based on four categories: audit services, audit-related services, tax services, and other services; and determines the proper arrangement for each service according to its judgment as to our needs over the coming year. Our Board pre-approves all audit and non-audit services to be performed by our independent registered public accounting firm. The Board pre-approved 100% of the audit and audit-related services performed by the independent registered public accounting firms described above in fiscal years 2014 and 2015.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table sets forth information with respect to a purchase made by us:

Period	(a) Total Number of Shares (or Units) Purchased	(b) Average Price Paid per Share (or Units)	(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
December 2015	10,000	1.98	—	—

Note:	As part of the Redomicile Merger, we repurchased these shares from a dissenting shareholder on December 28, 2015 upon that shareholder’s request.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On November 18, 2014 (the “Dismissal Date”), we dismissed Crowe Horwath LLP as the Company’s principal accountants. The decision to change principal accountants was approved by our Board of Directors. We reported this change in a current report of Solar Power, Inc. on Form 8-K filed with the SEC on November 24, 2014 and the annual report of Solar Power, Inc. on Form 10-K for the fiscal year ended December 31, 2014.

Except for an explanatory paragraph following its opinion indicating that there was substantial doubt about our ability to continue as going concern, the audit reports of Crowe on our consolidated financial statements as of and for the years ended December 31, 2012 and 2013 did not contain an adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles.

During the fiscal years ended December 31, 2012 and 2013, and the subsequent interim periods through the Dismissal Date, we did not have any disagreements with Crowe on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved to Crowe’s satisfaction, would have caused them to make reference in connection with their opinion to the subject matter of the disagreement. During the fiscal years ended December 31, 2012 and 2013, and the subsequent interim periods through the Dismissal Date, there were no reportable events as defined in Item 304(a)(1)(v) of Regulation S-K, except for the material weakness in our internal control over financial reporting, identified in the annual report of Solar Power, Inc. on Form 10-K for the fiscal years ended December 31, 2012 and 2013 and the quarterly reports of Solar Power, Inc. on Form 10-Q for the interim periods through the Dismissal Date.

On November 24, 2014, we engaged KPMG Huazhen as our principal accountants for our consolidated financial statements as of and for the year ending December 31, 2014. The decision to engage KPMG Huazhen was approved by our Board of Directors. We initially reported this change on the same current report of Solar Power, Inc. on Form 8-K reporting our dismissal of Crowe.

During our last two most recent fiscal years and the subsequent interim period to date hereof, neither we nor anyone on our behalf has consulted with KPMG Huazhen regarding either (1) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, and neither a written report nor oral advice was provided to us that KPMG Huazhen concluded was an important factor considered by us in reaching a decision as to any accounting, auditing or financial reporting issue, or (2) any matter that was either the subject of a disagreement (as defined in Item 304(a)(1)(iv) of Regulation S-K) or a reportable event (as defined in Item 304(a)(1)(v) of Regulation S-K).

ITEM 16G.	CORPORATE GOVERNANCE

As a foreign private issuer whose securities are listed on the NASDAQ Global Select Market, we are permitted to follow certain home country corporate governance practices in lieu of the requirements of the NASDAQ Stock Market Marketplace Rules (the “NASDAQ Rules”) pursuant to NASDAQ Rule 5615(a)(3), which provides for such exemption to compliance with the NASDAQ Rule 5600 Series. We are relying on the exemptions available to foreign private issuers under the NASDAQ Rules and are not obligated to comply with certain exchange corporate governance standards, including the NASDAQ corporate governance standards requiring that:

•	the majority of the board of directors be comprised of independent directors;

•	executive compensation be determined by independent directors or a committee of independent directors; and

•	director nominees be selected, or recommended for selection by the board of directors, by independent directors or a committee of independent directors.

Maples and Calder, our Cayman Islands counsel, has advised us that there are no comparable Cayman Islands laws related to the above corporate governance standards.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

See pages beginning on page F-1 in this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document

1.1	Amended and Restated Memorandum and Articles of Association, as currently in effect (incorporated by reference to Exhibit 3.2 of our registration statement on Form F-4 (File No. 333-204069) filed with the Securities and Exchange Commission on May 11, 2015)

2.1	Registrant’s Specimen Certificate for Shares (incorporated by reference to Exhibit 4.1 of Amendment No. 1 to our registration statement on Form F-4 (file No. 333-204069) filed with the Securities and Exchange Commission on June 24, 2015)

2.2	Form of Deposit Agreement among the Registrant, the depositary and owners and holders of the American Depositary Shares (including Registrant’s Specimen American Depositary Share) (incorporated by reference to Exhibit 4.2 to our registration statement on Form F-4 (file No. 333-204069) filed with the Securities and Exchange Commission on September 29, 2015)

4.1	2006 Equity Incentive Plan (as amended) (incorporated by reference to Exhibit 4.2 to our Post Effective Amendment No.1 to our registration statement on Form S-8 (file No. 333-203917) filed with the Securities and Exchange Commission on January 4, 2016)

4.2	2015 Equity Incentive Plan (incorporated by reference to Exhibit 10.2 to our registration statement on Form F-4 (file No. 333-204069) filed with the Securities and Exchange Commission on May 11, 2015)

4.3	Form of Indemnification Agreement between the directors and the Registrant (incorporated by reference to Exhibit 10.1 of our registration statement on Form F-4 (file No. 333-204069) filed with the Securities and Exchange Commission on May 11, 2015)

4.4	Translation of Capital Increase and Share Subscription Agreement among Meitai Investment (Suzhou) Co., Ltd., Beijing Dingding Yiwei New Energy Technology Development Co., Ltd. and shareholders of Beijing Dingding Yiwei New Energy Technology Development Co. Ltd., dated September 1, 2015 (incorporated by reference to Exhibit 10.1 to our current report on Form 8-K (file No. 000-50142) filed with the Securities and Exchange Commission on September 4, 2015)

4.5	Exchange and Release Agreement dated December 26, 2013 (incorporated by reference to Exhibit 10.1 to our current report on Form 8-K (file No. 000-50142) filed with the Securities and Exchange Commission on February 21, 2014)

4.6	Form of Project Management Agreement (incorporated by reference to Exhibit 10.2 to our current report on Form 8-K (file No. 000-50142) filed with the Securities and Exchange Commission on February 21, 2014)

4.7	Second Amended and Restated Operating Agreement for KDC Solar Mountain Creek Parent LLC dated February 18, 2014 (incorporated by reference to Exhibit 10.3 to our current report on Form 8-K (file No. 000-50142) filed with the Securities and Exchange Commission on February 21, 2014)

4.8	First Amended and Restated Exchange and Release Agreement dated April 17, 2014 (incorporated by reference to Exhibit 10.1 to our current report on Form 8-K (file No. 000-50142) filed with the Securities and Exchange Commission on April 23, 2014)

4.9	Third Amended and Restated Operating Agreement for KDC Solar Mountain Creek Parent LLC dated April 17, 2014 (incorporated by reference to Exhibit 10.2 to our current report on Form 8-K (file No. 000-50142) filed with the Securities and Exchange Commission on April 23, 2014)

4.10	Equity Cash Flow Letter dated April 17, 2014 (incorporated by reference to Exhibit 10.3 to our current report on Form 8-K (file No. 000-50142) filed with the Securities and Exchange Commission on April 23, 2014)

4.11	Julu County Ecological Agricultural Greenhouse Distributed 20MW Photovoltaic Power Generation Project General Contract by and between Hebei Yangpu New Energy Technology Co., Ltd. and Xinyu Xinwei New Energy Co., Ltd. dated October 14, 2014 (incorporated by reference to Exhibit 10.1 to our current report on Form 8-K (file No. 000-50142) filed with the Securities and Exchange Commission on October 17, 2014)

4.12	Julu County Ecological Agricultural Greenhouse Phase Two 30MW Photovoltaic Power Generation Project General Contract by and between Hebei Yangpu New Energy Technology Co., Ltd. and Xinyu Xinwei New Energy Co., Ltd. dated October 14, 2014 (incorporated by reference to Exhibit 10.2 to our current report on Form 8-K (file No. 000-50142) filed with the Securities and Exchange Commission on October 17, 2014)

4.13	Julu County Ecological Agricultural Greenhouse Phase One 50MW Photovoltaic Power Generation Project General Contract by and between Hebei Yangpu New Energy Technology Co., Ltd. and Xinyu Xinwei New Energy Co., Ltd. dated October 14, 2014 (incorporated by reference to Exhibit 10.3 to our current report on Form 8-K (file No. 000-50142) filed with the Securities and Exchange Commission on October 17, 2014)

4.14	Translation of Share Purchase Agreement by and between SPI Solar Power Suzhou Co., Ltd. and China Energy Power Group Operation and Maintenance Management Jiangsu Co., Ltd. dated October 22, 2014 (incorporated by reference to Exhibit 10.2 to our current report on Form 8-K (file No. 000-50142) filed with the Securities and Exchange Commission on October 23, 2014)

4.15	Translation of Share Purchase Agreement by and between SPI Solar Power Suzhou Co., Ltd. and Liaoning Xinda New Energy Investment Co., Ltd. dated October 22, 2014 (incorporated by reference to Exhibit 10.3 to our current report on Form 8-K (file No. 000-50142) filed with the Securities and Exchange Commission on October 23, 2014)

4.16	Translation of Share Purchase Agreement by and between SPI Solar Power Suzhou Co., Ltd., Beijing Taihedafang Investment Development Co., Ltd. and Xinghe Chaerhu Development Co., Ltd. dated October 22, 2014 (incorporated by reference to Exhibit 10.4 to our current report on Form 8-K (file No. 000-50142) filed with the Securities and Exchange Commission on October 23, 2014)

4.17	Convertible Promissory Note Purchase Agreement by and between Solar Power, Inc. and Brilliant King Group Ltd. dated December 12, 2014 (incorporated by reference to Exhibit 10.3 to our current report on Form 8-K (file No. 000-50142) filed with the Securities and Exchange Commission on December 18, 2014)

4.18	Convertible Promissory Note Purchase Agreement by and between Solar Power, Inc. and Poseidon Sports Limited dated December 12, 2014 (incorporated by reference to Exhibit 10.6 to our current report on Form 8-K (file No. 000-50142) filed with the Securities and Exchange Commission on December 18, 2014)

4.19	Convertible Promissory Note Purchase Agreement by and between Solar Power, Inc. and Union Sky Holding Group Limited dated December 15, 2014 (incorporated by reference to Exhibit 10.8 to our current report on Form 8-K (file No. 000-50142) filed with the Securities and Exchange Commission on December 18, 2014)

4.20	Purchase Agreement by and between Solar Power, Inc. and Forwin International Financial Holding Limited dated December 12, 2014 (incorporated by reference to Exhibit 10.11 to our current report on Form 8-K (file No. 000-50142) filed with the Securities and Exchange Commission on December 18, 2014)

4.21	Stock Purchase Agreement by and among CECEP Solar Energy Hong Kong Co., Limited, SPI China (HK) Limited and Solar Power, Inc. dated January 15, 2015 (incorporated by reference to Exhibit 10.1 to our current report on Form 8-K (file No. 000-50142) filed with the Securities and Exchange Commission on January 16, 2015)

4.22	Option Agreement by and between Solar Power, Inc. and Central Able Investments Limited dated January 22, 2015 (incorporated by reference to Exhibit 10.1 to our current report on Form 8-K (file No. 000-50142) filed with the Securities and Exchange Commission on January 23, 2015)

4.23	English translation of Exclusive Consultancy and Service Agreement by and between Yan Hua Internet Technology (Shanghai) Co., Ltd. and Solar Energy E-Commerce (Shanghai) Limited dated March 26, 2015 (incorporated by reference to Exhibit 10.55 to our annual report Form 10-K (file No. 000-50142) filed with the Securities and Exchange Commission on March 31, 2015)

4.24	English translation of Proxy Voting Agreement by and among Yan Hua Internet Technology (Shanghai) Co., Ltd., Solar Energy Ecommerce (Shanghai) Limited and shareholders of Solar Energy E-Commerce (Shanghai) Limited dated March 26, 2015 (incorporated by reference to Exhibit 10.56 to our annual report Form 10-K (file No. 000-50142) filed with the Securities and Exchange Commission on March 31, 2015)

4.25	English translation of Equity Interest Pledge Agreement by and among Yan Hua Internet Technology (Shanghai) Co., Ltd., Solar Energy E-Commerce (Shanghai) Limited and shareholders of Solar Energy E-Commerce (Shanghai) Limited dated March 26, 2015 (incorporated by reference to Exhibit 10.57 to our annual report Form 10-K (file No. 000-50142) filed with the Securities and Exchange Commission on March 31, 2015)

4.26	English translation of Exclusive Call Option Agreement by and among Yan Hua Internet Technology (Shanghai) Co., Ltd., Solar Energy E-Commerce (Shanghai) Limited and shareholders of Solar Energy E-Commerce (Shanghai) Limited dated March 26, 2015 (incorporated by reference to Exhibit 10.58 to our annual report on Form 10-K (file No. 000-50142) filed with the Securities and Exchange Commission on March 31, 2015)

4.27	Share Purchase Agreement by and among SPI China (HK) Limited, LDK Solar Europe Holding S.A. and LDK Solar USA, Inc. dated March 30, 2015 (incorporated by reference to Exhibit 10.1 to our current report on Form 8-K (file No. 000-50142) filed with the Securities and Exchange Commission on March 31, 2015)

4.28	Share Purchase Agreement by and among SPI China (HK) Limited., Andrew Burgess, Rami Fedda and Allied Energy Holding Pte Ltd dated March 31, 2015 (incorporated by reference to Exhibit 10.2 to our current report on Form 8-K (file No. 000-50142) filed with the Securities and Exchange Commission on March 31, 2015)

4.29	Membership Interest Purchase Agreement by and among Solar Power, Inc., William Hedden, as Trustee of the William H. Hedden and Sandra L. Hedden Trust, Stephen C. Kircher, the chief strategy officer of SPI, as Trustee of the Kircher Family Irrevocable Trust dated December 29, 2004, and Steven Kay dated March 31, 2015 (incorporated by reference to Exhibit 10.1 to our current report on Form 8-K (file No. 000-50142) filed with the Securities and Exchange Commission on April 6, 2015)

4.30	GK Interest Sale and Purchase Agreement by and between SPI Solar Japan G.K. and Re Capital K.K. dated April 15, 2015 (incorporated by reference to Exhibit 10.1 to our current report on Form 8-K (file No. 000-50142) filed with the Securities and Exchange Commission on April 17, 2015)

4.31	Securities Purchase Agreement by and between EnSync, Inc. (formerly known as ZBB Energy Corporation) and Solar Power, Inc. dated April 17, 2015 (incorporated by reference to Exhibit 10.2 to our current report on Form 8-K (file No. 000-50142) filed with the Securities and Exchange Commission on April 17, 2015)

4.32	Translation of Share Purchase Agreement by and among Solar Power, Inc., Meitai Investment (Suzhou) Co., Ltd., Zhong Junhao, Li Jin, Tong Ling Hong Xin Ling Xiang Investment Partnership, Shanghai Yi Ju Sheng Yuan Investment Center, Shanghai Ninecity Investment Holding (Group) Ltd., Shanghai Yi Ju Sheng Quan Equity Investment Center, Shanghai Panshi Investment Co., Ltd. and Shanghai All-Zip Roofing System Group Co., Ltd. dated April 30, 2015 (incorporated by reference to Exhibit 10.1 to our current report on Form 8-K (file No. 000-50142) filed with the Securities and Exchange Commission on April 30, 2015)

4.33	Purchase Agreement by and between Solar Power, Inc. and Yes Yield Investments Limited dated May 4, 2015 (incorporated by reference to Exhibit 10.1 to our current report on Form 8-K (file No. 000-50142) filed with the Securities and Exchange Commission on May 7, 2015)

4.34	Option Agreement by and between Solar Power, Inc. and Yes Yield Investments Limited dated May 4, 2015 (incorporated by reference to Exhibit 10.2 to our current report on Form 8-K (file No. 000-50142) filed with the Securities and Exchange Commission on May 7, 2015)

4.35	Convertible Promissory Note Purchase Agreement by and between Solar Power, Inc. and Vision Edge Limited dated June 15, 2015 (incorporated by reference to Exhibit 10.1 to our current report on Form 8-K (file No. 000-50142) filed with the Securities and Exchange Commission on June 15, 2015)

4.36	Option Agreement by and between Solar Power, Inc. and Vision Edge Limited dated June 15, 2015 (incorporated by reference to Exhibit 10.2 to our current report on Form 8-K (file No. 000-50142) filed with the Securities and Exchange Commission on June 15, 2015)

4.37	Supply Agreement between EnSync, Inc. (formerly known as ZBB Energy Corporation) and Solar Power, Inc. dated July 13, 2015 (incorporated by reference to Exhibit 10.3 to our current report on Form 8-K (file No. 000-50142) filed with the Securities and Exchange Commission on April 17, 2015)

4.38	Governance Agreement between EnSync, Inc. (formerly known as ZBB Energy Corporation) and Solar Power, Inc. dated July 13, 2015 (incorporated by reference to Exhibit 10.2 to our current report on Form 8-K (file No. 000-50142) filed with the Securities and Exchange Commission on July 14, 2015)

4.39	Second Amended and Restated Agreement and Plan of Merger and Reorganization by and among Solar Power, Inc., SPI Energy Co., Ltd. and SPI Merger Sub, Inc. dated October 30, 2015 (incorporated by reference to Exhibit 2.1 of our current report on Form 8-K (file No. 000-50142) filed with the Securities and Exchange Commission on October 30, 2015)

8.1*	List of subsidiaries

11.1*	Code of Business Conduct and Ethics of the Registrant

12.1*	Certification of the Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification of the Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification of Principal Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification of Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Letter of Crowe Horwath LLP, dated November 24, 2014, regarding change in independent registered public accounting firm (incorporated by reference to Exhibit 16.1 of our current report on Form 8-K (file No. 000-50142) filed with the Securities and Exchange Commission on November 24, 2014)

15.2*	Consent of Independent Registered Public Accounting Firm—KPMG Huazhen LLP

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Calculation Presentation Document

*	Filed with this annual report on Form 20-F
**	Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on this Form 20-F on its behalf.

SPI Entergy Co., Ltd.

By:	/s/ Xiaofeng Peng
Name:	Xiaofeng Peng
Title:	Chief Executive Officer

Date: May 17, 2016

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

SPI Energy Co., Ltd.:

We have audited the accompanying consolidated balance sheets of SPI Energy Co., Ltd. and subsidiaries (the “Group”) as of December 31, 2014 and 2015, and the related consolidated statements of operations, comprehensive loss, stockholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2015. These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as of December 31, 2014 and 2015, and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2015, in conformity with U.S. generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Group will continue as a going concern. As further described in Note 2(a) to the consolidated financial statements, the Group has suffered significant losses from operations and has a negative working capital as of December 31, 2015. In addition, the Group has substantial amounts of debts that will become due for repayment in 2016. These factors raise substantial doubt about the Group’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2(a). The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group’s internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated May 17, 2016, expressed an adverse opinion on the effectiveness of the Group’s internal control over financial reporting.

/s/ KPMG Huazhen LLP

Shanghai, China

May 17, 2016

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

SPI Energy Co., Ltd.:

We have audited SPI Energy Co., Ltd. and subsidiaries (the “Group”)’s internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses related to 1) resources and expertise in relation to application of U.S. generally accepted accounting principles; 2) risk assessment procedures; 3) management review controls related to significant transactions; 4) internal communication processes, have been identified and included in management’s assessment set out in Management’s Annual Report on Internal Control over Financial Reporting. We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Group as of December 31, 2014 and 2015, and the related consolidated statements of operations, comprehensive loss, stockholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2015. These material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2015 consolidated financial statements, and this report does not affect our report dated May 17, 2016, which expressed an unqualified opinion on those consolidated financial statements.

In our opinion, because of the effect of the aforementioned material weakness on the achievement of the objectives of the control criteria, the Group has not maintained effective internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

The Group acquired Solar Juice Pty Ltd. during 2015, and management excluded from its assessment of the effectiveness of the Group’s internal control over financial reporting as of December 31, 2015, Solar Juice Pty Ltd.’s internal control over financial reporting associated with total assets of $32.8 million and total revenues of $35.4 million included in the consolidated financial statements of the Group as of and for the year ended December 31, 2015. Our audit of internal control over financial reporting of the Group also excluded an evaluation of the internal control over financial reporting of Solar Juice Pty Ltd.

/s/ KPMG Huazhen LLP

Shanghai, China

May 17, 2016

SPI ENERGY CO., LTD.

CONSOLIDATED BALANCE SHEETS

(In thousands, except for share and per share data)

	December 31, 2015	December 31, 2014
ASSETS
Current assets:
Cash and cash equivalents	$82,124	$156,540
Restricted cash	83,191	337
Bank deposits with maturity over three months	—	8,852
Short-term investments	—	27,354
Accounts receivable, net of allowance for doubtful accounts of $23,278 and $766, respectively	73,383	22,654
Notes receivable	3,541	—
Costs and estimated earnings in excess of billings on uncompleted contracts	32,426	73,742
Inventories, net	27,245	6,975
Project assets	35,355	73,930
Prepaid expenses and other current assets	41,197	10,930
Other receivable, related parties	2,589	—
Finance lease receivable	12,518	—

Total current assets	393,569	381,314
Intangible assets	4,526	560
Goodwill	75,969	66,045
Restricted cash, net of current portion	—	160
Accounts receivable, noncurrent	7,463	4,490
Other receivable, noncurrent	550	—
Notes receivable, noncurrent	6,399	6,611
Property, plant and equipment, net	125,793	106,438
Project assets, noncurrent	60,371	21,265
Derivative asset	2,328	—
Investment in an affiliate	13,950	—
Deferred tax assets, net	848	1,024
Finance lease receivable, noncurrent	17,804	—
Total assets	$709,570	$587,907

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$97,803	$76,778
Accounts payable, related parties	5,128	34,150
Notes payable	34,301	26,707
Accrued liabilities	26,741	11,288
Income taxes payable	4,002	3,648
Advance from customers	19,693	17,690
Short term borrowings	160,400	48,286
Convertible bonds	54,062	—
Other current liabilities, related parties	42	—
Other current liabilities	71,379	33,762
Total current liabilities	473,551	252,309
Financing and capital lease obligations	8,796	10,092
Convertible bonds	—	32,575
Long term borrowings	4,451	—
Deferred tax liability, net	4,199	3,680
Other noncurrent liabilities	2,015	27,143

Total liabilities	493,012	325,799

Commitments and contingencies	—	—
Stockholders’ equity:
Preferred stock, par $0.0001, 20,000,000 shares authorized; none issued and outstanding	—	—
Common stock, par $0.0001, 1,000,000,000 shares authorized, respectively; 639,065,172 and 568,847,967 shares issued and outstanding, respectively	64	57
Additional paid in capital	475,492	327,573
Accumulated other comprehensive loss	(16,509)	(4,252)
Accumulated deficit	(246,068)	(61,270)

Total equity attributable to the shareholders of the Company	212,979	262,108

Noncontrolling interests	3,579	—

Total stockholders’ equity	216,558	262,108

Total liabilities and stockholders’ equity	$709,570	$587,907

The accompanying notes are an integral part of these consolidated financial statements.

SPI ENERGY CO., LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except for share and per share data)

	For the Years Ended December 31,
	2015	2014
Net sales:
Net sales	$190,510	$91,642
Cost of goods sold:
Cost of goods sold	176,469	77,430
Provision for losses on contracts	5,932	2,055

Total cost of goods sold	182,401	79,485

Gross profit	8,109	12,157
Operating expenses:
General and administrative	76,747	8,286
Sales, marketing and customer service	39,428	1,401
Impairment charges	56,181	(2,043)

Total operating expenses	172,356	7,644

Operating (loss) income	(164,247)	4,513
Other income (expense):
Interest expense	(9,275)	(2,259)
Interest income	2,218	1,212
Loss on extinguishment of convertible bonds	—	(8,907)
Change in fair value of derivative asset/liability	(15,650)	972
Loss on investment in an affiliate	(2,493)	—
Net foreign exchange gain	4,412	1,498
Others	628	815

Total other expense, net	(20,160)	(6,669)

Loss before income taxes	(184,407)	(2,156)
Income tax expense	673	3,040

Net loss	$(185,080)	$(5,196)

Net loss attributable to noncontrolling interests	(282)	—

Net loss attributable to stockholders of the Company	$(184,798)	$(5,196)

Net loss per common share:
Basic and Diluted	(0.30)	(0.02)

Weighted average number of common shares used in computing per share amounts:
Basic and Diluted	612,047,053	307,005,057

The accompanying notes are an integral part of these consolidated financial statements.

SPI ENERGY CO., LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In thousands)

	For the Years Ended December 31,
	2015	2014
Net loss	$(185,080)	$(5,196)
Other comprehensive loss:
Foreign currency translation loss arising during the year	$(12,355)	(4,063)
Total comprehensive loss	$(197,435)	(9,259)
Comprehensive loss attributable to noncontrolling interests
Net loss attributable to noncontrolling interests	(282)	—
Foreign currency translation loss arising during the year	(98)	—
Comprehensive loss attributable to stockholders of the Company	$(197,055)	$(9,259)

The accompanying notes are an integral part of these consolidated financial statements.

SPI ENERGY CO., LTD.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(In thousands)

	Common Stock			Accumulated Deficit	Accumulated Other Comprehensive Loss	Equity attributable to Shareholders of the Company	Noncontrolling Interests	Total shareholders’ equity
	Shares	Amount	Additional Paid-In Capital
Balances at December 31, 2013	198,215	$20	$53,376	$(56,074)	$(189)	$(2,867)		$(2,867)
Net loss				(5,196)		(5,196)		(5,196)
Foreign currency translation adjustments					(4,063)	(4,063)		(4,063)
Issuance of Common Stock and option	369,948	37	263,491			263,528		263,528
Issuance of convertible bonds			10,313			10,313		10,313
Exercise of stock options	685		37			37		37
Stock-based compensation expense			356			356		356

Balances at December 31, 2014	568,848	$57	$327,573	$(61,270)	$(4,252)	$262,108		$262,108
Net loss				(184,798)		(184,798)	(282)	(185,080)
Acquisition of subsidiaries							3,945	3,945
Foreign currency translation adjustments					(12,257)	(12,257)	(98)	(12,355)
Issuance of Common Stock	70,148	7	91,913			91,920		91,920
Repurchase of Common Stock (see Note 22)	(10)	—	(20)			(20)		(20)
Debt forgiveness by LDK Group (see Note 30)			17,804			17,804	14	17,818
Exercise of stock options	79		29			29		29
Stock-based compensation expense			38,193			38,193		38,193
Balances at December 31, 2015	639,065	$64	$475,492	$(246,068)	$(16,509)	$212,979	$3,579	$216,558

The accompanying notes are an integral part of these consolidated financial statements.

SPI ENERGY CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	December 31, 2015	December 31, 2014
Cash flows from operating activities:
Net loss	$(185,080)	$(5,196)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	4,686	1,267
Amortization	862	572
Provision for inventory	2,493	—
Impairment charges	56,181	(2,043)
Loss on investment in ENS	2,493	—
Stock-based compensation expense	38,193	356
Loss on extinguishment of convertible bonds	—	8,907
Change in fair value of derivative assets/liability	15,650	(972)
Loss on disposal of fixed assets	71	1
Change in deferred taxes	188	(126)
Provision for losses on contracts	5,932	2,055
Non-cash interest expense	5,042	1,406
Operating income from solar system subject to financing obligation	(1,103)	(819)
Other non-cash expense	442	310
Changes in operating assets and liabilities
Accounts receivable	(86,369)	(1,272)
Other receivable, noncurrent	(550)	—
Notes receivable	(3,329)	—
Finance lease receivable	(31,183)	—
Costs and estimated earnings in excess of billings on uncompleted contracts	41,316	(73,742)
Restricted cash related to operating activities	(34,608)	(337)
Project assets	21,657	(55,066)
Inventories	(7,996)	3,838
Prepaid expenses and other assets	(25,580)	(5,020)
Accounts payable	605	37,556
Accounts payable, related party	(10,439)	(12,853)
Note payable	7,594	17,809
Advances from customers	1,773	17,690
Income taxes payable	312	2,942
Billings in excess of costs and estimated earnings on uncompleted contracts	—	(862)
Accrued liabilities and other liabilities	25,187	7,143
Other liabilities, related party	42	—

Net cash used in operating activities	(155,518)	(56,456)
Cash flows from investing activities:
Proceeds from repayment of interest bearing receivables	3,165	—
Proceeds from disposal of fixed assets	—	1
Investment in affiliates	(33,390)	(586)
Acquisitions of property, plant and equipment	(22,212)	(147)
Acquisitions of project assets	(22,740)	(1,295)
Prepayment for acquisitions of subsidiaries and project assets	(7,693)	—
Proceeds from uplift of bank deposit with maturity over three months upon maturity	14,175	—
Acquisitions of subsidiaries, net of cash acquired	(5,344)	(6,652)
Acquisition of short-term investments	(31,442)	(40,227)
Placement of bank deposit with maturity over three months	(5,323)	(8,852)
Proceeds from disposal of short-term investments	58,796	12,873

Net cash used in investing activities	(52,008)	(44,885)

	December 31, 2015	December 31, 2014
Cash flows from financing activities:
Proceeds from issuance of common stocks	62,029	167,885
Proceeds from line of credit and loans payable	254,608	47,467
Proceeds from loans on solarbao platform through Solar Energy	129,830	—
(Increase)/decrease in restricted cash	(48,032)	240
Proceeds from issuance of convertible bonds	20,000	46,000
Repayments of line of credit and loans payable	(196,184)	(4,250)
Repayment of loans on solarbao platform directly or through Solar Energy	(89,115)	—

Net cash generated from financing activities	133,136	257,342
Effect of exchange rate changes on cash	(26)	(492)

(Decrease)/increase in cash and cash equivalents	(74,416)	155,509
Cash and cash equivalents at beginning of year	156,540	1,031

Cash and cash equivalents at end of year	$82,124	$156,540

Supplemental cash flow information:
Interest paid	2,753	191
Non-cash activities:
Debt forgiveness from related party (Note 30) and non-controlling interests	17,818	—
Netting off balance due to/from related party	—	3,905
Netting off balance due to/from third party (Note 17)	548	—
Contribution of other assets to investment in affiliate	—	790
Coupons issued to settle accounts payable (Note 1)	10,942	—
Common Stock issued to acquire project assets (Note 22)	5,500	3,300
Common Stock issued to acquire subsidiaries (Note 22)	23,845	78,955
Common Stock issued to settle payable (Note 22)	726	—
Common Stock issued in connection with convertible bond extinguishment	—	11,000
Derivative liability issued to acquire project assets	—	983
Exchange of notes receivable and other assets to acquire project assets	—	9,448
Exchange of investment in affiliate to acquire project assets	—	8,912
Exchange of Beaver run accounts receivable to acquire inventory and other assets	—	2,296
Exchange of Apple Orchard accounts receivable to acquire inventory	—	7,887
Exchange of Seashore accounts receivable to acquire inventory	—	1,395

The accompanying notes are an integral part of these consolidated financial statements.

SPI ENERGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2015

(Amounts in US$ thousands, except share and per share data)

1.	Description of Business

SPI Energy Co., Ltd. (“SPI Energy” or the “Company”) was incorporated in the Cayman Islands on May 4, 2015 for the sole purpose of effectuating the redomicile of the Company’s predecessor, Solar Power, Inc., a California corporation (“SPI California”). The redomicile was approved by the shareholders of SPI California on May 11, 2015, pursuant to which one share of common stock of SPI California held by the shareholders was converted into one SPI Energy’s ordinary share. On January 4, 2016, SPI California completed the redomicile, resulting in SPI Energy becoming the publicly held parent company of SPI California. SPI Energy’s shares then began quotation on the OTC Markets under the symbol “SRGYY” effective January 4, 2016. On January 19, 2016, SPI Energy’s shares were listed on the Nasdaq Global Select Market and traded under the symbol “SPI”.

The Company and its subsidiaries (collectively the “Group”) is a provider of photovoltaic (“PV”) solutions for business, residential, government and utility customers and investors. The Group provides a full spectrum of engineering, procurement and construction services (“EPC”) to third party project developers, as well as develop, own and operate solar PV projects that sell electricity to the grid in multiple countries in Asia, North America and Europe.

Prior to 2014, the Group was primarily engaged in providing EPC services to developers in the U.S. Since 2014, the Group commenced its global project development business by ramping up its portfolio of global solar projects, including projects that the Group intends to hold in the long term and derive electricity generation revenue.

The major subsidiaries of the Company as of December 31, 2015 are summarized as below:

Major Subsidiaries	Abbreviation	Location
Xinwei Solar Engineering and Construction (Suzhou) Co., Ltd.	Xinwei Suzhou	China
Xinyu Xinwei New Energy Co., Ltd.	Xinyu Xinwei	China
Sinsin Renewable Investment Limited	Sinsin	Greece
Gonghe County Xinte Photovoltaic Co., Ltd.	Xinte	China
SPI Renewables Energy (Luxembourg) Private Limited Company S.a.r.l. (formerly known as CECEP Solar Energy (Luxembourg) Private Limited Company (S.a.r.l.)) and Italsolar S.r.l. (Note 3)	CECEP	Luxembourg, Italy
Solar Juice Pty Ltd. (Note 3)	Solar Juice	Australia
Solarbao E-commerce (HK) Limited	Solarbao E- commerce	Hong Kong
Jiangsu Solarbao Leasing Co., Ltd.	Jiangsu Solarbao	China
Yanhua Network Technology (Shanghai) Co., Ltd.	Yanhua Network	China
SPI Solar Japan G.K.	SPI Japan	Japan
Solar Power Inc UK Service Limited	SPI UK	United Kingdom

Solarbao E-commerce, Jiangsu Solarbao and Yanhua Network were incorporated by the Group in 2015 to raise interest bearing funds from individual investors through an online platform owned by Solar Energy E-Commerce (Shanghai) Limited (“Solar Energy”) for use in the purchases and leasing of solar related products to the Group or third party developers. Pursuant to the terms of the agreements entered with individual investors, Solar Energy, the Group and/or third party project developers, the Group incurs interest expenses in respect of the funds provided by individual investors (See Note 17). For those transactions of which the solar related products are leased to the third party developers, the Group earns finance lease income (See Note 2(r) and Note 10). As the Group use the on-line platform owned by Solar Energy which also served as an agent to collect funds from and repay funds to individual investors on behalf of the Group, the Group pay commission fee to Solar Energy for the services provided (See Note 30).

Solar Energy was incorporated in China on December 8, 2014 by Xiaofeng Peng (“Mr. Peng”), Min Xiahou and Jing Liu, who are the chairman of the Company’s board of directors, deputy chairman of the Company’s board of directors and former chief financial officer of the Group respectively. Solar Energy operates the “www.solarbao.com” e-commerce and investment platform which primarily targets retail customers residing in the PRC. On March 26, 2015, the Group, through Yanhua Network, entered into a series of contractual arrangements (“VIE Agreements”) with Solar Energy and its shareholders. The contractual arrangements include power of attorney, call option agreement, equity pledge agreement, and a consulting services agreement. As of the date of these consolidated financial statements, the Group has not established the legal enforceability of these contractual agreements described above including the registration of the equity pledge agreement in the relevant government bureau in the PRC. Therefore, the financial results of Solar Energy have not been included in the accompanying consolidated financial statements of the Company as the legal enforceability of the contractual agreements is yet to be established.

2.	Summary of Significant Accounting Policies

(a)	Basis of Presentation

The accompanying consolidated financial statements of the Group are prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The realization of assets and the satisfaction of liabilities in the normal course of business are dependent on, among other things, the Company’s ability to operate profitably, to generate cash flows from operations, and to pursue financing arrangements to support its working capital requirements.

The Group incurred a net loss of $185,080 and had operating cash outflow of $155,518 during the year ended December 31, 2015. The Group had accumulated deficit of $246,068 as of December 31, 2015. Working capital (current assets less current liabilities) levels have decreased significantly from $129,005 at December 31, 2014 to negative $79,982 at December 31, 2015. Further, the Company has outstanding debts that will be due for repayment during the year ending December 31, 2016.

These and other factors disclosed in these financial statements raise substantial doubt as to the Company’s ability to continue as a going concern. Management believes that it has developed a liquidity plan, as summarized below, that, if executed successfully, will provide sufficient liquidity to meet the Company obligations for a reasonable period of time.

•	Restructuring of liabilities

On March 15, 2016, the Group entered into a settlement agreement (“Settlement Agreement”) with Sinsin’s previous owners to extend its payment obligation of $46,038 (EUR42,396) arising from the business acquisition of Sinsin which was originally due for payment in 2016 and was included in Other current liabilities as of December 31, 2015. Pursuant to the Settlement Agreement, the Group paid EUR3,283 and pledged PV plants of 26.57 MW to Sinsin’s previous owners. Pursuant to the Settlement Agreement, the remaining EUR 39,113 is to be settled on or before November 30, 2017 with an interest rate of 6% per annum. Please refer to Note 31 (b)—Subsequent events for details.

•	Project assets financing

On March 28, 2016, the Group entered into a sales and leaseback arrangement with a third party leasing company through which the Group obtained proceeds of RMB140 million at an interest rate of 6.125% per annum, which will be repayable by lease instalments over a 10-year period. Please refer to Note 31 (c)—Subsequent events for details.

•	Equity investments from shareholders and management members

On May 10, 2016, certain shareholders and management members entered into share purchase agreements with the Group and agreed to purchase 75.99 million shares of common stock of the Company at an aggregate consideration of $57.68 million. Please refer to Note 31 (d)–Subsequent events for details.

•	New banking facilities

After the balance sheet date, the Group obtained banking facilities from two banks in the PRC. The banking facilities include letter of credits and bank loans and amounted to RMB600 million in total, and are available to the Group until March 2017 and May 12, 2017 respectively.

•	Delay in capital expenditure and improvement in working capital management

The Group has decided to postpone a substantial portion of its planned capital expenditures, including acquisition or development of project assets, for the next 12 months until liquidity position improve for management to be comfortable in incurring such or a portion of such expenditures. To actively manage the Group’s cash flow and working capital requirements, management expects to implement measures to closely monitor the Group’s inventory and project asset levels and manage the collection of the Group’s receivable balances.

While management believes that the measures in the liquidity plan will be adequate to satisfy its liquidity and cash flow requirements for the twelve months ending December 31, 2016, there is no assurance that the liquidity plan will be successfully implemented. Failure to successfully implement the liquidity plan will have a material adverse effect on the Group’s business, results of operations and financial position, and may materially adversely affect its ability to continue as a going concern. The consolidated financial statements do not include any adjustments related to the recoverability and classification of recorded assets or the amounts and classification of liabilities or any other adjustments that might be necessary should the Group be unable to continue as a going concern.

(b)	Principles of Consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All significant inter-company transactions and balances have been eliminated upon consolidation. For consolidated subsidiaries where the Group’s ownership in the subsidiary is less than 100%, the equity interest not held by the Group is shown as non-controlling interests. The Company was not the primary beneficiary of any variable interest entities during the years ended December 31, 2015 and 2014. The Company accounts for investments over which it has significant influence but not a controlling financial interest using the equity method of accounting. The Company deconsolidates a subsidiary when the Company ceases to have a controlling financial interest in the subsidiary. When control is lost, the parent-subsidiary relationship no longer exists and the parent derecognizes the assets and liabilities of the subsidiary.

(c)	Use of estimates

The preparation of the consolidated financial statements in conformity with US GAAP requires the Group to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant accounting estimates reflected in the Company’s consolidated financial statements include the allowance made for doubtful accounts receivable, inventory write-downs, the estimated useful lives of long-lived assets, the impairment of goodwill, long-lived assets and project assets, fair value of derivative liability, valuation allowance of deferred income tax assets, accrued warranty expenses, the grant-date fair value of share-based compensation awards and related forfeiture rates, and fair value of financial instruments. Changes in facts and circumstances may result in revised estimates. The current economic environment has increased the degree of uncertainty inherent in those estimates and assumptions.

(d)	Foreign currency translation and foreign currency risk

The functional currency of the Company and subsidiaries located in the United States is the United States dollar (“US$”). The functional currency of the Company’s subsidiaries located in the PRC, Europe and Australia are Renminbi (“RMB”), EURO (“EUR”) and AUD respectively. Transactions denominated in foreign currencies are re-measured into the functional currency at the rates of exchange prevailing when the transactions occur. Monetary assets and liabilities denominated in foreign currencies are re-measured into the functional currency at rates of exchange in effect at the balance sheet dates. Exchange gains and losses are included in the consolidated statements of operations.

The Group’s reporting currency is the US$. Assets and liabilities of subsidiaries, whose functional currency is not the US$, are translated into US$ using exchange rates in effect at each period end, and revenues and expenses are translated into US$ at average rates prevailing during the year. Gains and losses resulting from the translations of the financial statements of these subsidiaries into US$ are recognized as other comprehensive income in the statement of comprehensive income.

(e)	Fair value of financial instruments

The Group estimates fair value of financial assets and liabilities as the price that would be received from the sale of an asset or paid to transfer a liability (an exit price) on the measurement date in an orderly transaction between market participants. The fair value measurement guidance establishes a three-level fair value hierarchy that prioritizes the inputs into the valuation techniques used to measure fair value.

•	Level 1 — Valuation techniques in which all significant inputs are unadjusted quoted prices from active markets for assets or liabilities that are identical to the assets or liabilities being measured.

•	Level 2 — Valuation techniques in which significant inputs include quoted prices from active markets for assets or liabilities that are similar to the assets or liabilities being measured and/or quoted prices for assets or liabilities that are identical or similar to the assets or liabilities being measured from markets that are not active. Also, model-derived valuations in which all significant inputs and significant value drivers are observable in active markets are Level 2 valuation techniques.

•	Level 3 — Valuation techniques in which one or more significant inputs or significant value drivers are unobservable. Unobservable inputs are valuation technique inputs that reflect the Group’s own assumptions about the assumptions that market participants would use to price an asset or liability.

The Group uses quoted market prices to determine the fair value when available. If quoted market prices are not available, the Group measures fair value using valuation techniques that use, when possible, current market-based or independently-sourced market parameters, such as interest rates and currency rates.

(f)	Cash and cash equivalents

Cash and cash equivalents include cash on hand, cash accounts, interest bearing savings accounts and all highly liquid investments with original maturities of three months or less, and which are unrestricted as to withdrawal and use.

(g)	Restricted cash

Restricted cash represent bank deposits held as collateral for issuance of notes payable, letters of credit, or bank borrowings. Upon maturity of the notes payable and letters of credit as well as repayment of bank borrowings, the deposits are released and become available for general use by the Group. Restricted cash are reported within cash flows from operating, investing or financing activities in the consolidated statements of cash flows with reference to the purpose of being restricted. Restricted cash, which matures twelve months after the balance sheet date, is classified as non-current assets in the consolidated balance sheets.

(h)	Accounts Receivables and Allowance for Doubtful Accounts

The Group grants open credit terms to credit-worthy customers. Accounts receivable are primarily related to the Group’s EPC contracts. For EPC contracts in the PRC, the Group normally requests a down payment of 3%-10% upon signing of contract, payment of up to 90%-95% in 90 days after connection to the grid and customers’ acceptances of project completion, and the remaining balance of 5%-10% one year thereafter. For EPC projects in other countries, the payment terms were normally negotiated based on achievement of certain contractual milestones as follows: 5% payment upon submittal of engineering documents, 75% payment upon delivery of certain procurements, 10% payment upon completion of construction, and remaining 10% payment 30 days after final completion. Contractually, the Group may charge interest for extended payment terms and require collateral.

The Group maintains allowances for doubtful accounts for uncollectible accounts receivable. The Group regularly monitors and assesses the risk of not collecting amounts owed by customers. This evaluation is based upon a variety of factors, including an analysis of amounts current and past due along with relevant history and facts particular to the customer. The Group does not have any off-balance-sheet credit exposure related to its customers.

(i)	Notes Receivable

Notes receivable consists of non-interest bearing commercial bank acceptance notes received from EPC customers in China and a 15-year interest-bearing promissory note issued by a EPC customer out of China in 2013. As at December 31, 2015, all bank acceptances notes was due for settlement within the next 12 months after the balance sheet date and were classified as current assets on the consolidated balance sheet. The promissory note carries interests at LIBOR plus 460bps and is settled by pre-determined installments. Installment payments that fall due within 12 months and over 12 months after the balance sheet date are classified as current assets and non-current assets respectively on the consolidated balance sheet. As of December 31, 2015 and 2014, no allowance for losses was made against the notes receivable.

(j)	Inventories

Inventories are carried at the lower of cost or market, determined by the first in first out cost method. Provisions are made for obsolete or slow-moving inventories based on management estimates. Inventories are written down based on the difference between the cost of inventories and the market value based upon estimates about future demand from customers, specific customer requirements on certain projects and other factors. Inventory provision charges establish a new cost basis for inventory and charges are not subsequently reversed to income even if circumstances later suggest that increased carrying amounts are recoverable.

(k)	Project Assets

The Group acquires or constructs PV solar power systems (“project assets”) that are (i) held for development and sale or (ii) held for the Group’s own use to generate income or return from the use of the project assets. Project assets are classified as either held for development and sale or as held for use within property, plant and equipment based on the Group’s intended use of project assets. The Group determines the intended use of the project assets upon acquisition or commencement of project construction. Classification of the project assets affects the accounting and presentation in the consolidated financial statements. Transactions related to the project assets held for development and sale are classified as operating activities in the consolidated statements of cash flows and reported as sales and costs of goods sold in the consolidated statements of operations upon the sale of the project assets and fulfillment of the relevant recognition criteria. The costs to construct project assets intended to be held for own use are capitalized and reported within property, plant and equipment on the consolidated balance sheets and are presented as cash outflows from investing activities in the consolidated statements of cash flows. The proceeds from disposal of project assets classified as held for own use are presented as cash inflows from investing activities within the consolidated statements of cash flows.

Project assets costs consist primarily of capitalizable costs for items such as permits and licenses, acquired land or land use rights, and work-in-process. Work-in-process includes materials and modules, construction, installation and labor, capitalized interests and other capitalizable costs incurred to construct the PV solar power systems.

The project assets held for development and sale are reported as current assets on the consolidated balance sheets when upon completion of the construction of the project assets, the Group initiates a plan to is actively market the systems for immediate sale in their present condition to potential third party buyers subject to terms that are usual and customary for sales of these types assets and it is probable that the system will be sold within one year. Otherwise, the project assets held for development and sale are reported as non-current assets.

No depreciation expense is recognized while the project assets are under construction or classified as held for sale. If facts and circumstances change such that it is no longer probable that the PV solar systems will be sold within one year of the system’s completion date, the PV solar systems will be reclassified to property, plant and equipment and subject to depreciation charges.

For project assets held for development and sale, the Group considers a project commercially viable if it is anticipated to be sold for a profit once it is either fully developed or fully constructed. The Group also considers a partially developed or partially constructed project commercially viable if the anticipated selling price is higher than the carrying value of the related project assets plus the estimated cost to completion. The Group considers a number of factors, including changes in environmental, ecological, permitting, market pricing or regulatory conditions that affect the project. Such changes may cause the cost of the project to increase or the selling price of the project to decrease. The Group records an impairment loss of the project asset to the extent the carrying value exceed its estimated recoverable amount. The recoverable amount is estimated based on the anticipated sales proceeds reduced by estimated cost to complete such sales. In 2015, the Group provided impairment loss of $5,932 for certain project assets held for development and sale.

In addition to PV solar power systems that are developed for sale or held for the Group’s own use, the Group also invested in several PV solar power projects under engineering, procurement and construction (“EPC”) contracts with third party project owners during the year ended December 31, 2015 and 2014. In respect of these EPC contracts, there was mutual understanding between the Group and the respective project owners upon the execution of the EPC contracts that the title and ownership of the PV solar power systems would transfer to the Group upon the completion of construction. Management determined that the substance of the arrangements is for the Group to construct the PV solar power systems under the legal title of the project owners and with the title and ownership of the systems transferred to the Group upon the construction completion, at which time such title transfer is permitted under local laws. The project assets under construction were pledged to the Group before title transfer. Like normal project assets, classification in consolidated statement of cash flow as operating activities or investing activities for these project assets are based on the intention for own use or sale. Based on the Group’s intention to hold for own use, the projects costs incurred for these EPC contracts are presented as investing activities in the consolidated statement of cash flows. In 2015, the Group provided impairment loss of $10,853 for such project assets.

(l)	Property, plant and equipment

The Group reports its property, plant and equipment at cost, less accumulated depreciation. Cost includes the prices paid to acquire or construct the assets, interest capitalized during the construction period and any expenditure that substantially extends the useful life of an existing asset. The Group expenses repair and maintenance costs when they are incurred. Depreciation is recorded on the straight-line method based on the estimated useful lives of the assets as follows:

Plant and machinery	5 or 6.67 years
Furniture, fixtures and equipment	3 or 5 years
Computers	3 or 5 years
Automobile	3 or 5 years
Leasehold improvements	The shorter of the estimated life or the lease term
PV solar system	17, 20, 25 or 27 years

(m)	Intangible assets other than goodwill

Intangible assets consist of customer relationships, patents and software. Amortization is recorded on the straight-line method based on the estimated useful lives of the assets.

(n)	Impairment of long-lived assets

The Group’s long-lived assets include property, plant and equipment, project assets and other intangible assets with finite lives. The Group evaluates long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group be tested for possible impairment, the Group first compare undiscounted cash flows expected to be generated by that asset or asset group to its carrying amount. If the carrying amount of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying amount exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary. Any impairment write-downs would be treated as permanent reductions in the carrying amounts of the assets and a charge to operations would be recognized. Impairment losses on project assets of $10,853 and nil was recognized for the years ended December 31, 2015 and December 31, 2014, respectively.

(o)	Goodwill

Goodwill is an asset representing the future economic benefits arising from other assets acquired in a business combination that are not individually identified and separately recognized. Goodwill is reviewed for impairment at least annually. In September 2011, the FASB issued ASU 2011-08, Testing Goodwill for Impairment, which provides an entity the option to perform a qualitative assessment to determine whether it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount prior to performing the two-step goodwill impairment test. If this is the case, the two-step goodwill impairment test is required. If it is more-likely-than-not that the fair value of a reporting is greater than its carrying amount, the two-step goodwill impairment test is not required.

If the two-step goodwill impairment test is required, first, the fair value of the reporting unit is compared with its carrying amount (including goodwill). If the fair value of the reporting unit is less than its carrying amount, an indication of goodwill impairment exists for the reporting unit and the entity must perform step two of the impairment test (measurement). Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation and the residual fair value after this allocation is the implied fair value of the reporting unit goodwill. Fair value of the reporting unit is determined using a discounted cash flow analysis. If the fair value of the reporting unit exceeds its carrying amount, step two does not need to be performed.

The Group performs its annual impairment review of goodwill at December 31, and when a triggering event occurs between annual impairment tests. No impairment loss was recorded for any of the periods presented.

(p)	Product warranties

The Group offers the industry standard warranty up to 25 years PV modules and industry standard five to ten years on inverter and balance of system components. Due to the warranty period, the Group bears the risk of extensive warranty claims long after products have been shipped and revenues have been recognized. For the Group’s cable, wire and mechanical assemblies business, historically the related warranty claims have not been material. For the Group’s solar PV business, the greatest warranty exposure is in the form of product replacement.

During the quarter ended September 30, 2007 and continuing through the fourth quarter of 2010, the Group installed own manufactured solar panels. Other than this period, the Group only installed panels manufactured by unrelated third parties as well as the Company’s principal shareholder and formerly controlling shareholder, LDK and its subsidiaries (collectively the “LDK Group”). PV construction contracts entered into during the recent years included provisions under which the Group agreed to provide warranties to the customers. The warranty the Group offers to its customers is identical to the warranty offered to the Group by its suppliers, therefore, the Group passes on all potential warranty exposure and claims, if any, with respect systems sold by the Group to its suppliers. Due to the absence of historical material warranty claims and identical warranty terms, the Group has not recorded any additional warranty provision relating to solar energy systems sold since 2011. The warranty exposure before 2011 was estimated based on the Group’s own historical data in combination with historical data reported by other solar system installers and manufacturers.

(q)	Income taxes

The Group accounts for income taxes under the asset and liability method. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax reporting bases of assets and liabilities and are measured using enacted statutory tax rates applicable to future years. Realization of deferred tax assets is dependent upon the weight of available evidence, including expected future earnings. A valuation allowance is recognized if it is more likely than not that some portion, or all, of a deferred tax asset will not be realized. Should we determine that we would be able to realize deferred tax assets in the future in excess of the net recorded amount, we would record an adjustment to the deferred tax asset valuation allowance. This adjustment would increase income in the period such determination is made.

Profit from non-U.S. activities is subject to local country taxes but not subject to U.S. tax until repatriated to the U.S. It is the Group’s intention to permanently reinvest these earnings outside the U.S., subject to our management’s continuing assessment as to whether repatriation may, in some cases, still be in the best interests of the Group. The calculation of tax liabilities involves dealing with uncertainties in the application of complex global tax regulations.

The Company recognizes in the consolidated financial statements the impact of a tax position, if that position is more likely than not of being sustained upon examination, based on the technical merits of the position. In evaluating whether a tax position has met the more-likely-than-not recognition threshold, management presumes that the position will be examined by the appropriate taxing authority that has full knowledge of all relevant information. In addition, a tax position that meets the more-likely-than-not recognition threshold is measured to determine the amount of benefit to be recognized in the financial statements. The tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon settlement. The Group records interest and penalties related to an uncertain tax position, if and when required, as part of income tax expense in the consolidated statements of operations. No reserve for uncertainty tax position was recorded by the Group for the years ended December 31, 2015 and 2014.

(r)	Revenue recognition

Product sales

Revenue on product sales is recognized when there is evidence of an arrangement, title and risk of ownership have passed (generally upon delivery), the price to the buyer is fixed or determinable and collectability is reasonably assured. The Group makes determination of our customer’s credit worthiness at the time it accepts their initial order. For cable, wire and mechanical assembly sales, there are no formal customer acceptance requirements or further obligations related to our assembly services once the Group ships its products. Customers do not have a general right of return on products shipped therefore the Group makes no provisions for returns.

Construction contracts

Revenue on photovoltaic system construction contracts is generally recognized using the percentage-of-completion method of accounting, unless we cannot make reasonably dependable estimates of the costs to complete the contract or the contact value is not fixed, in which case we would use the completed contract method. Under the percentage-of-completion method, the Group measures the cost incurred on each project at the end of each reporting period and compares the result against the estimated total costs at completion. The costs incurred for construction contract mainly include the purchase costs of direct materials and solar modules, which are included in assessing percentage-of-completion when they have been permanently placed or affixed to the solar power system as required by engineering designs. The percentage of cost incurred determines the amount of revenue to be recognized. Payment terms are generally defined by the contract and as a result may not match the timing of the costs incurred by the Group and the earnings accrued thereon. Such differences are recorded as costs and estimated earnings in excess of billings on uncompleted contracts (an asset account) or billings in excess of costs and estimated earnings on uncompleted contracts (a liability account). For the years ended December 31, 2015 and 2014, $2,161 and $5,600 of progress payments have been netted against contracts costs disclosed in the account costs and estimated earnings in excess of billings on uncompleted contracts.

The percentage-of-completion method requires the use of various estimates, including, among others, the extent of progress towards completion, contract revenues and contract completion costs. Contract revenues and contract costs to be recognized are dependent on the accuracy of estimates, including direct material and labor costs and those indirect costs related to contract performance, such as indirect labor, supplies, tools, repairs, and depreciation costs. The Group has a history of making reasonable estimates of the extent of progress towards completion, contract revenues and contract completion costs. However, due to uncertainties inherent in the estimation process, it is possible that actual contract revenues and completion costs may vary from estimates. Under the completed-contract method, contract costs are recorded to a deferred project costs account and cash received are recorded to a liability account during the periods of construction. All revenues, costs, and profits are recognized in operations upon completion of the contract. A contract is considered complete and revenue recognized when all costs except insignificant items have been incurred and final acceptance has been received from the customer and receivables are deemed to be collectible. Provisions for estimated losses on uncompleted contracts, if any, are recognized in the period in which the loss first becomes probable and reasonably estimable. For the years ended December 31, 2015 and 2014, no estimated losses on uncompleted contracts have been recorded.

Sales of project assets

The Group recognizes the revenue for project assets sales with the concurrent sale or the concurrent lease of the underlying land, whether explicit or implicit in the transaction, in accordance with ASC 360-20, Real Estate Sales. For these transactions, the Group has determined that the project asset sale represents the sale of real estate and is therefore subject to the revenue recognition guidance applicable to real estate. A PV solar system is determined to be integral equipment when the cost to remove the equipment from its existing location, ship and reinstall at a new site, including any diminution in fair value, exceeds ten percent of the fair value of the equipment at the time of original installation. Generally, the Group recognizes revenue and profit using the full accrual method once the sale is consummated, the buyer’s initial and continuing investments are adequate to demonstrate its commitment to pay, the receivable from buyer is not subject to any future subordination, and the Group has transferred the usual risk and rewards of ownership to the buyer.

If the criteria for recognition under the full accrual method are met except that the buyer’s initial and continuing investment is less than the level determined to be adequate, then the Group will recognize revenue using the installment method. Under the installment method, the Group record revenue up to the costs incurred and apportion each cash receipt from the buyer between cost recovered and profit in the same ratio as total cost and total profit bear to the sales value.

If the Group retains some continuing involvement with the project assets and do not transfer substantially all of the risks and rewards of ownership, profit shall be recognized by a method determined by the nature and extent of the continuing involvement, provided the other criteria for the full accrual method are met. In certain cases, the Group may provide the customers guarantees of system performance or uptime for a limited period of time and the Group’s exposure to loss is contractually limited based on the terms of the applicable agreement. In accordance with real estate sales accounting guidance, the profit recognized is reduced by the maximum exposure to loss (and not necessarily the most probable exposure), until such time that the exposure no longer exists.

Other forms of continuing involvement that do not transfer substantially all of the risks and rewards of ownership preclude revenue recognition under real estate accounting and require the Group to account for any cash payments using either the deposit or financing method. Such forms of continuing involvement may include contract default or breach remedies that provide the Group with the option or obligation to repurchase the project assets. Under the deposit method, cash payments received from customers are reported as deferred revenue for the project assets on the consolidated balance sheet, and under the financing method, cash payments received from customers are considered debt and reported as the financing and capital lease obligations on the consolidated balance sheet.

Financial service revenue

The Group records financial services revenue associated with finance leases. The Group records a finance lease receivable and de-recognizes the leased equipment at lease inception. The finance lease receivable is recorded at the aggregate future minimum lease payments, estimated unguaranteed residual value of the leased equipment less unearned income. Residual values, which are reviewed periodically, represent the estimated amount the Group expect to receive at lease termination from the disposition of the leased equipment. Actual residual values realized could differ from these estimates. The unearned income is recognized in Net sales-financial service revenue in the consolidated statements of operations over the lease term, in a manner that produces a constant rate of return on the lease.

The lease receivables expected to be received within one year after the balance sheet date is classified as current finance lease receivable and the lease receivable expected to be received over one year after the balance sheet date is classified as noncurrent finance lease receivable.

As discussed in Note 1) above and Note 17, the Group raised funds from individual investors through the on-line platform of Solar Energy to purchase solar related products for leasing to third party project developer with guarantees of fund principle repayment provided by the Group. Although a tri-party lease agreement is signed among the individual investors, the Group and the third party developer with individual investors as legal lessor and the third party developers as legal lessee, the Group is considered as the accounting lessor in substance because 1) the lease terms, rate of return on the investment funds from individual investors, the initial purchase price and the lease rental of the solar related products payable by the PV developers and the purchase contract of the solar related products entered with manufacturer are negotiated and concluded by the Group without any involvement by the individual investors; and 2) individual investors are entitled to a minimum interest rate as return that are guaranteed by the Group in respect of their funds provided and does not take credit risk in respect of any default payment by the lessee nor risk of claim on the leased assets; 3) the Group is subject to the credit risk as a principal of the lease transaction and has unconditional commitment to return the funds to the individual investors and assume the title of the leased asset after the lock-up period. In substance, the individual investors provided funds (as lender) to finance the Group (as borrower) for its purchases of the Underlying PV Products for leasing to third party in return for a fixed return. In this regard, lease accounting is adopted with Group as accounting lessor and the third party developer as accounting lessee under finance lease in the Group’s consolidated financial statements upon the inception of the leases.

The Group recognized interest earned on finance leases as “Net sales-financial service revenue” in the amount of $1,486 and nil in 2015 and 2014, respectively.

Services revenue under power purchase agreements

The Group derives services revenues from PV solar systems held for own use through the sale of energy to grid operators pursuant to terms set forth in power purchase agreements or local government regulations (“PPAs”). The Group has determined that none of the PPAs contains a lease since (i) the purchaser does not have the rights to operate the project assets, (ii) the purchaser does not have the rights to control physical access to the project assets, and (iii) the price that the purchaser pays is at a fixed price per unit of output. Revenue is recognized based upon the output of electricity delivered multiplied by the rates specified in the PPAs, assuming all other revenue recognition criteria are met.

Operation and maintenance revenue is billed and recognized as services are performed. Costs of these revenues are expensed in the period they are incurred.

(s)	Stock-based compensation

The Group’s share-based payment transactions with employees, such as restricted shares and share options, are measured based on the grant-date fair value of the equity instrument issued. The fair value of the award is recognized as compensation expense, net of estimated forfeitures, over the period during which an employee is required to provide service in exchange for the award, which is generally the vesting period.

(t)	Derivative instruments

The Group enters into derivative financial instrument arising from the business combination as mentioned in Note 3 and the investment as mentioned in Note 12 to the consolidated financial statements. The Group recognizes all derivative instruments as either assets or liabilities in the balance sheet at their respective fair values. Changes in the fair value are recognized in earnings.

(u)	Capitalized interest

The Group’s policy is to capitalize interest cost incurred on debt during the construction of major projects exceeding three months. A reconciliation of total interest cost to “Interest Expense” as reported in the consolidated statements of operations for 2015 and 2014 is as follows:

	December 31, 2015	December 31, 2014
Interest cost capitalized	$2,268	$—
Interest cost charged to income	9,275	2,259

Total interest cost	$11,543	$2,259

(v)	Advertising

Advertising costs amounted to $22,448 and nil in 2015 and 2014, respectively which are expensed as incurred and are included in general and administrative expenses in the consolidated statements of operations.

(w)	Commitments and contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated. Legal and other fees incurred in connection with loss contingencies are expensed as incurred.

(x)	Recently Adopted and Recently Issued Accounting Guidance

In May 2014, the Financial Accounting Standards Board (“FASB”), issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers, which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. ASU 2014-09 will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective. This ASU was originally effective for fiscal years and interim periods beginning after December 15, 2016. In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers (“ASU 2015-14”), which amends ASU 2014-09 and defers its effective date to fiscal years and interim reporting periods beginning after December 15, 2017. ASU 2015-14 permits earlier application only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. The Company is currently evaluating the impact of this standard on the consolidated financial statements.

In August 2014, the FASB issued ASU No. 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern, to provide guidance on management’s responsibility in evaluating whether there is substantial doubt about a company’s ability to continue as a going concern and to provide related footnote disclosures. ASU 2014-15 is effective for annual periods ending after December 15, 2016 and interim periods within annual periods beginning after December 15, 2016, with early adoption permitted. The Group is currently evaluating the impact of this standard on the Group’s consolidated financial statements.

In January 2015, the FASB issued ASU No. 2015-01, Income Statement — Extraordinary and Unusual Items (Subtopic 225- 20), which eliminates the concept of reporting for extraordinary items. ASU 2015-01 is effective for the Group for fiscal years, and interim periods within those fiscal years, beginning on January 1, 2016. The Group is currently evaluating the impact of this standard on the Group’s consolidated financial statements.

On February 18, 2015, the FASB issued ASU No. 2015-02, Consolidation, which reduces the number of consolidation models and simplifies the current standard. Entities may no longer need to consolidate a legal entity in certain circumstances based solely on its fee arrangements when certain criteria are met. ASU 2015-02 reduces the frequency of the application of related-party guidance when determining a controlling financial interest in a variable interest entity. ASU 2015-02 is effective for the Group’s fiscal year ending December 31, 2016. The Group is currently evaluating the impact of this standard on the Group’s consolidated financial statements.

In April 2015, the FASB issued ASU No. 2015-03, Interest — Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs. ASU 2015-03 requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability. ASU 2015-03 is effective for the Group on a retrospective basis on January 1, 2016. Early adoption is permitted, but only for debt issuance costs that have not been reported in financial statements previously issued or available for issuance. The Group is currently evaluating the impact of this standard on the Group’s consolidated financial statements.

In July 2015, the FASB issued ASU No. 2015-11, Simplifying the Measurement of Inventory. ASU 2015-11 applies to inventory that is measured using the first-in, first-out (“FIFO”) or average cost method and requires measurement of that inventory at the lower of cost and net realizable value. Net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. This ASU is effective for fiscal years, and interim periods within those years, beginning after December 15, 2016. Early adoption is permitted. The Group is currently evaluating the impact of this standard on the Group’s consolidated financial statements.

In July 2015, the FASB issued ASU No. 2015-16, Business Combinations (Topic 805): Simplifying the Accounting for Measurement Period Adjustments. ASU 2015-16 requires that an acquirer recognize adjustments to provisional amounts that are identified during the measurement period in the reporting period in which the adjustment amounts are determined. This ASU requires that the acquirer record, in the same period’s financial statements, the effect on earnings of changes in depreciation, amortization, or other income effects, if any, as a result of the change to the provisional amounts, calculated as if the accounting had been completed at the acquisition date. Any current period adjustments to provisional amounts that would have impacted a prior period’s earnings had they been recognized at the acquisition date are required to be presented separately on the face of the income statement or disclosed in the notes. This ASU is effective for fiscal years beginning after December 15, 2015, including interim periods within those fiscal years. This ASU should be applied prospectively to adjustments to provisional amounts that occur after the effective date of this ASU with earlier application permitted for financial statements that have not been issued. Therefore the amendments in ASU 2015-16 became effective for the Group as of the beginning of 2015 fiscal year. The adoption of this ASU has no impact on the Group’s consolidated financial statements.

In November 2015, the FASB issued ASU No. 2015-17, Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes. ASU 2015-17 requires that deferred tax liabilities and assets be classified as noncurrent in a classified balance sheet. The current requirement that deferred tax liabilities and assets of a tax-paying component of an entity be offset and presented as a single amount is not affected by the amendments in this ASU. This ASU are effective for financial statements issued for annual periods beginning after December 15, 2016, and interim periods within those annual periods. Early adoption is permitted. The Group has elected to adopt this update as of the fourth quarter of fiscal 2015. The adoption of this ASU has no impact on the Group’s consolidated balance sheet since all deferred tax liabilities and assets have been reported as noncurrent in the Group’s consolidated balance sheet as of December 31, 2014.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). Under the new guidance, lessees will be required to recognize the following for all leases (with the exception of short-term leases) at the commencement date: (1) a lease liability, which is a lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis; and (2) a right-of-use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term. Under the new guidance, lessor accounting is largely unchanged. Certain targeted improvements were made to align, where necessary, lessor accounting with the lessee accounting model and Topic 606, Revenue from Contracts with Customers. The new lease guidance simplified the accounting for sale and leaseback transactions primarily because lessees must recognize lease assets and lease liabilities. Lessees (for capital and operating leases) and lessors (for sales-type, direct financing, and operating leases) must apply a modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements. The modified retrospective approach would not require any transition accounting for leases that expired before the earliest comparative period presented. Lessees and lessors may not apply a full retrospective transition approach. ASU 2016-02 is effective for public companies for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years, with early adoption permitted. The Group is currently evaluating the impact of this standard on the Group’s consolidated financial statements.

(y)	Reclassifications

Certain prior period balances have been reclassified to conform to the current period presentation in the Group’s consolidated financial statements and the accompanying notes. Such reclassifications had no effect on previously reported results of operations or accumulated deficit.

3.	Business Acquisitions

(a)	Acquisition of CECEP

On January 15, 2015, the Group entered into a stock purchase agreement (the “CECEP Purchase Agreement”) with CECEP Solar Energy Hong Kong Co., Limited (“CECEP HK”). Pursuant to the CECEP Purchase Agreement, the Group agreed to purchase 100% equity interests in CECEP from CECEP HK.

Through its respective wholly and non-wholly owned subsidiaries in Italy, CECEP are engaged in the development, management and operation of energy projects and facilities dedicated to the production of alternative energy sources through four photovoltaic plants with a total capacity of 4.3 MW in Italy.

The purchase consideration of CECEP consists of cash and the Company’s common stock. In addition to the purchase considerations, the Group is also required to settle the borrowings in the amount of Euro 7,870 (equivalent to $8,967) due to CECEP HK on behalf of CECEP (“Payable Settlement”). Including the Payable Settlement, the Group was required to settle cash of Euro 3,125 (equivalent to $3,561) (“Cash Settlement”) and 5,722,977 shares of the Company’s common stock. The Cash Settlement was fully settled in the form of several installments in March and April 2015. The Stock Consideration was settled on January 30, 2015 by the Group, and the common stock was subject to a three-month lockup period as agreed in the CECEP Purchase Agreement. The acquisition was consummated on February 16, 2015 upon completion of all closing conditions.

The Group issued 5,722,977 shares of its Common Stock to CECEP HK on January 30, 2015. The fair value of the Stock Consideration was determined to be $8,269, which was based on the closing market price of the Company’s common stock on the acquisition date of February 16, 2015, with adjustments for the lockup period and other factors.

The acquisition has been accounted for under ASC 805 Business Combinations. The Group made estimates and judgments in determining the fair value of acquired assets and liabilities, based on management’s experiences with similar assets and liabilities and with the assistance from an independent valuation firm. The allocation of the purchase price is as follows:

Identifiable assets acquired and liabilities assumed
Cash and cash equivalents	$1,389
Accounts receivable	394
Other receivable	1,137
Property, plant and equipment	11,041
Deferred tax asset	180
Accounts payable	(244)
Income tax payable	(130)
Other accrued liabilities	(1,234)
Loans payable	(884)

Identifiable net assets acquired (a)	11,649
Consideration and Payment Settlement (b)	11,830

Non-controlling interests (c)	1,236

Goodwill (b+c-a)	$1,417

During the period from the acquisition date to December 31, 2015, CECEP contributed revenue of $1,395 and earnings of $242 to the Group’s consolidated results.

Goodwill primarily represents the expected synergies from combining operations of the Group and CECEP, which are complementary to each other, and any other intangible benefits that would accrue to the Group that do not qualify for separate recognition.

Pro forma financial information is not presented for the acquisition of CECEP as its revenue and earnings were not material to the consolidated statements of operations.

(b)	Acquisition of Solar Juice

On March 31, 2015, the Group agreed to acquire 80% of equity interests in Solar Juice Pty Ltd. (“Solar Juice”), an Australian company, from its shareholders (the “Solar Juice Sellers”) pursuant to a share purchase agreement (“Solar Juice Purchase Agreement”) entered between the Group and the Solar Juice Sellers. The acquisition was consummated on May 28, 2015 upon completion of all closing conditions.

The purchase consideration consisted of 14,073,354 shares of the Company’s common stock (“Consideration”). The fair value of the Consideration was determined to be $15,578, which was based on the closing market price of the Company’s common stock on the acquisition date of May 28, 2015, with adjustment for the lockup period and other factors. The lockup period end for shares of 2,638,754 and 6,157,092 are three-month and nine-month after the closing date respectively. The earliest date of lockup period end for another 2,638,753 shares and the remaining 2,638,753 shares are December 31, 2016 and 2017 respectively, subject to the fulfillment of certain conditions by Solar Juice.

The acquisition has been accounted for under ASC 805 Business Combinations. The Group made estimates and judgments in determining the fair value of acquired assets and liabilities, based on management’s experiences with similar assets and liabilities and with the assistance from an independent valuation firm. The allocation of the purchase price is as follows:

Identifiable assets acquired and liabilities assumed
Cash and cash equivalents	$1,037
Accounts receivable	6,124
Inventories, net	14,728
Prepaid expenses and other current assets	263
Other current assets	525
Intangible assets	4,579
Property, plant and equipment net	301
Deferred tax asset	295
Accounts payable	(10,934)
Accrued liabilities	(534)
Prepaid income tax	89
Advance from customers	(230)
Short term borrowings	(4,305)
Deferred tax liability	(1,889)

Identifiable net assets acquired (a)	10,049
Consideration (b)	15,578

Non-controlling interests (c)	2,709

Goodwill (b+c-a)	$8,238

During the period from the acquisition date to December 31, 2015, Solar Juice contributed revenue of $35,452 and losses of $1,269 to the Group’s consolidated results.

Solar Juice is engaged in the distribution of solar photovoltaic panels, solar inverters and other energy efficient solutions, both domestically and internationally. As a result of the acquisition of Solar Juice, the Group would be able to have immediate access to the solar PV market in Australia, New Zealand and South East Asia, which could enhance the Group’s development of PV projects in those markets. Goodwill primarily represents such expected synergies the Group obtained from the acquisition.

Pursuant to Solar Juice Purchase Agreement, the Group was granted a call option by the Solar Juice Sellers to acquire remaining 20% equity interest in Solar Juice from them. The exercise price per share of the call option is to be determined based on Solar Juice’s earnings before interest, taxation, depreciation and amortization (“EBITDA”) per share for the year ended December 31, 2015 multiplied by six. The acquisition consideration will be settled with the Company’s common stock if the Group exercises the option. The number of shares to be issued by the Company will be determined by the share price on the exercise date. The call option will be expired on May 28, 2016 and meets the definition of a derivative. The Group recognized the call option at its fair value of $420 as of the inception date as a derivative asset in Other current assets on the consolidated balance sheet. Loss arising from change in fair value of $420 was recorded as Other income (expense)-Change in market value of derivative asset/liability in the consolidated statement of operations for the year ended December 31, 2015. The fair value measurement of this call option was further discussed in Note 13 — Fair value measurement.

The following table provides unaudited pro forma consolidated results of the Group for the years ended December 31, 2015 and 2014 as if Solar Juice had been acquired as of January 1, 2014.

	Pro forma year ended December 31,
	2015	2014
	(Unaudited)	(Unaudited)
Net sales	$214,953	$171,038
Net loss	(184,296)	(3,699)
Basic and diluted earnings per share	(0.30)	(0.01)

The unaudited pro forma results do not include any anticipated cost savings or other effects of future integration efforts. Unaudited pro forma amounts are not necessarily indicative of results had the 2015 acquisition occurred on January 1, 2014.

(c)	Acquisition of EnSync, Inc.

On April 17, 2015, the Company and EnSync, Inc. (formerly known as ZBB Energy Corporation) (“ENS”), a Wisconsin corporation, entered into a Securities Purchase Agreement pursuant to which ENS will issue and sell to the Group for an aggregate cash purchase price of $33,390 of (i) 8,000,000 shares of ENS’s common stock based on a purchase price per common share of $0.6678 (the “Purchased Common Stock”) and (ii) 28,048 shares of the ENS’s convertible preferred stock (the “Convertible Preferred Stock”) which are convertible into an aggregate of 42,000,000 shares of common stock, representing a purchase price of $0.6678 per common stock on an as-if converted basis. The Convertible Preferred Stock will be convertible over a four-year period with 25% becoming convertible in each of the next four years if the Company meets certain conditions relating to the Company’s purchases of minimum megawatt of solar related products from ENS in each of the next four years as set out in the Securities Purchase Agreement. The purchase prices of the products are not fixed or determinable in the agreements, but ENS shall not at any time sell a lower quantity of the products under similar terms and conditions to other buyers at prices below those provided to the Company. The conversion is subject to adjustment for stock splits, stock dividends, and other designated capital events. ENS also entitles the Company to acquire 50,000,000 shares of ENS’s common stock (the “Warrant”) for an aggregate amount of $36,729, or $0.7346 per share, subject to adjustment for stock splits, stock dividends, and other designated capital transactions. The consummation of the Securities Purchase Agreement is subject to certain closing conditions.

ENS develops, licenses, and manufactures innovative energy management systems solutions serving the commercial and industrial building utility and off-grid markets.

On July 13, 2015, all closing conditions relating to the Securities Purchases Agreement were met and the Purchased Common Stock, Convertible Preferred Stock and Warrant were issued to the Company. The Purchased Common Stock represents approximately 16.8% of the outstanding common stock of ENS as at July 13, 2015. Additionally, assuming the full conversion of the Convertible Preferred Stock (and that no other shares of common stock of ENS are issued), the Company would own greater than a majority of the outstanding common stock of ENS.

The Company also entered into a supply agreement with ENS pursuant to which ENS will sell and the Company will purchase certain products offered by ENS from time to time, including energy storage systems for solar projects (the “Supply Agreement”). Convertibility of the Convertible Preferred Stock is dependent upon the Company making purchases of and payments for energy storage systems under the Supply Agreement as follows: the first one-fourth (the “Series C-1 Preferred Stock”) of the Convertible Preferred Stock only become convertible upon the receipt of final payment for 5 megawatts (“MW”) that are purchased by the Company in accordance with the Supply Agreement; the second one-fourth (the “Series C-2 Preferred Stock”) only become convertible upon the receipt of final payment for an aggregate of 15 MW worth of the Supply Agreement; the third one-fourth (the “Series C-3 Preferred Stock”) only become convertible upon the receipt of final payment for an aggregate of 25 MW worth of the Supply Agreement; and the last one fourth (the “Series C-4 Preferred Stock”) only become convertible upon the receipt of final payment for an aggregate of 40 MW worth of the Supply Agreement. If the Company complies with the provisions of the Supply Agreement, it will make sufficient purchases for each tranche of the Convertible Preferred Stock to vest and become convertible over the next four years. However, the Convertible Preferred Stock will become convertible at any time when the relevant payments are received by ENS for the specified purchases, even if the payments are made later or earlier than the schedule set out in the Supply Agreement. As of December 31, 2015, there is no any purchase made by the Group under the Supply Agreement and therefore no Convertible Preferred Stock could be converted into the Common Stock of ENS.

The Convertible Preferred Stock possesses no voting rights except as required by law or for certain matters specified in the agreement. The Convertible Preferred Stock are perpetual, are not eligible for dividends, and are not redeemable. Besides, so long as any shares of Convertible Preferred Stock are outstanding, ENS may not pay dividends on its common stock and may not redeem more than $100 in common stock per year. The Convertible Preferred Stock has a liquidation preference equal to the greater of $28,048 and the distribution of the entire assets on an as-converted basis.

The Warrant vests and becomes exercisable once the Group purchases and pays for 40 MW of the Supply Agreement, and will not vest or become exercisable if those purchases and payments do not occur before the termination of the Warrant, which will occur, whether the Warrant has vested or not, on July 13, 2019. Prior to exercise, the Warrant provides the Company with no voting rights. The Warrant may not be partially exercised. As the closing price of ENS’s common stock at December 31, 2015 was below the exercise price of the Warrant, the Warrant was out-of-the-money at that date.

In connection with the Securities Purchase Agreement, the Company entered into a governance agreement with ENS (the “Governance Agreement”). Under the Governance Agreement, the Company is entitled to nominate one director to the board of directors of ENS for so long as the Company holds at least 10,000 convertible preferred shares or 25 million shares of common stock or common stock equivalents (the “Requisite Shares”). Additionally, for so long as the Company holds the Requisite Shares (1) following the time at which the Series C-2 Preferred Stock shall have become convertible in full, the Group shall be entitled to nominate a total of two directors and (2) following the time at which the Series C-3 Preferred Stock shall have become convertible in full, the Company shall be entitled to nominate a total of three directors. Provided in no event shall the Company be entitled to nominate a number of directors to the Board that would represent a percentage of the Board greater than the percentage determined by dividing the number of Common Stock Equivalents held by the Company by the sum of (A) the total shares of ENS’s Common Stock outstanding and (B) the number of shares of Common Stock into which the Preferred Stock held by the Company is convertible.

The Group accounts for the investment in the Purchased Common Stock under the equity method with balances recorded under Investment in an affiliate on the consolidated balance sheet. The Group includes its proportionate share of net earnings or loss attributable to common stockholders under loss on investment in an affiliate in the consolidated statements of operations (See Note 12 - Investment in an affiliate). The Group records the investment in the Convertible Preferred Stock at cost less provision for permanent decline in value under Investment in an affiliate on the consolidated balance sheet. The Group accounts for the Warrant as a derivative asset at fair value which is included in Derivative asset, noncurrent on the consolidated balance sheet. The derivative asset was initially recorded at its fair value of $16,947. The decrease in fair value of $14,619 was recorded under Other income (expenses) -Change in fair value of derivative asset/liability in the consolidated statement of operations for the year ended December 31, 2015. The total consideration of $33,390 less the fair value of warrants as of July 13, 2015 was allocated, based on relative fair value, between the investments in the Purchased Common Stock and in the Convertible Preferred Stock, which were initially recorded at $3,244 and $13,199, respectively.

4.	Restricted cash

At December 31, 2015 and December 31, 2014, the Group had restricted bank deposits of $83,191 and $337 respectively. The restricted bank deposits as at December 31, 2015 represents guarantee deposits, which primarily include reserves of $34,286 for bank acceptance notes issued by the Group to suppliers with maturity period of 6 months, reserves of $689 for letters of credit issued by the Group to suppliers and reserves of $48,192 for short term loans of RMB312 million from PRC commercial banks. Subsequently, the restricted cash of $46,312 was released to the Group since the guaranteed loan was repaid on January 4, 2016.

5.	Short-term investments

In November 2014, the Group invested $27,354 (equivalent to RMB170 million) in two financial products managed by banks in the PRC. The investments were both principal protected with estimated but not guaranteed return rate of 4.5% and 5% per annum respectively. One financial product of $19,309 (equivalent to RMB120 million), was pledged as security deposit for a one-year short term loan of $5,506 (equivalent to RMB35 million) borrowed from the same PRC bank in December 2014. Both of the investments were redeemed in full on maturity date during the year ended December 31, 2015, and the fund was released to the Group’s bank accounts upon the maturity of the investments. The total investment income was $488 and $144 for the years ended December 31, 2015 and 2014 respectively and was recorded as interest income.

6.	Accounts Receivable

Accounts receivable, current and non-current, mainly represent amounts due from customers for 1) sales of Solar PV projects; 2) rendering of EPC services; 3) supply of electricity under power supply agreements (“PPA”); and 4) sales of solar PV related components.

The allowance for doubtful accounts is provided against gross accounts receivable balances based on the Group’s best estimate of the amount of probable credit losses in the Group’s accounts receivable. The Group grants credit terms to credit-worthy customers. Terms vary per contract terms and range from 30 to 90 days. Contractually, the Group may charge interest for extended payment terms and require collateral. The Group regularly monitors and assesses the risk of not collecting amounts owed by customers. This evaluation is based upon a variety of factors, including an analysis of amounts current and past due along with relevant history and facts particular to the customer. The Group does not have any off-balance-sheet credit exposure related to its customers.

The movements of allowance for doubtful accounts are as follows:

	2015	2014
Balance as at January 1	$766	$5,887
Addition	36,468	—
Written off	(616)	(2,142)
Written back	(65)	(2,979)

Balance as at December 31	$36,553	$766

The ageing of accounts receivable as of December 31, 2015 and 2014 consisted of the followings:

	December 31, 2015			December 31, 2014
	Gross	Allowance	Net	Gross	Allowance	Net
Current	26,054	(60)	25,994	22,670	(16)	22,654
0-90 days past due	65,737	(22,664)	43,073
91-180 days past due	3,488	—	3,488	—	—	—
181-365 days past due	582	—	582	—	—	—
over 1 year past due	14,075	(13,829)	246	750	(750)	—

Total	$109,936	$(36,553)	$73,383	$23,420	$(766)	$22,654

Included in the current receivable balances arising from EPC services as at December 31, 2015 were $12,964 due from Xinyu Realforce Energy Co., Ltd. (“Realforce”). In the second half of 2014, the Group entered into an EPC contract with Realforce, a customer in the PRC, to construct a 21MW rooftop PV station. The construction of the PV station was completed prior to December 31, 2014. In April 2015, Realforce entered into a sales and leaseback arrangement with the Group for the purpose of settling part of the outstanding receivable arising from the EPC contract. At that time, the outstanding receivable balances due from Realforce amounted to $23,770. Pursuant to the sales and leaseback arrangement, Realforce sold the Group certain solar PV components installed in the 21MW rooftop PV station at their fair value of $10,806 and immediately leased them back over a 10-year period with annual interest rate of 10% under a finance lease contract. As a result of the above arrangement, the Group reduced the receivable balance due from Realforce by the fair value of the solar PV components of $10,806 and recognized a finance lease receivable of $10,806 due from Realforce. As of December 31, 2015, $712 and $9,952 were recorded as current and noncurrent finance lease receivables respectively. No gain or loss was recognized in the consolidated statement of operation in relation to the above settlement through sales and leaseback arrangement. As at December 31, 2015, accounts receivable balances due from Realforce amounted to $12,964. 100% equity interests in Realforce were pledged to the Group to secure its repayment obligations under the finance lease contract and the outstanding accounts receivable balances. On February 23, 2016, the Group and Realforce has reached another sales and leaseback arrangement to settle the outstanding receivable of $12,350.

As of December 31, 2015, bad debt allowance of $35,628 and $925 had been recognized for the accounts receivable of $75,950 arose from EPC service revenue and of $33,986 arose from other revenues respectively on the basis of their expected recoverable amount of these receivables. Corresponding constructed PV systems have been pledged to the Group to secure the customers’ payment obligation pursuant to the EPC contracts.

7.	Inventories

Inventories consisted of the following:

	December 31, 2015	December 31, 2014
Raw materials	1,740	—
Goods in Transit	3,354	—
Finished goods	$22,151	$6,975

Total	$27,245	$6,975

In 2015 and 2014, inventories were written down by $2,493 and nil, respectively, to reflect the lower of cost or market price.

8.	Project Assets

As of December 31, 2015, project assets, current and non-current, mainly consist of the SEF development across U.S.A., United Kingdom, Japan and the PRC, with the amount of $41,326 (2014: $48,520), $9,193 (2014: $14,000), $21,132 (2014: $12,826) and $24,075 (2014: 19,849) respectively.

Project assets consist of the following:

	December 31, 2015	December 31, 2014
Under development-Company as project owner	$72,405	$75,346
Under development-Company expected to be project owner upon the completion of construction*	23,321	19,849

Total project assets	95,726	95,195
Current, net of impairment loss	$35,355	$73,930
Noncurrent	$60,371	$21,265

*	All of the projects costs under this category were recorded as project assets, noncurrent.

Project assets under development-Company as project owner are primarily related to the following major projects:

Solar Mountain Creek Parent LLC

The carrying amount of this project amounted to $17,239 and $17,864, net of impairment of $3,084 and $2,055 as of December 31, 2015 and December 31, 2014 respectively.

Pursuant to a letter of intent dated November 10, 2014 and a sales agreement dated December 31, 2014, the Group agreed to sell the PV solar systems of this project upon its completion of construction at a consideration of $17,864. In July 2015, the Group entered into a supplemental agreement to compensate the buyer up to $625 for the delay of final completion. The compensation would be deducted from the consideration. Management assessed the recoverable amounts of this project asset and as a result the carrying amount of this project asset was written down to the recoverable amount of $17,239 and $17,864 as of December 31, 2015 and December 31, 2014. The estimate of recoverable amount of this project asset was based on this asset’s fair value less costs of disposal, and the fair value was determined by reference to the quoted price from buyer. The Group accounted for this sales transaction using the deposit method under ASC 360-20, Real Estate Accounting, and did not recognize any revenue and profit for this sales transaction for the year ended December 31, 2015 and December 31, 2014 as certain closing conditions as specified in the sales agreement had not been met. The management expected that the sales would be consummated before December 31, 2016 and has recorded the carrying amount of the project of $17,239 as Project assets, current as of December 31, 2015.

RE Capital Projects

In April 2015, the Group entered into an interest purchase agreement with RE Capital Pte. Ltd. to acquire its 100% membership interests in seventeen PV project companies in Japan (“RE Capital companies”) at a consideration of $8,800 consisting of $3,300 cash and $5,500 worth of the Company’s common stock (See Note 22 — Stockholders’ Equity). RE Capital companies’ total assets and liabilities only included land and pre-contract cost related to solar projects of 52MWs in total. Additionally, RE Capital companies had not entered into any power generation contracts with any utility companies. As a result, Management concluded that the acquisition of 100% managing member interests in RE Capital companies did not meet the definition of a business combination as the primary inputs (the solar plant, which had yet to be constructed) were not available on the acquisition date. The management expected that the sales of projects owned by RE Capital companies wouldn’t be consummated before December 31, 2016. The costs incurred of $8,092 in total were included and recorded as Project assets, noncurrent, as of December 31, 2015.

Sukagawa Project

In 2014, the Group acquired solar PV assets, primarily including land title and pre-contract costs relating to a solar PV system of 25MW in Japan. The carrying amount of this project amounted to $4,989 and $4,520, net of impairment of $1,177 and nil as of December 31, 2015 and December 31, 2014, respectively. In 2015, the Group changed its development strategy on such large target capacity project and agreed to sell these assets before further development to a third party pursuant to a sales agreement dated in 2015. The sales had not been consummated as of December 31, 2015 as certain closing conditions set forth in the sales agreement had not been met. The Group assessed their recoverable amounts and as a result the carrying amount of this project asset was written down to the recoverable amount by $1,177 which is recorded as cost of goods sold in the consolidated statement of operations for the year ended December 31, 2015. The estimate of recoverable amount of this project asset was based on this asset’s fair value less costs of disposal, and the fair value was determined by reference to the quoted price from third party. The Management expected that the sales of this project would be consummated before December 31, 2016 and has recorded the carrying amount of the project of $4,989 as Project assets, current, as of December 31, 2015.

Calwaii Projects

The carrying amount of these projects amounted to $24,086 and $23,943 as of December 31, 2015 and December 31, 2014 respectively.

In 2014, the Group acquired solar PV assets, primarily including land use right and pre-contract costs relating to forty-three solar PV systems owned by Calwaii Power Holdings, LLC (“Calwaii”). During the year ended December 31, 2015, sales of four solar PV systems were consummated (see below). The Management expected that the sales of the completed PV systems would not be consummated before December 31, 2016 and has recorded the carrying amount of these projects of $24,086 as Project assets, noncurrent, as of December 31, 2015.

Other Projects

In addition to the above significant projects, the Group’s project assets consists of a number of individually insignificant projects of $17,999 in aggregate as of December 31, 2015, of which $8,955 of project assets were under construction, $4,171 of project assets had been completed for construction and $4,873 of project assets (consisted of permits and other pre-development costs) without major construction work being commenced.

During the year ended December 31, 2015, the Group recognized sales revenue for the following projects:

Calwaii Projects

Pursuant to a sales agreement dated September 18, 2014, the Group agreed to sell four out of the thirty-nine PV solar systems of Calwaii’s project upon their completion of construction at a consideration of $5,860. The Group accounted for this sales transaction under ASC 360-20, Real Estate Accounting, and did not recognize any revenue and profit for this transaction for the year ended December 31, 2014 as certain closing conditions, including but not limited to grid connection specified in the sales agreement, had not been met. During the year ended December 31, 2015, all closing conditions had been met and the Group recognized revenue and cost for these solar projects of $5,813 and $6,051, respectively. The Group initiated a dispute resolution process to request the settlement of the remaining receivable of $2,099 pursuant to the sales agreement. After the settlement negotiation, the Group agreed to waive the receivable of $616 in exchange of Hi-Kilowatts’ settlement of the remaining balance in November 2015. The waiver of $616 was included in the provision and written-off for bad debts in 2015.

Projects in United Kingdom

In 2015, the Group entered into three shares sales agreements to transfer the 100% outstanding share of Solar Park Development 2 Ltd, Solar Park Development 3 Ltd, and Solar Park Development 4 Ltd at consideration of $24,142 (equivalent to GBP15,831), $16,061 (equivalent to GBP10,532) and $10,141 (equivalent to GBP6,650), respectively, which owned grid-connected solar projects developed by the Group in United Kingdom, with a total capacity of 30.5 MW. The Group accounted for the sales transaction under ASC 360-20, Real Estate Accounting. As of December 31, 2015, all closing conditions specified in the shares sales agreement had been met. Accordingly, the Group recognized revenue and costs for the three solar projects of $50,345 and 50,506, respectively during the year ended December 31, 2015.

Beaver Run Project

In 2014, the Group acquired solar PV assets, primarily including land use right and pre-contract costs relating to a solar PV project of 9.9 MW owned by Beaver Run Solar Farm, LLC in New Jersey. In December 2015, the Group entered into a sales agreement to transfer a grid-connected solar project of 9.9 MW developed by the Group at a consideration of $21,281. The Group accounted for this sales transaction under ASC 360-20, Real Estate Accounting. In December 2015, all closing conditions specified in the agreement had been met and the Group recognized revenue and cost for this solar project of $21,281 and 25,841, respectively during the year ended December 31, 2015.

Project assets under development-Company expected to be project owner upon completion of construction are related to the following projects:

In 2014 and 2015, the Group entered into two and four EPC contracts, respectively, with third-party projects owners under arrangements pursuant to which there was mutual understanding between the Group and the respective project owners that the title and ownership of the PV solar power systems would be transferred to the Group upon the completion of construction and grid connection of the PV systems under the EPC contracts by the Group. The PV solar systems were pledged to the Group, as part of the EPC contract terms, to secure the expected title transfer upon grid connection.

Unlike other EPC contracts which are accounted for in accordance with ASC 605, no revenue is recognized for these contracts as no revenue is expected to be realized or earned from the contracts, which were signed to facilitate the construction of the related solar PV systems by the Group and to secure the Group’s financial interests in these projects through the pledge of the related solar PV systems. Given the substance of the transactions, the mutual understanding reached between the Group and the third-party project owners and the remote possibility of not obtaining the legal title upon grid connection, the Group accounts for these projects as owned and record the costs incurred under Project assets on the consolidated balance sheets. Based on the Group’s intention to sell or hold for own use, the projects costs incurred for these contracts are presented as operating activities or investing activities respectively in the consolidated statements of cash flows.

In 2015, the Group had entered pre-acquisition agreements with each of the project owners to secure the future transfer of the titles and ownerships upon the completion of construction and grid connection of the related PV systems. As of December 31, 2015, the Group has obtained the ownership of one grid-connected project and reclassified the related project asset costs incurred of $10,181 to Property, plant and equipment in the consolidated balance sheet.

9.	Prepaid expenses and other current assets

	December 31, 2015	December 31, 2014
Value-added tax recoverable	$10,331	$3,969
Receivable from the Group’s executives and employees, net of provision of $3,233 and nil, respectively (a)	11,966	—
Deposit and prepayment for acquisitions, net of provision of $3,518 and nil, respectively (b)	8,426	5,250
Other deposit and prepayment (c)	7,626	423
Other receivable	1,610	—
Others, net of provision of $249 and $648, respectively	1,238	1,288

Total of prepaid expenses and other current assets	$41,197	$10,930

(a)	Receivable from the Group’s executives and employees

Pursuant to the PRC tax regulations, the income derived from the exercise of the share options and RSU (See Note 23-Stock-based Compensation) is subject to individual income tax (“IIT”), which should be withheld by the Group from these executives and employees for payment to the PRC tax authorities. As of December 31, 2015 and 2014, the Group had an outstanding receivable, net of provision, of $11,966 and nil from the executives and employees and the Group had payable to the PRC tax authorities of US$15,199 and nil in relation to the IIT liabilities arising from the exercise of share options and RSU by these executives and employees. During the year ended December 31, 2015, the Group recognized a full provision for doubtful recoveries of such receivable of $3,233 due from a former executive. The provision is included in impairment charges in the consolidated statements of operations.

(b)	Deposit and prepayment for acquisitions

Other deposit and prepayment primarily include a deposit of $4,630 (equivalent to RMB30 million) paid to acquire 95.68% of the shares in Guo Dian Nai Lun Te Zuo Qi Photovoltaic Power Generation LLC (“Guo Dian”), prepayment of $3,507 made to acquire All-Zip Roofing System Group Co., Ltd., and prepayment of $2,695 made to acquire a project in Japan. All these acquisitions had not been closed as of December 31, 2015. The Group is negotiating the cancellation of the acquisition of Guo Dian with its sellers and no final agreement is reached as of the date of issuance of these financial statements. The Group recognized a provision of $3,241 for doubtful recoveries of the receivable in relation to the acquisition of Guo Dian during the year ended December 31, 2015 which is included in impairment charges in the consolidated statements of operations.

(c)	Other deposit and prepayment

Other deposit and prepayment primarily represents the prepayment of $2,923 made to vendors to purchase PV modules and rental deposits of $2,996 and other deposits as at December 31, 2015.

10.	Finance lease receivables

During the year ended December 31, 2015, the Group entered into finance lease contracts with contract value of $9,216 for leasing those Underlying PV Products to third-party PV developers through the on-line platform owned by Solar Energy (see Note 1— Description of Business). The Group also entered into several sales and leaseback arrangements with total contract value of $23,284 with the third parties. These leases are accounted for as finance lease.

Finance lease receivables are as follows:

	December 31, 2015	December 31, 2014
Minimum lease payments receivable	$42,526	$—
Unearned income	(12,204)	—

Net finance lease receivables	$30,322	$—

Current	$12,518	$—
Noncurrent	17,804	—

As at December 31, 2015, future maturities of minimum lease payments receivable are as follows

USD
2016	12,518
2017	1,653
2018	1,620
2019	1,750
2020	1,747
Thereafter	11,034

$30,322

During the year ended December 31, 2015, the Group earned total interest income of $1,507 for these finance lease contracts.

11.	Property, Plant and Equipment

Property, plant and equipment consisted of the following:

	December 31, 2015	December 31, 2014
Photovoltaic (“PV”) solar systems	$124,326	$110,553
Furniture, fixtures and equipment	1,170	302
Automobile	314	75
Computers	1,806	1,296
Leasehold improvements	114	4

	127,730	112,230
Less: accumulated depreciation	(10,478)	(5,792)

	117,252	106,438
Construction in progress	8,541	—
	$125,793	$106,438

The cost of PV solar system include costs of acquiring permits, construction fees of PV solar system, costs of items installed in the PV solar system including solar panels, and other costs incurred that are directly attributable to getting the PV solar system ready for its intended use of grid connection with customer for supply of electricity. Depreciation of property, plant and equipment was $4,686 and $1,267 for the years ended December 31, 2015 and 2014, respectively.

In 2009, the Group capitalized a PV solar system relating to the Aerojet 1 solar development project along with the associated financing obligation, recorded under financing and capital lease obligations, net of current portion, in the Consolidated Balance Sheets. Due to certain guarantee arrangements as disclosed in Note 27 — Commitments and Contingencies, the Group will continue to record this PV solar system in property, plant and equipment with its associated financing obligation in Financing and capital lease obligations as long as it maintains its continuing involvement with this project. The income and expenses relating to the underlying operation of the Aerojet 1 solar development project are recorded in the Consolidated Statement of Operations.

Pursuant to the share purchase agreement entered between the Group and TBEA Xinjiang Sunoasis Co., Ltd. (“TBEA Sunoasis”) regarding the acquisition of Xinte in 2014, 100% equity interests in Xinte were pledged to TBEA Sunoasis to secure purchase consideration and obligation arising from EPC service provided by TBEA Sunoasis. As of December 31, 2015, the carrying amount of one PV solar system owned by Xinte is $24,602.

12.	Investment in an affiliate

Investment in an affiliate represent investment in ENS, which consists of investment in Purchased Common Stock and Convertible Preferred Stock of ENS (See Note 3 — Business Acquisitions). During the year ended December 31, 2015, provision for decline in value of $1,090, which is considered to be other-than-temporary, was recorded under loss on investment in an affiliate in the consolidated statement of operations. As at December 31, 2015, the carrying amounts of investments in Purchased Common Stock and Convertible Preferred Stock were $1,841 and $12,109 respectively.

Summarized unaudited financial information of ENS as of and for the year ended December 31, 2015 follows:

December 31, 2015 (unaudited)
Financial position
Current assets	37,857
Property, plant, and equipment, net	3,795
Other assets	3,143

Total assets	$44,795
Current liabilities	3,493
Long-term debt	14,178

Total liabilities	17,671
Stockholders’ equity	27,124

Total liabilities and stockholders’ equity	$44,795

July 1, 2015 through December 31, 2015* (unaudited)
Sales	$655

Net loss	(8,352)
Net loss attributed to noncontrolling interest	(149)

Net loss attributed to the shareholders of ENS	$(8,203)
Preferred stock dividend	(147)

Net loss attribute to common stockholders of ENS	$(8,350)

Net loss attributable to the Company	$(1,403)

*	The results of ENS during the period from July 1, 2015 to July 13, 2015, the date of acquisition of the Purchased Common Stock is considered to be immaterial.

The difference between the carrying value of the Company’s investment in the Purchased Common Stock and the amount of the underlying equity in the net assets of ENS is as follows:

December 31, 2015
Underlying equity in net assets of ENS (16.8% of net assets of ENS)	$4,285
Difference between the cost of investment and the underlying equity in net assets	(2,444)

Investment in Purchased Common Stock	$1,841

13.	Fair value measurement

The following table presents the carrying amounts and estimated fair values of the Group’s financial instruments at December 31, 2015 and 2014. Fair value is defined as the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

	December 31, 2015		December 31, 2014
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:
Cash and cash equivalents	$82,124	$82,124	$156,540	$156,540
Restricted cash and bank deposits with maturity over three months	83,191	83,191	9,349	9,349
Accounts and notes receivable	90,786	90,786	33,755	33,755
Short-term investments	—	—	27,354	27,354
Other receivable	3,139	3,139	—	—
Finance lease receivable	30,322	30,322	—	—
Investment in an affiliate	13,950	15,149	—	—
Derivative asset	2,328	2,328	—	—

Total assets	305,840	307,039	226,998	226,998

Financial liabilities:
Borrowings	164,851	164,851	48,286	48,286
Accounts and notes payable	137,232	137,232	137,635	137,635
Other liabilities	73,436	73,436	60,905	60,905
Convertible bonds	54,062	54,315	32,575	39,423
Financing and capital lease obligations	8,796	8,796	10,092	10,092

Total liabilities	$438,377	$438,630	$289,493	$296,341

There were no assets or liabilities measured at fair value on a non-recurring basis as of December 31, 2015 and December 31, 2014. The following method and assumptions were used to estimate the fair value as at December 31, 2015 and December 31, 2014:

Cash and cash equivalents, restricted cash, accounts receivable and payable, short term investments, bank deposits with maturity over three months, finance lease receivables, current, short term borrowings, accrued liabilities, advance from customers and other current liabilities — costs approximates fair value because of the short maturity period.

Notes receivable, current, and notes receivable, noncurrent — The fair value of Notes receivable, current were based on anticipated cash flows, which approximates carrying value, and were classified in Level 2 of the fair value hierarchy. The fair value of Notes receivable, noncurrent were classified in Level 3 of the fair value hierarchy. The Group used multiple techniques, including an income approach applying discounted cash flows approach, to measure the fair value using Level 3 inputs; the results of each technique have been reasonably weighted based upon management’s judgment applying qualitative considerations to determine the fair value at the measurement date. The fair value of notes receivable is determined to approximate its carrying value.

Convertible bonds. The estimated fair value was $54,315 and $39,423 as of December 31, 2015 and December 31, 2014. The fair value of convertible bonds was classified in Level 2 of the fair value hierarchy. The Group determines the fair value using binomial model with significant input on prices and votes observable in the market.

Investment in an affiliate. Investment in an affiliate consists of Purchased Common Stock and Convertible Preferred Stock of ENS with carrying amount of $1,841 and $12,109 respectively. The fair value of Purchased Common Stock was classified in Level 1 of the fair value hierarchy and its fair value was determined as $3,040 based on the closing market price of common stock of ENS as at December 31, 2015. The estimated fair value of Convertible Preferred Stock was $12,109 as of December 31, 2015. The fair value of Convertible Preferred Stock of ENS was classified in Level 3 of the fair value hierarchy in which management has used at least one significant unobservable input in the valuation model. The fair value of the Convertible Preferred Stock of ENS is determined by the fair value of the total common stock with a discount for Lack of Marketability Discount (“LOMD”). The LOMD as of the Valuation Date is derived by reference to put option based on Black-Scholes Option Pricing Model, with significant inputs on the volatility and expected terms of each tranche of the Preferred Stock unobservable in the market. The volatility is determined by the average standard derivation of the comparable companies applicable over a period with length commensurate to the expected term of the Convertible Preferred Stock, and the expected term of each tranche of the Convertible Preferred Stock is based on management’s estimation of the conversion schedule. Significant variance of the above-mentioned inputs would result in a significantly lower or higher fair value measurement.

Finance lease receivables, noncurrent, and other noncurrent liabilities. The Group used discounted cash flow approach to determine the fair value, which was classified in Level 3 of the fair value hierarchy. The fair value of finance lease receivables, noncurrent, and other noncurrent liabilities is determined to approximate its carrying value.

The derivative asset relating to the call option as discussed in Note 3- Business Acquisitions was classified in Level 3 of the fair value hierarchy in which management has used at least one significant unobservable input in the valuation model. The fair value of the derivative asset was $420 and nil at the grant date of May 28, 2015 and December 31, 2015 respectively, which were recorded as other financial assets in the Consolidated Balance Sheet as of December 31, 2015. The Group determines the fair value using binomial model with significant input on the fair value of the remaining 20% equity interest of Solar Juice and volatility unobservable in the market. The volatility is determined by the average standard derivation of the comparable companies applicable over a time period corresponding to the remaining life of the call option. Significant increases or decreases in this unobservable input would result in a significantly lower or higher fair value measurement.

The derivative asset relating to the Warrant to acquire ENS’s common stock as discussed in Note 12- Investment in an affiliate was classified in Level 3 of the fair value hierarchy in which management has used at least one significant unobservable input in the valuation model. The fair value of the derivative asset was $2,328 on December 31, 2015, which were recorded as Derivative asset in the Consolidated Balance Sheet as of December 31, 2015. Loss arising from change in fair value of $14,619 was recorded as Other income (expense)-Change in market value of derivative asset/liability in the consolidated statement of operations for the year ended December 31, 2015. The Group determines the fair value of the Warrant using binomial model with significant inputs on the vesting schedule and volatility unobservable in the market. The vesting schedule of the Warrant is estimated by the Management based on expected timetable to fulfill the vesting condition. The volatility is determined by the average standard derivation of the comparable companies applicable over a period with length commensurate to the time to maturity of the Warrant as of the Valuation Date. Significant variance of the above-mentioned inputs would result in a significantly lower or higher fair value measurement.

The Group did not have any derivatives valued using Level 1 and Level 2 inputs as of December 31, 2015 and December 31, 2014. If a fair-value measurement reflects inputs at multiple levels within the fair value hierarchy, the fair-value measurement is characterized based upon the lowest level input. Recurring fair-value measurements are performed for the derivative assets. The Group does not have any derivative asset that reduce risk associated with hedging exposure and has not designated the derivative asset as a hedge instrument.

There have been no transfers between Level 1, Level 2, or Level 3 categories.

14.	Notes payable

Notes payable represents bank acceptance notes issued to third party suppliers. These notes payable are due within six months from the date of issuance.

15.	Accrued liabilities

Accrued liabilities are as follows:

	December 31, 2015	December 31, 2014
Other tax payables	$7,961	$9,683
Accrued expense	13,521	430
Other payable	3,064	527
Other accrual and payables	2,195	648

Total accrued liabilities	$26,741	$11,288

Other tax payables primarily represents value added tax payables of $6,137 (2014: $9,235) related to the EPC service revenue.

16.	Advance from customers

The Group requires its customers to make deposits before sale of PV projects. Such payments are recorded as advances from customers in the Group’s consolidated financial statements, until the sales completed.

The balance as at December 31, 2015 consists of the advances received from the buyers of Mountain Creek project of $14,291 (2014:$14,291) (See Note 8—Project Assets), Sukagawa project of $2,494 (2014: nil) (See Note 8—Project Assets) and others of $2,908 (2014: $3,399).

17.	Short term borrowings and long term borrowings

	December 31, 2015	December 31, 2014
Bank Loan	$103,223	$48,286
Loan financing through on-line platform	56,898	—
Other short term borrowings	279	—

Total short term borrowings	160,400	48,286
Other long term borrowings	829	—
Loan financing through on-line platform	3,622	—

Total long term borrowings	4,451	—

Total borrowings	$164,851	$48,286

As of December 31, 2015, bank loan primarily represents $48,164 short term loan borrowed from China Mingsheng Bank (“CMB”) at an interest rate of 4.5675% per annum and $46,312 short term loan borrowed from Bank of Suzhou (“BoS”) at an interest rate of 6.6% per annum. Bank deposits with equivalent amount of bank loan were pledged as the loan security deposit. The Group repaid the loan of $46,312 borrowed from CMB and the loan of $46,312 borrowed from BoS in January 2016.

The Group’s subsidiary, Solar Juice, entered into loan agreements with Westpac Bank, whereby Westpac Bank provided Solar Juice loans of $4,106 (equivalent to AUD5,635) at fixed interest rates ranging from 2.27% to 5.35%. These loans will mature from February 2, 2016 to April 29, 2016. Also, Solar Juice has a short term borrowing from Solar Juice’s minority shareholders of $278 (equivalent to AUD382). The loan was non-interest bearing and unsecured with no specific repayment term.

As discussed in Note 1 — Description of Business, the Group raised interest bearing funds from individual investors through the on-line platform of Solar Energy. Individual investors, who need to register as a member on the platform, provided funds through subscription for certain on-line products launched by the Group. Each on-line products launched on the platform are set with a targeted amount of funds in renminbi to be raised for that product, which is divided into units (“Investment Unit”) with unit value ranging from RMB16.7 to RMB300,000. Individual investors may subscribe for Investment Unit of these on-line products which are generally structured in the way of using the funds from individual investors to purchase solar module or PV related products (“Underlying PV Products”) for leasing to the PV project developers on PV project basis over a specified period. Investments made into each on-line product are subject to lock-up period, which ranges from nil to 1,080 days, depending on the terms of each on-line product. During the lock-up period, the individual investors could not transfer or redeem their subscribed Investment Units. After the lock-up period, individual investors are permitted either to transfer their investments in respect of the principal portion to other investors through the on-line platform or, for substantially all products launched, to request the Group to redeem their subscribed Investments Units (“Redemption Right”) which means that the principal repayment are guaranteed by the Group. Any Investments Units so redeemed by the Group could be put on the on-line platform for re-sale to other investors. Once Investment Units are subscribed and funds are provided, individual investors are guaranteed by the Group with a minimum investment return. During the year ended December 31, 2015, the Group raised funds of $126,099 (RMB817 million) from the individual investors through Solar Energy’s online platform at an interest rates ranging from 5.25% to 11.9% per annum. The Group also offered, from time to time, discount from 5% to 20% on the unit value for Investment Units subscribed by individual investors. Such discount is amortized as interest expense using the effective interest rate method through the end of the lock-up period, which is the earliest date that the Group could be required to repay the unit value in respect of the investment made by individual investors. As of December 31, 2015, outstanding borrowings from individual investors through Solar Energy on-line platform amounted to $60,520 in total, of which $56,898 and $3,622 are recorded as short term borrowings and long term borrowings respectively. The long term borrowings of $1,937 and $1,685 will mature in 2017 and 2018, respectively.

In August 2015, the Group and CEV IV 01 Holdings Limited (“CEV”) entered into a loan agreement, whereby CEV agreed to provide the Group a loan of $1,500 at an interest rate of 10% per annum. Pursuant to the loan agreement, the loan amount should be solely used to finance the daily operation and asset restructure of Convertergy Energy, an affiliate of CEV. The Group has borrowed $548 from CEV and lent Convertergy Energy $853 as of December 31, 2015. Subsequently, other receivable of $853 due from Convertergy Energy and borrowing of $548 due to CEV was offset, the remaining receivable of $305 was waived by the Group pursuant to a mutual agreement on March 24, 2016 which was included in impairment charges for the year ended December 31, 2015.

The average interest rate on short term borrowings was 7.20% and 6.27% per annum in 2015 and 2014, respectively.

18.	Other liabilities:

	December 31, 2015	December 31, 2014
Derivative liability	$—	$11
Due to individual investors	4,887	—
Withholding individual income tax payable (See Note 23)	15,199	—
Other current liabilities	51,293	33,751

Total other current liabilities	71,379	33,762
Other non-current liabilities	421	25,535
Accrued warranty reserve	1,594	1,608

Total other non-current liabilities	2,015	27,143

Total of other liabilities	$73,394	$60,905

Amount due to individual investors are related to funds raised through the on-line platform of Solar Energy. From time to time, individual investors may have funds in their members’ accounts without subscribing for any on-line products. Such funds provided to the Group are not entitled to any interest. These non-interest bearing funds are recorded as amount due to individual investors under other current liabilities.

Other liabilities primarily include unpaid purchase consideration of $49,567 and $59,086 for business acquisitions as at December 31, 2015 and 2014 respectively. At December 31, 2015 and 2014, $49,567 and $33,551 were recorded as other current liabilities and nil and $25,535 were recorded as other noncurrent liabilities respectively.

19.	Goodwill and Other Intangible Assets

(a)	Goodwill

The carrying amount of goodwill is as follows:

USD
Balance as of December 31, 2014	$66,045
Acquisition of Solar Juice (Note 3)	8,238
Acquisition of CECEP (Note 3)	1,417
Acquisition of Energiebau	269

Balance as of December 31, 2015	$75,969

Based on the fair value of the reporting unit which is higher than the carrying amount (including goodwill) as at December 31, 2015, step 2 impairment test was not performed and no provision for impairment for goodwill was made.

(b)	Other Intangible Assets

Intangible assets consisted of the following:

	Useful Life (in months)	Gross	Impairment Charge	Accumulated Amortization	Net
As of December 31, 2015
Patent	57	2,700	—	(2,700)	—
Customer Relationship	120	4,728	—	(274)	4,454
Website	36	100	—	(28)	72
		$7,528		$(3,002)	$4,526

As of December 31, 2014
Patent	57	$2,700	$—	$(2,140)	$560

		$2,700	$—	$(2,140)	$560

The customer relationship was mainly contributed by the acquisition of Solar Juice (See Note 3 — Business Acquisitions) in May 2015. As customer relationship with their clients was the key driver of the revenue for Solar Juice, which will bring further economic benefit to its business. Therefore, the customer relationship was separately identified as an intangible asset on the acquisition date. The balance will be amortized over the useful life of 10 years.

Amortization expense for other intangible assets was $862 and $560 for the years ended December 31, 2015 and 2014, respectively.

As of December 31, 2015, the estimated future amortization expense related to other intangible assets is as follows:

USD
2016	522
2017	522
2018	491
2019	488
2020	471
Thereafter	2,032

$4,526

20.	Convertible Bonds

In December 2014, the Company entered into three convertible promissory note purchase agreements with Brilliant King Group Limited (“Brilliant King”), Poseidon Sports Limited (“Poseidon”) and Union Sky Holding Group Limited (“Union Sky”), respectively whereby the Company agreed to sell and issue to these three investors convertible promissory notes in an aggregate principal amount of $35,000 which could be converted into 17,500,000 Common Shares at a fixed conversion price of $2 unless adjusted for anti-dilution. The convertible notes bore no interest, and might be partially or wholly converted into shares of the Company’s common stock at any time prior to maturity at the option of the investor. The convertible promissory notes was due and payable on June 11, 2016 and are reclassified as current liabilities as of December 31, 2015.

On June 15, 2015, the Company agreed to issue to Vision Edge Limited (“Vision Edge”) convertible promissory note in an aggregate amount of $20,000 which could be converted into 7,407,410 Common Shares at a fixed conversion price of $2.70 unless adjusted for anti-dilution pursuant to the agreement entered between the Company and Vision Edge. The convertible notes bore no interest, and might be wholly converted into shares of the Company’s common stock at any time prior to maturity at the option of the investor. The commitment date of the convertible promissory note is on June 29, 2015. The convertible promissory note was due and payable on June 29, 2016. Also, as mentioned in Note 21—Stock option, on June 15, 2015, the Company agreed to grant Vision Edge an option to purchase from the Company a total of 7,407,410 shares of the Company’s common stock for an aggregate purchase price of $20,000, or $2.70 per share, prior to December 15, 2015 pursuant to an option agreement. The above instruments issued to Vision Edge on June 15, 2015, including convertible promissory note and stock option, were accounted for as a bundled transaction. The proceeds from the issuance of convertible promissory note were allocated to the two elements based on the relative fair values of the convertible promissory note and the stock options at the time of issuance. There is no beneficial conversion feature in this convertible promissory note because the initial conversion price of US$2.66 per share after the proceeds are allocated to the option is greater than the fair value of the Company’s common stock on the commitment date of June 29, 2015. The convertible promissory note and stock options were initially recorded at $19,705 and $295, respectively, according to the allocation of the total proceeds. The discount of $295 of the convertible promissory note is amortized as interest expense using the effective interest rate method through the earliest demand payment date, i.e. June 29, 2016. The stock option was accounted for as an equity instrument and was recorded within equity.

21.	Stock option

The Company granted warrants to Brilliant King, Poseidon and Union Sky to purchase from the Company a total of 27,500,000 common stock for an aggregate purchase price of $55,000 or $2 per share together with issuance of convertible promissory notes (See Note 20—Convertible Bonds) in December 2014. 20,000,000 shares of option granted to Union Sky was expired on March 15, 2015, the remaining 7,500,000 shares of option could be exercised on or prior to the date of completion of the listing of the Shares on the New York Stock Exchange or the NASDAQ Stock Market, pursuant to the terms of the option agreement and subject to the closing conditions therein. Brilliant King and Poseidon exercised their options and remitted $12,000 and $3,000 to the Company on December 28, 2015, respectively.

In 2014 and 2015, the Company granted Forwin International Financial Holding Limited (Hong Kong) (“Forwin”), Border Dragon Limited (“Boarder Dragon”), Central Able Investments Limited (“Central Able”), Yes Yield Investments Limited (“Yes Yield”) and Vision Edge options to purchase 26,667,410 shares of the Company’s common stock in total at an exercise price of $2.0 and $2.7 per share respectively for an aggregate purchase price of $65,002. All these options expired subsequently except that Yes Yield exercised its option to purchase 3,700,000 shares at a consideration of $10,000 and the payment was made on November 18, 2015 and the Company extended Yes Yield’s right to purchase the remaining 5,560,000 shares to June 30, 2016 pursuant to a supplemental agreement on October 31, 2015.

22.	Stockholders’ Equity

(a)	Common stock

In the second quarter of 2014, the Company amended its articles of incorporation to increase the authorized shares of common stock from 250,000,000 shares to 1,000,000,000 shares. The following table summarizes the Company’s issuance of common stock in 2015:

Purchasers	Securities sold	Date of securities issued	Consideration
Forwin	5,000,000 Shares	January 16, 2015	$10,000, or $2 per Share
Central Able	2,500,000 Shares	January 30, 2015	$5,000, or $2 per Share
CECEP HK (see Note 3)	5,722,977 shares	January 30, 2015	$8,269, or $1.44 per Share
Restricted Stocks, Exercised	18,700,000 Shares[1]	March 2, 2015	Nil
Restricted Stocks, Exercised	500,000 Shares[1]	March 26, 2015	Nil
Huang Zheng	338,679 Shares[2]	June 4, 2015	$726, or $2.14 per Share
RE Capital Pte. Ltd.	2,849,741 Shares[3]	June 2, 2015	$5,500 or $1.93 per Share
Solar Juice	14,073,354 Shares[4]	June 11, 2015	$15,578 or $1.11 per Share
Yes Yield	9,260,000 Shares	July 1, 2015	$25,000 or $2.70 per Share
Employee options exercise	78,750 Shares	December 2015	$29 or $0.3 to $0.44 per Share
Yes Yield (see Note 21)	3,703,704 Shares	December 31, 2015	$10,000 or $2.7 per Share
Brilliant King (see Note 21)	6,000,000 Shares	December 31, 2015	$12,000 or $2 per Share
Poseidon (see Note 21)	1,500,000 Shares	December 31, 2015	$3,000 or $2 per Share
Repurchase	-10,000 Shares	December 28, 2015	-$20 or $1.98 per Share

Note:

1.	On March 2, 2015 and March 26, 2015, the Company issued Restricted Stock underlying 19,200,000 shares of the Company’s common stock to certain management members, which were exercised in March 2015.
2.	The Company should issue 338,679 shares of Common Stock to Lang Lang, an internationally renowned pianist, as part of the consideration to be brand spokesman for Solarbao within three years. According to Lang Lang’s instruction, the Group directly issued the shares to Huang Zheng, Lang Lang’s agent, on June 4, 2015.

3.	On June 2, 2015, the Company issued 2,849,741 shares of Common Stock as part of the consideration to acquire all interest in solar PV projects of 30 MW in Japan from RE Capital Pte. Ltd. as described in Note 8 — Project assets.
4.	On June 11, 2015, the Company issued 14,073,354 shares of Common Stock as part of the consideration to acquire the outstanding capital stock of Solar Juice as described in Note 3 — Business Acquisitions.

(b)	Noncontrolling Interest

In 2015, loss from continuing operations of $184,798 and $282 was attributable to the stockholders of the Company and noncontrolling interest, respectively. In 2014, loss from continuing operations of $5,196 and nil was attributable to the stockholders of the Company and noncontrolling interest, respectively.

(c)	Statutory reserve

Relevant PRC statutory laws and regulation permit payments of dividends by the Company’s subsidiaries in the PRC only out of their retained earnings, if any, as determined in accordance with the PRC accounting standards and regulations.

Under the Law of the PRC on Enterprises with Wholly Owned Foreign Investment, the Company’s subsidiaries in the PRC are required to allocate at least 10% of their after tax profits, after making good of accumulated losses as reported in their PRC statutory financial statements, to the general reserve fund and have the right to discontinue allocations to the general reserve fund if the balance of such reserve has reached 50% of their registered capital. These statutory reserves are not available for distribution to the shareholders (except in liquidation) and may not be transferred in the form of loans, advances, or cash dividend.

For the year ended December 31, 2015 and 2014, $135 and $920 were appropriated from retained earnings and set aside for the statutory reserve by the Company’s subsidiaries in the PRC.

23.	Stock-based Compensation

The Company measures stock-based compensation expense for all stock-based compensation awards based on the grant-date fair value and recognizes the cost in the financial statements over the employee requisite service period.

The following table summarizes the consolidated stock-based compensation expense, by type of awards for the years ended December 31:

	For the Years Ended
	December 31, 2015	December 31, 2014
Employee stock options	$6,350	$332
Restricted stock grants	31,843	24

Total stock-based compensation expense	$38,193	$356

The following table summarizes the consolidated stock-based compensation by line items for the years ended December 31:

	For the Years Ended
	December 31, 2015	December 31, 2014
General and administrative	$37,810	$326
Sales, marketing and customer service	383	30

Total stock-based compensation expense	38,193	356

Tax effect on stock-based compensation expense	—	—

Total stock-based compensation expense after income taxes	$38,193	$356

As stock-based compensation expense recognized in the consolidated statements of operations is based on awards ultimately expected to vest, it has been reduced for estimated forfeitures. Forfeitures are required to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

Determining Fair Value

Valuation and Amortization Method — The Company estimates the fair value of service-based and performance-based stock options granted using the Black-Scholes option-pricing formula. The fair value is then amortized on a straight-line basis over the requisite service periods of the awards, which is generally the vesting period. In the case of performance-based stock options, amortization does not begin until it is determined that meeting the performance criteria is probable. Service-based and performance-based options typically have a five to ten year life from date of grant and vesting periods of one to four years.

Expected Term — The Company’s expected term represents the period that the Company’s stock-based awards are expected to be outstanding. For awards granted subject only to service vesting requirements, the Group utilizes the simplified method for estimating the expected term of the stock-based award, instead of historical exercise data. For its performance-based awards, the Group has determined the expected term life to be four years based on contractual life and the seniority of the recipient.

Expected Volatility —The Company uses historical volatility of the price of its common shares to calculate the volatility for its granted options.

Expected Dividend —The Company has never paid dividends on its common shares and currently does not intend to do so, and accordingly, the dividend yield percentage is zero for all periods.

Risk-Free Interest Rate — The Company bases the risk-free interest rate used in the Black-Scholes valuation model upon the implied yield curve currently available on U.S. Treasury zero-coupon issues with a remaining term equal to the expected term used as the assumption in the model.

Assumptions used in the determination of the fair value of share-based payment awards using the Black-Scholes model for stock option grants during the years ended December 31 were as follows:

	For the Years Ended
	December 31, 2015	December 31, 2014
Expected term	4	4
Risk-free interest rate	1.49% - 1.72%	1.39% - 1.85%
Expected volatility	139% - 141%	141% - 144%
Expected dividend yield	0%	0%

Equity Incentive Plan

On November 15, 2006, subject to approval of the stockholders, the Company adopted the 2006 Equity Incentive Plan (the “2006 Plan”) which permits the Company to grant stock options to directors, officers or employees of the Company or others to purchase shares of Common Stock of the Company through awards of incentive and nonqualified stock options (“Option”), stock (“Restricted Stock” or “Unrestricted Stock”) and stock appreciation rights (“SARs”). The Plan was approved by the stockholders on February 7, 2007.

The Company has granted time-based share options and restricted stock under the Plan to directors, officers, employees and individual consultants of the Company. The time-based options generally vest 25% annually and expire three to ten years from the date of grant. Total number of shares reserved and available for grant and issuance pursuant to the 2006 Plan is equal to 9% of the number of outstanding shares of the Company. Shares issued under the Plan will be drawn from authorized and unissued shares or shares now held or subsequently acquired by the Company. Outstanding shares of the Company shall, for purposes of such calculation, include the number of shares of stock into which other securities or instruments issued by the Company are currently convertible (e.g., convertible preferred stock, convertible debentures, or warrants for Common Stock), but not outstanding options to acquire stock. At December 31, 2015 there was no share available for grant under the 2006 plan. (9% of the outstanding shares of 639,065,172 plus outstanding warrants of 5,560,000 shares, plus 24,907,410 shares if converted from the convertible bond, less options and restricted stock outstanding and exercised since inception).

The exercise price of any Option will be determined by the Company when the Option is granted and may not be less than 100% of the fair market value of the shares on the date of grant, and the exercise price of any incentive stock option granted to a stockholder with a 10% or greater shareholding will not be less than 110% of the fair market value of the shares on the date of grant. The exercise price per share of a SAR will be determined by the Company at the time of grant, but will in no event be less than the fair market value of a share of Company’s stock on the date of grant.

On January 12, 2015 and June 29, 2015, the Board of Directors approved the grants of restricted stock unit awards (“RSU”) to core management members, other management and staff, pursuant to the terms of the 2006 Plan. The total number of RSUs granted is 20,468,400 shares. Among these, the vesting schedules for the chairman, deputy chairman and CFO (“core management”) are 100% vested at the grant date and the vesting schedules for the rest RSUs granted to other management and staff would be vested within the next one year or four years equally. The core management exercised all RSUs of 19,200,000 and all these shares were issued to them in March 2015 (See Note 22 — Stockholders’ Equity). The Group used the market price of its share at grant date as the fair value of the RSUs in calculating the stock based compensation expense.

On May 8, 2015, the Company adopted the 2015 Equity Incentive Plan (the “2015 Plan”) which permits the Company to grant stock options to directors, officers or employees of the Company or others to purchase shares of Common Stock of the Company through awards of incentive and Option, Restricted Stock or Unrestricted Stock and SARs which was approved by the stockholders. The total number of shares which may be issued under the 2015 Plan is 9% of the number of outstanding and issued ordinary shares of the Company. The Option Price per Share shall be determined by the compensation committee of the Board (“Compensation Committee”), unless expressly approved by the Compensation Committee, shall not be less than 100% of the fair market value of the shares on the date an Option is granted.

The following table summarizes the Group’s stock option activities:

	Shares	Weighted- Average Exercise Price Per Share	Weighted- Average Remaining Contractual Term	Aggregate Intrinsic Value ($000)
Outstanding as of January 1, 2014	7,114,250	0.20
Granted	24,345,000	0.88
Exercised	(895,000)	0.22
Forfeited	(5,135,250)	0.25

Outstanding as of December 31, 2014	25,429,000	0.84	5.65	$30,302
Granted	46,521,000	1.81
Exercised	(78,750)	0.37
Forfeited	(8,322,500)	1.64

Outstanding as of December 31, 2015	63,548,750	1.45	7.85	87,401

Vested and exercisable as of December 31, 2015	7,583,000	0.78	4.49	7,472
Expected to vest as of December 31, 2015	50,175,237	1.41	7.73	70,565

The following table presents the exercise price and remaining life information about options exercisable at December 31, 2015:

Range of exercise price	Shares Exercisable	Weighted average remaining contractual life	Weighted average exercise price	Aggregate Intrinsic ($000)
$1.18 - $2.65	2,230,000	8.40	1.83	350
$0.40 - $1.17	2,143,750	2.46	0.53	2,465
$0.05 - $0.39	3,209,250	3.14	0.23	4,657

	7,583,000			7,472

Changes in the Group’s non-vested stock awards are summarized as follows:

	Time-based Options		Restricted Stock
	Shares	Weighted Average Exercise Price Per Share	Shares	Weighted Average Grant Date Fair Value Per Share
Non-vested as of January 1, 2014	5,678,750	$0.13	—	$—
Granted	24,345,000	0.88	525,000	0.75
Vested	(1,708,500)	0.24	(500,000)	0.75
Forfeited	(4,378,250)	0.24	—	—

Non-vested as of December 31, 2014	23,937,000	$0.84	25,000	$0.75
Granted	46,521,000	1.81	20,468,400	1.66
Vested	(6,169,750)	0.78	(20,065,800)	1.68
Forfeited	(8,322,500)	1.64	—	—

Non-vested as of December 31, 2015	55,965,750	1.28	427,600	1.79

The total fair value of shares vested during the year ended December 31, 2015 and 2014 was $4,812 and $410, respectively. There were no changes to the contractual life of any fully vested options during the years ended December 31, 2015 and 2014.

Following is a summary of our restricted stock awards as of December 31, 2015 and 2014 and changes during the years then ended:

	Number of Shares	Weighted Average Grant-Date Fair Value
Restricted stock units at January 1, 2014	1,325,868	$0.63
Granted	525,000	0.75
Forfeited	—	—

Restricted stock units at December 31, 2014	1,850,868	0.66
Granted	20,468,400	1.59
Forfeited	(488,400)	1.75

Restricted stock units at December 31, 2015	21,830,868	1.51

24.	Impairment charges

Impairment charges consist of the following for the years ended December 31:

	2015	2014
Accounts receivable (Note 6)	36,403	(2,979)
Note receivables	—	288
Prepaid expenses and other current assets (Note 9)	7,000	648
Other receivable, related parties (Note 30)	1,925	—
Project assets (Note 2(k))	10,853	—

Total	56,181	(2,043)

25.	Income Taxes

Loss before provision for income taxes is attributable to the following geographic locations for the years ended December 31:

	2015	2014
United States	$(75,336)	$(15,007)
Foreign	(109,071)	12,851

	$(184,407)	$(2,156)

The provision for income taxes consists of the following for the years ended December 31:

	2015	2014
Current:
Federal	$—	$—
State	2	—
Foreign	671	3,040

Total current	673	3,040
Deferred:
Federal	$—	—
State	—	—
Foreign	—	—

Total deferred	—	—
Total provision for income taxes	$673	$3,040

The reconciliation between the actual income tax expense and income tax computed by applying the statutory U.S. Federal income tax rate of 35% to pre-tax (loss) income before provision for income taxes for the years ended December 31 is as follows:

	2015	2014
Provision for income taxes at U.S. Federal statutory rate	$(64,542)	$(755)
State taxes, net of federal benefit	(1,436)	13
Foreign taxes at different rate	26,552	(1,444)
Non-deductible expenses	67	(2)
Non-taxable income	(288)
Valuation allowance	26,344	6,263
Other	807	2
Prior year deconsolidation	—	(1,237)
Impairments and intangible amortization	194	200
Stock Based Compensation	12,975	—

	$673	$3,040

Deferred income taxes reflect the net tax effects of loss carry forwards and temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Group’s deferred tax assets and liabilities for federal, state and foreign income taxes are as follows at December 31 are presented below:

	2015	2014
Deferred income tax assets:
Net operating loss carry forwards	$55,294	$31,785
Temporary differences due to accrued warranty costs	666	706
Temporary differences due to bonus and vacation accrual	22	16
Employment turnover	283	666
Investment in subsidiaries	3,103	3,257
Credits	16	16
Allowance for bad debts	335	1,196
Fair value adjustment arising from subsidiaries acquisition	3,377	358
Other temporary differences	3,077	1,041

	66,173	39,041

Valuation allowance	(65,325)	(38,017)

Total deferred income tax assets	848	1,024

Deferred income tax liabilities:
Fair value adjustment arising from subsidiaries acquisition	4,031	3,680
Other	168

Total deferred income tax liabilities	4,199	3,680

Net deferred tax liabilities	$3,351	$2,656

As of December 31, 2015, the Group had a net operating loss carry forward for federal income tax purposes of approximately $96,967, which will start to expire in the year 2027. The Group had a total state net operating loss carry forward of approximately $93,087, which will start to expire in the year 2017. The Group has foreign net operating loss carry forward of $55,433, some of which begin to expire in 2017. The Group had a federal AMT credit of $16, which does not expire.

Utilization of the federal and state net operating losses is subject to certain annual limitations due to the “change in ownership” provisions of the Internal Revenue Code of 1986 and similar state provisions. However, the annual limitation may be anticipated to result in the expiration of net operating losses and credits before utilization.

The Group recognizes deferred tax assets if it is more likely than not that those deferred tax assets will be realized. Management reviews deferred tax assets periodically for recoverability and makes estimates and judgments regarding the expected geographic sources of taxable income in assessing the need for a valuation allowance to reduce deferred tax assets to their estimated realizable value. Realization of the Group’s deferred tax assets is dependent upon future earnings, if any, the timing and amount of which are uncertain. Because of the Group’s lack of earnings history, the net deferred tax assets have been fully offset by a valuation allowance in the US and China. The valuation allowance increased by $27,308 and $8,757 during the years ended December 31, 2015 and 2014, respectively.

The Group has not provided for deferred taxes on the excess of the financial reporting over the tax basis in our investments in foreign subsidiaries that are essentially permanent in duration. The determination of the additional deferred taxes that have not been provided is not practicable. The undistributed earnings for the Group’s foreign subsidiaries (primarily the subsidiaries in China and Greece) will be permanently reinvested. As of December 31, 2015 and 2014, the total amount of the undistributed earnings for these subsidiaries amounted to $3,100 and $8,800 respectively.

The Group had no unrecognized tax benefits for the years ended December 31, 2015 and 2014, respectively. The Group currently files income tax returns in the U.S., as well as California, New Jersey, and certain other foreign jurisdictions. The Group is currently not the subject of any income tax examinations. The Group’s tax returns generally remain open for tax years after 2009.

26.	Net Loss Per Share of Common Stock

Basic loss per share is computed by dividing loss attributable to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted loss per share reflects the potential dilution of shares by adding other common stock equivalents, including stock options, warrants, and restricted common stock, in the weighted average number of common shares outstanding for a period, if dilutive. Potentially dilutive shares are excluded from the computation if their effect is anti-dilutive. As a result of the net loss for the years ended December 31, 2015 and 2014, there is no dilutive impact to the net loss per share calculation for the period.

The following table presents the calculation of basic and diluted net loss per share:

	December 31, 2015	December 31, 2014
Numerator:
Net loss	$(185,080)	$(5,196)
Denominator:
Basic weighted-average common shares	612,047,053	307,005,057

Diluted weighted-average common shares	612,047,053	307,005,057

Basic net loss per share	(0.30)	$(0.02)
Diluted net loss per share	(0.30)	(0.02)

27.	Commitments and Contingencies

(a)	Commitments

Guarantee — On December 22, 2009, in connection with an equity funding of STP related to the Aerojet 1 solar development project, the Group along with STP’s other investors entered into a Guaranty (“Guaranty”) to provide the equity investor, Greystone Renewable Energy Equity Fund (“Greystone”), with certain guarantees, in part, to secure investment funds necessary to facilitate STP’s payment to the Group under the EPC. Specific guarantees made by Solar Power, Inc. include the following in the event of the other investors’ failure to perform under the operating agreement:

•	Operating Deficit Loans—the Group would be required to loan Master Tenant or STP monies necessary to fund operations to the extent costs could not be covered by Master Tenant’s or STP’s cash inflows. The loan would be subordinated to other liabilities of the entity and earn no interest; and

•	Exercise of Put Options—At the option of Greystone, the Group may be required to fund the purchase by Managing Member of Greystone’s interest in Master Tenant under an option exercisable for 9 months following a 63 month period commencing with operations of the Facility. The purchase price would be equal to the greater of the fair value of Greystone’s equity interest in Master Tenant or $1,000. This option has been exercised on December 30, 2014 and this guarantee has been released accordingly.

The Group has recorded on its consolidated balance sheet the guarantees of $57 and $71 at December 31, 2015 and 2014, respectively. These amounts, less related amortization, are included in other noncurrent liabilities. These guarantees for the Aerojet 1 project are accounted for separately from the financing obligation related to the Aerojet 1 project because they are with different counterparties.

Financing Obligation — the guarantees associated with Aerojet 1 constitute a continuing involvement in the project. While the Group maintains its continuing involvement, it will apply the financing method and, therefore, has recorded and classified the proceeds received of $9,854 and $10,911 from the project in financing and capital lease obligations as of December 31, 2015 and 2014, respectively. At December 31, 2015 and 2014, $8,796 and $10,092, respectively, were recorded as noncurrent Financing and capital lease obligations, with $1,058 and $819 recorded as other current liabilities.

Performance Guaranty — On December 18, 2009, the Group entered into a 10-year energy output guaranty related to the photovoltaic system installed for STP at the Aerojet 1 facility in Rancho Cordova, CA. The guaranty provided for compensation to STP’s system lessee for shortfalls in production related to the design and operation of the system, but excluding shortfalls outside the Group’s control such as government regulation. The Group believes that the probability of shortfalls is unlikely and if they should occur they would be covered under the provisions of its current panel and equipment warranty provisions. For the fiscal year ended December 31, 2015 and 2014, there continues to be no charges against our reserves related to this performance guaranty.

Product Warranties — The Group offer the industry standard warranty up to 25 years for its PV panels and industry standard five to ten years on inverter and balance of system components. Due to the warranty period, the Group bear the risk of extensive warranty claims long after the Group has shipped product and recognized revenue. In the Group’s cable, wire and mechanical assemblies business, the Group’s historically warranty claims have not been material. In the Group’s solar PV business, the greatest warranty exposure is in the form of product replacement.

During the quarter ended September 30, 2007 and continuing through the fourth quarter of 2010, the Group installed own manufactured solar panels. Other than this period, the Group only installed panels manufactured by unrelated third parties as well as the Group’s principal shareholder and formerly controlling shareholder, LDK. Certain PV construction contracts entered into during the recent years included provisions under which the Group agreed to provide warranties to the buyer. As a result, the Group recorded the provision for the estimated warranty exposure on these contracts within cost of sales. Since the Group do not have sufficient historical data to estimate its exposure, the Group have looked to its own historical data in combination with historical data reported by other solar system installers and manufacturers. Due to the absence of historical material warranty claims, the Group have not recorded a material warranty accrual related to solar energy systems as of December 31, 2015 and 2014.

Operating leases — The Group leases offices, facilities and vehicles under various operating leases, some of which contain escalation clauses. Rental expenses under operating leases included in the statement of operations were both $2,860 and $453 for the years ended December 31, 2015 and 2014 respectively.

Future minimum payments under all of our non-cancelable operating leases are as follows as of December 31, 2015:

2016	$3,519
2017	3,084
2018	1,720
2019	1,096
2020	709
Thereafter	8,601

$18,729

Capital commitments — As of December 31, 2015 and 2014, the Group had capital commitments of approximately $66,515 and $59,354, respectively. These capital commitments were solely related to contracts signed with vendors for procurement of services or PV related products used for the construction of solar PV systems being developed by the Group.

The capital commitments as at balance sheet dates disclosed above do not include those incomplete acquisitions for investment and business as at balance sheet dates as the agreements could either be terminated unconditionally without any penalty or cancelable when the closing conditions as specified in the agreements could not be met. The occurrence of non-fulfillment of those closing conditions are not considered as remote.

(b)	Contingencies

On June 26, 2015, Aaron Read & Associates (“Aaron Read”) filed a complaint against the Company for commissions with respect to a solar project in North Palm Springs, California. Araon Read is seeking damages in the amount of approximately $460 plus attorney’s fees and claimed it is due commissions ranging from 0.25% to 2.0% of the project’s gross revenues depending on the level of involvement by Aaron Read in assisting in obtaining the project by the Company. The Company denies that Aaron Read assisted in the project acquisition, and even if it is deemed that Aaron Read assisted, they would be entitled to only 0.25%, i.e. $58. As of the date of issuance of these financial statements, this matter is at its early stage of the proceeding and it is uncertain how the United States Court will rule on the plaintiff’s appellate brief. Based on information available to the Company, management does not believe that it is probable that a loss had been incurred. Accordingly, no accrual was made as of December 31, 2015.

The Company’s several previous employees filed suits in November 2015, December 2015, February 2016 and March 2016 against the Company for breach of their prior employment contracts with the Company. As of the date of issuance of these financial statements, these lawsuits are at early stage of the proceeding and it is uncertain how the United States Court will rule on the plaintiff’s appellate brief. Based on the information available to the Company, management does not believe that it is probable that a loss had been incurred and accordingly, no accrual was made as of December 31, 2015.

On February 26, 2016, Hanhua New Energy Co., Ltd. filed a complaint against the Group in a PRC court alleging that the Group delayed payment of $6,862 for purchasing of solar modules over one year. The court instructed two PRC banks to freeze the Group’s bank accounts balances of $7,063. The Company believes that the resolution of this matter is not expected to result in any material impact on the consolidated financial statements of the Group.

From time to time, the Group is involved in various other legal and regulatory proceedings arising in the normal course of business. While the Group cannot predict the occurrence or outcome of these proceedings with certainty, it does not believe that an adverse result in any pending legal or regulatory proceeding, individually or in the aggregate, would be material to our consolidated financial condition or cash flows; however, an unfavorable outcome could have a material adverse effect on our results of operations for a specific interim period or year.

28.	Operating Risk

Concentrations of Credit Risk and Major Customers — A substantial percentage of the Group’s net revenue comes from sales made to a small number of customers to whom sales are typically made on an open account basis. Details of customers accounting for 10% or more of total net revenue for the years ended December 31, 2015 and 2014 are as follows:

	2015		2014
Customer	Revenue	% of Total Revenue	Revenue	% of Total Revenue
Blackrock Income UK Holding Limited	26,202	14%	—	—
RI Income UK Holding Limited	24,142	13%	—	—
Inner Mongolia Zhaojing Photovoltaic Power Generation Co. Ltd.	21,635	11%	—	—
Shotoco Energy, LLC	21,281	11%	—	—
Zhongwei Hanky Wiye Solar Co., Ltd.	8,387	4%	27,871	30%
Alxa League Zhiwei Photovoltaic Power Generation Co., Ltd.	5,085	3%	23,939	26%
Xinyu Realforce Energy Co., Ltd.	—	—	23,585	26%
KDC Solar Credit LS, LLC	—	—	11,886	13%
	$106,732	56%	$87,281	95%

Details of customers accounting for 10% or more of total accounts receivable, notes receivable, costs and estimated earnings in excess of billings on uncompleted contracts and finance lease receivable at December 31, 2015 and 2014, respectively are:

	2015		2014
Customer		% of Total		% of Total
Zhongwei Hanky Wiye Solar Co., Ltd.	26,839	17%	28,751	27%
Inner Mongolia Zhaojing Photovoltaic Power Generation Co., Ltd.	21,228	14%	—	—
Alxa League Zhiwei Photovoltaic Power Generation Co., Ltd.	23,913	16%	27,008	25%
Xinyu Realforce Energy Co., Ltd.	13,508	9%	24,776	23%

	85,488	56%	80,535	75%

29.	Segment information

Operating segments are defined as components of a company which separate financial information is available that is evaluated regularly by the client operating decision maker in deciding how to allocate resources and in assessing performance. The Group’s chief operating decision maker is the Chairman, Mr. Peng. Based on the financial information presented to and reviewed by the chief operating decision maker, the Group has determined that it has a single operating and reporting segment: solar energy products and services. The types of products and services in this single segment primarily include: (i) EPC services, (ii) Sales of PV solar system, (iii) Electricity revenue under PPAs, (iv) Trading of PV solar components, (v) Pre-development project sales (vi) Financial service revenue.

Net sales by major product and services are as follows:

	2015	2014
Sales of PV solar system	$77,438	—
EPC revenue	48,014	$87,281
Trading revenue of PV solar components	41,623	1,080
Electricity revenue with PPAs	16,226	2,144
Pre-development project sales	4,545	—
Financial service revenue	1,486	—
Others	1,178	1,137

	$190,510	$91,642

Net sales by geographic location are as follows:

Location (a)	2015	2014
China	$56,745	$76,426
United Kingdom	50,345	—
Australia	35,418	—
United States	29,925	14,690
Greece	8,720	526
Japan	6,626	—
Italy	1,395	—
Germany	1,336	—

	$190,510	$91,642

(a)	Sales are attributed to countries based on location of customer.

Geographic information, which is based upon physical location, for long-lived assets was as follows:

Location	2015	2014
China	$68,831	$46,872
Greece	59,385	68,708
United States	34,522	11,630
Italy	10,048	—
Japan	11,464	493
UK	1,499	—
Australia	331	—
Germany	84	—

	$186,164	$127,703

30.	Related Party Transactions

In 2015, the total fund raised from individual investors through Solar Energy amounted to $145,568, of which $11,524 was settled by the coupons issued by the Group to individual investors without cash inflow and the amount of $129,830 had been received by the Group from Solar Energy as of December 31, 2015 and Solar Energy charged $1,052 as commission fee to the Group at 1% of the fund principal. The Group recorded the cash received from Solar Energy of $129,830 in the line item of “Proceeds from loans on solarbao platform through Solar Energy” in the consolidated statements of cash flow. As of December 31, 2015 and December 31, 2014, the Group had other receivable (gross) of $3,162 and nil from Solar Energy respectively for the fund received from the individual investors on behalf of the Group by Solar Energy net of its commission fee and made an allowance for doubtful debts of $1,615 and nil respectively based on the recoverable amount of the receivable from Solar Energy.

In 2015, the total fund redeemed to individual investors through Solar Energy amounted to $19,237 which had been fully repaid by the Group to Solar Energy as of December 31, 2015 and was recorded in the line item of “Repayments of loans on solarbao platform directly or through Solar Energy” under financing activities in the consolidated statements of cash flow. From June 2015 onwards, the Group has made repayment of borrowings to individual investors directly while Solar Energy continues to collect the funds from individual investors and settle with the Group regularly.

In connection with the launch of the Underlying PV Products as discussed in Note 17—Borrowings, the Group issued to Jiangxi LDK Solar Hi-Tech Co., Ltd. (“LDK Jiangxi”) and Suzhou Liuxin Industry Ltd. (“Liuxin”) coupons with total face value of $779 and $582 respectively during the year ended December 31, 2015. Both LDK Jiangxi and Liuxin are related parties of the Group. LDK Jiangxi is a wholly owned subsidiary of LDK Solar Co., Ltd. (“LDK”), principle shareholder of the Company. Liuxin is wholly owned by Mr. Peng’s father. These coupons are freely transferable among holders but could not be redeemed in cash. When the holder subscribe the on-line products through the on-line platform of Solar Energy, the holders could redeem the coupons and reduce the original purchase price for the on-line products by the face value of the coupons. In 2015, the Group received full payment of $582 from Liuxin for the face value of the coupons issued. For the coupons of $779 issued to LDK Jiangxi, they were applied to offset the outstanding accounts payables of $779 to LDK Jiangxi under mutual agreement between the Group and LDK Jiangxi. As of December 31, 2015, all coupons issued to these related parties had been redeemed through the on-line platform.

In 2015, the Group paid commission fee of $3,000 to SUPERMERCY Limited (“SUPERMERCY”) in respect of certain funds raised by the Group through the issuance of the Company’s common stock. Pursuant to a client introducing agreement entered with SUPERMERCY on September 10, 2014, the Group agreed to pay SUPERMERCY commission at 3% of funds successfully raised by the Group that had been resulted from the services rendered by SUPERMERCY. The commission fee was recognized as a deduction of the funds raised and from additional paid in capital within the stockholders’ equity. The Group paid commission fee of $450 to SUPERMERCY on January 14, 2016 for the funds of $15,000 raised from Brilliant King and Poseidon (See Note 22—Stockholders’ Equity) at 3% in December 2015 which has been recognized as a deduction of the funds raised and from additional paid in capital within the stockholders’ equity.

As of December 31, 2015 and 2014, the Group owed to LDK Group of $42 and $nil, respectively, as LDK made salary payment to certain employees on behalf of the Group.

During the year ended December 31, 2015, the Group made advance payments of $310 to Mr. Peng for which a full provision has been recorded by the Company as of December 31, 2015.

On March 30, 2015, the Group entered into a share purchase agreement (the “LDK Share Purchase Agreement”) with LDK Group. Pursuant to the LDK Share Purchase Agreement, the Group agreed to purchase from LDK Group three LDK’s subsidiaries incorporated in Italy and California respectively which hold three solar PV plants in total, at a cash consideration of US$2,390. The Group will also assume certain indebtedness contemplated in the LDK Share Purchase Agreement up to a maximum amount to be agreed upon among the Group and the LDK Group prior to the closing date of the transaction. The transaction is subject to several closing conditions including completion of satisfactory due diligence. In connection with the acquisition, the Group paid $2,000 as deposits for the acquisition, such prepaid deposits were subsequently agreed by both parties to offset against certain payable balances due to LDK Group, on September 30, 2015. This acquisition has not been consummated as of the date of issuance of these financial statements.

As of December 31, 2015 and 2014, the Group had accounts payable to LDK Group of $5,128 and $34,150, respectively. The accounts payable balances as at December 31, 2015 were primarily related to purchases of solar cells for solar development projects. The solar cells purchased from LDK Group for the years ended 2015 and 2014 amounted to $11,712 and $5,755 respectively. The Group also consigned LDK Group to process solar cells to solar panels for its on-line platform business in 2015. The processing fee charged by LDK Group amounted to $4,000 and nil for the years ended 2015 and 2014. The accounts payable balances as at December 31, 2014 were primarily related to an amount that are subject to settlement arrangement with LDK Group. On December 30, 2014, the Group entered into a Settlement and Mutual Release (“Settlement Agreement”) with LDK Group, pursuant to which LDK Group agreed to discharge the Group from all actions, claims, demands, damages, obligations, liabilities, controversies and executions arising out of the Group’s net payables of $28,775 to LDK Group, in exchange for an aggregate settlement amount of $11,000. Under the Settlement Agreement, the Group agreed to pay the settlement amount of $11,000 by installments in accordance with a predetermined schedule and LDK Group has the right to cancel the agreed settlement if any installment payment is delayed for more than 30 days. The agreed payment schedule for the settlement amount of $11,000 is $380 on or before December 31, 2014, $2,000 on or before January 31, 2015, $1,620 on or before March 30, 2015, $2,000 on or before June 30, 2015, $1,000 on or before July 31, 2015, $2,000 on or before September 30, 2015 and $2,000 on or before December 31, 2015 (“Last Payment Obligation”). As the settlement amount will only be fully paid by December 31, 2015 in accordance with the Settlement Agreement, the Group did not derecognize the waived liability of $17,775, being the difference between the amounts of $28,775 that were subject to the settlement and the agreed settlement amount of $11,000, from its consolidated balance sheet as of December 31, 2014. As of September 30, 2015, the Group had made installment payments on schedule and had paid $9,000 in total to LDK Group in accordance with the Settlement Agreement. On September 30, 2015, the Group entered into a supplemental agreement with LDK Group pursuant to which LDK Group agrees the Group to apply the prepayment of $2,000 made to LDK Group under the LDK Share Purchase Agreement to satisfy the Group’s Last Payment Obligation under Settlement Agreement. This agreement does not affect the validity of the LDK Share Purchase Agreement and LDK Group and the Group agrees to postpone the dates of performance under the LDK Share Purchase Agreement. The Group derecognized the waived liabilities of $17,775 from its condensed consolidated balance sheet as of September 30, 2015 in accordance with the Settlement Agreement and the supplemental agreement since the Group had fully paid the settlement amount of $11,000. As LDK Group is the Group’s principal shareholder, this waived liabilities of $17,775 was accounted for as a capital transaction by increasing additional paid in capital as of December 31, 2015.

31.	Subsequent Events

(a)	Acquisition of Dingding Yiwei

On September 1, 2015, the Group agreed to acquire 60% equity interests in Beijing Dingding Yiwei New Energy Technology Development Co., Ltd. (“Dingding Yiwei”), a company established in China, at a cash consideration of RMB 30 million ($4,720), subject to certain closing conditions set forth in the share purchase agreement entered between the Group and the shareholders of Dindding Yiwei. The acquisition was consummated on January 7, 2016 upon completion of all closing conditions including the settlement of all consideration in cash. Dingding Yiwei is engaging in the car rental business through its on-line platform in China.

(b)	Restructuring of liabilities

On March 15, 2016, the Company entered into a settlement agreement (“Settlement Agreement”) with Sinsin Europe Solar Asset Limited Partnership and Sinsin Solar Capital Limited Partnership (collectively, the “Sinsin Group”) which are the previous equity owners of Sinsin, to extend its payment obligation of $46,038 (EUR42,396) originally scheduled for settlement in 2016. Pursuant to revised payment schedule under the Settlement Agreement, the Company is required to settle EUR3,283 before April 15, 2016 with the remaining EUR 39,113 to be settled on or before November 30, 2017 with an interest rate of 6% per annum. The revised payment schedule is subject to the conditions that 1) 26.57 MW PV plants previously acquired from Sinsin Group are pledged back to Sinsin Group; and 2) all electricity revenue amounts of these pledged 26.57 MW PV plants are used to repay the outstanding debts of EUR 39,113 due to Sinsin Group with all bank accounts of Sinsin put under the custodian of Sinsin Group. As of the date of issuance of these consolidated financial statements, the Company has paid the EUR3,283 and pledged the PV plants of 26.57 MW to Sinsin Group as required under the Settlement Agreement.

(c)	Project assets financing

On March 28, 2016, the Group entered into a sales and leaseback arrangement with China Kangfu International Leasing Co., Ltd. (“Kangfu Leasing”), an independent third party. Pursuant to the sales and leasing back arrangement, the Group agreed to sell Kangfu Leasing the gird-connected Xinte PV plant, previously acquired from TBEA Xinjiang Sunoasis Co., Ltd. (“TBEA Sunoasis”) in December 2014 and pledged to TBEA Sunoasis to secure the amount payable to TBEA Sunoasis, at a consideration of RMB140 million and immediately lease back the plant from Kangfu Leasing at an interest rate of 6.125% per annum for a 10-year period. Pursuant to the arrangement, the title of Xinte PV plant would be transferred to the Group by the end of the lease term at a nominal fee of RMB10,000. The Group, TBEA Sunoasis and Kangfu Leasing also entered into a tri-party agreement pursuant to which TBEA Sunoasis agreed to release the pledge of Xinte PV plant and the Group agreed to use the RMB140 million for settling the payable due to TBEA Sunoasis, which amounted to $26,311 as at December 31, 2015 and was due for payment in 2016. As of the date of issuance of these consolidated financial statements, the Group had paid TBEA Sunoasis RMB140 million received from Kangfu Leasing pursuant to the tri-party agreement.

(d)	Private placements

On May 10, 2016, certain shareholders and management members entered into share purchase agreements with the Group and agreed to purchase 75.99 million shares of common stock of the Company at an aggregate consideration of $57.68 million. The transactions are subject to certain closing conditions. As of the date of issuance of these consolidated financial statements, the share purchase transactions have not been closed.

(e)	Contractual agreements

On March 17, 2016, the Group through its wholly owned subsidiary, Yanhua Netwrok Technology (Shanghai) Co., Ltd. (“Yanhua Network”), entered into a series of contractual agreements with Shanghai Meiju Network Technology Co., Ltd. (“Meiju”) and its sole shareholder, Shanghai Youying E-commerce Co., Ltd. (“Youying”). The contractual arrangements include Exclusive Business Cooperation Agreement, Exclusive Call Option Agreement, Proxy Voting Agreement, and Equity Interest Pledge Agreement. Youying was incorporated in the PRC on June 12, 2015 by Mr. Min Xiahou and Ms. Amy Jing Liu (collectively, “Equity Holders”), the deputy chairman of the Company’s board of directors and former chief financial controller, respectively.