Form 20-F/A
period 2015-12-31
SPI Energy Co., Ltd.
filed 2016-12-23
CIK 1210618

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2015.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to .
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report . . . . . . . . . . . . . . . . . . .

Commission file number: 001-37678

SPI Energy Co., Ltd.
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)

Cayman Islands
(Jurisdiction of incorporation or organization)

7F/A Block, 1st Building, Jinqi Plaza No. 2145 Jinshajiang Road, Putuo District Shanghai, P.R. China
(Address of principal executive offices)

Guanning Liang, Chief Financial Officer 7F/A Block, 1st Building, Jinqi Plaza No. 2145 Jinshajiang Road, Putuo District Shanghai, P.R. China Telephone: +86 21-8012 9001 Fax: +86 21-8012 9003
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
American depositary shares, each representing ten ordinary shares, par value $0.000001 per share	The NASDAQ Stock Market LLC (The NASDAQ Global Select Market) The NASDAQ Stock Market LLC
Ordinary shares, par value $0.000001 per share *	(The NASDAQ Global Select Market)

*           Not for trading, but only in connection with the listing of American depositary shares on the NASDAQ Global Select Market.

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

639,065,172 ordinary shares as of December 31, 2015

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes   ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes   ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☒ Yes   ☐ No

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

☐ Item 17   ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes   ☒ No

i

EXPLANATORY NOTE

This amendment No. 1 (“Amendment No. 1”) to our annual report on Form 20-F for the fiscal year ended December 31, 2015 (the “2015 20-F”) hereby amends Item 3, Item 5, Item 18 and Item 19 of the 2015 20-F. The 2015 20-F was originally filed with the Securities and Exchange Commission on May 17, 2016 (the “Original Report”).  This Amendment No. 1 is being filed to:

1.              Amend Item 3 and Item 5 of the Original Report and certain line items of our consolidated financial statements to present certain items as “provisions for doubtful accounts and notes;”

2.              Amend Item 18 of the Original Report to furnish our consolidated financial statements for the fiscal year ended December 31, 2013;

3.              Amend certain notes to our consolidated financial statements.

This Amendment No. 1 speaks as of the filing date of the Original Report. Other than as set forth above, this Amendment No. 1 does not, and does not purport to, amend, update or restate any other information or disclosure included in the Original Report or reflect any events that have occurred since May 17, 2016.

As required by Rule 12b-15 of the Securities and Exchange Act of 1934, as amended, we are also filing and furnishing the certifications required under Section 302 and Section 906 of the Sarbanes-Oxley Act of 2002, respectively, as exhibits to this Amendment No. 1.

PART I

ITEM 3.        KEY INFORMATION

A.       Selected Financial Data

Our Selected Consolidated Financial Data

The following selected consolidated statements of operations data for the years ended December 31, 2013, 2014 and 2015 and the selected consolidated balance sheet data as of December 31, 2014 and 2015 are derived from our audited consolidated financial statements included elsewhere in this annual report. The selected consolidated statements of operations data for the years ended December 31, 2011 and 2012 and the consolidated balance sheet data as of December 31, 2011, 2012 and 2013 are derived from our audited consolidated financial statements not included in this annual report. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. The historical results are not necessarily indicative of results to be expected in any future periods.

	For the year ended December 31,
	2011(1)	2012	2013	2014	2015
	($ in thousands, except share and per share data)
Consolidated Statements of Operations Data:
Net sales:
Net sales	108,297	64,417	42,629	91,642	190,510
Net sales, related party	31,470	35,539	—	—	—
Total net sales	139,767	99,956	42,629	91,642	190,510
Cost of goods sold:
Cost of goods sold	95,462	56,016	42,582	77,430	176,469
Cost of goods sold, related party	28,405	32,617	—	—	—
Provision for losses on contracts	—	2,729	2,816	2,055	5,932
Total cost of goods sold	123,867	91,362	45,398	79,485	182,401
Gross profit (loss)	15,900	8,594	(2,769)	12,157	8,109
Operating expenses:
General and administrative	7,100	13,061	8,231	8,286	76,747
Sales, marketing and customer service	4,197	10,647	2,050	1,401	39,428
Provision for doubtful accounts and notes	—	—	9,303	(2,043)	45,328
Impairment charges	400	6,038	7,500	—	10,853
Engineering, design and product management	1,964	2,636	1,761	—	—
Total operating expenses	13,661	32,382	28,845	7,644	172,356
Operating income (loss)	2,239	(23,788)	(31,614)	4,513	(164,247)
Other income (expense):
Interest expense	(1,490)	(4,065)	(4,321)	(2,259)	(9,275)
Interest income	183	2,527	1,655	1,212	2,218
Loss on extinguishment of convertible bonds	—	—	—	(8,907)	—
Gain from deconsolidation	—	—	3,537	—	—
Fair value change of derivative liability	—	—	—	972	(15,650)
Loss on investment in an affiliate	—	—	—	—	(2,493)
Others	861	(182)	(688)	2,313	5,040
Total other (expense) income, net	(446)	(1,720)	183	(6,669)	(20,160)
Income (loss) before income taxes	1,793	(25,508)	(31,431)	(2,156)	(184,407)
Provision for income taxes	187	(80)	813	3,040	673
Net income (loss)	1,606	(25,428)	(32,244)	(5,196)	(185,080)
Net loss per common share:
Basic and Diluted	0.01	(0.13)	(0.16)	(0.02)	(0.30)
Weighted average number of common shares used in computing per share amounts:
Basic and Dilutive	184,413,923	190,461,696	198,214,456	307,005,057	612,047,053

	As of December 31,
	2011(1)	2012	2013	2014	2015
	($ in thousands)
Summary Consolidated Balance Sheet Data:
Cash and cash equivalents	24,523	17,823	1,031	156,540	82,124
Total current assets	158,838	141,014	24,127	381,314	393,569
Total assets	181,679	162,829	70,964	587,907	709,570
Total current liabilities	97,716	118,610	60,679	252,309	473,551
Total liabilities	132,311	138,707	73,831	325,799	493,012
Total stockholders’ equity (deficit)	49,368	24,122	(2,867)	262,108	216,558
Total liabilities and stockholders’ equity	181,679	162,829	70,964	587,907	709,570

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

The following table sets forth a breakdown of our revenue by category of activities for the periods indicated:

	For the year ended December 31,
	2013		2014		2015
	($ in thousands except percentage)
Sales of PV solar systems	—	—	—	—	77,438	40.6%
EPC revenue	39,290	92.2%	87,281	95.2%	48,014	25.2%
Sales of PV solar systems	—	—	1,080	1.2%	41,623	21.8%
Electricity revenue with PPAs	2,037	4.8%	2,144	2.3%	16,226	8.5%
Pre-development project sales	—	—	—	—	4,545	2.4%
Financial service revenue	—	—	—	—	1,486	0.8%
Others	1,302	3.1%	1,137	1.2%	1,178	0.6%
Total	42,629	100.0%	91,642	100.0%	190,510	100.0%

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

General and administrative expenses. Our general and administrative expenses consist primarily of salaries and stock based compensation expense, rental and office supplies expenses. In the years ended December 31, 2013, 2014 and 2015, our general and administrative expenses were $8.2 million, $8.3 million and $76.7 million, respectively.

Sales, marketing and customer service expenses. Our sales, marketing and customer service expenses consist primarily of advertising expense, business development expense and salaries. In the years ended December 31, 2013, 2014 and 2015, our sales, marketing and customer service expenses were $2.1 million, $1.4 million and $39.4 million, respectively.

Provision for doubtful accounts and notes. In the years ended December 31, 2013, 2014 and 2015, our provision for doubtful accounts and notes were $9.3 million, negative $2.0 million and $45.3 million, respectively. Reversal of provision of $2.0 million in the year ended December 31, 2014 was primarily due to settlement of long outstanding receivables due from two project owners.

Impairment charges. Our impairment charges consist of impairment charges for project assets and investment in affiliates. In the years ended December 31, 2013, 2014 and 2015, our impairment charges were $7.5 million, nil and $10.9 million, respectively.

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

The percentage-of-completion method requires the use of various estimates, including, among others, the extent of progress towards completion, contract revenues and contract completion costs. Contract revenues and contract costs to be recognized are dependent on the accuracy of estimates, including direct material and labor costs and those indirect costs related to contract performance, such as indirect labor, supplies, tools, repairs, and depreciation costs. We have a history of making reasonable estimates of the extent of progress towards completion, contract revenues and contract completion costs. However, due to uncertainties inherent in the estimation process, it is possible that actual contract revenues and completion costs may vary from estimates. Under the completed-contract method, contract costs are recorded to a deferred project costs account and cash received are recorded to a liability account during the periods of construction. All revenues, costs, and profits are recognized in operations upon completion of the contract. A contract is considered complete and revenue recognized when all costs except insignificant items have been incurred and final acceptance has been received from the customer and receivables are deemed to be collectible. Provisions for estimated losses on uncompleted contracts, if any, are recognized in the period in which the loss first becomes probable and reasonably estimable. For the years ended December 31, 2013, 2014 and 2015, $2.8 million, nil and nil estimated losses on uncompleted contracts have been recorded.

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

We recognized interest earned on finance leases as “Net sales-financial service revenue” in the amount of nil, nil and $1.5 million in 2013, 2014 and 2015, respectively.

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

Impairment of Long-lived Assets

Our long-lived assets include property, plant and equipment, project assets (non-current) and other intangible assets with finite lives. We evaluate long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group be tested for possible impairment, we first compare undiscounted cash flows expected to be generated by that asset or asset group to its carrying amount. If the carrying amount of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying amount exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary. Any impairment write-downs would be treated as permanent reductions in the carrying amounts of the assets and a charge to operations would be recognized. Impairment losses on project assets of nil, nil and $10.9 million were recognized for the years ended December 31, 2013, 2014 and 2015, respectively.

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

For project assets held for development and sale, we consider a project commercially viable if it is anticipated to be sold for a profit once it is either fully developed or fully constructed. We also consider a partially developed or partially constructed project commercially viable if the anticipated selling price is higher than the carrying value of the related project assets plus the estimated cost to completion. We consider a number of factors, including changes in environmental, ecological, permitting, market pricing or regulatory conditions that affect the project. Such changes may cause the cost of the project to increase or the selling price of the project to decrease. We recorded an impairment loss of the project asset to the extent the carrying value exceed its estimated recoverable amount. The recoverable amount is estimated based on the anticipated sales proceeds reduced by estimated cost to complete such sales. In 2015, we made provision for losses on contracts of $5.9 million for certain project assets held for development and sale.

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

	For the year ended December 31,
	2013		2014		2015
	($ in thousands except percentage)
Net sales:
Net sales	42,629	100.0%	91,642	100.0%	190,510	100.0%
Cost of goods sold:
Cost of goods sold	42,582	99.9%	77,430	84.5%	176,469	92.6%
Provision for losses on contracts	2,816	6.6%	2,055	2.2%	5,932	8.8%
Total cost of goods sold	45,398	106.5%	79,485	86.7%	182,401	101.4%
Gross profit (loss)	(2,769)	(6.5)%	12,157	13.3%	8,109	(1.4)%
Operating expenses:
General and administrative	8,231	19.3%	8,286	9.0%	76,747	40.3%
Sales, marketing and customer service	2,050	4.8%	1,401	1.5%	39,428	20.7%
Provision for doubtful accounts and notes	9,303	21.8%	(2,043)	(2.2)%	45,328	23.8%
Impairment charges	7,500	17.6%	—	—	10,853	5.7%
Engineering, design and product management	1,761	4.1%	—	—	—	—
Total operating expenses	28,845	67.7%	7,644	8.3%	172,356	84.8%
Operating income (loss)	(31,614)	(74.2)%	4,513	4.9%	(164,247)	(86.2)%
Other income (expense):
Interest expense	(4,321)	(10.1)%	(2,259)	(2.5)%	(9,275)	(4.9)%
Interest income	1,655	3.9%	1,212	1.3%	2,218	1.2%
Loss on extinguishment of convertible bonds	—	—	(8,907)	(9.7)%	—	—
Gain from deconsolidation	3,537	8.3%	—	—	—	—
Fair value change of derivative liability	—	—	972	1.1%	(15,650)	(8.2)%
Loss on investment in an affiliate	—	—	—	—	(2,493)	(1.3)%
Others	(688)	(1.6)%	2,313	2.5%	5,040	2.6%
Total other (expense) income, net	183	0.4%	(6,669)	(7.3)%	(20,160)	(10.6)%
Income (loss) before income taxes	(31,431)	(73.7)%	(2,156)	(2.4)%	(184,407)	(96.8)%
Provision for income taxes	813	1.9%	3,040	3.3%	673	0.4%
Net income (loss)	(32,244)	(75.6)%	(5,196)	(5.7)%	(185,080)	(97.2)%

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

General and administrative expenses—General and administrative expenses were $8.3 million (9.0% of net sales) and $76.7 million (40.3% of net sales) for the years ended December 31, 2014 and 2015, respectively, representing an increase of $68.4 million, or 824.1%. The increase in our general and administrative expenses mainly consisted of the stock-based awards to our management, salaries and professional service fee, in the amount of $37.8 million, $21.2 million and $10.1 million, respectively.

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

Provision for doubtful accounts and notes—We recorded a reversal of provision for doubtful accounts and notes of $2.0 million due to the collection back in 2014. We recorded provision for doubtful accounts and notes of $45.3 million in 2015, including i) bad debt allowance of $ 36.4 million, for the accounts receivable balance from EPC service revenue and other revenues based on the expected recoverable amount of these receivables; ii) provision for doubtful recoveries of $3.2 million due from a former executive for the withholding individual income tax of RSU; iii) provision for doubtful recoveries of the receivable in relation to the acquisition of Guo Dian of $ 3.2 million.

Impairment charges—Impairment charges were nil and $10.9 million (5.7% of net sales) for the years ended December 31, 2014 and 2015, respectively, representing the impairment loss of $10.9 million for project assets.

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

General and administrative expenses—Our general and administrative expenses were $8.2 million (19.3% of net sales) and $8.3 million (9.0% of net sales) for the years ended December 31, 2013 and 2014, respectively, which are at the same level.

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

Provision for doubtful accounts and notes—We recorded provision for doubtful accounts and notes of $9.3 million (21.8% of net sales) and reversal of $2.0 million (2.2% of net sales) for the years ended December 31, 2013 and 2014, respectively. The provision for doubtful accounts and notes we recorded in 2013 is bad debt reserve of $9.3 million, which was due to the deterioration of the business operations of two of our customers, the respective owners of the Beaver Run Project and another project in the U.S. In 2014, we increased our equity interest in the KDC Mountain Creek Project to 100%. See “— Recent Acquisition Activities— Solar Projects.” The provision for doubtful accounts were reversed in 2014 with a positive balance of $2.0 million primarily due to the settlement of those receivables due from the above two customers in 2014.

Impairment expenses—We recorded impairment expenses of $7.5 million (17.6% of net sales) and nil for the years ended December 31, 2013 and 2014, respectively. The impairment expenses we recorded in 2013 was due to the difference of the amount of consideration we paid for in acquiring a solar project in the U.S. and the fair value of our investment. In 2013, we provided EPC services to KDC for the KDC Mountain Creek Project, with the EPC service fees in the form of a $15.0 million note receivable due from KDC. KDC was unable to satisfy its EPC service fees payment obligations and in December 2013, we entered into an exchange and release agreement with KDC, pursuant to which we agreed to exchange our $15.0 million note receivable due to us from KDC under the EPC agreement in exchange for 64.5% equity interest in the KDC Mountain Creek Project. We determined the fair value of our investment in the KDC Mountain Creek Project to be $7.5 million in 2013 based on an income approach applying discounted cash flows to measure the fair value using a 10% discount rate, utilizing a market approach by comparing the fair value to other similar sized solar projects taking into consideration the expected time and cost to complete the project. Consequently, we recorded a $7.5 million impairment charge in 2013.

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

As a result, our PRC subsidiaries are restricted in their ability to transfer their net assets to us in the form of cash dividends, loans or advances. As of December 31, 2015, the amount of the restricted net assets, which represents registered capital, additional paid-in capital and cumulative appropriations made to statutory reserves, was $47.0 million.

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

PART III

Item 18. Financial Statements

The consolidated financial statements of SPI Energy Co., Ltd. are included at the end of this annual report beginning on page F-1.

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

8.1*	List of subsidiaries

11.1*	Code of Business Conduct and Ethics of the Registrant

12.1**	Certification of the Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2**	Certification of the Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1***	Certification of Principal Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2***	Certification of Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1

Letter of Crowe Horwath LLP, dated November 24, 2014, regarding change in independent registered public accounting firm (incorporated by reference to Exhibit 16.1 of our current report on Form 8-K (file No. 000-50142) filed with the Securities and Exchange Commission on November 24, 2014)

15.2**	Consent of Independent Registered Public Accounting Firm—KPMG Huazhen LLP

15.3**	Consent of Independent Registered Public Accounting Firm—Crowe Horwath LLP

101.INS**	XBRL Instance Document

101.SCH**	XBRL Taxonomy Extension Schema Document

101.CAL**	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF**	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB**	XBRL Taxonomy Extension Label Linkbase Document

101.PRE**	XBRL Taxonomy Extension Calculation Presentation Document

*	Previously filed with the Annual Report on Form 20-F on May 17, 2016.
**	Filed herewith
***	Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to its annual report on its behalf.

SPI Energy Co., Ltd.

Date:December 23, 2016	By:	/s/ Guanning Liang
Name: Guanning Liang
Title: Chief Financial Officer

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

/s/ KPMG Huazhen LLP

Shanghai, China
May 17, 2016

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders

Solar Power, Inc.

Roseville, California

We have audited the accompanying consolidated statements of operations, comprehensive loss, stockholders’ equity, and cash flows of Solar Power, Inc. (the “Company”) for the year ended December 31, 2013. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of Solar Power, Inc. for the year ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

/s/ Crowe Horwath LLP

San Francisco, California
April 15, 2014

SPI ENERGY CO., LTD.

CONSOLIDATED BALANCE SHEETS

(In thousands, except for share and per share data)

	December 31, 2015	December 31, 2014
ASSETS
Current assets:
Cash and cash equivalents	$82,124	$156,540
Restricted cash	83,191	337
Bank deposits with maturity over three months	—	8,852
Short-term investments	—	27,354
Accounts receivable, net of allowance for doubtful accounts of $36,553 and $766, respectively	73,383	22,654
Notes receivable	3,541	—
Costs and estimated earnings in excess of billings on uncompleted contracts	32,426	73,742
Inventories, net	27,245	6,975
Project assets	35,355	73,930
Prepaid expenses and other current assets	41,197	10,930
Other receivable, related parties	2,589	—
Finance lease receivable	12,518	—
Total current assets	393,569	381,314
Intangible assets	4,526	560
Goodwill	75,969	66,045
Restricted cash, net of current portion	—	160
Accounts receivable, noncurrent	7,463	4,490
Other receivable, noncurrent	550	—
Notes receivable, noncurrent	6,399	6,611
Property, plant and equipment, net	125,793	106,438
Project assets, noncurrent	60,371	21,265
Derivative asset	2,328	—
Investment in an affiliate	13,950	—
Deferred tax assets, net	848	1,024
Finance lease receivable, noncurrent	17,804	—
Total assets	$709,570	$587,907
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$97,803	$76,778
Accounts payable, related parties	5,128	34,150
Notes payable	34,301	26,707
Accrued liabilities	26,741	11,288
Income taxes payable	4,002	3,648
Advance from customers	19,693	17,690
Short term borrowings	160,400	48,286
Convertible bonds	54,062	—
Other current liabilities, related parties	42	—
Other current liabilities	71,379	33,762
Total current liabilities	473,551	252,309
Financing and capital lease obligations	8,796	10,092
Convertible bonds	—	32,575
Long term borrowings	4,451	—
Deferred tax liability, net	4,199	3,680
Other noncurrent liabilities	2,015	27,143
Total liabilities	493,012	325,799
Commitments and contingencies	—	—
Stockholders’ equity:
Preferred stock, par $0.0001, 20,000,000 shares authorized; none issued and outstanding	—	—
Common stock, par $0.0001, 1,000,000,000 shares authorized, respectively; 639,065,172 and 568,847,967 shares issued and outstanding, respectively	64	57
Additional paid in capital	475,492	327,573
Accumulated other comprehensive loss	(16,509)	(4,252)
Accumulated deficit	(246,068)	(61,270)
Total equity attributable to the shareholders of the Company	212,979	262,108
Noncontrolling interests	3,579	—
Total stockholders’ equity	216,558	262,108
Total liabilities and stockholders’ equity	$709,570	$587,907

The accompanying notes are an integral part of these consolidated financial statements.

SPI ENERGY CO., LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except for share and per share data)

	For the Years Ended December 31,
	2015	2014	2013
Net sales:
Net sales	$190,510	$91,642	$42,629
Cost of goods sold:
Cost of goods sold	176,469	77,430	42,582
Provision for losses on contracts	5,932	2,055	2,816
Total cost of goods sold	182,401	79,485	45,398
Gross profit	8,109	12,157	(2,769)
Operating expenses:
General and administrative	76,747	8,286	8,231
Sales, marketing and customer service	39,428	1,401	2,050
Provision for (Reversal of) doubtful accounts and notes	45,328	(2,043)	9,303
Impairment charges	10,853	—	7,500
Engineering, design and product management	—	—	1,761
Total operating expenses	172,356	7,644	28,845
Operating (loss) income	(164,247)	4,513	(31,614)
Other income (expense):
Interest expense	(9,275)	(2,259)	(4,321)
Interest income	2,218	1,212	1,655
Loss on extinguishment of convertible bonds	—	(8,907)	—
Gain from deconsolidation	—	—	3,537
Change in fair value of derivative asset/liability	(15,650)	972	—
Loss on investment in an affiliate	(2,493)	—	—
Net foreign exchange gain	4,412	1,498
Others	628	815	(688)
Total other expense, net	(20,160)	(6,669)	183
Loss before income taxes	(184,407)	(2,156)	(31,431)
Income tax expense	673	3,040	813
Net loss	$(185,080)	$(5,196)	$(32,244)
Net loss attributable to noncontrolling interests	(282)	—	—
Net loss attributable to stockholders of the Company	$(184,798)	$(5,196)	$(32,244)
Net loss per common share:
Basic and Diluted	(0.30)	(0.02)	(0.16)
Weighted average number of common shares used in computing per share amounts:
Basic and Diluted	612,047,053	307,005,057	198,214,456

The accompanying notes are an integral part of these consolidated financial statements.

SPI ENERGY CO., LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In thousands)

	For the Years Ended December 31,
	2015	2014	2013
Net loss	$(185,080)	$(5,196)	$(32,244)
Other comprehensive loss:
Foreign currency translation loss arising during the year	$(12,355)	(4,063)	(74)
Less: reclassification of foreign currency translation loss to net loss	—	—	172
Total comprehensive loss	$(197,435)	(9,259)	$(32,146)
Comprehensive loss attributable to noncontrolling interests
Net loss attributable to noncontrolling interests	(282)	—	—
Foreign currency translation loss arising during the year	(98)	—	—
Comprehensive loss attributable to stockholders of the Company	$(197,055)	$(9,259)	$(32,146)

The accompanying notes are an integral part of these consolidated financial statements.

SPI ENERGY CO., LTD.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(In thousands)

	Common Stock		Additional Paid-In	Accumulated	Accumulated Other Comprehensive	Equity attributable to Shareholders of the	Noncontrolling	Total shareholders’
	Shares	Amount	Capital	Deficit	Loss	Company	Interests	equity
Balances at December 31, 2012	198,215	20	48,219	(23,830)	(287)	24,122	—	24,122
Net loss				(32,244)		(32,244)	—	(32,244)
Foreign currency translation adjustments					98	98	—	98
Solar Green Technology debt forgiveness			4,582			4,582	—	4,582
Stock-based compensation expense			575			575	—	575
Balances at December 31, 2013	198,215	$20	$53,376	$(56,074)	$(189)	$(2,867)	—	$(2,867)
Net loss				(5,196)		(5,196)	—	(5,196)
Foreign currency translation adjustments					(4,063)	(4,063)	—	(4,063)
Issuance of Common Stock and option	369,948	37	263,491			263,528	—	263,528
Issuance of convertible bonds			10,313			10,313	—	10,313
Exercise of stock options	685		37			37	—	37
Stock-based compensation expense			356			356	—	356
Balances at December 31, 2014	568,848	$57	$327,573	$(61,270)	$(4,252)	$262,108		$262,108
Net loss				(184,798)		(184,798)	(282)	(185,080)
Acquisition of subsidiaries							3,945	3,945
Foreign currency translation adjustments					(12,257)	(12,257)	(98)	(12,355)
Issuance of Common Stock	70,148	7	91,913			91,920	—	91,920
Repurchase of Common Stock (see Note 23)	(10)	—	(20)			(20)	—	(20)
Debt forgiveness by LDK Group (see Note 32)			17,804			17,804	14	17,818
Exercise of stock options	79		29			29	—	29
Stock-based compensation expense			38,193			38,193	—	38,193
Balances at December 31, 2015	639,065	$64	$475,492	$(246,068)	$(16,509)	$212,979	$3,579	$216,558

The accompanying notes are an integral part of these consolidated financial statements.

SPI ENERGY CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	December 31, 2015	December 31, 2014	December 31, 2013
Cash flows from operating activities:
Net loss	$(185,080)	$(5,196)	$(32,244)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	4,686	1,267	1,283
Amortization	862	572	571
Provision for inventory	2,493	—
Provision for (Reversal of) doubtful accounts and notes	45,328	(2,043)	9,303
Impairment charges	10,853	—	7,500
Loss on investment in ENS	2,493	—
Stock-based compensation expense	38,193	356	575
Gain on deconsolidation	—	—	(3,537)
Loss on extinguishment of convertible bonds	—	8,907
Change in fair value of derivative assets/liability	15,650	(972)
Loss (Gain) on disposal of fixed assets	71	1	(382)
Change in deferred taxes	188	(126)	(150)
Provision for losses on contracts	5,932	2,055	2,816
Non-cash interest expense	5,042	1,406	—
Amortization of loan fees	—	—	307
Operating income from solar system subject to financing obligation	(1,103)	(819)	(1,183)
Other non-cash expense	442	310	—
Changes in operating assets and liabilities
Accounts receivable	(86,369)	(1,272)	11,491
Accounts receivable, related party	—	—	3,823
Other receivable, noncurrent	(550)	—	—
Notes receivable	(3,329)	—	(27,931)
Finance lease receivable	(31,183)	—
Costs and estimated earnings in excess of billings on uncompleted contracts	41,316	(73,742)	28,692
Restricted cash related to operating activities	(34,608)	(337)	—
Project assets	21,657	(55,066)	15,993
Inventories	(7,996)	3,838	1,025
Prepaid expenses and other assets	(25,580)	(5,020)	(899)
Accounts payable	605	37,556	(5,452)
Accounts payable, related party	(10,439)	(12,853)	7,815
Note payable	7,594	17,809	—
Advances from customers	1,773	17,690	—
Income taxes payable	312	2,942	—
Billings in excess of costs and estimated earnings on uncompleted contracts	—	(862)	(4,066)
Billings in excess of costs and estimated earnings on uncompleted contracts, related party	—	—	(49)
Accrued liabilities and other liabilities	25,187	7,143	(4,089)
Other liabilities, related party	42	—	—
Net cash used in operating activities	(155,518)	(56,456)	11,212
Cash flows from investing activities:
Proceeds from repayment of interest bearing receivables	3,165	—	7,007
Issuance of notes receivable	—	—	(1,335)
Proceeds from disposal of fixed assets	—	1	—
Investment in affiliates	(33,390)	(586)	—
Acquisitions of property, plant and equipment	(22,212)	(147)	(3)
Acquisitions of project assets	(22,740)	(1,295)	—
Prepayment for acquisitions of subsidiaries and project assets	(7,693)	—
Proceeds from uplift of bank deposit with maturity over three months upon maturity	14,175	—
Acquisitions of subsidiaries, net of cash acquired	(5,344)	(6,652)	—
Acquisition of short-term investments	(31,442)	(40,227)	—
Placement of bank deposit with maturity over three months	(5,323)	(8,852)	—
Proceeds from disposal of short-term investments	58,796	12,873	—
Net cash used in investing activities	(52,008)	(44,885)	5,669

	December 31, 2015	December 31, 2014	December 31, 2013
Cash flows from financing activities:
Proceeds from issuance of common stocks	62,029	167,885	—
Proceeds from line of credit and loans payable	254,608	47,467	2,666
Proceeds from loans on solarbao platform through Solar Energy	129,830	—
(Increase)/decrease in restricted cash	(48,032)	240	20
Proceeds from issuance of convertible bonds	20,000	46,000	—
Repayments of line of credit and loans payable	(196,184)	(4,250)	(36,285)
Repayment of loans on solarbao platform directly or through Solar Energy	(89,115)	—
Net cash generated from financing activities	133,136	257,342	(33,599)
Effect of exchange rate changes on cash	(26)	(492)	(74)
(Decrease)/increase in cash and cash equivalents	(74,416)	155,509	(16,792)
Cash and cash equivalents at beginning of year	156,540	1,031	17,823
Cash and cash equivalents at end of year	$82,124	$156,540	1,031
Supplemental cash flow information:
Interest paid	2,753	191	4,280
Non-cash activities:
Debt forgiveness from related party (Note 32) and non-controlling interests	17,818	—	4,582
Netting off balance due to/from related party	—	3,905	—
Netting off balance due to/from third party (Note 18)	548	—
Contribution of other assets to investment in affiliate	—	790	7,536
Coupons issued to settle accounts payable (Note 1)	10,942	—
Common Stock issued to acquire project assets (Note 23)	5,500	3,300	—
Common Stock issued to acquire subsidiaries (Note 23)	23,845	78,955	—
Common Stock issued to settle payable (Note 23)	726	—
Common Stock issued in connection with convertible bond extinguishment	—	11,000
Derivative liability issued to acquire project assets	—	983	—
Exchange of notes receivable and other assets to acquire project assets	—	9,448	—
Exchange of investment in affiliate to acquire project assets	—	8,912	—
Exchange of Beaver run accounts receivable to acquire inventory and other assets	—	2,296	—
Exchange of Apple Orchard accounts receivable to acquire inventory	—	7,887	—
Exchange of Seashore accounts receivable to acquire inventory	—	1,395	—

The accompanying notes are an integral part of these consolidated financial statements.

SPI ENERGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015
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

The major subsidiaries of the Company as of December 31, 2015 are summarized as below:

Major Subsidiaries	Abbreviation	Location
Xinwei Solar Engineering and Construction (Suzhou) Co., Ltd.	Xinwei Suzhou	China
Xinyu Xinwei New Energy Co., Ltd.	Xinyu Xinwei	China
Sinsin Renewable Investment Limited	Sinsin	Greece
Gonghe County Xinte Photovoltaic Co., Ltd.	Xinte	China
SPI Renewables Energy (Luxembourg) Private Limited Company S.a.r.l. (formerly known as CECEP Solar Energy (Luxembourg) Private Limited Company (S.a.r.l.)) and Italsolar S.r.l. (Note 3)	CECEP	Luxembourg, Italy
Solar Juice Pty Ltd. (Note 3)	Solar Juice	Australia
Solarbao E-commerce (HK) Limited	Solarbao E-commerce	Hong Kong
Jiangsu Solarbao Leasing Co., Ltd.	Jiangsu Solarbao	China
Yanhua Network Technology (Shanghai) Co., Ltd.	Yanhua Network	China
SPI Solar Japan G.K.	SPI Japan	Japan
Solar Power Inc UK Service Limited	SPI UK	United Kingdom

Solarbao E-commerce, Jiangsu Solarbao and Yanhua Network were incorporated by the Group in 2015 to raise interest bearing funds from individual investors through an online platform owned by Solar Energy E-Commerce (Shanghai) Limited (“Solar Energy”) for use in the purchases and leasing of solar related products to the Group or third party developers. Pursuant to the terms of the agreements entered with individual investors, Solar Energy, the Group and/or third party project developers, the Group incurs interest expenses in respect of the funds provided by individual investors (See Note 18). For those transactions of which the solar related products are leased to the third party developers, the Group earns finance lease income (See Note 2(r) and Note 11). For those transactions in which the solar related products are leased to entities within the Group, they are eliminated in the consolidated financial statements as they are inter-company transactions between two subsidiaries of the Company (with one of the subsidiaries as accounting lessor and the other one as accounting lessee). As the Group use the on-line platform owned by Solar Energy which also served as an agent to collect funds from and repay funds to individual investors on behalf of the Group, the Group pay commission fee to Solar Energy for the services provided (See Note 32).

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

•                      Restructuring of liabilities

On March 15, 2016, the Group entered into a settlement agreement (“Settlement Agreement”) with Sinsin’s previous owners to extend its payment obligation of $46,038 (EUR42,396) arising from the business acquisition of Sinsin which was originally due for payment in 2016 and was included in Other current liabilities as of December 31, 2015. Pursuant to the Settlement Agreement, the Group paid EUR3,283 and pledged PV plants of 26.57 MW to Sinsin’s previous owners. Pursuant to the Settlement Agreement, the remaining EUR 39,113 is to be settled on or before November 30, 2017 with an interest rate of 6% per annum. Please refer to Note 33 (b)—Subsequent events for details.

•                      Project assets financing

On March 28, 2016, the Group entered into a sales and leaseback arrangement with a third party leasing company through which the Group obtained proceeds of RMB140 million at an interest rate of 6.125% per annum, which will be repayable by lease instalments over a 10-year period. Please refer to Note 33 (c)—Subsequent events for details.

•                      Equity investments from shareholders and management members

On May 10, 2016, certain shareholders and management members entered into share purchase agreements with the Group and agreed to purchase 75.99 million shares of common stock of the Company at an aggregate consideration of $57.68 million. Please refer to Note 33 (d)—Subsequent events for details.

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

(b)              Principles of Consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All significant inter-company transactions and balances have been eliminated upon consolidation. For consolidated subsidiaries where the Group’s ownership in the subsidiary is less than 100%, the equity interest not held by the Group is shown as non-controlling interests. The Company was not the primary beneficiary of any variable interest entities during the years ended December 31, 2015, 2014 and 2013. The Company accounts for investments over which it has significant influence but not a controlling financial interest using the equity method of accounting. The Company deconsolidates a subsidiary when the Company ceases to have a controlling financial interest in the subsidiary. When control is lost, the parent-subsidiary relationship no longer exists and the parent derecognizes the assets and liabilities of the subsidiary.

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

(i)                 Notes Receivable

Notes receivable consists of non-interest bearing commercial bank acceptance notes received from EPC customers in China and a 15-year interest-bearing promissory note issued by a EPC customer in 2013. As at December 31, 2015, all bank acceptances notes was due for settlement within the next 12 months after the balance sheet date and were classified as current assets on the consolidated balance sheet. The promissory note carries interests at LIBOR plus 460bps and is settled by pre-determined installments. Installment payments that fall due within 12 months and over 12 months after the balance sheet date are classified as current assets and non-current assets respectively on the consolidated balance sheet. As of December 31, 2015 and 2014, allowance of nil and $288 was made against the notes receivable.

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

(1)              Property, plant and equipment

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

(n)              Impairment of long-lived assets

The Group’s long-lived assets include property, plant and equipment, project assets and other intangible assets with finite lives. The Group evaluates long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group be tested for possible impairment, the Group first compare undiscounted cash flows expected to be generated by that asset or asset group to its carrying amount. If the carrying amount of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying amount exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary. Any impairment write-downs would be treated as permanent reductions in the carrying amounts of the assets and a charge to operations would be recognized. Impairment losses on project assets of $10,853, nil and nil was recognized for the years ended December 31, 2015, December 31, 2014 and December 31,2013, respectively.

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

The Company recognizes in the consolidated financial statements the impact of a tax position, if that position is more likely than not of being sustained upon examination, based on the technical merits of the position. In evaluating whether a tax position has met the more-likely-than-not recognition threshold, management presumes that the position will be examined by the appropriate taxing authority that has full knowledge of all relevant information. In addition, a tax position that meets the more-likely-than-not recognition threshold is measured to determine the amount of benefit to be recognized in the financial statements. The tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon settlement. The Group records interest and penalties related to an uncertain tax position, if and when required, as part of income tax expense in the consolidated statements of operations. No reserve for uncertainty tax position was recorded by the Group as of January 1, 2015 and for the year ended December 31, 2015.

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

The percentage-of-completion method requires the use of various estimates, including, among others, the extent of progress towards completion, contract revenues and contract completion costs. Contract revenues and contract costs to be recognized are dependent on the accuracy of estimates, including direct material and labor costs and those indirect costs related to contract performance, such as indirect labor, supplies, tools, repairs, and depreciation costs. The Group has a history of making reasonable estimates of the extent of progress towards completion, contract revenues and contract completion costs. However, due to uncertainties inherent in the estimation process, it is possible that actual contract revenues and completion costs may vary from estimates. Under the completed-contract method, contract costs are recorded to a deferred project costs account and cash received are recorded to a liability account during the periods of construction. All revenues, costs, and profits are recognized in operations upon completion of the contract. A contract is considered complete and revenue recognized when all costs except insignificant items have been incurred and final acceptance has been received from the customer and receivables are deemed to be collectible. Provisions for estimated losses on uncompleted contracts, if any, are recognized in the period in which the loss first becomes probable and reasonably estimable. For the years ended December 31, 2015, 2014 and 2013, nil, nil and $2,816 estimated losses on uncompleted contracts have been recorded respectively.

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

As discussed in Note 1) above and Note 18, the Group raised funds from individual investors through the on-line platform of Solar Energy to purchase solar related products for leasing to third party project developer with guarantees of fund principle repayment provided by the Group. Although a tri-party lease agreement is signed among the individual investors, the Group and the third party developer with individual investors as legal lessor and the third party developers as legal lessee, the Group is considered as the accounting lessor in substance because 1) the lease terms, rate of return on the investment funds from individual investors, the initial purchase price and the lease rental of the solar related products payable by the PV developers and the purchase contract of the solar related products entered with manufacturer are negotiated and concluded by the Group without any involvement by the individual investors; and 2) individual investors are entitled to a minimum interest rate as return that are guaranteed by the Group in respect of their funds provided and does not take credit risk in respect of any default payment by the lessee nor risk of claim on the leased assets; 3) the Group is subject to the credit risk as a principal of the lease transaction and has unconditional commitment to return the funds to the individual investors and assume the title of the leased asset after the lock-up period. In substance, the individual investors provided funds (as lender) to finance the Group (as borrower) for its purchases of the Underlying PV Products for leasing to third party in return for a fixed return. In this regard, lease accounting is adopted with Group as accounting lessor and the third party developer as accounting lessee under finance lease in the Group’s consolidated financial statements upon the inception of the leases.

The Group recognized interest earned on finance leases as “Net sales-financial service revenue” in the amount of $1,486, nil and nil in 2015, 2014 and 2013, respectively.

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

(t)                 Derivative instruments

The Group enters into derivative financial instrument arising from the business combination as mentioned in Note 3 and the investment as mentioned in Note 13 to the consolidated financial statements. The Group recognizes all derivative instruments as either assets or liabilities in the balance sheet at their respective fair values. Changes in the fair value are recognized in earnings.

(u)              Capitalized interest

The Group’s policy is to capitalize interest cost incurred on debt during the construction of major projects exceeding three months. A reconciliation of total interest cost to “Interest Expense” as reported in the consolidated statements of operations for 2015, 2014 and 2013 is as follows:

	December 31,	December 31,	December 31,
	2015	2014	2013

Interest cost capitalized	$2,268	$—	—
Interest cost charged to income	9,275	2,259	4,321
Total interest cost	$11,543	$2,259	4,321

(v)              Advertising

Advertising costs amounted to $22,448, nil and $42 in 2015, 2014 and 2013, respectively. The Group expenses the costs of producing advertisements as incurred. Regarding the sponsorships of events, the sponsorship amounts are amortized over the period during which the performance under the sponsorship is received.

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

Pursuant to Solar Juice Purchase Agreement, the Group was granted a call option by the Solar Juice Sellers to acquire remaining 20% equity interest in Solar Juice from them. The exercise price per share of the call option is to be determined based on Solar Juice’s earnings before interest, taxation, depreciation and amortization (“EBITDA”) per share for the year ended December 31, 2015 multiplied by six. The acquisition consideration will be settled with the Company’s common stock if the Group exercises the option. The number of shares to be issued by the Company will be determined by the share price on the exercise date. The call option will be expired on May 28, 2016 and meets the definition of a derivative. The Group recognized the call option at its fair value of $420 as of the inception date as a derivative asset in Other current assets on the consolidated balance sheet. Loss arising from change in fair value of $420 was recorded as Other income (expense)-Change in market value of derivative asset/liability in the consolidated statement of operations for the year ended December 31, 2015. The fair value measurement of this call option was further discussed in Note 14 — Fair value measurement.

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

The Group accounts for the investment in the Purchased Common Stock under the equity method with balances recorded under Investment in an affiliate on the consolidated balance sheet. The Group includes its proportionate share of net earnings or loss attributable to common stockholders under loss on investment in an affiliate in the consolidated statements of operations (See Note 13 - Investment in an affiliate). The Group records the investment in the Convertible Preferred Stock at cost less provision for permanent decline in value under Investment in an affiliate on the consolidated balance sheet. The Group accounts for the Warrant as a derivative asset at fair value which is included in Derivative asset, noncurrent on the consolidated balance sheet. The derivative asset was initially recorded at its fair value of $16,947. The decrease in fair value of $14,619 was recorded under Other income (expenses) -Change in fair value of derivative asset/liability in the consolidated statement of operations for the year ended December 31, 2015. The total consideration of $33,390 less the fair value of warrants as of July 13, 2015 was allocated, based on relative fair value, between the investments in the Purchased Common Stock and in the Convertible Preferred Stock, which were initially recorded at $3,244 and $13,199, respectively.

4.                   Deconsolidation of SGT

In November 2013, the board of directors of Solar Green Technology S.P.A. (“SGT”) approved a voluntary plan for liquidation. On December 30, 2013, the board of directors of SGT appointed a liquidator. Under Italian regulations, the liquidation process was administered by the liquidator and the Company did not have the ability to exercise influence over SGT. As a result of these actions, the Company deconsolidated SGT on December 30, 2013 when the Company ceased to have a controlling financial interest in SGT. The fair value of the Company’s retained investment in SGT was zero as of December 31, 2013.

5.                   Restricted cash

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

6.                   Short-term investments

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

7.                   Accounts Receivable

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

The movements of allowance for doubtful accounts are as follows:

	2015	2014	2013
Balance as at January 1	$766	$5,887	$393
Addition	36,468	—	9,303
Written off	(616)	(2,142)	(3,809)
Written back	(65)	(2,979)	—
Balance as at December 31	$36,553	$766	$5,887

The ageing of accounts receivable as of December 31, 2015 and 2014, prepared based on credit period offered, consisted of the followings:

	December 31, 2015			December 31, 2014
	Gross	Allowance	Net	Gross	Allowance	Net
Current	26,054	(60)	25,994	22,670	(16)	22,654
0-90 days past due	65,737	(22,664)	43,073	—	—	—
91-180 days past due	3,488	—	3,488	—	—	—
181-365 days past due	582	—	582	—	—	—
over 1 year past due	14,075	(13,829)	246	750	(750)	—
Total	$109,936	$(36,553)	$73,383	$23,420	$(766)	$22,654

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

8.                   Inventories

Inventories consisted of the following:

	December 31,	December 31,
	2015	2014
Raw materials	1,740	—
Goods in Transit	3,354	—
Finished goods	$22,151	$6,975
Total	$27,245	$6,975

In 2015, 2014 and 2013, inventories were written down by $2,493, nil and nil, respectively, to reflect the lower of cost or market price.

9.                   Project Assets

As of December 31, 2015, project assets, current and non-current, mainly consist of the SEF development across U.S.A., United Kingdom, Japan and the PRC, with the amount of $41,326 (2014: $48,520), $9,193 (2014: $14,000), $21,132 (2014: $12,826) and $24,075 (2014: 19,849) respectively.

Project assets consist of the following:

	December 31,	December 31,
	2015	2014
Under development-Company as project owner	$72,405	$75,346
Under development-Company expected to be project owner upon the completion of construction*	23,321	19,849
Total project assets	95,726	95,195
Current, net of impairment loss	$35,355	$73,930
Noncurrent	$60,371	$21,265

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

RE Capital Projects

In April 2015, the Group entered into an interest purchase agreement with RE Capital Pte. Ltd. to acquire its 100% membership interests in seventeen PV project companies in Japan (“RE Capital companies”) at a consideration of $8,800 consisting of $3,300 cash and $5,500 worth of the Company’s common stock (See Note 23 — Stockholders’ Equity). RE Capital companies’ total assets and liabilities only included land and pre-contract cost related to solar projects of 52MWs in total. Additionally, RE Capital companies had not entered into any power generation contracts with any utility companies. As a result, Management concluded that the acquisition of 100% managing member interests in RE Capital companies did not meet the definition of a business combination as the primary inputs (the solar plant, which had yet to be constructed) were not available on the acquisition date. The management expected that the sales of projects owned by RE Capital companies wouldn’t be consummated before December 31, 2016. The costs incurred of $8,092 in total were included and recorded as Project assets, noncurrent, as of December 31, 2015.

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

10.            Prepaid expenses and other current assets

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

(a)              Receivable from the Group’s executives and employees

Pursuant to the PRC tax regulations, the income derived from the exercise of the share options and RSU (See Note 24-Stock-based Compensation) is subject to individual income tax (“IIT”), which should be withheld by the Group from these executives and employees for payment to the PRC tax authorities. As of December 31, 2015 and 2014, the Group had an outstanding receivable, net of provision, of $11,966 and nil from the executives and employees and the Group had payable to the PRC tax authorities of US$15,199 and nil in relation to the IIT liabilities arising from the exercise of share options and RSU by these executives and employees. During the year ended December 31, 2015, the Group recognized a full provision for doubtful recoveries of such receivable of $3,233 due from a former executive. The provision is included in impairment charges in the consolidated statements of operations.

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

11.            Finance lease receivables

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

Finance lease receivables are as follows:

	December 31,	December 31,
	2015	2014
Minimum lease payments receivable	$42,526	$—
Unearned income	(12,204)	—
Net finance lease receivables	$30,322	$—
Current	$12,518	$—
Noncurrent	17,804	—

As at December 31, 2015, future maturities of minimum lease payments receivable are as follows

USD
2016	12,518
2017	1,653
2018	1,620
2019	1,750
2020	1,747
Thereafter	11,034
$30,322

During the year ended December 31, 2015, the Group earned total interest income of $1,507 for these finance lease contracts.

12.            Property, Plant and Equipment

Property, plant and equipment consisted of the following:

	December 31,	December 31,
	2015	2014
Photovoltaic (“PV”) solar systems	$124,326	$110,553
Furniture, fixtures and equipment	1,170	302
Automobile	314	75
Computers	1,806	1,296
Leasehold improvements	114	4
	127,730	112,230
Less: accumulated depreciation	(10,478)	(5,792)
	117,252	106,438
Construction in progress	8,541	—
	$125,793	$106,438

The cost of PV solar system include costs of acquiring permits, construction fees of PV solar system, costs of items installed in the PV solar system including solar panels, and other costs incurred that are directly attributable to getting the PV solar system ready for its intended use of grid connection with customer for supply of electricity. Depreciation of property, plant and equipment was $4,686, $1,267 and $1,283 for the years ended December 31, 2015, 2014 and 2013, respectively.

In 2009, the Group capitalized a PV solar system relating to the Aerojet 1 solar development project along with the associated financing obligation, recorded under financing and capital lease obligations, net of current portion, in the Consolidated Balance Sheets. Due to certain guarantee arrangements as disclosed in Note 29 — Commitments and Contingencies, the Group will continue to record this PV solar system in property, plant and equipment with its associated financing obligation in Financing and capital lease obligations as long as it maintains its continuing involvement with this project. The income and expenses relating to the underlying operation of the Aerojet 1 solar development project are recorded in the Consolidated Statement of Operations.

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

13.            Investment in an affiliate

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

14.            Fair value measurement

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

The derivative asset relating to the Warrant to acquire ENS’s common stock as discussed in Note 13- Investment in an affiliate was classified in Level 3 of the fair value hierarchy in which management has used at least one significant unobservable input in the valuation model. The fair value of the derivative asset was $2,328 on December 31, 2015, which were recorded as Derivative asset in the Consolidated Balance Sheet as of December 31, 2015. Loss arising from change in fair value of $14,619 was recorded as Other income (expense)-Change in market value of derivative asset/liability in the consolidated statement of operations for the year ended December 31, 2015. The Group determines the fair value of the Warrant using binomial model with significant inputs on the vesting schedule and volatility unobservable in the market. The vesting schedule of the Warrant is estimated by the Management based on expected timetable to fulfill the vesting condition. The volatility is determined by the average standard derivation of the comparable companies applicable over a period with length commensurate to the time to maturity of the Warrant as of the Valuation Date. Significant variance of the above-mentioned inputs would result in a significantly lower or higher fair value measurement.

The following table represents a reconciliation from opening balance to the closing balance for recurring fair value measurements categorized within Level 3 of the fair value hierarchy during the year ended December 31, 2015 and 2014:

	Derivative asset	Derivative asset
	relating to the call	relating to the	Derivative
	option	Warrant	liability
December 31, 2013	—	—	—
Purchase and issuances	—	—	(983)
Change in fair value	—	—	972
December 31, 2014	—	—	(11)
Purchase and issuances	420	16,947	—
Change in fair value	(420)	(14,619)	11
December 31, 2015	—	2,328	—

There is no recurring fair value measurement categorized within level 3 of the fair value hierarchy as at January 1, 2013 and for the year ended December 31, 2013.

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

15.            Notes payable

Notes payable represents bank acceptance notes issued to third party suppliers. These notes payable are due within six months from the date of issuance.

16.            Accrued liabilities

Accrued liabilities are as follows:

	December 31, 2015	December 31, 2014
Other tax payables	$7,961	$9,683
Accrued expense	13,521	430
Other payable	3,064	527
Other accrual and payables	2,195	648
Total accrued liabilities	$26,741	$11,288

Other tax payables primarily represents value added tax payables of $6,137 (2014: $9,235) related to the EPC service revenue.

17.            Advance from customers

The Group requires its customers to make deposits before sale of PV projects. Such payments are recorded as advances from customers in the Group’s consolidated financial statements, until the sales completed.

The balance as at December 31, 2015 consists of the advances received from the buyers of Mountain Creek project of $14,291 (2014:$14,291) (See Note 9—Project Assets), Sukagawa project of $2,494 (2014: nil) (See Note 9—Project Assets) and others of $2,908 (2014: $3,399).

18.            Short term borrowings and long term borrowings

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

The average interest rate on short term borrowings was 7.20% and 6.27% per annum in 2015 and 2014, respectively.

19.                               Other liabilities:

	December 31,	December 31,
	2015	2014
Derivative liability	$—	$11
Due to individual investors	4,887	—
Withholding individual income tax payable (See Note 24)	15,199	—
Other current liabilities	51,293	33,751
Total other current liabilities	71,379	33,762
Other non-current liabilities	421	25,535
Accrued warranty reserve	1,594	1,608
Total other non-current liabilities	2,015	27,143
Total of other liabilities	$73,394	$60,905

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

20.       Goodwill and Other Intangible Assets

(a)         Goodwill

The carrying amount of goodwill is as follows:

USD
Balance as of December 31, 2014	$66,045
Acquisition of Solar Juice (Note 3)	8,238
Acquisition of CECEP (Note 3)	1,417
Acquisition of Energiebau	269
Balance as of December 31, 2015	$75,969

Based on the fair value of the reporting unit which is higher than the carrying amount (including goodwill) as at December 31, 2015 and 2014, step 2 impairment test was not performed and no provision for impairment for goodwill was made.

(b)         Other Intangible Assets

Intangible assets consisted of the following:

	Useful Life		Impairment	Accumulated
	(in months)	Gross	Charge	Amortization	Net
As of December 31, 2015
Patent	57	2,700	—	(2,700)	—
Customer Relationship	120	4,728	—	(274)	4,454
Website	36	100	—	(28)	72
		$7,528		$(3,002)	$4,526

As of December 31, 2014	57	$2,700	$—	$(2,140)	$560
Patent		$2,700	$—	$(2,140)	$560

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

Amortization expense for other intangible assets was $862, $560 and $571 for the years ended December 31, 2015, 2014 and 2013, respectively.

As of December 31, 2015, the estimated future amortization expense related to other intangible assets is as follows:

USD
2016	522
2017	522
2018	491
2019	488
2020	471
Thereafter	2,032
$4,526

21.            Convertible Bonds

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

On June 15, 2015, the Company agreed to issue to Vision Edge Limited (“Vision Edge”) convertible promissory note in an aggregate amount of $20,000 which could be converted into 7,407,410 Common Shares at a fixed conversion price of $2.70 unless adjusted for anti-dilution pursuant to the agreement entered between the Company and Vision Edge. The convertible notes bore no interest, and might be wholly converted into shares of the Company’s common stock at any time prior to maturity at the option of the investor. The commitment date of the convertible promissory note is on June 29, 2015. The convertible promissory note was due and payable on June 29, 2016. Also, as mentioned in Note 22—Stock option, on June 15, 2015, the Company agreed to grant Vision Edge an option to purchase from the Company a total of 7,407,410 shares of the Company’s common stock for an aggregate purchase price of $20,000, or $2.70 per share, prior to December 15, 2015 pursuant to an option agreement. The above instruments issued to Vision Edge on June 15, 2015, including convertible promissory note and stock option, were accounted for as a bundled transaction. The proceeds from the issuance of convertible promissory note were allocated to the two elements based on the relative fair values of the convertible promissory note and the stock options at the time of issuance. There is no beneficial conversion feature in this convertible promissory note because the initial conversion price of US$2.66 per share after the proceeds are allocated to the option is greater than the fair value of the Company’s common stock on the commitment date of June 29, 2015. The convertible promissory note and stock options were initially recorded at $19,705 and $295, respectively, according to the allocation of the total proceeds. The discount of $295 of the convertible promissory note is amortized as interest expense using the effective interest rate method through the earliest demand payment date, i.e. June 29, 2016. The stock option was accounted for as an equity instrument and was recorded within equity.

22.            Stock option

The Company granted warrants to Brilliant King, Poseidon and Union Sky to purchase from the Company a total of 27,500,000 common stock for an aggregate purchase price of $55,000 or $2 per share together with issuance of convertible promissory notes (See Note 21—Convertible Bonds) in December 2014. 20,000,000 shares of option granted to Union Sky was expired on March 15, 2015, the remaining 7,500,000 shares of option could be exercised on or prior to the date of completion of the listing of the Shares on the New York Stock Exchange or the NASDAQ Stock Market, pursuant to the terms of the option agreement and subject to the closing conditions therein. Brilliant King and Poseidon exercised their options and remitted $12,000 and $3,000 to the Company on December 28, 2015, respectively.

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

23.            Stockholders’ Equity

(a)              Common stock

In the second quarter of 2014, the Company amended its articles of incorporation to increase the authorized shares of common stock from 250,000,000 shares to 1,000,000,000 shares. The following table summarizes the Company’s issuance of common stock in 2015:

Date of securities
Purchasers	Securities sold	issued	Consideration
Forwin	5,000,000 Shares	January 16, 2015	$10,000, or $2 per Share
Central Able	2,500,000 Shares	January 30, 2015	$5,000, or $2 per Share
CECEP HK (see Note 3)	5,722,977 shares	January 30, 2015	$8,269, or $1.44 per Share
Restricted Stocks, Exercised	18,700,000 Shares[1]	March 2, 2015	Nil
Restricted Stocks, Exercised	500,000 Shares[1]	March 26, 2015	Nil
Huang Zheng	338,679 Shares[2]	June 4, 2015	$726, or $2.14 per Share
RE Capital Pte. Ltd.	2,849,741 Shares[3]	June 2, 2015	$5,500 or $1.93 per Share
Solar Juice	14,073,354 Shares[4]	June 11, 2015	$15,578 or $1.11 per Share
Yes Yield	9,260,000 Shares	July 1, 2015	$25,000 or $2.70 per Share
Employee options exercise	78,750 Shares	December 2015	$29 or $0.3 to $0.44 per Share
Yes Yield (see Note 22)	3,703,704 Shares	December 31, 2015	$10,000 or $2.7 per Share
Brilliant King (see Note 22)	6,000,000 Shares	December 31, 2015	$12,000 or $2 per Share
Poseidon (see Note 22)	1,500,000 Shares	December 31, 2015	$3,000 or $2 per Share
Repurchase	-10,000 Shares	December 28, 2015	-$20 or $1.98 per Share

Note:

(1)              On March 2, 2015 and March 26, 2015, the Company issued Restricted Stock underlying 19,200,000 shares of the Company’s common stock to certain management members, which were exercised in March 2015.

(2)              The Company should issue 338,679 shares of Common Stock to Lang Lang, an internationally renowned pianist, as part of the consideration to be brand spokesman for Solarbao within three years. According to Lang Lang’s instruction, the Group directly issued the shares to Huang Zheng, Lang Lang’s agent, on June 4, 2015.

(3)              On June 2, 2015, the Company issued 2,849,741 shares of Common Stock as part of the consideration to acquire all interest in solar PV projects of 30 MW in Japan from RE Capital Pte. Ltd. as described in Note 9 — Project assets.

(4)              On June 11, 2015, the Company issued 14,073,354 shares of Common Stock as part of the consideration to acquire the outstanding capital stock of Solar Juice as described in Note 3 — Business Acquisitions.

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

24.            Stock-based Compensation

The Company measures stock-based compensation expense for all stock-based compensation awards based on the grant-date fair value and recognizes the cost in the financial statements over the employee requisite service period.

The following table summarizes the consolidated stock-based compensation expense, by type of awards for the years ended December 31:

	For the Years Ended
	December 31,	December 31,	December 31,
	2015	2014	2013
Employee stock options	$6,350	$332	$575
Restricted stock grants	31,843	24	—
Total stock-based compensation expense	$38,193	$356	$575

The following table summarizes the consolidated stock-based compensation by line items for the years ended December 31:

	For the Years Ended
	December 31, 2015	December 31, 2014	December 31, 2013
General and administrative	$37,810	$326	$429
Sales, marketing and customer service	383	30	100
Engineering, design and product management	—	—	46
Total stock-based compensation expense	38,193	356	575
Tax effect on stock-based compensation expense	—	—	—
Total stock-based compensation expense after income taxes	$38,193	$356	$575

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

Assumptions used in the determination of the fair value of share-based payment awards using the Black-Scholes model for stock option grants during the years ended December 31 were as follows:

	For the Years Ended
	December 31, 2015	December 31, 2014	December 31, 2013
Expected term	4	4	3.75
Risk-free interest rate	1.49% - 1.72%	1.39% - 1.85%	0.95% - 1.2%
Expected volatility	139% -141%	141% - 144%	106% -118%
Expected dividend yield	0%	0%	0%

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

On January 12, 2015 and June 29, 2015, the Board of Directors approved the grants of restricted stock unit awards (“RSU”) to core management members, other management and staff, pursuant to the terms of the 2006 Plan. The total number of RSUs granted is 20,468,400 shares. Among these, the vesting schedules for the chairman, deputy chairman and CFO (“core management”) are 100% vested at the grant date and the vesting schedules for the rest RSUs granted to other management and staff would be vested within the next one year or four years equally. The core management exercised all RSUs of 19,200,000 and all these shares were issued to them in March 2015 (See Note 23 — Stockholders’ Equity). The Group used the market price of its share at grant date as the fair value of the RSUs in calculating the stock based compensation expense.

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

The following table summarizes the Group’s stock option activities:

	Shares	Weighted- Average Exercise Price Per Share	Weighted- Average Remaining Contractual Term	Aggregate Intrinsic Value ($000)
Outstanding as of January 1, 2013	5,836,500	$0.45
Granted	4,450,000	0.06
Exercised	—	—
Forfeited	(3,172,250)	0.47
Outstanding as of December 31, 2013	7,114,250	0.20	3.91	—
Granted	24,345,000	0.88
Exercised	(895,000)	0.22
Forfeited	(5,135,250)	0.25
Outstanding as of December 31, 2014	25,429,000	0.84	5.65	$30,302
Granted	46,521,000	1.81
Exercised	(78,750)	0.37
Forfeited	(8,322,500)	1.64
Outstanding as of December 31, 2015	63,548,750	1.45	7.85	87,401
Vested and exercisable as of December 31, 2015	7,583,000	0.78	4.49	7,472
Expected to vest as of December 31, 2015	50,175,237	1.41	7.73	70,565

The following table presents the exercise price and remaining life information about options exercisable at December 31, 2015:

Range of exercise price	Shares Exercisable	Weighted average remaining contractual life	Weighted average exercise price	Aggregate Intrinsic ($000)

$1.18 - $2.65	2,230,000	8.40	1.83	350
$0.40 - $1.17	2,143,750	2.46	0.53	2,465
$0.05 - $0.39	3,209,250	3.14	0.23	4,657
	7,583,000			7,472

Changes in the Group’s non-vested stock awards are summarized as follows:

	Time-based Options		Restricted Stock
	Shares	Weighted Average Exercise Price Per Share	Shares	Weighted Average Grant Date Fair Value Per Share
Non-vested as of January 1, 2013	4,227,000	$0.38	—	$—
Granted	4,450,000	0.06	—
Vested	(802,750)	0.41	—
Forfeited	(2,195,500)	0.64	—
Non-vested as of December 31, 2013	5,678,750	$0.13	—	$—
Granted	24,345,000	0.88	525,000	0.75
Vested	(1,708,500)	0.24	(500,000)	0.75
Forfeited	(4,378,250)	0.24	—	—
Non-vested as of December 31, 2014	23,937,000	$0.84	25,000	$0.75
Granted	46,521,000	1.81	20,468,400	1.66
Vested	(6,169,750)	0.78	(20,065,800)	1.68
Forfeited	(8,322,500)	1.64	—	—
Non-vested as of December 31, 2015	55,965,750	1.28	427,600	1.79

The total fair value of shares vested during the year ended December 31, 2015, 2014, and 2013 was $4,812, $410, and $657 respectively. There were no changes to the contractual life of any fully vested options during the years ended December 31, 2015, 2014 and 2013.

Following is a summary of our restricted stock awards as follows:

	Number of Shares	Weighted Average Grant-Date Fair Value
Restricted stock units at January 1, 2013	1,325,868	$0.63
Granted	—	—
Forfeited	—	—
Restricted stock units at December 31, 2013	1,325,868	$0.63
Granted	525,000	0.75
Forfeited	—	—
Restricted stock units at December 31, 2014	1,850,868	0.66
Granted	20,468,400	1.59
Forfeited	(488,400)	1.75
Restricted stock units at December 31, 2015	21,830,868	1.51

25.            Provision for doubtful accounts and notes

Provision for doubtful accounts and notes consist of the following for the years ended December 31:

	2015	2014	2013
Accounts receivable (Note 7)	36,403	(2,979)	9,303
Note receivables	—	288	—
Prepaid expenses and other current assets (Note 10)	7,000	648	—
Other receivable, related parties (Note 32)	1,925	—	—
Total of provision for doubtful accounts and notes	45,328	(2,043)	9,303

26.            Impairment Charges

Impairment charges consist of the following for the years ended December 31:

	2015	2014	2013
Project assets (Note 2(k))	10,853	—	—
Investment in affiliates	—	—	7,500
Total of impairment charges	10,853	—	7,500

In April 2012, the Company entered into an EPC agreement with KDC to construct a 4.5 MW photovoltaic solar electricity project located in Mountain Creek, New Jersey (the “Mountain Creek Project”). In December 2013, the Company entered into an exchange and release agreement with KDC and agreed to exchange a $15,036 note receivable due to the Company from KDC under the EPC agreement for construction of the Mountain Creek Project in exchange for a 64.5% limited ownership interest in KDC Solar Mountain Creek Parent LLC (the “LLC”). The LLC holds all of the assets of the Mountain Creek Project. KDC was the managing member and held a 35.5% managing member interest in the LLC as of December 31, 2013. The construction of the Mountain Creek Project was approximately 25% complete as of December 31, 2013. The LLC needed to obtain $10,000 of additional financing to continue construction of the Mountain Creek Project as of December 31, 2013.

In December 2013 when the Company received the 64.5% ownership interest in the LLC and as of December 31, 2013, the Company determined the LLC was not a variable interest entity (“VIE”) because (1) the amount of equity in the LLC was sufficient for the LLC to finance its activities without additional subordinated financial support; (2) the equity interest holders, as a group, did not lack the characteristics of a controlling financial interest in the LLC as the equity interest holders possessed all voting rights and controlled the LLC; (3) the LLC was not structured with non-substantive voting rights as the voting rights of the equity interest holders correspond to their respective obligation to absorb the entity’s expected losses and receive its expected residual returns. The Company accounted for its investment in the LLC using the equity method of accounting as of December 31, 2013. As of December 31, 2013 the Company determined that the fair value of its investment in the LLC was $7,500 based on the discounted future cash flows of the LLC and recorded a $7,500 impairment charge in the Consolidated Statement of Operations during the year ended December 31, 2013. The Company’s $7,500 interest in the LLC was recorded as an investment in affiliate as of December 31, 2013.

27.            Income Taxes

Loss before provision for income taxes is attributable to the following geographic locations for the years ended December 31:

	2015	2014	2013
United States	$(75,336)	$(15,007)	$(20,887)
Foreign	(109,071)	12,851	(10,544)
	$(184,407)	$(2,156)	$(31,431)

The provision for income taxes consists of the following for the years ended December 31:

	2015	2014	2013
Current:
Federal	$—	$—	$—
State	2	—	7
Foreign	671	3,040	979
Total current	673	3,040	986
Deferred:
Federal	$—	—	—
State	—	—	—
Foreign	—	—	(173)
Total deferred	—	—	(173)
Total provision for income taxes	$673	$3,040	$813

The reconciliation between the actual income tax expense and income tax computed by applying the statutory U.S. Federal income tax rate of 35% to pre-tax (loss) income before provision for income taxes for the years ended December 31 is as follows:

	2015	2014	2013
Provision for income taxes at U.S. Federal statutory rate	$(64,542)	$(755)	$(11,001)
State taxes, net of federal benefit	(1,436)	13	4
Foreign taxes at different rate	26,552	(1,444)	4,500
Non-deductible expenses	67	(2)	100
Non-taxable income	(288)	—	—
Valuation allowance	26,344	6,263	7,078
Other	807	2	(114)
Prior year deconsolidation	—	(1,237)	—
Impairments and intangible amortization	194	200	246
Stock Based Compensation	12,975	—	—
	$673	$3,040	$813

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

The Group recognizes deferred tax assets if it is more likely than not that those deferred tax assets will be realized. Management reviews deferred tax assets periodically for recoverability and makes estimates and judgments regarding the expected geographic sources of taxable income in assessing the need for a valuation allowance to reduce deferred tax assets to their estimated realizable value. Realization of the Group’s deferred tax assets is dependent upon future earnings, if any, the timing and amount of which are uncertain. Because of the Group’s lack of earnings history, the net deferred tax assets have been fully offset by a valuation allowance in the US and China. The valuation allowance increased by $27,308, $8,757 and $9,484 during the years ended December 31, 2015, 2014 and 2013, respectively.

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

28.            Net Loss Per Share of Common Stock

Basic loss per share is computed by dividing loss attributable to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted loss per share reflects the potential dilution of shares by adding other common stock equivalents, including stock options, warrants, and restricted common stock, in the weighted average number of common shares outstanding for a period, if dilutive. Potentially dilutive shares are excluded from the computation if their effect is anti-dilutive. As a result of the net loss for the years ended December 31, 2015, 2014 and 2013, there is no dilutive impact to the net loss per share calculation for the period.

The following table presents the calculation of basic and diluted net loss per share:

	December 31,	December 31,	December 31,
	2015	2014	2013
Numerator:
Net loss	$(185,080)	$(5,196)	$(32,244)
Denominator:
Basic weighted-average common shares	612,047,053	307,005,057	198,214,456
Diluted weighted-average common shares	612,047,053	307,005,057	198,214,456
Basic net loss per share	(0.30)	$(0.02)	$(0.16)
Diluted net loss per share	(0.30)	(0.02)	(0.16)

For the years ended December 31, 2015, 2014 and 2013, the following securities were excluded from the computation of diluted net loss per share as inclusion would have been anti-dilutive.

	December 31,	December 31,	December 31,
	2015	2014	2013
Share options and non-vested restricted stock	69,536,350	57,954,000	7,414,250
Convertible bonds (see Note 21)	24,907,410	17,500,000	—
Total	94,443,760	75,454,000	7,414,250

29.            Commitments and Contingencies

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

Performance Guaranty — On December 18, 2009, the Group entered into a 10-year energy output guaranty related to the photovoltaic system installed for STP at the Aerojet 1 facility in Rancho Cordova, CA. The guaranty provided for compensation to STP’s system lessee for shortfalls in production related to the design and operation of the system, but excluding shortfalls outside the Group’s control such as government regulation. The Group believes that the probability of shortfalls is unlikely and if they should occur they would be covered under the provisions of its current panel and equipment warranty provisions. For the fiscal year ended December 31, 2015, 2014 and 2013 there continues to be no charges against our reserves related to this performance guaranty.

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

Operating leases — The Group leases offices, facilities and vehicles under various operating leases, some of which contain escalation clauses. Rental expenses under operating leases included in the statement of operations were $2,860, $453 and $463 for the years ended December 31, 2015, 2014 and 2013 respectively.

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

30.            Operating Risk

Concentrations of Credit Risk and Major Customers — A substantial percentage of the Group’s net revenue comes from sales made to a small number of customers to whom sales are typically made on an open account basis. Details of customers accounting for 10% or more of total net revenue for the years ended December 31, 2015, 2014 and 2013 are as follows:

	2015		2014		2013
		% of Total		% of Total		% of Total
Customer	Revenue	Revenue	Revenue	Revenue	Revenue	Revenue
Blackrock Income UK Holding Limited	26,202	14%	—	—	—	—
RI Income UK Holding Limited	24,142	13%	—	—	—	—
Inner Mongolia Zhaojing Photovoltaic Power Generation Co. Ltd.	21,635	11%	—	—	—	—
Shotoco Energy, LLC	21,281	11%	—	—	—	—
Zhongwei Hanky Wiye Solar Co., Ltd.	8,387	4%	27,871	30%	—	—
Alxa League Zhiwei Photovoltaic Power Generation Co., Ltd.	5,085	3%	23,939	26%	—	—
Realforce	—	—	23,585	26%	—	—
KDC Solar Credit LS, LLC	—	—	11,886	13%	22,829	54%
Thermi Venture S.A.	—	—	—	—	13,854	32%
	$106,732	56%	$87,281	95%	$36,683	86%

Details of customers accounting for 10% or more of total accounts receivable, notes receivable, costs and estimated earnings in excess of billings on uncompleted contracts and finance lease receivable at December 31, 2015 and 2014, respectively are:

	2015		2014
Customer		% of Total		% of Total
Zhongwei Hanky Wiye Solar Co., Ltd.	37,050	19%	28,751	27%
Alxa League Zhiwei Photovoltaic Power Generation Co., Ltd.	30,481	16%	27,008	25%
Realforce	23,628	12%	24,776	23%
Inner Mongolia Zhaojing Photovoltaic Power Generation Co., Ltd.	21,228	11%	—	—
	112,387	58%	80,535	75%

Pursuant to the contracts entered with the above customers except for Realforce, 3%-10% of the contract amount is payable after signing the contract, 80%-90% of the contract amount is payable in 90 days after the connection to the grid and customers’ acceptances of the project completion with the remaining 5%-10% of the contract amount payable one year after connection to the grid. For the payment term of Realforce, 10% of the contract amount is payable within 7 days after signing the contract, 30% of the contract amount is payable within 15 days after the major equipment transported to construction site and completion of quality inspection, 30% of the contract amount is payable within 15 days after the major equipment installed, 20% of the contract amount is payable in 10 days after the connection to the grid and customers’ acceptances of the project completion with the remaining 10% of the contract amount payable one year after connection to the grid. In February 2016, the Group and Realforce entered into sales and leaseback arrangement to settle the above outstanding receivable as at December 31, 2015.Please refer to the Note 7-Accounts Receivable for the details of the receivable due from Realforce and the subsequent sales and leaseback arrangement.

31.            Segment information

Operating segments are defined as components of a company which separate financial information is available that is evaluated regularly by the client operating decision maker in deciding how to allocate resources and in assessing performance. The Group’s chief operating decision maker is the Chairman, Mr. Peng. Based on the financial information presented to and reviewed by the chief operating decision maker, the Group has determined that it has a single operating and reporting segment: solar energy products and services. The types of products and services in this single segment primarily include: (i) EPC services, (ii) Sales of PV solar system, (iii) Electricity revenue under PPAs, (iv) Sales of PV solar components, (v) Pre-development project sales (vi) Financial service revenue.

Net sales by major product and services are as follows:

	2015	2014	2013
Sales of PV solar system	$77,438	—	$—
EPC revenue	48,014	$87,281	39,290
Sales of PV solar components	41,623	1,080	—
Electricity revenue with PPAs	16,226	2,144	2,037
Pre-development project sales	4,545	—	—
Financial service revenue	1,486	—	—
Others	1,178	1,137	1,302
	$190,510	$91,642	$42,629

Net sales by geographic location are as follows:

Location (a)	2015	2014	2013
China	$56,745	$76,426	$—
United Kingdom	50,345	—	—
Australia	35,418	—	—
United States	29,925	14,690	25,347
Greece	8,720	526	13,854
Japan	6,626	—	—
Italy	1,395	—	3,428
Germany	1,336	—	—
	$190,510	$91,642	$42,629

(a)         Sales are attributed to countries based on location of customer.

Geographic information, which is based upon physical location, for long-lived assets was as follows:

Location	2015	2014
China	$68,831	$46,872
Greece	59,385	68,708
United States	34,522	11,630
Italy	10,048	—
Japan	11,464	493
UK	1,499	—
Australia	331	—
Germany	84	—
	$186,164	$127,703

32.            Related Party Transactions

In June 2013, LDK forgave $2,600 in indebtedness to provide an injection of capital to SGT to keep their shareholder capital from going negative and triggering liquidity accounting under Italian statutory law. Additionally, the Company deconsolidated net liabilities owned by SGT to LDK of $2,000. This portion of the deconsolidation was treated as debt forgiveness and a capital transaction recorded as an increase to additional paid in capital. Refer to Note 4 for further details of the SGT deconsolidation.

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

In connection with the launch of the Underlying PV Products as discussed in Note 18—Borrowings, the Group issued to Jiangxi LDK Solar Hi-Tech Co., Ltd. (“LDK Jiangxi”) and Suzhou Liuxin Industry Ltd. (“Liuxin”) coupons with total face value of $779 and $582 respectively during the year ended December 31, 2015. Both LDK Jiangxi and Liuxin are related parties of the Group. LDK Jiangxi is a wholly owned subsidiary of LDK Solar Co., Ltd. (“LDK”), principle shareholder of the Company. Liuxin is wholly owned by Mr. Peng’s father. These coupons are freely transferable among holders but could not be redeemed in cash. When the holder subscribe the on-line products through the on-line platform of Solar Energy, the holders could redeem the coupons and reduce the original purchase price for the on-line products by the face value of the coupons. In 2015, the Group received full payment of $582 from Liuxin for the face value of the coupons issued. For the coupons of $779 issued to LDK Jiangxi, they were applied to offset the outstanding accounts payables of $779 to LDK Jiangxi under mutual agreement between the Group and LDK Jiangxi. As of December 31, 2015, all coupons issued to these related parties had been redeemed through the on-line platform.

In 2015, the Group paid commission fee of $3,000 to SUPERMERCY Limited (“SUPERMERCY”) in respect of certain funds raised by the Group through the issuance of the Company’s common stock. Pursuant to a client introducing agreement entered with SUPERMERCY on September 10, 2014, the Group agreed to pay SUPERMERCY commission at 3% of funds successfully raised by the Group that had been resulted from the services rendered by SUPERMERCY. The commission fee was recognized as a deduction of the funds raised and from additional paid in capital within the stockholders’ equity. The Group paid commission fee of $450 to SUPERMERCY on January 14, 2016 for the funds of $15,000 raised from Brilliant King and Poseidon (See Note 23—Stockholders’ Equity) at 3% in December 2015 which has been recognized as a deduction of the funds raised and from additional paid in capital within the stockholders’ equity.

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

As of December 31, 2015 and 2014, the Group had accounts payable to LDK Group of $5,128 and $34,150, respectively. The accounts payable balances as at December 31, 2015 were primarily related to purchases of solar cells for solar development projects. The solar cells purchased from LDK Group for the years ended 2015, 2014 and 2013 amounted to $11,712, $5,755 and nil respectively. The Group also consigned LDK Group to process solar cells to solar panels for its on-line platform business in 2015. The processing fee charged by LDK Group amounted to $4,000 and nil for the years ended 2015 and 2014. The accounts payable balances as at December 31, 2014 were primarily related to an amount that are subject to settlement arrangement with LDK Group. On December 30, 2014, the Group entered into a Settlement and Mutual Release (“Settlement Agreement”) with LDK Group, pursuant to which LDK Group agreed to discharge the Group from all actions, claims, demands, damages, obligations, liabilities, controversies and executions arising out of the Group’s net payables of $28,775 to LDK Group, in exchange for an aggregate settlement amount of $11,000. Under the Settlement Agreement, the Group agreed to pay the settlement amount of $11,000 by installments in accordance with a predetermined schedule and LDK Group has the right to cancel the agreed settlement if any installment payment is delayed for more than 30 days. The agreed payment schedule for the settlement amount of $11,000 is $380 on or before December 31, 2014, $2,000 on or before January 31, 2015, $1,620 on or before March 30, 2015, $2,000 on or before June 30, 2015, $1,000 on or before July 31, 2015, $2,000 on or before September 30, 2015 and $2,000 on or before December 31, 2015 (“Last Payment Obligation”). As the settlement amount will only be fully paid by December 31, 2015 in accordance with the Settlement Agreement, the Group did not derecognize the waived liability of $17,775, being the difference between the amounts of $28,775 that were subject to the settlement and the agreed settlement amount of $11,000, from its consolidated balance sheet as of December 31, 2014. As of September 30, 2015, the Group had made installment payments on schedule and had paid $9,000 in total to LDK Group in accordance with the Settlement Agreement. On September 30, 2015, the Group entered into a supplemental agreement with LDK Group pursuant to which LDK Group agrees the Group to apply the prepayment of $2,000 made to LDK Group under the LDK Share Purchase Agreement to satisfy the Group’s Last Payment Obligation under Settlement Agreement. This agreement does not affect the validity of the LDK Share Purchase Agreement and LDK Group and the Group agrees to postpone the dates of performance under the LDK Share Purchase Agreement. The Group derecognized the waived liabilities of $17,775 from its condensed consolidated balance sheet as of September 30, 2015 in accordance with the Settlement Agreement and the supplemental agreement since the Group had fully paid the settlement amount of $11,000. As LDK Group is the Group’s principal shareholder, this waived liabilities of $17,775 was accounted for as a capital transaction by increasing additional paid in capital as of December 31, 2015.

33.            Subsequent Events

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