Form 20-F/A
period 2015-12-31
SPI Energy Co., Ltd.
filed 2017-01-26
CIK 1210618

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No. 2)

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

7F/A Block, 1st Building, Jinqi Plaza Suite 2703, 27/F, China Resources Building 26 Harbour Road, Wan Chai Hong Kong SAR, China
(Address of principal executive offices)

Guanning Liang, Chief Financial Officer Suite 2703, 27/F, China Resources Building 26 Harbour Road, Wan Chai Hong Kong SAR, China Telephone: + 852 2291 6020 Fax: + 852 2291 6030
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
American depositary shares, each representing ten ordinary shares, par value $ $0.000001 per share	The NASDAQ Stock Market LLC (The NASDAQ Global Select Market) The NASDAQ Stock Market LLC
Ordinary shares, par value $0.000001 per share *	(The NASDAQ Global Select Market)

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

☐ Yes   ☒ No

i

EXPLANATORY NOTE

This amendment No. 2 (“Amendment No. 2”) to our annual report on Form 20-F for the fiscal year ended December 31, 2015 (the “2015 20-F”), originally filed with the Securities and Exchange Commission (the “Commission”) on May 17, 2016 and as amended by Amendment No. 1 to the 2015 20-F (“Amendment No. 1”), filed with the Commission on December 23, 2016 (our 2015 20-F as amended by Amendment No. 1, the “Original Report”), hereby amends Item 18 and Item 19 of our 2015 20-F to re-file the Report of Independent Registered Public Accounting Firm appearing on page F-4 of Amendment No. 1 by replacing that report with the same report filed herewith.

This Amendment No. 2 speaks as of the filing date of the Original Report, which is May 17, 2016. Other than as set forth above, this Amendment No. 2 does not, and does not purport to, amend, update or restate any other information or disclosure included in the Original Report or reflect any events that have occurred since May 17, 2016.

As required by Rule 12b-15 of the Securities and Exchange Act of 1934, as amended, we are also filing and furnishing the certifications required under Section 302 and Section 906 of the Sarbanes-Oxley Act of 2002, respectively, as exhibits to this Amendment No. 2.

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

4.3

Form of Indemnification Agreement between the directors and the Registrant (incorporated by reference to Exhibit 10.1 of our registration statement on Form F-4 (file No. 333-204069) filed with the Securities and Exchange Commission on May 11, 2015)

4.4

Translation of Capital Increase and Share Subscription Agreement among Meitai Investment (Suzhou) Co., Ltd., Beijing Dingding Yiwei New Energy Technology Development Co., Ltd. and shareholders of Beijing Dingding Yiwei New Energy Technology Development Co. Ltd., dated September 1, 2015 (incorporated by reference to Exhibit 10.1 to our current report on Form 8-K (file No. 000-50142) filed with the Securities and Exchange Commission on September 4, 2015)

4.5

Exchange and Release Agreement dated December 26, 2013 (incorporated by reference to Exhibit 10.1 to our current report on Form 8-K (file No. 000-50142) filed with the Securities and Exchange Commission on February 21, 2014)

4.6

Form of Project Management Agreement (incorporated by reference to Exhibit 10.2 to our current report on Form 8-K (file No. 000-50142) filed with the Securities and Exchange Commission on February 21, 2014)

4.7

Second Amended and Restated Operating Agreement for KDC Solar Mountain Creek Parent LLC dated February 18, 2014 (incorporated by reference to Exhibit 10.3 to our current report on Form 8-K (file No. 000-50142) filed with the Securities and Exchange Commission on February 21, 2014)

4.8

First Amended and Restated Exchange and Release Agreement dated April 17, 2014 (incorporated by reference to Exhibit 10.1 to our current report on Form 8-K (file No. 000-50142) filed with the Securities and Exchange Commission on April 23, 2014)

4.9

Third Amended and Restated Operating Agreement for KDC Solar Mountain Creek Parent LLC dated April 17, 2014 (incorporated by reference to Exhibit 10.2 to our current report on Form 8-K (file No. 000-50142) filed with the Securities and Exchange Commission on April 23, 2014)

4.10

Equity Cash Flow Letter dated April 17, 2014 (incorporated by reference to Exhibit 10.3 to our current report on Form 8-K (file No. 000-50142) filed with the Securities and Exchange Commission on April 23, 2014)

4.11

Julu County Ecological Agricultural Greenhouse Distributed 20MW Photovoltaic Power Generation Project General Contract by and between Hebei Yangpu New Energy Technology Co., Ltd. and Xinyu Xinwei New Energy Co., Ltd. dated October 14, 2014 (incorporated by reference to Exhibit 10.1 to our current report on Form 8-K (file No. 000-50142) filed with the Securities and Exchange Commission on October 17, 2014)

4.12

Julu County Ecological Agricultural Greenhouse Phase Two 30MW Photovoltaic Power Generation Project General Contract by and between Hebei Yangpu New Energy Technology Co., Ltd. and Xinyu Xinwei New Energy Co., Ltd. dated October 14, 2014 (incorporated by reference to Exhibit 10.2 to our current report on Form 8-K (file No. 000-50142) filed with the Securities and Exchange Commission on October 17, 2014)

4.13

Julu County Ecological Agricultural Greenhouse Phase One 50MW Photovoltaic Power Generation Project General Contract by and between Hebei Yangpu New Energy Technology Co., Ltd. and Xinyu Xinwei New Energy Co., Ltd. dated October 14, 2014 (incorporated by reference to Exhibit 10.3 to our current report on Form 8-K (file No. 000-50142) filed with the Securities and Exchange Commission on October 17, 2014)

4.14

Translation of Share Purchase Agreement by and between SPI Solar Power Suzhou Co., Ltd. and China Energy Power Group Operation and Maintenance Management Jiangsu Co., Ltd. dated October 22, 2014 (incorporated by reference to Exhibit 10.2 to our current report on Form 8-K (file No. 000-50142) filed with the Securities and Exchange Commission on October 23, 2014)

4.15

Translation of Share Purchase Agreement by and between SPI Solar Power Suzhou Co., Ltd. and Liaoning Xinda New Energy Investment Co., Ltd. dated October 22, 2014 (incorporated by reference to Exhibit 10.3 to our current report on Form 8-K (file No. 000-50142) filed with the Securities and Exchange Commission on October 23, 2014)

4.16

Translation of Share Purchase Agreement by and between SPI Solar Power Suzhou Co., Ltd., Beijing Taihedafang Investment Development Co., Ltd. and Xinghe Chaerhu Development Co., Ltd. dated October 22, 2014 (incorporated by reference to Exhibit 10.4 to our current report on Form 8-K (file No. 000-50142) filed with the Securities and Exchange Commission on October 23, 2014)

4.17

Convertible Promissory Note Purchase Agreement by and between Solar Power, Inc. and Brilliant King Group Ltd. dated December 12, 2014 (incorporated by reference to Exhibit 10.3 to our current report on Form 8-K (file No. 000-50142) filed with the Securities and Exchange Commission on December 18, 2014)

4.18

Convertible Promissory Note Purchase Agreement by and between Solar Power, Inc. and Poseidon Sports Limited dated December 12, 2014 (incorporated by reference to Exhibit 10.6 to our current report on Form 8-K (file No. 000-50142) filed with the Securities and Exchange Commission on December 18, 2014)

4.19

Convertible Promissory Note Purchase Agreement by and between Solar Power, Inc. and Union Sky Holding Group Limited dated December 15, 2014 (incorporated by reference to Exhibit 10.8 to our current report on Form 8-K (file No. 000-50142) filed with the Securities and Exchange Commission on December 18, 2014)

4.20

Purchase Agreement by and between Solar Power, Inc. and Forwin International Financial Holding Limited dated December 12, 2014 (incorporated by reference to Exhibit 10.11 to our current report on Form 8-K (file No. 000-50142) filed with the Securities and Exchange Commission on December 18, 2014)

4.21

Stock Purchase Agreement by and among CECEP Solar Energy Hong Kong Co., Limited, SPI China (HK) Limited and Solar Power, Inc. dated January 15, 2015 (incorporated by reference to Exhibit 10.1 to our current report on Form 8-K (file No. 000¬50142) filed with the Securities and Exchange Commission on January 16, 2015)

4.22

Option Agreement by and between Solar Power, Inc. and Central Able Investments Limited dated January 22, 2015 (incorporated by reference to Exhibit 10.1 to our current report on Form 8-K (file No. 000-50142) filed with the Securities and Exchange Commission on January 23, 2015)

4.23

English translation of Exclusive Consultancy and Service Agreement by and between Yan Hua Internet Technology (Shanghai) Co., Ltd. and Solar Energy E-Commerce (Shanghai) Limited dated March 26, 2015 (incorporated by reference to Exhibit 10.55 to our annual report Form 10-K (file No. 000-50142) filed with the Securities and Exchange Commission on March 31, 2015)

4.24

English translation of Proxy Voting Agreement by and among Yan Hua Internet Technology (Shanghai) Co., Ltd., Solar Energy Ecommerce (Shanghai) Limited and shareholders of Solar Energy E-Commerce (Shanghai) Limited dated March 26, 2015 (incorporated by reference to Exhibit 10.56 to our annual report Form 10-K (file No. 000-50142) filed with the Securities and Exchange Commission on March 31, 2015)

4.25

English translation of Equity Interest Pledge Agreement by and among Yan Hua Internet Technology (Shanghai) Co., Ltd., Solar Energy E-Commerce (Shanghai) Limited and shareholders of Solar Energy E-Commerce (Shanghai) Limited dated March 26, 2015 (incorporated by reference to Exhibit 10.57 to our annual report Form 10-K (file No. 000-50142) filed with the Securities and Exchange Commission on March 31, 2015)

4.26

English translation of Exclusive Call Option Agreement by and among Yan Hua Internet Technology (Shanghai) Co., Ltd., Solar Energy E-Commerce (Shanghai) Limited and shareholders of Solar Energy E-Commerce (Shanghai) Limited dated March 26, 2015 (incorporated by reference to Exhibit 10.58 to our annual report on Form 10-K (file No. 000-50142) filed with the Securities and Exchange Commission on March 31, 2015)

4.27

Share Purchase Agreement by and among SPI China (HK) Limited, LDK Solar Europe Holding S.A. and LDK Solar USA, Inc. dated March 30, 2015 (incorporated by reference to Exhibit 10.1 to our current report on Form 8-K (file No. 000-50142) filed with the Securities and Exchange Commission on March 31, 2015)

4.28

Share Purchase Agreement by and among SPI China (HK) Limited., Andrew Burgess, Rami Fedda and Allied Energy Holding Pte Ltd dated March 31, 2015 (incorporated by reference to Exhibit 10.2 to our current report on Form 8-K (file No. 000-50142) filed with the Securities and Exchange Commission on March 31, 2015)

4.29

Membership Interest Purchase Agreement by and among Solar Power, Inc., William Hedden, as Trustee of the William H. Hedden and Sandra L. Hedden Trust, Stephen C. Kircher, the chief strategy officer of SPI, as Trustee of the Kircher Family Irrevocable Trust dated December 29, 2004, and Steven Kay dated March 31, 2015 (incorporated by reference to Exhibit 10.1 to our current report on Form 8-K (file No. 000-50142) filed with the Securities and Exchange Commission on April 6, 2015)

4.30

GK Interest Sale and Purchase Agreement by and between SPI Solar Japan G.K. and Re Capital K.K. dated April 15, 2015 (incorporated by reference to Exhibit 10.1 to our current report on Form 8-K (file No. 000-50142) filed with the Securities and Exchange Commission on April 17, 2015)

4.31

Securities Purchase Agreement by and between EnSync, Inc. (formerly known as ZBB Energy Corporation) and Solar Power, Inc. dated April 17, 2015 (incorporated by reference to Exhibit 10.2 to our current report on Form 8-K (file No. 000-50142) filed with the Securities and Exchange Commission on April 17, 2015)

4.32

Translation of Share Purchase Agreement by and among Solar Power, Inc., Meitai Investment (Suzhou) Co., Ltd., Zhong Junhao, Li Jin, Tong Ling Hong Xin Ling Xiang Investment Partnership, Shanghai Yi Ju Sheng Yuan Investment Center, Shanghai Ninecity Investment Holding (Group) Ltd., Shanghai Yi Ju Sheng Quan Equity Investment Center, Shanghai Panshi Investment Co., Ltd. and Shanghai All-Zip Roofing System Group Co., Ltd. dated April 30, 2015 (incorporated by reference to Exhibit 10.1 to our current report on Form 8-K (file No. 000-50142) filed with the Securities and Exchange Commission on April 30, 2015)

4.33

Purchase Agreement by and between Solar Power, Inc. and Yes Yield Investments Limited dated May 4, 2015 (incorporated by reference to Exhibit 10.1 to our current report on Form 8-K (file No. 000-50142) filed with the Securities and Exchange Commission on May 7, 2015)

4.34

Option Agreement by and between Solar Power, Inc. and Yes Yield Investments Limited dated May 4, 2015 (incorporated by reference to Exhibit 10.2 to our current report on Form 8-K (file No. 000-50142) filed with the Securities and Exchange Commission on May 7, 2015)

4.35

Convertible Promissory Note Purchase Agreement by and between Solar Power, Inc. and Vision Edge Limited dated June 15, 2015 (incorporated by reference to Exhibit 10.1 to our current report on Form 8-K (file No. 000-50142) filed with the Securities and Exchange Commission on June 15, 2015)

4.36

Option Agreement by and between Solar Power, Inc. and Vision Edge Limited dated June 15, 2015 (incorporated by reference to Exhibit 10.2 to our current report on Form 8-K (file No. 000-50142) filed with the Securities and Exchange Commission on June 15, 2015)

4.37

Supply Agreement between EnSync, Inc. (formerly known as ZBB Energy Corporation) and Solar Power, Inc. dated July 13, 2015 (incorporated by reference to Exhibit 10.3 to our current report on Form 8-K (file No. 000-50142) filed with the Securities and Exchange Commission on April 17, 2015)

4.38

Governance Agreement between EnSync, Inc. (formerly known as ZBB Energy Corporation) and Solar Power, Inc. dated July 13, 2015 (incorporated by reference to Exhibit 10.2 to our current report on Form 8-K (file No. 000-50142) filed with the Securities and Exchange Commission on July 14, 2015)

4.39

Second Amended and Restated Agreement and Plan of Merger and Reorganization by and among Solar Power, Inc., SPI Energy Co., Ltd. and SPI Merger Sub, Inc. dated October 30, 2015 (incorporated by reference to Exhibit 2.1 of our current report on Form 8-K (file No. 000-50142) filed with the Securities and Exchange Commission on October 30, 2015)

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

*                 Previously filed with the Annual Report on Form 20-F on May 17, 2016 as amended by Amendment No. 1 thereto filed on December 23, 2016.

**          Filed herewith

***   Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 2 to its annual report on its behalf.

SPI Energy Co., Ltd.

Date: January 26, 2017	By:	/s/ Guanning Liang
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

Shanghai, China
May 17, 2016

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders

SPI Energy Co., Ltd. (as successor in interest to Solar Power, Inc.)

Roseville, California

We have audited the accompanying consolidated statements of operations, comprehensive loss, stockholders’ equity, and cash flows of SPI Energy Co., Ltd. (as successor in interest to Solar Power, Inc.) (the “Company”) for the year ended December 31, 2013. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of SPI Energy Co., Ltd. (as successor in interest to Solar Power, Inc.) for the year ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

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