Form 20-F
period 2016-12-31
SPI Energy Co., Ltd.
filed 2017-10-27
CIK 1210618

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2016.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to .

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Tairan Guo, Chief Financial Officer Suite 2703, 27/F, China Resources Building 26 Harbour Road, Wan Chai Hong Kong SAR, China Telephone: + 852 2291 6020 Fax: + 852 2291 6030
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
American depositary shares, each representing ten ordinary shares, par value $0.000001 per share* Ordinary shares, par value $0.000001 per share	The NASDAQ Stock Market LLC (The NASDAQ Global Select Market) The NASDAQ Stock Market LLC (The NASDAQ Global Select Market)

* Trading in the registrant’s American depositary shares on the NASDAQ Global Select Market was terminated as of September 18, 2017.

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

641,665,172 ordinary shares as of December 31, 2016

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

☐ Yes    ☒ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☒ Yes    ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

•                  “2014,” “2015” and “2016” refers to our fiscal years ended December 31, 2014, 2015 and 2016, respectively;

•                  “ADSs” refers to the American depositary shares, each representing ten ordinary shares, which were listed on the NASDAQ Global Select Market under the symbol of “SPI” between January 19, 2016 and September 18, 2017;

•                  “AUD” or “Australian Dollar” refers to the legal currency of Australia;

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

•                  “EUR” or “Euro” refers to the legal currency of the countries comprising the euro area;

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

•                  “RMB” or “Renminbi” refers to the legal currency of China;

•                  “Shares” or “ordinary shares” refers to our ordinary shares, par value $0.000001 per share;

•                  “SPI” refers to Solar Power, Inc., a company incorporated under the law of California;

•                  “U.K.” refers to the United Kingdom;

•                  “U.S.” refers to the United States of America;

•                  “U.S. dollar” or “$” refers to the legal currency of the United States of America; and

•                  “watt” or “W” refers to the measurement of total electrical power, where “kilowatt” or “kW” means one thousand watts, “megawatts” or “MW” means one million watts and “gigawatt” or “GW” means one billion watts.

Names of certain companies in this annual report are translated or transliterated from their original Chinese legal names.

Discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

The conversion of amounts of Australian Dollars, Euros and Renminbi, respectively, into U.S. dollars in this annual report, made solely for the convenience of readers, is based on the noon buying rates in the city of New York for cable transfers of Australian Dollars, Euros and Renminbi, respectively, as certified for customs purposes by the Federal Reserve Bank of New York as of December 30, 2016, which was AUD1.3831 to $1.00, EUR0.9477 to $1.00, and RMB6.9430 to $1.00, respectively, unless indicated otherwise. No representation is intended to imply that the Australian Dollar, Euro or Renminbi could have been, or could be, converted, realized or settled into U.S. dollars at the foregoing rates or any other rate.

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

Not Applicable.

ITEM 3.                                                KEY INFORMATION

A.                                    Selected Financial Data

Our Selected Consolidated Financial Data

The following selected consolidated statements of operations data for the years ended December 31, 2014, 2015 and 2016 and the selected consolidated balance sheet data as of December 31, 2015 and 2016 are derived from our audited consolidated financial statements included elsewhere in this annual report. The selected consolidated statements of operations data for the years ended December 31, 2012 and 2013 and the consolidated balance sheet data as of December 31, 2012, 2013 and 2014 are derived from our audited consolidated financial statements not included in this annual report. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. The historical results are not necessarily indicative of results to be expected in any future periods.

	For the year ended December 31,
	2012	2013	2014	2015	2016
	($ in thousands, except share and per share data)
Consolidated Statements of Operations Data:
Net sales:
Net sales	64,417	42,629	91,642	190,510	140,199
Net sales, related party	35,539	—	—	—	—
Total net sales	99,956	42,629	91,642	190,510	140,199
Cost of goods sold:
Cost of goods sold	56,016	42,582	77,430	176,469	120,910
Cost of goods sold, related party	32,617	—	—	—	—
Provision for losses on contracts	2,729	2,816	2,055	5,932	403
Total cost of goods sold	91,362	45,398	79,485	182,401	121,313
Gross profit (loss)	8,594	(2,769)	12,157	8,109	18,886
Operating expenses:
General and administrative	13,061	8,231	8,286	76,747	34,251
Sales, marketing and customer service	10,647	2,050	1,401	39,428	29,230
Provision for (reversal of) doubtful accounts, notes and other receivables	—	9,303	(2,043)	45,328	30,465
Impairment charges	6,038	7,500	—	10,853	124,970
Engineering, design and product management	2,636	1,761	—	—	—
Total operating expenses	32,382	28,845	7,644	172,356	218,916
Operating income (loss)	(23,788)	(31,614)	4,513	(164,247)	(200,030)
Other income (expense):
Interest expense	(4,065)	(4,321)	(2,259)	(9,275)	(9,043)
Interest income	2,527	1,655	1,212	2,218	1,163
Loss on extinguishment of convertible bonds	—	—	(8,907)	—	—
Gain from deconsolidation	—	3,537	—	—	—
Change in fair value of derivative asset/liability	—	—	972	(15,650)	(2,328)
Loss on investment in affiliates	—	—	—	(2,493)	(10,618)
Net foreign exchange gain (loss)	(182)	(688)	1,498	4,412	797
Others	—	—	815	628	(573)
Total other (expense) income, net	(1,720)	183	(6,669)	(20,160)	(20,602)

	For the year ended December 31,
	2012	2013	2014	2015	2016
	($ in thousands, except share and per share data)
Loss before income taxes	(25,508)	(31,431)	(2,156)	(184,407)	(220,632)
Income tax expense	(80)	813	3,040	673	336
Net loss	(25,428)	(32,244)	(5,196)	(185,080)	(220,968)
Net loss per common share:
Basic and Diluted	(0.13)	(0.16)	(0.02)	(0.30)	(0.34)
Weighted average number of common shares used in computing per share amounts:
Basic and Dilutive	190,461,696	198,214,456	307,005,057	612,047,053	641,561,610

	As of December 31,
	2012	2013	2014	2015	2016
	($ in thousands)
Summary Consolidated Balance Sheet Data:
Cash and cash equivalents	17,823	1,031	156,540	82,124	4,178
Total current assets	141,014	24,127	381,314	393,569	154,333
Total assets	162,829	70,964	587,907	709,570	361,818
Total current liabilities	118,610	60,679	252,309	473,551	330,528
Total liabilities	138,707	73,831	325,799	493,012	374,746
Total stockholders’ equity (deficit)	24,122	(2,867)	262,108	216,558	(12,928)
Total liabilities and stockholders’ equity	162,829	70,964	587,907	709,570	361,818

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

We incurred net losses of $5.2 million, $185.1 million and $220.7 million in 2014, 2015 and 2016, respectively. We had an accumulated deficit of $466.8 million as of December 31, 2016. We had net cash used in operating activities of $56.5 million in 2014, net cash used in operating activities of $155.5 million in 2015 and net cash used in operating activities of $47.0 million in 2016. We also had a working capital deficit of $176.2 million as of December 31, 2016. In addition, we have substantial amounts of debts that will become due in 2017.

Historically, we have relied primarily on cash from our operations, bank borrowings, private placements and financial leases to fund our operations. We expect that our existing cash and cash equivalents and cash flows from operating and financing activities will be sufficient to meet our anticipated working capital requirements and capital expenditure for at least the next 12 months, but generally inadequate to pursue new project acquisition or development initiatives without additional capital. The timing and amount of our working capital and capital expenditure requirements may vary significantly depending on numerous factors, such as the timeliness of payments from our customers. We have filed liens to secure customer payments for each of our solar projects, but there is no assurance that such payments will be timely collected. We have also enhanced our collection efforts and undertaken various measures to collect outstanding payments from customers, damages from legal actions and other payments due to us. The volatility and potential deterioration of the PV market conditions and the overall global economies have also added uncertainties regarding the sustainability of the PV industry and adverse impact on the demand for our products. Without access to sufficient level of capital from operations or through bank borrowings or other sources, we may not be able to execute our growth strategy or pursue additional projects, or may not even be able to continue as a going concern. These doubts and uncertainties may create concerns for our creditors, suppliers, customers and other counterparties, and cause them to make it more difficult for us to raise our financing, conduct our business and meet our debt and other obligations.

The report of our independent registered public accounting firm on our financial statements as of and for the year ended December 31, 2016 includes discussions on our ability to continue as a going concern. Although we have formulated a liquidity plan as summarized under Note 2 (a) to our consolidated financial statements appearing elsewhere in this annual report, we cannot assure you that we will be able to successfully execute this liquidity plan. The amount of liquidity that we need may be greater than we currently anticipate as a result of additional factors and events beyond our control, such as global economic slowdown, continued downturn in the global PV market, potential financial crises globally or in any region where we conduct a significant portion of our business, changes in the regulatory and business environments, including international trade-related sanctions, which may prevent us from operating normally or from effectively competing in the PV industry. All of these and other factors and occurrences may increase our cash requirements and make us unable to satisfy our liquidity requirements and we may, as a result, be unable to continue as a going concern.

Recently, we have revised the assumptions underlying our existing operating plans and recognized the fact that additional actions were needed to reposition our operations to minimize our cash outflows. Therefore, we are undertaking a number of initiatives in order to conserve or generate cash on an incremental basis in 2017. For a detailed discussions of these initiatives and strategies, please see “Item 5. Operating And Financial Review and Prospects—B. Liquidity and Capital Resources— Capital Resources and Material Known Facts on Liquidity.”

However, there is no assurance that these initiatives and strategies will be successfully implemented, or even if successfully implemented, our cash position and our operational efficiency will improve. In the event that our business initiatives and strategies do not achieve the expected results, our business, financial conditions, results of operations and liquidity position may be materially and adversely affected. Furthermore, we have identified several business related risk factors, such as contingent liabilities arising from litigations, suspected related party transactions and unusual transactions and compliance with laws and regulations, which could cause cash position to further deteriorate. For the foregoing reasons, we may not be able to continue as a going concern.

The operations of our e-commerce and investment business platform is unsuccessful.

In early 2015, our related party, Solar Energy E-Commerce (Shanghai) Limited (“Solar Energy E-Commerce”), launched the e-commerce and investment platform, www.solarbao.com, or the Solarbao platform, enabling retail customers and solar project developers to purchase various PV-related products and services. The Solarbao platform was intended to create a network connecting investors seeking solar industry investment opportunities and solar project developers. This platform primarily generated revenue from commissions derived from the leasing of solar panels. Starting from April 18, 2017, we have ceased offering new investment products to investors and stopped accepting new investments on the Solarbao platform due to its short operating history, the ever changing Chinese regulatory regime, government policies in this area and various other reasons as discussed below.

Beginning in April 2017, investors on the Solarbao platform have had issues recovering their principal and proceeds in accordance with the terms of their respective investment agreements due to the reduction in liquidity resulting from the combined effects of delay in the subsidies from the government on solar farms in operations and the delayed rental payment from the solar farm owners.

Pursuant to the entrusted finance leasing contract entered into by and among the investors, Jiangsu Solarbao Leasing Co., Ltd., our project companies or third parties, and Solar Energy E-Commerce, Solar Energy E-Commerce’s role as an information intermediary bears no obligation to repay principal and proceeds to the individual investors. The main repayment obligors, which comprise mostly of our project companies and of third party project developers, should repay the investors the principal and interests on their investments. We are likely to be treated as a group with our project companies by the relevant PRC governmental authorities, and we may be required to pay the principal and interests payment to the investors. We may also be requested by the PRC governmental authorities to assist existing investors to recover their principal and interests, in which case third parties are repayment obligors. Since April 10, 2017, our project companies and third party project developers have been in default of repayments to the individual investors. On April 17, 2017, Meijv and Jiangsu Solarbao Leasing Co., Ltd. (“Jiangsu Solarbao”) issued a joint statement, announcing that they would repay investors within 180 days upon the occurrence of the default, and that Solarbao would simultaneously compensate the investors according to their respective investment agreements. We subsequently defaulted on the redemption and repayment plan. On October 12, 2017, Jiangsu Solarbao announced on www.solarbao.com that as of October 11, 2017, principal and interests payment of RMB 631 million ($90.9 million) were overdue to 11,064 individual investors. It also introduced a new redemption and repayment plan. As of the date of this annual report, we have made payment of $1.47 million to 1,313 individual investors. We plan to take all necessary measures to assist the existing investors to recover their principal and interests on their investments.

Legal proceedings, including but not limited to civil and criminal, may be brought against us if we fail to timely pay the investors in full or if we violate any laws or regulations, which may materially and adversely affect our business, brand, reputation, prospects, financial condition and results of operations. In addition, the laws and regulations governing the internet financing in China are developing and evolving and subject to changes. As a result of the abovementioned default, some investors began to report to the police department of Suzhou Industrial Park, and requested that the governmental authorities to order us to repay the principal and interest on their investment.  During the pre-investigation phase, we actively cooperated with the police and submitted relevant information and materials. At the same time, we communicated with local governmental authorities on various occasions regarding our redemption and repayment plan. The police department of Suzhou Industrial Park filed criminal charges against us in July 7, 2017.  Jiangsu Solarbao’s executives and some of its employees have been identified as criminal suspects,  and Jiangsu Solarbao’s bank accounts and its funds may be frozen. This case has not yet entered to the trial, and we have been taking all measures, including but not limited to the recovery of accounts receivable, disposal of solar power projects, and use of power plant’s operating income of our domestic companies, to assist investors in recovering the principal and interests on their investments.  Nevertheless, we may still be deemed as engaging in illegal public fund-raising by the court, and we may be subject to fines and our executives may be convicted and sentenced pursuant to the PRC laws and regulations. As a result, our business prospects and the results of operations of the e-commerce and investment platform may be materially and adversely affected. For a detailed discussion of the laws and regulations governing Internet finance and public fund-raising, see “Item 4. Information on the Company—B. Business Overview—Regulations—Internet Finance and Illegal Public Fund-raising.”

We have not been successful at managing or growing our e-commerce and investment business. Although we are currently in the process of assisting the existing investors to recover their investment principal and proceeds, we may continue incur significant costs due to our outstanding and potential future repayment obligations and the potential civil and criminal liabilities, and our business, brand, reputation, prospects, financial condition and results of operations may be materially and adversely affected.

We conduct our business in diverse locations around the world and are subject to economic, regulatory, social and political risks internationally and in the regions where we operate.

We currently conduct our business operations in China, the U.S., Japan, the U.K., Greece, Germany, Italy and Australia, and as of December 31, 2016, we owned and operated 69.2 MW of solar projects and had 30.79 MW of solar projects under construction across the world. We also provide EPC services in China and the U.S. Our business is therefore subject to diverse and constantly changing economic, regulatory, social and political conditions in these markets.

Operating internationally exposes us to a number of risks globally and in each of the markets where we operate, including, without limitation:

•                  global economic and financial conditions, including the stability of credit markets, foreign currency exchange rates and their fluctuations;

•                  the supply and prices of other energy products such as oil, coal and natural gas in the relevant markets;

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

•                  compliance with diverse and complex local environmental, safety, health, labor and other laws and regulations, which can be onerous and costly, as the magnitude, complexity and continuous amendments to the laws and regulations are difficult to predict and liabilities, costs, obligations and requirements associated with these laws and regulations may be substantial;

•                  dependence on local governments, utility companies and other entities for electricity, water, telecommunications, transportation and other utilities or infrastructure needs;

•                  difficulties associated with local operating and market conditions, particularly regarding customs, taxation and labor;

•                  difficulties for our senior management, primarily based in Shanghai, to effectively supervise local management teams in diverse locations;

•                  increased difficulty in protecting our intellectual property rights and heightened risk of intellectual property disputes;

•                  failure of our contractual counter-parties to honor their obligations to us, and potential disputes with regulatory authorities, customers, contractors, suppliers, local residents or communities;

•                  obtaining fair access and legal remedies or benefits through local judicial or administrative bodies; and

•                  failure to adapt to effectively to local competitive environments.

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

The reduction, modification, delay or discontinuation of government subsidies and other economic incentives for the solar industry may reduce the profitability or viability of our solar projects and materially adversely affect our business.

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

Misconduct and errors by our employees could harm our business and reputation.

We are exposed to many types of operational risks, including the risk of misconduct, errors and fraud by our employees and key management personnel. Our training, resources, technologies and fraud detection tools may be insufficient to accurately detect and prevent fraud. Significant increases in fraudulent activity could negatively impact our brand and reputation, which could increase our costs and expenses. High profile fraudulent activity could even lead to regulatory intervention, and may divert our management’s attention and cause us to incur additional expenses and costs. If any of the foregoing were to occur, our results of operations and financial condition could be materially and adversely affected.

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

Given our limited operating history under the current business model, we may not be able to ascertain and allocate the appropriate financial and human resources necessary to grow these new business areas. We may invest considerable capital into growing these businesses but fail to address market or customer demands or otherwise fail to achieve satisfactory financial return. In particular, our results of operations, financial condition and future success depend largely on our ability to continue to identify suitable projects that complement our solar project pipeline through acquisitions and secondary development, as well as our ability to obtain the required regulatory approvals, financing and cost-effective construction services for these acquisitions. We must also sustainably manage and operate the solar projects that we acquire, develop and hold under our IPP model, or successfully identify buyers for solar projects under our BT model. In addition, in expanding into these new business areas, we may be competing against companies that have substantially more experience than we do with respect to solar projects under our IPP and BT models. If we are unable to achieve growth in these new business areas, our overall growth and financial performance may be inferior to our competitors and our operating results could be adversely impacted.

In addition, we may not be able to successfully implement our new business initiatives.  For example, we have not been successful at managing or growing our Solarbao platform. For a detailed discussion, please see “—The operations of our e-commerce and investment business platform have been unsuccessful.”

Due to the change in our strategic focus and revenue generating efforts since 2014, our prior operating history and historical operating results may not provide a meaningful basis for evaluating our business, financial performance and prospects. Period-to-period comparisons of our operating results and our results of operations for any period should not be relied upon as an indication of our performance for any future period. We have incurred net losses since our inception and as of December 31, 2016, we had an accumulated deficit of approximately $466.8 million. We may not be able to achieve or maintain profitability in the future.

We may not be able to acquire additional solar projects to grow our project portfolio, or effectively integrate or realize the anticipated benefits of our acquisitions.

Our current business strategy includes plans to further increase the number of solar projects we own and operate. Since 2014, we have significantly expanded our operations through acquisitions of solar projects across different development stages in China, Japan, the U.S., the U.K., Greece and Italy, and we may acquire additional businesses, products or technologies or enter into joint ventures or other strategic initiatives in the future. Accordingly, our ability to execute our expansion strategies depends on our ability to identify suitable investment or acquisition opportunities, which is subject to numerous uncertainties. We may not be able to identify favorable geographical markets for expansion or assess local demand for solar power, identify a sufficient number of projects as contemplated, or secure project financing and refinancing on reasonable terms for the contemplated acquisitions. In addition, our competitors may have substantially greater capital and other resources than we do, and may be able to pay more for the acquisition targets we identify and may be able to identify, evaluate, bid for and acquire a greater number of projects than our resources permit.

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

We require a significant amount of cash to meet our capital requirements and fund our operations, including payments to suppliers for PV modules and components and to contractors for EPC services. As of December 31, 2016, we had $84.1 million in outstanding short-term borrowings and current portion of long-term borrowings and $15.1 million in outstanding long-term borrowings, excluding current portion.

Our existing debt may have significant consequences on our operations, including:

•                  reducing the availability of our cash flow to fund working capital, capital expenditures, acquisitions and other general corporate purposes as a result of our debt service obligations;

•                  limiting our ability to obtain additional financing;

•                  making us more vulnerable to changes in our business, our industry and the general economy;

•                  potentially increasing the cost of any additional financing; and

•                  limiting our ability to make future acquisitions.

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

Historically, we have generated a substantial portion of our revenue from the provision of EPC services. Before we achieve economies of scale in terms of our IPP projects and receive steady electricity generation income, our revenue in a given period will depend on the solar projects we provide EPC services to, or the number of solar projects sold under our BT model, and therefore is subject to significant fluctuations. For instance, we may generate a significant portion of our revenues from the one-time sale of solar projects for certain periods. Moreover, certain aspects of our operations will also be subject to seasonal variations. For example, we may schedule significant construction activities to connect solar projects to the grids prior to a scheduled decrease in FIT rates in order to qualify for more favorable FIT policies.

Failure to manage our evolving business could have a material adverse effect on our business, prospects, financial condition and results of operations.

We intend to expand our business within our existing markets and in a number of selected new locations in the future. We also intend to expand our global project development business in the future. As our operations evolve, we expect to encounter additional challenges in our internal management, construction contracting management, investment and acquisition management, project management, project funding infrastructure and financing capabilities. Our existing operations, personnel, systems and internal control may not be adequate to support our business expansion and may require new investments in our internal management infrastructure. To manage the future growth of our operations, we will be required to improve our administrative, operational and financial systems, procedures and controls, and maintain, expand, train and manage a growing number of employees. In addition, we will need to hire and train additional project development personnel to manage our growing portfolio of IPP and BT projects. If we are unable to manage our growth effectively, we may not be able to take advantage of market opportunities, execute our business strategies successfully or respond to competitive pressures. As a result, our business, prospects, financial condition and results of operations could be materially and adversely affected.

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

In addition, our EPC contracts generally provide for performance milestones. Delays in supply of PV module or components, construction delays, unexpected performance problems in electricity generation or other events may cause us to fail to meet these performance criteria, resulting in unanticipated and severe revenue and earnings losses and financial penalties. If we are unable to complete the development of a solar project, or fail to meet one or more agreed target construction milestone dates, any agreed upon system-level capacity or energy output guarantees or warranties (including, for some projects, twenty-five year performance warranties) or other terms under our EPC contracts, or the solar projects we develop cause grid interference or other damage, we may be subject to termination of such contracts or significant damages, penalties and/or other obligation under the EPC agreements or other agreements relating to the projects (including obligations to repair, replace and/or supplement additional modules and balance of system materials for the projects), particularly if our liabilities are not capped under the terms of such agreements, and we may not be able to recover our investment in the project. The occurrence of any of these events could have a material adverse effect on our reputation, business and results of operations.

We generally recognize revenue from EPC services on a “percentage of completion” basis and payments are due upon the achievement of contractual milestones and any delay or cancellation of a project could adversely affect our business.

We generally recognize revenue from our EPC services on a “percentage of completion” basis, and as a result, revenues from our EPC services are driven by the performance of our contractual obligations, which is in turn generally driven by timelines of the installation of solar power systems at customer sites. Such arrangement could result in unpredictability of revenue and in the near term, a revenue decrease. As with any project-related business, there is potential for delays within any particular customer project. Variation of project timelines and estimates may impact our ability to recognize revenue in a particular period. In addition, certain EPC contracts may provide for payment milestones due at specified stages throughout the development of a project. Because we must invest substantially in a project in advance of achieving these milestones and receiving payments, delay or cancellation of a project could adversely affect our business and results of operations.

We may fail to comply with laws and regulations in the markets we operate.

The development, construction and operation of solar projects are highly regulated. We conduct our operations in many jurisdictions and are subject to different laws and regulations, including national and local regulations relating to building codes, taxes, safety, environmental protection, utility interconnection, metering and other matters. Our establish subsidiaries also have operations in these countries and jurisdictions that are required to comply with various local laws and regulations. While we strive to work with our local counsel and other advisers to comply with the laws and regulations of each jurisdiction where we operate, there have been, and may continue to be, instances of non-compliances such as late filings of annual accounts with the appropriate governmental authorities, failure to notify governmental authorities of certain transactions, failure to hold annual meetings as required, failure to register director or address changes or other local requirements which may result in fines, sanctions or other penalties against our non-complying subsidiaries and its directors and officers. While we do not believe our past and continuing non-compliances, singularly or in the aggregate, will have a material adverse effect on our business, financial condition or results of operations, we cannot assure you that similar or other non-compliances will not occur in the future which may materially and adversely affect our business, financial condition or results of operations.

We are responsible for obtaining a variety of approvals, permits and licenses from various authorities for our solar projects. The procedures for obtaining such approvals, permits and licenses vary from country to country, making it onerous and costly to adhere to the varying requirements and standards of individual localities. Failure to obtain the required approvals, permits or licenses or to comply with the conditions associated therewith may result in fines, sanctions, suspension, revocation or non-renewal of approvals, permits or licenses, or even criminal liabilities, which could material and adversely affect our business, financial condition and results of operations. In addition, new government regulations pertaining to our business or solar projects may result in significant additional expenses. We cannot assure you that we will be able to promptly and adequately respond to changes of laws and regulations in various jurisdictions, or that our employees and contractors will act in accordance with our internal policies and procedures. Failure to comply with laws and regulations where we develop, own and operate solar projects may materially and adversely affect our business, results of operations and financial condition. The market demand for solar power is strongly influenced by government regulations and policies concerning the electric utility industry as well as by policies promulgated by electric utilities in each of the markets we operate. These regulations and policies often relate to electricity pricing and technical interconnection of electricity generation. Customer purchases of alternative energy sources, including solar power technology, could be deterred by these regulations and policies, which may significantly reduce the demand for our PV solutions. For example, without a regulatory-mandated exception for solar power systems, utility customers are often charged interconnection or standby fees for putting distributed power generation on the electric utility grid or limit the production capacity to the grid. The county-level government may also levy additional tax related to land use or potential plants recovery that was not initially included during the development or construction phase. These fees could increase, rendering solar power less cost competitive in these markets and our PV solutions less desirable.

It is difficult to ensure ongoing compliance with the changing requirements of individual markets. Any new government regulations or utility policies pertaining to solar projects may result in significant additional expenses to us or other industry participants and as a result could cause a significant reduction in demand for our PV solutions.

The solar industry faces competition from both conventional power industries and other renewable power industries.

The solar industry faces intense competition from all other players within the energy industry, including both conventional energy providers such as nuclear, natural gas and fossil fuels and other renewable energy providers, such as geothermal, hydropower, biomass, wind and nuclear energy. Other energy sources may benefit from innovations that reduce their costs and increase safety, and therefore improve their competitiveness. New natural resources may be discovered, or global economic, business or political developments may disproportionately benefit conventional energy sources or other renewable energy sources at the expense of solar. Governments may strengthen their support for other renewable energy sources and reduce their support for the solar industry. Changes in supply and demand of conventional energy sources or other energy sources may reduce the cost of such sources and render solar power less attractive. For instance, the recent decline in oil prices and prolong low prices have adversely impacted the competitiveness of solar energy. Failure for our customers, other business partners or us to compete with the providers of other energy sources may materially and adversely affect our business, results of operations and financial condition.

The market for solar project development is highly competitive.

There is currently intense competition in the solar industry, particularly in the downstream project development segment. Solar projects encounter competition from utilities, industrial companies and other independent power producers. In recent years, there has been increasing competition for the award of PPAs, which has in some markets resulted in an excess supply above designated reserve margins and has been contributing to the declining electricity prices in many markets. In light of these conditions, we may not be able to obtain PPAs for our new solar projects under our IPP model, and we may not be able to renew PPAs on the same terms and conditions upon expiration, particularly in terms of securing an electricity sale price that enables profitable operation or the sale of a project at anticipated value, if at all.

We have only recently expanded our business to include global project development and may not have the same level of expertise and customer base as our competitors, which may affect our ability to successfully establish our presence in the global market. Our current or potential competitors may have greater operational, financial, technical, market share, scale, management or other resources than us in our existing or target markets. Our competitors may also enter into strategic alliances with other competitors to our detriment, or may ally with our suppliers or contractors, thereby limiting our procurement choices and our flexibility in project development. Our current or potential competitors may offer PV solutions comparable or superior to ours at the same or lower prices, or adapt more quickly to industry trends than we do. Increased competition may result in price reductions, reduced profit margins and loss of market share.

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

The development of solar projects requires significant upfront cash investments, including the costs of permit development, construction and associated operations. Since 2014, we have been expanding our solar project portfolio primarily by acquiring solar projects across different development stages. Such expansion strategy requires significant upfront capital expenditures which, depending on the respective development stages of the acquired projects, may not be recouped for a significant period of time. As a result, we are required to pursue a wide variety of capital resources to fund our operations, including private placements, bank loans, financial leases and other third-party financing options.

Our ability to obtain sufficient financing is subject to a number of uncertainties, including:

•                  our future financial condition, results of operations and cash flows;

•                  the general condition and liquidity of global equity and debt capital markets;

•                  local regulatory and government support for solar power in markets where we operate, such as through tax credits and FIT schemes;

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

Due to these or other reasons, we may not be successful in obtaining the required funds for future acquisitions. Furthermore, we may be unable to refinance our bank borrowings on favorable terms, or at all, upon the expiration or termination of our existing loan facilities. In addition, rising interest rates could adversely affect our ability to secure financing on favorable terms. Our failure in securing suitable financing sources in a timely manner or at all, or on commercially acceptable terms, could significantly limit our ability to execute our growth strategies or future acquisitions, and may have a material adverse effect on our business, financial condition, results of operations and cash flows.

An increase in interest rates or lending rates or tightening of the supply of capital in the global financial market could make it difficult for our customers to finance the cost of EPC services or solar projects and could reduce the demand of our PV solutions.

Many of our customers depend on debt and/or equity financing to fund the initial capital expenditure required to develop, build and/or purchase solar projects. These structured finance arrangements are complex and rely heavily on the creditworthiness of the customer as well as required returns of the financial institutions. Depending on the status of financial markets and overall economic conditions, financial institutions may be unwilling or unable to provide financing to our customers, which could materially and adversely affect our ability to maintain or grow our revenues. In addition, an increase in interest rates or lending rates, or a reduction in the supply of debt financing or tax equity investments, could reduce the number of solar projects that receive financing or otherwise make it difficult for our customers to secure the financing necessary to develop, build or purchase a solar project on favorable terms, or at all, and thus lower the demand for our PV solutions, which could limit our growth or reduce our net sales.

The significant period of time between our upfront investments in solar projects and their commencement of revenue generation could materially and adversely affect our liquidity, business and results of operations.

We have since 2014 commenced our global project development business under our IPP or BT models by ramping up our portfolio of solar projects. There is a significant gap between the time that we make significant upfront investments in the solar projects and the time that we receive any revenue from the electricity generated by these solar projects after grid connection (under our IPP model) or from the sale of these projects (under our BT model). These upfront investments include, among others, legal, accounting and other professional fees, costs associated with feasibility studies and due diligence, payments for land use rights, construction costs, government permits and deposits for grid connection agreements and PPAs, none of which may be refundable if a project fails to achieve completion. We have historically relied on private placements, bank loans and financial leases to cover costs and expenses incurred during project development.

In particular, there could be an especially long gap between the initial assessment of a project, the first steps of acquiring land use rights and negotiating interconnection agreements and the obtaining of governmental approvals for construction. Acquisition of land use rights can be particularly time-consuming if we are engaged in primary development and need to negotiate with land owners or government entities. The significant development time increases the risk for adverse events during such process, whether they be economic, environmental, political, social or otherwise, that could cause further delays in project development or increase the overall development costs. Due to such adverse developments or unanticipated delays, we may be unable to recoup our initial investment in the solar projects, which may materially and adversely affect our liquidity, profitability and results of operations.

We may encounter unexpected difficulties when developing solar power projects.

In 2014, we commenced our global project development business by ramping up our portfolio of solar projects under both our IPP BT and EPC models. The attributable capacity of our projects in operation and projects under construction increased from 60.9 MW and 14.0 MW as of December 31, 2015 to 69.2 MW and 30.79 MW as of December 31, 2016, respectively. In addition, we had an aggregate of 71.6 MW of projects in announced pipeline as of December 31, 2016. See “Item 4. Information on the Company—B. Business Overview—Our Global Project Development Business.” The development of solar projects involve numerous risks and uncertainties and require extensive research, planning and due diligence. Before we can determine whether a solar project is economically, technologically or otherwise feasible, we may be required to incur significant capital expenditure for land and interconnection rights, preliminary engineering, permitting, legal and other work. Success in developing a particular solar project is contingent upon, among others:

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

•                  changes to laws and regulations requiring additional permits, licenses and approvals, or difficulties in obtaining and maintaining existing governmental permits, licenses and approvals;

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

We engage third-party contractors for the construction of solar projects. Construction of solar projects involves numerous risks and uncertainties, and may be adversely affected by circumstances outside of our control, including seasonal changes, inclement weather, failure to receive regulatory approvals on schedule or third-party delays in supplying PV modules or other materials. We may not be able to negotiate satisfactory construction agreements with third-party contractors, or our third-party contractors may not be able to contract with their subcontractors on a timely basis. In addition, if our contractors fail to adhere to our quality standards or otherwise fail to meet their contractual obligations, or if there is a shortage of contractors or labor strikes that prevents our contractors from completing their construction work on schedule or within budget, the solar projects may experience significant delays or cost overruns. Increases in the prices of solar products and components may also increase our procurement costs. Labor shortages, work stoppages and labor disputes could significantly delay a project or otherwise increase our costs. In addition, delays in obtaining or failure to obtain required construction permits could also delay or hinder the construction of our solar projects. A lack of proper construction permits or post-construction approvals could delay or prevent our solar projects from commencing operation and connecting to the grid.

We may not be able to recover any of our losses resulting from construction cost overruns or delays. In addition, since the FIT applicable to a solar project generally depends on its lead time to grid connection, construction and connection delays may lead to a lower-than-expected FIT, which would adversely affect the long-term value and potentially the viability of the project. Many PPAs also require our solar projects to connect to the grid by a certain date. If the construction of solar project is significantly delayed, we may be in violation of our PPAs or may only be entitled to reduced FIT payments, if at all. A reduction or forfeiture of FIT payments would materially and adversely affect the profitability for a solar power project. Any of the above contingencies could lead to our failure to generate expected return from our solar projects and result in unanticipated and significant revenue and earnings losses.

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

Warranties provided by our suppliers and contractors may be limited or insufficient to compensate for our losses, or may not cover the nature of our losses incurred.

We expect to benefit from various warranties, including product quality and performance warranties, provided by our suppliers and contractors. These suppliers and contractors, however, may file for bankruptcy, cease operations or otherwise become unable or unwilling to fulfill their warranty obligations. Even if a supplier fulfills its warranty obligations, the warranty may not be sufficient to compensate us for all of our losses. In addition, the warranty for inverters and transformers generally expire after 5 to 10 years from the date such equipment is delivered or commissioned and is subject to liability limits. Where damages are caused by defective products provided by our suppliers or construction services delivered by our contractors, our suppliers or contractors may be unable or unwilling to perform their warranty obligations as a result of their financial conditions or otherwise. Or if the warranty has expired or a liability limit has been reached, there may be a reduction or loss of warranty protection for the affected projects, which could have a material adverse effect on our business, financial condition and results of operations.

Our solar projects have short operating histories and may not perform up to our expectations.

The projects in our solar project portfolio are relatively new with expected operating lives of more than 20 years. The majority of our projects in operation as of December 31, 2016 had commenced operations within the last 24 months. In addition, the projects we acquire in the future may not have commenced construction or operation or otherwise have a limited operating history. As a result, our assumptions and estimates regarding the future performance of these projects are, and will be, made without the benefit of a meaningful operating history, which may impair our ability to accurately assess the potential profitability of the projects. The performance of these projects will also be subject to risks inherent in newly constructed renewable energy projects, including breakdowns and outages, latent defects, equipment that performs below our expectations and system failures. Failure of some or all of our projects to perform up to our expectations could have a material adverse effect on our business, financial condition and results of operations.

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

We may be subject to product or strict liability claims if the provision of our EPC services or the solar projects we sell result in injury or damage, and we have limited insurance coverage to protect against such claims, as well as losses that may result from business interruptions or natural disasters.

Solar projects are highly sophisticated and generate and transfer large volumes of electric charge with the potential to harm or kill, whether by improper installation or other causes. We are therefore exposed to an inherent risk of product liability claims or class action suits in the event that the installation of the solar power systems during the provision of our EPC services, or the solar projects we sell under our BT model, results in injury or damage, and we may even be liable in some jurisdictions under a strict liability theory, where liability holds even if we are not negligent or at fault. Moreover, to the extent that a claim is brought against us, we may not have adequate resources to defend ourselves. We rely on our general liability insurance to cover product liability and other liability claims and have not separately obtained product liability insurance. The unfavorable settlement of product or strict liability claims against us could result in significant monetary damages and significant payments in excess of our insurance coverage could have a materially adverse effect on our financial results. Any such business disruption could result in substantial costs and diversion of resources.

Solar energy generation depends heavily on suitable meteorological conditions. If weather conditions are unfavorable, our power generation output, and therefore the revenue from our solar projects, may be substantially below our expectations.

The electricity produced and revenues generated by solar projects are highly dependent on suitable solar conditions and associated weather conditions. Such conditions are beyond our control. Furthermore, components of these generation systems, including solar panels and inverters, can be damaged by severe weather, such as heavy snowstorms, hailstorms, ice storms, lightning strikes, extreme winds, earthquakes or tornadoes. Replacement and spare parts for key components may be difficult costly or unavailable. Unfavorable weather and atmospheric conditions could reduce the electricity output of our solar projects to below projected generation, damage or impair the effectiveness of our projects or require shutdown of key equipment, impeding operation of our projects and our ability to achieve forecasted revenues and cash flows.

The amount of electricity solar projects produce is dependent in part on the amount of sunlight, or insolation, where the projects are located. Because shorter daylight hours in winter months results in less insolation, the generation of particular projects will vary depending on the season.

We base our investment decisions with respect to solar power generation assets on the findings of related solar studies conducted prior to construction or based on historical conditions at existing projects. However, actual climatic conditions at an asset site may not conform to the findings of these studies.  For example, unexpected development of climate conditions that was not taken into consideration during the investment decision-making process, such as smog and sand storms may significantly reduce the solar power generation. Therefore, our solar projects may not meet anticipated production levels or the rated capacity of our projects, which could adversely affect our business, financial condition, results of operations and cash flows.

The operation of solar projects involves significant inherent risks and hazards that could have a material adverse effect on our business, financial condition, results of operations and cash flows.

The operation of solar projects involves numerous hazardous activities, including delivering electricity to transmission and distribution systems. We are subject to natural disasters such as earthquakes, floods, snow obscuration, high temperatures, lightning, hurricanes, long-term climate changes, volcanoes and wind risks, as well as other inherent risks affecting resource availability such as fire, explosion, soil and ice buildup, structural collapse and equipment failure. Moreover, we may suffer from negligent acts by our PPA counterparties or other third parties. Our rooftop projects could cause damage to the building roof, resulting in claims due to water damages or replacement of roofing materials. These and other hazards can cause significant personal injury or loss of life, severe damage to, and destruction of, property and equipment and contamination of, or damage to, the environment, wildlife takes or fatalities and suspension of operations. The occurrence of any of these events may result in lawsuits against us asserting claims for substantial damages, including for environmental cleanup costs, personal injury and property damage and fines and/or penalties.

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

If we fail to properly operate and maintain our solar projects, these projects may experience decreased performance, shortened operating life or shut downs. Our solar projects may also require periodic upgrading and improvement. Changes in our own operation or local conditions may increase the costs of operating the project, including costs related to labor, equipment, insurance and taxes. If we cause damage to third parties, we may become liable for the consequences of any resulting damage. We may also experience equipment malfunction or failure, leading to unexpected maintenance needs, unplanned outages or other operational issues. In addition, inconsistencies in the quality of solar panels, PV modules, balance-of-system components or maintenance services for our solar projects may affect the system efficiency of our projects.

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

•                  There is no assurance that the expected synergies from any business acquisition, joint venture or strategic alliances will materialize. If we are not successful in the integration of a target’s operations, we may not be able to generate sufficient revenue from its operations to recover costs and expenses of the acquisition.

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

The industry experience, expertise and contributions of our chairman, Mr. Xiaofeng Peng, is essential to our continuing success. We will continue to rely on our senior management, regional management and other key employees to manage our business operations and implement our growth plans. If they cannot work together effectively or efficiently, our business may be severely disrupted. If one or more of our senior or regional management personnel were unable or unwilling to continue to hold their present positions, we might not be able to recruit, train and retain personnel with comparable qualifications, and our results of operations and financial condition may be materially and adversely affected.

Our qualified and experienced project development teams are critical to our success. We may not be able to continue to attract, train and retain qualified personnel, including executive officers, project development personnel, project management personnel and other key personnel with the necessary experience and expertise. In particular, as we enter into new markets, we face challenges to recruit and retain qualified personnel who are familiar with local regulatory regimes and have adequate experiences in project development and operations. In particular, we have experienced a lack of accounting personnel with an appropriate level of knowledge and experience in U.S. GAAP, which resulted in the late filing of this annual report.

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

Our management identified material weaknesses in our internal control over financial reporting, and our chief executive officer and chief financial officer concluded that our disclosure and internal controls and procedures were not effective as of December 31, 2016. See “Item 15. Controls and Procedures” for more information. There can be no assurance as to how quickly or effectively we can remediate the material weaknesses in our internal control over financial reporting or that additional material weaknesses will not be identified in the future.

Any failure to remedy additional weaknesses or deficiencies in our internal control over financial reporting that may be discovered in the future or to implement new or improved controls, or difficulties encountered in the implementation of such controls, could harm our operating results, cause us to fail to meet our reporting obligations or result in material misstatements in our financial statements. Any such failure could, in turn, affect the future ability of our management to certify that our internal control over financial reporting is effective. Ineffective internal control over financial reporting could also subject us to the scrutiny of the SEC and other regulatory bodies which could cause investors to lose confidence in our reported financial information and subject us to civil or criminal penalties or shareholder litigation, which could have an adverse effect on the trading price of our securities.

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

Our independent registered public accounting firm may be suspended from practicing before the SEC if they are unable to continue to satisfy SEC investigation requests in the future. If a delay in completion of our audit process occurs as a result, we could be unable to timely file certain reports with the SEC, which may lead to the delisting of our ordinary shares.

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

If the settlement terms are not adhered to, Chinese member firms of “Big Four” accounting firms, including our independent registered public accounting firm, may be suspended from practicing before the SEC which could in turn delay the timely filing of our financial statements with the SEC. In addition, it could be difficult for us to timely identify and engage another qualified independent auditor to replace our independent registered public accounting firm. A delay in completion of the audit process could delay the timely filing of our annual reports with the SEC. A delinquency in our filings with the SEC may result in delisting of our ordinary shares from NASDAQ or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ordinary shares in the United States and could have a material and adverse effect on our results of operation and financial condition.

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

The preparation of our consolidated financial statements in accordance with U.S. generally accepted accounting principles requires us to make estimates, judgments and assumptions that may ultimately prove to be incorrect.

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

We currently operate in a number of jurisdictions including China, the U.S., Japan, the U.K., Greece, Germany, Italy and Australia, and our local operations are generally conducted in the functional currency of the home jurisdiction. The FIT and other subsidies granted are also denominated in local currencies. Thus, we deal on a regular basis in several currencies concurrently, which exposes us to significant currency exchange risks. Any increased costs or reduced revenue as a result of foreign exchange rate fluctuations could adversely affect our profit margins. The fluctuation of foreign exchange rates also affects the value of our monetary and other assets and liabilities denominated in local currencies. Generally, an appreciation of the U.S. dollar against the relevant local currencies could result in a foreign exchange loss for assets denominated in such local currencies and a foreign exchange gain for liabilities denominated in such local currencies. Conversely, a devaluation of the U.S. dollar against the relevant local currencies could result in a foreign exchange gain for assets denominated in such local currencies and a foreign exchange loss for liabilities denominated in such local currencies.

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

We may rely on dividends paid by our PRC subsidiaries to fund any cash and financing requirements we may have. Any limitation on the ability of our PRC subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business and to pay dividends to holders of our ordinary shares.

With China being one of our major markets, we may rely on dividends to be paid by our wholly owned PRC subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to the holders of our ordinary shares and service any debt we may incur. If our wholly owned PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us.

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

Foreign ownership of internet-based businesses is subject to significant restrictions under current PRC laws and regulations. The PRC government regulates the conduct of online commerce through strict business licensing requirements and other government regulations. These laws and regulations also limit foreign ownership in PRC companies that provide internet information distribution services. Companies operating internet-based businesses such as the Solarbao platform primarily targeting retail customers in China are governed by these rules and regulations in China.

Since we are a Cayman Islands company and due to PRC governmental restrictions on foreign investment in internet-based business in China, Solar Energy E-Commerce was established in late 2014 and commenced operation in early 2015. Solar Energy E-Commerce operates www.solarbao.com e-commerce and investment platform, which primarily targets retail customers residing in China. Our PRC subsidiary, Yan Hua Internet, entered into a series of contractual arrangements with Solar Energy E-Commerce and its shareholders on March 26, 2015. Legal enforceability of these contractual arrangements has not been established primarily because the registration of the equity interest pledge agreement with the relevant PRC government authority has not been completed, as one of the legal shareholder’s equity in Solar Energy E-Commerce is restricted from pledge and transfer, making us unable to legally enforce our right under the equity interest pledge agreements and potentially other agreements. As a result, Solar Energy E-Commerce was not consolidated into our financial statements as of and for the year ended December 31, 2016. We have established a new corporate structure for the e-commerce business under which Solarbao has been migrated into a domestic company, Meijv, and Yan Hua Internet has entered into a new set of contractual arrangements on March 17, 2016, including an equity interest pledge agreement, with Meijv and Shanghai Youying E-commerce Co., Ltd. (“Youying”). We have registered the equity interest pledge agreement with the relevant PRC government authority on March 17, 2016.  Mr. Min Xiahou, Mr. Tairan Guo, Youying and Yan Hua Internet have entered into a set of contractual arrangements on May 11, 2017, including an equity interest pledge agreement, similar to those entered among Yan Hua Internet, Youying and Meijv. As the 100% shareholder of Meijv, Youying has pledged its equity interests in Meijv and registered this equity pledge with the relevant PRC government authority, and the legal enforceability of the contractual agreements has been established.

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

If our contractual arrangements for the operation of the e-commerce business in China are found to be in violation of any existing or future PRC laws or regulations, the relevant governmental authorities would have broad discretion in dealing with such violation, including levying fines, shutting down or blocking the Solarbao platform, discontinuing or placing restrictions on the www.solarbao.com operations, or taking other regulatory or enforcement actions that could be harmful to our business. Any of these actions may disrupt the operations of the e-commerce business and adversely affect our business, reputation, financial condition and results of operations.

We rely on contractual arrangements with Meijv and its shareholders for the operation of the Solarbao platform, which may not be as effective as direct ownership.

Because of PRC restrictions on foreign ownership of e-commerce businesses in China, we depend on contractual arrangements with Meijv in which we have no ownership interest to conduct the e-commerce business. These contractual arrangements are intended to provide us with effective control over this entity and allow us to obtain its economic benefits. Meijv’s sole shareholder is owned directly by our current or previous core management team and directors, Mr. Min Xiahou and Mr. Tairan Guo. Mr. Min Xiahou, Mr. Tairan Guo, Youying and Yan Hua Internet have entered into a set of contractual arrangements on May 11, 2017, including an equity interest pledge agreement similar as the contractual arrangements among Yan Hua Internet, Youying and Meijv. However, these contractual arrangements may not be as effective in providing control as direct ownership. For example, Meijv and its shareholder could breach their contractual arrangements with us by, among other things, failing to operate the e-commerce business in an acceptable manner or taking other actions that are detrimental to our interests. If we were the controlling shareholder of Meijv with direct ownership, we would be able to exercise our rights as shareholders to effect changes to its board of directors, which in turn could implement changes at the management and operational level. However, under the current contractual arrangements, as a legal matter, if Meijv or its shareholder fails to perform their obligations under these contractual arrangements, we may have to incur substantial costs to enforce such arrangements, and rely on legal remedies under PRC law, including contract remedies, which may be time-consuming, unpredictable and expensive. If we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, our business and operations could be severely disrupted, which could materially and adversely affect our results of operations and damage our reputation. See “—If the PRC government finds that the structure we have adopted for the e-commerce business does not comply with PRC governmental restrictions on foreign investment in internet-based businesses, or if these laws or regulations or interpretations of existing laws or regulations change in the future, we could be subject to severe penalties, including the shutting down of the e-commerce and investment platform.”

The shareholders of Youying, which is the sole shareholder of Meijv, may have potential conflicts of interest with us, which may materially and adversely affect our business.

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

Announcement 7 may be determined by the tax authorities to be applicable to previous investments or the current merger restructure by non-resident investors in our Company, if any of such transactions were determined by the tax authorities to lack reasonable commercial purpose. Although we believe that the risk of SAT Circular 698 or Announcement 7 applying to the Redomicile Merger is low, we and our existing non¬resident investors may become at risk of being taxed under Announcement 7 and may be required to expend valuable resources to comply with Announcement 7 or to establish that we should not be taxed under Announcement 7, which may have a material adverse effect on our financial condition and results of operations or such non-resident investors’ investments in us. We have conducted and may conduct acquisitions involving changes in corporate structures, and historically our shares were transferred by certain then shareholders to our current shareholders. We cannot assure you that the PRC tax authorities will not, at their discretion, adjust any capital gains and impose tax return filing obligations on us or require us to provide assistance for the investigation of PRC tax authorities with respect thereto. Any PRC tax imposed on a transfer of our ordinary shares or any adjustment of such gains would cause us to incur additional costs and may have a negative impact on the value of your investment in us.

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

As of the date of this annual report, we had 725,067,172 ordinary shares outstanding, including 272,404,000 ordinary shares, or approximately 30.4% of our total ordinary shares outstanding, held by Mr. Xiaofeng Peng, our director, executive chairman of the board of directors and chief executive officer. The possibility that substantial amounts of our outstanding Shares may be sold by Mr. Xiaofeng Peng or the perception that such sales could occur, or “equity overhang,” could adversely affect the market price of our ordinary shares, and could impair our ability to raise additional capital through the sale of equity securities in the future.

We are subject to litigation risks, including securities class actions and shareholder derivative actions, which may be costly to defend and the outcome of which is uncertain.

From time to time, we are subject to legal claims, with and without merit, that may be costly and which may divert the attention of our management and our resources in general. In addition, our solar projects may be subject to litigation or other adverse proceedings that may adversely impact our ability to proceed with construction or grid connection or sell a given project, which would adversely affect our ability to recognize revenue with respect to such project. We are currently involved in various legal proceedings. See “Item 8. Financial Information —Consolidated Statements and Other Financial Information—Legal and Administrative Proceedings.”  The results of complex legal proceedings are difficult to predict. Lawsuits filed against us may assert types of claims that, if resolved against us, could give rise to substantial damages, and an unfavorable outcome or settlement of one or more of these lawsuits, or any future lawsuits, could have a material adverse effect on our business, financial condition, or results of operations. Even if these lawsuits are not resolved against us, the costs of defending such lawsuits may not be covered by our insurance policies. We cannot assure you that additional litigation will not be filed against us in the future.

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

The issuance of additional shares in our capital or the exercise of stock options or warrants could be substantially dilutive to your shares and may negatively affect the market price of our ordinary shares.

The price of our securities has been and may continue to be highly volatile.

The price of our ordinary shares has been and may continue to be subject to wide fluctuations in the future in response to many events or factors, including those discussed in the preceding risk factors relating to our operations, as well as:

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

•                  release or expiry of lock-up or other transfer restrictions on our outstanding ordinary shares;

•                  sales or perceived sales of additional ordinary shares; and

•                  commencement of, or our involvement in, litigation.

Any of these factors may result in large and sudden changes in the volume and price at which our ordinary shares will trade. We cannot give any assurance that these factors will not occur in the future again. In addition, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also have a material adverse effect on the market price of our ordinary shares. In the past, following periods of volatility in the market price of their stock, many companies have been the subject of securities class action litigation. If we become involved in similar securities class action litigation in the future, it could result in substantial costs and diversion of our management’s attention and resources and could harm our stock price, business, prospects, financial condition and results of operations.

If we fail to meet the applicable listing requirements, NASDAQ may delist our ordinary shares from trading on its exchange in which case the liquidity and market price of our securities could decline and our ability to raise additional capital would be adversely affected.

Our ordinary shares are currently listed for trading on the NASDAQ Global Select Market. Before the substitution listing, our ADSs were listed on the NASDAQ Global Select Market. There are a number of requirements that must be met in order for our ordinary shares to remain listed on the NASDAQ Global Select Market, and the failure to meet any of these listing standards could result in the delisting of our ordinary shares from NASDAQ. On June 30, 2017, we received a delisting determination from the Listing Qualifications Department of NASDAQ, indicating that as a result of our failure to timely file with the SEC the Form 20-F for the year ended December 31, 2016, trading of our securities will be suspended. See “Item 4. Information on the Company— History and Development of the Company.” In addition, on May 25, 2017, we received a notification letter from the Listing Qualifications Department of NASDAQ, notifying us that the minimum bid price per ADS, was below $1.00 for a period of 30 consecutive business days and that we did not meet the minimum bid price requirement set forth in the Nasdaq Listing Rules. See “Item 4. Information on the Company— A. History and Development of the Company.” We have a compliance period of 180 calendar days, or until November 21, 2017, to regain compliance with Nasdaq’s minimum bid price requirement. If at any time during such 180-day period, the closing bid price of our ordinary shares is at least $1.00 for a minimum of 10 consecutive business days, Nasdaq will provide us with a written confirmation of compliance and the matter will be closed. As of the date of this annual report, we have filed the required Form 20-F and regained compliance. Furthermore, we have determined to effect a consolidation of our ordinary shares, at a ratio of one-for ten. However, after the completion of such reverse stock split, there is no assurance the bid price of our ordinary shares to remain above $1.00 for a period of ten days before November 21, 2017. We cannot assure you that we will be able to timely file such reports or comply with all other Nasdaq Listing Rules at all times in the future, or regain compliance in a timely manner in case of a default and avoid any subsequent adverse action taken by the Listing Qualifications Department, including but not limited to delisting.

Any potential delisting of our ordinary shares from the NASDAQ would make it impossible for our shareholders to sell our ordinary shares in the public market and will result in decreased liquidity, limited availability of market quotations for our ordinary shares, limited availability of news and analyst coverage on us and decrease in our ability to issue additional securities.

Our articles of association contain anti-takeover provisions that could prevent a change in control even if such takeover is beneficial to our shareholders.

Our articles of association contain provisions that could delay, defer or prevent a change in control of us that could be beneficial to our shareholders. These provisions could also discourage proxy contests and make it more difficult for you and other shareholders to elect directors and take other corporate actions. As a result, these provisions could limit the price that investors are willing to pay for the ordinary shares. These provisions might also discourage a potential acquisition proposal or tender offer, even if the acquisition proposal or tender offer is at a price above the then current market price of our ordinary shares. These provisions provide that our board of directors has authority, without any further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with the ordinary shares. The board of directors may decide to issue such preferred shares quickly with terms calculated to delay or prevent a change in control of us or make the removal of our management more difficult. If the board of directors decides to issue such preferred shares, the price of our ordinary shares may fall and the voting and other rights of holders of our ordinary shares may be materially adversely affected.

You may not receive dividends or other distributions on our ordinary shares and you may not receive any value for them, if it is illegal or impractical to make them available to you.

Under Cayman Islands law, we may only pay dividends out of our profits or share premium account subject to our ability to pay our debts as they fall due in the ordinary course of our business. Our ability to pay dividends will therefore depend on our ability to generate sufficient profits. We cannot give any assurance that we will declare dividends of any amounts, at any rate or at all in the future. We have not paid any dividends in the past. Future dividends, if any, will be paid at the discretion of our board of directors, subject to requirements under Cayman Islands law and our memorandum and articles of association, as amended and restated from time to time, and will depend upon our future operations and earnings, capital expenditure requirements, general financial conditions, legal and contractual restrictions and other factors that our board of directors may deem relevant.

We are treated as a U.S. corporation for U.S. federal tax purposes.

Due to the circumstances of our formation and the application of Section 7874(b) of the United States Internal Revenue Code of 1986, as amended (the “Code”), we are treated as a U.S. corporation for all purposes of the Code. As a result, we are subject to U.S. federal corporate income tax on our worldwide income. In addition, if we pay dividends to a Non-U.S. Holder, as defined in the discussion “Item 10. Additional Information—E. Taxation—U.S. Federal Income Taxation,” U.S. income tax will be withheld at the rate of 30%, or, subject to certain conditions, such lower rate as may be provided in an applicable income tax treaty. Each investor should consult its own tax adviser regarding the U.S. federal income tax consequences of holding the ordinary shares in its particular circumstances.

We rely on the foreign private issuer exemption for certain corporate governance requirements under the NASDAQ Stock Market Rules, or the NASDAQ Rules, including the majority independent board requirement. This may afford less protection to holders of our ordinary shares and ADSs.

As a foreign private issuer, we are exempt from certain corporate governance requirements of NASDAQ. We are required to provide a brief description of the significant differences between our corporate governance practices and the corporate governance practices required to be followed by U.S. domestic issuers under the NASDAQ Rules. The standards applicable to us are considerably different from those applied to U.S. domestic issuers. For instance, we are not required to:

•                  have a majority of the board of directors be comprised of independent directors;

•                  have a compensation committee that is comprised solely of independent directors;

•                  having a nomination and corporate governance committee that is comprised solely of independent directors;

•                  have executive compensation be determined by independent directors or a committee of independent directors;

•                  have director nominees be selected, or recommended for selection by the board of directors, by independent directors or a committee of independent directors;

•                  hold an annual meeting of shareholders no later than one year after the end of our fiscal year-end; and

•                  have shareholder approval for private placement of Company’s common stocks at a price less than the greater of book or market value which together with sales by officers, directors or Substantial Shareholders of the Company equals 20% or more of common stock or 20% or more of the voting power outstanding before the issuance.

We are not required to, and will not voluntarily meet, these requirements. For example, our board of directors currently consists of six directors, three of whom satisfy the “independence” requirements of Rule 10A-3 under the Exchange Act and Rule 5605 of the NASDAQ Rules. The law of our home country, the Cayman Islands, does not require a majority of our board of directors be composed of independent directors. We intend to follow our home country practice with regard to the composition of the board of directors.

As a result, holders of our ordinary shares may not have the same protection afforded to shareholders of companies that are subject to all of NASDAQ’s corporate governance requirements. For a description of the material corporate governance differences between the NASDAQ Rules and Cayman Islands law, see “Item 16G. Corporate Governance.”

ITEM 4.                                                INFORMATION ON THE COMPANY

A.                                    History and Development of the Company

Our legal and commercial name is SPI Energy Co., Ltd. Our principal executive office is located at Suite 2703, 27/F, China Resources Building, 26 Harbour Road, Wan Chai, Hong Kong SAR, China. Our telephone number at this address is +852 2291 6020 and our fax number is +852 2291 6030. Our registered office is situated at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

We raised a significant amount of cash for our working capital purposes from the issuance of shares of SPI’s common stock and convertible notes in 2014, 2015 and 2016 to non-U.S. investors in private placements. In those periods, we entered into various private placement share purchase agreements and option agreements with a number of non-U.S. investors and issued approximately 356.7 million unregistered shares or options to purchase shares of SPI’s common stock in reliance on Regulation S of the Securities Act, or Regulation S, mostly at a per share purchase price benchmarked to the prevailing trading price of SPI’s shares at the respective dates of these agreements, and raised an aggregate of $401.58 million. We also raised $55.0 million of cash by issuing unregistered convertible notes to non-U.S. investors in reliance of Regulations S in 2014 and 2015. In January 2016, we raised $5 million by issuing 2.5 million ordinary shares, in reliance on Regulation S, to a non-U.S. investor who exercised an option to purchase our ordinary shares pursuant to an option agreement with our Company.  In September 2016, we entered into share purchase agreements with certain existing shareholders, including certain members of our management and other investors to issue and sell them an aggregate of 386.1 million ordinary shares for a total consideration of approximately $100 million. In January 2017, we completed approximately $881,000 of its $100 million private placement. In April 2017, we entered into a share purchase agreement with Tiger Capital Fund SPC participating in Tiger Global SP, which has agreed to purchase 80,000,000 ordinary shares, at an aggregate purchase price of US$5,760,000. In June 2017, the Tiger Fund agreed to assign its rights and obligations under the share purchase agreement to Qian Kun Prosperous Times Investment Limited. The transaction was completed in July 2017.  In October 2017, we entered into share purchase agreements with each of Qian Kun Prosperous Times Investment Limited and Alpha Assai fund SP of Sunrise SPC. The share purchase agreements provide, among other things, that Qian Kun Prosperous Times Investment Limited and Alpha Assai fund SP of Sunrise SPC will purchase 80,000,000 and 240,000,000 ordinary shares respectively, for a total consideration of $33,920,000, subject to the terms and conditions of the respective share purchase agreement, including a lock-up for 90 days from the closing date of the contemplated transactions, or such other time or on such other date that is agreed upon in writing by both parties. The consummation of these transactions are also subject to customary closing conditions.

Our Company was incorporated by SPI as a company limited by shares in the Cayman Islands on May 4, 2015. On January 4, 2016, we completed the redomiciliation of SPI to the Cayman Islands, whereby SPI merged with and into a wholly-owned subsidiary of our Company and the holders of SPI common stock that was acquired before the relevant F-4 registration statement became effective have the right to receive ADS representing ordinary shares of our Company. As a result, the former shareholders of SPI became the beneficial owners of the capital stock of our Company, and our Company, together with our subsidiaries, now own and continue to conduct SPI’s business in substantially the same manner as was conducted by SPI and its subsidiaries. Our Company is also managed by substantially the same board of directors and executive officers that managed SPI previously.

Between January 19, 2016 and September 18, 2017, our ADSs were listed on the NASDAQ Global Select Market under the symbol of “SPI”. The Bank of New York Mellon, the depositary bank for the our ADS facility, terminated our ADS facility on September 18, 2017. Following such termination, we listed our ordinary shares, par value $0.000001 each, for trading on NASDAQ Global Select Market in substitution for our ADSs. On September 19, 2017, the substitution listing became effective and our ordinary shares began trading on the NASDAQ Global Select Market under the symbol of “SPI”.

On January 10, 2017, we received notification from the Listing Qualifications Department of NASDAQ, indicating that we are not currently in compliance with Nasdaq’s Listing Rules for continued listing due to the our failure to file with the SEC an interim balance sheet and income statement as of the end of June 30, 2016. On May 15, 2017, we filed interim balance sheet and income statement and regained compliance with respect to this filing.

On May 25, 2017, we received a notification letter from the Listing Qualifications Department of NASDAQ, notifying us that the minimum bid price per ADS, was below $1.00 for a period of 30 consecutive business days and that we did not meet the minimum bid price requirement set forth in the Nasdaq Listing Rules. We have a compliance period of 180 calendar days, or until November 21, 2017, to regain compliance with Nasdaq’s minimum bid price requirement. If at any time during such 180-day period, the closing bid price of our ordinary shares is at least $1.00 for a minimum of 10 consecutive business days, Nasdaq will provide us with a written confirmation of compliance and the matter will be closed.

On June 30, 2017, we were notified by the Nasdaq Listing Qualification Staff that our ADSs were subject to delisting because our annual report on Form 20-F for the year ended December 31, 2016 was not filed on a timely basis. On July 7, 2017, we submitted a request for hearing before the Nasdaq Listing Qualifications Panel and a stay of the delisting. The hearing was held on August 10, 2017, at which our request to remain listed on The Nasdaq Stock Market was granted. Our continued listing is subject to, among other things, we providing to the panel a written update on or before September 30, 2017 detailing the status of its audit review, any outstanding items, and documentation yet to be provided to satisfy the requests of our auditor and we informing the panel on or before October 27, 2017 that we have filed with the SEC our Form 20-F for the year ended December 31, 2016. We have complied with the aforementioned requirements by the Nasdaq Listing Qualifications Panel for continued listing.

B.                                    Business Overview

We are a global provider of PV solutions for business, residential, government and utility customers and investors. We provide a full spectrum of EPC services to third party project developers, as well as develop, own and operate solar projects that sell electricity to the grid in multiple countries, including China, the U.S., the U.K., Greece, Japan and Italy. Prior to 2014, we were primarily engaged in providing EPC services to developers in the U.S. We were also engaged in the development, manufacture and marketing of a variety of PV modules, the key components of solar parks that convert sunlight into electricity, and balance-of-system components, including our in-house brand. We have discontinued our manufacturing business and liquidated our research and development function. Starting from 2014, we expanded our full spectrum EPC service business to China, where we provided comprehensive and quality services to large solar projects. In addition, we commenced our global project development business by ramping up our portfolio of global solar projects, including projects that we plan to hold in the long term and derive electricity generation revenue from our independent power producer model, or IPP model, and projects that we plan to sell in the future when we are presented with attractive opportunities under our build-and-transfer model, or BT model. We grow our project portfolio primarily through acquisitions and act as a secondary developer for the projects which are under construction or in pipeline upon acquisition. Solar projects in our current portfolio include projects at all stages of development, including projects in operation, projects under construction and projects in pipeline. See “—Our Global Project Development Business—Our Solar Project Portfolio.”

For our EPC service business, the scope of our work encompasses engineering design procurement of technical components from PV module and panel manufacturers and contracting of construction and installation, which reaches both upstream and downstream along the spectrum of the solar business value chain. Our rigorous design and supply chain management as well as construction quality control enable us to design, build and deliver world-class solar system configurations with components that can work optimally together.  In 2015 and 2016, we focused on solar projects in China, where the projects are eligible to receive various forms of government incentives and have access to funding options, and where we enjoy relatively high margins with respect to our EPC service business compared to projects in other jurisdictions. We derived approximately 25.1% and 10.0% of revenue from our EPC service business in China with an average gross profit margin of 15.7% and 7.0% for the years ended December 31, 2015 and 2016, respectively. We also provide a comprehensive set of long-term O&M services over the anticipated life of a solar project for third party developers, including performance monitoring, system reporting, preventative maintenance and full warranty support. We have incurred net losses since our inception.

For our global project development business, as of December 31, 2016, we had completed a series of acquisitions of solar projects that were in operation, consisting of (i) 26.6 MW of projects in Greece, acquired in December 2014 for a total consideration of $140.5 million of its fair value, (ii) 20.0 MW of projects in China, acquired in December 2014 for a total consideration of RMB190 million ($30.6 million), and (iii) 4.3 MW of projects in Italy, acquired in February 2015 for a total consideration of $11.8 million of its fair value.  We further completed the construction and then started to operate two projects in the U.K. in the first quarter of 2016, with a total capacity of 8.1 MW. The Greek, Chinese, UK and Italian projects were already connected to the grid. During the year ended December 31, 2016, we completed the construction of one solar projects in the U.S. and three PV solar projects in the Japan. and sold them to third parties at the consideration of $2.1 million and JPY 1,349 million ($12.4 million), respectively, which have been recognized as revenue accordingly.

As of the date of this report, we completed another solar project in the U.K. with a total capacity of 4.4 MW and sold to third party in June 2017; we are constructing an aggregate of 6.9 MW of projects in the United States and 4.4 MW of projects in Japan under our BT model. We anticipate that the Japan project will be connected to the grid by end of October 2017 and the U.S. project will be connected to the grid in 2018.

We had 71.6 MW of projects in announced pipeline as of December 31, 2016. See “—Our Global Project Development Business—Our Solar Project Portfolio.” We expect to complete the acquisition of, or commence permitting processes for, our projects in announced pipeline as soon as practicable. We believe these new additions, combined with our existing project portfolio, demonstrate our broad geographic reach and established presence across key solar markets and mitigate country-specific risks.

We launched www.solarbao.com in early 2015, which primarily targets retail customers residing in China. Starting from May 2017, we have ceased offering new investment products to investors and stopped accepting new investments on the Solarbao platform. For a detailed discussion, please see “Item 3. Key Information—D. Risk factors—The operations of our e-commerce and investment business platform have been unsuccessful.”

On January 9, 2017, we relocated our global headquarters to Hong Kong for better access to the international capital market, attract high-caliber talents and develop the international market, while synchronizing the international and domestic resources to execute globalization strategy.

Our Engineering, Procurement and Construction Service Business

Developing a PV system is a highly complex endeavor which requires technical expertise as well as process management and business skills. The engineers of a PV project must properly oversee the design and installation of the PV modules, racking and mounting systems, interconnection and balance-of-systems components, inverters, batteries and other electric and technical equipment and enable the project to generate electricity and interconnect with the local grid. As the engineer’s work is closely interrelated with the equipment installed in the project and the construction of the project itself, project developers generally contract out all three important tasks of the (engineering, procurement and construction services, which form the technical backbone of a successful PV power plant) to a single EPC contractor.

An EPC service provider generally plans, executes and manages the engineering design of a project, the procurement of required components and materials, and the construction of the project itself. Focused on the engineering and other technical aspects of the project, EPC services are distinguishable from the financial and regulatory aspects of developing a solar project generally handled by developers’ in-house teams. EPC services work is at the center of the project development value chain, reaching both upstream (the procurement of equipment from PV module manufacturers) and downstream (the contracting of construction and installation work). As a PV solution provider familiar with the entire process of a PV project development, we are able to deliver sophisticated and specialized EPC solutions to PV project developers, achieving efficiencies in both the upstream and downstream of the value chains.

When providing EPC services, our expertise in the solar project development and manufacturing fields allows us to realize cooperative synergies and also exert leverage with third-party contractors that helps drive performance and create value for our customers. Our broad expertise can inform the overall development process, affording us a more significant role in program management, project scheduling, quality management and quality control of a project. Under this model, we work closely with our customers and sub-contractors to successfully deliver completed solar projects, fostering and improving our existing relationships with established PV system developers, integrators and installers. Thus, our provision of EPC services is a critical contribution to projects in which we partner with project developers.

We typically work with customers on-site to perform feasibility studies, manage deliveries and materials, and oversee design, installation, construction system start-up, testing, and grid connection. The size of the system is the primary determinant of development timing. For an average project, the process takes three to six months, based on our past experience. We use our in-house capabilities for engineering and procurement, taking advantage of our strong relationships with diverse supplier network for the provision of modules, racking systems, balance of system components and other items at competitive prices and terms. We generally outsource and oversee construction to specialized EPC construction sub-contractors.

We earn pre-agreed EPC service fees from our customers, who generally make milestone payments to us. In 2014, 2015 and 2016, we derived revenue of $87.3 million, $48.0 million and $13.5 million, respectively, from the provision of our EPC services. Prior to 2014, our EPC work was primarily for customers in the U.S. In 2014, as a part of the commencement of our global project development business in the Chinese market, we began to undertake major EPC projects in certain parts of China. In 2014, we provided EPC services to three large Chinese projects having capacities of 21.0 MW, 30.0 MW and 30.0 MW located in Jiangxi Province, Ningxia Autonomous Region and Inner Mongolia Autonomous Region, respectively. Our three largest EPC customers in 2014 were the respective owners of these three projects, all of which were regional developers in China. In 2015, we provided EPC services to five Chinese solar projects having attributable capacities of 49.5 MW in the Inner Mongolia Autonomous Region, 30 MW in the Ningxia Autonomous Region and 6 MW in Gansu Province. In 2016, we entered into new EPC contracts in China to provide EPC services to a a 0.289MW project with Hebei Zhaoshu New Energy Technology Co., Ltd. and a 1MW project with Foshan Kezhou New Energy Development Co., Ltd.

Engineering Design

As a critical first step in the EPC process, engineering design involves the planning of the entire solar project, from feasibility studies of the land and irradiation levels to efficient arrangement of mounting, modules and connection systems. Our technical team takes responsibility over initial solar project engineering with support from third-party contractors. The engineering design process includes the site layout and the electrical design, as well as assessment of a variety of factors in order to choose appropriate technologies and equipment for the project, particularly modules and inverters. Throughout the engineering design phase, we aim to reduce the risks, control the costs and improve the performance of our EPC projects.

Procurement and Construction

In order to focus on our core downstream development and EPC service businesses, we no longer manufacture PV modules or produce other equipment such as controllers, inverters and balance of system components. Rather, we procure them from third-party manufacturers and install them in our PV systems as part of our EPC business.

We procure PV modules and other key equipment for project construction from independent suppliers and contract work to third-party EPC contractors in areas such as logistics, installation, construction and supervision. We believe this allows us to focus our resources on higher value-added tasks. We maintain an updated list of qualified and reliable global suppliers and local third-party contractors in the areas where we operate with a proven track record and with which we have established relationships.

We choose our suppliers and third-party EPC contractors through a competitive bidding process. The relevant departments of our headquarters organize and collect bids, communicate with bidders and coordinate with our regional development teams to meet local technical and legal requirements. This helps ensure that we have a strong, reliable and experienced supplier and construction team working with us on each of our EPC project.

Procurement of PV Modules and Other Equipment

We apply stringent quality assurance protocols to select components with a long useful life that are compatible with a variety of parameters of the project, including local topography and local solar irradiation.

PV modules, the primary equipment of our solar projects, typically contribute to a substantial portion of the overall system costs. We procure our PV modules from a wide array of suppliers including Trina Solar Limited, JinkoSolar Holding Co., Ltd., SOLARWORLD AG, Xiexin Integration Technology Co., Ltd., Wuxi Saijing Solar Co., LTD, Zhejiang Global Photovoltaic Technology Co., Ltd., Ningbo Shared Solar Energy Co., Ltd. and Tangshan Haitai New Energy Co., Ltd., among others.

We consider the following factors when we procure project equipment: technical specifications (such as size, type and power output), bid prices, warranty and insurance programs, spectral response, performance in low light, nominal power tolerance levels, degradation rate, technical support and reputation of suppliers. We typically require 10-year warranties for defects in materials or workmanship and 25-year warranty for module capacity under normal testing conditions (2-3% of capacity for the first year with a 0.5-0.8% linear degradation in capacity every year thereafter).

We are generally required to pay 100% of the purchase price within a period ranging from three months to six months after receipt, inspection and acceptance of the PV modules. We typically pay manufacturers deposits that represent 10% to 50% of the total purchase price.

Construction Contracting

When acting as a general contractor, we generally outsource the construction of our PV power plants to third-party construction companies and closely monitor their execution of our designs. Most of these companies are specialized EPC construction subcontractors. Our construction oversight teams conduct constructability reviews, provide construction support, contract administration and document control services, construction inspection, engineering support, instrumentation installation and monitoring, and on-site construction supervision and monitoring.

We utilize a number of metrics to manage and monitor the performance of our third-party contractors in terms of both quality and delivery time and to ensure compliance with applicable safety and other requirements. For instance, we may delegate qualified representatives to review, supervise, organize and provide comments on the third-party contractor’s design, construction plan, construction guidelines, materials and documentations. We also conduct periodic inspections to examine project implementation and quality against our project planning and quality standards and prepare periodic reports for review and approval by our relevant departments. If we identify any quality or progress issues that are attributable to the work of our third-party contractors, we will follow-up with them and monitor their rectification work.

Those third-party contractors are responsible for the quality of the project, and must maintain relevant insurance designating us as the beneficiary. They must ensure the project complies with all local safety, labor and environmental laws and regulations. We examine and keep records of the production-related safety documentation and insurance policies of our third-party contractors. All production-related tools and equipment used by our third-party contractors must be compliant with and certified by applicable regulatory standards. The contractors submit detailed quality assurance procedures and regularly updates us on the progress, quality and safety of the project. Our third-party contractors utilize a variety of measures to protect the project location, including the transmission line, built facilities and infrastructure, from damage during the construction process.

We are generally entitled to damages if our third-party contractors fail to meet the prescribed requirements and deadlines under our contracts. We usually negotiate to pay our third-party contractors the remaining 5% or 10% of the contract price after the expiration of the quality warranty period, which generally ranges from one to two years. If we pay the full contract price upon completion of a project, we require the contractor to provide a performance guarantee in respect of the warranty obligations for such project.

Commissioning and Warranties

We assess and evaluate our solar projects before completion. Upon completion of construction, we conduct commissioning tests prior to grid connection. The tests include a detailed visual inspection of all significant aspects of the plant, an open circuit voltage test and a short circuit current test, and then a direct-current test after connecting to the grid. We focus commissioning tests on the quality of the construction and major equipment. These tests are conducted in order to ensure that the plant is structurally and electrically safe, and is sufficiently robust to operate as designed for the specified project lifetime.

After grid connection, we also conduct commissioning tests on electricity generation performance. As grid connection requires approval from power companies, post-grid connection commissioning tests are also conducted by local quality supervisors or third-parties approved by the power companies. In addition to the warranties provided by the manufacturers of modules and balance-of-system components, EPC contractors also typically provide a limited warranty against defects in workmanship, engineering design, and installation services under normal use and service conditions for a period of one to two years following the energizing of a section of a solar power plant or upon substantial completion of the entire solar power plant. In resolving claims under the workmanship, design and installation warranties, the new owner has the option of remedying the defect to the warranted level through repair, refurbishment, or replacement.

Our Global Project Development Business

We develop and sell or own and operate solar projects which sell electricity to the grid in multiple countries, including China, the U.S., the U.K., Greece, Japan and Italy. In 2014, we commenced our global project development business by ramping up our portfolio of global solar projects, including projects that we plan to hold in the long term for electricity generation revenue under our IPP model, as well as projects which we plan to sell in the future when we are presented with attractive opportunities under our BT model. We grow our project portfolio primarily through acquisitions and our project acquisition strategy is based on rigorous market research and due diligence on the target project’s capacity, local energy demands, applicable tariff regime, supporting infrastructure, local government support and topography for construction in the case of projects under construction and projects in pipeline. We also consider available financing options, internal rate of return, key technical components, terms of the grid connection agreements and power purchase agreements, or PPAs, as well as guarantees on performance for projects in all development stages. We act as secondary developer for the projects under construction or in pipeline when they are acquired. We either hold these projects in the long term for electricity generation revenue or sell them when presented with attractive opportunities.

As of December 31, 2016, we had completed a series of acquisitions of solar projects that were in operation, consisting of 26.6 MW of projects in Greece, 4.3 MW of projects in Italy. The Greek and the Italian projects were already connected to the grid when the acquisitions were completed.

We had an aggregate of 4.4 MW of projects in the U.K., 6.9 MW of projects in the U.S. and 4.4 MW of projects under construction in Japan as of December 31, 2016. We expect that all of these projects will be connected to the grid by December 31, 2017 and December 31, 2018 respectively.

Most of our solar projects are subject to the FIT policies of the countries or regions where they operate. FIT refers to the national and local subsidies to solar power generation supported by the government. For the FIT terms of our projects, please refer to “—Our Solar Project Portfolio.”

Our Solar Project Portfolio

We expect our solar projects to have operational lives of 25 to 27 years. As of December 31, 2016, our solar project portfolio consisted of:

•                  Projects in Operation—“Projects in operation” refers to projects connected to the grid and selling electricity. As of December 31, 2016, we had projects in operation with an attributable capacity of 69.2 MW in the U.K., Greece, China and Italy.

•                  Projects under Construction—“Projects under construction” refers to projects at the construction stage. We generally complete construction in three to six months after obtaining all the permits required for construction, if local climate and topographical conditions permit. We had 30.79 MW of projects under construction in the China, US, U.K. and Japan as of December 31, 2016 and we expect substantially all of them to be connected to the grid by December 31, 2017.

•                  Projects in Announced Pipeline—“Projects in announced pipeline” refers to projects that we have entered into definitive agreements to develop with a third party in which we expect to own a majority of the equity interest, and projects we have entered into definitive agreements to acquire.

The following summary sets forth our solar projects in operation, solar projects under construction and solar projects in announced pipeline as of December 31, 2016. For more recent development of our solar projects portfolio and potential sale of our solar projects, please see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Resources and Material Known Facts on Liquidity.”

Solar Projects in Operation*

Country	Project name	Gross capacity (MW)	Our equity holding	Attributable capacity (MW)	Ground/ Rooftop	Connection date	FIT terms
Greece	Sinsin Renewable Investment Limited	26.6	100%	26.6	Ground	February to October 2013	EUR0.14-0.38/kWh[1]
China	Gonghe County Xinte Photovoltaic Co., Ltd.	20.0	100%	20.0	Ground	December 2013	RMB1.00/kWh[2]
China	Hefei 200 Residents Project	1.02	100%	1.02	Rooftop	August 2015	RMB1.06/kWh[3]
China	Feixi County Hospital Project	0.146	100%	0.146	Rooftop	December 2015	RMB1.57/kWh[4]
China	Shanghai Siyuan Project	0.224	100%	0.224	Rooftop	January 2016	RMB1.58/kWh[5]
China	Suzhou Tong Yuan Fang Project	0.199	100%	0.199	Rooftop	March 2016	RMB1.2416/kWh[6]
China	Shanghai Gene Technology Project	0.101	100%	0.101	Rooftop	April 2016	RMB1.27/kWh[7]
China	Suzhou Mudu Studio City Project	0.2244	100%	0.2244	Rooftop	April 2016	RMB1.166/kWh[8]
China	Suzhou Hen Sheng Project	0.160	100%	0.160	Rooftop	April 2016	RMB1.166/kWh[9]
China	Nantong Anda Project	4.791	100%	4.791	Rooftop	May 2016	RMB 1/kWh[10]
China	Fuzhou Meicheng Project	1.705	100%	1.705	Rooftop	May 2016	RMB 1/kWh[11]
China	Suzhou Meiliang Project	2.036	100%	2.036	Rooftop	May 2016	RMB1.6269/kWh[12]
Italy	SPI Renewables Energy (Luxembourg) Private Limited Company S.a.r.l. (formerly known as CECEP Solar Energy (Luxembourg) Private Limited Company (S.a.r.l.)); Italsolar S.r.l.	4.3	100%	4.3	Ground and Rooftop	December 2009	EUR0.22-0.35/kWh
UK	Cairnhill Solarfield Limited	3.0906	100%	3.0906	Ground	February 2016	1.3 ROCs
UK	Emotion energy Solar One Limited	4.971	100%	4.971	Ground	March 2016	1.3 ROCs
Total		69.57		69.57

1.                  The PPA agreements did not fix the FIT. The FIT will be charged based on the relevant law in force in Greece. The current law in force is law 4254/2014. According the monthly FIT statements by the electricity supply bureau in Greece, the FIT range of the PV plants was EUR0.14~0.38/kWh in 2014.

2.                  It is the government policy of Qinghai Province in China that the PV plants grid-connected at the end of 2013 are entitled to a total electricity price of RMB 1.0/kWh once approved by Development and Reform Committee of Qinghai Province, among which RMB 0.35/kWh is to be paid by State Grid Company directly as set out in the PPA agreement. The remaining part (RMB 0.65/kWh) will be paid as an additional tariff by central government through State Grid Company.

3.                  RMB1.02/kWh is a total electricity price entitled to the project, among which RMB0.6/kWh is the price for electricity sold to 200 residents on whose property the PV project is located, RMB0.42/kWh is the national subsidy, and RMB4/kWh will be paid as an additional construction subsidy by the government of Hefei City.

4.                  RMB1.57/kWh is a total electricity price entitled to the project, among which RMB0.9/kWh is the price for electricity sold to the hospital on whose property the PV project is located, RMB0.42/kWh is the national subsidy, and RMB0.25/kWh will be paid as an additional tariff by the government of Hefei City.

5.                  RMB1.58/kWh is a total electricity price entitled to the project, among which RMB0.91/kWh is the price for electricity sold to the company on whose property the PV project is located, RMB0.42/kWh is the national subsidy, and RMB0.25/kWh will be paid as an additional tariff by the government of Shanghai City.

6.                  RMB1.2416/kWh is a total electricity price entitled to the project, among which RMB 0.8216/kWh is the price for electricity sold to the company on whose property the PV project is located, and RMB0.42/kWh is the national subsidy.

7.                  RMB1.27/kWh is a total electricity price entitled to the project, among which RMB0.6/kWh is the price for electricity sold to the company on whose property the PV project is located, RMB0.42/kWh is the national subsidy, and RMB 0.25/kWh will be paid as an additional tariff by the government of Shanghai City.

8.                  RMB1.166/kWh is a total electricity price entitled to the project, among which RMB0.746/kWh is the price for electricity sold to the company on whose property the PV project is located, and RMB0.42/kWh is the national subsidy.

9.                  The entitled electricity price is same as Suzhou Solar Juice New Energy Co., Ltd. (Mudu Studio City Project).

10.              This project is entitled to a total electricity price of RMB1.0/kWh, among which RMB0.378/kWh is to be paid by State Grid Company and the remaining part (RMB0.622/kWh) will be paid as an additional tariff by central government through State Grid Company.

11.              This project is entitled to a total electricity price of RMB1.0/kWh, among which RMB0.3993/kWh is to be paid by State Grid Company and the remaining part (RMB0.6007/kWh) will be paid as an additional tariff by central government through State Grid Company.

12.              RMB1.6269/kWh is a total electricity price entitled to the project, among which RMB0.8289/kWh is the price for electricity sold to the company on whose property the PV project is located, RMB0.3780/kWh is the price for residual electricity connected to the grid, and RMB0.42/kWh is the national subsidy.

Solar Projects Under Construction*

Country	Our equity holding	Number of solar projects	Attributable capacity (MW)	Ground/Rooftop	Scheduled Connection date	FIT terms
U.K.	100%	1	4.4	Ground	2017	1.2 ROCs
Japan	100%	2	4.4	Ground	2017	JPY 36 per kWh
US	100%	9	6.9	Ground	2018	<500kW: $0.238/kWh >500kW: $0.236/kWh [1]
China	100%	3	14.89	Rooftop and Ground	2017	0.98RMB/kWh
Total		15	30.79

1                   Intended by us to be BT projects as of December 31, 2016, and may be held as our IPP projects upon completion of construction if we determine that the return of owning the projects and selling electricity is more attractive.

As of December 31, 2016, the total capital expenditure incurred for our solar projects under construction amounted to approximately $18.5 million and we expect to incur additional $30 million to complete these projects. As the total capital expenditure may be affected by various factors including, among others, increases in cost of key equipment and materials, failure to obtain sufficient financing, unexpected engineering or environmental issues as well as changes in regulatory requirements, the actual total capital expenditure may deviate significantly from such estimates. We expect to finance construction of these projects using cash from our operations and private placements, bank borrowings, financial leases as well as other third-party financing options.

Solar Projects in Announced Pipeline*

•                  As of December 31, 2016, we were in the process of obtaining relevant regulatory approvals for the following self-developed solar products: 2.6 MW projects in Guangdong, 5 MW projects in Hubei, 12.26 MW projects in Jiangsu; 0.8 MW projects in Zhejiang; 6.5 MW project in Shandong; 30 MW project in Henan, China; 13.3 MW project in the U.S.; and 1.1 MW project in Japan.

*                 Our project portfolio excludes projects for which we provide EPC services but in which we do not own any equity interest or do not expect to acquire and excludes projects we have disposed of.

Featured Markets

•                  China. We entered the Chinese market in 2014. As of December 31, 2016, we owned 11 solar projects in operation with a total capacity of 30.2 MW, located in Qinghai Province, Anhui Province, Shanghai Province, Jiangsu Province, and Jiangxi Province, China. We also had 57.2 MW of projects in announced pipeline as of December 31, 2016. In China, most of the projects in our portfolio are eligible to receive FIT.

•                  U.S. We have been present in the U.S. market since the commencement of our business. As of December 31, 2016, we had 6.9 MW of projects under construction and 13.3 MW of projects in announced pipeline.

•                  U.K. We entered the U.K. market in 2014. As of December 31, 2016, we owned 2 solar projects in operation with a total capacity of 8.1MW and we have 4.4MW of projects under construction. In the U.K., all of the projects in our portfolio are eligible for FIT.

•                  Greece. We entered the Greek market in 2014. As of December 31, 2016, we owned eight solar projects in operation with a total capacity of 26.6 MW. In Greece, all of the projects in our portfolio are eligible for FIT.

•                  Japan. We entered the Japanese market in 2014. We had 4.4 MW of solar projects under construction and 1.1 MW of solar projects in announced pipeline as of December 31, 2016. In Japan, all of our projects are eligible to receive FIT.

•                  Italy. We entered the Italian market in 2015. We had 4.3 MW of solar projects in operation as of December 31, 2016. In Italy, all of our projects are eligible to receive FIT.

The following table sets forth a breakdown of our net sales by geographic location of customers for the periods indicated:

	For the year ended December 31, 2016
	2014		2015		2016
	($ in thousands except percentage)
China	76,426	83.4%	56,745	29.8%	25,597	18.3%
United Kingdom	—	—	50,345	26.4%	694	0.0%
Australia	—	—	35,418	18.6%	81,241	57.9%
United States	14,690	16.0%	29,925	15.7%	6,622	4.7%
Greece	526	0.6%	8,720	4.6%	8,737	6.2%
Japan	—	—	6,626	3.5%	12,893	9.2%
Italy	—	—	1,395	0.7%	1,740	1.2%
Germany	—		1,336	0.7%	2,675	2.5%
Total	91,642	100.0%	190,510	100.0%	140,199	100.0%

Acquisition of Solar Projects

We made significant acquisitions of solar projects in 2014 and 2015. See “Item 5. Operating and Financial Review and Prospects—Operating Results—Recent Acquisition Activities” on the projects we have acquired or expect to acquire. We may keep acquiring completed solar projects or other assets from independent third-parties which we believe will synergize with our existing operations and expansion strategies Those acquisitions would be preapproved by our board.

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

Market Due Diligence

We aim to select solar projects located at sites with long solar irradiation hours, high energy demand, good supporting infrastructure, favorable tariff regimes, local government support and appropriate topography for construction. We systematically analyze land cost, solar irradiation, grid connection capacity, land and property status, government support, availability of project financing and any other project information that would impact the overall economic return of the project. We target projects that we believe to have appropriate balance of financial returns, costs and risks.

Permit Development Process

The permit development process is the process of obtaining all required permits, certifications and approvals from relevant government authorities for solar project development. As of December 31, 2016, most of our solar projects in operation had been undertaken by us as a secondary developer.

We acquire solar projects under development by third parties which have secured land use rights, development permits, or even begun construction. We typically learn about potential projects suitable for secondary development from our business partners, national or local governments, industry publications, overseas engineering exhibitions or overseas business liaison organizations. Our criteria for sourcing solar projects include land cost, solar irradiation, availability of FIT benefits or other government incentives, grid connection capacity, local financing opportunities and other project information. The selection process involves detailed due diligence into those third parties’ relevant company documentation, financial projections and the legal status of permits already secured by the project.

After an acquisition, we continue to develop the project through grid connection as our own. We pursue secondary permit development in markets with relatively liquid markets for energy permits transfer, thus allowing a smooth transfer of pre-operational solar assets from third-party developers to us. Under certain circumstances, we negotiate site acquisition, preliminary permits, grid connection agreements and PPAs for projects under our secondary development model depending on the development stage when we acquire them.

Permit Development Steps

The following sets forth each step of our permit development:

•                  Evaluating project sites and location—The critical factors for evaluating the site of a solar project include its solar irradiation, its proximity to a grid connection point, zoning regulations and its general geographic and topographic features. If a project site is suitable for development or acquisition, our regional development team submits a site assessment report on the land and other related information to our management for evaluation and approval.

•                  Due diligence—Our in-house technical and EPC team, along with third-party experts we contract as needed, examine project items such as engineering and design specifications, technical risks and solar irradiation and environmental analyses. We pay special attentions to potential delays and cost overruns, grid capacity and additional costs which may not be captured in the technical design. We also ensure that a project has clean legal titles to the permits and other permissions it has secured. In all cases, we ensure that local regulations allow us to properly carry out our business intentions for a project, whether by allowing us to hold the project under our IPP model or transfer it under our BT model.

•                  Market considerations—We target projects which have appropriate balance of financial returns, costs and risks. Important factors include, the costs of maintenance, local taxes and fees, and the availability of applicable FIT, local credit or other refinancing options. Our financial teams conduct financial forecasts based on information about the financial prospects of the solar project and the local energy market to make a profitability estimate and adjust our capital plan accordingly.

•                  Permitting—Permit and licensing requirements vary depending on the jurisdiction of the solar project, but the key permits, licenses and agreements typically required for solar projects include land acquisition or lease contracts, environmental impact assessments, building or rezoning permits, planning consents, grid connection contracts and PPAs. We work closely with relevant government and private stakeholders to secure all necessary permits to develop a project, including local or regional planning authorities, electric utilities, local communities, environmental agencies, as well as health and safety agencies.

Project Financing

A solar project sponsor typically sets up a project company as a special purpose vehicle to own a particular solar project and arrange for project financing. We typically enter into contracts and other agreements under the name of the project company, which facilitates project financing by isolating the project and its assets, and any potential securitization requirements, from our broader global business.

The construction cost of a project is mainly funded by our working capital, and to a lesser extent, funded through Solarbao and bank borrowings in the year ended December 31, 2016. We seek to negotiate favorable credit terms with our equipment suppliers and EPC contractors when possible, such that payment is not due until several months after construction and grid connection are complete. While the exact mix of external and internal financing varies from project to project, we estimate that as of December 31, 2016, approximately 50% to 60% of the total costs of our solar projects under construction were funded by our working capital, with the remainder funded through the Solarbao platform and via bank borrowings. Our working capital dedicated towards a particular project would be generally available to us for other purposes if needed, and would not be considered restricted cash isolated at that project. We also have given guarantees to the lenders on certain project financings. However, none of our cash and cash equivalents have been collateralized to guarantee such project financings.

We generally seek to arrange debt financing for our solar projects from local banks and financial leasing companies in countries that are more open and receptive to renewable energy investments, such as China, where we primarily work with reputable banking institutions such as Bank of Suzhou Co., Ltd. For example, we currently has a credit line of RMB 17.8 million with Bank of Suzhou Co., Ltd. In March 28, 2016, we entered into a 10-year leasing agreement with China Kangfu International Leasing Co., Ltd. and obtained financing of RMB140 million ($21.6 million) from it.

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

Operation and Maintenance Business

We operate and maintain solar projects connected to the grid, especially those we have provided EPC services to. We regularly maintain solar projects for our customers to ensure that these projects operate in good condition and comply with the recommendations issued by the grid company in order to remain connected. We utilize specialized software to monitor the performance and security of the solar projects on a real-time basis.

By operating the projects effectively and efficiently, we reduce down time and increase electricity output. A project’s major lifecycle costs mainly consist of maintenance fee and depreciation of modules, inverters and transformers. We monitor electricity production and any incidents or abnormalities which may impede normal operation. We adjust production levels based on the available capacity of the grid.

E-Commerce and Investment Business

The Solarbao platform was launched in early 2015. Starting from April 18, 2017, we have ceased offering new investment products to investors and stopped accepting new investments. Legal proceedings, including but not limited to civil and criminal, may be brought against us if we fail to timely pay the investors in full or if we violate any laws or regulations, which may materially and adversely affect our business, brand, reputation, prospects, financial condition and results of operations. For a detailed discussion, please see “Item 3. Key Information—D. Risk factors—The operations of our e-commerce and investment business platform have been unsuccessful.” The Solarbao platform offers a variety of functions, including primarily:

•                  an e-commerce services function, where new energy project holders may obtain financing by transferring ownership of relevant equipment to online investors;

•                  an entrusted leasing function, where at the time the online investors obtain the relevant equipment from the new energy project holders, the online investors can lease the equipment back to the new energy project holders through the Solarbao platform and its partner financial leasing companies. New energy project holders would pay rental income to the online investors with earnings from operating the new energy project;

•                  a leased asset trading function, where we introduce investment institutions to act as market makers, including purchasing the leased asset that online investors obtained from new energy project holders. We also provide product packaging and resale services to the market makers; and

•                  an Internet financing channel (www.solarbao.com), through which we and third parties (including developers of new energy project such as PV projects) obtain project funding through purchasing equipment (such as modules and inverters) from manufacturers, and subsequently onselling to and leasing back from investors the equipment with a specified rate of return.

Under various functions of our e-commerce and investment platform, we expect that our revenue streams will include i) the difference between the returns on our PV projects and the returns that the investors are entitled to, ii) the profit of purchasing PV modules from manufacturers and selling them to PV project developers, pre-agreed platform utilization commissions from investors when they transfer their ownerships in PV modules, iii) rental income that financial institutions receive when acting as market makers for third-party projects, and iv) pre-agreed commissions from third-party project developers when they utilize the platform as a financing channel, among others.

For each transaction on the Solarbao platform, the investor’s ownership is evidenced by an electronic contract (the “Sales Contract”) among (a) the Company’s financial leasing subsidiary, Jiangsu Solarbao Leasing Co. Ltd., (b) the project holder (which is either a third-party project developer or one of our project companies), and (c) the investor. The Sales Contract provides, among others, (i) the purchase of equipment (such as modules and inverters) by the investor, and (ii) immediately after the purchase of the equipment, the leasing of the equipment by the investor back to the project holder. After the lock-up period expires, an investor has the following options to transfer his or her ownership of the equipment: (a) during the term of the Sales Contract, the investor may transfer the ownership of the equipment to (i) other online investors, or (ii) investment institutions who act as market makers through Solarbao; or (b) upon expiration of the Sales Contract, the project holder is legally obligated to purchase the equipment from the investor by paying the residual value of the principal and unpaid interest under the leaseback arrangement, if any. Pursuant to the Sales Contracts, the project holders are obligated to purchase the equipment from the investors at the expiration of the leasing period. The investors are entitled to terminate the Sales Contracts if the Company’s financial leasing subsidiary or the project holders default on their obligations therein and fail to rectify such default within a prescribed time period and demand reimbursement from the defaulting parties. Upon termination of the Sales Contracts due to such default, the investors have the following options with respect to their ownership of the equipment: (i) taking possession of the equipment, (ii) leasing the equipment to other project holders through Solarbao, (iii) transferring the equipment to other investors, or (iv) selling the equipment to certain investment institution of the Company who acts as a market maker through Solarbao, if the Sales Contracts so stipulate.

Foreign ownership of internet-based businesses is subject to significant restrictions under current PRC laws and regulations. The PRC government regulates the conduct of online commerce through strict business licensing requirements and other government regulations. These laws and regulations also limit foreign ownership in PRC companies that provide internet information distribution services. Companies operating Internet-based businesses such as the www.solarbao.com e-commerce and investment platform primarily targeting retail customers in China and www.solartao.com are governed by these rules and regulations in China.

According to the Administrative Rules for Foreign Investments in Telecommunications Enterprises (the “FITE Regulations”) issued by the State Council of the PRC on December 11, 2001 and amended on February 6, 2016, foreign investors’ ultimate equity ownership in an entity in the PRC providing value-added telecommunications services shall not exceed 50% and a foreign investor wishing to acquire any equity interest in a value-added telecommunications business in the PRC must demonstrate (i) a good track record, and (ii) experience in providing value-added telecommunications services. In accordance with the Catalog of Industries for Guiding Foreign Investment (2011 Revision) (the “Old Catalog”), our e-commerce business, which is defined as a type of value-added telecommunication services, is classified into “Catalog of industries in which foreign investment is restricted.” On March 10, 2015, the Ministry of Commerce of the PRC, or MOFCOM, and National Development and Reform Commission of the PRC published the Catalog of Industries for Guiding Foreign Investment (2015 Revision) (the “2015 Catalog”) which took effect on April 10, 2015 and replaced by the Catalog of Industries for Guiding Foreign Investment (2017 Revision) (the “2017 Catalog”) released on June 28, 2017. In the 2015 Catalog and 2017 Catalog, e-commerce, as opposed to other value-added telecommunication services, is exempted from the restricted category. However, this new change has not been reflected in the FITE Regulations by any amendment, thus we should still rely on the contractual arrangement among our PRC subsidiary, Meijv and its shareholders for the operation of the e-commerce business in order to comply with the FITE Regulations.

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

Since we are a Cayman Islands company and due to PRC governmental restrictions on foreign investment in internet-based business in China, Solar Energy E-Commerce was established in late 2014 and commenced operation in early 2015. Solar Energy E-Commerce operated www.solarbao.com e-commerce and investment platform which primarily targets retail customers residing in China. Our PRC subsidiary, Yan Hua Internet, entered into a series of contractual arrangements with Solar Energy E-Commerce and its shareholders on March 26, 2015. Legal enforceability of these contractual arrangements has not been established, primarily because the registration of the equity interest pledge agreement with the relevant PRC government authority has not been completed as one of the legal shareholder’s equity in Solar Energy E-Commerce is restricted from pledge and transfer, making us unable to legally enforce our right under the equity interest pledge agreements and potentially other agreements. As a result, Solar Energy E-Commerce was not consolidated into our financial statements as of and for the year ended December 31, 2015. We have established a new corporate structure for the e-commerce business under which Solarbao has been migrated into a domestic company, Meijv, since April 2016 and Yan Hua Internet has entered into a new set of contractual arrangements on March 17, 2016, including an equity interest pledge agreement, with Meijv and Youying. We have registered the equity interest pledge agreement with the relevant PRC government authority on March 17, 2016. Mr. Min Xiahou, Mr. Tairan Guo, Youying and Yan Hua Internet have entered into a set of contractual arrangements on May 11, 2017, including an equity interest pledge agreement, similar to those entered among Yan Hua Internet, Youying and Meijv. As the 100% shareholder of Meijv, Youying has pledged its equity interests in Meijv and register this equity pledge with the relevant PRC government authority, and the legal enforceability of the contractual agreements is established. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Contractual Arrangements with Solar Energy E-Commerce and Its Shareholders” and “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Contractual Arrangements with Meijv and Its Shareholders.”

We believe that the current corporate structure of Solarbao and the anticipated restructuring are in compliance with existing PRC laws, rules and regulations.

Our Australia Distribution Business

Solar Juice Pty Limited or Solar Juice, our subsidiary with a focus on PV products and storage systems in Australia and Southeast Asia, has grown substantially in 2016.

For more information on our acquisition of Solar Juice, see “Item 5. Operating and Financial Review and Prospects—Operating Results—Recent Acquisition Activities.”

Our Partnership with Energy Storage Solution Provider

See “Item 5. Operating and Financial Review and Prospects—Operating Results—Recent Acquisition Activities—Other Solar Businesses— EnSync Acquisition.”

Our Partnership with Electric Vehicle Rental Service Provider

See “Item 5. Operating and Financial Review and Prospects—Operating Results—Recent Acquisition Activities—Other Solar Businesses— Acquisition of Dingding Yiwei.”

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

We promote our reputation by participating in industry conferences worldwide and aggressively sourcing development opportunities in markets with strong growth potential. Members of our senior and local management team routinely meet with industry players and interested investors. Our business development teams around the world have significant experience building business in local markets and actively pursue growth opportunities around the world. We intend to continue to increase our marketing efforts going forward.

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

As we shift our business towards global project development and the expansion of our EPC business in China, we have continued to embrace unique marketing strategies. In 2015, we announced a partnership with the Sacramento Kings basketball team under which we will install a rooftop solar system on the Kings’ Entertainment and Sports Center in downtown Sacramento. The project was completed in October 2016. The Kings will also add brand support to the Solarbao e-commerce and investment platform, where we have also engaged with the famous Chinese pianist Lang Lang to act as spokesman for this new and exciting brand. Our contract period with Lang Lang is from January 30, 2015 to January 30, 2018. Pursuant to the contract, Lang Lang was hired as spokesman of Solarbao to promote Solarbao e-commerce and investment platform. Lang Lang should provide the following services: to film at least one print advertisement and one video advertisement and attend at least one company PR promotion activity every year; during the contract period, attend at least one noncommercial event. We have the right to publish three video advertisements and three print advertisements featuring Lang Lang. We may use Lang Lang’s image in commercial advertisements during the contract period, including photos, signature, voice and etc. The total contract amount is $2.9 million with the following payment terms: 25% ($0.7 million) paid in cash in January 2015, another 25% ($0.7 million) paid in our ordinary shares in June 2015, and the remaining 50% to be settled in cash ($0.7 million of which can be settled in ordinary shares of the Company at Lang Lang’s demand) in late 2016. For all share settlements, the number of shares is determined based on the average market price of 90 days before the issuance/payment date. However, we are not in active cooperation with the Sacramento Kings on this initiative, as we intended to terminate our partnership. In addition, we terminated the contract with Lang Lang.

With respect to the advertising costs and expenses under the sponsorship, we expense the costs of producing advertisements as incurred. Regarding the sponsorships of events, the sponsorship amounts are amortized over the period during which the performance under the sponsorship is received. In addition, we have undertaken “red packet” promotions, where we offered rebates on orders placed on Solarbao during Chinese New Year holiday in 2015 and other retail marketing programs in China to build brand awareness among the investors and individuals that we are targeting with the Solarbao platform and EPC services.

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

Regulations

We operate in multiple jurisdictions, including China, the U.S., Japan, the U.K, Greece, Germany, Italy and Australia. We are therefore subject to complex laws, regulations and policies promulgated by the governments and government-run utilities of these jurisdictions, including FIT regulations, clean energy incentive rules and programs, laws and regulations that apply to all power producers, regulations that specifically apply to solar power project operators, EPC service providers as well as solar kit distributors, tax regulations and intellectual property laws, among others. We are also subject to a number of PRC laws governing foreign investment in various sectors in China. Pursuant to the Revised Catalog which took effect on July 28, 2017, our business as a provider of EPC services to solar projects as well as developing, owning and operating solar projects is classified into “catalog of industries in which foreign investment is encouraged,” such as construction and operation of new energy power stations (including, among others, solar energy, geothermal energy, tidal energy, wave energy, garbage energy, biogas energy and wind energy). In the Revised Catalog, e-commerce, as opposed to other value-added telecommunication services, is exempted from the restricted category. However, this new change has not been reflected in the FITE Regulations by any amendment, thus we should still rely on the contractual arrangement among our PRC subsidiary, Meijv and its shareholders for the operation of the e-commerce business in order to comply with the FITE Regulations.

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

The PRC Energy Conservation Law, which was amended on October 28, 2007 and came into effect on July 2, 2016, encourages the utilization and installation of solar power facilities on buildings for energy-efficiency purposes. The law also encourages and supports the development of solar energy system in rural areas.

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

On December 16, 2011, the MOF and Ministry of Housing and Urban-Rural Development jointly released a notice regarding the application of PV technology in building structures, pursuant to which the PRC government offers subsidies ranging from RMB7.5 to RMB9.0 per watt for BIPV projects. The construction of such BIPV projects must be completed in 2012.

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

On January 17, 2014, China’s National Energy Administration (the NEA) issued the Notice on Targets for the Increase in PV Power Generation Capacity for 2014, and announced that the total target for the increase in PV power generation capacity for 2014 will be 14 GW, of which 8 GW will be reserved for distributed power generation and 6 GW will be reserved for power generation by solar power projects.

On March 16, 2015, the NEA promulgated the Circular on Implementation Plans of PV Generation Construction for 2015, which revised China’s 2015 solar electricity installation target upwards by 20% to 17.8 GW of capacity for ground-mounted projects and indicated that rooftop DG projects would no longer be subject to a quota.

In March 2016, the National People’s Congress approved the Outline of the Thirteenth Five-Year Plan for National Economic and Social Development of the PRC, which includes a national commitment to promote the development of renewable energy and enhancing the competitiveness of the renewable energy industry. Accordingly, in June 2016, the Ministry of Industry and Information Technology promulgated the Industrial Green Development Plan (2016-2020) to support the development of the PRC solar power industry.

On June 3, 2016, the NEA promulgated the Circular on Implementation Plans of PV Generation Construction for 2016, and announced that the total target for the increase in PV power generation capacity for 2016 will be 18.1 GW, of which 12.6 GW will be reserved for ordinary PV power plant projects and 5.5 GW will be reserved for PV leading technology bases.

On November 29, 2016, the State Council released the 13th Five-Year Development Plan for National Strategic New Industries. According to this document, by 2020, the total installed capacity of PV generation will achieve 105 GW. This document also set forth the major policies to be promulgated for promoting the development of solar power industry.

On December 8, 2016, the NEA officially released the 13th Five-Year Plan on Solar Power Development.  In the document, the NEA stated that by 2020, the total installed capacity of distributed PV generation will achieve 105 GW in China.

On December 26, 2016, the NDRC and NEA jointly issued the 13th Five-Year Plan for Energy Development, which demonstrated a commitment to solar energy. It proposed that by the end of 2020, there should be 110 GW of installed solar power capacity. In addition, the Plan also encouraged and promoted the development of distributed PV power generation.

On February 10, 2017, the NEA promulgated the Circular on Printing and Distributing the Guidance on Energy Work in 2017, which promotes the photovoltaic, thermal power project construction.  According to this circular, the government plans to start the new construction scale of 20 million kilowatts and the new installed capacity of 18 million kilowatts in 2017.

Laws and Regulations Concerning the Electric Power Industry

The regulatory framework of the PRC power industry consists primarily of the Electric Power Law of the PRC, which became effective on April 1, 1996 (subsequently revised effective in 2009 and 2015) and the Electric Power Regulatory Ordinance, which became effective on May 1, 2005. One of the stated purposes of the Electric Power Law is to protect the legitimate interests of investors, operators and users and to ensure the safety of power operations. According to the Electric Power Law, the PRC government encourages PRC and foreign investment in the power industry. The Electric Power Regulatory Ordinance sets forth regulatory requirements for many aspects of the power industry, including, among others, the issuance of electric power business permits, the regulatory inspections of power generators and grid companies and the legal liabilities for violations of the regulatory requirements.

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

Pursuant to the Provisions on the Administration of the Electric Power Business Permit, which were issued by the SERC and became effective on December 1, 2005 (subsequently amended on May 30, 2015), unless otherwise provided by the SERC, no company or individual in the PRC may engage in any aspect of electric power business (including power generation, transmission, dispatch and sales) without first obtaining an electric power business permit from the SERC. These provisions also require that if an applicant seeks an electric power business permit to engage in power generation, it must also obtain in advance all relevant government approvals for the project including construction, generation capacity and environmental compliance.

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

Obtaining the Construction Engineering Qualifications and Permit

Pursuant to the Construction Law which was promulgated by the Ministry of Construction on November 1, 1997 and amended on April 22, 2011, the Regulation on Administration on Qualifications to Survey and Design Construction Engineering which became effective on September 1, 2007, as amended on May 4, 2015, the Ordinance on Administration on Survey and Design of Construction Engineering which became effective on September 25, 2000, as amended on June 12, 2015, an enterprise engaged in the design and engineering work for an electric power project must obtain a qualification certificate and must conduct its work within the strict design scope set forth in its certificate. An enterprise conducting design or engineering work without first obtaining the qualification certificate or an enterprise that has obtained the qualification certificate but exceeds the permitted design scope may be subject to action by the relevant authorities, including monetary penalties, rescission of its certification or confiscation of all illicit gains.

Pursuant to the Provisions on the Administration of Permits of Installation, Repair, and Test of Electric Power Facilities, which were promulgated by the SERC and became effective on March 1, 2005, as amended on December 18, 2009 and May 30, 2015, any entity or individual engaged in installing, repairing or testing of electric power facilities in the PRC must obtain a permit unless otherwise exempted by the SERC. There are three categories of permits and each category is further subdivided into five levels. Each category represents a specific range of activity i.e., installation, repair and testing. Each level denotes the maximum voltage level of an electric facility that a permit holder may work with. To apply for a permit, an applicant must submit the application to the local branch of SERC. A permit holder may also apply to change either the permitted matter, which is the category or level of the permit, or the registered matter, which is the name, legal address, legal representative and other pertinent matters. A permit is valid for six years and can be renewed.

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

Internet Finance and Illegal Public Fund-raising

While China’s traditional financial system operates under a sophisticated regulatory regime, the regulatory framework for internet finance has only developed since 2010. The Guiding Opinions on Promoting the Healthy Development of Internet Finance 2015, or the 2015 Internet Finance Guidelines, is the first formal and comprehensive guideline to regulate the emerging internet finance industry in China. The guideline explains how China’s financial and internet regulations would apply to the country’s growing internet finance industry.  The 2015 Internet Finance Guidelines defines internet finance as a new financial business model whereby traditional financial institutions and internet enterprises use internet technology together with information and communications technologies to provide financing, payment, investment and information intermediary services, including: third party payment service, online lending, that is, individual online peer-to-peer (P2P) lending, equity crowdfunding, online fund sales, online insurance, online trust and online consumer finance. The business carried out by the Solarbao platform is new, not within the scope of the aforementioned 7 kinds of internet financial products. However, we still need to follow the general principles and rules set forth in the 2015 Internet Finance Guidelines, such as strengthening the information and risk disclosure, protecting the rights and interests of users, increasing the internet and information security level of the platform and performing the anti-money laundering obligations, which are applied to all internet finance areas.

In 2016, the State Council released the Plan to Implement Special Rectification Work on Internet Finance Risks 2016, or the 2016 Internet Finance Rectification Plan. This plan seeks to standardize the regulation and supervision of internet finance by balancing the often competing goals of protecting consumers and encouraging financial innovation and intends to launch a nationwide campaign to deal with non-compliance in this area. However, this plan only addresses certain high-level principles.

As the 2015 Internet Finance Guidelines and the 2016 Internet Finance Rectification Plan are high-level principles only, details of the regulatory regime are provided in a complicated patchwork of implementing legislation published subsequently by various regulatory agencies within their respective jurisdictions.

Raising funds by entities or individuals from the general public must be conducted in strict compliance with applicable PRC laws and regulations to avoid administrative and criminal liabilities. The Measures for the Banning of Illegal Financial Institutions and Illegal Financial Business Operations promulgated by the State Council in July 1998, and the Notice on Relevant Issues Concerning the Penalty on Illegal Fund-Raising issued by the General Office of the State Council in July 2007 explicitly prohibit illegal public fund-raising. The main features of illegal public fund-raising include: (i) illegally soliciting and raising funds from the general public by means of issuing stocks, bonds, lotteries or other securities without obtaining the approval of relevant authorities, (ii) promising a return of interest or profits or investment returns in cash, properties or other forms within a specified period of time, and (iii) using a legitimate form to disguise the unlawful purpose.

To further clarify the criminal charges and punishments relating to illegal public fund-raising, the Supreme People’s Court promulgated the Judicial Interpretations to Issues Concerning Applications of Laws for Trial of Criminal Cases on Illegal Fund-Raising, or the Illegal Fund-Raising Judicial Interpretations, which came into force in January 2011. The Illegal Fund-Raising Judicial Interpretations provide that a public fund-raising will constitute a criminal offense related to “illegally soliciting deposits from the public” under the PRC Criminal Law, if it meets all the following four criteria: (i) the fund-raising has not been approved by the relevant authorities or is concealed under the guise of legitimate acts; (ii) the fund-raising employs general solicitation or advertising such as social media, promotion meetings, leafleting and short message service, or SMS, advertising; (iii) the fundraiser promises to repay, after a specified period of time, the capital and interests, or investment returns in cash, property in kind and other forms; and (iv) the fund-raising targets the general public as opposed to specific individuals. Pursuant to the Illegal Fund-Raising Judicial Interpretations, an offender that is an entity will be subject to criminal liabilities, if it illegally solicits deposits from the general public or illegally solicits deposits in disguised form (i) with the amount of deposits involved exceeding RMB1,000,000, (ii) with over 150 fund-raising targets involved, or (iii) with the direct economic loss caused to fund-raising targets exceeding RMB500,000, or (iv) the illegal fund-raising activities have caused baneful influences to the public or have led to other severe consequences. An individual offender is also subject to criminal liabilities but with lower thresholds. In addition, an individual or an entity who has aided in illegal fund-raising from the general public and charges fees, including but not limited to agent fees, rewards, rebates and commission, would constitute an accomplice of the crime of illegal fund-raising. In accordance with the Opinions of the Supreme People’s Court, the Supreme People’s Procurator and the Ministry of Public Security on Several Issues concerning the application of Law in the Illegal Fund-Raising Criminal Cases, administrative proceedings for determining the nature of illegal fund-raising activities is not a prerequisite procedure for the initiation of criminal proceeding concerning the crime of illegal fund-raising, and the administrative departments’ failure in determining the nature of illegal fund-raising activities does not affect the investigation, prosecution and trial of cases concerning the crime of illegal fund-raising.

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

In addition, the 2013 Circular sets forth special rules that entitle DG projects (excluding the projects that have received an investment subsidy from the central budget) to a national subsidy of RMB0.42 per kWh. According to the Circular on Further Implementing Polices Relating to Distributed Generation issued by the NEA on September 2, 2014 and the Circular on Implementation Plans of PV Generation Construction for 2015 issued by the NEA on March 16, 2015 and the Circular on Implementation Plans of PV Generation Construction for 2016 issued by the NEA on June 3, 2016, rooftop DG projects that sell electricity directly to consumers or to both consumers and grid enterprises will receive a national subsidy of RMB0.42 per kWh plus the local desulphurized coal benchmark electricity price for the electricity sold to the State Grid or a negotiated electricity purchase price for electricity sold directly to consumers. Ground-mounted projects and rooftop DG projects which sell all electricity to grid enterprises are entitled to the FIT of RMB0.90 per kWh, RMB0.95 per kWh or RMB1.00 per kWh, depending on where the project is located (excluding on-grid solar power projects located in Tibet).

Pursuant to the Circular on Adjusting Benchmark On-grid Tariffs for Photovoltaic Power Generation Projects and Onshore Wind Power by the NDRC on December 26, 2016, the benchmark electricity price for the newly-built PV generations after January 1, 2017 and newly-approved onshore wind power after January 1, 2018 will be reduced.  The benchmark electricity price for those newly-built PV generations in 2017 located in the Class I Resource Area will be RMB0.65 per kWh, the price in Class II Resource Area is RMB0.75 per kWh, while in Class III Resource Area is RMB0.75 per kWh.  Meanwhile, the benchmark electricity price for PV generations will be adjusted on a yearly basis.

Pursuant to the Circular on Adjusting Benchmark On-grid Tariffs for Photovoltaic Power Generation Projects and Onshore Wind Power by the NDRC on December 26, 2016, the benchmark electricity price for the newly-built PV generations after January 1, 2017 and newly-approved onshore wind power after January 1, 2018 will be reduced.  The benchmark electricity price for those newly-built PV generations in 2017 located in the Class I Resource Area will be RMB0.65 per kWh, the price in Class II Resource Area is RMB0.75 per kWh, while in Class III Resource Area is RMB0.75 per kWh.  Meanwhile, the benchmark electricity price for PV generations will be adjusted on a yearly basis.

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

Pursuant to the Interim Measures for the Administration of Designated Funds for the Development of Renewable Energy issued by the MOF and effective on April 2, 2015, the MOF sets up designated funds to support the development and utilization of renewable energy in accordance with the national fiscal budget.

According to the Implementing Measures for the Administration of Price of Renewable Energy and Cost Sharing Program issued by the NDRC on January 4, 2006, the gap between the FIT for solar power projects and the desulphurized coal benchmark electricity price would be shared within the service coverage of grid enterprises at or above provincial level.

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

The Several Opinions on Promoting the Healthy Development of PV Industry issued by the State Council on July 4, 2013 also requires the grid enterprises to ensure PV power generation projects’ timely connection to the power grid and purchase the full amount of electricity generated by the PV power generation projects.

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

Foreign Investment in Solar Power Business

The principal regulation governing foreign ownership of solar power businesses in the PRC is the Foreign Investment Industrial Guidance Catalog (2017 Revision). Under the current catalog, which was amended in 2017 and became effective on June 28, 2017, the solar power industry is classified as an “encouraged foreign investment industry.” Foreign-invested enterprises in the encouraged foreign investment industry are entitled to certain preferential treatment, such as exemption from tariff on equipment imported for their operations, after obtaining approval from the PRC government authorities.

Work Safety

The Work Safety Law of the PRC, which became effective on November 1, 2002 and amended on August 31, 2014 is the principal law governing the supervision and administration of work safety for solar power projects. In accordance with the Measures for the Supervision and the Administration of Work Safety of Electricity Industry promulgated by the NDRC, which became effective on March 1, 2015, power plants are responsible for maintaining their safety operations in accordance with the relevant laws, regulations, rules and standards regarding the work safety. The NEA and its local branches supervise and administer the work safety of electricity industry at the national and local level.

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

In addition, the SAFE strengthened its oversight of the flow and use of the RMB capital converted from foreign currency registered capital of foreign-invested enterprises. The use of such RMB capital may not be changed without the SAFE’s approval, and such RMB capital may not in any case be used to repay RMB-denominated loans if the proceeds of such loans have not been used. Violations may result in severe monetary or other penalties. Furthermore, on March 30, 2015, the SAFE issued the Circular on Reforming the Administration Approach Regarding the Foreign Exchange Capital Settlement of Foreign-invested Enterprises, or SAFE Circular NO.19, which replaced the SAFE Circular NO.142 when it became effective on June 1, 2015. SAFE Circular NO.19 provides that, among other things, the Renminbi capital converted from the foreign currency registered capital of a foreign-invested enterprise may be used for equity investments within the PRC. There are uncertainties in interpretation and implementation as to actual transactions according to SAFE Circular NO.19.

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

In November 2012, the SAFE promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment which substantially amended and simplified the current foreign exchange procedure. Pursuant to this circular, the opening of various special purpose foreign exchange accounts (e.g. pre-establishment expenses account, foreign exchange capital account, guarantee account), the reinvestment of lawful incomes derived by foreign investors in the PRC (e.g. profit, proceeds of equity transfer, capital reduction, liquidation and early repatriation of investment), and purchase and remittance of foreign exchange as a result of capital reduction, liquidation, early repatriation or share transfer in a foreign-invested enterprise no longer require the SAFE’s approval, and multiple capital accounts for the same entity may be opened in different provinces, which was not possible before. In addition, the SAFE promulgated the Circular on Printing and Distributing the Provisions on Foreign Exchange Administration over Domestic Direct Investment by Foreign Investors and the Supporting Documents in May 2013, which specified that the administration by the SAFE or its local branches over direct investment by foreign investors in the PRC must be conducted by way of registration and banks shall process foreign exchange business relating to the direct investment in the PRC based on the registration information provided by the SAFE and its branches.

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

On June 9, 2016, the SAFE promulgated the Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts (the “Circular 16”), which expands the application scope from only the capital of the foreign-invested enterprises to the capital, the foreign debt fund and the fund from oversea public offering.  Also, Circular 16 allows the enterprises to use their foreign exchange capitals under capital account allowed by the relevant laws and regulations. On January 26, 2017, the SAFE issued the Notice on Improving the Check of Authenticity and Compliance to further Promote Foreign Exchange Control (the “Circular 3”), which continuously implements and improves the policy for outward remittance of foreign exchange profit generated from direct investment.  In addition, Circular 3 expands the scope of settlement of exchange for domestic loans in foreign currencies, and it is allowed to transfer inward overseas loans under domestic guarantee.  The debtor may, directly or indirectly, transfer inward the funds under guarantee by domestic lending, equity investment or other measures.

Dividend Distribution

The principal laws and regulations governing distribution of dividends paid by wholly foreign owned enterprises include the Company Law of the PRC as amended on December 28, 2013, the Wholly Foreign Owned Enterprise Law of the PRC as amended on September 3, 2016 and the Implementing Rules of the Wholly Foreign Owned Enterprise Law of the PRC as amended on February 19, 2014.

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

Trademark

The PRC Trademark Law, adopted in 1982 and revised in 1993, 2001 and 2013, with its implementation rules adopted in 2002 and as amended effective on May 1, 2014, protects registered trademarks. The Trademark Office of the State Administration of Industry and Commerce handles trademark registrations and grants trademark registrations for a term of ten years which are renewable upon maturity. Trademark license agreements must be filed with the Trademark Office for record.

C.                                    Organizational Structure

The following table sets out our principal subsidiaries as of the date of this annual report:

Subsidiaries	Place of Incorporation	Percentage of ownership
Solar Juice (HK) Limited	Hong Kong	100%
SPI China (HK) Limited	Hong Kong	100%
SolarBao E-commerce (HK) Limited	Hong Kong	100%
Yes Solar (HK) Limited	Hong Kong	100%
SP Orange Power (HK) Limited	Hong Kong	100%
Green Energy Leasing (HK) Limited	Hong Kong	100%
B&J (HK) Trading Company Limited	Hong Kong	100%
SPI Renewable Energy (Luxembourg) Private Limited Company S.a.r.l.(1)	Luxembourg	100%
Italsolar S.r.l.	Italy	100%
Yes! Solar Inc.	U.S.	100%
Yes Solar (MY ) Sdn Bhd	Malaysia	100%
Yes Solar (SG)Pte Ltd	Singapore	100%
Yes Solar Holding Pte Ltd	Singapore	100%
SPI Solar New Jersey, Inc.	U.S.	100%
Calwaii Power Holding, LLC	U.S.	100%
SPI Solar, Inc.	U.S.	100%
Solar Juice Pty Limited	Australia	80%
Solar Juice (MY) Sdn Bhd	Malaysia	100%
Solar Juice (SG) Pte Ltd	Singapore	100%
Solar Juice Holding Pte Ltd	Singapore	100%
SPI Solar Japan G.K.(2)	Japan	97%
Solar Hub Utilities, LLC	US	100%
JP Energy Partners, LP	US	100%
Solar Power Inc UK Services Limited	UK	100%
Emotion Energy Solar One Limited	UK	100%
Cairnhill Solarfield Limited	UK	100%
Sinsin Renewable Investment Limited (Malta)(3)	Greece	100%
Shanghai Meiyou New Energy Technology Co. Ltd	PRC	100%
Meitai Investment (Suzhou) Co. Ltd.	PRC	100%
Jiangsu Solarbao Leasing Co. Ltd.	PRC	100%
Solarbao E-Commerce (Suzhou) Limited	PRC	100%
Meitai Investment (China) Co. Ltd.	PRC	100%
Xinwei Solar Engineering and Construction (Suzhou) Co. Ltd.	PRC	100%

Subsidiaries	Place of Incorporation	Percentage of ownership
Xinwei Investment Co. Ltd.	PRC	100%
Xinwei Commercial Factoring Co. Ltd.	PRC	100%
Yan Hua Internet Technology (Shanghai) Co., Ltd.	PRC	100%
Meijv Power (Lianyungang) Co. Ltd.	PRC	100%
Xinyu Xinwei New Energy Co. Ltd.	PRC	100%
Shanghai Chengying Leasing Co. Ltd.	PRC	100%
Meicheng Power (Suzhou) Co. Ltd.(4)	PRC	100%
Meitai Power (Ningxia) Co. Ltd.	PRC	100%
Solarbao Commercial Factoring (Suzhou) Co. Ltd.	PRC	100%
Meijv Power (Suzhou) Co. Ltd.(5)	PRC	100%
Meijv New Energy Technology Co. Ltd.	PRC	100%
Ningxia Zhongkejiaye Energy Technology Management Service Co. Ltd.	PRC	100%
Xinwei Intelligent Power (Suzhou) Co. Ltd.	PRC	100%
Xinwei Power Sale (Suzhou) Co. Ltd.	PRC	100%
Nantong Meijv Engineering and Construction Co. Ltd.	PRC	100%
Yikachong Charging Technology (Suzhou) Co. Ltd.	PRC	100%
Meiliang Power (Suzhou) Co. Ltd.(6)	PRC	100%
Shanghai Lvdiantong Meitai Internet Technology Co.Ltd.	PRC	100%
Shanghai Youshang E-Commerce Co. Ltd.	PRC	100%
Gonghe County Xinte Photovoltaic Co. Ltd.	PRC	100%
Shanghai Fengqi Private Equity Fund LLP.	PRC	100%
Beijing Dingding Yiwei New Energy Technology Development Co., Ltd. (7)	PRC	60%
Dongming County Meiliang Photovoltaic Co. Ltd.	PRC	100%
Gansu Meitai New Energy Technology Co. Ltd.	PRC	100%

Notes:

(1)             SPI Renewable Energy (Luxembourg) Private Limited Company S.a.r.l. holds four solar power project entities in Italy and two operation entities in Germany. One of its entities in Germany filed insolvency in September 2017.

(2)             SPI Solar Japan G.K. holds four solar power project entities in Japan.

(3)             Sinsin Renewable Investment Limited (Malta) holds four solar power project entities in Greece.

(4)             Meicheng Power (Suzhou) Co. Ltd. holds 28 solar power project entities in China.

(5)             Meijv Power (Suzhou) Co. Ltd. holds 6 solar power project entities in China.

(6)             Meiliang Power (Suzhou) Co. Ltd. holds 11 solar power project entities in China.

(7)             Although we own 60% equity interest of Dingding Yiwei, we do not consolidate the results of this subsidiary.

D.                                    Property, Plant and Equipment

Our global corporate headquarters are located in Hong Kong SAR, China, which occupies approximately 3,104 square meters and is under a two-year lease that expires in November 2018. We have leased office premises of an aggregate of approximately 1,805.3 square meters in Suzhou, Jiangsu Province and approximately 2,222.7 square meters in Beijing. We occupy approximately 3,981 square feet of office space in Roseville, California, for legal and business development, under a lease that expires in December 2017. We occupy approximately 185 square feet of office space in Athens, the headquarters of the four Greek SPVs, under a monthly lease that expires on June 30, 2018. We occupy approximately 350 square feet of office space in London for operations and business development under a lease which renews every six months. We occupy approximately 20 square meters of office space in Tokyo for commercial use under a lease which expires on August 2018. We lease approximately 2,155 square meters of office space and warehouse space in Wetherill Park, Sydney, which expires on July 31, 2021.

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

A.                                    Operating Results

We are a global provider of photovoltaic (PV) solutions for business, residential, government and utility customers and investors. Our focus is in the EPC/BT, storage and PV markets, including the development, financing, installation, operation and sale of utility-scale and residential PV projects in China, Japan, Europe and North America. We operate an online energy e-commerce and investment platform in China, as well as B2B e-commerce platform offering a range of PV and storage products in Australia. Prior to 2014, we were primarily engaged in providing EPC services to developers in the U.S. We also engaged in the development, manufacture and marketing of a variety of PV modules, the key components of a solar project that convert sunlight into electricity, and balance-of-system components, including our in-house brand. In 2014, we expanded our full spectrum EPC service business to China, where we provide comprehensive and quality services to large solar projects developers in China. In the same year, we commenced our global project development business by ramping up our portfolio of global solar projects, including projects that we plan to hold in the long term and derive electricity generation revenue from under our IPP model, and projects that we plan to sell in the future when we are presented with attractive opportunities under our build-and-transfer model, or BT model. Solar projects in our current portfolio include projects at all stages of development, including projects in operation, projects under construction and projects in pipeline. For detailed information on our project portfolio, please see “Item 4. Information on the Company—B. Business Overview—Our Global Project Development Business—Our Solar Project Portfolio.” We grow our project portfolio primarily through acquisitions and acting as a secondary developer for the projects under construction or in pipeline when they are acquired. Although we derived substantially all of our revenue in 2014 and 2015 from EPC services, our sales of PV solar systems accounted for the largest portion of our total revenue and we expect to derive an increasing percentage of our revenue from electricity generation from our IPP solar projects and sale of our BT solar projects as our global project development business expands.

Our liquidity position deteriorated since 2015. In 2015, we raised $65.0 million by issuing shares of SPI’s common stock and $20.0 million by issuing convertible notes, in reliance on Regulation S, to non-U.S. investors. In 2016, we have had various private placements to raise additional capital. See “Item 4. Information on the Company— A. History and Development of the Company.” Our loss from operations increased significantly from $5.2 million in 2014 to $185.1 million in 2015, and further increased to $220.7 million in 2016. We also had an accumulated deficit of $466.8 million and a working capital deficit of $176.2 million as of December 31, 2016. Our liquidity position further deteriorated in 2016 and during period between January 1, 2017 and the date of this annual report. For a detailed discussion, please see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Resources and Material Known Facts on Liquidity.”

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

Market Demand

Our revenue and profitability depend substantially on the demand for our PV solutions, which is driven by the economics of PV systems, including the availability and size of government subsidies and other incentives, government support, cost improvements in solar power, as well as environmental concerns and energy demand. The world PV market in terms of new annual installations is expected to grow significantly in the next five years, providing EPC service providers and solar project developers like us with significant opportunities to grow our business.

Many markets in the PV industry continue to be affected by government subsidies and economic incentives. A number of countries have introduced highly favorable FIT price support regimes. For example, Japan, which has a high demand for power and low domestic fossil fuel reserves, faces relatively high energy costs. As a result, the Japanese government has introduced an attractive FIT price support regime to encourage the development of solar parks. In 2016, the United Kingdom reduced its FIT for all technologies by 65% at the national level. In Asia, several countries reduced their FIT rates. For example, China reduced its solar FIT by 13-19% in 2016. Japan reduced its solar FIT by 11% for 2016 and aims for cuts of 20% or more in the next three years. While governments generally ratchet down PV subsidies over time to reflect anticipated declines in the system costs of solar parks, the ratchet down schedules often underestimate our actual realized decrease in costs thus their effect on our margins is manageable. To foster our growth, we have shifted our focus away from countries with less favorable subsidy regimes and towards countries with more favorable subsidy regimes.

In the long term, as PV technology advances and the average system costs of solar projects decrease, we expect the market for electricity in a growing number of countries to achieve grid parity. As the PV industry becomes more competitive against other energy industries and widespread grid parity strengthens demand for solar projects, we expect our costs of sales to decrease and our revenue and profitability to increase.

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

Government Subsidies and Incentive Policies

We believe that the growth of the solar power industry in the short term will continue to depend largely on the availability and effectiveness of government incentives for solar power products and the competitiveness of solar power in relation to conventional and other renewable energy resources in terms of cost. Countries in Europe, notably Italy, Germany, France, Belgium and Spain, certain countries in Asia, including China, Japan, India and South Korea, as well as Australia and the United States have adopted favorable renewable energy policies. Examples of government sponsored financial incentives to promote solar power include capital cost rebates, FIT, tax credits, net metering and other incentives to end users, distributors, project developers, system integrators and manufacturers of solar power products.

Governments may reduce or eliminate existing incentive programs for political, financial or other reasons, which will be difficult for us to predict. Reductions in FIT programs may result in a significant fall in the price of and demand for solar power related products. Our revenue and operating results may be adversely impacted by unfavorable policy revisions, such as reductions FIT in the United States and China, our two largest markets, and certain major markets for our PV solutions. Electric utility companies or generators of electricity from fossil fuels or other renewable energy sources could also lobby for a change in the relevant legislation in their markets to protect their revenue streams. Government economic incentives could be reduced or eliminated altogether.

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

Selected Statement of Operations Items

Revenue

We derived substantially all of our revenue from provision of EPC services in 2014 and 2015 and from our sales of PV solar systems, our provision of EPC services and our Australian subsidiary, Solar Juice’s trading of PV solar systems in 2016.

The following table sets forth a breakdown of our revenue by category of activities for the periods indicated:

	For the year ended December 31, 2016
	2014		2015		2016
	($ in thousands except percentage)
Sales of PV solar systems	—	—	77,438	40.6%	14,914	10.6%
EPC revenue	87,281	95.2%	48,014	25.2%	13,493	9.6%
Sales of PV solar components	1,080	1.2%	41,623	21.8%	90,108	64.3%
Electricity revenue with PPAs	2,144	2.3%	16,226	8.5%	16,022	11.4%
Pre-development project sales	—	—	4,545	2.4%	—	—
Financial service revenue	—	—	1,486	0.8%	4,387	3.2%
Others	1,137	1.3%	1,178	0.7%	1,275	0.9%
Total	91,642	100.0%	190,510	100.0%	140,199	100.0%

Cost of Goods Sold

Our cost of goods sold consist primarily of raw materials and labor cost. In the years ended December 31, 2014, 2015 and 2016, we had cost of goods sold of $79.5 million, $182.4 million and $121.3 million, respectively.

Operating Expenses

In the years ended December 31, 2014, 2015 and 2016, our operating expenses consisted of (1) general and administrative expenses, (2) sales, marketing and customer service expenses, (3) impairment charges and (4) engineering, design and product management expenses.

General and administrative expenses. Our general and administrative expenses consist primarily of salaries and stock based compensation expense, rental and office supplies expenses. In the years ended December 31, 2014, 2015 and 2016, our general and administrative expenses were $8.3 million, $76.7 million and $34.3 million, respectively.

Sales, marketing and customer service expenses. Our sales, marketing and customer service expenses consist primarily of advertising expense, business development expense and salaries. In the years ended December 31, 2014, 2015 and 2016, our sales, marketing and customer service expenses were $1.4 million, $39.4 million and $29.2 million, respectively.

Provision for doubtful accounts, notes and other receivables. In the years ended December 31, 2014, 2015 and 2016, our provision for doubtful accounts and notes were negative $2.0 million, $45.3 million and $30.5 million, respectively. Reversal of provision of $2.0 million in the year ended December 31, 2014 was primarily due to settlement of long outstanding receivables due from two project owners.

Impairment charges. Our impairment charges consist of impairment charges for project assets, goodwill and intangible assets, finance lease receivable, property, plant and equipment and etc. In the years ended December 31, 2014, 2015 and 2016, our impairment charges were nil, $10.9 million and $125.0 million, respectively.

Other Income (Expense)

In the years ended December 31, 2014, 2015 and 2016, our other income (expense) includes interest expense, interest income, loss on extinguishment of convertible bonds, change in fair value of derivative asset/liability, loss on investment in affiliates, net foreign exchange gain and others.

Interest expense. Our interest expense arises from borrowings. In the years ended December 31, 2014, 2015 and 2016, our interest expense was $2.3 million, $9.3 million and $9.0 million, respectively.

Interest income. Our interest income arises from cash deposited in banks. In the years ended December 31, 2014, 2015 and 2016, our interest income was $1.2 million, $2.2 million and $1.2 million, respectively.

Loss on extinguishment of convertible bonds. We recorded a loss on extinguishment of convertible bonds of $8.9 million in 2014, due to termination of a convertible bond agreement that we entered into with Robust Elite, a non-U.S. investor. See “—Comparison of the year ended December 31, 2015 to the year ended December 31, 2014.” We did not record any such loss in 2014,2015 or 2016.

Change in fair value of derivative asset/liability. We recorded a $15.7 million decrease in fair value of derivative assets in 2015 and a $2.3 million decrease in fair value of derivative assets in 2016, primarily related to the fair value change of convertible preferred stock and warrants related to our investment in ENS.

Loss on investment in affiliates. We recorded a loss on investment in affiliates of $2.5 million in 2015, which arose from our investment in ENS. See “—Comparison of the year ended December 31, 2015 to the year ended December 31, 2014.” We recorded a loss on investment in affiliates of $10.6 million in 2016, which arose from our investment in ENS and Dingding Yiwei. See “—Comparison of the year ended December 31, 2016 to the year ended December 31, 2015.”

Other gains or expenses. We had other gains of $5.0 million in 2015, primarily related to foreign exchange gains from the depreciation of RMB against the U.S. dollar, as we had net liability in RMB.

Income Tax

The following table sets forth our loss before income taxes attributable to the relevant geographic locations for the periods indicated:

	For the year ended December 31,
	2014	2015	2016
	($ in thousands)
United States	(15,007)	(75,336)	(102,483)
Foreign	12,851	(109,071)	(118,149)
Total	(2,156)	(184,407)	(220,632)

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

Hong Kong

Our subsidiaries incorporated in Hong Kong are subject to the uniform tax rate of 16.5%. Under Hong Kong tax law, they are exempted from the Hong Kong income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on the remittance of dividends. No provision for Hong Kong tax has been made in our consolidated financial statements, as our Hong Kong subsidiary had not generated any assessable income for the years ended December 31, 2014, 2015 and 2016.

PRC

Our subsidiaries incorporated in the PRC are subject to a statutory corporate income tax rate of 25%.

See “Item 10. Additional Information—E. Taxation” for more information.

Critical Accounting Policies and Estimates

Principles of Consolidation

The consolidated financial statements include the financial statements of our Company, our subsidiaries, and consolidated VIEs. All material inter-company transactions and balances have been eliminated upon consolidation. For consolidated subsidiaries where our ownership in the subsidiary is less than 100%, the equity interest not held by us is shown as non-controlling interests. We account for investments over which it has significant influence but not a controlling financial interest using the equity method of accounting. We deconsolidate a subsidiary when we cease to have a controlling financial interest in the subsidiary. When control is lost, the parent-subsidiary relationship no longer exists and the parent derecognizes the assets and liabilities of the subsidiary.

Revenue Recognition

Product Sales—Revenue on product sales is recognized when there is persuasive evidence of an arrangement, title and risk of ownership have passed (generally upon delivery), the price to the buyer is fixed or determinable and collectability is reasonably assured. We make determination of our customer’s credit worthiness at the time it accepts their initial order. For cable, wire and mechanical assembly sales, there are no formal customer acceptance requirements or further obligations related to our assembly services once we ship its products. Costs to ship products to customers are included in cost of sales in the consolidated statement of operations. Customers do not have a general right of return on products shipped therefore we makes no provisions for returns.

Construction Contracts—Revenue on photovoltaic system construction contracts is generally recognized using the percentage-of-completion method of accounting, unless we cannot make reasonably dependable estimates of the costs to complete the contract or the contact value is not fixed, in which case we would use the completed contract method. Under the percentage-of-completion method, we measure the cost incurred on each project at the end of each reporting period and compares the result against the estimated total costs at completion. The costs incurred for construction contract mainly include the purchase costs of direct materials and solar modules, which are included in assessing percentage-of-completion when they have been permanently placed or affixed to the solar power system as required by engineering designs. The percentage of cost incurred determines the amount of revenue to be recognized. Payment terms are generally defined by the contract and as a result may not match the timing of the costs incurred by us and the earnings accrued thereon. Such differences are recorded as costs and estimated earnings in excess of billings on uncompleted contracts (an asset account) or billings in excess of costs and estimated earnings on uncompleted contracts (a liability account). For the years ended December 31, 2016, 2015 and 2014, $2.4 million, $2.2 million and $5.6 million of progress payments have been netted against unbilled receivable disclosed in the account costs and estimated earnings in excess of billings on uncompleted contracts.

The percentage-of-completion method requires the use of various estimates, including, among others, the extent of progress towards completion, contract revenues and contract completion costs. Contract revenues and contract costs to be recognized are dependent on the accuracy of estimates, including direct material and labor costs and those indirect costs related to contract performance, such as indirect labor, supplies, tools, repairs, and depreciation costs. We have a history of making reasonable estimates of the extent of progress towards completion, contract revenues and contract completion costs. However, due to uncertainties inherent in the estimation process, it is possible that actual contract revenues and completion costs may vary from estimates. Under the completed-contract method, contract costs are recorded to a deferred project costs account and cash received are recorded to a liability account during the periods of construction. All revenues, costs, and profits are recognized in operations upon completion of the contract. A contract is considered complete and revenue recognized when all costs except insignificant items have been incurred and final acceptance has been received from the customer and receivables are deemed to be collectible. Provisions for estimated losses on uncompleted contracts, if any, are recognized in the period in which the loss first becomes probable and reasonably estimable. For each of the years ended December 31, 2016, 2015 and 2014, no estimated losses on uncompleted contracts have been recorded.

Sales of Project Assets—We recognize the revenue for project assets sales with the concurrent sale or the concurrent lease of the underlying land, whether explicit or implicit in the transaction, in accordance with ASC 360-20, Real Estate Sales. For these transactions, we have determined that the project asset sale represents the sale of real estate and is therefore subject to the revenue recognition guidance applicable to real estate. A PV solar system is determined to be integral equipment when the cost to remove the equipment from its existing location, ship and reinstall at a new site, including any diminution in fair value, exceeds ten percent of the fair value of the equipment at the time of original installation. Generally, we recognize revenue and profit using the full accrual method once the sale is consummated, the buyer’s initial and continuing investments are adequate to demonstrate its commitment to pay, the receivable from buyer is not subject to any future subordination, and we have transferred the usual risk and rewards of ownership to the buyer.

If the criteria for recognition under the full accrual method are met except that the buyer’s initial and continuing investment is less than the level determined to be adequate, then we will recognize revenue using the installment method. Under the installment method, we recognize revenue up to the costs incurred and apportion each cash receipt from the buyer between cost recovered and profit in the same ratio as total cost and total profit bear to the sales value.

If we retain some continuing involvement with the project assets and does not transfer substantially all of the risks and rewards of ownership, profit shall be recognized by a method determined by the nature and extent of the continuing involvement, provided the other criteria for the full accrual method are met. In certain cases, we may provide the customers guarantees of system performance or uptime for a limited period of time and our exposure to loss is contractually limited based on the terms of the applicable agreement. In accordance with real estate sales accounting guidance, the profit recognized is reduced by the maximum exposure to loss (and not necessarily the most probable exposure), until such time that the exposure no longer exists.

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

We raised funds from individual investors through the on-line platform of Meijv (and Solar Energy prior to March 2016) to purchase solar related products for leasing to third party project developer. Although a tri-party lease agreement is signed among the individual investors, we and the third party developer with individual investors as legal lessor and the third party developers as legal lessee, we are considered as the accounting lessor in substance because 1) the lease terms, rate of return on the investment funds from individual investors, the initial purchase price and the lease rental of the solar related products payable by the PV developers and the purchase contract of the solar related products entered with manufacturer are negotiated and concluded by us without any involvement by the individual investors; and 2) although we do not grant redemption right or guarantee repayment in respect of funds provided by individual investors and the return they are entitled to, we are expected to repay the funds and return under industry practice in the PRC. Accordingly, the individual investors does not take credit risk in respect of any default payment by the leasee nor risk of claim on the leased assets; 3) we are subject to the credit risk as a principal of the lease transaction and exposes to the reputational and business risk to return the funds to the individual investors and assume the title of the leased asset after the lock-up period. In substance, the individual investors provided funds (as lender) to finance we (as borrower) for its purchases of the Underlying PV Products for leasing to third party in return for a fixed return. In this regard, lease accounting is adopted with Group as accounting lessor and the third party developer as accounting lessee under finance lease in our consolidated financial statements upon the inception of the leases.

In connection with the launch of the above financing and leasing products, we issued coupons to certain third party vendors with total face value of $2.0 million and $10.9 million for the years ended December 31, 2016 and 2015. These coupons are freely transferrable between holders but could not be redeemed in cash. Each coupon has an expiry date for redemption. Prior to the expiry date, when the holders subscribe the on-line products through the on-line platform, the holders could redeem the coupons such that the original purchase price to be paid for the on-line products would be reduced by the face value of the coupons.

For the years ended December 31, 2016 and 2015, coupons totalling $2,010 and $10,942 were recorded as settlement of those third party vendors’ trade payable balance and were reclassified as other current liabilities when the coupons are received by vendors on the above basis. As of December 31, 2016 and 2015, coupons amounted to nil and $2 issued to these counterparties had not been expired or redeemed, respectively.

In order to promote the above on-line products on the platform, we offered, from time to time, discount from 5% to 20% on the unit value for investment units subscribed by individual investors. The discount offered for on-line products subscribed by individual investors is amortized as interest expense using the effective interest rate method through the end of the lock-up period or maturity date, which is the earliest date that we could be required to repay the unit value in respect of the investment made by individual investors. As of December 31, 2016 and 2015, the unamortized discount balances of total discount offered were $0.5 million and $0.2 million, respectively. For the year ended December 31, 2016 and 2015, discount balances of $1.2 million and $3.2 million have been amortized as interest expenses respectively.

We recognized interest earned on finance leases, for finance lease as “Net sales-financial service revenue” in the amount of $4.4 million, $1.5 million and nil in 2016, 2015 and 2014, respectively.

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

Operation and maintenance service revenue—Operation and maintenance revenue is billed and recognized as services are performed. Costs of these revenues are expensed in the period they are incurred.

Product Warranties

We offer the industry standard warranty up to 25 years for PV modules and industry standard warranty for five to ten years on inverter and balance of system components. Due to the warranty period, we bear the risk of extensive warranty claims long after products have been shipped and revenues have been recognized. We provide a limited warranty to the original purchasers of its solar modules, inverters and cables for trading business for one to five years, in relation to defects in materials and workmanship. For our cable, wire and mechanical assemblies business, historically the related warranty claims have not been material. For our solar PV business, the greatest warranty exposure is in the form of product replacement.

During the quarter ended September 30, 2007 and continuing through the fourth quarter of 2010, we installed own manufactured solar panels. Other than this period, we only installed panels manufactured by unrelated third parties as well as the Company’s principal shareholder and formerly controlling shareholder, LDK and its subsidiaries (collectively the “LDK Group”). PV construction contracts entered into during the recent years included provisions under which we agreed to provide warranties to the customers. The warranty we offer to its customers is identical to the warranty offered to us by its suppliers, therefore, we pass on all potential warranty exposure and claims, if any, with respect systems sold by us to its suppliers. Due to the absence of historical material warranty claims and identical warranty terms, we have not recorded any additional warranty provision relating to solar energy systems sold since 2011. The warranty exposure before 2011 was estimated based on our own historical data in combination with historical data reported by other solar system installers and manufacturers.

Impairment of Long-lived Assets

Our long-lived assets include property, plant and equipment, project assets and other intangible assets with finite lives. We evaluate long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group be tested for possible impairment, we first compare undiscounted cash flows expected to be generated by that asset or asset group to its carrying amount. If the carrying amount of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying amount exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary. Any impairment write-downs would be treated as permanent reductions in the carrying amounts of the assets and a charge to operations would be recognized. Impairment losses on project assets of $13.8 million, $10.9 million and nil was recognized for the years ended December 31, 2016, 2015 and 2014, respectively. Impairment loss on property, plant and equipment of $12.6 million, nil and nil was recognized for the years ended December 31, 2016, 2015 and 2014, respectively. Impairment loss on intangible assets of $1.2 million, nil and nil was recognized for the years ended December 31, 2016, 2015 and 2014, respectively.

Inventories

Inventories are carried at the lower of cost or market, determined by the first in first out cost method. Provisions are made for obsolete or slow-moving inventories based on management estimates. Inventories are written down based on the difference between the cost of inventories and the market value based upon estimates about future demand from customers, specific customer requirements on certain projects and other factors. Inventory provision charges establish a new cost basis for inventory that subsequently cannot be marked up based on changes in underlying facts and circumstances.

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

We maintain allowances for doubtful accounts and for costs and estimated earnings in excess of billings on uncompleted contracts for uncollectible accounts receivable. We regularly monitor and assess the risk of not collecting amounts owed by customers. This evaluation is based upon a variety of factors, including an analysis of amounts current and past due along with relevant history and facts particular to the customer. We do not have any off-balance-sheet credit exposure related to its customers.

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

Classification of the project assets affects the accounting and presentation in the consolidated financial statements. Transactions related to the project assets held for development and sale are classified as operating activities in the consolidated statements of cash flows and reported as sales and costs of goods sold in the consolidated statements of operations upon the sale of the project assets and fulfillment of the relevant recognition criteria. Incidental electricity income generated from the project assets held for development and sale prior to the sale of the projects is recorded in other operating income in the consolidated statement of operations. The project assets held for use are used by us in its operations to generate income or a return from the use of the assets. Income generated from the project assets held for use are included in net sales in the consolidated statement of operations. The costs to construct project assets intended to be held for own use are capitalized and reported within property, plant and equipment on the consolidated balance sheets and are presented as cash outflows from investing activities in the consolidated statements of cash flows. The proceeds from disposal of project assets classified as held for own use are presented as cash inflows from investing activities within the consolidated statements of cash flows. A net gain or loss upon the disposal of project assets classified as held for own use is reported in other operating income or expense in the consolidated statement of operation.

Project assets costs consist primarily of capitalizable costs for items such as permits and licenses, acquired land or land use rights, and work-in-process. Work-in-process includes materials and modules, construction, installation and labor, capitalized interests and other capitalizable costs incurred to construct the PV solar power systems.

The project assets held for development and sale are reported as current assets on the consolidated balance sheets when upon completion of the construction of the project assets, we initiate a plan to actively market the project assets for immediate sale in their present condition to potential third party buyers subject to terms that are usual and customary for sales of these types assets and it is probable that the project assets will be sold within one year. Otherwise, the project assets held for development and sale are reported as non-current assets.

No depreciation expense is recognized while the project assets are under construction or classified as held for sale. If facts and circumstances change such that it is no longer probable that the PV solar systems will be sold within one year of the system’s completion date, the PV solar systems will be reclassified to property, plant and equipment and subject to depreciation charges.

For project assets held for development and sale, we consider a project commercially viable if it is anticipated to be sold for a profit once it is either fully developed or fully constructed. We also consider a partially developed or partially constructed project commercially viable if the anticipated selling price is higher than the carrying value of the related project assets plus the estimated cost to completion. We consider a number of factors, including changes in environmental, ecological, permitting, market pricing or regulatory conditions that affect the project. Such changes may cause the cost of the project to increase or the selling price of the project to decrease. We record an impairment loss of the project asset to the extent the carrying value exceed its estimated recoverable amount. The recoverable amount is estimated based on the anticipated sales proceeds reduced by estimated cost to complete such sales. In 2016, 2015 and 2014, we recorded impairment loss of $5.1 million, $5.9 million and nil, respectively, for certain project assets held for development and sale.

In addition to PV solar power systems that are developed for sale or held for our own use, we also invested in several PV solar power projects under engineering, procurement and construction (“EPC”) contracts with third party project owners during the years ended December 31, 2016, 2015 and 2014. In respect of these EPC contracts, there was mutual understanding between us and the respective project owners upon the execution of the EPC contracts that the title and ownership of the PV solar power systems would transfer to us upon the completion of construction. Management determined that the substance of the arrangements is for us to construct the PV solar power systems under the legal title of the project owners with the title and ownership of the systems transferred to us upon the construction completion, at which time such title transfer is permitted under local laws. The project assets under construction were pledged to us before title transfer. Like normal project assets, classification in consolidated statement of cash flow as investing activities or operating activities for these project assets are based on the intention for own use or sale. Based on our intention to hold for own use, the projects costs incurred for these EPC contracts are presented as investing activities in the consolidated statement of cash flows. We recorded impairment loss for such project assets of $8.7 million, $10.9 million and nil for the years ended December 31, 2016, 2015 and 2014, respectively.

Income Taxes

We account for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recognized if it is more likely than not that some portion, or all, of a deferred tax asset will not be realized.

The Company recognizes in the consolidated financial statements the impact of a tax position, if that position is more likely than not of being sustained upon examination, based on the technical merits of the position. In evaluating whether a tax position has met the more-likely-than-not recognition threshold, management presumes that the position will be examined by the appropriate taxing authority that has full knowledge of all relevant information. In addition, a tax position that meets the more-likely-than-not recognition threshold is measured to determine the amount of benefit to be recognized in the financial statements. The tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon settlement. Our tax liability associated with unrecognized tax benefits is adjusted periodically due to changing circumstances, such as the progress of the tax audits, case law developments and new or emerging legislation. Such adjustments are recognized entirely in the period in which they are identified.  We record interest and penalties related to an uncertain tax position, if and when required, as part of income tax expense in the consolidated statements of operations. No reserve for uncertainty tax position was recorded by us for the years ended December 31, 2016, 2015 and 2014.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”), issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers, which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. ASU 2014-09 will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective. This ASU was originally effective for fiscal years and interim periods beginning after December 15, 2016. In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers (“ASU 2015-14”), which amends ASU 2014-09 and defers its effective date to fiscal years and interim reporting periods beginning after December 15, 2017. ASU 2015-14 permits earlier application only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. The standard allows for either a full retrospective or modified retrospective transition method. In March and April 2016, the FASB issued the following amendments to clarify the implementation guidance: ASU No. 2016-08, Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net) and ASU No. 2016-10 Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing. We are currently evaluating the impact of this standard on our consolidated financial statements.

On February 18, 2015, the FASB issued ASU No. 2015-02, Consolidation, which reduces the number of consolidation models and simplifies the current standard. Entities may no longer need to consolidate a legal entity in certain circumstances based solely on its fee arrangements when certain criteria are met. ASU 2015-02 reduces the frequency of the application of related-party guidance when determining a controlling financial interest in a variable interest entity. ASU 2015-02 is effective for us for fiscal year ending December 31, 2016. The adoption of ASU No. 2015-02 in 2016 did not have a significant impact on our consolidated financial statements.

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

In March 2016, the FASB issued ASU 2016-07, “Investments—Equity Method and Joint Ventures (Topic 323): Simplifying the Transition to the Equity Method of Accounting”, which eliminates the requirement to retrospectively apply the equity method in previous periods. Instead, the investor must apply the equity method prospectively from the date the investment qualifies for the equity method. The amendments in this update are effective for financial statements issued for annual periods beginning after December 15, 2016, and interim periods within those annual periods, with early adoption permitted. We are currently evaluating the impact of this standard on our consolidated financial statements.

In March 2016, the FASB issued ASU 2016-09, “Compensation - Stock Compensation (Topic 718),” which simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. ASU 2016-09 is effective for public companies for fiscal years beginning after December 15, 2016. We are evaluating the impact that ASU 2016-09 will have on our consolidated financial statements and related disclosures.

In June 2016, the FASB issued ASU 2016-13, “Financial Instruments - Credit Losses (Topic 326).” The amendments in this ASU replace the “incurred loss” methodology for recognizing credit losses with a methodology that reflects expected credit losses and requires consideration of a broader range of information including past events, current conditions and reasonable and supportable forecasts that affect the collectability of reported amounts of financial assets that are not accounted for at fair value through net income, such as loans, certain debt securities, trade receivables, net investment in leases, off-balance sheet credit exposures and reinsurance receivables. Under the current GAAP incurred loss methodology, recognition of the full amount of credit losses is generally delayed until the loss is probable of incurring. Current GAAP restricts the ability to record credit losses that are expected, but do not yet meet the probability threshold. ASU 2016-13 becomes effective for public companies for fiscal years beginning after December 15, 2019. We are evaluating the impact that ASU 2016-13 will have on its consolidated financial statements and related disclosures.

In August 2016, the FASB issued ASU 2016-15, “Classification of Certain Cash Receipts and Cash Payments (Topic 230).” The new guidance is intended to reduce diversity in how certain transactions are classified in the consolidated statement of cash flows. ASU 2016-15 will be effective for public companies for fiscal years beginning after December 15, 2017. We are evaluating the impact that ASU 2016-15 will have on our consolidated financial statements and related disclosures.

In October 2016, the FASB issued ASU 2016-16, “Income Taxes (Topic 740), Intra-Entity Transfers of Assets Other Than Inventory.” ASU 2016-16 requires entities to recognize the income tax consequences of an intra-entity transfer of an asset other than inventory when the transfer occurs. Current GAAP prohibits the recognition of current and deferred income taxes for an intra-entity asset transfer until the asset has been sold to an outside party. ASU 2016-16 will be effective for public companies for fiscal years beginning after December 15, 2017. We are evaluating the impact that ASU 2016-16 will have on our consolidated financial statements and related disclosures.

In November 2016, the FASB issued ASU No. 2016-18, “Statement of Cash Flows (Topic 230): Restricted Cash”. The guidance requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The standard is effective for fiscal years beginning after December 15, 2017, and interim period within those fiscal years. Early adoption is permitted, including adoption in an interim period. The standard should be applied using a retrospective transition method to each period presented. We are currently evaluating the impact that the standard will have on our consolidated financial statements and related disclosures.

In January 2017, the FASB issued ASU 2017-04, “Goodwill and Other (Topic 350) — Simplifying the Test for Goodwill Impairment.” ASU 2017-04 simplifies the subsequent measurement of goodwill by eliminating Step 2 of the goodwill impairment test. In computing the implied fair value of goodwill under Step 2, an entity had to perform procedures to determine the fair value at the impairment testing date of its assets and liabilities (including unrecognized assets and liabilities) following the procedure that would be required in determining the fair value of assets acquired and liabilities assumed in a business combination. As a result of ASU 2017-04, an entity should perform its goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount and then recognize an impairment charge, as necessary, for the amount by which the carrying amount exceeds the reporting unit’s fair value, not to exceed the total amount of goodwill allocated to that reporting unit. ASU 2017-04 is effective for fiscal years and interim periods within those years beginning after December 15, 2019, and early adoption is permitted for interim or annual goodwill impairment tests performed after January 1, 2017. We are evaluating the impact that ASU 2017-04 will have on our consolidated financial statements and related disclosures.

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

When we pursue a target engaged in a solar business, such as a distribution business or a rooftop EPC business, we primarily select targets with higher gross profit margins, or in the case of a target engaged in a line of business complementary to our existing operations, with high potentials for us to realize synergies.

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

In March 2016, our wholly-owned subsidiary, SPI China (HK) Limited, completed a sale of the entire issued share capital of Solar Park Developments 2 Ltd (“Hall Farm”), which holds a solar power project in the United Kingdom with a rated capacity of approximately 15 MW BlackRock.

In May 2016, we begun construction of a solar power system covering the roof of Golden 1 Center, the new home of the Sacramento Kings in downtown Sacramento, California., the project totaling 700 kW was completed and sold to AES Distributed Energy, Inc.

In July 2016, our wholly owned Japanese subsidiary, SPI Solar Japan G.K. completed the 2.4MW Nishiura power plant in Japan’s Ibaraki Prefecture, which was connected to the grid.

In March 2017, our wholly owned subsidiary, SPI Solar Japan GK entered into a definitive agreement to sell all of its interest in the land and project development rights in its two solar PV projects with total capacity of 4.8 MW in Shibayama city, Chiba. SPI Japan will also provide engineering, procurement and construction service to complete the projects. The solar plants are located approximately 50 kilometres east of Tokyo in Chiba and each with capacity of 2.4 MW and with an estimated total capacity of 5,200,000 kWh annually.

Other Solar Businesses

THERMI Acquisition

In September 2017, we entered into a framework share purchase agreement to acquire 100% equity interests of three Greek companies, namely THERMI SUN S.A, HELIOHRISI S.A., and HELIOSTIXIO S.A., from THERMI TANEO Venture Capital Fund (“TTVCF”), for a total consideration of EUR €16.65 million, subject to certain adjustments. The transaction is subject to customary closing conditions.  These three companies own a total of four PV plants with 7.4MWp PV installations in northern Greece. The installations have been connected to the Greek power grid since July 2012 and are currently in operation.

Solar Power Inc., the predecessor of the Company, provided EPC services to these projects in 2012 and has performed the O&M of these projects since July 2013. SPI and TTVCF (via the project companies) had previously entered into a dispute in relation to the EPC agreements. Such dispute will be deemed to be amicably resolved pursuant to the framework share purchase agreement.

The closing of the transaction will take place in three separate stages (one for each company under acquisition). The Company expects to complete the entire acquisition by March 2019. With 7.4MWp PV installations added to SPI Energy’s existing PV portfolio in Greece, the Company will become one of the significant PV owners in Greece.

Solar Juice Acquisition

In May 2015, we acquired 80% of the equity interest in Solar Juice, a company incorporated in Sydney, Australia, for $15.6 million. Solar Juice distributes solar kits that include PV modules, balance-of-system components, solar monitoring systems and inverters to retail or corporate customers in Australia and Southeast Asia. Solar Juice procures PV modules from a wide range of reputable suppliers, such as Trina Solar Australia Pty Ltd., JA Solar Australia Pty Ltd., Canadian Solar and LG. It also has adopted a supplier-neutral approach to minimize procurement costs. Solar Juice also distributes its in-house brand of PV modules, OpalSolar, which Solar Juice contracts with third parties to manufacture. In October 2016, Solar Juice was selected by LG Chem, Ltd. as a major distributing partner of its RESU home energy storage, with a capacity of 10kWh Batteries in Australia and New Zealand. As of December 31, 2016, Solar Juice had over 5000 Business-to-Business accounts, of which 700 were active on a monthly basis. In the fourth quarter of 2014, Solar Juice set up a distribution facility in Singapore and expanded its customer base into Sri Lanka, Malaysia, the Philippines, Thailand, Papua New Guinea, Fiji and the Cook Islands. We expect the acquisition of Solar Juice to expand our solar business to another continent with a broad customer base.

EnSync Acquisition

On April 17, 2015, we and EnSync, Inc. (formerly known as ZBB Energy Corporation) (“ENS”), a Wisconsin corporation, entered into a Securities Purchase Agreement pursuant to which ENS will issue and sell to us for an aggregate cash purchase price of $33.4 million of (i) 8,000,000 shares of ENS’s common stock based on a purchase pricthe per common share of $0.6678 (the “Purchased Common Stock”) and (ii) 28,048 shares of the ENS’s convertible preferred stock (the “Convertible Preferred Stock”) which are convertible into an aggregate of 42,000,000 shares of common stock, representing a purchase price of $0.6678 per common stock on an as-if converted basis. The Convertible Preferred Stock will be convertible over a four-year period with 25% becoming convertible in each of the next four years if we meet certain conditions relating to our purchases of minimum megawatt of solar related products from ENS in each of the next four years as set out in the Securities Purchase Agreement. The purchase prices of the products are not fixed or determinable in the agreements, but ENS shall not at any time sell a lower quantity of the products under similar terms and conditions to other buyers at prices below those provided to us. The conversion is subject to adjustment for stock splits, stock dividends, and other designated capital events. ENS also entitles us to acquire 50,000,000 shares of ENS’s common stock (the “Warrant”) for an aggregate amount of $36.7 million, or $0.7346 per share, subject to adjustment for stock splits, stock dividends, and other designated capital transactions.

ENS develops, licenses, and manufactures innovative energy management systems solutions serving the commercial and industrial building utility and off-grid markets.

On July 13, 2015, all closing conditions relating to the Securities Purchases Agreement were met and the Purchased Common Stock, Convertible Preferred Stock and Warrant were issued to us. The Purchased Common Stock represents approximately 16.8% of the outstanding common stock of ENS as at July 13, 2015. Additionally, assuming the full conversion of the Convertible Preferred Stock (and that no other shares of common stock of ENS are issued), we would own greater than a majority of the outstanding common stock of ENS.

We also entered into a supply agreement with ENS pursuant to which ENS will sell and we will purchase certain products offered by ENS from time to time, including energy storage systems for solar projects (the “Supply Agreement”). Convertibility of the Convertible Preferred Stock is dependent upon us making purchases of and payments for energy storage systems under the Supply Agreement as follows: the first one-fourth (the “Series C-1 Preferred Stock”) of the Convertible Preferred Stock only become convertible upon the receipt of final payment for 5 megawatts (“MW”) that are purchased by us in accordance with the Supply Agreement; the second one-fourth (the “Series C-2 Preferred Stock”) only become convertible upon the receipt of final payment for an aggregate of 15 MW worth of the Supply Agreement; the third one-fourth (the “Series C-3 Preferred Stock”) only become convertible upon the receipt of final payment for an aggregate of 25 MW worth of the Supply Agreement; and the last one fourth (the “Series C-4 Preferred Stock”) only become convertible upon the receipt of final payment for an aggregate of 40 MW worth of the Supply Agreement. If we comply with the provisions of the Supply Agreement, it will make sufficient purchases for each tranche of the Convertible Preferred Stock to vest and become convertible over the next four years. However, the Convertible Preferred Stock will become convertible at any time when the relevant payments are received by ENS for the specified purchases, even if the payments are made later or earlier than the schedule set out in the Supply Agreement. Up to December 31, 2016, no purchase of products had been made by us under the Supply Agreement.

The Convertible Preferred Stock possesses no voting rights except as required by law or for certain matters specified in the agreement. The Convertible Preferred Stock are perpetual, are not eligible for dividends, and are not redeemable. Besides, so long as any shares of Convertible Preferred Stock are outstanding, ENS may not pay dividends on its common stock and may not redeem more than $100 in common stock per year. The Convertible Preferred Stock has a liquidation preference equal to the greater of $28.0 million and the distribution of the entire assets on an as-converted basis.

The Warrant vests and becomes exercisable once we purchase and pays for 40 MW of the Supply Agreement, and will not vest or become exercisable if those purchases and payments do not occur before the termination of the Warrant, which will occur, whether the Warrant has vested or not, on July 13, 2019. Prior to exercise, the Warrant provides us with no voting rights. The Warrant may not be partially exercised. As the closing price of ENS’s common stock at December 31, 2016 and 2015 was below the exercise price of the Warrant, the Warrant was out-of-the-money at that date.

In connection with the Securities Purchase Agreement, we entered into a governance agreement with ENS (the “Governance Agreement”). Under the Governance Agreement, we are entitled to nominate one director to the board of directors of ENS for so long as we hold at least 10,000 convertible preferred shares or 25 million shares of common stock or common stock equivalents (the “Requisite Shares”). Additionally, for so long as we hold the Requisite Shares (1) following the time at which the Series C-2 Preferred Stock shall have become convertible in full, we shall be entitled to nominate a total of two directors and (2) following the time at which the Series C-3 Preferred Stock shall have become convertible in full, we shall be entitled to nominate a total of three directors. Provided in no event shall us be entitled to nominate a number of directors to the Board that would represent a percentage of the Board greater than the percentage determined by dividing the number of Common Stock Equivalents held by us by the sum of (A) the total shares of ENS’s Common Stock outstanding and (B) the number of shares of Common Stock into which the Preferred Stock held by us is convertible.

We account for the investment in the Purchased Common Stock under the equity method with balances recorded under Investment in an affiliate on the consolidated balance sheet. We include its proportionate share of net earnings or loss attributable to common stockholders under loss on investment in an affiliate in the consolidated statements of operations. We record the investment in the Convertible Preferred Stock at cost less provision for permanent decline in value under Investment in an affiliate on the consolidated balance sheet. We account for the Warrant as a derivative asset at fair value which is included in Derivative asset, noncurrent on the consolidated balance sheet. The derivative asset was initially recorded at its fair value of $16.9 million. The total consideration of $33.4 million less the fair value of warrants as of July 13, 2015 was allocated, based on relative fair value, between the investments in the Purchased Common Stock and in the Convertible Preferred Stock, which were initially recorded at $3.2 million and $13.2 million, respectively. The decrease in fair value of $2.3 million and $14.6 million of the Warrent was recorded under Other income (expenses) - Change in fair value of derivative asset/liability in the consolidated statements of operations for the years ended December 31, 2016 and 2015, respectively.

On August 30, 2016, we and Melodious Investments Company Limited (the “Melodious” or the “Purchaser”), a British Virgin Islands company wholly owned by Melodious International Investments Group Limited, entered into a definitive agreement (“Share Purchase Agreement “) to sell certain of its shares of ENS. Pursuant to the Share Purchase Agreement, we agree to sell 8,000,000 shares of the common stock, 7,012 shares of the C-1 convertible preferred stock and 4,341 shares of the C-2 convertible preferred stock of ENS for an aggregate purchase price of $17.0 million (the “Share Transfer”). The Share Transfer is subject to customary closing conditions. On December 22, 2016, all closing conditions were met and we received cash consideration of $8.5 million as of December 31, 2016. Consideration of $5.4 million and $3.1 million was allocated, based on the fair value, between the investments in the Common Stock and investments in the Convertible Preferred Stock, respectively.

Under the same agreement, we agreed that in the event any of the C-1 convertible preferred stock or C-2 convertible preferred stock subject to the Share Transfer is not converted into common stock of ENS within six months following the closing date, the purchaser shall (i) be released from the obligations to pay the unpaid portion of the consideration and (ii) have the right to request us to repurchase such C-1 preferred stock and C-2 preferred stock at a price of $1,018.25 per share of preferred stock, plus an uncompounded 10% annual interest of the total purchase price of $11.6 million. The amount of the repurchase price shall be deducted with the amount of the unpaid portion of the purchase price. As we do not expect to purchase and make payments for energy storage systems under the Supply Agreement within six months following the closing date, C-1 preferred stock or C-2 preferred stock would not be converted into common stock. Thus, due to the redemption term, we did not derecognize the investment in convertible preferred stock and recorded the proceeds of $3.1 million as borrowing as of December 31, 2016 (see Note 15 - Short term borrowings and long-term borrowings).

Pursuant to the Share Purchase Agreement, we transferred 8,000,000 shares of the common stock to Melodious on October 25, 2016. We derecognized the investment in the Purchased Common Stock under the equity method and recorded a gain of $3.6 million in earnings for the year ended December 31, 2016.

As at December 31, 2016 and 2015, the carrying amounts of investments in Purchased Common Stock were nil and $1.8 million, respectively. As at December 31, 2016 and 2015, the carrying amount of Convertible Preferred Stock was $2.2 million and $12.1 million respectively. During the year ended December 31, 2015, provision for decline in value of $1.1 million, which is considered to be other-than-temporary, was recorded under loss on investment in affiliates in the consolidated statement of operations. During the year ended December 31, 2016, we recorded provision for decline in value $9.9 million for the investment in Convertible Preferred Stock under loss on investment in affiliates in the consolidated statement of operations.

Acquisition of Dingding Yiwei

On September 1, 2015, we agreed to acquire 60% equity interests in Beijing Dingding Yiwei New Energy Technology Development Co., Ltd. (“Dingding Yiwei”), a company established in the PRC, at a cash consideration of $4.3 million, subject to certain closing conditions set forth in the share purchase agreement entered between us and the shareholders of Dingding Yiwei. In January, 2016, we settled the consideration of in cash and completed the registration as the shareholder with 60% equity interest in Dingding Yiwei. Dingding Yiwei engaged in the car rental business through its on-line platform in China.

After the completion of registration as shareholder of Dingding Yiwei, we were precluded by the former controlling shareholders and management of Dingding Yiwei to exercise any control over the operating and financial policies of Dingding Yiwei. Also, we were precluded from accessing any business or financial related information of Dingding Yiwei. We filed a lawsuit in 2017 against Dingding Yiwei and its shareholders to regain control of Dingding Yiwei. As at December 31, 2016, the investment in Dingding Yiwei had been recognized at cost less provision for decline in value under investment in affiliates on the consolidated balance sheet as we were unable to control or obtain any financial or non-financial information of Dingding Yiwei. As at December 31, 2016, full provision for decline in value of investment in Dingding Yiwei of $4.3 million, which is considered to be other-than-temporary, was recorded under loss on investment in affiliates in the consolidated statement of operations.

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

	For the year ended December 31,
	2014		2015		2016
	($ in thousands except percentage)
Net sales:
Net sales	91,642	100.0%	190,510	100.0%	140,199	100.0%
Cost of goods sold:
Cost of goods sold	77,430	84.5%	176,469	92.6%	120, 910	86.2%
Provision for losses on contracts	2,055	2.2%	5,932	3.1%	403	0.3%
Total cost of goods sold	79,485	86.7%	182,401	95.7%	121,313	86.5%
Gross profit	12,157	13.3%	8,109	4.3%	18,886	13.5%

Operating expenses:
General and administrative	8,286	9.0%	76,747	40.3%	34,251	24.4%
Sales, marketing and customer service	1,401	1.5%	39,428	20.7%	29,230	20.8%
Provision for (reversal of) doubtful accounts, notes and other receivables	(2,043)	(2.2)%	45,328	23.8%	30,465	21.7%

	For the year ended December 31,
	2014		2015		2016
	($ in thousands except percentage)
Impairment charges	—	—	10,853	5.7%	124,970	89.1%
Total operating expenses	7,644	8.3%	172,356	90.5%	218,916	156.1%
Operating income (loss)	4,513	4.9%	(164,247)	(86.2)%	(200,030)	(142.7)%
Other income (expense):
Interest expense	(2,259)	(2.5)%	(9,275)	(4.9)%	(9,043)	(6.5)%
Interest income	1,212	1.3%	2,218	1.2%	1,163	0.8%
Loss on extinguishment of convertible bonds	(8,907)	(9.7)%	—	—	—	—
Change in fair value of derivative asset/liability	972	1.1%	(15,650)	(8.2)%	(2,328)	(1.7)%
Loss on investment in affiliates	—	—	(2,493)	(1.3)%	(10,618)	(7.6)%
Net foreign exchange gain	1,498	1.6%	4,412	2.3%	797	0.6%
Others	815	0.9%	628	0.3%	(573)	(0.4)%
Total other (expense) income, net	(6,669)	(7.3)%	(20,160)	(10.6)%	(20,602)	(14.7)%
Income (loss) before income taxes	(2,156)	(2.4)%	(184,407)	(96.8)%	(220,632)	(157.4)%
Income taxes expense	3,040	3.3%	673	0.4%	336	0.2%
Net loss	(5,196)	(5.7)%	(185,080)	(97.1)%	(220,968)	(157.6)%

Comparison of the year ended December 31, 2016 to the year ended December 31, 2015

Net sales—Net sales were $190.5 million and $140.2 million for the years ended December 31, 2015 and 2016, respectively, representing a decrease of $50.3 million, or 26.4%. The decrease in net sales for the year ended December 31, 2016 over the comparative period was primarily due to the decrease of EPC project revenue and PV projects sales.

Cost of goods sold—Cost of goods sold was $182.4 million (95.7% of net sales) and $121.3 million (86.5% of net sales) for the years ended December 31, 2015 and 2016, respectively, representing a decrease of $61.1 million, or 33.5%. The decrease in cost of goods sold was in line with our contraction of business operations in China for the provision of EPC services to solar projects located in China.

Gross profit—Our gross profit increased from $8.1 million in the year ended December 31, 2015 to $18.9 million in the year ended December 31, 2016. Gross margins were 4.3% and 13.5% for the years ended December 31, 2015 and 2016, respectively. The increase in gross margin was primarily due to decrease revenue contribution from PV project sales, which had lower margins as compared with other business.

General and administrative expenses—General and administrative expenses were $76.7 million (40.3% of net sales) and $34.3 million (24.5% of net sales) for the years ended December 31, 2015 and 2016, respectively, representing an decrease of $42.4 million, or 55.3%. The decrease in our general and administrative expenses mainly consisted of the stock-based awards to our management, salaries and professional service fee.

Sales, marketing and customer service expenses—Sales, marketing and customer service expenses were $39.4 million (20.7% of net sales) and $29.2 million (20.8% of net sales) for the years ended December 31, 2015 and 2016, respectively, representing an decrease of $10.2 million, or 25.9%. The decrease in sales, marketing and customer service expenses was in line with our decrease of sales in 2016.

Provision for doubtful accounts, notes and other receivables—We recorded a provision for doubtful accounts, notes and other receivables of $45.3 million for the accounts receivable balance from EPC service revenue and other revenues based on the expected recoverable amount of these receivables in 2015. We recorded a provision for doubtful accounts and notes of $30.5 million in 2016, including (i) provision for doubtful recoveries of prepaid expenses and other current assets of $28.3 million based on the expected recoverable amount of these receivables.; (ii) provision for doubtful recoveries of the cost in excess of billings of $13.3 million; iii) reversal of bad debt allowance of $14.1 million due to collection back in 2016.

Impairment charges—Impairment charges were $10.9 million (5.7% of net sales) and $125.0 million (89.1% of net sales) for the years ended December 31, 2015 and 2016, respectively, including (i) the impairment loss of $65.2 million for goodwill; (ii) the impairment loss of $32.0 million for finance lease receivables; (iii) the impairment loss of $13.8 million for project assets; and (iv) the impairment loss of $12.6 million for property, plant and equipment.

Interest expense—Interest expense was $9.3 million (4.9% of net sales) and $9.0 million (6.5% of net sales), for the years ended December 31, 2015 and 2016 respectively, representing a decrease of $0.3 million, or 3.2%. The decrease in interest expense was in line with the decrease of borrowings in 2016.

Interest income—Interest income was $2.2 million (1.2% of net sales) and $1.2 million (0.8% of net sales) for the years ended December 31, 2015 and 2016, respectively, representing a decrease of $1.0 million, or 45.5%. The decrease in interest income was in line with the decrease in bank deposit in 2016.

Loss on extinguishment of convertible bonds—No such transaction occurred in 2015 and 2016.

Change in fair value of derivative asset/liability—Our change in fair value of derivative asset/liability was $15.7 million and $2.3 million for the years ended December 31, 2015 and 2016, respectively. The increase in change in fair value of derivative asset/liability was primarily due to the change in market value of the Warrant, which was issued by ENS to us in accordance with the ENS Purchase Agreement.

Loss on investment in affiliates—Loss on investment in affiliates was $2.5 million and $10.6 million for the years ended December 31, 2015 and 2016, respectively. It mainly represented the investment loss on ENS under equity method.

Other gains or expenses—We generated other gains of $5.0 million (2.6% of net sales) and other loss of $0.2 million (0.2% of net sales) in the years ended December 31, 2015 and 2016, respectively. The decrease in other gains or expenses was primarily due to the decrease of foreign exchange gain in the amount of $3.6 million.

Income tax expense—We had a provision for income taxes of $0.7 million (0.4% of net sales) and $0.3 million (0.2% of net sales) for the years ended December 31, 2015 and 2016, respectively.

Net loss—For the foregoing reasons, we incurred a net loss of $221.0 million (157.6% of net sales) for the year ended December 31, 2016, representing an increase compared to a net loss of $185.1 million (97.2% of net sales) for the year ended December 31, 2015.

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

Provision for doubtful accounts, notes and other receivables—We recorded a reversal of provision for doubtful accounts and notes of $2.0 million due to the collection back in 2014. We recorded provision for doubtful accounts and notes of $45.3 million in 2015, including i) bad debt allowance of $ 36.4 million, for the accounts receivable balance from EPC service revenue and other revenues based on the expected recoverable amount of these receivables; ii) provision for doubtful recoveries of $3.2 million due from a former executive for the withholding individual income tax of RSU; iii) provision for doubtful recoveries of the receivable in relation to the acquisition of Guo Dian of $ 3.2 million.

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

Change in fair value of derivative asset/liability—Our change in fair value of derivative asset/liability was negative $1.0 million and $15.7 million for the years ended December 31, 2014 and 2015, respectively. The increase in change in fair value of derivative liability was primarily due to the change in fair value of the Warrant, which was issued by ENS to us in accordance with the ENS Purchase Agreement.

Loss on investment in affiliates—Loss on investment in an affiliate was $2.5 million (1.3% of net sales) and nil for the years ended December 31, 2014 and 2015, respectively. It mainly represented the investment loss on ENS under equity method.

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

B.                                    Liquidity and Capital Resources

Liquidity

A summary of the sources and uses of cash and cash equivalents is as follows:

	For the year ended December 31,
	2014	2015	2016
	($ in thousands)
Net cash used in operating activities	(56,456)	(155,518)	(47,030)
Net cash used in investing activities	(44,885)	(52,008)	(13,117)
Net cash provided by (used in) financing activities	257,342	133,136	(17,819)
Effect of exchange rate changes on cash	(492)	(26)	20
Net (decrease) increase in cash and cash equivalents	155,509	(74,416)	(77,946)

As of December 31, 2014, 2015 and 2016, we had $156.5 million, $82.1 million and $4.2 million, respectively, in cash and cash equivalents.

Operating Activities

Net cash used in operating activities was $47.0 million for the year ended December 31, 2016, primarily as a result of (i) a net loss of $221.0 million and (ii) a decrease in note payable of $31.7 million, partially offset by (i) impairment charges of $155.4 million, (ii) a decrease in restricted cash related to operating activities of $25.9 million, and (iii) a decrease in project assets of $13.0 million.

Net cash used in operating activities was $155.5 million for the year ended December 31, 2015, primarily as a result of (i) a net loss of $185.1 million, (ii) an increase in accounts receivable of $86.4 million, (iii) an increase in restricted cash related to operating activities of $34.6 million, (iv) an increase in finance lease receivable of $31.2 million and (v) an increase in prepaid expenses and other assets of $25.6 million, partially offset by (i) impairment charges of $56.2 million, (ii) a decrease in costs and estimated earnings in excess of billings on uncompleted contracts of $41.3 million, (iii) stock-based compensation expense of $38.2 million, (iv) an increase in accrued liabilities and other liabilities of $25.2 million, (v) a decrease in project assets held for sale of $21.7 million and (vi) change in fair value of derivative assets/liability of $ 15.7 million.

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

Investing Activities

Net cash used in investing activities was $13.1 million for the year ended December 31, 2016, primarily as a result of (i) acquisitions of property, plant and equipment of $33.9 million; (ii) acquisition of subsidiaries, net of cash acquired of $2.3 million and (iii) acquisition of investment in affiliates of $3.5 million, partially offset by (i) proceeds from sale and leaseback transaction of $20.2 million and (ii) proceeds from disposal of investment in affiliates of $5.4 million.

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

Financing Activities

Net cash used in financing activities was $17.8 million for the year ended December 31,2016, primarily consisting of (i) the repayments of loans on Solarbao platform directly or through Solar Energy E-Commerce and Meijv of $170.4 million and (ii) the repayments of line of credit and loans payable of $140.0 million, partially offset by (i) proceeds of $181.0 million from loans on Solarbao platform through Solar Energy E-Commerce and Meijv; (ii) proceeds of $58.8 million from line of credit and loans payable, and (iii) decrease in restricted cash of $48.2 million.

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

Capital Resources and Material Known Facts on Liquidity

We had a net loss of $185.1 million in 2015. We had an accumulated deficit of $246.1 million and working capital of negative $80.0 million as of December 31, 2015.

Our liquidity position deteriorated since 2015. During the year ended December 31, 2015, we raised $65.0 million and $20.0 million from non-U.S. investors in private placements for the unregistered issuance of shares of our common stock at the price between $2.0-$2.7 per share and for the issuance of convertible note. However, we had short-term bank borrowings and loan financing through the Solarbao platform of an aggregate $103.2 million and $56.9 million as of December 31, 2015, respectively, with an interest rate ranging between 2.3% and 11.9% per annum, which will mature from 2016 to 2018. Subsequently, we repaid the short-term bank borrowings in the aggregate of $92.6 million in January 2016. With a net loss of $185.1 million during the year ended December 31, 2015, we had an accumulated deficit of $246.1 million and a working capital deficit of $80.0 million as of December 31, 2015. These raised substantial doubt about our ability to continue as a going concern.

Our liquidity position further deteriorated in 2016 and during period between January 1, 2017 and the date of this annual report. During the year ended December 31, 2016, we raised $5 million from non-U.S. investors in private placements for the unregistered issuance of shares of our common stock at the price $2 per share. However, we had short-term bank borrowings and loan financing through the Solarbao platform of an aggregate $58.8 million and $181.0 million as of December 31, 2016, respectively, with an interest rate ranging between 2.3% and 11.9% per annum, which will mature from 2016 to 2018. Subsequently, we repaid the short-term bank borrowings in the aggregate of $140.0 million. With a net loss of $221.0 million during the year ended December 31, 2016, we had an accumulated deficit of $466.8 million and a working capital deficit of negative $176.2 million as of December 31, 2016. These raised substantial doubt about our ability to continue as a going concern.

Recently, we have revised the assumptions underlying our existing operating plans and recognized the fact that additional actions were needed to reposition our operations to minimize our cash outflows. Therefore, we are undertaking a number of initiatives in order to conserve or generate cash on an incremental basis in 2017. These initiatives include

•                  Private placements and other capital raising initiatives. We are actively pursuing a number of capital raising initiatives including various private placements. In April 2017, we entered into a share purchase agreement with Tiger Capital Fund SPC participating in Tiger Global SP, which has agreed to purchase 80,000,000 ordinary shares, at an aggregate purchase price of $5,760,000. In June 2017, the Tiger Fund agreed to assign its rights and obligations under the share purchase agreement to Qian Kun Prosperous Times Investment Limited. The transaction was completed in July 2017. In October 2017, we entered into share purchase agreements with each of Qian Kun Prosperous Times Investment Limited and Alpha Assai fund SP of Sunrise SPC to purchase 80,000,000 and 240,000,000 ordinary shares respectively, for a total consideration of $33,920,000. We expect to positively increase our cash position after completing these private placements. At the same time, we have been in active communication with holders of our convertible bonds to negotiate a new repayment schedule and repayments terms, which could improve our cash position.

•                  Disposal of properties and completion and sales of solar projects and other assets. These initiatives include construction and transfer of our solar projects located in the United Kingdom, Japan and Hawaii, sales of our operating solar assets in China, and reduction of our headcount in China. For example, in June 2017, we announced an agreement to sell a solar project in the United Kingdom with the capacity of approximately 4.5 MW and expect to complete the transaction in December 2017. In March 2017, we entered into definitive agreement to sell two solar projects in Japan with total capacity of 4.8 MW. One of the solar projects them successfully connected to grid in October 2017 and we expect to complete the transaction in November 2017. The other solar project will commence construction in early 2018 and we expect to complete the transaction  in the second half of 2018. In addition, we have also recently commenced the construction of three solar projects in Hawaii with a total capacity of 2MW. We plan to commence the construction of balance tranche 1 projects of 5MW total capacity in the first quarter of 2018, and we expect to complete the construction and sales of these 5MW projects by the end of 2018. We commenced the engineering design of Hawaii tranche 2 project of 4.7MW total capacity in October 2017, and we expect to complete the construction and sales of this FIT project within the next 18 months. In addition to these two projects, we have a  tranche 3 project pipeline with 8.3MW total capacity in Hawaii, the development of which will be completed in 2018 and construction commence in 2019. The completion and sales of these three tranches of solar projects in Hawaii are expected to bring in significant amount of cash to the company to improve liquidity and capital to reinvest into new solar projects. The completion of these solar projects is expected to bring in significant amount of cash to us to improve our liquidity, and allow us to invest in new solar projects. As part of our initiatives to recover our account receivables of our EPC business in China, we have been actively working with certain strategic investors to allow them to invest in our grid connected solar projects in China. In October, we have entered into certain pre-sales and purchase agreement with a public company in China to acquire a total capacity of up to 40MW of certain solar projects.  After the sales are completed, we expect to use the proceeds to settle approximately RMB 363 million ($55 million) to investors on the Solarbao platform and also vendors for these solar farms. Furthermore, we have received an indication of interest to purchase two solar farms from us, and we expect a sales and purchase agreement to entered into by end of 2017. Copying the same model, we are in discussion with another solid partner in the industry for three on-ground DG solar farms. In addition to these initiatives, we have been actively using legal proceedings against project debtors and have successfully secured judgment against them.

•                  Improvement in working capital management. We have downsized our regional offices in both Beijing and Suzhou and reduce our headcount significantly in both offices. In addition to these measures, we are actively pursuing a number of capital raising initiatives, including various private placements. As the Solarbao platform stopped offering new products, we consolidated various departments and simplified our management in connection therewith,  and reduced our employees in the research and development and IT team. We are strictly controlling our business expenses and cutting down marketing and advertising expenses. We have also moved our offices in the U.S. and in UK to lower our rental expense. In addition, we have significantly reduced  the compensation to our management team. As a result of these measures, we have successfully lowered operating expenses as compared to last year.

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

As a result, our PRC subsidiaries are restricted in their ability to transfer their net assets to us in the form of cash dividends, loans or advances. As of December 31, 2016, the amount of the restricted net assets, which represents registered capital, additional paid-in capital and cumulative appropriations made to statutory reserves, was nil.

Capital Expenditures

We incurred capital expenditures of $19.9 million, $71.2 million and $23.2 million in 2014, 2015 and 2016, respectively. Capital commitments amounted to approximately $54.8 million as of December 31, 2016. These capital commitments will be used primarily for the construction of our solar projects. We expect to finance construction of these projects using cash from our operations and private placements, bank borrowings, financial leases as well as other third-party financing options.

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

Trend information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for 2016 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause reported consolidated financial information not necessarily to be indicative of future operating results or financial conditions.

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

Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2016:

	Payment due by period
Contractual Obligations	Total	less than 1 year	1-3 years	3-5 years	more than 5 years
	($ in thousands)
Convertible bonds	55,000	55,000	—	—	—
Short-term borrowings(1)	82,056	82,056	—	—	—
Long-term debt obligations(2)	17,171	2,078	11,095	1,314	2,684
Capital (finance) lease obligations(3)	33,226	7,419	8,041	5,105	12,661
Operating lease obligations	13,164	2,194	2,124	1,170	7,676
Capital commitment	54,845	54,845	—	—	—
Total	255,462	203,592	21,260	7,589	23,021

Notes:

(1)             Includes interests that are derived using an average rate of 7.8% per annum for short-term borrowings.

(2)             Includes interests that are derived using rates ranging from 5.0% to 10.2%.

(3)             Includes interests that are derived using rates ranging from 6.0% to 6.125% per annum.

Safe Harbor

This annual report on Form 20-F for the fiscal year ended December 31, 2016, and information we provide in our press releases, telephonic reports and other investor communications, including those on our website, contains forward-looking statements within the meaning of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Securities Act of 1933, as amended (the “Securities Act”), which are subject to risks, uncertainties, and assumptions that are difficult to predict. All statements in this annual report on Form 20-F, other than statements of historical fact, are forward-looking statements. These forward-looking statements are made pursuant to safe harbor provisions of the Private Securities Litigation Reform Act of 1995.

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

ITEM 6.                                                DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.                                    Directors and Senior Management

The following table sets forth the names and ages of our current board of directors (the “Board”) and our named executive officers and the principal offices and positions held by each person. Our executive officers are appointed by the Board. Our directors serve until the earlier to occur of the appointment of his or her successor at the next meeting of shareholders, death, resignation or removal by the Board. There are no family relationships among our directors and our named executive officers.

Name	Age	Position
Xiaofeng Peng	42	Director, Executive Chairman of the Board of Directors and Chief Executive Officer
Maurice Wai-fung Ngai	55	Director
Lang Zhou	55	Director
Min Xiahou	53	Director and Deputy Chairman of the Board of Directors
Hoong Khoeng Cheong	52	Director and Chief Operating Officer
Tairan Guo	39	Chief Financial Officer
Lu Qing	46	Director

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

Mr. Xiaofeng Peng has served as a director and the executive chairman of our Board since January 10, 2011 and as our chief executive officer since March 25, 2016. Mr. Peng was appointed chairman of the Board pursuant to the Stock Purchase Agreement entered into between us and LDK on January 5, 2011. Mr. Peng founded LDK in July 2005 and is its chairman of the board and chief executive officer. Prior to founding LDK, Mr. Peng founded Suzhou Liouxin Co., Ltd., or Suzhou Liouxin, in March 1997 and was its chief executive officer until February 2006. Suzhou Liouxin is a leading manufacturer of personal protective equipment in Asia. Mr. Peng graduated from Jiangxi Foreign Trade School with a diploma in international business in 1993 and from Beijing University Guanghua School of Management with an executive MBA degree in 2002.

Dr. Maurice Wai-fung Ngai has served as our director since May 9, 2016. Dr. Ngai is a member of the Working Group on Professional Services under the Economic Development Commission of HKSAR, a director of Hong Kong Coalition of Professional Services, the President of the Hong Kong Institute of Chartered Secretaries (2015), a General Committee member of The Chamber of Hong Kong Listed Companies, a member of Qualification and Examination Board of the Hong Kong Institute of Certified Public Accountants and the Adjunct Professor of Law of Hong Kong Shue Yan University. Dr. Ngai obtained a Doctoral Degree in Finance at Shanghai University of Finance and Economics, a Master’s Degree in Corporate Finance from Hong Kong Polytechnic University, a Master’s Degree in Business Administration from Andrews University of Michigan and a Bachelor’s Degree in Laws at University of Wolverhampton. He is in a selected talent pool of State-owned Assets Supervision and Administration of the State Council (SASAC) and is serving as an independent non-executive director of several reputable listed companies.

Dr. Lang Zhou has served as our director since April 17, 2014. Dr. Zhou has been a professor of Nanchang University since 1997. Dr. Zhou has extensive experience in the solar industry. Dr. Zhou received a doctoral degree in materials science and engineering from University of Science and Technology Beijing, and received a Master of Science and a Bachelor of Science in materials science and engineering from Shanghai Jiao Tong University in 1985.

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

Mr. Hoong Khoeng Cheong has served as our director since September 2017, as our chief operating officer since May 2014. Mr. Cheong has more than 20 years of engineering and operation experience in the solar and electronics industries. He served in various management positions in LDK from 2011 to 2014 and he was appointed as the chairman of the Management Board and chief executive officer of Sunways AG, a publicly-listed company in Germany. He previously served as our general manager from 2007 to 2011 and was responsible for PV system design and development as well as the manufacturing of key components for PV modules and racking systems before joining LDK. Prior to joining the solar industry in 2007, Mr. Cheong spent 16 years in the electronics industry responsible for engineering development and manufacturing of liquid crystal display products and he served as the Vice President of Engineering of an affiliate of Flextronics International Ltd. Mr. Cheong holds a Bachelor of Science degree in mechanical engineering from the University of Louisiana and obtained his Master of Science in computer integrated manufacturing from Nanyang Technology University in 1997.

Mr. Tairan Guo served as our interim chief financial officer from March 25, 2016 to November 17, 2016 and has served as our chief financial officer since February 2017. From December 2014 to March 24, 2016, Mr. Guo was assistant to chairman and head of SolarDian, SPI Energy’s green energy asset management and retail platform. Before joining SPI Energy, Mr. Guo was the co-founder of Unisun Energy Group, a global PV power plant investor, developer and clean energy solutions provider, and the general manager of Unisun Japan. Prior to that Mr. Guo served as chief business officer, executive director on Board, and acting chief financial officer at China Technology Development Group Corporation, a leading solar model provider and PV power plant investor under China Merchants Group, which was listed on the Nasdaq Stock Market using the ticker symbol CTDC. Before that he worked in Germany at Dorma Automatic GmbH and Haniel Group. Mr. Guo graduated from Germany’s Ruhr University Bochum in 2005 with a Master’s degree in European Economics and Culture, and obtained double Bachelor’s degrees in Economics and German Language and Literature from Peking University in 2002.

Ms. Lu Qing has served as our director since May 2017. She currently serves as the chief operating officer of WisePublic Asset Management Limited, where she manages daily operations, and acts as the special consultant to Peking Certified Public Accountants. Ms. Lu Qing has qualified experience in the finance, accounting, tax and legal fields. She served the head of internal audit of China Regenerative Medicine International Limited (8158 HK) from January 2013 to October 2015. Ms. Lu Qing also served as financial controller of Mainland China at Sing Tao News Corporation Limited (1105 HK) from May 2005 to May 2008. From February 1992 to March 2002, Ms. Lu Qing served as one of the major business partners and vice general manager at Peking Certified Public Accountants. Ms. Lu Qing received bachelor’s degree in economics, major in accounting from Central University of Finance and Economics in June 1993, and a master’s degree in law from Peking University in January 2001. Ms. Lu Qing is also a Certified Tax Agents, Certified Public Valuer, and Certified Public Account in China.

B.                                    Compensation of Directors and Executive Officers

For the year ended December 31, 2016, the aggregate cash compensation and benefits that we paid to our directors and executive officers was approximately $1.6 million. No pension, retirement or similar benefits have been set aside or have accrued by us for our executive officers of directors.

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

Termination and Amendment of the Plan. This plan was terminated automatically in 2016 pursuant to its terms. Our Board has the authority to amend, suspend or terminate the plan, subject to shareholder approval with respect to certain amendments. No award will be granted after termination of this plan but all awards granted prior to termination will remain in effect in accordance with their terms.

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

Option Awards

The following table summarizes the outstanding options that we granted to our directors and executive officers and to other individuals as a group under both of our 2006 Equity Incentive Plan and our 2015 Equity Incentive Plan as of the date of this annual report. We have not granted any outstanding options other than to the individuals named below.

	Number of		Exercise
Name	Shares		Price ($)	Grant Date	Expiration Date
Xiaofeng Peng	10,000,000	*	$0.0363	September 2017	September 2027
Maurice Ngai	360,000		$0.62	May 2016	May 2026
	500,000		$0.62	May 2016	May 2026
	500,000		$0.0363	September 2017	September 2027
Lang Zhou	500,000	*	$0.62	May 2016	May 2026
	300,000		$0.0363	September 2017	September 2027
	100,000		$0.31	June 2014	June 2024
Min Xiahou	3,000,000	*	$0.0363	September 2017	September 2027
		*
Hoong Khoeng Cheong	4,600,000	*	$0.0363	September 2017	September 2027
Tairan Guo	4,250,000	*	$0.0363	September 2017	September 2027
Qing Lu	80,000		$0.0363	September 2017	September 2027
Directors and executive officers as a group	24,190,000	*	From $0.0363 to $0.62	From August 2013 to March 2026	From May 2026 to September 2027
Other individuals as a group	6,170,000	**

*                 Upon exercise of all share options, would beneficially own less than 1.0% of our then outstanding share capital.

**          Upon exercise of all share options, each such individual would beneficially own less than 1.0% of our then outstanding share capital.

C.                                    Board Practices

Board of Directors

Our board of directors currently consists of six directors, three of whom satisfy the “independence” requirements of Rule 10A-3 under the Exchange Act and Rule 5605 of the NASDAQ Rules. The law of our home country, which is the Cayman Islands, does not require a majority of the board of directors of our Company to be composed of independent directors, nor does the Cayman Islands law require that of a compensation committee or a nominating committee. We intend to follow our home country practice with regard to composition of the board of directors. A director is not required to hold any shares in the Company by way of qualification. A director who is in any way, whether directly or indirectly, interested in a contract or transaction or proposed contract or transaction with our company must declare the nature of his interest at a meeting of the directors. Subject to the NASDAQ Rules and disqualification by the chairman of the relevant board meeting, a director may vote in respect of any contract or transaction or proposed contract or transaction notwithstanding that he or she may be interested therein and if he or she does so his or her vote shall be counted and he or she may be counted in the quorum at the relevant board meeting at which such contract or transaction or proposed contract or transaction is considered. Our board of directors may exercise all of the powers of our Company to borrow money, to mortgage or charge our undertakings, property and uncalled capital, and to issue debentures or other securities whenever money is borrowed or pledged as security for any debt, liability or obligation of our Company or of any third party.

Committees of the Board of Directors

We have an audit committee, a compensation committee and a nominating and corporate governance committee under the board of directors. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee

Our audit committee consists of Maurice Ngai, Qing Lu and Lang Zhou, and is chaired by Maurice Ngai. All of the members of our audit committee satisfy the “independence” requirements of Rule 10A-3 under the Exchange Act and Rule 5605 of the NASDAQ Rules. The audit committee assists the Board’s oversight of (1) the quality and integrity of our financial statements and related disclosure, (2) our compliance with legal and regulatory requirements, (3) the independent auditor’s qualifications and independence, (4) the performance of our internal audit function and independent auditors and (5) related-party transactions. The audit committee is responsible for, among other things:

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

Compensation Committee

Our compensation committee consists of Xiaofeng Peng and Maurice Ngai and Qing Lu, and is chaired by Xiaofeng Peng. Maurice Ngai and Qing Lu satisfy the “independence” requirements of Rule 10A-3 under the Exchange Act and Rule 5605 of the NASDAQ Rules. Our home country practice differs from the NASDAQ Rules that require the compensation committees of listed companies to be comprised solely of independent directors. There are, however, no specific requirements under Cayman Islands law on the composition of compensation committees. The compensation committee has overall responsibility for evaluating and recommending to the Board compensation of our directors and executive officers and our equity-based and incentive compensation plans, policies and programs. The compensation committee is responsible for, among other things:

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

Our nominating and corporate governance committee consists of Xiaofeng Peng and Lang Zhou and Qing Lu, and is chaired by Xiaofeng Peng. Qing Lu and Lang Zhou satisfy the “independence” requirements of Rule 10A-3 under the Exchange Act and Rule 5605 of the NASDAQ Rules. Our home country practice differs from the NASDAQ Rules that require the nominating committees of listed companies to be comprised solely of independent directors. There are, however, no specific requirements under Cayman Islands law on the composition of nominating committees. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the Board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

Terms of Directors and Executive Officers

The Board does not believe it is in the best interests of the Company to establish term limits at this time. Additionally, such term limits may cause the Company to lose the contribution of directors who have been able to develop, over a period of time, increasing insight into the Company’s business and therefore can provide an increasingly significant contribution to the Board. Our officers are appointed by and serve at the discretion of the board of directors. A director will cease to be a director if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found by our company to be or becomes of unsound mind; (iii) resigns his office by written notice to the Company; (iv) the board resolves that his office be vacated; or (v) is removed from office pursuant to any other provision of our memorandum and articles of association.

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

D.                                    Employees

As of December 31, 2014, 2015 and 2016, we had 141, 884 and 327 employees, respectively. Substantially all of these employees are located in China with a small portion of employees based in the U.S., the U.K., Italy, Greece, Hong Kong and Japan. The following table sets forth the number of our employees for each of our major functions as of December 31, 2016:

Major functions	As of December 31, 2016
Managerial functions	81
Operating functions	218
Others	28
Total	327

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

E.                                    Share Ownership

The following tables set forth information with respect to the beneficial ownership of our shares as of the date of the report:

•                  each of our directors and executive officers; and

•                  each person known to us to own beneficially in excess of 5% of our ordinary shares.

Directors and Executive Officers	Shares Beneficially Owned		Percentage Beneficially Owned
Xiaofeng Peng, Chairman of the Board	272,404,000	[1]	30.4%
Maurice Wai-fung Ngai, Director	*		*
Qing Lu, Director	*		*
Lang Zhou, Director	*		*
Min Xiahou, Deputy Chairman of the Board	*		*
Hoong Khoeng Cheong, Director and Chief Operating Officer	*		*
Tairan Guo, Chief Financial Officer	*		*
All Directors and Executive Officers as a Group	302,580,750	[2]	33.2%

(1)             Consists of options to purchase 10,000,000 ordinary shares. Mr. Xiaofeng Peng, as the spouse of Ms. Shan Zhou, may be deemed to beneficially own the 87,500,000 ordinary shares of the Company held by Ms. Shan Zhou. Furthermore, LDK New Energy Holding Limited, or LDK Energy, directly owns 12,734,000 ordinary shares and holds an option to purchase 162,170,000 ordinary shares.  As a director and as the spouse of Ms. Zhou, who is the sole shareholder and a director of LDK Energy, Mr. Peng may be deemed to beneficially own such 174,904,000 ordinary shares beneficially owned by LDK Energy.

(2)             Consists of an aggregate of 116,220,750 ordinary shares and options to purchase an aggregate of 186,360,000 ordinary shares.

*                 Less than 1.0%.

Principal Shareholders	Ordinary Shares Beneficially Owned	Percentage Beneficially Owned
LDK Solar USA, Inc.[1]	131,746,347	18.2%
LDK Solar Europe Holding SA2	9,771,223	1.3%
Shan Zhou[3]	272,404,000	30.4%

Principal Shareholders	Ordinary Shares Beneficially Owned	Percentage Beneficially Owned
Qian Kun Prosperous Times Investment Limited[4]	80,000,000	11.0%
Joy Sky Investment Limited[5]	55,560,000	7.7%
Strong Textile Hong Kong Limited[6]	42,060,000	5.8%
Sinsin Europe Solar Asset Limited Partnership[7]	38,225,846	5.3%

(1)             LDK Solar USA, Inc. LDK Solar USA, Inc. is wholly owned by LDK Solar CO., Ltd. The address of LDK Solar USA, Inc. LDK Solar USA, Inc. is One Front Street, Suite 1600, San Francisco, CA 94111, USA.

(2)             LDK Solar Europe Holding S.A. is wholly owned by LDK Solar International Co., Ltd., which is in turn wholly owned by LDK Solar CO., Ltd. The address of LDK Solar Europe Holding S.A. is 898, rue Pafebruch, L-8308, Capellen RCS, Luxembourg.

(3)             Consists of 87,500,000 ordinary shares held by Ms. Zhou and 174,904,000 ordinary shares beneficially owned by LDK Energy.  As the spouse of Mr. Peng, Ms. Zhou may also be deemed to beneficially own 10,000,000 ordinary shares that Mr. Peng has the option to purchase.

(4)             Mr. Yunshi Wang is the natural person who has sole voting and investment power over 80,000,000 ordinary of the company shares held through Qian Kun Prosperous Times Investment Limited. The address of Qian Kun Prosperous Times Investment Limited is Sea Meadow House, Blackburne Highway, (P.O. Box 116), Road Town, Tortola, British Virgin Islands.

(5)             Ms. Yaqin Meng is the natural person who has sole voting and investment power over shares of our common stock held by Joy Sky Investment Limited. The address of Joy Sky Investment Limited is Portcullis TrustNet Chambers, P.O. Box 3444, Road Town, Tortola, British Virgin Islands.

(6)             Ms. Caihong Lu is the natural person who has sole voting and investment power over shares of our common stock held by Strong Textile Hong Kong Limited. The address of Strong Textile Hong Kong Limited is Unit E, 3/F, Wing Tat Commercial Building, 97 Bonham Strand East, Sheung Wan, Hong Kong.

(7)             Sinsin Europe Solar Asset Limited Partnership’s general partner is Solar Asset Management Capital Inc. Solar Asset Management Capital Inc. is wholly owned by SAM Capital Holdings Limited. The address of Sinsin Europe Solar Asset Limited Partnership is Suite 716, 10 Market Street, Grand Cayman KY1-9006, Cayman Islands.

As of the date of this annual report, 725,067,172 ordinary shares are issued and outstanding. We cannot ascertain the exact number of beneficial shareholders with addresses in the United States.

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

A.                                    Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.                                    Related Party Transactions

Transactions with Our Directors, Executive Officers and Shareholders

In 2016 and 2015, the total fund raised from individual investors through Solar Energy amounted to $22.0 million and $145.6 million, of which $1.8 million and $11.5 million was settled by the coupons issued by us to individual investors without cash inflow and the amount of $20.0 million and $129.8 million had been received by us from Solar Energy as of December 31, 2016 and 2015 and Solar Energy charged $0.1 million and $1.1 million as commission fee to us at 1% of the fund principal. As of December 31, 2016 and 2015, we had other receivable (gross) of $3.2 million and $3.2 million from Solar Energy respectively for the fund received from the individual investors on behalf of us by Solar Energy net of its commission fee and made an allowance for doubtful debts of $3.2 million and $1.6 million respectively based on the recoverable amount of the receivable from Solar Energy.

In connection with the launch of the Underlying PV Products as discussed in Note 15—Borrowings, we issued to Jiangxi LDK Solar Hi-Tech Co., Ltd. (“LDK Jiangxi”) and Suzhou Liuxin Industry Ltd. (“Liuxin”) coupons with total face value of $0.8 million and $0.6 million respectively during the year ended December 31, 2015. Both LDK Jiangxi and Liuxin are related parties of us. LDK Jiangxi is a wholly owned subsidiary of LDK Solar Co., Ltd. (“LDK”), principle shareholder of us. Liuxin is wholly owned by Mr. Peng’s father. These coupons are freely transferable among holders but could not be redeemed in cash. When the holder subscribe the on-line products through the on-line platform of Solar Energy, the holders could redeem the coupons and reduce the original purchase price for the on-line products by the face value of the coupons. In 2015, we received full payment of $0.6 million from Liuxin for the face value of the coupons issued. For the coupons of $0.8 million issued to LDK Jiangxi, they were applied to offset the outstanding accounts payables of $0.8 million to LDK Jiangxi under mutual agreement between us and LDK Jiangxi. As of December 31, 2015, all coupons issued to these related parties had been redeemed through the on-line platform.

In 2015, we incurred commission fee of $3.5 million to SUPERMERCY Limited (“SUPERMERCY”), one of the shareholders of us, in respect of certain funds successfully raised by us that had been resulted from the services rendered by SUPERMERCY. The commission fee was recognized as a deduction of the funds raised recorded in additional paid in capital within the stockholders’ equity.

As of December 31, 2016 and 2015, we owed to LDK Group of nil and $42 thousand, respectively, as LDK made salary payment to certain employees on behalf of us.

During the year ended December 31, 2016 and 2015, we made advance payments of $0.5 million and $0.3 million respectively to Mr. Peng for which a full provision has been recorded by us as of December 31, 2016 and 2015.

During the year ended December 31, 2016, we made advance payments of $1.7 million to Mr. Minghua Zhao, a director of us, for which $1.5 million had been received and a provision of $0.1 million has been recorded by us as of December 31, 2016.

During the year ended December 31, 2016, Suzhou Industrial Park Chengcheng Enterprise Guarantee Limited Company (“Chengcheng”) provided guarantee to secure the repayment obligation under the sale-and-leaseback agreement (see Note 4)entered with Alxa. The principle of the finance lease receivable guaranteed by Chengcheng amounted to $23.0 million as of December 31, 2016 and will expire in 2025. Mr. Minghua Zhao, a former director of us, is the legal representative of Chengcheng.

On March 30, 2015, we entered into a share purchase agreement (the “LDK Share Purchase Agreement”) with LDK Group. Pursuant to the LDK Share Purchase Agreement, we agreed to purchase from LDK Group three LDK’s subsidiaries incorporated in Italy and California respectively which hold three solar PV plants in total, at a cash consideration of $2.4 million. We will also assume certain indebtedness contemplated in the LDK Share Purchase Agreement up to a maximum amount to be agreed upon among us and the LDK Group prior to the closing date of the transaction. The transaction is subject to several closing conditions including completion of satisfactory due diligence. In connection with the acquisition, we paid $2.0 million as deposits for the acquisition, such prepaid deposits were subsequently agreed by both parties to offset against certain payable balances due to LDK Group, on September 30, 2015.

As of December 31, 2016 and 2015, we had accounts payable to LDK Group of $4.4 million and $5.1 million, respectively, which were primarily related to purchases of solar cells for solar development projects. The solar cells purchased from LDK Group for the years ended 2016, 2015 and 2014 amounted to $3.7 million, $11.7 million and $5.8 million respectively. We also consigned LDK Group to process solar cells to solar panels for its on-line platform business in 2016. The processing fee charged by LDK Group amounted to nil, $4.0 million and nil for the years ended 2016, 2015 and 2014. Pursuant to a Settlement and Mutual Release dated December 30, 2014 and a supplementary agreement dated September 30, 2015, the LDK Group received $11.0 million from us during the year ended December 31, 2015 for full settlement of outstanding receivable balances of $28.8 million due from us. As a result, we derecognized liabilities of $17.8 million due to LDK Group which was accounted for as a capital transaction by increasing additional paid in capital as of December 31, 2015.

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

                Legal enforceability of these contractual arrangements has not been established primarily because the registration of the equity interest pledge agreement with the relevant PRC government authority has not been completed, as one of the legal shareholder’s equity in Solar Energy E-Commerce is restricted for pledge and transfer, making us unable to legally enforce our right under the equity interest pledge agreements and potentially other agreements. As a result, we did not consolidate the operating results of Solar Energy E-Commerce into our financial statements as of and for the year ended December 31, 2015. We have migrated Solarbao from Solar Energy E-commerce to Meijv since April 2016. We have entered into contractual arrangements with Meijv and its sole shareholder, Youying. We have set up contractual arrangements with Youying’s individual shareholders. See “—Contractual Arrangements with Meijv and Its Shareholders” below. We also used to carry out our on-line solar products trading business through www.solartao.com, which was operated by Solarbao E-Commerce (Suzhou) Limited (“Lv Neng Tao”) to sell PV products, such as solar panel, invertor, framework and solar lamps, and this website was operated in a very short history. See “—Contractual Arrangements with Lv Neng Tao and Its Shareholders” below.

Contractual Arrangements with Meijv and Its Shareholder

We, through our wholly-owned subsidiary, Yan Hua Internet, have entered into a series of contractual arrangements with Meijv and Youying, whose shareholders are Mr. Min Xiahou, deputy chairman of our board of directors and Mr. Tairan Guo as of the date of this annual report:

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

We registered the equity interest pledge agreement among Yan Hua Internet, Meijv and Youying with the relevant PRC government authority on March 17, 2016. Mr. Min Xiahou, Mr. Tairan Guo, Youying and Yan Hua Internet have entered into a set of contractual arrangements, including an equity interest pledge agreement on May 11, 2017, similar to those entered among Yan Hua Internet, Youying and Meijv. As the 100% shareholder of Meijv, Youying has pledged its equity interests in Meijv and registered this equity pledge with the relevant PRC government authority, and the legal enforceability of the contractual agreements is established.

Contractual Arrangements with Lv Neng Tao and Its Shareholders

We, through our wholly-owned subsidiary, Yan Hua Internet, have entered into a series of contractual arrangements with Lv Neng Tao, whose shareholders are Mr. Min Xiahou, deputy chairman of our board of directors , Mr. Minghua Zhao, a former director of our board of directors, and Mr. Tairan Guo as of the date of this annual report:

Exclusive Business Cooperation Agreement. Pursuant to the exclusive business cooperation agreement entered into between Lv Neng Tao and Yan Hua Internet, Lv Neng Tao irrevocably appoints and designates Yan Hua Internet as its exclusive service provider to provide, among others, relevant technical and consulting services. The service fees are determined based on the actual services provided by Yan Hua Internet during the relevant period. This agreement shall remain effective unless otherwise terminated by Yan Hua Internet or terminated according to other provisions therein. Yan Hua Internet may terminate this agreement in its sole discretion at any time with prior written notice.

Exclusive Call Option Agreement. Through the exclusive call option agreements entered into among Yan Hua Internet, Mr. Min Xiahou, Mr. Minghua Zhao and Mr. Tairan Guo respectively, Yan Hua Internet or its designated third party has an exclusive purchase option to acquire all or a part of the equity interest or assets in Lv Neng Tao at any time when permitted by applicable PRC laws and regulations in its sole discretion. The transfer price will be the minimum amount of consideration permitted under PRC law at the time of transfer. In addition, without Yan Hua Internet’s or its controlling shareholder’s prior written consent, the shareholders of Lv Neng Tao shall not transfer their equity interest in Lv Neng Tao, and Lv Neng Tao shall not transfer any of its assets. These agreements will remain effective until all of Lv Neng Tao’s equity interest and assets are transferred to Yan Hua Internet or its designated third party.

Proxy Voting Agreement. Through the proxy voting agreements entered into among Yan Hua Internet, Mr. Min Xiahou, Mr. Minghua Zhao and Mr. Tairan Guo respectively, Mr. Min Xiahou, Mr. Minghua Zhao and Mr. Tairan Guo all undertake to execute a power of attorney to exclusively assign their rights as shareholder of Lv Neng Tao to Yan Hua Internet’s designated person, including voting right, right to transfer any equity interest in Lv Neng Tao and right to appoint directors and officers. These agreements will remain effective so long as Mr. Min Xiahou, Mr. Minghua Zhao and Mr. Tairan Guo remain to be the shareholders of Lv Neng Tao.

Equity Interest Pledge Agreement. To ensure Lv Neng Tao’s performance of its obligations under the exclusive business cooperation agreement, the exclusive option agreement and the proxy voting agreement, Mr. Min Xiahou, Mr. Minghua Zhao and Mr. Tairan Guo as the shareholders of Lv Neng Tao have entered into equity interest pledge agreements with Yan Hua Internet to pledge their equity interests in Lv Neng Tao to Yan Hua Internet. These equity interest pledge agreements will remain effective until the full performance of the contractual obligations under the exclusive business cooperation agreement, the exclusive call option agreements and the proxy voting agreements.

We registered the equity interest pledge agreements among Yan Hua Internet, Mr. Min Xiahou, Mr. Minghua Zhao, Mr. Tairan Guo and Lv Neng Tao with the relevant PRC government authority on July 13, 2017, and the legal enforceability of the contractual agreements is established. And we believe that the current corporate structure of Lv Neng Tao is in compliance with existing PRC laws, rules and regulations.

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

Legal and Administrative Proceedings

On June 26, 2015, Aaron Read & Associates (“Aaron Read”) filed a complaint against us for commissions with respect to a solar project in North Palm Springs, California. Araon Read is seeking damages in the amount of approximately $0.5 million plus attorney’s fees and claimed it is due commissions ranging from 0.25% to 2.0% of the project’s gross revenues depending on the level of involvement by Aaron Read in assisting in obtaining the project by us. We deny that Aaron Read assisted in the project acquisition, and even if it is deemed that Aaron Read assisted, they would be entitled to only 0.25%, i.e. $0.1 million. As of the date of issuance of these financial statements, this matter is at its early stage of the proceeding and it is uncertain how the United States Court will rule on the plaintiff’s appellate brief. Based on information available to us, management believes that it is remote that a loss had been incurred. Accordingly, no accrual was made as of December 31, 2016.

Our several previous employees filed suits in November 2015, December 2015, February 2016 and March 2016 against us for breach of their prior employment contracts with us. As of the date of issuance of these financial statements, we assessed it was probable to make settlement to the employees for these lawsuits, except one of these cases that are at early stage of the proceeding and it is uncertain how the United States Court will rule on the plaintiff’s appellate brief. Based on the information available to us, management believe that it is probable that a loss had been incurred and accordingly, a provision of $1.2 million was made as of December 31, 2016.

On August 7, 2016, TBEA Sunoasis filed a complaint against us in a PRC court alleging that we delayed the payment of $3.8 million for equity transfer of one of our subsidiary Xinte together with factoring interest and bank charge of $1.3 million, penalty interest for delay payment of factoring of $0.8 million, and penalty of $0.2 million. Judgement of first instance was made on May 27, 2017, that we shall pay for the delayed payment of $3.8 million for the above acquisition together with 1) factoring interest and bank charge of $1.3 million; 2) penalty interest of $0.8 million; 3) compensation charge of $0.2 million; and 4) additional penalty calculated based on the acquisition consideration of $3.8 million at an annual interest rate of 8.7% from February 28, 2017 to the actual payment date. Based on the judgement of first instance, we believe that it is probable that a loss has been incurred, and penalty and interest charge of $1.0 million had been accrued according to the judgement of first instance as of December 31, 2016.

From time to time, we are involved in various other legal and regulatory proceedings arising in the normal course of business. While we cannot predict the occurrence or outcome of these proceedings with certainty, it does not believe that an adverse result in any pending legal or regulatory proceeding, individually or in the aggregate, would be material to our consolidated financial condition or cash flows; however, an unfavorable outcome could have a material adverse effect on our results of operations for a specific interim period or year.

Dividend Policy and Dividend Distribution

We have never declared or paid dividends, nor do we have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. We currently intend to retain our available funds and any future earnings to operate and expand our business.

Subject to our memorandum and articles of association and certain restrictions under the Cayman Islands law, our board of directors has complete discretion on whether to pay dividends. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

We are a holding company incorporated in the Cayman Islands. We rely principally on dividends paid to us by our subsidiaries in China to fund the payment of our dividends, if any, to our shareholders. See “Item 3. Key Information—D. Risk Factors—Risks Related to our International Operations—We may rely on dividends paid by our PRC subsidiaries to fund any cash and financing requirements we may have. Any limitation on the ability of our PRC subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business and to pay dividends to holders of our ordinary shares.”

B.                                    Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9.                                                THE OFFER AND LISTING

A.                                    Offering and Listing Details

Our ADSs, each representing ten ordinary shares, have been listed on the NASDAQ Global Select Market between January 19, 2016 and September 18, 2017. The following table provides the high and low market prices for our ADSs and ordinary shares for respective listing periods on NASDAQ.

	Market price per ADS
ADS	High	Low
	($)
Annual highs and lows
2016	17.48	1.66

Quarterly highs and lows
First Quarter 2016 (from January 20, 2016)	17.48	5.02
Second Quarter 2016	9.79	4.66
Third Quarter 2016	6.62	2.29
Fourth Quarter 2016	2.94	1.66
First Quarter 2017	1.95	1.05
Second Quarter 2017	2.4	0.28
Third Quarter of 2017	1.00	0.08
Fourth Quarter of 2017 (through September 18, 2017 )	0.19	0.10

Monthly highs and lows
March 2017	1.47	1.05
April 2017	1.19	0.34
May 2017	2.4	0.28
June 2017	2.35	0.57
July 2017	1.00	0.47
August 2017	0.60	0.38
September 2017 (through September 18, 2017)	0.74	0.08

	Market price per ordinary share
Ordinary Shares	High	Low
	($)

Between September 19, 2017 to October 25, 2017	0.19	0.08

Source: NASDAQ

B.                                    Plan of Distribution

Not Applicable.

C.                                    Markets

Our ADSs, each representing ten ordinary shares, were listed on the NASDAQ Global Select market between January 19, 2016 and September 18, 2017 under the symbol “SPI”. Our ordinary shares have been listed on the NASDAQ Global Select market since September 19, 2017 under the symbol “SPI”.

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

The following summarizes material provisions of our currently effective amended and restated memorandum and articles of association, as well as the Companies Law (2016 Revision) of the Cayman Islands, which is referred to as the Companies Law below, insofar as they relate to the material terms of our ordinary shares.

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

A quorum required for a general meeting of shareholders consists of one or more shareholders who hold in aggregate at least one-third of the votes attaching to the issued and outstanding ordinary shares in us entitled to vote at general meetings, present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative. Although not required by the Companies Law or our amended and restated memorandum and articles of association, we expect to hold shareholders’ meetings annually and such meetings may be convened by our board of directors on its own initiative or upon a request to the directors by shareholders holding in aggregate at least one-third of the votes attaching to the issued and outstanding shares that carry the right to vote at general meetings. Advance notice of at least 14 days is required for the convening of our annual general meeting and other shareholders meetings.

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

E.                                    Taxation

The following summary of the material Cayman Islands, PRC and United States federal income tax consequences of an investment in our ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change, possibly with retroactive effect. This summary does not deal with all possible tax consequences relating to an investment in our ordinary shares, such as the tax consequences under United States state or local tax laws, or tax laws of jurisdictions other than the Cayman Islands, the PRC and the United States.

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

PRC Taxation

Under the CIT Law, as came into effect on January 1, 2008 and amended on February 24, 2017, and its Implementing Rules which came into effect on January 1, 2008, an enterprise established outside of the PRC with its “de facto management body” within the PRC is considered a PRC resident enterprise and will be subject to the enterprise income tax on its global income at the rate of 25%. The Implementing Rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In 2009, the SAT issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

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

If the PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises. In addition, non-resident enterprise shareholders may be subject to a 10% PRC withholding tax on gains realized on the sale or other disposition of ordinary shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC individual shareholders would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to dividends or gains realized by non-PRC individuals, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. However, it is also unclear whether our non-PRC shareholders would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise.

Provided that we are not deemed to be a PRC resident enterprise, holders of our ordinary shares who are not PRC residents will not be subject to PRC income tax on dividends distributed by us or gains realized from the sale or other disposition of our shares. However, under SAT Circular 698 and Announcement 7, where a non-resident enterprise conducts an “indirect transfer” by transferring taxable assets, including, in particular, equity interests in a PRC resident enterprise, indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, or the transferee or the PRC entity which directly owned such taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. We and our non-PRC resident investors may be at the risk of being required to file a return and being taxed under SAT Circular 698 and Announcement 7, and we may be required to expend valuable resources to comply with SAT Circular 698 and Announcement 7, or to establish that we should not be taxed under these regulations.

U.S. Federal Income Taxation

Introduction

The following discussion is a summary of U.S. federal income tax considerations of the purchase, ownership and disposition of the ordinary shares. This discussion applies only to holders that hold the ordinary shares as capital assets. This discussion is based on the Code, Treasury regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect. This discussion does not address all of the tax considerations that may be relevant to specific holders in light of their particular circumstances or to holders subject to special treatment under U.S. federal income tax law, such as banks, financial institutions, insurance companies, controlled foreign corporations, passive foreign investment companies, tax-exempt entities, regulated investment companies, real estate investment trusts, partnerships and the partners therein, dealers in securities or currencies, traders in securities electing to mark to market, U.S. expatriates, persons who have acquired the ordinary shares as part of a straddle, hedge, conversion transaction or other integrated investment, U.S. Holders (as defined below) that have a “functional currency” other than the U.S. dollar or persons that own (or are deemed to own) 5% or more of our stock. This discussion does not address the alternative minimum tax, the Medicare tax on net investment income or any U.S. state or local or non-U.S. tax considerations or, other than to the limited extent set forth below, any U.S. federal estate or gift tax considerations.

As used in this discussion, the term “U.S. Holder” means a beneficial owner of the ordinary shares that is, for U.S. federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation, or other entity classified as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or of any state thereof, or the District of Columbia, (iii) an estate whose income is subject to U.S. federal income taxation regardless of its source or (iv) a trust that (1) is subject to the supervision of a court within the United States and the control of one or more United States persons or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

As used in this discussion, the term “Non-U.S. Holder” means a beneficial owner of the ordinary shares that is not a partnership (or entity treated as a partnership for U.S. federal income tax purposes ) and not a U.S. Holder.

Treatment of the Company as a U.S. Corporation for U.S. Federal Income Tax Purposes

Even though we are organized as a Cayman Islands exempted company, due to the application of Section 7874(b) of the Code, we are treated as a U.S. corporation for U.S. federal income tax purposes and all purposes under the Code.

U.S. Holders

Distributions

We do not currently anticipate paying distributions on our ordinary shares. In the event that distributions are paid, however, the gross amount of such distributions generally will be included in a U.S. Holder’s gross income as dividend income on the date of receipt to the extent that the distribution is paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent the amount of any distribution exceeds our current and accumulated earnings and profits as so computed, it will be treated first as a non-taxable return of capital to the extent of the U.S. Holder’s adjusted tax basis in such ordinary shares and, to the extent the amount of such distribution exceeds such adjusted tax basis, will be treated as gain from the sale of such ordinary shares.

Subject to certain conditions, including a minimum holding period requirement, dividends received by individuals and other non-corporate U.S. Holders, generally will be subject to reduced rates of taxation, and dividends paid by us will be eligible for the “dividends received” deduction generally allowed to corporate shareholders with respect to dividends received from U.S. corporations.

Sale or Other Disposition of Ordinary Shares

A U.S. Holder generally will recognize gain or loss for U.S. federal income tax purposes upon a sale or other disposition of the ordinary shares in an amount equal to the difference between the amount realized from such sale or disposition and the U.S. Holder’s adjusted tax basis in such ordinary shares. Such gain or loss generally will be a capital gain or loss and will be long-term capital gain or loss (taxable at a reduced rate for individuals and other non-corporate U.S. Holders) if, on the date of sale or disposition, such ordinary shares were held by such U.S. Holder for more than one year. The deductibility of capital losses is subject to limitations.

Foreign Tax Credit Considerations

Subject to the application of the income tax treaty between the United States and the PRC (the “U.S.-PRC Tax Treaty”), if PRC withholding taxes are imposed on dividends paid to a U.S. Holder with respect to the ordinary shares, or on gains realized by a U.S. Holder upon a sale or other disposition of ordinary shares, such PRC withholding taxes generally will be treated as foreign taxes eligible for credit against the U.S. Holder’s U.S. federal income tax liability, or, at the U.S. Holder’s election, for a deduction in computing the U.S. Holder’s taxable income. Since we are treated as a U.S. corporation for U.S. federal income tax purposes, our dividends and a U.S. Holder’s gain from the sale of our ordinary shares generally are expected to be treated as U.S. source passive category income. As a result, the foreign tax credit limitation may cause a U.S. Holder to be unable to credit PRC withholding tax imposed on dividends or on gains upon sale or other disposition of ordinary shares unless the U.S. Holder has sufficient other income derived from foreign sources in the relevant taxable year. If a U.S. Holder qualifies for benefits under the U.S.-PRC Tax Treaty, the U.S. Holder may be able to treat gains upon a sale or other disposition as foreign source under the U.S.-PRC Tax Treaty, in which case the U.S. Holder would not be subject to the limitation described in the previous sentence with respect to such dividends and gains. It is unclear whether the U.S. Holder will be able to treat the dividends as foreign source under the U.S.-PRC Tax Treaty. The foreign tax credit rules are complex, and their application in connection with Section 7874 of the Code and the U.S.-PRC Tax Treaty are not entirely clear. If PRC withholding taxes are imposed on dividends paid with respect to the ordinary shares, or on gains upon a sale or other disposition or ordinary shares, U.S. Holders should consult their own tax advisors with respect to any benefits they may be entitled to under the foreign tax credit rules and the U.S.-PRC Tax Treaty.

Non-U.S. Holders

Distributions

Distributions treated as dividends (see “—U.S. Holders—Distributions” above) paid to a Non-U.S. Holder are treated as income derived from sources within the United States and generally will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of such dividend, or at a lower rate provided by an applicable income tax treaty.

Even if a Non-U.S. Holder is eligible for a lower treaty rate, U.S. federal withholding tax will be imposed at a 30% rate (rather than the lower treaty rate) on dividend payments to a Non-U.S. Holder, unless (i) the Non-U.S. Holder has furnished a valid U.S. Internal Revenue Service (the “IRS”) Form W-8BEN or W-8BEN-E or other documentary evidence establishing such holder’s entitlement to the lower treaty rate with respect to such payments, and (ii) in the case of actual or constructive dividends paid to a foreign entity, (a) if such entity is, or holds the ordinary shares through, a foreign financial institution, any such foreign financial institution (x) has entered into an agreement with the U.S. government to collect and provide to the U.S. tax authorities information about its accountholders (including certain investors in such institution), (y) satisfies an exemption from the obligation to enter into such an agreement, or (z) satisfies the terms of an applicable intergovernmental agreement, and (b) if required, such entity has provided the withholding agent with a certification identifying its direct and indirect U.S. owners.

If a Non-U.S. Holder is eligible for a reduced rate of U.S. withholding tax pursuant to an applicable income tax treaty, the Non-U.S. Holder may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

Sale or Other Disposition

Any gain realized upon the sale or other disposition of ordinary shares by a Non-U.S. Holder generally will not be subject to U.S. federal income tax unless (i) the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of the disposition, and certain other conditions are met, or (ii) in the case of the sale or disposition of ordinary shares on or after January 1, 2019, the requirements described in item (ii) in the second paragraph under “—Distributions,” above, are satisfied. Each Non-U.S. Holder is encouraged to consult with its own tax advisor regarding the possible implications of these withholding requirements on its investment in ordinary shares and the potential for a refund or credit in the case of any withholding tax.

Information Reporting and Backup Withholding

Payments of dividends or of proceeds on the disposition of ordinary shares to U.S. Holders may be subject to information reporting and backup withholding unless the U.S. Holder (i) is a corporation or comes within certain other exempt categories and demonstrates this fact, or (ii) provides a correct taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules. Non-U.S. Holders may be required to provide documentary evidence establishing they are not subject to information reporting and backup withholding. Payments of dividends to Non-U.S. Holders and the amount of U.S. federal withholding tax imposed on such dividends must generally be reported annually to the IRS. A similar report will be sent to Non-U.S. Holders. Copies of these reports may be made available to tax authorities in a holder’s country of residence.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS on a timely basis.

U.S. Federal Estate Tax

Ordinary shares owned or treated as owned by an individual who is not a citizen or resident of the United States (as specifically defined for U.S. federal estate tax purposes) at the time of death will be included in the individual’s gross estate for U.S. federal estate tax purposes and may be subject to U.S. federal estate tax unless an applicable estate tax treaty provides otherwise.

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

ITEM 11.                                         QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Inflation

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2014, 2015 and 2016 increases of 1.5%, 1.6% and 2.1%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

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

Depending on movements in foreign exchange rates, the foreign currency translation may have an adverse impact on our consolidated financial statements. In 2014, 2015 and 2016, we recorded foreign exchange gains of $1.5 million, $4.4 million and $0.8 million in our consolidated statements of operations, respectively.

Interest Rate Risk

Our exposure to interest rate risk primarily relates to interest expenses incurred on our short-term and long-term borrowings, as well as interest income generated from excess cash invested in demand deposits. Such interest-earning instruments carry a degree of interest rate risk. We have not used any derivative financial instruments to manage our interest rate risk exposure. We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in interest rates. However, our future interest expense may increase due to changes in market interest rates. If market interest rates for short-term demand deposits increase in the near future, such increase may cause the amount of our interest income to rise. A hypothetical 10% increase in the average interest rate for our bank borrowings would result in an increase of approximately $0.2 million in interest expense in 2016. We may use derivative financial instruments, such as interest rate swaps, to mitigate potential risks of interest expense increases due to changes in market interest rates.

ITEM 12.                                         DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

PART II

ITEM 13.                                         DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

We have outstanding convertible bonds of  $55 million, which were defaulted in June 2016 and not repaid as at December 31, 2016. On February 12, 2017, we entered into an Amendment Agreement (“Agreement”) with Union Sky Group Limited, one of the holder of our convertible bonds, to extend the maturity date of the bonds, pursuant to which the repayment of US$6.6 million, US$6.7 million and $6.7 million of the principal amount of the convertible bond will be due by April 30, 2017, January 30, 2018 and January 30, 2019, respectively. Union Sky Group Limited has the option to convert the outstanding amounts under the convertible bond into equity interest in our company at a certain conversion price. We were not able to make the first  repayment as of April 29, 2017. We have been in communications with the holders of our convertible bonds, including Union Sky Group Limited, to further extend the maturity date of the bonds, but has not reached any  agreement as of the date of this annual report.

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

Between January 19, 2016 and September 18, 2017, our ADSs were listed on the NASDAQ Global Select Market under the symbol of “SPI”. The Bank of New York Mellon, the depositary bank for the our ADS facility, terminated our ADS facility on September 18, 2017. Following such termination, we listed our ordinary shares, par value US$0.000001 each, for trading on NASDAQ Global Select Market in substitution for our ADSs. On September 19, 2017, the substitution listing became effective and our ordinary shares began trading on the NASDAQ Global Select Market under the symbol of “SPI”.

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

Management, including our chief executive officer and chief financial officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2016. In making this assessment, management used the criteria for effective internal control over financial reporting described in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our consolidated financial statements will not be prevented or detected on a timely basis. Based on management’s assessment of the effectiveness of our internal control over financial reporting, management has identified the following material weaknesses in our internal control over financial reporting as of December 31, 2016:

•                  We lacked sufficient resources with an appropriate level of knowledge and experience in U.S. GAAP to properly account for certain routine transactions in our financial statements. We also lacked the expertise in handling complex accounting and reporting matters in accordance with U.S. GAAP. This material weakness resulted in a number of adjustments to amounts reflected in our consolidated financial statements for the year ended December 31, 2016.

•                  We had inadequate risk assessment procedures, including those on identification and assessment of fraud risks, to cope with the expansion of our business and organization. In particular, our businesses grew significantly in 2016 and we did not put in place an adequate process to continuously assess the legal, compliance and fraud risks associated with our business initiatives and the related financial impact. As a result, we did not properly account for certain transactions, which led to significant adjustments to our consolidated financial statements for the year ended December 31, 2016.

•                  Our management review controls over management’s judgment and financial statement assertions were ineffective with respect to certain significant transactions including revenue recognition for our solar projects, recoverability of project assets and receivables, provision for loss contracts and goodwill impairment. Our management review controls in these areas were not effective, as we failed to prepare sufficient documentation on the judgment made and the significant assumptions used in accounting for the transactions. As a result, there were material adjustments on revenue, receivables and project assets reflected in our consolidated financial statements for the year ended December 31, 2016.

•                  We did not have adequate controls on the internal communication between our finance team and operation team related to the status of the construction of project assets, execution of contracts and conclusion of business decisions. This deficiency has resulted in the finance team not having accurate or updated information necessary to properly assess the accounting treatment for the relevant business transactions. As a result, there were material adjustments to our consolidated financial statements for the year ended December 31, 2016.

The material weaknesses described above may result in misstatement of our consolidated financial statements that would not be prevented or detected. As a result of these material weaknesses, management has concluded that our internal control over financial reporting was not effective as of December 31, 2016.

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

Attestation Report of the Independent Registered Public Accounting Firm

KPMG Huazhen LLP, our independent registered public accounting firm, audited the effectiveness of internal control over financial reporting as of December 31, 2016, as stated in its report, which appears on page F-3 of this Form 20-F.

Changes in Internal Control over Financial Reporting

Other than the changes resulting from the material weaknesses described above, there have been no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) and 15d-15(f) of the Exchange Act) during the fiscal year ended December 31, 2016 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C.                                PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services KPMG Huazhen LLP, or KPMG Huazhen, our independent registered public accounting firm, for the periods indicated. We did not pay any other fees to our independent registered public accounting firms in fiscal years 2015 or 2016.

Fees billed to us by KPMG Huazhen for fiscal years 2015 and for 2016 were as follows:

	2015	2016
Audit fees	1,242,805	1,380,750
Audit-related fees	364,533	—
All other fees	271,475	13,325
Total	1,878,813	1,393,984

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

Consistent with the rules of the SEC regarding auditor independence, our Board of Directors is responsible for the appointment, compensation and oversight of the work of our independent registered public accounting firm. Our Board asks our independent registered public accounting firm to provide a detailed description of its services each year as a basis for its decision-making. The Board evaluates the proposals based on four categories: audit services, audit-related services, tax services, and other services; and determines the proper arrangement for each service according to its judgment as to our needs over the coming year. Our Board pre-approves all audit and non-audit services to be performed by our independent registered public accounting firm. The Board pre-approved 100% of the audit and audit-related services performed by the independent registered public accounting firms described above in fiscal years 2015 and 2016.

ITEM 16D.                                EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16E.                                PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table sets forth information with respect to a purchase made by us:

Not Applicable.

ITEM 16G.                               CORPORATE GOVERNANCE

As a foreign private issuer whose securities are listed on the NASDAQ Global Select Market, we are permitted to follow certain home country corporate governance practices in lieu of the requirements of the NASDAQ Stock Market Marketplace Rules (the “NASDAQ Rules”) pursuant to NASDAQ Rule 5615(a)(3), which provides for such exemption to compliance with the NASDAQ Rule 5600 Series, Rule 5250(b)(3) and Rule 5250(d). We are relying on the exemptions available to foreign private issuers under the NASDAQ Rules and are not obligated to comply with certain exchange corporate governance standards, including the NASDAQ corporate governance standards requiring that:

•                  the majority of the board of directors be comprised of independent directors;

•                  executive compensation be determined by independent directors or a committee of independent directors;

•                  director nominees be selected, or recommended for selection by the board of directors, by independent directors or a committee of independent directors;

•                  we hold an annual meeting of shareholders no later than one year after the end of the our fiscal year-end;

•                  we make all required disclosures relating to third party director and nominee compensation; and

•                  we make available and distribute our annual and interim reports to all shareholders.

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

4.40*	Purchase Agreement by and between Tiger Capital Fund SPC and SPI Energy Co., Ltd. dated April 24, 2017

4.41*	Purchase Agreement by and between Qian Kun Prosperous Times Investment Limited and SPI Energy Co., Ltd. dated July 6, 2017

4.42*	Purchase Agreement by and between Qian Kun Prosperous Times Investment Limited and SPI Energy Co., Ltd. dated October 10, 2017

4.43*	Purchase Agreement by and between Alpha Assai fund sp of Sunrise SPC and SPI Energy Co., Ltd. dated October 10, 2017

4.44*

Framework Share Purchase Agreement by and among SPI Energy Co., Ltd., Thelmico Limited, SP ORANGE POWER (CYPRUS) LIMITED, THERMI TANEO Venture Capital Fund and other parties named therein, dated September 20, 2017

8.1*	List of subsidiaries

11.1

Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 11.1 of our annual report on Form 20-F (file No. 001-37678) filed with the Securities and Exchange Commission on May 17, 2016)

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

*                 Filed herewith

**          Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SPI Energy Co., Ltd.

Date: October 27, 2017	By:	/s/ Tairan Guo
Name: Tairan Guo
Title: Chief Financial Officer

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

SPI Energy Co., Ltd.:

We have audited the accompanying consolidated balance sheets of SPI Energy Co., Ltd. and subsidiaries (the “Group”) as of December 31, 2015 and 2016, and the related consolidated statements of operations, comprehensive loss, equity (deficit), and cash flows for each of the years in the three-year period ended December 31, 2016. These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as of December 31, 2015 and 2016, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2016, in conformity with U.S. generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Group will continue as a going concern. As further described in Note 2(a) to the consolidated financial statements, the Group has suffered recurring losses from operations and has a working capital deficit and a net capital deficit as of December 31, 2016. In addition, the Group has defaulted repayment of substantial amounts of debts and borrowings.  These factors raise substantial doubt about the Group’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2(a). The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group’s internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated October 27, 2017, expressed an adverse opinion on the effectiveness of the Group’s internal control over financial reporting.

/s/ KPMG Huazhen LLP

Shanghai, China
October 27, 2017

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

SPI Energy Co., Ltd.:

We have audited SPI Energy Co., Ltd. and subsidiaries (the “Group”)’s internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit.

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

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses related to 1) resources and expertise in relation to application of U.S. generally accepted accounting principles; 2) risk assessment procedures; 3) management review controls related to significant transactions; 4) internal communication processes, have been identified and included in management’s assessment set out in Management’s Annual Report on Internal Control over Financial Reporting. We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Group as of December 31, 2015 and 2016, and the related consolidated statements of operations, comprehensive loss, equity (deficit), and cash flows for each of the years in the three-year period ended December 31, 2016. These material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2016 consolidated financial statements, and this report does not affect our report dated 27 October, 2017, which expressed an unqualified opinion on those consolidated financial statements.

In our opinion, because of the effect of the aforementioned material weaknesses on the achievement of the objectives of the control criteria, the Group has not maintained effective internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

/s/ KPMG Huazhen LLP

Shanghai, China
October 27, 2017

SPI ENERGY CO., LTD.

CONSOLIDATED BALANCE SHEETS

(In thousands, except for share and per share data)

	December 31, 2016	December 31, 2015
ASSETS
Current assets:
Cash and cash equivalents (including amounts of consolidated variable interest entities of $1,661 as of December 31, 2016)	$4,178	$82,124
Restricted cash	9,059	83,191
Accounts receivable, net	45,609	73,383
Accounts receivable, related parties	7	—
Notes receivable	3,932	3,541
Costs and estimated earnings in excess of billings on uncompleted contracts, net	17,289	32,426
Inventories, net (including amounts of consolidated variable interest entities of $4 as of December 31, 2016)	12,266	27,245
Project assets	27,980	35,355
Prepaid expenses and other current assets, net (including amounts of consolidated variable interest entities of $2,192 as of December 31, 2016)	24,837	41,197
Other receivable, related parties, net	36	2,589
Finance lease receivable	9,140	12,518
Total current assets	154,333	393,569
Intangible assets	2,931	4,526
Goodwill	—	75,969
Accounts receivable, noncurrent	6,177	7,463
Other receivable, noncurrent (including amounts of consolidated variable interest entities of $636 as of December 31, 2016)	6,848	550
Notes receivable, noncurrent	5,348	6,399
Property, plant and equipment, net (including amounts of consolidated variable interest entities of $25 as of December 31, 2016)	126,985	125,793
Project assets, noncurrent	29,749	60,371
Derivative asset	—	2,328
Investment in affiliates	2,214	13,950
Deferred tax assets, net	1,025	848
Finance lease receivable, noncurrent	26,208	17,804
Total assets	$361,818	$709,570
LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable (including amounts of consolidated variable interest entities without recourse to the Company of $78 as of December 31, 2016)	$69,643	$97,803
Accounts payable, related parties	4,389	5,128
Notes payable	2,650	34,301
Accrued liabilities (including amounts of consolidated variable interest entities without recourse to the Company of $1,222 as of December 31, 2016)	16,574	26,741
Income taxes payable	3,089	4,002
Advance from customers	17,647	19,693
Short-term borrowings and current portion of long-term borrowings	84,134	160,400
Convertible bonds	55,000	54,062
Other current liabilities, related parties	301	42
Other current liabilities (including amounts of consolidated variable interest entities without recourse to the Company of $6,090 as of December 31, 2016)	71,217	71,379
Financing and capital lease obligations, current portion	5,884	—
Total current liabilities	330,528	473,551
Financing and capital lease obligations	21,603	8,796
Long-term borrowings, excluding current portion	15,093	4,451
Deferred tax liabilities, net	4,031	4,199
Other noncurrent liabilities	2,291	2,015
Commitments and contingencies	1,200	—
Total liabilities	374,746	493,012
Sharekholders’ equity (deficit):
Ordinary shares, par $0.000001, 50,000,000,000 shares authorized, 641,665,172 and 639,065,172 shares issued and outstanding, respectively	64	64
Additional paid in capital	482,470	475,492
Accumulated other comprehensive loss	(32,744)	(16,509)
Accumulated deficit	(466,764)	(246,068)
Total equity (deficit) attributable to the shareholders of SPI Energy Co., Ltd.	(16,974)	212,979
Noncontrolling interests	4,046	3,579
Total shareholders’ equity (deficit)	(12,928)	216,558
Total liabilities and shareholders’ equity (deficit)	$361,818	$709,570

The accompanying notes are an integral part of these consolidated financial statements.

SPI ENERGY CO., LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except for share and per share data)

	For the Years Ended December 31,
	2016	2015	2014
Net sales:
Net sales	$140,199	$190,510	$91,642
Cost of goods sold:
Cost of goods sold	120,910	176,469	77,430
Provision for losses on contracts	403	5,932	2,055
Total cost of goods sold	121,313	182,401	79,485
Gross profit	18,886	8,109	12,157
Operating expenses:
General and administrative	34,251	76,747	8,286
Sales, marketing and customer service	29,230	39,428	1,401
Provision for (reversal of) doubtful accounts, notes and other receivables	30,465	45,328	(2,043)
Impairment charges on goodwill and intangible assets	66,458	—	—
Impairment charges on property, plant and equipment	12,640	—	—
Impairment charges on project assets	13,844	10,853	—
Impairment charges on finance lease receivable	32,028	—	—
Total operating expenses	218,916	172,356	7,644
Operating (loss) income	(200,030)	(164,247)	4,513
Other income (expense):
Interest expense	(9,043)	(9,275)	(2,259)
Interest income	1,163	2,218	1,212
Loss on extinguishment of convertible bonds	—	—	(8,907)
Change in fair value of derivative asset/liability	(2,328)	(15,650)	972
Loss on investment in affiliates	(10,618)	(2,493)	—
Net foreign exchange gain	797	4,412	1,498
Others	(573)	628	815
Total other expense, net	(20,602)	(20,160)	(6,669)
Loss before income taxes	(220,632)	(184,407)	(2,156)
Income tax expense	336	673	3,040
Net loss including noncontolling interests	$(220,968)	$(185,080)	$(5,196)
Net loss attributable to noncontrolling interests	(272)	(282)	—
Net loss attributable to shareholders of SPI Energy Co., Ltd.	$(220,696)	$(184,798)	$(5,196)
Net loss per common share:
Basic and Diluted	(0.34)	(0.30)	(0.02)
Weighted average number of ordinary shares used in computing loss per share:
Basic and Diluted	641,561,610	612,047,053	307,005,057

The accompanying notes are an integral part of these consolidated financial statements.

SPI ENERGY CO., LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In thousands)

	For the Years Ended December 31,
	2016	2015	2014
Net loss including noncontrolling interests	$(220,968)	$(185,080)	$(5,196)
Other comprehensive loss, net of tax of nil:
Foreign currency translation losses arising during the year	$(16,227)	(12,355)	(4,063)
Total comprehensive loss including noncontrolling interests	$(237,195)	(197,435)	$(9,259)
Comprehensive loss attributable to noncontrolling interests	$(264)	(380)	$—
Comprehensive loss attributable to shareholders of SPI Energy Co., Ltd.	$(236,931)	$(197,055)	$(9,259)

The accompanying notes are an integral part of these consolidated financial statements.

SPI ENERGY CO., LTD.

CONSOLIDATED STATEMENTS OF EQUITY (DEFICIT)

(In thousands)

	Ordinary Shares		Additional Paid-In	Accumulated	Accumulated Other Comprehensive	Equity Attributable to Shareholders of SPI Energy	Noncontrolling	Total Shareholders’
	Shares	Amount	Capital	Deficit	Loss	Co., Ltd.	Interests	Equity(Deficit)
Balances at December 31, 2013	198,215	$20	$53,376	$(56,074)	$(189)	$(2,867)	$—	$(2,867)
Net loss	—	—	—	(5,196)		(5,196)	—	(5,196)
Foreign currency translation losses	—	—	—	—	(4,063)	(4,063)	—	(4,063)
Issuance of ordinary shares and share options	369,948	37	263,491	—	—	263,528	—	263,528
Issuance of convertible bonds			10,313	—	—	10,313	—	10,313
Exercise of stock options	685	—	37	—	—	37	—	37
Share-based compensation expense	—	—	356	—	—	356	—	356
Balances at December 31, 2014	568,848	$57	$327,573	$(61,270)	$(4,252)	$262,108	$—	$262,108
Net loss				(184,798)		(184,798)	(282)	(185,080)
Acquisition of subsidiaries	—	—	—	—	—	—	3,945	3,945
Foreign currency translation losses	—	—	—	—	(12,257)	(12,257)	(98)	(12,355)
Issuance of ordinary shares	70,148	7	91,913	—	—	91,920	—	91,920
Repurchase of ordinary shares (see Note 22)	(10)	—	(20)	—	—	(20)	—	(20)
Debt forgiveness by LDK Group (see Note 31)		—	17,804	—	—	17,804	14	17,818
Exercise of share options	79	—	29	—	—	29	—	29
Share-based compensation expense		—	38,193	—	—	38,193	—	38,193
Balances at December 31, 2015	639,065	$64	$475,492	$(246,068)	$(16,509)	$212,979	$3,579	$216,558

Net loss				(220,696)		(220,696)	(272)	(220,968)
Foreign currency translation losses	—	—	—	—	(16,235)	(16,235)	8	(16,227)
Capital contribution from non-controlling interest	—	—	—	—	—	—	731	731
Issuance of ordinary shares	2,500	—	5,000	—	—	5,000	—	5,000
Exercise of share options	100	—	49			49	—	49
Share-based compensation expense	—	—	1,929	—	—	1,929	—	1,929
Balances at December 31, 2016	641,665	$64	$482,470	$(466,764)	$(32,744)	$(16,974)	$4,046	$(12,928)

SPI ENERGY CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	December 31, 2016	December 31, 2015	December 31, 2014
Cash flows from operating activities:
Net loss	$(220,968)	$(185,080)	$(5,196)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	4,739	4,686	1,267
Amortization	519	862	572
Provision for inventory	806	2,493	—
Provision for (Reversal of) doubtful accounts and notes	30,465	45,328	(2,043)
Impairment charges on intangible assets	1,235	—	—
Impairment charges on goodwill	65,223	—	—
Impairment charges on property, plant and equipment	12,640	—	—
Impairment charges on project assets	13,844	10,853	—
Impairment charges on finance lease receivable	32,028	—	—
Loss on investment in affiliates	10,618	2,493	—
Share-based compensation expense	1,929	38,193	356
Loss on extinguishment of convertible bonds	—	—	8,907
Change in fair value of derivative assets/liability	2,328	15,650	(972)
Loss on disposal of property, plant and equipment	684	71	1
Change in deferred taxes	(345)	188	(126)
Provision for losses on contracts	403	5,932	2,055
Non-cash interest expense	2,337	5,042	1,406
Operating income from solar system subject to financing obligation	(1,419)	(1,103)	(819)
Other non-cash expense	283	442	310
Changes in operating assets and liabilities
Accounts receivable	4,820	(86,369)	(1,272)
Other receivable, noncurrent	(6,988)	(550)	—
Notes receivable	660	(3,329)	—
Finance lease receivable	3,378	(13,379)	—
Finance lease receivable, noncurrent	(3,655)	(17,804)	—
Costs and estimated earnings in excess of billings on uncompleted contracts	1,800	41,316	(73,742)
Restricted cash related to operating activities	25,940	(34,608)	(337)
Project assets	12,998	21,657	(55,066)
Inventories	14,173	(7,996)	3,838
Prepaid expenses and other assets	(11,206)	(25,580)	(5,020)
Accounts payable	(3,624)	605	37,556
Accounts payable, related parties	(739)	(10,439)	(12,853)
Note payable	(31,651)	7,594	17,809
Advances from customers	(2,046)	1,773	17,690
Income taxes payable	(913)	312	2,942
Billings in excess of costs and estimated earnings on uncompleted contracts	—	—	(862)
Accrued liabilities and other liabilities	(7,320)	25,187	7,143
Other liabilities, related party	(6)	42	—
Net cash used in operating activities	(47,030)	(155,518)	(56,456)
Cash flows from investing activities:
Proceeds from repayment of interest bearing receivables	1,578	3,165	—
Proceeds from disposal of property, plant and equipment	—	—	1
Proceeds from sale and leaseback transaction	20,164	—	—
Proceeds from disposal of investment in affiliates	5,440	—	—
Investment in affiliates	(3,487)	(33,390)	(586)
Acquisitions of property, plant and equipment	(33,927)	(22,212)	(147)
Acquisitions of project assets	(631)	(22,740)	(1,295)
Prepayment for acquisitions of subsidiaries and project assets	—	(7,693)	—
Proceeds from uplift of bank deposit with maturity over three months upon maturity	—	14,175	—
Acquisitions of subsidiaries, net of cash acquired	(2,254)	(5,344)	(6,652)
Acquisition of short-term investments	—	(31,442)	(40,227)
Placement of bank deposit with maturity over three months	—	(5,323)	(8,852)
Proceeds from disposal of short-term investments	—	58,796	12,873
Net cash used in investing activities	(13,117)	(52,008)	(44,885)

	December 31, 2016	December 31, 2015	December 31, 2014
Cash flows from financing activities:
Proceeds from issuance of ordinary shares	5,049	62,029	167,885
Proceeds from line of credit and loans payable	58,802	254,608	47,467
Proceeds from loans on solarbao platform	180,962	129,830	—
Decrease/(increase) in restricted cash	48,192	(48,032)	240
Proceeds from issuance of convertible bonds	—	20,000	46,000
Repayments of line of credit and loans payable	(139,957)	(196,184)	(4,250)
Principal payments on loans payable and capital lease obligations	(472)	—	—
Repayment of loans on solarbao platform	(170,395)	(89,115)	—
Net cash (used in) generated from financing activities	(17,819)	133,136	257,342
Effect of exchange rate changes on cash	20	(26)	(492)
(Decrease)/increase in cash and cash equivalents	(77,946)	(74,416)	155,509
Cash and cash equivalents at beginning of year	82,124	156,540	1,031
Cash and cash equivalents at end of year	$4,178	$82,124	156,540
Supplemental cash flow information:
Interest paid	5,798	2,753	191
Non-cash activities:
Debt forgiveness from related party (Note 29) and non-controlling interests	—	17,818	—
Netting off balance due to/from related party	—	—	3,905
Netting off balance due to/from third party	—	548	—
Contribution of other assets to investment in affiliate	—	—	790
Coupons issued to settle accounts payable (Note 2(l))	2,010	10,942	—
Common Stock issued to acquire project assets	—	5,500	3,300
Common Stock issued to acquire subsidiaries	—	23,845	78,955
Common Stock issued to settle payable	—	726	—
Common Stock issued in connection with convertible bond extinguishment	—	—	11,000
Derivative liability issued to acquire project assets	—	—	983
Exchange of notes receivable and other assets to acquire project assets	—	—	9,448
Exchange of investment in affiliate to acquire project assets	—	—	8,912
Exchange of Beaver run accounts receivable to acquire inventory and other assets	—	—	2,296
Exchange of Apple Orchard accounts receivable to acquire inventory	—	—	7,887
Exchange of Seashore accounts receivable to acquire inventory	—	—	1,395
Sales and leaseback arrangements to settle accounts receivable (note 7)	36,777	10,806	—

The accompanying notes are an integral part of these consolidated financial statements.

SPI ENERGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Amounts in US$ thousands, except share and per share data)

1.                                      Description of Business and Organization

Description of business

SPI Energy Co., Ltd. (“SPI Energy” or the “Company”), its subsidiaries and consolidated variable interest entities (“VIEs”) (collectively the “Group”) is a provider of photovoltaic (“PV”) solutions for business, residential, government and utility customers and investors. The Group provides engineering, procurement and construction (“EPC”) services to third party project developers and various PV-related products and services on an e-commerce and investment platform to retail customers and solar project developers. The Group also develops solar PV projects which are either sold to third party operators or owned and operated by the Group for selling of electricity to the grid in multiple countries in Asia, North America and Europe.

Organization

The Company was incorporated in the Cayman Islands on May 4, 2015 for the sole purpose of effectuating the redomicile of the Company’s predecessor, Solar Power, Inc., a California corporation (“SPI California”). The redomicile was approved by the shareholders of SPI California on May 11, 2015, pursuant to which one share of common stock of SPI California held by the shareholders was converted into one SPI Energy’s ordinary share. On January 4, 2016, SPI California completed the redomicile, resulting in SPI Energy becoming the publicly held parent company of SPI California. SPI Energy’s shares then began quotation on the Open Transparent Connected Markets under the symbol “SRGYY” effective January 4, 2016. On January 19, 2016, SPI Energy’s shares were listed on the Nasdaq Global Select Market and traded under the symbol “SPI”.

The major subsidiaries and consolidated VIEs of the Company as of December 31, 2016 are summarized as below:

Major Subsidiaries	Abbreviation	Location
Xinwei Solar Engineering and Construction (Suzhou) Co., Ltd.	Xinwei Suzhou	China
Xinyu Xinwei New Energy Co., Ltd.	Xinyu Xinwei	China
Sinsin Renewable Investment Limited	Sinsin	Greece
Gonghe County Xinte Photovoltaic Co., Ltd.	Xinte	China
SPI Renewables Energy (Luxembourg) Private Limited Company S.a.r.l. (formerly known as CECEP Solar Energy (Luxembourg) Private Limited Company (S.a.r.l.)) and Italsolar S.r.l.	CECEP	Luxembourg, Italy
Solar Juice Pty Ltd.	Solar Juice	Australia
Solarbao E-commerce (HK) Limited	Solarbao E-commerce	Hong Kong
Jiangsu Solarbao Leasing Co., Ltd.	Jiangsu Solarbao	China
Yanhua Network Technology (Shanghai) Co., Ltd.	Yanhua Network	China
SPI Solar Japan G.K.	SPI Japan	Japan
Solar Power Inc UK Service Limited	SPI UK	United Kingdom

VIEs	Abbreviation	Location
Shanghai Meijv Network Technology Co., Ltd.	Meijv	China
Lv Neng Tao E-Commerce (Suzhou) Co., Ltd.	Lv Neng Tao	China

Solarbao E-commerce, Jiangsu Solarbao and Yanhua Network were incorporated by the Group in 2015 to raise interest bearing funds from individual investors through an online platform owned by Solar Energy E-Commerce (Shanghai) Limited (“Solar Energy”) for use in the purchases and leasing of solar related products to the Group or third party developers. Pursuant to the terms of the agreements entered with individual investors, Solar Energy, the Group and/or third party project developers, the Group incurs interest expenses and is expected to repay the funds provided by individual investors (See Note 15). For those transactions where the solar related products are leased to third party developers, the Group earns finance lease income (See Note 2(r) and Note 8). For those transactions where the solar related products are leased to entities within the Group, they are eliminated in the consolidated financial statements as they are inter-company transactions between two subsidiaries of the Company (with one of the subsidiaries as accounting lessor and the other one as accounting lessee). As the Group use the on-line platform owned by Solar Energy which also serves as an agent to collect funds from and repay funds to individual investors on behalf of the Group, the Group pays commission fee to Solar Energy for the services provided (See Note 29).

Solar Energy was incorporated in China on December 8, 2014 by Xiaofeng Peng (“Mr. Peng”), Min Xiahou and Jing Liu, who are the chairman of the Company’s board of directors, deputy chairman of the Company’s board of directors and former chief financial officer of the Group, respectively. The Group determines that Solar Energy is a related party of the Group. Solar Energy operates the “www.solarbao.com” e-commerce and investment platform which primarily targets retail customers residing in the PRC. On March 26, 2015, the Group, through Yanhua Network, entered into a series of contractual arrangements (“VIE Agreements”) with Solar Energy and its shareholders. The contractual arrangements include power of attorney, call option agreement, equity pledge agreement, and a consulting services agreement. As of the date of these consolidated financial statements, the Group has not established the legal enforceability of these contractual agreements described above including the registration of the equity pledge agreement in the relevant government bureau in the PRC. Therefore, the financial results of Solar Energy have not been included in the accompanying consolidated financial statements of the Company as the legal enforceability of the contractual agreements is yet to be established.

In March 2016, the Group established a new corporate structure and has since conducted its on-line fund raising and leasing business through Meijv instead of Solar Energy in the PRC.

Variable interest entities

The Group operates its on-line fund raising and leasing business and its on-line solar products trading through Meijv and Lv Neng Tao (collectively referred to as the “VIEs”) respectively. Both Meijv and Lv Neng Tao are limited liability companies established in the PRC and hold the requisite licenses and permits necessary to conduct the on-line businesses, which are restricted from foreign investment in accordance with the relevant PRC laws and regulations. Meijv was established by Shanghai Youying E-commerce Co., Ltd. (“Youying”) on June 12, 2015. Lv Neng Tao was established on June 17, 2015 by Mr. Min Xiahou, the deputy chairman of the Company’s board of directors, Mr. Minghua Zhao, a former director of the Group and Mr. Tairan Guo, the Group’s Chief Financial Officer. These individuals act as nominee equity holders of Lv Neng Tao on behalf of the Company. On March 17, 2016, Meijv entered into a series of contractual arrangements with Yanhua Network and Youying, including exclusive call option agreement, proxy voting agreement, exclusive business cooperation agreement and equity interest pledge agreement (collectively, the “Meijv VIE Agreements”). On January 1, 2016, Lv Neng Tao entered into a series of contractual arrangements with Yanhua Network and its legal shareholders, including exclusive call option agreement, proxy voting agreement, exclusive business cooperation agreement and equity interest pledge agreement (collectively, the “Lv Neng Tao VIE Agreements”, and together with Meijv VIE Agreements, the “VIE Agreements”)

Pursuant to the VIE Agreements, Youying and Lv Neng Tao’s legal shareholders have granted all of their legal rights in Meijv and Lv Neng Tao, respectively, including voting rights and deposition rights, to Yauhua Network. As a result, Youying and Lv Neng Tao’s legal shareholders does not have the direct or indirect ability through voting rights or similar rights to make decision about the activities of Meijv and Lv Neng Tao, respectively, that have a significant effect on the success of Meijv and Lv Neng Tao. The Company, through Yauhua Network, has obtained a financial controlling interest of Meijv and Lv Neng Tao which enable it to have (1) the power to direct the activities that most significantly affects the economic performance of Meijv and Lv Neng Tao, and (2) the right to receive benefits or have the obligation to absorb losses and to receive the expected residual return of Meijv and Lv Neng Tao that could potentially be significant to Meijv and Lv Neng Tao. Accordingly, the Company, through Yanhua Network, is considered the primary beneficiary of Meijv and Lv Neng Tao. As such, the financial results of Meijv and Lv Neng Tao are included in the Company’s consolidated financial statements. Prior to the signing of Meijv VIE Agreements on March 17, 2016 and Lv Neng Tao VIE Agreements on January 2016, Meijv and Lv Neng Tao had not carried out any business except for the holding the business licenses and permits necessary to conduct the on-line businesses in the PRC.

The key terms of the VIE Agreements are as follows:

Exclusive Call Option Agreement

Through the exclusive call option agreement entered into among Yanhua Network, Meijv and Youying, Yanhua Network or its designated third party has an exclusive purchase option to acquire all or a part of the equity interest or assets in Meijv at any time when permitted by applicable PRC laws and regulations in its sole discretion. The transfer price will be the minimum amount of consideration permitted under PRC law at the time of transfer. Youying has also committed in written to return all the consideration to Yanhua Network if such option is exercised. In addition, without Yanhua Network’s or its controlling shareholder’s prior written consent, the shareholders of Meijv shall not transfer their equity interest in Meijv, and Meijv shall not transfer any of its assets. Youying should also return any profit appropriation, dividend and liquidation income derived from Meijv to Yanhua Network. This agreement will remain effective until all of Meijv’s equity interest and assets are transferred to Yanhua Network or its designated third party.

The exclusive call option agreement between Yanhua Network, Lv Neng Tao and the legal shareholders of Lv Neng Tao contains the same terms as those described above.

Proxy Voting Agreement

Through the proxy voting agreement entered into among Yanhua Network, Meijv and Youying, Youying undertakes to execute a power of attorney to exclusively assign its rights as shareholder of Meijv to Yanhua Network’s designated person, including voting right, right to transfer any equity interest in Meijv and right to appoint directors and officers. This agreement will remain effective so long as Youying remains to be the shareholder of Meijv.

The proxy voting agreement between Yanhua Network, Lv Neng Tao and the shareholders of Lv Neng Tao contains the same terms as those described above.

Exclusive Business Cooperation Agreement:

Pursuant to the exclusive business cooperation agreement entered into between Meijv and Yanhua Network, Meijv irrevocably appoints and designates Yanhua Network as its exclusive service provider to provide, among others, relevant technical and consulting services. The service fees are determined based on the actual services provided by Yanhua Network during the relevant period. This agreement shall remain effective unless otherwise terminated by Yanhua Network or terminated according to other provisions therein. Yanhua Network may terminate this agreement in its sole discretion at any time with prior written notice. Meijv has no authority to terminate the exclusive business cooperation agreement. During the term of exclusive business cooperation agreement, both Yanhua Network and Meijv shall renew their operation terms prior to the expiration thereof so as to enable the exclusive business cooperation agreement to remain effective. The exclusive business cooperation agreement shall be terminated upon the expiration of the operation term of either Yanhua Network or Meijv, if the application for renewal of their operation terms are not approved by relevant government authorities.

The exclusive business cooperation agreement between Yanhua Network and Lv Neng Tao contains the same terms as those described above.

Equity Interest Pledge Agreement:

Under the equity interest pledge agreement, Youying pledges all the equity interests in Meijv to Yanhua Network to secure performance of all obligations of Youying under the exclusive business cooperation agreement, the exclusive option agreement and the proxy voting agreement. This equity interest pledge agreement will remain effective until the full performance of the contractual obligations under the exclusive business cooperation agreement, the exclusive call option agreement and the proxy voting agreement.

The equity interest pledge agreement between Yanhua Network and Lv Neng Tao contains the same terms as those described above.

Risk in relation to the VIE structure

In the opinion of the Company’s management, the VIE Agreements have resulted in the Company, through Yanhua Network, having the power to direct activities that most significantly impact the VIEs and their respective subsidiaries, including appointing key managements, setting up operating policies, exerting financial controls and transferring profit or assets out of the VIEs at its discretion. The Company considers that it, through Yanhua Network, has the right to receive all the benefits and assets of the VIEs. As the VIEs were established as limited liability companies under the PRC law, their creditors do not have recourse to the general credit of the Company and Yanhua Network for the liabilities of the VIEs, and the Company and Yanhua Network do not have the legal obligation to assume the liabilities of the VIEs.

The Group has determined that the VIE Agreements are in compliance with PRC laws and regulations and are legally enforceable. However, the Company cannot be certain that the PRC government authorities will not ultimately take a view contrary to that of the Company. If the Company, Yanhua Network and legal shareholders of Meijv and Lv Neng Tao were found to be in violation of any existing or future PRC laws and regulations, or fail to obtain or maintain any of the required permits and approvals, the relevant PRC regulatory authorities would have board discretion in dealing with such violations, including requiring the Company to undergo a costly and disruptive restructuring such as forcing the Company to transfer its equity interests in Yanhua Network to a domestic entity or invalidating the VIE Agreements. The imposition of any of these government actions could result in the termination of the VIE Agreements, which would result in the Company losing the (i)ability to direct the activities of the VIEs and (ii) rights to receive substantially all the economic benefits and residual returns from the VIEs. In the opinion of the management, the likelihood of the termination of the VIE Agreements is remote based on the facts and circumstances.

The interests of the legal shareholders of the VIEs, may diverge from that of the Company and that may potentially increase the risk that the VIEs’ legal shareholders would seek to act contrary to the contractual terms. The Company cannot assure that when conflicts of interest arise, the VIEs’ legal shareholders will act in the best interests of the Company or that conflicts of interests will be resolved in the Company’s favor. The Company believes the VIEs’ legal shareholders will not act contrary to any of the contractual arrangements and the exclusive option agreements provide the Company with a mechanism to remove the VIEs’ legal shareholders as the shareholder of the VIEs should the VIEs’ legal shareholders acts to the detriment of the Company. The Company relies on the VIEs’ legal shareholders to fulfill their fiduciary duties and abide by laws of the PRC and act in the best interest of the Company. If the Company cannot resolve any conflicts of interest or disputes between the Company and the VIEs’ legal shareholders, the Company would have to rely on legal proceedings, which could result in disruption of its business, and there is substantial uncertainty as to the outcome of any such legal proceedings.

There is no VIE in which the Group has a variable interests but is not the primary beneficiary. Currently, there is no contractual arrangement that could require the Group to provide financial support to the VIEs.

The following assets and liabilities information of the VIEs and their operating results and cash flows have been included in the accompanying consolidated financial statements as of and for the year ended December 31, 2016:

December 31, 2016
ASSETS
Cash and cash equivalents	$1,661
Inventories, net	4
Prepaid expenses and other current assets	2,192
Other receivable, noncurrent	636
Property, plant and equipment, net	25
Total assets	$4,518
LIABILITIES
Accounts payable	$78
Accrued liabilities	1,222
Other current liabilities due to intra-group entities*	9,411
Other current liabilities	6,090
Total liabilities	$16,801

For the Year Ended December 31, 2016
Net sales	2,503
Net sales from intra-group entities	1,226
Net loss	(12,209)

For the Year Ended December 31, 2016
Net cash provided by operating activities	1,997
Net cash used in investing activities	(336)
Net cash provided by financing activities	—

*     Other current liabilities due to intra-group entities represent the amounts due to the Company’s subsidiaries, which have been eliminated upon consolidation.

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

The Group has suffered significant recurring losses from operations and operating cash outflows. The Group has incurred a net loss of $220,968 and had operating cash outflow of $47,030 during the year ended December 31, 2016. As of December 31, 2016, the Group had accumulated deficit of $466,764. Working capital (current assets less current liabilities) levels have decreased significantly from negative $79,982 at December 31, 2015 to negative $176,195 at December 31, 2016.

As of December 31, 2016, the convertible bonds were overdue for repayment (See Note 18).

Further, since April 2017 the Company has defaulted repayment for significant amounts of borrowing raised from individual investors through the on-line platform. On May 9, 2017, the Group announced on its on-line platform www.solarbao.com, that it had defaulted the repayment of principal repayments and interest payments of approximately $32,017 (RMB 222 million) in the aggregate as of the announcement date that were due to the individual investors and committed to repay such overdue balances including interests by October 11, 2017. The Group did not make full payment of the overdue balances by such date. Further, the Group continued to default repayment of certain borrowings from individual investors that were due for repayment after May 9, 2017. On October 12, 2017, the Group made a further announcement on www.solarbao.com that up to October 11, 2017, principal amounts and interests of approximately $89,433 (RMB 621 million) in the aggregate were overdue.

These and other factors disclosed in these financial statements raise substantial doubt as to the Company’s ability to continue as a going concern. Management believes that it has developed a liquidity plan, as summarized below, that, if executed successfully, will provide sufficient liquidity to meet the Company’s obligations for a reasonable period of time.

Private placements and negotiation for financial support

On July 12, 2017, the Group completed the issuance of 80,000,000 ordinary shares to an institutional investor at an aggregate purchase price of $5,760. On October 10 2017, two other institutional investors entered into share purchase agreements with the Group and agreed to purchase an aggregate of 320,000,000 ordinary shares for a total consideration of $33,920, subject to ordinary terms and conditions that need to be fulfilled by the Group prior to the closing of the shares purchases. As of the date of issuance of the accompanying consolidated financial statements, the private placements to these two institutional investors have not yet been closed. Please refer to Note 30(a) — Subsequent events for details.

The Group has been proactively and continuously negotiating with the convertible bond holders for a settlement arrangement acceptable by both the Group and the convertible holders. Among other options, the Group has been exploring the possibility of a settlement of the outstanding convertible bonds payable through a combination of cash payments and share issuances, and a settlement schedule that would reduce the Group’s cash payment level in the next twelve months.

Working capital management

The Group has been working on the initiatives to sell certain of its project assets and to recover overdue accounts receivable amounts arising from previous sales of project assets and provision of EPC services in the PRC. Also, the Group has decided to postpone the planned investments in certain new project assets and has been closely monitoring the level of the Group’s capital spending level until liquidity position has improved. These initiatives aim at preserving cash and generating operating cash flows to enable the Group to repay the convertible bonds, borrowings and accounts payable.

The Group has scrutinized its portfolio of project assets and potential buyers of these project assets in the market. An action plan has been put in place to prioritize and accelerate the sales of those solar project assets that could generate cash proceeds quickly. On March 7, 2017, the Group entered into definitive agreements to sell two solar projects with total capacity of 4.8 megawatts (MW) in Japan. On May 31, 2017, the Group entered into an agreement to sell a solar project in the United Kingdom with the capacity of approximately 4.5 megawatts (MW). Also, the Group has been in negotiation with a potential buyers of solar projects in the PRC.

As part of its initiatives to recover overdue account receivables, the Group has been working with a few strategic investors to acquire certain grid connected solar projects that have been pledged to the Group as security for repayment of certain receivable balances. Certain tri-party sales and purchase agreements dated October 25, 2017 were entered between a listed company in the PRC (as buyer), the project owners which had overdue receivable balances with the Group (as seller) and the Group, being the EPC contractors for these solar projects, pursuant to which the PRC listed company would acquire from these project owners certain solar projects with total capacity of 40MW, subject to certain terms and conditions.

In addition, the Group has proceeded litigation against a number of its debtors and has successfully secured judgments against these debtors.

Cost saving measures

The Group has implemented certain measures with an aim to reduce its operating costs. Such measures include 1) downscaling the regional offices in Beijing city and Suzhou city in the PRC and reducing headcounts involved in the on-line fund raising and leasing business in these offices and 2) strictly controlling and reducing business, marketing and advertising expenses; 3) relocating certain offices in United States and United Kingdom to save office rental; and 4) lowering the remuneration of the Group’s management team.

While management believes that the measures in the liquidity plan will be adequate to allow the Group to meet its liquidity and cash flow requirements within one year after the date that the financial statements are issued, there is no assurance that the liquidity plan will be successfully implemented. Failure to successfully implement the liquidity plan will have a material adverse effect on the Group’s business, results of operations and financial position, and may materially adversely affect its ability to continue as a going concern. The consolidated financial statements do not include any adjustments related to the recoverability and classification of recorded assets or the amounts and classification of liabilities or any other adjustments that might be necessary should the Group be unable to continue as a going concern.

(b)                                 Principles of Consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries, and consolidated VIEs. All material inter-company transactions and balances have been eliminated upon consolidation. For consolidated subsidiaries where the Group’s ownership in the subsidiary is less than 100%, the equity interest not held by the Group is shown as non-controlling interests. The Company accounts for investments over which it has significant influence but not a controlling financial interest using the equity method of accounting. The Company deconsolidates a subsidiary when the Company ceases to have a controlling financial interest in the subsidiary. When control is lost, the parent-subsidiary relationship no longer exists and the parent derecognizes the assets and liabilities of the subsidiary.

(c)                                  Use of estimates

The preparation of the consolidated financial statements in conformity with US GAAP requires the Group to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant accounting estimates reflected in the Company’s consolidated financial statements include the allowance made for doubtful accounts receivable, inventory write-downs, the estimated useful lives of long-lived assets, the impairment of goodwill, long-lived assets and project assets, fair value of derivative liability, valuation allowance of deferred income tax assets, accrued warranty expenses, percentage-of-completion for revenue recognition, the grant-date fair value of share-based compensation awards and related forfeiture rates, and fair value of financial instruments and assumptions related to the consolidation of entities in which the Company holds variable interests. Changes in facts and circumstances may result in revised estimates. The current economic environment has increased the degree of uncertainty inherent in those estimates and assumptions.

(d)                                 Foreign currency translation and foreign currency risk

The functional currency of the Company and subsidiaries located in the United States is the United States dollar (“US$” or “$”). The functional currency of the Company’s subsidiaries located in the PRC, Europe, United Kingdom, Japan and Australia are Renminbi (“RMB”), EURO (“EUR”), Pounds(“GBP”), JPY and AUD respectively. Transactions denominated in foreign currencies are re-measured into the functional currency at the rates of exchange prevailing when the transactions occur. Monetary assets and liabilities denominated in foreign currencies are re-measured into the functional currency at rates of exchange in effect at the balance sheet dates. Exchange gains and losses are included in the consolidated statements of operations.

The Group’s reporting currency is the US$. Assets and liabilities of subsidiaries, whose functional currency is not the US$, are translated into US$ using exchange rates in effect at each period end, and revenues and expenses are translated into US$ at average rates prevailing during the year. Gains and losses resulting from the translations of the financial statements of these subsidiaries into US$ are recognized as other comprehensive loss in the statement of comprehensive loss.

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

The Group maintains allowances for doubtful accounts and for costs and estimated earnings in excess of billings on uncompleted contracts for uncollectible accounts receivable. The Group regularly monitors and assesses the risk of not collecting amounts owed by customers. This evaluation is based upon a variety of factors, including an analysis of amounts current and past due along with relevant history and facts particular to the customer. The Group does not have any off-balance-sheet credit exposure related to its customers. As at December 31, 2016 and 2015, the Group made allowance of $13,337 and nil for costs and estimated earnings in excess of billings on uncompleted contracts.

(i)          Notes Receivable

Notes receivable consists of non-interest bearing commercial bank acceptance notes received from EPC customers in China and a 15-year interest-bearing promissory note issued by an EPC customer in 2013. As at December 31, 2016, all bank acceptances notes was due for settlement within the next 12 months after the balance sheet date and were classified as current assets on the consolidated balance sheet. The promissory note carries interests at LIBOR plus 460bps and is settled by pre-determined installments. Installment payments that fall due within 12 months and over 12 months after the balance sheet date are classified as current assets and non-current assets respectively on the consolidated balance sheet. As of December 31, 2016 and 2015, allowance of nil was made against the notes receivable.

(j)          Inventories

Inventories are carried at the lower of cost or market, determined by the first in first out cost method. Provisions are made for obsolete or slow-moving inventories based on management estimates. Inventories are written down based on the difference between the cost of inventories and the market value based upon estimates about future demand from customers, specific customer requirements on certain projects and other factors. Inventory provision charges establish a new cost basis for inventory that subsequently cannot be marked up based on changes in underlying facts and circumstances.

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

Classification of the project assets affects the accounting and presentation in the consolidated financial statements. Transactions related to the project assets held for development and sale are classified as operating activities in the consolidated statements of cash flows and reported as sales and costs of goods sold in the consolidated statements of operations upon the sale of the project assets and fulfillment of the relevant recognition criteria. Incidental electricity income generated from the project assets held for development and sale prior to the sale of the projects is recorded in other operating income in the consolidated statement of operations. The project assets held for use are used by the Group in its operations to generate income or a return from the use of the assets. Income generated from the project assets held for use are included in net sales in the consolidated statement of operations. The costs to construct project assets intended to be held for own use are capitalized and reported within property, plant and equipment on the consolidated balance sheets and are presented as cash outflows from investing activities in the consolidated statements of cash flows. The proceeds from disposal of project assets classified as held for own use are presented as cash inflows from investing activities within the consolidated statements of cash flows. A net gain or loss upon the disposal of project assets classified as held for own use is reported in other operating income or expense in the consolidated statement of operation.

Project assets costs consist primarily of capitalizable costs for items such as permits and licenses, acquired land or land use rights, and work-in-process. Work-in-process includes materials and modules, construction, installation and labor, capitalized interests and other capitalizable costs incurred to construct the PV solar power systems.

The project assets held for development and sale are reported as current assets on the consolidated balance sheets when upon completion of the construction of the project assets, the Group initiates a plan to actively market the project assets for immediate sale in their present condition to potential third party buyers subject to terms that are usual and customary for sales of these types assets and it is probable that the project assets will be sold within one year. Otherwise, the project assets held for development and sale are reported as non-current assets.

No depreciation expense is recognized while the project assets are under construction or classified as held for sale. If facts and circumstances change such that it is no longer probable that the PV solar systems will be sold within one year of the system’s completion date, the PV solar systems will be reclassified to property, plant and equipment and subject to depreciation charges.

For project assets held for development and sale, the Group considers a project commercially viable if it is anticipated to be sold for a profit once it is either fully developed or fully constructed. The Group also considers a partially developed or partially constructed project commercially viable if the anticipated selling price is higher than the carrying value of the related project assets plus the estimated cost to completion. The Group considers a number of factors, including changes in environmental, ecological, permitting, market pricing or regulatory conditions that affect the project. Such changes may cause the cost of the project to increase or the selling price of the project to decrease. The Group records an impairment loss of the project asset to the extent the carrying value exceed its estimated recoverable amount. The recoverable amount is estimated based on the anticipated sales proceeds reduced by estimated cost to complete such sales. In 2016, 2015 and 2014, the Group recorded impairment loss of $5,138, $5,932 and nil, respectively, for certain project assets held for development and sale.

In addition to PV solar power systems that are developed for sale or held for the Group’s own use, the Group also invested in several PV solar power projects under engineering, procurement and construction (“EPC”) contracts with third party project owners during the years ended December 31, 2016, 2015 and 2014. In respect of these EPC contracts, there was mutual understanding between the Group and the respective project owners upon the execution of the EPC contracts that the title and ownership of the PV solar power systems would transfer to the Group upon the completion of construction. Management determined that the substance of the arrangements is for the Group to construct the PV solar power systems under the legal title of the project owners with the title and ownership of the systems transferred to the Group upon the construction completion, at which time such title transfer is permitted under local laws. The project assets under construction were pledged to the Group before title transfer. Like normal project assets, classification in consolidated statement of cash flow as investing activities or operating activities for these project assets are based on the intention for own use or sale. Based on the Group’s intention to hold for own use, the projects costs incurred for these EPC contracts are presented as investing activities in the consolidated statement of cash flows. The Group recorded impairment loss for such project assets of $8,706, $10,853 and $nil for the years ended December 31, 2016, 2015 and 2014, respectively.

(l)            Property, plant and equipment

The Group accounts for its property, plant and equipment at cost, less accumulated depreciation. Cost includes the prices paid to acquire or construct the assets, interest capitalized during the construction period and any expenditure that substantially extends the useful life of an existing asset. The Group expenses repair and maintenance costs when they are incurred. Depreciation is recorded on the straight-line method based on the estimated useful lives of the assets as follows:

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

(n)       Impairment of long-lived assets

The Group’s long-lived assets include property, plant and equipment, project assets and other intangible assets with finite lives. The Group evaluates long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group be tested for possible impairment, the Group first compare undiscounted cash flows expected to be generated by that asset or asset group to its carrying amount. If the carrying amount of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying amount exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary. Any impairment write-downs would be treated as permanent reductions in the carrying amounts of the assets and a charge to operations would be recognized. Impairment losses on project assets of $13,844, $10,853 and nil was recognized for the years ended December 31, 2016, 2015 and 2014, respectively. Impairment loss on property, plant and equipment of $12,640, nil and nil was recognized for the years ended December 31, 2016, 2015 and 2014, respectively. Impairment loss on intangible assets of $1,235, nil and nil was recognized for the years ended December 31, 2016, 2015 and 2014, respectively.

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

If the two-step goodwill impairment test is required, first, the fair value of the reporting unit is compared with its carrying amount (including goodwill). If the fair value of the reporting unit is less than its carrying amount, an indication of goodwill impairment exists for the reporting unit and the entity must perform step two of the impairment test (measurement). Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation and the residual fair value after this allocation is the implied fair value of the reporting unit goodwill. If the carrying value of a reporting unit’s goodwill exceeds the implied fair value of goodwill, the Group would record an impairment loss equal to the difference.

See Note 17 “Goodwill and Other Intangible Assets” for additional information on the Group’s goodwill impairment tests.

(p)       Product warranties

The Group offers the industry standard warranty up to 25 years for PV modules and industry standard warranty for five to ten years on inverter and balance of system components. Due to the warranty period, the Group bears the risk of extensive warranty claims long after products have been shipped and revenues have been recognized. The Group provides a limited warranty to the original purchasers of its solar modules, inverters and cables for trading business for one to five years, in relation to defects in materials and workmanship. For the Group’s cable, wire and mechanical assemblies business, historically the related warranty claims have not been material. For the Group’s solar PV business, the greatest warranty exposure is in the form of product replacement.

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

(q)       Income taxes

The Group accounts for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recognized if it is more likely than not that some portion, or all, of a deferred tax asset will not be realized.

The Company recognizes in the consolidated financial statements the impact of a tax position, if that position is more likely than not of being sustained upon examination, based on the technical merits of the position. In evaluating whether a tax position has met the more-likely-than-not recognition threshold, management presumes that the position will be examined by the appropriate taxing authority that has full knowledge of all relevant information. In addition, a tax position that meets the more-likely-than-not recognition threshold is measured to determine the amount of benefit to be recognized in the financial statements. The tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon settlement. The Group’s tax liability associated with unrecognized tax benefits is adjusted periodically due to changing circumstances, such as the progress of the tax audits, case law developments and new or emerging legislation. Such adjustments are recognized entirely in the period in which they are identified. The Group records interest and penalties related to an uncertain tax position, if and when required, as part of income tax expense in the consolidated statements of operations. No reserve for uncertainty tax position was recorded by the Group for the years ended December 31, 2016, 2015 and 2014.

(r)        Revenue recognition

Product sales

Revenue on product sales is recognized when there is persuasive evidence of an arrangement, title and risk of ownership have passed (generally upon delivery), the price to the buyer is fixed or determinable and collectability is reasonably assured. The Group makes determination of our customer’s credit worthiness at the time it accepts their initial order. For cable, wire and mechanical assembly sales, there are no formal customer acceptance requirements or further obligations related to our assembly services once the Group ships its products. Costs to ship products to customers are included in cost of sales in the consolidated statement of operations. Customers do not have a general right of return on products shipped therefore the Group makes no provisions for returns.

Construction contracts

Revenue on photovoltaic system construction contracts is generally recognized using the percentage-of-completion method of accounting, unless the Group cannot make reasonably dependable estimates of the costs to complete the contract or the contact value is not fixed, in which case the Group would use the completed contract method. Under the percentage-of-completion method, the Group measures the cost incurred on each project at the end of each reporting period and compares the result against the estimated total costs at completion. The costs incurred for construction contract mainly include the purchase costs of direct materials and solar modules, which are included in assessing percentage-of-completion when they have been permanently placed or affixed to the solar power system as required by engineering designs. The percentage of cost incurred determines the amount of revenue to be recognized. Payment terms are generally defined by the contract and as a result may not match the timing of the costs incurred by the Group and the earnings accrued thereon. Such differences are recorded as costs and estimated earnings in excess of billings on uncompleted contracts (an asset account) or billings in excess of costs and estimated earnings on uncompleted contracts (a liability account). For the years ended December 31, 2016, 2015 and 2014, $2,369, $2,161 and $5,600 of progress payments have been netted against unbilled receivable disclosed in the account costs and estimated earnings in excess of billings on uncompleted contracts.

The percentage-of-completion method requires the use of various estimates, including, among others, the extent of progress towards completion, contract revenues and contract completion costs. Contract revenues and contract costs to be recognized are dependent on the accuracy of estimates, including direct material and labor costs and those indirect costs related to contract performance, such as indirect labor, supplies, tools, repairs, and depreciation costs. The Group has a history of making reasonable estimates of the extent of progress towards completion, contract revenues and contract completion costs. However, due to uncertainties inherent in the estimation process, it is possible that actual contract revenues and completion costs may vary from estimates. Under the completed-contract method, contract costs are recorded to a deferred project costs account and cash received are recorded to a liability account during the periods of construction. All revenues, costs, and profits are recognized in operations upon completion of the contract. A contract is considered complete and revenue recognized when all costs except insignificant items have been incurred and final acceptance has been received from the customer and receivables are deemed to be collectible. Provisions for estimated losses on uncompleted contracts, if any, are recognized in the period in which the loss first becomes probable and reasonably estimable. For each of the years ended December 31, 2016, 2015 and 2014, no estimated losses on uncompleted contracts have been recorded.

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

If the criteria for recognition under the full accrual method are met except that the buyer’s initial and continuing investment is less than the level determined to be adequate, then the Group will recognize revenue using the installment method. Under the installment method, the Group recognizes revenue up to the costs incurred and apportion each cash receipt from the buyer between cost recovered and profit in the same ratio as total cost and total profit bear to the sales value.

If the Group retains some continuing involvement with the project assets and does not transfer substantially all of the risks and rewards of ownership, profit shall be recognized by a method determined by the nature and extent of the continuing involvement, provided the other criteria for the full accrual method are met. In certain cases, the Group may provide the customers guarantees of system performance or uptime for a limited period of time and the Group’s exposure to loss is contractually limited based on the terms of the applicable agreement. In accordance with real estate sales accounting guidance, the profit recognized is reduced by the maximum exposure to loss (and not necessarily the most probable exposure), until such time that the exposure no longer exists.

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

As discussed in Note 1 and Note 15, the Group raised funds from individual investors through the on-line platform of Meijv (and Solar Energy prior to March 2016) to purchase solar related products for leasing to third party project developer. Although a tri-party lease agreement is signed among the individual investors, the Group and the third party developer with individual investors as legal lessor and the third party developers as legal lessee, the Group is considered as the accounting lessor in substance because 1) the lease terms, rate of return on the investment funds from individual investors, the initial purchase price and the lease rental of the solar related products payable by the PV developers and the purchase contract of the solar related products entered with manufacturer are negotiated and concluded by the Group without any involvement by the individual investors; and 2) although the Group does not grant redemption right or guarantee repayment in respect of funds provided by individual investors and the return they are entitled to, the Group is expected to repay the funds and return under industry practice in the PRC. Accordingly, the individual investors does not take credit risk in respect of any default payment by the leasee nor risk of claim on the leased assets; 3) the Group is subject to the credit risk as a principal of the lease transaction and exposes to the reputational and business risk to return the funds to the individual investors and assume the title of the leased asset after the lock-up period. In substance, the individual investors provided funds (as lender) to finance the Group (as borrower) for its purchases of the Underlying PV Products for leasing to third party in return for a fixed return. In this regard, lease accounting is adopted with Group as accounting lessor and the third party developer as accounting lessee under finance lease in the Group’s consolidated financial statements upon the inception of the leases.

In connection with the launch of the above financing and leasing products, the Group issued coupons to certain third party vendors with total face value of $2,010 and $10,944 for the years ended December 31, 2016 and 2015. These coupons are freely transferrable between holders but could not be redeemed in cash. Each coupon has an expiry date for redemption. Prior to the expiry date, when the holders subscribe the on-line products through the on-line platform, the holders could redeem the coupons such that the original purchase price to be paid for the on-line products would be reduced by the face value of the coupons.

For the years ended December 31, 2016 and 2015, coupons totalling $2,010 and $10,942 were recorded as settlement of those third party vendors’ trade payable balance and were reclassified as other current liabilities when the coupons are received by vendors on the above basis. As of December 31, 2016 and 2015, coupons amounted to nil and $2 issued to these counterparties had not been expired or redeemed, respectively.

In order to promote the above on-line products on the platform, the Group offered, from time to time, discount from 5% to 20% on the unit value for investment units subscribed by individual investors. The discount offered for on-line products subscribed by individual investors is amortized as interest expense using the effective interest rate method through the end of the lock-up period or maturity date, which is the earliest date that the Group could be required to repay the unit value in respect of the investment made by individual investors. As of December 31, 2016 and 2015, the unamortized discount balances of total discount offered were $474 and $155, respectively. For the years ended December 31, 2016 and 2015, discount balances of $1,151 and $3,163 have been amortized as interest expenses respectively.

The Group recognized interest earned on finance leases, for finance lease as “Net sales-financial service revenue” in the amount of $4,387, $1,486 and nil in 2016, 2015 and 2014, respectively.

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

Operation and maintenance service revenue

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

(t)            Derivative instruments

The Group enters into derivative financial instrument arising from the business combination of Solar Juice and the investment as mentioned in Note 10 to the consolidated financial statements. The Group recognizes all derivative instruments as either assets or liabilities in the balance sheet at their respective fair values. Changes in the fair value are recognized in earnings.

(u)           Capitalized interest

The Group’s policy is to capitalize interest cost incurred on debt during the construction of major projects exceeding three months. A reconciliation of total interest cost to “Interest Expense” as reported in the consolidated statements of operations for 2016, 2015 and 2014 is as follows:

	December 31,	December 31,	December 31,
	2016	2015	2014

Interest cost capitalized	$2,273	$2,268	—
Interest cost charged to expense	9,043	9,275	2,259
Total interest cost	$11,316	$11,543	2,259

(v)           Advertising

Advertising costs amounted to $5,206, $22,448 and nil in 2016, 2015 and 2014, respectively. The Group expenses the costs of producing advertisements as incurred. Regarding the sponsorships of events, the sponsorship amounts are amortized over the period during which the performance under the sponsorship is received.

(w)          Commitments and contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. If a potential material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, is disclosed. Legal costs incurred in connection with loss contingencies are expensed as incurred.

(x)           Recently Adopted and Recently Issued Accounting Guidance

In May 2014, the Financial Accounting Standards Board (“FASB”), issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers, which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. ASU 2014-09 will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective. This ASU was originally effective for fiscal years and interim periods beginning after December 15, 2016. In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers (“ASU 2015-14”), which amends ASU 2014-09 and defers its effective date to fiscal years and interim reporting periods beginning after December 15, 2017. ASU 2015-14 permits earlier application only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. The standard allows for either a full retrospective or modified retrospective transition method. In March and April 2016, the FASB issued the following amendments to clarify the implementation guidance: ASU No. 2016-08, Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net) and ASU No. 2016-10 Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing. The Group is currently evaluating the impact of this standard on the consolidated financial statements.

On February 18, 2015, the FASB issued ASU No. 2015-02, Consolidation, which reduces the number of consolidation models and simplifies the current standard. Entities may no longer need to consolidate a legal entity in certain circumstances based solely on its fee arrangements when certain criteria are met. ASU 2015-02 reduces the frequency of the application of related-party guidance when determining a controlling financial interest in a variable interest entity. ASU 2015-02 is effective for the Group’s fiscal year ending December 31, 2016. The adoption of ASU No. 2015-02 in 2016 did not have a significant impact on the Group’s consolidated financial statements.

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

In March 2016, the FASB issued ASU 2016-07, “Investments—Equity Method and Joint Ventures (Topic 323): Simplifying the Transition to the Equity Method of Accounting”, which eliminates the requirement to retrospectively apply the equity method in previous periods. Instead, the investor must apply the equity method prospectively from the date the investment qualifies for the equity method. The amendments in this update are effective for financial statements issued for annual periods beginning after December 15, 2016, and interim periods within those annual periods, with early adoption permitted. The Group is currently evaluating the impact of this standard on its consolidated financial statements.

In March 2016, the FASB issued ASU 2016-09, “Compensation - Stock Compensation (Topic 718),” which simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. ASU 2016-09 is effective for public companies for fiscal years beginning after December 15, 2016. The Group is evaluating the impact that ASU 2016-09 will have on its consolidated financial statements and related disclosures.

In June 2016, the FASB issued ASU 2016-13, “Financial Instruments - Credit Losses (Topic 326).” The amendments in this ASU replace the “incurred loss” methodology for recognizing credit losses with a methodology that reflects expected credit losses and requires consideration of a broader range of information including past events, current conditions and reasonable and supportable forecasts that affect the collectability of reported amounts of financial assets that are not accounted for at fair value through net income, such as loans, certain debt securities, trade receivables, net investment in leases, off-balance sheet credit exposures and reinsurance receivables. Under the current GAAP incurred loss methodology, recognition of the full amount of credit losses is generally delayed until the loss is probable of incurring. Current GAAP restricts the ability to record credit losses that are expected, but do not yet meet the probability threshold. ASU 2016-13 becomes effective for public companies for fiscal years beginning after December 15, 2019. The Group is evaluating the impact that ASU 2016-13 will have on its consolidated financial statements and related disclosures.

In August 2016, the FASB issued ASU 2016-15, “Classification of Certain Cash Receipts and Cash Payments (Topic 230).” The new guidance is intended to reduce diversity in how certain transactions are classified in the consolidated statement of cash flows. ASU 2016-15 will be effective for public companies for fiscal years beginning after December 15, 2017. The Group is evaluating the impact that ASU 2016-15 will have on its consolidated financial statements and related disclosures.

In October 2016, the FASB issued ASU 2016-16, “Income Taxes (Topic 740), Intra-Entity Transfers of Assets Other Than Inventory.” ASU 2016-16 requires entities to recognize the income tax consequences of an intra-entity transfer of an asset other than inventory when the transfer occurs. Current GAAP prohibits the recognition of current and deferred income taxes for an intra-entity asset transfer until the asset has been sold to an outside party. ASU 2016-16 will be effective for public companies for fiscal years beginning after December 15, 2017. The Group is evaluating the impact that ASU 2016-16 will have on its consolidated financial statements and related disclosures.

In November 2016, the FASB issued ASU No. 2016-18, “Statement of Cash Flows (Topic 230): Restricted Cash”. The guidance requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The standard is effective for fiscal years beginning after December 15, 2017, and interim period within those fiscal years. Early adoption is permitted, including adoption in an interim period. The standard should be applied using a retrospective transition method to each period presented. The Group is currently evaluating the impact that the standard will have on its consolidated financial statements and related disclosures.

In January 2017, the FASB issued ASU 2017-04, “Goodwill and Other (Topic 350) — Simplifying the Test for Goodwill Impairment.” ASU 2017-04 simplifies the subsequent measurement of goodwill by eliminating Step 2 of the goodwill impairment test. In computing the implied fair value of goodwill under Step 2, an entity had to perform procedures to determine the fair value at the impairment testing date of its assets and liabilities (including unrecognized assets and liabilities) following the procedure that would be required in determining the fair value of assets acquired and liabilities assumed in a business combination. As a result of ASU 2017-04, an entity should perform its goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount and then recognize an impairment charge, as necessary, for the amount by which the carrying amount exceeds the reporting unit’s fair value, not to exceed the total amount of goodwill allocated to that reporting unit. ASU 2017-04 is effective for fiscal years and interim periods within those years beginning after December 15, 2019, and early adoption is permitted for interim or annual goodwill impairment tests performed after January 1, 2017. The Group is evaluating the impact that ASU 2017-04 will have on its consolidated financial statements and related disclosures.

3.             Restricted cash

At December 31, 2016 and December 31, 2015, the Group had restricted bank deposits of $9,059 and $83,191 respectively. The restricted bank deposits as at December 31, 2016 represent guarantee deposits, which primarily include reserves of $4,954 for bank acceptance notes and short-term borrowings issued by the Group to suppliers with maturity period of 6 or 12 months, $1,392 in several bank accounts which was frozen due to certain lawsuits filed by the suppliers and $2,679 of bank deposits put under the custodian of Sinsin Solar Capital Limited Partnership (“Sinsin Group”), the previous owner of Sinsin, to secure the payment of outstanding consideration arising from the acquisition of Sinsin during the year ended December 31, 2014.

4.             Accounts Receivable

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

The movements of allowance for doubtful accounts are as follows:

	2016	2015	2014
Balance as at January 1	$36,553	$766	$5,887
Addition	4,171	36,468	—
Written off	(239)	(616)	(2,142)
Written back	(18,293)	(65)	(2,979)
Foreign currency translation difference	(1,626)	—	—
Balance as at December 31	$20,566	$36,553	$766

As of December 31, 2016 and 2015, allowance for doubtful debts of $18,487 and $35,628 had been recognized for certain gross receivable balances of $36,480 and $75,950, respectively, which arose from the Group’s EPC service revenue. Also, allowance for doubtful debts of $2,079 and $925 had been recognized for certain gross receivable balances of $29,695 and of $33,986, respectively, which arose from other types of revenues. These allowance are determined on the basis of their expected recoverable amount of these receivables.

Accounts receivable as at December 2016 and 2015 primarily consists of receivables arose from EPC services, trading and sales of solar PV related components.  The ageing of accounts receivable as of December 31, 2016 and 2015, prepared based on credit period offered, consisted of the followings:

	December 31, 2016			December 31, 2015
	Gross	Allowance	Net	Gross	Allowance	Net
Current	9, 077	—	9,077	26,054	(60)	25,994
0-90 days past due	6,817	—	6,817	65,737	(22,664)	43,073
91-180 days past due	9,379	—	9,379	3,488	—	3,488
181-365 days past due	3,516	(487)	3,029	582	—	582
over 1 year past due	37,386	(20,079)	17,307	14,075	(13,829)	246
Total	$66,175	$(20,566)	$45,609	$109,936	$(36,553)	$73,383

Included in the gross receivable balances arising from EPC services as at December 31, 2016 and 2015 were $34,049 and $37,050 due from Zhongwei Hanky Wiye Solar Co., Ltd (“Zhongwei”) against which allowance for doubtful debts of $16,220 and $17,385 had been recognized, respectively. In August 2014, the Group entered into an EPC contract with Zhongwei, a customer in the PRC, to construct a 30MW ground mounted PV station. The grid-connection of Zhongwei Project was completed in July 2015. There was significant delay of payments by Zhongwei based on the contract terms. The Group filed two lawsuits against the project owner of Zhongwei in August 2016 and April 2017 claiming repayment on the entire outstanding balances. On December 21, 2016, the Group won the first trial of the lawsuit filed in August 2016 and has successfully frozen the Zhongwei’s bank account that collects the electricity incomes generated from the 30MW PV station in the amount of $7,964. The first trial of the lawsuit filed in April 2017 has not been scheduled yet.

Included in the gross receivable balances arising from EPC services as at December 31, 2016 and 2015 were $700 and $12,964 due from Xinyu Realforce Energy Co., Ltd. (“Realforce”) against which full allowance for doubtful debts had been recognized. In the second half of 2014, the Group entered into an EPC contract with Realforce, a customer in the PRC, to construct a 21MW rooftop PV station. The construction of the PV station had been completed prior to December 31, 2014. Pursuant to the sales and leaseback arrangement entered in April 2015, Realforce sold the Group certain solar PV components installed in the 21MW rooftop PV station at their fair value of $10,806 and immediately leased them back over a 10-year period with annual interest rate of 10% under a finance lease contract. As a result of the above arrangement, the Group reduced the receivable balance due from Realforce by the fair value of the solar PV components of $10,806 and recognized a finance lease receivable of $10,806 due from Realforce. On February 23, 2016, the Group and Realforce reached another sales and leaseback arrangement with terms similar to those of the first arrangement in 2015 to settle majority of the remaining outstanding receivable balances. As a result of the second arrangement, the Group further reduced the accounts receivable balance due from Realforce by the fair value of the solar PV components of $11,523 and recognized a finance lease receivable of $11,523 due from Realforce. No gain or loss was recognized in the consolidated statements of operation in relation to the above settlement through sales and leaseback arrangement in 2015 and 2016. 100% equity interests in Realforce has been pledged to the Group to secure its repayment obligations under the finance lease contract and the outstanding accounts receivable balances.

Included in the gross receivable balances arising from EPC services as at December 31, 2016 and 2015 were nil and $25,936 due from Alxa League Zhiwei Photovoltaic Power Generation Co., Ltd. (“Alxa”) against which allowance for doubtful debts of nil and $15,279 had been recognized, respectively. In October 2014, the Group entered into an EPC contract with Alxa, a customer in the PRC, to construct a 30MW ground mounted PV station. The construction of 20MW PV station was completed prior to December 31, 2015. In April 2016, Alxa entered into a sales and leaseback arrangement with the Group for the purpose of settling the outstanding receivable arising from the EPC contract for 20MW. Pursuant to the sales and leaseback arrangement, Alxa sold the Group certain solar PV components installed in the rooftop PV station at their fair value of $28,854 and immediately leased them back over a 10-year period with annual interest rate of 12% under a finance lease contract. As a result of the above arrangement, the Group reduced the receivable balances due from Alxa by the fair value of the solar PV components of $25,254 and recognized a finance lease receivable of $28,854 due from Alxa. As a result of the above arrangement, the Group reduced the receivable balances due from Alxa by $25,254 and recognized a finance lease receivable of $28,854 at the fair value of the solar PV components. No gain or loss was recognized in the consolidated statement of operation in relation to the above settlement through sales and leaseback arrangement. 100% equity interests in Alxa has been pledged to the Group to secure its repayment obligations under the finance lease contract.

5.             Inventories

Inventories consisted of the following:

	December 31,	December 31,
	2016	2015
Raw materials	—	1,740
Goods in Transit	631	3,354
Finished goods	$11,635	$22,151
Total	$12,266	$27,245

In 2016, 2015 and 2014, inventories were written down by $806, $2,493 and nil, respectively, to reflect the lower of cost or market price.

6.             Project Assets

As of December 31, 2016, project assets, current and non-current, mainly consist of the SEF development across U.S.A., United Kingdom, Japan and the PRC, with the amount of $41,300 (2015: $41,326), $1,054 (2015: $9,193), $5,496 (2015: $21,132) and $9,879 (2015: $24,075) respectively.

Project assets consist of the following:

	December 31,	December 31,
	2016	2015
Under development-Company as project owner	$48,605	$72,405
Under development-Company expected to be project owner upon the completion of construction*	9,124	23,321
Total project assets	57,729	95,726
Current, net of impairment loss	$27,980	$35,355
Noncurrent	$29,749	$60,371

* All of the projects costs under this category were recorded as project assets, noncurrent.

Project assets under development-Company as project owner are primarily related to the following major projects:

Solar Mountain Creek Parent LLC

The carrying amount of this project amounted to $16,854 and $17,239, net of impairment of $3,480 and $3,084 as of December 31, 2016 and 2015 respectively.

Pursuant to a letter of intent dated November 10, 2014 and a sales agreement dated December 31, 2014, the Group agreed to sell the PV solar systems of this project upon its completion of construction at a consideration of $17,864. Consideration of $14, 291 has been received as a guarantee. In July 2015, the Group entered into a supplemental agreement to compensate the buyer up to $625 for the delay of final completion. The compensation would be deducted from the consideration. Management assessed the recoverable amounts of this project asset and as a result the carrying amount of this project asset was written down to the recoverable amount of $16,854 and $17,239 as of December 31, 2016 and 2015, respectively. The estimate of recoverable amount of this project asset was based on asset’s fair value less costs of disposal, and the fair value was determined by reference to the quoted price from buyer. The Group accounted for this sales transaction using the deposit method under ASC 360-20, Real Estate Accounting, and did not recognize any revenue and profit for this sales transaction for the years ended December 31, 2016 and 2015 as certain closing conditions as specified in the sales agreement had not been met.

RE Capital Projects

In April 2015, the Group entered into an interest purchase agreement with RE Capital Pte. Ltd. to acquire its 100% membership interests in certain PV project companies in Japan (“RE Capital companies”) at a consideration of $8,800 consisting of $3,300 cash and $5,500 worth of the Company’s ordinary shares. RE Capital companies’ total assets and liabilities only included land and pre-contract cost related to solar projects of 52MWs in total. Additionally, RE Capital companies had not entered into any power generation contracts with any utility companies. As a result, management concluded that such acquisition did not meet the definition of business combination as the primary inputs (the solar plant, which had yet to be constructed) were not available on the acquisition date. In 2015, the Group paid $2,640 in cash and transferred $5,500 worth of the Company’s common stock for this transaction. The cash paid and fair value of the issued shares portion amounted to $8,092 in total had been recognized as project asset as of December 31, 2015.  During the year ended December 31, 2016, certain closing conditions for the acquisition were not met and the acquisition was not proceeded. On April 28, 2017, both parties eventually reached a termination agreement, pursuant to which, the common stock transferred to RE Capital Pte. Ltd. shall be returned to the Group. Also, both parties has reached mutual understanding that the cash portion already paid by the Group would not be refunded. As a result of the termination of the acquisition in 2016, the costs incurred of $8,334 in total (including the cash portion and the shares portion) were written down to the recovered amount of $370 as of December 31, 2016 based on the agreed termination terms, which was reclassified to prepaid expenses and other current assets on the consolidated balance sheet as of December 31, 2016.

Sukagawa Project

In 2014, the Group acquired certain solar PV assets, primarily including land title and pre-contract costs relating to a solar PV system of 25MW in Japan. In 2015, the Group changed its development strategy and agreed to sell these assets before further development to a third party pursuant to a sales agreement. The sales had not been consummated as of December 31, 2016 as certain closing conditions set forth in the sales agreement cannot be met. The Group assessed their recoverable amounts and as a result the carrying amount of this project asset was written down to the recoverable amount of $nil and $4,989 as of December 31, 2016 and 2015, respectively.

Calwaii Projects

The carrying amount of the Calwaii projects amounted to $24,446 and $24,086 as of December 31, 2016 and 2015 respectively.

In 2014, the Group acquired solar PV assets, primarily including land use right and pre-contract costs relating to 40 solar PV systems owned by Calwaii Power Holdings, LLC (“Calwaii”). During the year ended December 31, 2015, sales of four solar PV systems were consummated. The management expected that sales of nine out of the remaining 36 PV solar systems of Calwaii’s project would be consummated before December 31, 2017, and the sales of the remaining 27 PV solar systems would not be consummated before December 31, 2017. As of December 31, 2016 the group recorded the carrying amount of these projects of $8,078 as Project asset, current, and $16,368 as Project assets, noncurrent.

Other Projects

In addition to the above significant projects, the Group’s project assets consists of a number of individually insignificant projects of $7,305 in aggregate as of December 31, 2016, of which nil of project assets were under construction, $755 of project assets had been completed for construction and $6,550 of project assets (consisted of permits and other pre-development costs) without major construction work being commenced.

During the year ended December 31, 2016, the Group recognized sales revenue for the following projects:

Projects in Japan

In 2016, the Group entered into three sales agreements to sell three solar projects, Tsukuba project, Takashima project and Bando Nishiura project at consideration of $329 (equivalent to JPY35,851), $4,406 (equivalent to JPY481,000) and $7,618 (equivalent to JPY831,600), respectively, with a total capacity of 3.4 MW. The Group accounted for the sales transaction using full accrual method under ASC 360-20, Real Estate Accounting. As of December 31, 2016, all closing conditions specified in the sales agreement had been met. Accordingly, the Group recognized revenue and costs for the three solar projects of $12,353 and $11,828, respectively during the year ended December 31, 2016.

Projects in United States

In April 2016, the Group acquired solar PV assets, primarily including land title and pre-contract costs relating to a solar PV project of 0.7 MW owned by Kings Rooftop PV, LLC, in California. In August 2016, the Group entered into a sales agreement to transfer the grid-connected solar project at a consideration of $2,075. The Group accounted for this sales transaction using full accrual method under ASC 360-20, Real Estate Accounting. In September 2016, all closing conditions specified in the agreement had been met and the Group recognized revenue and cost for this solar project of $2,075 and $1,755, respectively during the year ended December 31, 2016.

Project assets under development-Company expected to be project owner upon the completion of construction are primarily related to the following major projects:

In 2014, 2015 and 2016, the Group entered into several EPC contracts with third-party projects owners under arrangements pursuant to which there was mutual understanding between the Group and the respective project owners that the title and ownership of the PV solar power systems would be transferred to the Group upon the completion of construction and grid connection of the PV systems under the EPC contracts by the Group. The PV solar systems were pledged to the Group, as part of the EPC contract terms, to secure the expected title transfer upon grid connection. The Group had entered into pre-acquisition agreements with each of the project owners to secure the future transfer of the titles and ownerships upon the completion of construction and grid connection of the related PV systems.

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

In 2016, the Group has obtained the ownership of two grid-connected project and reclassified the related project asset costs incurred of $8,899 to Property, plant and equipment in the consolidated balance sheet.

The Group has suffered significant recurring losses from operations and operating cash outflows. The Group has incurred a net loss of $220,968 and had operating cash outflow of $47,030 during the year ended December 31, 2016. As of December 31, 2016, the Group had accumulated deficit of $466,764. Working capital (current assets less current liabilities) levels have decreased significantly from negative $79,982 at December 31, 2015 to negative $176,195 at December 31, 2016.

As of December 31, 2016, the convertible bonds were overdue for repayment (See Note 18).

Further, since April 2017 the Company has defaulted repayment for significant amounts of borrowing raised from individual investors through the on-line platform. On May 9, 2017, the Group announced on its on-line platform www.solarbao.com, that it had defaulted the repayment of principal repayments and interest payments of approximately $32,017 (RMB 222 million) in the aggregate as of the announcement date that were due to the individual investors and committed to repay such overdue balances including interests by October 11, 2017. The Group did not make full payment of the overdue balances by such date. Further, the Group continued to default repayment of certain borrowings from individual investors that were due for repayment after May 9, 2017. On October 12, 2017, the Group made a further announcement on www.solarbao.com that up to October 11, 2017, principal amounts and interests of approximately $89,433 (RMB 621 million) in the aggregate were overdue.

These and other factors disclosed in these financial statements raise substantial doubt as to the Company’s ability to continue as a going concern. Management believes that it has developed a liquidity plan, as summarized below, that, if executed successfully, will provide sufficient liquidity to meet the Company’s obligations for a reasonable period of time.

During the years ended December 31, 2016, 2015 and 2014, impairment losses of $13,844, $10,853 and $nil were recorded for project assets expected to be held and use, primarily due to the delay of construction and grid connection as compared to management’s expectation.

During the year ended December 31, 2016, no project was transferred from Project assets, non-current to Property, plant and equipment.

7.                                      Prepaid expenses and other current assets

	December 31, 2016	December 31, 2015
Value-added tax recoverable, current	$2,980	$10,331
Deposit and prepayment for acquisitions, net of provision of $16,500 and $3,518, respectively (a)	2,207	8,426
Other deposit and prepayment , net of provision of $1,445 and nil, respectively (b)	5,533	7,626
Receivable from the Group’s executives and employees, net of provision of $6,059 and $3,233, respectively (c)	9,140	11,966
Other receivable, net of provision of $9,639 and nil, respectively	4,827	1,610
Others, net of provision of $426 and $249, respectively	150	1,238
Total prepaid expenses and other current assets	$24,837	$41,197

(a)           Deposit and prepayment for acquisitions

Deposit and prepayment for acquisitions as at December 31, 2016 include a deposit of $3,313, net of provision for doubtful recoveries of $3,025, paid to acquire 95.68% of the shares in Guo Dian Nai Lun Te Zuo Qi Photovoltaic Power Generation LLC (“Guo Dian”) and prepayment of $3,272, net of provision for doubtful recoveries of $3,272  made to acquire All-Zip Roofing System Group Co., Ltd., (“All-Zip”). During the year ended December 31, 2015, the acquisition for Guo Dian and All-Zip were cancelled as certain closing conditions were not met. The Group has filed legal claims against Guo and All-Zip to collect the prepayment made and made provision for doubtful recoveries based on its assessment of the estimated recoverable amounts.

Included in the deposits and prepayment as at December 31, 2016 was an amount of $8,334, net of provision for doubtful recoveries of $7,964 relating to the acquisition of RE Capital Projects. Please refer to Note 6 — Project Assets for details.

(b)           Other deposit and prepayment

Other deposit and prepayment primarily includes prepayment of $1,176 and $2,923 made to vendors to purchase PV modules, and rental deposits of $3,576 and $2,996 and other deposits as at December 31, 2016 and 2015, respectively.

(c)            Receivable from the Group’s executives and employees

Pursuant to the PRC tax regulations, the income derived from the exercise of the share options and RSU (See Note 21-Stock-based Compensation) is subject to individual income tax (“IIT”), which should be withheld by the Group from these executives and employees for payment to the PRC tax authorities. As of December 31, 2016 and 2015, the Group had an outstanding receivable, net of provision, of $9,140 and $11,966 from the executives and employees and the Group had payable to the PRC tax authorities of US$15,199 and $15,199 in relation to the IIT liabilities arising from the exercise of share options and RSU by these executives and employees. During the year ended December 31, 2016, the Group recognized a provision for doubtful recoveries of such receivable of $6,059 (2015: $3,233) up to the estimated recoverable amount based on the market quoted price of the Company’s common share as of December 31, 2016. The provision is included in impairment charges in the consolidated statements of operations.

8.                                      Finance lease receivables

As of December 31, 2016 and 2015, the Group had entered into finance lease contracts with contract value of $49,258 and $9,216 for leasing those Underlying PV Products to third-party PV developers through the on-line platforms of Solar Energy and Meijv (see Note 1— Description of Business and Organization and Note 2(r) Revenue recognition). The Group also entered into several sales and leaseback arrangements with total contract value of $18,621 and $23,284 with the third parties as of December 31, 2016 and 2015. These leases are accounted for as finance lease.

Finance lease receivables are as follows:

	December 31,	December 31,
	2016	2015
Minimum lease payments	$113,574	$42,526
Less: amounts representing interest	(52,205)	(12,204)
Present value of total minimum capital lease payments (at rates range from 10.36% to 17.20%)	61,369	30,322
Less: impairment	(26,021)	—
Net finance lease receivables	$35,348	$30,322
Current	$9,140	$12,518
Noncurrent	26,208	17,804

As at December 31, 2016, future maturities of minimum lease payments receivable are as follows

USD
2017	10,230
2018	9,120
2019	8,744
2020	8,402
2021	8,321
Thereafter	68,757
$113,574

During the year ended December 31, 2016 and 2015, the Group earned total interest income of $4,387 and $1,507, respectively for these finance lease contracts.

9.                                      Property, Plant and Equipment

Property, plant and equipment consisted of the following:

	December 31,	December 31,
	2016	2015
Photovoltaic (“PV”) solar systems	$145,865	$124,326
Furniture, fixtures and equipment	1,121	1,170
Automobile	699	314
Computers	1,853	1,806
Leasehold improvements	306	114
	149,844	127,730
Less: accumulated depreciation	(14,779)	(10,478)
	135,065	117,252
Construction in progress	4,560	8,541
Less: impairment	(12,640)	—
	$126,985	$125,793

The cost of PV solar system include costs of acquiring permits, construction fees of PV solar system, costs of items installed in the PV solar system including solar panels, and other costs incurred that are directly attributable to getting the PV solar system ready for its intended use of grid connection with customer for supply of electricity. Depreciation of property, plant and equipment was $4,739, $4,686 and $1,267 for the years ended December 31, 2016, 2015 and 2014, respectively. Impairment loss on property, plant and equipment of $12,640 and nil had been recognized as of December 31, 2016 and 2015, respectively.

In 2009, the Group capitalized a PV solar system relating to the Aerojet 1 solar development project along with the associated financing obligation, recorded under financing and capital lease obligations, net of current portion, in the Consolidated Balance Sheets. Due to certain guarantee arrangements as disclosed in Note 26 — Commitments and Contingencies, the Group will continue to record this PV solar system in property, plant and equipment with its associated financing obligation in Financing and capital lease obligations as long as it maintains its continuing involvement with this project. The income and expenses relating to the underlying operation of the Aerojet 1 solar development project are recorded in the Consolidated Statement of Operations.  As of December 31, 2016 and 2015, the carrying amount of PV solar system relating to Aerojet 1 amounted to $9,654 and $10,396, respectively.

Pursuant to the share purchase agreement entered between the Group and TBEA Xinjiang Sunoasis Co., Ltd. (“TBEA Sunoasis”) regarding the acquisition of Xinte in 2014, 100% equity interests in Xinte were pledged to TBEA Sunoasis to secure purchase consideration and obligation arising from EPC service provided by TBEA Sunoasis. On March 28, 2016, the Group entered into a ten-year sale-and-leaseback arrangement on the PV solar system with China Kangfu International Leasing Co., Ltd. (“Kangfu Leasing”), an independent third party. The sales price of $20,164 was the same as the principle of the lease arrangement which was used to settle the outstanding purchase consideration due to TBEA Sunoasis. The pledge of equity interests in Xinte was then released by TBEA Sunoasis. 100% equity interests in Xinte were pledged to Kangfu Leasing at the inception of lease. Pursuant to the terms of the lease agreement, the Group is only required to pay interests at 6.125% per annum in the first eleven months, a portion of principal and interests of $4,321 in the twelve months and equal principal and interests payments by installment for the remaining nine years. The effective interest rate for the lease is determined as 10.1%. The bargain purchase price at the end of lease period is $1. The lease was classified as capital lease and the Group continued to record this PV solar system in property, plant and equipment.  As of December 31, 2016 and 2015, the carrying amount of Xinte’s PV solar system amounted to $21,996 and $24,602, respectively. In April 2017, the Group defaulted on the payment of partial principal and interests required in the twelve months. A new repayment schedule has been agreed between the Group with Kangfu Leasing, pursuant to which, the defaulted repayment in the twelve month, was deferred from April 2017 to November 2017 with the remaining repayment schedule remains unchanged.

On March 15, 2016, the Group entered into a settlement agreement (“Settlement Agreement”) with Sinsin Europe Solar Asset Limited Partnership and Sinsin Solar Capital Limited Partnership (collectively, the “Sinsin Group”) which were the previous equity owners of Sinsin, to extend the Group’s payment obligation of the outstanding consideration for the Group’s acquisition of solar power plants from Sinsin Group in 2014 amounting to $46,016 (EUR42,396) to November 30, 2017, which are originally due for payment in 2016. Pursuant to the Settlement Agreement, the PV plants of 26.57 MW previously acquired from Sinsin Group were re-pledged to Sinsin Group to secure the repayment to Sinsin Group. As of December 31, 2016, the carrying amount of the related PV plants amounted to $55,458.

10.                               Investment in affiliates

Investment in affiliates represent the investment in EnSync, Inc. (formerly known as ZBB Energy Corporation) (“ENS”), which consists of investment in Purchased Common Stock and Convertible Preferred Stock of ENS and the investment in Beijing Dingding Yiwei New Energy Technology Development Co., Ltd. (“Dingding Yiwei”).

(a)           EnSync, Inc.

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

The Company also entered into a supply agreement with ENS pursuant to which ENS will sell and the Company will purchase certain products offered by ENS from time to time, including energy storage systems for solar projects (the “Supply Agreement”). Convertibility of the Convertible Preferred Stock is dependent upon the Company making purchases of and payments for energy storage systems under the Supply Agreement as follows: the first one-fourth (the “Series C-1 Preferred Stock”) of the Convertible Preferred Stock only become convertible upon the receipt of final payment for 5 megawatts (“MW”) that are purchased by the Company in accordance with the Supply Agreement; the second one-fourth (the “Series C-2 Preferred Stock”) only become convertible upon the receipt of final payment for an aggregate of 15 MW worth of the Supply Agreement; the third one-fourth (the “Series C-3 Preferred Stock”) only become convertible upon the receipt of final payment for an aggregate of 25 MW worth of the Supply Agreement; and the last one fourth (the “Series C-4 Preferred Stock”) only become convertible upon the receipt of final payment for an aggregate of 40 MW worth of the Supply Agreement. If the Company complies with the provisions of the Supply Agreement, it will make sufficient purchases for each tranche of the Convertible Preferred Stock to vest and become convertible over the next four years. However, the Convertible Preferred Stock will become convertible at any time when the relevant payments are received by ENS for the specified purchases, even if the payments are made later or earlier than the schedule set out in the Supply Agreement. Up to December 31, 2016, no purchase of products had been made by the Group under the Supply Agreement.

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

The Warrant vests and becomes exercisable once the Group purchases and pays for 40 MW of the Supply Agreement, and will not vest or become exercisable if those purchases and payments do not occur before the termination of the Warrant, which will occur, whether the Warrant has vested or not, on July 13, 2019. Prior to exercise, the Warrant provides the Company with no voting rights. The Warrant may not be partially exercised. As the closing price of ENS’s common stock at December 31, 2016 and 2015 was below the exercise price of the Warrant, the Warrant was out-of-the-money at that date.

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

The Group accounts for the investment in the Purchased Common Stock under the equity method with balances recorded under Investment in an affiliate on the consolidated balance sheet. The Group includes its proportionate share of net earnings or loss attributable to common stockholders under loss on investment in an affiliate in the consolidated statements of operations. The Group records the investment in the Convertible Preferred Stock at cost less provision for permanent decline in value under Investment in an affiliate on the consolidated balance sheet. The Group accounts for the Warrant as a derivative asset at fair value which is included in Derivative asset, noncurrent on the consolidated balance sheet. The derivative asset was initially recorded at its fair value of $16,947. The total consideration of $33,390 less the fair value of warrants as of July 13, 2015 was allocated, based on relative fair value, between the investments in the Purchased Common Stock and in the Convertible Preferred Stock, which were initially recorded at $3,244 and $13,199, respectively. The decrease in fair value of $2,328 and $14,619 of the Warrant was recorded under Other income (expenses) - Change in fair value of derivative asset/liability in the consolidated statements of operations for the years ended December 31, 2016 and 2015, respectively.

On August 30, 2016, the Group and Melodious Investments Company Limited (the “Melodious” or the “Purchaser”), a British Virgin Islands company wholly owned by Melodious International Investments Group Limited, entered into a definitive agreement (“Share Purchase Agreement “) to sell certain of its shares of ENS. Pursuant to the Share Purchase Agreement, the Group agrees to sell 8,000,000 shares of the common stock, 7,012 shares of the C-1 convertible preferred stock and 4,341 shares of the C-2 convertible preferred stock of ENS for an aggregate purchase price of $17,000 (the “Share Transfer”). The Share Transfer is subject to customary closing conditions. On December 22, 2016, all closing conditions were met and the Group received cash consideration of $8,500 as of December 31, 2016. Consideration of $5,440 and $3,060 was allocated, based on the fair value, between the investments in the Common Stock and investments in the Convertible Preferred Stock, respectively.

Under the same agreement, the Group agreed that in the event any of the C-1 convertible preferred stock or C-2 convertible preferred stock subject to the Share Transfer is not converted into common stock of ENS within six months following the closing date, the purchaser shall (i) be released from the obligations to pay the unpaid portion of the consideration and (ii) have the right to request the Group to repurchase such C-1 preferred stock and C-2 preferred stock at a price of $1,018.25 per share of preferred stock, plus an uncompounded 10% annual interest of the total purchase price of $11,560. The amount of the repurchase price shall be deducted with the amount of the unpaid portion of the purchase price. As the Group does not expect to purchase and make payments for energy storage systems under the Supply Agreement within six months following the closing date, C-1 preferred stock or C-2 preferred stock would not be converted into common stock. Thus, due to the redemption term, the Group did not derecognize the investment in convertible preferred stock and recorded the proceeds of $3,060 as borrowing as of December 31, 2016 (see Note 15 - Short term borrowings and long-term borrowings).

Pursuant to the Share Purchase Agreement, the Group transferred 8,000,000 shares of the common stock to Melodious on October 25, 2016. The Group derecognized the investment in the Purchased Common Stock under the equity method and recorded a gain of $3,599 in earnings for the year ended December 31, 2016.

As at December 31, 2016 and 2015, the carrying amounts of investments in Purchased Common Stock were nil and $1,841, respectively. As at December 31, 2016 and 2015, the carrying amount of Convertible Preferred Stock was $2,214 and $12,109 respectively. During the year ended December 31, 2015, provision for decline in value of $1,090, which is considered to be other-than-temporary, was recorded under loss on investment in affiliates in the consolidated statement of operations. During the year ended December 31, 2016, the Group recorded provision for decline in value $9,895 for the investment in Convertible Preferred Stock under loss on investment in affiliates in the consolidated statement of operations.

(b)           Beijing Dingding Yiwei New Energy Technology Development Co., Ltd. (“Dingding Yiwei”)

On September 1, 2015, the Group agreed to acquire 60% equity interests in Beijing Dingding Yiwei New Energy Technology Development Co., Ltd. (“Dingding Yiwei”), a company established in the PRC, at a cash consideration of $4,321, subject to certain closing conditions set forth in the share purchase agreement entered between the Group and the shareholders of Dingding Yiwei. In January, 2016, the Group settled the consideration of in cash and completed the registration as the shareholder with 60% equity interest in Dingding Yiwei. Dingding Yiwei engaged in the car rental business through its on-line platform in China.

After the completion of registration as shareholder of Dingding Yiwei, the Group was precluded by the former controlling shareholders and management of Dingding Yiwei to exercise any control over the operating and financial policies of Dingding Yiwei. Also, the Group was precluded from accessing any business or financial related information of Dingding Yiwei. The Group filed a lawsuit in 2017 against Dingding Yiwei and its shareholders to regain control of Dingding Yiwei. As at December 31, 2016, the investment in Dingding Yiwei had been recognized at cost less provision for decline in value under Investment in affiliates on the consolidated balance sheet as the Group was unable to control or obtain any financial or non-financial information of Dingding Yiwei. As at December 31, 2016, full provision for decline in value of investment in Dingding Yiwei of $4,321, which is considered to be other-than-temporary, was recorded under loss on investment in affiliates in the consolidated statement of operations.

11.                               Fair value measurement

The following table presents the carrying amounts and estimated fair values of the Group’s financial instruments at December 31, 2016 and 2015. Fair value is defined as the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

	December 31, 2016		December 31, 2015
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:
Cash and cash equivalents	$4,178	$4,178	$82,124	$82,124
Restricted cash and bank deposits with maturity over three months	9,059	9,059	83,191	83,191
Accounts and notes receivable	61,073	61,073	90,786	90,786
Other receivable	6,884	6,884	3,139	3,139
Finance lease receivable	35,348	35,348	30,322	30,322
Investment in affiliates	2,214	2,214	13,950	15,149
Derivative asset	—	—	2,328	2,328
Total assets	118,756	118,756	305,840	307,039
Financial liabilities:
Borrowings	99,227	99,227	164,851	164,851
Accounts and notes payable	76,681	76,681	137,232	137,232
Other liabilities	73,809	73,809	73,436	73,436
Convertible bonds	55,000	55,000	54,062	54,315
Financing and capital lease obligations	27,487	27,487	8,796	8,796
Commitments and contingencies	1,200	1,200	—	—
Total liabilities	$333,404	$333,404	$438,377	$438,630

There were no assets or liabilities measured at fair value on a non-recurring basis as of December 31, 2016 and December 31, 2015. The following method and assumptions were used to estimate the fair value as at December 31, 2016 and December 31, 2015:

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

Convertible bonds. The estimated fair value was $55,000 and $54,315 as of December 31, 2016 and December 31, 2015. The fair value of convertible bonds was classified in Level 2 of the fair value hierarchy. The Group determines the fair value using binomial model with significant input on prices and votes observable in the market.

Investment in affiliates. Investment in affiliates consists of Purchased Common Stock and Convertible Preferred Stock of ENS with carrying amount of $1,841 and $12,109 respectively as at December 31, 2015 and Convertible Preferred Stock of ENS with carrying amount of $2,214 as at December 31, 2016. The fair value of Purchased Common Stock was classified in Level 1 of the fair value hierarchy and its fair value was determined as $3,040 based on the closing market price of common stock of ENS as at December 31, 2015. The Purchased Common Stock was disposed in 2016. The estimated fair value of Convertible Preferred Stock was $2,214 and $12,109 as of December 31, 2016 and 2015. The fair value of Convertible Preferred Stock of ENS was classified in Level 3 of the fair value hierarchy in which management has used at least one significant unobservable input in the valuation model. The fair value of the Convertible Preferred Stock of ENS is determined by the fair value of the total common stock with a discount for Lack of Marketability Discount (“LOMD”). The LOMD as of the Valuation Date is derived by reference to put option based on Black-Scholes Option Pricing Model, with significant inputs on the volatility and expected terms of each tranche of the Preferred Stock unobservable in the market. The volatility is determined by the average standard derivation of the comparable companies applicable over a period with length commensurate to the expected term of the Convertible Preferred Stock, and the expected term of each tranche of the Convertible Preferred Stock is based on management’s estimation of the conversion schedule. Significant variance of the above-mentioned inputs would result in a significantly lower or higher fair value measurement.

Finance lease receivables, noncurrent, and other noncurrent liabilities. The Group used discounted cash flow approach to determine the fair value, which was classified in Level 3 of the fair value hierarchy. The fair value of finance lease receivables, noncurrent, and other noncurrent liabilities is determined to approximate its carrying value.

The derivative asset relating to the Warrant to acquire ENS’s common stock as discussed in Note 10- Investment in an affiliate was classified in Level 3 of the fair value hierarchy in which management has used at least one significant unobservable input in the valuation model. The fair value of the derivative asset was nil and $2,328, respectively on December 31, 2016 and 2015, which were recorded as Derivative asset in the Consolidated Balance Sheets Loss arising from change in fair value of $2,328 and $14,619 was recorded as Other income (expense)-Change in fair value of derivative asset/liability in the consolidated statements of operations for the years ended December 31, 2016 and 2015. The Group determines the fair value of the Warrant using binomial model with significant inputs on the vesting schedule and volatility unobservable in the market. The vesting schedule of the Warrant is estimated by the Management based on expected timetable to fulfill the vesting condition. The volatility is determined by the average standard derivation of the comparable companies applicable over a period with length commensurate to the time to maturity of the Warrant as of the Valuation Date. Significant variance of the above-mentioned inputs would result in a significantly lower or higher fair value measurement.

The following table represents a reconciliation from opening balance to the closing balance for recurring fair value measurements categorized within Level 3 of the fair value hierarchy during the year ended December 31, 2016 and 2015:

	Derivative asset	Derivative asset
	relating to the call	relating to the	Derivative
	option	Warrant	liability
December 31, 2014	—	—	(11)
Purchase and issuances	420	16,947	—
Change in fair value	(420)	(14,619)	11
December 31, 2015	—	2,328	—
Purchase and issuances
Change in fair value		(2,328)
December 31, 2016		—

There is no recurring fair value measurement categorized within level 3 of the fair value hierarchy as at January 1, 2016 and for the year ended December 31, 2016.

The Group did not have any derivatives valued using Level 1 and Level 2 inputs as of December 31, 2016 and 2015. If a fair-value measurement reflects inputs at multiple levels within the fair value hierarchy, the fair-value measurement is characterized based upon the lowest level input. Recurring fair-value measurements are performed for the derivative assets. The Group does not have any derivative asset that reduce risk associated with hedging exposure and has not designated the derivative asset as a hedge instrument.

There have been no transfers between Level 1, Level 2, or Level 3 categories.

12.                               Notes payable

Notes payable represents bank acceptance notes issued to third party suppliers. These notes payable are due within six months from the date of issuance.

13.                               Accrued liabilities

Accrued liabilities are as follows:

	December 31, 2016	December 31, 2015
Other tax payables	$6,653	$7,961
Accrued expense	3,379	13,521
Other payable	5,037	3,064
Other accrual and payables	1,505	2,195
Total accrued liabilities	$16,574	$26,741

Other tax payables primarily represent value added tax payables of $5,819 (2015: $6,137) related to the EPC service revenue.

14.                               Advance from customers

The Group requires its customers to make deposits before sale of PV projects. Such payments are recorded as advances from customers in the Group’s consolidated financial statements, until the sales completed.

15.                               Short-term borrowings and long-term borrowings

	December 31, 2016	December 31, 2015
Short-term bank borrowings	$11,769	$103,223
Loan financing through on-line platform	67,219	56,898
Other short-term borrowings	3,068	279
Current portion of long-term borrowings	2,078	—
Total short-term borrowings and current portion of long-term borrowings	84,134	160,400
Long term bank borrowings	2,936	—
Other long-term borrowings	7,710	829
Loan financing through on-line platform	6,525	3,622
Total long-term borrowings	17,171	4,451
Less: current portion of long-term borrowings	(2,078)	—
Total long-term borrowings, excluding current portion	15,093	4,451
Total borrowings	$99,227	$164,851

As of December 31, 2016, the maturities of the long-term borrowings are as follows

USD
2017	2,078
2018	10,664
2019	431
2020	951
2021	363
Thereafter	2,684
$17,171

As of December 31, 2016, bank loan primarily represents $3,600 short term loan borrowed from Bank of Suzhou (“BOS”) at an interest rate of 5.655% per annum and $2,935 8-year long-term loan borrowed from Bank of Jiangsu (“BoJ”) at an interest rate of 5.635% per annum with a maturity date of August 29, 2024. 100% equity interest in one of the Group’s subsidiary in China was pledged as the guarantee of the bank loan long term and its electricity income will be used to repay the loan. This subsidiary holds a power station, of which the carrying amount was $3,424. As of December 31, 2016, the Group has short-term bank facilities of $3,600 with Bank of Suzhou which had been fully drawn down. The Group repaid the loan of $3,600 borrowed from BOS in January 2017.

The Group’s subsidiary, Solar Juice, entered into loan agreements with Westpac Bank, whereby Westpac Bank provided Solar Juice loans of $5,637 (equivalent to AUD7,771) at fixed interest rates ranging from 3.35% to 4.76%. These loans will mature from January 30, 2017 to April 19, 2017. Also, Solar Juice has a short term borrowing from Solar Juice’s minority shareholders of $76 (equivalent to AUD105). The loan was non-interest bearing and unsecured with no specific repayment term.

As discussed in Note 1 — Description of Business and Organization and Note 2(r) — Revenue recognition, the Group raised interest bearing funds from individual investors through the on-line platform of Solar Energy. Individual investors, who need to register as a member on the platform, provided funds through subscription for certain on-line products launched by the Group. Each on-line products launched on the platform are set with a targeted amount of funds in Renminbi to be raised for that product, which is divided into units (“Investment Unit”) with unit value ranging from RMB16.7 to RMB300,000. Individual investors may subscribe for Investment Unit of these on-line products which are generally structured in the way of using the funds from individual investors to purchase solar module or PV related products (“Underlying PV Products”) for leasing to the PV project developers on PV project basis over a specified period. Investments made into each on-line product are subject to lock-up period, which ranges from nil to 1,080 days, depending on the terms of each on-line product. During the lock-up period, the individual investors could not transfer or redeem their subscribed Investment Units. After the lock-up period individual investors are permitted either to transfer their investments in respect of the principal portion to other investors through the on-line platform or, for substantially all on-line products launched in 2015 and early 2016, to request the Group to redeem their subscribed Investments Units (“Redemption Right”) . Since second half of 2016, the Group launched new on-line products with no redemption right in compliance with the relevant regulations.  Although the Group does not grant redemption right or provide guarantee to funds raised under certain on-line products, based on the history and to avoid reputational risks, the Group would return the funds to the individual investors and assume the title of the leased asset after the lock-up period. Any Investments Units so redeemed by the Group would be put on the on-line platform for re-sale to other investors. Once Investment Units are subscribed and funds are provided, individual investors are guaranteed by the Group with a minimum investment return. During the year ended December 31, 2016, the Group raised funds of $234,729 (RMB1,630 million) from the individual investors through Solar Energy’s online platform at an interest rates ranging from 5.0% to 10.2% per annum. The Group also offered, from time to time, discount from 5% to 20% on the unit value for Investment Units subscribed by individual investors. Such discount is amortized as interest expense using the effective interest rate method through the end of the lock-up period, which is the earliest date that the Group could be required to repay the unit value in respect of the investment made by individual investors. As of December 31, 2016, outstanding borrowings from individual investors through on-line platform amounted to $73,744 in total, of which $67,219 and $6,525 are recorded as short term borrowings and long term borrowings respectively. The long term borrowings of $10,664, $431 and $3,997 will mature in 2018, 2019 and the years thereafter. Borrowings of $23,526 and $31,037 were guaranteed by the Group’s project assets and property, plant and equipment with total carrying amount of $32,499 and $30,822 as of December 31, 2016 and 2015, respectively.

The average interest rate on short term borrowings was 7.84% and 7.20% per annum in 2016 and 2015, respectively.

16.                               Other liabilities:

	December 31,	December 31,
	2016	2015
Derivative liability	$—	$—
Due to individual investors	5,479	4,887
Withholding individual income tax payable	15,199	15,199
Other current liabilities	50,539	51,293
Total other current liabilities	71,217	71,379
Other non-current liabilities	711	421
Accrued warranty reserve	1,580	1,594
Total other non-current liabilities	2,291	2,015
Total other liabilities	$73,508	$73,394

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

Other liabilities primarily include unpaid purchase consideration of $47,197 and $49,567 for business acquisitions as at December 31, 2016 and 2015 respectively, which were recorded as other current liabilities.

17.                               Goodwill and Other Intangible Assets

(a)                                 Goodwill

The changes in the carrying amount of goodwill for the years ended December 31, 2016 and 2015 were as follows:

USD
Balance as of December 31, 2014	$66,045
Acquisition of Solar Juice	8,238
Acquisition of CECEP	1,417
Acquisition of Energiebau	269
Balance as of December 31, 2015	$75,969

Impairment loss charged during the year	(65,223)
Foreign currency translation	(10,746)
Balance as of December 31, 2016	$—

Accumulated impairment losses at December 31, 2016 for our single reporting unit were $65,223. Accumulated impairment losses at December 31, 2015 were $nil for the single reporting unit.

2016 Goodwill Impairment Testing

Our annual impairment analysis was performed on December 31, 2016. The Group elected to perform the first step of the two-step goodwill impairment test instead of first performing a qualitative goodwill impairment test. Such first-step impairment test represented the comparison of the fair value of the reporting unit with its carrying amount, including goodwill. Due to deterioration in the environment in which the Group operates and the decline in the Group’s actual and projected financial performance, it was considered more likely than not that the fair value of the reporting unit was less than its carrying value. The Group has only one reporting unit, which is also its single operating and reporting segment: solar energy products and services.

Significant estimates used in income approach fair value calculations included: (i) future sales volumes and average selling prices per watt; (ii) cost per watt projections for module and system sales; (iii) future effective tax rates, which are estimated to be between 10% and 35%; (iii) forecasts of capital expenditures and working capital requirements; (iv) discount rates, which are estimated to range between 11.5% and 18%; and (v) future terminal values of the reporting unit, which are based on its ability to exist into perpetuity. Significant estimates used in our market approach fair value calculations included business enterprise values and revenue multiples of various publicly traded companies. The underlying assumptions used in the first step of 2016 impairment test also considered market capitalization of the Company as of the date of testing and current solar industry market conditions.

As a result of the testing, the Group determined that the estimated fair value of the Group’s single reporting unit was less than its carrying value, which required the Group to perform the second step of the goodwill impairment test. The Group performed such second-step impairment test to determine the implied fair value of goodwill for the single reporting unit, which required the Group to allocate the fair value of the reporting unit to its individual assets and liabilities, including any unrecognized intangible assets. Based on this second-step impairment test, the implied fair value of goodwill for the reporting unit was $nil, and the Group recorded an impairment loss of $65,223, which was included in impairment charges in the consolidated statements of operations for the year ended December 31, 2016.

2015 Goodwill Impairment Testing

Based on the fair value of the reporting unit which is higher than the carrying amount (including goodwill) as at December 31, 2015, step 2 impairment test was not performed and no provision for impairment for goodwill was made.

(b)               Other Intangible Assets

Intangible assets consisted of the following:

	Useful Life		Accumulated	Impairment
	(in months)	Gross	Amortization	Charge	Net
As of December 31, 2016
Patent	57	2,700	(2,700)	—	—
Customer Relationship	120	4,717	(746)	(1,235)	2,736
Website	36	270	(75)	—	195
		7,687	(3,521)	(1,235)	2,931

As of December 31, 2015
Patent	57	2,700	(2,700)	—	—
Customer Relationship	120	4,728	(274)	—	4,454
Website	36	100	(28)	—	72
		$7,528	(3,002)	$—	$4,526

The customer relationship was mainly contributed by the acquisition of Solar Juice in May 2015. As customer relationship with clients was the key driver of the revenue for Solar Juice, which will bring further economic benefit to the Group’s business. Therefore, the customer relationship was separately identified as an intangible asset on the acquisition date. The balance are amortized over the useful life of 10 years. As sales volumes of Solar Juice declined and indicated that the carrying amount of customer relationship may not be recoverable, the Group evaluated the fair value of customer relationship using discounted cash flow models and compared to its carrying amount. Loss impairment on intangible assets of $1,235 and $nil was recognized for the years ended December 31, 2016 and 2015, respectively, which was included in impairment charges in the consolidated statements of operations.

Amortization expense for other intangible assets was $519, $862 and $560 for the years ended December 31, 2016, 2015 and 2014, respectively.

As of December 31, 2016, the estimated future amortization expense related to other intangible assets is as follows:

USD
2017	404
2018	378
2019	349
2020	346
2021	332
Thereafter	1,122
$2,931

18.                               Convertible Bonds

In December 2014, the Company entered into three convertible promissory note purchase agreements with Brilliant King Group Limited (“Brilliant King”), Poseidon Sports Limited (“Poseidon”) and Union Sky Holding Group Limited (“Union Sky”), respectively whereby the Company agreed to sell and issue to these three investors convertible promissory notes in an aggregate principal amount of $35,000 which could be converted into 17,500,000 Common Shares at a fixed conversion price of $2 unless adjusted for anti-dilution. The convertible notes bore no interest, and might be partially or wholly converted into shares of the Company’s common stock at any time prior to maturity at the option of the investor. The convertible promissory notes was due and payable on June 11, 2016.

On June 15, 2015, the Company agreed to issue to Vision Edge Limited (“Vision Edge”) convertible promissory note in an aggregate amount of $20,000 which could be converted into 7,407,410 Common Shares at a fixed conversion price of $2.70 unless adjusted for anti-dilution pursuant to the agreement entered between the Company and Vision Edge. The convertible notes bore no interest, and might be wholly converted into shares of the Company’s common stock at any time prior to maturity at the option of the investor. The commitment date of the convertible promissory note is on June 29, 2015. The convertible promissory note was due and payable on June 29, 2016. Also, as mentioned in Note 19—Stock option, on June 15, 2015, the Company agreed to grant Vision Edge an option to purchase from the Company a total of 7,407,410 shares of the Company’s common stock for an aggregate purchase price of $20,000, or $2.70 per share, prior to December 15, 2015 pursuant to an option agreement. The convertible promissory note and stock options were initially recorded at $19,705 and $295, respectively, according to the allocation of the total proceeds. The discount of $295 of the convertible promissory note is amortized as interest expense using the effective interest rate method through the earliest demand payment date, i.e. June 29, 2016. The stock option was accounted for as an equity instrument and was recorded within equity. The convertible promissory notes was due and payable on June 29, 2016.

The Group defaulted the payment for all outstanding convertible bonds of $55,000 in June 2016. On February 12, 2017, the Group entered into an Amendment Agreement (“Agreement”) with Union Sky Group Limited, one of the convertible bond holders to extend the maturity date of the debt, pursuant to which the repayment of $6,600, $6,700 and $6,700 of the principal amount of the convertible bond was extended to April 30, 2017, January 30, 2018 and January 30, 2019, respectively. The holder has the option to convert the outstanding amounts under the convertible bond into equity interest in the Company at a conversion price per ordinary share that equals the weighted average daily closing price of the Company’s American depositary shares from January 30, 2017 to February 10, 2017. Please refer to Note 30 (b)—Subsequent events for details. As the Group did not make the first repayment by the end of April 2017, all outstanding debts of $20,000 under the Agreement became due immediately bearing an annual interest rate of 18%.

As at December 31, 2016, the conversion option of these convertible bonds had expired and as of the date of issuance of the accompanying consolidated financial statements, the entire principal amount of the convertible bonds of $55,000 remained unpaid.

19.                               Stock option

The Company granted warrants to Brilliant King, Poseidon and Union Sky to purchase from the Company a total of 27,500,000 common stock for an aggregate purchase price of $55,000 or $2 per share together with issuance of convertible promissory notes (See Note 18—Convertible Bonds) in December 2014. 20,000,000 shares of option granted to Union Sky was expired on March 15, 2015, the remaining 7,500,000 shares of option could be exercised on or prior to the date of completion of the listing of the Company’s ordinary share on the New York Stock Exchange or the NASDAQ Stock Market, pursuant to the terms of the option agreement and subject to the closing conditions therein. Brilliant King and Poseidon exercised their options and remitted $12,000 and $3,000 to the Company on December 28, 2015, respectively.

In 2015, the Company granted Border Dragon Limited (“Boarder Dragon”), Central Able Investments Limited (“Central Able”), Yes Yield Investments Limited (“Yes Yield”) and Vision Edge options to purchase 21,667,410 shares of the Company’s common stock in total at an exercise price of $2 and $2.7 per share respectively for an aggregate purchase price of $55,002. All these options expired subsequently except that Yes Yield exercised its option to purchase 3,700,000 shares at a consideration of $10,000 and the payment was made on November 18, 2015 and the Company extended Yes Yield’s right to purchase the remaining 5,560,000 shares to June 30, 2016 pursuant to a supplemental agreement on October 31, 2015. The 5,560,000 shares of option was expired on June 30, 2016.

20.                               Stockholders’ Equity (Deficit)

(a)                                 Common stock

In the second quarter of 2014, the Company amended its articles of incorporation to increase the authorized shares of common stock from 250,000,000 shares to 1,000,000,000 shares. The following table summarizes the Company’s issuance of common stock in 2016:

		Date of securities
Purchasers	Securities sold	issued	Consideration
Central Able	2,500,000	January 13, 2016	$5,000, or $2 per Share
Jeffrey William Olyniec	100,000	February 22, 2016	$49, or $0.49 per Share

(b)                                 Non-controlling Interest

In 2016, loss from operations of $220,696 was attributable to the stockholders of the Company and loss from operations of $272 was attributable to non-controlling interest, respectively. In 2015, loss from operations of $184,798 and $282 was attributable to the stockholders of the Company and non-controlling interest, respectively. In 2014, loss from operations of $5,196 and nil was attributable to the stockholders of the Company and non-controlling interest, respectively.

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

For the years ended December 31, 2016, 2015 and 2014, $19, $135 and $920 were appropriated from retained earnings and set aside for the statutory reserve by the Company’s subsidiaries in the PRC.

21.                               Stock-based Compensation

The Company measures stock-based compensation expense for all stock-based compensation awards based on the grant-date fair value and recognizes the cost in the financial statements over the employee requisite service period.

The following table summarizes the consolidated stock-based compensation expense, by type of awards for the years ended December 31:

	For the Years Ended
	December 31,	December 31,	December 31,
	2016	2015	2014
Employee stock options	$1,517	$6,350	$332
Restricted stock grants	412	31,843	24
Total stock-based compensation expense	$1,929	$38,193	$356

The following table summarizes the consolidated stock-based compensation by line items for the years ended December 31:

	For the Years Ended
	December 31, 2016	December 31, 2015	December 31, 2014
General and administrative	$1,776	$37,810	$326
Sales, marketing and customer service	153	383	30
Total stock-based compensation expense	1,929	38,193	356
Total stock-based compensation expense after income taxes	$1,929	$38,193	$356

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

Assumptions used in the determination of the fair value of share-based payment awards using the Black-Scholes model for stock option grants during the years ended December 31 were as follows:

	For the Years Ended
	December 31, 2016	December 31, 2015	December 31, 2014
Expected term	4	4	4
Risk-free interest rate	1.15% - 2.26%	1.49% - 1.72%	1.39% - 1.85%
Expected volatility	166% - 178%	139% -141%	141% - 144%
Expected dividend yield	0%	0%	0%

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

The Company has granted time-based share options and restricted stock under the Plan to directors, officers, employees and individual consultants of the Company. The time-based options generally vest 25% annually and expire three to ten years from the date of grant. Total number of shares reserved and available for grant and issuance pursuant to the 2006 Plan is equal to 9% of the number of outstanding shares of the Company. Shares issued under the Plan will be drawn from authorized and unissued shares or shares now held or subsequently acquired by the Company. Outstanding shares of the Company shall, for purposes of such calculation, include the number of shares of stock into which other securities or instruments issued by the Company are currently convertible (e.g., convertible preferred stock, convertible debentures, or warrants for Common Stock), but not outstanding options to acquire stock. (9% of the outstanding shares of 641,665,172 plus nil of outstanding warrants, less options and restricted stock outstanding and exercised since inception)

The exercise price of any Option will be determined by the Company when the Option is granted and may not be less than 100% of the fair market value of the shares on the date of grant, and the exercise price of any incentive stock option granted to a stockholder with a 10% or greater shareholding will not be less than 110% of the fair market value of the shares on the date of grant. The exercise price per share of a SAR will be determined by the Company at the time of grant, but will in no event be less than the fair market value of a share of Company’s stock on the date of grant.

On January 12, 2015 and June 29, 2015, the Board of Directors approved the grants of restricted stock unit awards (“RSU”) to core management members, other management and staff, pursuant to the terms of the 2006 Plan. The total number of RSUs granted is 20,468,400 shares. Among these, the vesting schedules for the chairman, deputy chairman and CFO (“core management”) are 100% vested at the grant date and the vesting schedules for the rest RSUs granted to other management and staff would be vested within the next one year or four years equally. The core management exercised all RSUs of 19,200,000 and all these shares were issued to them in March 2015. The Group used the market price of its share at grant date as the fair value of the RSUs in calculating the stock based compensation expense.

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

During the year ended December 31, 2016, the Board of the Company considered and believed that it was advisable and in the best interest of the Company to terminate the share option grant agreements under 2006 Plan, and replace it with the ones under 2015 Plan. On May 20, 2016, the Board of Directors authorized and approved the replacement. A total number of 224 employees accepted the replacement, and the total number of options replaced represented 13,787,750 shares. The vesting schedule would be based on the remaining vesting period under the “2006 Plan” or 25% vested on each of the first, second, third, and fourth anniversaries of the grant date, which represents the date the new options was approved by the Board.  The total incremental compensation cost resulting from the modifications was $1,263, which was amortized on straight-line basis over the remaining vesting period under the “2006 Plan” or the four-year vesting period under the “2015 Plan”.

The following table summarizes the Group’s stock option activities:

	Shares	Weighted- Average Exercise Price Per Share	Weighted- Average Remaining Contractual Term	Aggregate Intrinsic Value ($000)
Outstanding as of January 1, 2014	7,114,250	0.20
Granted	24,345,000	0.88
Exercised	(895,000)	0.22
Forfeited	(5,135,250)	0.25
Outstanding as of December 31, 2014	25,429,000	0.84	5.65	$30,302
Granted	46,521,000	1.81
Exercised	(78,750)	0.37
Forfeited	(8,322,500)	1.64
Outstanding as of December 31, 2015	63,548,750	1.45	7.85	87,401
Granted	26,849,000	0.47
Exercised	(100,000)	0.49
Forfeited	(35,221,750)	1.69
Outstanding as of December 31, 2016	55,076,000	0.82	7.40	60,032
Vested and exercisable as of December 31, 2016	12,240,250	0.89	4.99	12,612
Expected to vest as of December 31, 2016	23,400,555	0.32	8.77	32,169

The following table presents the exercise price and remaining life information about options exercisable at December 31, 2016:

Range of exercise price	Shares Exercisable	Weighted average remaining contractual life	Weighted average exercise price	Aggregate Intrinsic ($000)

$ 1.19 - $2.17	4,573,500	7.89	1.83	362
$ 0.44 - $1.18	2,507,500	1.72	0.55	3,634
$ 0.05 - $0.43	5,159,250	4.01	0.24	8,616
	12,240,250			12,612

Changes in the Group’s non-vested stock awards are summarized as follows:

	Time-based Options		Restricted Stock
	Shares	Weighted Average Exercise Price Per Share	Shares	Weighted Average Grant Date Fair Value Per Share
Non-vested as of January 1, 2014	5,678,750	$0.13	—	$—
Granted	24,345,000	0.88	525,000	0.75
Vested	(1,708,500)	0.24	(500,000)	0.75
Forfeited	(4,378,250)	0.24	—	—
Non-vested as of December 31, 2014	23,937,000	$0.84	25,000	$0.75
Granted	46,521,000	1.81	20,468,400	1.66
Vested	(6,169,750)	0.78	(19,127,250)	1.65
Forfeited	(8,322,500)	1.64	(488,400)	1.75
Non-vested as of December 31, 2015	55,965,750	1.28	877,750	1.78
Granted	26,849,000	0.47	—	—
Vested	(4,557,250)	1.10	(277,750)	1.78
Forfeited	(35,221,750)	1.69	(125,000)	1.77
Non-vested as of December 31, 2016	43,035,750	0.46	475,000	1.78

The total fair value of shares vested during the years ended December 31, 2016, 2015, and 2014 was $2,423, $4,812, and $410 respectively. There were no changes to the contractual life of any fully vested options during the years ended December 31, 2016, 2015 and 2014.

Following is a summary of our restricted stock awards as follows:

	Number of Shares	Weighted Average Grant-Date Fair Value
Restricted stock units at January 1, 2014	1,325,868	$0.63
Granted	525,000	0.75
Forfeited	—	—
Restricted stock units at December 31, 2014	1,850,868	0.66
Granted	20,468,400	1.59
Forfeited	(488,400)	1.75
Restricted stock units at December 31, 2015	21,830,868	1.51
Granted	—	—
Forfeited	(125,000)	1.77
Restricted stock units at December 31, 2016	21,705,868	1.51

22.                               Provision for (reversal of) doubtful accounts and notes

Provision for (reversal of) doubtful accounts and notes consists of the following for the years ended December 31:

	2016	2015	2014
Accounts receivable (Note 4)	(14,122)	36,403	(2,979)
Note receivables	—	—	288
Prepaid expenses and other current assets (Note 7)	28,262	7,000	648
Other receivable, related parties (Note 29)	2,298	1,925	—
Cost in excess of billings	13,337	—	—
Other receivable, noncurrent	690	—	—
Total provision for (reversal of) doubtful accounts and notes	30,465	45,328	(2,043)

23.                               Impairment Charges

Impairment charges consist of the following for the years ended December 31:

	2016	2015	2014
Intangible assets (Note 17)	1,235	—	—
Property, plant and equipment (Note 9)	12,640	—	—
Project assets (Note 2(k))	13,844	10,853	—
Goodwill (Note 17)	65,223	—	—
Finance lease receivables (Note 8)	32,028	—
Total impairment charges	124,970	10,853	—

24.                               Income Taxes

Loss before provision for income taxes is attributable to the following geographic locations for the years ended December 31:

	2016	2015	2014
United States	$(102,483)	$(75,336)	$(15,007)
Foreign	(118,149)	(109,071)	12,851
	$(220,632)	$(184,407)	$(2,156)

The provision for income taxes consists of the following for the years ended December 31:

	2016	2015	2014
Current:
Federal	$—	$—	$—
State	7	2	—
Foreign	674	671	3,040
Total current	681	673	3,040
Deferred:
Federal	$—	—	—
State	—	—	—
Foreign	(345)	—	—
Total deferred	(345)	—
Total provision for income taxes	$336	$673	$3,040

The reconciliation between the actual income tax expense and income tax computed by applying the statutory U.S. Federal income tax rate of 35% to pre-tax (loss) income before provision for income taxes for the years ended December 31 is as follows:

	2016	2015	2014
Provision for income taxes at U.S. Federal statutory rate	$(77,222)	$(64,542)	$(755)
State taxes, net of federal benefit	(3,472)	(1,436)	13
Foreign taxes at different rate	34,457	26,552	(1,444)
Non-deductible expenses	(72)	67	(2)
Non-taxable income	—	(288)	—
Valuation allowance	24,218	26,344	6,263
Other	(1,063)	807	2
Prior year deconsolidation	—	—	(1,237)
Impairments and intangible amortization	22,826	194	200
Stock Based Compensation	664	12,975	—
	$336	$673	$3,040

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

	2016	2015
Deferred income tax assets:
Net operating loss carry forwards	$63,776	$48,215
Temporary differences due to accrued warranty costs	916	666
Temporary differences due to bonus and vacation accrual	—	22
Employment turnover	—	283
Investment in subsidiaries	6,662	3,103
Credits	16	16
Allowance for bad debts	396	335
Fair value adjustment arising from subsidiaries acquisition	657	3,377
Stock compensation	1,021	953
Unrealized gain/(loss) on derivatives	7,733	6,048
Unrealized investment gain/(loss)	6,663	1,031
CFC trade payable	2,153	1,952
Other temporary differences	575	172
	90,568	66,173
Valuation allowance	(89,543)	(65,325)
Total deferred income tax assets	1,025	848
Deferred income tax liabilities:
Fair value adjustment arising from subsidiaries acquisition	3,863	4,031
Other	168	168
Total deferred income tax liabilities	4,031	4,199
Net deferred tax liabilities	$3,006	$3,351

As of December 31, 2016, the Group had a net operating loss carry forward for federal income tax purposes of approximately $92,527, which will start to expire in the year 2027. The Group had a total state net operating loss carry forward of approximately $106,537, which will start to expire in the year 2017. The Group has foreign net operating loss carry forward of $91,881, some of which begin to expire in 2017. The Group had a federal AMT credit of $16, which does not expire.

Utilization of the federal and state net operating losses is subject to certain annual limitations due to the “change in ownership” provisions of the Internal Revenue Code of 1986 and similar state provisions. However, the annual limitation may be anticipated to result in the expiration of net operating losses and credits before utilization.

The Group recognizes deferred tax assets if it is more likely than not that those deferred tax assets will be realized. Management reviews deferred tax assets periodically for recoverability and makes estimates and judgments regarding the expected geographic sources of taxable income in assessing the need for a valuation allowance to reduce deferred tax assets to their estimated realizable value. Realization of the Group’s deferred tax assets is dependent upon future earnings, if any, the timing and amount of which are uncertain. Because of the Group’s lack of earnings history, the net deferred tax assets have been fully offset by a valuation allowance in the US and China. The valuation allowance increased by $24,218, $27,308 and $8,757 during the years ended December 31, 2016, 2015 and 2014, respectively.

The Group has not provided for deferred taxes on the excess of the financial reporting over the tax basis in our investments in foreign subsidiaries that are essentially permanent in duration. The determination of the additional deferred taxes that have not been provided is not practicable. The undistributed earnings for the Group’s foreign subsidiaries (primarily the subsidiaries in China and Greece) will be permanently reinvested. As of December 31, 2016 and 2015, the total amount of the undistributed earnings for these subsidiaries amounted to $4,527 and $3,100 respectively.

The Group had no unrecognized tax benefits as of December 31, 2016 and 2015, respectively. The Group currently files income tax returns in the U.S., as well as California, New Jersey, and certain other foreign jurisdictions. The Group is currently not the subject of any income tax examinations. The Group’s tax returns generally remain open for tax years after 2011.

25.                               Net Loss Per Share of Common Stock

Basic loss per share is computed by dividing loss attributable to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted loss per share reflects the potential dilution of shares by adding other common stock equivalents, including stock options, warrants, and restricted common stock, in the weighted average number of common shares outstanding for a period, if dilutive. Potentially dilutive shares are excluded from the computation if their effect is anti-dilutive. As a result of the net loss for the years ended December 31, 2016, 2015 and 2014, there is no dilutive impact to the net loss per share calculation for the period.

The following table presents the calculation of basic and diluted net loss per share:

	December 31,	December 31,	December 31,
	2016	2015	2014
Numerator:
Net loss	$(220,968)	$(185,080)	$(5,196)
Denominator:
Basic weighted-average common shares	641,561,610	612,047,053	307,005,057
Diluted weighted-average common shares	641,561,610	612,047,053	307,005,057
Basic net loss per share	$(0.34)	$(0.30)	$(0.02)
Diluted net loss per share	(0.34)	(0.30)	(0.02)

For the years ended December 31, 2016, 2015 and 2014, the following securities were excluded from the computation of diluted net loss per share as inclusion would have been anti-dilutive.

	December 31,	December 31,	December 31,
	2016	2015	2014
Share options and non-vested restricted stock	55,551,000	69,536,350	57,954,000
Convertible bonds (see Note 18)	—	24,907,410	17,500,000
Total	55,551,000	94,443,760	75,454,000

26.                               Commitments and Contingencies

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

The Group has recorded on its consolidated balance sheets the guarantees of $42 and $57 at December 31, 2016 and 2015, respectively. These amounts, less related amortization, are included in other noncurrent liabilities. These guarantees for the Aerojet 1 project are accounted for separately from the financing obligation related to the Aerojet 1 project because they are with different counterparties.

Financing Obligation — the guarantees associated with Aerojet 1 constitute a continuing involvement in the project. While the Group maintains its continuing involvement, it will apply the financing method and, therefore, has recorded and classified the proceeds received of $8,900 and $9,854 from the project in financing and capital lease obligations as of December 31, 2016 and 2015, respectively. At December 31, 2016 and 2015, $21,603 and $8,796, respectively, were recorded as noncurrent Financing and capital lease obligations, with $953 and $1,058 recorded as other current liabilities.

Performance Guaranty — On December 18, 2009, the Group entered into a 10-year energy output guaranty related to the photovoltaic system installed for STP at the Aerojet 1 facility in Rancho Cordova, CA. The guaranty provided for compensation to STP’s system lessee for shortfalls in production related to the design and operation of the system, but excluding shortfalls outside the Group’s control such as government regulation. The Group believes that the probability of shortfalls is unlikely and if they should occur they would be covered under the provisions of its current panel and equipment warranty provisions. For the years ended December 31, 2016, 2015 and 2014, there were no charges against the Group’s warranty reserves related to this performance guaranty.

Sponsorship Payment Obligation— In October 2016, the Group entered into a 10-year sponsorship agreement with Sacramento Kings with a total sponsorship fee of $8,750. During the term, the Group will receive the advertising and promotional rights relating to the New Arena and the Kings. As of December 31, 2016, the total remaining obligation was $8,531, with an annual payment of $1,000.

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

During the quarter ended September 30, 2007 and continuing through the fourth quarter of 2010, the Group installed own manufactured solar panels. Other than this period, the Group only installed panels manufactured by unrelated third parties as well as the Group’s principal shareholder and formerly controlling shareholder, LDK. Certain PV construction contracts entered into during the recent years included provisions under which the Group agreed to provide warranties to the buyer. As a result, the Group recorded the provision for the estimated warranty exposure on these contracts within cost of sales. Since the Group do not have sufficient historical data to estimate its exposure, the Group have looked to its own historical data in combination with historical data reported by other solar system installers and manufacturers. Due to the absence of historical material warranty claims, the Group has not recorded a material warranty accrual related to solar energy systems as of December 31, 2016 and 2015.

Operating leases — The Group leases offices, facilities and vehicles under various operating leases, some of which contain escalation clauses. Rental expenses under operating leases included in the statement of operations were $3,127, $2,860 and $453 for the years ended December 31, 2016, 2015 and 2014 respectively.

Future minimum payments under non-cancelable operating leases are as follows as of December 31, 2016:

2017	$2,194
2018	1,347
2019	777
2020	598
2021	572
Thereafter	7,676
$13,164

Capital commitments — As of December 31, 2016 and 2015, the Group had capital commitments of approximately $54,845 and $66,515, respectively. These capital commitments were solely related to contracts signed with vendors for procurement of services or PV related products used for the construction of solar PV systems being developed by the Group.

The capital commitments as at balance sheet dates disclosed above do not include those incomplete acquisitions for investment and business as at balance sheet dates as the agreements could either be terminated unconditionally without any penalty or cancelable when the closing conditions as specified in the agreements could not be met.

(b) Contingencies

On June 26, 2015, a third party service provider (“the service provider”) filed a complaint against the Company for commissions with respect to a solar project in North Palm Springs, California. The service provider is seeking damages in the amount of approximately $460 plus attorney’s fees and claimed it is due commissions ranging from 0.25% to 2.0% of the project’s gross revenues depending on the level of involvement in assisting in obtaining the project by the Company. The Company denies that the service provider assisted in the project acquisition, and even if it is deemed that the service provider assisted, they would be entitled to only 0.25%, i.e. $58. As of the date of issuance of these financial statements, this matter is at its early stage of the proceeding and it is uncertain how the United States Court will rule on the plaintiff’s appellate brief. Based on information available to the Company, management believes that it is remote that a loss had been incurred. Accordingly, no accrual was made as of December 31, 2016.

The Company’s several previous employees filed suits in November 2015, December 2015, February 2016 and March 2016 against the Company for breach of their prior employment contracts with the Company. As of the date of issuance of these financial statements, the Group assessed it was probable to make settlement to the employees for these lawsuits, except one of these cases that are at early stage of the proceeding and it is uncertain how the United States Court will rule on the plaintiff’s appellate brief. Based on the information available to the Company, management believe that it is probable that a loss had been incurred and a provision of $1,200 was made as of December 31, 2016.

On August 7, 2016, TBEA Sunoasis filed a complaint against the Group in a PRC court alleging that the Group delayed the payment of $3,789 for equity transfer of one of the Group’s subsidiary Xinte together with factoring interest and bank charge of $1,314, penalty interest for delay payment of factoring of $781, and penalty of $246. Judgement of first instance was made on May 27, 2017, that the Group shall pay for the delayed payment of $3,789 for the above acquisition together with 1) factoring interest and bank charge of $1,314; 2) penalty interest of $781; 3) compensation charge of $222; and 4) additional penalty calculated based on the acquisition consideration of $3,789 at an annual interest rate of 8.7% from February 28, 2017 to the actual payment date. Based on the judgement of first instance, the Group believes that it is probable that a loss had been incurred, and penalty and interest charge of $1,003 had been accrued according to the judgement of first instance as of December 31, 2016.

From time to time, the Group is involved in various other legal and regulatory proceedings arising in the normal course of business. While the Group cannot predict the occurrence or outcome of these proceedings with certainty, it does not believe that an adverse result in any pending legal or regulatory proceeding, individually or in the aggregate, would be material to the Group’s consolidated financial condition or cash flows; however, an unfavorable outcome could have a material adverse effect on the Group’s results of operations.

27.                               Operating Risk

Concentrations of Credit Risk and Major Customers — A substantial percentage of the Group’s net revenue comes from sales made to a small number of customers to whom sales are typically made on an open account basis. There was no customer of which the revenue accounted for 10% or more of total net revenue for the year ended December 31, 2016. In 2016, the Company has no customer (2015: three), the operating income from which is over 10% of the Company’s total operating income. Details of customers accounting for 10% or more of total net revenue for the years ended December 31, 2015 and 2014 are as follows:

	2016		2015		2014
		% of Total		% of Total		% of Total
Customer	Revenue	Revenue	Revenue	Revenue	Revenue	Revenue
Blackrock Income UK Holding Limited	486	0%	26,202	14%	—	—
RI Income UK Holding Limited	—	—	24,142	13%	—	—
Inner Mongolia Zhaojing Photovoltaic Power Generation Co. Ltd.	—	—	21,635	11%	—	—
Shotoco Energy, LLC	—	—	21,281	11%	—	—
Zhongwei Hanky Wiye Solar Co., Ltd.	—	—	8,387	4%	27,871	30%
Alxa League Zhiwei Photovoltaic Power Generation Co., Ltd.	7,148	4%	5,085	3%	23,939	26%
Realforce	113	0%	—	—	23,585	26%
KDC Solar Credit LS, LLC	—	—	—	—	11,886	13%
	$7,747	4%	$106,732	56%	$87,281	95%

Details of customers accounting for 10% or more of total accounts receivable, notes receivable, costs and estimated earnings in excess of billings on uncompleted contracts and finance lease receivable at December 31, 2016 and 2015, respectively are:

	2016		2015
Customer		% of Total		% of Total
Zhongwei Hanky Wiye Solar Co., Ltd.	34,049	24%	37,050	19%
Alxa League Zhiwei Photovoltaic Power Generation Co., Ltd.	39,951	28%	30,481	16%
Realforce	23,199	17%	23,628	12%
Inner Mongolia Zhaojing Photovoltaic Power Generation Co., Ltd.	19,815	14%	21,228	11%
	117,014	83%	112,387	58%

Pursuant to the contracts entered with the above customers except for Realforce, 3%-10% of the contract amount is payable after signing the contract, 80%-90% of the contract amount is payable in 90 days after the connection to the grid and customers’ acceptances of the project completion with the remaining 5%-10% of the contract amount payable one year after connection to the grid. For the payment term of Realforce, 10% of the contract amount is payable within 7 days after signing the contract, 30% of the contract amount is payable within 15 days after the major equipment transported to construction site and completion of quality inspection, 30% of the contract amount is payable within 15 days after the major equipment installed, 20% of the contract amount is payable in 10 days after the connection to the grid and customers’ acceptances of the project completion with the remaining 10% of the contract amount payable one year after connection to the grid. The Group entered into sales and leaseback arrangement with Realforce and Alxa in 2016, and $21,604 and $28,697 of accounts receivable and accrued accounts receivable (cost in excess of billings) was transferred to finance lease receivable respectively. Please refer to the Note 4-Accounts Receivable for the details of the receivable due from Realforce and Alxa, and the subsequent sales and leaseback arrangement.

28.                               Segment information

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

Net sales by major product and services are as follows:

	2016	2015	2014
Sales of PV solar system	$14,914	$77,438	$—
EPC revenue	13,493	48,014	87,281
Sales of PV solar components	90,108	41,623	1,080
Electricity revenue with PPAs	16,022	16,226	2,144
Pre-development project sales	—	4,545	—
Financial service revenue	4,387	1,486	—
Others	1,275	1,178	1,137
	$140,199	$190,510	$91,642

Net sales by geographic location are as follows:

Location (a)	2016	2015	2014
China	$25,597	$56,745	$76,426
United Kingdom	694	50,345	—
Australia	81,241	35,418	—
United States	6,622	29,925	14,690
Greece	8,737	8,720	526
Japan	12,893	6,626	—
Italy	1,740	1,395	—
Germany	2,675	1,336	—
	$140,199	$190,510	$91,642

(a)          Sales are attributed to countries based on location of customer.

Geographic information, which is based upon physical location, for long-lived assets was as follows:

Location	2016	2015	2014
China	$27,671	$68,831	$46,872
Greece	55,458	59,385	68,708
United States	26,032	34,522	11,630
Italy	9,247	10,048	—
Japan	3,503	11,464	493
UK	10,124	1,499	—
Australia	611	331	—
Germany	47	84	—
	$132,693	$186,164	$127,703

29.                               Related Party Transactions

In 2016 and 2015, the total fund raised from individual investors through Solar Energy amounted to $22,002 and $145,568, of which $1,829 and $11,524 was settled by the coupons issued by the Group to individual investors without cash inflow and the amount of $19,993 and $129,830 had been received by the Group from Solar Energy as of December 31, 2016, 2015 and Solar Energy charged $98 and $1,052 as commission fee to the Group at 1% of the fund principal. In 2016 and 2015, the total fund redeemed to individual investors through Solar Energy amounted to $nil and $19,237 which had been fully repaid by the Group to Solar Energy as of December 31, 2016 and 2015. As of December 31, 2016 and 2015, the Group had other receivable (gross) of $3,244 and $3,162 from Solar Energy respectively for the fund received from the individual investors on behalf of the Group by Solar Energy net of its commission fee and made an allowance for doubtful debts of $3,244 and $1,615 respectively based on the recoverable amount of the receivable from Solar Energy.

In connection with the launch of the Underlying PV Products as discussed in Note 15—Borrowings, the Group issued to Jiangxi LDK Solar Hi-Tech Co., Ltd. (“LDK Jiangxi”) and Suzhou Liuxin Industry Ltd. (“Liuxin”) coupons with total face value of $779 and $582 respectively during the year ended December 31, 2015. Both LDK Jiangxi and Liuxin are related parties of the Group. LDK Jiangxi is a wholly owned subsidiary of LDK Solar Co., Ltd. (“LDK”), principle shareholder of the Company. Liuxin is wholly owned by Mr. Peng’s father. These coupons are freely transferable among holders but could not be redeemed in cash. When the holder subscribe the on-line products through the on-line platform of Solar Energy, the holders could redeem the coupons and reduce the original purchase price for the on-line products by the face value of the coupons. In 2015, the Group received full payment of $582 from Liuxin for the face value of the coupons issued. For the coupons of $779 issued to LDK Jiangxi, they were applied to offset the outstanding accounts payables of $779 to LDK Jiangxi under mutual agreement between the Group and LDK Jiangxi. As of December 31, 2015, all coupons issued to these related parties had been redeemed through the on-line platform.

In 2015, the Group incurred commission fee of $3,450 to SUPERMERCY Limited (“SUPERMERCY”), one of the shareholders of the Group, in respect of certain funds successfully raised by the Group that had been resulted from the services rendered by SUPERMERCY. The commission fee was recognized as a deduction of the funds raised recorded in additional paid in capital within the stockholders’ equity.

As of December 31, 2016 and 2015, the Group owed to LDK Group of nil and $42, respectively, as LDK made salary payment to certain employees on behalf of the Group.

During the year ended December 31, 2016 and 2015, the Group made advance payments of $510 and $310 respectively to Mr. Peng for which a full provision has been recorded by the Company as of December 31, 2016 and 2015.

During the year ended December 31, 2016, the Group made advance payments of $1,656 to Mr. Minghua Zhao, a former director of the Group, for which $1,512 had been received and a provision of $144 has been recorded by the Company as of December 31, 2016.

During the year ended December 31, 2016, Suzhou Industrial Park Chengcheng Enterprise Guarantee Limited Company (“Chengcheng”) provided guarantee to secure the repayment obligation under the sale-and-leaseback agreement (See Note 4) entered with Alxa. The principle of the finance lease receivable guaranteed by Chengcheng amounted to $23,045 as of December 31, 2016 and will expire in 2025. Mr. Minghua Zhao, a former director of the Group, is the legal representative of Chengcheng.

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

As of December 31, 2016 and 2015, the Group had accounts payable to LDK Group of $4,389 and $5,128, respectively, which were primarily related to purchases of solar cells for solar development projects. The solar cells purchased from LDK Group for the years ended 2016, 2015 and 2014 amounted to $3,691, $11,712 and $5,755 respectively. The Group also consigned LDK Group to process solar cells to solar panels for its on-line platform business in 2016. The processing fee charged by LDK Group amounted to nil, $4,000 and nil for the years ended 2016, 2015 and 2014. Pursuant to a Settlement and Mutual Release dated December 30, 2014 and a supplementary agreement dated September 30, 2015, the LDK Group received $11,000 from the Group during the year ended December 31, 2015 for full settlement of outstanding receivable balances of $28,775 due from the Group. As a result, the Group derecognized liabilities of $17,775 due to LDK Group which was accounted for as a capital transaction by increasing additional paid in capital as of December 31, 2015.

30.                               Subsequent Events

(a)                                 Private placements

In September 2016, the Group entered into share purchase agreements with certain existing shareholders, including certain members of the Group’s management and other investors to issue and sell them an aggregate of 386.1 million ordinary shares for a total consideration of approximately US$100 million. In January 2017, the Group completed approximately US$881 of its US$100 million private placement.

In April, 2017, the Group entered into a share purchase agreement with Tiger Capital Fund SPC participating in Tiger Global SP (“Tiger Fund”), which has agreed to purchase 80,000,000 ordinary shares, at an aggregate purchase price of US$5,760,000. In June 2017, Tiger Fund agreed to assign its rights and obligations under the April 2017 SPA to a third party designated by the Company. Consequently, the Company designated Qian Kun Prosperous Times Investment Limited as substitution for Tiger Fund for the purchase of 80,000,000 ordinary shares of the Company at an aggregate purchase price of US$5,760,000, which transaction was completed on July 12, 2017.

In October 2017, the Group entered into share purchase agreements with each of Qian Kun Prosperous Times Investment Limited and Alpha Assai fund SP of Sunrise SPC. The share purchase agreements provide, among other things, that Qian Kun Prosperous Times Investment Limited and Alpha Assai fund SP of Sunrise SPC will purchase 80,000,000 and 240,000,000 ordinary shares respectively, for a total consideration of US$33,920,000, subject to the terms and conditions of the respective share purchase agreement, including a lock-up for 90 days from the closing date of the contemplated transactions, or such other time or on such other date that is agreed upon in writing by both parties.

(b)                                 Convertible bonds

On February 12, 2017, the Group entered into an Amendment Agreement (“Agreement”) with Union Sky Group Limited, one of the convertible bond holders which held convertible bonds with carrying balances of $20,000. Pursuant to the Agreement, both parties agreed that the repayment of $6,600, $6,700 and $6,700 of the principal amount of the convertible bond was extended to April 30, 2017, January 30, 2018 and January 30, 2019, respectively. Also, the bondholder has the option to convert the outstanding amounts under the convertible bond into equity interest in the Company at a conversion price per ordinary share that equals the weighted average daily closing price of the Company’s ADSs from January 30, 2017 to February 10, 2017. As the Group did not make the first repayment by the end of April 2017, the outstanding convertible bond balances of $20,000 under the Agreement became due immediately and was charged at interest rate of 18% per annum.

(c)                                  New long-term loans

In March 2017, the Group obtained a long-term loan of GBP 5.0 million (approximately $6,587) from Santander UK PLC, a UK bank with a 10-year period to February 2027. Two PV projects in UK and their power revenue were pledged to Santander UK PLC to secure the repayment of bank loan. The loan will be paid by installment twice a year in the 10-year period to February 2027.

(d)                                 Defaulted repayments to individual investors for online fund raising and leasing business

Since April 10, 2017, the Group defaulted its repayment to individual investors for the online fund raising and leasing business. On May 9, 2017, the Group announced on its on-line platform www.solarbao.com that it had defaulted the repayment of principal repayments and interest payments of approximately $32,017 (RMB222 million) in the aggregate as of the announcement date that were due to the individual investors and committed to repay such overdue balances including interests by October 11, 2017. The Group did not make full repayment of the overdue balances by such date. Further, the Group continued to default repayment of certain borrowings from individual investors that were due for repayment after May 9, 2017. On October 12, 2017, the Group made a further announcement on www.solarbao.com that up to October 11, 2017, principal amounts and interests of $89.4 million in the aggregate were overdue.