Form 20-F/A
period 2016-12-31
SPI Energy Co., Ltd.
filed 2018-02-12
CIK 1210618

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

However, there is no assurance that these initiatives and strategies will be successfully implemented, or even if successfully implemented, our cash position and our operational efficiency will improve. In the event that our business initiatives and strategies do not achieve the expected results, our business, financial conditions, results of operations and liquidity position may be materially and adversely affected. Furthermore, we have identified several business related risk factors, such as compliance with laws and regulations, contingent liabilities arising from litigations, suspected related party transactions and unusual transactions, which could cause cash position to further deteriorate. Suspected related party transactions in 2016 which could cause our cash position to further deteriorate primarily include a guarantee issued to us by a related entity, of which our former director is its legal representative, to secure the repayment obligation of certain receivables arising from a finance lease transaction. The principal of the finance lease receivable under guarantee was $23 million, of which provision for doubtful debts of approximately $10 million was made as at December 31, 2016 as the lessee defaulted the instalment lease repayment under the lease agreement. We may be unable to collect these receivable balances in full and on a timely basis as we fail to obtain appropriate and adequate collateral of assets, in addition to the guarantee provided by a related entity, to secure the repayment of the receivable balances. Additionally, we have also identified certain unusual transactions in 2016 that were not detected on a timely basis. In 2016, we entered into an agreement to sell a 10-Megawatt PV project to a third party entity. Although the sales had not been consummated as at December 31, 2016, we had transferred the legal ownership of the project assets to the buyer without obtaining any security. We made full provision of impairment of $9.5 million against the carrying amount of these project assets as at December 31, 2016 as the buyer defaulted all instalment payment under the agreement. Furthermore, we entered into several one-year finance lease agreements as legal lessor with third party entities, which were concluded in substances as loans made to those entities. As we fail to obtain adequate collateral of assets to secure the loans repayment and some borrowers have defaulted the loans repayment under the respective agreements, we made a provision for impairment loss of $8 million against the carrying amount of these loan receivable balances of approximately $11 million as at December 31, 2016. Our inability to fully recover these project assets or receivable balances arising from these unusual transactions may cause our cash position to further deteriorate. For the foregoing reasons, we may not be able to continue as a going concern.

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

Beginning in April 2017, investors on the Solarbao platform have had issues recovering their principal and proceeds in accordance with the terms of their respective investment agreements due to the reduction in liquidity resulting from the combined effects of delay in the subsidies for providing solar power (based on the amount of solar energy provided) from the government on solar farms in operations and the delayed rental payment from the solar farm owners.  These government subsidies were delayed due to a delay in the processing of the paperwork by the applicable government agencies. The subsidies not being paid has resulted in our not being able to develop our projects as quickly as we would have developed them if we had received the subsidies.

Pursuant to the entrusted finance leasing contract entered into by and among the investors, Jiangsu Solarbao Leasing Co., Ltd., our project companies or third parties, and Solar Energy E-Commerce, Solar Energy E-Commerce’s role as an information intermediary bears no obligation to repay principal and proceeds to the individual investors. The main repayment obligors, which comprise mostly of our project companies and of third party project developers, should repay the investors the principal and interests on their investments. We are likely to be treated as a group with our project companies by the relevant PRC governmental authorities, and we may be required to pay the principal and interests payment to the investors, which could be up to RMB 631 million ($90.9 million). We may also be requested by the PRC governmental authorities to assist existing investors to recover their principal and interests, in which case third parties are repayment obligors. Since April 10, 2017, our project companies and third party project developers have been in default of repayments to the individual investors. On April 17, 2017, Meijv and Jiangsu Solarbao Leasing Co., Ltd. (“Jiangsu Solarbao”) issued a joint statement, announcing that they would repay investors within 180 days upon the occurrence of the default, and that Solarbao would simultaneously compensate the investors according to their respective investment agreements. We subsequently defaulted on the redemption and repayment plan. On October 12, 2017, Jiangsu Solarbao announced on www.solarbao.com that as of October 11, 2017, principal and interests payment of RMB 488 million ($70.3 million) were overdue and a total repayment amount of RMB 631 million ($90.9 million) was due to 11,064 individual investors. It also introduced a new redemption and repayment plan. As of the date of this annual report, we have made payment of $1.47 million to 1,313 individual investors. We plan to take all necessary measures to assist the existing investors to recover their principal and interests on their investments.

Legal proceedings, including but not limited to civil and criminal, may be brought against us if we fail to timely pay the investors in full or if we violate any laws or regulations, which may materially and adversely affect our business, brand, reputation, prospects, financial condition and results of operations. In addition, the laws and regulations governing the internet financing in China are developing and evolving and subject to changes. As a result of the abovementioned default, some investors began to report to the police department of Suzhou Industrial Park, and requested that the governmental authorities to order us to repay the principal and interest on their investment.  During the pre-investigation phase, we actively cooperated with the police and submitted relevant information and materials. At the same time, we communicated with local governmental authorities on various occasions regarding our redemption and repayment plan. The police department of Suzhou Industrial Park initiated an investigation in July 7, 2017.  Jiangsu Solarbao’s executives and some of its employees have been identified as criminal suspects,  and Jiangsu Solarbao’s bank accounts and its funds have been frozen. Neither we nor any of Jiangsu Solarbao’s executives have yet been charged, and we have been taking all measures, including but not limited to the recovery of accounts receivable, disposal of solar power projects, and use of power plant’s operating income of our domestic companies, to assist investors in recovering the principal and interests on their investments.  Nevertheless, we may still be deemed as engaging in illegal public fund-raising by the court, and we may be subject to fines and our executives may be convicted and sentenced pursuant to the PRC laws and regulations. As a result, our business prospects and the results of operations of the e-commerce and investment platform may be materially and adversely affected. For a detailed discussion of the laws and regulations governing Internet finance and public fund-raising, see “Item 4. Information on the Company—B. Business Overview—Regulations—Internet Finance and Illegal Public Fund-raising.”

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

We are in default on a number of our obligations, which could result in our being forced to cease operations if we are unable to reach satisfactory settlement with applicable counterparties.

In addition to our obligations described in the immediately preceding risk factor, we are in default on the following additional obligations:

•                                          We have outstanding convertible bonds of  $55 million, which were defaulted in June 2016 and not repaid as at December 31, 2016. On February 12, 2017, we entered into an Amendment Agreement (“Agreement”) with Union Sky Group Limited, one of the holder of our convertible bonds, to extend the maturity date of the bonds, pursuant to which the repayment of US$6.6 million, US$6.7 million and $6.7 million of the principal amount of the convertible bond will be due by April 30, 2017, January 30, 2018 and January 30, 2019, respectively. Union Sky Group Limited has the option to convert the outstanding amounts under the convertible bond into equity interest in our company at a conversion price of $1.372 per share. We were not able to make the first  repayment as of April 29, 2017. We have been in communications with the holders of our convertible bonds, including Union Sky Group Limited, to further extend the maturity date of the bonds, but has not reached any  agreement as of the date of this annual report.

•                                          Pursuant to the share purchase agreement entered between the Group and TBEA Xinjiang Sunoasis Co., Ltd. (“TBEA Sunoasis”) regarding the acquisition of Xinte in 2014, 100% equity interests in Xinte were pledged to TBEA Sunoasis to secure purchase consideration and obligation arising from EPC service provided by TBEA Sunoasis. On March 28, 2016, we entered into a ten-year sale-and-leaseback arrangement on the PV solar system with China Kangfu International Leasing Co., Ltd. (“Kangfu Leasing”), an independent third party. The sales price of $20,164,000 was the same as the principle of the lease arrangement which was used to settle the outstanding purchase consideration due to TBEA Sunoasis. The pledge of equity interests in Xinte was then released by TBEA Sunoasis. 100% equity interests in Xinte were pledged to Kangfu Leasing at the inception of lease. Pursuant to the terms of the lease agreement, we are only required to pay interests at 6.125% per annum in the first eleven months, a portion of principal and interests of $4,321,000 in the twelve months and equal principal and interests payments by installment for the remaining nine years. The effective interest rate for the lease is determined as 10.1%. The bargain purchase price at the end of lease period is $1. The lease was classified as capital lease and the Group continued to record this PV solar system in property, plant and equipment.  As of December 31, 2016 and 2015, the carrying amount of Xinte’s PV solar system amounted to $21,996,000 and $24,602,000, respectively. In April 2017, we defaulted on the payment of partial principal and interests required in the twelve months. A new repayment schedule has been agreed between us and Kangfu Leasing, pursuant to which, the defaulted repayment in the twelve month, was deferred from April 2017 to November 2017 with the remaining repayment schedule remains unchanged.

If we are unable to enter into settlement arrangements with all of the parties with whom we are in default, we could be forced to cease operations.

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

We raised a significant amount of cash for our working capital purposes from the issuance of shares of SPI’s common stock and convertible notes in 2014, 2015 and 2016 to non-U.S. investors in private placements. In those periods, we entered into various private placement share purchase agreements and option agreements with a number of non-U.S. investors and issued approximately 356.7 million unregistered shares or options to purchase shares of SPI’s common stock in reliance on Regulation S of the Securities Act, or Regulation S, mostly at a per share purchase price benchmarked to the prevailing trading price of SPI’s shares at the respective dates of these agreements, and raised an aggregate of $401.58 million. We also raised $55.0 million of cash by issuing unregistered convertible notes to non-U.S. investors in reliance of Regulations S in 2014 and 2015. In January 2016, we raised $5 million by issuing 2.5 million ordinary shares, in reliance on Regulation S, to a non-U.S. investor who exercised an option to purchase our ordinary shares pursuant to an option agreement with our Company.  In September 2016, we entered into share purchase agreements with certain existing shareholders, including certain members of our management and other investors to issue and sell them an aggregate of 386.1 million ordinary shares for a total consideration of approximately $100 million. In January 2017, we completed approximately $881,000 of its $100 million private placement.  The investors in these transactions have advised us that they no longer wish to close on these transactions.  We continue to negotiate with the investors.

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

In October 2017, we entered into share purchase agreements with each of Qian Kun Prosperous Times Investment Limited and Alpha Assai fund SP of Sunrise SPC. The share purchase agreements provide, among other things, that Qian Kun Prosperous Times Investment Limited and Alpha Assai fund SP of Sunrise SPC will purchase 80,000,000 and 240,000,000 ordinary shares respectively, for a total consideration of $33,920,000, subject to the terms and conditions of the respective share purchase agreement, including a lock-up for 90 days from the closing date of the contemplated transactions, or such other time or on such other date that is agreed upon in writing by both parties. The investors in these transactions delayed closing the placement due to our delinquency status with Nasdaq.  We continue to negotiate with the investors.

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

1             The PPA agreements did not fix the FIT. The FIT will be charged based on the relevant law in force in Greece. The current law in force is law 4254/2014. According the monthly FIT statements by the electricity supply bureau in Greece, the FIT range of the PV plants was EUR0.14~0.38/kWh in 2014.

2             It is the government policy of Qinghai Province in China that the PV plants grid-connected at the end of 2013 are entitled to a total electricity price of RMB 1.0/kWh once approved by Development and Reform Committee of Qinghai Province, among which RMB 0.35/kWh is to be paid by State Grid Company directly as set out in the PPA agreement. The remaining part (RMB 0.65/kWh) will be paid as an additional tariff by central government through State Grid Company.

3             RMB1.02/kWh is a total electricity price entitled to the project, among which RMB0.6/kWh is the price for electricity sold to 200 residents on whose property the PV project is located, RMB0.42/kWh is the national subsidy, and RMB4/kWh will be paid as an additional construction subsidy by the government of Hefei City.

4             RMB1.57/kWh is a total electricity price entitled to the project, among which RMB0.9/kWh is the price for electricity sold to the hospital on whose property the PV project is located, RMB0.42/kWh is the national subsidy, and RMB0.25/kWh will be paid as an additional tariff by the government of Hefei City.

5             RMB1.58/kWh is a total electricity price entitled to the project, among which RMB0.91/kWh is the price for electricity sold to the company on whose property the PV project is located, RMB0.42/kWh is the national subsidy, and RMB0.25/kWh will be paid as an additional tariff by the government of Shanghai City.

6    RMB1.2416/kWh is a total electricity price entitled to the project, among which RMB 0.8216/kWh is the price for electricity sold to the company on whose property the PV project is located, and RMB0.42/kWh is the national subsidy.

7    RMB1.27/kWh is a total electricity price entitled to the project, among which RMB0.6/kWh is the price for electricity sold to the company on whose property the PV project is located, RMB0.42/kWh is the national subsidy, and RMB 0.25/kWh will be paid as an additional tariff by the government of Shanghai City.

8    RMB1.166/kWh is a total electricity price entitled to the project, among which RMB0.746/kWh is the price for electricity sold to the company on whose property the PV project is located, and RMB0.42/kWh is the national subsidy.

9    The entitled electricity price is same as Suzhou Solar Juice New Energy Co., Ltd. (Mudu Studio City Project).

10  This project is entitled to a total electricity price of RMB1.0/kWh, among which RMB0.378/kWh is to be paid by State Grid Company and the remaining part (RMB0.622/kWh) will be paid as an additional tariff by central government through State Grid Company.

11  This project is entitled to a total electricity price of RMB1.0/kWh, among which RMB0.3993/kWh is to be paid by State Grid Company and the remaining part (RMB0.6007/kWh) will be paid as an additional tariff by central government through State Grid Company.

12  RMB1.6269/kWh is a total electricity price entitled to the project, among which RMB0.8289/kWh is the price for electricity sold to the company on whose property the PV project is located, RMB0.3780/kWh is the price for residual electricity connected to the grid, and RMB0.42/kWh is the national subsidy.

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

*      Our project portfolio excludes projects for which we provide EPC services but in which we do not own any equity interest or do not expect to acquire and excludes projects we have disposed of. We may sell these projects pursuant to the initiatives described on page 82 of this Annual Report.

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

On September 4, 2006, the MOF and Ministry of Construction jointly promulgated the Interim Measures for Administration of Special Funds for Application of Renewable Energy in Building Construction , pursuant to which the MOF will arrange special funds to support the application of Building Integrated Photovoltaics systems, or BIPV applications, to enhance building energy efficiency, protect the environment and reduce consumption of fossil fuel energy. Under these measures, applications to provide hot water supply, refrigeration, heating and lighting are eligible for such special funds.

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

On January 17, 2014, China’s National Energy Administration (the NEA) issued the Notice on Targets for the Increase in PV Power Generation Capacity for 2014 , and announced that the total target for the increase in PV power generation capacity for 2014 will be 14 GW, of which 8 GW will be reserved for distributed power generation and 6 GW will be reserved for power generation by solar power projects.

On March 16, 2015, the NEA promulgated the Circular on Implementation Plans of PV Generation Construction for 2015, which revised China’s 2015 solar electricity installation target upwards by 20% to 17.8 GW of capacity for ground-mounted projects and indicated that rooftop DG projects would no longer be subject to a quota.

In March 2016, the National People’s Congress approved the Outline of the Thirteenth Five-Year Plan for National Economic and Social Development of the PRC , which includes a national commitment to promote the development of renewable energy and enhancing the competitiveness of the renewable energy industry. Accordingly, in June 2016, the Ministry of Industry and Information Technology promulgated the  Industrial Green Development Plan (2016-2020)  to support the development of the PRC solar power industry.

On June 3, 2016, the NEA promulgated the Circular on Implementation Plans of PV Generation Construction for 2016, and announced that the total target for the increase in PV power generation capacity for 2016 will be 18.1 GW, of which 12.6 GW will be reserved for ordinary PV power plant projects and 5.5 GW will be reserved for PV leading technology bases.

On November 29, 2016, the State Council released the 13th Five-Year Development Plan for National Strategic New Industries . According to this document, by 2020, the total installed capacity of PV generation will achieve 105 GW. This document also set forth the major policies to be promulgated for promoting the development of solar power industry.

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

On February 10, 2017, the NEA promulgated the Circular on Printing and Distributing the Guidance on Energy Work in 2017 , which promotes the photovoltaic, thermal power project construction.  According to this circular, the government plans to start the new construction scale of 20 million kilowatts and the new installed capacity of 18 million kilowatts in 2017.

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

However, there are exceptions which our certain PV Power Generation Projects may not need obtain an electric power business permit from the SERC. On July 18, 2013, the NDRC issued the  Interim Measures for the Administration of Distributed PV Power Generation , which waived the previous requirement to obtain an Electric Power Business Permit for DG projects. On April 9, 2014, the NEA issued the  Circular on Clarifying Issues concerning the Administration of Electric Power Business Permit , which waived requirement to obtain an Electric Power Business Permit for those solar power generation projects with installed capacity less than 6 MW and any DG projects approved by or filed with the NDRC or its local branches, and required local NEA to simplify the Electric Power Business Permit application procedure for the solar power generation companies.

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

Pursuant to the Provisions on the Administration of Permits of Installation, Repair, and Test of Electric Power Facilities, which were promulgated by the SERC and became effective on March 1, 2005, as amended on December 18, 2009 and May 30, 2015, any entity or individual engaged in installing, repairing or testing of electric power facilities in the PRC must obtain a permit unless otherwise exempted by the SERC. There are three categories of permits and each category is further subdivided into five levels. Each category represents a specific range of activity  i.e ., installation, repair and testing. Each level denotes the maximum voltage level of an electric facility that a permit holder may work with. To apply for a permit, an applicant must submit the application to the local branch of SERC. A permit holder may also apply to change either the permitted matter, which is the category or level of the permit, or the registered matter, which is the name, legal address, legal representative and other pertinent matters. A permit is valid for six years and can be renewed.

Grid Connection and Dispatch

All electric power generated in China is distributed through power grids, except for electric power generated by facilities not connected to a grid. The distribution of power to each grid is administered by dispatch centers, which the administration and dispatch of planned output by power plants connected to the grid. The  Regulations on the Administration of Electric Power Dispatch to Networks and Grids , promulgated by the State Council and the former Ministry of Electric Power Industry, effective on November 1, 1993, as amended on January 8, 2011, and its implementation measures, regulate the operation of dispatch centers.

Internet Finance and Illegal Public Fund-raising

While China’s traditional financial system operates under a sophisticated regulatory regime, the regulatory framework for internet finance has only developed since 2010. The  Guiding Opinions on Promoting the Healthy Development of Internet Finance 2015 , or the 2015 Internet Finance Guidelines, is the first formal and comprehensive guideline to regulate the emerging internet finance industry in China. The guideline explains how China’s financial and internet regulations would apply to the country’s growing internet finance industry.  The 2015 Internet Finance Guidelines defines internet finance as a new financial business model whereby traditional financial institutions and internet enterprises use internet technology together with information and communications technologies to provide financing, payment, investment and information intermediary services, including: third party payment service, online lending, that is, individual online peer-to-peer (P2P) lending, equity crowdfunding, online fund sales, online insurance, online trust and online consumer finance. The business carried out by the Solarbao platform is new, not within the scope of the aforementioned 7 kinds of internet financial products. However, we still need to follow the general principles and rules set forth in the 2015 Internet Finance Guidelines, such as strengthening the information and risk disclosure, protecting the rights and interests of users, increasing the internet and information security level of the platform and performing the anti-money laundering obligations, which are applied to all internet finance areas.

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

The difference (in amount) between the FIT for solar power projects and the desulphurized coal benchmark electricity price, or the subsidies paid to DG projects, are funded by the renewable energy development funds. However, there have been delays in the processing of the paperwork associated with these subsidies.  The above FIT and subsidy policies are valid for 20 years for each power generation project since its formal operation, in principle.

Subsidy Catalog

On November 29, 2011, the MOF, NDRC and NEA jointly issued the Interim Measures for the Administration of Levy and Use of Renewable Energy Development Fund , which provides that development funds for renewable energy include designated funds arranged by the public budget of national finance, and renewable energy tariff surcharge collected from electricity consumers. Solar power projects can only receive central government subsidies after completing certain administrative and perfunctory procedures with the relevant authorities of finance, price and energy to be listed in the Subsidy Catalog issued by the MOF, NDRC and NEA. These subsidies represent the difference between the FIT for solar power projects and the desulphurized coal benchmark electricity price.

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

Environmental Protection

The construction processes of our solar power projects generate material levels of noise, waste water, gaseous emissions and other industrial wastes. Therefore, we are subject to a variety of government regulations related to the storage, use and disposal of hazardous materials and to the protection of the environment of the community. The major environmental regulations applicable our business activities in the PRC include the  Environmental Protection Law of the PRC , the  Law on the Prevention and Control of Noise Pollution , the  Law on the Prevention and Control of Air Pollution , the  Law on the Prevention and Control of Water Pollution , the  Law on the Prevention and Control of Solid Waste Pollution , the  Environmental Impact Evaluation of Law , and the  Regulations on the Administration of Environmental Protection In Construction Projects . See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Environmental, health and safety laws and regulations subject us to extensive and increasingly stringent operational requirements, as well as potentially substantial liabilities arising out of environmental contamination.”

Foreign Investment in Solar Power Business

The principal regulation governing foreign ownership of solar power businesses in the PRC is the Foreign Investment Industrial Guidance Catalog (2017 Revision) . Under the current catalog, which was amended in 2017 and became effective on June 28, 2017, the solar power industry is classified as an “encouraged foreign investment industry.” Foreign-invested enterprises in the encouraged foreign investment industry are entitled to certain preferential treatment, such as exemption from tariff on equipment imported for their operations, after obtaining approval from the PRC government authorities.

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

Employment

Pursuant to the Labor Law of the PRC, the Labor Contract Law of the PRC and the Implementing Regulations of the Labor Contract Law of the PRC , employers must enter into written employment contracts with full-time employees. If an employer fails to do so within one year from the date on which the employment relationship is established, the employer must rectify the situation by entering into a written employment contract with the employee and pay the employee twice the employee’s salary for the period during which the written contract is not signed. The Labor Contract Law and its implementing rules also require all employers must comply with local minimum wage standards. If the wage paid to the employee by the employer is lower than the local minimum wage standard, the competent labor authorities may order the employer to pay the difference; in the event of any failure to pay within the time limit, the employer may be ordered to pay additional compensation to the employee at the standard of more than 50% but less than 100% of the payable amount. Violations of the Labor Law, the Labor Contract Law and its implementing rules may result in the imposition of fines and other administrative liabilities.

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

Taxation

See “Item 10. Additional Information—E. Taxation—PRC Taxation.”

Foreign Currency Exchange

Foreign currency exchange regulation in the PRC is primarily governed by the Regulations on the Administration of Foreign Exchange , and the  Provisions on the Administration of Settlement, Sale and Payment of Foreign Exchange . Currently, the Renminbi is convertible for current account items, including the distribution of dividends, interest payments, trade and service related foreign exchange transactions. Conversion of Renminbi for most capital account items, such as direct investment, security investment and repatriation of investment, however, is still subject to registration with the SAFE. Foreign-invested enterprises may buy, sell and remit foreign currencies at financial institutions engaged in foreign currency settlement and sale after providing valid commercial documents and, in the case of most capital account item transactions, obtaining approval from the SAFE. Capital investments by foreign enterprises are also subject to limitations, which include approvals by the NDRC, the MOC, and registration with the SAFE.

In August 2008, the SAFE issued the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises , or the SAFE Circular No. 142, regulating the conversion by a foreign invested enterprise of foreign currency-registered capital into RMB by restricting how the converted RMB may be used. Pursuant to the SAFE Circular No. 142, the RMB capital converted from foreign currency registered capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the applicable government authority and may not be used for equity investments within the PRC.

In addition, the SAFE strengthened its oversight of the flow and use of the RMB capital converted from foreign currency registered capital of foreign-invested enterprises. The use of such RMB capital may not be changed without the SAFE’s approval, and such RMB capital may not in any case be used to repay RMB-denominated loans if the proceeds of such loans have not been used. Violations may result in severe monetary or other penalties. Furthermore, on March 30, 2015, the SAFE issued the  Circular on Reforming the Administration Approach Regarding the Foreign Exchange Capital Settlement of Foreign-invested Enterprises , or SAFE Circular NO.19, which replaced the SAFE Circular NO.142 when it became effective on June 1, 2015. SAFE Circular NO.19 provides that, among other things, the Renminbi capital converted from the foreign currency registered capital of a foreign-invested enterprise may be used for equity investments within the PRC. There are uncertainties in interpretation and implementation as to actual transactions according to SAFE Circular NO.19.

In February 2012, the SAFE promulgated the Notice on the Administration of Foreign Exchange Matters for Domestic Individuals Participating in the Stock Incentive Plans of Overseas Listed Companies , or the Stock Option Notice. The Stock Option Notice replaced a prior rule issued by SAFE in 2007, the Application Procedure of Foreign Exchange Administration for Domestic Individuals Participating in an Employee Stock Holding Plan or Stock Option Plan of an Overseas-Listed Company. Under the Stock Option Notice, domestic individuals who participate in equity incentive plans of an overseas listed company are required, through a PRC agent or PRC subsidiary of such listed company, to register with SAFE and complete certain other bank and reporting procedures. The Stock Option Notice simplifies the requirements and procedures for the registration of stock incentive plan participants, especially in respect of the required application documents and the absence of strict requirements on offshore and onshore custodian banks, as were stipulated in the previous rules.

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

On July 4, 2014, the SAFE issued the Circular on the Administration of Foreign Exchange Issues Related to Overseas Investment, Financing and Roundtrip Investment by Domestic Residents through Offshore Special Purpose Vehicles , or the SAFE Circular 37, which replaced the former circular commonly known as “SAFE Circular 75” promulgated on October 21, 2005. The SAFE Circular 37 requires PRC residents to register with the competent local SAFE branch in connection with their direct establishment or indirect control of an offshore special purpose vehicle, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests. The SAFE Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as any change of basic information (including change of the PRC residents, name and operation term), increase or decrease of capital contribution by the PRC residents, share transfer or exchange, merger, division or other material events. In the event that a PRC resident holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary. Moreover, failure to comply with the various SAFE registration requirements described above could result in liability under the PRC law for evasion of foreign exchange controls.

On February 13, 2015, the SAFE promulgated the Circular on Further Simplification and Improvement of Foreign Currency Administration Policies on Direct Investment , which will be effective on June 1, 2015. This circular aims to further remove or simplify the approval requirements of SAFE upon the direct investment by foreign investors.

On June 9, 2016, the SAFE promulgated the Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts  (the “Circular 16 “ ), which expands the application scope from only the capital of the foreign-invested enterprises to the capital, the foreign debt fund and the fund from oversea public offering.  Also, Circular 16 allows the enterprises to use their foreign exchange capitals under capital account allowed by the relevant laws and regulations. On January 26, 2017, the SAFE issued the  Notice on Improving the Check of Authenticity and Compliance to further Promote Foreign Exchange Control  (the “Circular 3”), which continuously implements and improves the policy for outward remittance of foreign exchange profit generated from direct investment.  In addition, Circular 3 expands the scope of settlement of exchange for domestic loans in foreign currencies, and it is allowed to transfer inward overseas loans under domestic guarantee.  The debtor may, directly or indirectly, transfer inward the funds under guarantee by domestic lending, equity investment or other measures.

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

C.                                  Organizational Structure

The following table sets out our principal subsidiaries as of the date of this annual report:

Subsidiaries	Place of Incorporation	Percentage of ownership
Solar Juice (HK) Limited	Hong Kong	100%
SPI China (HK) Limited	Hong Kong	100%
SolarBao E-commerce (HK) Limited	Hong Kong	100%
Yes Solar (HK) Limited	Hong Kong	100%
SP Orange Power (HK) Limited	Hong Kong	100%
Green Energy Leasing (HK) Limited	Hong Kong	100%
B&J (HK) Trading Company Limited	Hong Kong	100%
SPI Renewable Energy (Luxembourg) Private Limited Company S.a.r.l.(1)	Luxembourg	100%
Italsolar S.r.l.	Italy	100%
Yes! Solar Inc.	U.S.	100%
Yes Solar (MY ) Sdn Bhd	Malaysia	100%
Yes Solar (SG)Pte Ltd	Singapore	100%
Yes Solar Holding Pte Ltd	Singapore	100%
SPI Solar New Jersey, Inc.	U.S.	100%
Calwaii Power Holding, LLC	U.S.	100%
SPI Solar, Inc.	U.S.	100%
Solar Juice Pty Limited	Australia	80%
Solar Juice (MY) Sdn Bhd	Malaysia	100%
Solar Juice (SG) Pte Ltd	Singapore	100%
Solar Juice Holding Pte Ltd	Singapore	100%
SPI Solar Japan G.K.(2)	Japan	97%
Solar Hub Utilities, LLC	US	100%
JP Energy Partners, LP	US	100%
Solar Power Inc UK Services Limited	UK	100%
Emotion Energy Solar One Limited	UK	100%
Cairnhill Solarfield Limited	UK	100%
Sinsin Renewable Investment Limited (Malta)(3)	Greece	100%
Shanghai Meiyou New Energy Technology Co. Ltd	PRC	100%
Meitai Investment (Suzhou) Co. Ltd.	PRC	100%
Jiangsu Solarbao Leasing Co. Ltd.	PRC	100%
Solarbao E-Commerce (Suzhou) Limited	PRC	100%
Meitai Investment (China) Co. Ltd.	PRC	100%
Xinwei Solar Engineering and Construction (Suzhou) Co. Ltd.	PRC	100%

Subsidiaries	Place of Incorporation	Percentage of ownership
Xinwei Investment Co. Ltd.	PRC	100%
Xinwei Commercial Factoring Co. Ltd.	PRC	100%
Yan Hua Internet Technology (Shanghai) Co., Ltd.	PRC	100%
Meijv Power (Lianyungang) Co. Ltd.	PRC	100%
Xinyu Xinwei New Energy Co. Ltd.	PRC	100%
Shanghai Chengying Leasing Co. Ltd.	PRC	100%
Meicheng Power (Suzhou) Co. Ltd.(4)	PRC	100%
Meitai Power (Ningxia) Co. Ltd.	PRC	100%
Solarbao Commercial Factoring (Suzhou) Co. Ltd.	PRC	100%
Meijv Power (Suzhou) Co. Ltd.(5)	PRC	100%
Meijv New Energy Technology Co. Ltd.	PRC	100%
Ningxia Zhongkejiaye Energy Technology Management Service Co. Ltd.	PRC	100%
Xinwei Intelligent Power (Suzhou) Co. Ltd.	PRC	100%
Xinwei Power Sale (Suzhou) Co. Ltd.	PRC	100%
Nantong Meijv Engineering and Construction Co. Ltd.	PRC	100%
Yikachong Charging Technology (Suzhou) Co. Ltd.	PRC	100%
Meiliang Power (Suzhou) Co. Ltd.(6)	PRC	100%
Shanghai Lvdiantong Meitai Internet Technology Co.Ltd.	PRC	100%
Shanghai Youshang E-Commerce Co. Ltd.	PRC	100%
Gonghe County Xinte Photovoltaic Co. Ltd.	PRC	100%
Shanghai Fengqi Private Equity Fund LLP.	PRC	100%
Beijing Dingding Yiwei New Energy Technology Development Co., Ltd.(7)	PRC	60%
Dongming County Meiliang Photovoltaic Co. Ltd.	PRC	100%
Gansu Meitai New Energy Technology Co. Ltd.	PRC	100%

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

Governments may reduce or eliminate or delay existing incentive programs for political, financial or other reasons, which will be difficult for us to predict. For example, there has been a delay in the distribution of subsidies for providing solar power (based on the amount of solar energy provided) from the government on solar farms in operation.  These government subsidies were delayed due to a delay in the processing of the paperwork by the applicable government agencies. Reductions in FIT programs may result in a significant fall in the price of and demand for solar power related products. Our revenue and operating results may be adversely impacted by unfavorable policy revisions, such as reductions FIT in the United States and China, our two largest markets, and certain major markets for our PV solutions. Electric utility companies or generators of electricity from fossil fuels or other renewable energy sources could also lobby for a change in the relevant legislation in their markets to protect their revenue streams. Government economic incentives could be reduced or eliminated altogether.

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

During the quarter ended September 30, 2007 and continuing through the fourth quarter of 2010, we installed own manufactured solar panels. Other than this period, we only installed panels manufactured by unrelated third parties as well as  LDK and its subsidiaries (collectively the “LDK Group”), which beneficially owns approximately 19.5 % of our ordinary shares. PV construction contracts entered into during the recent years included provisions under which we agreed to provide warranties to the customers. The warranty we offer to its customers is identical to the warranty offered to us by its suppliers, therefore, we pass on all potential warranty exposure and claims, if any, with respect systems sold by us to its suppliers. Due to the absence of historical material warranty claims and identical warranty terms, we have not recorded any additional warranty provision relating to solar energy systems sold since 2011. The warranty exposure before 2011 was estimated based on our own historical data in combination with historical data reported by other solar system installers and manufacturers.

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

On October 23, 2016, the Company received notice from EnSync that it considered the Company to be in breach of the Supply Agreement due to the failure of the Company to perform under the terms of the Agreement by purchasing the minimum number of products and that the Company had 30 days to cure the breach.  On May 4, 2017, the Company received a letter terminating the Agreement. . The Company does not believe that it breached this Agreement and is in the process of negotiating with Ensync.

We account for the investment in the Purchased Common Stock under the equity method with balances recorded under Investment in an affiliate on the consolidated balance sheet. We include its proportionate share of net earnings or loss attributable to common stockholders under loss on investment in an affiliate in the consolidated statements of operations. We record the investment in the Convertible Preferred Stock at cost less provision for permanent decline in value under Investment in an affiliate on the consolidated balance sheet. We account for the Warrant as a derivative asset at fair value which is included in Derivative asset, noncurrent on the consolidated balance sheet. The derivative asset was initially recorded at its fair value of $16.9 million. The total consideration of $33.4 million less the fair value of warrants as of July 13, 2015 was allocated, based on relative fair value, between the investments in the Purchased Common Stock and in the Convertible Preferred Stock, which were initially recorded at $3.2 million and $13.2 million, respectively. The decrease in fair value of $2.3 million and $14.6 million of the Warrant was recorded under Other income (expenses) - Change in fair value of derivative asset/liability in the consolidated statements of operations for the years ended December 31, 2016 and 2015, respectively.

On August 30, 2016, our subsidiary and Melodious Investments Company Limited (the “Melodious” or the “Purchaser”), a British Virgin Islands company wholly owned by Melodious International Investments Group Limited, entered into a definitive agreement (“Share Purchase Agreement”) pursuant to which we agree to sell 8,000,000 shares of the common stock, 7,012 shares of the C-1 convertible preferred stock and 4,341 shares of the C-2 convertible preferred stock of ENS to Melodious for an aggregate purchase price of $17.0 million (the “Share Transfer”). The sale closed on December 22, 2016.

Under the purchase agreement, we agreed that in the event any of the C-1 convertible preferred stock or C-2 convertible preferred stock subject to the Share Transfer is not converted into common stock of ENS within six months following the closing date, the purchaser shall (i) be released from the obligations to pay the unpaid portion of the consideration and (ii) have the right to request that we repurchase such C-1 preferred stock and C-2 preferred stock at a price of $1,018.25 per share of preferred stock, plus an uncompounded 10% annual interest on the total purchase price of $11.6 million. In April 2017, Melodious exercised such right and demanded that we repurchase those preferred stock at a per share price of US$1,018.25, with a total repurchase consideration of US$11.6 million, plus interest.  The repurchase was completed on July 10, 2017.

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

Recently, we have revised the assumptions underlying our existing operating plans and recognized the fact that additional actions were needed to reposition our operations to minimize our cash outflows. We have experienced significant delays in collecting the receivables derived from its engineering, procurement and construction services (“EPC”) and finance lease arrangements, and sales of the photovoltaic (“PV”) stations. Such delays has caused a shortage in our working capital and resulted in our default on repayment to individual investors for the online fund raising and leasing business. As of October 27, 2017, we had cash balance of USD 3 million. For the next 12 months, our total gross cash outflow and inflow are expected to be approximately USD 211 million and USD 287 million respectively. Our expected sources of cash inflow in the next 12 months primarily includes sales of self-owned domestic and overseas PV projects to generate operating cash of USD 117 million, collection of EPC receivable balances of USD 122 million upon sales of related PV projects by projects owners and completion of private placements to raise funds of USD 34 million. Therefore, we are undertaking a number of initiatives in order to conserve or generate cash on an incremental basis. These initiatives include:

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

•               Disposal of properties and completion and sales of solar projects and other assets. These initiatives include construction and transfer of our solar projects located in the United Kingdom, Japan and Hawaii, sales of our operating solar assets in China, and reduction of our headcount in China. For example, in June 2017, we announced an agreement to sell a solar project in the United Kingdom with the capacity of approximately 4.5 MW and expect to complete the transaction in December 2017. In March 2017, we entered into definitive agreement to sell two solar projects in Japan with total capacity of 4.8 MW. One of the solar projects them successfully connected to grid in October 2017 and we expect to complete the transaction in November 2017. The other solar project will commence construction in early 2018 and we expect to complete the transaction  in the second half of 2018. In addition, we have also recently commenced the construction of three solar projects in Hawaii with a total capacity of 2MW. We plan to commence the construction of balance tranche 1 projects of 5MW total capacity in the first quarter of 2018, and we expect to complete the construction and sales of these 5MW projects by the end of 2018. We commenced the engineering design of Hawaii tranche 2 project of 4.7MW total capacity in October 2017, and we expect to complete the construction and sales of this FIT project within the next 18 months. In addition to these two projects, we have a  tranche 3 project pipeline with 8.3MW total capacity in Hawaii, the development of which will be completed in 2018 and construction commence in 2019. The completion and sales of these three tranches of solar projects in Hawaii are expected to bring in significant amount of cash to the company to improve liquidity and capital to reinvest into new solar projects. The completion of these solar projects is expected to bring in significant amount of cash to us to improve our liquidity, and allow us to invest in new solar projects. As part of our initiatives to recover our account receivables of our EPC business in China, we have been actively working with certain strategic investors to allow them to invest in our grid connected solar projects in China. In October, we entered into certain pre-sales and purchase agreement with a public company in China to sell of up to 40MW of certain solar projects.  After the sales are completed, we expect to use the proceeds to settle approximately RMB 363 million ($55 million) to investors on the Solarbao platform and also vendors for these solar farms. Furthermore, we have received an indication of interest to purchase two solar farms from us, and we expect a sales and purchase agreement to entered into by end of 2017. Copying the same model, we are in discussion with another solid partner in the industry for three on-ground DG solar farms. In addition to these initiatives, we have been actively using legal proceedings against project debtors and have successfully secured judgment against them.

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

Terms of Awards. The term of options granted under this plan may not exceed ten years from the date of grant. Vesting Conditions . The administrator has full power and authority to accelerate or waive any vesting conditions.

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

ITEM 12.           DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

PART II

ITEM 13.                            DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

We have outstanding convertible bonds of  $55 million, which were defaulted in June 2016 and not repaid as at December 31, 2016. On February 12, 2017, we entered into an Amendment Agreement (“Agreement”) with Union Sky Group Limited, one of the holder of our convertible bonds, to extend the maturity date of the bonds, pursuant to which the repayment of US$6.6 million, US$6.7 million and $6.7 million of the principal amount of the convertible bond will be due by April 30, 2017, January 30, 2018 and January 30, 2019, respectively. Union Sky Group Limited has the option to convert the outstanding amounts under the convertible bond into equity interest in our company at a conversion price of $1.372 per share. We were not able to make the first  repayment as of April 29, 2017. We have been in communications with the holders of our convertible bonds, including Union Sky Group Limited, to further extend the maturity date of the bonds, but has not reached any  agreement as of the date of this annual report.

Pursuant to the share purchase agreement entered between the Group and TBEA Xinjiang Sunoasis Co., Ltd. (“TBEA Sunoasis”) regarding the acquisition of Xinte in 2014, 100% equity interests in Xinte were pledged to TBEA Sunoasis to secure purchase consideration and obligation arising from EPC service provided by TBEA Sunoasis. On March 28, 2016, we entered into a ten-year sale-and-leaseback arrangement on the PV solar system with China Kangfu International Leasing Co., Ltd. (“Kangfu Leasing”), an independent third party. The sales price of $20,164,000 was the same as the principle of the lease arrangement which was used to settle the outstanding purchase consideration due to TBEA Sunoasis. The pledge of equity interests in Xinte was then released by TBEA Sunoasis. 100% equity interests in Xinte were pledged to Kangfu Leasing at the inception of lease. Pursuant to the terms of the lease agreement, we are only required to pay interests at 6.125% per annum in the first eleven months, a portion of principal and interests of $4,321,000 in the twelve months and equal principal and interests payments by installment for the remaining nine years. The effective interest rate for the lease is determined as 10.1%. The bargain purchase price at the end of lease period is $1. The lease was classified as capital lease and the Group continued to record this PV solar system in property, plant and equipment.  As of December 31, 2016 and 2015, the carrying amount of Xinte’s PV solar system amounted to $21,996,000 and $24,602,000 respectively. In April 2017, we defaulted on the payment of partial principal and interests required in the twelve months. A new repayment schedule has been agreed between us and Kangfu Leasing, pursuant to which, the defaulted repayment in the twelve month, was deferred from April 2017 to November 2017 with the remaining repayment schedule remains unchanged.

In early 2015, our related party, Solar Energy E-Commerce (Shanghai) Limited (“Solar Energy E-Commerce”), launched the e-commerce and investment platform, www.solarbao.com, or the Solarbao platform, enabling retail customers and solar project developers to purchase various PV-related products and services. The Solarbao platform was intended to create a network connecting investors seeking solar industry investment opportunities and solar project developers. This platform primarily generated revenue from commissions derived from the leasing of solar panels. Starting from April 18, 2017, we have ceased offering new investment products to investors and stopped accepting new investments on the Solarbao platform due to its short operating history, the ever changing Chinese regulatory regime, government policies in this area and various other reasons as discussed below.  Beginning in April 2017, investors on the Solarbao platform have had issues recovering their principal and proceeds in accordance with the terms of their respective investment agreements due to the reduction in liquidity resulting from the combined effects of delay in the subsidies for providing solar power (based on the amount of solar energy provided) from the government on solar farms in operations and the delayed rental payment from the solar farm owners.  These government subsidies were delayed due to a delay in the processing of the paperwork by the applicable government agencies.  Pursuant to the entrusted finance leasing contract entered into by and among the investors, Jiangsu Solarbao Leasing Co., Ltd., our project companies or third parties, and Solar Energy E-Commerce, Solar Energy E-Commerce’s role as an information intermediary bears no obligation to repay principal and proceeds to the individual investors. The main repayment obligors, which comprise mostly of our project companies and of third party project developers, should repay the investors the principal and interests on their investments. We are likely to be treated as a group with our project companies by the relevant PRC governmental authorities, and we may be required to pay the principal and interests payment to the investors, which could be up to RMB 631 million ($90.9 million). We may also be requested by the PRC governmental authorities to assist existing investors to recover their principal and interests, in which case third parties are repayment obligors. Since April 10, 2017, our project companies and third party project developers have been in default of repayments to the individual investors. On April 17, 2017, Meijv and Jiangsu Solarbao Leasing Co., Ltd. (“Jiangsu Solarbao”) issued a joint statement, announcing that they would repay investors within 180 days upon the occurrence of the default, and that Solarbao would simultaneously compensate the investors according to their respective investment agreements. We subsequently defaulted on the redemption and repayment plan. On October 12, 2017, Jiangsu Solarbao announced on www.solarbao.com that as of October 11, 2017, principal and interests payment of RMB 488 million ($70.3 million) was overdue and a total repayment amount of RMB 631 million ($90.9 million) was due to 11,064 individual investors. It also introduced a new redemption and repayment plan. As of the date of this annual report, we have made payment of $1.47 million to 1,313 individual investors. We plan to take all necessary measures to assist the existing investors to recover their principal and interests on their investments.

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

E.                             Use of Proceeds

Not applicable.

ITEM 15.                               CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our executive management is responsible for establishing and maintaining a system of disclosure controls and procedures (as defined in Rule 13a-15 and 15d-15 under the Exchange Act) designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer’s management, including its principal executive officer and principal financial officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Our executive management concluded that, because of the material weaknesses in our internal control over financial reporting discussed below, our disclosure controls and procedures were not effective as of December 31, 2016. Notwithstanding the material weaknesses discussed below, our executive management has concluded that the consolidated financial statements included in this Form 20-F present fairly, in all material respects, our financial position, results of operations and cash flows for the periods presented in conformity with accounting principles generally accepted in the U.S.

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

4.40	Purchase Agreement by and between Tiger Capital Fund SPC and SPI Energy Co., Ltd. dated April 24, 2017 (previously filed)

4.41	Purchase Agreement by and between Qian Kun Prosperous Times Investment Limited and SPI Energy Co., Ltd. dated July 6, 2017 (previously filed)

4.42	Purchase Agreement by and between Qian Kun Prosperous Times Investment Limited and SPI Energy Co., Ltd. dated October 10, 2017 (previously filed)

4.43	Purchase Agreement by and between Alpha Assai fund sp of Sunrise SPC and SPI Energy Co., Ltd. dated October 10, 2017 (previously filed)

4.44

Framework Share Purchase Agreement by and among SPI Energy Co., Ltd., Thelmico Limited, SP ORANGE POWER (CYPRUS) LIMITED, THERMI TANEO Venture Capital Fund and other parties named therein, dated September 20, 2017 (previously filed)

4.45*	Exclusive Business Cooperation Contract, between Yanhua Internet Technology Ltd. and Shanghai Youying e-Commerce Ltd.

4.46*	Exclusive Option Agreement, among Yanhua Internet Technology Ltd. and Shanghai Youying e-Commerce Ltd. and Min Xiahou

4.47*	Exclusive Option Agreement, among Yanhua Internet Technology Ltd. and Shanghai Youying e-Commerce Ltd. and Tairan Guo

4.48*	Equity Pledge Agreement, among Yanhua Internet Technology Ltd. and Shanghai Youying e-Commerce Ltd. and Min Xiaho

4.49*	Equity Pledge Agreement, among Yanhua Internet Technology Ltd. and Shanghai Youying e-Commerce Ltd. and Tairan Guo

4.50*	Power of Attorney to Yanhua Internet Technology Ltd., by Min Xiahou

4.51*	Power of Attorney to Yanhua Internet Technology Ltd., by Tairan Guo

4.52*	Confirmation Letter, By Min Xiahou

4.53*	Confirmation Letter, By Tairan Guo

4.54*	Exclusive Business Cooperation Contract, between Yanhua Internet Technology Ltd. and Shanghai Meijv Network Technology Co., Ltd.

4.55*	Exclusive Option Agreement, among Yanhua Internet Technology Ltd. and Shanghai Youying e-Commerce Ltd. and Shanghai Meijv Network Technology Co., Ltd.

4.56*	Equity Pledge Agreement, among Yanhua Internet Technology Ltd. and Shanghai Youying e-Commerce Ltd. and Shanghai Meijv Network Technology Co., Ltd.

4.57*	Power of Attorney to Yanhua Internet Technology Ltd., by Shanghai Youying e-Commerce Ltd.

4.58*	Confirmation Letter, By Min Xiahou

4.59*	Exclusive Business Cooperation Contract, between Yanhua Internet Technology Ltd. and Lv Neng Tao E-Commerce (Suzhou) Co., Ltd.

4.60*	Exclusive Option Agreement, among Yanhua Internet Technology Ltd. and Lv Neng Tao E-Commerce (Suzhou) Co., Ltd. and Min Xiahou

4.61*	Exclusive Option Agreement, among Yanhua Internet Technology Ltd. and Lv Neng Tao E-Commerce (Suzhou) Co., Ltd. and Minghua Zhao

4.62*	Exclusive Option Agreement, among Yanhua Internet Technology Ltd. and Lv Neng Tao E-Commerce (Suzhou) Co., Ltd. and Tairan Guo

4.63*	Equity Pledge Agreement, among Yanhua Internet Technology Ltd. and Lv Neng Tao E-Commerce (Suzhou) Co., Ltd. and Min Xiaho

4.64*	Equity Pledge Agreement, among Yanhua Internet Technology Ltd. and Lv Neng Tao E-Commerce (Suzhou) Co., Ltd. and Minghua Zhao

4.65*	Equity Pledge Agreement, among Yanhua Internet Technology Ltd. and Lv Neng Tao E-Commerce (Suzhou) Co., Ltd. and Tairan Guo

4.66*	Power of Attorney to Yanhua Internet Technology Ltd., by Min Xiahou

4.67*	Power of Attorney to Yanhua Internet Technology Ltd., by Minghua Zhao

4.68*	Power of Attorney to Yanhua Internet Technology Ltd., by Tairan Guo

4.69*	Confirmation Letter, By Min Xiahou

4.70*	Confirmation Letter, By Minghua Zhao

4.71*	Confirmation Letter, By Tairan Guo

4.72*	Debt Restructuring Agreement dated February 12, 2017 between Union Sky Holding Group Limited and SPI Energy Co., Ltd.

8.1	List of subsidiaries (previously filed)

11.1

Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 11.1 of our annual report on Form 20-F (file No. 001-37678) filed with the Securities and Exchange Commission on May 17, 2016)

12.1*	Certification of the Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification of the Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification of Principal Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification of Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.2*	Consent of Independent Registered Public Accounting Firm—KPMG Huazhen LLP

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Calculation Presentation Document

*       Filed herewith

**     Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SPI Energy Co., Ltd.

Date: February 12, 2018	By:	/s/ Tairan Guo
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

(x)                                 Recently Adopted and Recently Issued Accounting Guidance

In May 2014, the Financial Accounting Standards Board (“FASB”), issued Accounting Standards Update (“ASU”) No. 2014-09,  Revenue from Contracts with Customers , which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. ASU 2014-09 will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective. This ASU was originally effective for fiscal years and interim periods beginning after December 15, 2016. In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers (“ASU 2015-14”), which amends ASU 2014-09 and defers its effective date to fiscal years and interim reporting periods beginning after December 15, 2017. ASU 2015-14 permits earlier application only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. The standard allows for either a full retrospective or modified retrospective transition method. In March and April 2016, the FASB issued the following amendments to clarify the implementation guidance: ASU No. 2016-08, Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net) and ASU No. 2016-10 Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing. The Group is currently evaluating the impact of this standard on the consolidated financial statements.

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

In March 2016, the FASB issued ASU 2016-07, “Investments—Equity Method and Joint Ventures (Topic 323) : Simplifying the Transition to the Equity Method of Accounting”, which eliminates the requirement to retrospectively apply the equity method in previous periods. Instead, the investor must apply the equity method prospectively from the date the investment qualifies for the equity method. The amendments in this update are effective for financial statements issued for annual periods beginning after December 15, 2016, and interim periods within those annual periods, with early adoption permitted. The Group is currently evaluating the impact of this standard on its consolidated financial statements.

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

In August 2016, the FASB issued ASU 2016-15, “Classification of Certain Cash Receipts and Cash Payments (Topic 230) .” The new guidance is intended to reduce diversity in how certain transactions are classified in the consolidated statement of cash flows. ASU 2016-15 will be effective for public companies for fiscal years beginning after December 15, 2017. The Group is evaluating the impact that ASU 2016-15 will have on its consolidated financial statements and related disclosures.

In October 2016, the FASB issued ASU 2016-16, “Income Taxes (Topic 740), Intra-Entity Transfers of Assets Other Than Inventory .” ASU 2016-16 requires entities to recognize the income tax consequences of an intra-entity transfer of an asset other than inventory when the transfer occurs. Current GAAP prohibits the recognition of current and deferred income taxes for an intra-entity asset transfer until the asset has been sold to an outside party. ASU 2016-16 will be effective for public companies for fiscal years beginning after December 15, 2017. The Group is evaluating the impact that ASU 2016-16 will have on its consolidated financial statements and related disclosures.

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

In January 2017, the FASB issued ASU 2017-04, “Goodwill and Other (Topic 350) — Simplifying the Test for Goodwill Impairment. “ ASU 2017-04 simplifies the subsequent measurement of goodwill by eliminating Step 2 of the goodwill impairment test. In computing the implied fair value of goodwill under Step 2, an entity had to perform procedures to determine the fair value at the impairment testing date of its assets and liabilities (including unrecognized assets and liabilities) following the procedure that would be required in determining the fair value of assets acquired and liabilities assumed in a business combination. As a result of ASU 2017-04, an entity should perform its goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount and then recognize an impairment charge, as necessary, for the amount by which the carrying amount exceeds the reporting unit’s fair value, not to exceed the total amount of goodwill allocated to that reporting unit. ASU 2017-04 is effective for fiscal years and interim periods within those years beginning after December 15, 2019, and early adoption is permitted for interim or annual goodwill impairment tests performed after January 1, 2017. The Group is evaluating the impact that ASU 2017-04 will have on its consolidated financial statements and related disclosures.

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

The Group defaulted the payment for all outstanding convertible bonds of $55,000 in June 2016. On February 12, 2017, the Group entered into an Amendment Agreement (“Agreement”) with Union Sky Group Limited, one of the convertible bond holders to extend the maturity date of the debt, pursuant to which the repayment of $6,600, $6,700 and $6,700 of the principal amount of the convertible bond was extended to April 30, 2017, January 30, 2018 and January 30, 2019, respectively. The holder has the option to convert the outstanding amounts under the convertible bond into equity interest in the Company at a conversion price per ordinary share of $1.372. Please refer to Note 30 (b)—Subsequent events for details. As the Group did not make the first repayment by the end of April 2017, all outstanding debts of $20,000 under the Agreement became due immediately bearing an annual interest rate of 18%.

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

26.                         Commitments and Contingencies

(a)                            Commitments

Guarantee — On December 22, 2009, in connection with an equity funding of Solar Tax Partners 1, LLC (“STP”), which was then our customer, related to the Aerojet 1 solar development project, the Group entered into a Guaranty (“Guaranty”) to provide STP’s equity investor, Greystone Renewable Energy Equity Fund (“Greystone”), with certain guarantees, in part, to secure investment funds necessary to facilitate STP’s payment to the Group under an Engineering, Procurement and Construction Contract (the “EPC”). Our former Chairman and Chief Executive Officer, Stephen C. Kircher, was a member of STP.  Specific guarantees made by Solar Power, Inc. include the following in the event of the other investors’ failure to perform under the operating agreement:

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

(b)                           Convertible bonds

On February 12, 2017, the Group entered into an Amendment Agreement (“Agreement”) with Union Sky Group Limited, one of the convertible bond holders which held convertible bonds with carrying balances of $20,000. Pursuant to the Agreement, both parties agreed that the repayment of $6,600, $6,700 and $6,700 of the principal amount of the convertible bond was extended to April 30, 2017, January 30, 2018 and January 30, 2019, respectively. Also, the bondholder has the option to convert the outstanding amounts under the convertible bond into equity interest in the Company at a conversion price per ordinary share of $1.372. As the Group did not make the first repayment by the end of April 2017, the outstanding convertible bond balances of $20,000 under the Agreement became due immediately and was charged at interest rate of 18% per annum.

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

(d)                           Defaulted repayments to individual investors for online fund raising and leasing business

Since April 10, 2017, the Group defaulted its repayment to individual investors for the online fund raising and leasing business. On May 9, 2017, the Group announced on its on-line platform www.solarbao.com that it had defaulted the repayment of principal repayments and interest payments of approximately $32,017 (RMB222 million) in the aggregate as of the announcement date that were due to the individual investors and committed to repay such overdue balances including interests by October 11, 2017. The Group did not make full repayment of the overdue balances by such date. Further, the Group continued to default repayment of certain borrowings from individual investors that were due for repayment after May 9, 2017. On October 12, 2017, the Group made a further announcement on  www.solarbao.com  that up to October 11, 2017, principal amounts and interests of $70.3 million in the aggregate were overdue.