Form 20-F
period 2017-12-31
SPI Energy Co., Ltd.
filed 2018-12-10
CIK 1210618

Table of Contents

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2017.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to __________.

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number: 001-37678

SPI Energy Co., Ltd.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

Unit 15-16, 19/F, South Wing, Delta House

3 On Yiu Street, Shatin, Shek Mun, Hong Kong SAR, China

(Address of principal executive offices)

Xiaofeng Peng, Chief Executive Officer

Unit 15-16, 19/F, South Wing, Delta House

3 On Yiu Street, Shatin, Shek Mun,

Hong Kong SAR, China

Telephone: +852 2291 6020
Fax: +852 2291 6030

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Ordinary shares, par value $0.0001 per share	(The NASDAQ Global Select Market)

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

7,260,672 ordinary shares as of November 30, 2018

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

☐ Yes     ☒ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☒ Yes     ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒
Emerging Growth Company ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17      ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes     ☒ No

i

CONVENTIONS THAT APPLY TO THIS ANNUAL REPORT

Unless otherwise indicated and except where the context otherwise requires, references in this annual report on Form 20-F to:

•	“we,” “us,” “our Company,” “our” or “SPI Energy” refer to SPI Energy Co., Ltd., a Cayman Islands holding company and its subsidiaries or any of them, or where the context so requires, in respect of the period before our Company became the holding company of its present subsidiaries, such subsidiaries as if they were subsidiaries of our Company at the relevant time;
•	“2015,” “2016” and “2017” refers to our fiscal years ended December 31, 2015, 2016 and 2017, respectively;
•	“ADSs” refers to the American depositary shares, each representing ten ordinary shares, which were listed on the NASDAQ Global Select Market under the symbol of “SPI” between January 19, 2016 and September 18, 2017;
•	“AUD” or “Australian Dollar” refers to the legal currency of Australia;
•	“BT model” refers to our build-and-transfer model;
•	“China” and “PRC” refer to the People’s Republic of China, excluding, for purposes of this annual report, Hong Kong and Macau special administrative regions and Taiwan;
•	“DG” refers to distributed generation;
•	“EPC” refers to engineering, procurement and construction services;
•	“EUR” or “Euro” refers to the legal currency of the countries comprising the euro area;
•	“FIT” refers to feed-in tariff(s);
•	“IPP model” refers to our independent power producer model;
•	“LDK” refers to LDK Solar Co., Ltd.;
•	“O&M” refers to operating and maintenance;
•	“PPA” refers to power purchase agreement(s);
•	“PV” refers to photovoltaic;
•	“Redomicile Merger” refers to the redomicile of Solar Power, Inc. to the Cayman Islands through a merger with and into a wholly-owned subsidiary of SPI Energy Co., Ltd., which was completed on January 4, 2016;
•	“RMB” or “Renminbi” refers to the legal currency of China;
•	“Shares” or “ordinary shares” refers to our ordinary shares, par value $0.0001 per share;
•	“SPI” refers to Solar Power, Inc., a company incorporated under the law of California;
•	“U.K.” refers to the United Kingdom;
•	“U.S.” refers to the United States of America;
•	“U.S. dollar” or “$” refers to the legal currency of the United States of America; and
•	“watt” or “W” refers to the measurement of total electrical power, where “kilowatt” or “kW” means one thousand watts, “megawatts” or “MW” means one million watts and “gigawatt” or “GW” means one billion watts.

Names of certain companies in this annual report are translated or transliterated from their original Chinese legal names.

Discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

Share and per share amounts reflect a one-for-ten reverse stock split that took place in November 2017 and a one-for-ten reverse stock split that took place on November 2018.

The conversion of amounts of Australian Dollars, Euros and Renminbi, respectively, into U.S. dollars in this annual report, made solely for the convenience of readers, is based on the noon buying rates in the city of New York for cable transfers of Australian Dollars, Euros and Renminbi, respectively, as certified for customs purposes by the Federal Reserve Bank of New York as of December 29, 2017, which was AUD1.2796 to $1.00, EUR0.8318 to $1.00, and RMB6.5063 to $1.00, respectively, unless indicated otherwise. No representation is intended to imply that the Australian Dollar, Euro or Renminbi could have been, or could be, converted, realized or settled into U.S. dollars at the foregoing rates or any other rate.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

Our Selected Consolidated Financial Data

The following selected consolidated statements of operations data for the years ended December 31, 2015, 2016 and 2017 and the selected consolidated balance sheet data as of December 31, 2016 and 2017 are derived from our audited consolidated financial statements included elsewhere in this annual report. The selected consolidated statements of operations data for the years ended December 31, 2013 and 2014 and the consolidated balance sheet data as of December 31, 2013, 2014 and 2015 are derived from our audited consolidated financial statements not included in this annual report. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. The historical results are not necessarily indicative of results to be expected in any future periods.

On January 1, 2017, we deconsolidated Sinsin Renewable Investment Limited due to loss of control.

	For the year ended December 31,
	2013	2014	2015	2016	2017
	($ in thousands, except share and per share data)
Consolidated Statements of Operations Data:
Net sales:
Net sales	42,629	91,642	190,510	140,199	127,465
Net sales, related party	–	–	–	–	–
Total net sales	42,629	91,642	190,510	140,199	127,465
Cost of goods sold:
Cost of goods sold	42,582	77,430	176,469	120,910	117,663
Cost of goods sold, related party	–	–	–	–	–
Provision for losses on contracts	2,816	2,055	5,932	403	–
Total cost of goods sold	45,398	79,485	182,401	121,313	117,663
Gross profit (loss)	(2,769)	12,157	8,109	18,886	9,802
Operating expenses:
General and administrative	8,231	8,286	76,747	34,251	22,385
Sales, marketing and customer service	2,050	1,401	39,428	29,230	7,740
Provision for (reversal of) doubtful accounts, notes and other receivables	9,303	(2,043)	45,328	30.465	9,178
Impairment charges	7,500	–	10,853	124,970	32,021
Engineering, design and product management	1,761	–	–	–	–
Total operating expenses	28,845	7.644	172,356	218,916	71,324
Operating income (loss)	(31,614)	4,513	(164,247)	(200,030)	(61,522)
Other income (expense):
Interest expense	(4,321)	(2,259)	(9,275)	(9,043)	(18,418)
Interest income	1,655	1,212	2,218	1,163	459
Gain (loss) on extinguishment of convertible bonds	–	(8,907)	–	–	7,121
Gain from deconsolidation	3,537	–	–	–	–
Change in fair value of derivative asset/liability	–	972	(15,650)	(2,328)	–
Tax penalty	–	–	–	–	(9,670)
Loss on investment in affiliates	–	–	(2,493)	(10,618)	(2,496)
Net foreign exchange gain(loss)	(688)	1,498	4,412	797	(5,843)
Others	–	815	628	(573)	(439)
Total other income (expense), net	183	(6,669)	(20,160)	(20,602)	(29,286)
Loss before income taxes	(31,431)	(2,156)	(184,407)	(220,632)	(90,808)
Income taxes expense	813	3,040	673	336	151
Net loss	(32,244)	(5,196)	(185,080)	(220,968)	(90,959)
Net loss per common share:
Basic and Diluted	(16)	(2)	(30)	(34)	(13)
Weighted average number of common shares used in computing per share amounts:*
Basic and Dilutive	1,982,145	3,070,051	6,120,471	6,415,616	6,826,633

*The shares are presented on a retroactive basis to reflect the Company’s Reverse Stock Splits.

	As of December 31,
	2013	2014	2015	2016	2017
	($ in thousands)
Summary Consolidated Balance Sheet Data:
Cash and cash equivalents	1,031	156,540	82,124	4,178	2,577
Total current assets	24,127	381,314	393,569	154,333	131,312
Total assets	70,964	587,907	709,570	361,818	317,311
Total current liabilities	60,679	252,309	473,551	330,528	386,306
Total liabilities	73,831	325,799	493,012	374,746	414,955
Total equity (deficit)	(2,867)	262,108	216,558	(12,928)	(97,644)
Total liabilities and equity	70,964	587,907	709,570	361,818	317,311

Exchange Rate Information

Not Applicable.

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

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

We incurred net losses of $185.1 million, $220.7 million and $91.0 million in 2015, 2016 and 2017, respectively. We had net cash used in operating activities of $155.5 million, $47.0 million and $3.6 million in 2015, 2016 and 2017. We had an accumulated deficit of $557.8 million as of December 31, 2017. We also had a working capital deficit of $255.0 million as of December 31, 2017. In addition, we have substantial amounts of debts that became due in 2017 and 2018.

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

The report of our independent registered public accounting firm on our financial statements as of and for the year ended December 31, 2017 includes discussions on our ability to continue as a going concern. Although we have formulated a liquidity plan as summarized under Note 2 (a) to our consolidated financial statements appearing elsewhere in this annual report, we cannot assure you that we will be able to successfully execute this liquidity plan. The amount of liquidity that we need may be greater than we currently anticipate as a result of additional factors and events beyond our control, such as global economic slowdown, continued downturn in the global PV market, potential financial crises globally or in any region where we conduct a significant portion of our business, changes in the regulatory and business environments, including international trade-related sanctions, which may prevent us from operating normally or from effectively competing in the PV industry. All of these and other factors and occurrences may increase our cash requirements and make us unable to satisfy our liquidity requirements and we may, as a result, be unable to continue as a going concern.

Recently, we have revised the assumptions underlying our existing operating plans and recognized the fact that additional actions were needed to reposition our operations to minimize our cash outflows. Therefore, we are undertaking a number of initiatives in order to conserve or generate cash on an incremental basis in 2018. For a detailed discussion of these initiatives and strategies, please see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources— Capital Resources and Material Known Facts on Liquidity.”

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

The operations of our e-commerce and investment business platform are unsuccessful.

In early 2015, our related party, Solar Energy E-Commerce (Shanghai) Limited (“Solar Energy E-Commerce”), launched the e-commerce and investment platform, www.solarbao.com, or the Solarbao platform, enabling retail customers and solar project developers to purchase various PV-related products and services. The Solarbao platform was intended to create a network connecting investors seeking solar industry investment opportunities and solar project developers. This platform primarily generated revenue from commissions derived from the leasing of solar panels. Starting from April 18, we have ceased offering new investment products to investors and stopped accepting new investments on the Solarbao platform due to its short operating history, the ever-changing Chinese regulatory regime, government policies in this area and various other reasons as discussed below.

We divested this business in December 2018. If regulators determine that this divestiture was ineffective for any reason, we may be subject to significant liabilities due to this business.

We are in default on a number of our obligations, which could result in our being forced to cease operations if we are unable to reach satisfactory settlement with applicable counterparties.

We are in default on the following obligations:

•	We have outstanding convertible bonds of $55 million, which were defaulted in June 2016 and not repaid as at December 31, 2017. On February 12, 2017, we entered into an Amendment Agreement (“Agreement”) with Union Sky Group Limited, one of the holders of our convertible bonds, to extend the maturity date of the bonds, pursuant to which the repayment of US$6.6 million, US$6.7 million and $6.7 million of the principal amount of the convertible bond will be due by April 30, 2017, January 30, 2018 and January 30, 2019, respectively. Union Sky Group Limited has the option to convert the outstanding amounts under the convertible bond into equity interest in our company at a conversion price of $1.372 per share. We were not able to make the first repayment as of April 29, 2017. We have been in communications with the holders of our convertible bonds, including Union Sky Group Limited, to further extend the maturity date of the bonds, and On June 29, 2018, the Company entered into another amendment agreement (the “2nd Amendment”) with the SPV and Magical Glaze Limited (the “MGL”), a company incorporated under the laws of British Virgin Islands, pursuant to which agreement the SPV has transferred all the rights and obligations under the CB Agreement and 1st Amendment to MGL, and the maturity date of the note was extended. According to the 2nd Amendment, the repayment of US$6.6 million, US$6.7 million and US$6.7 million of the principal amount of the note and interest thereon is due by December 2019, June 2020 and December 2020, respectively.

•	Pursuant to the share purchase agreement entered between the Group and TBEA Xinjiang Sunoasis Co., Ltd. (“TBEA Sunoasis”) regarding the acquisition of Xinte in 2014, 100% equity interests in Xinte were pledged to TBEA Sunoasis to secure purchase consideration and obligation arising from EPC service provided by TBEA Sunoasis. On March 28, 2016, we entered into a ten-year sale-and-leaseback arrangement on the PV solar system with China Kangfu International Leasing Co., Ltd. (“Kangfu Leasing”), an independent third party. The sales price of $20.2 million was the same as the principle of the lease arrangement which was used to settle the outstanding purchase consideration due to TBEA Sunoasis. The pledge of equity interests in Xinte was then released by TBEA Sunoasis. 100% equity interests in Xinte were pledged to Kangfu Leasing at the inception of lease. Pursuant to the terms of the lease agreement, we are only required to pay interests at 6.125% per annum in the first eleven months, a portion of principal and interests of $4.3 million in the twelve months and equal principal and interests payments by installment for the remaining nine years. The effective interest rate for the lease is determined as 10.1%. The bargain purchase price at the end of lease period is $1. The lease was classified as capital lease and the Group continued to record this PV solar system in property, plant and equipment. As of December 31, 2017, the carrying amount of Xinte’s PV solar system amounted to $22.4 million. No new repayment schedule has been agreed between us and Kangfu Leasing.

If we are unable to enter into settlement arrangements with all of the parties with whom we are in default, we could be forced to cease operations.

We conduct our business in diverse locations around the world and are subject to economic, regulatory, social and political risks internationally and in the regions where we operate.

We currently conduct our business operations in China, the U.S., Japan, the U.K., Greece, Germany, Italy and Australia, and as of December 31, 2017, we owned and operated 73.12MW of solar projects and had 23.99MW of solar projects under construction across the world. We also provide EPC services in China and the U.S. Our business is therefore subject to diverse and constantly changing economic, regulatory, social and political conditions in these markets.

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

Due to the change in our strategic focus and revenue generating efforts since 2014, our prior operating history and historical operating results may not provide a meaningful basis for evaluating our business, financial performance and prospects. Period-to-period comparisons of our operating results and our results of operations for any period should not be relied upon as an indication of our performance for any future period. We have incurred net losses since our inception and as of December 31, 2017, we had an accumulated deficit of approximately $548.2 million. We may not be able to achieve or maintain profitability in the future.

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

We require a significant amount of cash to meet our capital requirements and fund our operations, including payments to suppliers for PV modules and components and to contractors for EPC services. As of December 31, 2017, we had $108.7 million in outstanding short-term borrowings (and the current portion of long-term borrowings) and $9.8 million in outstanding long-term borrowings (excluding the current portion).

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

In 2014, we commenced our global project development business by ramping up our portfolio of solar projects under both our IPP BT and EPC models. The attributable capacity of our projects in operation increased from 69.2 MW as of December 31, 2016 to 73.12 MW as of December 31, 2017, and projects under construction decreased from 30.79 MW as of December 31, 2016 to 23.99 MW as of December 31, 2017. In addition, we had an aggregate of 71.56 MW of projects in announced pipeline as of December 31, 2017. See “Item 4. Information on the Company—B. Business Overview—Our Global Project Development Business.” The development of solar projects involves numerous risks and uncertainties and require extensive research, planning and due diligence. Before we can determine whether a solar project is economically, technologically or otherwise feasible, we may be required to incur significant capital expenditure for land and interconnection rights, preliminary engineering, permitting, legal and other work. Success in developing a particular solar project is contingent upon, among others:

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

We engage third-party contractors for the construction of solar projects. Construction of solar projects involves numerous risks and uncertainties, and may be adversely affected by circumstances outside of our control, including seasonal changes, inclement weather, failure to receive regulatory approvals on schedule or third-party delays in supplying PV modules or other materials. We may not be able to negotiate satisfactory construction agreements with third-party contractors, or our third-party contractors may not be able to contract with their subcontractors on a timely basis. In addition, if our contractors fail to adhere to our quality standards or otherwise fail to meet their contractual obligations, or if there is a shortage of contractors or labor strikes that prevents our contractors from completing their construction work on schedule or within budget, the solar projects may experience significant delays or cost overruns. Increases in the prices of solar products and components may also increase our procurement costs. Labor shortages, work stoppages and labor disputes could significantly delay a project or otherwise increase our costs. In addition, delays in obtaining or failure to obtain required construction permits could also delay or hinder the construction of our solar projects. A lack of proper construction permits, or post-construction approvals could delay or prevent our solar projects from commencing operation and connecting to the grid.

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

The projects in our solar project portfolio are relatively new with expected operating lives of more than 20 years. The majority of our projects in operation as of December 31, 2017 had commenced operations within the last 36 months. In addition, the projects we acquire in the future may not have commenced construction or operation or otherwise have a limited operating history. As a result, our assumptions and estimates regarding the future performance of these projects are, and will be, made without the benefit of a meaningful operating history, which may impair our ability to accurately assess the potential profitability of the projects. The performance of these projects will also be subject to risks inherent in newly constructed renewable energy projects, including breakdowns and outages, latent defects, equipment that performs below our expectations and system failures. Failure of some or all of our projects to perform up to our expectations could have a material adverse effect on our business, financial condition and results of operations.

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

Our management identified material weaknesses in our internal control over financial reporting, and our chief executive officer concluded that our disclosure and internal controls and procedures were not effective as of December 31, 2017. See “Item 15. Controls and Procedures” for more information. There can be no assurance as to how quickly or effectively we can remediate the material weaknesses in our internal control over financial reporting or that additional material weaknesses will not be identified in the future.

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

The global cryptocurrency mining services market is highly competitive and fragmented with low barriers to market.

Although the market for providing services to cryptocurrency miners is new and evolving, the barriers to entry are quite low. Except for having the financial resources to set up a facility, no specialized technology or know-how required. Therefore, if cryptocurrency mining remains profitable, we expect additional competitors to enter the market, some of whom may have greater resources than we do.

If the prices of Bitcoin and other cryptocurrencies continue to fall, fewer people will want to conduct cryptocurrency mining operations, which will reduce the demand for our services.

The process for cryptocurrencies has fallen precipitously in the last few months. This decline has made it less profitable to conduct cryptocurrency mining. If the price of cryptocurrencies continues to fall or does not increase, fewer people are likely to conduct cryptocurrency mining operations, which would reduce the demand for our services.

Blockchain technology and cryptocurrency are in the early stages of development and it is difficult to predict how the market for cryptocurrencies will develop.

Blockchain technology and cryptocurrency are in the early stages of development and it is difficult to predict how the market for cryptocurrencies will develop. There are significant factors which may inhibit the growth of these markets, including:

•	volatility in the market price of cryptocurrencies;
•	the implementation of regulations on cryptocurrency markets or technology; and
•	the erosion or loss of user confidence in Bitcoin and other cryptocurrencies could.

Any of these factors could significantly limit the growth of our business.

We need to access a large quantity of power at a reasonable cost in order to provide our cryptocurrency mining services; if we are unable to access such power sources, we not be able to profitably continue to provide cryptocurrency mining services.

We need to access a large quantity of power at a reasonable cost in order to provide our cryptocurrency mining services, and we do not have any long-term contract for the provision of power at specified prices. As competition in this area increases, we may not be able to access power at reasonable costs or at all. If we are unable to access new power sources, or the price of our current power sources significantly increase, we not be able to profitably continue to provide cryptocurrency mining services.

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

Announcement 7 may be determined by the tax authorities to be applicable to previous investments or the current merger restructure by non-resident investors in our Company, if any of such transactions were determined by the tax authorities to lack reasonable commercial purpose. Although we believe that the risk of SAT Circular 698 or Announcement 7 applying to the Redomicile Merger is low, we and our existing nonresident investors may become at risk of being taxed under Announcement 7 and may be required to expend valuable resources to comply with Announcement 7 or to establish that we should not be taxed under Announcement 7, which may have a material adverse effect on our financial condition and results of operations or such non-resident investors’ investments in us. We have conducted and may conduct acquisitions involving changes in corporate structures, and historically our shares were transferred by certain then shareholders to our current shareholders. We cannot assure you that the PRC tax authorities will not, at their discretion, adjust any capital gains and impose tax return filing obligations on us or require us to provide assistance for the investigation of PRC tax authorities with respect thereto. Any PRC tax imposed on a transfer of our ordinary shares or any adjustment of such gains would cause us to incur additional costs and may have a negative impact on the value of your investment in us.

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

As of the date of this annual report, we had 7,260,672 ordinary shares outstanding, including 3,726,040 ordinary shares, or approximately 37.3% of our total ordinary shares outstanding, held by Mr. Xiaofeng Peng, our director, executive chairman of the board of directors and chief executive officer. The possibility that substantial amounts of our outstanding Shares may be sold by Mr. Xiaofeng Peng or the perception that such sales could occur, or “equity overhang,” could adversely affect the market price of our ordinary shares, and could impair our ability to raise additional capital through the sale of equity securities in the future.

We are subject to litigation risks, including securities class actions and shareholder derivative actions, which may be costly to defend and the outcome of which is uncertain.

From time to time, we are subject to legal claims, with and without merit, that may be costly, and which may divert the attention of our management and our resources in general. In addition, our solar projects may be subject to litigation or other adverse proceedings that may adversely impact our ability to proceed with construction or grid connection or sell a given project, which would adversely affect our ability to recognize revenue with respect to such project. We are currently involved in various legal proceedings. See “Item 8. Financial Information —Consolidated Statements and Other Financial Information—Legal and Administrative Proceedings.” The results of complex legal proceedings are difficult to predict. Lawsuits filed against us may assert types of claims that, if resolved against us, could give rise to substantial damages, and an unfavorable outcome or settlement of one or more of these lawsuits, or any future lawsuits, could have a material adverse effect on our business, financial condition, or results of operations. Even if these lawsuits are not resolved against us, the costs of defending such lawsuits may not be covered by our insurance policies. We cannot assure you that additional litigation will not be filed against us in the future.

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

We are currently subject to delisting proceedings and, if we fail to meet the applicable listing requirements, NASDAQ may delist our ordinary shares from trading on its exchange in which case the liquidity and market price of our securities could decline and our ability to raise additional capital would be adversely affected.

Our ordinary shares are currently listed for trading on the NASDAQ Global Select Market. However, we our currently subject to delisting proceedings for failure to maintain a trading price above $1.00 per share and for failing to file this Annual Report on Form 20-F in a timely fashion. The hearings panel granted us until December 10, 2018 to file this annual report on Form 20-F and maintain a trading price over $1.00 per share for ten consecutive trading days. With the filing of this report, we have satisfied both requirements and expect to remain listed on Nasdaq.

If we remain listed, there are a number of requirements that must be met in order for our ordinary shares to remain listed on the NASDAQ Global Select Market, and the failure to meet any of these listing standards could result in the delisting of our ordinary shares from NASDAQ. We cannot assure you that we will be able to timely file all required reports or comply with all other Nasdaq Listing Rules at all times in the future, or regain compliance in a timely manner in case of a default and avoid any subsequent adverse action taken by the Listing Qualifications Department, including but not limited to delisting.

Any potential delisting of our ordinary shares from the NASDAQ would make it more difficult for our shareholders to sell our ordinary shares in the public market and will result in decreased liquidity, limited availability of market quotations for our ordinary shares, limited availability of news and analyst coverage on us and decrease in our ability to issue additional securities.

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

Our legal and commercial name is SPI Energy Co., Ltd. Our principal executive office is located at Unit 15-16, 19/F, South Wing, Delta House, 3 On Yiu Street, Shatin, Shek Mun, Hong Kong SAR, China. Our telephone number at this address is +852 2291 6020 and our fax number is +852 2291 6030. Our registered office is situated at 4th Floor, Harbour Place, 103 South Church Street, PO Box 10240, George Town, Cayman Islands.

We raised a significant amount of cash for our working capital purposes from the issuance of shares of SPI’s common stock and convertible notes in 2014, 2015 and 2016 to non-U.S. investors in private placements. In those periods, we entered into various private placement share purchase agreements and option agreements with a number of non-U.S. investors and issued approximately 356.7 million unregistered shares or options to purchase shares of SPI’s common stock in reliance on Regulation S of the Securities Act, or Regulation S, mostly at a per share purchase price benchmarked to the prevailing trading price of SPI’s shares at the respective dates of these agreements, and raised an aggregate of $401.58 million. We also raised $55.0 million of cash by issuing unregistered convertible notes to non-U.S. investors in reliance of Regulations S in 2014 and 2015. In January 2016, we raised $5 million by issuing 2.5 million ordinary shares, in reliance on Regulation S, to a non-U.S. investor who exercised an option to purchase our ordinary shares pursuant to an option agreement with our Company. In September 2016, we entered into share purchase agreements with certain existing shareholders, including certain members of our management and other investors to issue and sell them an aggregate of 386.1 million ordinary shares for a total consideration of approximately S$100 million. In January 2017, we completed approximately $881,000 of its $100 million private placement. The investors in these transactions have advised us that they no longer wish to close on these transactions.

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

In October 2017, we entered into share purchase agreements with each of Qian Kun Prosperous Times Investment Limited and Alpha Assai fund SP of Sunrise SPC. The share purchase agreements provide, among other things, that Qian Kun Prosperous Times Investment Limited and Alpha Assai fund SP of Sunrise SPC will purchase 80,000,000 and 240,000,000 ordinary shares respectively, for a total consideration of US$33,920,000, subject to the terms and conditions of the respective share purchase agreement, including a lock-up for 90 days from the closing date of the contemplated transactions, or such other time or on such other date that is agreed upon in writing by both parties. The investors in these transactions delayed closing the placement due to our delinquency status with Nasdaq. The investors in these transactions advised us that they no longer wish to close on these transactions.

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

Between January 19, 2016 and September 18, 2017, our ADSs were listed on the NASDAQ Global Select Market under the symbol of “SPI”. The Bank of New York Mellon, the depositary bank for the ADS facility, terminated our ADS facility on September 18, 2017. Following such termination, we listed our ordinary shares, par value US$0.000001 per share, for trading on NASDAQ Global Select Market in substitution for our ADSs. On September 19, 2017, the substitution listing became effective and our ordinary shares began trading on the NASDAQ Global Select Market under the symbol of “SPI”.

On January 1, 2017, we deconsolidated Sinsin Renewable Investment Limited due to loss of control.

Nasdaq Compliance

On March 19, 2018, we received a notification letter from the Listing Qualifications Department of NASDAQ, notifying us that the minimum bid price per ADS, was below $1.00 for a period of 30 consecutive business days and that we did not meet the minimum bid price requirement set forth in the Nasdaq Listing Rules. We had a compliance period of 180 calendar days, or until September 10, 2018, to regain compliance with Nasdaq’s minimum bid price requirement. On September 11, 2018, we were notified by the Nasdaq Listing Qualification Staff that our securities were subject to delisting because our annual report on Form 20-F for the year ended December 31, 2016 was not filed on a timely basis and because of our failure to meet the $1.00 minimum bid requirement described above. The hearings panel granted us until December 10, 2018 to file this annual report on Form 20-F and maintain a trading price over $1.00 per share for ten consecutive trading days. With the filing of this report, we have satisfied both requirements and expect to remain listed on Nasdaq.

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

For our EPC service business, the scope of our work encompasses engineering design procurement of technical components from PV module and panel manufacturers and contracting of construction and installation, which reaches both upstream and downstream along the spectrum of the solar business value chain. Our rigorous design and supply chain management as well as construction quality control enable us to design, build and deliver world-class solar system configurations with components that can work optimally together. However, due to legal proceedings relating to the Solarbao platform in China, no revenue was derived from provision of EPC services in 2017.

For our global project development business, as of December 31, 2017, we had completed a series of acquisitions of solar projects that were in operation, consisting of (i) 26.6 MW of projects in Greece, acquired in December 2014 for a total consideration of $140.5 million of its fair value, (ii) 20.0 MW of projects in China, acquired in December 2014 for a total consideration of RMB190 million ($30.6 million), and (iii) 4.3 MW of projects in Italy, acquired in February 2015 for a total consideration of $11.8 million of its fair value. (iv) 1.082 MW of projects in Greece, acquired in December 2017 for a total consideration of Euro 2.43 million ($ 2.92 million) of its fair value. (v) 0.2744 MW of projects in Japan, acquired in July 2017 for a total consideration of JPY 110 million ($ 0.98 million) of its fair value. By the year ended December 31, 2017, we completed the construction of one solar project in the U.K. (4.4 MW) and one project in Japan (2.2 MW), and sold the UK project to third party at the consideration of $ 6.04 million, which has been recognized as revenue accordingly.

As of the date of this report, we are constructing an aggregate of 6.9 MW of projects in the United States under our BT model. We anticipate that the U.S. project will be connected to the grid in 2019.

We had 71.56MW of projects in announced pipeline as of December 31, 2017. See “—Our Global Project Development Business—Our Solar Project Portfolio.” We expect to complete the acquisition of, or commence permitting processes for, our projects in announced pipeline as soon as practicable. We believe these new additions, combined with our existing project portfolio, demonstrate our broad geographic reach and established presence across key solar markets and mitigate country-specific risks.

Solarbao

We launched www.solarbao.com in early 2015, which primarily targets retail customers residing in China. Starting from May 2017, we have ceased offering new investment products to investors and stopped accepting new investments on the Solarbao platform.

Beginning in April 2017, investors on the Solarbao platform had issues recovering their principal and proceeds in accordance with the terms of their respective investment agreements due to the reduction in liquidity resulting from the combined effects of delay in the subsidies for providing solar power from the government on solar farms in operations and delayed rental payments from the solar farm owners. The government subsidies were delayed due to a delay in the processing of the paperwork by the applicable government agencies.

Since 2018, more lawsuits or disputes were filed by vendors of the Group, resulting in the Group’s various bank accounts and other assets being frozen during the process of these lawsuits. The remaining EPC business and PV related projects in China were suspended due to insufficient working capital. The operation in mainland China suffered from severe suspension. Therefore, it was very difficult for the Company to dispose of its assets and to accelerate its redemption and repayment plan, as well as settle the payables, including acquisition payables due to Sinsin Group.

Starting from April 18, we have ceased offering new investment products to investors and stopped accepting new investments on the Solarbao platform due to its short operating history, the ever-changing Chinese regulatory regime, government policies in this area and various other reasons. We divested this business in December 2018.

Deconsolidation

On January 1, 2017, we deconsolidated Sinsin Renewable Investment Limited due to loss of control.

Spin Off China Assets

On August 30 2018, SPI Energy Co., Ltd. (“SPI Energy” or the “Company”) entered into a share purchase agreement (the “SPA”) with Lighting Charm Limited (the “Buyer”), an affiliate of Tracy Zhoushan, the spouse of Xiaofeng Peng, the Company’s Chairman of the Board of Directors and Chief Executive Officer. The agreement was approved by an independent committee of the Company’s Board of Directors and the transactions contemplated by the SPA closed on December 10, 2018.

The SPA provides that the Company will sell the Buyer 100% of the shares of SPI China (HK) Limited (“SPI China”), which holds all of the Company’s assets and liabilities related to its business in China (the “Acquired Business”). These assets include EPC business, PV projects, Internet finance lease related business, and E-commerce in China.

Pursuant to the terms of the SPA, the consideration (the “Consideration”) for the Acquired Business to be paid by the Buyer to the Company in cash was the greater of (i) US$1.00 or (ii) the fair market value of the business as determined by an independent appraisal firm. The Company also granted the Buyer the option (the “Option”) to purchase from the Company up to 1,000,000 of the Company’s Ordinary Shares, par value of US$ 0.00001 per share (the “Ordinary Shares”), which Option will be exercisable by the Buyer at any time on or prior to August 21, 2021. The option exercise price is US$ 3.8 per share. Although the Agreement provided for the Company to repurchase the Acquired Business, on December 9, 2018, the Company and the Buyer entered into a supplemental agreement pursuant to which the repurchase right was eliminated.

The pre-closing restructuring mainly resulted in: (1) SolarJuice Co., Ltd., a 100% wholly owned subsidiary of the Company, acquiring all of the equity interests in Solar Juice Pty Limited, a holding company which holds all the assets of the Company in Australia;(2) the Company acquiring all of the equity interests in Solar Power Inc. UK Service Limited, a holding company which holds all the assets of the Company in UK;(3) SPI Orange Power (Cyprus) Limited, a 100% wholly owned subsidiary of the Company, acquiring all of the equity interests in SPI Renewable Energy (Luxembourg) Private Limited Company S.a.r.l., a holding company which holds part of the assets of the Company in Italy;(4) SPI Orange Power (Cyprus) Limited acquiring all the equity interests in Italsolar S.r.l, a company which holds a portion of the assets of the Company in Italy, and (5) the Company acquiring all of the equity interests of Sinsin Renewable Investment Limited, a holding company which holds all the assets of the Company in Greece.

On December 10, 2018, the Company and the Buyer executed the bought and sold notes and instrument of transfer relating to the shares in SPI China. Upon the execution of the bought and sold notes, the equitable title to the shares in SPI China passes to the Buyer and until the legal title is transferred, the Company holds the shares in SPI China on trust for the Buyer. On December 10, 2018, the Company arranged for the submission of the bought and sold notes and instrument of transfer together with the relevant documents to the Hong Kong Stamp Office for the assessment of the stamp duty. Once the stamp duty is paid and the Buyer’s name entered in the register of members of SPI China, the Buyer will be the owner of the shares in SPI China.

Crypto Mining Hosting

In early 2018, we launched www.umining.io, a turnkey solution offering global crypto-mining hosting, training, sales, and repair services. As of October 31, 2018, we had 2 pilot mining sites in Canada and the United States of America. We continue to look for potential investments to increase our mining capacity by the end of 2019.

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

We earn pre-agreed EPC service fees from our customers, who generally make milestone payments to us. In 2015 and 2016, we derived revenue of $48.0 million and $13.5 million respectively from the provision of our EPC services, while no revenue was derived in 2017. In 2015, we provided EPC services to five Chinese solar projects having attributable capacities of 49.5 MW in the Inner Mongolia Autonomous Region, 30 MW in the Ningxia Autonomous Region and 6 MW in Gansu Province. In 2016, we entered into new EPC contracts in China to provide EPC services to a 0.289MW project with Hebei Zhaoshu New Energy Technology Co., Ltd. and a 1MW project with Foshan Kezhou New Energy Development Co., Ltd. In 2017, because of the legal proceedings relating to the Solarbao platform, we did not enter into any EPC contracts in China.

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

PV modules, the primary equipment of our solar projects, typically contribute to a substantial portion of the overall system costs. We procure our PV modules from a wide array of suppliers including Trina Solar Limited, JinkoSolar Holding Co., Ltd., SOLARWORLD AG, Xiexin Integration Technology Co., Ltd., Wuxi Saijing Solar Co., LTD., Zhejiang Global Photovoltaic Technology Co., Ltd., Ningbo Shared Solar Energy Co., Ltd. and Tangshan Haitai New Energy Co., Ltd., among others.

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

Those third-party contractors are responsible for the quality of the project and must maintain relevant insurance designating us as the beneficiary. They must ensure the project complies with all local safety, labor and environmental laws and regulations. We examine and keep records of the production-related safety documentation and insurance policies of our third-party contractors. All production-related tools and equipment used by our third-party contractors must be compliant with and certified by applicable regulatory standards. The contractors submit detailed quality assurance procedures and regularly updates us on the progress, quality and safety of the project. Our third-party contractors utilize a variety of measures to protect the project location, including the transmission line, built facilities and infrastructure, from damage during the construction process.

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

As of December 31, 2017, we had completed a series of acquisitions of solar projects that were in operation, consisting of 1.082 MW of project in Greece and 0.2744 MW of project in Japan. The Greek and the Japanese projects were already connected to the grid when the acquisitions were completed.

We had an aggregate 6.9 MW of projects in the U.S., 2.2 MW of project in Japan and 14.89 MW of projects in China under construction as of December 31, 2017. We expect that all of these projects will be connected to the grid by December 31, 2019.

Most of our solar projects are subject to the FIT policies of the countries or regions where they operate. FIT refers to the national and local subsidies to solar power generation supported by the government. For the FIT terms of our projects, please refer to “—Our Solar Project Portfolio.”

Our Solar Project Portfolio

We expect our solar projects to have operational lives of 25 to 27 years. As of December 31, 2017, our solar project portfolio consisted of:

•	Projects in Operation—“Projects in operation” refers to projects connected to the grid and selling electricity. As of December 31, 2017, we had projects in operation with an attributable capacity of 73.12MW in the U.K., China, Greece, Japan and Italy.

•	Projects under Construction—“Projects under construction” refers to projects at the construction stage. We generally complete construction in three to six months after obtaining all the permits required for construction, if local climate and topographical conditions permit. We had 23.99MW of projects under construction in the China, US and Japan as of December 31, 2017 and we expect substantially all of them to be connected to the grid by December 31, 2019.

•	Projects in Announced Pipeline—“Projects in announced pipeline” refers to projects that we have entered into definitive agreements to develop with a third party in which we expect to own a majority of the equity interest, and projects we have entered into definitive agreements to acquire. We had 6.4 MW of projects in our pipeline in Greece as of December 31, 2017 and we expect substantially all of them to be connected to the grid by December 31, 2019.

The following summary sets forth our solar projects in operation, solar projects under construction and solar projects in announced pipeline as of December 31, 2017. For more recent development of the solar projects portfolio and potential sale of our solar projects, please see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Resources and Material Known Facts on Liquidity.”

Solar Projects in Operation*

Country	Project name	Gross capacity (MW)	Our equity holding	Attributable capacity (MW)	Ground/ Rooftop	Connection date	FIT terms
Greece	Sinsin Renewable Investment Limited	26.6	100%	26.6	Ground	February to October 2013	EUR0.14-0.38/kWh[1]
Greece	HELIOSTIXIO SA	1.082	100%	1.082	Ground	September 2012	EUR0.215/kWh
Japan	Ibaraki	0.2744	100%	0.2744	Ground	December 2014	JPY36/kWh
Japan	Shibayama	2.2	100%	2.2	Ground	December 2017	JPY36/kWh
China	Gonghe County Xinte Photovoltaic Co., Ltd.	20.0	100%	20.0	Ground	December 2013	RMB1.00/kWh[2]
China	Hefei 200 Residents Project	1.02	100%	1.02	Rooftop	August 2015.	RMB1.06/kWh[3]
China	Feixi County Hospital Project	0.146	100%	0.146	Rooftop	December 2015	RMB1.57/kWh[4]
China	Shanghai Siyuan Project	0.224	100%	0.224	Rooftop	January 2016	RMB1.58/kWh[5]
China	Suzhou Tong Yuan fang Project	0.199	100%	0.199	Rooftop	March 2016	RMB1.2416/kWh[6]
China	Shanghai Gene Technology Project	0.101	100%	0.101	Rooftop	April 2016	RMB1.27/kWh[7]
China	Suzhou Mudu Studio City Project	0.2244	100%	0.2244	Rooftop	April 2016	RMB1.166/kWh[8]
China	Suzhou Hen Sheng Project	0.160	100%	0.160	Rooftop	April 2016	RMB1.166/kWh[9]
China	Nantong Anda Project	4.791	100%	4.791	Rooftop	May 2016	RMB 1/kWh[10]
China	Fuzhou Meicheng Project	1.705	100%	1.705	Rooftop	May 2016	RMB 1/kWh[11]
China	Suzhou Meiliang Project	2.036	100%	2.036	Rooftop	May 2016	RMB1.6269/kWh[12]
Italy	SPI Renewables Energy (Luxembourg) Private Limited Company S.a.r.l. (formerly known as CECEP Solar Energy (Luxembourg) Private Limited Company (S.a.r.l.)); Italsolar S.r.l.	4.3	100%	4.3	Ground and Rooftop	December 2009	EUR0.22-0.35/kWh
U.K.	Cairnhill Solarfield Limited	3.0906	100%	3.0906	Ground	February 2016	1.3 ROCs
U.K.	Emotion energy Solar One Limited	4.971	100%	4.971	Ground	March 2016	1.3 ROCs
Total		73.12		73.12

1.	The PPA agreements did not fix the FIT. The FIT will be charged based on the relevant law in force in Greece. The current law in force is law4254/2014. According the monthly FIT statements by the electricity supply bureau in Greece, the FIT range of the PV plants was EUR0.19~0.20/kWh in 2014.Sinsin has been deconsolidated in the year of 2017 due to loss of control.

2.	It is the government policy of Qinghai Province in China that the PV plants grid-connected at the end of 2013 are entitled to a total electricity price of RMB 1.0/kWh once approved by Development and Reform Committee of Qinghai Province, among which RMB 0.35/kWh is to be paid by State Grid Company directly as set out in the PPA agreement. The remaining part (RMB 0.65/kWh) will be paid as an additional tariff by central government through State Grid Company.

3.

RMB1.02/kWh is a total electricity price entitled to the project, among which RMB0.6/kWh is the price for electricity sold to 200 residents on whose property the PV project is located, RMB0.42/kWh is the national subsidy, and RMB0.04/kWh will be paid as an additional construction subsidy by the government of Hefei City.

4.	RMB1.57/kWh is a total electricity price entitled to the project, among which RMB0.9/kWh is the price for electricity sold to the hospital on whose property the PV project is located, RMB0.42/kWh is the national subsidy, and RMB0.25/kWh will be paid as an additional tariff by the government of Hefei City.
5.	RMB1.58/kWh is a total electricity price entitled to the project, among which RMB0.91/kWh is the price for electricity sold to the company on whose property the PV project is located, RMB0.42/kWh is the national subsidy, and RMB0.25/kWh will be paid as an additional tariff by the government of Shanghai City.
6.	RMB1.2416kWh is a total electricity price entitled to the project, among which RMB 0.8216/kWh is the price for electricity sold to the company on whose property the PV project is located, RMB0.42/kWh is the national subsidy.
7.	RMB1.27/kWh is a total electricity price entitled to the project, among which RMB0.6/kWh is the price for electricity sold to the company on whose property the PV project is located, RMB0.42/kWh is the national subsidy, and RMB 0.25/kWh will be paid as an additional tariff by the government of Shanghai City.
8.	RMB1.166/kWh is a total electricity price entitled to the project, among which RMB0.746/kWh is the price for electricity sold to the company on whose property the PV project is located, and RMB0.42/kWh is the national subsidy.

9.	The entitled electricity price is same as Suzhou Solar Juice New Energy Co., Ltd. (Mudu Studio City Project).

10.	This project is entitled to a total electricity price of RMB1.0/kWh, among which RMB0.378/kWh is to be paid by State Grid Company and the remaining part (RMB0.622/kWh) will be paid as an additional tariff by central government through State Grid Company.

11.	This project is entitled to a total electricity price of RMB1.0/kWh, among which RMB0.3993/kWh is to be paid by State Grid Company and the remaining part (RMB0.6007/kWh) will be paid as an additional tariff by central government through State Grid Company.

12.	RMB1.6269/kWh is a total electricity price entitled to the project, among which RMB0.8289/kWh is the price for electricity sold to the company on whose property the PV project is located, RMB0.3780/kWh is the price for residual electricity connected to the grid, and RMB0.42/kWh is the national subsidy.

Solar Projects Under Construction*

Country	Our equity holding	Number of solar projects	Attributable capacity (MW)	Ground/Rooftop	Scheduled Connection date	FIT terms
Japan	100%	1	2.2	Ground	2019	JPY 36 per kWh
US	100%	9	6.9	Ground	2018, 2019	<500kW: $0.238/kWh >500kW: $0.236/kWh[1]
China	100%	3	14.89	Rooftop and Ground	2019	0.98RMB/kWh
Total		13	23.99

_______________

[1]	Intended by us to be BT projects in 2018 and 2019 and may be held as our IPP projects upon completion of construction if we determine that the return of owning the projects and selling electricity is more attractive.

As of December 31, 2017, the total capital expenditure incurred for our solar projects under construction amounted to approximately $25 million and we expect to incur additional $24 million to complete these projects. As the total capital expenditure may be affected by various factors including, among others, increases in cost of key equipment and materials, failure to obtain sufficient financing, unexpected engineering or environmental issues as well as changes in regulatory requirements, the actual total capital expenditure may deviate significantly from such estimates. We expect to finance construction of these projects using cash from our operations and private placements, bank borrowings, financial leases as well as other third-party financing options.

•	Solar Projects in Announced Pipeline*As of December 31, 2017, we were in the process of obtaining relevant regulatory approvals for the following self-developed solar products: 2.6 MW projects in Guangdong, 5 MW projects in Hubei, 12.26 MW projects in Jiangsu; 0.8 MW projects in Zhejiang; 6.5 MW project in Shandong;30 MW project in Henan, China; 13.3 MW project in the U.S.; and 1.1 MW project in Japan. In March 2019 we will acquire an additional 6.4MW of solar projects in operation in Greece according the Framework SPA with TANEO FUND THERMI executed on September 20, 2017.

_______________________

*	Our project portfolio excludes projects for which we provide EPC services but in which we do not own any equity interest or do not expect to acquire and excludes projects we have disposed of.

We sold all of our projects in China in connection with the sale of our Chinese business in December 2018.

Featured Markets

•	China. We entered the Chinese market in 2014. As of December 31, 2017, we owned 11 solar projects in operation with a total capacity of 30.61 MW, located in Qinghai Province, Anhui Province, Shanghai Province, Jiangsu Province, and Jiangxi Province, China. We also had 57.2 MW of projects in announced pipeline as of December 31, 2017. In China, most of the projects in our portfolio were eligible to receive FIT. We sold these projects in connection with the sale of our China business in December 2018.

•	U.S. We have been present in the U.S. market since the commencement of our business. As of December 31, 2017, we had 6.9 MW of projects under construction and 13.3 MW of projects in announced pipeline.

•	U.K. We entered the U.K. market in 2014. As of December 31, 2017, we owned 2 solar projects in operation with a total capacity of 8.1MW. In the U.K., all of the projects in our portfolio are eligible for FIT.

•	Greece. We entered the Greek market in 2014. As of December 31, 2017, we owned five solar projects in operation with a total capacity of 27.682 MW, of which four solar projects owned by Sinsin were deconsolidated as of December 31, 2017. In Greece, all of the projects in our portfolio are eligible for FIT. In 2017 we acquired one solar project of 1.082MW.

•	Japan. We entered the Japanese market in 2014. We had 2.4744 MW of solar project in operation and 2.2 MW of solar projects under construction. We also had 1.1 MW of solar projects in announced pipeline as of December 31, 2017. In Japan, all of our projects are eligible to receive FIT.

•	Italy. We entered the Italian market in 2015. We had 4.3 MW of solar projects in operation as of December 31, 2017. In Italy, all of our projects are eligible to receive FIT.

The following table sets forth a breakdown of our net sales by geographic location of customers for the periods indicated:

	For the year ended December 31,
	2015		2016		2017
	($ in thousands except percentage)
China	56,745	29.8%	25,597	18.3%	5,945	4.7%
United Kingdom	50,345	26.4%	694	0.0%	6,903	5.4%
Australia	35,418	18.6%	81,241	57.9%	112,174	88.0%
United States	29,925	15.7%	6,622	4.7%	–	–
Greece	8,720	4.6%	8,737	6.2%	–	–
Japan	6,626	3.5%	12,893	9.2%	511	0.4%
Italy	1,395	0.7%	1,740	1.2%	1,932	1.5%
Germany	1,336	0.7%	2,675	2.5%	–	–
Total	190,510	100.0%	140,199	100.0%	127,465	100.0%

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

Permit Development Process

The permit development process is the process of obtaining all required permits, certifications and approvals from relevant government authorities for solar project development. As of December 31, 2017, most of our solar projects in operation had been undertaken by us as a secondary developer.

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

The construction cost of a project is mainly funded by our working capital, and to a lesser extent, funded through Solarbao and bank borrowings in the year ended December 31, 2017. We seek to negotiate favorable credit terms with our equipment suppliers and EPC contractors when possible, such that payment is not due until several months after construction and grid connection are complete. While the exact mix of external and internal financing varies from project to project, we estimate that as of December 31, 2017, approximately 50% to 60% of the total costs of our solar projects under construction were funded by our working capital, with the remainder funded through the Solarbao platform and via bank borrowings. Our working capital dedicated towards a particular project would be generally available to us for other purposes if needed, and would not be considered restricted cash isolated at that project. We also have given guarantees to the lenders on certain project financings. However, none of our cash and cash equivalents have been collateralized to guarantee such project financings.

We generally seek to arrange debt financing for our solar projects from local banks and financial leasing companies in countries that are more open and receptive to renewable energy investments, such as China, where we primarily work with reputable banking institutions such as Bank of Suzhou Co., Ltd. For example, we currently have a credit line of RMB 17.8 million with Bank of Suzhou Co., Ltd. In March 28, 2016, we entered into a 10-year leasing agreement with China Kangfu International Leasing Co., Ltd. and obtained financing of RMB140 million ($21.6 million) from it.

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

Our Australia Distribution Business

Solar Juice Pty Limited or Solar Juice is a wholesale distributor of Solar PV panels, solar inverters, components and complete solar systems, which was established in Australia in September 2009. It is the largest importer of solar related products in Australia with over 5000 B2B customers in every state and territory of Australia and Southeast Asia. Currently Solar Juice has six warehouses located around Australia and one located in Singapore.

Solar Juice, as a wholesale supplier, has developed key partners which have supported the growth of its brands throughout Australia. Solar Juice aligns itself with the most popular brands SMA, Fronius, ABB, LG Electronics, LG Chem, Trina and JA, which have the same values as Solar Juice, namely service and support, quality and value for money. Solar Juice’s products are backed by warranties held in Australia, experience and knowledge which set it apart from the competition, and commitment to serving the customer’ needs.

 Solar Juice’s revenue has grown substantially in 2017. The main reason for such a strong growth was the improvement of Solar Juice’s national distribution network. Solar Juice opened its three new offices in Victoria, Queensland and Western Australia in late 2016 and expanded its market significantly in these states. Another reason was the development of a strategic relationship with Austrian inverter maker Fronius. Based on Solar Juice’s national network, Fronius inverter became the most popular inverter in residential market. In addition, Solar Juice’s own branded products Opal Panels, Opal Switch and Opal storage provided customers with more value for money choices. Finally, Solar Juice’s outstanding customer services, technical supports and warranty services differentiate it from its competitors.

Our Partnership with Energy Storage Solution Provider

See “Item 5. Operating and Financial Review and Prospects—Operating Results—Recent Acquisition Activities—Other Solar Businesses— EnSync Acquisition.”

Our Partnership with Electric Vehicle Rental Service Provider

See “Item 5. Operating and Financial Review and Prospects—Operating Results—Recent Acquisition Activities—Other Solar Businesses— Acquisition of DingdingYiwei.”

Competition

Solar Power Market

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

Cryptocurrency Hosting Services

Cryptocurrencies and cryptocurrency mining are new industries, the competitive landscapes are still developing. Although the barriers to entry in this market are low, most of the large cryptocurrency mining farms such as HIVE Blockchain, Hut8Mining, NVIDIA, Giga Watt, Bitfury Mines, Bcause LLC and Bitmain, cater to large investors. We are not aware of a large competitor that caters to the retail market as we do.

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

Between the year 2015 to 2017, both proportions of revenue from provision of our EPC services and sales of PV solar systems decreased dramatically, while the figures for sales of PV solar component saw a considerably upwards trend and accounted for the largest portion of our total revenue in 2016 and 2017.

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

On November 29, 2016, the State Council released the 13th Five-Year Development Plan for National Strategic New Industries. According to this document, by 2020, the total installed capacity of PV generation will achieve 105GW. This document also set forth the major policies to be promulgated for promoting the development of solar power industry.

On December 8, 2016, the NEA officially released the 13th Five-Year Plan on Solar Power Development. In the document, the NEA stated that by 2020, the total installed capacity of distributed PV generation will achieve 105GW in China.

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

Pursuant to the Provisions on the Administration of the Electric Power Business Permit, which were issued by the SERC and became effective on December 1, 2005(subsequently amended on May 30, 2015), unless otherwise provided by the SERC, no company or individual in the PRC may engage in any aspect of electric power business (including power generation, transmission, dispatch and sales) without first obtaining an electric power business permit from the SERC. These provisions also require that if an applicant seeks an electric power business permit to engage in power generation, it must also obtain in advance all relevant government approvals for the project including construction, generation capacity and environmental compliance.

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

On March 20, 2015, the NDRC and NEA issued a directive opinion, which emphasizes that the competent provincial authorities must strengthen the implementation of the provisions with regard to the purchase of the full amount of electricity generated by renewable energy and avoid any curtailment of solar power projects. In addition, it also stated that electricity generated by clean energy is encouraged to be sold directly to the consumers in the regions where there is ample supply of clean energy, and the relevant parties must coordinate the trans-provincial supply of electricity and power transmission capability, in order to maximize the utilization of clean energy. Local governments also announced their intentions to efficiently implement the system regarding the purchase of the full amount of renewable energy, such as the Inner Mongolian Autonomous Government.

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

In addition, the SAFE strengthened its oversight of the flow and use of the RMB capital converted from foreign currency registered capital of foreign-invested enterprises. The use of such RMB capital may not be changed without the SAFE’s approval, and such RMB capital may not in any case be used to repay RMB-denominated loans if the proceeds of such loans have not been used. Violations may result in severe monetary or other penalties. Furthermore, on March 30, 2015, the SAFE issued the Circular on Reforming the Administration Approach Regarding the Foreign Exchange Capital Settlement of Foreign-invested Enterprises, or SAFE Circular NO. 19, which replaced the SAFE Circular NO. 142 when it became effective on June 1, 2015. SAFE Circular NO. 19 provides that, among other things, the Renminbi capital converted from the foreign currency registered capital of a foreign-invested enterprise may be used for equity investments within the PRC. There are uncertainties in interpretation and implementation as to actual transactions according to SAFE Circular NO. 19.

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

On February 13, 2015, the SAFE promulgated the Circular on Further Simplification and Improvement of Foreign Currency Administration Policies on Direct Investment, which will be effective on June 1, 2015. This circular aim to further remove or simplify the approval requirements of SAFE upon the direct investment by foreign investors.

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

C.	Organizational Structure

The following table sets out our principal subsidiaries as of December 10, 2018.

Subsidiaries	Place of Incorporation	Percentage of ownership
Solar Juice (HK) Limited	Hong Kong	100%
SolarBao E-commerce (HK) Limited	Hong Kong	100%
Yes Solar (HK) Limited	Hong Kong	100%
SPI Orange Power (HK) Limited	Hong Kong	100%
Green Energy Leasing (HK) Limited	Hong Kong	100%
B&J (HK) Trading Company Limited	Hong Kong	100%
SPI Renewable Energy (Luxembourg) Private Limited Company S.a.r.l.(1)	Luxembourg	100%
Italsolar S.r.l.	Italy	100%
Yes! Solar Inc.	U.S.	100%
Yes Solar (MY) SdnBhd	Malaysia	100%
Yes Solar (SG) Pte Ltd	Singapore	100%
Yes Solar Holding Pte Ltd.	Singapore	100%
SPI Solar New Jersey, Inc.	U.S.	100%
Calwaii Power Holding, LLC	U.S.	100%
SPI Solar, Inc.	U.S.	100%
Solar Juice Pty Limited	Australia	80%
SPI Solar Japan G.K.(2)	Japan	97%
Solar Hub Utilities, LLC	US	100%
JP Energy Partners, LP	US	100%
Solar Power Inc. UK Services Limited	U.K.	100%
Emotion Energy Solar One Limited	U.K.	100%
Cairnhill Solarfield Limited	U.K.	100%
Sinsin Renewable Investment Limited (Malta)(3)	Greece	100%

_____________________

Notes:

(1)	SPI Renewable Energy (Luxembourg) Private Limited Company S.a.r.l. holds two solar power project entities in Italy and two operation entities in Germany. One of its entities in Germany filed insolvency in September 2017.

(2)	SPI Solar Japan G.K. holds four solar power project entities in Japan.

(3)	Sinsin Renewable Investment Limited (Malta) holds four solar power project entities in Greece, which has been deconsolidated in the year of 2017 due to loss of control.

D.	Property, Plant and Equipment

Our global corporate headquarters are located in Hong Kong SAR, China, which occupies approximately 190 square meters and is under a two-year lease that expires on December 31 2019. We have leased office premises of an aggregate of approximately 200 square meters in Suzhou, Jiangsu Province. We occupy approximately 3,300 square feet of office space in Santa Clara, California, for legal and business development, under a lease that expires in June 30 2021. We occupy approximately 114 square meters of office space in Athens, the headquarters of the four Greek SPVs, under a monthly lease that expires on May, 2019. We occupy approximately 350 square feet of office space in London for operations and business development under a lease which renews every six months. We lease approximately 2,155 square meters of office space and warehouse space in Wetherill Park, Sydney, which expires on July 31, 2021.

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

Our liquidity position deteriorated since 2015. In 2015, we raised $65.0 million by issuing shares of SPI’s common stock and $20.0 million by issuing convertible notes, in reliance on Regulation S, to non-U.S. investors. In 2016, we have had various private placements to raise additional capital. See “Item 4. Information on the Company— A. History and Development of the Company.” Our loss from operations increased significantly from $185.1 million in 2015 to $220.7 million in 2016, and kept suffering from loss of $91.0 million in 2017. We also had an accumulated deficit of $557.8 million and a working capital deficit of $255.0 million as of December 31, 2017. For a detailed discussion, please see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Resources and Material Known Facts on Liquidity.”

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

Many markets in the PV industry continue to be affected by government subsidies and economic incentives. A number of countries have introduced highly favorable FIT price support regimes. For example, Japan, which has a high demand for power and low domestic fossil fuel reserves, faces relatively high energy costs. As a result, the Japanese government has introduced an attractive FIT price support regime to encourage the development of solar parks. In 2016, the United Kingdom reduced its FIT for all technologies by 65% at the national level. In Asia, several countries reduced their FIT rates. For example, China reduced its solar FIT by 13-19% in 2017. Japan reduced its solar FIT by 12.5% for 2017 and aims for cuts of 10% or more in the next two years. While governments generally ratchet down PV subsidies over time to reflect anticipated declines in the system costs of solar parks, the ratchet down schedules often underestimate our actual realized decrease in costs thus their effect on our margins is manageable. To foster our growth, we have shifted our focus away from countries with less favorable subsidy regimes and towards countries with more favorable subsidy regimes.

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

Selected Statement of Operations Items

Revenue

We derived substantially all of our revenue from provision of EPC services in 2015 and from our sales of PV solar systems, our provision of EPC services and our Australian subsidiary, Solar Juice’s trading of PV solar components in 2016. The revenue in 2017 was mainly derived from Solar Juice’s trading of PV solar components.

The following table sets forth a breakdown of our revenue by category of activities for the periods indicated:

	For the year ended December 31,
	2015		2016		2017
	($ in thousands except percentage)
Sales of PV solar systems	77,438	40.6%	14,914	10.6%	6,042	4.7%
EPC revenue	48,014	25.2%	13,493	9.6%	–	–
Sales of PV solar components	41,623	21.8%	90,108	64.3%	113,930	89.4%
Electricity revenue with PPAs	16,226	8.5%	16,022	11.4%	5,875	4.6%
Pre-development project sales	4,545	2.4%	–	–	–	–
Financial service revenue	1,486	0.8%	4,387	3.2%	695	0.5%
Others	1,178	0.7%	1,275	0.9%	923	0.8%
Total	190,510	100.0%	140,199	100.0%	127,465	100.0%

Cost of Goods Sold

Our cost of goods sold consist primarily of raw materials and labor cost. In the years ended December 31, 2015, 2016 and 2017, we had cost of goods sold of $182.4 million, $121.3 million and $117.7 million, respectively.

Operating Expenses

In the years ended December 31, 2015, 2016 and 2017, our operating expenses consisted of (1) general and administrative expenses, (2) sales, marketing and customer service expenses, (3) impairment charges and (4) engineering, design and product management expenses.

General and administrative expenses. Our general and administrative expenses consist primarily of salaries and stock based compensation expense, rental and office supplies expenses. In the years ended December 31, 2015, 2016 and 2017, our general and administrative expenses were $76.7 million, $34.3 million and $22.4 million, respectively.

Sales, marketing and customer service expenses. Our sales, marketing and customer service expenses consist primarily of advertising expense, business development expense and salaries. In the years ended December 31, 2015, 2016 and 2017, our sales, marketing and customer service expenses were $39.4 million, $29.2 million and $7.7 million, respectively.

Provision for doubtful accounts, notes and other receivables. In the years ended December 31, 2015, 2016 and 2017, our provision for doubtful accounts and notes were negative $45.3 million, $30.5 million and $9.0 million, respectively.

Impairment charges. Our impairment charges consist of impairment charges for project assets, goodwill and intangible assets, finance lease receivable, property, plant and equipment and etc. In the years ended December 31, 2015, 2016 and 2017, our impairment charges were, $10.9 million, $125.0 million and $32.0 million, respectively.

Other Income (Expense)

In the years ended December 31, 2015, 2016 and 2017, our other income (expense) includes interest expense, interest income, gain on extinguishment of convertible bonds, change in fair value of derivative asset/liability, loss on investment in affiliates, net foreign exchange gain and others.

Interest expense. Our interest expense arises from borrowings. In the years ended December 31, 2015, 2016 and 2017, our interest expense was $9.3 million, $9.0 million and $18.4 million, respectively.

Interest income. Our interest income arises from cash deposited in banks. In the years ended December 31, 2015, 2016 and 2017, our interest income was $2.2 million, $1.2 million and $0.5 million, respectively.

Gain on extinguishment of convertible bonds. We recorded a gain on extinguishment of convertible bonds of $7.1 million in 2017, due to the extension of a convertible bond agreement that we entered into with Union Sky Holdings Group Limited.

Change in fair value of derivative asset/liability. We recorded a $15.7 million decrease in fair value of derivative assets in 2015 and a $2.3 million decrease in fair value of derivative assets in 2016, primarily related to the fair value change of convertible preferred stock and warrants related to our investment in ENS.

Tax penalty. We recorded a $9.7 million tax penalty in 2017 for late filing of Federal and State income tax returns for the years ended December 31, 2016.

Loss on investment in affiliates. We recorded a loss on investment in affiliates of $2.5 million in 2015, which arose from our investment in ENS. We recorded a loss on investment in affiliates of $10.6 million in 2016, which arose from our investment in ENS and Dingding Yiwei. See “—Comparison of the year ended December 31, 2016 to the year ended December 31, 2015.” We recorded a loss on investment in affiliates of $2.5 million which mainly arose from further impairment on our investment in ENS in 2017.

Other gains or expenses. We had other gains of $5.0 million in 2015, primarily related to foreign exchange gains from the depreciation of RMB against the U.S. dollar, as we had net liability in RMB. We have other loss of $6.3 million in 2017 which primarily caused by the foreign exchange loss from appreciation of EUR against the U.S. dollar.

Income Tax

The following table sets forth our loss before income taxes attributable to the relevant geographic locations for the periods indicated:

	For the year ended December 31,
	2015	2016	2017
	($ in thousands)
United States	(75,336)	(102,483)	(24,757)
Foreign	(109,071)	(118,149)	(66,051)
Total	(184,407)	(220,632)	(90,808)

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

On December 22, 2017, the U.S. enacted the Tax Cuts and Jobs Act (“TCJA” or the “Act”) (which is commonly referred to as “U.S. tax reform”). Among other provisions, the Act reduces the top U.S. federal corporate tax rate from 35% to 21%, requires companies to pay a one-time transition tax on earnings of certain foreign subsidiaries that were previously tax deferred, changes the rules related to uses and limitations of net operating loss carryforwards created in tax years beginning after December 31, 2017, and creates new taxes on certain foreign sourced earnings. The Company has reflected the changes resulting from the Act in the financial statements for the period of enactment, the year ended December 31, 2017. The change in corporate rate resulted in a $23.2 million decrease in the Company's gross deferred tax assets, with an offsetting decrease in valuation allowance of the same amount. The Company is not subject to a one-time repatriation tax as no aggregate foreign accumulated earnings and profits existed in the foreign subsidiaries as of December 31, 2017. The Company will account for future tax liability arising from Global Intangible Low-Taxed Income, if any, as a period cost.

Hong Kong

Our subsidiaries incorporated in Hong Kong are subject to the uniform tax rate of 16.5%. Under Hong Kong tax law, they are exempted from the Hong Kong income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on the remittance of dividends. No provision for Hong Kong tax has been made in our consolidated financial statements, as our Hong Kong subsidiary had not generated any assessable income for the years ended December 31, 2015, 2016 and 2017.

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

Revenue Recognition

Product Sales —Revenue on product sales is recognized when there is persuasive evidence of an arrangement, title and risk of ownership have passed (generally upon delivery), the price to the buyer is fixed or determinable and collectability is reasonably assured. We make determination of our customer’s credit worthiness at the time it accepts their initial order. For cable, wire and mechanical assembly sales, there are no formal customer acceptance requirements or further obligations related to our assembly services once we ship its products. Costs to ship products to customers are included in cost of sales in the consolidated statement of operations. Customers do not have a general right of return on products shipped therefore we makes no provisions for returns.

Construction Contracts —Revenue on photovoltaic system construction contracts is generally recognized using the percentage-of-completion method of accounting, unless we cannot make reasonably dependable estimates of the costs to complete the contract or the contact value is not fixed, in which case we would use the completed contract method. Under the percentage-of-completion method, we measure the cost incurred on each project at the end of each reporting period and compares the result against the estimated total costs at completion. The costs incurred for construction contract mainly include the purchase costs of direct materials and solar modules, which are included in assessing percentage-of-completion when they have been permanently placed or affixed to the solar power system as required by engineering designs. The percentage of cost incurred determines the amount of revenue to be recognized. Payment terms are generally defined by the contract and as a result may not match the timing of the costs incurred by us and the earnings accrued thereon. Such differences are recorded as costs and estimated earnings in excess of billings on uncompleted contracts (an asset account) or billings in excess of costs and estimated earnings on uncompleted contracts (a liability account). For the years ended December 31, 2017, 2016 and 2015, nil, $2.4 million and $2.2 million of progress payments have been netted against unbilled receivable disclosed in the account costs and estimated earnings in excess of billings on uncompleted contracts.

The percentage-of-completion method requires the use of various estimates, including, among others, the extent of progress towards completion, contract revenues and contract completion costs. Contract revenues and contract costs to be recognized are dependent on the accuracy of estimates, including direct material and labor costs and those indirect costs related to contract performance, such as indirect labor, supplies, tools, repairs, and depreciation costs. We have a history of making reasonable estimates of the extent of progress towards completion, contract revenues and contract completion costs. However, due to uncertainties inherent in the estimation process, it is possible that actual contract revenues and completion costs may vary from estimates. Under the completed-contract method, contract costs are recorded to a deferred project costs account and cash received are recorded to a liability account during the periods of construction. All revenues, costs, and profits are recognized in operations upon completion of the contract. A contract is considered complete and revenue recognized when all costs except insignificant items have been incurred and final acceptance has been received from the customer and receivables are deemed to be collectible. Provisions for estimated losses on uncompleted contracts, if any, are recognized in the period in which the loss first becomes probable and reasonably estimable. For each of the years ended December 31, 2017, 2016 and 2015, no estimated losses on uncompleted contracts have been recorded.

Sales of Project Assets —We recognize the revenue for project assets sales with the concurrent sale or the concurrent lease of the underlying land, whether explicit or implicit in the transaction, in accordance with ASC 360-20, Real Estate Sales. For these transactions, we have determined that the project asset sale represents the sale of real estate and is therefore subject to the revenue recognition guidance applicable to real estate. A PV solar system is determined to be integral equipment when the cost to remove the equipment from its existing location, ship and reinstall at a new site, including any diminution in fair value, exceeds ten percent of the fair value of the equipment at the time of original installation. Generally, we recognize revenue and profit using the full accrual method once the sale is consummated, the buyer’s initial and continuing investments are adequate to demonstrate its commitment to pay, the receivable from buyer is not subject to any future subordination, and we have transferred the usual risk and rewards of ownership to the buyer and does not have a substantial continuing involvement with the project assets.

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

Finance Services Revenue —We record financial services revenue associated with finance leases. We record a finance lease receivable and de-recognizes the leased equipment at lease inception. The finance lease receivable is recorded at the aggregate future minimum lease payments, estimated unguaranteed residual value of the leased equipment less unearned income. Residual values, which are reviewed periodically, represent the estimated amount we expect to receive at lease termination from the disposition of the leased equipment. Actual residual values realized could differ from these estimates. The unearned income is recognized in Net sales-financial service revenue in the consolidated statements of operations over the lease term, in a manner that produces a constant rate of return on the lease.

The lease receivables expected to be received within one year after the balance sheet date is classified as current finance lease receivable and the lease receivable expected to be received over one year after the balance sheet date is classified as noncurrent finance lease receivable.

We raised funds from individual investors through the on-line platform of Meijv (and Solar Energy prior to March 2016) to purchase solar related products for leasing to third party project developer. Although a tri-party lease agreement is signed among the individual investors, we and the third party developer with individual investors as legal lessor and the third party developers as legal lessee, we are considered as the accounting lessor in substance because 1) the lease terms, rate of return on the investment funds from individual investors, the initial purchase price and the lease rental of the solar related products payable by the PV developers and the purchase contract of the solar related products entered with manufacturer are negotiated and concluded by us without any involvement by the individual investors; and 2) although we do not grant redemption right or guarantee repayment in respect of funds provided by individual investors and the return they are entitled to, we are expected to repay the funds and return under industry practice in the PRC. Accordingly, the individual investors do not take credit risk in respect of any default payment by the lessee nor risk of claim on the leased assets; 3) we are subject to the credit risk as a principal of the lease transaction and exposes to the reputational and business risk to return the funds to the individual investors and assume the title of the leased asset after the lock-up period. In substance, the individual investors provided funds (as lender) to finance we (as borrower) for its purchases of the Underlying PV Products for leasing to third party in return for a fixed return. In this regard, lease accounting is adopted with Group as accounting lessor and the third-party developer as accounting lessee under finance lease in our consolidated financial statements upon the inception of the leases.

Since 2017, the third party developers defaulted the payment which indicated that the collectability is not reasonably assured. Accordingly, we recognized financial service revenue only when received cash payment from lessees. We recognized interest earned on finance leases, for finance lease as “Net sales-financial service revenue” in the amount of $0.7 million, $4.4 million and $1.5 million in 2017, 2016 and 2015, respectively.

In connection with the launch of the above financing and leasing products, we issued coupons to certain third-party vendors with total face value of nil, $2.0 million and $10.9 million for the years ended December 31, 2017, 2016 and 2015. These coupons are freely transferrable between holders but could not be redeemed in cash. Each coupon has an expiry date for redemption. Prior to the expiry date, when the holders subscribe the on-line products through the on-line platform, the holders could redeem the coupons such that the original purchase price to be paid for the on-line products would be reduced by the face value of the coupons.

For the years ended December 31, 2017, 2016 and 2015, coupons totaling nil, $2.0 million and $10.9 million were recorded as settlement of those third-party vendors’ trade payable balance and were reclassified as other current liabilities when the coupons are received by vendors on the above basis. As of December 31, 2017 and 2016, all coupons issued to these counterparties had been expired or redeemed.

In order to promote the above on-line products on the platform, we offered, from time to time, discount from 5% to 20% on the unit value for investment units subscribed by individual investors. The discount offered for on-line products subscribed by individual investors is amortized as interest expense using the effective interest rate method through the end of the lock-up period or maturity date, which is the earliest date that we could be required to repay the unit value in respect of the investment made by individual investors. As of December 31, 2017 and 2016, the unamortized discount balances of total discount offered were nil and $0.5 million, respectively. For the years ended December 31, 2017, 2016 and 2015, discount balances of $1.0 million, $1.2 million and $3.2 million have been amortized as interest expenses respectively.

Services Revenue Under Power Purchase Agreements —We derive services revenues from PV solar systems held for own use through the sale of energy to grid operators pursuant to terms set forth in power purchase agreements or local government regulations (“PPAs”). We have determined that none of the PPAs contains a lease since (i) the purchaser does not have the rights to operate the project assets, (ii) the purchaser does not have the rights to control physical access to the project assets, and (iii) the price that the purchaser pays is at a fixed price per unit of output. Revenue is recognized based upon the output of electricity delivered multiplied by the rates specified in the PPAs, assuming all other revenue recognition criteria are met.

Operation and maintenance service revenue —Operation and maintenance revenue is billed and recognized as services are performed. Costs of these revenues are expensed in the period they are incurred.

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

Impairment of Long-lived Assets

Our long-lived assets include property, plant and equipment, project assets and other intangible assets with finite lives. We evaluate long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group be tested for possible impairment, we first compare undiscounted cash flows expected to be generated by that asset or asset group to its carrying amount. If the carrying amount of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying amount exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary. Any impairment write-downs would be treated as permanent reductions in the carrying amounts of the assets and a charge to operations would be recognized. Impairment losses on project assets of $4.0 million, $13.8 million and $10.9 million was recognized for the years ended December 31, 2017, 2016 and 2015, respectively. Impairment loss on property, plant and equipment of $3.8 million, $12.6 million and nil was recognized for the years ended December 31, 2017, 2016 and 2015, respectively. Impairment loss on intangible assets of $0.2 million, $1.2 million and nil was recognized for the years ended December 31, 2017, 2016 and 2015, respectively.

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

For project assets held for development and sale, we consider a project commercially viable if it is anticipated to be sold for a profit once it is either fully developed or fully constructed. We also consider a partially developed or partially constructed project commercially viable if the anticipated selling price is higher than the carrying value of the related project assets plus the estimated cost to completion. We consider a number of factors, including changes in environmental, ecological, permitting, market pricing or regulatory conditions that affect the project. Such changes may cause the cost of the project to increase or the selling price of the project to decrease. We record an impairment loss of the project asset to the extent the carrying value exceed its estimated recoverable amount. The recoverable amount is estimated based on the anticipated sales proceeds reduced by estimated cost to complete such sales. In 2017, 2016 and 2015, we recorded impairment loss of $0.6 million, $5.1 million and $5.9 million, respectively, for certain project assets held for development and sale.

In addition to PV solar power systems that are developed for sale or held for our own use, we also invested in several PV solar power projects under engineering, procurement and construction (“EPC”) contracts with third party project owners during the years ended December 31, 2016, 2015 and 2014. In respect of these EPC contracts, there was mutual understanding between us and the respective project owners upon the execution of the EPC contracts that the title and ownership of the PV solar power systems would transfer to us upon the completion of construction. Management determined that the substance of the arrangements is for us to construct the PV solar power systems under the legal title of the project owners with the title and ownership of the systems transferred to us upon the construction completion, at which time such title transfer is permitted under local laws. The project assets under construction were pledged to us before title transfer. Like normal project assets, classification in consolidated statement of cash flow as investing activities or operating activities for these project assets are based on the intention for own use or sale. Based on our intention to hold for own use, the projects costs incurred for these EPC contracts are presented as investing activities in the consolidated statement of cash flows. We recorded impairment loss for such project assets of $3.4 million, $8.7 million and $10.9 million for the years ended December 31, 2017, 2016 and 2015, respectively.

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

The Company recognizes in the consolidated financial statements the impact of a tax position, if that position is more likely than not of being sustained upon examination, based on the technical merits of the position. In evaluating whether a tax position has met the more-likely-than-not recognition threshold, management presumes that the position will be examined by the appropriate taxing authority that has full knowledge of all relevant information. In addition, a tax position that meets the more-likely-than-not recognition threshold is measured to determine the amount of benefit to be recognized in the financial statements. The tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon settlement. Our tax liability associated with unrecognized tax benefits is adjusted periodically due to changing circumstances, such as the progress of the tax audits, case law developments and new or emerging legislation. Such adjustments are recognized entirely in the period in which they are identified.  We record interest and penalties related to an uncertain tax position, if and when required, as part of income tax expense in the consolidated statements of operations. No reserve for uncertainty tax position was recorded by us for the years ended December 31, 2017, 2016 and 2015.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”), issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers, which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. ASU 2014-09 will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective. This ASU was originally effective for fiscal years and interim periods beginning after December 15, 2016. In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers (“ASU 2015-14”), which amends ASU 2014-09 and defers its effective date to fiscal years and interim reporting periods beginning after December 15, 2017. ASU 2015-14 permits earlier application only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. The standard allows for either a full retrospective or modified retrospective transition method. In March and April 2016, the FASB issued the following amendments to clarify the implementation guidance: ASU No. 2016-08, Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net) and ASU No. 2016-10 Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing. In September 2017, the FASB issued ASU No. 2017-13, Revenue Recognition (Topic 605), Revenue from Contracts with Customers (Topic 606), Leases (Topic 840), and Leases (Topic 842) adds SEC paragraphs pursuant to an SEC Staff Announcement made at the July 20, 2017 EITF Meeting, which addresses Transition Related to Accounting Standards Updates No. 2014-09, Revenue from Contracts with Customers (Topic 606), and No. 2016-02, Leases (Topic 842). We are currently evaluating the impact of adopting ASU 2016-02 and ASU 2018-11 on the consolidated financial statements.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). Under the new guidance, lessees will be required to recognize the following for all leases (with the exception of short-term leases) at the commencement date: (1) a lease liability, which is a lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis; and (2) a right-of-use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term. Under the new guidance, lessor accounting is largely unchanged. Certain targeted improvements were made to align, where necessary, lessor accounting with the lessee accounting model and Topic 606, Revenue from Contracts with Customers. The new lease guidance simplified the accounting for sale and leaseback transactions primarily because lessees must recognize lease assets and lease liabilities. Lessees (for capital and operating leases) and lessors (for sales-type, direct financing, and operating leases) must apply a modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements. The modified retrospective approach would not require any transition accounting for leases that expired before the earliest comparative period presented. Lessees and lessors may not apply a full retrospective transition approach. ASU 2016-02 is effective for public companies for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years, with early adoption permitted. In July 2018, the FASB issued Accounting Standards Update (ASU) 2018-11, Lease (Topic 842) Targeted Improvements. The amendments in this Update provide entities with an additional (and optional) transition method to adopt the new leases standard and provide lessors with a practical expedient, by class of underlying asset, to not separate nonlease components from the associated lease component and, instead, to account for those components as a single component if the nonlease components otherwise would be accounted for under the new revenue guidance (Topic 606). We are currently evaluating the impact of adopting ASU 2016-02 and ASU 2018-11 on the consolidated financial statements.

In June 2016, the FASB issued ASU 2016-13, “Financial Instruments - Credit Losses (Topic 326).” The amendments in this ASU replace the “incurred loss” methodology for recognizing credit losses with a methodology that reflects expected credit losses and requires consideration of a broader range of information including past events, current conditions and reasonable and supportable forecasts that affect the collectability of reported amounts of financial assets that are not accounted for at fair value through net income, such as loans, certain debt securities, trade receivables, net investment in leases, off-balance sheet credit exposures and reinsurance receivables. Under the current GAAP incurred loss methodology, recognition of the full amount of credit losses is generally delayed until the loss is probable of incurring. Current GAAP restricts the ability to record credit losses that are expected, but do not yet meet the probability threshold. ASU 2016-13 becomes effective for public companies for fiscal years beginning after December 15, 2019. In November 2018, the FASB issued ASU 2018-19, “Codification Improvement to Topic 326, Financial Instruments-Credit Losses”. We are evaluating the impact that ASU 2016-13 will have on its consolidated financial statements and related disclosures.

In August 2016, the FASB issued ASU 2016-15, “Classification of Certain Cash Receipts and Cash Payments (Topic 230).” The new guidance is intended to reduce diversity in how certain transactions are classified in the consolidated statement of cash flows. ASU 2016-15 will be effective for public companies for fiscal years beginning after December 15, 2017. The adoption of this guidance is not expected to have a material impact on the consolidated financial condition, results of operations or cash flows.

In October 2016, the FASB issued ASU 2016-16, “Income Taxes (Topic 740), Intra-Entity Transfers of Assets Other Than Inventory.” ASU 2016-16 requires entities to recognize the income tax consequences of an intra-entity transfer of an asset other than inventory when the transfer occurs. Current GAAP prohibits the recognition of current and deferred income taxes for an intra-entity asset transfer until the asset has been sold to an outside party. ASU 2016-16 will be effective for public companies for fiscal years beginning after December 15, 2017. The adoption of this guidance is not expected to have a material impact on the consolidated financial condition, results of operations or cash flows.

In November 2016, the FASB issued ASU No. 2016-18, “Statement of Cash Flows (Topic 230): Restricted Cash”. The guidance requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The standard is effective for fiscal years beginning after December 15, 2017, and interim period within those fiscal years. Early adoption is permitted, including adoption in an interim period. The standard should be applied using a retrospective transition method to each period presented. The adoption of this guidance is not expected to have a material impact on the consolidated financial condition, results of operations or cash flows.

In January 2017, the FASB issued ASU 2017-04, “Goodwill and Other (Topic 350) — Simplifying the Test for Goodwill Impairment.” ASU 2017-04 simplifies the subsequent measurement of goodwill by eliminating Step 2 of the goodwill impairment test. In computing the implied fair value of goodwill under Step 2, an entity had to perform procedures to determine the fair value at the impairment testing date of its assets and liabilities (including unrecognized assets and liabilities) following the procedure that would be required in determining the fair value of assets acquired and liabilities assumed in a business combination. As a result of ASU 2017-04, an entity should perform its goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount and then recognize an impairment charge, as necessary, for the amount by which the carrying amount exceeds the reporting unit’s fair value, not to exceed the total amount of goodwill allocated to that reporting unit. ASU 2017-04 is effective for fiscal years and interim periods within those years beginning after December 15, 2019, and early adoption is permitted for interim or annual goodwill impairment tests performed after January 1, 2017. The adoption of this guidance is not expected to have a material impact on the consolidated financial condition, results of operations or cash flows.

In February 2018, the FASB issued guidance to address the income tax accounting treatment of the tax effects within other comprehensive income due to the enactment of the Tax Cuts and Jobs Act (the “Tax Act”). This guidance allows entities to elect to reclassify the tax effects of the change in the income tax rates from other comprehensive income to retained earnings. The guidance is effective for periods beginning after December 15, 2018 although early adoption is permitted. In March 2018, the FASB issued ASU No. 2018-05, Income Tax (Topic 740) - Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 118. This update adds SEC paragraphs pursuant to the SEC Staff Accounting Bulletin No. 118, which expresses the view of the staff regarding application of Topic 740, Income Taxes, in the reporting period that includes December 22, 2017 - the date on which the Tax Act was signed into law. We are currently evaluating the impact of this guidance on its consolidated financial statements.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the consolidated financial position, statements of operations and cash flows.

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

The following summary outlines the major acquisitions we completed, or for which have entered into definitive agreements since 2015:

Solar Projects

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

In May 2016, we begun construction of a solar power system covering the roof of Golden 1 Center, the new home of the Sacramento Kings in downtown Sacramento, California, the project totaling 700 kW was completed and sold to AES Distributed Energy, Inc.

In July 2016, our wholly owned Japanese subsidiary, SPI Solar Japan G.K. completed the 2.4MW Nishiura power plant in Japan’s Ibaraki Prefecture, which was connected to the grid.

In March 2017, our wholly owned subsidiary, SPI Solar Japan GK entered into a definitive agreement to sell all of its interest in the land and project development rights in its two solar PV projects with total capacity of 4.4 MW in Shibayama city, Chiba. SPI Japan will also provide engineering, procurement and construction service to complete the projects. The solar plants are located approximately 50 kilometres east of Tokyo in Chiba and each with capacity of 2.2 MW and with an estimated total capacity of 5,200,000 kWh annually. As of the date of this report, one project has completed connection and the closing condition of another project has not met.

In May 2017, our wholly owned subsidiary, SPI China (HK) Limited, entered into an agreement to sell all of its interest in Todderstaffe Solar Limited, one of the solar PV system in UK, to Capital Stage AG. The Todderstaffe project has a capacity of 4.4MW.

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

The closing of the transaction will take place in three separate stages (one for each company under acquisition). The acquisition of HELIOSTIXIO S.A. has been closed in December 2017. The Company expects to complete the entire acquisition by March 2019. With 7.4MWp PV installations added to SPI Energy’s existing PV portfolio in Greece, the Company will become one of the significant PV owners in Greece.

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

The Company also entered into a supply agreement with ENS pursuant to which ENS will sell and the Company will purchase certain products offered by ENS from time to time, including energy storage systems for solar projects (the “Supply Agreement”). Convertibility of the Convertible Preferred Stock is dependent upon the Company making purchases of and payments for energy storage systems under the Supply Agreement as follows: the first one-fourth (the “Series C-1 Preferred Stock”) of the Convertible Preferred Stock only become convertible upon the receipt of final payment for 5 megawatts (“MW”) that are purchased by the Company in accordance with the Supply Agreement; the second one-fourth (the “Series C-2 Preferred Stock”) only become convertible upon the receipt of final payment for an aggregate of 15 MW worth of the Supply Agreement; the third one-fourth (the “Series C-3 Preferred Stock”) only become convertible upon the receipt of final payment for an aggregate of 25 MW worth of the Supply Agreement; and the last one fourth (the “Series C-4 Preferred Stock”) only become convertible upon the receipt of final payment for an aggregate of 40 MW worth of the Supply Agreement. If the Company complies with the provisions of the Supply Agreement, it will make sufficient purchases for each tranche of the Convertible Preferred Stock to vest and become convertible over the next four years. However, the Convertible Preferred Stock will become convertible at any time when the relevant payments are received by ENS for the specified purchases, even if the payments are made later or earlier than the schedule set out in the Supply Agreement. Up to December 31, 2017, no purchase of products had been made by the Company under the Supply Agreement.

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

The Warrant vests and becomes exercisable once we purchase and pay for 40 MW of the Supply Agreement, and will not vest or become exercisable if those purchases and payments do not occur before the termination of the Warrant, which will occur, whether the Warrant has vested or not, on July 13, 2019. Prior to exercise, the Warrant provides the Company with no voting rights. The Warrant may not be partially exercised. As the closing price of ENS’s common stock at December 31, 2017 and 2016 was below the exercise price of the Warrant, the Warrant was out-of-the-money at that date.

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

We account for the investment in the Purchased Common Stock under the equity method with balances recorded under Investment in an affiliate on the consolidated balance sheet. The Company includes its proportionate share of net earnings or loss attributable to common stockholders under loss on investment in an affiliate in the consolidated statements of operations. We record the investment in the Convertible Preferred Stock at cost less provision for permanent decline in value under Investment in an affiliate on the consolidated balance sheet. The cost of the Warrant was initially recorded at its fair value of $16.9 million. The total consideration of $33.4 million less the fair value of warrants as of July 13, 2015 was allocated, based on relative fair value, between the investments in the Purchased Common Stock and in the Convertible Preferred Stock, which were initially recorded at $3.2 million and $13.2 million, respectively. The decrease in fair value of $2.3 million and $14.6 million of the Warrant was recorded under other income (expenses) - Change in fair value of derivative asset/liability in the consolidated statements of operations for the years ended December 31, 2016 and 2015, respectively.

On August 30, 2016, the Company and Melodious Investments Company Limited (the “Melodious” or the “Purchaser”), a British Virgin Islands company wholly owned by Melodious International Investments Group Limited, entered into a definitive agreement (“Share Purchase Agreement “) to sell certain of its shares of ENS. Pursuant to the Share Purchase Agreement, the Company agrees to sell 8,000,000 shares of the common stock, 7,012 shares of the C-1 convertible preferred stock and 4,341 shares of the C-2 convertible preferred stock of ENS for an aggregate purchase price of $17 million (the “Share Transfer”). The Share Transfer is subject to customary closing conditions. On December 22, 2016, all closing conditions were met and the Company received cash consideration of $8.5 million as of December 31, 2016. Consideration of $5.4 million and $3.1 million was allocated, based on the fair value, between the investments in the Common Stock and investments in the Convertible Preferred Stock, respectively. Under the same agreement, the Company agreed that in the event any of the C-1 convertible preferred stock or C-2 convertible preferred stock subject to the Share Transfer is not converted into common stock of ENS within six months following the closing date, the purchaser shall (i) be released from the obligations to pay the unpaid portion of the consideration and (ii) have the right to request the Company to repurchase such C-1 preferred stock and C-2 preferred stock at a price of $1,018.25 per share of preferred stock, plus an uncompounded 10% annual interest of the total purchase price of $11.6 million. The amount of the repurchase price shall be deducted with the amount of the unpaid portion of the purchase price. As the Company does not expect to purchase and make payments for energy storage systems under the Supply Agreement within six months following the closing date, which is October 25, 2016, C-1 preferred stock or C-2 preferred stock would not be converted into common stock. Thus, due to the redemption term, the Company did not derecognize the investment in convertible preferred stock and recorded the proceeds of $3.1 million as borrowing as of December 31, 2016 (see Note 15 - Short term borrowings and long-term borrowings). On April 26, 2017, the Purchaser requested the Company to repurchase the C-1 preferred stock and C-2 preferred stock at the price of $11.6 million plus an uncompounded 10% annual interest. Since the Purchaser had not paid the rest of $8.5 million consideration, the aggregate repurchase price was $3.1 million plus an uncompounded 10% annual interest. In July, 2017, the Company paid $3.2 million to the Purchaser and the redemption term was released after the Purchaser delivered to the Company the preferred stocks.

As at December 31, 2017 and 2016, the carrying amounts of investments in Purchased Common Stock were nil and $nil, respectively. As at December 31, 2017 and 2016, the carrying amount of Convertible Preferred Stock was nil and $2.2 million respectively. During the year ended December 31, 2015, provision for decline in value of $1.1 million, which is considered to be other-than-temporary, was recorded under loss on investment in affiliates in the consolidated statement of operations. During the year ended December 31, 2016, the Company recorded provision for decline in value $9.9 million for the investment in Convertible Preferred Stock under loss on investment in affiliates in the consolidated statement of operations. During the year ended December 31, 2017, the Company recorded provision of $2.2 million for the investment in Convertible Preferred Stock under loss on investment in affiliates in the consolidated statement of operations.

Acquisition of Dingding Yiwei

On September 1, 2015, we agreed to acquire 60% equity interests in Beijing Dingding Yiwei New Energy Technology Development Co., Ltd. (“Dingding Yiwei”), a company established in the PRC, at a cash consideration of $4.3 million, subject to certain closing conditions set forth in the share purchase agreement entered between us and the shareholders of Dingding Yiwei. In January 2016, we settled the consideration of in cash and completed the registration as the shareholder with 60% equity interest in Dingding Yiwei. Dingding Yiwei engaged in the car rental business through its on-line platform in China.

After the completion of registration as shareholder of Dingding Yiwei, we were precluded by the former controlling shareholders and management of Dingding Yiwei to exercise any control over the operating and financial policies of Dingding Yiwei. Also, we were precluded from accessing any business or financial related information of Dingding Yiwei. We filed a lawsuit in 2017 against Dingding Yiwei and its shareholders to regain control of Dingding Yiwei, and the lawsuit was still on the proceeding as of the issuance of the financial statement. As at December 31, 2017 and 2016, the investment in Dingding Yiwei had been recognized at cost less provision for decline in value under investment in affiliates on the consolidated balance sheet as we were unable to control or obtain any financial or non-financial information of Dingding Yiwei. As at December 31, 2017 and 2016, full provision for decline in value of investment in Dingding Yiwei of $4.3 million, which is considered to be other-than-temporary, was recorded under loss on investment in affiliates in the consolidated statement of operations.

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

	For the year ended December 31,
	2015		2016		2017
	($ in thousands except percentage)
Net sales:
Net sales	190,510	100.0%	140,199	100.0%	127,465	100.0%
Cost of goods sold:
Cost of goods sold	176,469	92.6%	120, 910	86.2%	117,663	92.3%
Provision for losses on contracts	5,932	3.1%	403	0.3%	–	—%
Total cost of goods sold	182,401	95.7%	121,313	86.5%	117,663	92.3%
Gross profit	8,109	4.3%	18,886	13.5%	9,802	7.7%

Operating expenses:
General and administrative	76,747	40.3%	34,251	24.4%	22,385	17.6%
Sales, marketing and customer service	39,428	20.7%	29,230	20.8%	7,740	6.1%
Provision for doubtful accounts, notes and other receivables	45,328	23.8%	30,465	21.7%	9,038	7.2%
Impairment charges	10,853	5.7%	124,970	89.1%	32,021	25.1%
Total operating expenses	172,356	90.5%	218,916	156.1%	71,324	56.0%
Operating loss	(164,247)	(86.2)%	(200,030)	(142.7)%	(61,522)	(48.3)%
Other income (expense):
Interest expense	(9,275)	(4.9)%	(9,043)	(6.5)%	(18,418)	(14.4)%
Interest income	2,218	1.2%	1,163	0.8%	459	0.4%
Gain on extinguishment of convertible bonds	–	–	–	–	7,121	5.6%
Change in fair value of derivative asset/liability	(15,650)	(8.2)%	(2,328)	(1.7)%	–	—%
Tax penalty	–	–	–	–	(9,670)	(7.6)%
Loss on investment in affiliates	(2,493)	(1.3)%	(10,618)	(7.6)%	(2,496)	(2.0)%
Net foreign exchange gain	4,412	2.3%	797	0.6%	(5,843)	(4.6)%
Others	628	0.3%	(573)	(0.4)%	(439)	(0.3)%
Total other expense, net	(20,160)	(10.6)%	(20,602)	(14.7)%	(29,286)	(23.0)%
Loss before income taxes	(184,407)	(96.8)%	(220,632)	(157.4)%	(90,808)	(71.3)%
Income taxes expense	673	0.4%	336	0.2%	151	0.1%
Net loss	(185,080)	(97.1)%	(220,968)	(157.6)%	(90,959)	(71.4)%

Comparison of the year ended December 31, 2017 to the year ended December 31, 2016

Net sales —Net sales were $140.2 million and $127.5 million for the years ended December 31, 2016 and 2017, respectively, representing a decrease of $12.7 million, or 9.1%. The decrease in net sales for the year ended December 31, 2017 over the comparative period was primarily due to the decrease of EPC project revenue and PV projects sales.

Cost of goods sold —Cost of goods sold was $121.3 million (86.5% of net sales) and $117.7 million (92.3% of net sales) for the years ended December 31, 2016 and 2017, respectively, representing a decrease of $3.7 million, or 3.0%. The decrease in cost of goods sold was in line with our contraction of business operations in China for the provision of EPC services to solar projects located in China.

Gross profit —Our gross profit increased from $18.9 million in the year ended December 31, 2016 to $9.8 million in the year ended December 31, 2017. Gross margins were 13.5% and 7.7% for the years ended December 31, 2016 and 2017, respectively. The decrease in gross margin was primarily due to the decrease of finance service revenue. We terminated Solarbao related business in China since April 2017 and few finance service revenues was recognized for the year ended December 31, 2017 which had a high margin as compared with other business.

General and administrative expenses —General and administrative expenses were $34.3 million (24.4% of net sales) and $22.4 million (17.6% of net sales) for the years ended December 31, 2016 and 2017, respectively, representing a decrease of $11.9 million, or 34.6%. The decrease in our general and administrative expenses mainly consisted of salaries, depreciation and office expenses since we closed most of our offices in China in 2017.

Sales, marketing and customer service expenses —Sales, marketing and customer service expenses were $29.2 million (20.8% of net sales) and $7.7 million (6.1% of net sales) for the years ended December 31, 2016 and 2017, respectively, representing a decrease of $21.5 million, or 73.5%. The decrease in sales, marketing and customer service expenses was in line with our decrease of sales in 2017.

Provision for doubtful accounts, notes and other receivables —We recorded a provision for doubtful accounts and notes of $30.5 million in 2016, including (i) provision for doubtful recoveries of prepaid expenses and other current assets of $28.3 million based on the expected recoverable amount of these receivables.; (ii) provision for doubtful recoveries of the cost in excess of billings of $13.3 million; (iii) reversal of bad debt allowance of $14.1 million due to collection back in 2016. We recorded a provision for doubtful accounts and notes of $9.0 million in 2017, mainly includes provision for doubtful recoveries of prepaid expenses and other current assets of $5.1 million based on the expected recoverable amount of these receivables.

Impairment charges —Impairment charges were $125.0 million (89.1% of net sales) and $32.0 million (25.1% of net sales) for the years ended December 31, 2016 and 2017, respectively. The impairment charges for fiscal year 2017 includes (i) the impairment loss of $0.2 million for intangible assets; (ii) the impairment loss of $24.0 million for finance lease receivables; (iii) the impairment loss of $4.0 million for project assets; and (iv) the impairment loss of $3.8 million for property, plant and equipment.

Interest expense —Interest expense was $9.0 million (6.5% of net sales) and $18.4 million (14.4% of net sales) for the years ended December 31, 2016 and 2017 respectively, representing an increase of $9.4 million, or 103.7%. The increase in interest expense was in line with the increase of borrowings in 2017, and more interest was accrued for default borrowings.

Interest income —Interest income was $1.2 million (0.8% of net sales) and $0.5 million (0.4% of net sales) for the years ended December 31, 2016 and 2017, respectively, representing a decrease of $0.7 million, or 60.5%. The decrease in interest income was in line with the decrease in bank deposit in 2017.

Gain on extinguishment of convertible bonds —Gain on extinguishment of convertible bonds was $7.1 million for the year ended December 31, 2017. It was due to the extension of a convertible bond agreement that we entered with Union Sky Holdings Group Limited.

Change in fair value of derivative asset/liability —Our change in fair value of derivative asset/liability was $2.3 million for the year ended December 31, 2016. It was primarily due to the change in market value of the Warrant, which was issued by ENS to us in accordance with the ENS Purchase Agreement. There’s no change in fair value of derivative asset/liability for the year ended December 31, 2017.

Tax penalty—Tax penalty was nil and $9.7 million for the years ended December 31, 2016 and 2017, respectively. It mainly represents penalty for late filing of Federal and State income tax returns for the periods ended December 31, 2016.

Loss on investment in affiliates —Loss on investment in affiliates was $10.6 million and $2.5 million for the years ended December 31, 2016 and 2017, respectively. It mainly represented the investment loss on ENS under equity method.

Other gains or expenses —We generated other loss of $0.2 million (0.2% of net sales) and $6.3 million (4.9% of net sales) in the years ended December 31, 2016 and 2017, respectively. The increase in other gains or expenses was primarily due to the increase of foreign exchange gain in the amount of $5.8 million.

Income tax expense —We had a provision for income taxes of $0.3 million (0.2% of net sales) and $0.2 million (0.1% of net sales) for the years ended December 31, 2016 and 2017, respectively.

Net loss —For the foregoing reasons, we incurred a net loss of $91.0 million (71.4% of net sales) for the year ended December 31, 2017, representing an increase compared to a net loss of $221.0 million (157.6% of net sales) for the year ended December 31, 2016.

Comparison of the year ended December 31, 2016 to the year ended December 31, 2015

Net sales —Net sales were $190.5 million and $140.2 million for the years ended December 31, 2015 and 2016, respectively, representing a decrease of $50.3 million, or 26.4%. The decrease in net sales for the year ended December 31, 2016 over the comparative period was primarily due to the decrease of EPC project revenue and PV projects sales.

Cost of goods sold —Cost of goods sold was $182.4 million (95.7% of net sales) and $121.3 million (86.5% of net sales) for the years ended December 31, 2015 and 2016, respectively, representing a decrease of $61.1 million, or 33.5%. The decrease in cost of goods sold was in line with our contraction of business operations in China for the provision of EPC services to solar projects located in China.

Gross profit —Our gross profit increased from $8.1 million in the year ended December 31, 2015 to $18.9 million in the year ended December 31, 2016. Gross margins were 4.3% and 13.5% for the years ended December 31, 2015 and 2016, respectively. The increase in gross margin was primarily due to decrease revenue contribution from PV project sales, which had lower margins as compared with other business.

General and administrative expenses —General and administrative expenses were $76.7 million (40.3% of net sales) and $34.3 million (24.5% of net sales) for the years ended December 31, 2015 and 2016, respectively, representing a decrease of $42.4 million, or 55.3%. The decrease in our general and administrative expenses mainly consisted of the stock-based awards to our management, salaries and professional service fee.

Sales, marketing and customer service expenses —Sales, marketing and customer service expenses were $39.4 million (20.7% of net sales) and $29.2 million (20.8% of net sales) for the years ended December 31, 2015 and 2016, respectively, representing a decrease of $10.2 million, or 25.9%. The decrease in sales, marketing and customer service expenses was in line with our decrease of sales in 2016.

Provision for doubtful accounts, notes and other receivables —We recorded a provision for doubtful accounts, notes and other receivables of $45.3 million for the accounts receivable balance from EPC service revenue and other revenues based on the expected recoverable amount of these receivables in 2015. We recorded a provision for doubtful accounts and notes of $30.5 million in 2016, including (i) provision for doubtful recoveries of prepaid expenses and other current assets of $28.3 million based on the expected recoverable amount of these receivables.; (ii) provision for doubtful recoveries of the cost in excess of billings of $13.3 million; iii) reversal of bad debt allowance of $14.1 million due to collection back in 2016.

Impairment charges —Impairment charges were $10.9 million (5.7% of net sales) and $125.0 million (89.1% of net sales) for the years ended December 31, 2015 and 2016, respectively, including (i) the impairment loss of $65.2 million for goodwill; (ii) the impairment loss of $32.0 million for finance lease receivables; (iii) the impairment loss of $13.8 million for project assets; and (iv) the impairment loss of $12.6 million for property, plant and equipment.

Interest expense —Interest expense was $9.3 million (4.9% of net sales) and $9.0 million (6.5% of net sales), for the years ended December 31, 2015 and 2016 respectively, representing a decrease of $0.3 million, or 3.2%. The decrease in interest expense was in line with the decrease of borrowings in 2016.

Interest income —Interest income was $2.2 million (1.2% of net sales) and $1.2 million (0.8% of net sales) for the years ended December 31, 2015 and 2016, respectively, representing a decrease of $1.0 million, or 45.5%. The decrease in interest income was in line with the decrease in bank deposit in 2016.

Loss on extinguishment of convertible bonds —No such transaction occurred in 2015 and 2016.

Change in fair value of derivative asset/liability —Our change in fair value of derivative asset/liability was $15.7 million and $2.3 million for the years ended December 31, 2015 and 2016, respectively. The increase in change in fair value of derivative asset/liability was primarily due to the change in market value of the Warrant, which was issued by ENS to us in accordance with the ENS Purchase Agreement.

Loss on investment in affiliates —Loss on investment in affiliates was $2.5 million and $10.6 million for the years ended December 31, 2015 and 2016, respectively. It mainly represented the investment loss on ENS under equity method.

Other gains or expenses —We generated other gains of $5.0 million (2.6% of net sales) and other loss of $0.2 million (0.2% of net sales) in the years ended December 31, 2015 and 2016, respectively. The decrease in other gains or expenses was primarily due to the decrease of foreign exchange gain in the amount of $3.6 million.

Income tax expense —We had a provision for income taxes of $0.7 million (0.4% of net sales) and $0.3 million (0.2% of net sales) for the years ended December 31, 2015 and 2016, respectively.

Net loss —For the foregoing reasons, we incurred a net loss of $221.0 million (157.6% of net sales) for the year ended December 31, 2016, representing an increase compared to a net loss of $185.1 million (97.2% of net sales) for the year ended December 31, 2015.

B.	Liquidity and Capital Resources

Liquidity

A summary of the sources and uses of cash and cash equivalents is as follows:

	For the year ended December 31,
	2015	2016	2017
	($ in thousands)
Net cash used in operating activities	(155,518)	(47,030)	(3,634)
Net cash used in investing activities	(52,008)	(13,117)	(3,286)
Net cash provided by (used in) financing activities	133,136	(17,819)	5,796
Effect of exchange rate changes on cash	(26)	20	(477)
Net decrease in cash and cash equivalents	(74,416)	(77,946)	(1,601)

As of December 31, 2015, 2016 and 2017, we had $82.1 million, $4.2 million and $2.6 million, respectively, in cash and cash equivalents.

Operating Activities

Net cash used in operating activities was $3.6 million for the year ended December 31, 2017, primarily as a result of (i) a net loss of $91.0 million, partially offset by (i) impairment charges of $32.0 million; (ii) provision of doubtful accounts of $9.0 million; (iii) non-cash interest expenses of $11.5 million; (iv) tax penalty of $9.7 million; (v) change in accrued liabilities and other liabilities of $16.4 million and (vi) change in advance from customers of $14.2 million; (vii) change in restricted cash of $8.0 million.

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

Investing Activities

Net cash used in investing activities was $3.3 million for the year ended December 31, 2017, primarily as a result of the decrease of cash of $2.7 million caused by the deconsolidation of Sinsin.

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

Financing Activities

Net cash provided by financing activities was $5.8 million for the year ended December 31, 2017, primarily consisting of (i) proceeds from issuance of common shares of $5.8 million; (ii) proceeds from line of credit and loans payable of $35.0 million and (iii) proceeds from loans on Solarbao platform of $84.4 million, partially offset by (i) repayment of line of credit and loans payable of $36.4 million and (ii) repayment of loans on Solarbao platform of $81.1 million.

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

Our liquidity position further deteriorated in 2017 and during period between January 1, 2018 and the date of this annual report. We kept suffering from loss of $91.0 million in 2017. We also had an accumulated deficit of $557.8 million and a working capital deficit of $255.0 million as of December 31, 2017. These raised substantial doubt about our ability to continue as a going concern.

Recently, we have revised the assumptions underlying our existing operating plans and recognized the fact that additional actions were needed to reposition our operations to minimize our cash outflows. Therefore, we are undertaking a number of initiatives in order to conserve or generate cash on an incremental basis in 2017. These initiatives include

•	Deposition of SPI China (HK) Limited. On August 30, 2018, the Group entered into a share purchase agreement (the “SPA”) with Lighting Charm Limited (“Lighting Charm”), an affiliate of Tracy Zhoushan, the spouse of Xiaofeng Peng, the Group’s Chairman of the Board of Directors and Chief Executive Officer. The agreement has been approved by an independent committee of the Group’s Board of Directors. The SPA provides that the Group sold Lighting Charm the 100% equity interest of SPI China (HK) Limited (“SPI China”), which holds all of the Group’s assets and liabilities related to its business in China (the “Acquired Business”). The Acquired Business includes EPC business, PV projects, Internet finance lease related business, and E-commerce in China. Pursuant to the terms of the SPA, the consideration for the Acquired Business to be paid by the Lighting Charm to the Group in cash was US$1.00. As one of the closing conditions as stated in the SPA, the Group effected an internal restructuring following which SPI China held the Group's subsidiaries in China only, while subsidiaries originally held by SPI China related to the Group’s business outside China were transferred to other subsidiaries of the Group. In 2017, SPI China incurred a net loss of $62.1 million. As of December 31, 2017, SPI China had accumulated deficit of $263.2 million and working capital deficit of $154.6 million.

•	Amendment Agreement of Convertible Bonds. On June 29, 2018, according to the Second Amendment Agreement, the repayment of $20 million of the principal amount of the convertible bond and interest thereon will be due after December 2019. Pursuant to the new amendment, $15.8 million convertible bonds have been reclassified to non-current liabilities as of December 31, 2017. Furthermore, for the remaining $35 million convertible bonds, the Group has been proactively and continuously negotiating with the bond holders for a settlement arrangement acceptable by the two parties. Among other options, the Group has been exploring the possibility of a settlement of the outstanding convertible bonds payable through a combination of cash payments and share issuances, and a settlement schedule that would reduce the Group’s cash payment level in the next twelve months.

•	Working capital management. The Group has planned to mobilize the construction of a project in North America of total capacity of 5MW in the first quarter of 2018 and expected to complete the construction and sales of these 5MW project by the third quarter of 2019. The Group has started the engineering design of another North America project of total capacity of 4.7MW in October 2017 and expected to complete the construction and sales of this FIT project by the third quarter of 2019. Both of the two projects are indeed with good value and return, the completion and sales of these projects will expect to bring in significant amount of cash to the company to improve liquidity and capital to reinvest into new Solar projects. The Group has decided to postpone the planned investments in certain new project assets and has been closely monitoring the level of the Group’s capital spending level until liquidity position has improved. These initiatives aim at preserving cash and generating operating cash flows to enable the Group to repay the borrowings and accounts payable.

•	Cost saving measures. The Group has implemented certain measures with an aim to reduce its operating expenses. Such measures include: 1) strictly controlling and reducing business, marketing and advertising expenses in United States and Australia; 2) relocating certain offices in United States and United Kingdom to save office rental; and 3) lowering the remuneration of the Group’s management team.

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

The implementation rule of the PRC Corporate Income Tax Law (“CIT Law”) provide that after January 1, 2008, an income tax rate of 10% will normally be applicable to dividends declared to non-resident enterprise investors which do not have an establishment or a place of business in the PRC, or have an establishment or a place of business but the relevant income is not effectively connected with such establishment or place of business, to the extent that such dividends are derived from source within the PRC. According to the Arrangement between the Mainland China and Hong Kong for the Avoidance of Double Taxation on Income signed on August 21, 2006, the PRC government may impose taxes on dividends payable by a PRC company to a Hong Kong resident with such taxes not exceeding either 10% or 5% of the gross amount of dividends payable, applicable when the equity interest percentage in the PRC company held by the Hong Kong resident is less than 25% and is at least 25%, respectively. As our PRC operating subsidiaries are held by our Hong Kong subsidiaries, we may be subject to the PRC taxes on dividends payable by our PRC operating subsidiaries to their Hong Kong parents as described above.

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

As a result, our PRC subsidiaries are restricted in their ability to transfer their net assets to us in the form of cash dividends, loans or advances. As of December 31, 2017, the amount of the restricted net assets, which represents registered capital, additional paid-in capital and cumulative appropriations made to statutory reserves, was nil.

Capital Expenditures

We incurred capital expenditures of $71.2 million, $23.2 million and $8.3 million in 2015, 2016 and 2017, respectively. Capital commitments amounted to approximately $41.0 million as of December 31, 2017. These capital commitments will be used primarily for the construction of our solar projects. We expect to finance construction of these projects using cash from our operations and private placements, bank borrowings, financial leases as well as other third-party financing options.

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

Trend information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for 2017 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause reported consolidated financial information not necessarily to be indicative of future operating results or financial conditions.

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

Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2017:

	Payment due by period
Contractual Obligations	Total	less than 1 year	1-3 years	3-5 years	more than 5 years
	($ in thousands)
Convertible bonds	50,785	35,000	15,785	–	–
Short-term borrowings	108,726	108,726	–	–	–
Long-term debt obligations	9,823	–	1,185	1,289	7,349
Capital (finance) lease obligations	26,399	26,399	–	–	–
Operating lease obligations	4,934	546	887	847	2,654
Capital commitment	41,029	41,029	–	–	–
Total	241,696	211,700	17,857	2,136	10,003

Safe Harbor

This annual report on Form 20-F for the fiscal year ended December 31, 2017, and information we provide in our press releases, telephonic reports and other investor communications, including those on our website, contains forward-looking statements within the meaning of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Securities Act of 1933, as amended (the “Securities Act”), which are subject to risks, uncertainties, and assumptions that are difficult to predict. All statements in this annual report on Form 20-F, other than statements of historical fact, are forward-looking statements. These forward-looking statements are made pursuant to safe harbor provisions of the Private Securities Litigation Reform Act of 1995.

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

Name	Age	Position
Xiaofeng Peng	43	Director, Executive Chairman of the Board of Directors and Chief Executive Officer
Maurice Ngai	56	Director
Lang Zhou	56	Director
HoongKhoeng Cheong	53	Director and Chief Operating Officer
Lu Qing	47	Director

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

Dr. Maurice Wai-fungNgai has served as our director since May 9, 2016. Dr. Ngai is a member of the Working Group on Professional Services under the Economic Development Commission of HKSAR, a director of Hong Kong Coalition of Professional Services, the President of the Hong Kong Institute of Chartered Secretaries (2015), a General Committee member of The Chamber of Hong Kong Listed Companies, a member of Qualification and Examination Board of the Hong Kong Institute of Certified Public Accountants and the Adjunct Professor of Law of Hong Kong Shue Yan University. Dr. Ngai obtained a Doctoral Degree in Finance at Shanghai University of Finance and Economics, a Master’s Degree in Corporate Finance from Hong Kong Polytechnic University, a Master’s Degree in Business Administration from Andrews University of Michigan and a Bachelor’s Degree in Laws at University of Wolverhampton. He is in a selected talent pool of State-owned Assets Supervision and Administration of the State Council (SASAC) and is serving as an independent non-executive director of several reputable listed companies.

Dr. Lang Zhou has served as our director since April 17, 2014. Dr. Zhou has been a professor of Nanchang University since 1997. Dr. Zhou has extensive experience in the solar industry. Dr. Zhou received a doctoral degree in materials science and engineering from University of Science and Technology Beijing and received a Master of Science and a Bachelor of Science in materials science and engineering from Shanghai Jiao Tong University in 1985.

Mr. HoongKhoeng Cheong has served as our director since September 2017, as and our chief operating officer since May 2014. Mr. Cheong has more than 20 years of engineering and operation experience in the solar and electronics industries. He served in various management positions in LDK from 2011 to 2014 and he was appointed as the chairman of the Management Board and chief executive officer of Sunways AG, a publicly-listed company in Germany. He previously served as our general manager from 2007 to 2011 and was responsible for PV system design and development as well as the manufacturing of key components for PV modules and racking systems before joining LDK. Prior to joining the solar industry in 2007, Mr. Cheong spent 16 years in the electronics industry responsible for engineering development and manufacturing of liquid crystal display products and he served as the Vice President of Engineering of an affiliate of Flextronics International Ltd. Mr. Cheong holds a Bachelor of Science degree in mechanical engineering from the University of Louisiana and obtained his Master of Science in computer integrated manufacturing from Nanyang Technology University, Singapore in 1997.

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

B.	Compensation of Directors and Executive Officers

For the year ended December 31, 2017, the aggregate cash compensation and benefits that we paid to our directors and executive officers was approximately $612,305. No pension, retirement or similar benefits have been set aside or have accrued by us for our executive officers of directors.

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

Name	Number of Shares		Exercise Price ($)	Grant Date	Expiration Date
Xiaofeng Peng	100,000	*	$3.63	September 2017	September 2027
Maurice Ngai	3,600 5,000 5,000		$62 $62 $3.63	May 2016 May 2016 September 2017	May 2026 May 2026 September 2027
Lang Zhou	5,000	*	$62	May 2016	May 2026
	3,000 1,000		$3.63 $31	September 2017 June 2014	September 2027 June 2024
HoongKhoeng Cheong	46,000	*	$3.63	September 2017	September 2027
Qing Lu	800	*	$3.63	September 2017	September 2027
Directors and executive officers as a group	169,400	*	From $3.63 to $62	From August 2013 to March 2026	From May 2026 to September 2027
Other individuals as a group	130,700	**

_____________________

*	Upon exercise of all share options, would beneficially own less than 1.0% of our then outstanding share capital.

**	Upon exercise of all share options, each such individual would beneficially own less than 1.0% of our then outstanding share capital.

C.	Board Practices

Board of Directors

Our board of directors currently consists of five directors, three of whom satisfy the “independence” requirements of Rule 10A-3 under the Exchange Act and Rule 5605 of the NASDAQ Rules. The law of our home country, which is the Cayman Islands, does not require a majority of the board of directors of our Company to be composed of independent directors, nor does the Cayman Islands law require that of a compensation committee or a nominating committee. We intend to follow our home country practice with regard to composition of the board of directors. A director is not required to hold any shares in the Company by way of qualification. A director who is in any way, whether directly or indirectly, interested in a contract or transaction or proposed contract or transaction with our company must declare the nature of his interest at a meeting of the directors. Subject to the NASDAQ Rules and disqualification by the chairman of the relevant board meeting, a director may vote in respect of any contract or transaction or proposed contract or transaction notwithstanding that he or she may be interested therein and if he or she does so his or her vote shall be counted and he or she may be counted in the quorum at the relevant board meeting at which such contract or transaction or proposed contract or transaction is considered. Our board of directors may exercise all of the powers of our Company to borrow money, to mortgage or charge our undertakings, property and uncalled capital, and to issue debentures or other securities whenever money is borrowed or pledged as security for any debt, liability or obligation of our Company or of any third party.

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

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Xiaofeng Pengand, Lang Zhou and Qing Lu, and is chaired by Xiaofeng Peng. Qing Lu and Lang Zhou satisfy the “independence” requirements of Rule 10A-3 under the Exchange Act and Rule 5605 of the NASDAQ Rules. Our home country practice differs from the NASDAQ Rules that require the nominating committees of listed companies to be comprised solely of independent directors. There are, however, no specific requirements under Cayman Islands law on the composition of nominating committees. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the Board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

Terms of Directors and Executive Officers

The members of the Board serve until their successors are duly elected and have qualified. Our officers are appointed by and serve at the discretion of the board of directors. A director will cease to be a director if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found by our company to be or becomes of unsound mind; (iii) resigns his office by written notice to the Company; (iv) the board resolves that his office be vacated; or (v) is removed from office pursuant to any other provision of our memorandum and articles of association.

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

As of December 31, 2015, 2016 and 2017, we had 884, 327 and 63 employees, respectively. Substantially all of these employees are located in China with a small portion of employees based in the U.S., the U.K., Italy, Greece, Hong Kong and Japan. The following table sets forth the number of our employees for each of our major functions as of November 30, 2018:

Major functions	As of November 30, 2018
Managerial functions	19
Operating functions	46
Others	2
Total	67

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

E.	Share Ownership

The following tables set forth information with respect to the beneficial ownership of our shares as of the date of the report:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially in excess of 5% of our ordinary shares.

Directors and Executive Officers	Shares Beneficially Owned	Percentage Beneficially Owned
Xiaofeng Peng, Chairman of the Board	3,726,040[1]	37.3%
Maurice Wai-fung Ngai, Director	*	*
Qing Lu, Director	*	*
Lang Zhou, Director	*
HoongKhoeng Cheong, Director and Chief Operating Officer	*	*
All Directors and Executive Officers as a Group	3,779,090[2]	0.38%

__________________

(1)	Consists of options to purchase 100,000 ordinary shares, Mr. Xiaofeng Peng, as the spouse of Ms. Shan Zhou, may be deemed to beneficially own the 875,000 ordinary shares of the Company held by Ms. Shan Zhou. Furthermore, LDK New Energy Holding Limited, or LDK Energy, directly owns 127,340 ordinary shares and holds an option to purchase 1,621,700 ordinary shares. As a director and as the spouse of Ms. Zhou, who is the sole shareholder and a director of LDK Energy, Mr. Peng may be deemed to beneficially own such 1,749,040 ordinary shares beneficially owned by LDK Energy. Lighting Charm Limited holds an option to purchase 1,000,000 ordinary shares. As the spouse of Ms. Zhou, who is the sole shareholder and a director of Lighting Charm Limited, Mr. Peng may be deemed to beneficially own such 1,000,000 ordinary shares beneficially owned by Lighting Charm Limited.

(2)	Consists of an aggregate of 2,011,340 ordinary shares and options to purchase an aggregate of 1,767,750 ordinary shares.

*	Less than 1.0%.

Principal Shareholders	Ordinary Shares Beneficially Owned	Percentage Beneficially Owned
LDK Solar USA, Inc.[1]	1,317,463	18.2%
LDK Solar Europe Holding SA2	97,712	1.3%
Shan Zhou[3]	2,624,040	36.2%
Qian Kun Prosperous Times Investment Limited[4]	800,000	11.0%
Sinsin Europe Solar Asset Limited Partnership[5]	382,258	5.3%

______________________

(1)	LDK Solar USA, Inc. LDK Solar USA, Inc. is wholly owned by LDK Solar CO., Ltd. The address of LDK Solar USA, Inc. LDK Solar USA, Inc. is One Front Street, Suite 1600, San Francisco, CA 94111, USA.

(2)	LDK Solar Europe Holding S.A. is wholly owned by LDK Solar International Co., Ltd., which is in turn wholly owned by LDK Solar CO., Ltd. The address of LDK Solar Europe Holding S.A. is 898, rue Pafebruch, L-8308, Capellen RCS, Luxembourg.

(3)	Consists of 875,000 ordinary shares held by Ms. Zhou and 1,749,040 ordinary shares beneficially owned by LDK Energy. As the spouse of Mr. Peng, Ms. Zhou may also be deemed to beneficially own 100,000 ordinary shares that Mr. Peng has the option to purchase.

(4)	Mr. Yunshi Wang is the natural person who has sole voting and investment power over 800,000 ordinary of the company shares held through Qian Kun Prosperous Times Investment Limited. The address of Qian Kun Prosperous Times Investment Limited is Sea Meadow House, Blackburne Highway, (P.O. Box 116), Road Town, Tortola, British Virgin Islands.

(5)	Sinsin Europe Solar Asset Limited Partnership’s general partner is Solar Asset Management Capital Inc. Solar Asset Management Capital Inc. is wholly owned by SAM Capital Holdings Limited. The address of Sinsin Europe Solar Asset Limited Partnership is Suite 716, 10 Market Street, Grand Cayman KY1-9006, Cayman Islands.

As of the date of this annual report, 7,260,672 ordinary shares are issued and outstanding. We cannot ascertain the exact number of beneficial shareholders with addresses in the United States.

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

Transactions with Our Directors, Executive Officers and Shareholders

In 2016 and 2015, the total fund raised from individual investors through Solar Energy amounted to $22.0 million and $145.6 million, of which $1.8 million and $11.5 million was settled by the coupons issued by the Group to individual investors without cash inflow and the amount of $20 million and $129.8 million had been received by the Group from Solar Energy in 2016 and 2015 and Solar Energy charged $0.1 million and $1.1 million as commission fee to the Group at 1% of the fund principal. In 2016 and 2015, the total fund redeemed to individual investors through Solar Energy amounted to $nil and $19.2 million which had been fully repaid by the Group to Solar Energy as of December 31, 2016 and 2015. In 2016, the Group operated Solarbao E-commerce and Investment business through its VIE, Meijv, and there’s no aforesaid transactions occurred with Solar Energy during year ended December 31, 2017. As of December 31, 2017 and 2016, the Group had other receivable (gross) of $3.2 million and $3.2 million from Solar Energy, respectively, for the fund received from the individual investors on behalf of the Group by Solar Energy net of its commission fee and made an allowance for doubtful debts of $3.2 million and $3.2 million, respectively, based on the recoverable amount of the receivable from Solar Energy.

In connection with the launch of the Underlying PV Products, the Group issued to Jiangxi LDK Solar Hi-Tech Co., Ltd. (“LDK Jiangxi”) and Suzhou Liuxin Industry Ltd. (“Liuxin”) coupons with total face value of $0.8 million and $0.6 million respectively during the year ended December 31, 2015. Both LDK Jiangxi and Liuxin are related parties of the Group. LDK Jiangxi is a wholly owned subsidiary of LDK Solar Co., Ltd. (“LDK”), principle shareholder of the Company. Liuxin is wholly owned by Mr. Peng’s father. These coupons are freely transferable among holders but could not be redeemed in cash. When the holder subscribe the on-line products through the on-line platform of Solar Energy, the holders could redeem the coupons and reduce the original purchase price for the on-line products by the face value of the coupons. In 2015, the Group received full payment of $0.6 million from Liuxin for the face value of the coupons issued. For the coupons of $0.8 million issued to LDK Jiangxi, they were applied to offset the outstanding accounts payables of $0.8 million to LDK Jiangxi under mutual agreement between the Group and LDK Jiangxi. As of December 31, 2015, all coupons issued to these related parties had been redeemed through the on-line platform. No other related party transactions occurred with LDK Jiangxi and Liuxin for the year ended December 31, 2017 and 2016.

In 2015, the Group incurred commission fee of $3.5 million to SUPERMERCY Limited (“SUPERMERCY”), one of the shareholders of the Group, in respect of certain funds successfully raised by the Group that had been resulted from the services rendered by SUPERMERCY. The commission fee was recognized as a deduction of the funds raised recorded in additional paid in capital within the stockholders’ equity. There were no such transactions between the Group and SUPERMERCY during 2017 and 2016.

During the year ended December 31, 2016 and 2015, the Group made advance payments of $0.5 million and $0.3 million respectively to Mr. Peng for which a full provision has been recorded by the Company as of December 31, 2016. During the year ended December 31, 2017, the Group made advance payments of $0.2 million to Mr. Peng for business operation purpose which was expenses as of December 31, 2017.

During the year ended December 31, 2017 and 2016, the Group made advance payments of $0.2 million and $1.7 million to Mr. Minghua Zhao, a former director of the Group, and $0.04 million and $1.5 million had been received in 2017 and 2016, respectively. As of December 31, 2017 and 2016, the Group has receivables from Mr. Minghua Zhao of $0.3 million and $0.1 million, with provision of $0.3 million and $0.1 million had been provided, respectively.

During the year ended December 31, 2016, Suzhou Industrial Park Chengcheng Enterprise Guarantee Limited Company (“Chengcheng”) provided guarantee to secure the repayment obligation under a sale-and-leaseback agreement. The principle of the finance lease receivable guaranteed by Chengcheng amounted to $23 million as of December 31, 2016 and will expire in 2025. Mr. Minghua Zhao, a former director of the Group, is the legal representative of Chengcheng. As of December 31, 2017, Chengcheng was no longer a related party of the Group.

On March 30, 2015, the Group entered into a share purchase agreement (the “LDK Share Purchase Agreement”) with LDK Group. Pursuant to the LDK Share Purchase Agreement, the Group agreed to purchase from LDK Group three LDK’s subsidiaries incorporated in Italy and California respectively which hold three solar PV plants in total, at a cash consideration of US$2.4 million. The Group will also assume certain indebtedness contemplated in the LDK Share Purchase Agreement up to a maximum amount to be agreed upon among the Group and the LDK Group prior to the closing date of the transaction. The transaction is subject to several closing conditions including completion of satisfactory due diligence. In connection with the acquisition, the Group paid $2 million as deposits for the acquisition, such prepaid deposits were subsequently agreed by both parties to offset against certain payable balances due to LDK Group, on September 30, 2015.

As of December 31, 2017 and 2016, the Group had accounts payable to LDK Group of $4.7 million and $4.4 million, respectively, which were primarily related to purchases of solar cells for solar development projects. The solar cells purchased from LDK Group for the years ended 2017, 2016 and 2015 were amounted to $nil, $3.7 million and $11.7 million, respectively. The Group also consigned LDK Group to process solar cells to solar panels for its on-line platform business. The processing fee charged by LDK Group amounted to $nil, $nil and $4 million for the years ended 2017, 2016 and 2015. Pursuant to a Settlement and Mutual Release dated December 30, 2014 and a supplementary agreement dated September 30, 2015, the LDK Group received $11 million from the Group during the year ended December 31, 2015 for full settlement of outstanding receivable balances of $28.8 million due from the Group. As a result, the Group derecognized liabilities of $17.8 million due to LDK Group which was accounted for as a capital transaction by increasing additional paid in capital as of December 31, 2015.

On August 28, 2018, SPI Energy entered into a share purchase agreement (the “SPA”) with Lighting Charm Limited (the “Buyer”), an affiliate of Tracy Zhoushan, the spouse of Xiaofeng Peng, the Company’s Chairman of the Board of Directors and Chief Executive Officer. The SPA was approved by an independent committee of the Company’s Board of Directors. On December 10, 2018, the transactions contemplated by the SPA closed. Pursuant to the SPA, the Company sold the Buyer 100% of the shares of SPI China (HK) Limited, which held all of the Company’s assets and liabilities related to its business in China (the “Acquired Business”). These assets include all of SPI Energy’s China Businesses, including its EPC business, PV projects, Internet finance lease related business, and E-commerce businesses (including Solarbao). The consideration paid for the business was US$1.00. An independent appraisal firm determined that the fair market value of the equity interests in the Acquired Business was nil. The valuation was made, in part, based on the significant liabilities of the Acquired Business. The Company granted the Buyer the option (the “Option”) to purchase from the Company up to 1,000,000 of the Company’s Ordinary Shares (the “Ordinary Shares”), which Option is exercisable by the Buyer on or prior to August 21, 2021. The Option exercise price is US$ 3.80 per share.

Contractual Arrangements with Solar Energy E-Commerce and Its Shareholders

We, through our wholly-owned subsidiary, Yan Hua Internet, have entered into a series of contractual arrangements with Solar Energy E-Commerce and its shareholders, Mr. Xiaofeng Peng, chairman of our board of directors, Mr. Min Xiahou, former deputy chairman of our board of directors and Ms. Amy Jing Liu, our former chief financial officer:

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

Legal enforceability of these contractual arrangements has not been established primarily because the registration of the equity interest pledge agreement with the relevant PRC government authority has not been completed, as one of the legal shareholder’s equity in Solar Energy E-Commerce is restricted for pledge and transfer, making us unable to legally enforce our right under the equity interest pledge agreements and potentially other agreements. As a result, we did not consolidate the operating results of Solar Energy E-Commerce into our financial statements as of and for the year ended December 31, 2015. We have migrated Solarbao from Solar Energy E-commerce to Meijv since April 2016. We have entered into contractual arrangements with Meijv and its sole shareholder, Youying. We have set up contractual arrangements with Youying’s individual shareholders. See “—Contractual Arrangements with Meijv and Its Shareholders” below. We also used to carry out our on-line solar products trading business through www.solartao.com, which was operated by Solarbao E-Commerce (Suzhou) Limited (“LvNeng Tao”) to sell PV products, such as solar panel, invertor, framework and solar lamps, and this website was operated in a very short history. See “—Contractual Arrangements with LvNeng Tao and Its Shareholders” below.

These transactions relate to the portion of our business that we sold to Lighting Charm Limited in December 2018, as described above.

Contractual Arrangements with Meijv and Its Shareholder

We, through our wholly-owned subsidiary, Yan Hua Internet, have entered into a series of contractual arrangements with Meijv and Youying, whose shareholders are Mr. Min Xiahou, former deputy chairman of our board of directors and Mr. Tairan Guo, our former Chief Financial Officer, as of the date of this annual report:

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

We registered the equity interest pledge agreement among Yan Hua Internet, Meijv and Youying with the relevant PRC government authority on March 17, 2016. Mr. Min Xiahou, Mr. Tairan Guo, Youying and Yan Hua Internet have entered into a set of contractual arrangements, including an equity interest pledge agreement on May 11, 2017, similar to those entered among Yan Hua Internet, Youying and Meijv. As the 100% shareholder of Meijv, Youying has pledged its equity interests in Meijv and registered this equity pledge with the relevant PRC government authority and the legal enforceability of the contractual agreements is established.

These transactions relate to the portion of our business that we sold to Lighting Charm Limited in December 2018, as described above.

Contractual Arrangements with LvNeng Tao and Its Shareholders

We, through our wholly-owned subsidiary, Yan Hua Internet, have entered into a series of contractual arrangements with LvNeng Tao, whose shareholders are Mr. Min Xiahou, former deputy chairman of our board of directors, Mr. Minghua Zhao, a former director of our board of directors, and Mr. Tairan Guo as of the date of this annual report:

Exclusive Business Cooperation Agreement. Pursuant to the exclusive business cooperation agreement entered into between LvNeng Tao and Yan Hua Internet, LvNeng Tao irrevocably appoints and designates Yan Hua Internet as its exclusive service provider to provide, among others, relevant technical and consulting services. The service fees are determined based on the actual services provided by Yan Hua Internet during the relevant period. This agreement shall remain effective unless otherwise terminated by Yan Hua Internet or terminated according to other provisions therein. Yan Hua Internet may terminate this agreement in its sole discretion at any time with prior written notice.

Exclusive Call Option Agreement. Through the exclusive call option agreements entered into among Yan Hua Internet, Mr. Min Xiahou, Mr. Minghua Zhao and Mr. Tairan Guo respectively, Yan Hua Internet or its designated third party has an exclusive purchase option to acquire all or a part of the equity interest or assets in LvNeng Tao at any time when permitted by applicable PRC laws and regulations in its sole discretion. The transfer price will be the minimum amount of consideration permitted under PRC law at the time of transfer. In addition, without Yan Hua Internet’s or its controlling shareholder’s prior written consent, the shareholders of LvNeng Tao shall not transfer their equity interest in LvNeng Tao, and LvNeng Tao shall not transfer any of its assets. These agreements will remain effective until all of LvNeng Tao’s equity interest and assets are transferred to Yan Hua Internet or its designated third party.

Proxy Voting Agreement. Through the proxy voting agreements entered into among Yan Hua Internet, Mr. Min Xiahou, Mr. Minghua Zhao and Mr. Tairan Guo respectively, Mr. Min Xiahou, Mr. Minghua Zhao and Mr. Tairan Guo all undertake to execute a power of attorney to exclusively assign their rights as shareholder of LvNeng Tao to Yan Hua Internet’s designated person, including voting right, right to transfer any equity interest in LvNeng Tao and right to appoint directors and officers. These agreements will remain effective so long as Mr. Min Xiahou, Mr. Minghua Zhao and Mr. Tairan Guo remain to be the shareholders of LvNeng Tao.

Equity Interest Pledge Agreement. To ensure LvNeng Tao’s performance of its obligations under the exclusive business cooperation agreement, the exclusive option agreement and the proxy voting agreement, Mr. Min Xiahou, Mr. Minghua Zhao and Mr. Tairan Guo as the shareholders of LvNeng Tao have entered into equity interest pledge agreements with Yan Hua Internet to pledge their equity interests in LvNeng Tao to Yan Hua Internet. These equity interest pledge agreements will remain effective until the full performance of the contractual obligations under the exclusive business cooperation agreement, the exclusive call option agreements and the proxy voting agreements.

We registered the equity interest pledge agreements among Yan Hua Internet, Mr. Min Xiahou, Mr. Minghua Zhao, Mr. Tairan Guo and LvNeng Tao with the relevant PRC government authority on July 13, 2017, and the legal enforceability of the contractual agreements is established. And we believe that the current corporate structure of LvNeng Tao is in compliance with existing PRC laws, rules and regulations.

These transactions relate to the portion of our business that we sold to Lighting Charm Limited in December 2018, as described above.

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

Legal and Administrative Proceedings

On June 26, 2015, Aaron Read & Associates (“Aaron Read”) filed a complaint against us for commissions with respect to a solar project in North Palm Springs, California. Aaron Read is seeking damages in the amount of approximately $0.5 million plus attorney’s fees and claimed it is due commissions ranging from 0.25% to 2.0% of the project’s gross revenues depending on the level of involvement by Aaron Read in assisting in obtaining the project by us. We deny that Aaron Read assisted in the project acquisition, and even if it is deemed that Aaron Read assisted, they would be entitled to only 0.25%, i.e.$0.1 million. As of the date of issuance of these financial statements, this matter is at its early stage of the proceeding and it is uncertain how the United States Court will rule on the plaintiff’s appellate brief. Based on information available to us, management believes that it is remote that a loss had been incurred. We arrange to have a mediation with Aaron Read to reach a settlement hereto. A settlement agreement was entered into by both parties on November 14, 2017. On January 2, 2018, Aaron Read filed and served upon the company a dismissal with prejudice of the entire case and all causes of action in the pending action.

Some of our previous employees filed suits in late 2015 and early 2016 against us for breach of their prior employment contracts with us. As of the date of this annual report, we have reached a settlement with Michael Turco, Taimur Jamil, Sharon Mauer, William Heck and Brain Lessig and the court has administratively closed those matters. Only Kevin Adler’s case is pending to trail. Based on information available to us, we believe that it is probable that a loss had been incurred based on reasonable estimation.

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

From time to time, we are involved in various other legal and regulatory proceedings arising in the normal course of business. While we cannot predict the occurrence or outcome of these proceedings with certainty, it does not believe that an adverse result in any pending legal or regulatory proceeding, individually or in the aggregate, would be material to our consolidated financial condition or cash flows. However, an unfavorable outcome could have a material adverse effect on our results of operations for a specific interim period or year.

There is currently an ongoing dispute between “SPI China (HK) Limited” and “SPI Energy Co., Ltd.” on one hand (hereinafter collectively: “SPI”) and “SINSIN Europe Solar Asset Limited Partnership” and “SINSIN Solar Capital Limited Partnership” on the other hand (hereinafter collectively: “SINSIN”) with respect to a share sale and purchase agreement dated September 6, 2014 entered into by and between SINSIN as vendors and SPI as purchaser in relation to all of the shares in “Sinsin Renewable Investment Limited”, a wholly owned subsidiary of the Company. The target company is the direct or indirect owner of four (4) Greek companies (hereinafter collectively: “4 SPVs”). The 4 SPVs own a number of photovoltaic parks in Greece having a total power output of 26.57 MW.

The following judicial proceedings have been initiated in Greece:

A. SINSIN filed an Injunction Petition against the 4 SPVs on January 26,2018, which was heard on March 20, 2018, before the Athens One-Member First Instance Court and on which Judgement No 4212/2018 was issued on June 25, 2018.

This Interim Judgment ordered, inter alia, the following:

(A) It suspends the force of the extraordinary General Meetings of the shareholders of the 4 SPVs dated December 19,2017 on the appointment of their members of Board of Directors, until the issuance of a final judgment on the lawsuit filed by SINSIN.

(B) It appoints an interim management of the 4 SPVs, consisting of two members elected by SINSIN (Dejun Ye and Fan Yang) and one member elected by the 4 SPVs (Hoong Khoeng Cheong).

(C) It allows SINSIN to register with the Greek General Commercial Registry (“GEMI”) the appointed interim management of the 4 SPVs.

B. SINSIN and Mr. Dejun Ye filed a lawsuit against the 4 SPVs March 14, 2018, with General Submission No 25276/2018 (the “Annulment Lawsuit”). The petitioners request the annulment of the December 19, 2017 General Assemblies’ Resolutions of the 4 SPVs, which appointed a Board of Directors elected by their lawful shareholders “Sinsin Renewable Investment Limited”, “Veltimo Limited” and “Photovoltaica Parka Veroia 1 Malta Limited”, companies belonging to SPI.

SPI filed an Additional Intervention in the above pending trial under General No. 40772/2018 in favor of the 4 SPVs requesting the rejection of the Annulment Lawsuit.

SPI and their subsidiaries vigorously opposed the above-mentioned petition.

Court submissions by the parties were completed on July 12, 2018. A court decision is expected.

C. On the October 23, 2018 another petition of SINSIN before the Athens Local Court and against “Sinsin Renewable Investment Limited”, “Veltimo Limited” and “Photovoltaica Parka Veroia 1 Malta Limited” was heard. Such petition was filed with the Athens Local Court under General Submission No 7294/2018.SINSIN requests the Court to allow them to proceed to an auction of the pledged shares of the 4 SPVs, in order to satisfy their claim amounting to € 38.054 million, plus interest and expenses, for the outstanding purchase price of the 4 SPVs shares under the above-mentioned share sale and purchase agreement dated 6.9.2014.

Court submissions by the parties were completed on October 26, 2018.

In June 2018 SPI, as Claimant, filed arbitration proceedings in Malta against SINSIN Europe Solar Asset Limited Partnership and SINSIN Solar Capital Limited Partnership as Respondents for an alleged breach of a share sale and purchase agreement dated September 6, 2014 entered into by and between the Respondents as sellers and the Claimant as purchaser in relation to all of the shares in Sinsin Renewable Investment Limited (C 60350), a company registered in Malta with registered address at 192, Old Bakery Street, Valletta. The Claimant is requesting the payment of damages from the Respondents.

The Respondents have filed separate arbitration proceedings in Malta against SPI, requesting payment of the balance of the purchase price due in terms of the share purchase agreement mentioned above (stated to be EUR38,054,000) together with interest. SPI is contesting these claims. Meanwhile, SINSIN has obtained the status of a precautionary garnishee order against SPI as security for its claims and has had the same order served on SINSIN Renewable Investment Limited (the Target company) with a view to freezing any payments that may be due by the target company to its shareholders, SPI.

The Arbitral Tribunal for both sets of arbitral proceedings has been constituted and the Parties have since agreed that both sets of proceedings will be considered simultaneously. A schedule has been established and the proceedings continue on November 29 and 30, 2018 when various witnesses produced by SPI was cross examined by SINSIN’s counsel.

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

Our ADSs, each representing ten ordinary shares, have been listed on the NASDAQ Global Select Market between January 19, 2016 and September 18, 2017. Our Ordinary Shares have been listed on the Nasdaq Global Select Market since September 18, 2017. The following table provides the high and low market prices for our ADSs and ordinary shares for respective listing periods on NASDAQ.

ADS	Market price per ADS
	High	Low
	($)
Annual highs and lows
2016	17.48	1.66
2017 (through September 18, 2017)	24	0.08

Quarterly highs and lows
First Quarter 2016 (from January 20, 2016)	17.48	5.02
Second Quarter 2016	9.79	4.66
Third Quarter 2016	6.62	2.29
Fourth Quarter 2016	2.94	1.66
First Quarter 2017	1.95	1.05
Second Quarter 2017	2.4	0.28
Third Quarter of 2017 (through September 18, 2018)	1.00	0.08

Ordinary Shares	Market price per ordinary share
	High	Low
	($)
Annual Highs and Lows
2017 (beginning September 19, 2017)	26.1	0.83
2018	15.9	1.64

Quarterly highs and lows
Between September 19, 2017 and September 30, 2017	1.7	0.08
Fourth Quarter 2017	26.1	1
First Quarter 2018	15.9	5.1
Second Quarter of 2018	6.9	3.3
Third Quarter of 2018	5.4	2.5
Fourth Quarter of 2018 (through November 30, 2017 )	4.5	1.64

Monthly highs and lows
June 2018	6.6	3.3
July 2018	5.4	3.78
August 2018	4.5	2.7
September 2018	3.9	2.5
October 2018	4.5	2.57
November 2018	3.66	1.64

B.	Plan of Distribution

Not Applicable.

C.	Markets

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

The registered office of our Company is at the offices of Harneys Fiduciary (Cayman) Limited, PO Box 10240, 103 South Church Street, 4th floor, Harbour Place, George Town, Cayman Islands. The objects for which the Company is established are unrestricted, and the Company has full power and authority to carry out any object not prohibited by the laws of the Cayman Islands.

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

Changes in Capital

We may from time to time by ordinary resolution:

•	increase our share capital by such sum, to be divided into shares of such classes and amount, as the resolution shall prescribe;

•	consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;

•	convert all or any of our paid-up shares into stock and reconvert that stock into paid up shares of any denomination;

•	sub-divide our existing shares, or any of them into shares of a smaller amount that is fixed by the amended and restated memorandum and articles of association; and

•	cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled.

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

As used in this discussion, the term “Non-U.S. Holder” means a beneficial owner of the ordinary shares that is not a partnership (or entity treated as a partnership for U.S. federal income tax purposes) and not a U.S. Holder.

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

In accordance with Rule 5250(d) of the NASDAQ Rules, we will post this annual report on Form 20-F on our website at http://www.spigroups.com.

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

Depending on movements in foreign exchange rates, the foreign currency translation may have an adverse impact on our consolidated financial statements. In 2015, 2016 and 2017, we recorded foreign exchange gains of $1.5 million, $4.4 million and $0.8 million in our consolidated statements of operations, respectively.

Interest Rate Risk

Our exposure to interest rate risk primarily relates to interest expenses incurred on our short-term and long-term borrowings, as well as interest income generated from excess cash invested in demand deposits. Such interest-earning instruments carry a degree of interest rate risk. We have not used any derivative financial instruments to manage our interest rate risk exposure. We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in interest rates. However, our future interest expense may increase due to changes in market interest rates. If market interest rates for short-term demand deposits increase in the near future, such increase may cause the amount of our interest income to rise. A hypothetical 10% increase in the average interest rate for our bank borrowings would result in an increase of approximately $0.2 million and $0.1 million in interest expense in 2016 and 2017. We may use derivative financial instruments, such as interest rate swaps, to mitigate potential risks of interest expense increases due to changes in market interest rates.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

We have outstanding convertible bonds of US$55 million, which were defaulted in June 2016 and not repaid as at December 31, 2016. On February 12, 2017, we entered into an Amendment Agreement (“Agreement”) with Union Sky Group Limited, one of the holders of our convertible bonds, to extend the maturity date of the bonds, pursuant to which the repayment of US$6.6 million, US$6.7 million and US$6.7 million of the principal amount of the convertible bond will be due by April 30, 2017, January 30, 2018 and January 30, 2019, respectively. Union Sky Group Limited has the option to convert the outstanding amounts under the convertible bond into equity interest in our company at a certain conversion price. We were not able to make the first repayments of April 29, 2017. We have been in communications with the holders of our convertible bonds, including Union Sky Group Limited, to further extend the maturity date of the bonds, and On June 29, 2018, the Company entered into another amendment agreement (the “2nd Amendment”) with the SPV and Magical Glaze Limited (the “MGL”), a company incorporated under the laws of British Virgin Islands, pursuant to which agreement the SPV has transferred all the rights and obligations under the CB Agreement and 1st Amendment to MGL, and the maturity date of the note was extended. According to the 2nd Amendment, the repayment of US$6.6 million, US$6.7 million and US$6.7 million of the principal amount of the note and interest thereon is due by December 2019, June 2020 and December 2020, respectively.

Pursuant to the share purchase agreement entered between the Group and TBEA Xinjiang Sunoasis Co., Ltd. (“TBEA Sunoasis”) regarding the acquisition of Xinte in 2014, 100% equity interests in Xinte were pledged to TBEA Sunoasis to secure purchase consideration and obligation arising from EPC service provided by TBEA Sunoasis. On March 28, 2016, we entered into a ten-year sale-and-leaseback arrangement on the PV solar system with China Kangfu International Leasing Co., Ltd. (“Kangfu Leasing”), an independent third party. The sales price of $20,164,000 was the same as the principle of the lease arrangement which was used to settle the outstanding purchase consideration due to TBEA Sunoasis. The pledge of equity interests in Xinte was then released by TBEA Sunoasis. 100% equity interests in Xinte were pledged to Kangfu Leasing at the inception of lease. Pursuant to the terms of the lease agreement, we are only required to pay interests at 6.125% per annum in the first eleven months, a portion of principal and interests of $4,321,000 in the twelve months and equal principal and interest payments by installment for the remaining nine years. The effective interest rate for the lease is determined as 10.1%. The bargain purchase price at the end of lease period is $1. The lease was classified as capital lease and the Group continued to record this PV solar system in property, plant and equipment.  As of December 31, 2016 and 2015, the carrying amount of Xinte’s PV solar system amounted to $21,996,000 and $24,602,000 respectively. In April 2017, we defaulted on the payment of partial principal and interests required in the twelve months. A new repayment schedule has been agreed between us and Kangfu Leasing, pursuant to which, the defaulted repayment in the twelve month, was deferred from April 2017 to November 2017 with the remaining repayment schedule remains unchanged.

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

Between January 19, 2016 and September 18, 2017, our ADSs were listed on the NASDAQ Global Select Market under the symbol of “SPI”. The Bank of New York Mellon, the depositary bank for our ADS facility, terminated our ADS facility on September 18, 2017. Following such termination, we listed our ordinary shares, par value US$0.000001 each, for trading on NASDAQ Global Select Market in substitution for our ADSs. On September 19, 2017, the substitution listing became effective and our ordinary shares began trading on the NASDAQ Global Select Market under the symbol of “SPI”.

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

Disclosure Controls and Procedures

Our executive management is responsible for establishing and maintaining a system of disclosure controls and procedures (as defined in Rule 13a-15 and 15d-15 under the Exchange Act) designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer’s management, including its principal executive officer and principal financial officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Our executive management concluded that, because of the material weaknesses in our internal control over financial reporting discussed below, our disclosure controls and procedures were not effective as of December 31, 2017. Notwithstanding the material weaknesses discussed below, our executive management has concluded that the consolidated financial statements included in this Form 20-F present fairly, in all material respects, our financial position, results of operations and cash flows for the periods presented in conformity with accounting principles generally accepted in the U.S.

Management’s Annual Report on Internal Control Over Financial Reporting.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Our internal control over financial reporting is a process designed by, or under the supervision of, our chief executive officer, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes those policies and procedures which (a) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (b) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of ours are being made only in accordance with authorizations of our management and directors; and (c) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Management, including our chief executive officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2017. In making this assessment, management used the criteria for effective internal control over financial reporting described in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our consolidated financial statements will not be prevented or detected on a timely basis. Based on management’s assessment of the effectiveness of our internal control over financial reporting, management has identified the following material weaknesses in our internal control over financial reporting as of December 31, 2017:

•	We did not maintain effective controls over certain aspects of the financial reporting process due to the lack of sufficient complement of personal with an appropriate level of knowledge and experience in U.S. GAAP. We also lacked the expertise in handling complex accounting and reporting matters in accordance with U.S. GAAP. This material weakness resulted in a number of adjustments to amounts reflected in the consolidated financial statements for the year ended December 31, 2017.

•	The internal audit department has been absent since April 2017, and internal audit evaluation work was not performed during the year ended December 31, 2017.

•	We didn’t have adequate risk assessment procedures, including those on identification and assessment of fraud risks, to cope with the expansion of its business and organization. In particularly, we did not put in place an adequate process to continuously assess the legal, compliance and fraud risks associated with the business initiatives and the related financial impact. As a result, we did not properly account for certain transactions, which led to significant adjustments to the consolidated financial statements for the year ended December 31, 2017.

•	We review controls over management’s judgment and financial statement assertions were ineffective with respect to certain significant transactions including revenue recognition for the solar projects, recoverability of project assets and receivables, provision for loss contracts and goodwill impairment. We review controls in these areas were not effective, as we failed to prepare sufficient documentation on the judgment made and the significant assumptions used in accounting for the transactions. As a result, there were material adjustments on revenue, receivables and project assets reflected in the consolidated financial statements for the year ended December 31, 2017

•	We did not have adequate controls on the internal communication between finance team and operation team related to the status of the construction of project assets, execution of contracts and conclusion of business decisions. This deficiency has resulted in the finance team not having accurate or updated information necessary to properly assess the accounting treatment for the relevant business transactions. As a result, there were material adjustments to the consolidated financial statements for the year ended December 31, 2017

The material weaknesses described above may result in misstatement of our consolidated financial statements that would not be prevented or detected. As a result of these material weaknesses, management has concluded that our internal control over financial reporting was not effective as of December 31, 2017.

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

Attestation Report of the Independent Registered Public Accounting Firm

Because we are not an accelerated filer, we are not required to obtain an attestation report of our independent registered public accounting firm.

Changes in Internal Control over Financial Reporting

Other than the changes resulting from the material weakness described above, there have been no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) and 15d-15(f) of the Exchange Act) during the fiscal year ended December 31, 2017 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Maurice Ngai, an independent director, is our audit committee financial expert. Maurice Ngai satisfies the independent requirements of Rule 10A-3 under the Exchange Act and Rule 5605 of the NASDAQ Rules.

ITEM 16B.	CODE OF ETHICS

Our board of directors believes in strict adherence to the highest standards of business ethics and responsibility. We have thus adopted a code of business conduct and ethics that applies to us and our directors, officers, employees and advisors. Certain provisions of the code apply specifically to our chief executive officer, chief financial officer, senior operating officer and any other persons who perform similar functions for us. We have filed this code of business conduct and ethics as an exhibit to this annual report on Form 20-F. The code of business conduct and ethics is also available at our website at www.spigroups.com.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our principal external auditors for the periods indicated.

	2016	2017
Audit fees	$1,380,659	$982,907
Audit-related fees
Tax fees
All other fees	13,325
Total	$1,393,984	$982,907

__________

(1)	Audit fees consist of fees billed for professional services rendered for the audit of our financial statements and services that are normally provided by the above auditors in connection with statutory and regulatory fillings or engagements.

(2)	Audit related fees consist of assurance and related services that are reasonably related to the performance of audit or review of our financial statements related to our SEC filings.

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

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table sets forth information with respect to a purchase made by us:

Not Applicable.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT.

On February 28, 2018, the Company engaged Marcum Bernstein & Pinchuk LLP (“Marcum BP”) as its independent registered public accounting firm. KPMG Huazhen LLP (“KPMG”) was dismissed on the same date. The decision to engage Marcum BP and to dismiss KPMG was made by the Company’s Audit Committee.

KPMG’s report on the financial statements of the Company for the fiscal years ended December 31, 2016 and 2015 did not contain an adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles, except that the opinion modified with an emphasis of matter paragraph that there was substantial doubt as to whether the Company could continue as a going concern and an adverse opinion was expressed on the effectiveness of the Company’s internal control over financial reporting. During the Company's fiscal years ended December 31, 2016 and 2015 and through February 28, 2018, there were no disagreements with KPMG on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure which, if not resolved to KPMG’s satisfaction, would have caused them to make reference to the subject matter in connection with their report on the Company's consolidated financial statements for such period.

During the Company’s years ended December 31, 2016 and 2015 and through February 28, 2018, there were no “reportable events” (defined below) requiring disclosure pursuant to Item 16F(a)(1)(iv) of Form 20-F, except that KPMG advised the Company of the material weaknesses related to 1) resources and expertise in relation to application of U.S. generally accepted accounting principles; 2) risk assessment procedures; 3) management review controls related to significant transactions; and 4) internal communication processes. As used herein, the term “reportable event” means any of the items listed in paragraphs (a)(1)(v)(A)-(D) of Item 16F of Form 20-F.

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
1.1

Amended and Restated Memorandum and Articles of Association, as currently in effect (incorporated by reference to Exhibit 3.2 of our registration statement on Form F-4 (File No. 333-204069) filed with the Securities and Exchange Commission on May 11, 2015)

2.1

Registrant’s Specimen Certificate for Shares (incorporated by reference to Exhibit 4.1 of Amendment No. 1 to our registration statement on Form F-4 (file No. 333-204069) filed with the Securities and Exchange Commission on June 24, 2015)

4.1

2006 Equity Incentive Plan (as amended) (incorporated by reference to Exhibit 4.2 to our Post Effective Amendment No. 1 to our registration statement on Form S-8 (file No. 333-203917) filed with the Securities and Exchange Commission on January 4, 2016)

4.2	2015 Equity Incentive Plan (incorporated by reference to Exhibit 10.2 to our registration statement on Form F-4 (file No. 333-204069) filed with the Securities and Exchange Commission on May 11, 2015)
4.3

Form of Indemnification Agreement between the directors and the Registrant (incorporated by reference to Exhibit 10.1 of our registration statement on Form F-4 (file No. 333-204069) filed with the Securities and Exchange Commission on May 11, 2015)

4.4

Translation of Capital Increase and Share Subscription Agreement among Meitai Investment (Suzhou) Co., Ltd., Beijing DingdingYiwei New Energy Technology Development Co., Ltd. and shareholders of Beijing DingdingYiwei New Energy Technology Development Co. Ltd., dated September 1, 2015 (incorporated by reference to Exhibit 10.1 to our current report on Form 8-K (file No. 000-50142) filed with the Securities and Exchange Commission on September 4, 2015)

4.5

Exchange and Release Agreement dated December 26, 2013 (incorporated by reference to Exhibit 10.1 to our current report on Form 8-K (file No. 000-50142) filed with the Securities and Exchange Commission on February 21, 2014)

4.6

Form of Project Management Agreement (incorporated by reference to Exhibit 10.2 to our current report on Form 8-K (file No. 000-50142) filed with the Securities and Exchange Commission on February 21, 2014)

4.7

Second Amended and Restated Operating Agreement for KDC Solar Mountain Creek Parent LLC dated February 18, 2014 (incorporated by reference to Exhibit 10.3 to our current report on Form 8-K (file No. 000-50142) filed with the Securities and Exchange Commission on February 21, 2014)

4.8

First Amended and Restated Exchange and Release Agreement dated April 17, 2014 (incorporated by reference to Exhibit 10.1 to our current report on Form 8-K (file No. 000-50142) filed with the Securities and Exchange Commission on April 23, 2014)

108

4.9

Third Amended and Restated Operating Agreement for KDC Solar Mountain Creek Parent LLC dated April 17, 2014 (incorporated by reference to Exhibit 10.2 to our current report on Form 8-K (file No. 000-50142) filed with the Securities and Exchange Commission on April 23, 2014)

4.10

Equity Cash Flow Letter dated April 17, 2014 (incorporated by reference to Exhibit 10.3 to our current report on Form 8-K (file No. 000-50142) filed with the Securities and Exchange Commission on April 23, 2014)

4.11

Julu County Ecological Agricultural Greenhouse Distributed 20MW Photovoltaic Power Generation Project General Contract by and between Hebei Yangpu New Energy Technology Co., Ltd. and XinyuXinwei New Energy Co., Ltd. dated October 14, 2014 (incorporated by reference to Exhibit 10.1 to our current report on Form 8-K (file No. 000-50142) filed with the Securities and Exchange Commission on October 17, 2014)

4.12

Julu County Ecological Agricultural Greenhouse Phase Two 30MW Photovoltaic Power Generation Project General Contract by and between Hebei Yangpu New Energy Technology Co., Ltd. and XinyuXinwei New Energy Co., Ltd. dated October 14, 2014 (incorporated by reference to Exhibit 10.2 to our current report on Form 8-K (file No. 000-50142) filed with the Securities and Exchange Commission on October 17, 2014)

4.13	Julu County Ecological Agricultural Greenhouse Phase One 50MW Photovoltaic Power Generation Project General Contract by and between Hebei Yangpu New Energy Technology Co., Ltd. and XinyuXinwei New Energy Co., Ltd. dated October 14, 2014 (incorporated by reference to Exhibit 10.3 to our current report on Form 8-K (file No. 000-50142) filed with the Securities and Exchange Commission on October 17, 2014)

4.14

Translation of Share Purchase Agreement by and between SPI Solar Power Suzhou Co., Ltd. and China Energy Power Group Operation and Maintenance Management Jiangsu Co., Ltd. dated October 22, 2014 (incorporated by reference to Exhibit 10.2 to our current report on Form 8-K (file No. 000-50142) filed with the Securities and Exchange Commission on October 23, 2014)

4.15

Translation of Share Purchase Agreement by and between SPI Solar Power Suzhou Co., Ltd. and Liaoning Xinda New Energy Investment Co., Ltd. dated October 22, 2014 (incorporated by reference to Exhibit 10.3 to our current report on Form 8-K (file No. 000-50142) filed with the Securities and Exchange Commission on October 23, 2014)

4.16

Translation of Equity Purchase Agreement by and between SPI Solar Power Suzhou Co., Ltd., Beijing Taihedafang Investment Development Co., Ltd. and XingheChaerhu Development Co., Ltd. dated October 22, 2014 (incorporated by reference to Exhibit 10.4 to our current report on Form 8-K (file No. 000-50142) filed with the Securities and Exchange Commission on October 23, 2014)

4.17

Convertible Promissory Note Purchase Agreement by and between Solar Power, Inc. and Brilliant King Group Ltd. dated December 12, 2014 (incorporated by reference to Exhibit 10.3 to our current report on Form 8-K (file No. 000-50142) filed with the Securities and Exchange Commission on December 18, 2014)

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

109

4.20

Purchase Agreement by and between Solar Power, Inc. and Forwin International Financial Holding Limited dated December 12, 2014 (incorporated by reference to Exhibit 10.11 to our current report on Form 8-K (file No. 000-50142) filed with the Securities and Exchange Commission on December 18, 2014)

4.21

Stock Purchase Agreement by and among CECEP Solar Energy Hong Kong Co., Limited, SPI China (HK) Limited and Solar Power, Inc. dated January 15, 2015 (incorporated by reference to Exhibit 10.1 to our current report on Form 8-K (file No. 000¬50142) filed with the Securities and Exchange Commission on January 16, 2015)

4.22

Option Agreement by and between Solar Power, Inc. and Central Able Investments Limited dated January 22, 2015 (incorporated by reference to Exhibit 10.1 to our current report on Form 8-K (file No. 000-50142) filed with the Securities and Exchange Commission on January 23, 2015)

4.23

English translation of Exclusive Consultancy and Service Agreement by and between Yan Hua Internet Technology (Shanghai) Co., Ltd. and Solar Energy E-Commerce (Shanghai) Limited dated March 26, 2015 (incorporated by reference to Exhibit 10.55 to our annual report Form 10-K (file No. 000-50142) filed with the Securities and Exchange Commission on March 31, 2015)

4.24

English translation of Proxy Voting Agreement by and among Yan Hua Internet Technology (Shanghai) Co., Ltd., Solar Energy Ecommerce (Shanghai) Limited and shareholders of Solar Energy E-Commerce (Shanghai) Limited dated March 26, 2015 (incorporated by reference to Exhibit 10.56 to our annual report Form 10-K (file No. 000-50142) filed with the Securities and Exchange Commission on March 31, 2015)

4.25

English translation of Equity Interest Pledge Agreement by and among Yan Hua Internet Technology (Shanghai) Co., Ltd., Solar Energy E-Commerce (Shanghai) Limited and shareholders of Solar Energy E-Commerce (Shanghai) Limited dated March 26, 2015 (incorporated by reference to Exhibit 10.57 to our annual report Form 10-K (file No. 000-50142) filed with the Securities and Exchange Commission on March 31, 2015)

4.26

English translation of Exclusive Call Option Agreement by and among Yan Hua Internet Technology (Shanghai) Co., Ltd., Solar Energy E-Commerce (Shanghai) Limited and shareholders of Solar Energy E-Commerce (Shanghai) Limited dated March 26, 2015 (incorporated by reference to Exhibit 10.58 to our annual report on Form 10-K (file No. 000-50142) filed with the Securities and Exchange Commission on March 31, 2015)

4.27

Share Purchase Agreement by and among SPI China (HK) Limited, LDK Solar Europe Holding S.A. and LDK Solar USA, Inc. dated March 30, 2015 (incorporated by reference to Exhibit 10.1 to our current report on Form 8-K (file No. 000-50142) filed with the Securities and Exchange Commission on March 31, 2015)

4.28

Share Purchase Agreement by and among SPI China (HK) Limited., Andrew Burgess, Rami Fedda and Allied Energy Holding Pte Ltd. dated March 31, 2015 (incorporated by reference to Exhibit 10.2 to our current report on Form 8-K (file No. 000-50142) filed with the Securities and Exchange Commission on March 31, 2015)

4.29

Membership Interest Purchase Agreement by and among Solar Power, Inc., William Hedden, as Trustee of the William H. Hedden and Sandra L. Hedden Trust, Stephen C. Kircher, the chief strategy officer of SPI, as Trustee of the Kircher Family Irrevocable Trust dated December 29, 2004, and Steven Kay dated March 31, 2015 (incorporated by reference to Exhibit 10.1 to our current report on Form 8-K (file No. 000-50142) filed with the Securities and Exchange Commission on April 6, 2015)

4.30

GK Interest Sale and Purchase Agreement by and between SPI Solar Japan G.K. and Re Capital K.K. dated April 15, 2015 (incorporated by reference to Exhibit 10.1 to our current report on Form 8-K (file No. 000-50142) filed with the Securities and Exchange Commission on April 17, 2015)

110

4.31

Securities Purchase Agreement by and between EnSync, Inc. (formerly known as ZBB Energy Corporation) and Solar Power, Inc. dated April 17, 2015 (incorporated by reference to Exhibit 10.2 to our current report on Form 8-K (file No. 000-50142) filed with the Securities and Exchange Commission on April 17, 2015)

4.32

Translation of Share Purchase Agreement by and among Solar Power, Inc., Meitai Investment (Suzhou) Co., Ltd., Zhong Junhao, Li Jin, Tong Ling Hong Xin Ling Xiang Investment Partnership, Shanghai Yi Ju Sheng Yuan Investment Center, Shanghai Ninecity Investment Holding (Group) Ltd., Shanghai Yi Ju Sheng Quan Equity Investment Center, Shanghai Panshi Investment Co., Ltd. and Shanghai All-Zip Roofing System Group Co., Ltd. dated April 30, 2015 (incorporated by reference to Exhibit 10.1 to our current report on Form 8-K (file No. 000-50142) filed with the Securities and Exchange Commission on April 30, 2015)

4.33

Purchase Agreement by and between Solar Power, Inc. and Yes Yield Investments Limited dated May 4, 2015 (incorporated by reference to Exhibit 10.1 to our current report on Form 8-K (file No. 000-50142) filed with the Securities and Exchange Commission on May 7, 2015)

4.34

Option Agreement by and between Solar Power, Inc. and Yes Yield Investments Limited dated May 4, 2015 (incorporated by reference to Exhibit 10.2 to our current report on Form 8-K (file No. 000-50142) filed with the Securities and Exchange Commission on May 7, 2015)

4.35

Convertible Promissory Note Purchase Agreement by and between Solar Power, Inc. and Vision Edge Limited dated June 15, 2015 (incorporated by reference to Exhibit 10.1 to our current report on Form 8-K (file No. 000-50142) filed with the Securities and Exchange Commission on June 15, 2015)

4.36

Option Agreement by and between Solar Power, Inc. and Vision Edge Limited dated June 15, 2015 (incorporated by reference to Exhibit 10.2 to our current report on Form 8-K (file No. 000-50142) filed with the Securities and Exchange Commission on June 15, 2015)

4.37	Supply Agreement between EnSync, Inc. (formerly known as ZBB Energy Corporation) and Solar Power, Inc. dated July 13, 2015 (incorporated by reference to Exhibit 10.3 to our current report on Form 8-K (file No. 000-50142) filed with the Securities and Exchange Commission on April 17, 2015)

4.38	Governance Agreement between EnSync, Inc. (formerly known as ZBB Energy Corporation) and Solar Power, Inc. dated July 13, 2015 (incorporated by reference to Exhibit 10.2 to our current report on Form 8-K (file No. 000-50142) filed with the Securities and Exchange Commission on July 14, 2015)

4.39	Second Amended and Restated Agreement and Plan of Merger and Reorganization by and among Solar Power, Inc., SPI Energy Co., Ltd. and SPI Merger Sub, Inc. dated October 30, 2015 (incorporated by reference to Exhibit 2.1 of our current report on Form 8-K (file No. 000-50142) filed with the Securities and Exchange Commission on October 30, 2015)

4.40	Purchase Agreement by and between Tiger Capital Fund SPC and SPI Energy Co., Ltd. dated April 24, 2017 (incorporated by reference to Exhibit 4.40 to our Annual Report on Form 20-F for the year ended December 31, 2016, filed with the Securities and Exchange Commission on October 27, 2017)

4.41	Purchase Agreement by and between Qian Kun Prosperous Times Investment Limited and SPI Energy Co., Ltd. dated July 6, 2017 (incorporated by reference to Exhibit 4.41 to our Annual Report on Form 20-F for the year ended December 31, 2016, filed with the Securities and Exchange Commission on October 27, 2017)

4.42	Purchase Agreement by and between Qian Kun Prosperous Times Investment Limited and SPI Energy Co., Ltd. dated October 10, 2017 (incorporated by reference to Exhibit 4.42 to our Annual Report on Form 20-F for the year ended December 31, 2016, filed with the Securities and Exchange Commission on October 27, 2017)

4.43	Purchase Agreement by and between Alpha Assai fund sp of Sunrise SPC and SPI Energy Co., Ltd. dated October 10, 2017 (incorporated by reference to Exhibit 4.43 to our Annual Report on Form 20-F for the year ended December 31, 2016, filed with the Securities and Exchange Commission on October 27, 2017)

111

4.44	Framework Share Purchase Agreement by and among SPI Energy Co., Ltd., Thelmico Limited, SP ORANGE POWER (CYPRUS) LIMITED, THERMI TANEO Venture Capital Fund and other parties named therein, dated September 20, 2017 (previously filed)

4.45*	Sale and Purchase Agreement dated August 28, 2018 between SPI Energy Co., Ltd. And Lighting Charm Limited

8.1*	List of subsidiaries

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 11.1 of our annual report on Form 20-F (file No. 005-78703) filed with the Securities and Exchange Commission on May 17, 2016)

12.1*	Certification of the Principal Executive and Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification of Principal Executive Officer and Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Independent Registered Public Accounting Firm—KPMG Huazhen LLP

15.2***	Consent of Independent Registered Public Accounting Firm—Marcum Bernstein & Pinchuk LLP

99.1*	Letter from KPMG Huazhen LLP

101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Calculation Presentation Document

_____________________

* Filed herewith

** Furnished herewith

  *** To be filed by amendment.

112

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SPI Energy Co., Ltd.

Date: December 10, 2018	By:	/s/ Xiaofeng Peng
Name: Xiaofeng Peng
Title: Chief Executive Officer
(Principal Executive, Financial and Accounting Officer)

113

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of
SPI Energy Co., Ltd.:

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of SPI Energy Co., Ltd. (the “Company”) as of December 31, 2017, the related consolidated statements of operations, comprehensive loss, equity (deficit) and cash flows for the year ended December 31, 2017, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph – Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As disclosed in Note 2(a), the Company has a significant working capital deficiency, has incurred significant losses and needs to raise additional funds to meet its obligations and sustain its operations. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2(a). The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company’s auditor since 2018.

New York, New York
December 10, 2018

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

SPI Energy Co., Ltd.:

We have audited, before the effects of the adjustments to all share and net loss per share information to retrospectively reflect the reverse stock splits described in Note 21(a), the accompanying consolidated balance sheet of SPI Energy Co., Ltd. and subsidiaries (the “Group”) as of December 31, 2016, and the related consolidated statements of operations, comprehensive loss, equity (deficit), and cash flows for the years ended December 31, 2015 and 2016 (the 2015 and 2016 consolidated financial statements before the effects of the adjustments discussed in Note 21(a) are not presented herein). The 2015 and 2016 consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above, before the effects of the adjustments to all share and net loss per share information to retrospectively reflect the reverse stock splits described in Note 21(a), present fairly, in all material respects, the financial position of the Group as of December 31, 2016, and the results of their operations and their cash flows for the years ended December 31, 2015 and 2016, in conformity with U.S. generally accepted accounting principles.

We were not engaged to audit, review, or apply any procedures to the adjustments to all share and net loss per share information to retrospectively reflect the reverse stock splits described in Note 21(a) and, accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by Marcum Bernstein & Pinchuk LLP.

The 2015 and 2016 consolidated financial statements have been prepared assuming that the Group will continue as a going concern. The Group has suffered recurring losses from operations and has a working capital deficit and a net capital deficit as of December 31, 2016. In addition, the Group has defaulted repayment of substantial amounts of debts and borrowings.  These factors raise substantial doubt about the Group’s ability to continue as a going concern. The 2015 and 2016 consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ KPMG Huazhen LLP

Shanghai, China
October 27, 2017

SPI ENERGY CO., LTD.

CONSOLIDATED BALANCE SHEETS

(In thousands, except for share and per share data)

	December 31, 2017	December 31, 2016
ASSETS
Current assets:
Cash and cash equivalents (including amounts of consolidated variable interest entities of $nil and $1,661 as of December 31, 2017 and 2016, respectively)	$2,577	$4,178
Restricted cash (including amounts of consolidated variable interest entities of $134 and $nil as of December 31, 2017 and 2016, respectively)	1,053	9,059
Accounts receivable, net	45,316	45,609
Accounts receivable, related parties	25	7
Notes receivable	535	3,932
Costs and estimated earnings in excess of billings on uncompleted contracts, net	–	17,289
Inventories, net (including amounts of consolidated variable interest entities of $nil and $4 as of December 31, 2017 and 2016, respectively)	15,919	12,266
Project assets	42,211	27,980
Prepaid expenses and other current assets, net (including amounts of consolidated variable interest entities of $16 and $2,192 as of December 31, 2017 and 2016, respectively)	19,761	24,837
Other receivable, related parties, net	99	36
Finance lease receivable	3,816	9,140
Total current assets	131,312	154,333
Intangible assets	2,305	2,931
Goodwill	683	–
Accounts receivable, noncurrent	7,100	6,177
Other receivable, noncurrent (including amounts of consolidated variable interest entities of $231 and $636 as of December 31, 2017 and 2016, respectively)	5,558	6,848
Notes receivable, noncurrent	4,823	5,348
Property, plant and equipment, net (including amounts of consolidated variable interest entities of $9 and $25 as of December 31, 2017 and 2016, respectively)	61,328	126,985
Project assets, noncurrent	28,048	29,749
Investment in affiliates	69,606	2,214
Deferred tax assets, net	589	1,025
Finance lease receivable, noncurrent	5,959	26,208
Total assets	$317,311	$361,818
LIABILITIES AND DEFICIT
Current liabilities:
Accounts payable (including amounts of consolidated variable interest entities without recourse to the Company of $6 and $78 as of December 31, 2017 and 2016, respectively)	$58,465	$69,643
Accounts payable, related parties	4,700	4,389
Notes payable	–	2,650
Accrued liabilities (including amounts of consolidated variable interest entities without recourse to the Company of $573 and $1,222 as of December 31, 2017 and 2016, respectively)	32,810	16,574
Income taxes payable	2,900	3,089
Deferred tax liabilities	–	–
Advance from customers	31,707	17,647
Short-term borrowings and current portion of long-term borrowings	108,726	84,134
Convertible bonds	35,000	55,000
Other current liabilities, related parties	289	301
Other current liabilities (including amounts of consolidated variable interest entities without recourse to the Company of $15 and $6,090 as of December 31, 2017 and 2016, respectively)	85,310	71,217
Financing and capital lease obligations, current portion	26,399	5,884
Total current liabilities	386,306	330,528
Financing and capital lease obligations	–	21,603
Convertible bonds, noncurrent	15,785	–
Long-term borrowings, excluding current portion	9,823	15,093
Deferred tax liabilities, net	748	4,031
Other noncurrent liabilities	2,293	2,291
Commitments and contingencies	–	1,200
Total liabilities	414,955	374,746
Deficit:
Ordinary shares, par $0.0001, 500,000,000 shares authorized, 7,250,672 and 6,416,652 shares issued and outstanding as of December 31, 2017 and 2016, respectively*	1	1
Additional paid in capital	489,972	482,533
Accumulated other comprehensive loss	(33,874)	(32,744)
Accumulated deficit	(557,844)	(466,764)
Total deficit attributable to the shareholders of SPI Energy Co., Ltd.	(101,745)	(16,874)
Noncontrolling interests	4,101	4,046
Total deficit	(97,644)	(12,928)
Total liabilities and deficit	$317,311	$361,818

*The shares are presented on a retroactive basis to reflect the Company’s Reserve Stock Splits (Note 21(a))

The accompanying notes are an integral part of these consolidated financial statements.

SPI ENERGY CO., LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except for share and per share data)

	For the Years Ended December 31,
	2017	2016	2015
Net sales:
Net sales	$127,465	$140,199	$190,510
Cost of goods sold:
Cost of goods sold	117,663	120,910	176,469
Provision for losses on contracts	–	403	5,932
Total cost of goods sold	117,663	121,313	182,401
Gross profit	9,802	18,886	8,109
Operating expenses:
General and administrative	22,385	34,251	76,747
Sales, marketing and customer service	7,740	29,230	39,428
Provision for doubtful accounts, notes and other receivables	9,178	30,465	45,328
Impairment charges on goodwill and intangible assets	205	66,458	–
Impairment charges on property, plant and equipment	3,808	12,640	–
Impairment charges on project assets	4,041	13,844	10,853
Impairment charges on finance lease receivable	23,967	32,028	–
Total operating expenses	71,324	218,916	172,356
Operating loss	(61,522)	(200,030)	(164,247)
Other income (expense):
Interest expense	(18,418)	(9,043)	(9,275)
Interest income	459	1,163	2,218
Gain on extinguishment of convertible bonds	7,121	–	–
Change in fair value of derivative asset/liability	–	(2,328)	(15,650)
Tax penalty	(9,670)	–	–
Loss on investment in affiliates	(2,496)	(10,618)	(2,493)
Net foreign exchange (loss) gain	(5,843)	797	4,412
Others	(439)	(573)	628
Total other expense, net	(29,286)	(20,602)	(20,160)
Loss before income taxes	(90,808)	(220,632)	(184,407)
Income tax expense	151	336	673
Net loss including noncontolling interests	$(90,959)	$(220,968)	$(185,080)
Net gain (loss) attributable to noncontrolling interests	121	(272)	(282)
Net loss attributable to shareholders of SPI Energy Co., Ltd.	$(91,080)	$(220,696)	$(184,798)
Net loss per common share:
Basic and Diluted	(13)	(34)	(30)
Weighted average shares outstanding*
Basic and Diluted	6,826,633	6,415,616	6,120,471

*The shares are presented on a retroactive basis to reflect the Company’s Reverse Stock Splits (Note 21 (a)).

The accompanying notes are an integral part of these consolidated financial statements.

SPI ENERGY CO., LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In thousands)

	For the Years Ended December 31,
	2017	2016	2015
Net loss including noncontrolling interests	$(90,959)	$(220,968)	$(185,080)
Other comprehensive loss, net of tax of nil:
Foreign currency translation losses arising during the year	(1,196)	(16,227)	(12,355)
Total comprehensive loss including noncontrolling interests	(92,155)	(237,195)	(197,435)
Comprehensive income/(loss) attributable to noncontrolling interests	55	(264)	(380)
Comprehensive loss attributable to shareholders of SPI Energy Co., Ltd.	$(92,210)	$(236,931)	$(197,055)

The accompanying notes are an integral part of these consolidated financial statements.

SPI ENERGY CO., LTD.

CONSOLIDATED STATEMENTS OF EQUITY (DEFICIT)

(In thousands, except for share and per share data)

	Ordinary Shares		Additional Paid-In	Accumulated	Accumulated Other Comprehensive	Equity Attributable to Shareholders of SPI Energy	Noncontrolling	Total Equity
	Shares*	Amount	Capital	Deficit	Loss	Co., Ltd.	Interests	(Deficit)
Balances at December 31, 2014	5,688,480	$1	$327,629	$(61,270)	$(4,252)	$262,108	$–	$262,108
Net loss	–	–	–	(184,798)	–	(184,798)	(282)	(185,080)
Acquisition of subsidiaries	–	–	–	–	–	–	3,945	3,945
Foreign currency translation losses	–	–	–	–	(12,257)	(12,257)	(98)	(12,355)
Issuance of ordinary shares	701,484	0	91,920	–	–	91,920	–	91,920
Repurchase of ordinary shares	(100)	–	(20)	–	–	(20)	–	(20)
Debt forgiveness by LDK Group (see Note 29)	–	–	17,804	–	–	17,804	14	17,818
Exercise of share options	788	–	29	–	–	29	–	29
Share-based compensation expense	–	–	38,193	–	–	38,193	–	38,193
Balances at December 31, 2015	6,390,652	$1	$475,555	$(246,068)	$(16,509)	$212,979	$3,579	$216,558

Net loss	–	–	–	(220,696)	–	(220,696)	(272)	(220,968)
Foreign currency translation losses	–	–	–	–	(16,235)	(16,235)	8	(16,227)
Capital contribution from non-controlling interest	–	–	–	–	–	–	731	731
Issuance of ordinary shares	25,000	–	5,000	–	–	5,000	–	5,000
Exercise of share options	1,000	–	49	–	–	49	–	49
Share-based compensation expense	–	–	1,929	–	–	1,929	–	1,929
Balances at December 31, 2016	6,416,652	$1	$482,533	$(466,764)	$(32,744)	$(16,974)	$4,046	$(12,928)

Net loss	–	–	–	(91,080)	–	(91,080)	121	(90,959)
Foreign currency translation losses	–	–	–	–	(1,130)	(1,130)	(66)	(1,196)
Issuance of ordinary shares	834,020	0	6,641	–	–	6,641	–	6,641
Share-based compensation expense	–	–	798	–	–	798	–	798
Balances at December 31, 2017	7,250,672	$1	$489,972	$(557,844)	$(33,874)	$(101,745)	$4,101	$(97,644)

*The shares are presented on a retroactive basis to reflect the Company’s Reserve Stock Splits (Note 21(a)).

The accompanying notes are an integral part of these consolidated financial statements.

SPI ENERGY CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	December 31, 2017	December 31, 2016	December 31, 2015
Cash flows from operating activities:
Net loss	$(90,959)	$(220,968)	$(185,080)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	2,968	4,739	4,686
Amortization	390	519	862
Provision for inventory	587	806	2,493
Provision for doubtful accounts and notes	9,038	30,465	45,328
Impairment charges on intangible assets	205	1,235	–
Impairment charges on goodwill	–	65,223	–
Impairment charges on property, plant and equipment	3,808	12,640	–
Impairment charges on project assets	4,041	13,844	10,853
Impairment charges on finance lease receivable	23,967	32,028	–
Impairment charges to costs in excess of billings	140	–	–
Loss on investment in affiliates	2,214	10,618	2,493
Share-based compensation expense	798	1,929	38,193
Gain on extinguishment of convertible bonds	(7,121)	–	–
Amortization of debt discount-convertible bonds	2,906	–	–
Change in fair value of derivative assets/liability	–	2,328	15,650
Loss on disposal of property, plant and equipment	33	684	71
Change in deferred taxes	(253)	(345)	188
Provision for losses on contracts	–	403	5,932
Loss on bankruptcy of Energiebau	282	–	–
Non-cash interest expense	11,242	2,337	5,042
Operating income from solar system subject to financing obligation	–	(1,419)	(1,103)
Tax penalty	9,670	–	–
Other non-cash expense	1,293	283	442
Changes in operating assets and liabilities
Accounts receivable	(11,490)	4,820	(86,369)
Accounts receivable, related party	(18)	–	–
Other receivable, noncurrent	–	(6,988)	(550)
Other receivable, related party	1,010	–	–
Notes receivable	(1,799)	660	(3,329)
Finance lease receivable	5,324	3,378	(13,379)
Finance lease receivable, noncurrent	(3,718)	(3,655)	(17,804)
Costs and estimated earnings in excess of billings on uncompleted contracts	–	1,800	41,316
Restricted cash related to operating activities	8,006	25,940	(34,608)
Project assets	(7,644)	12,998	21,657
Inventories	(4,240)	14,173	(7,996)
Prepaid expenses and other assets	2,693	(11,206)	(25,580)
Accounts payable	4,749	(3,624)	605
Accounts payable, related parties	311	(739)	(10,439)
Note payable	(2,650)	(31,651)	7,594
Advances from customers	14,187	(2,046)	1,773
Income taxes payable	54	(913)	312
Accrued liabilities and other liabilities	16,354	(7,320)	25,187
Other liabilities, related party	(12)	(6)	42
Net cash used in operating activities	(3,634)	(47,030)	(155,518)

	December 31, 2017	December 31, 2016	December 31, 2015
Cash flows from investing activities:
Proceeds from repayment of interest bearing receivables	–	1,578	3,165
Proceeds from disposal of property, plant and equipment	39	–	–
Proceeds from sale and leaseback transaction	–	20,164	–
Proceeds from disposal of investment in affiliates	–	5,440	–
Investment in affiliates	–	(3,487)	(33,390)
Acquisitions of property, plant and equipment	(689)	(33,927)	(22,212)
Acquisitions of project assets	–	(631)	(22,740)
Prepayment for acquisitions of subsidiaries and project assets	–	–	(7,693)
Proceeds from uplift of bank deposit with maturity over three months upon maturity	–	–	14,175
Acquisitions of subsidiaries, net of cash acquired	43	(2,254)	(5,344)
Acquisition of short-term investments	–	–	(31,442)
Decrease of cash due to deconsolidation of Sinsin (Note 4)	(2,679)	–	–
Placement of bank deposit with maturity over three months	–	–	(5,323)
Proceeds from disposal of short-term investments	–	–	58,796
Net cash used in investing activities	(3,286)	(13,117)	(52,008)

Cash flows from financing activities:
Proceeds from issuance of ordinary shares	5,760	5,049	62,029
Proceeds from line of credit and loans payable	34,999	58,802	254,608
Proceeds from loans on solarbao platform	84,368	180,962	129,830
Decrease/(increase) in restricted cash	–	48,192	(48,032)
Proceeds from issuance of convertible bonds	–	–	20,000
Repayments of line of credit and loans payable	(36,406)	(139,957)	(196,184)
Principal payments on loans payable and capital lease obligations	(1,827)	(472)	–
Repayment of loans on solarbao platform	(81,098)	(170,395)	(89,115)
Net cash generated from/(used in) financing activities	5,796	(17,819)	133,136

Effect of exchange rate changes on cash	(477)	20	(26)
Decrease in cash and cash equivalents	(1,601)	(77,946)	(74,416)
Cash and cash equivalents at beginning of year	4,178	82,124	156,540
Cash and cash equivalents at end of year	$2,577	$4,178	82,124
Supplemental cash flow information:
Interest paid	4,270	5,798	2,753
Income tax paid	570	–	–
Non-cash activities:
Debt forgiveness from related party (Note 29) and non-controlling interests	–	–	17,818
Netting off balance due to/from third party	20,446	–	548
Reclassification from costs and estimated earnings in excess of billings on uncompleted contracts to accounts receivable	18,056	–	–
Interest capitalized to project assets	2,478	–	–
Derecognition of Project Aerojet (Note 11)	754	–	–
Coupons issued to settle accounts payable (Note 2(r))	–	2,010	10,942
Common Stock issued to acquire project assets	–	–	5,500
Common Stock issued to acquire subsidiaries	–	–	23,845
Common Stock issued to settle payable	–	–	726
Sales and leaseback arrangements to settle accounts receivable	–	36,777	10,806

The accompanying notes are an integral part of these consolidated financial statements.

SPI ENERGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US$ thousands, except share and per share data)

1.	Description of Business and Organization

Description of Business

SPI Energy Co., Ltd. (“SPI Energy” or the “Company”), its subsidiaries and consolidated variable interest entities (“VIEs”) (collectively the “Group”) is a provider of photovoltaic (“PV”) solutions for business, residential, government and utility customers and investors. The Group provides engineering, procurement and construction (“EPC”) services to third party project developers and various PV-related products and services on an e-commerce and investment platform to retail customers and solar project developers. The Group also develops solar PV projects which are either sold to third party operators or owned and operated by the Group for selling of electricity to the grid in multiple countries in Asia, North America and Europe. In Australia, the Group primarily sells solar PV components to retail customers and solar project developers.

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

The major subsidiaries and consolidated VIEs of the Company as of December 31, 2017 are summarized as below:

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

Solarbao E-commerce, Jiangsu Solarbao and Yanhua Network were incorporated by the Group in 2015 to raise interest bearing funds from individual investors through an online platform owned by Solar Energy E-Commerce (Shanghai) Limited (“Solar Energy”) for use in the purchases and leasing of solar related products to the Group or third party developers. Pursuant to the terms of the agreements entered with individual investors, Solar Energy, the Group and/or third party project developers, the Group incurs interest expenses and is expected to repay the funds provided by individual investors (See Note 17). For those transactions where the solar related products are leased to third party developers, the Group earns finance lease income (See Note 2(r) and Note 10). For those transactions where the solar related products are leased to entities within the Group, they are eliminated in the consolidated financial statements as they are inter-company transactions between two subsidiaries of the Company (with one of the subsidiaries as accounting lessor and the other one as accounting lessee). As the Group use the on-line platform owned by Solar Energy which also serves as an agent to collect funds from and repay funds to individual investors on behalf of the Group, the Group pays commission fee to Solar Energy for the services provided (See Note 28).

Solar Energy was incorporated in China on December 8, 2014 by Xiaofeng Peng (“Mr. Peng”), Min Xiahou and Jing Liu, who were the chairman of the Company’s board of directors, former deputy chairman of the Company’s board of directors and former chief financial officer of the Group, respectively. The Group determines that Solar Energy is a related party of the Group. Solar Energy operates the “www.solarbao.com” e-commerce and investment platform which primarily targets retail customers residing in the PRC. On March 26, 2015, the Group, through Yanhua Network, entered into a series of contractual arrangements with Solar Energy and its shareholders. The contractual arrangements include power of attorney, call option agreement, equity pledge agreement, and a consulting services agreement. As of the date of these consolidated financial statements, the Group has not established the legal enforceability of these contractual agreements described above including the registration of the equity pledge agreement in the relevant government bureau in the PRC. Therefore, the financial results of Solar Energy have not been included in the accompanying consolidated financial statements of the Company as the legal enforceability of the contractual agreements is yet to be established.

In March 2016, the Group established a new corporate structure and has since conducted its on-line fund raising and leasing business through Meijv instead of Solar Energy in the PRC.

On January 1, 2017, the Group deconsolidated one of the major subsidiaries, Sinsin Renewable Investment Limited (“Sinsin”) due to loss of control (see Note 4 Deconsolidation of Sinsin).

On December 13, 2017, the Group acquired 100% equity interest of Heliostixio S.A. (“Heliostixio”) (see Note 3 Business Acquisition).

Variable Interest Entities

The Group operates its on-line fund raising and leasing business and its on-line solar products trading through Meijv and Lv Neng Tao (collectively referred to as the “VIEs”) respectively. Both Meijv and Lv Neng Tao are limited liability companies established in the PRC and hold the requisite licenses and permits necessary to conduct the on-line businesses, which are restricted from foreign investment in accordance with the relevant PRC laws and regulations. Meijv was established by Shanghai Youying E-commerce Co., Ltd. (“Youying”) on June 12, 2015. Lv Neng Tao was established on June 17, 2015 by Mr. Min Xiahou, the former deputy chairman of the Company’s board of directors, Mr. Minghua Zhao, a former director of the Group and Mr. Tairan Guo, the Group’s former Chief Financial Officer. These individuals act as nominee equity holders of Lv Neng Tao on behalf of the Company. On March 17, 2016, Meijv entered into a series of contractual arrangements with Yanhua Network and Youying, including exclusive call option agreement, proxy voting agreement, exclusive business cooperation agreement and equity interest pledge agreement (collectively, the “Meijv VIE Agreements”). On January 1, 2016, Lv Neng Tao entered into a series of contractual arrangements with Yanhua Network and its legal shareholders, including exclusive call option agreement, proxy voting agreement, exclusive business cooperation agreement and equity interest pledge agreement (collectively, the “Lv Neng Tao VIE Agreements”, and together with Meijv VIE Agreements, the “VIE Agreements”).

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

Exclusive Business Cooperation Agreement

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

Equity Interest Pledge Agreement

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

The Group has determined that the VIE Agreements are in compliance with PRC laws and regulations and are legally enforceable. However, the Company cannot be certain that the PRC government authorities will not ultimately take a view contrary to that of the Company. If the Company, Yanhua Network and legal shareholders of Meijv and Lv Neng Tao were found to be in violation of any existing or future PRC laws and regulations, or fail to obtain or maintain any of the required permits and approvals, the relevant PRC regulatory authorities would have board discretion in dealing with such violations, including requiring the Company to undergo a costly and disruptive restructuring such as forcing the Company to transfer its equity interests in Yanhua Network to a domestic entity or invalidating the VIE Agreements. The imposition of any of these government actions could result in the termination of the VIE Agreements, which would result in the Company losing the (i) ability to direct the activities of the VIEs and (ii) rights to receive substantially all the economic benefits and residual returns from the VIEs. In the opinion of the management, the likelihood of the termination of the VIE Agreements is remote based on the facts and circumstances.

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

There is no VIE in which the Group has a variable interest but is not the primary beneficiary. Currently, there is no contractual arrangement that could require the Group to provide financial support to the VIEs.

The following assets and liabilities information of the VIEs and their operating results and cash flows have been included in the accompanying consolidated financial statements as of and for the years ended December 31, 2017 and 2016:

	December 31, 2017	December 31, 2016
ASSETS
Cash and cash equivalents	$–	$1,661
Restricted cash	134	–
Inventories, net	–	4
Prepaid expenses and other current assets	16	2,192
Other receivable, noncurrent	231	636
Property, plant and equipment, net	9	25
Total assets	$390	$4,518

LIABILITIES
Accounts payable	$6	$78
Accrued liabilities	573	1,222
Other current liabilities due to intra-group entities*	15,421	9,411
Other current liabilities	15	6,090
Total liabilities	$16,015	$16,801

	For the Year Ended December 31, 2017	For the Year Ended December 31, 2016
Net sales	$–	$2,503
Net sales from intra-group entities	583	1,226
Net loss	(4,964)	(12,209)

	For the Year Ended December 31, 2017	For the Year Ended December 31, 2016
Net cash (used in)/provided by operating activities	$(1,661)	$1,997
Net cash used in investing activities	–	(336)
Net cash provided by financing activities	–	–

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

The Group has suffered significant recurring losses from operations and operating cash outflows. The Group has incurred a net loss of $90,959 and had operating cash outflow of $3,634 during the year ended December 31, 2017. As of December 31, 2017 the Group had accumulated deficit of $557,844. Working capital deficit (current liabilities less current assets) increased significantly from $176,195 at December 31, 2016 to $254,994 at December 31, 2017.

As of December 31, 2017, the convertible bonds were overdue for repayment (See Note 19). Further, since April 2017 the Group has defaulted repayment for significant amounts of borrowing raised from individual investors through the on-line platform. As of December 31, 2017, principal amounts and interests of approximately $92,769 (RMB 604 million) (See Note 16) in the aggregate were overdue without full payment.

These and other factors disclosed in these financial statements raise substantial doubt as to the Group’s ability to continue as a going concern. Management believes that it has developed a liquidity plan, as summarized below, that, if executed successfully, will provide sufficient liquidity to meet the Group’s obligations for a reasonable period of time.

Disposition of SPI China (HK) Limited

On August 30, 2018, the Group entered into a share purchase agreement (the “SPA”) with Lighting Charm Limited (“Lighting Charm”), an affiliate of Tracy Zhoushan, the spouse of Xiaofeng Peng, the Group’s Chairman of the Board of Directors and Chief Executive Officer. The agreement has been approved by an independent committee of the Group’s Board of Directors. The SPA provides that the Group sold Lighting Charm the 100% equity interest of SPI China (HK) Limited (“SPI China”), which holds all of the Group’s assets and liabilities related to its business in China (the “Acquired Business”). The Acquired Business includes EPC business, PV projects, Internet finance lease related business, and E-commerce in China. Pursuant to the terms of the SPA, the consideration for the Acquired Business to be paid by the Lighting Charm to the Group in cash was US$1.00.

As one of the closing conditions as stated in the SPA, the Group effected an internal restructuring following which SPI China held the Group's subsidiaries in China only, while subsidiaries originally held by SPI China related to the Group’s business outside China were transferred to other subsidiaries of the Group.

In 2017, SPI China incurred a net loss of $62,134. As of December 31, 2017, SPI China had accumulated deficit of $263,204 and working capital deficit of $154,610.

Amendment Agreement of Convertible Bonds

On June 29, 2018, according to the Second Amendment Agreement (See Note 20), the repayment of $20,000 of the principal amount of the convertible bond and interest thereon will be due after December 2019. Pursuant to the new amendment, $15,785 convertible bonds have been reclassified to non-current liabilities as of December 31, 2017.

Furthermore, for the remaining $35,000 convertible bonds, the Group has been proactively and continuously negotiating with the bond holders for a settlement arrangement acceptable by the two parties. Among other options, the Group has been exploring the possibility of a settlement of the outstanding convertible bonds payable through a combination of cash payments and share issuances, and a settlement schedule that would reduce the Group’s cash payment level in the next twelve months.

Working Capital Management

The Group has planned to mobilize the construction of a project in North America of total capacity of 5MW in the first quarter of 2018 and expected to complete the construction and sales of these 5MW project by the third quarter of 2019. The Group has started the engineering design of another North America project of total capacity of 4.7MW in October 2017 and expected to complete the construction and sales of this FIT project by the third quarter of 2019. Both of the two projects are indeed with good value and return, the completion and sales of these projects will expect to bring in significant amount of cash to the company to improve liquidity and capital to reinvest into new Solar projects.

The Group has decided to postpone the planned investments in certain new project assets and has been closely monitoring the level of the Group’s capital spending level until liquidity position has improved. These initiatives aim at preserving cash and generating operating cash flows to enable the Group to repay the borrowings and accounts payable.

Cost Saving Measures

The Group has implemented certain measures with an aim to reduce its operating expenses. Such measures include: 1) strictly controlling and reducing business, marketing and advertising expenses in United States and Australia; 2) relocating certain offices in United States and United Kingdom to save office rental; and 3) lowering the remuneration of the Group’s management team.

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

The preparation of the consolidated financial statements in conformity with US GAAP requires the Group to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant accounting estimates reflected in the Company’s consolidated financial statements include the allowance made for doubtful accounts receivable and other receivable, inventory write-downs, the impairment of finance lease receivables, the estimated useful lives of long-lived assets, the impairment of goodwill, long-lived assets and project assets, fair value of derivative liability, valuation allowance of deferred income tax assets, accrued warranty expenses, percentage-of-completion for revenue recognition, the grant-date fair value of share-based compensation awards and related forfeiture rates, and fair value of financial instruments and assumptions related to the consolidation of entities in which the Company holds variable interests. Changes in facts and circumstances may result in revised estimates. The current economic environment has increased the degree of uncertainty inherent in those estimates and assumptions.

(d)	Foreign Currency Translation and Foreign Currency Risk

The functional currency of the Company and subsidiaries located in the United States is the United States dollar (“US$” or “$”). The functional currency of the Company’s subsidiaries located in the PRC, Europe, United Kingdom, Japan and Australia are Renminbi (“RMB”), EURO (“EUR”), Pounds(“GBP”), JPY and AUD, respectively. Transactions denominated in foreign currencies are re-measured into the functional currency at the rates of exchange prevailing when the transactions occur. Monetary assets and liabilities denominated in foreign currencies are re-measured into the functional currency at rates of exchange in effect at the balance sheet dates. Exchange gains and losses are included in the consolidated statements of operations.

The Group’s reporting currency is the US$. Assets and liabilities of subsidiaries, whose functional currency is not the US$, are translated into US$ using exchange rates in effect at each period end, and revenues and expenses are translated into US$ at average rates prevailing during the year, and equity is translated at historical exchange rates, except for the change in retained earnings during the year which is the result of the income or loss. Gains and losses resulting from the translations of the financial statements of these subsidiaries into US$ are recognized as other comprehensive income or loss in the consolidated statement of comprehensive loss.

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

Restricted cash represent bank deposits that can’t be withdrawn without prior notice or approval due to legal issues, and bank deposits held as collateral for issuance of notes payable, letters of credit, or bank borrowings. Upon maturity of the notes payable and letters of credit as well as repayment of bank borrowings, the deposits are released and become available for general use by the Group. Restricted cash are reported within cash flows from operating, investing or financing activities in the consolidated statements of cash flows with reference to the purpose of being restricted. Restricted cash, which matures twelve months after the balance sheet date, is classified as non-current assets in the consolidated balance sheets.

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

The Group maintains allowances for doubtful accounts and for costs and estimated earnings in excess of billings on uncompleted contracts for uncollectible accounts receivable. The Group regularly monitors and assesses the risk of not collecting amounts owed by customers. This evaluation is based upon a variety of factors, including an analysis of amounts current and past due along with relevant history and facts particular to the customer. The Group does not have any off-balance-sheet credit exposure related to its customers. As at December 31, 2017 and 2016, the Group made allowance of $16,508 and $13,337 for costs and estimated earnings in excess of billings on uncompleted contracts.

(i)	Notes Receivable

Notes receivable consists of non-interest bearing commercial bank acceptance notes received from EPC customers in China and a 12-year interest-bearing promissory note issued by an EPC customer in 2015. As at December 31, 2017 and 2016, all bank acceptances notes were due for settlement within the next 12 months after the balance sheet date and were classified as current assets on the consolidated balance sheet. The promissory note carries interests at 6% per annum and is settled by pre-determined installments. Installment payments that fall due within 12 months and over 12 months after the balance sheet date are classified as current assets and non-current assets respectively on the consolidated balance sheet. As of December 31, 2017 and 2016, no allowance was made against the notes receivable.

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

For project assets held for development and sale, the Group considers a project commercially viable if it is anticipated to be sold for a profit once it is either fully developed or fully constructed. The Group also considers a partially developed or partially constructed project commercially viable if the anticipated selling price is higher than the carrying value of the related project assets plus the estimated cost to completion. The Group considers a number of factors, including changes in environmental, ecological, permitting, market pricing or regulatory conditions that affect the project. Such changes may cause the cost of the project to increase or the selling price of the project to decrease. The Group records an impairment loss of the project asset to the extent the carrying value exceed its estimated recoverable amount. The recoverable amount is estimated based on the anticipated sales proceeds reduced by estimated cost to complete such sales. In 2017, 2016 and 2015, the Group recorded impairment loss of $687, $5,138 and $5,932, respectively, for certain project assets held for development and sale.

In addition to PV solar power systems that are developed for sale or held for the Group’s own use, the Group also invested in several PV solar power projects under engineering, procurement and construction (“EPC”) contracts with third party project owners during the years ended December 31, 2017, 2016 and 2015. In respect of these EPC contracts, there was mutual understanding between the Group and the respective project owners upon the execution of the EPC contracts that the title and ownership of the PV solar power systems would transfer to the Group upon the completion of construction. Management determined that the substance of the arrangements is for the Group to construct the PV solar power systems under the legal title of the project owners with the title and ownership of the systems transferred to the Group upon the construction completion, at which time such title transfer is permitted under local laws. The project assets under construction were pledged to the Group before title transfer. Like normal project assets, classification in consolidated statement of cash flow as investing activities or operating activities for these project assets are based on the intention for own use or sale. Based on the Group’s intention to hold for own use, the projects costs incurred for these EPC contracts are presented as investing activities in the consolidated statement of cash flows. The Group recorded impairment loss for such project assets of $3,354, $8,706 and $10,853 for the years ended December 31, 2017, 2016 and 2015, respectively.

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

The Group’s long-lived assets include property, plant and equipment, project assets and other intangible assets with finite lives. The Group evaluates long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group be tested for possible impairment, the Group first compare undiscounted cash flows expected to be generated by that asset or asset group to its carrying amount. If the carrying amount of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying amount exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary. Any impairment write-downs would be treated as permanent reductions in the carrying amounts of the assets and a charge to operations would be recognized. Impairment losses on project assets of $4,041, $13,844 and $10,853 was recognized for the years ended December 31, 2017, 2016 and 2015, respectively. Impairment loss on property, plant and equipment of $3,808, $12,640 and $nil was recognized for the years ended December 31, 2017, 2016 and 2015, respectively. Impairment loss on intangible assets of $205, $1,235 and $nil was recognized for the years ended December 31, 2017, 2016 and 2015, respectively.

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

See Note 18 “Goodwill and Other Intangible Assets” for additional information on the Group’s goodwill impairment tests.

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

The Company recognizes in the consolidated financial statements the impact of a tax position, if that position is more likely than not of being sustained upon examination, based on the technical merits of the position. In evaluating whether a tax position has met the more-likely-than-not recognition threshold, management presumes that the position will be examined by the appropriate taxing authority that has full knowledge of all relevant information. In addition, a tax position that meets the more-likely-than-not recognition threshold is measured to determine the amount of benefit to be recognized in the financial statements. The tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon settlement. The Group’s tax liability associated with unrecognized tax benefits is adjusted periodically due to changing circumstances, such as the progress of the tax audits, case law developments and new or emerging legislation. Such adjustments are recognized entirely in the period in which they are identified. The Group records interest and penalties related to an uncertain tax position, if and when required, as part of income tax expense in the consolidated statements of operations. No reserve for uncertainty tax position was recorded by the Group for the years ended December 31, 2017, 2016 and 2015.

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

Construction contracts

Revenue on photovoltaic system construction contracts is generally recognized using the percentage-of-completion method of accounting, unless the Group cannot make reasonably dependable estimates of the costs to complete the contract or the contact value is not fixed, in which case the Group would use the completed contract method. Under the percentage-of-completion method, the Group measures the cost incurred on each project at the end of each reporting period and compares the result against the estimated total costs at completion. The costs incurred for construction contract mainly include the purchase costs of direct materials and solar modules, which are included in assessing percentage-of-completion when they have been permanently placed or affixed to the solar power system as required by engineering designs. The percentage of cost incurred determines the amount of revenue to be recognized. Payment terms are generally defined by the contract and as a result may not match the timing of the costs incurred by the Group and the earnings accrued thereon. Such differences are recorded as costs and estimated earnings in excess of billings on uncompleted contracts (an asset account) or billings in excess of costs and estimated earnings on uncompleted contracts (a liability account). For the years ended December 31, 2017, 2016 and 2015, $nil, $2,369 and $2,161 of progress payments have been netted against unbilled receivable disclosed in the account costs and estimated earnings in excess of billings on uncompleted contracts.

The percentage-of-completion method requires the use of various estimates, including, among others, the extent of progress towards completion, contract revenues and contract completion costs. Contract revenues and contract costs to be recognized are dependent on the accuracy of estimates, including direct material and labor costs and those indirect costs related to contract performance, such as indirect labor, supplies, tools, repairs, and depreciation costs. The Group has a history of making reasonable estimates of the extent of progress towards completion, contract revenues and contract completion costs. However, due to uncertainties inherent in the estimation process, it is possible that actual contract revenues and completion costs may vary from estimates. Under the completed-contract method, contract costs are recorded to a deferred project costs account and cash received are recorded to a liability account during the periods of construction. All revenues, costs, and profits are recognized in operations upon completion of the contract. A contract is considered complete and revenue recognized when all costs except insignificant items have been incurred and final acceptance has been received from the customer and receivables are deemed to be collectible. Provisions for estimated losses on uncompleted contracts, if any, are recognized in the period in which the loss first becomes probable and reasonably estimable. For each of the years ended December 31, 2017, 2016 and 2015, no estimated losses on uncompleted contracts have been recorded.

Sales of project assets

The Group recognizes the revenue for project assets sales with the concurrent sale or the concurrent lease of the underlying land, whether explicit or implicit in the transaction, in accordance with ASC 360-20, Real Estate Sales. For these transactions, the Group has determined that the project asset sale represents the sale of real estate and is therefore subject to the revenue recognition guidance applicable to real estate. A PV solar system is determined to be integral equipment when the cost to remove the equipment from its existing location, ship and reinstall at a new site, including any diminution in fair value, exceeds ten percent of the fair value of the equipment at the time of original installation. Generally, the Group recognizes revenue and profit using the full accrual method once the sale is consummated, the buyer’s initial and continuing investments are adequate to demonstrate its commitment to pay, the receivable from buyer is not subject to any future subordination, and the Group has transferred the usual risk and rewards of ownership to the buyer and does not have a substantial continuing involvement with the project assets.

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

As discussed in Note 1 and Note 17, the Group raised funds from individual investors through the on-line platform of Meijv (and Solar Energy prior to March 2016) to purchase solar related products for leasing to third party project developer. Although a tri-party lease agreement is signed among the individual investors, the Group and the third party developer with individual investors as legal lessor and the third party developers as legal lessee, the Group is considered as the accounting lessor in substance because 1) the lease terms, rate of return on the investment funds from individual investors, the initial purchase price and the lease rental of the solar related products payable by the PV developers and the purchase contract of the solar related products entered with manufacturer are negotiated and concluded by the Group without any involvement by the individual investors; and 2) although the Group does not grant redemption right or guarantee repayment in respect of funds provided by individual investors and the return they are entitled to, the Group is expected to repay the funds and return under industry practice in the PRC. Accordingly, the individual investors do not take credit risk in respect of any default payment by the lessee nor risk of claim on the leased assets; 3) the Group is subject to the credit risk as a principal of the lease transaction and exposes to the reputational and business risk to return the funds to the individual investors and assume the title of the leased asset after the lock-up period. In substance, the individual investors provided funds (as lender) to finance the Group (as borrower) for its purchases of the Underlying PV Products for leasing to third party in return for a fixed return. In this regard, lease accounting is adopted with Group as accounting lessor and the third party developer as accounting lessee under finance lease in the Group’s consolidated financial statements upon the inception of the leases.

Since 2017, the third party developers defaulted the payment which indicated that the collectability is not reasonably assured. Accordingly, the Group recognized financial service revenue only when received cash payment from lessees. The Group recognized interest earned on finance leases, for finance lease as “Net sales-financial service revenue” in the amount of $695, $4,387 and $1,486 in 2017, 2016 and 2015, respectively.

In connection with the launch of the above financing and leasing products, the Group issued coupons to certain third party vendors with total face value of $nil, $2,010 and $10,944 for the years ended December 31, 2017, 2016 and 2015. These coupons are freely transferrable between holders but could not be redeemed in cash. Each coupon has an expiry date for redemption. Prior to the expiry date, when the holders subscribe the on-line products through the on-line platform, the holders could redeem the coupons such that the original purchase price to be paid for the on-line products would be reduced by the face value of the coupons.

For the years ended December 31, 2017, 2016 and 2015, coupons totaling $nil, $2,010 and $10,942 were recorded as settlement of those third party vendors’ trade payable balance and were reclassified as other current liabilities when the coupons are received by vendors on the above basis. As of December 31, 2017 and 2016, all coupons issued to these counterparties had been expired or redeemed.

In order to promote the above on-line products on the platform, the Group offered, from time to time, discount from 5% to 20% on the unit value for investment units subscribed by individual investors. The discount offered for on-line products subscribed by individual investors is amortized as interest expense using the effective interest rate method through the end of the lock-up period or maturity date, which is the earliest date that the Group could be required to repay the unit value in respect of the investment made by individual investors. As of December 31, 2017 and 2016, the unamortized discount balances of total discount offered were $nil and $474, respectively. For the years ended December 31, 2017, 2016 and 2015, discount balances of $1,044, $1,151 and $3,163 have been amortized as interest expenses respectively.

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

The Group enters into derivative financial instrument arising from the business combination of Solar Juice and the investment as mentioned in Note 12 to the consolidated financial statements. The Group recognizes all derivative instruments as either assets or liabilities in the balance sheet at their respective fair values. There’s no derivative instruments as of December 31, 2017 and 2016, and changes in the fair value are recognized as change in fair value of derivative assets/liabilities in consolidated statements of operations.

(u)	Capitalized Interest

The Group’s policy is to capitalize interest cost incurred on debt during the construction of major projects exceeding three months. A reconciliation of total interest cost to “Interest Expense” as reported in the consolidated statements of operations for 2017, 2016 and 2015 is as follows:

	December 31,	December 31,	December 31,
	2017	2016	2015
Interest cost capitalized	$2,478	$2,273	$2,268
Interest cost charged to expense	18,418	9,043	9,275
Total interest cost	$20,896	$11,316	$11,543

(v)	Advertising

Advertising costs amounted to $755, $5,206 and $22,448 in 2017, 2016 and 2015, respectively. The Group expenses the costs of producing advertisements as incurred. Regarding the sponsorships of events, the sponsorship amounts are amortized over the period during which the performance under the sponsorship is received.

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

(x)	Recently Adopted and Recently Issued Accounting Guidance

In May 2014, the Financial Accounting Standards Board (“FASB”), issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers, which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. ASU 2014-09 will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective. This ASU was originally effective for fiscal years and interim periods beginning after December 15, 2016. In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers (“ASU 2015-14”), which amends ASU 2014-09 and defers its effective date to fiscal years and interim reporting periods beginning after December 15, 2017. ASU 2015-14 permits earlier application only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. The standard allows for either a full retrospective or modified retrospective transition method. In March and April 2016, the FASB issued the following amendments to clarify the implementation guidance: ASU No. 2016-08, Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net) and ASU No. 2016-10 Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing. In September 2017, the FASB issued ASU No. 2017-13, Revenue Recognition (Topic 605), Revenue from Contracts with Customers (Topic 606), Leases (Topic 840), and Leases (Topic 842) adds SEC paragraphs pursuant to an SEC Staff Announcement made at the July 20, 2017 EITF Meeting, which addresses Transition Related to Accounting Standards Updates No. 2014-09, Revenue from Contracts with Customers (Topic 606), and No. 2016-02, Leases (Topic 842). The Group is currently evaluating the impact of adopting ASU 2016-02 and ASU 2018-11 on the Group’s consolidated financial statements.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). Under the new guidance, lessees will be required to recognize the following for all leases (with the exception of short-term leases) at the commencement date: (1) a lease liability, which is a lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis; and (2) a right-of-use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term. Under the new guidance, lessor accounting is largely unchanged. Certain targeted improvements were made to align, where necessary, lessor accounting with the lessee accounting model and Topic 606, Revenue from Contracts with Customers. The new lease guidance simplified the accounting for sale and leaseback transactions primarily because lessees must recognize lease assets and lease liabilities. Lessees (for capital and operating leases) and lessors (for sales-type, direct financing, and operating leases) must apply a modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements. The modified retrospective approach would not require any transition accounting for leases that expired before the earliest comparative period presented. Lessees and lessors may not apply a full retrospective transition approach. ASU 2016-02 is effective for public companies for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years, with early adoption permitted. In July 2018, the FASB issued Accounting Standards Update (ASU) 2018-11, Lease (Topic 842) Targeted Improvements. The amendments in this Update provide entities with an additional (and optional) transition method to adopt the new leases standard and provide lessors with a practical expedient, by class of underlying asset, to not separate nonlease components from the associated lease component and, instead, to account for those components as a single component if the nonlease components otherwise would be accounted for under the new revenue guidance (Topic 606). The Group is currently evaluating the impact of adopting ASU 2016-02 and ASU 2018-11 on the Group’s consolidated financial statements.

In March 2016, the FASB issued ASU 2016-07, “Investments—Equity Method and Joint Ventures (Topic 323): Simplifying the Transition to the Equity Method of Accounting”, which eliminates the requirement to retrospectively apply the equity method in previous periods. Instead, the investor must apply the equity method prospectively from the date the investment qualifies for the equity method. The amendments in this update are effective for financial statements issued for annual periods beginning after December 15, 2016, and interim periods within those annual periods, with early adoption permitted. The adoption of this guidance is not expected to have a material impact on the Group's consolidated financial condition, results of operations or cash flows.

In March 2016, the FASB issued ASU 2016-09, “Compensation - Stock Compensation (Topic 718),” which simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. ASU 2016-09 is effective for public companies for fiscal years beginning after December 15, 2016. The Company has adopted the new Update for the year ended December 31, 2017.

In June 2016, the FASB issued ASU 2016-13, “Financial Instruments - Credit Losses (Topic 326).” The amendments in this ASU replace the “incurred loss” methodology for recognizing credit losses with a methodology that reflects expected credit losses and requires consideration of a broader range of information including past events, current conditions and reasonable and supportable forecasts that affect the collectability of reported amounts of financial assets that are not accounted for at fair value through net income, such as loans, certain debt securities, trade receivables, net investment in leases, off-balance sheet credit exposures and reinsurance receivables. Under the current GAAP incurred loss methodology, recognition of the full amount of credit losses is generally delayed until the loss is probable of incurring. Current GAAP restricts the ability to record credit losses that are expected, but do not yet meet the probability threshold. ASU 2016-13 becomes effective for public companies for fiscal years beginning after December 15, 2019. In November 2018, the FASB issued ASU 2018-19, “Codification Improvement to Topic 326, Financial Instruments-Credit Losses”. The Group is evaluating the impact that ASU 2016-13 will have on its consolidated financial statements and related disclosures.

In August 2016, the FASB issued ASU 2016-15, “Classification of Certain Cash Receipts and Cash Payments (Topic 230).” The new guidance is intended to reduce diversity in how certain transactions are classified in the consolidated statement of cash flows. ASU 2016-15 will be effective for public companies for fiscal years beginning after December 15, 2017. The adoption of this guidance is not expected to have a material impact on the Group's consolidated financial condition, results of operations or cash flows.

In October 2016, the FASB issued ASU 2016-16, “Income Taxes (Topic 740), Intra-Entity Transfers of Assets Other Than Inventory.” ASU 2016-16 requires entities to recognize the income tax consequences of an intra-entity transfer of an asset other than inventory when the transfer occurs. Current GAAP prohibits the recognition of current and deferred income taxes for an intra-entity asset transfer until the asset has been sold to an outside party. ASU 2016-16 will be effective for public companies for fiscal years beginning after December 15, 2017. The adoption of this guidance is not expected to have a material impact on the Group's consolidated financial condition, results of operations or cash flows.

In November 2016, the FASB issued ASU No. 2016-18, “Statement of Cash Flows (Topic 230): Restricted Cash”. The guidance requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The standard is effective for fiscal years beginning after December 15, 2017, and interim period within those fiscal years. Early adoption is permitted, including adoption in an interim period. The standard should be applied using a retrospective transition method to each period presented. The adoption of this guidance is not expected to have a material impact on the Group's consolidated financial condition, results of operations or cash flows.

In January 2017, the FASB issued ASU 2017-04, “Goodwill and Other (Topic 350) — Simplifying the Test for Goodwill Impairment.” ASU 2017-04 simplifies the subsequent measurement of goodwill by eliminating Step 2 of the goodwill impairment test. In computing the implied fair value of goodwill under Step 2, an entity had to perform procedures to determine the fair value at the impairment testing date of its assets and liabilities (including unrecognized assets and liabilities) following the procedure that would be required in determining the fair value of assets acquired and liabilities assumed in a business combination. As a result of ASU 2017-04, an entity should perform its goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount and then recognize an impairment charge, as necessary, for the amount by which the carrying amount exceeds the reporting unit’s fair value, not to exceed the total amount of goodwill allocated to that reporting unit. ASU 2017-04 is effective for fiscal years and interim periods within those years beginning after December 15, 2019, and early adoption is permitted for interim or annual goodwill impairment tests performed after January 1, 2017. The adoption of this guidance is not expected to have a material impact on the Group's consolidated financial condition, results of operations or cash flows.

In February 2018, the FASB issued guidance to address the income tax accounting treatment of the tax effects within other comprehensive income due to the enactment of the Tax Cuts and Jobs Act (the “Tax Act”). This guidance allows entities to elect to reclassify the tax effects of the change in the income tax rates from other comprehensive income to retained earnings. The guidance is effective for periods beginning after December 15, 2018 although early adoption is permitted. In March 2018, the FASB issued ASU No. 2018-05, Income Tax (Topic 740) - Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 118. This update adds SEC paragraphs pursuant to the SEC Staff Accounting Bulletin No. 118, which expresses the view of the staff regarding application of Topic 740, Income Taxes, in the reporting period that includes December 22, 2017 - the date on which the Tax Act was signed into law. The Group is currently evaluating the impact of this guidance on its consolidated financial statements.

The Group does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the consolidated financial position, statements of operations and cash flows.

3.	Business Acquisitions

On September 20, 2017, the Group entered into a Framework Share Purchase Agreement with Thermi Taneo Venture Capital Fund (“Thermi”) to settle the Group’s EPC receivable from Thermi. Pursuant to the Framework Share Purchase Agreement, the Group agreed to purchase 100% equity interest in Heliohrisi S.A. (“Heliohrisi”), Heliostixio S.A. (“Heliostixio”) and Thermi Sun S.A. (“Thermi Sun”) from Thermi.

On December 13, 2017, the Group entered into a Share Purchase Agreement (“Heliostixio Purchase Agreement”) with Thermi and purchased 100% equity interest of Heliostixio at a cash price of $2,108 (EUR 1,757). Heliostixio is a Company located in Greece, with a solar photovoltaic project of 1.082 MW peak capacity. Pursuant to Heliostixio Purchase Agreement, the closing date of the acquisition was December 13, 2017, and the Group obtained related control of Heliostixio.

The acquisition has been accounted for under ASC 805 Business Combinations. The Group made estimates and judgments in determining the fair value of acquired assets and liabilities, based on management’s experiences with similar assets and liabilities. The allocation of the purchase price is as follows:

Identifiable assets acquired and liabilities assumed
Cash and cash equivalents	$43
Accounts receivable	183
Property, plant and equipment	2,314
Accounts payable	(918)
Deferred tax liabilities	(185)
Other payable	(12)
Identifiable net assets acquired (a)	1,425
Consideration (b)	2,108
Goodwill (b-a)	$683

Goodwill primarily represents the intangible benefits that would accrue to the Group that do not qualify for separate recognition.

Pro forma financial information is not presented for the acquisition of Heliostixio as its revenue and earnings were not material to the consolidated statements of operations.

4.	Deconsolidation of Sinsin

Pursuant to a share sale and purchase agreement dated September 6, 2014 (“Sinsin SPA”), the Group, through its wholly owned subsidiary SPI China (HK) Limited (“SPI HK”), acquired the 100% equity interest of Sinsin Renewable Investment Limited (“Sinsin”) from its former shareholders, Sinsin Europe Solar Asset Limited Partnership and Sinsin Solar Capital Limited Partnership (collectively, the “Sinsin Group”). Sinsin owns and operates four solar photovoltaic projects in Greece with an aggregate capacity of 26.57 MW. According to the Sinsin SPA, 70% of the acquisition price would be paid in cash in four installments, while the remaining 30% has been settled by the transfer of Group’s shares to Sinsin Group. In addition, the shares of the Greek project companies which own the 26.57 MW projects were pledged in favor of Sinsin Group to secure the repayment of the full purchase price to Sinsin Group. Finally, pursuant to the Sinsin SPA, Sinsin Group undertook the obligation vis-à-vis the Group, to appoint the Group as its EPC Contractor for solar photovoltaic projects of 360MW, which would be developed by Sinsin Group internationally over a period of three years (the “360MW EPC assignment obligation”).

However, Sinsin Group failed to fulfil its 360MW EPC assignment obligation and, as a result thereof, the Group ceased payment of the last two installments of the purchase price of $45,749 (EUR 38,054). In March, 2016, the Group entered into a supplementary agreement with Sinsin Group (“Supplementary Agreement”) in order to extend the Group’s payment obligations of the outstanding consideration up to November 30, 2017.

Moreover, pursuant to the Supplementary Agreement: (a) Sinsin Group would be entitled to supervise and manage the bank accounts of Sinsin to ensure that all the electricity income would be applied towards repayment of any outstanding purchase consideration and (b) Sinsin Group would support the Group in securing project finance for the above projects.

However, and despite the above obligation by Sinsin Group, the Group was not able to secure project finance and, as a result therefrom, the last two installments of the purchase consideration were not paid to Sinsin Group.

After the acquisition in 2014, Sinsin was managed by a board of directors which consisted of three members from the Group. Effective on July 1, 2015, Mr. Ye Dejun, who worked for Sinsin Group before the acquisition, joined the Company as CEO and was assigned to replace an original director in Sinsin in December of 2015. In March of 2016, Mr. Ye resigned from his role as CEO and was appointed to the Company’s Board as a director and executive vice president. However, on October 9, 2017, Mr. Ye resigned from his position as a director of the Company. Due to his demission, on December 19, 2017, in an Extraordinary General Meeting of the shareholders of Sinsin, a resolution was passed to remove Mr. Ye from the board of directors of Sinsin, and appoint a new director who represented the Group, which caused the Sinsin Group filed a petition before the Athens One-Member First Instance Court to suspend the force of the Extraordinary General Meeting resolution.

In November 2017, Sinsin Group claimed that the Group was in default of the Sinsin SPA and the Supplementary Agreement and attempted to exercise the pledge agreements and take control of the Greek project companies. The Group denied such allegations and responded that it is Sinsin Group the party who defaulted in its contractual obligations. Litigation and arbitration proceedings ensued in Greece and Malta. SPI Group filed a claim against Sinsin group before the arbitration court in Malta requesting the award of circa $65,000 (EUR 54,000) in damages (arising out of the breach of the 360MW EPC assignment obligation) and Sinsin Group filed a counterclaim against the Group requesting payment of the outstanding purchase price.

Moreover, Sinsin Group’s petition to take control over the Greek project companies (and the funds that such project companies had in their bank accounts from the electricity income generated) was rejected by the Athens One-Member First Instance Court. More particularly, the court issued a provisional measures decision on June 25, 2018, by virtue of which an interim management was appointed of the Greek project companies, which consists of two members elected by Sinsin Group and one member elected by the Group. As the date of this report, the legal dispute is still ongoing (See Note 25 (b) Contingencies).

In view of above situations, the Group considered that it would not be able to manage any funds or operations of Sinsin even if it had taken actions on an earlier time in 2017, and it could not benefit from any net income of Sinsin in 2017. In addition, the Group could not access to or obtain sufficient financial information or operational documents for 2017 to direct Sinsin’s financial and operational decisions.

The above facts directly affected the Group’s ability to effectively control Sinsin and make any direct management decisions or have any direct impact on Sinsin’s polices, operations or assets without the agreement of Sinsin Group. Therefore, the Group deconsolidated Sinsin as of January 1, 2017. The financial position of Sinsin as of the date of deconsolidation was as below:

January 1, 2017
ASSETS
Restricted cash	2,679
Accounts receivable	3,594
Prepaid expenses and other current assets	4,000
Amount due from inter-group entities	7,817
Property, plant and equipment, net	55,458
Deferred tax assets	179
Total assets	$73,727
LIABILITIES
Accounts payable	$809
Income tax payable	243
Deferred tax liabilities	2,958
Other current liabilities	111
Total liabilities	$4,121

As of December 31, 2017, the Group’s carrying amount of the investment in Sinsin was $69,606 on the consolidated balance sheet.

5.	Restricted Cash

At December 31, 2017 and 2016, the Group had restricted bank deposits of $1,053 and $9,059, respectively. The restricted bank deposits as at December 31, 2017 mainly represent bank deposits put under the custodian of Police Department of Suzhou Industrial Park (“Police Department”) which cannot be withdrawn or used without the prior notice of Police Department. The restricted bank deposits as at December 31, 2016 represent guarantee deposits, which primarily include reserves of $4,954 for bank acceptance notes and short-term borrowings issued by the Group to suppliers with maturity period of 6 or 12 months, $1,392 in several bank accounts which was frozen due to certain lawsuits filed by the suppliers and $2,679 of bank deposits put under the custodian of Sinsin Group.

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

Accounts receivable, current, as at December 31, 2017 and 2016 primarily consists of receivables arose from EPC services, trading and sales of solar PV related components. The aging of accounts receivable as of December 31, 2017 and 2016, prepared based on credit period offered, consisted of the followings:

	December 31, 2017			December 31, 2016
	Gross	Allowance	Net	Gross	Allowance	Net
Current	8,581	–	8,581	9,077	–	9,077
0-90 days past due	4,878	–	4,878	6,817	–	6,817
91-180 days past due	2,088	–	2,088	9,379	–	9,379
181-365 days past due	1,537	(764)	773	3,516	(487)	3,029
over 1 year past due	56,759	(27,763)	28,996	37,386	(20,079)	17,307
Total	$73,843	$(28,527)	$45,316	$66,175	$(20,566)	$45,609

Included in the gross receivable balances arising from EPC services as at December 31, 2017 and 2016 were $35,222 (RMB 229,166) and $34,049 (RMB 236,403) due from Zhongwei Hanky Wiye Solar Co., Ltd (“Zhongwei”) against which allowance for doubtful accounts of $17,309 and $16,220 had been recognized, respectively. In August 2014, the Group entered into an EPC contract with Zhongwei, a customer in the PRC, to construct a 30MW ground mounted PV station. The grid-connection of Zhongwei Project was completed in July 2015. There was significant delay of payments by Zhongwei based on the contract terms. The Group filed two lawsuits against the project owner of Zhongwei in August 2016 and April 2017 claiming repayment on the entire outstanding balances. On December 21, 2016, the Group won the first trial of the lawsuit filed in August 2016 and has successfully frozen the Zhongwei’s bank account that collects the electricity incomes generated from the 30MW PV station. During 2017, $1,112 of Zhongwei’s electricity income was force executed by the PRC court, which was used to settle payable to an EPC supplier. The force execution process was paused on December 20, 2017. The second trial of the lawsuit filed in April 2017 has not been scheduled as the date of issuance of the consolidated financial statements.

Included in the gross receivable balances arising from EPC services as of December 31, 2017 was $15,487 due from Inner Mongolia Zhaojing Photovoltaic Power Generation Co., Ltd. (“Zhaojing”) against which allowance for doubtful accounts of $7,802 had been recognized. As of December 31, 2016, the receivable from Zhaojing was $19,815, with provision of $2,924, which was recognized as costs and estimated earnings in excess of billings on uncompleted projects. In March 2015, the Group entered into EPC contract with Zhaojing to construct a 20MW PV station. The PV station was 96% completed as of December 31, 2016, while Zhaojing didn’t make payment according to the payment terms. In 2016, the Group terminated the construction of the PV station, and filed a complaint against Zhaojing claiming repayment on the entire outstanding balances. As of the date of the issuance of the consolidated financial statements, the complaint is still on the early stage of the proceeding.

The movements of allowance for doubtful accounts are as follows:

	2017	2016	2015
Balance as at January 1	$20,566	$36,553	$766
Addition	6,260	4,171	36,468
Written off	(1,526)	(239)	(616)
Reversal	(1,372)	(18,293)	(65)
Reclassification from allowance for costs and estimated earnings in excess of billings on uncompleted contracts	3,121	–	–
Foreign currency translation difference	1,478	(1,626)	–
Balance as at December 31	$28,527	$20,566	$36,553

As of December 31, 2017 and 2016, allowance for doubtful debts of $26,958 and $18,487 had been recognized for certain gross receivable balances of $52,664 and $36,480, respectively, which arose from the Group’s EPC service revenue. Also, allowance for doubtful debts of $1,569 and $2,079 had been recognized for certain gross receivable balances of $21,179 and $29,695, respectively, which arose from other types of revenues. The allowance is determined on the basis of their expected recoverable amount of these receivables.

7.	Inventories

Inventories consisted of the following:

	December 31,	December 31,
	2017	2016
Goods in transit	$632	$631
Finished goods	15,287	11,635
Total	$15,919	$12,266

In 2017, 2016 and 2015, inventories were written down by $587, $806 and $2,493, respectively, to reflect the lower of cost or market price.

8.	Project Assets

As of December 31, 2017, project assets, current and non-current, mainly consist of the SEF development across U.S.A., United Kingdom, Japan and the PRC, with the amount of $42,990 (2016: $41,300), $nil (2016: $1,054), $15,589 (2016: $5,496) and $11,680 (2016: $9,879) respectively.

Project assets consist of the following:

	December 31,	December 31,
	2017	2016
Under development-Company as project owner	$59,315	$48,605
Under development-Company expected to be project owner upon the completion of construction*	10,944	9,124
Total project assets	70,259	57,729
Current, net of impairment loss	$42,211	$27,980
Noncurrent	$28,048	$29,749

* All of the projects costs under this category were recorded as project assets, noncurrent.

During the years ended December 31, 2017, 2016 and 2015, impairment losses of $3,354, $8,706 and $10,853 were recorded for project assets expected to be held and use, primarily due to the delay of construction and grid connection as compared to management’s expectation. The Group recorded impairment loss of $687, $5,138 and $5,932, respectively, for certain project assets held for development and sale.

During the year ended December 31, 2017 and 2016, the Group recognized revenue for sale of project assets of $6,042 and $14,428, respectively, and cost of $5,801 and $13,583 were recognized accordingly.

In 2016, the Group has obtained the ownership of two grid-connected project and reclassified the related project asset costs incurred of $8,899 to Property, plant and equipment in the consolidated balance sheet. No similar reclassification incurred from project asset to property, plant and equipment in 2017.

9.	Prepaid Expenses and Other Current Assets

	December 31, 2017	December 31, 2016
Value-added tax recoverable, current	$2,936	$2,980
Deposit and prepayment for acquisitions, net of provision of $16,925 and $16,500, respectively (a)	116	2,207
Other deposit and prepayment, net of provision of $3,536 and $1,445, respectively (b)	3,962	5,533
Receivable from the Group’s executives and employees, net of provision of $6,059 and $6,059, respectively (c)	9,140	9,140
Other receivable, net of provision of $13,635 and $9,639, respectively	3,607	4,827
Others, net of provision of $nil and $426, respectively	–	150
Total prepaid expenses and other current assets	$19,761	$24,837

(a)	Deposit and Prepayment for Acquisitions

Deposit and prepayment for acquisitions as at December 31, 2017 primarily include: i) a deposit of $3,228 (2016: $3,313) paid to acquire 95.68% of the shares in Guo Dian Nai Lun Te Zuo Qi Photovoltaic Power Generation LLC (“Guo Dian”), and provision for doubtful recoveries of $3,228 (2016: $3,025) was made; ii) prepayment of $3,492 (2016: $3,272) made to acquire All-Zip Roofing System Group Co., Ltd., (“All-Zip”), and fully bad debt was provided. During the year ended December 31, 2015, the acquisition for Guo Dian and All-Zip were cancelled as certain closing conditions were not met. The Group has filed legal claims against Guo Dian and All-Zip to collect the prepayment made and made full provision for doubtful recoveries based on its assessment of the estimated recoverable amounts. iii) an amount of $8,032 (2016: $8,334) relating to the acquisition of RE Capital Projects. The prepayment for acquisition of RE Capital Projects included cash of $2,640 and the Group’s common stock amounting to $5,500. In April 2017, the acquisition was terminated and both parties agreed that the common stock would be transferred back to the Group and the cash portion would not be refunded. As of then, the Group totally incurred cost of $8,334 (including the cash portion and share portion). Thus, provision for doubtful recoveries of $7,978 (2016: $7,964) was accrued, and the prepayment for acquisition was written down to the recovered amount of $54 and $370 as of December 31, 2017 and 2016.

(b)	Other Deposit and Prepayment

Other deposit and prepayment primarily include prepayment made to vendors to purchase PV modules, rental deposits and other prepaid expenses.

(c)	Receivable from the Group’s Executives and Employees

Pursuant to the PRC tax regulations, the income derived from the exercise of the share options and RSU (See Note 22 Stock-based Compensation) is subject to individual income tax (“IIT”), which should be withheld by the Group from these executives and employees for payment to the PRC tax authorities. As of December 31, 2017 and 2016, the Group had an outstanding receivable, net of provision, of $9,140 from the executives and employees and the Group had payable to the PRC tax authorities of US$15,199 in relation to the IIT liabilities arising from the exercise of share options and RSU by these executives and employees. During the year ended December 31, 2017 and 2016, the Group recognized a provision for doubtful recoveries of such receivable of $nil and $6,059 up to the estimated recoverable amount based on the market quoted price of the Company’s common share as of December 31, 2016. The provision is included in impairment charges in the consolidated statements of operations.

10.	Finance Lease Receivables

The Group had entered into finance lease contracts for leasing those Underlying PV Products to third-party PV developers through the on-line platforms of Solar Energy and Meijv (see Note 1— Description of Business and Organization and Note 2(r) Revenue recognition), and also entered into sales and leaseback arrangements with the third parties. These leases are accounted for as finance lease.

Finance lease receivables are as follows:

	December 31,	December 31,
	2017	2016
Minimum lease payments receivable	$119,475	$113,574
Less: amounts representing interest	(57,437)	(52,205)
Present value of total minimum capital lease payments receivable (at rates range from 5% to 17.25%)	62,038	61,369
Less: impairment	(52,263)	(26,021)
Net finance lease receivables	$9,775	$35,348
Current	$3,816	$9,140
Noncurrent	5,959	26,208

As at December 31, 2017, future maturities of minimum lease payments receivable are as follows

2018	$21,383
2019	9,331
2020	8,966
2021	8,879
2022	8,506
Thereafter	62,410
$119,475

During the years ended December 31, 2017, 2016 and 2015, the Group earned total interest income of $695, $4,387 and $1,507, respectively, for these finance lease contracts.

11.	Property, Plant and Equipment

Property, plant and equipment consisted of the following:

	December 31,	December 31,
	2017	2016
Photovoltaic (“PV”) solar systems	$80,683	$145,865
Furniture, fixtures and equipment	905	1,121
Automobile	713	699
Computers	2,058	1,853
Leasehold improvements	327	306
	84,686	149,844
Less: accumulated depreciation	(9,735)	(14,779)
	74,951	135,065
Construction in progress	3,482	4,560
Less: impairment	(17,105)	(12,640)
	$61,328	$126,985

The costs of PV solar system include costs of acquiring permits, construction fees of PV solar system, costs of items installed in the PV solar system including solar panels, and other costs incurred that are directly attributable to getting the PV solar system ready for its intended use of grid connection with customer for supply of electricity. Depreciation of property, plant and equipment was $2,968, $4,739 and $4,686 for the years ended December 31, 2017, 2016 and 2015, respectively. Impairment loss on property, plant and equipment of $17,105 and $12,640 had been recognized as of December 31, 2017 and 2016, respectively.

In 2009, the Group capitalized a PV solar system relating to the Aerojet 1 solar development project (“Project Aerojet”) along with the associated financing obligation, recorded under financing and capital lease obligations, net of current portion, in the Consolidated Balance Sheets, due to certain guarantee arrangements and the continuing involvement with this project. As of December 31, 2016, the carrying amount of PV solar system relating to Project Aerojet amounted to $9,654 and the associated financing obligation was $8,900. On March 21, 2017, pursuant to the asset purchase agreement signed in relation to the project, the Group released all the guarantee arrangements and would not maintain its continuing involvement with this project. Therefore, the PV solar system recorded in property, plant and equipment with its associated financing obligation in Financing and capital lease obligations was derecognized from the Consolidated Balance Sheets.

Pursuant to the share purchase agreement entered between the Group and TBEA Xinjiang Sunoasis Co., Ltd. (“TBEA Sunoasis”) regarding the acquisition of Xinte in 2014, 100% equity interests in Xinte were pledged to TBEA Sunoasis to secure purchase consideration and obligation arising from EPC service provided by TBEA Sunoasis. On March 28, 2016, the Group entered into a ten-year sale-and-leaseback arrangement on the PV solar system with China Kangfu International Leasing Co., Ltd. (“Kangfu Leasing”), an independent third party. The sales price of $20,164 was the same as the principle of the lease arrangement which was used to settle the outstanding purchase consideration due to TBEA Sunoasis. The pledge of equity interests in Xinte was then released by TBEA Sunoasis. 100% equity interests in Xinte were pledged to Kangfu Leasing at the inception of lease. Pursuant to the terms of the lease agreement, the Group is only required to pay interests at 6.125% per annum in the first eleven months, a portion of principal and interests of $4,321 in the twelfth month and equal principal and interest payments by installment for the remaining nine years. The effective interest rate for the lease is determined as 10.1%. The bargain purchase price at the end of lease period is $1. The lease was classified as capital lease and the Group continued to record this PV solar system in property, plant and equipment.  As of December 31, 2017 and 2016, the carrying amount of Xinte’s PV solar system amounted to $22,358 (RMB 145,468) and $21,996 (RMB 152,374), respectively. In April 2017, the Group defaulted on the payment of partial principal and interests required for the twelfth month. A new repayment schedule has been agreed between the Group with Kangfu Leasing, pursuant to which, the defaulted repayment in the twelfth month was deferred from April 2017 to November 2017 with the remaining repayment schedule remains unchanged. However the Group defaulted again in September 2017 and made no payment since September 2017 till the issuance of the financial statements. In March 2018, the Group was sued by Kangfu Leasing and was required to repay all the remaining principal, interest and default penalty (See Note 25(b) Contingencies).

During the year ended December 31, 2017, $60,106 of property, plant and equipment, with accumulated depreciation of $4,648, was derecognized due to the deconsolidation of Sinsin (See Note 4 Deconsolidation of Sinsin).

12.	Investment in Affiliates

Investment in affiliates represents: i) the investment in EnSync, Inc. (formerly known as ZBB Energy Corporation) (“ENS”) of $nil and $2,214 as of December 31, 2017 and 2016, respectively; ii) the investment of $4,321 in Beijing Dingding Yiwei New Energy Technology Development Co., Ltd. (“Dingding Yiwei”), which has been fully impaired as of December 31, 2017 and 2016; iii) and the investment in Sinsin (See Note 4 Deconsolidation of Sinsin).

The investment in ENS consists of i) 8,000,000 shares of ENS’s common stock (“Purchased Common Stock”), ii) 28,048 shares of ENS’s convertible preferred stock (“Convertible Preferred Stock”), and iii) warrant to acquire 50,000,000 shares of ENS’s common stock (“Warrant”). Total cash consideration of ENS investment was $33,390, of which $16,947 was recognized for Warrant, $3,244 was recognized for the initial cost of investment in Purchased Common Stock, and the remaining $13,199 was recognized for the initial cost of investment of Convertible Preferred Stock. The decrease in fair value of $nil, $2,328 and $14,619 of the Warrant was recognized as Change in fair value of derivative asset/liabilities in the consolidated statements of operations for the year ended December 31, 2017, 2016 and 2015. The investment in Purchased Common Stock was fully impairment as of December 31, 2017 and 2016, and impairment provision of $2,214, $9,895 and $1,090 was provided for investment in Convertible Preferred Stock during the year ended December 31, 2017, 2016 and 2015. As of December 31, 2017 and 2016, the investment in ENS was $nil and $2,214, respectively.

13.	Fair Value Measurement

There were no assets or liabilities measured at fair value on a recurring basis as of December 31, 2017 and 2016. The following method and assumptions were used to estimate the fair value on a non-recurring basis as at December 31, 2017 and 2016:

Cash and cash equivalents, restricted cash, accounts receivable and payable, short term investments, bank deposits with maturity over three months, finance lease receivables, current, short term borrowings, accrued liabilities, advance from customers and other current liabilities — costs approximates fair value because of the short maturity period.

Convertible bonds. The estimated fair value of convertible bond with Union Sky was $12,879 as of February 12, 2017. The fair value of convertible bonds was classified in Level 3 of the fair value hierarchy, and uses binomial model.

Investment in affiliates. Investment in affiliates consists of Convertible Preferred Stock of ENS with carrying amount of $nil and $2,214 as at December 31, 2017 and 2016. The estimated fair value of Convertible Preferred Stock was $nil and $2,214 as of December 31, 2017 and 2016. The fair value of Convertible Preferred Stock of ENS was classified in Level 3 of the fair value hierarchy in which management has used at least one significant unobservable input in the valuation model. The fair value of the Convertible Preferred Stock of ENS is determined by the fair value of the total common stock with a discount for Lack of Marketability Discount (“LOMD”). The LOMD as of the Valuation Date is derived by reference to put option based on Black-Scholes Option Pricing Model, with significant inputs on the volatility and expected terms of each tranche of the Preferred Stock unobservable in the market. The volatility is determined by the average standard derivation of the comparable companies applicable over a period with length commensurate to the expected term of the Convertible Preferred Stock, and the expected term of each tranche of the Convertible Preferred Stock is based on management’s estimation of the conversion schedule. Significant variance of the above-mentioned inputs would result in a significantly lower or higher fair value measurement.

Finance lease receivables, noncurrent. The Group used discounted cash flow approach to determine the fair value, which was classified in Level 3 of the fair value hierarchy. The fair value of finance lease receivables, noncurrent, is determined to approximate its carrying value.

There have been no transfers between Level 1, Level 2, or Level 3 categories.

14.	Accrued Liabilities

Accrued liabilities are as follows:

	December 31, 2017	December 31, 2016
Other tax payables (a)	$6,497	$6,653
Accrued expense	5,937	3,379
Tax penalty payable (b)	9,670	–
Other payable	5,385	5,037
Other accrual and payables	5,321	1,505
Total accrued liabilities	$32,810	$16,574

(a)	Other Tax Payables

Other tax payables primarily represent value added tax payables of $6,434 (2016: $5,819) related to the sales of PV modules and EPC service revenue.

(b)	Tax Penalty Payable

The Company was late for filing Federal and State income tax returns for the year ended December 31, 2016. During this time frame, the Company had wholly owned foreign subsidiaries (controlled foreign corporations) in various jurisdictions and should have filed a Form 5471 for every CFC per year. This results in an expected penalty assessment of $9,670 as of December 31, 2017. As such, an ASC-450-20 reserve has been established for the expected amount of penalties assessed.

15.	Advance from Customers

The Group requires its customers to make deposits before sale of PV projects. Such payments are recorded as advances from customers in the Group’s consolidated financial statements, until the sales completed.

16.	Short-term Borrowings and Long-term Borrowings

	December 31, 2017	December 31, 2016
Short-term bank borrowings	$8,050	$11,769
Loan financing through on-line platform	92,769	67,219
Other short-term borrowings	–	3,068
Current portion of long-term borrowings	7,907	2,078
Total short-term borrowings and current portion of long-term borrowings	108,726	84,134
Long term bank borrowings	9,498	2,936
Other long-term borrowings	8,232	7,710
Loan financing through on-line platform, noncurrent	–	6,525
Total long-term borrowings	17,730	17,171
Less: current portion of long-term borrowings	(7,907)	(2,078)
Total long-term borrowings, excluding current portion	9,823	15,093
Total borrowings	$118,549	$99,227

As of December 31, 2017, the maturities of the long-term borrowings are as follows:

2018	$7,907
2019	577
2020	608
2021	630
2022	659
Thereafter	7,349
$17,730

As of December 31, 2017, bank loans primarily represent: i) $2,738 short term loans borrowed from Bank of Suzhou (“BOS”) at an interest rate of 5.655% per annum which has been matured on April 18, 2017, July 17, 2017 and July 18, 2017, respectively. The Group defaulted the repayment of the borrowing from BOS and was sued by BOS on August 10, 2017 (see Note 25(b) Contingencies); ii) $2,765 8-year long-term loan borrowed from Bank of Jiangsu (“BOJ”) at an interest rate of 5.635% per annum with a maturity date of August 29, 2024. 100% equity interest in one of the Group’s subsidiary in China was pledged as the guarantee of the long term bank loan and its electricity income will be used to repay the loan. This subsidiary holds a power station, of which the carrying amount was $3,515 as of December 31, 2017; iii) $6,733 10-year long term loan borrowed from Santander Bank at interest rate of 2.83% and 3.96% per annum with a maturity date of February 16, 2027.

The Group’s subsidiary, Solar Juice, entered into loan agreements with Westpac Bank, whereby Westpac Bank provided Solar Juice loans at fixed interest rates ranging from 2.25% to 4.66% amounting to $5,143 as of December 31, 2017. These loans matured from January 2, 2018 to August 11, 2018, and the Group repaid when matured.

The Group entered into a borrowing agreement with a third party on December 31, 2016 and obtained a borrowing of $7,354 which was interest free with a maturity date of March 31, 2018. The Group defaulted the repayment of the borrowing and was sued by the third party on August 13, 2018 (see Note 25(b) Contingencies).

As discussed in Note 1 — Description of Business and Organization and Note 2(r) — Revenue recognition, the Group raised interest bearing funds from individual investors through the on-line platform of Meijv (Solar Energy before March 2016). Individual investors, who need to register as a member on the platform, provided funds through subscription for certain on-line products launched by the Group. Each on-line products launched on the platform are set with a targeted amount of funds in Renminbi to be raised for that product, which is divided into units (“Investment Unit”) with unit value ranging from RMB16.7 to RMB300,000. Individual investors may subscribe for Investment Unit of these on-line products which are generally structured in the way of using the funds from individual investors to purchase solar module or PV related products (“Underlying PV Products”) for leasing to the PV project developers on PV project basis over a specified period. Investments made into each on-line product are subject to lock-up period, which ranges from nil to 1,080 days, depending on the terms of each on-line product. During the lock-up period, the individual investors could not transfer or redeem their subscribed Investment Units. After the lock-up period individual investors are permitted either to transfer their investments in respect of the principal portion to other investors through the on-line platform or, for substantially all on-line products launched in 2015 and early 2016, to request the Group to redeem their subscribed Investments Units (“Redemption Right”). Since second half of 2016, the Group launched new on-line products with no redemption right in compliance with the relevant regulations.  Although the Group does not grant redemption right or provide guarantee to funds raised under certain on-line products, based on the history and to avoid reputational risks, the Group would return the funds to the individual investors and assume the title of the leased asset after the lock-up period. Any Investments Units so redeemed by the Group would be put on the on-line platform for re-sale to other investors. Once Investment Units are subscribed and funds are provided, individual investors are guaranteed by the Group with a minimum investment return. During the year ended December 31, 2017, the Group raised funds of $84,368 from the individual investors through online platform at an interest rates ranging from 5.0% to 10.2% per annum. The Group also offered, from time to time, discount from 5% to 20% on the unit value for Investment Units subscribed by individual investors. Such discount is amortized as interest expense using the effective interest rate method through the end of the lock-up period, which is the earliest date that the Group could be required to repay the unit value in respect of the investment made by individual investors. As of December 31, 2017, outstanding borrowings from individual investors through on-line platform amounted to $92,769 in total, which was recorded as short term borrowings since the Group should repay all the principal, interest and penalty immediately once the Group default the repayment in April 2017. As of December 31, 2016, outstanding borrowings from individual investors amounted to $73,744, of which $67,219 was short-term and $6,525 was long-term. Borrowings of $30,351 and $23,526 were guaranteed by the Group’s project assets and property, plant and equipment with total carrying amount of $18,455 and $32,499 as of December 31, 2017 and 2016, respectively.

The average interest rate on short term borrowings was 7.61%, 7.84% and 7.20% per annum in 2017, 2016 and 2015, respectively.

17.	Other liabilities

	December 31,	December 31,
	2017	2016
Due to individual investors (a)	$–	$5,479
Withholding individual income tax payable	15,199	15,199
Unpaid acquisition payable	57,838	47,197
Other current liabilities	12,273	3,342
Total other current liabilities	85,310	71,217
Other non-current liabilities	756	711
Accrued warranty reserve	1,537	1,580
Total other non-current liabilities	2,293	2,291
Total other liabilities	$87,603	$73,508

(a)	Due to Individual Investors

Amount due to individual investors as of December 31, 2016 was related to funds raised through the on-line platform of Solar Energy. From time to time, individual investors may have funds in their members’ accounts without subscribing for any on-line products. Such funds provided to the Group are not entitled to any interest. These non-interest bearing funds are recorded as amount due to individual investors under other current liabilities. Since April 2017, investors had issues on recovering their funds in the members’ accounts, principal invested in on-line products nor interest earned. All the amounts due to individual investors were recorded as loan financing from through on-line platform as of December 31, 2017.

(b)	Unpaid Acquisition Payable

Acquisition payable was $57,838 and $47,197 as of December 31, 2017 and 2016, respectively. It mainly included unpaid purchase consideration of Sinsin (See Note 4 Deconsolidation of Sinsin).

18.	Goodwill and Other Intangible Assets

(a)       Goodwill

The changes in the carrying amount of goodwill for the years ended December 31, 2017 and 2016 were as follows:

Balance as of December 31, 2015	$75,969
Impairment loss charged during the year	(65,223)
Foreign currency translation	(10,746)
Balance as of December 31, 2016	$–
Acquisition of Heliostixio (Note 3)	683
Balance as of December 31, 2017	$683

The Goodwill of $683 as of December 31, 2017 was from the acquisition of Heliostixio in December 2017 (See Note 3 Business Combination). No impairment provision for goodwill was made during the year ended December 31, 2017.

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

(b)         Other Intangible Assets

Intangible assets consisted of the following:

	Useful Life (in months)	Gross	Accumulated Amortization	Impairment Charge	Net
As of December 31, 2017
Patent	57	$2,700	$(2,700)	$–	$–
Customer Relationship	120	4,717	(1,086)	(1,326)	2,305
Website	36	270	(156)	(114)	–
		$7,687	$(3,942)	$(1,440)	$2,305
As of December 31, 2016
Patent	57	$2,700	$(2,700)	$–	$–
Customer Relationship	120	4,717	(746)	(1,235)	2,736
Website	36	270	(75)	–	195
		$7,687	$(3,521)	$(1,235)	$2,931

The customer relationship was mainly contributed by the acquisition of Solar Juice in May 2015. As customer relationship with clients was the key driver of the revenue for Solar Juice, which will bring further economic benefit to the Group’s business. Therefore, the customer relationship was separately identified as an intangible asset on the acquisition date. The balance is amortized over the useful life of 10 years. The Group recorded impairment loss of $91, $1,235 and $nil on customer relationship, respectively, for the years ended December 31, 2017, 2016 and 2015. The Group recorded impairment loss of $114 on the website for the year ended December 31, 2017 since it may not be recoverable.

Amortization expense for other intangible assets was $390, $519 and $862 for the years ended December 31, 2017, 2016 and 2015, respectively.

As of December 31, 2017, the estimated future amortization expense related to other intangible assets is as follows:

2018	$302
2019	302
2020	302
2021	302
2022	302
Thereafter	795
$$2,305

19.	Convertible Bonds

In December 2014, the Company entered into three convertible promissory note purchase agreements with Brilliant King Group Limited (“Brilliant King”), Poseidon Sports Limited (“Poseidon”) and Union Sky Holding Group Limited (“Union Sky”), respectively whereby the Company agreed to sell and issue to these three investors convertible promissory notes in an aggregate principal amount of $35,000 which could be converted into 175,000 Common Shares at a fixed conversion price of $200 unless adjusted for anti-dilution. The convertible notes bore no interest, and might be partially or wholly converted into shares of the Company’s common stock at any time prior to maturity at the option of the investor. The convertible promissory notes was due and payable on June 11, 2016.

On June 15, 2015, the Company agreed to issue to Vision Edge Limited (“Vision Edge”) convertible promissory note in an aggregate amount of $20,000 which could be converted into 74,074 Common Shares at a fixed conversion price of $270 unless adjusted for anti-dilution pursuant to the agreement entered between the Company and Vision Edge. The convertible notes bore no interest, and might be wholly converted into shares of the Company’s common stock at any time prior to maturity at the option of the investor. The commitment date of the convertible promissory note is on June 29, 2015. The convertible promissory note was due and payable on June 29, 2016. Also, as mentioned in Note 20—Stock option, on June 15, 2015, the Company agreed to grant Vision Edge an option to purchase from the Company a total of 74,074 shares of the Company’s common stock for an aggregate purchase price of $20,000, or $270 per share, prior to December 15, 2015 pursuant to an option agreement. The convertible promissory note and stock options were initially recorded at $19,705 and $295, respectively, according to the allocation of the total proceeds. The discount of $295 of the convertible promissory note is amortized as interest expense using the effective interest rate method through the earliest demand payment date, i.e. June 29, 2016. The stock option was accounted for as an equity instrument and was recorded within equity. The convertible promissory notes was due and payable on June 29, 2016.

The Group defaulted the payment for all outstanding convertible bonds of $55,000 in June 2016.

First Amendment Agreement

On February 12, 2017, the Group entered into an Amendment Agreement (“First Amendment Agreement”) with Union Sky, one of the convertible bond holders to extend the maturity date of the debt, pursuant to which the repayment of $6,600, $6,700 and $6,700 of the principal amount of the convertible bond was extended to April 30, 2017, January 30, 2018 and January 30, 2019, respectively. The holder has the option to convert the outstanding amounts under the convertible bond into equity interest in the Company at a conversion price per ordinary share that equals the weighted average daily closing price of the Company’s American depositary shares from January 30, 2017 to February 10, 2017.

According to the First Amendment, the convertible bond held by Union Sky was substantially amended by adding the substantive conversion option and the present value of the cash flows under the terms of the amended debt instrument was more than 10 percent different from the present value of the remaining cash flows under the terms of the original instrument. According to ASC Topic 470, if it is determined that the original and new debt instruments are substantially different, and the new debt instrument shall be initially recorded at fair value, and that amount shall be used to determine the debt extinguishment gain or loss to be recognized and the effective rate of the new instrument. Therefore, the amended convertible bond held by Union Sky was initially recorded at fair value, amounting to $12,879 as of February 12, 2017. As comparing to the carrying value of original of $20,000, a gain from extinguishment of debt of $7,121 was recognized in 2017. The discount of $7,121 of the amended convertible bond is amortized as interest expense using the effective interest rate method through the period of the First Amendment Agreement. As of December 31, 2017, the remaining unamortized discount was $4,215.

As the Group did not make the first repayment by the end of April 2017, all outstanding debts of $20,000 under the Agreement became due immediately bearing an annual interest rate of 18%.

Second Amendment Agreement

On June 29, 2018, the Company entered into another amendment agreement (the “Second Amendment Agreement”) with the Union Sky and Magical Glaze Limited (“MGL”), a company and Union Sky was under common control, pursuant to which agreement the Union Sky has transferred all the rights and obligations under the Original agreement and First Amendment Agreement to MGL, and the maturity date of the note was further extended. According to the Second Amendment Agreement, the repayment of $6,600, $6,700 and $6,700 of the principal amount of the convertible bond and interest thereon is due by December 2019, June 2020 and December 2020, respectively. MGL and the Company also agreed that MGL had the option to convert the outstanding amounts under the convertible bond into equity interest of the Company as the same provision stated in the First Amendment Agreement started on June 29, 2018.

As at December 31, 2017, except the convertible bonds held by Union Sky and subsequently by MGL, the conversion option of the convertible bonds except had expired and as of the date of issuance of the accompanying consolidated financial statements, the entire principal amount of the convertible bonds of $55,000 remained unpaid.

20.	Stock Option

The Company granted warrants to Brilliant King, Poseidon and Union Sky to purchase from the Company a total shares of 275,000 common stock for an aggregate purchase price of $55,000 or $200 per share together with issuance of convertible promissory notes (See Note 19 Convertible Bonds) in December 2014. 200,000 shares of option granted to Union Sky was expired on March 15, 2015, the remaining 75,000 shares of option could be exercised on or prior to the date of completion of the listing of the Company’s ordinary share on the New York Stock Exchange or the NASDAQ Stock Market, pursuant to the terms of the option agreement and subject to the closing conditions therein. Brilliant King and Poseidon exercised their options and remitted $12,000 and $3,000 to the Company on December 28, 2015, respectively.

In 2015, the Company granted Border Dragon Limited (“Boarder Dragon”), Central Able Investments Limited (“Central Able”), Yes Yield Investments Limited (“Yes Yield”) and Vision Edge options to purchase 216,674 shares of the Company’s common stock in total at an exercise price of $200 and $270 per share respectively for an aggregate purchase price of $55,002. All these options expired subsequently except that Yes Yield exercised its option to purchase 37,000 shares at a consideration of $10,000 and the payment was made on November 18, 2015 and the Company extended Yes Yield’s right to purchase the remaining 55,600 shares to June 30, 2016 pursuant to a supplemental agreement on October 31, 2015. The 55,600 shares of option was expired on June 30, 2016.

21.	Stockholders’ Deficit

(a)      Common Stock

On December 6, 2017, the Group enacted a one-for-ten reverse stock split as approved by the Group’s extraordinary general meeting. On November 12, 2018, an extraordinary general meeting was held and declared a one-for-ten reverse stock split immediately effective on November 12, 2018 (see Note (29(c)). All share and per share amounts in the consolidated financial statements have been retroactively restated to reflect the reverse stock slips. The authorized shares of common stock were 500,000,000 shares of a par value of $0.0001.

During the year ended December 31, 2017 and 2016, the Group issued common stock of 834,020 shares and 26,000 shares. The issued common stock of the Company as of December 31, 2017 and 2016 was 7,250,672 shares and 6,416,652 shares, respectively.

(b)      Non-controlling Interest

In 2017, loss from operations of $91,080 was attributable to the shareholders of the Company and income from operations of $121 was attributable to non-controlling interest, respectively. In 2016, loss from operations of $220,696 was attributable to the shareholders of the Company and loss from operations of $272 was attributable to non-controlling interest, respectively. In 2015, loss from operations of $184,798 and $282 was attributable to the shareholders of the Company and non-controlling interest, respectively.

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

For the years ended December 31, 2017, 2016 and 2015, $25, $19 and $135 were appropriated from retained earnings and set aside for the statutory reserve by the Company’s subsidiaries in the PRC.

22.	Stock-based Compensation

The Company measures stock-based compensation expense for all stock-based compensation awards based on the grant-date fair value and recognizes the cost in the financial statements over the employee requisite service period.

The following table summarizes the consolidated stock-based compensation expense, by type of awards for the years ended December 31:

	For the Years Ended
	December 31,	December 31,	December 31,
	2017	2016	2015
Employee stock options	$510	$1,517	$6,350
Restricted stock grants	288	412	31,843
Total stock-based compensation expense	$798	$1,929	$38,193

The following table summarizes the consolidated stock-based compensation by line items for the years ended December 31:

	For the Years Ended
	December 31, 2017	December 31, 2016	December 31, 2015
General and administrative	$790	$1,776	$37,810
Sales, marketing and customer service	8	153	383
Total stock-based compensation expense	798	1,929	38,193
Total stock-based compensation expense after income taxes	$798	$1,929	$38,193

As stock-based compensation expense recognized in the consolidated statements of operations is based on awards ultimately expected to vest, it has been reduced for estimated forfeitures. Forfeitures are required to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

Determining Fair Value

Valuation and Amortization Method — The Company estimates the fair value of service-based and performance-based stock options granted using the Black-Scholes option-pricing formula. The fair value is then amortized on a straight-line basis over the requisite service periods of the awards, which is generally the vesting period. In the case of performance-based stock options, amortization does not begin until it is determined that meeting the performance criteria is probable. Service-based and performance-based options typically have a five to ten-year life from date of grant and vesting periods of one to four years.

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

Assumptions used in the determination of the fair value of share-based payment awards using the Black-Scholes model for stock option grants during the years ended December 31 were as follows:

	For the Years Ended
	December 31, 2017	December 31, 2016	December 31, 2015
Expected term	6.25	4	4
Risk-free interest rate	1.81% - 2.30%	1.15% - 2.26%	1.49% - 1.72%
Expected volatility	284% - 763%	166% - 178%	139% - 141%
Expected dividend yield	0%	0%	0%

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

The Company has granted time-based share options and restricted stock under the Plan to directors, officers, employees and individual consultants of the Company. The time-based options generally vest 25% annually and expire three to ten years from the date of grant. Total number of shares reserved and available for grant and issuance pursuant to the 2006 Plan is equal to 9% of the number of outstanding shares of the Company. Shares issued under the Plan will be drawn from authorized and unissued shares or shares now held or subsequently acquired by the Company. Outstanding shares of the Company shall, for purposes of such calculation, include the number of shares of stock into which other securities or instruments issued by the Company are currently convertible (e.g., convertible preferred stock, convertible debentures, or warrants for Common Stock), but not outstanding options to acquire stock. (9% of the outstanding shares of 6,416,652 plus nil of outstanding warrants, less options and restricted stock outstanding and exercised since inception)

The exercise price of any Option will be determined by the Company when the Option is granted and may not be less than 100% of the fair market value of the shares on the date of grant, and the exercise price of any incentive stock option granted to a stockholder with a 10% or greater shareholding will not be less than 110% of the fair market value of the shares on the date of grant. The exercise price per share of a SAR will be determined by the Company at the time of grant, but will in no event be less than the fair market value of a share of Company’s stock on the date of grant.

On January 12, 2015 and June 29, 2015, the Board of Directors approved the grants of restricted stock unit awards (“RSU”) to core management members, other management and staff, pursuant to the terms of the 2006 Plan. The total number of RSUs granted is 204,684 shares. Among these, the vesting schedules for the chairman, deputy chairman and CFO (“core management”) are 100% vested at the grant date and the vesting schedules for the rest RSUs granted to other management and staff would be vested within the next one year or four years equally. The core management exercised all RSUs of 192,000 and all these shares were issued to them in March 2015. The Group used the market price of its share at grant date as the fair value of the RSUs in calculating the stock based compensation expense.

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

During the year ended December 31, 2016, the Board of the Company considered and believed that it was advisable and in the best interest of the Company to terminate the share option grant agreements under 2006 Plan, and replace it with the ones under 2015 Plan. On May 20, 2016, the Board of Directors authorized and approved the replacement. A total number of 224 employees accepted the replacement, and the total number of options replaced represented 13,788 shares. The vesting schedule would be based on the remaining vesting period under the “2006 Plan” or 25% vested on each of the first, second, third, and fourth anniversaries of the grant date, which represents the date the new options was approved by the Board.  The total incremental compensation cost resulting from the modifications was $1,263, which was amortized on straight-line basis over the remaining vesting period under the “2006 Plan” or the four-year vesting period under the “2015 Plan”.

The following table summarizes the Group’s stock option activities:

	Shares	Weighted- Average Exercise Price Per Share	Weighted- Average Remaining Contractual Term	Aggregate Intrinsic Value ($000)
Outstanding as of January 1, 2015	254,290	84	5.65	$30,302
Granted	465,210	181
Exercised	(787)	37
Forfeited/expired	(83,225)	164
Outstanding as of December 31, 2015	635,488	145	7.85	$87,401
Granted	268,490	47
Exercised	(1,000)	49
Forfeited/expired	(352,218)	169
Outstanding as of December 31, 2016	550,760	82	7.40	$60,032
Granted	325,300	4
Exercised	–	–
Forfeited/expired	(374,800)	36
Outstanding as of December 31, 2017	501,260	66	7.03	$769
Vested and exercisable as of December 31, 2017	113,500	49	10.10	$79
Expected to vest as of December 31, 2017	249,681	18	8.19	$248

The following table presents the exercise price and remaining life information about options exercisable at December 31, 2017:

Range of exercise price	Shares Exercisable	Weighted average remaining contractual life	Weighted average exercise price	Aggregate Intrinsic ($000)
$ 118 - $187	1,550	7.43	178	–
$ 40 - $117	27,950	8.47	53	–
$ 5 - $39	84,000	7.07		79
	113,500			79

Changes in the Group’s non-vested stock awards are summarized as follows:

	Time-based Options		Restricted Stock
	Shares	Weighted Average Exercise Price Per Share	Shares	Weighted Average Grant Date Fair Value Per Share
Non-vested as of January 1, 2015	239,370	$84	250	$75
Granted	465,211	181	204,685	166
Vested	(61,698)	78	(191,273)	165
Forfeited	(83,225)	164	(4,884)	175
Non-vested as of December 31, 2015	559,658	$128	8,778	$178
Granted	268,491	47	–	–
Vested	(45,573)	110	(2,778)	178
Forfeited	(352,218)	169	(1,250)	177
Non-vested as of December 31, 2016	430,358	46	4,750	178
Granted	325,300	4	–	–
Vested	(100,663)	43	(2,187)	128
Forfeited	(275,075)	48	(1,250)	177
Non-vested as of December 31, 2017	379,920	9	1,313	264

The total fair value of shares vested during the years ended December 31, 2017, 2016 and 2015 was $2,955, $2,423 and $4,812, respectively. There were no changes to the contractual life of any fully vested options during the years ended December 31, 2017, 2016 and 2015.

Following is a summary of our restricted stock awards as follows:

	Number of Shares	Weighted Average Grant-Date Fair Value
Restricted stock units at January 1, 2015	18,509	$66
Granted	204,684	159
Forfeited	(4,884)	175
Restricted stock units at December 31, 2015	218,309	151
Granted	–	–
Forfeited	(1,250)	177
Restricted stock units at December 31, 2016	217,059	151
Granted	–	–
Forfeited	(1,250)	177
Restricted stock units at December 31, 2017	215,809	151

23.	Income Taxes

Loss before provision for income taxes is attributable to the following geographic locations for the years ended December 31:

	2017	2016	2015
United States	$(24,757)	$(102,483)	$(75,336)
Foreign Countries	(66,051)	(118,149)	(109,071)
	$(90,808)	$(220,632)	$(184,407)

The provision for income taxes consists of the following for the years ended December 31:

	2017	2016	2015
Current tax:
Federal tax	$–	$–	$–
State tax	7	7	2
Foreign countries	226	674	671
Total current tax	233	681	673
Deferred tax:
Federal tax	(16)	–	–
State tax	–	–	–
Foreign countries	(66)	(345)	–
Total deferred tax	(82)	(345)	–
Total provision for income taxes	$151	$336	$673

The reconciliation between the actual income tax expense and income tax computed by applying the statutory U.S. Federal income tax rate of 35% to pre-tax (loss) income before provision for income taxes for the years ended December 31 is as follows:

	2017	2016	2015
Provision for income taxes at U.S. Federal statutory rate	$(31,783)	$(77,222)	$(64,542)
State taxes, net of federal benefit	(610)	(3,472)	(1,436)
Foreign taxes at different rate	7,502	34,457	26,552
Non-deductible expenses	345	(72)	67
Non-taxable income	–	–	(288)
Valuation allowance	(1,631)	24,218	26,344
Other	5,088	(1,063)	807
Prior year deconsolidation	–	–	–
Impairments and intangible amortization	(3,762)	22,826	194
Stock Based Compensation	279	664	12,975
Tax law changes	22,813	–	–
Gain/loss on debt medication	(1,475)	–	–
Tax penalty	3,385	–	–
	$151	$336	$673

On December 22, 2017, the U.S. enacted the Tax Cuts and Jobs Act (“TCJA” or the “Act”) (which is commonly referred to as “U.S. tax reform”). Among other provisions, the Act reduces the top U.S. federal corporate tax rate from 35% to 21%, requires companies to pay a one-time transition tax on earnings of certain foreign subsidiaries that were previously tax deferred, changes the rules related to uses and limitations of net operating loss carryforwards created in tax years beginning after December 31, 2017, and creates new taxes on certain foreign sourced earnings. The Company has reflected the changes resulting from the Act in the financial statements for the period of enactment, the year ended December 31, 2017. The change in corporate rate resulted in a $23.2 million decrease in the Company's gross deferred tax assets, with an offsetting decrease in valuation allowance of the same amount. The Company is not subject to a one-time repatriation tax as no aggregate foreign accumulated earnings and profits existed in the foreign subsidiaries as of December 31, 2017. The Company will account for future tax liability arising from Global Intangible Low-Taxed Income, if any, as a period cost.

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

	2017	2016
Deferred income tax assets:
Net operating loss carry forwards	$69,847	$63,776
Temporary differences due to accrued warranty costs	508	916
Investment in subsidiaries	4,796	6,662
Credits	16	16
Allowance for bad debts	22	396
Fair value adjustment arising from subsidiaries acquisition	457	657
Stock compensation	711	1,021
Unrealized gain/(loss) on derivatives	5,389	7,733
Unrealized investment gain/(loss)	4,644	6,663
CFC trade payable	2,098	2,153
Other temporary differences	13	575
	88,501	90,568
Valuation allowance	(87,912)	(89,543)
Total deferred income tax assets	589	1,025
Deferred income tax liabilities:
Fair value adjustment arising from subsidiaries acquisition	632	3,863
Other	116	168
Total deferred income tax liabilities	748	4,031
Net deferred tax liabilities	$159	$3,006

As of December 31, 2017, the Group had a net operating loss carry forward for federal income tax purposes of approximately $103,467, which will start to expire in the year 2028. The Group had a total state net operating loss carry forward of approximately $119,988, which will start to expire in the year 2018. The Group has foreign net operating loss carry forward of $37,878, some of which begin to expire in 2018. The Group had a federal AMT credit of $16, which does not expire.

Utilization of the federal and state net operating losses is subject to certain annual limitations due to the “change in ownership” provisions of the Internal Revenue Code of 1986 and similar state provisions. However, the annual limitation may be anticipated to result in the expiration of net operating losses and credits before utilization.

The Group recognizes deferred tax assets if it is more likely than not that those deferred tax assets will be realized. Management reviews deferred tax assets periodically for recoverability and makes estimates and judgments regarding the expected geographic sources of taxable income in assessing the need for a valuation allowance to reduce deferred tax assets to their estimated realizable value. Realization of the Group’s deferred tax assets is dependent upon future earnings, if any, the timing and amount of which are uncertain. Because of the Group’s lack of earnings history, the net deferred tax assets have been fully offset by a valuation allowance in the US and China. The valuation allowance decreased by $1,631 during the years ended December 31, 2017, increased by $24,218 and $27,308 during the years ended December 31, 2016 and 2015, respectively.

The Group has not provided for deferred taxes on the excess of the financial reporting over the tax basis in our investments in foreign subsidiaries that are essentially permanent in duration. The determination of the additional deferred taxes that have not been provided is not practicable. The undistributed earnings for the Group’s foreign subsidiaries (primarily the subsidiaries in China and Greece) will be permanently reinvested. As of December 31, 2017 and 2016, the total amount of the undistributed earnings for these subsidiaries amounted to $1,779 and $4,527, respectively.

The Group had no unrecognized tax benefits as of December 31, 2017 and 2016, respectively. The Group currently files income tax returns in the U.S., as well as California, New Jersey, and certain other foreign jurisdictions. The Group is currently not the subject of any income tax examinations. The Group’s tax returns generally remain open for tax years after 2011.

24.	Net Loss Per Share of Common Stock

Basic loss per share is computed by dividing loss attributable to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted loss per share reflects the potential dilution of shares by adding other common stock equivalents, including stock options, warrants, and restricted common stock, in the weighted average number of common shares outstanding for a period, if dilutive. Potentially dilutive shares are excluded from the computation if their effect is anti-dilutive. As a result of the net loss for the years ended December 31, 2017, 2016 and 2015, there is no dilutive impact to the net loss per share calculation for the period.

The following table presents the calculation of basic and diluted net loss per share:

	December 31, 2017	December 31, 2016	December 31, 2015
Numerator:
Net loss	$(90,959)	$(220,968)	$(185,080)
Denominator:
Basic weighted-average common shares	6,826,633	6,415,616	6,120,471
Diluted weighted-average common shares	6,826,633	6,415,616	6,120,471
Basic net loss per share	$(13)	$(34)	$(30)
Diluted net loss per share	(13)	(34)	(30)

For the years ended December 31, 2017, 2016 and 2015, the following securities were excluded from the computation of diluted net loss per share as inclusion would have been anti-dilutive.

	December 31,	December 31,	December 31,
	2017	2016	2015
Share options and non-vested restricted stock	502,573	555,510	695,364
Convertible bonds (see Note 19)	163,385	–	249,074
Total	665,958	555,510	944,438

25.	Commitments and Contingencies

(a)      Commitments

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

During the quarter ended September 30, 2007 and continuing through the fourth quarter of 2010, the Group installed own manufactured solar panels. Other than this period, the Group only installed panels manufactured by unrelated third parties as well as the Group’s principal shareholder and formerly controlling shareholder, LDK. Certain PV construction contracts entered into during the recent years included provisions under which the Group agreed to provide warranties to the buyer. As a result, the Group recorded the provision for the estimated warranty exposure on these contracts within cost of sales. Since the Group do not have sufficient historical data to estimate its exposure, the Group have looked to its own historical data in combination with historical data reported by other solar system installers and manufacturers. Due to the absence of historical material warranty claims, the Group has not recorded a material warranty accrual related to solar energy systems as of December 31, 2017 and 2016.

Operating leases — The Group leases offices, facilities and vehicles under various operating leases, some of which contain escalation clauses. Rental expenses under operating leases included in the statement of operations were $2,412, $3,127 and $2,860 for the years ended December 31, 2017, 2016 and 2015 respectively.

Future minimum payments under non-cancelable operating leases are as follows as of December 31, 2017:

2018	$546
2019	477
2020	410
2021	419
2022	428
Thereafter	2,654
$4,934

Capital commitments — As of December 31, 2017 and 2016, the Group had capital commitments of approximately $41,029 and $54,845, respectively. These capital commitments were solely related to contracts signed with vendors for procurement of services or PV related products used for the construction of solar PV systems being developed by the Group.

The capital commitments as at balance sheet dates disclosed above do not include those incomplete acquisitions for investment and business as at balance sheet dates as the agreements could either be terminated unconditionally without any penalty or cancelable when the closing conditions as specified in the agreements could not be met.

(b) Contingencies

On January 26, 2018, Sinsin Group filed a complaint against the Group requesting the payment of outstanding purchase price and related interest of $45,749 (EUR 38,054). On June 25, 2018, an interim measures judgment was made which appointed an interim management of Sinsin, consisting of two members elected by Sinsin Group and one member elected by the Group. The interim management would manage the bank accounts of Sinsin and collect the proceeds of electric energy revenue. As of the issuance of the financial statements, this case is still on the proceeding, and it is uncertain how the court will rule.

The Company’s several previous employees filed suits in November 2015, December 2015, February 2016, March 2016, July 2016 and May 2018 against the Company for breach of their prior employment contracts with the Company. On February 27, 2018, the Company reached a global settlement with four of the plaintiffs with $1,400, and related liability has been accrued as of December 31, 2017. The other two cases are still in the early stage of proceeding as of the date of issuance of these financial statements, and it is uncertain how the United States Court will rule on the plaintiff’s appellate brief. Based on the information available to the Company, management believe that it is probable that a loss had been incurred and a provision of $951 was made as of December 31, 2017.

On July 5, 2017, a third party supplier filed a suit against the Group in a PRC court alleging that the Group delayed the payment of $5,427 for EPC equipment and construction services, penalty interest of $559 and legal fee of $92. As of the date of issuance of the financial statements, this suit is at its early stage of the proceeding and it’s uncertain how the court will rule it. Based on the information available to the Group, management believes that it is probable that a loss will incur, and $2,862 was accrued as of December 31, 2017.

On August 10, 2017, Bank of Suzhou filed a complaint against the Group in a PRC court alleging that the Group defaulted the payment of bank borrowings amounting to$2,738, as well as the interest and penalty. Court’s judgement has been made on April 17, 2018, that the Group should repay the principal of $2,738, together with interest of $49, penalty interest of $119, compound interest of $2. Basing on the judgement, the Group believes that it is probable that a loss has been incurred, and accrued related interest, penalty and legal fee of $236 as of December 31, 2017.

On May 19, 2017, a third party solar module supplier filed a suit against the Group in a PRC court alleging that the Group delayed the payment of $1,817 for purchasing of solar modules, and penalty interest of $15. On January 15, 2018, the judgement was made by the court that the Group should pay for the delayed payment of $1,817 and penalty interest of $223. Based on the judgement, the Group believes that it is probable that a loss had been incurred, and penalty interest and legal fee of $239 had been accrued as of December 31, 2017.

On June 22, 2017, a third party EPC construction supplier filed a suit against the Group in a PRC court alleging that the Group delayed the payment of $1,770 for EPC construction, and penalty interest of $135. As of the date of issuance of the financial statements, this suit is at its early stage of the proceeding and it is uncertain how the court will rule on the plaintiff’s appellate brief. Based on the information available to the Group, management believes no loss would incur as of December 31, 2017.

On August 13, 2018, a third party filed a complaint against the Group in a PRC court that the Group defaulted the repayment of borrowing amounting to $7,354, and interest of $437. As of the date of issuance of the financial statements, this suit is at its early stage of the proceeding and it’s uncertain how the court will rule it. Based on the information available to the Group, management believes no loss would incur as of December 31, 2017.

On July 30, 2018, Jiangsu Solarbao, a subsidiary of the Company, received an indictment letter. Pursuant to the indictment letter, the Suzhou Industrial Park People’s Procuratorate (“the SIPPP”) has indicted Jiangsu Solarbao on the charge of illegal pooling of public deposits after the completion of the investigation conducted by PDSIP. As of the date of issuance of the consolidated financial statements, the proceeding is still at early stage and the Group is unable to determine whether the proceeding will result to an unfavorable outcome. No provision has been made in the consolidated financial statements for the year ended December 31, 2017.

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

26.	Concentration Risk

A substantial percentage of the Group’s net revenue comes from sales made to a small number of customers to whom sales are typically made on an open account basis. There was no customer of which the revenue accounted for 10% or more of total net revenue for the years ended December 31, 2017 and 2016. In 2015, the Company has four customers from which the revenue is over 10% of the Company’s total net revenue. Details of customers accounting for 10% or more of total net revenue for the years ended December 31, 2015 are as follows:

	2017		2016		2015
		% of Total		% of Total		% of Total
Customer	Revenue	Revenue	Revenue	Revenue	Revenue	Revenue
Blackrock Income UK Holding Limited	$–	–	$486	–%	$26,202	14%
RI Income UK Holding Limited	–	–	–	–	24,142	13%
Inner Mongolia Zhaojing Photovoltaic Power Generation Co. Ltd.	–	–	–	–	21,635	11%
Shotoco Energy, LLC	–	–	–	–	21,281	11%
	$–	–	$486	–%	$93,260	49%

Details of customers accounting for 10% or more of total accounts receivable, notes receivable, costs and estimated earnings in excess of billings on uncompleted contracts and finance lease receivable at December 31, 2017 and 2016, respectively are:

	2017		2016
Customer		% of Total		% of Total
Zhongwei Hanky Wiye Solar Co., Ltd.	$35,222	20%	$34,049	24%
Alxa League Zhiwei Photovoltaic Power Generation Co., Ltd.	40,828	23%	39,951	28%
Realforce	21,734	12%	23,199	17%
Inner Mongolia Zhaojing Photovoltaic Power Generation Co., Ltd.	15,487	9%	19,815	14%
	$113,271	64%	$117,014	83%

27.	Segment Information

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

Net sales by major product and services are as follows:

	2017	2016	2015
Sales of PV solar system	$6,042	$14,914	$77,438
EPC revenue	–	13,493	48,014
Sales of PV solar components	113,930	90,108	41,623
Electricity revenue with PPAs	5,875	16,022	16,226
Pre-development project sales	–	–	4,545
Financial service revenue	695	4,387	1,486
Others	923	1,275	1,178
	$127,465	$140,199	$190,510

Net sales by geographic location are as follows:

Location (a)	2017	2016	2015
China	$5,945	$25,597	$56,745
United Kingdom	6,903	694	50,345
Australia	112,174	81,241	35,418
United States	–	6,622	29,925
Greece	–	8,737	8,720
Japan	511	12,893	6,626
Italy	1,932	1,740	1,395
Germany	–	2,675	1,336
	$127,465	$140,199	$190,510

(a)           Sales are attributed to countries based on location of customer.

Geographic information, which is based upon physical location, for long-lived assets was as follows:

Location	2017	2016	2015
China	$50,156	$27,671	$68,831
Greece	2,314	55,458	59,385
United States	16,372	26,032	34,522
Italy	9,961	9,247	10,048
Japan	–	3,503	11,464
UK	10,016	10,124	1,499
Australia	548	611	331
Germany	9	47	84
	$89,376	$132,693	$186,164

28.	Related Party Transactions

In 2016 and 2015, the total fund raised from individual investors through Solar Energy amounted to $22,002 and $145,568, of which $1,829 and $11,524 was settled by the coupons issued by the Group to individual investors without cash inflow and the amount of $19,993 and $129,830 had been received by the Group from Solar Energy in 2016 and 2015 and Solar Energy charged $98 and $1,052 as commission fee to the Group at 1% of the fund principal. In 2016 and 2015, the total fund redeemed to individual investors through Solar Energy amounted to $nil and $19,237 which had been fully repaid by the Group to Solar Energy as of December 31, 2016 and 2015. In 2016, the Group operated Solarbao E-commerce and Investment business through its VIE, Meijv, and there’s no aforesaid transactions occurred with Solar Energy during year ended December 31, 2017. As of December 31, 2017 and 2016, the Group had other receivable (gross) of $3,223 and $3,244 from Solar Energy, respectively, for the fund received from the individual investors on behalf of the Group by Solar Energy net of its commission fee and made an allowance for doubtful debts of $3,223 and $3,244, respectively, based on the recoverable amount of the receivable from Solar Energy.

In connection with the launch of the Underlying PV Products as discussed in Note 16, the Group issued to Jiangxi LDK Solar Hi-Tech Co., Ltd. (“LDK Jiangxi”) and Suzhou Liuxin Industry Ltd. (“Liuxin”) coupons with total face value of $779 and $582 respectively during the year ended December 31, 2015. Both LDK Jiangxi and Liuxin are related parties of the Group. LDK Jiangxi is a wholly owned subsidiary of LDK Solar Co., Ltd. (“LDK”), principle shareholder of the Company. Liuxin is wholly owned by Mr. Peng’s father. These coupons are freely transferable among holders but could not be redeemed in cash. When the holder subscribe the on-line products through the on-line platform of Solar Energy, the holders could redeem the coupons and reduce the original purchase price for the on-line products by the face value of the coupons. In 2015, the Group received full payment of $582 from Liuxin for the face value of the coupons issued. For the coupons of $779 issued to LDK Jiangxi, they were applied to offset the outstanding accounts payables of $779 to LDK Jiangxi under mutual agreement between the Group and LDK Jiangxi. As of December 31, 2015, all coupons issued to these related parties had been redeemed through the on-line platform. No other related party transactions occurred with LDK Jiangxi and Liuxin for the year ended December 31, 2017 and 2016.

In 2015, the Group incurred commission fee of $3,450 to SUPERMERCY Limited (“SUPERMERCY”), one of the shareholders of the Group, in respect of certain funds successfully raised by the Group that had been resulted from the services rendered by SUPERMERCY. The commission fee was recognized as a deduction of the funds raised recorded in additional paid in capital within the stockholders’ equity. There was no such transactions between the Group and SUPERMERCY during 2017 and 2016.

During the year ended December 31, 2016 and 2015, the Group made advance payments of $510 and $310 respectively to Mr. Peng for which a full provision has been recorded by the Company as of December 31, 2016 and 2015. During the year ended December 31, 2017, the Group made advance payments of $186 to Mr. Peng for business operation and was expensed as of December 31, 2017.

During the year ended December 31, 2017 and 2016, the Group made advance payments of $154 and $1,656 to Mr. Minghua Zhao, a former director of the Group, and $43 and $1,512 had been received in 2017 and 2016, respectively. As of December 31, 2017 and 2016, the Group has receivables from Mr. Minghua Zhao of $264 and $144, with provision of $264 and $144 had been provided, respectively.

During the year ended December 31, 2016, Suzhou Industrial Park Chengcheng Enterprise Guarantee Limited Company (“Chengcheng”) provided guarantee to secure the repayment obligation under a sale-and-leaseback agreement. The principle of the finance lease receivable guaranteed by Chengcheng amounted to $23,045 as of December 31, 2016 and will expire in 2025. Mr. Minghua Zhao, a former director of the Group, is the legal representative of Chengcheng. As of December 31, 2017, Chengcheng was no longer a related party of the Group.

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

As of December 31, 2017 and 2016, the Group had accounts payable to LDK Group of $4,713 and $4,389, respectively, which were primarily related to purchases of solar cells for solar development projects. The solar cells purchased from LDK Group for the years ended 2017, 2016 and 2015 were amounted to $nil, $3,691 and $11,712, respectively. The Group also consigned LDK Group to process solar cells to solar panels for its on-line platform business. The processing fee charged by LDK Group amounted to $nil, $nil and $4,000 for the years ended 2017, 2016 and 2015. Pursuant to a Settlement and Mutual Release dated December 30, 2014 and a supplementary agreement dated September 30, 2015, the LDK Group received $11,000 from the Group during the year ended December 31, 2015 for full settlement of outstanding receivable balances of $28,775 due from the Group. As a result, the Group derecognized liabilities of $17,775 due to LDK Group which was accounted for as a capital transaction by increasing additional paid in capital as of December 31, 2015.

29.	Subsequent Events

(a)	Disposition of Chinese Business

On August 30, 2018, the Group entered into a share purchase agreement (the “SPA”) with Lighting Charm Limited (“Lighting Charm”), an affiliate of Tracy Zhoushan, the spouse of Xiaofeng Peng, the Group’s Chairman of the Board of Directors and Chief Executive Officer. The agreement has been approved by an independent committee of the Group’s Board of Directors. The SPA provides that the Group sold Lighting Charm the 100% equity interest of SPI China (HK) Limited (“SPI China”), which holds all of the Group’s assets and liabilities related to its business in China (the “Acquired Business”). The Acquired Business includes EPC business, PV projects, Internet finance lease related business, and E-commerce in China. Pursuant to the terms of the SPA, the consideration for the Acquired Business to be paid by the Lighting Charm to the Group in cash was US$1.00.

The Company also granted the Buyer the option (the “Option”) to purchase from the Company up to 10,000,000 of the Company’s Ordinary Shares, par value of US$ 0.00001 per share (the “Ordinary Shares”), which Option will be exercisable by the Buyer at any time on or prior to August 21, 2021. The option exercise price is US$ 3.8 per share.

As one of the closing conditions as stated in the SPA, the Group effected an internal restructuring following which SPI China held the Group's subsidiaries in China only, while subsidiaries originally held by SPI China related to the Group’s business outside China were transferred to other subsidiaries of the Group. As at December 10, 2018, the transaction was closed.

(b)	Convertible Bonds

On June 29, 2018, the Group entered into a Second Amendment Agreement (“Second Amendment Agreement”) with Union Sky Holdings Group Limited (“Union Sky”) and Magical Glaze Limited (“MGL”). Pursuant to the Second Amendment Agreement, the convertible bond of $20,000 held by Union Sky were transferred to MGL. All the parties agreed that the repayment of $6,600, $6,700 and $6,700 of the principal amount of the convertible bond was extended to December 31, 2019, June 30 2020 and December 31, 2020, respectively. In addition, MGL has the option to convert the outstanding amounts under the convertible bond into equity interest in the Company at a conversion price per ordinary share that equals the weighted average daily closing price of the Company’s ADSs of ten weekdays since June 29, 2018.

(c)	Reverse Stock Split

On November 12, 2018, the 5,000,000,000 shares of a par value of $0.00001 each in authorized share capital of the Company be consolidated and divided into 500,000,000 shares of a par value of $0.0001 each, with such shares having the same rights and being subject to the same restrictions as the existing shares of $0.00001 each in the capital of the Company.

(d)	Dispute of Sinsin

On January 26, 2018, Sinsin Group filed a complaint against the Group requesting the payment of outstanding purchase price and related interest of $45,749 (EUR 38,054). On June 25, 2018, an interim measures judgment was made which appointed an interim management of Sinsin, consisting of two members elected by Sinsin Group and one member elected by the Group. The interim management would manage the bank accounts of Sinsin and collect the proceeds of electric energy revenue. As of the issuance of the financial statements, this case is still on the proceeding.

(e)	Late Filing of Tax Return

The Company did not file 2017 tax return which was due October 16, 2018 and has not received an assessment on penalty from IRS as the date of issuance of financial statements.

