Form 20-F/A
period 2017-12-31
SPI Energy Co., Ltd.
filed 2018-12-11
CIK 1210618

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

☐ Yes     ☒ No

EXPLANATORY NOTE

This amendment No. 1 is being filed to:

•	File Exhibit 15.2;
•	Add certain inadvertently omitted disclosures in Item 16F; and
•	Make certain inadvertently omitted changes to the disclosure in Note 14 to the financial statements.

Except as specified above, no material changes have been made to the Annual Report on Form 20-F.

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

Tax penalty. We recorded a $9.7 million expected tax penalty in 2017 for late filing of Federal and State income tax returns.

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

Tax penalty—Tax penalty was nil and $9.7 million for the years ended December 31, 2016 and 2017, respectively. It mainly represents expected penalty for late filing of Federal and State income tax returns.

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

The Company has provided KPMG with a copy of the foregoing disclosures and has requested that KMPG review such disclosures and furnish us with a letter addressed to the Securities and Exchange Commission (“SEC”) as specified by Item 16F(a)(3) of Form 20-F. Attached as Exhibit 99.1 is a copy of KPMG’s letter addressed to the SEC relating to the statements made by the Company in this Report on Form 20-F.

During the years ended December 31, 2016 and 2015 and through February 28, 2018, neither the Company nor anyone on its behalf consulted MarcumBP regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the consolidated financial statements of the Company, and neither a written report nor oral advice was provided to the Company that Marcum BP concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement (as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions to Item 16F of Form 20-F) or a reportable event.

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

4.37	Supply Agreement between EnSync, Inc. (formerly known as ZBB Energy Corporation) and Solar Power, Inc. dated July 13, 2015 (incorporated by reference to Exhibit 10.3 to our current report on Form 8-K (file No. 000-50142) filed with the Securities and Exchange Commission on April 17, 2015)

4.38	Governance Agreement between EnSync, Inc. (formerly known as ZBB Energy Corporation) and Solar Power, Inc. dated July 13, 2015 (incorporated by reference to Exhibit 10.2 to our current report on Form 8-K (file No. 000-50142) filed with the Securities and Exchange Commission on July 14, 2015)

4.39	Second Amended and Restated Agreement and Plan of Merger and Reorganization by and among Solar Power, Inc., SPI Energy Co., Ltd. and SPI Merger Sub, Inc. dated October 30, 2015 (incorporated by reference to Exhibit 2.1 of our current report on Form 8-K (file No. 000-50142) filed with the Securities and Exchange Commission on October 30, 2015)

4.40	Purchase Agreement by and between Tiger Capital Fund SPC and SPI Energy Co., Ltd. dated April 24, 2017 (incorporated by reference to Exhibit 4.40 to our Annual Report on Form 20-F for the year ended December 31, 2016, filed with the Securities and Exchange Commission on October 27, 2017)

4.41	Purchase Agreement by and between Qian Kun Prosperous Times Investment Limited and SPI Energy Co., Ltd. dated July 6, 2017 (incorporated by reference to Exhibit 4.41 to our Annual Report on Form 20-F for the year ended December 31, 2016, filed with the Securities and Exchange Commission on October 27, 2017)

4.42	Purchase Agreement by and between Qian Kun Prosperous Times Investment Limited and SPI Energy Co., Ltd. dated October 10, 2017 (incorporated by reference to Exhibit 4.42 to our Annual Report on Form 20-F for the year ended December 31, 2016, filed with the Securities and Exchange Commission on October 27, 2017)

4.43	Purchase Agreement by and between Alpha Assai fund sp of Sunrise SPC and SPI Energy Co., Ltd. dated October 10, 2017 (incorporated by reference to Exhibit 4.43 to our Annual Report on Form 20-F for the year ended December 31, 2016, filed with the Securities and Exchange Commission on October 27, 2017)

111

4.44	Framework Share Purchase Agreement by and among SPI Energy Co., Ltd., Thelmico Limited, SP ORANGE POWER (CYPRUS) LIMITED, THERMI TANEO Venture Capital Fund and other parties named therein, dated September 20, 2017 (previously filed)

4.45***	Sale and Purchase Agreement dated August 28, 2018 between SPI Energy Co., Ltd. And Lighting Charm Limited

8.1***	List of subsidiaries

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 11.1 of our annual report on Form 20-F (file No. 005-78703) filed with the Securities and Exchange Commission on May 17, 2016)

12.1*	Certification of the Principal Executive and Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification of Principal Executive Officer and Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Independent Registered Public Accounting Firm—KPMG Huazhen LLP

15.2*	Consent of Independent Registered Public Accounting Firm—Marcum Bernstein & Pinchuk LLP

99.1*	Letter from KPMG Huazhen LLP

101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Calculation Presentation Document

_____________________

*	Filed herewith
**	Furnished herewith
***	Previously filed

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

/s/ Marcum Bernstein & Pinchuk LLP

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

The Company was late for filing Federal and State income tax returns, hence an expected penalty payable of $9,670 was accrued as of December 31, 2017.

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

