Form 20-F
period 2018-12-31
SPI Energy Co., Ltd.
filed 2019-04-30
CIK 1210618

Table of Contents

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2018.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to __________.

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

14,514,125 ordinary shares as of April 29, 2019

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

☐ Yes     ☒ No

i

CONVENTIONS THAT APPLY TO THIS ANNUAL REPORT

Unless otherwise indicated and except where the context otherwise requires, references in this annual report on Form 20-F to:

•	“we,” “us,” “our Company,” “our” or “SPI Energy” refer to SPI Energy Co., Ltd., a Cayman Islands holding company and its subsidiaries or any of them, or where the context so requires, in respect of the period before our Company became the holding company of its present subsidiaries, such subsidiaries as if they were subsidiaries of our Company at the relevant time;
•	“2016,” “2017” and “2018” refers to our fiscal years ended December 31, 2016, 2017 and 2018, respectively;
•	“ADSs” refers to the American depositary shares, each representing ten ordinary shares, which were listed on the NASDAQ Global Select Market under the symbol of “SPI” between January 19, 2016 and September 18, 2017;
•	“AUD” or “Australian Dollar” refers to the legal currency of Australia;
•	“BT model” refers to our build-and-transfer model;
•	“China” and “PRC” refer to the People’s Republic of China, excluding, for purposes of this annual report, Hong Kong and Macau special administrative regions and Taiwan;
•	“DG” refers to distributed generation;
•	“EPC” refers to engineering, procurement and construction services;
•	“EUR” or “Euro” refers to the legal currency of the countries comprising the euro area;
•	“British Pound” or “GBP” refers to the legal currency of the United Kingdom;
•	“Japanese Yen” or “JPY” refers to the legal currency of Japan;
•	“FIT” refers to feed-in tariff(s);
•	“IPP model” refers to our independent power producer model;
•	“LDK” refers to LDK Solar Co., Ltd.;
•	“O&M” refers to operating and maintenance;
•	“PPA” refers to power purchase agreement(s);
•	“PV” refers to photovoltaic;
•	“Redomicile Merger” refers to the redomicile of Solar Power, Inc. to the Cayman Islands through a merger with and into a wholly-owned subsidiary of SPI Energy Co., Ltd., which was completed on January 4, 2016;
•	“RMB” or “Renminbi” refers to the legal currency of China;
•	“Shares” or “ordinary shares” refers to our ordinary shares, par value $0.0001 per share;
•	“SPI” refers to Solar Power, Inc., a company incorporated under the law of California;
•	“U.K.” refers to the United Kingdom;
•	“U.S.” refers to the United States of America;
•	“U.S. dollar” or “$” refers to the legal currency of the United States of America; and
•	“watt” or “W” refers to the measurement of total electrical power, where “kilowatt” or “kW” means one thousand watts, “megawatts” or “MW” means one million watts and “gigawatt” or “GW” means one billion watts.

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

The conversion of amounts of Australian Dollars, Euros and Renminbi, respectively, into U.S. dollars in this annual report, made solely for the convenience of readers, is based on the noon buying rates in the city of New York for cable transfers of Australian Dollars, Euros, British Pounds, Japanese Yen and Renminbi, respectively, as certified for customs purposes by the Federal Reserve Bank of New York as of December 31, 2018, which was AUD1.4192 to $1.00, EUR0.8729 to $1.00, GBP0.7835 TO $1.00, JPY109.70 to $1.00 and RMB6.8755 to $1.00, respectively, unless indicated otherwise. No representation is intended to imply that the Australian Dollar, Euro or Renminbi could have been, or could be, converted, realized or settled into U.S. dollars at the foregoing rates or any other rate.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

Our Selected Consolidated Financial Data

The following selected consolidated statements of operations data for the years ended December 31, 2016, 2017 and 2018 and the selected consolidated balance sheet data as of December 31, 2017 and 2018 are derived from our audited consolidated financial statements included elsewhere in this annual report. The selected consolidated statements of operations data for the years ended December 31, 2014 and 2015 and the consolidated balance sheet data as of December 31, 2014, 2015 and 2016 are derived from our audited consolidated financial statements not included in this annual report. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. The historical results are not necessarily indicative of results to be expected in any future periods.

On January 1, 2017, we deconsolidated Sinsin Renewable Investment Limited due to loss of control.

On December 10, 2018, the SPI China (HK) Limited and all China business were divested.

	For the year ended December 31,
	2014	2015	2016	2017	2018
	*	*	*	*
	($ in thousands, except share and per share data)
Consolidated Statements of Operations Data:
Net sales:
Net sales	91,642	190,510	114,602	121,520	125,582
Total net sales	91,642	190,510	114,602	121,520	125,582
Cost of goods sold:
Cost of goods sold	77,430	176,469	102,147	111,428	114,525
Provision for losses on contracts	2,055	5,932	385	–	–
Total cost of goods sold	79,485	182,401	102,532	111,428	114,525
Gross profit (loss)	12,157	8,109	12,070	10,092	11,057
Operating expenses:
General and administrative	8,286	76,747	13,728	13,994	12,225
Sales, marketing and customer service	1,401	39,428	3,238	2,944	2,285
Provision (reverse) for doubtful accounts, notes and other receivables	(2,043)	45,328	7,106	1,693	(501)
Impairment charges	–	10,853	79,598	740	–
Total operating expenses	7,644	172,356	103,670	19,371	14,009
Operating income (loss)	4,513	(164,247)	(91,600)	(9,279)	(2,952)
Other income (expense):
Interest expense	(2,259)	(9,275)	(3,494)	(8,087)	(6,665)
Interest income	1,212	2,218	802	384	320
Gain (loss) on extinguishment of convertible bonds	(8,907)	–	–	7,121	–
Change in fair value of derivative asset/liability	972	(15,650)	(2,328)	–	–
Tax penalty	–	–	–	(9,670)	–
Gain on troubled debt restructuring	–	–	–	–	1,887
Loss on investment in affiliates	–	(2,493)	(6,296)	(2,214)	–
Net foreign exchange gain(loss)	1,498	4,412	646	(5,141)	1,118
Others	815	628	847	509	487
Total other income (expense), net	(6,669)	(20,160)	(9,823)	(17,098)	(2,853)
Loss from continuing operations before income taxes	(2,156)	(184,407)	(101,423)	(26,377)	(5,805)
Income taxes expense	3,040	673	606	137	332
Loss from continuing operations	(5,196)	(185,080)	(102,029)	(26,514)	(6,137)
Loss from discontinued operations, net of tax	–	–	(118,939)	(64,445)	(6,122)
Net loss	(5,196)	(185,080)	(220,968)	(90,959)	(12,259)
Net loss per common share: Basic and Diluted	(2)	(30)	(34)	(13)	(1.7)
Net loss from continuing operations per common share: Basic and Diluted	(2)	(30)	(16)	(4)	(0.9)
Net loss from discontinued operations per common share: Basic and Diluted	–	–	(18)	(9)	(0.8)
Weighted average number of common shares used in computing per share:**
Basic and Dilutive	3,070,051	6,120,471	6,415,616	6,826,633	7,262,023

	As of December 31,
	2014	2015	2016	2017	2018
	*	*	*	*
Summary Consolidated Balance Sheet Data:
Cash and cash equivalents continuing	156,540	6,021	2,024	2,238	4,141
Current assets of continuing operations	*	91,869	70,160	78,879	73,883
Current assets of discontinued operations	*	301,700	84,173	52,433	–
Total current assets	381,314	393,569	154,333	131,312	73,883
Total assets	587,907	709,570	361,818	317,311	188,728
Current liabilities of continued operations	*	156,976	160,449	172,990	166,531
Current liabilities of discontinued operations	*	316,575	170,079	213,316	–
Total current liabilities	252,309	473,551	330,528	386,306	166,531
Total liabilities	325,799	493,012	374,746	414,955	188,658
Total equity (deficit)	262,108	216,558	(12,928)	(97,644)	70
Total liabilities and equity (deficit)	587,907	709,570	361,818	317,311	188,728

* The China business was discontinued operations after the disposal, the consolidated statements of operations data for the years ended December 31, 2016 and 2017 and the consolidated balance sheet data as of December 31, 2015, 2016 and 2017 were reclassified to conform to current year presentation, while the consolidated statements of operations for the years ended December 31, 2014 and 2015 and the consolidated balance sheet data as of December 31, 2014 was not reclassified as management considered it not cost-effective to do so.

**The shares are presented on a retroactive basis to reflect the Company’s Reverse Stock Splits.

Exchange Rate Information

Not Applicable.

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

Our business, financial condition and results of operations are subject to various changing business, competitive, economic, political and social conditions worldwide. In addition to the factors discussed elsewhere in this annual report, the following are some of the important factors that could adversely affect our operating results, financial condition and business prospects, and cause our actual results to differ materially from those projected in any forward-looking statements.

Risks Related to Our Business and Industry

We have incurred net losses, experienced net cash outflows from operating activities and recorded working capital deficit. If we do not effectively manage our cash and other liquid financial assets and execute our liquidity plan, we may not be able to continue as a going concern.

We incurred net losses of $221.0 million, $91.0 million and $12.3 million in 2016, 2017 and 2018, respectively. We had an accumulated deficit of $570.1 million as of December 31, 2018. We also had a working capital deficit of $92.6 million as of December 31, 2018. In addition, we have substantial amounts of debts that became due in 2017, 2018 and 2019.

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

The report of our independent registered public accounting firm on our financial statements as of and for the year ended December 31, 2018 includes discussions on our ability to continue as a going concern. Although we have formulated a liquidity plan as summarized under Note 2 to our consolidated financial statements appearing elsewhere in this annual report, we cannot assure you that we will be able to successfully execute this liquidity plan. The amount of liquidity that we need may be greater than we currently anticipate as a result of additional factors and events beyond our control, such as global economic slowdown, continued downturn in the global PV market, potential financial crises globally or in any region where we conduct a significant portion of our business, changes in the regulatory and business environments, including international trade-related sanctions, which may prevent us from operating normally or from effectively competing in the PV industry. All of these and other factors and occurrences may increase our cash requirements and make us unable to satisfy our liquidity requirements and we may, as a result, be unable to continue as a going concern.

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

However, there is no assurance that these initiatives and strategies will be successfully implemented, or even if successfully implemented, our cash position and our operational efficiency will be improved. In the event that our business initiatives and strategies do not achieve the expected results, our business, financial conditions, results of operations and liquidity position may be materially and adversely affected. Furthermore, we have identified several business related risk factors, such as compliance with laws and regulations, contingent liabilities arising from litigations, suspected related party transactions and unusual transactions, which could cause cash position to further deteriorate.

The operations of our e-commerce and investment business platform are unsuccessful.

In early 2015, our related party, Solar Energy E-Commerce (Shanghai) Limited (“Solar Energy E-Commerce”), launched the e-commerce and investment platform, www.solarbao.com, or the Solarbao platform, enabling retail customers and solar project developers to purchase various PV-related products and services. The Solarbao platform was intended to create a network connecting investors seeking solar industry investment opportunities and solar project developers. This platform primarily generated revenue from commissions derived from the leasing of solar panels. Starting in April 2017, we ceased offering new investment products to investors and stopped accepting new investments on the Solarbao platform due to its short operating history, the ever-changing Chinese regulatory regime, government policies in this area and various other reasons as discussed below.

We divested this business in December 2018. If regulators determine that this divestiture was ineffective for any reason, we may be subject to significant liabilities due to this business.

We are in default on a number of our obligations, which could result in our being forced to cease operations if we are unable to reach satisfactory settlement with applicable counterparties.

We are in default on the following obligations:

•	We have outstanding convertible bonds of $55.0 million, which were defaulted in June 2016 and not repaid as at December 31, 2017. On February 12, 2017, we entered into an Amendment Agreement (“Agreement”) with Union Sky Group Limited, one of the holders of our convertible bonds, to extend the maturity date of the bonds, pursuant to which the repayment of US$6.6 million, US$6.7 million and $6.7 million of the principal amount of the convertible bond will be due by April 30, 2017, January 30, 2018 and January 30, 2019, respectively. Union Sky Group Limited has the option to convert the outstanding amounts under the convertible bond into equity interest in our company at a conversion price of $1.372 per share. We were not able to make the first repayment as of April 29, 2017. We have been in communications with the holders of our convertible bonds, including Union Sky Group Limited, to further extend the maturity date of the bonds, and On June 29, 2018, the Company entered into another amendment agreement (the “2nd Amendment”) with the SPV and Magical Glaze Limited (the “MGL”), a company incorporated under the laws of British Virgin Islands, pursuant to which agreement the SPV has transferred all the rights and obligations under the Convertible Bond Agreement and 1st Amendment to MGL, and the maturity date of the note was extended. According to the 2nd Amendment, the repayment of US$6.6 million, US$6.7 million and US$6.7 million of the principal amount of the note and interest thereon is due by December 2019, June 2020 and December 2020, respectively.

If we are unable to enter into settlement arrangements with all of the parties with whom we are in default, we could be forced to cease operations.

We conduct our business in diverse locations around the world and are subject to economic, regulatory, social and political risks internationally and in the regions where we operate.

We currently conduct our business operations in the U.S., Japan, U.K., Greece, Italy and Australia, and as of April 30, 2019, we owned and operate 15.706 MW of solar projects and had 1.85 MW of solar projects under construction across the world. We also provide EPC services in the U.S. Our business is therefore subject to diverse and constantly changing economic, regulatory, social and political conditions in these markets.

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

Prior to 2014, we were primarily engaged in providing EPC services to developers of solar projects in the U.S. We have since 2014 expanded our global project development business under our independent power producer model, or IPP model, or our build-and-transfer model, or BT model, by ramping up our portfolio of solar projects. This limited operating history of developing and operating solar projects under our IPP and BT model may not be a reliable indicator of our future performance.

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

Due to the change in our strategic focus and revenue generating efforts since 2014, our prior operating history and historical operating results may not provide a meaningful basis for evaluating our business, financial performance and prospects. Period-to-period comparisons of our operating results and our results of operations for any period should not be relied upon as an indication of our performance for any future period. We have incurred net losses since our inception and as of December 31, 2018, we had an accumulated deficit of approximately $570.1 million. We may not be able to achieve or maintain profitability in the future.

We may not be able to acquire additional solar projects to grow our project portfolio, or effectively integrate or realize the anticipated benefits of our acquisitions.

Our current business strategy includes plans to further increase the number of solar projects we own and operate. Since 2014, we have significantly expanded our operations through acquisitions of solar projects across different development stages in Japan, the U.S., the U.K., Greece and Italy, and we may acquire additional businesses, products or technologies or enter into joint ventures or other strategic initiatives in the future. Accordingly, our ability to execute our expansion strategies depends on our ability to identify suitable investment or acquisition opportunities, which is subject to numerous uncertainties. We may not be able to identify favorable geographical markets for expansion or assess local demand for solar power, identify a sufficient number of projects as contemplated, or secure project financing and refinancing on reasonable terms for the contemplated acquisitions. In addition, our competitors may have substantially greater capital and other resources than we do, and may be able to pay more for the acquisition targets we identify and may be able to identify, evaluate, bid for and acquire a greater number of projects than our resources permit.

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

We require a significant amount of cash to meet our capital requirements and fund our operations, including payments to suppliers for PV modules and components and to contractors for EPC services. As of December 31, 2018, we had $3.2 million in outstanding short-term borrowings (and the current portion of long-term borrowings) and $6.7 million in outstanding long-term borrowings (excluding the current portion).

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

We generally recognize revenue from EPC services on a “cost-based input method” and payments are due upon the achievement of contractual milestones and any delay or cancellation of a project could adversely affect our business.

We generally recognize revenue from our EPC services on a “cost-based input method”, and as a result, revenues from our EPC services are driven by the performance of our contractual obligations, which is in turn generally driven by timelines of the installation of solar power systems at customer sites. Such arrangement could result in unpredictability of revenue and in the near term, a revenue decrease. As with any project-related business, there is potential for delays within any particular customer project. Variation of project timelines and estimates may impact our ability to recognize revenue in a particular period. In addition, certain EPC contracts may provide for payment milestones due at specified stages throughout the development of a project. Because we must invest substantially in a project in advance of achieving these milestones and receiving payments, delay or cancellation of a project could adversely affect our business and results of operations.

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

We have expanded our business to include global project development and may not have the same level of expertise and customer base as our competitors, which may affect our ability to successfully establish our presence in the global market. Our current or potential competitors may have greater operational, financial, technical, market share, scale, management or other resources than us in our existing or target markets. Our competitors may also enter into strategic alliances with other competitors to our detriment, or may ally with our suppliers or contractors, thereby limiting our procurement choices and our flexibility in project development. Our current or potential competitors may offer PV solutions comparable or superior to ours at the same or lower prices, or adapt more quickly to industry trends than we do. Increased competition may result in price reductions, reduced profit margins and loss of market share.

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

In 2014, we commenced our global project development business by ramping up our portfolio of solar projects under both our IPP BT and EPC models. Since we sold all of our projects in China in connection with the sale of our Chinese business in December 2018, the attributable capacity of our projects in operation dropped from 73.12 MW as of December 31, 2017 to 15.706 MW as of April 30, 2019, and projects under construction decreased from 23.99 MW as of December 31, 2017 to 1.85 MW as of April 30, 2019. In addition, we had an aggregate of 34.64 MW of projects in announced pipeline as of April 30, 2019. See “Item 4. Information on the Company—B. Business Overview—Our Global Project Development Business.” The development of solar projects involves numerous risks and uncertainties and require extensive research, planning and due diligence. Before we can determine whether a solar project is economically, technologically or otherwise feasible, we may be required to incur significant capital expenditure for land and interconnection rights, preliminary engineering, permitting, legal and other work. Success in developing a particular solar project is contingent upon, among others:

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

We source PV modules and other balance-of-system components from a wide selection of third-party suppliers and engage third-party contractors for the construction of solar projects. We typically enter into contracts with our suppliers and contractors on a project-by-project basis and do not maintain long-term contracts with our suppliers or contractors. Therefore, we are generally exposed to price fluctuations and availability of PV modules and balance-of-system components sourced from our suppliers and construction services procured from our contractors. For example, in light of changing market dynamics and government policies, the price and availability of PV modules have been subject to significant volatility in recent years. Increases in the prices of PV modules or balance-of-system components, decreases in their availability, fluctuations in construction, labor and installation costs, or changes in the terms of our relationship with our suppliers and contractors may increase the cost of procuring equipment and engaging contractors and hence materially adversely affect our financial condition and results of operations.

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

The projects in our solar project portfolio are relatively new with expected operating lives of more than 20 years. The majority of our projects in operation as of December 31, 2018 had commenced operations within the last 36 months. In addition, the projects we acquire in the future may not have commenced construction or operation or otherwise have a limited operating history. As a result, our assumptions and estimates regarding the future performance of these projects are, and will be, made without the benefit of a meaningful operating history, which may impair our ability to accurately assess the potential profitability of the projects. The performance of these projects will also be subject to risks inherent in newly constructed renewable energy projects, including breakdowns and outages, latent defects, equipment that performs below our expectations and system failures. Failure of some or all of our projects to perform up to our expectations could have a material adverse effect on our business, financial condition and results of operations.

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

Our qualified and experienced project development teams are critical to our success. We may not be able to continue to attract, train and retain qualified personnel, including executive officers, project development personnel, project management personnel and other key personnel with the necessary experience and expertise. In particular, as we enter into new markets, we face challenges to recruit and retain qualified personnel who are familiar with local regulatory regimes and have adequate experiences in project development and operations. In particular, we have experienced a lack of accounting personnel with an appropriate level of knowledge and experience in U.S. GAAP.

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

We rely primarily on trade secrets, know-how and other proprietary information to protect our intellectual property. Nevertheless, these afford only limited protection and the actions we take to protect our intellectual property rights may not be adequate to provide us with meaningful protection or commercial advantage. Third parties may be able to use the technologies that we have developed and compete with us, which could have a material adverse effect on our business, financial condition or results of operations. Our failure to protect our intellectual property and proprietary rights may undermine our competitive position. Third parties may infringe or misappropriate our proprietary technologies or other intellectual property and proprietary rights. Policing the unauthorized use of proprietary technology can be difficult and expensive. In particular, the laws and enforcement procedures certain markets where we operate are uncertain or do not protect intellectual property rights to the same extent as do the laws and enforcement procedures of the United States. We may need to resort to court proceedings to enforce our intellectual property rights in the future. Litigation relating to our intellectual property might result in substantial costs and diversion of resources and management attention away from our business. An adverse determination in any such litigation will impair our intellectual property rights and adversely affect our business, prospects and reputation.

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

Our management identified material weaknesses in our internal control over financial reporting, and our chief executive officer concluded that our disclosure and internal controls and procedures were not effective as of December 31, 2018. See “Item 15. Controls and Procedures” for more information. There can be no assurance as to how quickly or effectively we can remediate the material weaknesses in our internal control over financial reporting or that additional material weaknesses will not be identified in the future.

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

We currently operate in a number of jurisdictions including the U.S., Japan, U.K., Greece, Italy and Australia, and our local operations are generally conducted in the functional currency of the home jurisdiction. The FIT and other subsidies granted are also denominated in local currencies. Thus, we deal on a regular basis in several currencies concurrently, which exposes us to significant currency exchange risks. Any increased costs or reduced revenue as a result of foreign exchange rate fluctuations could adversely affect our profit margins. The fluctuation of foreign exchange rates also affects the value of our monetary and other assets and liabilities denominated in local currencies. Generally, an appreciation of the U.S. dollar against the relevant local currencies could result in a foreign exchange loss for assets denominated in such local currencies and a foreign exchange gain for liabilities denominated in such local currencies. Conversely, a devaluation of the U.S. dollar against the relevant local currencies could result in a foreign exchange gain for assets denominated in such local currencies and a foreign exchange loss for liabilities denominated in such local currencies.

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

As of the date of this annual report, we had 14,514,125 ordinary shares outstanding, including 4,224,340 ordinary shares, or approximately 29% of our total ordinary shares outstanding, held by Mr. Xiaofeng Peng, our director, executive chairman of the board of directors and chief executive officer. The possibility that substantial amounts of our outstanding Shares may be sold by Mr. Xiaofeng Peng or the perception that such sales could occur, or “equity overhang,” could adversely affect the market price of our ordinary shares, and could impair our ability to raise additional capital through the sale of equity securities in the future.

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

It may be difficult to effect service of process on, or to enforce any judgments obtained against us, our directors, or our senior management members.

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

The price of our ordinary shares has been and may continue to be subject to wide fluctuations in the future in response to many events or factors, including those discussed in the preceding risk factors relating to our operations, as well as:

•	actual or anticipated fluctuations in operating results, actual or anticipated gross profit as a percentage of net sales, our actual or anticipated rate of growth and our actual or anticipated earnings per share;

•	changes in expectations as to future financial performance or changes in financial estimates;

•	changes in governmental regulations or policies in the countries in which we do business;

•	our, or a competitor’s, announcement of new products, services or technological innovations;

•	the operating and stock price performance of other comparable companies;

•	news and commentary emanating from the media, securities analysts or government bodies relating to us and to the industry in general;

•	changes in the general condition of the global economy and credit markets;

•	general market conditions or other developments affecting us or our industry;

•	announcements regarding patent litigation or the issuance of patents to us or our competitors;

•	release or expiry of lock-up or other transfer restrictions on our outstanding ordinary shares;

•	sales or perceived sales of additional ordinary shares; and

•	commencement of, or our involvement in, litigation.

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

Our ordinary shares are currently listed for trading on the NASDAQ Global Select Market. However, we were subject to delisting proceedings for failure to maintain a trading value of publicly held shares in excess of $15 million. The hearings panel granted us until May 17, 2019 to comply with the minimum $15 million of publicly held shares requirement. We believe that we will be able to increase the market value of our publicly held shares by that date, but we cannot provide any assurance of our ability to do so. If our ordinary shares are delisted from the NASDAQ, it would make it more difficult for our shareholders to sell our ordinary shares in the public market and will result in decreased liquidity, limited availability of market quotations for our ordinary shares, limited availability of news and analyst coverage on us and decrease in our ability to issue additional securities.

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

We are not required to, and will not voluntarily meet, these requirements. For example, our board of directors currently consists of five directors, three of whom satisfy the “independence” requirements of Rule 10A-3 under the Exchange Act and Rule 5605 of the NASDAQ Rules. The law of our home country, the Cayman Islands, does not require a majority of our board of directors be composed of independent directors. We intend to follow our home country practice with regard to the composition of the board of directors.

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

We raised a significant amount of cash for our working capital purposes from the issuance of shares of SPI’s common stock and convertible notes in 2014, 2015 and 2016 to non-U.S. investors in private placements. In those periods, we entered into various private placement share purchase agreements and option agreements with a number of non-U.S. investors and issued approximately 356.7 million unregistered shares or options to purchase shares of SPI’s common stock in reliance on Regulation S of the Securities Act, or Regulation S, mostly at a per share purchase price benchmarked to the prevailing trading price of SPI’s shares at the respective dates of these agreements, and raised an aggregate of $401.58 million. We also raised $55.0 million of cash by issuing unregistered convertible notes to non-U.S. investors in reliance of Regulations S in 2014 and 2015. In January 2016, we raised $5 million by issuing 2.5 million ordinary shares, in reliance on Regulation S, to a non-U.S. investor who exercised an option to purchase our ordinary shares pursuant to an option agreement with our Company. In September 2016, we entered into share purchase agreements with certain existing shareholders, including certain members of our management and other investors to issue and sell them an aggregate of 386.1 million ordinary shares for a total consideration of approximately $100 million. In January 2017, we completed approximately $0.881 million of its $100 million private placement. The investors in these transactions have advised us that they no longer wish to close on these transactions.

In April 2017, we entered into a share purchase agreement with Tiger Capital Fund SPC participating in Tiger Global SP, which agreed to purchase 800,000 ordinary shares, at an aggregate purchase price of $5.76 million. In June 2017, the Tiger Fund agreed to assign its rights and obligations under the share purchase agreement to Qian Kun Prosperous Times Investment Limited. The transaction was completed in July 2017.

In October 2017, we entered into share purchase agreements with each of Qian Kun Prosperous Times Investment Limited and Alpha Assai fund SP of Sunrise SPC. The share purchase agreements provide, among other things, that Qian Kun Prosperous Times Investment Limited and Alpha Assai fund SP of Sunrise SPC will purchase 800,000 and 2,400,000 ordinary shares respectively, for a total consideration of $33.92 million, subject to the terms and conditions of the respective share purchase agreement, including a lock-up for 90 days from the closing date of the contemplated transactions, or such other time or on such other date that is agreed upon in writing by both parties. The investors in these transactions delayed closing the placement due to our delinquency status with Nasdaq. The investors in these transactions advised us that they no longer wish to close on these transactions.

On January 17, 2019, we entered into share purchase agreements with certain existing shareholders (including certain key management personnel of the Company) and other investors (collectively, the "Purchasers"), to purchase an aggregate of 6,600,000 ordinary shares of the Company at a price of US$1.16 per Share, for a total consideration of approximately $7.7 million. The transaction has closed on April 14, 2019. The shares are being offered and sold solely to non-U.S. investors, on a private placement basis in reliance on Regulation S promulgated under the U.S. Securities Act of 1933, as amended. The ordinary shares have not been and will not be registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration. Net proceeds from the sale of the shares are intended to be used for expansion of our global PV project activities and general corporate purposes.

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

Between January 19, 2016 and September 18, 2017, our ADSs were listed on the NASDAQ Global Select Market under the symbol of “SPI”. The Bank of New York Mellon, the depositary bank for the ADS facility, terminated our ADS facility on September 18, 2017. Following such termination, we listed our ordinary shares, par value US$0.0001 per share, for trading on NASDAQ Global Select Market in substitution for our ADSs. On September 19, 2017, the substitution listing became effective and our ordinary shares began trading on the NASDAQ Global Select Market under the symbol of “SPI”.

On January 1, 2017, we deconsolidated Sinsin Renewable Investment Limited due to loss of control.

On December 10, 2018, we divested all our business and operations in China for nominal consideration due to the significant liabilities in the business.

Nasdaq Compliance

On December 12, 2018, we received a letter from the Nasdaq indicating that the Company is not in compliance with NASDAQ Listing Rule 5450(b)(3)(C) (the “Rule”) for continued listing because the market value of its publicly held shares was less than $15 million. Normally, a company that fails to comply with the Rule would be eligible for a 180 day compliance period. However, in its November 19, 2018 decision relating to a prior delinquency of the Company, the Nasdaq Hearings Panel (the “Panel”) determined to impose a Panel Monitor lasting through 2019. The Panel noted that if at any time during the monitor period the Company fails any listing standard, Nasdaq would issue a delisting determination and the hearings department would schedule a new hearing. Therefore, the Company is not eligible for the 180 day compliance period and the Panel will notify the Company of its newly scheduled hearing date in the coming days. The hearing was held on January 24, 2019, and the hearings panel granted us until May 17, 2019 to comply with the minimum $15 million of publicly held shares requirement. We believe that we will be able to increase the market value of our publicly held shares by that date, but we cannot provide any assurance of our ability to do so. If we do not satisfy the requirement by May 17, 2019, our ordinary shares will be delisted from the Nasdaq. If our ordinary shares are delisted from the NASDAQ, it would make it more difficult for our shareholders to sell our ordinary shares in the public market and will result in decreased liquidity, limited availability of market quotations for our ordinary shares, limited availability of news and analyst coverage on us and decrease in our ability to issue additional securities.

B.	Business Overview

We are a global provider of PV solutions for business, residential, government and utility customers and investors. We provide a full spectrum of EPC services to third party project developers, as well as develop, own and operate solar projects that sell electricity to the grid in multiple countries, including the U.S., the U.K., Greece, Japan and Italy. Prior to 2014, we were primarily engaged in providing EPC services to developers in the U.S. We were also engaged in the development, manufacture and marketing of a variety of PV modules, the key components of solar parks that convert sunlight into electricity, and balance-of-system components, including our in-house brand. We have discontinued our manufacturing business and liquidated our research and development function. Beginning in 2014, we expanded our global project development business by ramping up our portfolio of global solar projects, including projects that we plan to hold in the long term and derive electricity generation revenue from our independent power producer model, or IPP model, and projects that we plan to sell in the future when we are presented with attractive opportunities under our build-and-transfer model, or BT model. We grow our project portfolio primarily through acquisitions and act as a secondary developer for the projects which are under construction or in pipeline upon acquisition. Solar projects in our current portfolio include projects at all stages of development, including projects in operation, projects under construction and projects in pipeline. See “—Our Global Project Development Business—Our Solar Project Portfolio.”

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

For our global project development business, as of April 30, 2019, we had completed a series of acquisitions of solar projects that were in operation, consisting of (i) 26.6 MW of projects in Greece, acquired in December 2014 for a total consideration of $80.948 million including the rights to be awarded up to 360MW EPC contracts, (ii) 4.3 MW of projects in Italy, acquired in February 2015 for a total consideration of $11.8 million, (iii) 1.082 MW and 1.988 MW of projects in Greece, acquired in December 2017 and March 2019 respectively, for a total consideration of Euro 6.0 million ($ 6.87 million), and (iv) 0.2744 MW of projects in Japan, acquired in July 2017 for a total consideration of JPY 110 million ($ 0.98 million) .

By the year end of December 31, 2018, we sold eight solar projects in the U.S. (9.653MW) to third party at the consideration of $15.8 million, which has been recognized as revenue accordingly. We divested our solar projects in China in December 2018.

As of the date of this report, we are constructing an aggregate of 1.85 MW of projects in the United States under our BT model. We anticipate that the U.S. project will be connected to the grid in 2020.

We had 34.64MW of projects in announced pipeline as of April 30, 2019. See “—Our Global Project Development Business—Our Solar Project Portfolio.” We expect to complete the acquisition of, or commence permitting processes for, our projects in announced pipeline as soon as practicable. We believe these new additions, combined with our existing project portfolio, demonstrate our broad geographic reach and established presence across key solar markets and mitigate country-specific risks.

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

We divested this business and all our operations in China in December 2018 for nominal consideration due to the significant liabilities in the business.

Deconsolidation

On January 1, 2017, we deconsolidated Sinsin Renewable Investment Limited due to loss of control.

Disposition China Assets

On August 30, 2018, SPI Energy Co., Ltd. (“SPI Energy” or the “Company”) entered into a share purchase agreement (the “SPA”) with Lighting Charm Limited (the “Buyer”), an affiliate of Ms. Shan Zhou, the spouse of Xiaofeng Peng, the Company’s Chairman of the Board of Directors and Chief Executive Officer. The agreement was approved by an independent committee of the Company’s Board of Directors and the transactions contemplated by the SPA closed on December 10, 2018.

The SPA provides that the Company will sell the Buyer 100% of the shares of SPI China (HK) Limited (“SPI China”), which holds all of the Company’s assets and liabilities related to its business in China (the “Acquired Business”). These assets include EPC business, PV projects, Internet finance lease related business, and E-commerce in China.

Pursuant to the terms of the SPA, the consideration (the “Consideration”) for the Acquired Business to be paid by the Buyer to the Company in cash was the greater of (i) US$1.00 or (ii) the fair market value of the business as determined by an independent appraisal firm. The Company also granted the Buyer the option (the “Option”) to purchase from the Company up to 1,000,000 of the Company’s Ordinary Shares, par value of US$ 0.0001 per share (the “Ordinary Shares”), which Option will be exercisable by the Buyer at any time on or prior to August 21, 2021. The option exercise price is US$ 3.80 per share. Although the Agreement provided for the Company to repurchase the Acquired Business, on December 9, 2018, the Company and the Buyer entered into a supplemental agreement pursuant to which the repurchase right was eliminated.

The pre-closing restructuring mainly resulted in: (1) SolarJuice Co., Ltd., a 100% wholly owned subsidiary of the Company, acquiring 80% of the equity interests in Solar Juice Pty Limited, a holding company which holds all the assets of the Company in Australia; (2) the Company acquiring all of the equity interests in Solar Power Inc. UK Service Limited, a holding company which holds all the assets of the Company in UK; (3) SPI Orange Power (Cyprus) Limited, a 100% wholly owned subsidiary of the Company, acquiring all of the equity interests in SPI Renewable Energy (Luxembourg) Private Limited Company S.a.r.l., a holding company which holds part of the assets of the Company in Italy; (4) SPI Orange Power (Cyprus) Limited acquiring all the equity interests in ItalsolarS.r.l, a company which holds a portion of the assets of the Company in Italy; (5) the Company acquiring all of the equity interests of Sinsin Renewable Investment Limited, a holding company which holds all the assets of the Company in Greece; and (6) SPI Group Holding Co., Ltd., a 100% wholly owned subsidiary of the Company, acquiring 97% of the equity interests in SPI Solar Japan G.K.

On December 10, 2018, the Company and the Buyer executed the bought and sold notes and instrument of transfer relating to the shares in SPI China. Based on Vanessa Stott’s Hong Kong Company Law (14th Edition), upon the execution of the bought and sold notes, the equitable title to the shares in SPI China passes to the Buyer and until the legal title is transferred, the Company holds the shares in SPI China on trust for the Buyer. On December 10, 2018, the Company arranged for the submission of the bought and sold notes and instrument of transfer together with the relevant documents to the Hong Kong Stamp Office for the assessment of the stamp duty. The stamp duty has been paid on February 13 2019. On April 30, 2019, the Buyer’s name has entered in the register of members of SPI China, the Buyer is the owner of the shares in SPI China.

Crypto Mining Hosting

In early 2018, we launched www.umining.io, a turnkey solution offering global crypto-mining hosting, training, sales, and repair services. As of December 31, 2018, we had 2 pilot mining sites in Canada and the U.S. We continue to look for potential investments to increase our mining capacity by the end of 2019.

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

We earn pre-agreed EPC service fees from our customers, who generally make milestone payments to us. In 2016 and 2017, we derived revenue of $13.5million and nil respectively from the provision of our EPC services. In 2016, we entered into new EPC contracts in China to provide EPC services to a 0.289MW project with Hebei Zhaoshu New Energy Technology Co., Ltd. and a 1MW project with Foshan Kezhou New Energy Development Co.,   Ltd. In 2017 and 2018, because of the legal proceedings relating to the Solarbao platform, we did not enter into any EPC contracts in China. We divested all of our Chinese business in December 2018.

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

PV modules, the primary equipment of our solar projects, typically contribute to a substantial portion of the overall system costs. We procure our PV modules from a wide array of suppliers including Trina Solar Limited, JinkoSolar Holding Co., Ltd., Xiexin Integration Technology Co., Ltd., JA Solar Holding Co., Ltd., LG Electronics, and Chint, among others.

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

Our Global Project Development Business

We develop and sell or own and operate solar projects which sell electricity to the grid in multiple countries, including the U.S., the U.K., Greece, Japan and Italy. In 2014, we expanded our global project development business by ramping up our portfolio of global solar projects, including projects that we plan to hold in the long term for electricity generation revenue under our IPP model, as well as projects which we plan to sell in the future when we are presented with attractive opportunities under our BT model. We grow our project portfolio primarily through acquisitions and our project acquisition strategy is based on rigorous market research and due diligence on the target project’s capacity, local energy demands, applicable tariff regime, supporting infrastructure, local government support and topography for construction in the case of projects under construction and projects in pipeline. We also consider available financing options, internal rate of return, key technical components, terms of the grid connection agreements and power purchase agreements, or PPAs, as well as guarantees on performance for projects in all development stages. We act as secondary developer for the projects under construction or in pipeline when they are acquired. We either hold these projects in the long term for electricity generation revenue or sell them when presented with attractive opportunities.

We had an aggregate 1.85 MW of projects in the U.S. as of April 30, 2019. We divested all of our business in China in December 2018.

Most of our solar projects are subject to the FIT policies of the countries or regions where they operate. FIT refers to the national and local subsidies to solar power generation supported by the government. For the FIT terms of our projects, please refer to “—Our Solar Project Portfolio.”

Our Solar Project Portfolio

We expect our solar projects to have operational lives of 25 to 27 years. As of April 30, 2019, our solar project portfolio consisted of:

•	Projects in Operation—“Projects in operation” refers to projects connected to the grid and selling electricity. As of April 30, 2019, we had projects in operation with an attributable capacity of 15.706MW in the U.K., Greece, Japan and Italy.

•	Projects under Construction—“Projects under construction” refers to projects at the construction stage. We generally complete construction in three to six months after obtaining all the permits required for construction, if local climate and topographical conditions permit. We had 1.85MW of projects under construction in the US as of April 30, 2019 and we expect substantially all of them to be connected to the grid by December 31, 2019.

•	Projects in Announced Pipeline—“Projects in announced pipeline” refers to projects that we have entered into definitive agreements to develop with a third party in which we expect to own a majority of the equity interest, and projects we have entered into definitive agreements to acquire. We had 30.24 MW project pipeline in the U.S. In May 2019 we will acquire an additional 4.4MW of solar projects in operation in Greece.

The following summary sets forth our solar projects in operation, solar projects under construction and solar projects in announced pipeline as of April 30, 2019. For more recent development of the solar projects portfolio and potential sale of our solar projects, please see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Resources and Material Known Facts on Liquidity.”

Solar Projects in Operation*

Country	Project name	Gross capacity (MW)	Our equity holding	Attributable capacity (MW)	Ground/ Rooftop	Connection date	FIT terms
Greece	HELIOSTIXIO SA	1.082	100%	1.082	Ground	September 2012	EUR0.215/kWh
Greece	HELIOHRISI SA	1.988	100%	1.988	Ground	September 2012	EUR0.215/kWh
Japan	Ibaraki	0.2744	100%	0.2744	Ground	December 2014	JPY36/kWh

Italy	SPI Renewables Energy (Luxembourg) Private Limited Company S.a.r.l. (formerly known as CECEP Solar Energy (Luxembourg) Private Limited Company (S.a.r.l.)); ItalsolarS.r.l.	4.3	100%	4.3	Ground and Rooftop	December 2009	EUR0.22-0.35/kWh
U.K.	CairnhillSolarfield Limited	3.0906	100%	3.0906	Ground	February 2016	1.3 ROCs
U.K.	Emotion energy Solar One Limited	4.971	100%	4.971	Ground	March 2016	1.3 ROCs
Total		15.706		15.706

1.	The PPA agreements did not fix the FIT. The FIT will be charged based on the relevant law in force in Greece. The current law in force is law4254/2014. According the monthly FIT statements by the electricity supply bureau in Greece, the FIT range of the PV plants was EUR0.19~0.20/kWh in 2014.Sinsin has been deconsolidated in the year of 2017 due to loss of control.

Solar Projects Under Construction*

Country	Our equity holding	Number of solar projects	Attributable capacity (MW)	Ground/Rooftop	Scheduled Connection date	FIT terms

US	100%	2	1.85	Ground	2019	<500kW: $0.238/kWh >500kW: $0.236/kWh[1]
Total		2	1.85

_______________

[1]	Intended by us to be BT projects in 2018 and 2019 and may be held as our IPP projects upon completion of construction if we determine that the return of owning the projects and selling electricity is more attractive.

As of December 31, 2018, we had capital commitments of approximately $6.6 million. As the total capital expenditure may be affected by various factors including, among others, increases in cost of key equipment and materials, failure to obtain sufficient financing, unexpected engineering or environmental issues as well as changes in regulatory requirements, the actual total capital expenditure may deviate significantly from such estimates. We expect to finance construction of these projects using cash from our operations and private placements, bank borrowings, financial leases as well as other third-party financing options.

•	Solar Projects in Announced Pipeline*As of April 30, 2019, we were in the process of obtaining relevant regulatory approvals for the following self-developed and acquired solar projects: 30.24 MW project in the U.S.; In May 2019 we will acquire an additional 4.4MW of solar projects in operation in Greece according the Framework SPA with TANEO FUND THERMI executed on September 20, 2017.

_______________________

*	Our project portfolio excludes projects for which we provide EPC services but in which we do not own any equity interest or do not expect to acquire and excludes projects we have disposed of.

We sold all of our projects in China in connection with the sale of our Chinese business in December 2018.

Featured Markets

•	U.S. We have been present in the U.S. market since the commencement of our business. As of April 30, 2019, we had 1.85MW of projects under construction and 30.24 MW of projects in announced pipeline.

•	U.K. We entered the U.K. market in 2014. As of December 31, 2018, we owned 2 solar projects in operation with a total capacity of 8.1MW. In the U.K., all of the projects in our portfolio are eligible for FIT.

•	Greece. We entered the Greek market in 2014. As of December 31, 2018, we owned five solar projects in operation with a total capacity of 27.682 MW, of which four solar projects owned by Sinsin were deconsolidated as of December 31, 2018. In Greece, all of the projects in our portfolio are eligible for FIT. In 2017 we acquired one solar project of 1.082MW. In March 2019, we also acquired one solar project of 1.988 MW. We had 4.4 MW of projects in our pipeline in Greece as of April 30, 2019 and we expect to acquire in May 2019.

•	Japan. We entered the Japanese market in 2014. We had 0.2744 MW of solar project in operation. In Japan, all of our projects are eligible to receive FIT.

•	Italy. We entered the Italian market in 2015. We had 4.3 MW of solar projects in operation as of April 30, 2019. In Italy, all of our projects are eligible to receive FIT.

The following table sets forth a breakdown of our net sales by geographic location of customers for the periods indicated:

	For the year ended December 31,
	2016		2017		2018
	($ in thousands except percentage)
United Kingdom	694	0.6%	6,903	5.7%	932	0.7%
Australia	81,241	70.9%	112,174	92.3%	91,381	72.8%
United States	6,622	5.8%	–	–	18,721	14.9%
Greece	8,737	7.6%	–	–	378	0.3%
Japan	12,893	11.3%	511	0.4%	12,437	9.9%
Italy	1,740	1.5%	1,932	1.6%	1,733	1.4%
Germany	2,675	2.3%	–	–	–	–
Total	114,602	100.0%	121,520	100.0%	125,582	100.0%

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

Permit Development Process

The permit development process is the process of obtaining all required permits, certifications and approvals from relevant government authorities for solar project development. As of December 31, 2018, most of our solar projects in operation had been undertaken by us as a secondary developer.

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

The construction cost of a project is mainly funded by our working capital, and to a lesser extent, funded through bank borrowings in the year ended December 31, 2018. We seek to negotiate favorable credit terms with our equipment suppliers and EPC contractors when possible, such that payment is not due until several months after construction and grid connection are complete. While the exact mix of external and internal financing varies from project to project, we estimate that as of December 31, 2018, approximately 50% to 60% of the total costs of our solar projects under construction were funded by our working capital, with the remainder funded through bank borrowings. Our working capital dedicated towards a particular project would be generally available to us for other purposes if needed, and would not be considered restricted cash isolated at that project. We also have given guarantees to the lenders on certain project financings. However, none of our cash and cash equivalents have been collateralized to guarantee such project financings.

We generally seek to arrange debt financing for our solar projects from local banks and financial leasing companies in countries that are more open and receptive to renewable energy investments.

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

Operation and Maintenance Business

We operate and maintain solar projects connected to the grid, especially those we have provided EPC services to. We may choose to contract third party O&M contractors to service our own projects, based on our cost analysis taking into consideration of locations, topographical conditions as well as the quality and competition of local EPC service providers. We regularly maintain solar projects for our customers to ensure that these projects operate in good condition and comply with the recommendations issued by the grid company in order to remain connected.

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

Our Australia Distribution Business

Solar Juice Pty Limited or Solar Juice is a wholesale distributor of Solar PV panels, solar inverters, components and complete solar systems, which was established in Australia in September 2009. It is one of the largest importers of solar related products in Australia with over 5000 B2B customers in every state and territory of Australia, New Zealand and Southeast Asia. Currently Solar Juice has six warehouses located around Australia and one located in Singapore.

Solar Juice, as a wholesale supplier, has developed key partners which have supported the growth of its brands throughout Australia, New Zealand and SEA Countries. Solar Juice aligns itself with the most popular brands SMA, Fronius, ABB, Solax, LG Electronics, LG Chem, Trina,JA and Chint, which have the same values as Solar Juice, namely service and support, quality and value for money. Solar Juice’s products are backed by warranties held in Australia, experience and knowledge which set it apart from the competition, and commitment to serving the customer’ needs. Solar Juice’s own branded products Opal Panels, Opal Switch and Opal storage provided customers with more value for money choices.

After years’ continuous rapid growth, Solar Juice faced a few external and internal challenges including PV market price fluctuation, limited working capital and suppliers’ credit in 2018. Solar Juice’s management actively undertook an operational restructure to meet market changes, adjusted inventory level to fit working capital, cut operation costs and general expenses to keep profit margin. Solar juice’s inventory and trade payable balances were reduced by 26% and 31% respectively, borrowings decreased 45% after a replacement of previous trade finance with new debt finance from December 31, 2017 to December 31, 2018. As a result, Solar Juice successfully improved its operational efficiency and cost-effectiveness, achieved $ 0.35 million net profit target, with a stronger financial position by the end of 2018.

Solar Juice will benefit from these improvements in long term and keep its leadership in premium PV market in Australia. In the meantime, Solar Juice’s traditional strengths such as outstanding customer services, technical supports and warranty services will keep differentiating it from the competitors.

Our Partnership with Energy Storage Solution Provider

See “Item 5. Operating and Financial Review and Prospects—Operating Results—Recent Acquisition Activities—Other Solar Businesses— EnSync Investment.”

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

Cryptocurrency Hosting Services

Cryptocurrencies and cryptocurrency mining are new industries, the competitive landscapes are still developing. Although the barriers to entry in this market are low, most of the large cryptocurrency mining farms such as HIVE Blockchain, Hut8Mining, NVIDIA, Bitfury Mines, Bcause LLC and Bitmain, cater to large investors.

Suppliers

There are numerous suppliers of PV modules in the industry, and we have adopted a supplier-neutral approach. For both our EPC service business and global project development business, we select the suppliers based on whether we could obtain high-quality PV modules and balance-of-system components at favorable prices and payment terms. For both our EPC service and global project development business, we procure our PV modules from a broad range of suppliers including Trina Solar Limited, JinkoSolar Holding Co., Ltd., Xiexin Integration Technology Co., Ltd., JA Solar Holding Co., Ltd., LG Electronics, and Chint, among others.

Customers and Marketing

We have historically provided EPC and O&M services, a line of business we are still engaged in. We are also selling electricity to the grid under our IPP model as well as selling solar projects under our BT model. Customers of our EPC services include independent power developers and producers as well as commercial and industrial companies. For our global project development business, we sell electricity to power companies and other electricity off-takers, including government-owned utility companies, operating in the United States, Greece and Italy under our IPP model. Purchasers of our BT projects included utility companies, independent power developers and producers, commercial and industrial companies as well as investors in the solar business. Further, customers of our Australia distribution business include residential ones, towards which we distribute PV modules, balance of system components, solar monitoring systems and inverters.

From the year 2016 to 2017, both proportions of revenue from provision of our EPC services and sales of PV solar systems decreased dramatically, while the figures for sales of PV solar component saw a considerably upwards trend and accounted for the largest portion of our total revenue in 2017. From the year 2017 to 2018, there is an increase in the proportion of revenue from sales of PV solar systems and pre-development project sales, the figures for sales of PV solar components saw a bit downwards trend.

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

Regulations

We operate in multiple jurisdictions, including the U.S., Japan, the U.K, Greece, Italy and Australia. We are therefore subject to complex laws, regulations and policies promulgated by the governments and government-run utilities of these jurisdictions, including FIT regulations, clean energy incentive rules and programs, laws and regulations that apply to all power producers, regulations that specifically apply to solar power project operators, EPC service providers as well as solar kit distributors, tax regulations and intellectual property laws, among others.

C.	Organizational Structure

The following table sets out our principal subsidiaries as of December 31, 2018:

Subsidiaries	Place of Incorporation	Percentage of ownership
Solar Juice (HK) Limited	Hong Kong	100%
SPI Solar, Inc.	U.S.	100%
SPI Orange Power (HK) Limited	Hong Kong	100%
SPI Renewable Energy (Luxembourg) Private Limited Company S.a.r.l.(1)	Luxembourg	100%
Italsolar S.r.l.	Italy	100%
Heliostixio S.A.	Greece	100%
Solar Juice (MY) SdnBhd	Malaysia	100%
Solar Juice (SG) Pte Ltd	Singapore	100%
Solar Juice Holding Pte Ltd.	Singapore	100%
Calwaii Power Holding, LLC	U.S.	100%
SPI Solar, Inc.	U.S.	100%
Solar Juice USA Inc.	U.S.	100%
Solar Juice Pty Limited	Australia	80%
SPI Solar Japan G.K.(2)	Japan	97%
Solar Power Inc. UK Services Limited	U.K.	100%
Emotion Energy Solar One Limited	U.K.	100%
CairnhillSolarfield Limited	U.K.	100%
Sinsin Renewable Investment Limited (Malta)(3)	Malta	100%
SP Orange Power (Cyprus) Limited	Cyprus	100%

_____________________

Notes:

(1)	SPI Renewable Energy (Luxembourg) Private Limited Company S.a.r.l. holds three solar power project entities in Italy and one entity in Germany.

(2)	SPI Solar Japan G.K. holds one solar power project entities in Japan.

(3)	Sinsin Renewable Investment Limited (Malta) holds four solar power project entities in Greece, which has been deconsolidated in the year of 2017 due to loss of control.

D.	Property, Plant and Equipment

Our global corporate headquarters are located in Hong Kong SAR, China, which occupies approximately 190 square meters and is under a two-year lease that expires on December 31, 2019. We occupy approximately 3,300 square feet of office space in Santa Clara, California, for legal and business development, under a lease that expires in June 30, 2021. We occupy approximately 114 square meters of office space in Athens, the headquarters of the four Greek SPVs, under a monthly lease that expires on May, 2019. We occupy approximately 80 square feet of office space in London for operations and business development under a lease which renews every six months. We lease approximately 2,155 square meters of office space and warehouse space in Wetherill Park, Sydney, which expires on July 31, 2021.

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

We are a global provider of photovoltaic (PV) solutions for business, residential, government and utility customers and investors. Our focus is in the EPC/BT, storage and PV markets, including the development, financing, installation, operation and sale of utility-scale and residential PV projects in Japan, Europe and North America. We operated an online energy e-commerce and investment platform in China (which we divested in December 2018), as well as B2B e-commerce platform offering a range of PV and storage products in Australia. Prior to 2014, we were primarily engaged in providing EPC services to developers in the U.S. We also engaged in the development, manufacture and marketing of a variety of PV modules, the key components of a solar project that convert sunlight into electricity, and balance-of-system components, including our in-house brand. In 2014, we expanded our global project development business by ramping up our portfolio of global solar projects, including projects that we plan to hold in the long term and derive electricity generation revenue from under our IPP model, and projects that we plan to sell in the future when we are presented with attractive opportunities under our build-and-transfer model, or BT model. Solar projects in our current portfolio include projects at all stages of development, including projects in operation, projects under construction and projects in pipeline. For detailed information on our project portfolio, please see “Item 4. Information on the Company—B. Business Overview—Our Global Project Development Business—Our Solar Project Portfolio.” We grow our project portfolio primarily through acquisitions and acting as a secondary developer for the projects under construction or in pipeline when they are acquired. Although we derived substantially all of our revenue in 2014 and 2015 from EPC services, our sales of PV solar systems accounted for the largest portion of our total revenue and we expect to derive an increasing percentage of our revenue from electricity generation from our IPP solar projects and sale of our BT solar projects as our global project development business expands.

Our liquidity position deteriorated since 2015. In 2015, we raised $65.0 million by issuing shares of SPI’s common stock and $20.0 million by issuing convertible notes, in reliance on Regulation S, to non-U.S. investors. In 2016, we have had various private placements to raise additional capital. See “Item 4. Information on the Company— A. History and Development of the Company.” We kept suffering from loss of $221.0 million, $91.0 million and $12.3 million for the years ended December 31, 2016, 2017 and 2018, respectively. We also had an accumulated deficit of $570.1 million and a working capital deficit of $92.6 million as of December 31, 2018. For a detailed discussion, please see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Resources and Material Known Facts on Liquidity.”

These may raise substantial doubt about our ability to continue as a going concern. We have developed a liquidity plan, including restructuring of liabilities, project assets financing, commitments to invest by existing shareholders and management members, delays in capital expenditures and improvements in working capital management. We believe this liquidity plan, if executed successfully, will provide sufficient liquidity to meet our obligations for a reasonable period of time. Please refer to Note 2 to our consolidated financial statements appearing elsewhere in this annual report. However, we cannot assure you that this liquidity plan will be successfully executed.

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

Many markets in the PV industry continue to be affected by government subsidies and economic incentives. A number of countries have introduced highly favorable FIT price support regimes. For example, Japan, which has a high demand for power and low domestic fossil fuel reserves, faces relatively high energy costs. As a result, the Japanese government has introduced an attractive FIT price support regime to encourage the development of solar parks. In 2016, the United Kingdom reduced its FIT for all technologies by 65% at the national level. In Asia, several countries reduced their FIT rates. For example, Japan reduced its solar FIT by 12.5% for 2017 and aims for cuts of 10% or more in the next two years. While governments generally ratchet down PV subsidies over time to reflect anticipated declines in the system costs of solar parks, the ratchet down schedules often underestimate our actual realized decrease in costs thus their effect on our margins is manageable. To foster our growth, we have shifted our focus away from countries with less favorable subsidy regimes and towards countries with more favorable subsidy regimes.

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

Government Subsidies and Incentive Policies

We believe that the growth of the solar power industry in the short term will continue to depend largely on the availability and effectiveness of government incentives for solar power products and the competitiveness of solar power in relation to conventional and other renewable energy resources in terms of cost. Countries in Europe, notably Italy, Germany, France, Belgium and Spain, certain countries in Asia, including Japan, India and South Korea, as well as Australia and the United States have adopted favorable renewable energy policies. Examples of government sponsored financial incentives to promote solar power include capital cost rebates, FIT, tax credits, net metering and other incentives to end users, distributors, project developers, system integrators and manufacturers of solar power products.

Governments may reduce or eliminate existing incentive programs for political, financial or other reasons, which will be difficult for us to predict. Reductions in FIT programs may result in a significant fall in the price of and demand for solar power related products. Our revenue and operating results may be adversely impacted by unfavorable policy revisions, such as reductions FIT in the United States, our largest market, and certain major markets for our PV solutions. Electric utility companies or generators of electricity from fossil fuels or other renewable energy sources could also lobby for a change in the relevant legislation in their markets to protect their revenue streams. Government economic incentives could be reduced or eliminated altogether.

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

Selected Statement of Operations Items

Revenue

We derived substantially revenue from our sales of PV project assets, our provision of electricity and our Australian subsidiary, Solar Juice’s trading of PV components in 2016. The revenue in 2017 was mainly derived from Solar Juice’s trading of PV components. The revenue in 2018 was mainly derived from our sales of PV project assets and sales of pre-development solar project, and sales of PV components.

The following table sets forth a breakdown of our revenue from continuing operation by category of activities for the periods indicated:

	For the year ended December 31,
	2016		2017		2018
	($ in thousands except percentage)
Sales of PV project assets	14,914	13.0%	6,042	5.0%	10,809	8.6%
Sales of PV components	86,477	75.5%	111,795	92.0%	93,547	74.5%
Electricity revenue with PPAs	12,311	10.7%	2,793	2.3%	3,043	2.4%
Sales of pre-development solar project	–	–%	–	–%	15,794	12.6%
Bitcoin mining equipment sale and hosting service	–	–%	–	–%	1,052	0.8%
Others	900	0.8%	890	0.7%	1,337	1.1%
Total	114,602	100.0%	121,520	100.0%	125,582	100.0%

Cost of Goods Sold

Our cost of goods sold consist primarily of raw materials and labor cost. In the years ended December 31, 2016, 2017 and 2018, we had cost of goods sold of $102.5 million, $111.4 million and $114.5 million from our continuing operation, respectively.

Operating Expenses

In the years ended December 31, 2016, 2017 and 2018, our operating expenses consisted of (1) general and administrative expenses, (2) sales, marketing and customer service expenses, (3) impairment charges and (4) provision (reverse) for doubtful accounts, notes and other receivables from our continuing operations.

General and administrative expenses. Our general and administrative expenses consist primarily of salaries and share based compensation expense, rental and office supplies expenses. In the years ended December 31, 2016, 2017 and 2018, our general and administrative expenses from our continuing operations were $13.7 million, $14.0 million and $12.2 million, respectively.

Sales, marketing and customer service expenses. Our sales, marketing and customer service expenses consist primarily of advertising expense, business development expense and salaries. In the years ended December 31, 2016, 2017 and 2018, our sales, marketing and customer service expenses from continuing operation were $3.2 million, $2.9 million and $2.3 million, respectively.

Impairment charges. Our impairment charges consist of impairment charges for project assets, goodwill and intangible assets, property, plant and equipment and etc. In the years ended December 31, 2016, 2017 and 2018, our impairment charges from our continuing operations were $79.6 million, $0.7 million and $nil, respectively.

Provision (reverse) for doubtful accounts, notes and other receivables. In the years ended December 31, 2016 and 2017, our provision for doubtful accounts and notes from continuing operations were $7.1 million and $1.7 million, respectively. In the year ended December 31, 2018, we reversed the provision of $0.5 million.

Other Income (Expense)

In the years ended December 31, 2016, 2017 and 2018, our other income (expense) includes interest expense, interest income, gain on extinguishment of convertible bonds, change in fair value of derivative asset/liability, loss on investment in affiliates, tax penalty, gain on trouble debt restructuring, net foreign exchange gain and others.

Interest expense. Our interest expense arises from borrowings. In the years ended December 31, 2016, 2017 and 2018, our interest expense from continuing operations was $3.5 million, $8.1 million and $6.7 million, respectively.

Interest income. Our interest income arises from cash deposited in banks. In the years ended December 31, 2016, 2017 and 2018, our interest income from continuing operations was $0.8 million, $0.4 million and $0.3 million, respectively.

Gain on extinguishment of convertible bonds. We recorded a gain on extinguishment of convertible bonds of $7.1 million from continuing operations in the year ended December 31, 2017, due to the extension of a convertible bond agreement that we entered into with Union Sky Holdings Group Limited (“Union Sky”).

Change in fair value of derivative asset/liability. We recorded a $2.3 million decrease in fair value of derivative assets from continuing operations in the year ended December 31, 2016, primarily related to the fair value change of convertible preferred stock and warrants related to our investment in ENS.

Tax penalty. We recorded a $9.7 million expected tax penalty in the year ended December 31, 2017 for late filing of Federal and State income tax returns from continuing operations for the year ended December 31, 2016.

Gain on trouble debt restructuring. We recorded a gain of $1.9 million on trouble debt restructuring from continuing operations for the year ended December 31, 2018. We defaulted the first amendment agreement with Union Sky. On June 29, 2018, we entered into another amendment agreement with the Union Sky and Magical Glaze Limited (“MGL”), a company and Union Sky was under common control, to further extend the payment term. A gain is recognized for the difference between the future undiscounted cash flow of the second amended convertible bond of $20.0 million and the carrying amount of the first amended convertible bond of $21.9 million as of June 29, 2018.

Loss on investment in affiliates. We recorded a loss on investment in affiliates of $6.3 million in the year ended December 31, 2016, which arose from our investment in ENS. We recorded a loss on investment in affiliates of $2.2 million which mainly arose from further impairment on our investment in ENS in the year ended December 31, 2017.

Income Tax

The following table sets forth our loss before income taxes for continuing operations attributable to the relevant geographic locations for the periods indicated:

	For the year ended December 31,
	2016	2017	2018
	($ in thousands)
United States	$(102,483)	$(24,757)	$(6,946)
Foreign	1,060	(1,620)	1,141
Total	$(101,423)	$(26,377)	$(5,805)

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

United States

We and our subsidiaries organized in the United States are subject to U.S. federal income tax at a rate of up to 35% for the years ended December 31, 2016 and 2017.

On December 22, 2017, the U.S. enacted the Tax Cuts and Jobs Act (“TCJA” or the “Act”) (which is commonly referred to as “U.S. tax reform”). Among other provisions, the Act reduces the top U.S. federal corporate tax rate from 35% to 21%, requires companies to pay a one-time transition tax on earnings of certain foreign subsidiaries that were previously tax deferred, changes the rules related to uses and limitations of net operating loss carryforwards created in tax years beginning after December 31, 2017, and creates new taxes on certain foreign sourced earnings. The Company has reflected the changes resulting from the Act in the financial statements for the period of enactment, the year ended December 31, 2017. The change in corporate rate resulted in a $22.8 million decrease in the Company's gross deferred tax assets, with an offsetting decrease in valuation allowance of the same amount. The Company is not subject to a one-time repatriation tax as no aggregate foreign accumulated earnings and profits existed in the foreign subsidiaries as of December 31, 2018 and 2017. The Company will account for future tax liability arising from Global Intangible Low-Taxed Income, if any, as a period cost. The Company has accounted for additional tax liability in 2018 arising from Global Intangible Low-Taxed Income of $0.9 million which accounted for as a period cost. In accordance with Staff Accounting Bulletin No. 118, the Company determined that the measurement of deferred tax assets and liabilities, as noted above, was accurate and no other adjustments relating to the Act were necessary.

Hong Kong

Our subsidiaries incorporated in Hong Kong are subject to the uniform tax rate of 16.5% for the years ended December 31, 2016 and 2017, and the new tax rate of 8.25% for the year ended December 31, 2018 Under Hong Kong tax law, they are exempted from the Hong Kong income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on the remittance of dividends. No provision for Hong Kong tax has been made in our consolidated financial statements, as our Hong Kong subsidiary had not generated any assessable income for the years ended December 31, 2016, 2017 and 2018.

See “Item 10. Additional Information—E. Taxation” for more information.

Critical Accounting Policies and Estimates

Principles of Consolidation

The consolidated financial statements include the financial statements of our Company, our subsidiaries, and consolidated VIEs. All material inter-company transactions and balances have been eliminated upon consolidation. For consolidated subsidiaries where our ownership in the subsidiary is less than 100%, the equity interest not held by us is shown as noncontrolling interests. We account for investments over which it has significant influence but not a controlling financial interest using the equity method of accounting. We deconsolidate a subsidiary when we cease to have a controlling financial interest in the subsidiary. When control is lost, the parent-subsidiary relationship no longer exists and the parent derecognizes the assets and liabilities of the subsidiary.

Revenue Recognition

On January 1, 2018, we adopted Accounting Standards Codification (“ASC”) No. 606, “Revenue from Contracts with Customers” (“ASC 606” or “Topic 606”) and applied the modified retrospective method to all contracts that were not completed as of January 1, 2018. Results for reporting periods beginning after January 1, 2018 are presented under Topic 606, while prior period amounts are not adjusted and continue to be reported in accordance with the Group’s historical accounting practices under ASC Topic 605 “Revenue Recognition”.

We have determined that the impact of the transition to the new standard is immaterial to our revenue recognition model. Accordingly, we have not made any adjustment to opening retained earnings.

Our accounting practices under ASC Topic 606 are as followings:

The Company generates revenue from sales of PV components, electricity revenue with power purchase agreements (“Electricity revenue with PPAs”), sales of PV project assets, providing engineering, procurement, and construction service (“EPC services”), providing financial services, bitcoin mining equipment sales and hosting service, and sales of pre-development solar projects.

Sale of PV components. Revenue on sale of PV components is recognized at a point in time following the transfer of control of such products to the customer, which typically occurs upon shipment or acceptance of the customer depending on the terms of the underlying contracts.

Electricity revenue with PPAs. We sell energy generated by PV solar power systems under PPAs. For energy sold under PPAs, we recognize revenue each period based on the volume of energy delivered to the customer (i.e., the PPAs off-taker) and the price stated in the PPAs. We have determined that none of the PPAs contains a lease since (i) the purchaser does not have the rights to operate the PV solar power systems, (ii) the purchaser does not have the rights to control physical access to the PV solar power systems, and (iii) the price that the purchaser pays is at a fixed price per unit of output.

Sale of PV project asset. Our sales arrangements for PV projects do not contain any forms of continuing involvement that may affect the revenue or profit recognition of the transactions, nor any variable considerations for energy performance guarantees, minimum electricity end subscription commitments. The Company therefore determined its single performance obligation to the customer is the sale of a completed solar project. We recognize revenue for sales of solar projects at a point in time after the solar project has been grid connected and the customer obtains control of the solar project.

EPC services. We generally recognize revenue for EPC services over time as our performance creates or enhances an energy generation asset controlled by the customer. Furthermore, the EPC services represents a single performance obligation for the development and construction of a single generation asset. For such construction service arrangements, we recognize revenue using cost based input methods, which recognize revenue and gross profit as work is performed based on the relationship between actual costs incurred compared to the total estimated costs of the contract, after consideration of our customers’ commitment to perform its obligations under the contract, which is typically measured through the receipt of cash deposits or other forms of financial security issued by creditworthy financial institutions or parent entities.

In applying cost based input methods of revenue recognition, we use the actual costs incurred relative to the total estimated costs to determine our progress towards contract completion and to calculate the corresponding amount of revenue and gross profit to recognize. Cost based input methods of revenue recognition are considered a faithful depiction of our efforts to satisfy long-term construction contracts and therefore reflect the transfer of goods to a customer under such contracts. Costs incurred that do not contribute to satisfying our performance obligations (“inefficient costs”) are excluded from our input methods of revenue recognition as the amounts are not reflective of our transferring control of the system to the customer. Costs incurred towards contract completion may include costs associated with solar modules, direct materials, labor, subcontractors, and other indirect costs related to contract performance. We recognize solar module and direct material costs as incurred when such items have been installed in a system.

Cost based input methods of revenue recognition require us to make estimates of net contract revenues and costs to complete our projects. In making such estimates, significant judgment is required to evaluate assumptions related to the amount of net contract revenues, including the impact of any performance incentives, liquidated damages, and other payments to customers. Significant judgment is also required to evaluate assumptions related to the costs to complete our projects, including materials, labor, contingencies, and other system costs. If the estimated total costs on any contract, including any inefficient costs, are greater than the net contract revenues, we recognize the entire estimated loss in the period the loss becomes known. The cumulative effect of revisions to estimates related to net contract revenues or costs to complete contracts are recorded in the period in which the revisions to estimates are identified and the amounts can be reasonably estimated. The effect of the changes on future periods are recognized as if the revised estimates had been used since revenue was initially recognized under the contract. Such revisions could occur in any reporting period, and the effects may be material depending on the size of the contracts or the changes in estimates.

Finance Services Revenue. Financial services revenue is recorded associated with finance leases. We record a finance lease receivable and de-recognizes the leased equipment at lease inception. The finance lease receivable is recorded at the aggregate future minimum lease payments, estimated unguaranteed residual value of the leased equipment less unearned income. Residual values, which are reviewed periodically, represent the estimated amount expected to receive at lease termination from the disposition of the leased equipment. Actual residual values realized could differ from these estimates. The unearned income is recognized in Net sales-financial service revenue in the consolidated statements of operations over the lease term, in a manner that produces a constant rate of return on the lease.

Since 2017, the third party developers defaulted the payment which indicated that the collectability is not reasonably assured. Accordingly, we recognize financial service revenue only when received cash payment from lessees. The finance services revenue was all from the discontinued operation.

Bitcoin mining equipment sales and hosting service. Revenue on sale of bitcoin mining equipment is recognized at a point in time following the transfer of control of such products to the customer, which typically occurs upon delivery of the products to the hosting site or receipt place assigned by the customer, installed and set up the products. Revenue for hosting service is recognized over time as services are performed and based on the output method related to the time incurred during the service period.

Sales of pre-development solar projects. For sales of pre-development solar projects in which we transfer 100% of the membership interest in solar projects to a customer, we recognize all of the revenue for the consideration received at a point in time when the membership interest was transferred to the customer, which typically occurs when we delivered the membership interest assignment agreement to the customer.

The contract arrangements may contain provisions that can either increase or decrease the transaction price. These variable amounts generally are resolved upon achievement of certain performance or upon occurrence of certain price reduction conditions. Variable consideration is estimated at each measurement date at its most likely amount to the extent that it is probable that a significant reversal of cumulative revenue recognized will not occur and true-ups are applied prospectively as such estimates change.

Changes in estimates for sales of pre-development solar projects occur for a variety of reasons, including but not limited to (i) EPC construction plan accelerations or delays, (ii) product cost forecast changes, (iii) change orders, or (iv) occurrence of purchase price reduction conditions. The cumulative effect of revisions to transaction prices are recorded in the period in which the revisions to estimates are identified and the amounts can be reasonably estimated.

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

During the quarter ended September 30, 2007 and continuing through the fourth quarter of 2010, we installed own manufactured solar panels and accrued warranty based on our own historical data. Since 2011, due to the absence of historical material warranty claims and identical warranty terms, we have not recorded any additional warranty provision relating to solar energy systems sold. PV construction contracts entered into during the recent years included provisions under which we agreed to provide warranties to the customers. The warranty we offer to its customers is identical to the warranty offered to us by its suppliers, therefore, we pass on all potential warranty exposure and claims, if any, with respect systems sold by us to our suppliers.

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

Inventories

Inventories are carried at the lower of cost or market, determined by the weighted average cost method. Provisions are made for obsolete or slow-moving inventories based on management estimates. Inventories are written down based on the difference between the cost of inventories and the market value based upon estimates about future demand from customers, specific customer requirements on certain projects and other factors. Inventory provision charges establish a new cost basis for inventory that subsequently cannot be marked up based on changes in underlying facts and circumstances.

Share-Based Compensation

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

Accounts Receivables and Allowance for Doubtful Accounts

We grant open credit terms to credit-worthy customers. Accounts receivable are primarily related to our sales of pre-development solar project contracts and sales of PV components. For sales of pre-development solar projects, the payment is typically due in installments over the contract term, which are both before and after the performance by the Company. Payment for sales of PV components and electricity revenue with PPAs are typically due in full within 30 to 90 days of shipping of the products or the start of the contract term.

We maintain allowances for doubtful accounts. We regularly monitor and assess the risk of not collecting amounts owed by customers. This evaluation is based upon a variety of factors, including an analysis of amounts current and past due along with relevant history and facts particular to the customer. We do not have any off-balance-sheet credit exposure related to its customers. Contractually, we may charge interest for extended payment terms and require collateral.

Project Assets

We acquire or construct PV solar power systems (“solar system”) that are (i) held for development and sale or (ii) held for our own use to generate income or return from the use of the solar system. Solar systems are classified as either held for development and sale within “project assets” or as held for use within “property, plant and equipment” based on our intended use of solar systems. We determine the intended use of the solar systems upon acquisition or commencement of project construction.

Classification of the solar systems affects the accounting and presentation in the consolidated financial statements. Transactions related to the solar systems held for development and sale are classified as operating activities in the consolidated statements of cash flows and reported as sales and costs of goods sold in the consolidated statements of operations upon the sale of the project assets and fulfillment of the relevant recognition criteria. Incidental electricity income generated from the solar systems held for development and sale prior to the sale of the projects is recorded in other operating income in the consolidated statement of operations. The solar systems held for use are used by us in its operations to generate income or a return from the use of the assets. Income generated from the solar systems held for use are included in net sales in the consolidated statement of operations. The costs to construct solar system intended to be held for own use are capitalized and reported within property, plant and equipment on the consolidated balance sheets and are presented as cash outflows from investing activities in the consolidated statements of cash flows. The proceeds from disposal of solar system classified as held for own use are presented as cash inflows from investing activities within the consolidated statements of cash flows. A net gain or loss upon the disposal of solar system classified as held for own use is reported in other operating income or expense in the consolidated statement of operation.

Solar systems costs consist primarily of capitalizable costs for items such as permits and licenses, acquired land or land use rights, and work-in-process. Work-in-process includes materials and modules, construction, installation and labor, capitalized interests and other capitalizable costs incurred to construct the PV solar power systems.

The solar systems held for development and sale named as “project assets”, are reported as current assets on the consolidated balance sheets when upon completion of the construction of the solar systems, we initiate a plan to actively market the project assets for immediate sale in their present condition to potential third party buyers subject to terms that are usual and customary for sales of these types assets and it is probable that the project assets will be sold within one year. Otherwise, the project assets held for development and sale are reported as noncurrent assets. No depreciation expense is recognized while the project assets are under construction or classified as held for sale.

For solar systems held for development and sale, named as “project assets”, we consider a project commercially viable if it is anticipated to be sold for a profit once it is either fully developed or fully constructed. We also consider a partially developed or partially constructed project commercially viable if the anticipated selling price is higher than the carrying value of the related project assets plus the estimated cost to completion. We consider a number of factors, including changes in environmental, ecological, permitting, market pricing or regulatory conditions that affect the project. Such changes may cause the cost of the project to increase or the selling price of the project to decrease. We record an impairment loss of the project asset to the extent the carrying value exceed its estimated recoverable amount. The recoverable amount is estimated based on the anticipated sales proceeds reduced by estimated cost to complete such sales.

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

The Company recognizes in the consolidated financial statements the impact of a tax position, if that position is more likely than not of being sustained upon examination, based on the technical merits of the position. In evaluating whether a tax position has met the more-likely-than-not recognition threshold, management presumes that the position will be examined by the appropriate taxing authority that has full knowledge of all relevant information. In addition, a tax position that meets the more-likely-than-not recognition threshold is measured to determine the amount of benefit to be recognized in the financial statements. The tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon settlement. Our tax liability associated with unrecognized tax benefits is adjusted periodically due to changing circumstances, such as the progress of the tax audits, case law developments and new or emerging legislation. Such adjustments are recognized entirely in the period in which they are identified. We record interest and penalties related to an uncertain tax position, if and when required, as part of income tax expense in the consolidated statements of operations. No reserve for uncertainty tax position was recorded by us for the years ended December 31, 2018, 2017 and 2016. We do not expect that the assessment regarding unrecognized tax positions will materially change over the next 12 months. The Company is not currently under examination by an income tax authority, nor has been notified that an examination is contemplated.

Recent Accounting Pronouncements

Recently Adopted Accounting Standards

In November 2016, the FASB issued ASU No. 2016-18, Statement of Cash Flows (Topic 230): “Restricted Cash” (“ASU 2016-18”). ASU 2016-18 requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. This update is effective in fiscal years, including interim periods, beginning after December 15, 2017 and early adoption is permitted. The adoption of this guidance will result in the inclusion of the restricted cash balances within the overall cash balance and removal of the changes in restricted cash activity, as a result, the Company no longer presents transfers between cash and cash equivalents and restricted cash in the statement of cash flows. Furthermore, an additional reconciliation will be required to reconcile cash, cash equivalents, and restricted cash reported within the Consolidated Balance Sheets to sum to the total shown in the Consolidated Statement of Cash Flows. We have already disclosed the restricted cash separately on its Consolidated Balance Sheets. Beginning January 1, 2018, we have adopted and included the restricted cash balances on the Consolidated Statement of Cash Flows and reconciliation of cash, cash equivalent, and restricted cash within its Consolidated Statements of Balance Sheet and Consolidated Statement of Cash Flows. This guidance has been applied retrospectively to the Consolidated Statement of Cash Flows for the years ended December 31, 2016 and 2017, which required us to recast each prior reporting period presented.

Accounting Pronouncements Issued But Not Yet Adopted

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). Under the new guidance, lessees will be required to recognize the following for all leases (with the exception of short-term leases) at the commencement date: (1) a lease liability, which is a lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis; and (2) a right-of-use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term. Under the new guidance, lessor accounting is largely unchanged. Certain targeted improvements were made to align, where necessary, lessor accounting with the lessee accounting model and Topic 606, Revenue from Contracts with Customers. The new lease guidance simplified the accounting for sale and leaseback transactions primarily because lessees must recognize lease assets and lease liabilities. Lessees (for capital and operating leases) and lessors (for sales-type, direct financing, and operating leases) must apply a modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements. The modified retrospective approach would not require any transition accounting for leases that expired before the earliest comparative period presented. Lessees and lessors may not apply a full retrospective transition approach. ASU 2016-02 is effective for public companies for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years, with early adoption permitted. In July 2018, the FASB issued ASU 2018-11, Lease (Topic 842) Targeted Improvements. The amendments in this Update provide entities with an additional (and optional) transition method to adopt the new leases standard and provide lessors with a practical expedient, by class of underlying asset, to not separate non-lease components from the associated lease component and, instead, to account for those components as a single component if the non-lease components otherwise would be accounted for under the new revenue guidance (Topic 606). In December 2018, the FASB issued ASU No. 2018-20, Leases (Topic 842), Narrow-Scope Improvements for Lessors, which clarifies the accounting by lessors for taxes collected from lessees, certain lessor costs either paid by lessees directly to third parties or paid by the lessor and reimbursed by the lessee, and variable payments received by lessors for contracts with lease and non-lease components. The standard is effective for annual and interim periods beginning after December 15, 2018 with early adoption permitted. We have adopted this standard effective January 1, 2019 using the alternative transition method. Upon adoption, we expected to record right-of-use assets and operating lease liabilities of $1.8 million and $1.8 million in the consolidated balance sheets, respectively.

In January 2017, the FASB issued ASU No. 2017-04, Intangibles—Goodwill and Other: Simplifying the Test for Goodwill Impairment (Topic 350), which removes step two of the goodwill impairment test. A goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. For public companies, this guidance is effective for annual or any interim goodwill impairment tests in fiscal years beginning after December 15, 2019, but early adoption is permitted for impairment tests after January 1, 2017. We have adopted this standard for the year ended December 31, 2018 and the adoption did not have a material impact on the Company’s consolidated balance sheet, statement of operations and statement of cash flows as of and for the year ended December 31, 2018.

In June 2018, the FASB issued ASU No. 2018-07 “Compensation—Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting (“ASU 2018-07”).” Under ASU 2018-07, the measurement of equity-classified nonemployee awards will be fixed at the grant date, and nonpublic entities are allowed to account for nonemployee awards using certain practical expedients that are already available for employee awards. The amendments in ASU 2018-07 are effective for nonpublic business entities for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. We are currently evaluating the impact of this guidance on its consolidated financial statements.

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820)-Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement. ASU 2018-13 removes the amounts and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy and the valuation processes for Level 3 fair value measurements; modifies certain disclosure requirements in Topic 820; and require additional disclosures such as the range and weighted average of significant unobservable inputs used to develop Level 3 measurements etc. ASU No. 2018-13 is effective for the Company beginning in the first quarter of fiscal year 2020. We are currently evaluating the impact of this guidance on its consolidated financial statements.

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

In March 2016, we completed a sale of the entire issued share capital of Solar Park Developments 2 Ltd (“Hall Farm”), which holds a solar power project in the United Kingdom with a rated capacity of approximately 15 MW BlackRock.

In May 2016, we begun construction of a solar power system covering the roof of Golden 1 Center, the new home of the Sacramento Kings in downtown Sacramento, California, the project totaling 700 kW was completed and sold to AES Distributed Energy, Inc.

In July 2016, our wholly owned Japanese subsidiary, SPI Solar Japan G.K. completed the 2.4 MW Nishiura power plant in Japan’s Ibaraki Prefecture, which was connected to the grid.

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

In May 2017, we entered into an agreement to sell all of its interest in Todderstaffe Solar Limited, one of the solar PV system in UK, to Capital Stage AG. The Todderstaffe project has a capacity of 4.4MW.

By the year end of December 31, 2018, our wholly owned subsidiary, SPI Solar Inc., sold eight solar projects in the USA (9.653 MW) to third parties.

In December 2018, SPI Energy Co., Ltd divested our solar projects in China.

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

The closing of the transaction will take place in three separate stages (one for each company under acquisition). The acquisition of HELIOSTIXIO S.A. has been closed in December 2017. The Company has completed its previously announced second-stage acquisition of 100% of the equity interest of HELIOHRISI S.A., which owns 1.988 megawatts ("MW") of photovoltaic projects in Greece on March 20 2019. The Company also entered into an amendment to the framework share Purchase agreement dated September 20, 2017, pursuant to which the Company’s acquisition of THERMI SUN S.A would be delayed until no later than May 20 2019. The Company expects to complete the entire acquisition by May 2019. With 7.4MWp PV installations added to SPI Energy’s existing PV portfolio in Greece, the Company will become one of the significant PV owners in Greece.

Solar Juice Acquisition

In May 2015, we acquired 80% of the equity interest in Solar Juice, a company incorporated in Sydney, Australia, for $15.6 million. Solar Juice distributes solar kits that include PV modules, balance-of-system components, solar monitoring systems and inverters to retail or corporate customers in Australia, New Zealand, and Southeast Asia. Solar Juice procures PV modules from a wide range of reputable suppliers, such as Trina Solar Australia Pty Ltd., JA Solar Australia Pty Ltd., and LG. It also has adopted a supplier-neutral approach to minimize procurement costs. Solar Juice also distributes its in-house brand of PV modules, OpalSolar, which Solar Juice contracts with third parties to manufacture. In October 2016, Solar Juice was selected by LG Chem, Ltd. as a major distributing partner of its RESU home energy storage, with a capacity of 10kWh Batteries in Australia and New Zealand. As of December 31, 2016, Solar Juice had over 5000 Business-to-Business accounts, of which 700 were active on a monthly basis. In the fourth quarter of 2014, Solar Juice set up a distribution facility in Singapore and expanded its customer base into Sri Lanka, Malaysia, the Philippines, Thailand, Papua New Guinea, Fiji and the Cook Islands. We expect the acquisition of Solar Juice to expand our solar business to another continent with a broad customer base.

EnSync Investment

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

The Company also entered into a supply agreement with ENS pursuant to which ENS will sell and the Company will purchase certain products offered by ENS from time to time, including energy storage systems for solar projects (the “Supply Agreement”). Convertibility of the Convertible Preferred Stock is dependent upon the Company making purchases of and payments for energy storage systems under the Supply Agreement as follows: the first one-fourth (the “Series C-1 Preferred Stock”) of the Convertible Preferred Stock only become convertible upon the receipt of final payment for 5 megawatts (“MW”) that are purchased by the Company in accordance with the Supply Agreement; the second one-fourth (the “Series C-2 Preferred Stock”) only become convertible upon the receipt of final payment for an aggregate of 15 MW worth of the Supply Agreement; the third one-fourth (the “Series C-3 Preferred Stock”) only become convertible upon the receipt of final payment for an aggregate of 25 MW worth of the Supply Agreement; and the last one fourth (the “Series C-4 Preferred Stock”) only become convertible upon the receipt of final payment for an aggregate of 40 MW worth of the Supply Agreement. If the Company complies with the provisions of the Supply Agreement, it will make sufficient purchases for each tranche of the Convertible Preferred Stock to vest and become convertible over the next four years. However, the Convertible Preferred Stock will become convertible at any time when the relevant payments are received by ENS for the specified purchases, even if the payments are made later or earlier than the schedule set out in the Supply Agreement. Up to December 31, 2018, no purchase of products had been made by the Company under the Supply Agreement.

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

The Warrant vests and becomes exercisable once we purchase and pay for 40 MW of the Supply Agreement, and will not vest or become exercisable if those purchases and payments do not occur before the termination of the Warrant, which will occur, whether the Warrant has vested or not, on July 13, 2019. Prior to exercise, the Warrant provides the Company with no voting rights. The Warrant may not be partially exercised. As the closing price of ENS’s common stock at December 31, 2018 and 2017 was below the exercise price of the Warrant, the Warrant was out-of-the-money at that date.

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

On August 30, 2016, the Company and Melodious Investments Company Limited (the “Melodious” or the “Purchaser”), a British Virgin Islands company wholly owned by Melodious International Investments Group Limited, entered into a definitive agreement (“Share Purchase Agreement “) to sell certain of its shares of ENS. Pursuant to the Share Purchase Agreement, the Company agrees to sell 8,000,000 shares of the common stock, 7,012 shares of the C-1 convertible preferred stock and 4,341 shares of the C-2 convertible preferred stock of ENS for an aggregate purchase price of $17 million (the “Share Transfer”). The Share Transfer is subject to customary closing conditions. On December 22, 2016, all closing conditions were met and the Company received cash consideration of $8.5 million as of December 31, 2016. Consideration of $5.4 million and $3.1 million was allocated, based on the fair value, between the investments in the Common Stock and investments in the Convertible Preferred Stock, respectively. Under the same agreement, the Company agreed that in the event any of the C-1 convertible preferred stock or C-2 convertible preferred stock subject to the Share Transfer is not converted into common stock of ENS within six months following the closing date, the purchaser shall (i) be released from the obligations to pay the unpaid portion of the consideration and (ii) have the right to request the Company to repurchase such C-1 preferred stock and C-2 preferred stock at a price of $1,018.25 per share of preferred stock, plus an uncompounded 10% annual interest of the total purchase price of $11.6 million. The amount of the repurchase price shall be deducted with the amount of the unpaid portion of the purchase price. As the Company does not expect to purchase and make payments for energy storage systems under the Supply Agreement within six months following the closing date, which is October 25, 2016, C-1 preferred stock or C-2 preferred stock would not be converted into common stock. Thus, due to the redemption term, the Company did not derecognize the investment in convertible preferred stock and recorded the proceeds of $3.1 million as borrowing as of December 31, 2016 (see Note 15 - Short term borrowings and long-term borrowings). On April 26, 2017, the Purchaser requested the Company to repurchase the C-1 preferred stock and C-2 preferred stock at the price of $11.6 million plus an uncompounded 10% annual interest. Since the Purchaser had not paid the rest of $8.5 million consideration, the aggregate repurchase price was $3.1 million plus an uncompounded 10% annual interest. In July 2017, the Company paid $3.2 million to the Purchaser and the redemption term was released after the Purchaser delivered to the Company the preferred stocks.

In June 2018, ENS obtained a default judgement invalidating the Governance Agreement. In March 2019, ENS made an assignment for benefit of creditors which assignment is part of a Wisconsin Chapter 128 receivership initiated by creditor Analytics Plus, LLC Captioned Analytics Plus, LLC v. Ensync, Inc., Waukesha County Circuit Court Case No. 19-CV-556 ( the “ Chapter 128 Proceeding”). The Company is vigorously pursuing the legal remedies available to SPI in the Chapter 128 Proceeding, which remedies involve the Company taking actions (1) regarding reopening the June 2018 default judgment pertaining to the Governance Agreement, and (2) to file a breach of fiduciary duty complaint against certain principal directors and officers of ENS. These matters are currently ongoing. The company has instructed to vigorously pursue all legal remedies available to the Company.

As at December 31, 2018 and 2017, the carrying amounts of investments in Purchased Common Stock were $nil and $nil, respectively. As at December 31, 2018 and 2017, the carrying amount of Convertible Preferred Stock was $nil and $nil, respectively. The decrease in fair value of $nil, $nil and $2.3 million of the Warrant was recognized as Change in fair value of derivative asset/liabilities in the consolidated statements of operations for the years ended December 31, 2018, 2017 and 2016. The Company derecognized the investment in the Purchased Common Stock under the equity method and recorded a gain of $3.6 million in earnings for the year ended December 31, 2016. The investment in Purchased Common Stock was fully impairment as of December 31, 2018 and 2017, and impairment provision of $nil, $2.2 million and $9.9 million was provided for investment in Convertible Preferred Stock during the years ended December 31, 2018, 2017 and 2016.

We have funded our acquisitions primarily from cash generated from our financing activities and from credit facilities. Going forward we expect to fund our future acquisitions with cash generated from our operations, as well as equity and debt financing.

Results of Operations

The following table sets forth a summary, for the periods indicated, of our consolidated results of operations from our continuing operations and each item expressed as a percentage of our total net revenues. Our historical results presented below are not necessarily indicative of the results that may be expected for any future period.

	For the year ended December 31,
	2016		2017		2018
	($ in thousands except percentage)
Net sales:
Net sales	114,602	100.0%	121,520	100.0%	125,582	100.0%
Cost of goods sold:
Cost of goods sold	102,147	89.2%	111,428	91.7%	114,525	91.2%
Provision for losses on contracts	385	0.3%	–	–%	–	–%
Total cost of goods sold	102,532	89.5%	111,428	91.7%	114,525	91.2%
Gross profit	12,070	10.5%	10,092	8.3%	11,057	8.8%

Operating expenses:
General and administrative	13,728	11.9%	13,994	11.5%	12,225	9.8%
Sales, marketing and customer service	3,238	2.8%	2,944	2.4%	2,285	1.8%
Provision (reverse) for doubtful accounts, notes and other receivables	7,106	6.2%	1,693	1.4%	(501)	(0.4)%
Impairment charges	79,598	69.5%	740	0.6%	–	–%
Total operating expenses	103,670	90.4%	19,371	15.9%	14,009	11.2%
Operating loss	(91,600)	(79.9)%	(9,279)	(7.6)%	(2,952)	(2.4)%
Other income (expense):
Interest expense	(3,494)	(3.0)%	(8,087)	(6.7)%	(6,665)	(5.3)%
Interest income	802	0.7%	384	0.3%	320	0.3%
Gain on extinguishment of convertible bonds	–	–%	7,121	5.9%	–	–%
Change in fair value of derivative asset/liability	(2,328)	(2.0)%	–	–%	–	–%
Tax penalty	–	–%	(9,670)	(8.0)%	–	–%
Loss on investment in affiliates	(6,296)	(5.6)%	(2,214)	(1.8)%	–	–%
Net foreign exchange gain (loss)	646	0.6%	(5,141)	(4.2)%	1,118	0.9%
Gain on troubled debt restructuring	–	–%	–	–%	1,887	1.5%
Others	847	0.7%	509	0.4%	487	0.4%
Total other expense, net	(9,823)	(8.6)%	(17,098)	(14.1)%	(2,853)	(2.2)%
Loss before income taxes	(101,423)	(88.5)%	(26,377)	(21.7)%	(5,805)	(4.6)%
Income taxes expense	606	0.5%	137	0.1%	332	0.3%
Net loss	(102,029)	(89.0)%	(26,514)	(21.8)%	(6,137)	(4.9)%

Comparison of the year ended December 31, 2018 to the year ended December 31, 2017

Net sales —Net sales were $121.5 million and $125.6 million for the years ended December 31, 2017 and 2018, respectively, representing an increase of $4.1 million, or 3.3%. The increase in net sales for the year ended December 31, 2018 over the comparative period was primarily due to the sales of pre-development projects in U.S. which amounted to $15.8 million. The revenue from sales of PV projects increased by $4.8 million which was contributed by the sales of projects in Japan. The increase in sales of PV projects and pre-development projects was partially offset by the decrease of sales of PV components in Australia.

Cost of goods sold —Cost of goods sold was $111.4 million (91.7% of net sales) and $114.5 million (91.2% of net sales) for the years ended December 31, 2017 and 2018, respectively, representing an increase of $3.1 million, or 2.8%. The increase in cost of goods sold was consistent with the increase of sales.

Gross profit —Our gross profit increased from $10.1 million in the year ended December 31, 2017 to $11.1 million in the year ended December 31, 2018. Gross margins were 8.3% and 8.8% for the years ended December 31, 2017 and 2018, respectively. The increase in gross margin was primarily due to the increase of sales of PV projects and pre-development projects which has higher gross margin than sales of PV components.

General and administrative expenses —General and administrative expenses were $14.0 million (11.5% of net sales) and $12.2 million (9.8% of net sales) for the years ended December 31, 2017 and 2018, respectively, representing a decrease of $1.8 million, or 12.6%. The decrease in our general and administrative expenses was mainly due to the decrease of salary and welfare and professional service fee, which was the result of our cost saving measures.

Sales, marketing and customer service expenses —Sales, marketing and customer service expenses were $2.9 million (2.4% of net sales) and $2.3 million (1.8% of net sales) for the years ended December 31, 2017 and 2018, respectively, representing a decrease of $0.6 million, or 22.4%. The decrease in sales, marketing and customer service expenses was due to the decrease in advertising fee as the Company stopped advertising cooperation in 2018.

Provision (reverse) for doubtful accounts, notes and other receivables —We recorded a provision for doubtful accounts and notes of $1.7 million in 2017. In 2018, we reversed doubtful accounts provision of $0.5 million.

Impairment charges —Impairment charges were $0.7 million for the year ended December 31, 2017. There’s no impairment charge recorded in 2018 for the year ended December 31, 2018.

Interest expense —Interest expense was $8.1 million (6.7% of net sales) and $6.7 million (5.3% of net sales) for the years ended December 31, 2017 and 2018, respectively, representing a decrease of $1.4 million, or 17.6%. The decrease in interest expense was in line with the decrease of borrowing.

Interest income —Interest income was $0.4 million (0.3% of net sales) and $0.3 million (0.3% of net sales) for the years ended December 31, 2017 and 2018, respectively. Interest income kept stable during the two years.

Gain on extinguishment of convertible bonds —Gain on extinguishment of convertible bonds was $7.1 million for the year ended December 31, 2017. It was due to the extension of a convertible bond agreement that we entered into with Union Sky Holdings Group Limited (“Union Sky”).

Tax penalty—Tax penalty was $9.7 million for the year ended December 31, 2017. It mainly represents expected penalty for late filing of Federal and State income tax returns for 2016.

Loss on investment in affiliates —Loss on investment in affiliates was $2.2 million for the year ended December 31, 2017. It mainly represented the investment loss on ENS under equity method.

Gain on trouble debt restructuring—We recorded a gain of $1.9 million on trouble debt restructuring for the year ended December 31, 2018. We defaulted the first amendment agreement with Union Sky. On June 29, 2018, we entered into another amendment agreement with the Union Sky and Magical Glaze Limited (“MGL”), a company and Union Sky was under common control, to further extend the payment term. A gain is recognized for the difference between the future undiscounted cash flow of the second amended convertible bond of $20.0 million and the carrying amount of the first amended convertible bond of $21.9 million as of June 29, 2018.

Other gains or expenses—We recorded other loss of $4.6 million (3.8% of net sales) in the year ended December 31, 2017. We generated other gain of $1.6 million in the year ended December 31, 2018. The increase in other gains was primarily due to gain from foreign exchange.

Income tax expense —We had a provision for income taxes of $0.1 million (0.1% of net sales) and $0.3 million (0.2% of net sales) for the years ended December 31, 2017 and 2018, respectively.

Net loss —For the foregoing reasons, we incurred a net loss of $6.1 million (4.9% of net sales) from our continuing operation for the year ended December 31, 2018, representing a decrease compared to a net loss of $26.5 million (21.8% of net sales) from our continuing operations for the year ended December 31, 2017.

Comparison of the year ended December 31, 2017 to the year ended December 31, 2016

Net sales —Net sales were $114.6 million and $121.5 million for the years ended December 31, 2016 and 2017, respectively, representing an increase of $6.9 million, or 6.0%. The increase in net sales for the year ended December 31, 2017 over the comparative period was primarily due to the increase in the sales of PV components.

Cost of goods sold —Cost of goods sold was $102.1 million (89.2% of net sales) and $111.4 million (91.7% of net sales) for the years ended December 31, 2016 and 2017, respectively, representing an increase of $9.3 million, or 9.1%. The increase in cost of goods sold was in line with the increase of sales.

Gross profit —Our gross profit decreased from $12.1 million in the year ended December 31, 2016 to $10.1 million in the year ended December 31, 2017. Gross margins were 10.5% and 8.3% for the years ended December 31, 2016 and 2017, respectively. The decrease of gross margin was mainly due to that most of the revenue for the year ended December 31, 2017 was generated from sales of PV components which has lower gross margin.

General and administrative expenses —General and administrative expenses were $13.7 million (11.9% of net sales) and $14.0 million (11.5% of net sales) for the years ended December 31, 2016 and 2017, respectively. The general and administrative expenses kept stable.

Sales, marketing and customer service expenses —Sales, marketing and customer service expenses were $3.2 million (2.8% of net sales) and $2.9 million (2.4% of net sales) for the years ended December 31, 2016 and 2017, respectively. The sales, marketing and customer service expenses kept stable.

Provision for doubtful accounts, notes and other receivables —We recorded a provision for doubtful accounts and notes of $7.1 million and $1.7 million for the years ended December 31, 2016 and 2017, respectively.

Impairment charges —Impairment charges were $79.6 million and $0.7 million for the years ended December 31, 2016 and 2017, respectively. We recorded $66.5 million for impairment charges on goodwill and intangible assets for the year ended December 31, 2016. There were no impairment charges on goodwill and intangible assets for the year ended December 31, 2017.

Interest expense —Interest expense was $3.5 million (3.0% of net sales) and $8.1 million (6.7% of net sales) for the years ended December 31, 2016 and 2017 respectively, representing an increase of $4.6 million, or 131.5%. The increase in interest expense was in line with the increase of borrowings in 2017, and more interest was accrued for default borrowings.

Interest income —Interest income was $0.8 million (0.7% of net sales) and $0.4 million (0.3% of net sales) for the years ended December 31, 2016 and 2017, respectively. The decrease in interest income was in line with the decrease in bank deposit in 2017.

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

Tax penalty—Tax penalty was $nil and $9.7 million for the years ended December 31, 2016 and 2017, respectively. It mainly represents expected penalty for late filing of Federal and State income tax returns for 2016.

Loss on investment in affiliates —Loss on investment in affiliates was $6.3 million and $2.2 million for the years ended December 31, 2016 and 2017, respectively. It mainly represented the investment loss on ENS under equity method.

Other gains or expenses —We generated other gain of $1.5 million (1.3% of net sales) in the year ended December 31, 2016, and we recorded other loss of $4.6 million (3.8% of net sales) in the year ended December 31, 2017. The increase in other expenses was primarily due to the increase of foreign exchange loss in the amount of $5.8 million.

Income tax expense —We had a provision for income taxes of $0.6 million (0.5% of net sales) and $0.1 million (0.1% of net sales) for the years ended December 31, 2016 and 2017, respectively.

Net loss — For the foregoing reasons, we incurred a net loss of $26.5 million (21.8% of net sales) from our continuing operations for the year ended December 31, 2017, representing a decrease compared to a net loss of $102.0 million (89.0% of net sales) from our continuing operations for the year ended December 31, 2016.

B.	Liquidity and Capital Resources

Liquidity

A summary of the sources and uses of cash and cash equivalents is as follows:

	For the year ended December 31,
	2016	2017	2018
	($ in thousands)
Net cash provided by (used in) operating activities, continuing operations	$17,742	$(14,373)	$7,851
Net cash generated by (used in) operating activities, discontinued operations	(90,712)	2,733	159
Net cash used in investing activities, continuing operations	(5,115)	(2,934)	(3,346)
Net cash used in investing activities, discontinued operations	(8,002)	(352)	(418)
Net cash generated from (used in) financing activities, continuing operations	9,425	8,284	(1,585)
Net cash used in financing activities, discontinued operations	(75,436)	(2,488)	(2,145)
Effect of exchange rate changes on cash	20	(477)	453
Net increase (decrease) in cash and cash equivalents	$(152,078)	$(9,607)	$969

As of December 31, 2016, 2017 and 2018, we had $4.7 million, $2.3 million and $4.6 million, respectively, in cash and cash equivalents, and restricted cash.

Operating Activities

Net cash provided by operating activities from continuing operations was $7.9 million for the year ended December 31, 2018, the increase in cash was primarily as a result of (i) change in project assets of $17.8 million, and (ii) change in inventories of $2.9 million, (iii) change in accounts payable of $3.4 million, (iv) non cash share-based compensation of $2.7 million, and (v) change in accrued liabilities and other liabilities of $4.0 million, (vi) depreciation of $1.2 million, (vii) amortization of debt discount of convertible bonds of $1.9 million; the increase was partially offset by (i) net loss of $12.3 million,(ii) change in accounts receivable of $13.9 million, (iii) change in advance from customers of $5.1 million, and (iv) gain on troubled debt restructuring of $1.9 million.

Net cash used in operating activities from continuing operations was $14.4 million for the year ended December 31, 2017, the decrease in cash was primarily as a result of (i) net loss of $91.0 million, (ii) gain on extinguishment of convertible bonds of $7.1 million, (iii) change in accounts receivable of $8.9 million, (iv) change in project assets of $4.0 million, and (v) change in inventories of $6.7 million; the decrease was partially offset by (i) change in advance from customers of $13.7 million, (ii) change in accrued liabilities and other liabilities of $5.2 million, (iii) tax penalty of $9.7 million, (iv) amortization of debt discount on convertible bonds of $2.9 million, (v) loss on investment in affiliates of $2.2 million,. (vi) depreciation of $1.2 million, (vii) provision for doubtful accounts and notes and other receivable of $1.7 million, and (viii) share-based compensation of $1.2 million.

Net cash provided by operating activities from continuing operations was $17.7 million for the year ended December 31, 2016, the increase in cash was primarily as a result of (i) depreciation of $4.0 million, (ii) provision for doubtful accounts and notes of $7.1 million, (iii) impairment charge on intangible assets of $1.2 million, (iv) impairment charges on goodwill of $65.2 million, (v) impairment charges on project assets of $13.1 million, (vi) loss on investment in affiliates of $6.3 million, (vii) share-based compensation of $1.3 million, (viii) change in fair value of derivative assets /liabilities of $2.3 million, (ix) change in accounts receivable of $4.4 million, (x) change in project assets of $8.6 million, (xi) change in inventories of $3.9 million, and (xii) change in accounts payable of $2.5 million, (xiii) change in accrued liabilities and other liabilities of $1.4 million ,(xiv) non-cash interest expense of $1.5 million; the increase was partially offset by (i) a net loss of $221.0 million, (ii) operating income from solar system subject to financing obligation of $1.4 million, and (iii) change in prepaid expense and other assets of $1.2 million.

Investing Activities

Net cash used in investing activities from continuing operations was $3.3 million for the year ended December 31, 2018, primarily as a result of decrease of cash due to disposition of SPI China.

Net cash used in investing activities from continuing operations was $2.9 million for the year ended December 31, 2017, primarily as a result of the decrease of cash of $2.7 million caused by the deconsolidation of Sinsin.

Net cash used in investing activities from continuing operations was $5.1 million for the year ended December 31, 2016, the decrease in cash was primarily as a result of (i) acquisition of property, plant and equipment of $9.3 million, and (ii) acquisition of subsidiaries of $2.3 million; the decrease was partially offset by (i) proceeds from disposal of investment in affiliates of $5.4 million, and (ii) proceeds from repayment of interest bearing receivables of $1.0 million;

Financing Activities

Net cash used in financing activities from continuing operations was $1.6 million for the year ended December 31, 2018, the decrease in cash was primarily consisting of (i) repayment of line of credit and loans payable of $67.8 million; the decrease was partially offset by (i) proceeds from line of credit and loans payable of $66.2 million.

Net cash generated from financing activities from continuing operations was $8.3 million for the year ended December 31, 2017, the increase in cash was primarily consisting of (i) proceeds from issuance of common shares of $5.8 million; and (ii) proceeds from line of credit and loans payable of $31.9 million; the increase was partially offset by (i) repayment of line of credit and loans payable of $29.4 million.

Net cash generated from financing activities from continuing operations was $9.4 million for the year ended December 31, 2016, the increase in cash was primarily consisting of (i) proceeds from line of credit and loans payable of $32.6 million, and (ii) proceeds from issuance of common shares of $5.0 million; the increase was partially offset by (i) the repayments of line of credit and loan payable of $28.2 million.

Capital Resources and Material Known Facts on Liquidity

We have suffered recurring losses from operations. We have incurred a net loss of $6.1 million from continuing operations during the year ended December 31, 2018. As of December 31, 2018, we had accumulated deficit of $570.1 million and working capital deficit of $92.6 million. As of December 31, 2018, $41.6 million of convertible bonds was due within one year. These raised substantial doubt about our ability to continue as a going concern.

We have revised the assumptions underlying our existing operating plans and recognized the fact that additional actions were needed to reposition our operations to minimize our cash outflows. Therefore, we undertook a number of initiatives in order to conserve or generate cash on an incremental basis in 2018. These initiatives included:

•	Equity financing. The group is actively seeking additional capital in the form of equity financing. As of April 14, 2019, the group completed a private placement of 6,600,000 ordinary shares, raising US$7.7 million. Net proceeds from the above transaction are intended to be used for expansion of SPI Energy's global PV project activities and general corporate purposes. The Group plans to seek additional funds through equity financing.

•	Working capital management. The Group sold several PV projects in Japan and US, and is actively negotiating with the buyers to mobilize the cash collection. In addition, the Group has intention to sell the PV projects in Italy which are indeed with good value and return. The sales of these projects will expect to bring in significant amount of cash to the company to improve liquidity and capital to reinvest into new solar projects. Except for the new PV projects in Greece and US to be acquired, the Group has been closely monitoring the Group’s capital spending level until liquidity position has improved. These initiatives aim at preserving cash and generating operating cash flows to enable the Group to repay the borrowings and accounts payable.

•	Cost saving measures. The Group has implemented certain measures with an aim to reduce its operating expenses in 2018. Such measures include: 1) strictly controlling and reducing business, marketing and advertising expenses in United States and Australia; 2) relocating certain offices in United States and United Kingdom to save office rental; and 3) lowering the remuneration of the Group’s management team. The Group would continue to implement these measures in 2019 to maintain the expenditure level.

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

Capital Expenditures

We incurred capital expenditures of $9.3 million, $0.3 million and $0.1 million in 2016, 2017 and 2018, respectively. Capital commitments amounted to approximately $6.6 million as of December 31, 2018. These capital commitments will be used primarily for the construction of our solar projects. We expect to finance construction of these projects using cash from our operations and private placements, bank borrowings as well as other third-party financing options.

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

Trend information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for 2018 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause reported consolidated financial information not necessarily to be indicative of future operating results or financial conditions.

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

Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2018:

	Payment due by period
Contractual Obligations	Total	less than 1 year	1-3 years	3-5 years	more than 5 years
	($ in thousands)
Convertible bonds	$55,000	$41,600	$13,400	$–	$–
Short-term borrowings	2,987	2,987	–	–	–
Long-term debt obligations	6,853	179	437	1,371	4,866
Operating lease obligations	2,709	528	747	168	1,266
Capital commitment	6,617	6,617	–	–	–
Total	$74,166	$51,911	$14,584	$1,539	$6,132

Safe Harbor

This annual report on Form 20-F for the fiscal year ended December 31, 2018, and information we provide in our press releases, telephonic reports and other investor communications, including those on our website, contains forward-looking statements within the meaning of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Securities Act of 1933, as amended (the “Securities Act”), which are subject to risks, uncertainties, and assumptions that are difficult to predict. All statements in this annual report on Form 20-F, other than statements of historical fact, are forward-looking statements. These forward-looking statements are made pursuant to safe harbor provisions of the Private Securities Litigation Reform Act of 1995.

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

Name	Age	Position
Xiaofeng Peng	44	Director, Executive Chairman of the Board of Directors and Chief Executive Officer
Maurice Ngai	57	Director
Lang Zhou	57	Director
HoongKhoeng Cheong	54	Director and Chief Operating Officer
Lu Qing	48	Director

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

B.	Compensation of Directors and Executive Officers

For the year ended December 31, 2018, the aggregate cash compensation and benefits that we paid to our directors and executive officers was approximately $917,275. No pension, retirement or similar benefits have been set aside or have accrued by us for our executive officers of directors.

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

Name	Number of Shares		Exercise Price ($)	Grant Date	Expiration Date
Xiaofeng Peng	100,000		$3.63	September 2017	September 2027
Maurice Ngai	3,600 3,600 5,000	*	$62 $62 $3.63	May 2016 May 2016 September 2017	May 2026 May 2026 September 2027
Lang Zhou	5,000	*	$62	May 2016	May 2026
	3,000 1,000		$3.63 $31	September 2017 June 2014	September 2027 June 2024
HoongKhoeng Cheong	46,000	*	$3.63	September 2017	September 2027
Qing Lu	800	*	$3.63	September 2017	September 2027
Directors and executive officers as a group	168,000	*	From $3.63 to $62	From August 2013 to March 2026	From May 2026 to September 2027
Other individuals as a group	92,200	**

_____________________

*	Upon exercise of all share options, would beneficially own less than 5.0% of our then outstanding share capital.

**	Upon exercise of all share options, each such individual would beneficially own less than 1.0% of our then outstanding share capital.

C.	Board Practices

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

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Xiaofeng Peng, and Lang Zhou and Qing Lu, and is chaired by Xiaofeng Peng. Qing Lu and Lang Zhou satisfy the “independence” requirements of Rule 10A-3 under the Exchange Act and Rule 5605 of the NASDAQ Rules. Our home country practice differs from the NASDAQ Rules that require the nominating committees of listed companies to be comprised solely of independent directors. There are, however, no specific requirements under Cayman Islands law on the composition of nominating committees. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the Board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

Employment Agreements

We have entered into employment agreements with each of our executive officers. These employment agreements became effective on the signing date and will remain effective through 2019. We may terminate an executive officer’s employment for cause for certain acts of the officer, including, but not limited to, conviction of a felony, any act involving moral turpitude, or a misdemeanor where imprisonment is imposed; commission of any act of theft, fraud, dishonesty, or falsification of any employment or Company records; improper disclosure of the Company’s confidential or proprietary information; any action that has a detrimental effect on the Company’s reputation or business; or failure to perform agreed duties. We may also terminate an executive officer’s employment without cause. Each of us or the relevant executive officer may terminate the employment by giving advance written notice. We may renew the employment agreements with our executive officers.

D.	Employees

As of December 31, 2016, 2017 and 2018, we had 327, 63 and 49 employees, respectively. The employees are based in the U.S., the U.K., Italy, Greece, Hong Kong, Australia, and Japan. The following table sets forth the number of our employees for each of our major functions as of December 31, 2018:

Major functions	As of December 31, 2018
Managerial functions	23
Operating functions	24
Others	2
Total	49

None of our employees are represented by a labor union nor are we organized under a collective bargaining agreement. We have never experienced a work stoppage and believe that our relations with our employees are good.

As required by regulations in China, we participated in various employee social security plans that are organized by municipal and provincial governments, including pension, unemployment insurance, childbirth insurance, work-related injury insurance, medical insurance and housing insurance. We were also required under PRC law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time. Since we divested our Chinese operation in December 2018, we are no longer subject to these laws.

E.	Share Ownership

The following tables set forth information with respect to the beneficial ownership of our shares as of the date of the report.

•	each of our directors and executive officers; and

•	each person known to us to own beneficially in excess of 5% of our ordinary shares.

Directors and Executive Officers	Shares Beneficially Owned	Percentage Beneficially Owned
Xiaofeng Peng, Chairman of the Board[1]	5,249,340	36.17%
Maurice Wai-fung Ngai, Director	*	*
Qing Lu, Director	*	*
Lang Zhou, Director	*	*
HoongKhoeng Cheong, Director and Chief Operating Officer	*	*
All Directors and Executive Officers as a Group[2]	5,957,640	41.05%

__________________

(1)	Consists of 2,000 ordinary shares and options to purchase 25,000 ordinary shares, Mr. Xiaofeng Peng, as the spouse of Ms. Shan Zhou, may be deemed to beneficially own the 875,000 ordinary shares of the Company held by Ms. Shan Zhou. Furthermore, LDK New Energy Holding Limited, or LDK Energy, directly owns 3,347,340 ordinary shares. As the spouse of Ms. Shan Zhou, who is the sole shareholder and a director of LDK Energy, Mr. Peng may be deemed to beneficially own such 3,347,340 ordinary shares beneficially owned by LDK Energy. Lighting Charm Limited holds an option to purchase 1,000,000 ordinary shares. As the spouse of Ms. Shan Zhou, who is the sole shareholder and a director of Lighting Charm Limited, Mr. Peng may be deemed to beneficially own such 1,000,000 ordinary shares beneficially owned by Lighting Charm Limited.

(2)	Consists of an aggregate of 4,896,340 ordinary shares and options to purchase an aggregate of 1,061,300 ordinary shares.

*	Less than 5.0%.

Principal Shareholders	Ordinary Shares Beneficially Owned	Percentage Beneficially Owned
LDK Solar USA, Inc.[1]	1,317,463	9.08%
LDK Solar Europe Holding SA2	97,712	0.67%
Shan Zhou[3]	5,249,340	36.17%
UPC CO., LTD.[4]	1,350,000	9.30%
Qian Kun Prosperous Times Investment Limited[5]	800,000	5.51%

______________________

(1)	LDK Solar USA, Inc. LDK Solar USA, Inc. is wholly owned by LDK Solar CO., Ltd. The address of LDK Solar USA, Inc. LDK Solar USA, Inc. is One Front Street, Suite 1600, San Francisco, CA 94111, USA.

(2)	LDK Solar Europe Holding S.A. is wholly owned by LDK Solar International Co., Ltd., which is in turn wholly owned by LDK Solar CO., Ltd. The address of LDK Solar Europe Holding S.A. is 898, rue Pafebruch, L-8308, Capellen RCS, Luxembourg.

(3)	Consists of 875,000 ordinary shares held by Ms. Shan Zhou and 3,347,340 ordinary shares beneficially owned by LDK Energy. As the spouse of Mr. Peng, Ms. Shan Zhou may also be deemed to beneficially own 2,000 ordinary shares and 25,000 ordinary shares that Mr. Peng has the option to purchase. Lighting Charm Limited holds an option to purchase 1,000,000 ordinary shares. As the sole shareholder and a director of Lighting Charm Limited, Ms. Shan Zhou may be deemed to beneficially own such 1,000,000 ordinary shares beneficially owned by Lighting Charm Limited.

(4)	Mrs. Qiuyue Liu is the natural person who has sole voting and investment power over 1,350,000 ordinary shares of the company shares held through UPC CO., LTD. The address of UPC CO., LTD. is at Floor 4, Willow house, cricket square, PO Box 2804,Grand Cayman, KY1-1112, Cayman Islands.

(5)	Mr. Yunshi Wang is the natural person who has sole voting and investment power over 800,000 ordinary of the company shares held through Qian Kun Prosperous Times Investment Limited. The address of Qian Kun Prosperous Times Investment Limited is Sea Meadow House, Blackburne Highway, (P.O. Box 116), Road Town, Tortola, British Virgin Islands.

As of the date of this annual report, 14,514,125 ordinary shares are issued and outstanding. We cannot ascertain the exact number of beneficial shareholders with addresses in the United States.

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

Transactions with Our Directors, Executive Officers and Shareholders

The amount due from related parties of $0.04 and $0.09 million as of December 31, 2018 and 2017 represented the advance payment to management for business operation.

The amount due to related parties of $0.08 million and $nil as of December 31, 2018 and 2017 mainly represented the short term borrowing made from related parties.

On August 30, 2018, the Group entered into a share purchase agreement (the “SPI China disposal agreement”) with Lighting Charm, an affiliate of Ms. Shan Zhou, the spouse of Xiaofeng Peng, the Group’s Chairman of the Board of Directors and Chief Executive Officer. Ms. Shan Zhou, as the beneficial owner of the Group, hold more than 10% equity interest pf the Group as of December 10, 2018. The agreement has been approved by an independent committee of the Group’s Board of Directors. The SPI China disposal agreement provides that the Group sold Lighting Charm the 100% equity interest of SPI China, which holds all of the Group’s assets and liabilities related to its business in China (the “Acquired Business”). The Group effected an internal restructuring following which SPI China would only hold the Group’s subsidiaries in China, and all the other subsidiaries outside of China would be transferred to the Group. Pursuant to the terms of the SPI China disposal agreement, the consideration for the Acquired Business to be paid by the Lighting Charm to the Group in cash was US$1.00. As of December 10, 2018, the restructuring was completed and the disposition was closed. As a result of the disposition to a principal shareholder for US$1.00, the excess of SPI China’s book value of liabilities over the book value of its assets was recorded as an addition to paid-in capital of $107.9 million.

Together with the transaction, the Group granted Lighting Charm options to purchase up to 1,000,000 of the Group’s ordinary shares with par value of $0.0001, with an exercise price of US$ 3.80 per share. The options vested immediately and can be exercised at any time on or prior to August 21, 2021. The options were valued using the Binomial option pricing model and the fair value of the options on the grant date was $1.26 million, which adjusted to the fair value of disposal consideration and was charged into additional paid-in capital.

The Group had made payment on behalf of SPI China for its operation purpose from December 10, 2018 to December 31, 2018, which was considered remote collectability due to the financial position of SPI China, and the Company recorded the amount due from SPI China as a debt forgiveness loss from related parties, with amount of $0.536 million recorded as a reduction of within additional paid-in capital

Contractual Arrangements with Solar Energy E-Commerce and Its Shareholders

We, through Yan Hua Internet, entered into a series of contractual arrangements with Solar Energy E-Commerce and its shareholders, Mr. Xiaofeng Peng, chairman of our board of directors, Mr. Min Xiahou, former deputy chairman of our board of directors and Ms. Amy Jing Liu, our former chief financial officer. These contractual arrangements allowed us to exercise effective control over Solar Energy E-Commerce, receive substantially all of the economic benefits of Solar Energy E-Commerce and have a call option to purchase all or part of the equity interests in Solar Energy E-Commerce when and to the extent permitted by PRC law.

We did not consolidate the operating results of Solar Energy E-Commerce into our financial statements as of and for the year ended December 31, 2015.

These transactions relate to the portion of our business that we sold to Lighting Charm Limited in December 2018, as described above.

Contractual Arrangements with Meijv and Its Shareholder

Subsequently, we had migrated Solarbao from Solar Energy E-commerce to Meijv since April 2016. We, through Yan Hua Internet, entered into a series of contractual arrangements with Meijv and Youying, whose shareholders are Mr. Min Xiahou, former deputy chairman of our board of directors and Mr. Tairan Guo, our former Chief Financial Officer. These contractual arrangements allowed us to exercise effective control over Meijv, receive substantially all of the economic benefits of Meijv and have a call option to purchase all or part of the equity interests in Meijv when and to the extent permitted by PRC law.

These transactions relate to the portion of our business that we sold to Lighting Charm Limited in December 2018, as described above.

Contractual Arrangements with LvNeng Tao and Its Shareholders

We, through Yan Hua Internet, entered into a series of contractual arrangements with LvNeng Tao, whose shareholders are Mr. Min Xiahou, former deputy chairman of our board of directors, Mr. Minghua Zhao, a former director of our board of directors, and Mr. Tairan Guo. These contractual arrangements allowed us to exercise effective control over LvNeng Tao, receive substantially all of the economic benefits of LvNeng Tao and have a call option to purchase all or part of the equity interests in LvNeng Tao when and to the extent permitted by PRC law.

These contractual arrangements relate to the portion of our China business that we sold to Lighting Charm Limited in December 2018, as described above.

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

The following judicial proceedings have been initiated in Greece:

A. SINSIN filed an Injunction Petition against the 4 SPVs on January 26, 2018, which was heard on March 20, 2018, before the Athens One-Member First Instance Court and on which Judgement No 4212/2018 was issued on June 25, 2018.

This Interim Judgment ordered, inter alia, the following:

(A) It suspends the force of the extraordinary General Meetings of the shareholders of the 4 SPVs dated December 19, 2017 on the appointment of their members of Board of Directors, until the issuance of a final judgment on the lawsuit filed by SINSIN.

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

C. On October 23, 2018 another petition of SINSIN before the Athens Local Court and against “Sinsin Renewable Investment Limited”, “Veltimo Limited” and “Photovoltaica Parka Veroia 1 Malta Limited” was heard. Such petition was filed with the Athens Local Court under General Submission No 7294/2018. SINSIN requests the Court to allow them to proceed to an auction of the pledged shares of the 4 SPVs, in order to satisfy their claim amounting to € 38.054 million, plus interest and expenses, for the outstanding purchase price of the 4 SPVs shares under the above-mentioned share sale and purchase agreement dated September 6, 2014.

Court submissions by the parties were completed on October 26, 2018.

SPI and their subsidiaries vigorously opposed the above-mentioned petition and a court decision was issued. In particular, the Athens Local Court issued Decision 350/2019 which postponed the issuance of a definitive judgment on SINSIN’s petition until the issuance of a final decision on the case pending before the Malta arbitration tribunal with respect to the SPA. The Court accepted our argument that since SPI has a claim against SINSIN which is pending before the Malta arbitration tribunal, SINSIN’s claim for the payment of the remainder of the purchase price is not certain and fixed and therefore the Court cannot allow SINSIN to proceed to an auction of the SPVs shares.

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

The Arbitral Tribunal for both sets of arbitral proceedings has been constituted and the Parties have since agreed that both sets of proceedings will be considered simultaneously. A schedule has been established and the proceedings took place on November 29 and 30, 2018 when various witnesses produced by SPI was cross examined by SINSIN’s counsel. The sittings took place on the 11th and 12th April 2019 for cross-examination by SPI’s counsel of SinSin’s witnesses. Following that, SPI will file its evidence in relation to its defense in the case filed by the SinSin Companies by May 30, 2019 and thereafter a sitting will be scheduled for the cross examination of the witnesses produced. A final round of written and oral submissions is expected with a final arbitral award anticipated in early 2020 at the latest.

In June 2018, ENS obtained a default judgement invalidating the Governance Agreement. In March 2019, ENS made an assignment for benefit of creditors which assignment is part of a Wisconsin Chapter 128 receivership initiated by creditor Analytics Plus, LLC Captioned Analytics Plus, LLC v. Ensync, Inc., Waukesha County Circuit Court Case No. 19-CV-556 ( the “ Chapter 128 Proceeding”). The Company is vigorously pursuing the legal remedies available to SPI in the Chapter 128 Proceeding, which remedies involve the Company taking actions (1) regarding reopening the June 2018 default judgment pertaining to the Governance Agreement, and (2) to file a breach of fiduciary duty complaint against certain principal directors and officers of ENS. These matters are currently ongoing. The company has instructed to vigorously pursue all legal remedies available to the Company.

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

The following summary of the material Cayman Islands and United States federal income tax consequences of an investment in our ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change, possibly with retroactive effect. This summary does not deal with all possible tax consequences relating to an investment in our ordinary shares, such as the tax consequences under United States state or local tax laws, or tax laws of jurisdictions other than the Cayman Islands and the United States.

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

We are subject to the periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F no later than four months after the close of each fiscal year, which is December 31. Copies of reports and other information, when so filed with the SEC, can be inspected and copied at our executive offices. The SEC also maintains a web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

In accordance with Rule 5250(d) of the NASDAQ Rules, we will post this annual report on Form 20-F on our website at http://www.spigroups.com.

I.	Subsidiary Information

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

We currently conduct our business operations in the U.S., Japan, the U.K., Greece, Italy and Australia. The functional currency of our Company and our subsidiaries located in the United States is the U.S. dollar. The functional currency of our subsidiaries located in Europe and Australia are the Euro and AUD, respectively. Transactions denominated in foreign currencies are re-measured into the functional currency at the rates of exchange prevailing when the transactions occur. Monetary assets and liabilities denominated in foreign currencies are re-measured into the functional currency at rates of exchange in effect at the balance sheet dates. Exchange gains and losses are included in our consolidated statements of operations.

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

Depending on movements in foreign exchange rates, the foreign currency translation may have an adverse impact on our consolidated financial statements. In 2016, 2017 and 2018, we recorded foreign exchange gain of $0.6 million, loss of $5.1 million, and gain of $1.1 million in our consolidated statements of operations, respectively.

Interest Rate Risk

Our exposure to interest rate risk primarily relates to interest expenses incurred on our short-term and long-term borrowings, as well as interest income generated from excess cash invested in demand deposits. Such interest-earning instruments carry a degree of interest rate risk. We have not used any derivative financial instruments to manage our interest rate risk exposure. We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in interest rates. However, our future interest expense may increase due to changes in market interest rates. If market interest rates for short-term demand deposits increase in the near future, such increase may cause the amount of our interest income to rise. A hypothetical 10% increase in the average interest rate for our bank borrowings would result in an increase of approximately $0.1 million and $0.1 million in interest expense for the years ended December 31, 2017 and 2018. We may use derivative financial instruments, such as interest rate swaps, to mitigate potential risks of interest expense increases due to changes in market interest rates.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

We have outstanding convertible bonds of US$55.0 million, which were defaulted in June 2016 and not repaid as at December 31, 2016. On February 12, 2017, we entered into an Amendment Agreement (“Agreement”) with Union Sky Group Limited, one of the holders of our convertible bonds, to extend the maturity date of the bonds, pursuant to which the repayment of US$6.6 million, US$6.7 million and US$6.7 million of the principal amount of the convertible bond will be due by April 30, 2017, January 30, 2018 and January 30, 2019, respectively. Union Sky Group Limited has the option to convert the outstanding amounts under the convertible bond into equity interest in our company at a certain conversion price. We were not able to make the first repayments of April 29, 2017. We have been in communications with the holders of our convertible bonds, including Union Sky Group Limited, to further extend the maturity date of the bonds, and On June 29, 2018, the Company entered into another amendment agreement (the “2nd Amendment”) with the Union Sky Group Limited and Magical Glaze Limited (the “MGL”), a company incorporated under the laws of British Virgin Islands, pursuant to which agreement the Union Sky Group Limited has transferred all the rights and obligations under the Convertible Bond Agreement and 1st Amendment to MGL, and the maturity date of the note was extended. According to the 2nd Amendment, the repayment of US$6.6 million, US$6.7 million and US$6.7 million of the principal amount of the note and interest thereon is due by December 2019, June 2020 and December 2020, respectively.

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

Between January 19, 2016 and September 18, 2017, our ADSs were listed on the NASDAQ Global Select Market under the symbol of “SPI”. The Bank of New York Mellon, the depositary bank for our ADS facility, terminated our ADS facility on September 18, 2017. Following such termination, we listed our ordinary shares, par value US$0.0001 each, for trading on NASDAQ Global Select Market in substitution for our ADSs. On September 19, 2017, the substitution listing became effective and our ordinary shares began trading on the NASDAQ Global Select Market under the symbol of “SPI”.

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

Disclosure Controls and Procedures

Our executive management is responsible for establishing and maintaining a system of disclosure controls and procedures (as defined in Rule 13a-15 and 15d-15 under the Exchange Act) designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer’s management, including its principal executive officer and principal financial officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Our executive management concluded that, because of the material weaknesses in our internal control over financial reporting discussed below, our disclosure controls and procedures were not effective as of December 31, 2018. Notwithstanding the material weaknesses discussed below, our executive management has concluded that the consolidated financial statements included in this Form 20-F present fairly, in all material respects, our financial position, results of operations and cash flows for the periods presented in conformity with accounting principles generally accepted in the U.S.

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

Management, including our chief executive officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2018. In making this assessment, management used the criteria for effective internal control over financial reporting described in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our consolidated financial statements will not be prevented or detected on a timely basis. Based on management’s assessment of the effectiveness of our internal control over financial reporting, management has identified the following material weaknesses in our internal control over financial reporting as of December 31, 2018:

•	We did not maintain effective controls over certain aspects of the financial reporting process due to the lack of sufficient complement of personal with an appropriate level of knowledge and experience in U.S. GAAP. We also lacked the expertise in handling complex accounting and reporting matters in accordance with U.S. GAAP. This material weakness resulted in a number of adjustments to amounts reflected in the consolidated financial statements for the year ended December 31, 2018.

•	The internal audit department has been absent since April 2017, and internal audit evaluation work was not performed during the year ended December 31, 2018.

•	We didn’t have adequate risk assessment procedures, including those on identification and assessment of fraud risks, to cope with the expansion of its business and organization. In particularly, we did not put in place an adequate process to continuously assess the legal, compliance and fraud risks associated with the business initiatives and the related financial impact. As a result, we did not properly account for certain transactions, which led to significant adjustments to the consolidated financial statements for the year ended December 31, 2018.

•	We review controls over management’s judgment and financial statement assertions were ineffective with respect to certain significant transactions including interest expense of convertible bonds, troubled debt restructuring on convertible bonds, and legal litigation expense accrual. We review controls in these areas were not effective, as we failed to prepare sufficient documentation on the judgment made and the significant assumptions used in accounting for the transactions. As a result, there were material adjustments on convertible bonds, interest expense, gain on troubled debt restructuring, and accrued liabilities reflected in the consolidated financial statements for the year ended December 31, 2018.

•	We did not have adequate controls on the internal communication between finance team and operation team related to the status of the construction of project assets, execution of contracts and conclusion of business decisions. This deficiency has resulted in the finance team not having accurate or updated information necessary to properly assess the accounting treatment for the relevant business transactions. As a result, there were material adjustments to the consolidated financial statements for the year ended December 31, 2018.

•	We didn’t have sufficient control on tax compliance for the year ended 31, 2018. It resulted in the late filing for United States Federal and State income tax returns for the years ended December 31, 2016 and 2017, and the Company is exposure to the risk of significant tax penalty.

The material weaknesses described above may result in misstatement of our consolidated financial statements that would not be prevented or detected. As a result of these material weaknesses, management has concluded that our internal control over financial reporting was not effective as of December 31, 2018.

Remediation Activities

Our management has been engaged in, and continues to be engaged in, making necessary changes and improvements to the overall design of controls and procedures to address the material weaknesses in our internal control over financial reporting and the ineffectiveness of our disclosure controls and procedures described above. To remediate the material weaknesses, we will adopt the following changes:

(i)	With respect to the insufficiency of knowledge and experience in U.S. GAAP and the lack of expertise in handling complex accounting and reporting matters, we plan to continue to: (1) provide more comprehensive training on U.S. GAAP to our accounting team and other relevant personnel, and (2) enhance our accounting manual to provide our accounting team with more comprehensive guidelines on the policies and controls over financial reporting under U.S. GAAP and SEC rules and requirements.

(ii)	With respect to inadequate risk assessment controls, we plan to continue to: (1) organize the related department to hold risk assessment discussions before significant business expansion and organization changes, (2) provide more comprehensive training to our accounting team and legal department to improve the risk awareness of unusual and significant transactions, and (3) implement Office Automation System to standardize processes so that unusual and significant transactions can be timely identified and approved properly. (4) enhance the in-house tax department management and improve the tax compliance.

(iii)	With respect to our management review controls over significant judgment and financial statement assertions, we plan to continue to: (1) provide appropriate training on management review standards and requirements to the related business department, and (2) enhance management monitoring and review of key processes with more comprehensive guidelines on the policies and controls over financial reporting.

(iv)	With respect to the deficiencies in internal communication with the company, we plan to continue to organize regular operation meetings between our finance team and operation team to share the status of significant transactions, project assets, execution of contracts and business decisions, among others.

Attestation Report of the Independent Registered Public Accounting Firm

Because we are not an accelerated filer, we are not required to obtain an attestation report of our independent registered public accounting firm.

Changes in Internal Control over Financial Reporting

Other than the changes resulting from the material weakness described above, there have been no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) and 15d-15(f) of the Exchange Act) during the fiscal year ended December 31, 2018 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Marcum Bernstein & Pinchuk LLP, our current principal external auditors for the periods indicated.

	2017	2018
Audit fees	$982,907	$860,000
Audit-related fees	–
Tax fees	–
All other fees	–
Total	$982,907	$860,000

__________

(1)	Audit fees consist of fees billed for professional services rendered for the audit of our financial statements and services that are normally provided by the above auditors in connection with statutory and regulatory fillings or engagements.

(2)	Audit related fees consist of assurance and related services that are reasonably related to the performance of audit or review of our financial statements related to our SEC filings.

Consistent with the rules of the SEC regarding auditor independence, our Board of Directors is responsible for the appointment, compensation and oversight of the work of our independent registered public accounting firm. Our Board asks our independent registered public accounting firm to provide a detailed description of its services each year as a basis for its decision-making. The Board evaluates the proposals based on four categories: audit services, audit-related services, tax services, and other services; and determines the proper arrangement for each service according to its judgment as to our needs over the coming year. Our Board pre-approves all audit and non-audit services to be performed by our independent registered public accounting firm. The Board pre-approved 100% of the audit and audit-related services performed by the independent registered public accounting firms described above in fiscal years 2017 and 2018.

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

93

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

4.12

Translation of Share Purchase Agreement by and between SPI Solar Power Suzhou Co., Ltd. and Liaoning Xinda New Energy Investment Co., Ltd. dated October 22, 2014 (incorporated by reference to Exhibit 10.3 to our current report on Form 8-K (file No. 000-50142) filed with the Securities and Exchange Commission on October 23, 2014)

4.13

Translation of Equity Purchase Agreement by and between SPI Solar Power Suzhou Co., Ltd., Beijing Taihedafang Investment Development Co., Ltd. and XingheChaerhu Development Co., Ltd. dated October 22, 2014 (incorporated by reference to Exhibit 10.4 to our current report on Form 8-K (file No. 000-50142) filed with the Securities and Exchange Commission on October 23, 2014)

4.14

Convertible Promissory Note Purchase Agreement by and between Solar Power, Inc. and Brilliant King Group Ltd. dated December 12, 2014 (incorporated by reference to Exhibit 10.3 to our current report on Form 8-K (file No. 000-50142) filed with the Securities and Exchange Commission on December 18, 2014)

4.15

Convertible Promissory Note Purchase Agreement by and between Solar Power, Inc. and Poseidon Sports Limited dated December 12, 2014 (incorporated by reference to Exhibit 10.6 to our current report on Form 8-K (file No. 000-50142) filed with the Securities and Exchange Commission on December 18, 2014)

4.16

Convertible Promissory Note Purchase Agreement by and between Solar Power, Inc. and Union Sky Holding Group Limited dated December 15, 2014 (incorporated by reference to Exhibit 10.8 to our current report on Form 8-K (file No. 000-50142) filed with the Securities and Exchange Commission on December 18, 2014)

4.17

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

4.19

Option Agreement by and between Solar Power, Inc. and Central Able Investments Limited dated January 22, 2015 (incorporated by reference to Exhibit 10.1 to our current report on Form 8-K (file No. 000-50142) filed with the Securities and Exchange Commission on January 23, 2015)

4.20

Share Purchase Agreement by and among SPI China (HK) Limited, LDK Solar Europe Holding S.A. and LDK Solar USA, Inc. dated March 30, 2015 (incorporated by reference to Exhibit 10.1 to our current report on Form 8-K (file No. 000-50142) filed with the Securities and Exchange Commission on March 31, 2015)

94

4.21

Share Purchase Agreement by and among SPI China (HK) Limited., Andrew Burgess, Rami Fedda and Allied Energy Holding Pte Ltd. dated March 31, 2015 (incorporated by reference to Exhibit 10.2 to our current report on Form 8-K (file No. 000-50142) filed with the Securities and Exchange Commission on March 31, 2015)

4.22

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

4.23

GK Interest Sale and Purchase Agreement by and between SPI Solar Japan G.K. and Re Capital K.K. dated April 15, 2015 (incorporated by reference to Exhibit 10.1 to our current report on Form 8-K (file No. 000-50142) filed with the Securities and Exchange Commission on April 17, 2015)

4.24

Securities Purchase Agreement by and between EnSync, Inc. (formerly known as ZBB Energy Corporation) and Solar Power, Inc. dated April 17, 2015 (incorporated by reference to Exhibit 10.2 to our current report on Form 8-K (file No. 000-50142) filed with the Securities and Exchange Commission on April 17, 2015)

4.25

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

4.26

Purchase Agreement by and between Solar Power, Inc. and Yes Yield Investments Limited dated May 4, 2015 (incorporated by reference to Exhibit 10.1 to our current report on Form 8-K (file No. 000-50142) filed with the Securities and Exchange Commission on May 7, 2015)

4.27

Option Agreement by and between Solar Power, Inc. and Yes Yield Investments Limited dated May 4, 2015 (incorporated by reference to Exhibit 10.2 to our current report on Form 8-K (file No. 000-50142) filed with the Securities and Exchange Commission on May 7, 2015)

4.28

Convertible Promissory Note Purchase Agreement by and between Solar Power, Inc. and Vision Edge Limited dated June 15, 2015 (incorporated by reference to Exhibit 10.1 to our current report on Form 8-K (file No. 000-50142) filed with the Securities and Exchange Commission on June 15, 2015)

4.29

Option Agreement by and between Solar Power, Inc. and Vision Edge Limited dated June 15, 2015 (incorporated by reference to Exhibit 10.2 to our current report on Form 8-K (file No. 000-50142) filed with the Securities and Exchange Commission on June 15, 2015)

4.30	Supply Agreement between EnSync, Inc. (formerly known as ZBB Energy Corporation) and Solar Power, Inc. dated July 13, 2015 (incorporated by reference to Exhibit 10.3 to our current report on Form 8-K (file No. 000-50142) filed with the Securities and Exchange Commission on April 17, 2015)

4.31	Governance Agreement between EnSync, Inc. (formerly known as ZBB Energy Corporation) and Solar Power, Inc. dated July 13, 2015 (incorporated by reference to Exhibit 10.2 to our current report on Form 8-K (file No. 000-50142) filed with the Securities and Exchange Commission on July 14, 2015)

95

4.32	Second Amended and Restated Agreement and Plan of Merger and Reorganization by and among Solar Power, Inc., SPI Energy Co., Ltd. and SPI Merger Sub, Inc. dated October 30, 2015 (incorporated by reference to Exhibit 2.1 of our current report on Form 8-K (file No. 000-50142) filed with the Securities and Exchange Commission on October 30, 2015)

4.33	Purchase Agreement by and between Tiger Capital Fund SPC and SPI Energy Co., Ltd. dated April 24, 2017 (incorporated by reference to Exhibit 4.40 to our Annual Report on Form 20-F for the year ended December 31, 2016, filed with the Securities and Exchange Commission on October 27, 2017)

4.34	Purchase Agreement by and between Qian Kun Prosperous Times Investment Limited and SPI Energy Co., Ltd. dated July 6, 2017 (incorporated by reference to Exhibit 4.41 to our Annual Report on Form 20-F for the year ended December 31, 2016, filed with the Securities and Exchange Commission on October 27, 2017)

4.35	Purchase Agreement by and between Qian Kun Prosperous Times Investment Limited and SPI Energy Co., Ltd. dated October 10, 2017 (incorporated by reference to Exhibit 4.42 to our Annual Report on Form 20-F for the year ended December 31, 2016, filed with the Securities and Exchange Commission on October 27, 2017)

4.36	Purchase Agreement by and between Alpha Assai fund sp of Sunrise SPC and SPI Energy Co., Ltd. dated October 10, 2017 (incorporated by reference to Exhibit 4.43 to our Annual Report on Form 20-F for the year ended December 31, 2016, filed with the Securities and Exchange Commission on October 27, 2017)

4.37	Framework Share Purchase Agreement by and among SPI Energy Co., Ltd., Thelmico Limited, SP ORANGE POWER (CYPRUS) LIMITED, THERMI TANEO Venture Capital Fund and other parties named therein, dated September 20, 2017 (incorporated by reference to Exhibit 4.44 to our Annual Report on Form 20-F for the year ended December 31, 2016, filed with the Securities and Exchange Commission on October 27, 2017)

4.38***	Sale and Purchase Agreement dated August 28, 2018 between SPI Energy Co., Ltd. and Lighting Charm Limited

4.49*	Share Purchase Agreement dated January 15, 2019 between SPI Energy Co., Ltd. and Happy Goal Industries Limited

4.50*	Share Purchase Agreement dated January 15, 2019 between SPI Energy Co., Ltd. and CHEONG Hoong Khoeng

4.51*	Share Purchase Agreement dated January 15, 2019 between SPI Energy Co., Ltd. and LDK New Energy Holding Limited

4.52*	Share Purchase Agreement dated January 15, 2019 between SPI Energy Co., Ltd. and LIM Joo Heng

4.53*	Share Purchase Agreement dated January 15, 2019 between SPI Energy Co., Ltd. and UPC Co., Ltd.

4.54*	Share Purchase Agreement dated March 20, 2019 between SP Orange Power (Cyprus) Limited and Thermi Taneo Venture Capital Fund

8.1***	List of subsidiaries

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 11.1 of our annual report on Form 20-F (file No. 005-78703) filed with the Securities and Exchange Commission on May 17, 2016)

96

12.1**	Certification of the Principal Executive and Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification of Principal Executive Officer and Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Independent Registered Public Accounting Firm—KPMG Huazhen LLP

15.2*	Consent of Independent Registered Public Accounting Firm—Marcum Bernstein & Pinchuk LLP

99.1	Letter from KPMG Huazhen LLP (incorporated by reference to Exhibit 99.1 to our Annual Report on Form 20-F for the year ended December 31, 2017, as amended, filed with the Securities and Exchange Commission on December 11, 2018)

101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Calculation Presentation Document

_____________________

*	Filed herewith

**	Furnished herewith

***	Previously filed

97

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SPI Energy Co., Ltd.

Date: April 30, 2019	By:	/s/ Xiaofeng Peng
Name: Xiaofeng Peng
Title: Chief Executive Officer
(Principal Executive, Financial and Accounting Officer)

98

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of

SPI Energy Co., Ltd.:

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of SPI Energy Co., Ltd. (the “Company”) as of December 31, 2018 and 2017, the related consolidated statements of operations, comprehensive loss, equity (deficit) and cash flows for the years ended December 31, 2018 and 2017, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for the years ended December 31, 2018 and 2017, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As disclosed in Note 2, the Company has a significant working capital deficiency, has incurred significant losses and needs to raise additional funds to meet its obligations and sustain its operations. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Adjustments to Retrospectively Apply the Change in Accounting

We also have audited the adjustments to the 2016 consolidated financial statements to retrospectively apply the change in presentation of the restricted cash on the consolidated statements of cash flows as described in Note 3 (cc), the change in accounting and presentation of discontinued operation as described in Note 4, and the adjustments to reflect the reverse stock splits to all share and net loss per share information as described in Note 22(a). In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review, or apply any procedures to the 2016 financial statements of the Company other than with respect to the adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2016 financial statements taken as a whole.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Beijing, China

April 30, 2019

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

SPI Energy Co., Ltd.:

We have audited, before the effects of the adjustments to retrospectively apply the change in presentation of the consolidated statements of cash flows described in Note 3(cc), the adjustments to retrospectively apply the change in accounting and presentation of discontinued operations described in Note 4, and the adjustments to retrospectively reflect the reverse stock splits to all share and net loss per share information as described in Note 22(a), the accompanying consolidated statements of operations, comprehensive loss, equity (deficit), and cash flows of SPI Energy Co., Ltd. and subsidiaries (the “Group”) for the year ended December 31, 2016 (collectively, the 2016 consolidated financial statements). The 2016 consolidated financial statements before the effects of the adjustments discussed in Note 3(cc), Note 4 and Note 22(a) are not presented herein. The 2016 consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

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

In our opinion, the consolidated financial statements referred to above, before the effects of the adjustments to retrospectively apply the change in presentation of the consolidated statements of cash flows described in Note 3(cc), the adjustments to retrospectively apply the change in accounting and presentation of discontinued operations described in Note 4, and the adjustments to retrospectively reflect the reverse stock splits to all share and net loss per share information as described in Note 22(a), present fairly, in all material respects, the results of the Group’s operations and its cash flows for the year ended December 31, 2016, in conformity with U.S. generally accepted accounting principles.

We were not engaged to audit, review, or apply any procedures to the adjustments to retrospectively apply the change in presentation of the consolidated statements of cash flows described in Note 3(cc), the adjustments to retrospectively apply the change in accounting and presentation of discontinued operation described in Note 4, and the adjustments to retrospectively reflect the reverse stock splits to all share and net loss per share information described in Note 22(a), accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by other auditors.

The 2016 consolidated financial statements have been prepared assuming that the Group will continue as a going concern. The Group has suffered recurring losses from operations and has a working capital deficit and a net capital deficit as of December 31, 2016. In addition, the Group has defaulted repayment of substantial amounts of debts and borrowings.  These factors raise substantial doubt about the Group’s ability to continue as a going concern. The 2016 consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ KPMG Huazhen LLP

Shanghai, China

October 27, 2017

SPI ENERGY CO., LTD.

CONSOLIDATED BALANCE SHEETS

(In thousands, except for share and per share data)

	December 31, 2018	December 31, 2017
ASSETS
Current assets:
Cash and cash equivalents	$4,141	$2,238
Restricted cash	458	36
Accounts receivable, net	27,777	11,951
Notes receivable	526	526
Inventories, net	11,906	15,840
Project assets	24,654	42,211
Prepaid expenses and other current assets, net	4,382	5,983
Amount due from related parties	39	94
Current assets of discontinued operation	–	52,433
Total current assets	73,883	131,312
Intangible assets	1,801	2,305
Goodwill	651	683
Accounts receivable, noncurrent	–	7,100
Other receivable, noncurrent	832	550
Notes receivable, noncurrent	4,297	4,823
Property, plant and equipment, net	21,150	23,392
Project assets, noncurrent	16,368	16,368
Investment in affiliates	69,606	69,606
Deferred tax assets, net	140	290
Noncurrent assets of discontinued operation	–	60,882
Total assets	$188,728	$317,311
LIABILITIES AND EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$16,271	$19,064
Accrued liabilities	16,495	19,860
Income taxes payable	293	67
Advance from customers	25,984	31,122
Short-term borrowings and current portion of long-term borrowings	3,166	5,478
Convertible bonds	41,600	35,000
Amount due to related parties	79	–
Other current liabilities	62,643	62,399
Current liabilities of discontinued operation	–	213,316
Total current liabilities	166,531	386,306
Convertible bonds, noncurrent	13,400	15,785
Long-term borrowings, excluding current portion	6,674	7,445
Deferred tax liabilities, net	515	748
Other noncurrent liabilities	1,538	1,538
Noncurrent liabilities of discontinued operation	–	3,133
Total liabilities	188,658	414,955
Equity (Deficit):
Ordinary shares, par $0.0001, 500,000,000 shares authorized, 7,914,125 and 7,250,672 shares issued and outstanding as of December 31, 2018 and 2017, respectively*	1	1
Additional paid in capital	601,319	489,972
Accumulated other comprehensive loss	(35,115)	(33,874)
Accumulated deficit	(570,126)	(557,844)
Total deficit attributable to the shareholders of SPI Energy Co., Ltd.	(3,921)	(101,745)
Noncontrolling interests	3,991	4,101
Total equity (deficit)	70	(97,644)
Total liabilities and equity (deficit)	$188,728	$317,311

*The shares are presented on a retroactive basis to reflect the Company’s Reserve Stock Splits (Note 22(a))

The accompanying notes are an integral part of these consolidated financial statements.

SPI ENERGY CO., LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except for share and per share data)

	For the Years Ended December 31,
	2018	2017	2016
Net sales:
Net sales	$125,582	$121,520	$114,602
Cost of goods sold:
Cost of goods sold	114,525	111,428	102,147
Provision for losses on contracts	–	–	385
Total cost of goods sold	114,525	111,428	102,532
Gross profit	11,057	10,092	12,070
Operating expenses:
General and administrative	12,225	13,994	13,728
Sales, marketing and customer service	2,285	2,944	3,238
Provision (reverse) for doubtful accounts, notes and other receivables	(501)	1,693	7,106
Impairment charges on goodwill and intangible assets	–	–	66,458
Impairment charges on property, plant and equipment	–	53	38
Impairment charges on project assets	–	687	13,102
Total operating expenses	14,009	19,371	103,670
Operating loss	(2,952)	(9,279)	(91,600)

Other income (expense):
Interest expense	(6,665)	(8,087)	(3,494)
Interest income	320	384	802
Gain on extinguishment of convertible bonds	–	7,121	–
Change in fair value of derivative asset/liability	–	–	(2,328)
Tax Penalty	–	(9,670)	–
Gain on troubled debt restructuring	1,887	–	–
Loss on investment in affiliates	–	(2,214)	(6,296)
Net foreign exchange gain (loss)	1,118	(5,141)	646
Others	487	509	847
Total other expense, net	(2,853)	(17,098)	(9,823)
Loss from continuing operations before income taxes	(5,805)	(26,377)	(101,423)
Income tax expense	332	137	606
Loss from continuing operations including noncontrolling interests	$(6,137)	$(26,514)	$(102,029)
Loss from discontinued operations, net of tax	(6,122)	(64,445)	(118,939)
Net loss including noncontrolling interests	$(12,259)	$(90,959)	$(220,968)
Less: Net income (loss) attributable to noncontrolling interests from continuing operations	31	168	(333)
Less: Net income (loss) attributable to noncontrolling interests from discontinued operations	(8)	(47)	61
Net loss attributable to shareholders of SPI Energy Co., Ltd. from continuing operations	(6,168)	(26,682)	(101,696)
Net loss attributable to shareholders of SPI Energy Co., Ltd. from discontinued operations	(6,114)	(64,398)	(119,000)
Net loss attributable to shareholders of SPI Energy Co., Ltd.	$(12,282)	$(91,080)	$(220,696)
Net loss from continuing operations per ordinary share:
Basic and Diluted	$(0.9)	$(4)	$(16)
Net loss from discontinued operations per ordinary share:
Basic and Diluted	$(0.8)	$(9)	$(18)
Weighted average shares outstanding*
Basic and Diluted	7,262,023	6,826,633	6,415,616

*The shares are presented on a retroactive basis to reflect the Company’s Reverse Stock Splits (Note 22(a)).

The accompanying notes are an integral part of these consolidated financial statements.

SPI ENERGY CO., LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In thousands)

	For the Years Ended December 31,
	2018	2017	2016
Loss from continuing operations including noncontrolling interests	$(6,137)	$(26,514)	$(102,029)
Loss from and on sale of discontinued operations, net of tax	(6,122)	(64,445)	(118,939)
Net loss including noncontrolling interests	(12,259)	(90,959)	(220,968)
Other comprehensive loss, net of tax of nil:
Foreign currency translation losses arising during the year	(1,381)	(1,196)	(16,227)
Total comprehensive loss including noncontrolling interests	(13,640)	(92,155)	(237,195)
Comprehensive income(loss) attributable to noncontrolling interests	(117)	55	(264)
Comprehensive loss attributable to shareholders of SPI Energy Co., Ltd.	$(13,523)	$(92,210)	$(236,931)

The accompanying notes are an integral part of these consolidated financial statements.

SPIENERGY CO., LTD.

CONSOLIDATED STATEMENTS OF EQUITY (DEFICIT)

(In thousands, except for share and per share data)

	Ordinary Shares		Additional Paid- In	Accumulated	Accumulated Other Comprehensive	Equity (deficit) Attributable to Shareholders of SPI Energy	Noncontrolling	Total Equity
	Shares*	Amount	Capital	Deficit	Loss	Co., Ltd.	Interests	(Deficit)
Balances at December 31, 2015	6,390,652	$1	$475,555	$(246,068)	$(16,509)	$212,979	$3,579	$216,558
Net loss	–	–	–	(220,696)	–	(220,696)	(272)	(220,968)
Foreign currency translation losses	–	–	–	–	(16,235)	(16,235)	8	(16,227)
Capital contribution from noncontrolling interest	–	–	–	–	–	–	731	731
Issuance of ordinary shares	25,000	–	5,000	–	–	5,000	–	5,000
Exercise of share options	1,000	–	49	–	–	49	–	49
Share-based compensation expense	–	–	1,929	–	–	1,929	–	1,929
Balances at December 31, 2016	6,416,652	$1	$482,533	$(466,764)	$(32,744)	$(16,974)	$4,046	$(12,928)
Net loss	–	–	–	(91,080)	–	(91,080)	121	(90,959)
Foreign currency translation losses	–	–	–	–	(1,130)	(1,130)	(66)	(1,196)
Issuance of ordinary shares	834,020	–	6,641	–	–	6,641	–	6,641
Share-based compensation expense	–	–	798	–	–	798	–	798
Balances at December 31, 2017	7,250,672	$1	$489,972	$(557,844)	$(33,874)	$(101,745)	$4,101	$(97,644)
Net loss	–	–	–	(12,282)	–	(12,282)	23	(12,259)
Foreign currency translation losses	–	–	–	–	(1,241)	(1,241)	(140)	(1,381)
Disposition of SPI China (HK) Limited	–	–	107,867	–	–	107,867	7	107,874
Option granted in disposition	–	–	1,260	–	–	1,260	–	1,260
Forgiveness of receivable from SPI China (HK) Limited	–	–	(536)	–	–	(536)	–	(536)
Share-based compensation expense	663,460	–	2,756	–	–	2,756	–	2,756
Reverse stock split rounding shares	(7)	–	–	–	–	–	–	–
Balances at December 31, 2018	7,914,125	$1	$601,319	$(570,126)	$(35,115)	$(3,921)	$3,991	$70

*The shares are presented on a retroactive basis to reflect the Company’s Reserve Stock Splits (Note 22(a)).

SPI ENERGY CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	December 31, 2018	December 31, 2017	December 31, 2016
Cash flows from operating activities:
Net loss from continuing operations	$(6,137)	$(26,514)	$(102,029)
Net loss from discontinued operations	(6,122)	(64,445)	(118,939)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	1,204	1,159	3,972
Amortization	300	302	467
Provision for inventory	–	366	146
Provision (reverse) for doubtful accounts and notes	(501)	1,693	7,106
Impairment charges on intangible assets	–	–	1,235
Impairment charges on goodwill	–	–	65,223
Impairment charges on property, plant and equipment	–	53	38
Impairment charges on project assets	–	687	13,102
Loss on investment in affiliates	–	2,214	6,296
Share-based compensation expense	2,726	1,174	1,301
Gain on extinguishment of convertible bonds	–	(7,121)	–
Gain on troubled debt restructuring	(1,887)	–	–
Tax penalty	–	9,670	–
Amortization of debt discount on convertible bonds	1,910	2,906	–
Change in fair value of derivative assets/liability	–	–	2,328
Change in deferred taxes	(83)	(247)	(380)
Provision for losses on contracts	–	–	385
Non-cash interest expense	–	–	1,518
Operating income from solar system subject to financing obligation	–	–	(1,419)
Changes in operating assets and liabilities
Accounts receivable	(13,898)	(8,974)	4,442
Other receivable, noncurrent	–	–	(658)
Amount due from related parties	(451)	(470)	–
Notes receivable	526	525	525
Costs and estimated earnings in excess of billings on uncompleted contracts	–	266	(266)
Project assets	17,834	(3,957)	8,573
Inventories	2,876	(6,733)	3,904
Prepaid expenses and other assets	906	164	(1,238)
Accounts payable	3,353	(297)	2,461
Advances from customers	(5,092)	13,700	(459)
Income taxes payable	226	(146)	(211)
Accrued liabilities and other liabilities	3,960	5,207	1,380
Amount due to related parties	79	–	–
Net cash provided by (used in) operating activities, continuing operations	7,851	(14,373)	17,742
Net cash provided by (used in) operating activities, discontinued operations	159	2,733	(90,712)

Cash flows from investing activities:
Proceeds from repayment of interest bearing receivables	–	–	1,000
Proceeds from disposal of investment in affiliates	–	–	5,440
Acquisitions of property, plant and equipment	(95)	(298)	(9,301)
Proceeds from disposal of property, plant and equipment	6	–	–
Acquisitions of subsidiaries, net of cash acquired	–	43	(2,254)
Decrease of cash due to deconsolidation of Sinsin (Note 6)	–	(2,679)	–
Decrease of cash due to disposition of SPI China (HK) Limited (Note 4)	(3,257)
Net cash used in investing activities, continuing operations	(3,346)	(2,934)	(5,115)
Net cash used in investing activities, discontinued operations	(418)	(352)	(8,002)

Cash flows from financing activities:
Proceeds from issuance of ordinary shares	–	5,760	5,049
Proceeds from line of credit and loans payable	66,169	31,925	32,592
Repayments of line of credit and loans payable	(67,754)	(29,401)	(28,216)
Net cash generated from (used in) financing activities, continuing operations	(1,585)	8,284	9,425
Net cash used in financing activities, discontinued operations	(2,145)	(2,488)	(75,436)

Effect of exchange rate changes on cash	453	(477)	20

Increase (Decrease) in cash, cash equivalents and restricted cash	969	(9,607)	(152,078)
Cash, cash equivalents and restricted cash at beginning of year	3,630	13,237	165,315

Cash, cash equivalents and restricted cash at end of year	4,599	3,630	13,237

Less: cash, cash equivalents and restricted cash of discontinued operations at end of year	–	(1,356)	(8,501)
Cash, cash equivalents and restricted cash at end of year for continuing operations	$4,599	$2,274	$4,736

Reconciliation of cash, cash equivalents, and restricted cash to the consolidated balance sheets
Cash and cash equivalents	$4,141	$2,238	$2,024
Restricted cash	458	36	2,712
Total cash, cash equivalents, and restricted cash	$4,599	$2,274	$4,736

Supplemental cash flow information:
Interest paid	$725	$566	$243
Income tax paid	$–	$347	$–
Non-cash activities:
Netting off balance due to/from third party	$5,003	$6,917	$–
Interest capitalized to project assets	$292	$1,607	$–
Loss on forgiveness of debt due from SPI China (HK) Limited (Note 4)	$536	$–	$–
Options issued to shareholder during disposition of SPI China (HK) Limited (Note 4)	$1,260	$–	$–
Disposition of SPI China (HK) Limited (Note 4)	$107,867	$–	$–
Derecognition of Project Aerojet	$–	754	–

The accompanying notes are an integral part of these consolidated financial statements.

SPI ENERGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US$ thousands, except share and per share data)

1.	Description of Business and Organization

Description of Business

SPI Energy Co., Ltd. (“SPI Energy” or the “Company”), its subsidiaries and consolidated variable interest entities (“VIEs”) (collectively the “Group”) is a provider of photovoltaic (“PV”) solutions for business, residential, government and utility customers and investors. The Group develops solar PV projects which are either sold to third party operators or owned and operated by the Group for selling of electricity to the grid in multiple countries in Asia, North America and Europe. In Australia, the Group primarily sells solar PV components to retail customers and solar project developers.

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

The major subsidiaries of the Company as of December 31, 2018 are summarized as below:

Major Subsidiaries	Abbreviation	Location
SPI Renewables Energy (Luxembourg) Private Limited Company S.a.r.l. (formerly known as CECEP Solar Energy (Luxembourg) Private Limited Company (S.a.r.l.)) and Italsolar S.r.l.	CECEP	Luxembourg, Italy
Solar Juice Pty Ltd.	Solar Juice	Australia
Solar Juice USA Inc.	Solar Juice US	United States
Solar Juice (HK) Limited	Solar Juice HK	Hong Kong
SPI Solar Japan G.K.	SPI Japan	Japan
Solar Power Inc UK Service Limited	SPI UK	United Kingdom
SPI Solar, Inc.	SPI US	United States
Heliostixio S.A.	Heliostixio	Greece

On January 1, 2017, the Group deconsolidated one of the major subsidiaries, Sinsin Renewable Investment Limited (“Sinsin”) due to loss of control (see Note 6 Deconsolidation of Sinsin).

On December 13, 2017, the Group acquired 100% equity interest of Heliostixio S.A. (“Heliostixio”) (see Note 5 Business Acquisitions).

On April 17, 2018, the Group established Solar Juice USA Inc. for sales of bitcoin mining equipment and hosting service business.

On December 10, 2018, the Group disposed SPI China (HK) Limited (“SPI China”), which holds all of the Group’s assets and liabilities related to its business in China, including engineering, procurement and construction (“EPC”) business, PV projects, Internet finance lease related business and E-commence in China, to Lighting Charm Limited (“Lighting Charm”), an affiliate of Ms. Shan Zhou, the spouse of Xiaofeng Peng, the Group’s Chairman of the Board of Directors and Chief Executive Officer (see Note 4 Disposition of SPI China). The Group effected an internal restructuring following which SPI China would only hold the Group’s subsidiaries in China, and all the other subsidiaries outside of China would be transferred to the Group (the “restructuring”). As of December 10, 2018, the restructuring was completed and the disposal transaction was closed (see Note 4 Disposition of SPI China).

Variable Interest Entities

The Group operated its on-line fund raising and leasing business and its on-line solar products trading through Shanghai Meijv Network Technology Co., Ltd. (“Meijv”) and Lv Neng Tao E-Commerce (Suzhou) Co., Ltd. (“Lv Neng Tao”) (collectively referred to as the “VIEs”) respectively. Both Meijv and Lv Neng Tao were limited liability companies established in the PRC and held the requisite licenses and permits necessary to conduct the on-line businesses, which were restricted from foreign investment in accordance with the relevant PRC laws and regulations. Meijv was established by Shanghai Youying E-commerce Co., Ltd. (“Youying”) on June 12, 2015. Lv Neng Tao was established on June 17, 2015 by Mr. Min Xiahou, the former deputy chairman of the Company’s board of directors, Mr. Minghua Zhao, a former director of the Group and Mr. Tairan Guo, the Group’s former Chief Financial Officer. These individuals acted as nominee equity holders of Lv Neng Tao on behalf of the Company. OnMarch 17, 2016, Meijv entered into a series of contractual arrangements with Yanhua Network Technology (Shanghai) Co., Ltd.Y (“Yanhua Network”) and Youying, including exclusive call option agreement, proxy voting agreement, exclusive business cooperation agreement and equity interest pledge agreement (collectively, the “Meijv VIE Agreements”). On January 1, 2016, Lv Neng Tao entered into a series of contractual arrangements with Yanhua Network and its legal shareholders, including exclusive call option agreement, proxy voting agreement, exclusive business cooperation agreement and equity interest pledge agreement (collectively, the “Lv Neng Tao VIE Agreements”, and together with Meijv VIE Agreements, the “VIE Agreements”).

Pursuant to the VIE Agreements, Youying and Lv Neng Tao’s legal shareholders had granted all of their legal rights in Meijv and LvNeng Tao, respectively, including voting rights and deposition rights, to Yanhua Network. As a result, Youying and Lv Neng Tao’s legal shareholders did not have the direct or indirect ability through voting rights or similar rights to make decision about the activities of Meijv and Lv Neng Tao, respectively, that had a significant effect on the success of Meijv and Lv Neng Tao. The Company, through Yanhua Network, had obtained a financial controlling interest of Meijv and Lv Neng Tao which enable it to have(1) the power to direct the activities that most significantly affected the economic performance of Meijv and Lv Neng Tao, and (2) the right to receive benefits or have the obligation to absorb losses and to receive the expected residual return of Meijv and Lv Neng Tao that could potentially be significant to Meijv and Lv Neng Tao. Accordingly, the Company, through Yanhua Network, was considered the primary beneficiary of Meijv and Lv Neng Tao. As such, the financial results of Meijv and Lv Neng Tao were included in the Company’s consolidated financial statements as of December 31, 2017 and 2016, and December 10, 2018. Prior to the signing of Meijv VIE Agreements on March 17, 2016 and Lv Neng Tao VIE Agreements on January 2016, Meijv and Lv Neng Tao had not carried out any business except for the holding the business licenses and permits necessary to conduct the on-line businesses in the PRC. With the disposition of SPI China, all VIEs were disposed as of December 10, 2018 (see Note 4 Disposition of SPI China).

2.	Going Concern

The Group has suffered recurring losses from operations. The Group has incurred a net loss of $6,137 from continuing operations during the year ended December 31, 2018. As of December 31, 2018, the Group had a working capital deficit of $92,648 and accumulated deficit of $570,126. Additionally, as of December 31, 2018, $41,600 of convertible bonds was due within one year.

These and other factors disclosed in these financial statements raise substantial doubt as to the Group’s ability to continue as a going concern. Management believes that it has developed a liquidity plan, as summarized below, that, if executed successfully, will provide sufficient liquidity to meet the Group’s obligations for a reasonable period of time.

Equity financing

The Group is actively seeking additional capital in the form of equity financing. As of April 14, 2019, the Group completed a private placement of $7,656 by issuing 6,600,000 ordinary shares. Net proceeds from the above transaction are intended to be used for expansion of the Company's global PV project activities and general corporate purposes. The Group plans to seek additional funds through equity financing.

Working Capital management

The Group sold several PV projects in Japan and United States, and is actively negotiating with the buyers to mobilize the cash collection. In addition, the Group has intention to sell the PV projects in Italy which are indeed with good value and return. The sales of these projects will expect to bring in significant amount of cash to the Group to improve liquidity and capital to reinvest into new solar projects. Except for the new PV projects in Greece and US to be acquired, the Group has been closely monitoring the Group’s capital spending level until liquidity position has improved. These initiatives aim at preserving cash and generating operating cash flows to enable the Group to repay the borrowings and accounts payable.

Cost Saving Measures

The Group has implemented certain measures with an aim to reduce its operating costs in 2018. Such measures include: 1) strictly controlling and reducing business, marketing and advertising expenses in United States and Australia; 2) relocating certain offices in United States and United Kingdom to save office rental; and 3) lowering the remuneration of the Group’s management team. The Group would continue to implement these measures in 2019 to maintain the expenditure level.

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

3.	Summary of Significant Accounting Policies

(a)	Basis of Presentation

The accompanying consolidated financial statements of the Group are prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The realization of assets and the satisfaction of liabilities in the normal course of business are dependent on, among other things, the Group’s ability to operate profitably, to generate cash flows from operations, and to pursue financing arrangements to support its working capital requirements.

(b)	Principles of Consolidation

The consolidated financial statements include the financial statements of the Company, and its subsidiaries. All material inter-company transactions and balances have been eliminated upon consolidation. For consolidated subsidiaries where the Company’s ownership in the subsidiary is less than 100%, the equity interest not held by the Group is shown as noncontrolling interests. The Company accounts for investments over which it has significant influence but not a controlling financial interest using the equity method of accounting. The Company deconsolidates a subsidiary when the Company ceases to have a controlling financial interest in the subsidiary. When control is lost, the parent-subsidiary relationship no longer exists and the parent derecognizes the assets and liabilities of the subsidiary.

(c)	Comparability and Reclassification Adjustment

The Company has reclassified certain comparative balances in the consolidated balance sheet as of December 31, 2017 and certain comparative amounts in the consolidated statements of operations for the years ended December 31, 2017 and 2016 to conform to the current year’s presentation. The assets and liabilities of the discontinued operations have been classified as current asset of discontinued operation and noncurrent assets of discontinued operation, current liabilities of discontinued operation and noncurrent liabilities of discontinued operation in the consolidated balance sheet as of December 31, 2017. The results of discontinued operations for the years ended December 31, 2018, 2017 and 2016 have been reflected separately in the consolidated statement of operations as a single line item for all periods presented in accordance with U.S. GAAP. Cash flows from discontinued operations of the three categories for the years ended December 31, 2018, 2017 and 2016 were separately presented in the consolidated statements of cash flows for all periods presented in accordance with U.S. GAAP.

(d)	Use of Estimates

The preparation of the financial statements in conformity with U.S. GAAP requires the Group to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant accounting estimates reflected in the Company’s consolidated financial statements include the allowance made for doubtful accounts receivable and other receivable, inventory write-downs, the estimated useful lives of long-lived assets, the impairment of goodwill, long-lived assets and project assets, fair value of derivative liability, valuation allowance of deferred tax assets, accrued warranty expenses, cost-based input methods for revenue recognition, the grant-date fair value of share-based compensation awards and related forfeiture rates, and fair value of financial instruments and assumptions related to the consolidation of entities in which the Company holds variable interests. Changes in facts and circumstances may result in revised estimates. The current economic environment has increased the degree of uncertainty inherent in those estimates and assumptions.

(e)	Foreign Currency Translation and Foreign Currency Risk

The functional currency of the Company and subsidiaries located in the United States is the United States dollar (“US$” or “$”). The functional currency of the Company’s subsidiaries located in the PRC, Europe, United Kingdom, Japan and Australia are Renminbi (“RMB”), EURO (“EUR”), British Pounds(“GBP”), Japanese Yen (“JPY”) and Australia Dollar (“AUD”), respectively. Transactions denominated in foreign currencies are re-measured into the functional currency at the rates of exchange prevailing when the transactions occur. Monetary assets and liabilities denominated in foreign currencies are re-measured into the functional currency at rates of exchange in effect at the balance sheet dates. Exchange gains and losses are included in the consolidated statements of operations.

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

(f)	Fair Value of Financial Instruments

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

(g)	Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, cash accounts, interest bearing savings accounts and all highly liquid investments with original maturities of three months or less, and which are unrestricted as to withdrawal and use. There were no cash equivalents as of December 31, 2018 and 2017.

(h)	Restricted Cash

Restricted cash represent bank deposits with designated use, which cannot be withdraw without certain approval or notice. Restricted cash, which matures twelve months after the balance sheet date, is classified as noncurrent assets in the consolidated balance sheets.

(i)	Accounts Receivable, net

The Group grants open credit terms to credit-worthy customers. Accounts receivable are primarily related to the Group's sales of pre-development solar projects and sales of PV components. For pre-development sales contracts, the payment is typically due in installments over the contract term, which are both before and after the performance by the Company. Payment for sales of PV components and electricity revenue with power purchase agreements (“PPAs”) are typically due in full within 30 to 90 days of shipping of the products or the start of the contract term.

The Group maintains allowances for doubtful accounts. The Group regularly monitors and assesses the risk of not collecting amounts owed by customers. This evaluation is based upon a variety of factors, including an analysis of amounts current and past due along with relevant history and facts particular to the customer. The Group does not have any off-balance-sheet credit exposure related to its customers. Contractually, the Group may charge interest for extended payment terms and require collateral.

(j)	Notes Receivable

Notes receivable was a 12-year interest-bearing promissory note issued by an EPC customer in 2015. The promissory note carries interests at 6% per annum and is settled by pre-determined installments. Installment payments that fall due within 12 months and over 12 months after the balance sheet date are classified as current assets and noncurrent assets respectively on the consolidated balance sheet. As of December 31, 2018, and 2017, no allowance was made against the notes receivable.

(k)	Inventories, net

Inventories are carried at the lower of cost or market, determined by the weighted average cost method. Provisions are made for obsolete or slow-moving inventories based on management estimates. Inventories are written down based on the difference between the cost of inventories and the market value based upon estimates about future demand from customers, specific customer requirements on certain projects and other factors. Inventory provision charges establish a new cost basis for inventory that subsequently cannot be marked up based on changes in underlying facts and circumstances.

(l)	Project Assets

The Group acquires or constructs PV solar power systems (“solar system”) that are (i) held for development and sale or (ii) held for the Group’s own use to generate income or return from the use of the solar systems. Solar systems are classified as either held for development and sale within “project assets” or as held for use within “property, plant and equipment” based on the Group’s intended use of solar systems. The Group determines the intended use of the solar systems upon acquisition or commencement of project construction.

Classification of the solar systems affects the accounting and presentation in the consolidated financial statements. Transactions related to the solar systems held for development and sale within “project assets” are classified as operating activities in the consolidated statements of cash flows and reported as sales and costs of goods sold in the consolidated statements of operations upon the sale of the solar systems and fulfillment of the relevant recognition criteria. Incidental electricity income generated from the solar systems held for development and sale prior to the sale of the projects is recorded in other operating income in the consolidated statement of operations. The solar systems held for use within “property, plant and equipment”, are used by the Group in its operations to generate income or a return from the use of the assets. Income generated from the solar systems held for use are included in net sales in the consolidated statement of operations. The costs to construct solar systems intended to be held for own use are capitalized and reported within property, plant and equipment on the consolidated balance sheets and are presented as cash outflows from investing activities in the consolidated statements of cash flows. The proceeds from disposal of solar systems classified as held for own use are presented as cash inflows from investing activities within the consolidated statements of cash flows. A net gain or loss upon the disposal of solar systems classified as held for own use is reported in other operating income or expense in the consolidated statement of operation.

Solar systems costs consist primarily of capitalizable costs for items such as permits and licenses, acquired land or land use rights, and work-in-process. Work-in-process includes materials and modules, construction, installation and labor, capitalized interests and other capitalizable costs incurred to construct the PV solar power systems.

The solar systems held for development and sale, named as “project assets”, are reported as current assets on the consolidated balance sheets when upon completion of the construction of the solar systems, the Group initiates a plan to actively market the project assets for immediate sale in their present condition to potential third party buyers subject to terms that are usual and customary for sales of these types assets and it is probable that the project assets will be sold within one year. Otherwise, the project assets are reported as noncurrent assets. No depreciation expense is recognized while the project assets are under construction or classified as held for sale.

For solar systems held for development and sale, named as “project assets”, the Group considers a project commercially viable if it is anticipated to be sold for a profit once it is either fully developed or fully constructed. The Group also considers a partially developed or partially constructed project commercially viable if the anticipated selling price is higher than the carrying value of the related project assets plus the estimated cost to completion. The Group considers a number of factors, including changes in environmental, ecological, permitting, market pricing or regulatory conditions that affect the project. Such changes may cause the cost of the project to increase or the selling price of the project to decrease. The Group records an impairment loss of the project asset to the extent the carrying value exceed its estimated recoverable amount. The recoverable amount is estimated based on the anticipated sales proceeds reduced by estimated cost to complete such sales.

(m)	Property, Plant and Equipment

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

Plant and machinery	5 or 6.67 years
Furniture, fixtures and equipment	3 or 5 years
Computers	3 or 5 years
Automobile	3 or 5 years
Leasehold improvements	The shorter of the estimated life or the lease term
PV solar system	17, 20, 25 or 27 years

(n)	Intangible Assets other than Goodwill

Intangible assets consist of customer relationships and patents. Amortization is recorded on the straight-line method based on the estimated useful lives of the assets.

(o)	Impairment of Long-lived Assets

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

(p)	Goodwill

Goodwill is an asset representing the future economic benefits arising from other assets acquired in a business combination that are not individually identified and separately recognized. The Group performed impairment analysis on goodwill annually with a qualitative assessment, or starting with the quantitative assessment instead. The quantitative goodwill impairment test compares the fair values of each reporting unit to its carrying amount, including goodwill. A reporting unit constitutes a business for which discrete profit and loss financial information is available. The fair value of each reporting unit is established using a combination of expected present value of future cash flows. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss shall be recognized in an amount equal to that excess, limited to the total amount of goodwill allocated to that reporting unit.

Determining when to test for impairment, the Group’s reporting units, the fair value of a reporting unit and the fair value of assets and liabilities within a reporting unit, requires judgment and involves the use of significant estimates and assumptions. These estimates and assumptions include revenue growth rates and operating margins used to calculate projected future cash flows, risk-adjusted discount rates, future economic and market conditions and determination of appropriate market comparable. The Group bases fair value estimates on assumptions it believes to be reasonable but that are unpredictable and inherently uncertain.

Significant changes in the economic characteristics of components or reorganization of an entity’s reporting structure can sometimes result in a re-assessment of the affected operating segment and its components to determine whether reporting units need to be redefined where the components are no longer economically similar.

Future changes in the judgments and estimates underlying the Group’s analysis of goodwill for possible impairment, including expected future cash flows and discount rate, could result in a significantly different estimate of the fair value of the reporting units and could result in additional impairment of goodwill.

(q)	Product Warranties

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

During the quarter ended September 30, 2007 and continuing through the fourth quarter of 2010, the Group installed own manufactured solar panels and accrued warranty based on the Group’s own historical data. Since 2011, due to the absence of historical material warranty claims and identical warranty terms, the Group has not recorded any additional warranty provision relating to solar energy systems sold. PV construction contracts entered into during the recent years included provisions under which the Group agreed to provide warranties to the customers. The warranty the Group offers to its customers is identical to the warranty offered to the Group by its suppliers, therefore, the Group passes on all potential warranty exposure and claims, if any, with respect systems sold by the Group to its suppliers.

(r)	Income Taxes

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

The Company recognizes in the consolidated financial statements the impact of a tax position, if that position is more likely than not of being sustained upon examination, based on the technical merits of the position. In evaluating whether a tax position has met the more-likely-than-not recognition threshold, management presumes that the position will be examined by the appropriate taxing authority that has full knowledge of all relevant information. In addition, a tax position that meets the more-likely-than-not recognition threshold is measured to determine the amount of benefit to be recognized in the financial statements. The tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon settlement. The Group’s tax liability associated with unrecognized tax benefits is adjusted periodically due to changing circumstances, such as the progress of the tax audits, case law developments and new or emerging legislation. Such adjustments are recognized entirely in the period in which they are identified. The Group records interest and penalties related to an uncertain tax position, if and when required, as part of income tax expense in the consolidated statements of operations. No reserve for uncertainty tax position was recorded by the Group for the years ended December 31, 2018, 2017 and 2016. The Group does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months. The Group is not currently under examination by an income tax authority, nor has been notified that an examination is contemplated.

(s)	Revenue Recognition

On January 1, 2018, the Group adopted Accounting Standards Codification (“ASC”) No. 606, “Revenue from Contracts with Customers” (“ASC 606” or “Topic 606”) and applied the modified retrospective method to all contracts that were not completed as of January 1, 2018. Results for reporting periods beginning after January 1, 2018 are presented under Topic 606, while prior period amounts are not adjusted and continue to be reported in accordance with the Group’s historical accounting practices under ASC Topic 605 “Revenue Recognition”.

The Group has determined that the impact of the transition to the new standard is immaterial to the Group’s revenue recognition model. Accordingly, the Group has not made any adjustment to opening retained earnings.

The Group’s accounting practices under ASC Topic 606 are as followings:

The Company generates revenue from sales of PV components, electricity revenue with PPAs, sales of PV project assets, providing EPC services, providing financial services, bitcoin mining equipment sales and hosting service, and sales of pre-development solar projects.

Sale of PV components

Revenue on sale of PV components is recognized at a point in time following the transfer of control of such products to the customer, which typically occurs upon shipment or acceptance of the customer depending on the terms of the underlying contracts.

Electricity revenue with PPAs

The Group sells energy generated by PV solar power systems under PPAs. For energy sold under PPAs, the Group recognizes revenue each period based on the volume of energy delivered to the customer (i.e., the PPAs off-taker) and the price stated in the PPAs. The Group has determined that none of the PPAs contains a lease since (i) the purchaser does not have the rights to operate the PV solar power systems, (ii) the purchaser does not have the rights to control physical access to the PV solar power systems, and (iii) the price that the purchaser pays is at a fixed price per unit of output.

Sale of PV project asset

The Group’s sales arrangements for PV projects do not contain any forms of continuing involvement that may affect the revenue or profit recognition of the transactions, nor any variable considerations for energy performance guarantees, minimum electricity end subscription commitments. The Group therefore determined its single performance obligation to the customer is the sale of a completed solar project. The Group recognizes revenue for sales of solar projects at a point in time after the solar project has been grid connected and the customer obtains control of the solar project.

EPC services

The Group generally recognizes revenue for EPC services over time as our performance creates or enhances an energy generation asset controlled by the customer. Furthermore, the EPC services represents a single performance obligation for the development and construction of a single generation asset. For such construction service arrangements, the Group recognizes revenue using cost based input methods, which recognize revenue and gross profit as work is performed based on the relationship between actual costs incurred compared to the total estimated costs of the contract, after consideration of our customers’ commitment to perform its obligations under the contract, which is typically measured through the receipt of cash deposits or other forms of financial security issued by creditworthy financial institutions or parent entities.

In applying cost based input methods of revenue recognition, the Group uses the actual costs incurred relative to the total estimated costs to determine our progress towards contract completion and to calculate the corresponding amount of revenue and gross profit to recognize. Cost based input methods of revenue recognition are considered a faithful depiction of our efforts to satisfy long-term construction contracts and therefore reflect the transfer of goods to a customer under such contracts. Costs incurred that do not contribute to satisfying our performance obligations (“inefficient costs”) are excluded from our input methods of revenue recognition as the amounts are not reflective of our transferring control of the system to the customer. Costs incurred towards contract completion may include costs associated with solar modules, direct materials, labor, subcontractors, and other indirect costs related to contract performance. The Group recognizes solar module and direct material costs as incurred when such items have been installed in a system.

Cost based input methods of revenue recognition require us to make estimates of net contract revenues and costs to complete our projects. In making such estimates, significant judgment is required to evaluate assumptions related to the amount of net contract revenues, including the impact of any performance incentives, liquidated damages, and other payments to customers. Significant judgment is also required to evaluate assumptions related to the costs to complete our projects, including materials, labor, contingencies, and other system costs. If the estimated total costs on any contract, including any inefficient costs, are greater than the net contract revenues, the Group recognizes the entire estimated loss in the period the loss becomes known. The cumulative effect of revisions to estimates related to net contract revenues or costs to complete contracts are recorded in the period in which the revisions to estimates are identified and the amounts can be reasonably estimated. The effect of the changes on future periods are recognized as if the revised estimates had been used since revenue was initially recognized under the contract. Such revisions could occur in any reporting period, and the effects may be material depending on the size of the contracts or the changes in estimates.

Finance Services Revenue

Financial services revenue is recorded associated with finance leases. The Group records a finance lease receivable and de-recognizes the leased equipment at lease inception. The finance lease receivable is recorded at the aggregate future minimum lease payments, estimated unguaranteed residual value of the leased equipment less unearned income. Residual values, which are reviewed periodically, represent the estimated amount expected to receive at lease termination from the disposition of the leased equipment. Actual residual values realized could differ from these estimates. The unearned income is recognized in Net sales-financial service revenue in the consolidated statements of operations over the lease term, in a manner that produces a constant rate of return on the lease. Since 2017, the third-party developers defaulted the payment which indicated that the collectability is not reasonably assured. Accordingly, the Group recognizes financial service revenue only when received cash payment from lessees. The financial services revenue was all from the discontinued operation.

Bitcoin mining equipment sales and hosting service

Revenue on sale of bitcoin mining equipment is recognized at a point in time following the transfer of control of such products to the customer, which typically occurs upon delivery of the products to the hosting site or receipt place assigned by the customer, installed and set up the products. Revenue for hosting service is recognized over time as services are performed and based on the output method related to the time incurred during the service period.

Sales of pre-development solar projects

For sales of pre-development solar projects in which the Group transfers 100% of the membership interest in solar projects to a customer, the Group recognizes all of the revenue for the consideration received at a point in time when the membership interest was transferred to the customer, which typically occurs when the Group delivered the membership interest assignment agreement to the customer.

The contract arrangements may contain provisions that can either increase or decrease the transaction price. These variable amounts generally are resolved upon achievement of certain performance or upon occurrence of certain price reduction conditions. Variable consideration is estimated at each measurement date at its most likely amount to the extent that it is probable that a significant reversal of cumulative revenue recognized will not occur and true-ups are applied prospectively as such estimates change.

Changes in estimates for sales of pre-development solar projects occur for a variety of reasons, including but not limited to (i) EPC construction plan accelerations or delays, (ii) product cost forecast changes, (iii) change orders, or (iv) occurrence of purchase price reduction conditions. The cumulative effect of revisions to transaction prices are recorded in the period in which the revisions to estimates are identified and the amounts can be reasonably estimated.

Disaggregation of revenues

The following table illustrates the disaggregation of revenue by revenue stream and by timing of revenue recognition from continuing operations for the years ended December 31, 2018, 2017 and 2016:

By revenue stream	For the year ended December 31, 2018
Continuing operations	Sales of PV components	Electricity revenue with PPAs	Sales of PV project asset	Bitcoin mining equipment sales and hosting service	Sales of pre- development solar projects	Others	Total
Australia	$90,067	$–	$–	$–	$–	$1,314	$91,381
Japan	1,605	–	10,809	–	–	23	12,437
Italy	–	1,733	–	–	–	–	1,733
United States	1,875	–	–	1,052	15,794	–	18,721
United Kingdom	–	932	–	–	–	–	932
Greece	–	378	–	–	–	–	378
Total	$93,547	$3,043	$10,809	$1,052	$15,794	$1,337	$125,582

By revenue stream	For the year ended December 31, 2017
Continuing operations	Sales of PV components	Electricity revenue with PPAs	Sales of PV project asset	Bitcoin mining equipment sales and hosting service	Sales of pre- development solar projects	Others	Total
Australia	$111,284	$–	$–	$–	$–	$890	$112,174
Japan	511	–	–	–	–	–	511
Italy	–	1,932	–	–	–	–	1,932
United States	–	–	–	–	–	–	–
United Kingdom	–	861	6,042	–	–	–	6,903
Greece	–	–	–	–	–	–	–
Total	$111,795	$2,793	$6,042	$–	$–	$890	$121,520

By revenue stream	For the year ended December 31, 2016
Continuing operations	Sales of PV components	Electricity revenue with PPAs	Sales of PV project asset	Bitcoin mining equipment sales and hosting service	Sales of pre- development solar projects	Others	Total
Australia	$81,241	$–	$–	$–	$–	$–	$81,241
Japan	286	–	12,353	–	–	254	12,893
Italy	–	1,740	–	–	–	–	1,740
United States	2,771	1,626	2,075	–	–	150	6,622
United Kingdom	–	208	486	–	–	–	694
Greece	–	8,737	–	–	–	–	8,737
Germany	2,179	–	–	–	–	496	2,675
Total	$86,477	$12,311	$14,914	$–	$–	$900	$114,602

By timing of revenue recognition	For the year ended December 31, 2018
Continuing operations	Sales of PV components	Electricity revenue with PPAs	Sales of PV project asset	Bitcoin mining equipment sales and hosting service	Sales of pre- development solar projects	Others	Total
Goods transferred at a point in time	$93,547	$3,043	$10,809	$681	$15,794	$1,337	$125,211
Service transferred over time	–	–	–	371	–	–	371
Total	$93,547	$3,043	$10,809	$1,052	$15,794	$1,337	$125,582

By timing of revenue recognition	For the year ended December 31, 2017
Continuing operations	Sales of PV components	Electricity revenue with PPAs	Sales of PV project asset	Bitcoin mining equipment sales and hosting service	Sales of pre- development solar projects	Others	Total
Goods transferred at a point in time	$111,795	$2,793	$6,042	$–	$–	$890	$121,520
Service transferred over time	–	–	–	–	–	–	–
Total	$111,795	$2,793	$6,042	$–	$–	$890	$121,520

By timing of revenue recognition	For the year ended December 31, 2016
Continuing operations	Sales of PV components	Electricity revenue with PPAs	Sales of PV project asset	Bitcoin mining equipment sales and hosting service	Sales of pre- development solar projects	Others	Total
Goods transferred at a point in time	$86,477	$10,685	$14,914	$–	$–	$852	$112,928
Service transferred over time	–	1,626	–	–	–	48	1,674
Total	$86,477	$12,311	$14,914	$–	$–	$900	$114,602

Contract balance

The following table provides information about accounts receivables and contract liabilities from contracts with customers:

	December 31, 2018	December 31, 2017
Accounts receivable, current and noncurrent	$27,777	$19,051
Advance from customers	$25,984	$31,122

Advance from customers, which represent a contract liability, represent mostly unrecognized amount received for customers. Advance from customers is recognized as (or when) the Group performs under the contract. During the year ended December 31, 2018 and 2017, the Group recognized $11,365 and $326 that was included in advance from customers balance at January 1, 2018 and 2017, respectively.

(t)	Cost of Revenues

Cost of revenues for PV components is mainly from direct purchase price of PV components. Cost of revenues for PV project assets and pre-development solar projects include all direct material, labor, subcontractor cost, land use right fee, and those indirect costs related to contract performance, such as indirect labor, supplies and tools. Cost of revenues for bitcoin mining equipment and hosting service include mining equipment, electricity fee and other indirect expense. Costs of electricity generation revenue include depreciation of solar power project assets and costs associated with operation and maintenance of the project assets.

(u)	Share-based Compensation

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

(v)	Derivative Instruments

The Group enters into derivative financial instrument arising from the business combination of Solar Juice and the investment as mentioned in Note 15 Investment in Affiliates to the consolidated financial statements. The Group recognizes all derivative instruments as either assets or liabilities in the balance sheet at their respective fair values, and the changes in the fair value are recognized as change in fair value of derivative assets/liabilities in consolidated statements of operations.

(w)	Capitalized Interest

The Group’s policy is to capitalize interest cost incurred on debt during the construction of major projects exceeding three months. A reconciliation of total interest cost to “Interest Expense” as reported in the consolidated statements of operations for the years ended December 31, 2018, 2017 and 2016 is as follows:

	For the years ended December 31,
	2018	2017	2016

Interest cost capitalized	$292	$1,607	$1,724
Interest cost charged to expense	6,665	8,087	3,494
Total interest cost	$6,957	$9,694	$5,218

(x)	Gain on troubled debt restructuring

The Group accounted the debt amendment as a troubled debt restructuring when the transaction meets the two criteria: 1) The Group was experiencing financial difficulties; 2) the lender was granting a concession when the effective borrowing rate on the restructured debt is less than the effective borrowing on the original debt. The difference between future undiscounted cash flows and the net carrying value of the original debt is recognized as gain on troubled debt restructuring, and the carrying value of the debt is adjusted to the future undiscounted cash flow amount.

(y)	Segment Reporting

Operating segments are defined as components of a company which separate financial information is available that is evaluated regularly by the operating decision maker in deciding how to allocate resources and assessing performance. The Group’s chief operating decision maker is the Chairman, Mr. Peng. Based on the financial information presented to and reviewed by the chief operating decision maker, the Group has determined that it has a single operating and reporting segment for the years ended December 31, 2018, 2017 and 2016 (see Note 28 Segment Information).

(z)	Net Loss Per Share

Basic loss per share is computed by dividing net loss attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding for the period. Diluted loss per share is calculated by dividing net loss attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Potentially dilutive shares are excluded from the computation if their effect is anti-dilutive.

(aa)	Comprehensive Income (Loss)

U.S. GAAP generally requires that recognized revenue, expenses, gains and losses be included in net income or loss. Although certain changes in assets and liabilities are reported as separate components of the equity section of the consolidated balance sheet, such items, along with net income, are components of comprehensive income or loss. The components of other comprehensive income or loss consist solely of foreign currency translation adjustments.

(bb)	Commitments and Contingencies

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

(cc)	Recent Accounting Pronouncements

Recently Adopted Accounting Standards

In November 2016, the FASB issued ASU No. 2016-18, Statement of Cash Flows (Topic 230): “Restricted Cash” (“ASU 2016-18”). ASU 2016-18 requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. This update is effective in fiscal years, including interim periods, beginning after December 15, 2017 and early adoption is permitted. The adoption of this guidance will result in the inclusion of the restricted cash balances within the overall cash balance and removal of the changes in restricted cash activity, as a result, the Company no longer presents transfers between cash and cash equivalents and restricted cash in the statement of cash flows. Furthermore, an additional reconciliation will be required to reconcile cash, cash equivalents, and restricted cash reported within the Consolidated Balance Sheets to sum to the total shown in the Consolidated Statement of Cash Flows. The Company has already disclosed the restricted cash separately on its Consolidated Balance Sheets. Beginning January 1, 2018, the Company has adopted and included the restricted cash balances on the Consolidated Statement of Cash Flows and reconciliation of cash, cash equivalent, and restricted cash within its Consolidated Statements of Balance Sheet and Consolidated Statement of Cash Flows. This guidance has been applied retrospectively to the Consolidated Statement of Cash Flows for the years ended December 31, 2016 and 2017, which required the Company to recast each prior reporting period presented.

Accounting Pronouncements Issued But Not Yet Adopted

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). Under the new guidance, lessees will be required to recognize the following for all leases (with the exception of short-term leases) at the commencement date: (1) a lease liability, which is a lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis; and (2) a right-of-use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term. Under the new guidance, lessor accounting is largely unchanged. Certain targeted improvements were made to align, where necessary, lessor accounting with the lessee accounting model and Topic 606, Revenue from Contracts with Customers. The new lease guidance simplified the accounting for sale and leaseback transactions primarily because lessees must recognize lease assets and lease liabilities. Lessees (for capital and operating leases) and lessors (for sales-type, direct financing, and operating leases) must apply a modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements. The modified retrospective approach would not require any transition accounting for leases that expired before the earliest comparative period presented. Lessees and lessors may not apply a full retrospective transition approach. ASU 2016-02 is effective for public companies for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years, with early adoption permitted. In July 2018, the FASB issued ASU 2018-11, Lease (Topic 842) Targeted Improvements. The amendments in this Update provide entities with an additional (and optional) transition method to adopt the new leases standard and provide lessors with a practical expedient, by class of underlying asset, to not separate non-lease components from the associated lease component and, instead, to account for those components as a single component if the non-lease components otherwise would be accounted for under the new revenue guidance (Topic 606). In December 2018, the FASB issued ASU No. 2018-20, Leases (Topic 842), Narrow-Scope Improvements for Lessors, which clarifies the accounting by lessors for taxes collected from lessees, certain lessor costs either paid by lessees directly to third parties or paid by the lessor and reimbursed by the lessee, and variable payments received by lessors for contracts with lease and non-lease components. The standard is effective for annual and interim periods beginning after December 15, 2018 with early adoption permitted. The Group has adopted this standard effective January 1, 2019 using the alternative transition method. Upon adoption, the Group expected to record right-of-use assets and operating lease liabilities of $1.8 million and $1.8 million in the consolidated balance sheets, respectively.

In January 2017, the FASB issued ASU No. 2017-04, Intangibles—Goodwill and Other: Simplifying the Test for Goodwill Impairment (Topic 350), which removes step two of the goodwill impairment test. A goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. For public companies, this guidance is effective for annual or any interim goodwill impairment tests in fiscal years beginning after December 15, 2019, but early adoption is permitted for impairment tests after January 1, 2017. The Company has adopted this standard for the year ended December 31, 2018 and the adoption did not have a material impact on the Company’s consolidated balance sheet, statement of operations and statement of cash flows as of and for the year ended December 31, 2018.

In June 2018, the FASB issued ASU No. 2018-07 “Compensation—Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting (“ASU 2018-07”).” Under ASU 2018-07, the measurement of equity-classified nonemployee awards will be fixed at the grant date, and nonpublic entities are allowed to account for nonemployee awards using certain practical expedients that are already available for employee awards. The amendments in ASU 2018-07 are effective for nonpublic business entities for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. The Group is currently evaluating the impact of this guidance on its consolidated financial statements.

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820)-Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement. ASU 2018-13 removes the amounts and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy and the valuation processes for Level 3 fair value measurements; modifies certain disclosure requirements in Topic 820; and require additional disclosures such as the range and weighted average of significant unobservable inputs used to develop Level 3 measurements etc. ASU No. 2018-13 is effective for the Company beginning in the first quarter of fiscal year 2020. The Group is currently evaluating the impact of this guidance on its consolidated financial statements.

The Group does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the consolidated financial position, statements of operations and cash flows.

4.	Disposition of SPI China

On August 30, 2018, the Group entered into a share purchase agreement (the “SPI China disposal agreement”) with Lighting Charm, an affiliate of Ms. Shan Zhou, the spouse of Xiaofeng Peng, the Group’s Chairman of the Board of Directors and Chief Executive Officer. Ms. Shan Zhou, as the beneficial owner of the Group, hold more than 10% equity interest of the Group on December 10, 2018. The agreement has been approved by an independent committee of the Group’s Board of Directors. The SPI China disposal agreement provides that the Group sold Lighting Charm the 100% equity interest of SPI China, which holds all of the Group’s assets and liabilities related to its business in China (the “Acquired Business”). The Group effected an internal restructuring following which SPI China would only hold the Group’s subsidiaries in China, and all the other subsidiaries outside of China would be transferred to the Group. Pursuant to the terms of the SPI China disposal agreement, the consideration for the Acquired Business to be paid by the Lighting Charm to the Group in cash was US$1.00. As of December 10, 2018, the restructuring was completed and the disposition was closed. As a result of the disposition to a principal shareholder for US$1.00, the excess of SPI China’s book value of liabilities over the book value of its assets was recorded as an addition to paid-in capital of $107,867.

Together with the transaction, the Group granted Lighting Charm options to purchase up to 1,000,000 of the Group’s ordinary shares with par value of $0.0001, with an exercise price of US$ 3.80 per share. The options vested immediately and can be exercised at any time on or prior to August 21, 2021. The options were valued using the Binomial option pricing model and the fair value of the options on the grant date was $1,260, which adjusted to the fair value of disposal consideration and was charged into additional paid-in capital.

The Group had made payment on behalf of SPI China for its operation purpose from December 10, 2018 to December 31, 2018, which was considered remote collectability due to the financial position of SPI China, and the Company recorded the amount due from SPI China as a debt forgiveness loss from related parties, with amount of $536 recorded as a reduction of paid-in capital.

The assets and liabilities of SPI China are included in the captions “Current assets of discontinued operations”, “Noncurrent assets of discontinued operations”, “Current liabilities of discontinued operations” and “Noncurrent liabilities of discontinued operations”, in the accompanying balance sheets at December 31, 2017 and consist of the following:

December 31, 2017
Assets of Discontinued Operations
Cash and cash equivalents	$339
Restricted cash	1,017
Accounts receivable, net	33,365
Prepaid expenses and other current assets, net	13,778
Finance lease receivable, net	3,816
Other current assets	118
Total current assets	52,433
Other receivable, noncurrent	5,008
Property, plant and equipment, net	37,936
Project assets, noncurrent	11,680
Deferred tax assets, net	299
Finance lease receivable, noncurrent	5,959
Total noncurrent assets	60,882
Total assets	$113,315

Liabilities of Discontinued Operations
Accounts payable	$39,401
Accounts payable, related parties	4,700
Accrued liabilities	12,950
Income taxes payable	2,833
Short-term borrowings and current portion of long-term borrowings	103,248
Financing and capital lease obligations, current	26,399
Other current liabilities	23,785
Total current liabilities	213,316
Long-term borrowings, excluding current portion	2,378
Other noncurrent liabilities	755
Total noncurrent liabilities	3,133
Total liabilities	$216,449

The following are revenues and income from discontinued operations:

	For the years ended December 31,
	2018	2017	2016
Net sales	$4,681	$5,945	$25,597
Cost of goods sold	2,027	6,235	18,763
Provision for losses on contracts	–	–	18
Gross profit (loss)	2,654	(290)	6,816
General and administrative	2,904	8,391	20,523
Sales, marketing and customer service	887	4,796	25,992
Provision for doubtful accounts, notes and other receivable	195	7,485	23,359
Impairment charges on goodwill and intangible assets	–	205	–
Impairment charges on property, plant and equipment	–	3,755	12,602
Impairment charges on project assets	–	3,354	742
Impairment charges on finance lease receivable	–	23,967	32,028
Total operating expense	3,986	51,953	115,246
Total other income (expense), net	(4,790)	(12,188)	(10,779)
Loss from discontinued operations before income tax	(6,122)	(64,431)	(119,209)
Income tax expense (benefit)	–	14	(270)
Loss from discontinued operations, net of income tax	$(6,122)	$(64,445)	$(118,939)

5.	Business Acquisitions

On September 20, 2017, the Group entered into a Framework Share Purchase Agreement with Thermi Taneo Venture Capital Fund (“Thermi”) to expand the Company’s business in Europe and also to settle the Group’s EPC receivable from Thermi. Pursuant to the Framework Share Purchase Agreement, the Group agreed to purchase 100% equity interest in Heliohrisi S.A. (“Heliohrisi”), Heliostixio S.A. (“Heliostixio”) and Thermi Sun S.A. (“Thermi Sun”) from Thermi.

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

During the period from the acquisition date to December 31, 2017, Heliostixio contributed $nil revenue and $nil earnings to the Group’s consolidated results since Heliostixio had immaterial operations from the acquisition date to December 31, 2017.

Goodwill primarily represents the intangible benefits that would accrue to the Group that do not qualify for separate recognition. The balance of goodwill was $651 and $683 as of December 31, 2018 and 2017, respectively.

Pro forma financial information is not presented for the acquisition of Heliostixio as its revenue and earnings were not material to the consolidated statements of operations.

6.	Deconsolidation of Sinsin

Pursuant to a share sale and purchase agreement dated September 6, 2014 (“Sinsin SPA”), the Group, through its wholly owned subsidiary SPI China, acquired the 100% equity interest of Sinsin from its former shareholders, Sinsin Europe Solar Asset Limited Partnership and Sinsin Solar Capital Limited Partnership (collectively, the “Sinsin Group”). Sinsin owns and operates four solar photovoltaic projects in Greece with an aggregate capacity of 26.57 MW. According to the Sinsin SPA, 70% of the acquisition price would be paid in cash in four installments, while the remaining 30% has been settled by the transfer of Group’s shares to Sinsin Group. In addition, the shares of the Greek project companies which own the 26.57 MW projects were pledged in favor of Sinsin Group to secure the repayment of the full purchase price to Sinsin Group. Finally, pursuant to the Sinsin SPA, Sinsin Group undertook the obligation vis-à-vis the Group, to appoint the Group as its EPC Contractor for solar photovoltaic projects of 360MW, which would be developed by Sinsin Group internationally over a period of three years (the “360MW EPC assignment obligation”).

However, Sinsin Group failed to fulfil its 360MW EPC assignment obligation and, as a result thereof, the Group ceased payment of the last two installments of the purchase price of $43,595 (EUR 38,054). In March, 2016, the Group entered into a supplementary agreement with Sinsin Group (“Supplementary Agreement”) in order to extend the Group’s payment obligations of the outstanding consideration up to November 30, 2017.

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

Moreover, Sinsin Group’s petition to take control over the Greek project companies (and the funds that such project companies had in their bank accounts from the electricity income generated) was rejected by the Athens One-Member First Instance Court. More particularly, the court issued a provisional measures decision on June 25, 2018, by virtue of which an interim management was appointed of the Greek project companies, which consists of two members elected by Sinsin Group and one member elected by the Group. As the date of this report, the legal dispute is still ongoing (See Note 26(b) Contingencies).

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

The above facts directly affected the Group’s ability to effectively control Sinsin and make any direct management decisions or have any direct impact on Sinsin’s polices, operations or assets without the agreement of Sinsin Group. Therefore, the Group deconsolidated Sinsin as of January 1, 2017. The financial position of Sinsin as of the date of deconsolidation was as below:

January 1, 2017
ASSETS
Restricted cash	$2,679
Accounts receivable	3,594
Prepaid expenses and other current assets	4,000
Amount due from inter-group entities	7,817
Property, plant and equipment, net	55,458
Deferred tax assets	179
Total assets	$73,727
LIABILITIES
Accounts payable	$809
Income tax payable	243
Deferred tax liabilities	2,958
Other current liabilities	111
Total liabilities	$4,121

As of December 31, 2018 and 2017 the Group’s carrying amount of the investment in Sinsin was $69,606 and $69,606 on the consolidated balance sheet. As of the issuance of the financial statements, the lawsuit with Sinsin is still on the proceeding, and it is uncertain how the court will rule (see Note 26 (b) Contingencies).

7.	Restricted Cash

At December 31, 2018 and 2017, the Group had restricted bank deposits of $458 and $36, respectively. The balance as of December 31, 2018 mainly represented the restricted bank deposits in the bank account established for the solely purpose of paying the obligations and making other payments related to the project assets development in Hawaii of SPI Solar Inc., a subsidiary of the Group. The balance as of December 31, 2017 represented the restricted bank deposit in certain account used as a rental deposit in Australia, which cannot be withdrawn or used without the approval of lessor.

8.	Accounts Receivable

Accounts receivable, current and noncurrent, mainly represent amounts due from customers for: 1) sales of Solar PV projects; 2) supply of electricity with PPAs; 3) sales of solar PV components; and 4) sales of pre-development solar projects.

The allowance for doubtful accounts is provided against gross accounts receivable balances based on the Group’s best estimate of the amount of probable credit losses in the Group’s accounts receivable. The Group regularly monitors and assesses the risk of not collecting amounts owed by customers. The Group does not have any off-balance-sheet credit exposure related to its customers.

Accounts receivable, current, as at December 31, 2018 and 2017 primarily consists of receivables arose from trading and sales of solar PV components as well as sales of pre-development solar projects. The accounts receivable as of December 31, 2018 and 2017 consisted of the following:

	December 31,	December 31,
	2018	2017
Current accounts receivable:
Accounts receivable	$28,410	$13,471
Less: Allowance for doubtful accounts	(633)	(1,520)
	27,777	11,951
Noncurrent accounts receivable
Accounts receivable, noncurrent	–	7,100
Total accounts receivable, net	$27,777	$19,051

The movements of allowance for doubtful accounts are as follows:

	2018	2017	2016
Balance as at January 1	$1,520	$1,592	$211
Addition	202	1,536	1,151
Written off	–	(1,526)	–
Reversal	(1,002)	(152)	–
Foreign currency translation difference	(87)	70	230
Balance as at December 31	$633	$1,520	$1,592

As of December 31, 2018, and 2017, allowance for doubtful debts of $524 and $1,412 had been accrued for certain gross receivable balances of $9,235 and $12,827, respectively, which arose from the Group’s trading revenue from sales of PV related components. Also, allowance for doubtful debts of $109 and $108 had been accrued for certain gross receivable balances (current and noncurrent) of $19,175 and $7,744, respectively, which arose from other types of revenues. The allowance is determined on the basis of their expected recoverable amount of these receivables.

Solar Juice, entered into debtor finance agreements with Scottish Pacific (BFS) Pty Ltd. (“Scottish Pacific”), whereby Scottish Pacific provided Solar Juice invoice discounting facility (see Note 19 Short-term Borrowings and Long-term Borrowings). As of December 31, 2018, all the outstanding Accounts receivable of Solar Juice was pledged to Scottish Pacific for a total gross amount of $8,345.

9.	Inventories, net

Inventories consisted of the following:

	December 31,	December 31,
	2018	2017
Goods in transit	$2,039	$632
Finished goods	9,867	15,208
Total	$11,906	$15,840

During the years ended December 31, 2018, 2017 and 2016, inventories were written down by $nil, $366 and $146 from continuing operations, respectively, to reflect the lower of cost or market price.

10.	Project Assets

As of December 31, 2018, project assets, current and noncurrent, mainly consist of the PV solar power systems that are held for development and sale across U.S. and Japan, with the amount of $31,170, (2017: $42,990), and $9,852 (2017: $15,589), respectively.

Project assets consist of the following:

	December 31,	December 31,
	2018	2017
Project assets completed for sale	$21,215	$24,228
Project assets under development	19,807	34,351
Total project assets	41,022	58,579
Current, net of impairment loss	$24,654	$42,211
Noncurrent	$16,368	$16,368

During the years ended December 31, 2018, 2017 and 2016, impairment losses of $nil, $687 and $13,102 were recorded for certain project assets held for development and sale from continuing operations.

During the years ended December 31, 2018, 2017 and 2016, the Group recognized total revenue from sales of PV project assets and sales of pre-development solar projects of $26,603, $6,042 and $14,914 from continuing operations, respectively, and cost of $23,418, $6,229, and $13,613 from continuing operations were recognized accordingly.

11.	Prepaid Expenses and Other Current Assets

	December 31, 2018	December 31, 2017
Value-added tax recoverable, current	$483	$673
Deposit and prepayment for acquisitions, net of provision of $10,840 and $10,205, respectively (a)	55	116
Other deposit and prepayment, net of provision of $452 and $306, respectively (b)	1,216	2,359
Other receivable, net of provision of $914 and $906, respectively (c)	2,628	2,835
Total prepaid expenses and other current assets	$4,382	$5,983

(a)	Deposit and Prepayment for Acquisitions

Deposit and prepayment for acquisitions as at December 31, 2018 primarily include: i) an amount of $8,543 (2017: $8,032) relating to the acquisition of RE Capital Projects. The prepayment for acquisition of RE Capital Projects mainly included cash of $2,640 and the Group’s ordinary shares amounting to $5,500. In April 2017, the acquisition was terminated and both parties agreed that the ordinary shares would be transferred back to the Group and the cash portion would not be refunded. Thus, provision for doubtful recoveries of $8,488 (2017: $7,978) was accrued, and the prepayment for acquisition was written down to the recovered amount of $55 and $54 as of December 31, 2018 and 2017; ii) prepayment of $2,288 (2017: $2,227) relating to acquisition of the Kashima PV station. In 2015, the sellers agreed to refund the entire prepayments before September 30, 2017 according to the supplemental termination agreements. The Group assessed the collectability is remote and full provision for doubtful recoveries of $2,288 (2017: $2,227) was accrued; iii) prepayment of $64 (2017: $62) relating to the acquisition of the PV station from General Energy Solutions Inc. (“GES”). In 2017, the sellers agreed to refund the entire prepayments before September 30, 2019 according to the supplemental termination agreements. The Group assessed the collectability is remote and full provision for doubtful recoveries of $64 (2017: $nil) was accrued.

(b)	Other Deposit and Prepayment

Other deposit and prepayment primarily include prepayment made to vendors to purchase PV modules, rental deposits and other prepaid expenses.

(c)	Other receivable

Other receivable as at December 31, 2018 mainly included: i) the business fund lent to a third party, Tacoo Corporation with no interest bearing of $2,107 (2017: $2,033). The Company assessed the collectability of the receivable and concluded no provision accrued as of December 31, 2018 and 2017; ii) other receivable of $1,435 (2017: $1,708) for project payment on behalf of third parties, the Group assessed the collectability and provision of $914 (2017: $906) was accrued.

12.	Intangible Assets

Intangible assets consisted of the following:

	Useful Life		Accumulated	Impairment
	(in months)	Gross	Amortization	Charge	Net
As of December 31, 2018
Patent	57	$2,700	$(2,700)	$–	$–
Customer Relationship	120	4,366	(1,270)	(1,295)	1,801
		$7,066	$(3,970)	$(1,295)	$1,801
As of December 31, 2017
Patent	57	$2,700	$(2,700)	$–	$–
Customer Relationship	120	4,717	(1,086)	(1,326)	2,305
		$7,417	$(3,786)	$(1,326)	$2,305

The customer relationship was mainly contributed by the acquisition of Solar Juice in May 2015. As customer relationship with clients was the key driver of the revenue for Solar Juice, which will bring further economic benefit to the Group’s business. Therefore, the customer relationship was separately identified as an intangible asset on the acquisition date. The balance is amortized over the useful life of 10 years. The Group recorded impairment loss of $nil, $nil and $1,235 on customer relationship from continuing operations, respectively, for the years ended December 31, 2018, 2017 and 2016.

Amortization expense for other intangible assets was $300, $302 and $467 from continuing operations for the years ended December 31, 2018, 2017 and 2016, respectively.

As of December 31, 2018, the estimated future amortization expense related to other intangible assets is as follows:

USD
2019	$277
2020	277
2021	277
2022	277
2023	277
Thereafter	416
$1,801

13.	Goodwill

The changes in the carrying amount of goodwill for the years ended December 31, 2018 and 2017 were as follows:

Balance as of December 31, 2016	$–
Acquisition of Heliostixio	683
Balance as of December 31, 2017	$683
Foreign Currency translation difference	(32)
Balance as of December 31, 2018	$651

The Goodwill of $651 as of December 31, 2018 was from the acquisition of Heliostixio in December 2017 (see Note 5 Business Acquisitions). The impairment provision for goodwill was $nil, $nil and $65,223 for the years ended December 31, 2018, 2017 and 2016.

14.	Property, Plant and Equipment, net

Property, plant and equipment consisted of the following:

	December 31,	December 31,
	2018	2017
Photovoltaic solar systems	$24,375	$25,561
Furniture, fixtures and equipment	517	521
Automobile	489	541
Computers	1,177	1,180
Leasehold improvements	188	110
	26,746	27,913
Less: accumulated depreciation	(5,505)	(4,430)
	21,241	23,483
Less: impairment	(91)	(91)
	$21,150	$23,392

The costs of PV solar system include costs of acquiring permits, construction fees of PV solar system, costs of items installed in the PV solar system including solar panels, and other costs incurred that are directly attributable to getting the PV solar system ready for its intended use of grid connection with customer for supply of electricity. Depreciation of property, plant and equipment was $1,204, $1,159 and $3,972 from continuing operations for the years ended December 31, 2018, 2017 and 2016, respectively. Impairment loss on property, plant and equipment of $nil, $53 and $38 from continuing operations for the years ended December 31, 2018, 2017 and 2016, respectively.

15.	Investment in Affiliates

Investment in affiliates represents: i) the investment in EnSync, Inc. (formerly known as ZBB Energy Corporation) (“ENS”) with net amount of $nil and $nil as of December 31, 2018 and 2017, respectively; ii) and the investment in Sinsin of $69,606 and $69,606 as of December 31, 2018 and 2017, respectively (see Note 6 Deconsolidation of Sinsin).

The investment in ENS consists of i) 8,000,000 shares of ENS’s common stock (“Purchased Common Stock”), ii) 28,048 shares of ENS’s convertible preferred stock (“Convertible Preferred Stock”), and iii) warrant to acquire 50,000,000 shares of ENS’s common stock (“Warrant”). Total cash consideration of ENS investment was $33,390, of which $16,947 was recognized for Warrant, $3,244 was recognized for the initial cost of investment in Purchased Common Stock, and the remaining $13,199 was recognized for the initial cost of investment of Convertible Preferred Stock. The decrease in fair value of $nil, $nil and $2,328 of the Warrant was recognized as Change in fair value of derivative asset/liabilities in the consolidated statements of operations for the years ended December 31, 2018, 2017 and 2016. The Group derecognized the investment in the Purchased Common Stock under the equity method and recorded a gain of $3,599 in earnings for the year ended December 31, 2016. The investment in Purchased Common Stock was fully impairment as of December 31, 2018 and 2017, and impairment provision of $nil, $2,214 and $9,895 was provided for investment in Convertible Preferred Stock during the years ended December 31, 2018, 2017 and 2016. As of December 31, 2018 and 2017, the net investment in ENS was $nil and $ nil, respectively.

16.	Fair Value Measurement

There were no assets or liabilities measured at fair value on a recurring basis as of December 31, 2018 and 2017. The following method and assumptions were used to estimate the fair value on a non-recurring basis as at December 31, 2018 and 2017:

Cash and cash equivalents, restricted cash, accounts receivable and payable, short term borrowings, accrued liabilities, advance from customers and other current liabilities — costs approximates fair value because of the short maturity period.

The fair value of convertible bonds was classified in Level 3 of the fair value hierarchy, and uses binomial model. The estimated fair value of convertible bond with Union Sky was $12,879 as of February 12, 2017 (see Note 20 Convertible Bonds).

The fair value of options issued to Lighting Charm Limited was classified in Level 3 of the fair value hierarchy, and uses binomial model. The estimated fair value of options issued to Lighting Charm Limited was $1,260 as of August 21, 2018 (see Note 4 Disposition of SPI China).

There have been no transfers between Level 1, Level 2, or Level 3 categories during the years ended December 31, 2018, 2017 and 2016.

17.	Accrued Liabilities

Accrued liabilities are as follows:

	December 31, 2018	December 31, 2017
Tax penalty payable (a)	$9,670	$9,670
Other payable	4,556	4,396
Other tax payables	774	1,138
Accrued expense	1,323	800
Other accrual and payables	172	3,856
Total accrued liabilities	$16,495	$19,860

(a)	Tax Penalty Payable

The Company was late for filing United States Federal and State income tax returns of 2016, hence an expected penalty payable of $9,670 and $9,670 was accrued as of December 31, 2018 and 2017. The Company submitted the tax filing together with the tax penalty abatement request on April 10, 2019, as of the issuance of the financial statements, the Company has not received the result of the tax penalty from the United States Internal Revenue Service (“IRS”) (see Note 26(b) Contingencies).

18.	Advance from Customers

The Group requires its customers to make deposits before sale of PV projects. Such payments are recorded as advances from customers in the Group’s consolidated financial statements, until the sales completed.

19.	Short-term Borrowings and Long-term Borrowings

	December 31, 2018	December 31, 2017
Short-term bank borrowings	$146	$5,313
Other short-term borrowings	2,841	–
Current portion of long-term borrowings	179	165
Total short-term borrowings and current portion of long-term borrowings	3,166	5,478

Long term bank borrowings	6,017	6,733
Other long-term borrowings	836	877
Total long-term borrowings	6,853	7,610
Less: current portion of long-term borrowings	(179)	(165)
Total long-term borrowings, excluding current portion	6,674	7,445
Total borrowings	$9,840	$12,923

As of December 31, 2018, the maturities of the long-term borrowings are as follows:

USD
2019	$179
2020	208
2021	229
2022	256
2023	1,115
Thereafter	4,866
$6,853

As of December 31, 2018, bank loans primarily represent a 10-year long term loan borrowed from Santander Bank amounting to $6,017, at interest rate of 2.83% and 3.96% per annum with a maturity date of February 16, 2027.

The Group’s subsidiary, Solar Juice, entered into debtor finance agreements with Scottish Pacific on March 18, 2018, whereby Scottish Pacific provided Solar Juice invoice discounting facility with a limit of $5,637, at service fee charge of 0.13% based on the invoices processed, and discount fee charge of margin percentage plus 1.1% (margin percentage is around 6.76% during 2018) based on the average daily debtor finance balance. The accounts receivable collection of Solar Juice was automatically transferred to Scottish Pacific for the debtor finance repayment at the ending of each work day. As of December 31, 2018, the debtor finance balance was $2,691.

The interest expense of bank loans from continuing operations was $525, $567 and $243 for the years ended December 31, 2018, 2017 and 2016. The average interest rate on short term borrowings from continuing operations was 7.39%, 5.65% and 5.04% per annum for the years ended December 31, 2018, 2017 and 2016, respectively.

20.	Convertible Bonds

In December 2014, the Company entered into three convertible promissory note purchase agreements with Brilliant King Group Limited (“Brilliant King”), Poseidon Sports Limited (“Poseidon”) and Union Sky Holding Group Limited (“Union Sky”), respectively whereby the Company agreed to sell and issue to these three investors convertible promissory notes in an aggregate principal amount of $35,000 which could be converted into 175,000 Ordinary Shares at a fixed conversion price of $200 unless adjusted for anti-dilution. The convertible notes bore no interest, and might be partially or wholly converted into shares of the Company’s ordinary shares at any time prior to maturity at the option of the investor. The convertible promissory notes was due and payable on June 11, 2016.

On June 15, 2015, the Company agreed to issue to Vision Edge Limited (“Vision Edge”) convertible promissory note in an aggregate amount of $20,000 which could be converted into 74,074 Ordinary Shares at a fixed conversion price of $270 unless adjusted for anti-dilution pursuant to the agreement entered between the Company and Vision Edge. The convertible notes bore no interest, and might be wholly converted into shares of the Company’s ordinary shares at any time prior to maturity at the option of the investor. The commitment date of the convertible promissory note is on June 29, 2015. The convertible promissory note was due and payable on June 29, 2016.

The Group defaulted the payment for all outstanding convertible bonds of $55,000 in June 2016.

First Amendment Agreement with Union Sky

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

Second Amendment Agreement with Union Sky

On June 29, 2018, the Company entered into another amendment agreement (the “Second Amendment Agreement”) with the Union Sky and Magical Glaze Limited (“MGL”), a company and Union Sky was under common control, pursuant to which agreement the Union Sky has transferred all the rights and obligations under the Original agreement and First Amendment Agreement to MGL, and the maturity date of the note was further extended. According to the Second Amendment Agreement, the repayment of $6,600, $6,700 and $6,700 of the principal amount of the convertible bond and interest thereon is due by December 2019, June 2020 and December 2020, respectively. MGL and the Company also agreed that MGL had the option to convert the outstanding amounts under the convertible bond into equity interest of the Company as the same provision stated in the First Amendment Agreement started on June 29, 2018, which the conversion price per ordinary share equals the weighted average daily closing price of the Company’s ordinary shares in the NASDAQ stock market 10 working days prior to the date of signing the second amendment agreement.

Given that the Company was experiencing financial difficulties and the note holder, MGL granted a concession by extending the note maturity dates, resulting in the effective interest rate for the second amendment lower than effective interest rate for the first amendment, the Company accounted for the second amendment as a troubled debt restructuring. According to ASC Topic 470, if future undiscounted cash flows are less than the net carrying value of the original debt, a gain is recognized for the difference and the carrying value of the debt is adjusted to the future undiscounted cash flow amount. The future undiscounted cash flow of the second amended convertible bond was $20,000, which is less than the carrying amount of the first amended convertible bond of $21,887 as of June 29, 2018. Therefore, the Company recognized a gain on troubled debt restructuring of $1,887 and the second amended convertible bond held by MGL was recorded at the undiscounted future cash flow, amounting to $20,000. No interest expense or amortization of debt discount is recorded going forward.

As at December 31, 2018, except the convertible bonds held by MGL, the conversion option of the convertible bonds had expired and as of the date of issuance of the accompanying consolidated financial statements, the entire principal amount of the convertible bonds of $55,000 remained unpaid, including current portion of $41,600 and noncurrent portion of $13,400.

21.	Other Liabilities

	December 31,	December 31,
	2018	2017
Unpaid acquisition payable (a)	$53,824	$53,655
Other current liabilities (b)	8,819	8,744
Total other current liabilities	62,643	62,399

Accrued warranty reserve (c)	1,538	1,538
Total other noncurrent liabilities	1,538	1,538
Total other liabilities	$64,181	$63,937

(a)	Unpaid Acquisition Payable

Acquisition payable of $53,824 and $53,655 as of December 31, 2018 and 2017 mainly represented: i) unpaid purchase consideration of Sinsin of $43,595 and $45,749 as of December 31, 2018 and 2017 (see Note 6 Deconsolidation of Sinsin); ii) Accrued interest for the unpaid purchase consideration of Sinsin of $8,712 and $6,314 with an interest rate of 6% for the unpaid purchase price, as of December 31, 2018 and 2017; iii) unpaid purchase consideration of Heliostixio of $1,517 and $1,592 as of December 31, 2018 and 2017 (see Note 5 Business Acquisitions).

(b)	Other current liabilities

Other current liabilities of $8,819 and $8,744 as of December 31, 2018 and 2017 mainly represented the payment made by Sinsin on the behalf of the Group. Sinsinwas deconsolidated on January 1, 2017 (see Note 6 Deconsolidation of Sinsin).

(c)	Accrued warranty reserve

The accrued warranty reserve mainly represented the product warranty for PV panels which were installed by the Group. During the quarter ended September 30, 2007 and continuing through the fourth quarter of 2010, the Group installed own manufactured solar panels. Since 2011, due to the absence of historical material warranty claims and identical warranty terms, the Group has not recorded any additional warranty provision relating to solar energy systems sold. PV construction contracts entered into during the recent years included provisions under which the Group agreed to provide warranties to the customers, where the Group passes on all potential warranty exposure and claims, if any, with respect systems sold by the Group to its suppliers. The warranty reserve balance as of December 31, 2018 and 2017 was $1,538 and $1,538, respectively (see Note 26 (a) Commitments).

22.	Shareholders’ Equity (Deficit)

(a)	Ordinary Shares

On December 6, 2017, the Group enacted a one-for-ten reverse stock split as approved by the Group’s extraordinary general meeting. On November 12, 2018, the Group enacted a one-for-ten reverse stock split as approved by the Group’s extraordinary general meeting. All share and per share amounts in the consolidated financial statements have been retroactively restated to reflect the reverse stock splits. The authorized shares of ordinary shares were 500,000,000 shares of a par value of $0.0001.

During the year ended December 31, 2018, the Group issued 663,460 restricted ordinary shares to core management members and other management (see Note 23 Share-based Compensation). During the year ended December 31, 2017, the Group issued 834,020 ordinary shares for cash. The issued ordinary share of the Company as of December 31, 2018 and 2017 was 7,914,125 shares and 7,250,672 shares, respectively.

(b)	Noncontrolling Interests

In 2018, loss of $6,168 from continuing operations and $6,114 from discontinued operations was attributable to the shareholders of the Company, and income of $31 from continuing operations and loss of $8 from discontinued operations was attributable to noncontrolling interests, respectively. In 2017, loss of $26,682 from continuing operations and $64,398 from discontinued operations was attributable to the shareholders of the Company, and income of $168 from continuing operations and loss of $47 from discontinued operations was attributable to noncontrolling interest, respectively. In 2016, loss of $101, 696 from continuing operations and $119,000 from discontinued operations was attributable to the shareholders of the Company, and loss of $333 from continuing operations and income of $61 from discontinued operations was attributed to noncontrolling interest, respectively.

23.	Share-based Compensation

The Company measures employee share-based compensation expense for all share-based compensation awards based on the grant-date fair value and recognizes the cost in the financial statements over the employee requisite service period.

During the year ended December 31, 2018, 2017 and 2016, the total share-based compensation expense was $2,756, $798, and $1,929, respectively. Among them, $2,726, $1,174, and $1,301 were attributable to continuing operations, respectively. The following table summarizes the consolidated share-based compensation expense from continuing operations, by type of awards:

	For the Years Ended
	December 31,	December 31,	December 31,
	2018	2017	2016
Employee stock options	$1,799	$886	$962
Restricted stock grants	927	288	339
Total share-based compensation expense	$2,726	$1,174	$1,301

The following table summarizes the consolidated share-based compensation by line items from continuing operations:

	For the Years Ended
	December 31, 2018	December 31, 2017	December 31, 2016
General and administrative	$2,579	$1,131	$1,274
Sales, marketing and customer service	147	43	27
Total share-based compensation expense	2,726	1,174	1,301
Total share-based compensation expense after income taxes	$2,726	$1,174	$1,301

As share-based compensation expense recognized in the consolidated statements of operations is based on awards ultimately expected to vest, it has been reduced for estimated forfeitures. Forfeitures are required to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

Determining Fair Value

Valuation and Amortization Method —The Company estimates the fair value of service-based and performance-based stock options granted using the Black-Scholes option-pricing formula. The fair value is then amortized on a straight-line basis over the requisite service periods of the awards, which is generally the vesting period. In the case of performance-based stock options, amortization does not begin until it is determined that meeting the performance criteria is probable. Service-based and performance-based options typically have a five to ten-year life from date of grant and vesting periods of one to four years.

Expected Term —The Company’s expected term represents the period that the Company’s share-based awards are expected to be outstanding. For awards granted subject only to service vesting requirements, the Group utilizes the simplified method for estimating the expected term of the share-based award, instead of historical exercise data. For its performance-based awards, the Group has determined the expected term life to be 4 to 6.25 years based on contractual life and the seniority of the recipient.

Expected Volatility —The Company uses historical volatility of the price of its ordinary shares to calculate the volatility for its granted options.

Expected Dividend —The Company has never paid dividends on its ordinary shares and currently does not intend to do so, and accordingly, the dividend yield percentage is zero for all periods.

Risk-Free Interest Rate — The Company bases the risk-free interest rate used in the Black-Scholes valuation model upon the implied yield curve currently available on U.S. Treasury zero-coupon issues with a remaining term equal to the expected term used as the assumption in the model.

Assumptions used in the determination of the fair value of share-based payment awards using the Black-Scholes model for stock option grants were as follows:

	For the Years Ended
	December 31, 2018	December 31, 2017	December 31, 2016
Expected term	6.25	6.25	4
Risk-free interest rate	2.54%-3.03%	1.81%-2.30%	1.15% - 2.26%
Expected volatility	624%-756%	284%-763%	166% - 178%
Expected dividend yield	0%	0%	0%

Equity Incentive Plan

On November 15, 2006, subject to approval of the shareholders, the Company adopted the 2006 Equity Incentive Plan (the “2006 Plan”) which permits the Company to grant stock options to directors, officers or employees of the Company or others to purchase shares of Ordinary Stock of the Company through awards of incentive and nonqualified stock options (“Option”), stock (“Restricted Stock” or “Unrestricted Stock”) and stock appreciation rights (“SARs”). The Plan was approved by the shareholders on February 7, 2007.

The Company has granted time-based share options and restricted stock under the Plan to directors, officers, employees and individual consultants of the Company. The time-based options generally vest 25% annually and expire three to ten years from the date of grant. Total number of shares reserved and available for grant and issuance pursuant to the 2006 Plan is equal to 9% of the number of outstanding shares of the Company. Shares issued under the Plan will be drawn from authorized and unissued shares or shares now held or subsequently acquired by the Company. Outstanding shares of the Company shall, for purposes of such calculation, include the number of shares of stock into which other securities or instruments issued by the Company are currently convertible (e.g., convertible preferred stock, convertible debentures, or warrants for Ordinary Stock), but not outstanding options to acquire stock. (9% of the outstanding shares of 7,914,125 plus nil of outstanding warrants, less options and restricted stock outstanding and exercised since inception)

The exercise price of any Option will be determined by the Company when the Option is granted and may not be less than 100% of the fair market value of the shares on the date of grant, and the exercise price of any incentive stock option granted to a shareholder with a 10% or greater shareholding will not be less than 110% of the fair market value of the shares on the date of grant. The exercise price per share of a SAR will be determined by the Company at the time of grant, but will in no event be less than the fair market value of a share of Company’s stock on the date of grant.

On May 8, 2015, the Company adopted the 2015 Equity Incentive Plan (the “2015 Plan”) which permits the Company to grant stock options to directors, officers or employees of the Company or others to purchase shares of Ordinary Stock of the Company through awards of incentive and Option, Restricted Stock or Unrestricted Stock and SARs which was approved by the shareholders. The total number of shares which may be issued under the 2015 Plan is 9% of the number of outstanding and issued ordinary shares of the Company. The Option Price per Share shall be determined by the compensation committee of the Board (“Compensation Committee”), unless expressly approved by the Compensation Committee, shall not be less than 100% of the fair market value of the shares on the date an Option is granted.

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

During the year ended December 31, 2018, the Board of Directors approved the grants of RSUs to core management members and other management, pursuant to the terms of the 2015 Plan. The total number of RSUs granted is 663,460 shares. The vesting schedules are 100% vested at the grant date for all the grants. All these shares were issued to the management during the year ended December 31, 2018. The Group used the market price of its shares at grant date as the fair value of the RSUs in calculating the share based compensation expense.

The following table summarizes the Group’s stock option activities:

	Shares	Weighted-Average Exercise Price Per Share	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value ($000)
Outstanding as of December 31, 2015	635,488	145	7.85	$87,401
Granted	268,490	47
Exercised	(1,000)	49
Forfeited/expired	(352,218)	169
Outstanding as of December 31, 2016	550,760	82	7.40	$60,032
Granted	325,300	4
Exercised	–	–
Forfeited/expired	(374,800)	36
Outstanding as of December 31, 2017	501,260	66	7.03	$769
Granted	287,000	13
Exercised	–	–
Forfeited/expired	(528,060)	10
Outstanding as of December 31, 2018	260,200	212	8.59	$–
Vested and exercisable as of December 31, 2018	76,900	29	9.12	$–
Expected to vest as of December 31, 2018	177,383	12	8.29	$–

The following table presents the exercise price and remaining life information about options exercisable at December 31, 2018:

Range of exercise price	Shares Exercisable	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Aggregate Intrinsic ($000)
$118 - $172	750	7.13	172	–
$40 - $117	28,200	8.39	64	–
$2 - $39	47,950	9.58	6	–
	76,900			–

Changes in the Group’s non-vested stock awards are summarized as follows:

	Time-based Options		Restricted Stock
	Shares	Weighted Average Exercise Price Per Share	Shares	Weighted Average Grant-Date Fair Value Per Share
Non-vested as of December 31, 2015	559,658	$128	8,778	$178
Granted	268,491	47	–	–
Vested	(45,573)	110	(2,778)	178
Forfeited	(352,218)	169	(1,250)	177
Non-vested as of December 31, 2016	430,358	$46	4,750	$178
Granted	325,300	4	–	–
Vested	(100,663)	43	(2,187)	128
Forfeited	(275,075)	48	(1,250)	177
Non-vested as of December 31, 2017	379,920	$9	1,313	$264
Granted	287,000	13	663,460	1
Vested	(87,285)	25	(663,273)	1
Forfeited	(396,335)	13	(250)	185
Non-vested as of December 31, 2018	183,300	$8	1,250	$185

The total fair value of shares vested during the years ended December 31, 2018, 2017 and 2016 was $1,382, $2,955 and $2,423, respectively. There were no changes to the contractual life of any fully vested options during the years ended December 31, 2018, 2017 and 2016.

Following is a summary of our restricted stock awards as follows:

	Number of Shares	Weighted Average Grant-Date Fair Value
Restricted stock units at December 31, 2015	218,309	151
Granted	–	–
Forfeited	(1,250)	177
Restricted stock units at December 31, 2016	217,059	151
Granted	–	–
Forfeited	(1,250)	177
Restricted stock units at December 31, 2017	215,809	151
Granted	663,460	1
Forfeited	(250)	185
Restricted stock units at December 31, 2018	879,019	38

24.	Income Taxes

Loss before provision for income taxes from continuing operations is attributable to the following geographic locations for the years ended December 31:

	2018	2017	2016
United States	$(6,946)	$(24,757)	$(102,483)
Foreign Countries	1,141	(1,620)	1,060
	$(5,805)	$(26,377)	$(101,423)

The provision for income taxes from continuing operations consists of the following for the years ended December 31:

	2018	2017	2016
Current tax:
Federal tax	$–	$–	$–
State tax	7	7	7
Foreign countries	408	226	676
Total current tax	415	233	683
Deferred tax:
Federal tax	$15	(16)	–
State tax	–	–	–
Foreign countries	(98)	(80)	(77)
Total deferred tax	(83)	(96)	(77)
Total provision for income taxes	$332	$137	$606

The reconciliation between the actual income tax expense and income tax computed by applying the statutory U.S. Federal income tax rate to pre-tax (loss) income before provision for income taxes for the years ended December 31 is as follows:

	2018	2017	2016
Provision for income taxes at U.S. Federal statutory rate	$(1,219)	$(9,232)	$(35,499)
State taxes, net of federal benefit	(168)	(610)	(3,472)
Foreign taxes at different rate	902	1,059	22,536
Non-deductible expenses	(231)	345	(72)
Tax law changes	188	22,813	–
Valuation allowance	45,870	(17,752)	(5,584)
Other	–	5,086	(793)
Disposition of subsidiaries	(45,193)	–	–
Impairments and intangible amortization	–	(3,761)	22,826
Share Based Compensation	579	279	664
Gain on debt modification	(396)	(1,475)	–
Tax penalty	–	3,385	–
	$332	$137	$606

On December 22, 2017, the U.S. enacted the Tax Cuts and Jobs Act (“TCJA” or the “Act”) (which is commonly referred to as “U.S. tax reform”). Among other provisions, the Act reduces the top U.S. federal corporate tax rate from 35% to 21%, requires companies to pay a one-time transition tax on earnings of certain foreign subsidiaries that were previously tax deferred, changes the rules related to uses and limitations of net operating loss carry forwards created in tax years beginning after December 31, 2017, and creates new taxes on certain foreign sourced earnings. The Company has reflected the changes resulting from the Act in the financial statements for the period of enactment, the year ended December 31, 2017. The change in corporate rate resulted in a $22,813 decrease in the Company's gross deferred tax assets, with an offsetting decrease in valuation allowance of the same amount. The Company is not subject to a one-time repatriation tax as no aggregate foreign accumulated earnings and profits existed in the foreign subsidiaries as of December 31, 2018 and 2017. The Company has accounted for additional tax liability in 2018 arising from Global Intangible Low-Taxed Income of $892 which accounted for as a period cost. In accordance with Staff Accounting Bulletin No. 118, the Company determined that the measurement of deferred tax assets and liabilities, as noted above, was accurate and no other adjustments relating to the Act were necessary.

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

	2018	2017
Deferred tax assets:
Net operating loss carry forwards	$66,775	$29,574
Temporary differences due to accrued warranty costs	459	508
Investment in subsidiaries	4,134	4,796
Credits	16	16
Allowance for bad debts	21	23
Fair value adjustment arising from subsidiaries acquisition	4,949	159
Stock compensation	661	712
Unrealized loss on derivatives	5,006	5,389
Unrealized investment loss	4,314	4,644
CFC trade payable	–	2,098
Other temporary differences	7,318	13
Valuation allowance	(93,513)	(47,642)
Total deferred tax assets	140	290
Deferred tax liabilities:
Fair value adjustment arising from subsidiaries acquisition	(515)	(632)
Other	–	(116)
Total deferred tax liabilities	(515)	(748)
Net deferred tax liabilities	$(375)	$(458)

As of December 31, 2018, the Group had a net operating loss carry forward for federal income tax purposes of approximately $289,515, which will start to expire in the year 2028. The Group had a total state net operating loss carry forward of approximately $124,076, which will start to expire in the year 2018. The Group has foreign net operating loss carry forward of $2,212, some of which begin to expire in 2018. The Group had a federal AMT credit of $16, which does not expire.

Utilization of the federal and state net operating losses is subject to certain annual limitations due to the “change in ownership” provisions of the Internal Revenue Code of 1986 and similar state provisions. However, the annual limitation may be anticipated to result in the expiration of net operating losses and credits before utilization.

The Group recognizes deferred tax assets if it is more likely than not that those deferred tax assets will be realized. Management reviews deferred tax assets periodically for recoverability and makes estimates and judgments regarding the expected geographic sources of taxable income in assessing the need for a valuation allowance to reduce deferred tax assets to their estimated realizable value. Realization of the Group’s deferred tax assets is dependent upon future earnings, if any, the timing and amount of which are uncertain. Because of the Group’s lack of earnings history, the net deferred tax assets have been fully offset by a valuation allowance in the U.S.. The valuation allowance increased by $45,870 during the years ended December 31, 2018, decreased by $17,752 and decreased by $5,584 during the years ended December 31, 2017 and 2016, respectively.

The Group has not provided for deferred taxes on the excess of the financial reporting over the tax basis in our investments in foreign subsidiaries that are essentially permanent in duration. The determination of the additional deferred taxes that have not been provided is not practicable. As a result of tax reform, the Group determined that a portion of its current undistributed foreign earnings is no longer deemed reinvested indefinitely by its non-U.S. subsidiaries.

The Group had no unrecognized tax benefits as of December 31, 2018 and 2017, respectively. The Group currently files income tax returns in the U.S., as well as California, Hawaii, New Jersey, and certain other foreign jurisdictions. The Group is currently not the subject of any income tax examinations. The Group’s tax returns generally remain open for tax years after 2011.

The Group has analyzed the impact of adopting ASC 606 on the Group's financial statements and disclosures. There is no material impact on the financial statements of adopting ASC 606 (see Note 3(s)). Therefore, there is no material tax impact either.

25.	Net Loss Per Share

Basic loss per share is computed by dividing loss attributable to ordinary shareholders by the weighted-average number of ordinary shares outstanding for the period. Diluted loss per share reflects the potential dilution of shares by adding other ordinary share equivalents, including stock options, warrants, and restricted ordinary share, in the weighted average number of ordinary shares outstanding for a period, if dilutive. Potentially dilutive shares are excluded from the computation if their effect is anti-dilutive. As a result of the net loss for the years ended December 31, 2018, 2017 and 2016, there is no dilutive impact to the net loss per share calculation for the period.

The following table presents the calculation of basic and diluted net loss per share:

	December 31,	December 31,	December 31,
	2018	2017	2016
Numerator:
Numerator for net loss from continuing operations per share-basic and diluted	$(6,168)	$(26,682)	$(101,696)
Numerator for net loss from discontinued operations per share-basic and diluted	$(6,114)	$(64,398)	$(119,000)
Denominator:
Basic weighted-average ordinary shares	7,262,023	6,826,633	6,415,616
Diluted weighted-average ordinary shares	7,262,023	6,826,633	6,415,616
Basic and diluted net loss per share-continuing operations	$(0.9)	$(4)	$(16)
Basic and diluted net loss per share-discontinued operations	$(0.8)	$(9)	$(18)

For the years ended December 31, 2018, 2017 and 2016, the following securities were excluded from the computation of diluted net loss per share as inclusion would have been anti-dilutive.

	December 31,	December 31,	December 31,
	2018	2017	2016
Share options and non-vested restricted stock	261,450	502,573	555,510
Convertible bonds (see Note 20)	465,430	1,633,851	–
Total	726,880	2,136,424	555,510

26.	Commitments and Contingencies

(a)	Commitments

Product Warranties —The Group offers the industry standard warranty up to 25 years for its PV panels and industry standard five to ten years on inverter and balance of system components. Due to the warranty period, the Group bear the risk of warranty claims long after the Group has shipped product and recognized revenue. In the Group’s cable, wire and mechanical assemblies business, the Group’s historically warranty claims have not been material. In the Group’s solar PV business, the greatest warranty exposure is in the form of product replacement.

During the quarter ended September 30, 2007 and continuing through the fourth quarter of 2010, the Group installed own manufactured solar panels. Since 2011, due to the absence of historical material warranty claims and identical warranty terms, the Group has not recorded any additional warranty provision relating to solar energy systems sold. PV construction contracts entered into during the recent years included provisions under which the Group agreed to provide warranties to the customers. The warranty the Group offers to its customers is identical to the warranty offered to the Group by its suppliers, therefore, the Group passes on all potential warranty exposure and claims, if any, with respect systems sold by the Group to its suppliers. Since the Group do not have sufficient historical data to estimate its exposure, the Group have looked to its own historical data in combination with historical data reported by other solar system installers and manufacturers. Due to the absence of historical material warranty claims, the Group has not recorded a material warranty accrual related to solar energy systems as of December 31, 2018 and 2017.

Operating leases — The Group leases offices, facilities and vehicles under various operating leases, some of which contain escalation clauses. Rental expenses under operating leases included in the statement of operations were $1,133, $1,301 and$1,210 from continuing operations for the years ended December 31, 2018, 2017 and 2016 respectively.

Future minimum payments under non-cancelable operating leases are as follows as of December 31, 2018:

2019	$528
2020	463
2021	284
2022	84
2023	84
Thereafter	1,266
$2,709

Capital commitments —As of December 31, 2018 and 2017, the Group had capital commitments of approximately $6,617 and $22,071, respectively, from continuing operations. These capital commitments were solely related to contracts signed with vendors for procurement of services or PV related products used for the construction of solar PV systems being developed by the Group.

The capital commitments as at balance sheet dates disclosed above do not include those incomplete acquisitions for investment and business as at balance sheet dates as the agreements could either be terminated unconditionally without any penalty or cancelable when the closing conditions as specified in the agreements could not be met.

(b)	Contingencies

On January 26, 2018, Sinsin Group filed a complaint against the Group requesting the payment of outstanding purchase price and related interest of $43,595 (EUR 38,054). On June 25, 2018, an interim measures judgment was made which appointed an interim management of Sinsin, consisting of two members elected by Sinsin Group and one member elected by the Group. The interim management would manage the bank accounts of Sinsin and collect the proceeds of electric energy revenue. As of the issuance of the financial statements, this case is still on the proceeding, and it is uncertain how the court will rule.

The Company’s previous employee filed suit in March 2016 against the Company for breach of the prior employment contract with the Company. The case is still in the early stage of proceeding as of the date of issuance of these financial statements, and it is uncertain how the United States Court will rule on the plaintiff’s appellate brief. Based on the information available to the Company, management believe that it is probable that a loss had been incurred and a provision of $1,323 and $800 was made as of December 31, 2018, and 2017.

The Company did not file 2017 tax return which was due October 16, 2018 and has not received a notice on penalty from the United States Internal Revenue Service (“IRS”) as the date of issuance of financial statements, and the Company submitted the tax filing together with the tax penalty abatement request of 2017 on April 10, 2019. As of the issuance of the financial statements, the Company has not received the result of tax penalty from IRS. Based on the information available to the Company, management believe it is possible that a loss would incur regarding the 2017 late filing tax penalty, while the amount cannot be reasonable estimated and the Company is still waiting for the assessment from IRS, thus no provision was made for the 2017 late filing tax penalty as of December 31, 2018.

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

A substantial percentage of the Group’s net revenue comes from sales made to a small number of customers to whom sales are typically made on an open account basis. There was no customer of which the revenue accounted for 10% or more of total net revenue for the years ended December 31, 2018, 2017 and 2016.

Details of customers accounting for 10% or more of total accounts receivable and notes receivable at December 31, 2018 and 2017, respectively are:

	December 31, 2018		December 31, 2017
Customer		% of Total		% of Total
Valta Solar LLC	$8,366	25%	$–	–
Thermi Venture SA.	6,763	20%	7,100	27%
AES Distribution Energy, LLC	3,525	11%	–	–
KDC Solar Designed LLC	4,823	15%	5,348	21%
	$23,477	71%	$12,448	48%

28.	Segment information

Operating segments are defined as components of a company which separate financial information is available that is evaluated regularly by the client operating decision maker in deciding how to allocate resources and in assessing performance. The Group’s chief operating decision maker is the Chairman, Mr. Peng. Based on the financial information presented to and reviewed by the chief operating decision maker, the Group has determined that it has a single operating and reporting segment: solar energy products and services. The types of products and services in this single segment primarily include: (i) Sales of PV components, (ii) Sales of pre-development solar project, (iii) Sales of PV project assets, (iv) Electricity revenue under PPAs, (v) Bitcoin mining equipment sale and hosting service, (vi) Others.

Net sales by major product and services are as follows:

	For the years ended December 31,
	2018	2017	2016
Sales of PV components	$93,547	$111,795	$86,477
Sales of pre-development solar project	15,794	–	–
Sales of PV project assets	10,809	6,042	14,914
Electricity revenue with PPAs	3,043	2,793	12,311
Bitcoin mining equipment sale and hosting service	1,052	–	–
Others	1,337	890	900
	$125,582	$121,520	$114,602

Net sales by geographic location are as follows:

	For the years ended December 31,
Location (a)	2018	2017	2016
United Kingdom	$932	$6,903	$694
Australia	91,381	112,174	81,241
United States	18,721	–	6,622
Greece	378	–	8,737
Japan	12,437	511	12,893
Italy	1,733	1,932	1,740
Germany	–	–	2,675
	$125,582	$121,520	$114,602

(a)	Sales are attributed to countries based on location of customers.

Geographic information, which is based upon physical location, for long-lived assets was as follows:

Location	December 31, 2018	December 31, 2017
Greece	$2,637	$2,997
United States	16,368	16,368
Italy	9,038	9,952
Japan	–	–
UK	9,642	10,578
Australia	2,285	2,853
Germany	–	–
	$39,970	$42,748

29.	Related Party Transactions

The amount due from related parties of $39 and $94 as of December 31, 2018 and 2017 represented the advance payment to management for business operation.

The amount due to related parties of $79 and $nil as of December 31, 2018 and 2017 mainly represented the short term borrowing made from related parties.

In 2018, the Group disposed SPI China to Lighting Charm, an affiliate of Ms. Shan Zhou, the spouse of Xiaofeng Peng, the Group’s Chairman of the Board of Directors and Chief Executive Officer. As of the December 10, 2018, the disposition was closed (see Note 4 Disposition of SPI China).

30.	Subsequent Events

(a)	Private placement of shares

On January 17, 2019, the Company announced the entry into share purchase agreements with certain existing shareholders (including certain key management personnel of the Company) and other investors (collectively, the "Purchasers"), to purchase an aggregate of 6,600,000 ordinary shares of the Company (the "Shares") at a price of US$1.16 per Share, for a total consideration of approximately US$7.7 million.

The Shares are being offered and sold solely to non-U.S. investors, on a private placement basis in reliance on Regulation S promulgated under the U.S. Securities Act of 1933, as amended. The completion of the above transaction is subject to the satisfaction of customary closing conditions. The Purchasers are subject to a 90-day lock-up period beginning on the closing date. The private placement was closed as of April 14, 2019.

(b)	Heliohrisi Purchase Agreement

On March 20, 2019, the Group entered into a Share Purchase Agreement (“Heliohrisi Purchase Agreement”) with Thermi Taneo Venture Capital Fund (“Thermi”) and purchased 100% equity interest of Heliohrisi at a cash price of $3,943 (EUR 3,442). Heliohrisi Company located in Greece, with a solar photovoltaic project of 1.988 MW peak capacity. Pursuant to Heliohrisi Purchase Agreement, the closing date of the acquisition was March 21, 2019, and the Group obtained related control of Heliohrisi.

