Form 20-F
period 2019-12-31
SPI Energy Co., Ltd.
filed 2020-06-30
CIK 1210618

Table of Contents

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐       REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒       ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

OR

☐       TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to __________.

OR

☐       SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _____________

Commission file number: 001-37678

SPI Energy Co., Ltd.
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)

Cayman Islands
(Jurisdiction of incorporation or organization)

#1128, 11/F, No. 52 Hung To Road, Kwun Tong, Kowloon,
Hong Kong SAR, China
(Address of principal executive offices)

Xiaofeng Peng, Chief Executive Officer
4677 Old Ironsides Drive, Suite 190,

Santa Clara, CA 95054

Telephone: +1 408-919-8000
Fax: +1 888-633-0309

Email: denton.peng@spigroups.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol	Name of each exchange on which registered
Ordinary Shares, par value $0.0001 per share	SPI	(The NASDAQ Global Select Market)

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

14,837,469 ordinary shares as of June 29, 2020

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

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

☐ Yes     ☒ No

Explanatory Note

As a result of the global outbreak of the COVID-19, SPI Energy Co., Ltd. (the “Company”) was unable to meet the original filing deadline of this Annual Report on Form 20-F (the “Annual Report”). The Company’s business and facilities are located in Australia, Italy, US, Greece, Hong Kong and Japan. In order to avoid the risk of the virus spreading, the Company has been following the recommendations of local health authorities to minimize exposure risk for its employees, including the temporary closures of its corporate offices, having employees work remotely and travel restrictions or suspension. As a result, the Annual Report could not be completed by the original filing deadline.

Because the outbreak of COVID-19 prevented the Company from filing the Annual Report on a timely basis, the Company relied on the order issued by the U.S. Securities and Exchange Commission dated March 25, 2020 (Release No. 34-88465) (the “SEC Order”), providing conditional relief to public companies that are unable to timely comply with their filing obligations as a result of the outbreak of COVID-19 and extending the original due date by 45 days as permitted by the SEC Order.

i

CONVENTIONS THAT APPLY TO THIS ANNUAL REPORT

Unless otherwise indicated and except where the context otherwise requires, references in this annual report on Form 20-F to:

•	“we,” “us,” “our Company,” “our” or “SPI Energy” refer to SPI Energy Co., Ltd., a Cayman Islands holding company and its subsidiaries or any of them, or where the context so requires, in respect of the period before our Company became the holding company of its present subsidiaries, such subsidiaries as if they were subsidiaries of our Company at the relevant time;
•	“2017,” “2018” and “2019” refers to our fiscal years ended December 31, 2017, 2018 and 2019, respectively;
•	“ADSs” refers to the American depositary shares, each representing ten ordinary shares, which were listed on the NASDAQ Global Select Market under the symbol of “SPI” between January 19, 2016 and September 18, 2017;
•	“AUD” or “Australian Dollar” refers to the legal currency of Australia;
•	“BT model” refers to our build-and-transfer model;
•	“China” and “PRC” refer to the People’s Republic of China, excluding, for purposes of this annual report, Hong Kong and Macau special administrative regions and Taiwan;
•	“DG” refers to distributed generation;
•	“EPC” refers to engineering, procurement and construction services;
•	“EUR” or “Euro” refers to the legal currency of the countries comprising the euro area;
•	“British Pound” or “GBP” refers to the legal currency of the United Kingdom;
•	“Japanese Yen” or “JPY” refers to the legal currency of Japan;
•	“FIT” refers to feed-in tariff(s);
•	“IPP model” refers to our independent power producer model;
•	“LDK” refers to LDK Solar Co., Ltd.;
•	“O&M” refers to operating and maintenance;
•	“PP”refers to power purchase agreement(s);
•	“PV” refers to photovoltaic;
•	“Redomicile Merger” refers to the redomicile of Solar Power, Inc. to the Cayman Islands through a merger with and into a wholly-owned subsidiary of SPI Energy Co., Ltd., which was completed on January 4, 2016;
•	“RMB” or “Renminbi” refers to the legal currency of China;
•	“Shares” or “ordinary shares” refers to our ordinary shares, par value $0.0001 per share;
•	“SPI” refers to Solar Power, Inc., a company incorporated under the laws of California;
•	“U.K.” refers to the United Kingdom;
•	“U.S.” refers to the United States of America;
•	“U.S. dollar” or “$” refers to the legal currency of the United States of America; and
•	“watt” or “W” refers to the measurement of total electrical power, where “kilowatt” or “kW” means one thousand watts, “megawatt” or “MW” means one million watts and “gigawatt” or “GW” means one billion watts.

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

The conversion of amounts of Australian Dollars, Euros and Renminbi, respectively, into U.S. dollars in this annual report, made solely for the convenience of readers, is based on the noon buying rates in the city of New York for cable transfers of Australian Dollars, Euros, British Pounds, Japanese Yen and Renminbi, respectively, as certified for customs purposes by the Federal Reserve Bank of New York as of December 31, 2019, which was AUD 0.7030 to $1.00, EUR0.8907 to $1.00, GBP0.7536 to $1.00, JPY108.67 to $1.00 and RMB6.9618 to $1.00, respectively, unless indicated otherwise. No representation is intended to imply that the Australian Dollar, Euro, British Pounds, Japanese Yen or Renminbi could have been, or could be, converted, realized or settled into U.S. dollars at the foregoing rates or any other rate.

PART I

Safe Harbor

This annual report on Form 20-F for the fiscal year ended December 31, 2019, and information we provide in our press releases, telephonic reports and other investor communications, including those on our website, contains forward-looking statements within the meaning of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Securities Act of 1933, as amended (the “Securities Act”), which are subject to risks, uncertainties, and assumptions that are difficult to predict. All statements in this annual report on Form 20-F, other than statements of historical fact, are forward-looking statements. These forward-looking statements are made pursuant to safe harbor provisions of the Private Securities Litigation Reform Act of 1995.

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

Our Selected Consolidated Financial Data

The following selected consolidated statements of operations data for the years ended December 31, 2017, 2018 and 2019 and the selected consolidated balance sheet data as of December 31, 2018 and 2019 are derived from our audited consolidated financial statements included elsewhere in this annual report. The selected consolidated statements of operations data for the years ended December 31, 2015 and 2016 and the consolidated balance sheet data as of December 31, 2015, 2016 and 2017 are derived from our audited consolidated financial statements not included in this annual report. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. The historical results are not necessarily indicative of results to be expected in any future periods.

On January 1, 2017, we deconsolidated Sinsin Renewable Investment Limited, a Malta company (“Sinsin”) due to loss of control.

On December 10, 2018, the SPI China (HK) Limited and all China business were divested.

	For the year ended December 31,
	2015	2016	2017	2018	2019
		*	*	*
Consolidated Statements of Operations Data:
Net sales:
Net sales	190,510	114,602	121,520	125,582	97,883
Total net sales	190,510	114,602	121,520	125,582	97,883
Cost of goods sold:
Cost of goods sold	176,469	102,147	111,428	114,525	90,693
Provision for losses on contracts	5,932	385	–	–	–
Total cost of goods sold	182,401	102,532	111,428	114,525	90,693
Gross profit	8,109	12,070	10,092	11,057	7,190
Operating expenses:
General and administrative	76,747	13,728	13,994	12,225	15,158
Sales, marketing and customer service	39,428	3,238	2,944	2,285	2,398
Provision (reverse) for doubtful accounts, notes and other receivables	45,328	7,106	1,693	(501)	4,115
Impairment charges on property, plant and equipment	10,853	79,598	740	–	2,235
Impairment charges on project assets	–	–	–	–	2,455
Total operating expenses	172,356	103,670	19,371	14,009	26,361
Operating loss	(164,247)	(91,600)	(9,279)	(2,952)	(19,171)
Other income (expense):
Interest expense	(9,275)	(3,494)	(8,087)	(6,665)	(3,923)
Interest income	2,218	802	384	320	155
Gain on extinguishment of convertible bonds	–	–	7,121	–	–
Change in fair value of derivative liability	(15,650)	(2,328)	–	–	285
Reversal (accrual) of tax penalty	–	–	(9,670)	–	6,890
Gain on troubled debt restructuring	–	–	–	1,887	–
Loss on investment in affiliates	(2,493)	(6,296)	(2,214)	–	–
Net foreign exchange gain(loss)	4,412	646	(5,141)	1,118	1,261
Others	628	847	509	487	(553)
Total other income (expense), net	(20,160)	(9,823)	(17,098)	(2,853)	4,115
Loss from continuing operations before income taxes	(184,407)	(101,423)	(26,377)	(5,805)	(15,056)
Income taxes expense	673	606	137	332	92
Loss from continuing operations	(185,080)	(102,029)	(26,514)	(6,137)	(15,148)
Loss from discontinued operations, net of tax	–	(118,939)	(64,445)	(6,122)	–
Net loss	(185,080)	(220,968)	(90,959)	(12,259)	(15,148)
Net loss per common share:
Basic and Diluted	(30)	(34)	(13)	(1.7)	(1.20)
Net loss from continuing operations per common share:
Basic and Diluted	(30)	(16)	(4)	(0.9)	(1.20)
Net loss from discontinued operations per common share:
Basic and Diluted	–	(18)	(9)	(0.8)	–
Weighted average number of common shares used in computing per share:**
Basic and Dilutive	6,120,471	6,415,616	6,826,633	7,262,023	12,733,062

	As of December 31,
	2015	2016	2017	2018	2019
	*	*	*	*
Summary Consolidated Balance Sheet Data:
Cash and cash equivalents continuing	6,021	2,024	2,238	4,141	2,764
Current assets of continuing operations	91,869	70,160	78,879	73,883	56,489
Current assets of discontinued operations	301,700	84,173	52,433	–	–
Total current assets	393,569	154,333	131,312	73,883	56,489
Total assets	709,570	361,818	317,311	188,728	178,853
Current liabilities of continued operations	156,976	160,449	172,990	166,531	170,017
Current liabilities of discontinued operations	316,575	170,079	213,316	–	–
Total current liabilities	473,551	330,528	386,306	166,531	170,017
Total liabilities	493,012	374,746	414,955	188,658	184,328
Total equity (deficit)	216,558	(12,928)	(97,644)	70	(5,475)
Total liabilities and equity	709,570	361,818	317,311	188,728	178,853

* The China business was discontinued operations after the disposal, the consolidated statements of operations data for the years ended December 31, 2016 and 2017 and the consolidated balance sheet data as of December 31, 2015, 2016 and 2017 were reclassified to conform to current year presentation, while the consolidated statements of operations for the years ended December 31, 2015 was not reclassified as management considered it not cost-effective to do so.

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

We incurred net losses of $91.0 million, $12.3 million and $15.1 million in 2017, 2018 and 2019, respectively. We had an accumulated deficit of $585.4 million as of December 31, 2019. We also had a working capital deficit of $113.5 million as of December 31, 2019. In addition, we have substantial amounts of debts that became due in 2017, 2018 and 2019.

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

The report of our independent registered public accounting firm on our financial statements as of and for the year ended December 31, 2019 includes discussions on our ability to continue as a going concern. Although we have formulated a liquidity plan as summarized under Note 2 to our consolidated financial statements appearing elsewhere in this annual report, we cannot assure you that we will be able to successfully execute this liquidity plan. The amount of liquidity that we need may be greater than we currently anticipate as a result of additional factors and events beyond our control, such as global economic slowdown, continued downturn in the global PV market, potential financial crises globally or in any region where we conduct a significant portion of our business, changes in the regulatory and business environments, including international trade-related sanctions, which may prevent us from operating normally or from effectively competing in the PV industry. All of these and other factors and occurrences may increase our cash requirements and make us unable to satisfy our liquidity requirements and we may, as a result, be unable to continue as a going concern.

We have revised the assumptions underlying our existing operating plans and recognized the fact that additional actions were needed to reposition our operations to minimize our cash outflows. Therefore, we are undertaking a number of initiatives in order to conserve or generate cash on an incremental basis in 2019. For a detailed discussion of these initiatives and strategies, please see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources— Capital Resources and Material Known Facts on Liquidity.”

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

We have outstanding convertible bonds of $55.0 million under a convertible bond agreement (“Convertible Bond Agreement”) with certain bond holders, which were defaulted in June 2016 and not repaid through December 31, 2017. On February 12, 2017, we entered into the first amendment agreement (the “1st Amendment”) with Union Sky Holding Group Limited (“Union Sky”), one of the holders of our convertible bonds, to extend the maturity date of the bonds, pursuant to which the repayment of US$6.6 million, US$6.7 million and US$6.7 million of the principal amount of the convertible bond were due by April 30, 2017, January 30, 2018 and January 30, 2019, respectively. Union Sky has the option to convert those outstanding amounts under the Convertible Bond Agreement and its 1st Amendment into the equity interest in our company at a conversion price of $1.372 per share. We were not able to make the first payment as of April 29, 2017. We have been in communications with the holders of our convertible bonds, including Union Sky, to further extend the maturity date of the bonds, and subsequently on June 29, 2018, the Company entered into another amendment agreement (the “2nd Amendment”) with the Union Sky and Magical Glaze Limited (the “MGL”), a company incorporated under the laws of British Virgin Islands, pursuant to which the Union Sky transferred all the rights and obligations under the Convertible Bond Agreement and 1st Amendment to MGL, and the maturity date of such bond was extended. According to the 2nd Amendment, the repayments of US$6.6 million, US$6.7 million and US$6.7 million of the principal amount of the bond and interest thereon should be due by December 2019, June 2020 and December 2020, respectively. As of the date of this annual report, we missed the December 2019 repayment and expect to miss the June 2020 repayment. We have been working on negotiating a third amendment to the Convertible Bond Agreement but have not yet obtained a further extension from the bond holders.

If we are unable to enter into settlement arrangements with all of the parties with whom we are in default, we could be forced to cease operations.

Certain minority stockholders of Solar Juice Pty Ltd (“Solar Juice Australia”), our 80% owned subsidiary in Australia, took certain actions that, if effective, would result in us owning only a minority interest in Solar Juice Australia, which would mean that we no longer have control of Solar Juice Australia and no longer be able to consolidate its financial results into our financial statements.

In May, 2020, certain minority stockholders of Solar Juice Australia took certain actions that, if effective, would result in our owning only a minority interest in Solar Juice Australia, which could cause us to no longer be able to control Solar Juice Australia or consolidate its financial results into our financial statements. This would result in a material adverse effect on our financial results since Solar Juice Australia accounts for 82.3% of our revenues and 15.7% of our assets.

In May 2020, Solar Juice Co. Ltd. (“Solar Juice Co”),a wholly owned subsidiary of the Company, in its capacity as shareholder of Solar Juice Australia together with Mr. Kun Fong Lee and Mr. Jinhan Zhou (who hold shares in Solar Juice as trustee for Solar Juice Co) ("SPI Shareholders") commenced proceedings in the Federal Court of Australia as plaintiffs against its other shareholders and some of its other directors and purported directors and against Solar Juice Australia ("Defendants") in relation to a purported new rights issue undertaken by Solar Juice Australia, the purported removal by those other shareholders of Mr. Kun Fong Lee and Mr. Jinhan Zhou as directors of Solar Juice Australia and the purported appointment of an additional director. The SPI Shareholders allege that the purported new rights issue and the subsequent purported removal and appointment of directors are invalid and ineffective and therefore should be set aside. If effective, the purported rights issue will result in the SPI Shareholders' shareholding in Solar Juice Australia being reduced from 80% to 40%.

If our lawsuit is not successful, our financial results and stock price will be materially adversely affected.

We conduct our business in diverse locations around the world and are subject to economic, regulatory, social and political risks internationally and in the regions where we operate.

We currently conduct our business operations in the U.S., Japan, U.K., Greece, Italy and Australia, and as of June 29, 2020, we own and operate 16.8 MW of solar projects and have 19.636 MW of solar projects under construction across the world. Our business is therefore subject to diverse and constantly changing economic, regulatory, social and political conditions in these markets.

Operating internationally exposes us to a number of risks globally and in each of the markets where we operate, including, without limitation:

•	global economic and financial conditions, including the stability of credit markets, foreign currency exchange rates and their fluctuations;

•	the supply and prices of other energy products such as oil, coal and natural gas in the relevant markets;

•	changes in government regulations, policies, taxes and incentives, particularly those concerning the electric utility industry and the solar industry;

•	reconciling heterogeneous, complex or contradictory regulations across different jurisdictions, international trade policies, including trade restrictions, embargoes and local sourcing or service requirements;

•	political risks, including risks of expropriation and nationalization of assets, potential losses due to civil unrests, acts of terrorism and war, regional and global political or military tensions, strained or altered foreign relations;

•	compliance with diverse and complex local environmental, safety, health, labor and other laws and regulations, which can be onerous and costly, as the magnitude, complexity and continuous amendments to the laws and regulations are difficult to predict and liabilities, costs, obligations and requirements associated with these laws and regulations may be substantial;

•	dependence on local governments, utility companies and other entities for electricity, water, telecommunications, transportation and other utilities or infrastructure needs;

•	difficulties associated with local operating and market conditions, particularly regarding customs, taxation and labor;

•	difficulties for our senior management to effectively supervise local management teams in diverse locations;

•	increased difficulty in protecting our intellectual property rights and heightened risk of intellectual property disputes;

•	failure of our contractual counter-parties to honor their obligations to us, and potential disputes with regulatory authorities, customers, contractors, suppliers, local residents or communities;

•	obtaining fair access and legal remedies or benefits through local judicial or administrative bodies; and

•	failure to adapt to effectively to local competitive environments.

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

For the past few years, we have expanded our global project development business under our independent power producer model, or IPP model, or our build-and-transfer model, or BT model, by ramping up our portfolio of solar projects. This limited operating history of developing and operating solar projects under our IPP and BT model may not be a reliable indicator of our future performance.

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

 Due to the change in our strategic focus and revenue generating efforts in 2014, our prior operating history and historical operating results may not provide a meaningful basis for evaluating our business, financial performance and prospects.

Period-to-period comparisons of our operating results and our results of operations for any period should not be relied upon as an indication of our performance for any future period. We have incurred net losses since our inception and as of December 31, 2019, we had an accumulated deficit of approximately $585.4 million. While we have had decreasing losses year over year, we may not be able to achieve or maintain profitability in the near future.

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

We require a significant amount of cash to meet our capital requirements and fund our operations, including payments to suppliers for PV modules and components and to bank for project loan. As of December 31, 2019, we had $2.9 million in outstanding short-term borrowings (and the current portion of long-term borrowings) and $6 million in outstanding long-term borrowings (excluding the current portion).

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

Before we achieve economies of scale in terms of our IPP projects and receive steady electricity generation income, our revenue in a given period will depend on the number of solar projects sold under our BT model and sale of PV modules and solar component, and therefore is subject to significant fluctuations. For instance, we may generate a significant portion of our revenues from the one-time sale of solar projects for certain periods. Moreover, certain aspects of our operations will also be subject to seasonal variations. For example, we may schedule significant construction activities to connect solar projects to the grids prior to a scheduled decrease in FIT rates in order to qualify for more favorable FIT policies.

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

We generally recognize revenue from our EPC services on a “cost-based input method,” and as a result, revenues from our EPC services are driven by the performance of our contractual obligations, which is in turn generally driven by timelines of the installation of solar power systems at customer sites. Such arrangement could result in unpredictability of revenue and in the near term, a revenue decrease. As with any project-related business, there is potential for delays within any particular customer project. Variation of project timelines and estimates may impact our ability to recognize revenue in a particular period. In addition, certain EPC contracts may provide for payment milestones due at specified stages throughout the development of a project. Because we must invest substantially in a project in advance of achieving these milestones and receiving payments, delay or cancellation of a project could adversely affect our business and results of operations.

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

In 2014, we commenced our global project development business by ramping up our portfolio of solar projects under both our IPP, BT and EPC models. The attributable capacity of our projects in operation is 16.8 MW, projects under construction 19.636 MW, and had an aggregate of 10.24MW of projects in announced pipeline as of June 29, 2020. See “Item 4. Information on the Company—B. Business Overview—Our Global Project Development Business.” The development of solar projects involves numerous risks and uncertainties and require extensive research, planning and due diligence. Before we can determine whether a solar project is economically, technologically or otherwise feasible, we may be required to incur significant capital expenditure for land and interconnection rights, preliminary engineering, permitting, legal and other work. Success in developing a particular solar project is contingent upon, among others:

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

The projects in our solar project portfolio are relatively new with expected operating life of more than 20 years. The majority of our projects in operation as of December 31, 2019 commenced operations since 2014. In addition, the projects we acquire in the future may not have commenced construction or operation or otherwise have a limited operating history. As a result, our assumptions and estimates regarding the future performance of these projects are, and will be, made without the benefit of a meaningful operating history, which may impair our ability to accurately assess the potential profitability of the projects. The performance of these projects will also be subject to risks inherent in newly constructed renewable energy projects, including breakdowns and outages, latent defects, equipment that performs below our expectations and system failures. Failure of some or all of our projects to perform up to our expectations could have a material adverse effect on our business, financial condition and results of operations.

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

Our management identified material weaknesses in our internal control over financial reporting, and our chief executive officer concluded that our disclosure and internal controls and procedures were not effective as of December 31, 2019. See “Item 15. Controls and Procedures” for more information. There can be no assurance as to how quickly or effectively we can remediate the material weaknesses in our internal control over financial reporting or that additional material weaknesses will not be identified in the future.

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

The prices of Bitcoin and other cryptocurrencies have been fluctuating wildly in the last few months. If there is fewer people who want to conduct cryptocurrency mining operations due to the wild fluctuation, the demand for our services will decline.

The prices of cryptocurrencies have been fluctuating wildly in the last few months. Such fluctuation may make cryptocurrency mining less profitable. If the price of cryptocurrencies falls or does not increase, fewer people are likely to conduct cryptocurrency mining operations, which would reduce the demand for our services.

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

We need to access a large quantity of power at a reasonable cost in order to provide our cryptocurrency mining services; if we are unable to access such power sources, we will not be able to continue providing cryptocurrency mining services profitably.

We need to access a large quantity of power at a reasonable cost in order to provide our cryptocurrency mining services, and we do not have any long-term contract for the provision of power at specified prices. As competition in this area increases, we may not be able to access power at reasonable costs or at all. If we are unable to access new power sources, or the price of our current power sources significantly increase, we will not be able to continue providing cryptocurrency mining services profitably.

The hemp and CBD industries are evolving yet highly regulated and we must anticipate and respond to changes and risks.

In September 2019, the Company launched a hemp and Cannabidiol (“CBD”) businesses and as of the date of this annual report, our hemp and CBD businesses have no revenue derived from this business. The hemp and CBD industries are not yet well-developed, and many aspects of the industries’ development and evolution cannot be accurately predicted. In addition, the hemp and CBD businesses are heavily regulated in the jurisdiction(s) where we carry on such businesses. Although the hemp and CBD businesses contribute nil to our total revenue,our hemp and CBD businesses are subject to various laws, regulations and guidelines by governmental authorities relating to, among other things, the manufacture, marketing, management, transportation, storage, sale, pricing and disposal of cannabis, U.S. hemp and cannabis-based products, and also including laws, regulations and guidelines relating to health and safety, insurance coverage, the conduct of operations and the protection of the environment. You should carefully consider that there are other risks that cannot be foreseen or are not described herein, which could affect Company’s business and financial performance.

DEA Regulation of CBD Varies Depending on the Concentration of THC

Under Drug Enforcement Administration (DEA) regulations, marijuana is a Schedule 1 drug not approved as a medication in the United States; however, hemp has been distinguished from marijuana under the definition revised in 2018. Hemp is defined as the plant Cannabis sativa L. and any part of that plant — including the seeds and all derivatives, extracts, cannabinoids, isomers, acids, salts, and salts of isomers, whether growing or not — with a THC concentration of not more than 0.3 percent on a dry weight basis.

U.S. Food and Drug Administration ( FDA) Regulations Do Not Permit CBD as a Food Additive or Dietary Supplement

Analysis of the potential for regulatory impact on any type of CBD product is fact-specific and requires close evaluation of several factors, including the type of product (e.g., food, dietary supplement, or cosmetic), product’s labeling, and the existing compliance structure of the product developer or manufacturer. The FDA regulates CBD if it is used as a food additive, a dietary supplement or in cosmetic products, or if it is advertised as a drug.

Rapidly Changing State Laws May Impose Further Restrictions on CBD Products

Where CBD products are sold or manufactured, it is important to review applicable state law to determine any further restrictions on CBD. For instance, the North Carolina Department of Agriculture and Consumer Services recently announced it would send letters to businesses notifying them that the sale of CBD in food, drinks and animal food violates state and federal law. Further, in February 2019, Maine and New York announced that restaurants and other retailers may not sell products containing CBD and that the states would begin enforcing these restrictions. These state restrictions may significantly impact overall sales of CBD products as the regulatory landscape continues to evolve.

Avoid Certain Advertising and Labeling Claims for CBD Products

Marketing claims about the therapeutic benefits of CBD may inadvertently subject CBD product manufacturers to FDA’s drug regulations. Claims that CBD can treat or mitigate a disease or condition, for instance, may run afoul of FDA’s position on CBD product marketing. To date, the FDA has approved only one drug directly using CBD - Epidiolex - which treats two rare forms of childhood epilepsy. The FDA has not determined that CBD is safe or effective for treating any other particular disease or condition. Accordingly, companies should avoid making claims that CBD will aid in the treatment of any particular disease or condition or provide any particular health benefits. FDA further clarified that it will continue to aggressively pursue companies marketing CBD products with “egregious and unfounded claims that are aimed at vulnerable populations.”

Federal Regulation of CBD Will Continue to Evolve

The FDA’s position on CBD is not static, and potential investors should continue to monitor the evolving federal landscape. The FDA recently held a public hearing to obtain scientific data and information about the safety, manufacturing, product quality, marketing, labeling and sale of products containing cannabis or cannabis-derived compounds. The FDA also announced that it is forming a high-level internal agency working group to explore potential pathways for dietary supplements and/or conventional foods containing CBD to be lawfully marketed. The group will consider what statutory or regulatory changes might be needed and the likely impact of such marketing on public health. As stakeholders weigh in on thisissue, FDA’s position on this topic likely will continue to evolve.

Covid-19 continues to impact on alfalfa hay transportation

With Asia’s increasing demand for American alfalfa hay, we have recognized the importance of exporting to the Asian market. However, the uncertainty around the coronavirus has disrupted global markets and the U.S. market has not been immune. Major oceanic carriers have reduced the frequency of their shipments, disrupting our supply chain. This required U.S. exporters to reschedule shipments and work to find boat space for new shipments. Fortunately, there is sustained demand from major importing countries, but logistics will be a challenge in the coming months.

U.S.-China trade disruption remains unclear

The outcome of the U.S.-China trade war remains unclear. There might be future disruptions in the market with potential for tariffs being set on our products. This will affect the Chinese demand for our products if our products become more expensive than Chinese local producers when tariffs are added to our prices. However, alfalfa hay is exempted from tariffs since September 2019 for one year so we are currently unaffected.

Weather Condition may lead to decline in Hay production

Weather conditions are a huge factor affecting alfalfa hay production. Increasingly random weather patterns due to global warming could post a potential risk to production levels.

Risks Related to COVID-19

Our business and financial results may be materially adversely affected by the current COVID-19 pandemic outbreak.

The pandemic of a novel coronavirus (COVID-19) has resulted in a widespread health crisis that has adversely affected the economies and financial markets worldwide. Government efforts to contain the spread of the coronavirus through lockdowns of cities, business closures, restrictions on travel and emergency quarantines, among others, and responses by businesses and individuals to reduce the risk of exposure to infection, including reduced travel, cancellation of meetings and events, and implementation of work-at-home policies, among others, have caused significant disruptions to the global economy and normal business operations across a growing list of sectors and countries.

Our operating results substantially depend on revenues derived from sales of PV project assets, provision of electricity and our Australian subsidiary’s trading of PV components. As the COVID-19 spread continues, the measures implemented to curb the spread of the virus have resulted in supply chain disruptions, insufficient work force and suspended manufacturing and construction works for solar industry. One or more of our customers, partners, service providers or suppliers may experience financial distress, delayed or defaults on payment, file for bankruptcy protection, sharp diminishing of business, or suffer disruptions in their business due to the outbreak. These preventative measures have also impacted our daily operations. The efforts enacted to control COVID-19 have placed heavy pressure on our marketing and sales activities. Moreover, due to the decrease in prices of crude oil, the demand for solar energy can decrease in the near future. We continue to assess the related risks and impacts COVID-19 pandemic may have on our business and our financial performance. In light of the rapidly changing situation across different countries and regions, it remains difficult to estimate the duration and magnitude of COVID-19 impact. Until such time as the COVID-19 pandemic is contained or eradicated and global business return to more customary levels, our business and financial results may be materially adversely affected.

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

As of the date of this annual report, we had 14,837,469 ordinary shares outstanding, including 4,289,340 ordinary shares, or approximately 28.9% of our total ordinary shares outstanding, held by Mr. Xiaofeng Peng, our director, executive chairman of the board of directors and chief executive officer. The possibility that substantial amounts of our outstanding ordinary shares may be sold by Mr. Xiaofeng Peng or the perception that such sales could occur, or “equity overhang,” could adversely affect the market price of our ordinary shares, and could impair our ability to raise additional capital through the sale of equity securities in the future.

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

Our legal and commercial name is SPI Energy Co., Ltd. Our principal executive office is located at #1128, 11/F, No. 52 Hung To Road, Kwun Tong, Kowloon, Hong Kong SAR, China. Our telephone number at this address is +852 2291 6020 and our fax number is +852 2291 6030. Our registered office is situated at 4th Floor, Harbour Place, 103 South Church Street, PO Box 10240, George Town, Cayman Islands.

The Company was incorporated by SPI as a company limited by shares in the Cayman Islands on May 4, 2015. On January 4, 2016, we completed the redomiciliation of SPI to the Cayman Islands, whereby SPI merged with and into a wholly-owned subsidiary of the Company and the holders of SPI common stock received ADS representing ordinary shares of the Company. As a result, the former shareholders of SPI became the beneficial owners of the capital stock of the Company, and the Company, together with our subsidiaries, now own and continue to conduct SPI’s business in substantially the same manner as was conducted by SPI and its subsidiaries. The Company is also managed by substantially the same board of directors and executive officers that managed SPI previously.

We raised a significant amount of cash for our working capital purposes from the issuance of shares of SPI’s common stock and convertible notes in 2014, 2015 and 2016 to non-U.S. investors in private placements. In those periods, we entered into various private placement share purchase agreements and option agreements with a number of non-U.S. investors and issued approximately 14.6 million unregistered shares or options to purchase shares of SPI’s common stock in reliance on Regulation S of the Securities Act, or Regulation S, mostly at a per share purchase price benchmarked to the prevailing trading price of SPI’s shares at the respective dates of these agreements, and raised an aggregate of $401.58 million. We also raised $55.0 million of cash by issuing unregistered convertible notes to non-U.S. investors in reliance of Regulation S promulgated under the U.S. Securities Act of 1933, as amended (“Regulations S”) in 2014 and 2015. In January 2016, we raised $5 million by issuing 2.5 million ordinary shares, in reliance on Regulation S, to a non-U.S. investor who exercised an option to purchase our ordinary shares pursuant to an option agreement with our Company. In September 2016, we entered into share purchase agreements with certain existing shareholders, including certain members of our management and other investors, pursuant to which we agreed to issue and sell an aggregate of 386.1 million ordinary shares for a total consideration of approximately $100 million. In January 2017, we completed approximately $0.881 million of its $100 million private placement. The investors in these transactions have advised us that they no longer wish to close on these transactions.

On January 17, 2019, we entered into share purchase agreements with certain existing shareholders (including certain key management personnel of the Company) and other investors (collectively, the “Purchasers”), pursuant to which the Purchasers agreed to purchase an aggregate of 6,600,000 ordinary shares of the Company at a price of US$1.16 per Share, for a total consideration of approximately $7.7 million. The transaction was closed on April 12, 2019. Those shares were being offered and sold to private investors, on a private placement basis in reliance on Regulation S. Those shares have not been and will not be registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration. Net proceeds from the sale of those shares are intended to be used for expansion of our global PV project activities and general corporate purposes.

Between January 19, 2016 and September 18, 2017, our ADSs were listed on the NASDAQ Global Select Market under the symbol of “SPI”. The Bank of New York Mellon, the depositary bank for the ADS facility, terminated our ADS facility on September 18, 2017. Following such termination, we listed our ordinary shares, par value US$0.0001 per share, for trading on NASDAQ Global Select Market in substitution for our ADSs. On September 19, 2017, our ordinary shares began trading on the NASDAQ Global Select Market under the symbol of “SPI”.

On January 1, 2017, we deconsolidated Sinsin due to loss of control.

In September 2017, we entered into a framework share purchase agreement to acquire 100% equity interests of three Greek companies, namely THERMI SUN S.A, HELIOHRISI S.A., and HELIOSTIXIO S.A., from THERMI TANEO Venture Capital Fund (“TTVCF”), for a total consideration of EUR 16.8 million, subject to certain adjustments. The transaction is subject to customary closing conditions. These three companies own a total of four PV plants with 7.4MWp PV installations in northern Greece. The closing of the transaction took place in three separate stages (one for each company under acquisition). The acquisition of HELIOSTIXIO S.A. was closed in December 2017. The Company completed the second-stage acquisition of 100% of the equity interest of HELIOHRISI S.A., which owns 1.988 MW of photovoltaic projects in Greece on March 20 2019. The last of three acquisitions of 100% of the equity interest of THERMI SUN S.A., which owns 4.4 Megawatts (“MW”) of photovoltaic (“PV”) projects in Greece, was closed in November 1, 2019. With 7.4MWp PV installations added to SPI Energy’s existing PV portfolio in Greece, the Company becomes one of the significant PV owners in Greece.

On December 10, 2018, we divested all our business and operations in China for nominal consideration due to the significant liabilities in the business.

On July 23 2019, the Company entered into a framework agreement to acquire up to eight solar PV projects, totaling 21MW in the State of Oregon (the “Oregon Portfolio”). On August 26, 2019, the Company completed the closing of Manchester and Waterford solar projects with a total of approximately 5.4MW. On September 10, 2019, the Company completed the closing on the Belvedere project with approximately 3.56MW of clean energy for the local community. On September 24, 2019, the Company completed the closing of the Dover and Clayfield solar projects with a total of approximately 5.45MW. On April 22, 2020, the Company completed the acquisition of the Cork project with a total of approximately 1.5MW. The Company has now closed 6 of the 8 projects within the Oregon Portfolio.

On September 26, 2019, the Company completed the closing on the sale of Sun Roof II and Sun Roof V to Theia Investments (Italy) S.r.l. (“Theia”) a company established by an infrastructure fund managed by Stafford Capital Partners (“Stafford”), a leading private markets investment and advisory group. Sun Roof II, comprised of three rooftop solar projects totaling 1.83 MW located in Sassari, Italy, and Sun Roof V, a 1 MW rooftop solar project located in Cisterna di Latina, Italy, have been in operation since 2012. Theia paid approximately EUR4.3 million to complete the transaction. On March 16, 2020, the Company completed the closing of the sale of its Sun Roof I assets, a 479 kWp rooftop solar project located in Aprilia, Italy, that has been in operation since 2012. Proceeds from the sale were approximately EUR 1.1 million before transaction fees, strengthening the Company’s balance sheet and providing additional capital for the development of solar assets in the US and Greece. After the sale of Sun Roof II, Sun Roof V and Sun Roof I, the Company currently owns only 1 PV asset with a capacity of 0.993 MW in Italy.

Nasdaq Compliance

On March 23, 2020, the Company received a notification letter from Nasdaq indicating that the Company is not in compliance with NASDAQ Listing Rule 5450(b)(3)(C) for continued listing because the market value of its publicly held shares (“MVPHS”) was less than $15 million. Normally, the Company would be eligible for a 180 day compliance period to regain the compliance. On April 17, 2020, the Company received a notification letter from Nasdaq indicating that the Company will have 156 calendar days from July 1, 2020, or until December 3, 2020 to regain compliance with the Nasdaq’s market value of publicly held shares (“MVPHS”) requirement. The Notice also stated that Nasdaq has determined to toll the compliance periods for bid price and MVPHS requirements (collectively, the “Price-based Requirements”) through June 30, 2020. As a result, companies presently in compliance periods for any Price-based Requirements will remain at that same stage of the process and will not be subject to being delisted for these concerns. Starting on July 1, 2020, companies will receive the balance of any pending compliance period in effect at the start of the tolling period to regain compliance. Accordingly, since the Company had 156 calendar days remaining in its MVPHS compliance period as of April 16, 2020, it will, upon reinstatement of the Price-based Requirements, still have 156 calendar days from July 1, 2020, or until December 3, 2020, to regain compliance. The Notices have no immediate effect on the listing of the Company’s securities. The Company can regain compliance at any time before December 3, 2020 by evidencing compliance with the MVPHS requirement for a minimum of 10 consecutive trading days.

On April 28, 2020, the Company received a notification letter from Nasdaq notifying the Company that its bid price per ordinary share had been below $1.00 for a period of 30 consecutive business days and, therefore, that the Company did not meet the minimum bid price requirement set forth in Rule 5450(a)(1) of the Nasdaq Listing Rules. Normally, the Company would be eligible for a 180 day compliance period to regain the compliance.

Given current market conditions, Nasdaq previously determined to toll the compliance periods for Price-based Requirements through June 30, 2020. As a result, the Company will, upon reinstatement of the Price-based Requirements, still have 180 calendar days from July 1, 2020, or until December 28, 2020, to regain compliance.

The Notices have no immediate effect on the listing of the Company’s securities. The Company can regain compliance at any time before December 28, 2020 by evidencing compliance with the bid price requirement for a minimum of 10 consecutive trading days.

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

For our global project development business, as of June 29, 2020, we had completed a series of acquisitions of solar projects that were in operation, consisting of (i) 26.6 MW of projects in Greece, acquired in December 2014 for a total consideration of $79.330 million including the rights to be awarded up to 360MW EPC contracts, (ii) 4.3 MW of projects in Italy, acquired in February 2015 for a total consideration of $11.8 million, (iii) 1.082 MW, 1.988 MW and 4.4MW of projects in Greece, acquired in December 2017, March 2019 and November 2019 respectively, for a total consideration of EUR 12.88 million ($14.46 million), (iv) 0.2744 MW of projects in Japan, acquired in July 2017 for a total consideration of JPY 110 million ($ 0.98 million) and (v) a total of 15.77 MW DC of projects in the state of Oregon, US, acquired in August, September 2019 and April 2020 respectively for a total consideration of $1.3 million.

From January 2019 to December 31, 2019, we sold 1 solar project in Japan (1.99MW) to a third party at the consideration of $9.56 million, which has been recognized as revenue accordingly. On September 26, 2019, we sold Sun Roof II comprised of three rooftop solar projects totaling 1.83 MW, and Sun Roof V with1 MW rooftop solar project in Italy at the consideration of EUR4.3 million. On March 16, 2020, we sold Sun Roof I, a 479 kWp rooftop solar project located in Italy at the consideration of EUR1.1 million before transaction fees. After the sale of Sun Roof II, Sun Roof V and Sun Roof I, the Company currently owns only 1 PV asset with a capacity of 0.993 MW in Italy.

As of the date of this report, we are constructing an aggregate of 19.636 MW of projects in the U.S. under our BT model. We anticipate that the U.S. project will be connected to the grid in 2021.

We had 10.24MW of projects in announced pipeline as of June 29, 2020. See “—Our Global Project Development Business—Our Solar Project Portfolio.” We expect to complete the acquisition of, or commence permitting processes for, our projects in announced pipeline as soon as practicable. We believe these new additions, combined with our existing project portfolio, demonstrate our broad geographic reach and established presence across key solar markets and mitigate country-specific risks.

We divested all our operations in China in December 2018 for nominal consideration due to the significant liabilities in the business.

Deconsolidation

On January 1, 2017, we deconsolidated Sinsin due to loss of control.

Disposition of China Assets

On August 30, 2018, the Company entered into a share purchase agreement (the “SPA”) with Lighting Charm Limited (the “Buyer”), an affiliate of Ms. Shan Zhou, the spouse of Xiaofeng Peng, the Company’s Chairman of the Board of Directors and Chief Executive Officer. The SPA was approved by an independent committee of the Company’s Board of Directors and the transactions contemplated by the SPA closed on December 10, 2018. Pursuant to the terms of the SPA, the Company sold to the Buyer 100% of the shares of SPI China (HK) Limited (“SPI China”), which held all of the Company’s assets and liabilities related to its business in China (the “Acquired China Business”). These assets include EPC business, PV projects, Internet finance lease related business, and E-commerce in China.

In connection with the transaction, a pre-closing restructuring was accomplished. The pre-closing restructuring resulted in: (1) SolarJuice Co., Ltd., a 100% wholly owned subsidiary of the Company, acquiring 80% of the equity interests in Solar Juice Pty Limited, a holding company which holds all the assets of the Company in Australia; (2) the Company acquiring all of the equity interests in Solar Power Inc. UK Service Limited, a holding company which holds all the assets of the Company in UK; (3) SPI Orange Power (Cyprus) Limited, a 100% wholly owned subsidiary of the Company, acquiring all of the equity interests in SPI Renewable Energy (Luxembourg) Private Limited Company S.a.r.l., a holding company which holds part of the assets of the Company in Italy; (4) SPI Orange Power (Cyprus) Limited acquiring all the equity interests in ItalsolarS.r.l, a company which holds a portion of the assets of the Company in Italy; (5) the Company acquiring all of the equity interests of Sinsin, a holding company which held all the assets of the Company in Greece; and (6) SPI Group Holding Co., Ltd., a 100% wholly owned subsidiary of the Company, acquiring 97% of the equity interests in SPI Solar Japan G.K.

On December 10, 2018, the Company and the Buyer executed the bought and sold notes and instrument of transfer relating to the shares in SPI China. Upon the execution of the bought and sold notes, the equitable title to the shares in SPI China past to the Buyer and until the legal title is transferred, the Company held the shares in SPI China on trust for the Buyer. On April 30, 2019, the legal title transfer was completed and the Buyer became the owner of the shares in SPI China.

Crypto Mining Hosting

In early 2018, we launched www.umining.io, a turnkey solution offering global crypto-mining hosting, training, sales, and repair services. As of December 31, 2019, we had 2 pilot mining sites in Canada and the U.S. We continue to look for potential investments to increase our mining capacity by the end of 2020

Hemp and CBD Business

In September 2019, the Company launched its newly established hemp and CBD business. The Company has executed a management services agreement with the Native American Agricultural Company (“NAAC”) to cultivate hemp in the Navajo Nation; and obtained licenses from the Navajo Nation to engage in lab testing, cultivation, processing, wholesale distribution, and retail sales of hemp. In January 2020, the Company completed the installation of its cannabidiol extraction and milling equipment at an approximately 25,000-sqft facility in Orange Cove, Fresno County in California. The newly installed CBD processing equipment is designed to enable the production of Hemp dry flower and Pre-roll, CBD crude oil, distillate, and isolate, serving the growers in California. The pre-production test runs of its CBD crude oil extraction and Hemp try flower and Pre-roll production process and quality control review have been completed. Currently, the Company is taking the orders from customers.

Business of Alfalfa and Other Related Agriculture Products

In May 2019, the Company announced to explore agriculture business for productions, sales or marketing of alfalfa and other related agriculture products in Arizona. Knight Holding Corporation is focused on becoming one of the largest global providers of alfalfa hay and other forage types. With China’s increasing demand for American alfalfa hay, we have recognized the importance of exporting to the Asia market. Committing ourselves to successfully becoming a major supplier of alfalfa, we have established a processing facility in Tonopah, Arizona. Our alfalfa pressing facility sits in the center of the Harquahala Valley, located in Western Maricopa County.

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

We had an aggregate 46.676 MW of projects in the U.S., the U.K., Greece, Japan and Italy as of June 29, 2020. We divested all of our business in China in December 2018.

Most of our solar projects are subject to the FIT or PPA policies of the countries or regions where they operate. FIT refers to the national and local subsidies to solar power generation supported by the government. PPA refers to power purchase agreement with electricity company. For the FIT terms of our projects, please refer to “—Our Solar Project Portfolio.”

Our Solar Project Portfolio

We expect our solar projects to have operational lives of 25 to 27 years. As of June 29, 2020, our solar project portfolio consisted of:

•	Projects in Operation — “Projects in operation” refers to projects connected to the grid and selling electricity. As of June 29, 2020, we have projects in operation with an attributable capacity of 16.8 MW in the U.K., Greece, Japan and Italy.

•	Projects under Construction — “Projects under construction” refers to projects at the construction stage. We generally complete construction in three to six months after obtaining all the permits required for construction, if local climate and topographical conditions permit. We have 19.636 MW of projects under construction in the US as of June 29, 2020 and we expect substantially all of them to be connected to the grid by 2021.

•	Projects in Announced Pipeline — “Projects in announced pipeline” refers to projects that we have entered into definitive agreements to develop with a third party in which we expect to own a majority of the equity interest, and projects we have entered into definitive agreements to acquire. We have 10.24 MW project pipeline in the state of Hawaii, U.S. as of June 29, 2020.

The following summary sets forth our solar projects in operation, solar projects under construction and solar projects in announced pipeline as of June 29, 2020. For more recent development of the solar projects portfolio and potential sale of our solar projects, please see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Resources and Material Known Facts on Liquidity.”

Solar Projects in Operation*

Country	Project name	Gross capacity (MW)	Our equity holding	Attributable capacity (MW)	Ground/ Rooftop	Connection date	FIT terms
Greece	HELIOSTIXIO SA	1.082	100%	1.082	Ground	September 2012	EUR0.215/kWh
Greece	HELIOHRISI SA	1.988	100%	1.988	Ground	June 2012	EUR0.215/kWh
Greece	THERMI SUN SA	4.400	100%	4.400	Ground	June 2012	EUR 0.215/KWh for the 3.4MW and EUR 0.25/KWh for the 0.7MW
Japan	Ibaraki	0.2744	100%	0.2744	Ground	December 2014	JPY36/kWh
Italy	ItalsolarS.r.l.	0.993	100%	0.993	Ground	December 2009	EUR0.325/kWh
U.K.	CairnhillSolarfield Limited	3.0906	100%	3.0906	Ground	February 2016	1.3 ROCs
U.K.	Emotion energy Solar One Limited	4.971	100%	4.971	Ground	March 2016	1.3 ROCs
Total		16.8		16.8

_______________

*       The PPA agreements fix the FIT during the first 20 years of operation and will drop to EUR 0.09/ KWh after the 20th year for the next 7 subsequent years. The FIT will be charged based on the relevant law in force in Greece. The current law in force is law4254/2014. According the monthly FIT statements by the electricity supply bureau in Greece, the FIT range of the PV plants was EUR0.19~0.20/kWh in 2014. Sinsin was deconsolidated in the year of 2017 due to loss of control.

Solar Projects Under Construction*

Country	Our equity holding	Number of solar projects	Attributable capacity (MW)	Ground/Rooftop	Scheduled Connection date	FIT terms
US	100%	2	1.996	Ground	2021	<500kW: $0.238/kWh>500kW: $0.236/kWh
US	100%	4	12.5	Ground	2021	N/P
US	100%	2	5.14	Ground	2021	N/P
Total		8	19.636

_______________

*	Intended by us to be BT projects in 2018 and 2019 and may be held as our IPP projects upon completion of construction if we determine that the return of owning the projects and selling electricity is more attractive.

As of December 31, 2019, we had capital commitments of approximately $5.1 million. As the total capital expenditure may be affected by various factors including, among others, increases in cost of key equipment and materials, failure to obtain sufficient financing, unexpected engineering or environmental issues as well as changes in regulatory requirements, the actual total capital expenditure may deviate significantly from such estimates. We expect to finance construction of these projects using cash from our operations and private placements, bank borrowings, financial leases as well as other third-party financing options.

Solar Projects in Announced Pipeline*

As of June 29, 2020, we were in the process of obtaining relevant regulatory approvals for the following self-developed and acquired solar projects:

•	a 10.24 MW project in the state of Hawaii, U.S.;

_______________________

*	Our project portfolio excludes projects for which we provide EPC services but in which we do not own any equity interest or do not expect to acquire and excludes projects we have disposed of.

We sold all of our solar projects in China in connection with the sale of our Chinese business in December 2018.

Featured Markets

•	U.S. We have been present in the U.S. market since the commencement of our business. As of June 29, 2020, we have 19.636MW of projects under construction and 10.24 MW of projects in announced pipeline.

•	U.K. We entered the U.K. market in 2014. As of June 29, 2020, we owned 2 solar projects in operation with a total capacity of 8.1MW. In the U.K., all of the projects in our portfolio are eligible for FIT.

•	Greece. We entered the Greek market in 2014. As of June 29, 2020, we own twelve (12) operating solar projects with a total capacity of 33.8 MW, all of which belong to seven (7) different Greek societe anonymes. Four (4) societe anonymes, owned by Sinsin which was deconsolidated in 2017, collectively own eight (8) of the twelve (12) operating solar projects. In Greece, all of the projects in our portfolio are eligible for FIT. In March 2019 and November 2019, we acquired solar projects of 1.988 MW and 4.4 MW, respectively.

•	Japan. We entered the Japanese market in 2014. As of June 29, 2020, we have 0.2744 MW of solar project in operation. In Japan, all of our projects are eligible to receive FIT.

•	Italy. We entered the Italian market in 2015. As of June 29, 2020, we have 0.993 MW of solar projects in operation. In Italy, all of our projects are eligible to receive FIT.

The following table sets forth a breakdown of our net sales by geographic location of customers for the periods indicated:

	For the year ended December 31,
	2017		2018		2019
	($ in thousands except percentage)
United Kingdom	6,903	5.7%	932	0.7%	979	1.0%
Australia	112,174	92.3%	91,381	72.8%	80,518	82.3%
United States	–	–	18,721	14.9%	4,320	4.4%
Greece	–	–	378	0.3%	1,138	1.2%
Japan	511	0.4%	12,437	9.9%	9,563	9.8%
Italy	1,932	1.6%	1,733	1.4%	1,365	1.4%
Total	121,520	100.0%	125,582	100.0%	97,883	100%

Acquisition of Solar Projects

We made significant acquisitions of solar projects since 2017. See “Item 5. Operating and Financial Review and Prospects—Operating Results—Recent Acquisition Activities” on the projects we have acquired or expect to acquire. We may keep acquiring completed solar projects or other assets from independent third-parties which we believe will synergize with our existing operations and expansion strategies. Those acquisitions would be preapproved by our board.

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

Permit Development Process

The permit development process is the process of obtaining all required permits, certifications and approvals from relevant government authorities for solar project development. As of December 31, 2019, most of our solar projects in operation had been undertaken by us as a secondary developer.

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

The construction cost of a project is mainly funded by our working capital, and to a lesser extent, funded through bank borrowings in the year ended December 31, 2019. We seek to negotiate favorable credit terms with our equipment suppliers and EPC contractors when possible, such that payment is not due until several months after construction and grid connection are complete. While the exact mix of external and internal financing varies from project to project, we estimate that as of December 31, 2019, approximately 50% to 60% of the total costs of our solar projects under construction were funded by our working capital, with the remainder funded through bank borrowings. Our working capital dedicated towards a particular project would be generally available to us for other purposes if needed, and would not be considered restricted cash isolated at that project. We also have given guarantees to the lenders on certain project financings. However, none of our cash and cash equivalents have been collateralized to guarantee such project financings.

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

Our Australia Distribution Business

Solar Juice Pty Limited or Solar Juice Australia is a wholesale distributor of Solar PV panels, solar inverters, components and complete solar systems, which was established in Australia in September 2009. It is one of the largest importers of solar related products in Australia with over 5000 B2B customers in every state and territory of Australia, New Zealand and Southeast Asia. As of the date of this annual report, Solar Juice Australia has nine warehouses located around Australia.

Solar Juice Australia, as a wholesale supplier, has developed key partners which have supported the growth of its brands throughout Australia, New Zealand and SEA Countries. Solar Juice Australia aligns itself with the most popular brands SMA, Fronius, ABB, Solax, LG Electronics, LG Chem, Trina,JA and Chint, which have the same values as Solar Juice Australia, namely service and support, quality and value for money. Solar Juice Australia’s products are backed by warranties held in Australia, experience and knowledge which set it apart from the competition, and commitment to serving the customer’ needs. Solar Juice Australia’s own branded products Opal Panels, Opal Switch and Opal storage provided customers with more value for money choices.

After years’ continuous rapid growth, Solar Juice Australia faced a few external and internal challenges including PV market price fluctuation, limited working capital and suppliers’ credit in 2018. Solar Juice Australia’s management actively undertook an operational restructure to meet market changes, adjusted inventory level to fit working capital, cut operation costs and general expenses to keep profit margin. Solar Juice Australia’s inventory and trade payable balances were reduced by 14% and 38% respectively, borrowings decreased 17% after a replacement of previous trade finance with new debt finance from December 31, 2018 to December 31, 2019. As a result, Solar Juice Australia successfully improved its operational efficiency and cost-effectiveness, achieved $0.55 million net profit target, with a stronger financial position by the end of 2019.

Solar Juice Australia will benefit from these improvements in long term and keep its leadership in premium PV market in Australia. In the meantime, Solar Juice Australia’s traditional strengths such as outstanding customer services, technical supports and warranty services will keep differentiating it from the competitors.

In May 2020, Solar Juice Co. Ltd (“Solar Juice Co”),a wholly owned subsidiary of the Company, in its capacity as shareholder of Solar Juice Australia (an Australian company) together with Mr. Kun Fong Lee and Mr. Jinhan Zhou (who hold shares in Solar Juice Australia as trustee for Solar Juice Co) ("SPI Shareholders") commenced proceedings in the Federal Court of Australia as plaintiffs against its other shareholders and some of its other directors and purported directors and against Solar Juice Australia ("Defendants") in relation to a purported new rights issue undertaken by Solar Juice Australia, the purported removal by those other shareholders of Mr. Lee and Mr. Zhou as directors of Solar Juice Australia and the purported appointment of an additional director. The SPI Shareholders allege that the purported new rights issue and the subsequent purported removal and appointment of directors are invalid and ineffective and therefore should be set aside. If effective, the purported rights issue will result in the SPI Shareholders' shareholding in Solar Juice Australia being reduced from 80% to 40%. If our lawsuit is not successful, we will not control Solar Juice Australia or be able to consolidate its financial results in our financial statements and our financial results and stock price will be materially adversely affected. Solar Juice currently accounts for 82.3% of our revenues and 15.7% of our total assets.

Competition

Solar Power Market

The solar power market is intensely competitive and rapidly evolving, and we compete with major international and domestic companies over the development of solar projects. Our major competitors include leading global players such as SunPower Corporation, First Solar, Inc., Canadian Solar, Inc., SunEdison, Inc., SolarCity Corporation, Lightsource Renewable Energy Limited, and regional players such as West Holdings Corporation, Looop Inc., and other regional and international developers.

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

However, cryptocurrency mining still requires large amounts of energy to sustain. Our competitive advantage as a green energy producing company in this industry would be being able to offset the high electrical bills required in the mining process by providing energy from our own energy grids and solar farms.

Hemp and CBD Business

Hemp and CBD are also relatively new industries that sprung up due to the legalization of recreational marijuana in many states across the United States. Being one of the first energy companies to venture into this industry, our competitive advantage in this area is being able to supplement energy needs of CBD and Hemp production from our own energy grids or solar farms. This will offset a significant portion of the costs required for production that can potentially help us to price more competitively against other companies in the industry. However, the CBD and Hemp industry is still in its early stages of development. The demand of these products have not solidified and the growth of the industry is not as strong as its recreational marijuana counterpart.

Business of Alfalfa and Other Related Agriculture Products

Our in-depth research into this market has shown that there is a growing demand for Alfalfa grass, especially in Eastern countries like China. Alfalfa grass is commonly used as stock feed for farmed animals like cows. Our history of operations in China has helped us to gain partners and grow a solid customer base over the years. Our knowledge of the Chinese market will also prove to be valuable in this venture.

Suppliers

There are numerous suppliers of PV modules in the solar power industry, and we have adopted a supplier-neutral approach. For both our EPC service business and global project development business, we select the suppliers based on whether we could obtain high-quality PV modules and balance-of-system components at favorable prices and payment terms. For both our EPC service and global project development business, we procure our PV modules from a broad range of suppliers including Trina Solar Limited, JinkoSolar Holding Co., Ltd., Xiexin Integration Technology Co., Ltd., JA Solar Holding Co., Ltd., LG Electronics, and Chint, among others.

Our major suppliers of our alfalfa business and CBD and hemp is the local growers near our hay processing facilities in the state of Arizona and also CBD & hemp processing facility in the state of California.

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

From the year 2018 to 2019, there is a slightly decrease in the proportion of revenue from sales of PV solar systems, the figures for sales of PV solar components also saw a slight downwards trend.

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

We historically engaged in high-profile marketing activities focused on developing our brand awareness not just among the solar business developers who have traditionally been our customers, but also among the general public. Since we have been in solar business for 14 years, we have built our brand awareness and lately we have not engaged in marketing activities.

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

Likewise to hemp and CBD business, demand and our operating results for hemp and CBD products fluctuate from period to period based on the seasonality of industry demand for solar power products.

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

Regulations

We operate in multiple jurisdictions, including the U.S., Japan, the U.K, Greece, Italy and Australia. We are therefore subject to complex laws, regulations and policies promulgated by the governments and government-run utilities of these jurisdictions, including FIT regulations, clean energy incentive rules and programs, laws and regulations that apply to all power producers, regulations that specifically apply to solar power project operators, EPC service providers as well as solar kit distributors, tax regulations and intellectual property laws, among others. Likewise, our hemp and CBD businesses are subject to various laws, regulations and guidelines by governmental authorities relating to, among other things, the manufacture, marketing, management, transportation, storage, sale, pricing and disposal of cannabis, U.S. hemp and cannabis-based products, and also including laws, regulations and guidelines relating to health and safety, insurance coverage, the conduct of operations and the protection of the environment.

C.	Organizational Structure

The following table sets out our principal subsidiaries as of December 31, 2019:

Subsidiaries	Place of Incorporation	Percentage of ownership
Solar Juice (HK) Limited	Hong Kong	100%
SPI Group Holding Co., Ltd.	Hong Kong	100%
SP Orange Power (HK) Limited	Hong Kong	100%
SPI Investment Holding Limited	British Virgin Islands	100%
SolarJuice Co., Ltd.	Cayman	100%
SPI Orange Co., Ltd.	Cayman	100%
Knight AG Holding Co., Ltd.	Cayman	100%
Knight Holding Corporation	U.S.	100%
Knight AG Sourcing Inc.	U.S.	100%
CBD and Hemp Group Co.,Ltd.	U.S.	100%
1215542 B.C. LTD.	Canada	100%
SPI Solar, Inc.	U.S.	100%
SPI Orange Power (HK) Limited	Hong Kong	100%
SPI Renewable Energy (Luxembourg) Private Limited Company S.a.r.l.(1)	Luxembourg	100%
Italsolar S.r.l.	Italy	100%
Heliostixio S.A.	Greece	100%
Helioxrisi S.A.	Greece	100%
THERMI SUN S.A.	Greece	100%
Solar Juice (MY) SdnBhd	Malaysia	100%
Solar Juice (SG) Pte Ltd	Singapore	100%
Solar Juice Holding Pte Ltd.	Singapore	100%
Calwaii Power Holding, LLC	U.S.	100%
Solar Juice USA Inc.	U.S.	100%
Solar Juice Pty Limited	Australia	80%
SPI Solar Japan G.K.(2)	Japan	97%
Solar Power Inc. UK Services Limited	U.K.	100%
Emotion Energy Solar One Limited	U.K.	100%
Cairnhill Solar field Limited	U.K.	100%
SP Orange Power (Cyprus) Limited	Cyprus	100%
Manchester Solar, LLC	US	100%
Belvedere Solar LLC	US	100%
Dover Solar LLC	US	100%
Waterford Solar LLC	US	100%
Clayfield Solar LLC	US	100%

_____________________

Notes:

(1)	SPI Renewable Energy (Luxembourg) Private Limited Company S.a.r.l. holds two solar power project entities in Italy and one entity in Germany.

(2)	SPI Solar Japan G.K. holds one solar power project entities in Japan.

D.	Property, Plant and Equipment

Our global corporate headquarters are located in Hong Kong SAR, China, which is under a one-year lease that expires on May 3, 2021. We occupy approximately 3,332 square feet of office space in Santa Clara, California, for legal and business development, under a lease that expires in June 30, 2021. We occupy approximately 10.5 acre industrial property in Orange Cove, California, under a lease that expires in December 31 2049, and be granted an option to purchase the property. We owned approximately 120 acre land in Arizona, US. We occupy approximately 114 square meters of office space in Athens, the headquarters of the four Greek SPVs, under a monthly lease that expires on June 30, 2020. We occupy approximately 80 square feet of office space in London for operations and business development under a lease which renews every six months. We lease approximately 2,155 square meters of office space and warehouse space in Wetherill Park, Sydney, which expires on July 31, 2021.

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

We are a global provider of photovoltaic (PV) solutions for business, residential, government and utility customers and investors. We develop solar PV projects which are either sold to third party operators or owned and operated by us for selling of electricity to the grid in multiple countries in Asia, North America and Europe. In Australia, we primarily sell solar PV components to retail customers and solar project developers. Since 2018, we have engaged in the sale of bitcoin mining equipment, providing hosting services to mine bitcoins. In 2019, we began selling hay from the United States to China.

Our liquidity position has deteriorated since 2015. We suffered losses of $91.0 million, $12.3 million and $15.1 million for the years ended December 31, 2017, 2018 and 2019, respectively. We also had an accumulated deficit of $585.4 million and a working capital deficit of $113.5 million as of December 31, 2019. For a detailed discussion, please see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Resources and Material Known Facts on Liquidity.”

These may raise substantial doubt about our ability to continue as a going concern. We have developed a liquidity plan, including cost saving measures and improvements in working capital management. We believe this liquidity plan, if executed successfully, will provide sufficient liquidity to meet our obligations for a reasonable period of time. However, we cannot assure you that this liquidity plan will be successfully executed.

Principal Factors Affecting Our Results of Operations

We believe that the following factors have had, and we expect that they will continue to have, a significant effect on the development of our business, financial condition and results of operations.

COVID-19

The pandemic of a novel coronavirus (COVID-19) has resulted in a widespread health crisis that has adversely affected the economies and financial markets worldwide. Government efforts to contain the spread of the coronavirus through lockdowns of cities, business closures, restrictions on travel and emergency quarantines, among others, and responses by businesses and individuals to reduce the risk of exposure to infection, including reduced travel, cancellation of meetings and events, and implementation of work-at-home policies, among others, have caused significant disruptions to the global economy and normal business operations across a growing list of sectors and countries.

Our operating results substantially depend on revenues derived from sales of PV project assets, provision of electricity and our Australian subsidiary’s trading of PV components. As the COVID-19 spread continues, the measures implemented to curb the spread of the virus have resulted in supply chain disruptions, insufficient work force and suspended manufacturing and construction works for solar industry. One or more of our customers, partners, service providers or suppliers may experience financial distress, delayed or defaults on payment, file for bankruptcy protection, sharp diminishing of business, or suffer disruptions in their business due to the outbreak. These preventative measures have also impacted our daily operations. The efforts enacted to control COVID-19 have placed heavy pressure on our marketing and sales activities. Moreover, due to the decrease in prices of crude oil, the demand for solar energy can decrease in the near future. We continue to assess the related risks and impacts COVID-19 pandemic may have on our business and our financial performance. In light of the rapidly changing situation across different countries and regions, it remains difficult to estimate the duration and magnitude of COVID-19 impact. Until such time as the COVID-19 pandemic is contained or eradicated and global business return to more customary levels, our business and financial results may be materially adversely affected.

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

Selected Statement of Operations Items

Revenue

Our revenue for the years ended December 31, 2017, 2018 and 2019 was mainly derived from sales of PV project assets, sales of pre-development solar project, and sales of PV components.

The following table sets forth a breakdown of our revenue from continuing operation by category of activities for the periods indicated:

	For the year ended December 31,
	2017		2018		2019
	($ in thousands except percentage)
Sales of PV components	111,795	92.0%	93,547	74.5%	80,941	82.7%
Sales of PV project assets	6,042	5.0%	10,809	8.6%	9,563	9.8%
Electricity revenue with PPAs	2,793	2.3%	3,043	2.4%	3,368	3.4%
Sales of pre-development solar project	–	–%	15,794	12.6%	(2,835)	(2.9)%
Bitcoin mining related business	–	–%	1,052	0.8%	4,197	4.3%
Sales of hays and others	890	0.7%	1,337	1.1%	1,162	1.2%
Total	121,520	100.0%	125,582	100.0%	97,883	100.0%

Cost of Goods Sold

Our cost of goods sold consist primarily of raw materials and labor cost. In the years ended December 31, 2017, 2018 and 2019, we had cost of goods sold of $111.4 million, $114.5 million and $90.7 million from our continuing operation, respectively.

Operating Expenses

In the years ended December 31, 2017, 2018 and 2019, our operating expenses consisted of (1) general and administrative expenses, (2) sales, marketing and customer service expenses, (3) impairment charges and (4) provision (reverse) for doubtful accounts, notes and other receivables.

General and administrative expenses. Our general and administrative expenses consist primarily of salaries and share based compensation expense, professional service fees, rental and office supplies expenses. In the years ended December 31, 2017, 2018 and 2019, our general and administrative expenses from our continuing operations were $14.0 million, $12.2 million and $15.2 million, respectively.

Sales, marketing and customer service expenses. Our sales, marketing and customer service expenses consist primarily of advertising expense, business development expense and salaries. In the years ended December 31, 2017, 2018 and 2019, our sales, marketing and customer service expenses from continuing operation were $2.9 million, $2.3 million and $2.4 million, respectively.

Impairment charges. Our impairment charges consist of impairment charges for project assets, goodwill and intangible assets, property, plant and equipment and etc. In the years ended December 31, 2017, 2018 and 2019, our impairment charges from our continuing operations were $0.7 million, $nil and $4.7 million, respectively.

Provision (reverse) for doubtful accounts, notes and other receivables. In the year ended December 31, 2017, our provision for doubtful accounts and notes from continuing operations were $1.7 million. In the year ended December 31, 2018, we reversed the provision of $0.5 million. In the year ended December 31, 2019 our provision for doubtful accounts were of $4.1 million.

Other Income (Expense)

In the years ended December 31, 2017, 2018 and 2019, our other income (expense) includes interest expense, interest income, gain on extinguishment of convertible bonds, change in fair value of derivative liability, loss on investment in affiliates, reversal (accrual) of tax penalty, gain on trouble debt restructuring, net foreign exchange gain and others.

Interest expense. Our interest expense arises from borrowings. In the years ended December 31, 2017, 2018 and 2019, our interest expense from continuing operations was $8.1 million, $6.7 million and $3.9 million, respectively.

Interest income. Our interest income arises from cash deposited in banks. In the years ended December 31, 2017, 2018 and 2019, our interest income from continuing operations was $0.4 million, $0.3 million and $0.2 million, respectively.

Gain on extinguishment of convertible bonds. We recorded a gain on extinguishment of convertible bonds of $7.1 million from continuing operations in the year ended December 31, 2017, due to the extension of a convertible bond agreement that we entered into with Union Sky Holdings Group Limited (“Union Sky”).

Tax penalty. We recorded a $9.7 million expected tax penalty in the year ended December 31, 2017 for late filing of Federal and State income tax returns from continuing operations for the tax year ended December 31, 2016. On May 27, 2019 and February 20, 2020, the Internal Revenue Service (IRS) issued notices which assessed penalties for Federal income tax for the tax years ended December 31, 2017 and 2016 in the amount of $1. 2 million and $1.3 million plus an immaterial amount of interest, respectively. The state portion of tax penalty is re-estimated in the amount of $0.3 million. Thus, we reversed $6.9 million of tax penalty for the year ended December 31, 2019.

Gain on trouble debt restructuring. We recorded a gain of $1.9 million on trouble debt restructuring from continuing operations for the year ended December 31, 2018. We defaulted the first amendment agreement with Union Sky Holding Group Limited (“Union Sky”). On June 29, 2018, we entered into another amendment agreement with the Union Sky and Magical Glaze Limited (“MGL”) to further extend the payment term. A gain was recognized for the difference between the future undiscounted cash flow of the second amended convertible bond of $20.0 million and the carrying amount of the first amended convertible bond of $21.9 million as of June 29, 2018.

Loss on investment in affiliates. We recorded a loss on investment in affiliates of $2.2 million which mainly arose from further impairment on our investment in ENS in the year ended December 31, 2017.

Income Tax

The following table sets forth our loss before income taxes for continuing operations attributable to the relevant geographic locations for the periods indicated:

	For the year ended December 31,
	2017	2018	2019
	($ in thousands)
United States	$(24,757)	$(6,946)	$(4,926)
Foreign	(1,620)	(1,141)	(10,130)
Total	$(26,377)	$(5,805)	$(15,056)

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

United States

We and our subsidiaries organized in the United States are subject to U.S. federal income tax at a rate of up to 35% for the year ended December 31, 2017.

On December 22, 2017, the U.S. enacted the Tax Cuts and Jobs Act (“TCJA” or the “Act”) (which is commonly referred to as “U.S. tax reform”). Among other provisions, the Act reduces the top U.S. federal corporate tax rate from 35% to 21%, requires companies to pay a one-time transition tax on earnings of certain foreign subsidiaries that were previously tax deferred, changes the rules related to uses and limitations of net operating loss carryforwards created in tax years beginning after December 31, 2017, and creates new taxes on certain foreign sourced earnings. The Company reflected the changes resulting from the Act in the financial statements for the period of enactment, the year ended December 31, 2017. The change in corporate rate resulted in a $22.8 million decrease in the Company’s gross deferred tax assets, with an offsetting decrease in valuation allowance of the same amount. The Company was not subject to a one-time repatriation tax as no aggregate foreign accumulated earnings and profits existed in the foreign subsidiaries as of December 31, 2018 and 2017. The Company will account for future tax liability arising from Global Intangible Low-Taxed Income, if any, as a period cost. The Company has accounted for additional tax liability in 2018 arising from Global Intangible Low-Taxed Income of $0.9 million which accounted for as a period cost. In accordance with Staff Accounting Bulletin No. 118, the Company determined that the measurement of deferred tax assets and liabilities, as noted above, was accurate and no other adjustments relating to the Act were necessary. The Company has recognized no income on account of GILTI as no aggregate foreign earnings existed in the foreign subsidiaries for 2019.

Hong Kong

Our subsidiaries incorporated in Hong Kong were subject to the uniform tax rate of 8.25% for the years ended December 31, 2018 and 2019, respectively. They were exempted from the Hong Kong income tax on its foreign-derived income and there were no withholding taxes in Hong Kong on the remittance of dividends. No provision for Hong Kong tax has been made in our consolidated financial statements, as our Hong Kong subsidiary had not generated any assessable income for the years ended December 31, 2017, 2018 and 2019.

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

Our accounting practices under ASC Topic 606 are as followings:

The Company generates revenue from sales of PV components, electricity revenue with power purchase agreements (“Electricity revenue with PPAs”), sales of PV project assets, bitcoin mining equipment sales and hosting service, sales of pre-development solar projects, revenue from bitcoin mining and sales of hays.

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

Bitcoin mining equipment sales and hosting service. Revenue on sale of bitcoin mining equipment is recognized at a point in time following the transfer of control of such products to the customer, which typically occurs upon delivery of the products to the hosting site or receipt place assigned by the customer, installation and setting up the products. Revenue for hosting service is recognized over time as services are performed and based on the output method related to the time incurred during the service period.

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

Revenue from bitcoin mining. We entered into a digital asset mining pool to provide computing power to the mining pool. Providing computing power in crypto asset transaction verification services is an output of our ordinary activities. The provision of computing power is the only performance obligation in the contracts with mining pool. The transaction consideration we receive, if any, is noncash consideration, which we measure at fair value on the date received, which is not materially different than the fair value at contract inception. The consideration is all variable. Because it is not probable that a significant reversal of cumulative revenue will not occur, the consideration is constrained until we receive the consideration, at which time revenue is recognized. There is no significant financing component in these transactions.

Fair value of the digital asset award received is determined using the average U.S. dollar spot rate of the related digital currency at the time of receipt.

Sale of Alfalfa hay. Revenue on sale of alfalfa hay is recognized at a point in time following the transfer of control of such products to the customer, which typically occurs upon the acceptance of the products made by the customer.

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

Inventories

Inventories are carried at the lower of cost or net realizable value, determined by the weighted average cost method. Provisions are made for obsolete or slow-moving inventories based on management estimates. Inventories are written down based on the difference between the cost of inventories and the net realizable value based upon estimates about future demand from customers, specific customer requirements on certain projects and other factors. Inventory provision charges establish a new cost basis for inventory that subsequently cannot be marked up based on changes in underlying facts and circumstances.

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

The Company recognizes in the consolidated financial statements the impact of a tax position, if that position is more likely than not of being sustained upon examination, based on the technical merits of the position. In evaluating whether a tax position has met the more-likely-than-not recognition threshold, management presumes that the position will be examined by the appropriate taxing authority that has full knowledge of all relevant information. In addition, a tax position that meets the more-likely-than-not recognition threshold is measured to determine the amount of benefit to be recognized in the financial statements. The tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon settlement. Our tax liability associated with unrecognized tax benefits is adjusted periodically due to changing circumstances, such as the progress of the tax audits, case law developments and new or emerging legislation. Such adjustments are recognized entirely in the period in which they are identified. We record interest and penalties related to an uncertain tax position, if and when required, as part of income tax expense in the consolidated statements of operations. No reserve for uncertainty tax position was recorded by us for the years ended December 31, 2019, 2018 and 2017. We do not expect that the assessment regarding unrecognized tax positions will materially change over the next 12 months. The Company is not currently under examination by an income tax authority, nor has been notified that an examination is contemplated.

Recent Accounting Pronouncements

Recently Adopted Accounting Standards

In May 2014, the Financial Accounting Standards Board (FASB) issued Topic 606, which supersedes the revenue recognition requirements in Topic 605. The Group adopted Topic 606 as of January 1, 2018 using the modified retrospective transition method applied to those contracts which were not completed as of January 1, 2018.

In February 2016, the FASB issued ASU 2016-12, Leases (ASC Topic 842), which amends the leases requirements in ASC Topic 840, Leases. The Group adopted ASC Topic 842 using the modified retrospective transition method effective January 1, 2019. There was no cumulative effect of initially applying ASC Topic 842 that required an adjustment to the opening retained earnings on the adoption date nor revision of the balances in comparative periods.

In November 2016, the FASB issued ASU No. 2016-18, Statement of Cash Flows (Topic 230): “Restricted Cash” (“ASU 2016-18”). ASU 2016-18 requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. This update is effective in fiscal years, including interim periods, beginning after December 15, 2017 and early adoption is permitted. The adoption of this guidance will result in the inclusion of the restricted cash balances within the overall cash balance and removal of the changes in restricted cash activity, as a result, the Company no longer presents transfers between cash and cash equivalents and restricted cash in the statement of cash flows. Furthermore, an additional reconciliation will be required to reconcile cash, cash equivalents, and restricted cash reported within the Consolidated Balance Sheets to sum to the total shown in the Consolidated Statement of Cash Flows. The Group has already disclosed the restricted cash separately on its Consolidated Balance Sheets. Beginning January 1, 2018, the Group has adopted and included the restricted cash balances on the Consolidated Statement of Cash Flows and reconciliation of cash, cash equivalent, and restricted cash within its Consolidated Statements of Balance Sheet and Consolidated Statement of Cash Flows. This guidance has been applied retrospectively to the Consolidated Statement of Cash Flows for the year ended December 31, 2017, which required the Company to recast each prior reporting period presented.

In January 2017, the FASB issued Accounting Standards Update (“ASU”) 2017-01, “Business Combination (Topic 805): Clarifying the Definition of a Business”. The Company adopted ASU 2017-01 on January 1, 2018 and applied the new definition of a business prospectively for acquisitions made subsequent to December 31, 2017. Upon the adoption of ASU 2017-01, a new screen test is introduced to evaluate whether a transaction should be accounted for as an acquisition and/or disposal of a business versus assets. In order for a purchase to be considered an acquisition of a business, and receive business combination accounting treatment, the set of transferred assets and activities must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create outputs. If substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or a group of similar identifiable assets, then the set of transferred assets and activities is not a business. The adoption of this standard requires future purchases to be evaluated under the new framework.

Accounting Pronouncements Issued But Not Yet Adopted

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820)-Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement. ASU 2018-13 removes the amounts and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy and the valuation processes for Level 3 fair value measurements; modifies certain disclosure requirements in Topic 820; and require additional disclosures such as the range and weighted average of significant unobservable inputs used to develop Level 3 measurements etc. ASU No. 2018-13 is effective for the Company beginning in the first quarter of fiscal year 2020. We do not expect this guidance will have a material impact on its consolidated financial statements.

On December 18, 2019, the FASB issued ASU No. 2019-12, Income taxes (Topic 740), Simplifying the Accounting for Income Taxes. This guidance amends ASC Topic 740 and addresses several aspects including 1) evaluation of step-up tax basis of goodwill when there is not a business combination, 2) policy election to not allocate consolidated taxes on a separate entity basis to entities not subject to income tax, 3) accounting for tax law changes or rates during interim periods, 4) ownership changes from equity method investment to subsidiary or vice versa, 5) elimination of exception to intraperiod allocation when there is gain in discontinued operations and a loss from continuing operations, 6) treatment of franchise taxes that are partially based on income. The guidance is effective for calendar year-end public entities on January 1, 2021 and other entities on January 1, 2022. We are evaluating the impact of this guidance on its consolidated financial statements.

We do not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the consolidated financial position, statements of operations and cash flows.

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

The following summary outlines the major acquisitions we completed, or for which have entered into definitive agreements since 2017:

Solar Projects

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

In May 2017, we entered into an agreement to sell all of our interest in Todderstaffe Solar Limited, one of the solar PV system in UK, to Capital Stage AG. The Todderstaffe project has a capacity of 4.4MW.

In September 2017, we entered into a framework share purchase agreement to acquire 100% equity interests of three Greek companies, namely THERMI SUN S.A, HELIOHRISI S.A., and HELIOSTIXIO S.A., from THERMI TANEO Venture Capital Fund (“TTVCF”), for a total consideration of EUR €12.88 million, subject to certain adjustments. The transaction is subject to customary closing conditions. These three companies own a total of four PV plants with 7.4MWp PV installations in northern Greece. The closing of the transaction will take place in three separate stages (one for each company under acquisition). The acquisition of HELIOSTIXIO S.A. was closed in December 2017. The Company completed the second-stage acquisition of 100% of the equity interest of HELIOHRISI S.A., which owns 1.988 MW of photovoltaic projects in Greece on March 20, 2019. The Company has completed its last of the three acquisitions of 100% of the equity interest of THERMI SUN S.A., which owns 4.4 Megawatts ("MW") of photovoltaic (“PV”) projects in Greece in November 2019. With 7.4MWp PV installations added to SPI Energy’s existing PV portfolio in Greece, the Company becomes one of the significant PV owners in Greece.

By the year end of December 31, 2018, our wholly owned subsidiary, SPI Solar Inc., sold eight solar projects in the USA (9.653 MW) to third parties.

In December 2018, SPI Energy Co., Ltd divested our solar projects in China.

In July 2019, the Company entered into a framework agreement to acquire up to eight solar PV projects, totaling 21MW in the State of Oregon (the “Oregon Portfolio”). On August 26, 2019, the Company completed the closing of Manchester and Waterford solar projects with a total of approximately 5.4MW. On September 10, 2019, the Company completed the closing on the Belvedere project with approximately 3.56MW of clean energy for the local community. On September 24, 2019, the Company completed the closing of the Dover and Clayfield solar projects with a total of approximately 5.45MW. On April 22, 2020, the Company completed the acquisition of the Cork project with a total of approximately 1.89MW. The Company has now closed 6 of the 8 projects within the Oregon Portfolio.

In October, 2019, the Company completed the closing on the sale of Sun Roof II and Sun Roof V totaling 2.83MW to Theia Investments (Italy) S.r.l (“Theia”). Theia paid approximately EUR 4.3 million to complete the transaction.

In March, 2020, the Company completed the closing of the sale of its Sun Roof I assets, a 479 kWp rooftop solar project in Italy. Proceeds from the sale were approximately EUR 1.1 million before transaction fees. After the sale of Sun Roof II, Sun Roof V and Sun Roof I, the Company currently owns only 1 PV asset with a capacity of 0.993 MW in Italy.

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

	For the year ended December 31,
	2017		2018		2019
	($ in thousands except percentage)
Net sales:
Net sales	121,520	100.0%	125,582	100.0%	97,883	100%
Cost of goods sold:
Cost of goods sold	111,428	91.7%	114,525	91.2%	90,693	92.7%
Total cost of goods sold	111,428	91.7%	114,525	91.2%	90,693	92.7%
Gross profit	10,092	8.3%	11,057	8.8%	7,190	7.3%
Operating expenses:
General and administrative	13,994	11.5%	12,225	9.8%	15,158	15.5%
Sales, marketing and customer service	2,944	2.4%	2,285	1.8%	2,398	2.4%
Provision (reverse) for doubtful accounts, notes and other receivables	1,693	1.4%	(501)	(0.4)%	4,115	4.2%
Impairment charges	740	0.6%	–	–%	4,690	4.8%
Total operating expenses	19,371	15.9%	14,009	11.2%	26,361	26.9%
Operating loss	(9,279)	(7.6)%	(2,952)	(2.4)%	(19,171)	(19.6)%
Other income (expense):
Interest expense	(8,087)	(6.7)%	(6,665)	(5.3)%	(3,923)	(4.0)%
Interest income	384	0.3%	320	0.3%	155	0.2%
Gain on extinguishment of convertible bonds	7,121	5.9%	–	–	–	–
Change in fair value of derivative liability	–	–%	–	–	285	0.3%
Loss on investment in affiliates	(2,214)	(1.8)%	–	–%	–	–%
Net foreign exchange gain (loss)	(5,141)	(4.2)%	1,118	0.9%	1,261	1.3%
Reversal (accrual) of tax penalty	(9,670)	(8.0)%	–	–%	6,890	7.0%
Gain on troubled debt restructuring	–	–%	1,887	1.5%	–	–%
Others	509	0.4%	487	0.4%	(553)	(0.6)%
Total other expense, net	(17,098)	(14.1)%	(2,853)	(2.2)%	4,115	4.2%
Loss before income taxes	(26,377)	(21.7)%	(5,805)	(4.6)%	(15,056)	(15.4)%
Income taxes expense	137	0.1%	332	0.3%	92	0.1%
Net loss	(26,514)	(21.8)%	(6,137)	(4.9)%	(15,148)	(15.5)%

Comparison of the year ended December 31, 2019 to the year ended December 31, 2018

Net sales —Net sales were $125.6 million and $97.9 million for the years ended December 31, 2018 and 2019, respectively, representing a decrease of $27.7 million or 22%. The decrease in net sales for the year ended December 31, 2019 over the comparative period was primarily due to the decrease of sales of PV solar components by $12.6 million and sales of pre-development project by $18.6 million respectively, which was partially offset by the increase of bitcoin and hay sales.

Cost of goods sold —Cost of goods sold was $114.5 million (91.2% of net sales) and $90.7 million (92.7% of net sales) for the years ended December 31, 2018 and 2019, respectively, representing a decrease of $23.8 million or 21%. The decrease in cost of goods sold was consistent with the decrease of sales.

Gross profit —Our gross profit decreased from $11.1 million in the year ended December 31, 2018 to $7.2 million in the year ended December 31, 2019. Gross margins were 8.8% and 7.3% for the years ended December 31, 2018 and 2019, respectively. The decrease in gross margin was primarily due to the reversal of sales of pre-development projects amounting to $ 2.8 million.

General and administrative expenses —General and administrative expenses were $12.2 million (9.8% of net sales) and $15.2 million (15.5% of net sales) for the years ended December 31, 2018 and 2019, respectively, representing an increase of $2.9 million, or 24%. The increase in our general and administrative expenses was mainly due to the increase of salary and welfare and professional service fee, which was partially offset by share-based compensation gain.

Sales, marketing and customer service expenses —Sales, marketing and customer service expenses were $2.3 million (1.8% of net sales) and $2.4 million (2.4% of net sales) for the years ended December 31, 2018 and 2019, respectively, representing an increase of $0.1 million, or 5%. Sales, marketing and customer service expenses kept stable during the two years.

Provision (reverse) for doubtful accounts, notes and other receivables —In 2018, we reversed doubtful accounts provision of $0.5 million. In 2019, we accrued doubtful accounts provision of $4.1 million.

Impairment charges —No impairment charge was recorded for the year ended December 31, 2018 and we accrued $4.7 million impairment loss for the year ended December 31, 2019. The increase was due to decrease in the market value of mining equipment and impairment in PV stations

Interest expense —Interest expense was $6.7 million (5.3% of net sales) and $3.9 million (4.0% of net sales) for the years ended December 31, 2018 and 2019, respectively, representing a decrease of $2.8 million, or 41%. The decrease in interest expense was due to the decrease of convertible bond interest.

Interest income —Interest income was $0.3 million (0.3% of net sales) and $0.2 million (0.2% of net sales) for the years ended December 31, 2018 and 2019, respectively.

Gain on trouble debt restructuring—We recorded a gain of $1.9 million on troubled debt restructuring for the year ended December 31, 2018. We defaulted the first amendment agreement with Union Sky in 2018. On June 29, 2018, we entered into another amendment agreement with the Union Sky and Magical Glaze Limited (“MGL”), a company affiliated with Union Sky, to further extend the payment term. A gain is recognized for the difference between the future undiscounted cash flow of the second amended convertible bond of $20.0 million and the carrying amount of the first amended convertible bond of $21.9 million as of June 29, 2018.

Other gains or expenses—We generated other gain of $1.6 million and $1.0 million in the year ended December 31, 2018 and 2019.

Income tax expense —We had a provision for income taxes of $0.3 million (0.2% of net sales) and $0.1 million (0.1% of net sales) for the years ended December 31, 2018 and 2019, respectively.

Net loss —For the foregoing reasons, we incurred a net loss of $15.1 million (15.5% of net sales) for the year ended December 31, 2019, representing an increase of loss compared to a net loss of $6.1 million (4.9% of net sales) from our continuing operations for the year ended December 31, 2018.

A comparison for operating results of the year ended December 31, 2018 to the year ended December 31, 2017 has been omitted from this annual report. For the details about the comparison, please see “Item 5. Operating and Financial Review and Prospects – A. Operating Results – Results of Operations.” Included in the Company’s annual report on Form 20-F for the year ended December 31, 2018 filed with the SEC on April 30, 2019.

B.	Liquidity and Capital Resources

Liquidity

A summary of the sources and uses of cash and cash equivalents is as follows:

	For the year ended December 31,
	2017	2018	2019
	($ in thousands)
Net cash provided by (used in) operating activities, continuing operations	$(14,373)	$7,851	$(2,871)
Net cash generated by operating activities, discontinued operations	2,733	159	–
Net cash used in investing activities, continuing operations	(2,934)	(3,346)	(7,894)
Net cash used in investing activities, discontinued operations	(352)	(418)	–
Net cash generated from (used in) financing activities, continuing operations	8,284	(1,585)	9,520
Net cash used in financing activities, discontinued operations	(2,488)	(2,145)	–
Effect of exchange rate changes on cash	(477)	453	(351)
Net increase (decrease) in cash and cash equivalents	$(9,607)	$969	$(1,596)

As of December 31, 2017, 2018 and 2019, we had $2.3 million, $4.6 million and $3.0 million, respectively, in cash and cash equivalents, and restricted cash.

Operating Activities

Net cash used in operating activities from continuing operations was $2.9 million for the year ended December 31, 2019, the decrease in cash was primarily as a result of (i) net loss of $15.1 million, (ii) change in tax penalty of $6.9 million, and (iii) change in advance from customers of $8.4 million, and (iv) change in inventories of $2.0 million; the decrease was partially offset by (i) change in accounts payable of $7.8 million,(ii) Provision for prepaid and other current assets of $4.1 million, (iii) change in notes receivable of $4.8 million, (iv) change in project assets of $3.3 million, and (v) change in accounts receivable of $3.1 million.

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

Investing Activities

Net cash used in investing activities from continuing operations was $7.9 million for the year ended December 31, 2019, primarily as a result of the acquisition of PV station in Greece of $8.3 million and acquisitions of property, plant and equipment of $4.8 million, partially offset by proceeds from sale of cryptocurrencies of $3.6 million and proceeds from disposal of affiliated entities of $4.5 million.

Net cash used in investing activities from continuing operations was $3.3 million for the year ended December 31, 2018, primarily as a result of decrease of cash due to disposition of SPI China.

Financing Activities

Net cash generated from financing activities from continuing operations was $9.5 million for the year ended December 31, 2019, the increase in cash was primarily the result of proceeds from issuance of common stocks of $7.7 million and proceeds from issuance of convertible bond of $1.3 million.

Net cash used in financing activities from continuing operations was $1.6 million for the year ended December 31, 2018, the decrease in cash primarily consisted of (i) repayment of line of credit and loans payable of $67.8 million; the decrease was partially offset by (i) proceeds from line of credit and loans payable of $66.2 million.

Capital Resources and Material Known Facts on Liquidity

We have suffered recurring losses from operations. We have incurred a net loss of $15.1 million for the year ended December 31, 2019. As of December 31, 2019, we had an accumulated deficit of $585.4 million and working capital deficit of $113.5 million. As of December 31, 2019, $55.9 million of convertible bonds was due within one year. These raised substantial doubt about our ability to continue as a going concern.

We have revised the assumptions underlying our existing operating plans and recognized the fact that additional actions were needed to reposition our operations to minimize our cash outflows. Therefore, we undertook a number of initiatives in order to conserve or generate cash on an incremental basis in 2018 and 2019. These initiatives included:

•	Working capital management. The Group sold several PV projects in Japan and US, and is actively negotiating with the buyers to mobilize cash collection. In addition, the Group has intention to sell all the PV projects in Italy and US. The sales of these projects are expected to bring in significant amount of cash to the company to improve liquidity and capital to reinvest into new solar projects. Except for the PV projects in US to be constructed, the Group has been closely monitoring the Group’s capital spending level until its liquidity position has improved. These initiatives are aimed at preserving cash and generating operating cash flows to enable the Group to repay its borrowings and accounts payable.

•	Cost saving measures. The Group has implemented certain measures with an aim to reduce its operating expenses in 2020. Such measures include: 1) strictly controlling and reducing business, marketing and advertising expenses in United States and Australia; 2) lowering the remuneration of the Group’s management team.

However, we cannot assure you that this liquidity plan will be successful executed. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—. Historically, we have incurred net losses, experienced net cash outflows from operating activities and recorded working capital deficit. If we do not effectively manage our cash and other liquid financial assets and execute our liquidity plan, we may not be able to continue as a going concern.”

Capital Expenditures

We incurred capital expenditures of $0.3 million, $0.1 million and $1.5 million in 2017, 2018 and 2019, respectively. Capital commitments amounted to approximately $5.1 million as of December 31, 2019. These capital commitments will be used primarily for the construction of our solar projects. We expect to finance construction of these projects using cash from our operations and private placements, bank borrowings as well as other third-party financing options.

Research and development, patents and licenses, etc.

We have discontinued our manufacturing business and liquidated our research and development function.

Trend information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for 2019 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause reported consolidated financial information not necessarily to be indicative of future operating results or financial conditions.

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

Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2019:

	Payment due by period
Contractual Obligations	Total	less than 1 year	1-3 years	3-5 years	more than 5 years
	($ in thousands)
Convertible bonds	$55,907	$55,907	$–	$–	$–
Short-term borrowings	2,857	2,857	–	–	–
Long-term debt obligations	6,039	–	504	636	4,899
Operating lease obligations	2,835	546	601	286	1,402
Capital commitment	5,144	5,144	–	–	–
Due to an affiliate	2,037	309	619	619	490
Total	$74,819	$64,763	$1,724	$1,541	$6,791

ITEM 6.                    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

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

Name	Age	Position
Xiaofeng Peng	45	Director, Executive Chairman of the Board of Directors and Chief Executive Officer
Maurice Ngai	58	Director
HoongKhoeng Cheong	55	Director and Chief Operating Officer
Lu Qing	49	Director
Jing Zhang	65	Director

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

Mr. Jing Zhang has served as our director since March 30, 2020. Mr. Zhang has served as a director of Hong Kong Dongying Financial Group since 2012, where he manages the group’s private equity operations. He has also been an independent director of New City Construction Development Group Co., Ltd. and China International Capital Corporation since 2012. He served as a deputy general manager of China Yituo Group Co., Ltd. and a director and chief financial officer of First Tractor Co., Ltd. from 1997 to 2007. Mr. Zhang Jing received the Master degree in Management Engineering from Jiangsu University.

B.	Compensation of Directors and Executive Officers

For the year ended December 31, 2019, the aggregate cash compensation and benefits that we paid to our directors and executive officers was approximately $3,129,680. No pension, retirement or similar benefits have been set aside or have accrued by us for our executive officers of directors.

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

Name	Number of Shares	Exercise Price ($)	Grant Date	Expiration Date
Xiaofeng Peng	100,000	$3.63	September 2017	September 2027
Maurice Ngai	3,600*	$62	May 2016	May 2026
	3,600	$62	May 2016	May 2026
	5,000	$3.63	September 2017	September 2027
HoongKhoeng Cheong	46,000*	$3.63	September 2017	September 2027
Qing Lu	800*	$3.63	September 2017	September 2027
Jing Zhang	20,000*	$0.66	March 2020	March 2030
Directors and executive officers as a group	179,000*	From $0.66 to $62	From August 2013 to March 2020	From May 2026 to September 2030
Other individuals as a group	92,200**

_____________________

*	Upon exercise of all share options, would beneficially own less than 5.0% of our then outstanding share capital.

**	Upon exercise of all share options, each such individual would beneficially own less than 1.0% of our then outstanding share capital.

C.	Board Practices

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

Audit Committee

Our audit committee consists of Maurice Ngai, Qing Lu and Jing Zhang, and is chaired by Maurice Ngai. All of the members of our audit committee satisfy the “independence” requirements of Rule 10A-3 under the Exchange Act and Rule 5605 of the NASDAQ Rules. The audit committee assists the Board’s oversight of (1) the quality and integrity of our financial statements and related disclosure, (2) our compliance with legal and regulatory requirements, (3) the independent auditor’s qualifications and independence, (4) the performance of our internal audit function and independent auditors and (5) related-party transactions. The audit committee is responsible for, among other things:

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

Compensation Committee

Our compensation committee consists of Qing Lu, Maurice Ngai and Jing Zhang, and is chaired by Qing Lu. Maurice Ngai, Qing Lu and Jing Zhang satisfy the “independence” requirements of Rule 10A-3 under the Exchange Act and Rule 5605 of the NASDAQ Rules. The compensation committee has overall responsibility for evaluating and recommending to the Board compensation of our directors and executive officers and our equity-based and incentive compensation plans, policies and programs. The compensation committee is responsible for, among other things:

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

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Jing Zhang, Maurice Ngai, and Qing Lu, and is chaired by Jing Zhang. Jing Zhang, Maurice Ngai and Qing Lu satisfy the “independence” requirements of Rule 10A-3 under the Exchange Act and Rule 5605 of the NASDAQ Rules. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the Board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

Employment Agreements

We have entered into employment agreements with each of our executive officers. These employment agreements became effective on the signing date and will remain effective through 2020. We may terminate an executive officer’s employment for cause for certain acts of the officer, including, but not limited to, conviction of a felony, any act involving moral turpitude, or a misdemeanor where imprisonment is imposed; commission of any act of theft, fraud, dishonesty, or falsification of any employment or the Company’s records; improper disclosure of the Company’s confidential or proprietary information; any action that has a detrimental effect on the Company’s reputation or business; or failure to perform agreed duties. We may also terminate an executive officer’s employment without cause. Each of us or the relevant executive officer may terminate the employment by giving advance written notice. We may renew the employment agreements with our executive officers.

D.	Employees

As of December 31, 2017, 2018 and 2019, we had 63, 49 and 57 employees, respectively. The employees are based in the U.S., the U.K., Italy, Greece, Hong Kong, Australia, and Japan. The following table sets forth the number of our employees for each of our major functions as of December 31, 2019:

Major functions	As of December 31, 2019
Managerial functions	33
Operating functions	20
Others	4
Total	57

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

E.	Share Ownership

The following tables set forth information with respect to the beneficial ownership of our shares as of the date of the report.

•	each of our directors and executive officers; and
•	each person known to us to own beneficially in excess of 5% of our ordinary shares.

Directors and Executive Officers	Shares Beneficially Owned	Percentage Beneficially Owned
Xiaofeng Peng, Chairman of the Board[1]	5,339,340	35.99%
Maurice Wai-fung Ngai, Director	*	*
Qing Lu, Director	*	*
Jing Zhang, Director	*	*
HoongKhoeng Cheong, Director and Chief Operating Officer	*	*
All Directors and Executive Officers as a Group[2]	6,071,140	42.20%

__________________

(1)	Consists of 2,000 ordinary shares and options to purchase 50,000 ordinary shares, Mr. Xiaofeng Peng, as the spouse of Ms. Shan Zhou, may be deemed to beneficially own the 875,000 ordinary shares of the Company held by Ms. Shan Zhou. Furthermore, LDK New Energy Holding Limited, or LDK Energy, directly owns 3,412,340 ordinary shares. As the spouse of Ms. Shan Zhou, who is the sole shareholder and a director of LDK Energy, Mr. Peng may be deemed to beneficially own such 3,412,340 ordinary shares beneficially owned by LDK Energy. Lighting Charm Limited holds an option to purchase 1,000,000 ordinary shares. As the spouse of Ms. Shan Zhou, who is the sole shareholder and a director of Lighting Charm Limited, Mr. Peng may be deemed to beneficially own such 1,000,000 ordinary shares beneficially owned by Lighting Charm Limited.

(2)	Consists of an aggregate of 4,973,840 ordinary shares and options to purchase an aggregate of 1,097,300 ordinary shares.

*	Less than 5.0%.

Principal Shareholders	Ordinary Shares Beneficially Owned	Percentage Beneficially Owned
LDK Solar USA, Inc. (1)	1,317,463	8.88%
LDK Solar Europe Holding SA (2)	97,712	0.66%
Shan Zhou(3)	5,339,340	35.99%
UPC CO., LTD. (4)	1,350,000	9.10%
Qian Kun Prosperous Times Investment Limited (5)	800,000	5.40%

______________________

(1)	LDK Solar USA, Inc. LDK Solar USA, Inc. is wholly owned by LDK Solar CO., Ltd. The address of LDK Solar USA, Inc. LDK Solar USA, Inc. is One Front Street, Suite 1600, San Francisco, CA 94111, USA.

(2)	LDK Solar Europe Holding S.A. is wholly owned by LDK Solar International Co., Ltd., which is in turn wholly owned by LDK Solar CO., Ltd. The address of LDK Solar Europe Holding S.A. is 898, rue Pafebruch, L-8308, Capellen RCS, Luxembourg.

(3)	Consists of 875,000 ordinary shares held by Ms. Shan Zhou and 3,412,340 ordinary shares beneficially owned by LDK Energy. As the spouse of Mr. Peng, Ms. Shan Zhou may also be deemed to beneficially own 2,000 ordinary shares and 50,000 ordinary shares that Mr. Peng has the option to purchase. Lighting Charm Limited holds an option to purchase 1,000,000 ordinary shares. As the sole shareholder and a director of Lighting Charm Limited, Ms. Shan Zhou may be deemed to beneficially own such 1,000,000 ordinary shares beneficially owned by Lighting Charm Limited.

(4)	Mrs. Qiuyue Liu is the natural person who has sole voting and investment power over 1,350,000 ordinary shares of the company shares held through UPC CO., LTD. The address of UPC CO., LTD. is at Floor 4, Willow house, cricket square, PO Box 2804,Grand Cayman, KY1-1112, Cayman Islands.

(5)	Mr. Yunshi Wang is the natural person who has sole voting and investment power over 800,000 ordinary of the company shares held through Qian Kun Prosperous Times Investment Limited. The address of Qian Kun Prosperous Times Investment Limited is Sea Meadow House, Blackburne Highway, (P.O. Box 116), Road Town, Tortola, British Virgin Islands.

As of the date of this annual report, 14,837,469 ordinary shares are issued and outstanding. We cannot ascertain the exact number of beneficial shareholders with addresses in the United States.

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

Transactions with Our Directors, Executive Officers and Shareholders

On January 17, 2019, we entered into share purchase agreements with certain existing shareholders (including certain key management personnel of the Company) and other investors (collectively, the “Purchasers”), pursuant to which the Purchasers agreed to purchase an aggregate of 6,600,000 ordinary shares of the Company at a price of US$1.16 per Share, for a total consideration of approximately $7.7 million.

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

Legal and Administrative Proceedings

Some of our previous employees filed lawsuits in late 2015 and early 2016 against us for breach of their prior employment contracts with us. As of the date of this annual report, we have reached a settlement with Michael Turco, Taimur Jamil, Sharon Mauer, William Heck and Brain Lessig and the court has administratively closed those matters. There is only one unclosed employee lawsuit with Kevin Adler, which we and Kevin Adler have reached a settlement in February 2020. The lawsuit is pending final adjournment upon the payment of all settlement amount.

There is currently an ongoing dispute in Greece between the Company and SPI China (HK) Limited on one hand (hereinafter collectively, “SPI”) and SINSIN Europe Solar Asset Limited Partnership and SINSIN Solar Capital Limited Partnership on the other hand (hereinafter collectively, “SINSIN”) with respect to a share sale and purchase agreement dated September 9, 2014 (“SPA”) entered into by and between SINSIN,as vendors, and SPI, as purchasers, in relation to all of the shares in Sinsin Renewable Investment Limited, a company registered in Malta (for purpose of this section, “SRIL”). The SPA is governed by Maltese law and any disputes thereunder shall be referred to arbitration in Malta. SRIL is the direct and/or indirect owner of four (4) Greek companies under the names “JASPER PV MACEDONIA ENERGIAKI SOCIETE ANONYME”, “ORION ENERGIAKI SOCIETE ANONYME PHOTOVOLTAICON ERGON”, “ASTRAIOS ENERGIAKI SOCIETE ANONYME PHOTOVOLTAICON ERGON”, “PHOTOVOLTAICA PARKA VEROIA I SOCIETE ANONYME” (hereinafter collectively, “4 SPVs”). The 4 SPVs collectively own a number of photovoltaic parks in Greece having a total power output of 26.57 MW.

In particular, the following judicial proceedings were initiated in Greece and are pending as of the date of this annual report:

A. SINSIN’s Injunction Petition against the 4 SPVs dated January 26, 2018, with General Submission No 8118/2018, which was heard on the March 20, 2018, before the Athens One-Member First Instance Court and on which Judgement No 4212/2018 was issued on June 25,2018.

This Interim Measures Judgment ordered, inter alia, the following:

(A) It suspends the force of the extraordinary General Meetings of the shareholders of the 4 SPVs dated December 19, 2017 on the appointment of their members of Board of Directors, until the issuance of a final judgment on the lawsuit filed by SINSIN on March 14, 2018 for the annulment of the extraordinary General Meetings of the shareholders of the 4 SPVs dated December 19, 2017.

(B) It appoints an interim management of the 4 SPVs, consisting of two members elected by SINSIN (Dejun Ye and Fan Yang) and one member elected by the 4 SPVs (Hoong Khoeng Cheong), with the following, exclusively defined, competences: (a) to represent judicially and extra-judicially the 4 SPVs before any public authority and court, (b) to manage the bank accounts of the 4 SPVs, in order to, exclusively and solely, proceed with the payment of existing and current obligations of the 4 SPVs towards third parties, arising from their regular management (liabilities towards the State, employees, social security institutions, private creditors, banks), excluding the payment of any price of the shares that were transferred from SINSIN to SPI pursuant to the above-mentioned share sale and purchase agreement dated September 6, 2014, (c) to collect the proceeds of the 4 SPVs, especially from selling electric energy from the photovoltaic parks of the 4 SPVs to the Operator of Electricity Market (“LAGIE”), which (proceeds) should be subsequently deposited to the bank accounts of the 4 SPVs, with the exclusive purpose being the payment of the above under element b΄ obligations of the 4 SPVs (i.e., not for the payment of the purchase price of the shares transferred by SINSIN to SPI pursuant to the above-mentioned share sale and purchase agreement dated September 6, 2014.

(C) It allows the petitioners to register with the Greek General Commercial Registry (“GEMI”) the appointed interim management of the 4 SPVs with the above competences.

B. SINSIN’s and Mr. Dejun Ye’s lawsuit against the 4 SPVs dated March 14, 2018, with General Submission No. 25276/2018 (the “Annulment Lawsuit”). By virtue of the Annulment Lawsuit, the petitioners request the annulment of the December 19, 2017 General Assemblies’ Resolutions of the 4 SPVs, which appointed a Board of Directors elected by their shareholders SRIL, Veltimo Limited and Photovoltaica Parka Veroia 1 Malta Limited, companies belonging to SPI.

SPI and their subsidiaries opposed the above-mentioned petition. SPI and their subsidiaries SRIL, Veltimo Limited and Photovoltaica Parka Veroia 1 Malta Limited filed an Additional Intervention in the above pending trial under General No. 40772/2018 in favor of the 4 SPVs requesting the rejection of the Annulment Lawsuit.

By virtue of its Decision No 2318/2019, the Athens Multimember Court of First Instance suspended the issuance of a definitive judgment on SINSIN’s petition until the issuance of a final decision on the case pending before the Malta arbitration tribunal with respect to the SPA.

C. By virtue of a petition under General Submission No 7294/2018 dated January 25, 2018 filed by SINSIN before the Athens Local Court against SRIL, Veltimo Limited and Photovoltaica Parka Veroia 1 Malta Limited, SINSIN lacking an enforcement title, requested the above Athens Local Court to allow them to proceed to an auction of the pledged shares of the 4 SPVs, in order to satisfy their claim amounting to EUR 38.3 million, plus interest and expenses, for the outstanding purchase price of the 4 SPVs shares under the above-mentioned share sale and purchase agreement dated September 6, 2014.

SRIL, Veltimo Limited and Photovoltaica Parka Veroia 1 Malta Limited opposed the above-mentioned petition.

The above petition was heard on October 23, 2018. The Athens Local Court issued Decision No. 350/2019, which suspended the issuance of a definitive judgment on SINSIN’s petition until the issuance of a final decision on the case pending before the Malta arbitration tribunal with respect to the SPA.

In June 2018, the Company, as Claimant, filed arbitration proceedings in Malta against SINSIN as respondents for an alleged breach of a share sale and purchase agreement dated September 6, 2014 entered into by and between the respondents as sellers and the claimant as purchaser in relation to all of the shares in SRIL. The claimant is requesting the payment of damages from the respondents.

The respondents have filed separate arbitration proceedings in Malta against the Company, requesting payment of the balance of the purchase price due in terms of the share purchase agreement mentioned above (stated to be EUR38,054,000) together with interest. Company is contesting these claims. Meanwhile, SINSIN has obtained the status of a precautionary garnishee order against the Company as security for its claims and has had the same order served on SRIL with a view to freezing any payments that may be due by the target company to its shareholders, the Company.

The production of evidence in both arbitration cases has been completed and the parties have also produced very extensive written final submissions in relation to the cases. They have also filed their respective rebuttals to the submissions.

Unless there are any unforeseen circumstances or developments, we expect that the Tribunal is now in a position to move to deliberate the cases with a view to issuing its final awards in both cases concurrently. While no specific date has been given or agreed for the delivery of the awards, in July 2019 the Tribunal had indicated that it expected to be in a position to issue the awards by the end of second quarter in 2020. It is possible that the Tribunal will require more time for this purpose.

The cases are vigorously contested and both parties have produced substantive evidence and plausible submissions with regard to their interpretation of the facts and the application of relevant laws to the circumstances. The likelihood of success for either party is very difficult to assess at this time. We believe that there is a possibility that the Tribunal could accept both Parties’ claims (in part) thereby giving an award which is of limited success to each party. We believe that at best there is a 50% chance of obtaining a favourable award in favour of the Company.

In a best-case scenario, should an award in favour of the Company be given, the Company would be awarded damages in the sum of Euro54 million together with interest and costs of the Arbitration held in Malta. On the other end of the spectrum and in a worst-case scenario, an arbitral award given in favour of SINSIN would lead to an award ordering the Company to pay Euro38 million in outstanding payments plus an unquantified amount in additional damages, together with legal interest and costs. The damages will need to be liquidated and quantified by the Tribunal.

It should also be noted that if there is an Award with costs against the Company, fees and costs payable to the arbitral tribunal and to counsel is expected to be material and could be as high as Euro 1 million in the aggregate.

In June 2018, ENS obtained a default judgement invalidating the Governance Agreement. In March 2019, ENS made an assignment for benefit of creditors which assignment is part of a Wisconsin Chapter 128 receivership initiated by creditor Analytics Plus, LLC Captioned Analytics Plus, LLC v. Ensync, Inc., Waukesha County Circuit Court Case No. 19-CV-556 (the “ Chapter 128 Proceeding”). The Company has instructed to vigorously pursue all legal remedies available to the Company.

Solar Juice USA Inc. (“SolarJuice”), a subsidiary of the Company, submitted a complaint in the local court in the county of Santa Clara in the State of California on or about June 11, 2020 against Shengrun Int’l Industry Group, Inc., a California corporation (“Shengrun”) and Sophie Harrison, a resident of the State of California and the purported controlling person of Shengrun. In March, 2019, SolarJuice  and Shengrun entered into a real property purchase agreement pursuant to which SolarJuice shall purchase from Shengrun a real property located in Santa Clara in the State of California.  Subsequently, SolarJuice made a down payment of $3,132,000 to Shengrun for the proposed transaction, and Sophie Harrison provided personal guarantee that if Shengrun does not convey the property to SolarJuice or if SolarJuice withdraws from the transaction, she would be personally liable for the return of the down payment to SolarJuice. As of the date hereof, the subject property has not been conveyed to SolarJuice, neither has Shengrun or Ms. Harrison refunded the down payment to SolarJuice. Counsel for SolarJuice on this matter reasonably expects that the court shall render a verdict against Shengrun and Ms. Harrison personally (as related to the personal guarantee) and in favor of SolarJuice. However, the counsel does not have the information to assess whether Shengrun or Ms. Harrison has the assets available for the governmental authorities or the Company to enforce such verdict.

The Company is currently involved in a potential lawsuit against NAAC regarding our newly set up CBD and hemp business. The Company was required to make a down payment of $324,125 to NAAC on or before July 31, 2019, and the Company timely made this payment. Subsequently, however, NAAC failed to comply with or perform the Agreement. First, in August 2019, representatives of the Company visited the farm where NAAC was growing the hemp. The conditions of the plants and growing operations appeared to be deficient and not up to industry standards. Second, NAAC failed to provide the required Milestone Report and Financial Reports. Finally, NAAC failed to deliver any of the hemp plants by November 30, 2019, or at all, and refused and failed to return Company’s down payment and to make whole for the damages the Company has suffered. As such, NAAC was in default under the Agreement. The Company sent two demand letters to NAAC on October 25, 2019 and November 25, 2019 respectively without any response from NAAC. The Company has instructed to vigorously pursue all legal remedies available to the Company.

In May 2020, Solar Juice Co. Ltd (“Solar Juice Co”),a wholly owned subsidiary of the Company, in its capacity as shareholder of Solar Juice Australia (an Australian company) together with Mr. Kun Fong Lee and Mr. Jinhan Zhou (who hold shares in Solar Juice Australia as trustee for Solar Juice Co) ("SPI Shareholders") commenced proceedings in the Federal Court of Australia as plaintiffs against its other shareholders and some of its other directors and purported directors and against Solar Juice Australia ("Defendants") in relation to a purported new rights issue undertaken by Solar Juice Australia, the purported removal by those other shareholders of Mr. Kun Fong Lee and Mr. Jinhan Zhou as directors of Solar Juice Australia and the purported appointment of an additional director. The SPI Shareholders allege that the purported new rights issue and the subsequent purported removal and appointment of directors are invalid and ineffective and therefore should be set aside. If effective, the purported rights issue will result in the SPI Shareholders' shareholding in Solar Juice Australia being reduced from 80% to 40%. The parties to the litigation have requested that the case be expedited but it is current unknown when a final hearing will take place.

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

The following summarizes material provisions of our currently effective amended and restated memorandum and articles of association, as well as the Companies Law (2020 Revision) of the Cayman Islands, which is referred to as the Companies Law below, insofar as they relate to the material terms of our ordinary shares.

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

Economic Substance Law

Since 1 January 2019,the Cayman Islands adopted certain laws and regulations in response to the Organisation for Economic Co-operation and Development(OECD)Forum on Harmful Tax Practices,which sets the global standard that requires companies to have substantial activities in a jurisdiction (also known as "economic substance").To date, the Cayman Islands have passed or adopted the International Tax Co-Operation (Economic Substance) Law, (as varied by the Regulations which are defined below and includes any revision thereof or amendment thereto from time to time,the"ES Law"), the International Tax Co-Operation (Economic Substance) (Prescribed Dates) Regulations, 2018, the International Tax Co-Operation (EconomicSubstance) (Amendment of Schedule) Regulations, 2019 and the International Co-Operation (Economic Substance) (Amendment of Schedule) (No. 2) Requlations. 2019 (collectively referred to as, the “Regulations”), and the related guidance was published on 30 April 2019.

A relevant entity conducting any relevant activity must satisfy the economic substance test the “ES Test”) as set out in the ES Law. Failure to comply with requirements of the ES Law may result in substantial fines and/or imprisonment.

Considering SPI Energy is a tax resident outside in US, the Company has been determined that it is either not a Relevant Entity (i.e. an “investment fund” or tax resident in another jurisdiction) or not conducting a Relevant Activity for the purposes of the ES Law.

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

Depending on movements in foreign exchange rates, the foreign currency translation may have an adverse impact on our consolidated financial statements. In 2017, 2018 and 2019, we recorded foreign exchange loss of $5.1 million, gain of $1.1 million and gain of $1.3 million in our consolidated statements of operations, respectively.

Interest Rate Risk

Our exposure to interest rate risk primarily relates to interest expenses incurred on our short-term and long-term borrowings, as well as interest income generated from excess cash invested in demand deposits. Such interest-earning instruments carry a degree of interest rate risk. We have not used any derivative financial instruments to manage our interest rate risk exposure. We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in interest rates. However, our future interest expense may increase due to changes in market interest rates. If market interest rates for short-term demand deposits increase in the near future, such increase may cause the amount of our interest income to rise. A hypothetical 10% increase in the average interest rate for our bank borrowings would result in an increase of approximately $0.1 million and $0.1 million in interest expense for the years ended December 31, 2018 and 2019. We may use derivative financial instruments, such as interest rate swaps, to mitigate potential risks of interest expense increases due to changes in market interest rates.

ITEM 12.                 DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

PART II

ITEM 13.                 DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

We have outstanding convertible bonds of US$55.0 million, which were defaulted in June 2016 and not repaid as at December 31, 2016. On February 12, 2017, we entered into an Amendment Agreement (“Agreement”) with Union Sky Group Limited, one of the holders of our convertible bonds, to extend the maturity date of the bonds, pursuant to which the repayment of US$6.6 million, US$6.7 million and US$6.7 million of the principal amount of the convertible bond will be due by April 30, 2017, January 30, 2018 and January 30, 2019, respectively. Union Sky Group Limited has the option to convert the outstanding amounts under the convertible bond into equity interest in our company at a certain conversion price. We were not able to make the first repayments of April 29, 2017. We have been in communications with the holders of our convertible bonds, including Union Sky Group Limited, to further extend the maturity date of the bonds, and On June 29, 2018, the Company entered into the 2nd Amendment with the Union Sky Group Limited and Magical Glaze Limited (the “MGL”), a company incorporated under the laws of British Virgin Islands, pursuant to which agreement the Union Sky Group Limited has transferred all the rights and obligations under the Convertible Bond Agreement and 1st Amendment to MGL, and the maturity date of the note was extended. According to the 2nd Amendment, the repayment of US$6.6 million, US$6.7 million and US$6.7 million of the principal amount of the note and interest thereon is due by December 2019, June 2020 and December 2020, respectively. As of the date of this annual report, we missed the December 2019 repayment and expect to miss the June 2020 repayment. We have been working on negotiating a third amendment to the Convertible Bond Agreement but have not yet obtained a further extension from the bond holders.

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

Not applicable.

ITEM 15.                 CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our executive management is responsible for establishing and maintaining a system of disclosure controls and procedures (as defined in Rule 13a-15 and 15d-15 under the Exchange Act) designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer’s management, including its principal executive officer and principal financial officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Our executive management concluded that, because of the material weaknesses in our internal control over financial reporting discussed below, our disclosure controls and procedures were not effective as of December 31, 2019. Notwithstanding the material weaknesses discussed below, our executive management has concluded that the consolidated financial statements included in this Form 20-F present fairly, in all material respects, our financial position, results of operations and cash flows for the periods presented in conformity with accounting principles generally accepted in the U.S.

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

Management, including our chief executive officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2019. In making this assessment, management used the criteria for effective internal control over financial reporting described in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our consolidated financial statements will not be prevented or detected on a timely basis. Based on management’s assessment of the effectiveness of our internal control over financial reporting, management has identified the following material weaknesses in our internal control over financial reporting as of December 31, 2019:

•	Lack of an internal audit department since April 2017, and internal audit evaluation work was not performed during the year ended December 31, 2019.

•	We didn’t have adequate risk assessment procedures, including those on identification and assessment of fraud risks, to cope with the expansion of its business and organization. In particularly, we did not put in place an adequate process to continuously assess the legal, compliance and fraud risks associated with the business initiatives and the related financial impact. As a result, we did not properly account for certain transactions, which led to significant adjustments to the consolidated financial statements for the year ended December 31, 2019.

•	Our review controls over management’s judgment and financial statement assertions were ineffective with respect to certain significant transactions including impairment charges on project assets and accounting for convertible bonds. Our review controls in these areas were not effective, as we failed to prepare sufficient documentation on the judgment made and the significant assumptions used in accounting for the transactions. As a result, there were material adjustments on convertible bonds, impairment charges on project assets and accrued liabilities reflected in the consolidated financial statements for the year ended December 31, 2019.

•	We did not have adequate controls on the internal communication between finance team and operation team related to the status of the construction of project assets, execution of contracts and conclusion of business decisions. This deficiency has resulted in the finance team not having accurate or updated information necessary to properly assess the accounting treatment for the relevant business transactions. As a result, there were material adjustments to the consolidated financial statements for the year ended December 31, 2019.

•	We did not have adequate communications between the headquarter and subsidiaries, and lack of sufficient supervision over the local management team, related to the daily operation of the subsidiaries.

•	We had insufficient resources for financial information processing and reporting and lack of appropriate GAAP knowledge. As a result, there was material adjustments to the consolidated financial statements for the year ended December 31, 2019.

The material weaknesses described above may result in misstatement of our consolidated financial statements that would not be prevented or detected. As a result of these material weaknesses, management has concluded that our internal control over financial reporting was not effective as of December 31, 2019.

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

Changes in Internal Control over Financial Reporting

Other than the changes resulting from the material weakness described above, there have been no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) and 15d-15(f) of the Exchange Act) during the fiscal year ended December 31, 2019 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.                 RESERVE

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

	2018	2019
Audit fees	$860,000	$440,000
Audit-related fees	–	–
Tax fees	–	–
All other fees	–	–
Total	$860,000	$440,000

__________

(1)	Audit fees consist of fees billed for professional services rendered for the audit of our financial statements and services that are normally provided by the above auditors in connection with statutory and regulatory fillings or engagements.

(2)	Audit related fees consist of assurance and related services that are reasonably related to the performance of audit or review of our financial statements related to our SEC filings.

Consistent with the rules of the SEC regarding auditor independence, our Board of Directors is responsible for the appointment, compensation and oversight of the work of our independent registered public accounting firm. Our Board asks our independent registered public accounting firm to provide a detailed description of its services each year as a basis for its decision-making. The Board evaluates the proposals based on four categories: audit services, audit-related services, tax services, and other services; and determines the proper arrangement for each service according to its judgment as to our needs over the coming year. Our Board pre-approves all audit and non-audit services to be performed by our independent registered public accounting firm. The Board pre-approved 100% of the audit and audit-related services performed by the independent registered public accounting firms described above in fiscal years 2018 and 2019.

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

ITEM 18.                 FINANCIAL STATEMENTS

The consolidated financial statements of SPI Energy Co., Ltd. are included at the end of this annual report beginning on page F-1.

ITEM 19.                 EXHIBITS

Exhibit Number	Description of Document
1.1	Amended and Restated Memorandum and Articles of Association, as currently in effect (incorporated by reference to Exhibit 3.2 of our registration statement on Form F-4 (File No. 333-204069) filed with the Securities and Exchange Commission on May 11, 2015)

2.1	Registrant’s Specimen Certificate for Shares (incorporated by reference to Exhibit 4.1 of Amendment No. 1 to our registration statement on Form F-4 (file No. 333-204069) filed with the Securities and Exchange Commission on June 24, 2015)

4.1	2006 Equity Incentive Plan (as amended) (incorporated by reference to Exhibit 4.2 to our Post Effective Amendment No. 1 to our registration statement on Form S-8 (file No. 333-203917) filed with the Securities and Exchange Commission on January 4, 2016)

4.2	2015 Equity Incentive Plan (incorporated by reference to Exhibit 10.2 to our registration statement on Form F-4 (file No. 333-204069) filed with the Securities and Exchange Commission on May 11, 2015)

4.3	Form of Indemnification Agreement between the directors and the Registrant (incorporated by reference to Exhibit 10.1 of our registration statement on Form F-4 (file No. 333-204069) filed with the Securities and Exchange Commission on May 11, 2015)

4.4	Translation of Capital Increase and Share Subscription Agreement among Meitai Investment (Suzhou) Co., Ltd., Beijing DingdingYiwei New Energy Technology Development Co., Ltd. and shareholders of Beijing DingdingYiwei New Energy Technology Development Co. Ltd., dated September 1, 2015 (incorporated by reference to Exhibit 10.1 to our current report on Form 8-K (file No. 000-50142) filed with the Securities and Exchange Commission on September 4, 2015)

4.5	Exchange and Release Agreement dated December 26, 2013 (incorporated by reference to Exhibit 10.1 to our current report on Form 8-K (file No. 000-50142) filed with the Securities and Exchange Commission on February 21, 2014)

4.6	Form of Project Management Agreement (incorporated by reference to Exhibit 10.2 to our current report on Form 8-K (file No. 000-50142) filed with the Securities and Exchange Commission on February 21, 2014)

4.7	Second Amended and Restated Operating Agreement for KDC Solar Mountain Creek Parent LLC dated February 18, 2014 (incorporated by reference to Exhibit 10.3 to our current report on Form 8-K (file No. 000-50142) filed with the Securities and Exchange Commission on February 21, 2014)

4.8	First Amended and Restated Exchange and Release Agreement dated April 17, 2014 (incorporated by reference to Exhibit 10.1 to our current report on Form 8-K (file No. 000-50142) filed with the Securities and Exchange Commission on April 23, 2014)

4.9	Third Amended and Restated Operating Agreement for KDC Solar Mountain Creek Parent LLC dated April 17, 2014 (incorporated by reference to Exhibit 10.2 to our current report on Form 8-K (file No. 000-50142) filed with the Securities and Exchange Commission on April 23, 2014)

4.10	Equity Cash Flow Letter dated April 17, 2014 (incorporated by reference to Exhibit 10.3 to our current report on Form 8-K (file No. 000-50142) filed with the Securities and Exchange Commission on April 23, 2014)

4.11	Translation of Share Purchase Agreement by and between SPI Solar Power Suzhou Co., Ltd. and China Energy Power Group Operation and Maintenance Management Jiangsu Co., Ltd. dated October 22, 2014 (incorporated by reference to Exhibit 10.2 to our current report on Form 8-K (file No. 000-50142) filed with the Securities and Exchange Commission on October 23, 2014)

4.12	Translation of Share Purchase Agreement by and between SPI Solar Power Suzhou Co., Ltd. and Liaoning Xinda New Energy Investment Co., Ltd. dated October 22, 2014 (incorporated by reference to Exhibit 10.3 to our current report on Form 8-K (file No. 000-50142) filed with the Securities and Exchange Commission on October 23, 2014)

4.13	Translation of Equity Purchase Agreement by and between SPI Solar Power Suzhou Co., Ltd., Beijing Taihedafang Investment Development Co., Ltd. and XingheChaerhu Development Co., Ltd. dated October 22, 2014 (incorporated by reference to Exhibit 10.4 to our current report on Form 8-K (file No. 000-50142) filed with the Securities and Exchange Commission on October 23, 2014)

4.14	Convertible Promissory Note Purchase Agreement by and between Solar Power, Inc. and Brilliant King Group Ltd. dated December 12, 2014 (incorporated by reference to Exhibit 10.3 to our current report on Form 8-K (file No. 000-50142) filed with the Securities and Exchange Commission on December 18, 2014)

4.15	Convertible Promissory Note Purchase Agreement by and between Solar Power, Inc. and Poseidon Sports Limited dated December 12, 2014 (incorporated by reference to Exhibit 10.6 to our current report on Form 8-K (file No. 000-50142) filed with the Securities and Exchange Commission on December 18, 2014)

4.16	Convertible Promissory Note Purchase Agreement by and between Solar Power, Inc. and Union Sky Holding Group Limited dated December 15, 2014(incorporated by reference to Exhibit 10.8 to our current report on Form 8-K (file No. 000-50142) filed with the Securities and Exchange Commission on December 18, 2014)

4.17	Purchase Agreement by and between Solar Power, Inc. and Forwin International Financial Holding Limited dated December 12, 2014 (incorporated by reference to Exhibit 10.11 to our current report on Form 8-K (file No. 000-50142) filed with the Securities and Exchange Commission on December 18, 2014)

4.18	Stock Purchase Agreement by and among CECEP Solar Energy Hong Kong Co., Limited, SPI China (HK) Limited and Solar Power, Inc. dated January 15, 2015 (incorporated by reference to Exhibit 10.1 to our current report on Form 8-K (file No. 000¬50142) filed with the Securities and Exchange Commission on January 16, 2015)

4.19	Option Agreement by and between Solar Power, Inc. and Central Able Investments Limited dated January 22, 2015(incorporated by reference to Exhibit 10.1 to our current report on Form 8-K (file No. 000-50142) filed with the Securities and Exchange Commission on January 23, 2015)

4.20	Share Purchase Agreement by and among SPI China (HK) Limited, LDK Solar Europe Holding S.A. and LDK Solar USA, Inc. dated March 30, 2015(incorporated by reference to Exhibit 10.1 to our current report on Form 8-K (file No. 000-50142) filed with the Securities and Exchange Commission on March 31, 2015)

4.21	Share Purchase Agreement by and among SPI China (HK) Limited., Andrew Burgess, Rami Fedda and Allied Energy Holding Pte Ltd. dated March 31, 2015 (incorporated by reference to Exhibit 10.2 to our current report on Form 8-K (file No. 000-50142) filed with the Securities and Exchange Commission on March 31, 2015)

4.22	Membership Interest Purchase Agreement by and among Solar Power, Inc., William Hedden, as Trustee of the William H. Hedden and Sandra L. Hedden Trust, Stephen C. Kircher, the chief strategy officer of SPI, as Trustee of the Kircher Family Irrevocable Trust dated December 29, 2004, and Steven Kay dated March 31, 2015 (incorporated by reference to Exhibit 10.1 to our current report on Form 8-K (file No. 000-50142) filed with the Securities and Exchange Commission on April 6, 2015)

4.23	GK Interest Sale and Purchase Agreement by and between SPI Solar Japan G.K. and Re Capital K.K. dated April 15, 2015 (incorporated by reference to Exhibit 10.1 to our current report on Form 8-K (file No. 000-50142) filed with the Securities and Exchange Commission on April 17, 2015)

4.24	Securities Purchase Agreement by and between EnSync, Inc. (formerly known as ZBB Energy Corporation) and Solar Power, Inc. dated April 17, 2015 (incorporated by reference to Exhibit 10.2 to our current report on Form 8-K (file No. 000-50142) filed with the Securities and Exchange Commission on April 17, 2015)

4.25	Translation of Share Purchase Agreement by and among Solar Power, Inc., Meitai Investment (Suzhou) Co., Ltd., Zhong Junhao, Li Jin, Tong Ling Hong Xin Ling Xiang Investment Partnership, Shanghai Yi Ju Sheng Yuan Investment Center, Shanghai Ninecity Investment Holding (Group) Ltd., Shanghai Yi Ju Sheng Quan Equity Investment Center, Shanghai Panshi Investment Co., Ltd. and Shanghai All-Zip Roofing System Group Co., Ltd. dated April 30, 2015 (incorporated by reference to Exhibit 10.1 to our current report on Form 8-K (file No. 000-50142) filed with the Securities and Exchange Commission on April 30, 2015)

4.26	Purchase Agreement by and between Solar Power, Inc. and Yes Yield Investments Limited dated May 4, 2015 (incorporated by reference to Exhibit 10.1 to our current report on Form 8-K (file No. 000-50142) filed with the Securities and Exchange Commission on May 7, 2015)

4.27	Option Agreement by and between Solar Power, Inc. and Yes Yield Investments Limited dated May 4, 2015 (incorporated by reference to Exhibit 10.2 to our current report on Form 8-K (file No. 000-50142) filed with the Securities and Exchange Commission on May 7, 2015)

4.28	Convertible Promissory Note Purchase Agreement by and between Solar Power, Inc. and Vision Edge Limited dated June 15, 2015 (incorporated by reference to Exhibit 10.1 to our current report on Form 8-K (file No. 000-50142) filed with the Securities and Exchange Commission on June 15, 2015)

4.29	Option Agreement by and between Solar Power, Inc. and Vision Edge Limited dated June 15, 2015 (incorporated by reference to Exhibit 10.2 to our current report on Form 8-K (file No. 000-50142) filed with the Securities and Exchange Commission on June 15, 2015)

4.30	Supply Agreement between EnSync, Inc. (formerly known as ZBB Energy Corporation) and Solar Power, Inc. dated July 13, 2015 (incorporated by reference to Exhibit 10.3 to our current report on Form 8-K (file No. 000-50142) filed with the Securities and Exchange Commission on April 17, 2015)

4.31	Governance Agreement between EnSync, Inc. (formerly known as ZBB Energy Corporation) and Solar Power, Inc. dated July 13, 2015 (incorporated by reference to Exhibit 10.2 to our current report on Form 8-K (file No. 000-50142) filed with the Securities and Exchange Commission on July 14, 2015)

4.32	Second Amended and Restated Agreement and Plan of Merger and Reorganization by and among Solar Power, Inc., SPI Energy Co., Ltd. and SPI Merger Sub, Inc. dated October 30, 2015(incorporated by reference to Exhibit 2.1 of our current report on Form 8-K (file No. 000-50142) filed with the Securities and Exchange Commission on October 30, 2015)

4.33	Purchase Agreement by and between Tiger Capital Fund SPC and SPI Energy Co., Ltd. dated April 24, 2017 (incorporated by reference to Exhibit 4.40 to our Annual Report on Form 20-F for the year ended December 31, 2016, filed with the Securities and Exchange Commission on October 27, 2017)

4.34	Purchase Agreement by and between Qian Kun Prosperous Times Investment Limited and SPI Energy Co., Ltd. dated July 6, 2017 (incorporated by reference to Exhibit 4.41 to our Annual Report on Form 20-F for the year ended December 31, 2016, filed with the Securities and Exchange Commission on October 27, 2017)

4.35	Purchase Agreement by and between Qian Kun Prosperous Times Investment Limited and SPI Energy Co., Ltd. dated October 10, 2017 (incorporated by reference to Exhibit 4.42 to our Annual Report on Form 20-F for the year ended December 31, 2016, filed with the Securities and Exchange Commission on October 27, 2017)

4.36	Purchase Agreement by and between Alpha Assai fund sp of Sunrise SPC and SPI Energy Co., Ltd. dated October 10, 2017 (incorporated by reference to Exhibit 4.43 to our Annual Report on Form 20-F for the year ended December 31, 2016, filed with the Securities and Exchange Commission on October 27, 2017)

4.37	Framework Share Purchase Agreement by and among SPI Energy Co., Ltd., Thelmico Limited, SP ORANGE POWER (CYPRUS) LIMITED, THERMI TANEO Venture Capital Fund and other parties named therein, dated September 20, 2017 (incorporated by reference to Exhibit 4.44 to our Annual Report on Form 20-F for the year ended December 31, 2016, filed with the Securities and Exchange Commission on October 27, 2017)

4.38	Sale and Purchase Agreement dated August 28, 2018 between SPI Energy Co., Ltd. and Lighting Charm Limited (incorporated by reference to Exhibit 4.38 to our Annual Report on Form 20-F for the year ended December 31, 2018, filed with the Securities and Exchange Commission on April 30, 2019)

4.49	Share Purchase Agreement dated January 15, 2019 between SPI Energy Co., Ltd. and Happy Goal Industries Limited (incorporated by reference to Exhibit 4.38 to our Annual Report on Form 20-F for the year ended December 31, 2018, filed with the Securities and Exchange Commission on April 30, 2019)

4.50	Share Purchase Agreement dated January 15, 2019 between SPI Energy Co., Ltd. and CHEONG Hoong Khoeng (incorporated by reference to Exhibit 4.38 to our Annual Report on Form 20-F for the year ended December 31, 2018, filed with the Securities and Exchange Commission on April 30, 2019)

4.51	Share Purchase Agreement dated January 15, 2019 between SPI Energy Co., Ltd. and LDK New Energy Holding Limited (incorporated by reference to Exhibit 4.38 to our Annual Report on Form 20-F for the year ended December 31, 2018, filed with the Securities and Exchange Commission on April 30, 2019)

4.52	Share Purchase Agreement dated January 15, 2019 between SPI Energy Co., Ltd. and LIM Joo Heng (incorporated by reference to Exhibit 4.38 to our Annual Report on Form 20-F for the year ended December 31, 2018, filed with the Securities and Exchange Commission on April 30, 2019)

4.53	Share Purchase Agreement dated January 15, 2019 between SPI Energy Co., Ltd. and UPC Co., Ltd. (incorporated by reference to Exhibit 4.38 to our Annual Report on Form 20-F for the year ended December 31, 2018, filed with the Securities and Exchange Commission on April 30, 2019)

4.54	Share Purchase Agreement dated March 20, 2019 between SP Orange Power (Cyprus) Limited and Thermi Taneo Venture Capital Fund (incorporated by reference to Exhibit 4.38 to our Annual Report on Form 20-F for the year ended December 31, 2018, filed with the Securities and Exchange Commission on April 30, 2019)

4.55*	Membership Interest Purchase Agreement for Oregon Portfolio dated on July 15, 2019 between Sulus LLC and SPI Solar, Inc.

4.56*	Common Stock Purchase Agreement between Knight AG Holding Co., Ltd. and Jacky Lo.

4.57*	Management Services Agreement dated on July 24, 2019 between Native American Agricultural Company and CBD and Hemp Group Co., Ltd.
4.58*	Equipment Purchase Contract dated on August 6 2019 between CBD and Hemp Group Co., Ltd. and All Datum Inc.
4.59*	Sales and Purchase Agreement dated on July 8 2019 between Bitmain Equipment (Canada) Inc. and 1215542 B.C.LTD
4.60*	Hosting Agreement dated on July 9, 2019 between 1151203 B.C.LTD and 1215542 B.C.LTD
4.61*	Supplemental Agreement dated on October 7, 2019 between 1151203 B.C.LTD and 1215542 B.C.LTD
4.62*	Second Supplemental Agreement dated on March 8, 2020 between 1151203 B.C.LTD and 1215542 B.C.LTD
4.63*	Remote Hash Power Computing Service Agreement dated on July 15, 2019 between 1215542 B.C.LTD and SPI Orange Co., Ltd.
4.64*	Securities Purchase Agreement dated on May 28, 2019 between SPI Energy Co., Ltd. and ILIAD RESEARCH AND TRADING, L.P.
4.65*	Asset Purchase Agreement dated on July 31, 2019 between SPI Solar, Inc. and John M. Wirth
4.66*	Sale and Purchase Agreement dated on September 23 2019 for Sun Roof II between SPI Renewables Energy (Luxemburg) Private Limited Company S.a.r.l and Theia Investments (Italy) S.r.l
4.67*	Sale and Purchase Agreement dated on September 23 2019 for Sun Roof V between SPI Renewables Energy (Luxemburg) Private Limited Company S.a.r.l and Theia Investments (Italy) S.r.l
4.68*	Sale and Purchase Agreement dated on March 16 2020 for Sun Roof I between SPI Renewables Energy (Luxemburg) Private Limited Company S.a.r.l and Theia Investments (Italy) S.r.l
4.69*	Standard Industrialicommercial Single Tenant Lease dated on September 15, 2019 between Al Factory, LLC and SPI Solar, Inc.
5.56*	Amendment to Convertible Promissory Note dated on December 10, 2019 between SPI Energy Co., Ltd. and ILIAD RESEARCH AND TRADING, L.P.
8.1*	List of subsidiaries
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 11.1 of our annual report on Form 20-F (file No. 005-78703) filed with the Securities and Exchange Commission on May 17, 2016)
12.1**	Certification of the Principal Executive and Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification of Principal Executive Officer and Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Independent Registered Public Accounting Firm—Marcum Bernstein & Pinchuk LLP
99.1	Letter from KPMG Huazhen LLP (incorporated by reference to Exhibit 99.1 to our Annual Report on Form 20-F for the year ended December 31, 2017, as amended, filed with the Securities and Exchange Commission on December 11, 2018)
99.2*	Form of Audit Committee Charter
99.3*	Form of Compensation Committee Charter
99.4*	Form of Nominating and Corporate Governance Committee Charter
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Calculation Presentation Document

_____________________

*       Filed herewith

**       Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SPI Energy Co., Ltd.

Date: June 29, 2020

By:	/s/ Xiaofeng Peng Name: Xiaofeng Peng Title: Chief Executive Officer (Principal Executive, Financial and Accounting Officer)

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of

SPI Energy Co., Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of SPI Energy Co., Ltd. (the “Company”) as of December 31, 2019 and 2018, the related consolidated statements of operations, comprehensive loss, equity (deficit) and cash flows for each of the three years in the period ended December 31, 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Chang in Accounting Principle

As discussed in Note 3 to the financial statements, the Company has changed its method of accounting for leases in 2019 due to the adoption of Accounting Standards Codification (“ASC”) Topic 842, Leases (“Topic 842”).

Explanatory Paragraph – Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 2 to the financial statements, the Company has a significant working capital deficiency, has incurred significant losses and needs to raise additional funds to meet its obligations and sustain its operations. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Marcum Bernstein & Pinchuk LLP

Marcum Bernstein & Pinchuk LLP

We have served as the Company’s auditor since 2018.

Beijing China

June 29, 2020

SPI ENERGY CO., LTD.

CONSOLIDATED BALANCE SHEETS

(In thousands, except for share and per share data)

	December 31, 2019	December 31, 2018
ASSETS
Current assets:
Cash and cash equivalents	$2,764	$4,141
Restricted cash	239	458
Accounts receivable, net	16,539	27,777
Notes receivable	–	526
Inventories, net	13,781	11,906
Project assets, net	17,842	24,654
Prepaid expenses and other current assets, net	5,170	4,382
Amount due from related parties	154	39
Total current assets	56,489	73,883

Intangible assets, net	1,528	1,801
Goodwill	626	651
Other receivable, noncurrent	283	832
Notes receivable, noncurrent	–	4,297
Property, plant and equipment, net	31,783	21,150
Project assets, noncurrent, net	16,495	16,368
Investment in affiliates, net	69,606	69,606
Operating lease right-of-use assets	1,985	–
Deferred tax assets, net	58	140
Total assets	$178,853	$188,728
LIABILITIES AND EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$19,677	$16,271
Accrued liabilities	9,177	16,495
Income taxes payable	561	293
Advance from customers	17,632	25,984
Short-term borrowings and current portion of long-term borrowings	2,857	3,166
Amount due to an affiliate	9,128	8,819
Convertible bonds, net of unamortized debt discount	55,907	41,600
Derivative liability	652	–
Operating lease liabilities, current	426	–
Amount due to related parties		79
Consideration payable	54,000	53,824
Total current liabilities	170,017	166,531

Convertible bonds, noncurrent	–	13,400
Long-term borrowings, excluding current portion	6,039	6,674
Amount due to an affiliate, noncurrent	1,728	–
Deferred tax liabilities	3,506	515
Accrued warranty reserve	1,538	1,538
Operating lease liabilities, non-current	1,500	–
Total liabilities	184,328	188,658

Equity (deficit):
Ordinary shares, par $0.0001, 500,000,000 shares authorized, 14,621,125 and 7,914,125 shares issued and outstanding as of December 31, 2019 and 2018, respectively	1	1
Additional paid in capital	612,726	601,319
Accumulated other comprehensive loss	(35,527)	(35,115)
Accumulated deficit	(585,384)	(570,126)
Total deficit attributable to the shareholders of SPI Energy Co., Ltd.	(8,184)	(3,921)
Noncontrolling interests	2,709	3,991
Total (deficit) equity	(5,475)	70
Total liabilities and equity	$178,853	$188,728

The accompanying notes are an integral part of these consolidated financial statements.

SPI ENERGY CO., LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except for share and per share data)

	For the Years Ended December 31,
	2019	2018	2017

Net sales	$97,883	$125,582	$121,520
Cost of revenue	90,693	114,525	111,428
Gross profit	7,190	11,057	10,092

Operating expenses:
General and administrative	15,158	12,225	13,994
Sales, marketing and customer service	2,398	2,285	2,944
Provision (reverse) for doubtful accounts, notes and other receivables	4,115	(501)	1,693
Impairment charges on property, plant and equipment	2,235	–	53
Impairment charges on project assets	2,455	–	687
Total operating expenses	26,361	14,009	19,371
Operating loss	(19,171)	(2,952)	(9,279)

Other income (expense):
Interest expense	(3,923)	(6,665)	(8,087)
Interest income	155	320	384
Gain on extinguishment of convertible bonds	–	–	7,121
Change in fair value of derivative liability	285	–	–
Reversal (accrual) of tax penalty	6,890	–	(9,670)
Gain on troubled debt restructuring	–	1,887	–
Loss on investment in affiliates	–	–	(2,214)
Net foreign exchange gain (loss)	1,261	1,118	(5,141)
Others	(553)	487	509
Total other income (expense), net	4,115	(2,853)	(17,098)
Loss from continuing operations before income taxes	(15,056)	(5,805)	(26,377)
Income tax expense	92	332	137
Loss from continuing operations including noncontrolling interests	$(15,148)	$(6,137)	$(26,514)
Loss from discontinued operations, net of tax	–	(6,122)	(64,445)
Net loss including noncontrolling interests	$(15,148)	$(12,259)	$(90,959)
Less: Net income attributable to noncontrolling interests from continuing operations	110	31	168
Less: Net loss attributable to noncontrolling interests from discontinued operations	–	(8)	(47)
Net loss attributable to shareholders of SPI Energy Co., Ltd. from continuing operations	(15,258)	(6,168)	(26,682)
Net loss attributable to shareholders of SPI Energy Co., Ltd. from discontinued operations	–	(6,114)	(64,398)
Net loss attributable to shareholders of SPI Energy Co., Ltd.	$(15,258)	$(12,282)	$(91,080)
Net loss from continuing operations per ordinary share:
Basic and Diluted	$(1.2)	$(0.9)	$(4)
Net loss from discontinued operations per ordinary share:
Basic and Diluted	$–	$(0.8)	$(9)
Net loss per ordinary share:
Basic and Diluted	$(1.2)	$(1.7)	$(13)
Weighted average shares outstanding*
Basic and Diluted	12,733,062	7,262,023	6,826,633

*The shares are presented on a retroactive basis to reflect the Company’s Reverse Stock Splits (Note 20).

The accompanying notes are an integral part of these consolidated financial statements.

SPI ENERGY CO., LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In thousands)

	For the Years Ended December 31,
	2019	2018	2017
Loss from continuing operations including noncontrolling interests	$(15,148)	$(6,137)	$(26,514)
Loss from discontinued operations, net of tax	–	(6,122)	(64,445)
Net loss including noncontrolling interests	(15,148)	(12,259)	(90,959)
Other comprehensive loss, net of tax of nil:
Foreign currency translation losses arising during the year	(591)	(1,381)	(1,196)
Total comprehensive loss including noncontrolling interests	(15,739)	(13,640)	(92,155)
Comprehensive income (loss) attributable to noncontrolling interests	(69)	(117)	55
Comprehensive loss attributable to shareholders of SPI Energy Co., Ltd.	$(15,670)	$(13,523)	$(92,210)

The accompanying notes are an integral part of these consolidated financial statements.

SPIENERGY CO., LTD.

CONSOLIDATED STATEMENTS OF EQUITY (DEFICIT)

(In thousands, except for share and per share data)

	Ordinary Shares		Additional Paid- In	Accumulated	Accumulated Other Comprehensive	Equity (deficit) Attributable to Shareholders of SPI Energy	Noncontrolling	Total Equity
	Shares*	Amount	Capital	Deficit	Loss	Co., Ltd.	Interests	(Deficit)
Balances at December 31, 2016	6,416,652	$1	$482,533	$(466,764)	$(32,744)	$(16,974)	$4,046	$(12,928)
Net loss	–	–	–	(91,080)	–	(91,080)	121	(90,959)
Foreign currency translation losses	–	–	–	–	(1,130)	(1,130)	(66)	(1,196)
Issuance of ordinary shares	834,020	–	6,641	–	–	6,641	–	6,641
Share-based compensation expense	–	–	798	–	–	798	–	798
Balances at December 31, 2017	7,250,672	$1	$489,972	$(557,844)	$(33,874)	$(101,745)	$4,101	$(97,644)
Net loss	–	–	–	(12,282)	–	(12,282)	23	(12,259)
Foreign currency translation losses	–	–	–	–	(1,241)	(1,241)	(140)	(1,381)
Disposition of SPI China (HK) Limited	–	–	107,867	–	–	107,867	7	107,874
Option granted in disposition	–	–	1,260	–	–	1,260	–	1,260
Forgiveness of receivable from SPI China (HK) Limited	–	–	(536)	–	–	(536)	–	(536)
Share-based compensation expense	663,460	–	2,756	–	–	2,756	–	2,756
Reverse stock split rounding shares	(7)	–	–	–	–	–	–	–
Balances at December 31, 2018	7,914,125	$1	$601,319	$(570,126)	$(35,115)	$(3,921)	$3,991	$70
Net loss	–	–	–	(15,258)	–	(15,258)	110	(15,148)
Foreign currency translation losses	–	–	–	–	(412)	(412)	(179)	(591)
Acquisition of noncontrolling interest	–	–	2,278	–	–	2,278	(1,213)	1,065
Forgiveness of payable to SPI China (HK) Limited	–	–	652	–	–	652	–	652
Issuance of ordinary shares	6,600,000	–	7,656	–	–	7,656	–	7,656
Issuance of restricted stock units for services	107,000	–	516	–	–	516	–	516
Share-based compensation expense	–	–	305	–	–	305	–	305
Balances at December 31, 2019	14,621,125	$1	$612,726	$(585,384)	$(35,527)	$(8,184)	$2,709	$(5,475)

*The shares are presented on a retroactive basis to reflect the Company’s Reserve Stock Splits (Note 20).

SPI ENERGY CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	December 31, 2019	December 31, 2018	December 31, 2017
Cash flows from operating activities:
Net loss from continuing operations	$(15,148)	$(6,137)	$(26,514)
Net loss from discontinued operations	–	(6,122)	(64,445)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation	1,981	1,204	1,159
Amortization	278	300	302
Reserve for inventory	103	–	366
Provision (reverse) for doubtful accounts, notes and other receivables	4,115	(501)	1,693
Impairment charges on property, plant and equipment	2,235	–	53
Impairment charges on project assets	2,455	–	687
Loss on investment in affiliates	–	–	2,214
Share-based compensation expense	821	2,726	1,174
Gain on extinguishment of convertible bonds	–	–	(7,121)
Gain on troubled debt restructuring	–	(1,887)	–
Amortization of right-of-use assets	434	–	–
(Reversal) accrual of tax penalty	(6,890)	–	9,670
Amortization of debt discount on convertible bonds	594	1,910	2,906
Change in fair value of derivative liability	(285)	–	–
Deferred income tax benefit	(85)	(83)	(247)
Gain on disposal of property and equipment	(45)	–	–
Loss on disposal of subsidiaries	385	–	–
Changes in operating assets and liabilities
Accounts receivable	3,087	(13,898)	(8,974)
Amount due from related parties	538	(451)	(470)
Notes receivable	4,823	526	525
Costs and estimated earnings in excess of billings on uncompleted contracts	–	–	266
Project assets	3,333	17,834	(3,957)
Inventories	(1,958)	2,876	(6,733)
Prepaid expenses and other assets	(497)	906	164
Accounts payable	7,805	3,353	(297)
Advances from customers	(8,352)	(5,092)	13,700
Income taxes payable	268	226	(146)
Accrued liabilities and other liabilities	1,264	3,960	5,207
Lease liability	(421)	–	–
Bitcoin mining, net of mining pool operating fees	(3,630)
Amount due to related parties	(79)	79	–
Net cash provided by (used in) provided by operating activities, continuing operations	(2,871)	7,851	(14,373)
Net cash provided by operating activities, discontinued operations	–	159	2,733

Cash flows from investing activities:
Proceeds from disposal of subsidiaries	4,549	–	–
Proceeds from sale of bitcoins	3,630
Acquisitions of Solar PV systems	(8,345)	–	–
Acquisitions of property, plant and equipment	(4,762)	(95)	(298)
Proceeds from disposal of property, plant and equipment	166	6	–
Prepayment of purchase of land	(3,132)	–	–
Acquisitions of subsidiaries, net of cash acquired	–	–	43
Decrease of cash due to deconsolidation of Sinsin	–	–	(2,679)
Decrease of cash due to disposition of SPI China (Note 4 (1))	–	(3,257)
Net cash used in investing activities, continued operations	(7,894)	(3,346)	(2,934)
Net cash used in investing activities, discontinued operations	–	(418)	(352)

Cash flows from financing activities:
Proceeds from issuance of ordinary shares	7,656	–	5,760
Net payment for purchasing minority interests	(75)	–	–
Proceeds from issuance of convertible note	1,250	–	–
Proceeds from line of credit and loans payable	84,308	66,169	31,925
Repayments of line of credit and loans payable	(83,619)	(67,754)	(29,401)
Net cash provided by (used in) financing activities, continued operations	9,520	(1,585)	8,284
Net cash used in financing activities, discontinued operations	–	(2,145)	(2,488)

Effect of exchange rate changes on cash	(351)	453	(477)

(Decrease) increase in cash, cash equivalents and restricted cash	(1,596)	969	(9,607)
Cash, cash equivalents and restricted cash at beginning of year	4,599	3,630	13,237

Cash, cash equivalents and restricted cash at end of year	3,003	4,599	3,630

Less: cash and cash equivalents of discontinued operations at end of year	–	–	(1,356)
Cash and cash equivalents at end of year for continuing operations	$3,003	$4,599	$2,274

Reconciliation of cash, cash equivalents, and restricted cash to the consolidated balance sheets
Cash and cash equivalents	2,764	4,141	2,238
Restricted cash	239	458	36
Total cash, cash equivalents, and restricted cash	$3,003	$4,599	$2,274

Supplemental cash flow information:
Interest paid	$645	$725	$566
Income tax paid	$–	$–	$347
Non-cash activities:
Netting off balance due to/from third party	$2,109	$5,003	$6,917
Right of use assets obtained in exchange for operating lease obligations	$2,419	$–	$–
Forgiveness of loan by minority interest holders	$1,140	$–	$–
Interest capitalized to project assets	$–	$292	$1,607
Loss on forgiveness of debt due from SPI China (Note 4(1))	$653	$536	$–
Options issued to shareholder during disposition of SPI China (Note 4(1))	$–	$1,260	$–
Forgiveness of debt due to (due from) SPI China (Note 29 and Note 4(1))	$–	$107,867	$–
Derecognition of Project Aerojet	$–	$–	$754

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

Since 2018, the Company engages in the sale of bitcoin mining equipment, provides hosting services and mines bitcoins. In 2019, the Company also sells hays from United States to China.

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

The major subsidiaries of the Company as of December 31, 2019 are summarized as below:

Major Subsidiaries	Abbreviation	Location
SPI Renewables Energy (Luxembourg) Private Limited Company S.a.r.l. (formerly known as CECEP Solar Energy (Luxembourg) Private Limited Company (S.a.r.l.)) and Italsolar S.r.l.	CECEP	Luxembourg, Italy
Solar Juice Pty Ltd.	Solar Juice	Australia
Solar Juice USA Inc.	Solar Juice US	United States
Solar Juice (HK) Limited	Solar Juice HK	Hong Kong
SPI Solar Japan G.K.	SPI Japan	Japan
Solar Power Inc UK Service Limited	SPI UK	United Kingdom
SPI Solar Inc.	SPI US	United States
Heliostixio S.A.	Heliostixio	Greece
Heliohrisi S.A.	Heliohrisi	Greece
Thermi Sun S.A.	Thermi Sun	Greece
Knight Holding Corporation	Knight	United States

On January 1, 2017, the Group deconsolidated one of the major subsidiaries, Sinsin Renewable Investment Limited (“Sinsin”) due to loss of control and recognized the investment in Sinsin on the carrying amount of $69,606 as of December 31, 2019 and 2018. Both the Group and the former shareholders, Sinsin Europe Solar Asset Limited Partnership and Sinsin Solar Capital Limited Partnership (collectively, the “Sinsin Group”) failed to fulfill the obligation under the share sale and purchase agreement of Sinsin, which led to that both parties filed petitions to each other. The petitions directly affected the Group’s ability to effectively control Sinsin and make any direct management decisions or have any direct impact on Sinsin’s polices, operations or assets without the agreement of Sinsin Group. As of the issuance of the financial statements, the lawsuit with Sinsin is still on the proceeding, and it is uncertain how the court will rule (See Note 26(b) Contingencies).

On December 10, 2018, the Group disposed SPI China (HK) Limited (“SPI China”), which holds all of the Group’s assets and liabilities related to its business in China, including engineering, procurement and construction (“EPC”) business, PV projects, Internet finance lease related business and E-commence in China, to Lighting Charm Limited (“Lighting Charm”), an affiliate of Ms. Shan Zhou, the spouse of Xiaofeng Peng, the Group’s Chairman of the Board of Directors and Chief Executive Officer (see Note 4 (1) Disposition of SPI China). The Group effected an internal restructuring following which SPI China would only hold the Group’s subsidiaries in China, and all the other subsidiaries outside of China would be transferred to the Group (the “restructuring”). As of December 10, 2018, the restructuring was completed and the disposal transaction was closed (see Note 4 (1) Disposition of SPI China).

Variable Interest Entities

Current PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in value-added telecommunication services, and certain other business. The Group conducted its business in China through a series of contractual agreements before December 10, 2018. On December 10, 2018, the Group disposed SPI China, its PRC subsidiaries and the variable interest entities.

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

Pursuant to the VIE Agreements, Youying and Lv Neng Tao’s legal shareholders had granted all of their legal rights in Meijv and LvNeng Tao, respectively, including voting rights and deposition rights, to Yanhua Network. As a result, Youying and Lv Neng Tao’s legal shareholders did not have the direct or indirect ability through voting rights or similar rights to make decision about the activities of Meijv and Lv Neng Tao, respectively, that had a significant effect on the success of Meijv and Lv Neng Tao. The Company, through Yanhua Network, had obtained a financial controlling interest of Meijv and Lv Neng Tao which enable it to have (1) the power to direct the activities that most significantly affected the economic performance of Meijv and Lv Neng Tao, and (2) the right to receive benefits or have the obligation to absorb losses and to receive the expected residual return of Meijv and Lv Neng Tao that could potentially be significant to Meijv and Lv Neng Tao. Accordingly, the Company, through Yanhua Network, was considered the primary beneficiary of Meijv and Lv Neng Tao. As such, the financial results of Meijv and Lv Neng Tao were included in the Company’s consolidated financial statements as of December 31, 2017 and 2016, and December 10, 2018. Prior to the signing of Meijv VIE Agreements on March 17, 2016 and Lv Neng Tao VIE Agreements on January 2016, Meijv and Lv Neng Tao had not carried out any business except for the holding the business licenses and permits necessary to conduct the on-line businesses in the PRC. With the disposition of SPI China, all VIEs were disposed as of December 10, 2018 (see Note 4 (1) Disposition of SPI China).

2.	Going Concern

The Group has suffered recurring losses from operations. The Group has incurred a net loss of $15,148 during the year ended December 31, 2019, and the cash flow used in operating activities was $2,871. As of December 31, 2019, the Group had a working capital deficit of $113,528 and accumulated deficit of $585,384. Additionally, the Group has defaulted the repayment of convertible bonds of $35,000 since 2016, and another convertible bond of $20,000 would be fully due in 2020. As of December 31, 2019, $55,907 of convertible bonds is payable within one year.

These and other factors disclosed in these financial statements raise substantial doubt as to the Group’s ability to continue as a going concern. Management believes that it has developed a liquidity plan, as summarized below, that, if executed successfully, will provide sufficient liquidity to meet the Group’s obligations for a reasonable period of time.

Working Capital management

The Group plans to implement certain measures with an aim to reduce its operating costs in 2020, which has considered the impact of Coronavirus 2019 as disclosed in Note 30 to the consolidated financial statements. Such measures include: 1) strict controlling and reducing business, marketing and advertising expenses in United States and Australia; 2) lowering the remuneration of the Group’s management team; 3) implementing comprehensive budget control, and other measures.

Cost Saving Measures

The Group plans to implement certain measures with an aim to reduce its operating costs in 2020, which has considered the impact of Coronavirus 2019 as disclosed in Note 30 to the consolidated financial statements. Such measures include: 1) strict controlling and reducing business, marketing and advertising expenses in United States and Australia; 2) lowering the remuneration of the Group’s management team, which has considered the impact of Coronavirus 2019 as disclosed in Note 30 to the consolidated financial statements. 3) implementing comprehensive budget control, etc.

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

The preparation of the financial statements in conformity with U.S. GAAP requires the Group to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant accounting estimates reflected in the Company’s consolidated financial statements include the allowance made for doubtful accounts receivable and other receivable, inventory write-downs, the estimated useful lives of long-lived assets, the impairment of goodwill, long-lived assets and project assets, fair value of derivative liability, valuation allowance of deferred tax assets, accrued warranty expenses, the grant-date fair value of share-based compensation awards and related forfeiture rates, the lease discount rate, and fair value of financial instruments and assumptions related to the consolidation of entities in which the Company holds variable interests. Changes in facts and circumstances may result in revised estimates. The current economic environment has increased the degree of uncertainty inherent in those estimates and assumptions.

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

(f) Business Combination

Business combinations are recorded using the acquisition method of accounting and, accordingly, the acquired assets and liabilities are recorded at their fair market value at the date of acquisition. Any excess of acquisition cost over the fair value of the acquired assets and liabilities, including identifiable intangible assets, is recorded as goodwill. The Company charges acquisition related costs that are not part of the purchase price consideration to general and administrative expenses as they are incurred. Those costs typically include transaction and integration costs, such as legal, accounting, and other professional fees.

The Company adopted Accounting Standard Update (“ASU”) 2017-01 “Business Combination (Topic 805): Clarifying the Definition of a Business” on January 1, 2018 and applied the new definition of a business prospectively for acquisitions made subsequent to December 31, 2017. Upon the adoption of ASU 2017-01, a new screen test is introduced to evaluate whether a transaction should be accounted for as an acquisition and/or disposal of a business versus assets. In order for a purchase to be considered an acquisition of a business, and receive business combination accounting treatment, the set of transferred assets and activities must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create outputs. If substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or a group of similar identifiable assets, then the set of transferred assets and activities is not a business. The adoption of this standard requires future purchases to be evaluated under the new framework.

(g) Asset Acquisition

When the Company acquires other entities, if the assets acquired and liabilities assumed do not constitute a business, the transaction is accounted for as an asset acquisition. Assets are recognized based on the cost, which generally includes the transaction costs of the asset acquisition, and no gain or loss is recognized unless the fair value of noncash assets given as consideration differs from the assets’ carrying amounts on the Company’s books. If the consideration given is not in the form of cash (that is, in the form of noncash assets, liabilities incurred, or equity interest issued), measurement is based on either the cost to the acquiring entity or the fair value of the assets (or net assets) acquired, whichever is more clearly evident and, thus, more reliably measureable. The cost of a group of assets acquired in an asset acquisition is allocated to the individual assets acquired or liabilities assumed based on their relative fair value and does not give rise to goodwill.

(h)	Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, cash accounts, interest bearing savings accounts and all highly liquid investments with original maturities of three months or less, and which are unrestricted as to withdrawal and use. There were no cash equivalents as of December 31, 2019 and 2018.

(i)	Restricted Cash

Restricted cash represent bank deposits with designated use, which cannot be withdraw without certain approval or notice. Restricted cash, which matures twelve months after the balance sheet date, is classified as noncurrent assets in the consolidated balance sheets.

At December 31, 2019 and 2018, the Group had restricted bank deposits of $239 and $458, respectively. The balance as of December 31, 2019 and 2018 mainly represented the restricted bank deposits in the bank account established for the sole purpose of paying the obligations and making other payments related to the project assets development in Hawaii of SPI Solar Inc., a subsidiary of the Group.

(j)	Accounts Receivable, net

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

(k)	Notes Receivable

Notes receivable was a 12-year interest-bearing promissory note issued by an EPC customer in 2015. The promissory note carries interests at 6% per annum and is settled by pre-determined installments. Installment payments that fall due within 12 months and over 12 months after the balance sheet date are classified as current assets and noncurrent assets respectively on the consolidated balance sheet. Notes receivable was fully collected during the year ended December 31, 2019. As of December 31, 2018, no allowance was made against the notes receivable.

(l)	Inventories, net

Inventories are carried at the lower of cost or net realizable value, determined by the weighted average cost method. Provisions are made for obsolete or slow-moving inventories based on management estimates. Inventories are written down based on the difference between the cost of inventories and the net realizable value based upon estimates about future demand from customers, specific customer requirements on certain projects and other factors. Inventory provision charges establish a new cost basis for inventory that subsequently cannot be marked up based on changes in underlying facts and circumstances.

(m)	Project Assets, net

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

(n)	Property, Plant and Equipment, net

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

Plant and machinery	5 or 6.67 years
Furniture, fixtures and equipment	3 or 5 years
Computers	3 or 5 years
Automobile	3 or 5 years
Bitcoin mining equipment	3 years
Leasehold improvements	The shorter of the estimated life or the lease term
PV solar system	17, 20, 25 or 27 years

(o)	Intangible Assets other than Goodwill

Intangible assets consist of customer relationships and patents. Amortization is recorded on the straight-line method based on the estimated useful lives of the assets.

(p)	Impairment of Long-lived Assets

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

(q) Bitcoins

Bitcoins are awarded to the Company through its mining activities which are accounted for in connection with the Company’s revenue recognition policy.

Bitcoins held are accounted for as intangible assets with indefinite useful lives. An intangible asset with an indefinite useful life is not amortized but assessed for impairment annually, or more frequently, when events or changes in circumstances occur indicating that it is more likely than not that the indefinite-lived asset is impaired. Impairment exists when the carrying amount exceeds its fair value, which is measured using the quoted price of the bitcoins at the time its fair value is being measured. In testing for impairment, the Company has the option to first perform a qualitative assessment to determine whether it is more likely than not that an impairment exists. If it is determined that it is not more likely than not that an impairment exists, a quantitative impairment test is not necessary. If the Company concludes otherwise, it is required to perform a quantitative impairment test. To the extent an impairment loss is recognized, the loss establishes the new cost basis of the asset. Subsequent reversal of impairment losses is not permitted. The balance of bitcoins was nil as of December 31, 2019 and 2018.

Bitcoins awarded to the Company through its mining activities are included within operating activities on the accompanying consolidated statements of cash flows. The sales of bitcoins are included within investing activities in the accompanying consolidated statements of cash flows and any realized gains or losses from such sales are included in other income (expense) in the consolidated statements of operations. The Company accounts for its gains or losses in accordance with the first in first out (FIFO) method of accounting.

(r)	Goodwill

Goodwill represents the excess of the purchase consideration over the fair value of the identifiable tangible and intangible assets acquired and liabilities assumed of the acquired entity as a result of the Company’s acquisitions of interests in its subsidiaries. Goodwill is not amortized but is tested for impairment on an annual basis, or more frequently if events or changes in circumstances indicate that it might be impaired. The Company has an option to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. In the qualitative assessment, the Company considers primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations. Based on the qualitative assessment, if it is more likely than not that the fair value of each reporting unit is less than the carrying amount, the quantitative impairment test is performed.

In performing the two-step quantitative impairment test, the first step compares the fair values of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for the purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities. Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets, liabilities and goodwill to reporting units, and determining the fair value of each reporting unit.

(s)	Product Warranties

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

(t)	Income Taxes

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

The Company recognizes in the consolidated financial statements the impact of a tax position, if that position is more likely than not of being sustained upon examination, based on the technical merits of the position. In evaluating whether a tax position has met the more-likely-than-not recognition threshold, management presumes that the position will be examined by the appropriate taxing authority that has full knowledge of all relevant information. In addition, a tax position that meets the more-likely-than-not recognition threshold is measured to determine the amount of benefit to be recognized in the financial statements. The tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon settlement. The Group’s tax liability associated with unrecognized tax benefits is adjusted periodically due to changing circumstances, such as the progress of the tax audits, case law developments and new or emerging legislation. Such adjustments are recognized entirely in the period in which they are identified. The Group records interest and penalties related to an uncertain tax position, if and when required, as part of income tax expense in the consolidated statements of operations. No reserve for uncertainty tax position was recorded by the Group for the years ended December 31, 2019, 2018 and 2017.

(u)	Revenue Recognition

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

The Group’s accounting practices under ASC Topic 606 are as followings:

The Company generates revenue from sales of PV components, electricity revenue with Power Purchase Agreements (“PPAs”), sales of PV project assets, bitcoin mining equipment sales and hosting service, sales of pre-development solar projects, revenue from bitcoin mining and sales of hays for the years ended December 31 2019, 2018 and 2017.

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

Bitcoin mining equipment sales and hosting service

Revenue on sale of bitcoin mining equipment is recognized at a point in time following the transfer of control of such products to the customer, which typically occurs upon delivery of the products to the hosting site or receipt place assigned by the customer, installation and setting up the products. Revenue for hosting service is recognized over time as services are performed and based on the output method related to the time incurred during the service period.

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

Revenue from bitcoin mining

The Company has entered into a digital asset mining pool to provide computing power to the mining pool. Providing computing power in crypto asset transaction verification services is an output of the Company’s ordinary activities. The provision of computing power is the only performance obligation in the Company’s contracts with the mining pool. The transaction consideration the Company receives, if any, is noncash consideration, which the Company measures at fair value on the date of receipt, which is not materially different than the fair value at contract inception or the time the Company has earned the award from the mining pool. The consideration is all variable. Because it is not probable that a significant reversal of cumulative revenue will not occur, the consideration is constrained until the Company receives the consideration, at which time revenue is recognized. There is no significant financing component in these transactions.

Fair value of the digital asset award received is determined using the average U.S. dollar spot rate of the related digital currency at the time of receipt.

Sale of Alfalfa hays

In 2019, the Company sells alfalfa hays from United States to China. Revenue on sale of alfalfa hays is recognized at a point in time following the transfer of control of such products to the customer, which typically occurs upon the acceptance of the products made by the customer.

Disaggregation of revenues

The following table illustrates the disaggregation of revenue by revenue stream from continuing operations for the years ended December 31, 2019, 2018 and 2017:

By revenue stream	For the year ended December 31, 2019
Continued operations	Sales of PV components	Electricity revenue with PPAs	Sales of PV project asset	Bitcoin mining equipment sales and hosting service	Sales of pre- development solar projects	Bitcoin mining	Sales of hays	Others	Total
Australia	$79,470	$–	$–	$–	$–	$–	$–	$1,048	$80,518
Japan	–	–	9,563	–	–	–	–	–	9,563
Italy	–	1,365	–	–	–	–	–	–	1,365
United States	1,471	–	–	567	(2,835)	3,630	1,487	–	4,320
United Kingdom	–	979	–	–	–	–	–	–	979
Greece	–	1,024	–	–	–	–	–	114	1,138
Total	$80,941	$3,368	$9,563	$567	$(2,835)	$3,630	$1,487	$1,162	$97,883

By revenue stream	For the year ended December 31, 2018
Continued operations	Sales of PV components	Electricity revenue with PPAs	Sales of PV project asset	Bitcoin mining equipment sales and hosting service	Sales of pre- development solar projects	Bitcoin mining	Sales of hays	Others	Total
Australia	$90,067	$–	$–	$–	$–	$–	$–	$1,314	$91,381
Japan	1,605	–	10,809	–	–	–	–	23	12,437
Italy	–	1,733	–	–	–	–	–	–	1,733
United States	1,875	–	–	1,052	15,794	–	–	–	18,721
United Kingdom	–	932	–	–	–	–	–	–	932
Greece	–	378	–	–	–	–	–	–	378
Total	$93,547	$3,043	$10,809	$1,052	$15,794	$–	$–	$1,337	$125,582

By revenue stream	For the year ended December 31, 2017
Continued operations	Sales of PV components	Electricity revenue with PPAs	Sales of PV project asset	Bitcoin mining equipment sales and hosting service	Sales of pre- development solar projects	Bitcoin mining	Sales of hays	Others	Total
Australia	$111,284	$–	$–	$–	$–	$–	$–	$890	$112,174
Japan	511	–	–	–	–	–	–	–	511
Italy	–	1,932	–	–	–	–	–	–	1,932
United States	–	–	–	–	–	–	–	–	–
United Kingdom	–	861	6,042	–	–	–	–	–	6,903
Greece	–	–	–	–	–	–	–	–	–
Total	$111,795	$2,793	$6,042	$–	$–	$–	$–	$890	$121,520

Contract balance

The following table provides information about accounts receivables and contract liabilities from contracts with customers:

	December 31, 2019	December 31, 2018
Accounts receivable, current and noncurrent	$16,539	$27,777
Advance from customers	$17,632	$25,984

Advance from customers, which represent a contract liability, represent mostly unrecognized amount received for customers. Advance from customers is recognized as (or when) the Group performs under the contract. During the year ended December 31, 2019, 2018 and 2017, the Group recognized $8,159, $11,365 and $326 that was included in the balance of advance from customers at January 1, 2019, 2018 and 2017, respectively.

(v)	Cost of Revenues

Cost of revenues for PV components is mainly from direct purchase price of PV components. Cost of revenues for PV project assets and pre-development solar projects include all direct material, labor, subcontractor cost, land use right fee, and those indirect costs related to contract performance, such as indirect labor, supplies and tools. Cost of revenues for bitcoin mining equipment and hosting service include direct purchase of mining equipment, electricity fee and other indirect expense. Costs of electricity generation revenue include depreciation of solar power project assets and costs associated with operation and maintenance of the project assets. Costs of bitcoin mining include depreciation of bitcoin miners and hosting service fee. Cost of sales of hays is mainly the purchase price of raw materials.

(w)	Share-based Compensation

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

(x)	Derivative Instruments

The Company evaluates its convertible debt to determine if the contract or embedded component of the contract qualifies as derivatives to be separately accounted for in accordance with ASC 480, “Distinguish by Liabilities from Equity”, and ASC 815, “Derivatives and Hedging”. The result of this accounting treatment is that the fair value of the embedded derivative, if required to be bifurcated, is marked-to-market at each balance sheet date and recorded as a liability. The change in fair value is recorded in the consolidated statement of operations. Upon conversion or exercise of a derivative instrument, the instrument is marked to fair value at the conversion date and then that fair value is reclassified to equity.

(y)	Capitalized Interest

The Group’s policy is to capitalize interest cost incurred on debt during the construction of major projects exceeding three months. A reconciliation of total interest cost to “Interest Expense” as reported in the consolidated statements of operations for the years ended December 31, 2019, 2018 and 2017 is as follows:

	For the years ended December 31,
	2019	2018	2017

Interest cost capitalized	$–	$292	$1,607
Interest cost charged to expense	3,923	6,665	8,087
Total interest cost	$3,923	$6,957	$9,694

(z)	Gain on Troubled Debt Restructuring

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

(aa)	Segment Reporting

Operating segments are defined as components of a company which separate financial information is available that is evaluated regularly by the operating decision maker in deciding how to allocate resources and assessing performance. The Group’s chief operating decision maker is the Chairman, Mr. Peng. Based on the financial information presented to and reviewed by the chief operating decision maker, the Group has determined that it has a single operating and reporting segment for the years ended December 31, 2019, 2018 and 2017.

(ab)	Net Loss Per Share

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

(ac)	Comprehensive Loss

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

(ad)	Commitments and Contingencies

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

(ae)	Leases

In February 2016, the FASB issued ASU 2016-12, Leases (ASC Topic 842), which amends the leases requirements in ASC Topic 840, Leases. Under the new lease accounting standard, a lessee will be required to recognize a right-of-use asset and lease liability for most leases on the balance sheet. The new standard also modifies the classification criteria and accounting for sales-type and direct financing leases, and enhances the disclosure requirements. Leases will continue to be classified as either finance or operating leases.

The Group adopted ASC Topic 842 using the modified retrospective transition method effective January 1, 2019. There was no cumulative effect of initially applying ASC Topic 842 that required an adjustment to the opening retained earnings on the adoption date nor revision of the balances in comparative periods. As a result of the adoption, the Group recognized a lease liability and right-of-use asset for each of the existing lease arrangement. The adoption of the new lease standard does not have a material impact on the consolidated statements of operations or the consolidated statements of cash flows.

The Group determines if an arrangement is a lease at inception. The lease payments under the lease arrangements are fixed. Non-lease components include payments for building management, utilities and property tax. It separates the non-lease components from the lease components to which they relate.

Lease assets and liabilities are recognized at the present value of the future lease payments at the lease commencement date. The interest rate used to determine the present value of the future lease payments is the Group’s incremental borrowing rate, because the interest rate implicit in the leases is not readily determinable. The incremental borrowing rate is estimated to approximate the interest rate on a collateralized basis with similar terms and payments, and in economic environments where the leased asset is located. The lease terms include periods under options to extend or terminate the lease when it is reasonably certain that the Group will exercise that option. The Group generally uses the base, non-cancelable, lease term when determining the lease assets and liabilities.

(af)	Recent Accounting Pronouncements

Recently Adopted Accounting Standards

In May 2014, the Financial Accounting Standards Board (FASB) issued Topic 606, which supersedes the revenue recognition requirements in Topic 605. The Group adopted Topic 606 as of January 1, 2018 using the modified retrospective transition method applied to those contracts which were not completed as of January 1, 2018. See Note 3(u) “Revenue Recognition” above for further details.

In February 2016, the FASB issued ASU 2016-12, Leases (ASC Topic 842), which amends the leases requirements in ASC Topic 840, Leases. The Group adopted ASC Topic 842 using the modified retrospective transition method effective January 1, 2019. There was no cumulative effect of initially applying ASC Topic 842 that required an adjustment to the opening retained earnings on the adoption date nor revision of the balances in comparative periods. See Note 3(ae) “Leases” above for further details.

In November 2016, the FASB issued ASU No. 2016-18, Statement of Cash Flows (Topic 230): “Restricted Cash” (“ASU 2016-18”). ASU 2016-18 requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. This update is effective in fiscal years, including interim periods, beginning after December 15, 2017 and early adoption is permitted. The adoption of this guidance will result in the inclusion of the restricted cash balances within the overall cash balance and removal of the changes in restricted cash activity, as a result, the Company no longer presents transfers between cash and cash equivalents and restricted cash in the statement of cash flows. Furthermore, an additional reconciliation will be required to reconcile cash, cash equivalents, and restricted cash reported within the consolidated balance sheets to sum to the total shown in the consolidated statement of cash flows. The Group has already disclosed the restricted cash separately on its consolidated balance sheets. Beginning January 1, 2018, the Group has adopted and included the restricted cash balances on the consolidated statement of cash flows and reconciliation of cash, cash equivalent, and restricted cash within its consolidated statements of balance sheet and consolidated statement of cash flows. This guidance has been applied retrospectively to the consolidated statement of cash flows for the year ended December 31, 2017, which required the Company to recast each prior reporting period presented.

In January 2017, the FASB issued AUS No. 2017-01, “Business Combination (Topic 805): Clarifying the Definition of a Business”. The Group adopted it on January 1, 2018 and applied the new definition of a business prospectively for acquisitions made subsequent to December 31, 2017. See Note 3 (f) “Business Acquisition” above for further details.

Accounting Pronouncements Issued But Not Yet Adopted

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820)-Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement. ASU 2018-13 removes the amounts and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy and the valuation processes for Level 3 fair value measurements; modifies certain disclosure requirements in Topic 820; and require additional disclosures such as the range and weighted average of significant unobservable inputs used to develop Level 3 measurements etc. ASU No. 2018-13 is effective for the Company beginning in the first quarter of fiscal year 2020. The Company does not expect this guidance will have a material impact on its consolidated financial statements.

On December 18, 2019, the FASB issued ASU No. 2019-12, Income taxes (Topic 740), Simplifying the Accounting for Income Taxes. This guidance amends ASC Topic 740 and addresses several aspects including 1) evaluation of step-up tax basis of goodwill when there is not a business combination, 2) policy election to not allocate consolidated taxes on a separate entity basis to entities not subject to income tax, 3) accounting for tax law changes or rates during interim periods, 4) ownership changes from equity method investment to subsidiary or vice versa, 5) elimination of exception to intraperiod allocation when there is gain in discontinued operations and a loss from continuing operations, 6) treatment of franchise taxes that are partially based on income. The guidance is effective for calendar year-end public entities on January 1, 2021 and other entities on January 1, 2022. The Company is evaluating the impact of this guidance on its consolidated financial statements.

The Group does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the consolidated financial position, statements of operations and cash flows.

4.	Disposition

(1) Disposition of SPI China

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

The following are revenues and loss from discontinued operations:

	For the years ended December 31,
	2019	2018	2017
Net sales	$–	4,681	5,945
Cost of revenue	–	2,027	6,235
Gross profit (loss)	–	2,654	(290)
General and administrative	–	2,904	8,391
Sales, marketing and customer service	–	887	4,796
Provision for doubtful accounts, notes and other receivable	–	195	7,485
Impairment charges on goodwill and intangible assets	–	–	205
Impairment charges on property, plant and equipment	–	–	3,755
Impairment charges on project assets	–	–	3,354
Impairment charges on finance lease receivable	–	–	23,967
Total operating expense	–	3,986	51,953
Total other expense, net	–	(4,790)	(12,188)
Loss from discontinued operations before income tax	–	(6,122)	(64,431)
Income tax expense	–	–	14
Loss from discontinued operations, net of income tax	$–	(6,122)	(64,445)

(2)	Disposition of Italy Subsidiaries

On September 23, 2019, the Company entered into a sale and purchase agreement with a third party buyer, Theia Investments (Italy) S.r.l. (“Theia”), to sell all the shares it held in SUN ROOF II S.r.l (“SR II”) and SUN ROOF V S.r.l. (“SR V”) for a consideration of $2,802 and $2,014, respectively.

SR II and SR V are two limited liabilities companies established under the Italian law in 2011, which own 3 PV plants for a total of 1.8MW peak capacity and 1 PV plant of 0.9MW peak capacity, respectively. The sale of both SR II and SR V were completed on September 26, 2019. The Company derecognized all the assets, liabilities and equity components of SR II and SR V and recognized a loss of $481 on disposal of SR II and a gain of $96 on disposal of SR V which are included in other income (expense) – others in the consolidated statements of operations.

5.	Acquisitions

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

(1)       Acquisition of Heliostixio

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

The acquisition has been accounted for under ASC 805 Business Combinations. The goodwill arose from the acquisition was $626 and $651 as of December 31, 2019 and 2018, respectively. No impairment was provided during the years ended December 31, 2019, 2018 and 2017.

(2)       Acquisition of Heliohrisi S.A

On March 20, 2019, the Group entered into a Share Purchase Agreement (“Heliohrisi Purchase Agreement”) with Thermi and purchased 100% equity interest of Heliohrisi. Heliohrisi is a company located in Greece, with a solar photovoltaic project of 1.99 MW peak capacity. The solar photovoltaic facility began commercial operation in July 2012. The output of the plant is contracted under a 27-year PPA which began on the commercial operation date. The acquisition was in accordance with the Company's overall growth strategy.

The total consideration for acquiring Heliohrisi was $4,013 which was paid in cash as of December 31, 2019 and there is no noncash or contingent consideration. The acquisition is accounted as an asset acquisition according to ASU 2017-01 since substantially all the fair value of the gross assets acquired is concentrated in a single identifiable asset. The excess of consideration over fair value of the assets acquired of $777 was allocated to property, plant and equipment.

(3)       Acquisition of Thermi Sun S.A.

On November 1, 2019, the Group entered into a Share Purchase Agreement (“Thermi Sun Purchase Agreement”) with Thermi and purchased 100% equity interest of Thermi Sun. Thermi Sun is a company located in Greece, with two solar photovoltaic project of totally 4.4 MW peak capacity. The solar photovoltaic facility began commercial operation in July 2012. The output of the plant is contracted under a 27-year PPA which began on the commercial operation date. The acquisition was in accordance with the Company's overall growth strategy.

The total consideration for acquiring Thermi Sun was $8,476 which was paid in cash as of December 31, 2019, and there is no noncash or contingent consideration. The acquisition is accounted as an asset acquisition according to ASU 2017-01 since substantially all the fair value of the gross assets acquired is concentrated in a single identifiable asset. The excess of consideration over the fair value of the assets acquired of $232 was allocated to property, plant and equipment.

6.	Accounts Receivable, net

The accounts receivable as of December 31, 2019 and 2018 consisted of the following:

	December 31,	December 31,
	2019	2018
Accounts receivable	$17,001	$28,410
Less: Allowance for doubtful accounts	(462)	(633)
Accounts receivable, net	$16,539	$27,777

The movements of allowance for doubtful accounts are as follows:

	2019	2018	2017
Balance as at January 1	$633	$1,520	$1,592
Addition	101	202	1,536
Written off	(45)	–	(1,526)
Reversal	(225)	(1,002)	(152)
Foreign currency translation difference	(2)	(87)	70
Balance as at December 31	$462	$633	$1,520

On March 18, 2019, Solar Juice, entered into debtor finance agreements with Scottish Pacific (BFS) Pty Ltd. (“Scottish Pacific”), whereby Scottish Pacific provided Solar Juice invoice discounting facility (see Note 16 Short-term Borrowings and Long-term Borrowings). As of December 31, 2019 and 2018, all the outstanding Accounts receivable of Solar Juice was pledged to Scottish Pacific for a total gross amount of $9,761 and $8,345, respectively.

7.	Inventories, net

Inventories as of December 31, 2019 and 2018 consisted of the following:

	December 31,	December 31,
	2019	2018
Finished goods	$12,216	$9,867
Goods in transit	1,326	2,039
Raw materials	239	–
Total inventories, net	$13,781	$11,906

During the years ended December 31, 2019, 2018 and 2017, inventories were written down by $103, $nil and $366 from continuing operations, respectively, to reflect the lower of cost or net realizable value.

8.	Project Assets, net

Project assets as of December 31, 2019 and 2018 consist of the following:

	December 31,	December 31,
	2019	2018
Project assets completed for sale	$17,847	$21,215
Project assets under development	16,490	19,807
Total project assets	34,337	41,022
Current, net of impairment loss	$17,842	$24,654
Noncurrent, net of impairment loss	$16,495	$16,368

During the years ended December 31, 2019, 2018 and 2017, impairment losses of $2,455, $nil and $687 were recorded for certain project assets held for development and sale from continuing operations, respectively. The impairment provided for the year ended December 31, 2019 is mainly for the project assets located in Japan.

During the years ended December 31, 2019, 2018 and 2017, the Group recognized total revenue from sales of PV project assets and sales of pre-development solar projects of $6,728, $26,603 and $6,042 from continuing operations, respectively, and cost of $7,703, $23,418 and $6,229 from continuing operations were recognized accordingly.

9.	Prepaid Expenses and Other Current Assets, net

Prepaid expenses and other current assets, net as of December 31, 2019 and 2018 consist of the following:

	December 31, 2019	December 31, 2018
Value-added tax recoverable, current	$193	$483
Deposit and prepayment for acquisitions, net of provision of $10,921 and $10,840, respectively (a)	56	55
Other deposit and prepayment, net of provision of $3,584 and $452, respectively (b)	2,659	1,216
Other receivable, net of provision of $1,968 and $914, respectively (c)	2,262	2,628
Total prepaid expenses and other current assets	$5,170	$4,382

(a)	Deposit and Prepayment for Acquisitions

Deposit and prepayment for acquisitions as at December 31, 2019 primarily include: i) an amount of $8,625 (2018: $8,543) relating to the acquisition of RE Capital Projects. The prepayment for acquisition of RE Capital Projects mainly included cash of $2,640 and the Group’s ordinary shares amounting to $5,500. In April 2017, the acquisition was terminated and both parties agreed that the ordinary shares would be transferred back to the Group and the cash portion would not be refunded. Thus, provision for doubtful recoveries of $8,569 (2018: $8,488) was accrued, and the prepayment for acquisition was written down to the recovered amount of $56 and $55 as of December 31, 2019 and 2018; ii) prepayment of $2,288 (2018: $2,288) relating to acquisition of the Kashima PV station. The Group assessed the collectability is remote and full provision for doubtful recoveries was accrued.

(b)	Other Deposit and Prepayment

Other deposit and prepayment primarily include: i) prepayment of $3,132 to purchase land from Shengrun Intl Industry Group INC (“Shengrun”) to develop solar projects in California as of December 31, 2019, of which full provision has been provided during the year ended December 31, 2019. The total contract price is $19,577 and the Group has the right to redeem the prepayment within six months after May 21, 2019. In November 2019, the Group decide to terminate the transaction and require Shengrun to return $3,132 before December 15, 2019. However, the Group failed to collect it till the issuance of the financial statements. The Group provided full provision after assessing the possibility of collectivity; ii) prepayment made to vendors to purchase PV modules, rental deposits and other prepaid expenses.

(c)	Other receivable

Other receivable as at December 31, 2019 mainly included: i) the business fund lent to a third party, Tacoo Corporation with no interest bearing of $1,320 (2018: $2,107). The Company assessed the collectability of the receivable and concluded no provision accrued as of December 31, 2019 and 2018; ii) other receivable of $2,910 (2018: $1,435) for project payment on behalf of third parties, the Group assessed the collectability and provision of $1,968 (2018: $914) was accrued.

10.	Intangible Assets, net

Intangible assets, net as of December 31, 2019 and 2018 consisted of the following:

	Useful Life		Accumulated	Impairment
	(in months)	Gross	Amortization	Charge	Net
As of December 31, 2019
Patent	57	$2,700	$(2,700)	$–	$–
Customer Relationship	120	4,370	(1,547)	(1,295)	1,528
		$7,070	$(4,247)	$(1,295)	$1,528
As of December 31, 2018
Patent	57	$2,700	$(2,700)	$–	$–
Customer Relationship	120	4,366	(1,270)	(1,295)	1,801
		$7,066	$(3,970)	$(1,295)	$1,801

The customer relationship was mainly contributed by the acquisition of Solar Juice in May 2015. As customer relationship with clients was the key driver of the revenue for Solar Juice, which will bring further economic benefit to the Group’s business. Therefore, the customer relationship was separately identified as an intangible asset on the acquisition date. The balance is amortized over the useful life of 10 years. No impairment loss was provided for intangible assets for the years ended December 31, 2019, 2018 and 2017.

Amortization expense for other intangible assets was $278, $300 and $302 from continuing operations for the years ended December 31, 2019, 2018 and 2017, respectively.

As of December 31, 2019, the estimated future amortization expense related to other intangible assets is as follows:

USD
2020	$276
2021	276
2022	276
2023	276
2024	276
Thereafter	148
$1,528

11.	Property, Plant and Equipment, net

Property, plant and equipment, net as of December 31, 2019 and 2018 consisted of the following:

	December 31,	December 31,
	2019	2018
Photovoltaic solar systems	$32,288	$24,375
Bitcoin mining equipment	4,045	–
Furniture, fixtures and equipment	586	517
Automobile	468	489
Computers	173	1,177
Leasehold improvements	187	188
	37,747	26,746
Less: accumulated depreciation	(3,636)	(5,505)
	34,111	21,241
Less: impairment	(2,328)	(91)
	$31,783	$21,150

The costs of PV solar system include costs of acquiring permits, construction fees of PV solar system, costs of items installed in the PV solar system including solar panels, and other costs incurred that are directly attributable to getting the PV solar system ready for its intended use of grid connection with customer for supply of electricity. Depreciation of property, plant and equipment was $1,981, $1,204 and $1,159 from continuing operations for the years ended December 31, 2019, 2018 and 2017, respectively. Impairment loss on property, plant and equipment of $2,235, $nil and $53 from continuing operations for the years ended December 31, 2019, 2018 and 2017, respectively.

12.	Investment in Affiliates, net

	December 31,	December 31,
	2019	2018
Investment in Sinsin	$69,606	$69,606
Investment in EnSync, Inc.	33,390	33,390
	102,996	102,996
Less: impairment	(33,390)	(33,390)
Investment in affiliates, net	$69,606	$69,606

The impairment provision for the years ended December 31, 2019, 2018 and 2017 was $nil, $nil and $2,214, respectively.

13.	Fair Value Measurement

As of December 31, 2019, the derivative liability was measured at fair value on a recurring basis in periods subsequent to their initial recognition using Black-Scholes model, which was classified in Level 3 of the fair value hierarchy. There were no assets or liabilities measured at fair value on a recurring basis as of December 31, 2018.

The Company identified derivative instruments arising from embedded conversion features in the convertible promissory note issued to Iliad Research and Trading, L.P. (“ILIAD”) see Note 17 Convertible Bonds). The estimated fair value of the derivative embedded in the convertible note issued to ILIAD was $652 as of December 31, 2019, and $937 as of the issuance date, May 28, 2019, respectively.

The following summarizes the Black-Scholes Model assumptions used to estimate the fair value of the derivative liability at the dates of issuance and the revaluation dates:

For the Year Ended
December 31, 2019
Expected term	0.41-0.5
Risk-free interest rate	1.6%-2.38%
Expected volatility	120%-160%
Expected dividend yield	0%

Derivative liability as of December 31, 2019 and 2018 is $652 and $nil, respectively, with the change in fair value of $285 recorded in the consolidated statements of operations for the year ended December 31, 2019.

The following method and assumptions were used to estimate the fair value on a non-recurring basis as at December 31, 2019 and 2018:

Cash and cash equivalents, restricted cash, accounts receivable and payable, short term borrowings, accrued liabilities, advance from customers and other current liabilities — costs approximate fair value because of the short maturity period.

The fair value of convertible bonds was classified in Level 3 of the fair value hierarchy, and uses binomial model. The estimated fair value of convertible bond with Union Sky was $12,879 as of February 12, 2017 (see Note 17 Convertible Bonds).

The fair value of options issued to Lighting Charm Limited was classified in Level 3 of the fair value hierarchy, and uses binomial model. The estimated fair value of options issued to Lighting Charm Limited was $1,260 as of August 21, 2018 (see Note 4(1) Disposition of SPI China).

There have been no transfers between Level 1, Level 2, or Level 3 categories during the years ended December 31, 2019, 2018 and 2017.

14.	Accrued Liabilities

Accrued liabilities as of December 31, 2019 and 2018 are as follows:

	December 31, 2019	December 31, 2018
Tax penalty payable (a)	$2,780	$9,670
Other payable	5,024	4,556
Other tax payables	296	774
Accrued expense	707	1,323
Other accrual and payables	370	172
Total accrued liabilities	$9,177	$16,495

(a)	Tax Penalty Payable

The tax penalty payable of $2,780 and $9,670 as of December 31, 2019 and 2018, respectively, represented the accrued tax penalty and interest since the Company was late for filing the United States Federal and State income tax returns for the years ended December 31, 2017 and 2016. The Company recorded a tax penalty of $9,670 as of December 31, 2018 based on best estimation as the Company didn’t receive any result from the United States Internal Revenue Service (“IRS”) by then.

On May 27, 2019 and February 20, 2020, IRS issued a notice to the Company which assessed penalties for Federal income tax for the tax years ended December 31, 2017 and 2016 in the amount of $1,190 and $1,290 plus interest, respectively. Therefore, the Company reversed tax penalty payable of $6,890 for the year ended December 31, 2019 based on IRS notices for Federal income tax and the management reassessment for State income tax. The tax penalty payable for Federal and State income tax plus interest was $2,780 as of December 31, 2019.

15.	Advance from Customers

The Group requires its customers to make deposits before sale of PV projects. Such payments are recorded as advances from customers in the Group’s consolidated financial statements, until the sales completed.

16.	Short-term Borrowings and Long-term Borrowings

	December 31, 2019	December 31, 2018
Debtor finance	$2,226	$2,691
Short-term bank borrowings	–	146
Other short-term borrowings	414	150
Current portion of long-term borrowings	217	179
Total short-term borrowings and current portion of long-term borrowings	2,857	3,166

Long term bank borrowings	6,256	6,017
Other long-term borrowings	–	836
Total long-term borrowings	6,256	6,853
Less: current portion of long-term borrowings	(217)	(179)
Total long-term borrowings, excluding current portion	6,039	6,674
Total borrowings	$8,896	$9,840

As of December 31, 2019, the maturities of the long-term borrowings are as follows:

USD
2020	$217
2021	238
2022	266
2023	290
2024	346
Thereafter	4,899
$6,256

The Group’s subsidiary, Solar Juice, entered into debtor finance agreements with Scottish Pacific on March 18, 2018, whereby Scottish Pacific provided Solar Juice invoice discounting facility with a limit of $5,637, at service fee charge of 0.13% based on the invoices processed, and discount fee charge of margin percentage plus 1.1% (margin percentage is around 6.76% during 2019 and 2018) based on the average daily debtor finance balance. The accounts receivable collection of Solar Juice was automatically transferred to Scottish Pacific for the debtor finance repayment at the ending of each work day. As of December 31, 2019 and 2018, the debtor finance balance was $2,226 and $2,691, respectively.

As of December 31, 2019, long term bank borrowings primarily represent a 10-year long term loan borrowed from Santander Bank amounting to $6,256 (2018: $6,017) with a maturity date of February 16, 2027, of which $4,692 is at interest rate of 3.96% per annum and $1,564 is at interest rate of 2.83% per annum.

The interest expense of bank loans from continuing operations was $544, $525 and $567 for the years ended December 31, 2019, 2018 and 2017. The average interest rate on short term borrowings from continuing operations was 7.97%, 7.39% and 5.65% per annum for the years ended December 31, 2019, 2018 and 2017, respectively

17.	Convertible Bonds

	December 31, 2019	December 31, 2018
Brilliant King Group Limited (1)	$12,000	$12,000
Poseidon Sports Limited (1)	3,000	3,000
Magical Glaze Limited (1)	20,000	6,600
Vision Edge Limited (1)	20,000	20,000
Iliad Research and Trading, L.P. (2)	907	–
Convertible bonds, current	55,907	41,600

Magical Glaze Limited (1)	–	13,400
Convertible bonds, noncurrent	–	13,400
Total convertible bonds	$55,907	$55,000

(1)	2014 and 2015 Convertible Promissory Note and Amendments

In December 2014, the Company entered into three convertible promissory note purchase agreements with Brilliant King Group Limited (“Brilliant King”), Poseidon Sports Limited (“Poseidon”) and Union Sky Holding Group Limited (“Union Sky”), respectively whereby the Company agreed to sell and issue to these three investors convertible promissory notes in an aggregate principal amount of $35,000 which could be converted into 175,000 Ordinary Shares at a fixed conversion price of $200 unless adjusted for anti-dilution. The convertible notes bore no interest, and might be partially or wholly converted into shares of the Company’s ordinary shares at any time prior to maturity at the option of the investor. The convertible promissory notes were due and payable on June 11, 2016.

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

(2)	Convertible Promissory Note and Amendment with ILIAD

On May 28, 2019, the Company entered into a Secured Convertible Promissory Note with ILIAD (the “ILIAD Note”), with an initial principal amount of $1,335. The Company received $1,250 in cash from the ILIAD, and the remainder $19 was retained for legal fees for the issuance of the ILIAD Note and the original issue discount of $62. The ILIAD Note had a 12-month term and carried interest at 10% per annum. The Company’s obligations under the ILIAD Note may be prepaid at any time, provided that in such circumstance the Company would pay 115% of any amounts outstanding under the note and being prepaid. The note could be convertible into shares of the Company’s common stock at a conversion price of $10 per share (“Conversion Price”) at any time after the issuance date.

ILIAD could redeem any portion of the note, at any time after six months from the issue date, subject to a maximum monthly redemption amount of $200, with the Company having the option to pay such redemptions in cash, the Company’s common stock at the Redemption Conversion Price, or by a combination thereof. The Redemption Conversion Price should be the lesser of $10 or 80% of the lowest closing trade price during the ten trading days immediately preceding the applicable measurement date.

The Company determines that the conversion feature within the ILIAD Note meets the requirements to be treated as a derivative and the Company estimates a fair value of the derivative liability using the Black-Scholes Model upon the date of issuance. As the fair value of the derivative liability is less than the face value of the convertible debt, the fair value of the derivative liability is recorded as a liability with an offsetting amount recorded as a debt discount, which offsets the carrying amount of the debt. The derivative liability is revalued at the end of each reporting period and any change in fair value is recorded as a change in fair value of derivative liability in the consolidated statements of operations.

On December 10, 2019, the Company made an amended to the ILIAD Note to defer the first redemption until January 1, 2020. The Company evaluated the Amendment in accordance with ASC 470, Debt (“ASC 470”) and determined the Amendment is not considered a troubled debt restructuring or an extinguishment of the existing debt.

The Company recorded a total of $1,018 debt discount upon the issuance of ILIAD Note, including the $937 fair value of the embedded derivative liability, $19 of direct transaction costs incurred, and $62 original issue discount. The debt discount is amortized to interest expense over the term of the loan. Amortization of the debt discount was $594 for the year ended December 31, 2019 and was included in interest expense in the accompanying Statements of Operations.

As at December 31, 2019, except the convertible bonds held by MGL and ILIAD, the conversion option of the convertible bonds had expired. As of December 31, 2019 and 2018, the carrying amounts of convertible bonds are $55,907 and $55,000, net of unamortized debt discount of $424 and $nil, respectively. As of the date of issuance of the accompanying consolidated financial statements, except for the ILIAD Note, the remaining principal amount of the convertible bonds of $55,000 remained unpaid, which are all due within the next 12 months.

18.	Consideration Payable

Consideration payable of $54,000 and $53,824 as of December 31, 2019 and 2018 mainly represented: i) unpaid purchase consideration of Sinsin of $42,723 and $43,595 as of December 31, 2019 and 2018, respectively; ii) Accrued interest for the unpaid purchase consideration of Sinsin of $11,277 and $8,712 with an interest rate of 6% for the unpaid purchase price, as of December 31, 2019 and 2018, respectively; iii) unpaid purchase consideration of Heliostixio of $nil and $1,517 as of December 31, 2019 and 2018, respectively (see Note 5(1) Acquisition of Heliostixio).

19.	Amount Due to an Affiliate

	December 31,	December 31,
	2019	2018
Amount due to an affiliate, current	$9,128	$8,819
Amount due to an affiliate, noncurrent	1,728	–
Total amount due to an Affiliate	$10,856	$8,819

Amount due to an affiliate includes: i) payment made by Sinsin on the behalf of the Group of $8,819 as of December 31, 2019 and 2018, which is classified as amount due to an affiliate, current; ii) a borrowing of $729 (EUR 650) form Sinsin on February 20, 2019 with an interest rate of 5% per annum which will mature on December 31, 2024, of which $146 will be paid in 2020 and classified as amount due to an affiliate, current; ii) a borrowing of $1,308 (EUR 1,165) from Sinsin on October 14, 2019 with an interest rate of 4.5% per annum which will mature on December 31, 2027, of which $163 will be paid in 2020 and classified as amount due to and affiliate, current.

20.	Ordinary Shares

On December 6, 2017, the Group enacted a one-for-ten reverse stock split as approved by the Group’s extraordinary general meeting. On November 12, 2018, the Group enacted a one-for-ten reverse stock split as approved by the Group’s extraordinary general meeting. All share and per share amounts in the consolidated financial statements have been retroactively restated to reflect the reverse stock split. The authorized shares of ordinary shares were 500,000,000 shares of a par value of $0.0001.

During the year ended December 31, 2019 and 2018, the Group issued 107,000 and 663,460 restricted ordinary shares to core management members and other management, respectively (see Note 22 Share-based Compensation).

On January 17, 2019, the Company announced the entry into share purchase agreements with certain existing shareholders (including certain key management personnel of the Company) and other investors, to purchase an aggregate of 6,600,000 ordinary shares of the Company at a price of US$1.16 per share, for a total consideration of $7,656. The transaction was closed as of April 12, 2019.

The issued ordinary share of the Company as of December 31, 2019 and 2018 was 14,621,125 shares and 7,914,125 shares, respectively.

21.	Noncontrolling Interests

On July 25, 2019, the Company purchased the 20% equity interest of SR II and 30% equity interest of SR V, subsidiaries of the Company in Italy, from Green Equity S.à r.l. (“Green Equity”), the minority shareholder of SR II and SR V. The purchase price was $75, and the carrying amount of the noncontrolling interest of SR II and SR V was $1,213 as of the purchase date. Green Equity also waived the amount due from SR II and SR V of $1,140.

During the year ended December 31, 2019, as a result of purchasing all noncontrolling interest of SR II and SR V, the Company derecognized the noncontrolling interest of $1,213, and the difference between the purchase price together with the debt forgiveness mount, and the carrying amount of noncontrolling interest was recorded in additional paid-in capital, which was $2,278.

22.	Share-based Compensation

The Company measures employee share-based compensation expense for all share-based compensation awards based on the grant-date fair value and recognizes the cost in the financial statements over the employee requisite service period.

During the years ended December 31, 2019, 2018 and 2017, the total share-based compensation expense was $821, $2,756 and $798, respectively. Among them, $821, $2,726 and $1,174 were attributable to continuing operations, respectively. The following table summarizes the consolidated share-based compensation expense from continuing operations, by type of awards:

	For the Years Ended
	December 31,	December 31,	December 31,
	2019	2018	2017
Employee stock options	$305	$1,799	$886
Restricted stock grants	516	927	288
Total share-based compensation expense	$821	$2,726	$1,174

The following table summarizes the consolidated share-based compensation by line items from continuing operations:

	For the Years Ended
	December 31, 2019	December 31, 2018	December 31, 2017
General and administrative	$768	$2,579	$1,131
Sales, marketing and customer service	53	147	43
Total share-based compensation expense	$821	$2,726	$1,174

As share-based compensation expense recognized in the consolidated statements of operations is based on awards ultimately expected to vest, it has been reduced for estimated forfeitures. Forfeitures are required to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

Determining Fair Value

Valuation and Amortization Method —The Company estimates the fair value of service-based and performance-based stock options granted using the Black-Scholes option-pricing formula. The fair value is then amortized on a straight-line basis over the requisite service periods of the awards, which is generally the vesting period. In the case of performance-based stock options, amortization does not begin until it is determined that meeting the performance criteria is probable. Service-based and performance-based options typically have a ten-year life from date of grant and vesting periods of four years.

Expected Term —The Company’s expected term represents the period that the Company’s share-based awards are expected to be outstanding. For awards granted subject only to service vesting requirements, the Group utilizes the simplified method for estimating the expected term of the share-based award, instead of historical exercise data. For its performance-based awards, the Group has determined the expected term life to be 6.25 years based on contractual life and the seniority of the recipient.

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

Assumptions used in the determination of the fair value of share-based payment awards using the Black-Scholes model for stock option grants were as follows:

	For the Years Ended
	December 31, 2019	December 31, 2018	December 31, 2017
Expected term	6.25	6.25	6.25
Risk-free interest rate	1.55%-2.51%	2.54%-3.03%	1.81%-2.30%
Expected volatility	575%-605%	624%-756%	284%-763%
Expected dividend yield	0%	0%	0%

Equity Incentive Plan

On May 8, 2015, the Company adopted the 2015 Equity Incentive Plan (the “2015 Plan”) which permits the Company to grant stock options to directors, officers or employees of the Company or others to purchase shares of Ordinary Stock of the Company through awards of incentive and nonqualified stock options (“Option”), Restricted Stock or Unrestricted Stock and stock appreciation rights (“SARs”) which was approved by the shareholders. The total number of shares which may be issued under the 2015 Plan is 9% of the number of outstanding and issued ordinary shares of the Company. The Option Price per Share shall be determined by the compensation committee of the Board (“Compensation Committee”), unless expressly approved by the Compensation Committee, shall not be less than 100% of the fair market value of the shares on the date an Option is granted.

During the year ended December 31, 2019 and 2018, the Board of Directors approved the grants of Restricted Stock Units (“RSUs”) to core management members and other management, pursuant to the terms of the 2015 Plan. The total number of RSUs granted is 107,000 and 663,460 shares, respectively. The vesting schedules are 100% vested at the grant date for all the grants. All these shares were issued to the management during the year ended December 31, 2019 and 2018. The Group used the market price of its shares at grant date as the fair value of the RSUs in calculating the share based compensation expense.

The following table summarizes the Group’s stock option activities:

	Shares	Weighted-Average Exercise Price Per Share	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value ($000)
Outstanding as of December 31, 2016	550,760	82	7.40	$60,032
Granted	325,300	4
Exercised	–	–
Forfeited/expired	(374,800)	36
Outstanding as of December 31, 2017	501,260	66	7.03	$769
Granted	287,000	13
Exercised	–	–
Forfeited/expired	(528,060)	10
Outstanding as of December 31, 2018	260,200	212	8.59	$–
Granted	65,000	3
Exercised	–	–
Forfeited/expired	(70,000)	4
Outstanding as of December 31, 2019	255,200	19	6.70	$–
Vested and exercisable as of December 31, 2019	139,450	24	6.47	$–
Expected to vest as of December 31, 2019	124,355	26	6.45	$–

The following table presents the exercise price and remaining life information about options exercisable at December 31, 2019:

Range of exercise price	Shares Exercisable	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Aggregate Intrinsic ($000)
$118 - $172	1,000	5.13	$172.00	$–
$40 - $117	42,300	6.38	$63.61	–
$2 - $39	93,650	7.33	$5.60	–
$1-$2	2,500	9.69	$1.96	–
	139,450			$–

Following is a summary of our restricted stock awards as follows:

	Number of Shares	Weighted Average Grant-Date Fair Value
Restricted stock units at December 31, 2016	217,059	$151
Granted	–	–
Forfeited	(1,250)	177
Restricted stock units at December 31, 2017	215,809	151
Granted	663,460	1
Forfeited	(250)	185
Restricted stock units at December 31, 2018	879,019	38
Granted	107,000	3
Forfeited	-	-
Restricted stock units at December 31, 2019	986,019	$34

Changes in the Group’s non-vested stock awards are summarized as follows:

	Time-based Options		Restricted Stock
	Shares	Weighted Average Exercise Price Per Share	Shares	Weighted Average Grant-Date Fair Value Per Share
Non-vested as of December 31, 2016	430,358	$46	4,750	$178
Granted	325,300	4	–	–
Vested	(100,663)	43	(2,187)	128
Forfeited	(275,075)	48	(1,250)	177
Non-vested as of December 31, 2017	379,920	$9	1,313	$264
Granted	287,000	13	663,460	1
Vested	(87,285)	25	(663,273)	1
Forfeited	(396,335)	13	(250)	185
Non-vested as of December 31, 2018	183,300	$8	1,250	$185
Granted	65,000	3	107,000	3
Vested	(70,050)	17	(108,250)	5
Forfeited	(62,500)	4	–	–
Non-vested as of December 31, 2019	115,750	$11	–	$–

The weighted average grant date fair value of option per share are $3.48, $12.54, and $3.88 for the years ended December 31, 2019, 2018 and 2017. As of December 31, 2019, the unrecognized compensation costs are expected to be recognized over a weighted average period of approximately 1.72 years.

The total fair value of shares vested during the years ended December 31, 2019, 2018 and 2017 was $690, $1,382 and $2,955, respectively. There were no changes to the contractual life of any fully vested options during the years ended December 31, 2019, 2018 and 2017.

23.	Income Taxes

Loss before provision for income taxes is attributable to the following geographic locations for the years ended December 31:

	2019	2018	2017
United States	$(4,926)	$(6,946)	$(24,757)
Foreign Countries	(10,130)	1,141	(1,620)
	$(15,056)	$(5,805)	$(26,377)

The provision for income taxes consists of the following for the years ended December 31:

	2019	2018	2017
Current tax:
Federal tax	$–	$–	$–
State tax	7	7	7
Foreign countries	275	408	226
Total current tax	282	415	233
Deferred tax:
Federal tax	$(9)	15	(16)
State tax	(4)	–	–
Foreign countries	(177)	(98)	(80)
Total deferred tax	(190)	(83)	(96)
Total provision for income taxes	$92	$332	$137

The reconciliation between the actual income tax expense and income tax computed by applying the statutory U.S. Federal income tax rate for the year ended December 31 is as follows:

	2019	2018	2017
Provision for income taxes at U.S. Federal statutory rate	$(3,161)	$(1,219)	$(9,232)
State taxes, net of federal benefit	(944)	(168)	(610)
Foreign taxes at different rate	314	902	1,059
Non-deductible expenses	(936)	(231)	345
Tax law changes	–	188	22,813
Valuation allowance	6,463	45,870	(17,752)
Other	(209)	–	5,086
Disposition of subsidiaries	–	(45,193)	–
Impairments and intangible amortization	–	–	(3,761)
Share Based Compensation	12	579	279
Gain on debt modification	–	(396)	(1,475)
(Reversal) accrual of tax penalty	(1,447)	–	3,385
	$92	$332	$137

On December 22, 2017, the U.S. enacted the Tax Cuts and Jobs Act (“TCJA” or the “Act”) (which is commonly referred to as “U.S. tax reform”). Among other provisions, the Act reduces the top U.S. federal corporate tax rate from 35% to 21%, requires companies to pay a one-time transition tax on earnings of certain foreign subsidiaries that were previously tax deferred, changes the rules related to uses and limitations of net operating loss carry forwards created in tax years beginning after December 31, 2017, and creates new taxes on certain foreign sourced earnings. The Company has reflected the changes resulting from the Act in the financial statements for the period of enactment, the year ended December 31, 2017. The change in corporate rate resulted in a $22,813 decrease in the Company's gross deferred tax assets, with an offsetting decrease in valuation allowance of the same amount. The Company is not subject to a one-time repatriation tax as no aggregate foreign accumulated earnings and profits existed in the foreign subsidiaries as of December 31, 2019 and 2018. The Company has accounted for additional tax liability in 2018 arising from Global Intangible Low-Taxed Income of $892 which accounted for as a period cost. In accordance with Staff Accounting Bulletin No. 118, the Company determined that the measurement of deferred tax assets and liabilities, as noted above, was accurate and no other adjustments relating to the Act were necessary.

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

	2019	2018
Deferred tax assets:
Net operating loss carry forwards	$77,101	$66,775
Temporary differences due to accrued warranty costs	467	459
Impairment of property, plant and equipment, and project assets	1,464	–
Investment in subsidiaries	3,670	4,134
Credits	16	16
Allowance for bad debts	1,502	21
Fair value adjustment arising from subsidiaries acquisition	806	4,949
Stock compensation	858	661
Unrealized loss on derivatives	5,095	5,006
Unrealized investment loss	5,409	4,314
Other temporary differences	3,646	7,318
Valuation allowance	(99,976)	(93,513)
Total deferred tax assets	58	140
Deferred tax liabilities:
Fair value adjustment arising from subsidiaries acquisition	(3,227)	(515)
Other	(279)	–
Total deferred tax liabilities	(3,506)	(515)
Net deferred tax liabilities	$(3,448)	$(375)

As of December 31, 2019, the Group had a net operating loss carry forward for federal income tax purposes of approximately $319,439, which will start to expire in the year 2027. The Group had a total state net operating loss carry forward of approximately $154,237, which will start to expire in the year 2027. The Group has foreign net operating loss carry forward of $7,801, some of which begin to expire in 2020. The Group had a federal AMT credit of $16, which does not expire.

Utilization of the federal and state net operating losses is subject to certain annual limitations due to the “change in ownership” provisions of the Internal Revenue Code of 1986 and similar state provisions. However, the annual limitation may be anticipated to result in the expiration of net operating losses and credits before utilization.

The Group recognizes deferred tax assets if it is more likely than not that those deferred tax assets will be realized. Management reviews deferred tax assets periodically for recoverability and makes estimates and judgments regarding the expected geographic sources of taxable income in assessing the need for a valuation allowance to reduce deferred tax assets to their estimated realizable value. Realization of the Group’s deferred tax assets is dependent upon future earnings, if any, the timing and amount of which are uncertain. Because of the Group’s lack of earnings history, the net deferred tax assets have been fully offset by a valuation allowance in the U.S. The valuation allowance increased by $6,463 and $45,870 during the years ended December 31, 2019 and 2018, and decreased by $17,752 for the year ended December 31, 2017, respectively.

The Group had no unrecognized tax benefits as of December 31, 2019 and 2018. The Group currently files income tax returns in the U.S., as well as California, Hawaii, New Jersey, and certain other foreign jurisdictions. The Group is currently not the subject of any income tax examinations. The Group’s tax returns generally remain open for tax years after 2011.

The Group has analyzed the impact of adopting ASC 606 on the Group's financial statements and disclosures. There is no material impact on the financial statements of adopting ASC 606. Therefore, there is no material tax impact either.

The Coronavirus Aid, Relief and Economy Security (CARES) Act (“the CARES Act, H.R. 748”) was signed into law on 27 March 2020. The CARES Act temporarily eliminates the 80% taxable income limitation (as enacted under the Tax Cuts and Jobs Act of 2017) for NOL deductions for 2018-2020 tax years and reinstated NOL carrybacks for the 2018-2020 tax years. Moreover, the CARES Act also temporarily increases the business interest deduction limitations from 30% to 50% of adjusted taxable income for the 2019 and 2020 taxable year. Lastly, the Tax Act technical correction classifies qualified improvement property as 15-year recovery period, allowing the bonus depreciation deduction to be claimed for such property retroactively as if it was included in the Tax Act at the time of enactment. The company does not anticipate a material impact on its financial statements as of December 31, 2019 due to the recent enactment.

24.	Net Loss Per Share

As a result of the net loss for the years ended December 31, 2019, 2018 and 2017, there is no dilutive impact to the net loss per share calculation for the period.

The following table presents the calculation of basic and diluted net loss per share:

	December 31,	December 31,	December 31,
	2019	2018	2017
Numerator:
Numerator for net loss from continuing operations per share-basic and diluted	$(15,258)	$(6,168)	$(26,682)
Numerator for net loss from discontinued operations per share-basic and diluted	$–	$(6,114)	$(64,398)
Denominator:
Basic weighted-average ordinary shares	12,733,062	7,262,023	6,826,633
Diluted weighted-average ordinary shares	12,733,062	7,262,023	6,826,633
Basic and diluted net loss per share-continuing operations	$(1.2)	$(0.9)	$(4)
Basic and diluted net loss per share-discontinued operations	$–	$(0.8)	$(9)

For the years ended December 31, 2019, 2018 and 2017, the following securities were excluded from the computation of diluted net loss per share as inclusion would have been anti-dilutive.

	December 31,	December 31,	December 31,
	2019	2018	2017
Share options and non-vested restricted stock	255,200	261,450	502,573
Convertible bonds (see Note 17)	598,580	465,430	1,633,851
Total	853,780	726,880	2,136,424

25.	Leases

The Group has operating leases for its PV stations and office facilities. The Group's leases have remaining terms of less than one year to approximately twenty years. Leases with an initial term of 12 months or less are not recorded on the balance sheet; the Company recognizes lease expense for these leases on a straight-line basis over the lease term.

The components of lease expenses were as below:

For the year ended December 31, 2019
Short term lease expenses	$570
Operating lease expenses excluding short term lease expenses	$510

Maturities of operating lease liabilities as of December 31, 2019 were as follows:

Maturity of Lease Liabilities	Operating Leases
2020	$546
2021	378
2022	223
2023	175
2024	111
Thereafter	1,402
Total lease payments	2,835
Less: interest	(909)
Present value of lease payments	$1,926
Operating lease liabilities, current	$426
Operating lease liabilities, noncurrent	$1,500

Supplemental information related to operating leases was as follows:

For the year ended December 31, 2019
Cash paid for amounts included in the measurement of lease liabilities	$497
New operating lease assets obtained in exchange for operating lease liabilities	$2,419

Weighted average remaining lease term	11.8 Years
Weighted average discount rate	6.16%

26.	Commitments and Contingencies

(a)	Commitments

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

During the quarter ended September 30, 2007 and continuing through the fourth quarter of 2010, the Group installed own manufactured solar panels. Since 2011, due to the absence of historical material warranty claims and identical warranty terms, the Group has not recorded any additional warranty provision relating to solar energy systems sold. The accrued warranty reserve is $1,538 as of December 31, 2019 and 2018.

PV construction contracts entered into during the recent years included provisions under which the Group agreed to provide warranties to the customers. The warranty the Group offers to its customers is identical to the warranty offered to the Group by its suppliers, therefore, the Group passes on all potential warranty exposure and claims, if any, with respect systems sold by the Group to its suppliers. Therefore, the Group has not recorded warranty reserve related to solar energy systems as of December 31, 2019 and 2018.

Capital commitments —As of December 31, 2019 and 2018, the Group had capital commitments of approximately $5,144 and $6,617, respectively, from continuing operations. These capital commitments were solely related to contracts signed with vendors for procurement of services or PV related products used for the construction of solar PV systems being developed by the Group.

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

A substantial percentage of the Group’s net revenue comes from sales made to a small number of customers to whom sales are typically made on an open account basis. There was no customer of which the revenue accounted for 10% or more of total net revenue for the years ended December 31, 2019, 2018 and 2017.

Details of customers accounting for 10% or more of total accounts receivable and notes receivable as of December 31, 2019 and 2018, respectively are:

	December 31, 2019		December 31, 2018
Customer		% of Total		% of Total
Valta Solar LLC	$5,432	32%	$8,366	25%
Thermi Venture SA.	–	–%	6,763	20%
AES Distribution Energy, LLC	–	–%	3,525	11%
KDC Solar Designed LLC	–	–%	4,823	15%
	$5,432	32%	$23,477	71%

28.	Segment information

Operating segments are defined as components of a company which separate financial information is available that is evaluated regularly by the client operating decision maker in deciding how to allocate resources and in assessing performance. The Group’s chief operating decision maker is the Chairman, Mr. Peng. Based on the financial information presented to and reviewed by the chief operating decision maker, the Group has determined that it has a single operating and reporting segment: solar energy products and services. The types of products and services in this single segment primarily include: (i) Sales of PV components, (ii) Sales of pre-development solar project, (iii) Sales of PV project assets, (iv) Electricity revenue under PPAs, (v) Bitcoin mining related business, (vi) Sales of hays and others.

Net sales by major product and services are as follows:

	For the years ended December 31,
	2019	2018	2017
Sales of PV components	$80,941	$93,547	$111,795
Sales of pre-development solar project	(2,835)	15,794	–
Sales of PV project assets	9,563	10,809	6,042
Electricity revenue with PPAs	3,368	3,043	2,793
Bitcoin mining related business	4,197	1,052	–
Sales of hays and others	2,649	1,337	890
	$97,883	$125,582	$121,520

Net sales by geographic location are as follows:

	For the years ended December 31,
Location (a)	2019	2018	2017
United Kingdom	$979	$932	$6,903
Australia	80,518	91,381	112,174
United States	4,320	18,721	–
Greece	1,138	378	–
Japan	9,563	12,437	511
Italy	1,365	1,733	1,932
	$97,883	$125,582	$121,520

(a)	Sales are attributed to countries based on location of customers.

Geographic information, which is based upon physical location, for long-lived assets was as follows:

Location	December 31, 2019	December 31, 2018
Greece	$18,121	$2,637
United States	16,556	16,368
Italy	2,950	9,038
Japan	2	–
UK	9,657	9,642
Canada	1,190	–
Australia	1,952	2,285
	$50,428	$39,970

29.	Related Party Transactions

The amount due from related parties of $154 and $39 as of December 31, 2019 and 2018 represented the advance payment to management for the Group’s business operation.

The amount due to related parties of $nil and $79 as of December 31, 2019 and 2018 mainly represented the short term borrowing made from related parties.

In 2018, the Group disposed SPI China to Lighting Charm, an affiliate of Ms. Shan Zhou, the spouse of Xiaofeng Peng, the Group’s Chairman of the Board of Directors and Chief Executive Officer. As of the December 10, 2018, the disposition was closed (see Note 4(1) Disposition of SPI China).

During year ended December 31, 2019, SPI China paid operation expenses of $653 on behalf of the Company, and the payable to SPI China was waived by SPI China.

30.	Subsequent Events

(1)	Dispute on shareholding of Solar Juice

In May 2020, Solar Juice issued 100 shares in an amount of AU$20,000 per share to Andrew Burgess, Rami Fedda and Allied Energy, the minority shareholders of Solar Juice. After the issuance of the shares, the Group’s shareholding in Solar Juice decreased from 80% to 40%. The issuance and change of shares have been submitted, recorded and maintained by the Australia Securities and Investment Commission (“ASIC”). With the change in shareholding, the board directors of Solar Juice appointed by the Group decreased from four directors to two directors in May 2020, with five other directors.

There’s dispute between the Group and the minority shareholders on the issuance of shares of Solar Juice. The Group filed an affidavit to the Federal Court of Australia on May 29, 2020 to invalidate the aforesaid share issuance and appointment and removal of directors, and expect a hearing on July 3, 2020. The dispute is on the proceeding and the Group could not estimate the outcome as of the date of issuance of the consolidated financial statements.

(2)	Coronavirus 2019

The spread of COVID-19 around the world in the first quarter of 2020 has caused significant volatility in the markets of U.S., Europe and rest of the world. There is significant uncertainty around the breadth and duration of business disruptions related to COVID-19, as well as its impact on the economy of U.S. and international markets and, as such, the extent of the business disruption and the related financial impact cannot be reasonably estimated at this time.

(3)	Sale of Sun Roof I

On March 16, 2020, the Company closed the sale of Sun Roof I assets, a 479 kWp rooftop solar project located in Aprilia, Italy, that has been in operation since 2012. The sale price was approximately $1.2 million (EUR 1.1 million) before transaction fees.

The Company has evaluated subsequent events through the date of issuance of the consolidated financial statements, there were no other subsequent events occurred that would require recognition or disclosure in the consolidated financial statements.

