Form 20-F
period 2020-12-31
SPI Energy Co., Ltd.
filed 2021-04-29
CIK 1210618

Table of Contents

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2020

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from         to         .

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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
4677 Old Ironsides Drive, Suite 190
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

23,863,064 ordinary shares as of April 29, 2021

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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued	Other ☐
by the International Accounting Standards Board ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes ☒ No

ITEM 4A.	UNRESOLVED STAFF COMMENTS	62

PART III		106

ITEM 17.	FINANCIAL STATEMENTS	106
ITEM 18.	FINANCIAL STATEMENTS	106
ITEM 19.	EXHIBITS	106

i

CONVENTIONS THAT APPLY TO THIS ANNUAL REPORT

Unless otherwise indicated and except where the context otherwise requires, references in this annual report on Form 20-F to:

•	“we,” “us,” “our Company,” “our” or “SPI Energy” refer to SPI Energy Co., Ltd., a Cayman Islands holding company and its subsidiaries or any of them, or where the context so requires, in respect of the period before our Company became the holding company of its present subsidiaries, such subsidiaries as if they were subsidiaries of our Company at the relevant time;
•	“2018,” “2019” and “2020” refers to our fiscal years ended December 31, 2018, 2019 and 2020, respectively;
•	“ADSs” refers to the American depositary shares, each representing ten ordinary shares, which were listed on the NASDAQ Global Select Market under the symbol of “SPI” between January 19, 2016 and September 18, 2017;
•	“AUD” or “Australian Dollar” refers to the legal currency of Australia;
•	“BT model” refers to our build-and-transfer model;
•	“China” and “PRC” refer to the People’s Republic of China, excluding, for purposes of this annual report, Hong Kong and Macau special administrative regions and Taiwan;
•	“DG” refers to distributed generation;
•	“EPC” refers to engineering, procurement and construction services;
•	“EUR” or “Euro” refers to the legal currency of the countries comprising the euro area;
•	“EV” refers to electric vehicle;
•	“British Pound” or “GBP” refers to the legal currency of the United Kingdom;
•	“Japanese Yen” or “JPY” refers to the legal currency of Japan;
•	“FIT” refers to feed-in tariff(s);
•	“IPP model” refers to our independent power producer model;
•	“LDK” refers to LDK Solar Co., Ltd.;
•	“O&M” refers to operating and maintenance;
•	“PPA” refers to power purchase agreement(s);
•	“PV” refers to photovoltaic;
•	“Redomicile Merger” refers to the redomicile of Solar Power, Inc. to the Cayman Islands through a merger with and into a wholly-owned subsidiary of SPI Energy Co., Ltd., which was completed on January 4, 2016;
•	“RMB” or “Renminbi” refers to the legal currency of China;
•	“Shares” or “ordinary shares” refers to our ordinary shares, par value $0.0001 per share;
•	“SPI California” refers to Solar Power, Inc., a company incorporated under the laws of California;
•	“U.K.” refers to the United Kingdom;
•	“U.S.” refers to the United States of America;
•	“U.S. dollar” or “$” refers to the legal currency of the United States of America; and
•	“watt” or “W” refers to the measurement of total electrical power, where “kilowatt” or “kW” means one thousand watts, “megawatt” or “MW” means one million watts and “gigawatt” or “GW” means one billion watts.

Names of certain companies in this annual report are translated or transliterated from their original Chinese legal names.

Discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

Share and per share amounts reflect a one-for-ten reverse stock split that took place in November 2017 and a one-for-ten reverse stock split that took place on November 2018 (the “Reverse Splits”).

The conversion of amounts of Australian Dollars, Canadian Dollars, Euros, British Pounds, Japanese Yen and Renminbi, respectively, into U.S. dollars, in this annual report, made solely for the convenience of readers, is based on the noon buying rates in the city of New York for cable transfers of Australian Dollars, Canadian Dollars, Euros, British Pounds, Japanese Yen and Renminbi, respectively, as certified for customs purposes by the Federal Reserve Bank of New York as of December 31, 2020, which was AUD 1.30 to $1.00, CAD 1.28 to $1.00, EUR 0.82 to $1.00, GBP 0.73 to $1.00, JPY 103.19 to $1.00 and RMB 6.53 to $1.00, respectively, unless indicated otherwise. No representation is intended to imply that the Australian Dollar, Euro, British Pounds, Japanese Yen or Renminbi could have been, or could be, converted, realized or settled into U.S. dollars at the foregoing rates or any other rate.

PART I

Safe Harbor

This annual report on Form 20-F for the fiscal year ended December 31, 2020 (“annual report”), and information we provide in our press releases, telephonic reports and other investor communications, including those on our website, contain forward-looking statements within the meaning of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Securities Act of 1933, as amended (the “Securities Act”), which are subject to risks, uncertainties, and assumptions that are difficult to predict. All statements in this annual report, other than statements of historical fact, are forward-looking statements. These forward-looking statements are made pursuant to safe harbor provisions of the Private Securities Litigation Reform Act of 1995.

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

These forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause our actual results, levels of activity, performance, or achievements to differ materially from those expressed or implied by these statements. These factors include the matters discussed in the section entitled “Item 3. Key Information—D. Risk Factors” and elsewhere in this annual report. You should carefully consider the risks and uncertainties described under this section.

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

Our Selected Consolidated Financial Data

The following selected consolidated statements of operations data for the years ended December 31, 2018, 2019 and 2020 and the selected consolidated balance sheet data as of December 31, 2019 and 2020 are derived from our audited consolidated financial statements included elsewhere in this annual report. The following selected consolidated statements of operations data for the years ended December 31, 2016 and 2017 and the selected consolidated balance sheets data as of December 31, 2016, 2017 and 2018 have been derived from our audited consolidated financial statements not included in this annual report. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. The historical results are not necessarily indicative of results to be expected in any future periods.

On January 1, 2017, we deconsolidated Sinsin Renewable Investment Limited, a Malta company (“Sinsin”) due to loss of control.

On December 10, 2018, SPI China (HK) Limited and all of our China business were divested.

	For the year ended December 31,
	2016	2017	2018	2019	2020
In thousands, except share and per share amounts	*	*	*
Consolidated Statements of Operations Data:
Net sales:
Net sales	114,602	121,520	125,582	97,883	138,628
Total net sales	114,602	121,520	125,582	97,883	138,628
Cost of goods sold:
Cost of goods sold	102,147	111,428	114,525	90,693	121,773
Provision for losses on contracts	385	–	–	–	–
Total cost of goods sold	102,532	111,428	114,525	90,693	121,773
Gross profit	12,070	10,092	11,057	7,190	16,855
Operating expenses:
General and administrative	13,728	13,994	12,225	15,158	13,485
Sales, marketing and customer service	3,238	2,944	2,285	2,398	2,185
Provision (reverse) for doubtful accounts, notes and other receivables	7,106	1,693	(501)	4,115	1,094
Impairment charges on property, plant and equipment	79,598	740	–	2,235	–
Impairment charges on project assets	–	–	–	2,455	–
Total operating expenses	103,670	19,371	14,009	26,361	16,764
Operating income (loss)	(91,600)	(9,279)	(2,952)	(19,171)	91
Other income (expense):
Interest expense	(2,692)	(7,703)	(6,345)	(3,768)	(3,790)
Gain on extinguishment of convertible bonds	–	7,121	–	–	–
Change in fair value of derivative liability	(2,328)	–	–	285	496
Reversal (accrual) of tax penalty	–	(9,670)	–	6,890	–
Gain on troubled debt restructuring	–	–	1,887	–	–
Loss on investment in affiliates	(6,296)	(2,214)	–	–	–
Net foreign exchange gain(loss)	646	(5,141)	1,118	1,261	(5,411)
Others	847	509	487	(553)	2,807
Total other income (expense), net	(9,823)	(17,098)	(2,853)	4,115	(5,898)
Loss from continuing operations before income taxes	(101,423)	(26,377)	(5,805)	(15,056)	(5,807)
Income taxes expense	606	137	332	92	458
Loss from continuing operations	(102,029)	(26,514)	(6,137)	(15,148)	(6,265)
Loss from discontinued operations, net of tax	(118,939)	(64,445)	(6,122)	–	–
Net loss	(220,968)	(90,959)	(12,259)	(15,148)	(6,265)
Net loss per ordinary share:
Basic and Diluted	(34)	(13)	(1.7)	(1.20)	(0.40)
Net loss from continuing operations per common share:
Basic and Diluted	(16)	(4)	(0.9)	(1.20)	(0.40)
Net loss from discontinued operations per ordinary share:
Basic and Diluted	(18)	(9)	(0.8)	–	–
Weighted average number of ordinary shares used in computing per share:**
Basic and Diluted	6,415,616	6,826,633	7,262,023	12,733,062	15,907,144

	As of December 31,
	2016	2017	2018	2019	2020
In thousands	*	*	*
Summary Consolidated Balance Sheet Data:
Cash and cash equivalents continuing	2,024	2,238	4,141	2,764	39,782
Current assets of continuing operations	70,160	78,879	73,883	56,489	79,315
Current assets of discontinued operations	84,173	52,433	–	–	–
Total current assets	154,333	131,312	73,883	56,489	79,315
Total assets	361,818	317,311	188,728	178,853	217,033
Current liabilities of continued operations	160,449	172,990	166,531	171,555	151,560
Current liabilities of discontinued operations	170,079	213,316	–	–	–
Total current liabilities	330,528	386,306	166,531	171,555	151,560
Total liabilities	374,746	414,955	188,658	184,328	168,647
Total equity (deficit)	(12,928)	(97,644)	70	(5,475)	48,386
Total liabilities and equity	361,818	317,311	188,728	178,853	217,033

* The China business was discontinued operations after the disposal. The consolidated statements of operations data for the years ended December 31, 2016, 2017 and 2018 and the consolidated balance sheet data as of December 31, 2016 and 2017 were reclassified to conform to the current year presentation.

** The shares are presented on a retroactive basis to reflect the Company’s reverse stock splits in 2017 and 2018.

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

Risks Related to Our Company

We have incurred net losses, experienced net cash outflows from operating activities and recorded working capital deficits. If we do not effectively manage our cash and other liquid financial assets and execute our liquidity plan, we may not be able to satisfy repayment requirements on our borrowings.

We incurred net losses of $12.3 million, $15.1 million and $6.3 million in 2018, 2019 and 2020, respectively. We had an accumulated deficit of $591.9 million as of December 31, 2020. We also had a working capital deficit of $72.2 million as of December 31, 2020. In addition, we have substantial amounts of debt that became due in 2021.

Historically, we have relied primarily on cash from our operations, bank borrowings, private placements, registered offerings, and financial leases to fund our operations. We expect that our existing cash and cash equivalents and cash flows from operating and financing activities will be sufficient to meet our anticipated working capital requirements and capital expenditures for at least the next 12 months. The timing and amount of our working capital and capital expenditure requirements may vary significantly depending on numerous factors, such as the timeliness of payments from our customers, new project acquisitions, development initiatives, and business acquisitions. We have filed liens to secure customer payments for each of our solar projects, but there is no assurance that such payments will be timely collected. We have also enhanced our collection efforts and undertaken various measures to collect outstanding payments from customers, damages from legal actions and other payments due to us. The volatility and potential deterioration of PV market conditions and the overall global economies have also added uncertainties regarding the sustainability of the PV industry and adverse impact on the demand for our products. Without access to sufficient level of capital from operations or through bank borrowings or other sources, we may not be able to execute our growth strategy or pursue additional projects, or may not even be able to satisfy repayment requirements on our borrowings. These uncertainties may create concerns for our creditors, suppliers, customers and other counterparties, and cause them to make it more difficult for us to raise our financing, conduct our business and meet our debt and other obligations.

Although we have formulated a plan as summarized under Note 2 to our consolidated financial statements appearing elsewhere in this annual report to continue implementing various measures to boost revenue and control the cost and expenses within an acceptable level, we cannot assure you that we will be able to successfully execute this plan. The amount of liquidity that we need may be greater than we currently anticipate as a result of additional factors and events beyond our control, such as global economic slowdown, continued downturn in the global PV market, potential financial crises globally or in any region where we conduct a significant portion of our business, changes in the regulatory and business environments, including international trade-related sanctions, which may prevent us from operating normally or from effectively competing in the PV industry. All of these and other factors and occurrences may increase our cash requirements and make us unable to satisfy repayment requirements on our borrowings.

We have recognized the fact that additional actions were needed to reposition our operations to minimize our cash outflows. Therefore, we undertook a number of initiatives in order to conserve or generate cash on an incremental basis in 2021. For a detailed discussion of these initiatives and strategies, please see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources— Capital Resources and Material Known Facts on Liquidity.”

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

We have outstanding convertible bonds of $50.4 million under a convertible bond agreement (“Convertible Bond Agreement”) with certain bond holders, out of which $35.0 million were defaulted in June 2016 and not repaid through December 31, 2017. On February 12, 2017, we entered into the first amendment agreement (the “1st Amendment”) with Union Sky Holding Group Limited (“Union Sky”), one of the holders of our convertible bonds, to extend the maturity date of the bonds, pursuant to which the repayment of US$6.6 million, US$6.7 million and US$6.7 million of the principal amount of the convertible bond were due by April 30, 2017, January 30, 2018 and January 30, 2019, respectively. Union Sky has the option to convert those outstanding amounts under the Convertible Bond Agreement and its 1st Amendment into the equity interest in our Company. Subsequently on June 29, 2018, the Company entered into another amendment agreement (the “2nd Amendment”) with Union Sky and Magical Glaze Limited (the “MGL”), a company incorporated under the laws of British Virgin Islands, pursuant to which Union Sky transferred all the rights and obligations under the Convertible Bond Agreement and 1st Amendment to MGL, and the maturity date of such bond was extended. According to the 2nd Amendment, the repayments of US$6.6 million, US$6.7 million and US$6.7 million of the principal amount of the bond and interest thereon should be due by December 2019, June 2020 and December 2020, respectively. On October 7, 2020, the Company entered into the Supplement Agreement (the “3rd Amendment”) with MGL, pursuant to which the Company agreed to make the repayment of $6.6 million no later than October 31, 2020, and the repayment of $13.4 million no later than March 31, 2021. As of the date of this annual report, we have made the full repayment of $20 million_to MGL. As a result, the Convertible Bond Agreement with Union Sky is now terminated and the Company has no further obligations thereunder. However, $37 million principal amount of the bonds remains outstanding. We continue to negotiate settlement arrangements with the bondholders.

If we are in default, we could be forced to cease operations.

Our substantial indebtedness could adversely affect our business, financial condition and results of operations.

We require a significant amount of cash to meet our capital requirements and fund our operations, including payments to suppliers for PV modules and components and to banks for project loans. As of December 31, 2020, we had $3.3 million in outstanding short-term borrowings (and the current portion of long-term borrowings) and $6.4 million in outstanding long-term borrowings (excluding the current portion).

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

Our management identified material weaknesses in our internal control over financial reporting, and our chief executive officer concluded that our disclosure and internal controls and procedures were not effective as of December 31, 2020. See “Item 15. Controls and Procedures” for more information. There can be no assurance as to how quickly or effectively we can remediate the material weaknesses in our internal control over financial reporting or that additional material weaknesses will not be identified in the future.

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

For the past few years, we have expanded our global project development business under our independent power producer model, or IPP model, or our build-and-transfer model, or BT model, by ramping up our portfolio of solar projects. This limited operating history of developing and operating solar projects under our IPP and BT models may not be a reliable indicator of our future performance.

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

Period-to-period comparisons of our operating results and our results of operations for any period should not be relied upon as an indication of our performance for any future period. We have incurred net losses since our inception, and, as of December 31, 2020, we had an accumulated deficit of approximately $590.1 million. While we have had decreasing losses year over year, we may not be able to achieve or maintain profitability in the near future.

We conduct our business in diverse locations around the world and are subject to economic, regulatory, social and political risks internationally and in the regions where we operate.

We currently conduct our business operations in the U.S., Japan, U.K., Greece, Italy, Australia and Canada, and as of April 29, 2021, we own and operate 16.8 MW of solar projects and have 19.95 MW of solar projects under construction across the world. Our business is therefore subject to diverse and constantly changing economic, regulatory, social and political conditions in these markets.

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

Risks Related to Our Solar Projects Business

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

The projects in our solar project portfolio are relatively new with expected operating life of more than 20 years. The majority of our projects in operation as of December 31, 2020 commenced operations since 2014. In addition, the projects we acquire in the future may not have commenced construction or operation or otherwise have a limited operating history. As a result, our assumptions and estimates regarding the future performance of these projects are, and will be, made without the benefit of a meaningful operating history, which may impair our ability to accurately assess the potential profitability of the projects. The performance of these projects will also be subject to risks inherent in newly constructed renewable energy projects, including breakdowns and outages, latent defects, equipment that performs below our expectations and system failures. Failure of some or all of our projects to perform up to our expectations could have a material adverse effect on our business, financial condition and results of operations.

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

We provide ongoing O&M services to third-party solar projects under fixed-price long-term service agreements, pursuant to which we generally perform all scheduled and unscheduled maintenance and operating and other asset management services for the system. Our costs to perform these services are estimated at the time of entering into the O&M agreement for a particular project, and these are reflected in the fixed-price that we charge our customers under the O&M agreement. Should miscalculations in estimating these costs occur (including those due to unexpected increases in inflation or labor costs), our O&M services may not be profitable and our growth strategy and results of operations could be adversely affected. Because of the long-term nature of these O&M agreements, the adverse impacts on results of operations could be significant, particularly if our liabilities are not capped or subject to an above- market liability cap under the terms of the O&M agreement. In addition, we may be subject to substantial costs, liabilities or obligations in the event that the solar projects we maintain and operate do not meet any agreed-upon system-level availability or performance warranties.

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

We may encounter unexpected difficulties when developing solar power projects.

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

We source PV modules and other balance-of-system components from a wide selection of third-party suppliers and engage third-party contractors for the construction of solar projects. We typically enter into contracts with our suppliers and contractors on a project-by-project basis and do not maintain long-term contracts with our suppliers or contractors. Therefore, we are generally exposed to price fluctuations and availability of PV modules and balance-of-system components sourced from our suppliers and construction services procured from our contractors. For example, in light of changing market dynamics and government policies, the price and availability of PV modules have been subject to significant volatility in recent years. Increases in the prices of PV modules or balance- of-system components, decreases in their availability, fluctuations in construction, labor and installation costs, or changes in the terms of our relationship with our suppliers and contractors may increase the cost of procuring equipment and engaging contractors and hence materially adversely affect our financial condition and results of operations.

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

We may not be able to acquire additional solar projects to grow our project portfolio or effectively integrate or realize the anticipated benefits of our acquisitions.

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

If demand for solar projects develops more slowly than we anticipate, develops in ways inconsistent with our strategy, or fails to develop at all, our business, financial condition, results of operations and prospects could be materially and adversely affected.

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

Risks Related to Our PV Components Business

Debt and Collections Risks:

We may have to secure payments for certain consumer solar or battery sales but there is no assurance that such payments will be timely collected. We have also enhanced our collection efforts and undertaken various measures to collect outstanding payments from customers and may suffer damages as a result of legal actions and other payments due to us.

We currently conduct our business operations in Australia. We are in approximately 9 locations in Australia including offices/warehouse and storage facilities. Our business is therefore subject to diverse and constantly changing economic, regulatory, social and political conditions in these areas including the following:

•       local, national and international economic and financial conditions, including the stability of credit markets, foreign currency exchange rates and their fluctuations;

•       the supply and prices of construction materials and other energy products such as oil, coal and natural gas in their relevant markets;

•       changes in government regulations, policies, taxes and incentives, particularly those concerning the electric utility industry, the solar industry and the construction industry;

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

•       difficulties associated with local operating and market conditions, particularly regarding customs, taxation and workforce labor;

•       difficulties for our senior management to effectively supervise local management and installation teams in diverse locations;

•       increased difficulty in protecting our intellectual and privacy property rights and heightened risk of intellectual property disputes;

•       failure of our contractual counter-parties to honor their obligations to us, and potential disputes with regulatory authorities, customers, contractors, suppliers, local residents or communities;

•       obtaining fair access and legal remedies or benefits through local judicial or administrative bodies; and

•       failure to adapt to effectively to local competitive environments.

Our sales may be subject to risks associated with construction, delays and other contingencies, which could have a material adverse effect on our reputation, business and the results of operations.

Historically, we have generated a significant portion of our revenue from sales of PV products. We generally enter into a sales contract under which we act as the supplier in connection with the supply of solar and battery systems. In addition, delays in supply of PV module or components, construction delays, pandemic delays, labor, unexpected performance problems in electricity generation or other events may cause us unanticipated and severe revenue and earnings losses and financial penalties.

We rely on suppliers when selling our solar and battery products and may see delays and/or cancellations.

We source PV modules and other balance-of-system components from a wide selection of third-party suppliers. Therefore, we are generally exposed to price fluctuations and availability of PV modules and balance-of-system components sourced from our suppliers. For example, in light of changing market dynamics and government policies, the price and availability of PV modules and other solar materials have been subject to significant volatility in recent years. Increases in the prices of PV modules or balance-of-system components, decreases in their availability, fluctuations in construction, labor and installation costs, or changes in the terms of our relationship with our third party installers and suppliers may increase the cost of procuring equipment and hence materially adversely affect our financial condition and results of operations.

Warranties provided by our third party installers and contractors may be limited or insufficient to compensate for our losses, or may not cover the nature of our losses incurred.

We expect to benefit from various warranties, including product quality and performance warranties, provided by our installers and contractors. These suppliers and contractors, however, may file for bankruptcy, cease operations or otherwise become unable or unwilling to fulfill their warranty obligations. Even if a supplier fulfills its warranty obligations, the warranty may not be sufficient to compensate us for all of our losses. In addition, the warranty for inverters and transformers may expire after such equipment is delivered or commissioned and/or is subject to liability limits. Where damages are caused by defective products provided by our suppliers or construction services delivered by our contractors, our suppliers or contractors may be unable or unwilling to perform their warranty obligations as a result of their financial conditions or otherwise. Or if the warranty has expired or a liability limit has been reached, there may be a reduction or loss of warranty protection for the affected projects, which could have a material adverse effect on our business, financial condition and results of operations.

We may be subject to product or strict liability claims if the provision of our services or the solar projects we sell result in injury or damage, and we have limited insurance coverage to protect against such claims, as well as losses that may result from business interruptions or natural disasters.

Solar projects are highly sophisticated and generate and transfer large volumes of electric charge with the potential to harm or kill, whether by improper installation or other causes. We are therefore exposed to an inherent risk of product liability claims or class action suits in the event that the installation of the solar power systems during the provision of our services, or the solar projects we sell under our business model, results in injury or damage, and we may even be liable in some jurisdictions under a strict liability theory, where liability holds even if we are not negligent or at fault. Moreover, to the extent that a claim is brought against us, we may not have adequate resources to defend ourselves. We rely on our general liability insurance to cover product liability and other liability claims and have not separately obtained product liability insurance. The unfavorable settlement of product or strict liability claims against us could result in significant monetary damages and significant payments in excess of our insurance coverage could have a materially adverse effect on our financial results. Any such business disruption could result in substantial costs and diversion of resources.

Risks Related to Our Residential Solar Installation and Roofing Business

The solar energy industry is an emerging market which is constantly evolving and may not develop to the size or at the rate we expect.

The solar energy industry is an emerging and constantly evolving market opportunity. We believe the solar energy industry will still take several years to fully develop and mature, and we cannot be certain that the market will grow to the size or at the rate we expect. Any future growth of the solar energy market and the success of our solar service offerings depend on many factors beyond our control, including recognition and acceptance of the solar service market by consumers, the pricing of alternative sources of energy, a favorable regulatory environment, the continuation of expected tax benefits and other incentives, and our ability to provide our solar service offerings cost-effectively. If the markets for solar energy do not develop to the size or at the rate we expect, our business may be adversely affected.

Solar energy has yet to achieve broad market acceptance and depends in part on continued support in the form of rebates, tax credits, and other incentives from federal, state and local governments. If this support diminishes materially, our ability to obtain external financing on acceptable terms, or at all, could be materially adversely affected. These types of funding limitations could lead to inadequate financing support for the anticipated growth in our business. Furthermore, growth in residential solar energy depends in part on macroeconomic conditions, retail prices of electricity and customer preferences, each of which can change quickly. Declining macroeconomic conditions, including in the job markets and residential real estate markets, could contribute to instability and uncertainty among customers and impact their financial wherewithal, credit scores or interest in entering into long-term contracts, even if such contracts would generate immediate and long-term savings.

Furthermore, market prices of retail electricity generated by utilities or other energy sources could decline for a variety of reasons, as discussed further below. Any such declines in macroeconomic conditions, changes in retail prices of electricity or changes in customer preferences would adversely impact our business.

We have historically benefited from declining costs in our industry, and our business and financial results may be harmed not only as a result of any increases in costs associated with our solar service offerings, but, also, by any failure of these costs to continue to decline as we currently expect. If we do not reduce our cost structure in the future, our ability to continue to be profitable may be.

Declining costs related to raw materials, manufacturing and the sale and installation of our solar service offerings have been a key driver in the pricing of our solar service offerings and, more broadly, customer adoption of solar energy. While, historically, the prices of solar panels and raw materials have declined, the cost of solar panels and raw materials could increase in the future, and such products’ availability could decrease, due to a variety of factors, including restrictions stemming from the COVID-19 pandemic, tariffs and trade barriers, export regulations, regulatory or contractual limitations, industry market requirements, and changes in technology and industry standards.

For example, the Company has historically purchased a portion of the solar panels used in our solar service offerings from overseas manufacturers. In January 2018, in response to a petition filed under Section 201 of the Trade Act of 1974, President Trump imposed four-year tariffs on imported solar modules and imported solar cells not assembled into other products (the “Section 201 Module Tariffs”) that apply to all imports above a 2.5 gigawatts (GW) annual threshold. The Section 201 Module Tariffs were 30% in 2018 and stepped down by 5% annually in the second, third and fourth years. In October 2020, President Trump issued a proclamation increasing the tariff from 15% to 18% for 2021, the final year under the original Sec. 201 proclamation imposing the tariffs. Additionally, President Trump authorized the U.S. Trade Representative (USTR) to file a petition to extend the Sec. 201 tariffs, a decision on which could be made in the coming months.

The United States and China each imposed additional new tariffs in 2018 on various products imported from the other country. These include an additional 25% tariff on solar panels and cells that are manufactured in China and a tariff on inverters, certain batteries and other electrical equipment initially set at 10%. In May 2019, the 10% tariff was increased to 25%, and the Trump administration threatened additional incremental increases. The United States also has, from time to time, announced potential tariffs on goods imported from other countries. We cannot predict what actions may ultimately be taken with respect to tariffs or trade relations between the United States and other countries, what products may be subject to such actions, or what actions may be taken by the other countries in retaliation. The tariffs described above, the adoption and expansion of trade restrictions, the occurrence of a trade war, or other governmental action related to tariffs, trade agreements or related policies have the potential to adversely impact our supply chain and access to equipment, our costs and ability to economically serve certain markets. Any such cost increases or decreases in availability could slow our growth and cause our financial results and operational metrics to suffer. We cannot predict whether and to what extent U.S. trade policies will change under the Biden administration and cannot ensure that additional tariffs or other restrictive measures will not continue or increase.

Other factors may also impact costs, such as our choice to make significant investments to drive growth in the future.

We face competition from traditional energy companies as well as solar and other renewable energy companies.

The solar energy industry is highly competitive and continually evolving, as participants strive to distinguish themselves within their markets and compete with large utilities. We believe that our competitors include utilities that supply energy to homeowners by traditional means. We compete with these utilities primarily based on price, predictability of price, and the ease by which homeowners can switch to electricity generated by our solar service offerings. If we cannot offer compelling value to customers based on these factors, then our business and revenue will not grow. We also compete with traditional installers who face similar challenges.

The production of solar energy depends heavily on suitable meteorological and environmental conditions. If meteorological or environmental conditions are unexpectedly unfavorable, the electricity production from our solar service offerings may be below our customers’ expectations, reducing the attractiveness of our offerings compared with traditional energy suppliers.

Utilities generally have substantially greater financial, technical, operational and other resources than we do. As a result of their greater size, utilities may be able to devote more resources to the research, development, promotion and sale of their products or respond more quickly to evolving industry standards and changes in market conditions than we can. Furthermore, these competitors are able to devote substantially more resources and funding to regulatory and lobbying efforts.

Utilities could also offer other value-added products or services that could help them compete with us even if the cost of electricity they offer is higher than ours. In addition, a majority of utilities’ sources of electricity are non-solar, which may allow utilities to sell electricity more cheaply than we can. Moreover, regulated utilities are increasingly seeking approval to “rate-base” their own residential solar and storage businesses. Rate-basing means that utilities would receive guaranteed rates of return for their solar and storage businesses. This is already commonplace for utility scale solar projects and commercial solar projects. While few utilities to date have received regulatory permission to rate-base residential solar or storage, our competitiveness would be significantly harmed should more utilities receive such permission because we do not receive guaranteed profits for our solar service offerings.

We also face competition from other residential solar service providers. Many of these competitors have a higher degree of brand name recognition, differing business and pricing strategies, and greater capital resources than we have, as well as extensive knowledge of our target markets. If we are unable to establish or maintain a consumer brand that resonates with customers, maintain high customer satisfaction, or compete with the pricing offered by our competitors, our sales and market share position may be adversely affected, as our growth is dependent on originating new customers. We also face competitive pressure from companies that may offer lower-priced consumer offerings than we do.

In addition, we compete with companies that are not regulated like traditional utilities but that have access to the traditional utility electricity transmission and distribution infrastructure. These power service companies are able to offer customers electricity supply-only solutions that are competitive with our solar service offerings on both price and usage of solar energy technology. This may limit our ability to attract customers, particularly those who wish to avoid long-term contracts or have an aesthetic or other objection to putting solar panels on their roofs.

Furthermore, we face competition from purely finance-driven nonintegrated competitors that subcontract out the installation of solar energy systems, from installation businesses (including solar partners) that seek financing from external parties, from large construction companies, and from electrical and other roofing companies. In addition, local installers that might otherwise be viewed as potential solar partners may gain market share by being able to be the first providers in new local markets. Finally, as declining prices for solar panels and related equipment has resulted in an increase in consumers’ purchasing, instead of leasing, solar systems, we face competition from companies that offer consumer loans for these solar panel purchases.

As the solar industry grows and evolves, we will continue to face existing competitors as well as new competitors who are not currently in the market (including those resulting from the consolidation of existing competitors) that achieve significant developments in alternative technologies or new products such as storage solutions, loan products, or other programs related to third-party ownership. Our failure to adapt to changing market conditions, to compete successfully with existing or new competitors and to adopt new or enhanced technologies could limit our growth and have a material adverse effect on our business and prospects.

A material drop in the retail price of utility-generated electricity or electricity from other sources would harm our business, financial condition, and results of operations.

Customer decisions to buy our solar energy systems are impacted by electricity costs. Decreases in the retail prices of electricity from utilities or other energy sources would harm our ability to offer competitive pricing and could harm our business. The price of electricity from utilities could decrease as a result of:

•	the construction of a significant number of new power generation plants, including nuclear, coal, natural gas or renewable energy technologies;

•	the construction of additional electric transmission and distribution lines;

•	reductions in prices of natural gas or other natural resources;

•	energy conservation technologies and public initiatives to reduce electricity consumption;

•	development of new energy technologies that provide less expensive energy, including storage; or

•	utility rate adjustments and customer class cost reallocation.

A reduction in utility electricity prices would make the purchase of our solar service offerings less attractive. If the retail price of energy available from utilities were to decrease due to any of these or other reasons, we would be at a competitive disadvantage. As a result, we may be unable to attract new customers and our growth would be limited.

We rely on net metering and related policies to offer competitive pricing to customers in all of our current markets, and changes to such policies may significantly reduce demand for electricity from our solar service offerings.

As of December 31, 2020, a substantial majority of states have adopted net metering policies. Net metering policies are designed to allow homeowners to serve their own energy loads using on-site generation. Electricity that is generated by a solar energy system and consumed on-site avoids a retail energy purchase from the applicable utility, and excess electricity that is exported back to the electric grid generates a retail credit within a homeowner’s monthly billing period. At the end of the monthly billing period, if the homeowner has generated excess electricity within that month, the homeowner typically carries forward a credit for any excess electricity to be offset against future utility energy purchases. At the end of an annual billing period or calendar year, utilities either continue to carry forward a credit, or reconcile the homeowner’s final annual or calendar year bill using different rates (including zero credit) for the exported electricity.

Utilities, their trade associations, and fossil fuel interests in the country are currently challenging net metering policies, and seeking to eliminate them, cap them, reduce the value of the credit provided to homeowners for excess generation, or impose charges on homeowners that have net metering. For example, on April 14, 2020, the New England Ratepayers Association filed a petition with FERC, asking it to assert exclusive federal jurisdiction over state net metering programs. Such a declaratory order, if granted, would have encouraged legal challenges to state net metering programs and could have reduced the bill credits customers receive for the electricity they export to the grid. On July 16, 2020, FERC dismissed the petition unanimously on procedural grounds, but at least one commissioner indicated that FERC could revisit the issue of net metering jurisdiction in the future.

California’s Public Utilities Commission (“CPUC”) has made changes to rate design for solar customers, such as adopting "time of use" rates with different electricity prices during peak and off peak hours, as well as modifications to the minimum bill for solar customers. The CPUC is revisiting its net metering policy in a proceeding that began in the third quarter of 2020 and is expected to conclude near the end of 2021 and not take effect until sometime in 2022. The California investor-owned utilities, along with other parties, are seeking to reduce the level of compensation for customer-owned generation and to impose grid access fees on solar customers. Similarly, certain California municipal utilities, which are not regulated by the CPUC and would not be governed by the CPUC's net metering policy, have also announced they plan to review their net metering policies.

Electric utility statutes and regulations and changes to such statutes or regulations may present technical, regulatory and economic barriers to the purchase and use of our solar service offerings that may significantly reduce demand for such offerings.

Federal, state and local government statutes and regulations concerning electricity heavily influence the market for our solar service offerings and are constantly evolving. These statutes, regulations, and administrative rulings relate to electricity pricing, net metering, consumer protection, incentives, taxation, competition with utilities, and the interconnection of homeowner-owned and third party-owned solar energy systems to the electrical grid. These statutes and regulations are constantly evolving. Governments, often acting through state utility or public service commissions, change and adopt different rates for residential customers on a regular basis and these changes can have a negative impact on our ability to deliver savings, or energy bill management, to customers.

In addition, many utilities, their trade associations, and fossil fuel interests in the country, which have significantly greater economic, technical, operational, and political resources than the residential solar industry, are currently challenging solar-related policies to reduce the competitiveness of residential solar energy. Any adverse changes in solar-related policies could have a negative impact on our business and prospects.

Regulations and policies related to rate design could deter potential customers from purchasing our solar service offerings, reduce the value of the electricity our systems produce, and reduce any savings that our customers could realize from our solar service offerings.

All states regulate investor-owned utility retail electricity pricing. In addition, there are numerous publicly owned utilities and electric cooperatives that establish their own retail electricity pricing through some form of regulation or internal process. These regulations and policies could deter potential customers from purchasing our solar service offerings. For example, some utilities in states such as Arizona and Utah have sought and secured rate design changes that reduce credit for residential solar exports to below the retail rate and impose new charges for rooftop solar customers. Utilities in additional states may follow suit. Such rate changes can include changing rates to charge lower volume-based rates—the rates charged for kilowatt hours of electricity purchased by a residential customer—while raising unavoidable fixed charges that a homeowner is subject to when they purchase solar energy from third parties, and levying charges on homeowners based on their point of maximum demand during a month (referred to as “demand charge”). For example, the Arizona Public Service Company offers residential demand charge rate plans, and, if our solar customers have subscribed to those plans, they may not realize typical savings from our offerings. These forms of rate design could adversely impact our business by reducing the value of the electricity our solar energy systems produce compared to retail net metering, and reducing any savings customers realize by purchasing our solar service offerings. These proposals could continue or be replicated in other states. In addition to changes in general rates charged to all residential customers, utilities are increasingly seeking solar-specific charges (which may be fixed charges, capacity-based charges, or other rate charges). Any of these changes could materially reduce the demand for our offerings and could limit the number of markets in which our offerings are competitive with electricity provided by the utilities.

Electric utility statutes and regulations and changes to such statutes or regulations may present technical, regulatory and economic barriers to the purchase and use of our solar service offerings that may significantly reduce demand for these offerings.

Federal, state and local government statutes and regulations concerning electricity heavily influence the market for our solar service offerings and are constantly evolving. These statutes, regulations, and administrative rulings relate to electricity pricing, net metering, consumer protection, incentives, taxation, competition with utilities, and the interconnection of homeowner-owned and third party-owned solar energy systems to the electrical grid. These statutes and regulations are constantly evolving. Governments, often acting through state utility or public service commissions, change and adopt different rates for residential customers on a regular basis and these changes can have a negative impact on our ability to deliver savings, or energy bill management, to customers.

In addition, many utilities, their trade associations, and fossil fuel interests in the country, which have significantly greater economic, technical, operational, and political resources than the residential solar industry, are currently challenging solar-related policies to reduce the competitiveness of residential solar energy. Any adverse changes in solar-related policies could have a negative impact on our business and prospects.

Interconnection limits or circuit-level caps imposed by regulators may significantly reduce our ability to sell electricity from our solar service offerings in certain markets or slow interconnections, harming our growth rate and customer satisfaction scores.

Interconnection rules establish the circumstances in which rooftop solar will be connected to the electricity grid. Interconnection limits or circuit-level caps imposed by regulators may curb our growth in key markets. Utilities throughout the country have different rules and regulations regarding interconnection and some utilities cap or limit the amount of solar energy that can be interconnected to the grid. Our systems do not provide power to customers until they are interconnected to the grid.

Interconnection regulations are based on claims from utilities regarding the amount of solar energy that can be connected to the grid without causing grid reliability issues or requiring significant grid upgrades. Some states require the activation of some advanced inverter functionality to head off presumed grid reliability issues, which may require more expensive equipment and more oversight of the operation of the solar energy systems over time. As a result, these regulations may hamper our ability to sell our offerings in certain markets and increase our costs, adversely affecting our business, operating results, financial condition, and prospects. These advanced functions will become more commonplace as regions start to require 1547-2018 inverters, with activation of some advanced functions starting January 2022 in Maryland, Colorado and Arizona, with more to follow.

We and our solar partners depend on a limited number of suppliers of solar panels, batteries, and other system components to adequately meet anticipated demand for our solar service offerings. Any shortage, delay or component price change from these suppliers, or the acquisition of any of these suppliers by a competitor, could result in sales and installation delays, cancellations, and loss of market share.

We and our solar partners purchase solar panels, inverters, batteries, and other system components from a limited number of suppliers, making us susceptible to quality issues, shortages and price changes. If we or our solar partners fail to develop, maintain and expand our relationships with these or other suppliers, we may be unable to adequately meet anticipated demand for our solar service offerings, or we may only be able to offer our systems at higher costs or after delays. If one or more of the suppliers that we or our solar partners rely upon to meet anticipated demand ceases or reduces production, we may be unable to quickly identify alternate suppliers or to qualify alternative products on commercially reasonable terms, and we may be unable to satisfy this demand.

We and our solar partners depend on a limited number of suppliers of solar panels, batteries, and other system components to adequately meet anticipated demand for our solar service offerings. Any shortage, delay or component price change from these suppliers, or the acquisition of any of these suppliers by a competitor, could result in sales and installation delays, cancellations, and loss of market share.

We and our solar partners purchase solar panels, inverters, batteries, and other system components from a limited number of suppliers, making us susceptible to quality issues, shortages and price changes. If we or our solar partners fail to develop, maintain and expand our relationships with these or other suppliers, we may be unable to adequately meet anticipated demand for our solar service offerings, or we may only be able to offer our systems at higher costs or after delays. If one or more of the suppliers that we or our solar partners rely upon to meet anticipated demand ceases or reduces production, we may be unable to quickly identify alternate suppliers or to qualify alternative products on commercially reasonable terms, and we may be unable to satisfy this demand.

In particular, there is a limited number of suppliers of inverters, which are components that convert electricity generated by solar panels into electricity that can be used to power the home. For example, once we design a system for use with a particular inverter, if that type of inverter is not readily available at an anticipated price, we may incur delays and additional expenses to redesign the system. Further, the inverters on our solar energy systems generally carry only ten year warranties. If there is an inverter equipment shortage in a year when a substantial number of inverters on our systems need to be replaced, we may not be able to replace the inverters to maintain proper system functioning or may be forced to do so at higher than anticipated prices, either of which would adversely impact our business.

Similarly, there is a limited number of suppliers of batteries. Once we design a system for use with a particular battery, if that type of battery is not readily available from our supplier, we may incur delays and additional expenses to install the system or be forced to redesign the system.

We Undertake Credit Risk of Default in Payment from Customer’s Projects.

We may have to file liens to secure payments for certain consumer solar or battery projects but there is no assurance that such payments will be timely collected. We have also enhanced our collection efforts and undertaken various measures to collect outstanding payments from customers, builders and stemming from damages as a result of legal actions and other payments due to us.

Our projects may be subject to risks associated with construction, delays and other contingencies, which could have a material adverse effect on our reputation, business and the results of operations.

Historically, we have generated a significant portion of our revenue from servicing consumer and builder projects. We generally enter into contracts under which we act as the installation contractor for our customers in connection with the installation of their solar, battery and/or roofing systems. All essential costs are estimated at the time of entering into the contracts for a particular project, and are reflected in the overall fixed-price that we charge. These cost estimates are preliminary and may or may not be covered by contracts between us or any of our subcontractors, labor, suppliers or other parties to the project. In addition, we engage qualified and licensed subcontractors for the construction for some of these projects. Shortages of such skilled labor could significantly delay a project or otherwise increase our costs. Should miscalculations in project planning or delay in execution occur (including those due to unexpected increases in inflation, commodity prices or labor costs), we may not be able to achieve our expected margins or recover our costs.

In addition, our contracts may sometimes provide for performance milestones. Delays in supply of PV module or components, construction delays, pandemic delays, labor, unexpected performance problems in electricity generation or other events may cause us to fail to meet these performance criteria, resulting in unanticipated and severe revenue and earnings losses and financial penalties. If we are unable to complete the development of a solar project, or fail to meet one or more agreed target construction milestone dates, any agreed upon system-level capacity or energy output guarantees or warranties. As such, we may be subject to termination of such contracts or significant damages, penalties and/or other obligation under the agreements or other agreements relating to the projects (including obligations to repair, replace and/or supplement additional modules and balance of system materials for the projects), particularly if our liabilities are not capped under the terms of such agreements, and we may not be able to recover our investment in the project. The occurrence of any of these events could have a material adverse effect on our reputation, business and results of operations.

Our Roofing and Solar Installers are Subject to Risks of Injury.

We operate on various roofing surfaces that are typically one to three stories above ground. Our installers are trained in all applicable safety training programs and maintain fall protection whenever they are working at, or above, the mandated working height. Even with these precautions, there is always a risk of injury, including severe injuries and/or death from these operations. The Company attempts to minimize these risks through repeated safety training, safety programs, safety incentive programs, and appropriate disciplinary actions for failure to adhere to Company and/or local government safety protocols at these jobsites.

We operate a number of autos, vehicles, large trucks, forklifts, job site equipment and other machinery/tools which have the potential to cause injury and/or death to our installers and/or third parties. To attempt to prevent and minimize these risks, we engage third parties to conduct training, monitor safety and advise on safety process improvements to keep our employees, installers and third-parties as safe as possible. Even so, there still remains a risk of injuries, loss of life and resultant damage/costs/medical claims.

Risks Related to Our Operation in Phoenix

The Company’s investment in Phoenix Cars LLC and Phoenix Motorcars Leasing LLC (together, “Phoenix”) is highly risky. Following are material risks related to the investment.

Phoenix has never been profitable.

Phoenix has a history of losses. For the years ended December 31, 2019, 2018 and 2017, Phoenix’s unaudited combined net loss was $5.8 million, $8.4 million and $7.3 million, respectively. For the nine months ended September 30, 2020, Phoenix’s unaudited combined net loss was $3.0 million. The Company might lose its entire investment in Phoenix if Phoenix does not become profitable.

Electric vehicles is a new industry, so Phoenix’s success cannot be assured.

The electric vehicle (EV) industry in the United States is small by comparison with the traditional automotive vehicle industry. In particular, the medium-duty electric vehicle business, in which Phoenix engages, is comprised of a relatively small number of companies. Unless the use of battery power for medium-duty vehicles gains wide acceptance, Phoenix’s business will become unsustainable. There are a number of obstacles to wide acceptance of Phoenix’s EVs, as follows:

Costs of electric vehicles are high in comparison with those of traditional vehicles powered by internal combustion engines or hybrids.

Phoenix’s EVs will not gain wide acceptance unless Phoenix can reduce manufacturing costs. Prices of Phoenix EVs range from$165,000 to $220,000, whereas prices of comparable traditional vehicles range from approximately $50,000 to $70,000. The cost difference is due to the incremental cost of electric drivetrain, including lithium-ion batteries, motors, inverter and control software, coupled with the relatively low volume of production, leading to higher overheads.

In addition, government subsidies and incentives, including those available in California, are important for the cost-competitiveness of Phoenix’s EVs, and Phoenix’s growth and prospects depend in part on the availability and amounts of these subsidies and incentives. Any reduction, elimination or discriminatory application of government subsidies and incentives because of budgetary challenges, policy changes, the reduced need for such subsidies and incentives due to the perceived success of electric vehicles, or other reasons may impair the cost-competitiveness of Phoenix’s EVs.

The range of Phoenix’s EVs is limited, compared with that of traditional vehicles.

Whereas traditional medium-duty vehicles may travel from 240 to 350 miles before refueling, Phoenix’s EVs have a maximum range of 160 miles and minimum recharging time of five to six hours. Currently, Phoenix’s EVs can be charged only at the owner’s location or select public charging locations using compatible charging equipment, further limiting the EVs to local use. Accordingly, potential customers needing vehicles with longer ranges or quicker turnaround of depleted fuel or electric energy supply may find Phoenix’s products relatively less attractive.

The demand for commercial electric vehicles depends, in part, on the continuation of current trends resulting from dependence on fossil fuels. Extended periods of low diesel or other petroleum-based fuel prices could adversely affect demand for Phoenix’s vehicles, which would adversely affect its business, prospects, financial condition and operating results.

We believe that much of the current and projected demand for commercial electric vehicles results from concerns about volatility in the cost of petroleum-based fuel, the dependency of the United States on oil from unstable or hostile countries, government regulations and economic incentives promoting fuel efficiency and alternative forms of energy, as well as the belief that climate change results in part from the burning of fossil fuels. If the cost of petroleum-based fuel decreased significantly, the outlook for the long-term supply of oil to the United States improves, the government eliminates or modifies its regulations or economic incentives related to fuel efficiency and alternative forms of energy, or if there is a change in the perception that the burning of fossil fuels negatively impacts the environment, the demand for commercial electric vehicles could be reduced, and our business and revenue may be harmed.

Diesel and other petroleum-based fuel prices have been extremely volatile, and we believe this continuing volatility will persist. Lower diesel or other petroleum-based fuel prices over extended periods of time may lower the perception in government and the private sector that cheaper, more readily available energy alternatives should be developed and produced. If diesel or other petroleum-based fuel prices remain at deflated levels for extended periods of time, the demand for commercial electric vehicles may decrease, which would have an adverse effect on our business, prospects, financial condition and operating results.

Phoenix’s growth depends upon the willingness of operators of commercial vehicle fleets to adopt electric vehicles and on its ability to produce, sell, and service vehicles that meet their needs. Operators’ willingness to acquire EV fleets often depends upon the cost to an operator in adopting EV technology, as compared to the cost of traditional vehicle technology.

Phoenix’s growth requires adoption of commercial vehicle operators to adopt EVs for their fleets and on Phoenix’s ability to produce, sell and service vehicles that meet their needs. EVs' use in the medium-duty commercial vehicle market is a relatively new development, particularly in the United States, and is characterized by rapidly changing technologies and evolving government regulation, industry standards, and customer views of the merits of using electric vehicles in their businesses. This process has been slow, as, without including the impact of government or other subsidies and incentives, the purchase prices for Phoenix’s EVs currently is higher than those for diesel-fueled vehicles. The relatively low price of oil has also hurt Phoenix’s over the last few years.

If the market for commercial electric vehicles does not develop as Phoenix expects, its business, prospects, financial condition and operating results will be impaired.

Phoenix must educate fleet managers regarding the economic benefits that Phoenix believes result over the life of its EVs. Phoenix believes that these benefits depend on the following:

•	the difference in the initial purchase prices of commercial electric vehicles and vehicles with comparable gross vehicle weight powered by internal combustion engines or hybrids, both including the effect of government and other subsidies and incentives designed to promote the purchase of electric vehicles;

•	the total cost of ownership of the vehicle over its expected life, which includes the initial purchase price and ongoing operating and maintenance costs;

•	the availability and terms of financing options for purchases of vehicles and, for commercial electric vehicles, financing options for battery systems;

•	the availability of tax and other governmental incentives to purchase and operate electric vehicles and future regulations requiring increased use of nonpolluting vehicles;

•	government regulations and economic incentives promoting fuel efficiency and alternate forms of energy;

•	fuel prices, including volatility in the cost of diesel fuel;

•	the cost and availability of other alternatives to diesel fueled vehicles, such as vehicles powered by natural gas or hybrids;

•	corporate sustainability initiatives;

•	commercial electric vehicle quality, performance and safety (particularly with respect to lithium-ion battery packs);

•	the quality and availability of service for the vehicle, including the availability of replacement parts;

•	the range over which commercial electric vehicles may be driven on a single battery charge;

•	access to charging stations and related infrastructure costs, and standardization of electric vehicle charging systems;

•	electric grid capacity and reliability; and

•	macroeconomic factors.

If, in weighing these factors, operators of commercial vehicle fleets determine that there is no compelling business justification for purchasing commercial EVs, the market for commercial EVs may not develop as, or may develop more slowly than, Phoenix expects which would adversely affect Phoenix’s business, prospects, financial condition and operating results.

Phoenix’s current backlog consists entirely of orders for vehicles with a new drive system and a new chassis, entailing risks of fulfillment delays.

Phoenix is the process of releasing its Generation 3 drive system build, using a new battery supplier (a U.S. domestic company) and a thermal management cooling system. Also, all of Phoenix’s products are built on the Ford E-450 chassis. The 2021 model year chassis has changed significantly from the most recent, 2019, chassis, on which Phoenix built its previous years’ products. These changes require Phoenix’s engineering team to update the Generation 3 drive system to be compatible with both the 2019, as well as the 2021 chassis. Delays in deploying this new drive system or adapting to the new chassis would adversely affect production targets, impairing revenue and income expectations for 2021.

Some of Phoenix’s customers require its vehicles to pass Federal Transit Administration “Altoona” testing, and the failure of Phoenix’s vehicles to do so would adversely affect sales and revenue.

Phoenix plans to begin Altoona testing at the end of the first quarter or beginning of the second quarter of 2021 (pending availability for test slots and progress on the Generation 3 drive system); the tests are expected to last between three and six months. Failure to complete testing in this timeframe would adversely affect order fulfillment, as well as future sales, to customers and potential customers that require successful completion of the test program.

All of Phoenix’s current range of products are built on Ford’s E-450 chassis. A decision by Ford to offer an electric version of this chassis, directly, would impact the viability of Phoenix’s current products.

Phoenix currently builds all its products on Ford’s E-450 chassis and is approved by Ford as an ‘electric Qualified Vehicle Modifier.’ Ford does not offer an electric version of this chassis, due to the relatively small market size for medium-duty electric vehicles. As volumes increase, there is a potential risk of Ford’s launching an electric version of Ford’s E-450 chassis directly from the factory, negating the need for Phoenix’s current range of products. Additionally, a shortage in the availability of this chassis would impact Phoenix’s capability to produce and fulfill customer’s orders in a timely manner.

Phoenix has a limited number of customers, with which Phoenix does not have long-term agreements, and expects that a significant portion of our future sales will be from a limited number of customers. The loss of any of these customers could materially harm Phoenix’s business.

A significant portion of Phoenix’s projected future revenue is expected to be generated from a limited number of customers. Phoenix has no contracts with customers that include long-term commitments that ensure future sales of vehicles. The loss of or a reduction in sales or anticipated sales to Phoenix’s most significant customers would have a material adverse effect on our business, prospects, financial condition and operating results.

Phoenix may face competition from global automotive manufacturers.

Phoenix competes with a number of commercial EV manufacturers, including those such as Chanje Energy and Rivian that are backed by global companies. In addition to Tesla, a number of traditional global automobile manufacturers, including BMW, Ford, General Motors, Mercedes Benz, and Nissan-Renault-Mitsubishi-Toyota, have entered the consumer EV business, and a few, including Tesla and Daimler have begun entry into the commercial EV market. It is possible that others in the consumer EV business, or heavy-duty EV manufacturers, could expand into the medium-duty EV business and compete with Phoenix. In addition, many of the aforementioned companies, along with others, such as Volvo, BYD, Hyundai, Honda, and Fiat participate in the hybrid business, which includes commercial vehicles that may compete with Phoenix. These companies have far greater resources, brand recognition, and distribution channels than Phoenix or the Company does, which could make it difficult for Phoenix to gain widespread market acceptance. There can be no assurance that Phoenix will be able to compete successfully with other market participants, and if Phoenix cannot, then its business could fail.

Phoenix currently has no long-term supply contracts that guarantee pricing, which exposes Phoenix to fluctuations in component, materials, and equipment costs. Substantial increases in these prices would increase operating costs, adversely affecting Phoenix’s business, prospects, financial condition and operating results.

Because Phoenix currently has no long-term supply contracts that guarantee pricing on key components including base chassis and drivetrain components (excluding batteries), Phoenix is exposed to risks of increases in prices of the raw materials, parts, and components, and equipment used in EV production. Substantial increases in such prices would increase our operating costs and could reduce our margins if we cannot recoup the increased costs through increased vehicle prices. Any attempts to increase the announced or expected prices of our vehicles in response to increased costs could be viewed negatively by our customers and could adversely affect our business, prospects, financial condition and operating results. Phoenix has a long-term contract with its current battery supplier, offering pricing guarantees for a three-year period. The contract also stipulates minimum order quantities for the term of the contract.

Phoenix’s business requires highly technically skilled personnel, for whom Phoenix must compete for employment.

Phoenix’s manufacturing and research and development require highly skilled electrical, mechanical, and software engineers. Competition for employment of such individuals is intense, and Phoenix’s ability to attract and retained and retaining them is essential to continuing its business. Growth of Phoenix’s business will depend upon its ability to compete for increasing numbers of such employees, and there can be no assurance that Phoenix will be able to do so.

Phoenix EVs use lithium-ion batteries, which, if not appropriately managed and controlled, have caught fire or released smoke and flames. Such events could result in liability under Phoenix’s warranties, for damage or injury, adverse publicity and a potential safety recall, any of which would hurt Phoenix’s prospects.

The battery packs in Phoenix’s EVs use lithium-ion cells, which, if not appropriately managed and controlled can rapidly release energy by venting smoke and flames that can ignite nearby materials. Highly publicized incidents of laptop computers and cell phones bursting into flames have focused attention on the safety of these cells. These events also have raised questions about the suitability of lithium-ion cells for automotive applications. There can be no assurance that a field failure of Phoenix’s battery packs will not occur, which would damage the vehicle or lead to personal injury or death that subject Phoenix to lawsuits. Furthermore, there is some risk of electrocution if individuals who attempt to repair battery packs do not follow applicable maintenance and repair protocols. Any such damage or injury would likely lead to adverse publicity and potentially a safety recall. Any such adverse publicity could adversely affect Phoenix’s business, prospects, financial condition and operating results.

Risks Related to Our Cryptocurrency Mining Services

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

Risks Relating to Our Hemp and CBD Business

The hemp and CBD industries are evolving yet highly regulated and we must anticipate and respond to changes and risks.

In September 2019, the Company launched a hemp and Cannabidiol (“CBD”) businesses and as of the date of this annual report, our hemp and CBD businesses have no revenue derived from this business. The hemp and CBD industries are not yet well- developed, and many aspects of the industries’ development and evolution cannot be accurately predicted. In addition, the hemp and CBD businesses are heavily regulated in the jurisdiction(s) where we carry on such businesses. Although the hemp and CBD businesses contribute nil to our total revenue, our hemp and CBD businesses are subject to various laws, regulations and guidelines by governmental authorities relating to, among other things, the manufacture, marketing, management, transportation, storage, sale, pricing and disposal of cannabis, U.S. hemp and cannabis-based products, and also including laws, regulations and guidelines relating to health and safety, insurance coverage, the conduct of operations and the protection of the environment. You should carefully consider that there are other risks that cannot be foreseen or are not described herein, which could affect Company’s business and financial performance.

DEA Regulation of CBD varies depending on the concentration of THC.

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

U.S. Food and Drug Administration ( FDA) Regulations do not permit CBD as a food additive or dietary supplement.

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

Rapidly changing state laws may impose further restrictions on CBD products.

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

Avoid certain advertising and labeling claims for CBD products.

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

Federal regulation of CBD will continue to evolve.

The FDA’s position on CBD is not static, and potential investors should continue to monitor the evolving federal landscape. The FDA recently held a public hearing to obtain scientific data and information about the safety, manufacturing, product quality, marketing, labeling and sale of products containing cannabis or cannabis-derived compounds. The FDA also announced that it is forming a high-level internal agency working group to explore potential pathways for dietary supplements and/or conventional foods containing CBD to be lawfully marketed. The group will consider what statutory or regulatory changes might be needed and the likely impact of such marketing on public health. As stakeholders weigh in on this issue, FDA’s position on this topic likely will continue to evolve.

Risks Related to Our Alfalfa Business

Covid-19 continues to impact on alfalfa hay transportation.

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

U.S.-China trade disruption remains unclear.

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

Weather condition may lead to decline in hay production.

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

As of the date of this annual report, we had 23,863,064 ordinary shares outstanding, including 4,639,003, ordinary shares, or approximately 19.44% of our total ordinary shares outstanding, held by Mr. Xiaofeng Peng, our director, executive chairman of the board of directors and chief executive officer. The possibility that substantial amounts of our outstanding ordinary shares may be sold by Mr. Xiaofeng Peng or the perception that such sales could occur, or “equity overhang,” could adversely affect the market price of our ordinary shares, and could impair our ability to raise additional capital through the sale of equity securities in the future.

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

There is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments). However, such a judgment will generally be recognised and enforced at common law by the courts of the Cayman Islands, without any re-examination or re-litigation of the merits of the case, by an action commenced on the foreign judgment debt, provided that: (a) the foreign court had jurisdiction over the parties to the dispute; (b) the judgment is for a liquidated sum; (c) the judgment is final, conclusive and not subject to appeal; (d) the judgment is not of a public, revenue or penal nature; (e) the judgment was not obtained by fraud or in proceedings contrary to natural justice; (f) the enforcement of the judgment would not be contrary to Cayman Islands public policy; (g) the judgment is not inconsistent with sections 91 or 92 of the Trusts Act (as revised) of the Cayman Islands; (h) the process by which the judgment is enforced is not barred under laws relating to the prescription and limitation of actions; and (i) the judgment is not inconsistent with a Cayman Islands judgment in respect of the same cause or point at issue between the same parties.

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

Under Cayman Islands law, we may only pay dividends out of our profits or share premium account subject to our ability to pay our debts as they fall due in the ordinary course of our business. Our ability to pay dividends may therefore depend on our ability to generate sufficient profits. We cannot give any assurance that we will declare dividends of any amounts, at any rate or at all in the future. We have not paid any dividends in the past. Future dividends, if any, will be paid at the discretion of our board of directors, subject to requirements under Cayman Islands law and our memorandum and articles of association, as amended and restated from time to time, and will depend upon our future operations and earnings, capital expenditure requirements, general financial conditions, legal and contractual restrictions and other factors that our board of directors may deem relevant.

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

We currently operate in a number of jurisdictions including the U.S., Japan, U.K., Greece, Italy, Australia and Canada, and our local operations are generally conducted in the functional currency of the home jurisdiction. The FIT and other subsidies granted are also denominated in local currencies. Thus, we deal on a regular basis in several currencies concurrently, which exposes us to significant currency exchange risks. Any increased costs or reduced revenue as a result of foreign exchange rate fluctuations could adversely affect our profit margins. The fluctuation of foreign exchange rates also affects the value of our monetary and other assets and liabilities denominated in local currencies. Generally, an appreciation of the U.S. dollar against the relevant local currencies could result in a foreign exchange loss for assets denominated in such local currencies and a foreign exchange gain for liabilities denominated in such local currencies. Conversely, a devaluation of the U.S. dollar against the relevant local currencies could result in a foreign exchange gain for assets denominated in such local currencies and a foreign exchange loss for liabilities denominated in such local currencies.

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

General Risk Factors

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

The pandemic of a novel coronavirus (COVID-19) has resulted in a widespread health crisis that has adversely affected the economies and financial markets worldwide. Government efforts to contain the spread of the coronavirus through lockdowns of cities, business closures, restrictions on travel and emergency quarantines, among others, and responses by businesses and individuals to reduce the risk of exposure to infection, including reduced travel, cancellation of meetings and events, and implementation of work-at- home policies, among others, have caused significant disruptions to the global economy and normal business operations across a growing list of sectors and countries.

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

Our legal and commercial name is SPI Energy Co., Ltd. Our principal executive office is located at #1128, 11/F, No. 52 Hung To Road, Kwun Tong, Kowloon, Hong Kong SAR, China. Our telephone number at this address is +852 2291 6020 and our fax number is +852 2291 6030. Our registered office is situated at 4th Floor, Harbour Place, 103 South Church Street, PO Box 10240, George Town, Grand Cayman, KY1-1002, Cayman Islands.

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

In October 2020, we offered and sold 2,964,000 ordinary shares in a registered direct offering to institutional investors at a purchase price of $5.40 per share for proceeds of approximately $14.6 million, after deducting the placement agent’s fees and other expenses. In December 2020, we offered and sold 3,495,000 ordinary shares and warrants to purchase an aggregate of 3,495,000 ordinary shares in a registered direct offering to institutional investors at a purchase price of $10.02 per share and accompany warrant for proceeds of approximately $32.3 million, after deducting the placement agent’s fees and other expenses. The warrants are exercisable for a period of five years from December 7, 2020 at an exercise price $10.50 per share.

In November 2020, we sold a Convertible Promissory Note for a total consideration of approximately $2.1 million, convertible into our ordinary shares at a conversion price of $26.00 per share. The Convertible Promissory Note was offered and sold solely to the Investor in a private placement in reliance on Regulation D promulgated under the U.S. Securities Act of 1933, as amended.

In February 2021, we sold a Convertible Promissory Note for a total consideration of approximately $4.2 million, convertible into our ordinary shares at a conversion price of $20.00 per share. The Convertible Promissory Note was offered and sold solely to the Investor in a private placement in reliance on Regulation D promulgated under the U.S. Securities Act of 1933, as amended.

In February 2021, the Company offered and sold 1,365,375 ordinary shares in a registered direct offering to certain institutional investors at a purchase price of $10.79 per ordinary share for $13.6 million, net of direct offering cost of $1.1 million.

Between January 19, 2016 and September 18, 2017, our ADSs were listed on the NASDAQ Global Select Market under the symbol of “SPI”. The Bank of New York Mellon, the depositary bank for the ADS facility, terminated our ADS facility on September 18, 2017. Following such termination, we listed our ordinary shares, par value US$0.0001 per share, for trading on the NASDAQ Global Select Market in substitution for our ADSs. On September 19, 2017, our ordinary shares began trading on the NASDAQ Global Select Market under the symbol of “SPI”.

In September 2017, we entered into a framework share purchase agreement to acquire 100% equity interests of three Greek companies, namely THERMI SUN S.A, HELIOHRISI S.A., and HELIOSTIXIO S.A., from THERMI TANEO Venture Capital Fund (“TTVCF”), for a total consideration of EUR 16.8 million, subject to certain adjustments. These three companies own a total of four PV plants with 7.4MWp PV installations in northern Greece. The closing of the transaction took place in three separate stages (one for each company under acquisition). The acquisition of HELIOSTIXIO S.A. was closed in December 2017. The Company completed the second-stage acquisition of 100% of the equity interest of HELIOHRISI S.A., which owns 1.988 MW of photovoltaic projects in Greece on March 20 2019. The last of three acquisitions of 100% of the equity interest of THERMI SUN S.A., which owns 4.4 Megawatts (“MW”) of photovoltaic (“PV”) projects in Greece, was closed November 1, 2019. With 7.4MWp PV installations added to SPI Energy’s existing PV portfolio in Greece, the Company becomes one of the significant PV owners in Greece.

By the year end of December 31, 2018, our wholly owned subsidiary, SPI Solar Inc., sold eight solar projects in the U.S. (9.653 MW) to third parties.

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

On September 26, 2019, the Company completed the closing of the sale of Sun Roof II and Sun Roof V to Theia Investments (Italy) S.r.l. (“Theia”), a company established by an infrastructure fund managed by Stafford Capital Partners (“Stafford”), a leading private markets investment and advisory group. Sun Roof II, comprised of three rooftop solar projects totaling 1.83 MW located in Sassari, Italy, and Sun Roof V, a 1 MW rooftop solar project located in Cisterna di Latina, Italy, have been in operation since 2012. Theia paid approximately EUR4.3 million to complete the transaction. On March 9, 2020, the Company completed the closing of the sale of its Sun Roof I assets, a 479 kWp rooftop solar project located in Aprilia, Italy, that has been in operation since 2012. Proceeds from the sale were approximately EUR 1.1 million before transaction fees, providing additional capital for the development of solar assets in the US and Greece. After the sale of Sun Roof II, Sun Roof V and Sun Roof I, the Company currently owns only 1 PV asset with a capacity of 0.993 MW in Italy.

On April 12, 2021, the Company, through its wholly-owned subsidiary SPI Solar, Inc., executed a definitive agreement to acquire the MA Lovers Lane 6.5 megawatt (MW) solar photovoltaic (PV) and 5.45 megawatt hour (MWh) energy storage project in Massachusetts from a third-party developer. The project will sell power through Massachusetts' SMART program and will provide community solar subscriptions to national grid customers. The project is expected to come online in 2022.

Deconsolidation

On January 1, 2017, we deconsolidated Sinsin due to loss of control.

Disposition of China Assets

On August 30, 2018, the Company entered into a share purchase agreement (the “SPA”) with Lighting Charm Limited (the “Buyer”), an affiliate of Ms. Shan Zhou, the spouse of Xiaofeng Peng, the Company’s Chairman of the Board of Directors and Chief Executive Officer. The SPA was approved by an independent committee of the Company’s Board of Directors, and the transactions contemplated by the SPA closed on December 10, 2018. Pursuant to the terms of the SPA, the Company sold to the Buyer 100% of the shares of SPI China (HK) Limited (“SPI China”), which held all of the Company’s assets and liabilities related to its business in China (the “Acquired China Business”). These assets include the EPC business, PV projects, Internet finance lease related business, and E- commerce in China.

In connection with the transaction, a pre-closing restructuring was accomplished. The pre-closing restructuring resulted in: (1) Solar Juice Co., Ltd., a 100% wholly owned subsidiary of the Company, acquiring 80% of the equity interests in Solar Juice Pty Limited, a holding company which holds all the assets of the Company in Australia; (2) the Company acquiring all of the equity interests in Solar Power Inc. UK Service Limited, a holding company which holds all the assets of the Company in UK; (3) SPI Orange Power (Cyprus) Limited, a 100% wholly owned subsidiary of the Company, acquiring all of the equity interests in SPI Renewable Energy (Luxembourg) Private Limited Company S.a.r.l., a holding company which held assets in Italy ; (4) SPI Orange Power (Cyprus) Limited acquiring all the equity interests in ItalsolarS.r.l, a company which holds a portion of the assets of the Company in Italy; (5) the Company acquiring all of the equity interests of Sinsin, a holding company which held all the assets of the Company in Greece (de-consolidated); and (6) SPI Group Holding Co., Ltd., a 100% wholly owned subsidiary of the Company, acquiring 97% of the equity interests in SPI Solar Japan G.K.

On December 10, 2018, the Company and the Buyer executed the bought and sold notes and instrument of transfer relating to the shares in SPI China. On April 30, 2019, transfer was completed, and the Buyer became the owner of the shares in SPI China.

Our Investment in Phoenix

On November 12, 2020, the Company completed the acquisition of Phoenix Cars LLC and Phoenix Motorcars Leasing LLC (together, “Phoenix”), an electric drivetrain manufacturer for medium-duty commercial vehicles and final stage manufacturer that integrates its drivetrains into these vehicles.

Our Investment in Residential Roofing and Solar Installations Business

Following the January 6, 2021 purchase of all work-in-progress consumer contracts of Petersen-Dean Inc. (“PDI”), for $875,000, on February 25, 2021 Solarjuice American Inc., a wholly owned subsidiary of the Company (“SJA”), closed the acquisition of substantially all operating assets of PDI, including certain construction contracts with work-in-progress billings, fixed assets, intellectual property and other assets, for total consideration of $6,850,000 plus the assumption of $11,000,000 of the outstanding balance under an account receivables financing arrangement of a previous lender of PDI.  SJA does not assume any other PDI obligations, except to cure existing leases or warranties.

Founded in 1984, Petersen-Dean, Inc. specializes in residential roofing and solar installations, frequently in cooperation with some of the nation’s largest builders and developers. With more than a million installations, the Pleasanton, CA-based company employs hundreds of installers and operates in five states: California, Florida, Nevada, Colorado, and Texas.

Since early 2020, PDI started to face the unprecedented disruption caused by the COVID-19 pandemic, which placed inexorable pressure on the business. As a result of the various shelter-in-place orders issued by local governments in response to the pandemic, PDI and its workforce were unable to operate at full capacity, as jobs were closed down or work has been halted at sites throughout the United States. This disruption caused a significant slowdown in collections, reductions in revenue, and cash-collection delays. As a result, PDI and 15 of its affiliates filed petitions for relief under chapter 11 of the United States Bankruptcy Code on June 11, 2020.

Our Recent Equity Financings

In October 2020, the Company offered and sold 2,964,000 ordinary shares in a registered direct offering to institutional investors at a purchase price of $5.40 per share for $14.6 million, after deducting the placement agent’s fees and other expenses.

In November 2020, the Company sold a Convertible Promissory Note to an investor for total consideration of approximately $2.11 million, convertible into ordinary shares of the Company at a conversion price of $26.00 per share. The Convertible Promissory Note was offered and sold solely to the investor in a private placement in reliance on Regulation D promulgated under the U.S. Securities Act of 1933, as amended.

In December 2020, the Company offered and sold 3,495,000 ordinary shares and warrants to purchase an aggregate of 3,495,000 ordinary shares in a registered direct offering to institutional investors at a purchase price of $10.02 per share and accompany warrant for $32.3 million, after deducting the placement agent’s fees and other expenses. The warrants are exercisable for a period of five years from December 7, 2020 at an exercise price of $10.50 per share.

In February 2021, the Company sold a Convertible Promissory Note to an investor for a total consideration of approximately $4.21 million, convertible into ordinary shares of the Company at a conversion price of $20.00 per share. The Convertible Promissory Note was offered and sold solely to the investor in a private placement in reliance on Regulation D promulgated under the U.S. Securities Act of 1933, as amended.

In February 2021, the Company offered and sold 1,365,375 ordinary shares in a registered direct offering to certain institutional investors at a purchase price of $10.79 per ordinary share for $13.6 million, net of direct offering cost of $1.1 million.

Capital Expenditures and Divestitures

For our global project development business, since January 1, 2018 through April 29, 2021, we had completed a series of acquisitions of solar projects that were in operation, consisting of (i) 1.988 MW and 4.4MW of projects in Greece, acquired in March 2019 and November 2019 respectively, for a total consideration of EUR 11.1 million ($12.5 million), (ii) a total of 15.77 MW DC of projects in the state of Oregon, US, acquired in August, September 2019 and April 2020 respectively for a total consideration of $1.3 million, and (iii) 6.5 megawatt (MW) solar photovoltaic (PV) and 5.45 megawatt hour (MWh) energy storage project in Massachusetts in April 2021, for a total consideration of US$ 2.1 million plus interconnection cost.

Since January 1, 2018 through April 29, 2021 we completed the following divestitures: From January 2019 to December 31, 2019, we sold 1 solar project in Japan (1.99MW) to a third party at the consideration of $9.56 million, which has been recognized as revenue accordingly. On September 26, 2019, we sold Sun Roof II comprised of three rooftop solar projects totaling 1.83 MW, and Sun Roof V with1 MW rooftop solar project in Italy at the consideration of EUR4.3 million. On March 16, 2020, we sold Sun Roof I, a 479 kWp rooftop solar project located in Italy at the consideration of EUR1.1 million before transaction fees. After the sale of Sun Roof II, Sun Roof V and Sun Roof I, the Company currently owns only 1 PV asset with a capacity of 0.993 MW in Italy. On 27 July, 2020, we closed of the sale of the 5.5MW Mountain Creek solar project to Marina Energy at the consideration of US$16.1 million. We divested all our operations in China in December 2018 for nominal consideration due to the significant liabilities in the business.

As of the date of this report, we are constructing an aggregate of 19.95 MW of projects in the U.S. under our BT model. We anticipate that the U.S. project will be connected to the grid in 2022. We are financing this development with a combination of internal funds, project finance and tax equity.

We had 16.74 MW PV project and 5.45 megawatt hour (MWh) energy storage project in U.S.in announced pipeline as of April 29, 2021. See “—Our Global Project Development Business— Our Solar Project Portfolio.” We expect to complete the acquisition of, or commence permitting processes for, our projects in announced pipeline as soon as practicable. We believe these new additions, combined with our existing project portfolio, demonstrate our broad geographic reach and established presence across key solar markets and mitigate country-specific risks.

Additional Information

The SEC maintains a website that contains reports, proxy and information statements and other information regarding issuers, such as we, who file electronically with the SEC. The address of that website is http://www.sec.gov. Our Internet address is www.spigroups.com

B.	Business Overview

The following table sets forth a breakdown of our net sales by geographic location of customers for the periods indicated:

	For the years ended December 31,
	2018		2019		2020
	($ in thousands except percentage)
United Kingdom	932	0.7%	979	1.0%	1,023	0.7%
Australia	91,381	72.8%	80,518	82.3%	113,504	81.9%
United States	18,721	14.9%	4,320	4.4%	16,862	12.2%
Greece	378	0.3%	1,138	1.2%	2,795	2.0%
Japan	12,437	9.9%	9,563	9.8%	3,788	2.7%
Italy	1,733	1.4%	1,365	1.4%	656	0.5%
	125,582	100%	97,883	100%	138,628	100.0%

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

Solar Juice Australia, as a wholesale supplier, has developed key partners which have supported the growth of its brands throughout Australia, New Zealand and SEA Countries. Solar Juice Australia aligns itself with the most popular brands SMA, Fronius, Sungrow, Solax, Solis, Tesla Powerwall, Hyundai, REC, Longi, and Trina, which have the same values as Solar Juice Australia, namely service and support, quality and value for money. Solar Juice Australia’s products are backed by warranties held in Australia, experience and knowledge which set it apart from the competition, and commitment to serving the customer’ needs. Solar Juice Australia’s own branded products Opal Panels and Opal Switch provided customers with more value for money choices.

COVID-19 has caused unprecedented quarantine measures implemented by Australian Government resulting in significant impacts on people’s livelihood and businesses such as lockdown of communities and shutdown of businesses to reduce the spread of the virus. The Australian Government’s restrictions have significant impacts on Australian Solar industry as well. Solar Juice’s overseas supplies and shipments have been unreliable and unstable during 2020. Solar Juice’s revenue was affected initially by local lockdowns in Q1. The management of Solar Juice Australia’s has made detailed business continuity and resilience plan, predicted market changes and adjusted purchase and sales strategies accordingly. The whole team has put in extra time and effort to help the company went through the toughest period without impacts in revenue and profit. In fact Solar Juice has achieved AUD164.5 million revenue, AUD13.3 million gross profit and AUD1.8 million net profit in 2020, which increased 42%, 54% and 129% respectively from 2019. Solar Juice Australia’s trade receivable balance decreased 10% despite of the rapid revenue growth, trade payable balance reduced 33% from the previous year. As a result, the net assets of Solar Juice Australia increased significantly by 34% to AUS15.5 million.

We expect Solar Juice Australia to benefit from these improvements in long term and keep its leadership in premium PV market in Australia. In the meantime, Solar Juice Australia’s traditional strengths such as outstanding customer services, technical support, and warranty service will keep differentiating it from competitors.

Solar Juice Australia currently accounts for 81.9% of our revenues and 13% of our total assets.

EPC Business

We are a global provider of photovoltaic (“PV”) solutions for business, residential, government and utility customers and investors. The Company develops solar PV projects that are either sold to third party operators or owned and operated by the Company for selling of electricity to the grid in multiple countries in Asia, North America and Europe. The Company has its operating headquarter in Santa Clara, California and maintains global operations in Asia, Europe, and North America. We are expanding our global project development business by ramping up our portfolio of global solar projects, including projects that we plan to hold in the long term and derive electricity generation revenue from our independent power producer model, or IPP model, and projects that we plan to sell in the future when we are presented with attractive opportunities under our build-and-transfer model, or BT model. We grow our project portfolio primarily through acquisitions and act as a secondary developer for the projects which are under construction or in pipeline upon acquisition. Solar projects in our current portfolio include projects at all stages of development, including projects in operation, projects under construction and projects in pipeline. See “—Our Global Project Development Business—Our Solar Project Portfolio.”

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

PV modules, the primary equipment of our solar projects, typically contribute to a substantial portion of the overall system costs. We procure our PV modules from a wide array of suppliers including Trina Solar Limited, Jinko Solar Holding Co., Ltd., Xiexin Integration Technology Co., Ltd., JA Solar Holding Co., Ltd., LG Electronics, and Chint, among others.

We consider the following factors when we procure project equipment: technical specifications (such as size, type and power output), bid prices, warranty and insurance programs, spectral response, performance in low light, nominal power tolerance levels, degradation rate, technical support and reputation of suppliers. We typically require 10-year warranties for defects in materials or workmanship and 25-year warranty for module capacity under normal testing conditions (2-3% of capacity for the first year with a 0.5- 0.8% linear degradation in capacity every year thereafter).

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

We utilize a number of metrics to manage and monitor the performance of our third-party contractors in terms of both quality and delivery time and to ensure compliance with applicable safety and other requirements. For instance, we may delegate qualified representatives to review, supervise, organize and provide comments on the third-party contractor’s design, construction plan, construction guidelines, materials and documentations. We also conduct periodic inspections to examine project implementation and quality against our project planning and quality standards and prepare periodic reports for review and approval by our relevant departments. If we identify any quality or progress issues that are attributable to the work of our third-party contractors, we will follow- up with them and monitor their rectification work.

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

After grid connection, we also conduct commissioning tests on electricity generation performance. As grid connection requires approval from power companies, post-grid connection commissioning tests are also conducted by local quality supervisors or third-parties approved by the power companies. In addition to the warranties provided by the manufacturers of modules and balance- of-system components, EPC contractors also typically provide a limited warranty against defects in workmanship, engineering design, and installation services under normal use and service conditions for a period of one to two years following the energizing of a section of a solar power plant or upon substantial completion of the entire solar power plant. In resolving claims under the workmanship, design and installation warranties, the new owner has the option of remedying the defect to the warranted level through repair, refurbishment, or replacement.

Our Global Project Development Business

We develop and sell or own and operate solar projects which sell electricity to the grid in multiple countries, including the U.S., the U.K., Greece, Japan and Italy. We are expanding our global project development business by ramping up our portfolio of global solar projects, including projects that we plan to hold in the long term for electricity generation revenue under our IPP model, as well as projects which we plan to sell in the future when we are presented with attractive opportunities under our BT model. We grow our project portfolio primarily through acquisitions and our project acquisition strategy is based on rigorous market research and due diligence on the target project’s capacity, local energy demands, applicable tariff regime, supporting infrastructure, local government support and topography for construction in the case of projects under construction and projects in pipeline. We also consider available financing options, internal rate of return, key technical components, terms of the grid connection agreements and power purchase agreements, or PPAs, as well as guarantees on performance for projects in all development stages. We act as secondary developer for the projects under construction or in pipeline when they are acquired. We either hold these projects in the long term for electricity generation revenue or sell them when presented with attractive opportunities.

We had an aggregate 53.49 MW of PV projects and 5.45 MWh energy storage project in the U.S., the U.K., Greece, Japan and Italy as of April 29, 2021. We divested all of our business in China in December 2018.

Most of our solar projects are subject to the FIT or PPA policies of the countries or regions where they operate. FIT refers to the national and local subsidies to solar power generation supported by the government. PPA refers to power purchase agreement with electricity company. For the FIT terms of our projects, please refer to “—Our Solar Project Portfolio.”

Our Solar Project Portfolio

We expect our solar projects to have operational lives of 25 to 27 years. As of April 29, 2021, our solar project portfolio consisted of:

•	Projects in Operation — “Projects in operation” refers to projects connected to the grid and selling electricity. As of April 29, 2021, we have projects in operation with an attributable capacity of 16.8 MW in the U.K., Greece, Japan and Italy.

•	Projects under Construction — “Projects under construction” refers to projects at the construction stage. We generally complete construction in three to six months after obtaining all the permits required for construction, if local climate and topographical conditions permit. We have 19.95 MW of projects under construction in the US as of April 29, 2021 and we expect a majority (in energy capacity) to be connected to the grid by 2022.

•	Projects in Announced Pipeline — “Projects in announced pipeline” refers to projects that we have entered into definitive agreements to develop with a third party in which we expect to own a majority of the equity interest, and projects we have entered into definitive agreements to acquire. We have 10.24 MW project in the state of Hawaii, U.S. and 6.5 megawatt (MW) solar photovoltaic (PV) and 5.45 megawatt hour (MWh) energy storage project in the state of Massachusetts, U.S.. as of April 29, 2021.

The following summary sets forth our solar projects in operation, solar projects under construction and solar projects in announced pipeline as of April 29, 2021. For more recent development of the solar projects portfolio and potential sale of our solar projects, please see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Resources and Material Known Facts on Liquidity.”

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

Solar Projects Under Construction*

Country	Our equity holding	Number of solar projects	Attributable capacity (MW)	Ground/Rooftop	Scheduled Connection date	FIT terms
US	100%	1	0.71	Ground	2021	<500kW: $0.238/kWh
US	100%	1	1.8	Ground	2022	>500kW: $0.236/kWh
US	100%	4	11.77	Ground	2021	N/P
US	100%	2	5.67	Ground	2022	N/P
Total		8	19.95

*	Intended by us to be BT projects in 2021 and 2022 and may be held as our IPP projects upon completion of construction if we determine that the return of owning the projects and selling electricity is more attractive.

As of December 31, 2020, we had capital commitments for solar projects of approximately $1.1 million. As total capital expenditures may be affected by various factors including, among others, increases in cost of key equipment and materials, failure to obtain sufficient financing, unexpected engineering or environmental issues as well as changes in regulatory requirements, actual total capital expenditures may deviate significantly from such estimates. We expect to finance construction of these projects using cash from our operations and private placements, bank borrowings, financial leases as well as other third-party financing options.

Solar Projects in Announced Pipeline*

As of April 29, 2021, we were in the process of obtaining relevant regulatory approvals for the following self-developed and acquired solar projects:

•	a 10.24 MW project in the state of Hawaii, U.S. and 6.5 megawatt (MW) solar photovoltaic (PV) and 5.45 megawatt hour (MWh) energy storage project in the state of Massachusetts, U.S.;

*	Our project portfolio excludes projects for which we provide EPC services but in which we do not own any equity interest or do not expect to acquire and excludes projects we have disposed of.

We sold all of our solar projects in China in connection with the sale of our Chinese business in December 2018.

Featured Markets

•	U.S. As of April 29, 2021, we have 19.95 MW of projects under construction and 16.74 MW of PV projects and 5.45 megawatt hour (MWh) energy storage project in announced pipeline.

•	U.K. As of April 29, 2021, we owned 2 solar projects in operation with a total capacity of 8.1MW. In the U.K., all of the projects in our portfolio are eligible for FIT.

•	Greece. As of April 29, 2021, we own twelve (12) operating solar projects with a total capacity of 33.8 MW, all of which belong to seven (7) different Greek societe anonymes. Four (4) societe anonymes, owned by Sinsin which was deconsolidated in 2017, collectively own eight (8) of the twelve (12) operating solar projects. In Greece, all of the projects in our portfolio are eligible for FIT. In March 2019 and November 2019, we acquired solar projects of 1.988 MW and 4.4 MW, respectively.

•	Japan. As of April 29, 2021, we have 0.2744 MW of solar project in operation. In Japan, all of our projects are eligible to receive FIT.

•	Italy. As of April 29, 2021, we have 0.993 MW of solar projects in operation. In Italy, our project is eligible to receive FIT.

Acquisition of Solar Projects

Our board of directors has formulated a uniform standard for assessing target assets with respect to the acquisition of solar projects, and such standard may be adjusted based on our Company’s business, financial condition and results of operations from time to time. See “Item 5. Operating and Financial Review and Prospects— Operating Results—Recent Acquisition Activities” on the projects we have acquired or expect to acquire. Our board of directors considers the following criteria when assessing potential acquisitions, among others:

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

Permit Development Process

The permit development process is the process of obtaining all required permits, certifications and approvals from relevant government authorities for solar project development. As of December 31, 2020, most of our solar projects in operation had been undertaken by us as a secondary developer.

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

The construction cost of a project is mainly funded by our working capital, and to a lesser extent, funded through bank borrowings in the year ended December 31, 2020. We seek to negotiate favorable credit terms with our equipment suppliers and EPC contractors when possible, such that payment is not due until several months after construction and grid connection are complete. While the exact mix of external and internal financing varies from project to project, we estimate that as of December 31, 2020, approximately 50% to 60% of the total costs of our solar projects under construction were funded by our working capital, with the remainder funded through bank borrowings. Our working capital dedicated towards a particular project would be generally available to us for other purposes if needed, and would not be considered restricted cash isolated at that project. We also have given guarantees to the lenders on certain project financings. However, none of our cash and cash equivalents have been collateralized to guarantee such project financings.

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

Crypto Mining Hosting

In early 2018, we launched www.umining.io, a turnkey solution offering global crypto-mining hosting, training, sales, and repair services. As of December 31, 2020, we had 1 pilot mining sites in Canada. We discontinued efforts to increase our mining capacity due to the COVID-19 pandemic. But It is expected to gradually go back to normal later on.

Hemp and CBD Business

In September 2019, the Company launched its newly established hemp and CBD business. The Company has executed a management services agreement with the Native American Agricultural Company (“NAAC”) to cultivate hemp in the Navajo Nation; and obtained licenses from the Navajo Nation to engage in lab testing, cultivation, processing, wholesale distribution, and retail sales of hemp. In January 2020, the Company completed the installation of its cannabidiol extraction and milling equipment at an approximately 25,000-sqft facility in Orange Cove, Fresno County, in California. The newly installed CBD processing equipment is designed to enable the production of Hemp dry flower and Pre-roll, CBD crude oil, distillate, and isolate, serving the growers in California. The pre-production test runs of its CBD crude oil extraction and Hemp try flower and Pre-roll production process and quality control review have been completed. The facility currently scaled down its capacity due to the COVID-19 pandemic and is expected to gradually go back to normal later on.

Business of Alfalfa and Other Related Agriculture Products

Our subsidiary Knight Holding Corporation is focused on becoming a global providers of alfalfa hay and other forage types. With China’s increasing demand for American alfalfa hay, we have recognized the importance of exporting to the Asia market. Committing ourselves to successfully becoming a major supplier of alfalfa, in June 2019, we established a processing facility in Tonopah, Arizona. Our alfalfa pressing facility sits in the center of the Harquahala Valley, located in Western Maricopa County The facility currently scaled down its capacity due to the COVID-19 pandemic and is expected to gradually go back to normal later on.

Electric Vehicle (EV) Business

On November 12, 2020, the Company completed the acquisition of Phoenix Cars LLC and Phoenix Motorcars Leasing LLC (together, “Phoenix”).

Phoenix is a company that designs, assembles, and integrates electric drive systems for medium duty (Class 4) electric vehicles (“EVs”). Our fleet of 92 EVs, consisting of 83 shuttle buses and nine work and delivery trucks, has accumulated more than 2.3 million electric driven miles. We plan to expand our facilities to enable us to deliver 130 EVs in 2021. Our firm backlog of 54 includes orders for 35 vehicles from return customers. Additional orders await customers’ subsidies confirmations.

Our EV buses and trucks are available in a range of configurations, including shuttle buses, Type A school buses, utility trucks, service trucks, flatbed trucks, walk-in vans, and cargo trucks. Our delivery customers include major airports, airport shuttle operators, hotel chains, seaports, universities, municipalities, and large corporations.

In March 2021, we began delivering our third generation EVs, featuring our new, Romeo Power, Inc. modular battery packs, giving customers choices among 31KwH, 63KwH, 94KwH, 125KwH, and 156KwH batteries. Our ZEUS 300 EVs are built on the Ford F-450 chassis, with Romeo Power battey and Dana TM4 Sumo™ MD motors, and BTC Power battery chargers.

We believe that our EVs offer owners and fleet operators significant benefits, including:

•	Lower Ownership Cost. Electric vehicles cost less in total to own, operate, and maintain than diesel, gasoline and natural gas combustion-powered vehicles, even though the initial purchase price (after subsidies) is somewhat higher.

•	Less Maintenance, Lower Operating Cost, Greater Safety. Because electric motors have few moving parts and do not need liquid fuels or lubricants, they generally require less maintenance, are less expensive to operate, and avoid exposure to or spills or need to dispose of hazardous hydrocarbon fluids.

•	Zero Vehicle Emissions. EVs enable customers to satisfy government mandates limiting vehicular emissions.

•	Positive User Recognition. Our customers’ use of EVs may improve their public images, thereby conferring a competitive advantage.

•	Improved Driver and Passenger Comfort. Electric vehicles run more quietly than combustion-powered vehicles, enhancing operator and passenger comfort.

We assist customers with all aspects of fleet electrification, including recommending battery power levels needed for the customer’s applications; advising regarding necessary infrastructure, such as types of external chargers required and their locations, and whether the customer’s facilities have sufficient power for charging; and assistance with the customer’s contractors that install infrastructure.

We sell our vehicles to fleet customers directly; retail sales of vehicles carrying Forest River, Inc. bodies, (e.g., Starcraft bus bodies and Rockford truck bodies) are made through Creative Bus Sales, one of the largest distributors of buses in the United States.

On January 27, 2021, we announced that our Board of Directors approved an initial public offering of Phoenix Motor Inc., the Phoenix holding company. Our subsidiary, EdisonFuture, will own approximately 75% to 80% of Phoenix Motor Inc. after the IPO. There can be no assurance that any IPO will be completed.

Business of Residential Roofing and Solar Installations

Following the January 6, 2021 purchase of all work-in-progress consumer contracts of Petersen-Dean Inc. (“PDI”), for $875,000, on February 25, 2021 Solarjuice American Inc., a wholly owned subsidiary of the Company (“SJA”), closed the acquisition of substantially all operating assets of PDI. Founded in 1984, Petersen-Dean, Inc. specializes in residential roofing and solar installations, frequently in cooperation with some of the nation’s largest builders and developers. With more than a million installations, the Pleasanton, CA-based company employs hundreds of installers and operates in five states: California, Florida, Nevada, Colorado, and Texas.

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

Electric Vehicle (EV) Business

The electric vehicle industry is expected to be one of the fastest growing sectors over the next decade. While current penetration for electric vehicles is low, key segments of focus like the medium and light-duty vehicle segments are set to grow rapidly, driven by policy changes, incentives supporting zero-emission transportation and corporate mandates prompting large fleets to go electric.

Demand for medium duty electric commercial vehicles is catered to by a handful of companies that are a mix of drivetrain developers and ground up OEMs. Key drivetrain developers offering electric vehicles built on conventional internal combustion chassis similar to Phoenix products, include Motiv Power Systems, Lightning eMotors, Xos Trucks and SEA Electric. Ground-up medium duty electric vehicle manufacturers include GreenPower Bus, Lion Electric, Bollinger Motros, Rivian and Workhorse. Additionally, Type A electric school bus manufacturers competing directly with Phoenix include Lion Electric, Microbird (a division of Bluebird) and Collins. Large traditional OEMs like Freightliner, Peterbilt and Mitsubishi have also begun rolling out their all-electric Class 4 – 6 electric trucks in the US market. However, with the industry being in a nascent phase, only a few of the above manufacturers have successfully deployed a large number of vehicles with customers. Phoenix has carved itself a unique position in the market, with the highest number of class 4 electric cutaway shuttle buses and work trucks deployed to date. Our industry collaborations, market experience and customer relationships enable Phoenix to be well positioned to cater to the growing demand for electric medium-duty vehicles.

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

In March 2021, we began delivering our third generation EVs, featuring our new, Romeo Power, Inc. modular battery packs, giving customers choices among 31KwH, 63KwH, 94KwH, 125KwH, and 156KwH batteries.  Our ZEUS 300 EVs are built on the Ford F-450 chassis, with Romeo Power battery and Dana TM4 SumoTM MD motors, and BTC Power battery chargers. While the relationships with our key suppliers remain strong, we conduct evaluation of all suppliers on regular basis based on their quality, reliability, cost effectiveness, warranty standards, shipping standards and set up mitigation plan accordingly.

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

From the year 2019 to 2020, there is an increase in the proportion of revenue from sales of PV solar systems, the figures for sales of PV solar components also saw a  upwards trend.

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

We historically engaged in high-profile marketing activities focused on developing our brand awareness not just among the solar business developers who have traditionally been our customers, but also among the general public. Since we have been in solar business for 15 years, we have built our brand awareness and lately we have not engaged in marketing activities.

As one of the early movers in the medium-duty electrification market, Phoenix Motorcars has built a reputation as one of the leading manufacturers in the segment. Our range of vehicles includes all-electric shuttle buses, flatbed trucks, utility trucks, box trucks, service van and custom bodies on a class-4 electric chassis and is used by customers across a wide range of applications including cities, transit agencies, airports, utility agencies, contractors, campuses and other commercial fleets. Phoenix Motorcars has particularly good awareness among shuttle bus customers and has the highest number of class-4 shuttle buses deployed. Further Phoenix also partnerships with industry leaders like Forest River, the largest shuttle bus manufacturer in the country and Creative Bus Sales, the largest bus dealership network to jointly sell and service the shuttle bus product. Being a sunrise industry, most of Phoenix’s fleet customers are first time EV users and Phoenix provides end-to-end electrification solutions to support their efforts. This includes not just providing vehicles, but also supporting with route planning, charging infrastructure planning, charging equipment and telematics solutions for in-service vehicles.

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

The electric Vehicles business is not seasonal, but application and decision timelines of key incentive programs like the California HVIP program and the annual Federal Transit Administration’s LowNo program impact the timing of purchase orders for applicable customer segments.

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

C.	Organizational Structure

The following table sets out our principal subsidiaries as of December 31, 2020:

Subsidiaries	Place of Incorporation	Percentage of ownership
Solar Juice (HK) Limited	Hong Kong	100%
Knight Holding Corporation	U.S.	100%
SPI Solar, Inc.	U.S.	100%
SPI Renewable Energy (Luxembourg) Private Limited Company S.a.r.l.(1)	Luxembourg	100%
Heliostixio S.A.	Greece	100%
Helioxrisi S.A.	Greece	100%
THERMI SUN S.A.	Greece	100%
Solar Juice USA Inc.	U.S.	100%
Solar Juice Pty Limited	Australia	80%
SPI Solar Japan G.K.(2)	Japan	97%
Solar Power Inc. UK Services Limited	U.K.	100%
Edisonfuture Inc.	U.S.	100%
Phoneix Cars LLC	U.S.	100%
Phoenix Motorcars Leasing LLC	U.S.	100%

Notes:

(1)	SPI Renewable Energy (Luxembourg) Private Limited Company S.a.r.l. holds one entity in Italy and is disposing of an entity in Germany.

(2)	SPI Solar Japan G.K. holds one solar power project entities in Japan.

D.	Property, Plant and Equipment

Our global corporate headquarters are located in Hong Kong SAR, China, which is under a one-year lease that expires on May 3, 2022. We occupy approximately 3,332 square feet of office space in Santa Clara, California, for legal and business development, under a lease that expires on June 30, 2021. We occupy approximately 10.5 acre industrial property in Orange Cove, California, under a lease that expires on December 31, 2049, and have an option to purchase the property. We owned approximately 120 acres of farm land in Arizona, US. We occupy approximately 114 square meters of office space in Athens, the headquarters of the Greek operations, under a monthly lease that expires on June 30, 2021. We occupy approximately 80 square feet of office space in London for operations and business development under a lease which renews every six months. We lease approximately 2,155 square meters of office space and warehouse space in Wetherill Park, Sydney, which expires on July 31, 2021.

Our Phoenix Motorcar subsidiary currently operates out of two facilities--the production facility in Ontario, California (a 24,570 sq. ft. facility) and the engineering and service facility in Chino, California (a 12,815 sq. ft. facility). The production facility in Ontario has four production bays with a maximum annual capacity of 144 units, which equates to three vehicles per bay per month. The Ontario facility is also equipped with a state-of-the-art battery testing facility to simulate and verify performance of each battery pack before being installed. We are currently in search of a larger facility to meet our needs as we consolidate the Ontario and Chino facilities, when both leases expire in June 2021, as part of our expansion plan.

SolarJuice Co., Ltd. has recently entered into a long-term lease agreement for nearly 58,000 square feet of combined office and warehouse space at the Preston Tech Center in Livermore, California. The new facility will enable the Company to merge two existing facilities, its Solar 4 America headquarters in Livermore, CA and its regional office/warehouse facility in Livermore, CA, into a single unified space.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis in conjunction with our financial statements and the related notes appearing elsewhere in this annual report on Form 20-F. This discussion may contain forward-looking statements based on current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward- looking statements as a result of various factors, including those set forth under “Item 3. Key Information—D. Risk Factors” or in other parts of this annual report on Form 20-F.

A.	Operating Results

We are a global provider of photovoltaic (PV) and electric vehicle (EV) solutions for business, residential, government and utility customers and investors. We develop solar PV projects which are either sold to third party operators or owned and operated by us for selling of electricity to the grid in multiple countries in Asia, North America and Europe. In Australia, we primarily sell solar PV components to retail customers and solar project developers. In 2020, we engage in sales and leasing of new zero-emission EVs in U.S. In 2018, we engaged in the sale of bitcoin mining equipment, providing hosting services to mine bitcoins and in 2019, we sold hay from the United States to China. In 2020, no revenue was generated from the business transactions in connection with cryptocurrency mining services and alfafa hay business.

Our liquidity position has deteriorated since 2015. We suffered losses of $12.3 million, $15.1 million and $6.3 million for the years ended December 31, 2018, 2019 and 2020, respectively. We also had an accumulated deficit of $591.9 million and a working capital deficit of $72.2 million as of December 31, 2020. For a detailed discussion, please see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Resources and Material Known Facts on Liquidity.”

Our operating results for future periods are subject to numerous uncertainties and it is uncertain if we will be able to reduce or eliminate its net losses for the foreseeable future. If we are not able to increase revenue and/or manage operating expenses in line with revenue forecasts, we may not be able to achieve profitability. We have developed a plan to continue implementing various measures to boost revenue and control the cost and expenses within an acceptable level. Such measures include: 1) negotiate with potential buyers on PV solar systems; 2) negotiate for postponing of convertible bond payments; 3) closely monitor our capital spending level; 4) strictly control and reduce business, marketing and advertising expenses in United States and Australia; 5) lower the remuneration of our management team; and 6) seek for certain credit facilities. Given the significant increase in net sales and the considerable amount of cash raised from convertible bond and direct offering in 2021, we assess current working capital is sufficient to meet our obligations for the next 12 months from the issuance date of this report.

Principal Factors Affecting Our Results of Operations

We believe that the following factors have had, and we expect that they will continue to have, a significant effect on the development of our business, financial condition and results of operations.

COVID-19

The pandemic of a novel coronavirus (COVID-19) has resulted in a widespread health crisis that has adversely affected the economies and financial markets worldwide. Government efforts to contain the spread of the coronavirus through lockdowns of cities, business closures, restrictions on travel and emergency quarantines, among others, and responses by businesses and individuals to reduce the risk of exposure to infection, including reduced travel, cancellation of meetings and events, and implementation of work-at- home policies, among others, have caused significant disruptions to the global economy and normal business operations across a growing list of sectors and countries.

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

The medium-duty EV market is expected to grow significantly over the next decade. While the market has been too slow to expand over the last many years, many key factors are shaping the industry for accelerated growth over the next few years. As of the date of this report, less than 0.5% of the medium duty chassis sold in the U.S. are electric. Key factors driving this growth include government regulations requiring fleets to go electric, incentives and grant funding supporting commercial zero emission vehicle deployments, infrastructure deployments and corporate electrification mandates. Many large fleets who operate large truck and bus fleets have committed to go 100% electric over the next few years. This includes large delivery truck fleets like Amazon, FedEx, UPS, DHL, IKEA; also shuttle bus operators like transit agencies in Los Angeles, Orange County, and New York; and large corporate fleet owners like Genentech, Microsoft and Salesforce. All of the above factors, together with key technology catalysts, are expected to spur demand for medium-duty electric vehicles significantly over the next few years. Key technology drivers include reduction in battery costs and costs of other key components, making electric vehicles cheaper, and advances in EV drivetrain technology, including motor improvements that enable better performance and higher efficiencies; and refinements in high-voltage battery technology. The anticipated sales growth in this segment of the EV market is attributed both to new companies that started as electric vehicle manufacturers, as well as and conventional OEMs who are expected to start offering complete EV over the next few years.

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

With growing emphasis on improving air quality around our communities, large states like California are mandating key end user segments to switch to zero emission transportation options. Some of the key regulations driving growth in our addressable market include, in California, requiring all transit buses to be zero emissions by 2040, requiring all airport shuttles to be electric by 2035, requiring at least 50% of all medium-duty trucks sold in the state to be electric by 2030, and requiring specific end-user segments like drayage and yard trucks to go electric.

Other states like New York, New Jersey and Massachusetts are also expected to bring in regulatory requirements for key end user segments like transit agencies and school buses to switch to all electric vehicles. Fifteen other states, including Connecticut, Colorado, Hawaii, Maine, Maryland, Massachusetts, New Jersey, New York, North Carolina, Oregon, Pennsylvania, Rhode Island, Vermont, and Washington have committed to follow California’s Clean Truck Regulation.

Various state and federal agencies are also supporting the switch to zero emission transportation by providing a host of funding and incentive support to develop, demonstrate and deploy zero emission transportation solutions. This is primarily driven by the urgent need to meet carbon and greenhouse gas emission reduction targets. Some of the key funding / incentives driving adoption of electric medium duty vehicles include: the California HVIP program offering a minimum of $60,000 per vehicle as incentive for Class 4 electric vehicles registered and operating in the state, the New York Truck Voucher Incentive Program offering up to $66,000 per Class 4 electric vehicle, funding from federal agencies like the FTA, covering up to 80% of the cost of procuring electric transit buses and various funding options covering up to 100% of the cost of procuring all electric school buses across key states.

Federal and various state agencies have established incentives for setting up both public and private charging infrastructure. Notably, the California Energy Commission and the California Public Utilities Commission have approved funding up to 100% of the cost of setting up chargers and related infrastructure. Large utilities like Southern California Edison, Pacific Gas & Electric and San Diego Gas & Electric have ‘Charge Ready’ programs that cover the entire cost of setting up charging infrastructure. Other states like New York, Chicago, North Carolina, Tennessee, Texas and Ohio have also introduced programs to support fleets with their charging infrastructure requirements.

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

Selected Statement of Operations Items

Revenue

Our revenue for the years ended December 31, 2018, 2019 and 2020 was mainly derived from sales of PV project assets, sales of pre-development solar project, and sales of PV components.

The following table sets forth a breakdown of our revenue from continuing operation by category of activities for the periods indicated:

	For the years ended December 31,
	2018		2019		2020
	($ in thousands except percentage)
Sales of PV components	$93,547	74.5%	$80,941	82.7%	$112,442	81.1%
Sales of pre-development solar project	15,794	12.6%	(2,835)	(2.9)%	101	0.1%
Sales of PV project assets	10,809	8.6%	9,563	9.8%	19,901	14.4%
Electricity revenue with PPAs	3,043	2.4%	3,368	3.4%	4,421	3.2%
Others	2,389	1.9%	6,846	7.0%	1,763	1.2%
	$125,582	100%	$97,883	100%	$138,628	100.0%

Cost of Goods Sold

Our cost of goods sold consist primarily of raw materials and labor cost. In the years ended December 31, 2018, 2019 and 2020, we had cost of goods sold of $114.5 million, $90.7 million and $121.8 million from our continuing operation, respectively.

Operating Expenses

In the years ended December 31, 2018, 2019 and 2020, our operating expenses consisted of (1) general and administrative expenses, (2) sales, marketing and customer service expenses, (3) impairment charges and (4) provision (reverse) for doubtful accounts, notes and other receivables.

General and administrative expenses. Our general and administrative expenses consist primarily of salaries and share based compensation expense, professional service fees, rental and office supplies expenses. In the years ended December 31, 2018, 2019 and 2020, our general and administrative expenses from our continuing operations were $12.2 million, $15.2 million and $13.5 million, respectively.

Sales, marketing and customer service expenses. Our sales, marketing and customer service expenses consist primarily of advertising expense, business development expense and salaries. In the years ended December 31, 2018, 2019 and 2020, our sales, marketing and customer service expenses from continuing operation were $2.3 million, $2.4 million and $2.2 million, respectively.

Impairment charges. Our impairment charges consist of impairment charges for project assets, intangible assets, property, plant and equipment and etc. In the years ended December 31, 2018, 2019 and 2020, our impairment charges from our continuing operations were $nil, $4.7 million and $nil, respectively.

Provision (reverse) for doubtful accounts, notes and other receivables. In the year ended December 31, 2018, we reversed the provision of $0.5 million. In the year ended December 31, 2019 and 2020, our provision for doubtful accounts were of $4.1 million and $1.1 million, respectively.

Other Income (Expense)

In the years ended December 31, 2018 and 2019, our other income (expense) includes interest expense, change in fair value of derivative liability, reversal of tax penalty, gain on trouble debt restructuring, net foreign exchange gain and others. In the year ended December 31, 2020, our other income (expense) includes the gain on derecognition of long aged liabilities, interest expense, gain on forgiveness of PPP loan, change in fair value of derivative liability, net foreign exchange loss and others.

Interest expense. Our interest expense arises from borrowings. In the years ended December 31, 2018, 2019 and 2020, our interest expense from continuing operations was $6.3 million, $3.8 million and $3.8 million, respectively.

Tax penalty. On May 27, 2019 and February 20, 2020, the Internal Revenue Service (IRS) issued notices which assessed penalties for Federal income tax for the tax years ended December 31, 2017 and 2016 in the amount of $1. 2 million and $1.3 million plus an immaterial amount of interest, respectively. The state portion of tax penalty is re-estimated in the amount of $0.3 million. Thus, we reversed $6.9 million of tax penalty for the year ended December 31, 2019.

Income Tax

The following table sets forth our loss before income taxes for continuing operations attributable to the relevant geographic locations for the periods indicated:

	For the year ended December 31,
	2018	2019	2020
	($ in thousands)
United States	$(6,946)	$(4,926)	$(7,525)
Foreign	1,141	(10,130)	1,718
Total	$(5,805)	$(15,056)	$(5,807)

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

United States

On December 22, 2017, the U.S. enacted the Tax Cuts and Jobs Act (“TCJA” or the “Act”) (which is commonly referred to as “U.S. tax reform”). Among other provisions, the Act reduces the top U.S. federal corporate tax rate from 35% to 21%, requires companies to pay a one-time transition tax on earnings of certain foreign subsidiaries that were previously tax deferred, changes the rules related to uses and limitations of net operating loss carryforwards created in tax years beginning after December 31, 2017, and creates new taxes on certain foreign sourced earnings. The Company reflected the changes resulting from the Act in the financial statements for the period of enactment, the year ended December 31, 2017. The change in corporate rate resulted in a $22.8 million decrease in the Company’s gross deferred tax assets, with an offsetting decrease in valuation allowance of the same amount. The Company was not subject to a one-time repatriation tax as no aggregate foreign accumulated earnings and profits existed in the foreign subsidiaries as of December 31, 2018 and 2017. The Company will account for future tax liability arising from Global Intangible Low- Taxed Income, if any, as a period cost. The Company has accounted for additional tax liability in 2018 arising from Global Intangible Low-Taxed Income of $0.9 million which accounted for as a period cost. In accordance with Staff Accounting Bulletin No. 118, the Company determined that the measurement of deferred tax assets and liabilities, as noted above, was accurate and no other adjustments relating to the Act were necessary. The Company has recognized no income on account of GILTI as no aggregate foreign earnings existed in the foreign subsidiaries for 2019.

Hong Kong

Our subsidiaries incorporated in Hong Kong were subject to the uniform tax rate of 8.25% for the years ended December 31, 2018, 2019 and 2020, respectively. They were exempted from the Hong Kong income tax on its foreign-derived income and there were no withholding taxes in Hong Kong on the remittance of dividends. No provision for Hong Kong tax has been made in our consolidated financial statements, as our Hong Kong subsidiary had not generated any assessable income for the years ended December 31, 2018, 2019 and 2020.

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

Revenue Recognition

On January 1, 2018, we adopted Accounting Standards Codification (“ASC”) No. 606, “Revenue from Contracts with Customers” (“ASC 606” or “Topic 606”) and applied the modified retrospective method to all contracts that were not completed as of January 1, 2018. Accordingly, revenues for the years ended December 31, 2018, 2019 and 2020 were presented under ASC 606.

Our accounting practices under ASC Topic 606 are as followings:

We generate revenue from sales of PV components, electricity revenue with Power Purchase Agreements (“PPAs”), sales of PV project assets, sales of pre-development solar projects, revenue from bitcoin mining and others.

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

Revenue from bitcoin mining. We have entered into a digital asset mining pool to provide computing power to the mining pool. Providing computing power in crypto asset transaction verification services is an output of our ordinary activities. The provision of computing power is the only performance obligation in our contracts with mining pool. The transaction consideration we receive, if any, is noncash consideration, which we measure at fair value on the date received, which is not materially different than the fair value at contract inception. The consideration is all variable. Because it is not probable that a significant reversal of cumulative revenue will not occur, the consideration is constrained until we receive the consideration, at which time revenue is recognized. There is no significant financing component in these transactions.

Fair value of the digital asset award received is determined using the average U.S. dollar spot rate of the related digital currency at the time of receipt.

Other revenue. Other revenue mainly consists of revenue generated from sales and leasing of EV, bitcoin mining equipment sales and hosting service, and sale of Alfalfa hay and others. We recognize revenue on sale of EV, bitcoin mining equipment and alfalfa hays at a point in time following the transfer of control of such products to the customer, which typically occurs upon the delivery to the customer for EV sales, upon acceptance of the products made by the customer for sale of alfalfa hays, and upon delivery of the products to the hosting site or receipt place assigned by the customer, installed and set up the products for sale of bitcoin mining equipment. EV leasing revenue includes revenue recognized under lease accounting guidance for direct leasing programs. We account for these leasing transactions as operating leases under ASC 842 Leases, and revenues are recognized on a straight-line basis over the contractual term. Revenue for hosting service is recognized over time as services are performed and based on the output method related to the time incurred during the service period.

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

Inventories

Inventories are stated at the lower of cost or net realizable value (market value). The cost of raw materials is determined on the basis of weighted average cost method. The cost of finished goods is determined on the basis of weighted average and comprises direct materials, direct labor and an appropriate proportion of overhead. Net realizable value is based on estimated selling prices less selling expenses and any further costs expected to be incurred for completion. Adjustments to reduce the cost of inventory to net realizable value are made, if required, for estimated excess, obsolescence, or impaired balances.

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

Accounts Receivables and Allowance for Doubtful Accounts

We grant open credit terms to credit-worthy customers. Accounts receivable are primarily related to the our sales of pre-development solar projects, sales of PV components, electricity revenue with PPA, and sales of EVs. We maintain allowances for doubtful accounts. We regularly monitor and assess the risk of not collecting amounts owed by customers. This evaluation is based upon a variety of factors, including an analysis of amounts current and past due along with relevant history and facts particular to the customer. We do not have any off-balance-sheet credit exposure related to our customers. Contractually, we may charge interest for extended payment terms and require collateral.

Project Assets

We acquire or construct PV solar power systems, or hereinafter solar system, that are (i) held for development and sale or (ii) held for our own use to generate income or return from the use of the solar system. Solar systems are classified as either held for development and sale within “project assets” or as held for use within “property, plant and equipment” based on our intended use of solar systems. We determine the intended use of the solar systems upon acquisition or commencement of project construction.

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

We recognize in the consolidated financial statements the impact of a tax position, if that position is more likely than not of being sustained upon examination, based on the technical merits of the position. In evaluating whether a tax position has met the more-likely-than-not recognition threshold, management presumes that the position will be examined by the appropriate taxing authority that has full knowledge of all relevant information. In addition, a tax position that meets the more-likely-than-not recognition threshold is measured to determine the amount of benefit to be recognized in the financial statements. The tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon settlement. Our tax liability associated with unrecognized tax benefits is adjusted periodically due to changing circumstances, such as the progress of the tax audits, case law developments and new or emerging legislation. Such adjustments are recognized entirely in the period in which they are identified. We record interest and penalties related to an uncertain tax position, if and when required, as part of income tax expense in the consolidated statements of operations. No reserve for uncertainty tax position was recorded by us for the years ended December 31, 2020, 2019 and 2018. We do not expect that the assessment regarding unrecognized tax positions will materially change over the next 12 months. We are not currently under examination by an income tax authority, nor has been notified that an examination is contemplated.

Recent Accounting Pronouncements

Recently Adopted Accounting Standards

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820), Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement. ASU 2018-13 removes the amounts and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy and the valuation processes for Level 3 fair value measurements; modifies certain disclosure requirements in Topic 820; and require additional disclosures such as the range and weighted average of significant unobservable inputs used to develop Level 3 measurements etc. ASU No. 2018-13 is effective for us beginning in the first quarter of fiscal year 2020. We adopted this ASU as of January 1, 2020 and it did not have a material impact on our consolidated financial statements.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments - Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments, which amends the current accounting guidance and requires the measurement of all expected losses based on historical experience, current conditions and reasonable and supportable forecasts. For trade receivables, loans, and other financial instruments, the Group will be required to use a forward-looking expected loss model that reflects losses that are probable rather than the incurred loss model for recognizing credit losses. The standard became effective for interim and annual periods beginning after December 15, 2019. Application of the amendments is through a cumulative-effect adjustment to retained earnings as of the effective date. We adopted this ASU as of January 1, 2020 and it did not have a material impact on our consolidated financial statements.

Accounting Pronouncements Issued But Not Yet Adopted

In December 2019, the FASB issued ASU No. 2019-12, Income taxes (Topic 740), Simplifying the Accounting for Income Taxes. This guidance amends ASC Topic 740 and addresses several aspects including 1) evaluation of step-up tax basis of goodwill when there is not a business combination, 2) policy election to not allocate consolidated taxes on a separate entity basis to entities not subject to income tax, 3) accounting for tax law changes or rates during interim periods, 4) ownership changes from equity method investment to subsidiary or vice versa, 5) elimination of exception to intraperiod allocation when there is gain in discontinued operations and a loss from continuing operations, 6) treatment of franchise taxes that are partially based on income. The standard is effective for interim and annual periods beginning after December 15, 2020. We are evaluating the impact of this guidance on our consolidated financial statements and the impact is not expected to be material.

We do not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the consolidated financial position, statements of operations and cash flows.

Recent Financing Activities

In October 2020, the Company offered and sold 2,964,000 ordinary shares in a registered direct offering to institutional investors at a purchase price of $5.40 per share for proceeds of approximately $14.6 million, after deducting the placement agent’s fees and other expenses. In December 2020, the Company offered and sold 3,495,000 ordinary shares and warrants to purchase an aggregate of 3,495,000 ordinary shares in a registered direct offering to institutional investors at a purchase price of $10.02 per share and accompany warrant for proceeds of approximately $32.3 million, after deducting the placement agent’s fees and other expenses. The warrants are exercisable for a period of five years from December 7, 2020 at an exercise price $10.50 per share.

In November 2020, the Company sold a Convertible Promissory Note for a total consideration of approximately $2.1 million, convertible into ordinary shares of the Company at a conversion price of $26.00 per share. The Convertible Promissory Note was offered and sold solely to the Investor in a private placement in reliance on Regulation D promulgated under the U.S. Securities Act of 1933, as amended.

In February 2021, the Company sold a Convertible Promissory Note for a total consideration of approximately $4.2 million, convertible into ordinary shares of the Company at a conversion price of $20.00 per share. The Convertible Promissory Note was offered and sold solely to the Investor in a private placement in reliance on Regulation D promulgated under the U.S. Securities Act of 1933, as amended.

In February 2021, the Company offered and sold 1,365,375 ordinary shares in a registered direct offering to certain institutional investors at a purchase price of $10.79 per ordinary share for $13.6 million, net of direct offering cost of $1.1 million.

Results of Operations

The following table sets forth a summary, for the periods indicated, of our consolidated results of operations from our continuing operations and each item expressed as a percentage of our total net revenues. Our historical results presented below are not necessarily indicative of the results that may be expected for any future period.

	For the year ended December 31,
	2018		2019		2020
	($ in thousands except percentage)
Net sales	$125,582	100.0%	$97,883	100%	$138,628	100%
Cost of goods sold:
Cost of goods sold	114,525	91.2%	90,693	92.7%	121,773	87.8%
Total cost of goods sold	114,525	91.2%	90,693	92.7%	121,773	87.8%
Gross profit	11,057	8.8%	7,190	7.3%	16,855	12.2%
Operating expenses:
General and administrative	12,225	9.8%	15,158	15.5%	13,485	9.7%
Sales, marketing and customer service	2,285	1.8%	2,398	2.4%	2,185	1.6%
Provision (reverse) for doubtful accounts, notes and other receivables	(501)	(0.4)%	4,115	4.2%	1,094	0.8%
Impairment charges	–	–%	4,690	4.8%	–	–%
Total operating expenses	14,009	11.2%	26,361	26.9%	16,764	12.1%
Operating income (loss)	(2,952)	(2.4)%	(19,171)	(19.6)%	91	0.1%
Other income (expense):
Interest expense	(6,345)	(5.0)%	(3,768)	(3.8)%	(3,790)	(2.7)%
Change in fair value of derivative liability	–	–	285	0.3%	496	0.4%
Net foreign exchange gain (loss)	1,118	0.9%	1,261	1.3%	(5,411)	(3.9)%
Reversal of tax penalty	–	–%	6,890	7.0%	–	–%
Gain on troubled debt restructuring	1,887	1.5%	–	–%	–	–%
Others	487	0.4%	(553)	(0.6)%	2,807	2.0%
Total other expense, net	(2,853)	(2.2)%	4,115	4.2%	(5,898)	(4.2)%
Loss before income taxes	(5,805)	(4.6)%	(15,056)	(15.4)%	(5,807)	(4.1)%
Income taxes expense	332	0.3%	92	0.1%	458	0.3%
Net loss	$(6,137)	(4.9)%	$(15,148)	(15.5)%	$(6,265)	(4.4)%

Comparison of the year ended December 31, 2020 to the year ended December 31, 2019

Net sales — Net sales were $97.9 million and $138.6 million for the years ended December 31, 2019 and 2020, respectively, representing an increase of $40.7 million or 41.6%. The increase in net sales for the year ended December 31, 2020 over the comparative period was primarily due to revenue increase from Solar Juice of $32.9 million, the sale of PV project of Mountain Creek of $16.1 million and revenue decrease from Bitcoin mining and sales of hays of $5.1 million.

Cost of goods sold — Cost of goods sold was $90.7 million (92.7% of net sales) and $121.8 million (87.8% of net sales) for the years ended December 31, 2019 and 2020, respectively, representing an increase of $31.1 million or 34.3%. The increase in cost of goods sold was in consistent with the increase of net sales.

Gross profit — Our gross profit increased from $7.2 million in the year ended December 31, 2019 to $16.9 million in the year ended December 31, 2020. Gross margins were 7.3% and 12.2% for the years ended December 31, 2019 and 2020, respectively. The increase in gross margin was primarily due to the sale of Sukagawa project of with 100% of gross profit as the project was fully impaired in prior year.

General and administrative expenses — General and administrative expenses were $15.2 million (15.5% of net sales) and $13.5 million (9.7% of net sale) for the years ended December 31, 2019 and 2020, respectively, representing a decrease of $1.7 million, or 11.0%. The decrease in our general and administrative expenses was mainly due to the decrease of employees’ salaries, legal fees and consulting fees.

Sales, marketing and customer service expenses — Sales, marketing and customer service expenses were $2.4 million (2.4% of net sales) and $2.2 million (1.6% of net sales) for the years ended December 31, 2019 and 2020, respectively. Sales, marketing and customer service expenses kept stable during the two years.

Provision (reverse) for doubtful accounts, notes and other receivables — In 2019 and 2020, we accrued doubtful accounts provision of $4.1 million and $1.1 million, respectively.

Impairment charges —We accrued $4.7 million and $nil impairment loss for the year ended December 31, 2019 and 2020, respectively.

Interest expense (income) net — Interest expense net was $3.8 million (3.8% of net sales) and $3.8 million (2.7% of net sales) for the years ended December 31, 2019 and 2020, respectively. Interest expense net kept stable during the two years.

Other gains or expenses — We incurred other loss of $0.6 million (0.6% of net sales) and generated other gain of $2.8 million (2.0% of net sales) in the year ended December 31, 2019 and 2020.

Income tax expense — We had a provision for income taxes of $0.1 million (0.1% of net sales) and $0.5 million (0.3% of net sales) for the years ended December 31, 2019 and 2020, respectively.

Net loss — For the foregoing reasons, we incurred a net loss of $6.3 million (4.5% of net sales) for the year ended December 31, 2020, representing a decrease of loss compared to a net loss of $15.1 million (15.5% of net sales) from our continuing operations for the year ended December 31, 2019.

A comparison for operating results of the year ended December 31, 2019 to the year ended December 31, 2018 has been omitted from this annual report. For the details about the comparison, please see “Item 5. Operating and Financial Review and Prospects – A. Operating Results – Results of Operations.” Included in the Company’s annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC on June 29, 2020.

B.	Liquidity and Capital Resources

Liquidity

A summary of the sources and uses of cash and cash equivalents is as follows:

	For the year ended December 31,
	2018	2019	2020
Net cash provided by (used in) operating activities, continuing operations	$7,851	$(2,871)	$(5,650)
Net cash generated by operating activities, discontinued operations	159	–	–
Net cash generated from (used in) investing activities, continuing operations	(3,346)	(7,894)	1,385
Net cash used in investing activities, discontinued operations	(418)	–	–
Net cash generated from (used in) financing activities, continuing operations	(1,585)	9,520	40,794
Net cash used in financing activities, discontinued operations	(2,145)	–	–
Effect of exchange rate changes on cash	453	(351)	250
Net increase (decrease) in cash and cash equivalents	$969	$(1,596)	$36,779

As of December 31, 2018, 2019 and 2020, we had $4.6 million, $3.0 million and $39.8 million, respectively, in cash and cash equivalents, and restricted cash.

Operating Activities

Net cash used in operating activities from continuing operations was $5.7 million for the year ended December 31, 2020, the decrease of cash was primarily as a result of (i) net loss of $6.3 million, (ii) change in accounts payable of $7.0 million, and (iii) change in advances from customers of $17.6 million, (iv) reversal of warranty reserve of $1.5 million, (v) gain on de-recognition of long-aged liabilities of $2.3 million; the decrease was partially offset by (i) provision for prepaid and other current assets of $1.1 million, (ii) change in project assets of $14.7 million, and (iii) change in accrued liabilities and other liabilities of $9.7 million.

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

Investing Activities

Net cash generated from investing activities from continuing operations was $1.4 million for the year ended December 31, 2020, primarily as a result of disposal of a subsidiary.

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

Financing Activities

Net cash generated from financing activities from continuing operations was $40.8 million for the year ended December 31, 2020, the increase in cash primarily consisted of (i) proceeds from issuance of ordinary shares of $46.8 million, (ii) proceeds from issuance of convertible note of $2.0 million, (iii) repayment of convertible notes of $7.6 million.

Net cash generated from financing activities from continuing operations was $9.5 million for the year ended December 31, 2019, the increase in cash was primarily the result of proceeds from issuance of common stocks of $7.7 million and proceeds from issuance of convertible bond of $1.3 million.

Capital Resources and Material Known Facts on Liquidity

The Group has recurring losses from operations. The Group has incurred a net loss of $6.3 million during the year ended December 31, 2020. As of December 31, 2020, the Group had a working capital deficit of $72.2 million and the cash flow used in the operation activities for the year ended December 31, 2020 was $5.7 million. The Group’s operating results for future periods are subject to numerous uncertainties and it is uncertain if the Group will be able to reduce or eliminate its net losses for the foreseeable future. If management is not able to increase revenue and/or manage operating expenses in line with revenue forecasts, the Group may not be able to achieve profitability.

For the next 12 months from the issuance date of this report, the Group plans to continue implementing various measures to boost revenue and control the cost and expenses within an acceptable level. Such measures include: 1) negotiate with potential buyers on PV solar systems; 2) negotiate for postponing of convertible bond payments; 3) closely monitor the Group’s capital spending level; 4) strictly control and reduce business, marketing and advertising expenses in United States and Australia; 5) lower the remuneration of the Group’s management team; and 6) seek for certain credit facilities. Given the significant increase in net sales and the considerable amount of cash raised from convertible bond and direct offering in 2021, the Group assesses current working capital is sufficient to meet its obligations for the next 12 months from the issuance date of this report.

Capital Expenditures

We incurred capital expenditures of $0.1 million, $4.8 million and $0.2 million in 2018, 2019 and 2020, respectively. Capital commitments amounted to approximately $1.1 million as of December 31, 2020. These capital commitments will be used primarily for the construction of our solar projects. We expect to finance construction of these projects using cash from our operations and private placements, registered offerings, bank borrowings as well as other third-party financing options.

Trend information

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

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for 2020 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause reported consolidated financial information not necessarily to be indicative of future operating results or financial conditions.

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

Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2020:

	Payment due by period
Contractual Obligations	Total	less than 1 year	1-3 years	3-5 years	more than 5 years
	($ in thousands)
Convertible bonds	$50,373	$50,373	$–	$–	$–
Short-term borrowings	3,266	3,266	–	–	–
Long-term debt obligations	6,355	–	816	799	4,740
Operating lease obligations	12,933	1,028	1,166	881	9,858
Capital commitment	1,063	1,063	–	–	–
Due to an affiliate	1,025	193	318	159	355
Total	$75,015	$55,923	$2,300	$1,839	$14,953

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

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

Name	Age	Position
Xiaofeng Peng	46	Director, Executive Chairman of the Board of Directors and Chief Executive Officer
Maurice Ngai	59	Director
HoongKhoeng Cheong	56	Director and Chief Operating Officer
Lu Qing	50	Director
Jing Zhang	66	Director

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

Mr. Jing Zhang has served as our director since March 30, 2020. Mr. Zhang has served as a director of Hong Kong Dongying Financial Group since 2012, where he manages the group’s private equity operations. He has also been an independent director of New City Construction Development Group Co., Ltd. and China International Capital Corporation since 2012. He served as a deputy general manager of China Yituo Group Co., Ltd. and a director and chief financial officer of First Tractor Co., Ltd. from 1997 to 2007. Mr. Zhang Jing received his Master degree in Management Engineering from Jiangsu University.

B.	Compensation of Directors and Executive Officers

For the year ended December 31, 2020, the aggregate cash compensation and benefits that we paid to our directors and executive officers was approximately $765,126. No pension, retirement or similar benefits have been set aside or have accrued by us for our executive officers of directors.

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

Equity Incentive Plan for Phoenix Motorcars Employees

In connection with the acquisition of Phoenix, the Company adopted a SPI Energy Co., Ltd. Equity Incentive Plan for Phoenix Motorcars Employees (the “Phoenix Plan”) in November 2020, the purpose of which is to provide material inducement to the employees of the Phoenix Cars LLC and Phoenix Motorcars Leasing LLC to remain in the employment of the Phoenix Motorcars Leasing LLC’s respectively employing them on and after the closing of the acquisition, by offering these employees the opportunity to participate in the Company’s future performance. Under the Phoenix Plan, management team of Phoenix may earn up to $10.5 million earn-out payment, subject to the achievement of certain operational and financial targets for calendar years 2021 and 2022.

Option Awards

The following table summarizes the outstanding options that we granted to our directors and executive officers and to other individuals as a group under our 2006 Equity Incentive Plan, our 2015 Equity Incentive Plan and Phoenix Plan as of the date of this annual report. We have not granted any outstanding options other than to the individuals named below.

Name	Number of Shares	Exercise Price ($)	Grant Date	Expiration Date
Xiaofeng Peng	25,000	$3.63	September 2017	May 2025
	240,000	$6.81	March 2021	May 2025
Maurice Ngai	3,600*	$62	May 2016	May 2025
	5,000	$62	May 2016	May 2025
	5,000	$3.63	September 2017	May 2025
	25,000	$6.81	March 2021	May 2025
HoongKhoeng Cheong	11,500*	$3.63	September 2017	May 2025
	120,000	$6.81	March 2021	May 2025
Qing Lu	800*	$3.63	September 2017	May 2025
	25,000	$6.81	March 2021	May 2025
Jing Zhang	20,000*	$0.66	March 2020	May 2025
	25,000	$6.81	March 2021	May 2025
Directors and executive officers as a group	505,900*	From $0.66 to $62	From August 2013 to March 2020	From August 2023 to May 2025
Other individuals as a group	650,000**

__________________

*	Upon exercise of all share options, would beneficially own less than 5.0% of our then outstanding share capital.
**	Upon exercise of all share options, each such individual would beneficially own less than 1.0% of our then outstanding share capital.

C.	Board Practices

Board of Directors

Our board of directors currently consists of five directors, three of whom satisfy the “independence” requirements of Rule 10A-3 under the Exchange Act and Rule 5605 of the NASDAQ Rules. The law of our home country, which is the Cayman Islands, does not require a majority of the board of directors of our Company to be composed of independent directors, nor does the Cayman Islands law require that of a compensation committee or a nominating committee. We intend to follow our home country practice with regard to composition of the board of directors. A director is not required to hold any shares in the Company by way of qualification. A director who is in any way, whether directly or indirectly, interested in a contract or transaction or proposed contract or transaction with our company must declare the nature of his interest at a meeting of the directors. Subject to the NASDAQ Rules, a director may vote in respect of any contract or transaction or proposed contract or transaction notwithstanding that he or she may be interested therein and if he or she does so his or her vote shall be counted and he or she may be counted in the quorum at the relevant board meeting at which such contract or transaction or proposed contract or transaction is considered. Our board of directors may exercise all of the powers of our Company to borrow money, to mortgage or charge our undertakings, property and uncalled capital, and to issue debentures or other securities whenever money is borrowed or pledged as security for any debt, liability or obligation of our Company or of any third party.

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

Employment Agreements

We have entered into employment agreements with each of our executive officers. These employment agreements became effective on the signing date and will remain effective through 2021. We may terminate an executive officer’s employment for cause for certain acts of the officer, including, but not limited to, conviction of a felony, any act involving moral turpitude, or a misdemeanor where imprisonment is imposed; commission of any act of theft, fraud, dishonesty, or falsification of any employment or the Company’s records; improper disclosure of the Company’s confidential or proprietary information; any action that has a detrimental effect on the Company’s reputation or business; or failure to perform agreed duties. We may also terminate an executive officer’s employment without cause. Each of us or the relevant executive officer may terminate the employment by giving advance written notice. We may renew the employment agreements with our executive officers.

D.	Employees

As of December 31, 2018, 2019 and 2020, we had 49, 57 and 78 employees, respectively. The employees are based in the U.S., the U.K., Italy, Greece, Hong Kong, Australia, and Japan. The following table sets forth the number of our employees for each of our major functions as of December 31, 2020:

Major functions	As of December 31, 2020
Managerial functions	39
Operating functions	35
Others	4
Total	78

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

E.	Share Ownership

The following tables set forth information with respect to the beneficial ownership of our shares as of the date of the report.

•	each of our directors and executive officers; and

•	each person known to us to own beneficially in excess of 5% of our ordinary shares.

Directors and Executive Officers	Shares Beneficially Owned	Percentage Beneficially Owned
Xiaofeng Peng, Chairman of the Board(1)	5,482,003	22.97%
Maurice Wai-fung Ngai, Director	*	*
Qing Lu, Director	*	*
Jing Zhang, Director	*	*
HoongKhoeng Cheong, Director and Chief Operating Officer	*	*
All Directors and Executive Officers as a Group(2)	6,243,953	26.17%

_____________________

(1)	Consists of 2,000 ordinary shares, Mr. Xiaofeng Peng, as the spouse of Ms. Shan Zhou, may be deemed to beneficially own the 1,094,663 ordinary shares of the Company held by Ms. Shan Zhou. Furthermore, LDK New Energy Holding Limited, or LDK Energy, directly owns 3,542,340 ordinary shares. As the spouse of Ms. Shan Zhou, who is the sole shareholder and a director of LDK Energy, Mr. Peng may be deemed to beneficially own such 3,542,340 ordinary shares beneficially owned by LDK Energy. Lighting Charm Limited holds an option to purchase 843,000 ordinary shares. As the spouse of Ms. Shan Zhou, who is the sole shareholder and a director of Lighting Charm Limited, Mr. Peng may be deemed to beneficially own such 843,000 ordinary shares beneficially owned by Lighting Charm Limited.

(2)	Consists of an aggregate of 5,383,003 ordinary shares and options to purchase an aggregate of 860,950 ordinary shares.

*	Less than 5.0%.

Principal Shareholders	Ordinary Shares Beneficially Owned	Percentage Beneficially Owned
LDK Solar USA, Inc. (1)	1,317,463	5.52%
LDK Solar Europe Holding SA (2)	97,712	0.41%
Shan Zhou(3)	5,482,003	22.97%
UPC CO., LTD. (4)	1,350,000	5.66%
Empery Asset Management, LP (5)	1,165,000	4.88%
Sabby Management, LLC (6)	1,109,336	4.65%

_____________________

(1)	LDK Solar USA, Inc. LDK Solar USA, Inc. is wholly owned by LDK Solar CO., Ltd. The address of LDK Solar USA, Inc. LDK Solar USA, Inc. is One Front Street, Suite 1600, San Francisco, CA 94111, USA.

(2)	LDK Solar Europe Holding S.A. is wholly owned by LDK Solar International Co., Ltd., which is in turn wholly owned by LDK Solar CO., Ltd. The address of LDK Solar Europe Holding S.A. is 898, rue Pafebruch, L-8308, Capellen RCS, Luxembourg.

(3)	Consists of 1,094,663 ordinary shares held by Ms. Shan Zhou and 3,542,340 ordinary shares beneficially owned by LDK Energy. As the spouse of Mr. Peng, Ms. Shan Zhou may also be deemed to beneficially own 2,000 ordinary shares. Lighting Charm Limited holds an option to purchase 843,000 ordinary shares. As the sole shareholder and a director of Lighting Charm Limited, Ms. Shan Zhou may be deemed to beneficially own such 843,000 ordinary shares beneficially owned by Lighting Charm Limited.

(4)	Mrs. Qiuyue Liu is the natural person who has sole voting and investment power over 1,350,000 ordinary shares of the company shares held through UPC CO., LTD. The address of UPC CO., LTD. is at Floor 4, Willow house, cricket square, PO Box 2804, Grand Cayman, KY1-1112, Cayman Islands.

(5)	Ownership consists of warrants exercisable for Ordinary Shares. Mr. Ryan M. Lane and Mr. Martin D. Hoe have voting and disposition power regarding the underlying shares. The warrants may not be exercised insofar as beneficial ownership of a holder and its “Attribution Parties,” as defined in the warrants, would exceed 4.99% of the outstanding Ordinary Shares. Information is taken from Schedule 13G, Amendment No.1, dated January 28, 2021, of the beneficial owners, who reported beneficial ownership of 5.55% of the Ordinary Shares on Schedule 13G, dated October 5, 2020. The beneficial owners purchased 455,125 Ordinary Shares from the Company on February 8, 2021.

(6)	Mr. Hal Mintz shares voting and disposition power with respect to the shares. Information is taken from Schedule 13G, Amendment No.1, dated January 7, 2021, of the beneficial owners, who reported beneficial ownership of 5.55% of the Ordinary Shares on Schedule 13G, dated October 7, 2020. The beneficial owners purchased 455,125 Ordinary Shares from the Company on February 8, 2021

As of the date of this annual report, 23,863,064 ordinary shares are issued and outstanding. We cannot ascertain the exact number of beneficial shareholders with addresses in the United States.

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

Transactions with Our Directors, Executive Officers and Shareholders

The amount due from related parties of $0.2 million and $0.2 million as of December 31, 2020 and 2019, respectively, represented the advance payment to management for business operation.

In 2018, the Group disposed SPI China to Lighting Charm, an affiliate of Ms. Shan Zhou, the spouse of Xiaofeng Peng, the Group’s Chairman of the Board of Directors and Chief Executive Officer. As of the December 10, 2018, the disposition was closed (see Note 4(1)).

During year ended December 31, 2020 and 2019, SPI China paid operation expenses of $0.4 million and $0.7 million, respectively, on behalf of the Group, and the payable to SPI China was waived by SPI China.

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

Legal and Administrative Proceedings

Some of our previous employees filed lawsuits in late 2015 and early 2016 against us for breach of their prior employment contracts with us. We reached settlement in the last outstanding dispute, with Kevin Adler, in February 2020 and paid the settlement amount in full.

There is currently an ongoing dispute in Greece between the Company and SPI China (HK) Limited on one hand (hereinafter collectively, “SPI”) and SINSIN Europe Solar Asset Limited Partnership and SINSIN Solar Capital Limited Partnership on the other hand (hereinafter collectively, “SINSIN”) with respect to a share sale and purchase agreement dated September 9, 2014 (“SPA”) entered into by and between SINSIN, as vendors, and SPI, as purchasers, in relation to all of the shares in Sinsin Renewable Investment Limited, a company registered in Malta (for purpose of this section, “SRIL”). The SPA is governed by Maltese law and any disputes thereunder shall be referred to arbitration in Malta. SRIL is the direct and/or indirect owner of four (4) Greek companies under the names “JASPER PV MACEDONIA ENERGIAKI SOCIETE ANONYME”, “ORION ENERGIAKI SOCIETE ANONYME PHOTOVOLTAICON ERGON”, “ASTRAIOS ENERGIAKI SOCIETE ANONYME PHOTOVOLTAICON ERGON”, “PHOTOVOLTAICA PARKA VEROIA I SOCIETE ANONYME” (hereinafter collectively, “4 SPVs”). The 4 SPVs collectively own a number of photovoltaic parks in Greece having a total power output of 26.57 MW.

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

(B)       It appoints an interim management of the 4 SPVs, consisting of two members elected by SINSIN (Dejun Ye and Fan Yang) and one member elected by the 4 SPVs (Hoong Khoeng Cheong), with the following, exclusively defined, competences: (a) to represent judicially and extra-judicially the 4 SPVs before any public authority and court, (b) to manage the bank accounts of the 4 SPVs, in order to, exclusively and solely, proceed with the payment of existing and current obligations of the 4 SPVs towards third parties, arising from their regular management (liabilities towards the State, employees, social security institutions, private creditors, banks), excluding the payment of any price of the shares that were transferred from SINSIN to SPI pursuant to the above-mentioned share sale and purchase agreement dated September 6, 2014, (c) to collect the proceeds of the 4 SPVs, especially from selling electric energy from the photovoltaic parks of the 4 SPVs to the Operator of Electricity Market (“LAGIE”), which (proceeds) should be subsequently deposited to the bank accounts of the 4 SPVs, with the exclusive purpose being the payment of the above under element b΄ obligations of the 4 SPVs (i.e., not for the payment of the purchase price of the shares transferred by SINSIN to SPI pursuant to the above-mentioned share sale and purchase agreement dated September 6, 2014.)

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

The respondents have filed separate arbitration proceedings in Malta against the Company, requesting payment of the balance of the purchase price due in terms of the share purchase agreement mentioned above (stated to be EUR38,054,000) together with interest. The Company contested these claims. Meanwhile, SINSIN obtained the status of a precautionary garnishee order against the Company as security for its claims and had the same order served on SRIL with a view to freezing any payments that may be due by the target company to its shareholders, the Company.

The production of evidence in both arbitration cases was completed and the parties also produced written final submissions in relation to the cases. They have also filed their respective rebuttals to the submissions.

On October 29, 2020, awards were issued in both cases, pursuant to which the tribunal dismissed all of SPI’s claims and admitted SINSIN’s counterclaim for payment of the balance of the price of €38,054,000, with interest at 6% accruing from November 30, 2015, on half of this amount, and from June 20, 2016, on the other half. SINSIN’s claims for additional damages were rejected. All costs of case 5320/18 are to be borne by SPI, while the costs for case 5532/18 are to be borne 80% by SPI. On November 13, 2020, SPI filed Appeal Applications to appeal the awards with the Court of Appeal (Inferior Jurisdiction).

SPI and SINSIN have begun negotiations to settle the dispute, in full. As set forth in a non-binding term sheet, it is contemplated that SPI will make a single payment to SINSIN of EUR 45,500,000 if bank financing can be arranged within six months from signing of the definitive settlement agreement. Otherwise, SPI will make an initial payment of EUR 24,500,000, which may be funded with cash from the Greek companies. Thereafter, SPI will pay an additional EUR 24,500,000, in total, over five years, in semiannual installments, from the Greek companies’ net cash flow. There can be no assurance that the parties will enter into a definitive settlement agreement on these or other terms.

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

In May 2020, Solar Juice Co. Ltd (“Solar Juice Co”),a wholly owned subsidiary of the Company, in its capacity as shareholder of Solar Juice Australia (an Australian company) together with Mr. Kun Fong Lee and Mr. Jinhan Zhou (who hold shares in Solar Juice Australia as trustee for Solar Juice Co) (“SPI Shareholders”) commenced proceedings in the Federal Court of Australia as plaintiffs against its other shareholders and some of its other directors and purported directors and against Solar Juice Australia (“Defendants”) in relation to a purported new rights issue undertaken by Solar Juice Australia, the purported removal by those other shareholders of Mr. Kun Fong Lee and Mr. Jinhan Zhou as directors of Solar Juice Australia and the purported appointment of an additional director. The SPI Shareholders alleged that the purported new rights issue and the subsequent purported removal and appointment of directors are invalid and ineffective and therefore should be set aside. In October, 2020, SPI entered into a settlement deed with the minority stockholders of Solar Juice Australia. As a result of this settlement, the Australia Proceeding has been dismissed.

The Company and its various subsidiaries are listed as defendants on a claim for Fraudulent transfer pending before superior court of the state of Arizona. This dispute involves the transfer of 15% of ownership of Arizona Hay Press, LLC. (“AHP”) claimed to be originally owned by Plaintiff, Presently, AHP primary asset is a 120 acre parcel of land. In May 2019, The Company and its various subsidiaries entered into various agreements pursuant to which the Company acquired all shares of AHP. The legal process is ongoing with resolution expected during the calendar year 2021.

The Company is respondent on a claim for declaratory relief pending in arbitration before the American Arbitration Association. The action was instituted on November 30, 2020. The dispute relates to the purchase of a solar photovoltaic energy generation facility located in Kahuku, Oahu, Hawaii and certain amounts owed to the Company under the Membership Interest Purchase Agreement entered into with Valta Solar, LLC relating to that purchase. There is no claim for damages against the Company, only a request for prevailing party attorneys’ fees and costs. In addition, the Company has asserted a Counterclaim for the purchase price under the Membership Interest Purchase Agreement.

The Company and its various subsidiaries are listed as defendants on a claim for false promise, fraudulent inducement,and breach of contract pending before superior court of the state of California.The action was instituted on April 15, 2021. The dispute relates to the purchase of a solar photovoltaic energy generation facility located in Ocean View, Hawaii and Captain Cook, Hawaii. Valta Solar, LLC and the Company entered into a letter of Intent, giving Valta a six-month exlusive right to negotiate with the Company for the purchase of the Kona/Ocean View projects. The transaction was never consummated. The Company has instructed to vigorously pursue all legal remedies available to the Company.

The Company is respondent on a claim pending in arbitration before ADR Services, Inc. SPI Solar, Inc., agreed to purchase from Sulus LLC certain solar photovoltaic Projects under a Membership Interest Purchase Agreement (“MIPA”) dated July 15, 2019. The MIPA contained a project-by-project purchase price escalation clause conditioned upon each Project meeting certain requirements and being awarded into Oregon’s Community Solar Program. Sulus LLC alleges that four Projects, Belvedere Solar LLC, Manchester Solar LLC, Dover Solar LLC and Clayfield Solar LLC, have met the MIPA conditions for the price escalation, and that two Projects, Cork Solar LC and Waterford Solar LLC, still may meet the price escalation conditions. For the four Projects alleged to meet the conditions, Sulus LLC alleges additional compensation is due, and for the two Projects that Sulus LLC alleges may meet the conditions, Sulus LLC estimates additional compensation is due as well. SPI Solar, Inc., denies the allegations, that the MIPA conditions have not been met, and specifically that any of the Projects have yet been awarded into Oregon’s Community Solar Program. It is also SPI Solar, Inc.’s position that the time for the Projects to meet the conditions for the price escalation in the MIPA has passed. SPI Solar, Inc., is strenuously defending against Sulus’s claim in the arbitration. There is no known insurance coverage for this alleged claim. The arbitration process is ongoing with resolution expected during the calendar year 2021.

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

The registered office of our Company is at the offices of Harneys Fiduciary (Cayman) Limited, PO Box 10240, 103 South Church Street, 4th floor, Harbour Place, George Town, Grand Cayman, KY 1-1002, Cayman Islands. The objects for which the Company is established are unrestricted, and the Company has full power and authority to carry out any object not prohibited by the laws of the Cayman Islands.

The following summarizes material provisions of our currently effective amended and restated memorandum and articles of association, as well as the Companies Act (2021 Revision) of the Cayman Islands, which is referred to as the Companies Act below, insofar as they relate to the material terms of our ordinary shares.

General

All of our issued and outstanding ordinary shares are fully paid and non-assessable. Our ordinary shares are issued in registered form, and are issued when registered in our register of members. Our shareholders who are non-residents of the Cayman Islands may freely hold and transfer their ordinary shares.

Dividends

The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors, subject to the Companies Act and the memorandum and articles of association of our Company, as amended and restated from time to time. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, dividends may be declared and paid only out of funds legally available therefor, namely out of either profit or share premium account, and provided further that a dividend may not be paid if this would result in us being unable to pay our debts as they fall due in the ordinary course of business.

Register of Members

Under Cayman Islands law, we must keep a register of members and there shall be entered therein information including:

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

Voting Rights

Each holder of ordinary shares is entitled to one vote on all matters upon which the ordinary shares are entitled to vote on a show of hands or, on a poll, each holder is entitled to have one vote for each share registered in his name on the register of members. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of the meeting or by any one or more shareholders holding at least one-tenth of the paid-up shares given a right to vote at the meeting or one- tenth of the votes attaching to the issued and outstanding ordinary shares in us entitled to vote at general meetings, present in person or by proxy.

A quorum required for a general meeting of shareholders consists of one or more shareholders who hold in aggregate at least one-third of the votes attaching to the issued and outstanding ordinary shares in us entitled to vote at general meetings, present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative. Although not required by the Companies Act or our amended and restated memorandum and articles of association, we expect to hold shareholders’ meetings annually and such meetings may be convened by our board of directors on its own initiative or upon a request to the directors by shareholders holding in aggregate at least one-third of the votes attaching to the issued and outstanding shares that carry the right to vote at general meetings. Advance notice of at least 14 days is required for the convening of our annual general meeting and other shareholders meetings.

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

Redemption, Repurchase and Surrender of Ordinary Shares

We may issue shares on terms that are subject to redemption, at our option or at the option of the holders, on such terms and in such manner as may be determined before the issue of such shares, by our board of directors or by a special resolution of our shareholders. We may also repurchase any of our shares provided that the manner and terms of such purchase have been approved by our board of directors or by ordinary resolution of our shareholders, or are otherwise authorized by our memorandum and articles of association. Under the Companies Act, the redemption or repurchase of any share may be paid out of our profits or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if we can, immediately following such payment, pay our debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding, or (c) if the company has commenced liquidation. In addition, we may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares

All or any of the special rights attached to any class of shares may, subject to the provisions of the Companies Act, only be materially adversely varied either with the written consent of the holders of a majority of the issued shares of that class or with the sanction of an ordinary resolution passed at a general meeting of the holders of the shares of that class.

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

Subject to Companies Act and confirmation by the Grand Court of the Cayman Islands on an application by us for an order confirming such reduction, we may by special resolution reduce our share capital and any capital redemption reserve in any manner authorized by law.

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

See “Item 3. Key Information—D. Risk Factors—Risks Related to Our International Operations— We are subject to risks associated with foreign currency exchange rates, fluctuations of which may negatively affect our revenue, cost of goods sold and gross margins and could result in exchange losses,” “Item 4. Information on the Company—B. Business Overview—Regulations—Foreign Currency Exchange” and “Item 4. Information on the Company—B. Business Overview—Regulations—Dividend Distribution.”

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

Economic Substance Law

Since 1 January, 2019,the Cayman Islands adopted certain laws and regulations in response to the Organisation for Economic Co-operation and Development (OECD)Forum on Harmful Tax Practices, which sets the global standard that requires companies to have substantial activities in a jurisdiction (also known as “economic substance”).To date, the Cayman Islands have passed or adopted the International Tax Co-Operation (Economic Substance) Act, (as varied by the Regulations which are defined below and includes any revision thereof or amendment thereto from time to time, the “ES Law”), the International Tax Co-Operation (Economic Substance) (Prescribed Dates) Regulations, 2018, the International Tax Co-Operation (Economic Substance) (Amendment of Schedule) Regulations, 2019 and the International Co-Operation (Economic Substance) (Amendment of Schedule) (No. 2) Regulations. 2019 (collectively referred to as, the “Regulations”), and the updated related guidance was published on 13 July 2020.

A relevant entity conducting any relevant activity must satisfy the economic substance test (the “ES Test”) as set out in the ES Law. Failure to comply with requirements of the ES Law may result in substantial fines and/or imprisonment.

Considering SPI Energy is a tax resident of the in US, the Company has determined that it is not a Relevant Entity for the purposes of the ES Law.

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

Depending on movements in foreign exchange rates, the foreign currency translation may have an adverse impact on our consolidated financial statements. In 2018, 2019 and 2020, we recorded foreign exchange gain of $1.1 million, gain of $1.3 million and loss of $ 5.4 million in our consolidated statements of operations, respectively.

Interest Rate Risk

Our exposure to interest rate risk primarily relates to interest expenses incurred on our short-term and long-term borrowings, as well as interest income generated from excess cash invested in demand deposits. Such interest-earning instruments carry a degree of interest rate risk. We have not used any derivative financial instruments to manage our interest rate risk exposure. We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in interest rates. However, our future interest expense may increase due to changes in market interest rates. If market interest rates for short-term demand deposits increase in the near future, such increase may cause the amount of our interest income to rise. A hypothetical 10% increase in the average interest rate for our bank borrowings would result in an increase of approximately $0.4 million in interest expense for the years ended December 31, 2019 and 2020. We may use derivative financial instruments, such as interest rate swaps, to mitigate potential risks of interest expense increases due to changes in market interest rates.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

We have outstanding convertible bonds of $50.4 million under a convertible bond agreement (“Convertible Bond Agreement”) with certain bond holders, out of which $35.0 million were defaulted in June 2016 and not repaid through December 31, 2017. On February 12, 2017, we entered into an Amendment Agreement (“Agreement”) with Union Sky Group Limited, one of the holders of our convertible bonds, to extend the maturity date of the bonds, pursuant to which the repayment of US$6.6 million, US$6.7 million and US$6.7 million of the principal amount of the convertible bond will be due by April 30, 2017, January 30, 2018 and January 30, 2019, respectively. Union Sky Group Limited has the option to convert the outstanding amounts under the convertible bond into equity interest in our company at a certain conversion price. We were not able to make the first repayments of April 29, 2017. We have been in communications with the holders of our convertible bonds, including Union Sky Group Limited, to further extend the maturity date of the bonds, and On June 29, 2018, the Company entered into the 2nd Amendment with the Union Sky Group Limited and Magical Glaze Limited (the “MGL”), a company incorporated under the laws of British Virgin Islands, pursuant to which agreement the Union Sky Group Limited has transferred all the rights and obligations under the Convertible Bond Agreement and 1st Amendment to MGL, and the maturity date of the note was extended. According to the 2nd Amendment, the repayment of US$6.6 million, US$6.7 million and US$6.7 million of the principal amount of the note and interest thereon was due by December 2019, June 2020 and December 2020, respectively. On October 7, 2020, the Company entered into the Supplement Agreement (the “3rd Amendment”) with MGL, pursuant to which the Company agreed to make the repayment of $6.6 million no later than October 31, 2020, and the repayment of $13.4 million no later than March 31, 2021. As of the date of this annual report, we have made the full repayment of $20 million to MGL. As a result, the Convertible Bond Agreement with Union Sky is now terminated and the Company has no further obligations thereunder. However, $35 million principal amount of the bonds remains outstanding. We continue to negotiate settlement arrangements with the bondholders.

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

Disclosure Controls and Procedures

Our executive management is responsible for establishing and maintaining a system of disclosure controls and procedures (as defined in Rule 13a-15 and 15d-15 under the Exchange Act) designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer’s management, including its principal executive officer and principal financial officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Our executive management concluded that, because of the material weaknesses in our internal control over financial reporting discussed below, our disclosure controls and procedures were not effective as of December 31, 2020. Notwithstanding the material weaknesses discussed below, our executive management has concluded that the consolidated financial statements included in this Form 20-F present fairly, in all material respects, our financial position, results of operations and cash flows for the periods presented in conformity with accounting principles generally accepted in the U.S.

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

Management, including our chief executive officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2020. In making this assessment, management used the criteria for effective internal control over financial reporting described in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our consolidated financial statements will not be prevented or detected on a timely basis. Based on management’s assessment of the effectiveness of our internal control over financial reporting, management has identified the following material weaknesses in our internal control over financial reporting as of December 31, 2020:

•	Lack of an internal audit department since April 2017, and internal audit evaluation work was not performed during the year ended December 31, 2020.

•	We did not have adequate communications between the headquarter and subsidiaries, and lack of sufficient supervision over the local management team, related to the daily operation of the subsidiaries.

•	We had insufficient resources for financial information processing and reporting and lack of appropriate GAAP knowledge. As a result, there was material adjustments to the consolidated financial statements for the year ended December 31, 2020.

The material weaknesses described above may result in misstatement of our consolidated financial statements that would not be prevented or detected. As a result of these material weaknesses, management has concluded that our internal control over financial reporting was not effective as of December 31, 2020.

Remediation Activities

Our management has been engaged in, and continues to be engaged in, making necessary changes and improvements to the overall design of controls and procedures to address the material weaknesses in our internal control over financial reporting and the ineffectiveness of our disclosure controls and procedures described above. To remediate the material weaknesses, we will adopt the following changes:

(i)	With respect to the insufficiency of knowledge and experience in U.S. GAAP and the lack of expertise in handling complex accounting and reporting matters, we plan to continue to: (1) provide more comprehensive training on U.S. GAAP to our accounting team and other relevant personnel, and (2) enhance our accounting manual to provide our accounting team with more comprehensive guidelines on the policies and controls over financial reporting under U.S. GAAP and SEC rules and requirements.

(ii)	With respect to our management review controls over significant judgment and financial statement assertions, we plan to continue to: (1) provide appropriate training on management review standards and requirements to the related business department, and (2) enhance management monitoring and review of key processes with more comprehensive guidelines on the policies and controls over financial reporting.

Attestation Report of the Independent Registered Public Accounting Firm

Because we are not an accelerated filer, we are not required to obtain an attestation report of our independent registered public accounting firm.

Changes in Internal Control over Financial Reporting

Other than the changes resulting from the material weakness described above, there have been no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) and 15d-15(f) of the Exchange Act) during the fiscal year ended December 31, 2020 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.	RESERVE

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Maurice Ngai, an independent director, is our audit committee financial expert. Maurice Ngai satisfies the independent requirements of Rule 10A-3 under the Exchange Act and Rule 5605 of the NASDAQ Rules.

ITEM 16B.	CODE OF ETHICS

Our board of directors believes in strict adherence to the highest standards of business ethics and responsibility. We have thus adopted a code of business conduct and ethics that applies to us and our directors, officers, employees and advisors. Certain provisions of the code apply specifically to our chief executive officer, chief financial officer, senior operating officer and any other persons who perform similar functions for us. We have filed this code of business conduct and ethics as an exhibit to this annual report on Form 20-F. The code of business conduct and ethics is also available at our website at w ww.spigroups.com.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Marcum Bernstein & Pinchuk LLP, our current principal external auditors for the periods indicated.

	2019	2020
Audit fees(1)	$440,000	$500,000
Audit-related fees(2)	–	54,854
Tax fees	–	–
All other fees	–	–
Total	$440,000	$554,854

_____________________

(1)	Audit fees consist of fees billed for professional services rendered for the audit of our financial statements and services that are normally provided by the above auditors in connection with statutory and regulatory fillings or engagements.

(2)	Audit related fees consist of assurance and related services that are reasonably related to the performance of audit or review of our financial statements related to our SEC filings.

Consistent with the rules of the SEC regarding auditor independence, our Board of Directors is responsible for the appointment, compensation and oversight of the work of our independent registered public accounting firm. Our Board asks our independent registered public accounting firm to provide a detailed description of its services each year as a basis for its decision- making. The Board evaluates the proposals based on four categories: audit services, audit-related services, tax services, and other services; and determines the proper arrangement for each service according to its judgment as to our needs over the coming year. Our Board pre-approves all audit and non-audit services to be performed by our independent registered public accounting firm. The Board pre-approved 100% of the audit and audit-related services performed by the independent registered public accounting firms described above in fiscal years 2019 and 2020.

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

As a foreign private issuer whose securities are listed on the NASDAQ Global Select Market, we are permitted to follow certain home country corporate governance practices in lieu of the requirements of the NASDAQ Stock Market Marketplace Rules (the “NASDAQ Rules”) pursuant to NASDAQ Rule 5615(a)(3), which provides for such exemption to compliance with the NASDAQ Rule 5600 Series, Rule 5250(b)(3) and Rule 5250(d). We are relying on the exemptions available to foreign private issuers under the NASDAQ Rules and are not obligated to comply with certain exchange corporate governance standards, including the NASDAQ corporate governance standards requiring that:

•	the majority of the board of directors be comprised of independent directors;

•	executive compensation be determined by independent directors or a committee of independent directors;

•	director nominees be selected, or recommended for selection by the board of directors, by independent directors or a committee of independent directors;

•	we hold an annual meeting of shareholders no later than one year after the end of our fiscal year-end;

•	we make all required disclosures relating to third party director and nominee compensation; and

•	we make available and distribute our annual and interim reports to all shareholders.

Our Cayman Islands counsel, has advised us that there are no comparable Cayman Islands laws related to the above corporate governance standards.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements of SPI Energy Co., Ltd. are included at the end of this annual report beginning on page F-1.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document
1.1	Amended and Restated Memorandum and Articles of Association, as currently in effect (incorporated by reference to Exhibit 3.2 of our registration statement on Form F-4 (File No. 333-204069) filed with the Securities and Exchange Commission on May 11, 2015)
2.1	Registrant’s Specimen Certificate for Shares (incorporated by reference to Exhibit 4.1 of Amendment No. 1 to our registration statement on Form F-4 (file No. 333-204069) filed with the Securities and Exchange Commission on June 24, 2015)
4.1	2006 Equity Incentive Plan (as amended) (incorporated by reference to Exhibit 4.2 to our Post Effective Amendment No. 1 to our registration statement on Form S-8 (file No. 333-203917) filed with the Securities and Exchange Commission on January 4, 2016)
4.2	2015 Equity Incentive Plan (incorporated by reference to Exhibit 10.2 to our registration statement on Form F-4 (file No. 333-204069) filed with the Securities and Exchange Commission on May 11, 2015)
4.3	Form of Indemnification Agreement between the directors and the Registrant (incorporated by reference to Exhibit 10.1 of our registration statement on Form F-4 (file No. 333-204069) filed with the Securities and Exchange Commission on May 11, 2015)
4.6	Form of Project Management Agreement (incorporated by reference to Exhibit 10.2 to our current report on Form 8-K (file No. 000-50142) filed with the Securities and Exchange Commission on February 21, 2014)
4.14	Convertible Promissory Note Purchase Agreement by and between Solar Power, Inc. and Brilliant King Group Ltd. dated December 12, 2014 (incorporated by reference to Exhibit 10.3 to our current report on Form 8-K (file No. 000-50142) filed with the Securities and Exchange Commission on December 18, 2014)
4.15	Convertible Promissory Note Purchase Agreement by and between Solar Power, Inc. and Poseidon Sports Limited dated December 12, 2014 (incorporated by reference to Exhibit 10.6 to our current report on Form 8-K (file No. 000-50142) filed with the Securities and Exchange Commission on December 18, 2014)
4.16	Convertible Promissory Note Purchase Agreement by and between Solar Power, Inc. and Union Sky Holding Group Limited dated December 15, 2014(incorporated by reference to Exhibit 10.8 to our current report on Form 8-K (file No. 000-50142) filed with the Securities and Exchange Commission on December 18, 2014)
4.23	GK Interest Sale and Purchase Agreement by and between SPI Solar Japan G.K. and Re Capital K.K. dated April 15, 2015 (incorporated by reference to Exhibit 10.1 to our current report on Form 8-K (file No. 000-50142) filed with the Securities and Exchange Commission on April 17, 2015)
4.24	Securities Purchase Agreement by and between EnSync, Inc. (formerly known as ZBB Energy Corporation) and Solar Power, Inc. dated April 17, 2015 (incorporated by reference to Exhibit 10.2 to our current report on Form 8-K (file No. 000-50142) filed with the Securities and Exchange Commission on April 17, 2015)
4.28	Convertible Promissory Note Purchase Agreement by and between Solar Power, Inc. and Vision Edge Limited dated June 15, 2015 (incorporated by reference to Exhibit 10.1 to our current report on Form 8-K (file No. 000-50142) filed with the Securities and Exchange Commission on June 15, 2015)

4.29	Option Agreement by and between Solar Power, Inc. and Vision Edge Limited dated June 15, 2015 (incorporated by reference to Exhibit 10.2 to our current report on Form 8-K (file No. 000-50142) filed with the Securities and Exchange Commission on June 15, 2015)
4.30	Supply Agreement between EnSync, Inc. (formerly known as ZBB Energy Corporation) and Solar Power, Inc. dated July 13, 2015 (incorporated by reference to Exhibit 10.3 to our current report on Form 8-K (file No. 000-50142) filed with the Securities and Exchange Commission on April 17, 2015)
4.31	Governance Agreement between EnSync, Inc. (formerly known as ZBB Energy Corporation) and Solar Power, Inc. dated July 13, 2015 (incorporated by reference to Exhibit 10.2 to our current report on Form 8-K (file No. 000-50142) filed with the Securities and Exchange Commission on July 14, 2015)
4.32	Second Amended and Restated Agreement and Plan of Merger and Reorganization by and among Solar Power, Inc., SPI Energy Co., Ltd. and SPI Merger Sub, Inc. dated October 30, 2015(incorporated by reference to Exhibit 2.1 of our current report on Form 8-K (file No. 000-50142) filed with the Securities and Exchange Commission on October 30, 2015)
4.36	Purchase Agreement by and between Alpha Assai fund sp of Sunrise SPC and SPI Energy Co., Ltd. dated October 10, 2017 (incorporated by reference to Exhibit 4.43 to our Annual Report on Form 20-F for the year ended December 31, 2016, filed with the Securities and Exchange Commission on October 27, 2017)
4.38	Sale and Purchase Agreement dated August 28, 2018 between SPI Energy Co., Ltd. and Lighting Charm Limited (incorporated by reference to Exhibit 4.38 to our Annual Report on Form 20-F for the year ended December 31, 2018, filed with the Securities and Exchange Commission on April 30, 2019)
4.49	Share Purchase Agreement dated January 15, 2019 between SPI Energy Co., Ltd. and Happy Goal Industries Limited (incorporated by reference to Exhibit 4.38 to our Annual Report on Form 20-F for the year ended December 31, 2018, filed with the Securities and Exchange Commission on April 30, 2019)
4.50	Share Purchase Agreement dated January 15, 2019 between SPI Energy Co., Ltd. and CHEONG Hoong Khoeng (incorporated by reference to Exhibit 4.38 to our Annual Report on Form 20-F for the year ended December 31, 2018, filed with the Securities and Exchange Commission on April 30, 2019)
4.51	Share Purchase Agreement dated January 15, 2019 between SPI Energy Co., Ltd. and LDK New Energy Holding Limited (incorporated by reference to Exhibit 4.38 to our Annual Report on Form 20-F for the year ended December 31, 2018, filed with the Securities and Exchange Commission on April 30, 2019)
4.52	Share Purchase Agreement dated January 15, 2019 between SPI Energy Co., Ltd. and LIM Joo Heng (incorporated by reference to Exhibit 4.38 to our Annual Report on Form 20-F for the year ended December 31, 2018, filed with the Securities and Exchange Commission on April 30, 2019)
4.53	Share Purchase Agreement dated January 15, 2019 between SPI Energy Co., Ltd. and UPC Co., Ltd. (incorporated by reference to Exhibit 4.38 to our Annual Report on Form 20-F for the year ended December 31, 2018, filed with the Securities and Exchange Commission on April 30, 2019)
4.54	Share Purchase Agreement dated March 20, 2019 between SP Orange Power (Cyprus) Limited and Thermi Taneo Venture Capital Fund (incorporated by reference to Exhibit 4.38 to our Annual Report on Form 20-F for the year ended December 31, 2018, filed with the Securities and Exchange Commission on April 30, 2019)
4.55	Membership Interest Purchase Agreement for Oregon Portfolio dated on July 15, 2019 between Sulus LLC and SPI Solar, Inc. (incorporated by reference to Exhibit 4.55 to our Annual Report on Form 20-F for the year ended December 31, 2019, filed with the Securities and Exchange Commission on June 29, 2020).
4.56	Common Stock Purchase Agreement between Knight AG Holding Co., Ltd. and Jacky Lo. (incorporated by reference to Exhibit 4.56 to our Annual Report on Form 20-F for the year ended December 31, 2019, filed with the Securities and Exchange Commission on June 29, 2020).

4.57	Management Services Agreement dated on July 24, 2019 between Native American Agricultural Company and CBD and Hemp Group Co., Ltd. (incorporated by reference to Exhibit 4.57 to our Annual Report on Form 20-F for the year ended December 31, 2019, filed with the Securities and Exchange Commission on June 29, 2020).
4.58	Equipment Purchase Contract dated on August 6 2019 between CBD and Hemp Group Co., Ltd. and All Datum Inc. (incorporated by reference to Exhibit 4.58 to our Annual Report on Form 20-F for the year ended December 31, 2019, filed with the Securities and Exchange Commission on June 29, 2020).
4.59	Sales and Purchase Agreement dated on July 8 2019 between Bitmain Equipment (Canada) Inc. and 1215542 B.C.LTD (incorporated by reference to Exhibit 4.59 to our Annual Report on Form 20-F for the year ended December 31, 2019, filed with the Securities and Exchange Commission on June 29, 2020).
4.60	Hosting Agreement dated on July 9, 2019 between 1151203 B.C.LTD and 1215542 B.C.LTD (incorporated by reference to Exhibit 4.60 to our Annual Report on Form 20-F for the year ended December 31, 2019, filed with the Securities and Exchange Commission on June 29, 2020).
4.61	Supplemental Agreement dated on October 7, 2019 between 1151203 B.C.LTD and 1215542 B.C.LTD (incorporated by reference to Exhibit 4.61 to our Annual Report on Form 20-F for the year ended December 31, 2019, filed with the Securities and Exchange Commission on June 29, 2020).
4.62	Second Supplemental Agreement dated on March 8, 2020 between 1151203 B.C.LTD and 1215542 B.C.LTD (incorporated by reference to Exhibit 4.62 to our Annual Report on Form 20-F for the year ended December 31, 2019, filed with the Securities and Exchange Commission on June 29, 2020).
4.63	Remote Hash Power Computing Service Agreement dated on July 15, 2019 between 1215542 B.C.LTD and SPI O range Co., Ltd. (incorporated by reference to Exhibit 4.63 to our Annual Report on Form 20-F for the year ended December 31, 2019, filed with the Securities and Exchange Commission on June 29, 2020).
4.64	Securities Purchase Agreement dated on May 28, 2019 between SPI Energy Co., Ltd. and ILIAD RESEARCH AND TRADING, L.P. (incorporated by reference to Exhibit 4.64 to our Annual Report on Form 20-F for the year ended December 31, 2019, filed with the Securities and Exchange Commission on June 29, 2020).
4.65	Asset Purchase Agreement dated on July 31, 2019 between SPI Solar, Inc. and John M. Wirth (incorporated by reference to Exhibit 4.65 to our Annual Report on Form 20-F for the year ended December 31, 2019, filed with the Securities and Exchange Commission on June 29, 2020).
4.66	Sale and Purchase Agreement dated on September 23 2019 for Sun Roof II between SPI Renewables Energy (Luxemburg) Private Limited Company S.a.r.l and Theia Investments (Italy) S.r.l (incorporated by reference to Exhibit 4.66 to our Annual Report on Form 20-F for the year ended December 31, 2019, filed with the Securities and Exchange Commission on June 29, 2020).
4.67	Sale and Purchase Agreement dated on September 23 2019 for Sun Roof V between SPI Renewables Energy (Luxemburg) Private Limited Company S.a.r.l and Theia Investments (Italy) S.r.l (incorporated by reference to Exhibit 4.67 to our Annual Report on Form 20-F for the year ended December 31, 2019, filed with the Securities and Exchange Commission on June 29, 2020).
4.68	Sale and Purchase Agreement dated on March 16 2020 for Sun Roof I between SPI Renewables Energy (Luxemburg) Private Limited Company S.a.r.l and Theia Investments (Italy) S.r.l (incorporated by reference to Exhibit 4.68 to our Annual Report on Form 20-F for the year ended December 31, 2019, filed with the Securities and Exchange Commission on June 29, 2020).
4.69	Standard Industrial/commercial Single Tenant Lease dated on September 15, 2019 between Al Factory, LLC and SPI Solar, Inc. (incorporated by reference to Exhibit 4.69 to our Annual Report on Form 20-F for the year ended December 31, 2019, filed with the Securities and Exchange Commission on June 29, 2020).
4.70	Acknowledgement dated September 25, 2020 between SPI Energy Co., Ltd. and Magical Glaze Limited (incorporated by reference to Exhibit 10.1 to our Current Report on Form 6-K filed with the Securities and Exchange Commission on September 30, 2020).

4.71	Placement Agency Agreement dated September 30, 2020 between the registrant and Kingswood Capital Markets, Division of Benchmark Investment, Inc. (incorporated by reference to Exhibit 1 to our Current Report on Form 6-K filed with the Securities and Exchange Commission on October 1, 2020.)
4.71	Supplement Agreement dated October 7, 2020 between the registrant and Magical Glaze Limited (incorporated by reference to Exhibit 1 to our Current Report on Form 6-K filed with the Securities and Exchange Commission on October 8, 2020.)
4.72	Deed of Settlement and Release dated October 14, 2020 among Solar Juice Co. Ltd, Kun Fong Lee, Jinhan Zhou, Andrew Lawrence Burgess, Rami Ahmed Fedda, Allied Energy Holding Pie Ltd, Chin Piaw Tan and Solar Juice Ply Ltd (incorporated by reference to Exhibit 10.1 to our Current Report on Form 6-K filed with the Securities and Exchange Commission on October 28, 2020.)
4.73	Securities Purchase Agreement dated November 3, 2020 between the registrant and Streeterville Capital LLC (incorporated by reference to Exhibit 10.1 to our Current Report on Form 6-K filed with the Securities and Exchange Commission on November 4, 2020.)
4.74	Form of Convertible Promissory Note dated November 3, 2020 between the registration and Streeterville Capital LLC (incorporated by reference to Exhibit 10.2 to our Current Report on Form 6-K filed with the Securities and Exchange Commission on November 4, 2020.)
4.75	Membership Interest Purchase Agreement dated November 12, 2020 between Al Yousuf, LLC and Edisonfuture Inc. (incorporated by reference to Exhibit 99.2 to our Current Report on Form 6-K filed with the Securities and Exchange Commission on November 13, 2020.)
4.76	Placement Agency Agreement dated December 3, 2020 between the registrant and co-placement agents therein (incorporated by reference to Exhibit 1 to our Current Report on Form 6-K filed with the Securities and Exchange Commission on December 4, 2020.)
4.77	Form of Warrant (incorporated by reference to Exhibit 4.1 to our Current Report on Form 6-K filed with the Securities and Exchange Commission on December 4, 2020.)
4.78	Form of Securities Purchase Agreement (incorporated by reference to Exhibit 4.2 to our Current Report on Form 6-K filed with the Securities and Exchange Commission on December 4, 2020.)
4.79	Securities Purchase Agreement dated February 1, 2021 between the registrant and Streeterville Capital LLC (incorporated by reference to Exhibit 10.1 to our Current Report on Form 6-K filed with the Securities and Exchange Commission on February 2, 2021.)
4.80	Form of Convertible Promissory Note dated February 1, 2021 between the registration and Streeterville Capital LLC (incorporated by reference to Exhibit 10.2 to our Current Report on Form 6-K filed with the Securities and Exchange Commission on February 2, 2021.)
4.81	Placement Agency Agreement dated February 8, 2021 between the registrant and co-placement agents therein (incorporated by reference to Exhibit 1.1 to our Current Report on Form 6-K filed with the Securities and Exchange Commission on February 11, 2021.)
4.82	Form of Securities Purchase Agreement (incorporated by reference to Exhibit 10.1 to our Current Report on Form 6-K filed with the Securities and Exchange Commission on February 11, 2021.)
4.83*	SPI Energy Co., Ltd. Equity Incentive Plan for Phoenix Motorcars Employees
4.84	Asset Purchase and Sale Agreement by and between Petersen-Dean, Inc., Beachhead Roofing & Supply, Inc., California Equipment Leasing Association, Inc., Solar 4 America, Inc., Fences 4 America, Inc., James Petersen Industries, Inc., PD Solar, Inc., Sonoma Roofing Services, Inc., Petersen Roofing and Solar, LLC, Petersen Dean Texas, Inc., Red Rose, Inc., Roofs 4 America, Inc., Tri-Valley Supply, Inc., Petersen Dean Roofing and Solar Systems, Inc., TD Venture Fund, LLC (“Debtor”), and Solarjuice American, Inc. (“Buyer”) (incorporated by reference to Exhibit 10.1 to our Current Report on Form 6-K filed with the Securities and Exchange Commission on March 4, 2021.
5.56	Amendment to Convertible Promissory Note dated on December 10, 2019 between SPI Energy Co., Ltd. and ILIAD RESEARCH AND TRADING, L.P. (incorporated by reference to Exhibit 5.56 to our Annual Report on Form 20-F for the year ended December 31, 2019, filed with the Securities and Exchange Commission on June 29, 2020).
8.1*	List of subsidiaries
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 11.1 of our annual report on Form 20-F (file No. 005-78703) filed with the Securities and Exchange Commission on May 17, 2016)

12.1**	Certification of the Principal Executive and Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2 002
13.1**	Certification of Principal Executive Officer and Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Independent Registered Public Accounting Firm—Marcum Bernstein & Pinchuk LLP
99.1	Letter from KPMG Huazhen LLP (incorporated by reference to Exhibit 99.1 to our Annual Report on Form 20-F for the year ended December 31, 2017, as amended, filed with the Securities and Exchange Commission on December 11, 2018)
99.2	Form of Audit Committee Charter (incorporated by reference to Exhibit 99.2 to our Annual Report on Form 20-F for the year ended December 31, 2019, filed with the Securities and Exchange Commission on June 29, 2020.)
99.3	Form of Compensation Committee Charter (incorporated by reference to Exhibit 99.3 to our Annual Report on Form 20-F for the year ended December 31, 2019, filed with the Securities and Exchange Commission on June 29, 2020.)
99.4	Form of Nominating and Corporate Governance Committee Charter (incorporated by reference to Exhibit 99.5 to our Annual Report on Form 20-F for the year ended December 31, 2019, filed with the Securities and Exchange Commission on June 29, 2020.)

101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Calculation Presentation Document

*	Filed herewith
**	Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SPI Energy Co., Ltd.

Date: April 29, 2021

By:	/s/ Xiaofeng Peng
	Name:	Xiaofeng Peng
	Title:	Chief Executive Officer
(Principal Executive, Financial and Accounting Officer)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

SPI Energy Co., Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of SPI Energy Co., Ltd. (the “Company”) as of December 31, 2020 and 2019, the related consolidated statements of operations, comprehensive loss, equity (deficit) and cash flows for each of the three years in the period ended December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Change in Accounting Principle

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Going Concern Assessment

Critical Audit Matter Description

As described in Note 2 to the consolidated financial statements, the Company prepared its consolidated financial statements on a going concern basis, which assumes that the Company will continue as a going concern for a period of at least twelve months from the financial statement issuance date, and accordingly, will be able to realize its assets and discharge its liabilities in the normal course of operations. For the fiscal years ended December 31, 2020 and 2019, the Company has reported net losses of $6.3 million and $15.1 million, respectively. As of December 31, 2020, net current liabilities amounted to $72.2 million. The Company disclosed its analysis on liquidity in Note 2 to the consolidated financial statements.

Auditing the Company’s going concern assessment is a critical audit matter as the assessment is complex and involves high degree of estimation due to the uncertainty of the Company’s ability to execute the planned refinancing actions and loan negotiation actions, especially considering that the global financial markets and economic conditions have been, and continue to be, volatile as a result of the COVID-19 pandemic. This in turn led to a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating the relevant audit evidence.

How the Critical Audit Matter was Addressed in the Audit

Our principal audit procedures included, among others:

•	evaluating the Company’s going concern assessment methodology;
•	testing the completeness, accuracy, and relevance of underlying data, and evaluating the reasonableness of the assumptions used in the management’s assessment;
•	assessing the level of certainty in its ability to access funding;
•	assessing the adequacy of the Company’s going concern disclosures included in Note 2 to the consolidated financial statements.

/s/ Marcum Bernstein & Pinchuk LLP

Marcum Bernstein & Pinchuk LLP

We have served as the Company’s auditor since 2018.

Beijing China
April 29, 2021

SPI ENERGY CO., LTD.

CONSOLIDATED BALANCE SHEETS

(In thousands, except for share and per share data)

	December 31, 2020	December 31, 2019
ASSETS
Current assets:
Cash and cash equivalents	$38,882	$2,764
Restricted cash	900	239
Accounts receivable, net	17,061	16,539
Inventories, net	17,260	13,781
Project assets, net	–	17,842
Prepaid expenses and other current assets, net	5,018	5,170
Amount due from related parties	194	154
Total current assets	79,315	56,489
Intangible assets, net	4,058	1,528
Goodwill	4,546	626
Other receivable, noncurrent	299	283
Property, plant and equipment, net	32,802	31,783
Project assets, noncurrent, net	19,740	16,495
Investment in affiliates, net	69,606	69,606
Operating lease right-of-use assets	6,585	1,985
Deferred tax assets, net	82	58
Total assets	$217,033	$178,853
LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$14,952	$19,677
Accrued liabilities	8,490	9,177
Income taxes payable	31	561
Advance from customers	1,377	17,632
Short-term borrowings and current portion of long-term borrowings	3,266	2,857
Amount due to an affiliate	9,756	9,128
Convertible bonds	50,373	55,907
Derivative liability	67	652
Accrued warranty reserve	529	1,538
Operating lease liabilities, current	605	426
Consideration payable	62,114	54,000
Total current liabilities	151,560	171,555
Long-term borrowings, excluding current portion	6,355	6,039
Amount due to an affiliate, noncurrent	832	1,728
Deferred tax liabilities, net	3,966	3,506
Operating lease liabilities, non-current	5,934	1,500
Total liabilities	168,647	184,328
Equity (deficit):
Ordinary shares, par $0.0001, 500,000,000 shares authorized, 22,340,689 and 14,621,125 shares issued and outstanding as of December 31, 2020 and 2019, respectively	2	1
Additional paid in capital	670,101	612,726
Accumulated other comprehensive loss	(32,947)	(35,527)
Accumulated deficit	(591,899)	(585,384)
Total equity (deficit) attributable to the shareholders of SPI Energy Co., Ltd.	45,257	(8,184)
Noncontrolling interests	3,129	2,709
Total equity (deficit)	48,386	(5,475)
Total liabilities and equity	$217,033	$178,853

The accompany notes are an integral part of these consolidated financial statements.

SPI ENERGY CO., LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except for share and per share data)

	For the Years Ended December 31,
	2020	2019	2018

Net sales	$138,628	$97,883	$125,582
Cost of revenue	121,773	90,693	114,525
Gross profit	16,855	7,190	11,057
Operating expenses:
General and administrative	13,485	15,158	12,225
Sales, marketing and customer service	2,185	2,398	2,285
Provision (reverse) for doubtful accounts, notes and other receivables	1,094	4,115	(501)
Impairment charges on property, plant and equipment	–	2,235	–
Impairment charges on project assets	–	2,455	–
Total operating expenses	16,764	26,361	14,009
Operating income (loss)	91	(19,171)	(2,952)

Other income (expense):
Interest expense, net	(3,790)	(3,768)	(6,345)
Change in fair value of derivative liability	496	285	–
Reversal of tax penalty	–	6,890	–
Gain on troubled debt restructuring	–	–	1,887
Net foreign exchange gain (loss)	(5,411)	1,261	1,118
Others	2,807	(553)	487
Total other income (expense), net	(5,898)	4,115	(2,853)
Loss from continuing operations before income taxes	(5,807)	(15,056)	(5,805)
Income tax expense	458	92	332
Loss from continuing operations including noncontrolling interests	$(6,265)	$(15,148)	$(6,137)
Loss from discontinued operations, net of tax	–	–	(6,122)
Net loss including noncontrolling interests	$(6,265)	$(15,148)	$(12,259)
Less: Net income attributable to noncontrolling interests from continuing operations	250	110	31
Less: Net loss attributable to noncontrolling interests from discontinued operations	–	–	(8)
Net loss attributable to shareholders of SPI Energy Co., Ltd. from continuing operations	(6,515)	(15,258)	(6,168)
Net loss attributable to shareholders of SPI Energy Co., Ltd. from discontinued operations	–	–	(6,114)
Net loss attributable to shareholders of SPI Energy Co., Ltd.	$(6,515)	$(15,258)	$(12,282)
Net loss from continuing operations per ordinary share:
Basic and Diluted	$(0.4)	$(1.2)	$(0.9)
Net loss from discontinued operations per ordinary share:
Basic and Diluted	$–	$–	$(0.8)
Net loss per ordinary share:
Basic and Diluted	$(0.4)	$(1.2)	$(1.7)
Weighted average shares outstanding*
Basic and Diluted	15,907,144	12,733,062	7,262,023

*The shares are presented on a retroactive basis to reflect the Group’s Reverse Stock Splits (Note 17).

The accompany notes are an integral part of these consolidated financial statements.

SPI ENERGY CO., LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In thousands)

	For the Years Ended December 31,
	2020	2019	2018
Loss from continuing operations including noncontrolling interests	$(6,265)	$(15,148)	$(6,137)
Loss from discontinued operations, net of tax	–	–	(6,122)
Net loss including noncontrolling interests	(6,265)	(15,148)	(12,259)
Other comprehensive income (loss), net of tax of nil:
Foreign currency translation gain (loss) arising during the year	2,501	(591)	(1,381)
Total comprehensive loss including noncontrolling interests	(3,764)	(15,739)	(13,640)
Comprehensive income (loss) attributable to noncontrolling interests	171	(69)	(117)
Comprehensive loss attributable to shareholders of SPI Energy Co., Ltd.	$(3,935)	$(15,670)	$(13,523)

The accompany notes are an integral part of these consolidated financial statements.

SPIENERGY CO., LTD.

CONSOLIDATED STATEMENTS OF EQUITY (DEFICIT)

(In thousands, except for share and per share data)

	Ordinary Shares		Additional Paid- In	Accumulated	Accumulated Other Comprehensive	Equity (deficit) Attributable to Shareholders of SPI Energy	Noncontrolling	Total Equity
	Shares*	Amount	Capital	Deficit	Loss	Co., Ltd.	Interests	(Deficit)
Balances at December 31, 2017	7,250,672	$1	$489,972	$(557,844)	$(33,874)	$(101,745)	$4,101	$(97,644)
Net loss	–	–	–	(12,282)	–	(12,282)	23	(12,259)
Foreign currency translation losses	–	–	–	–	(1,241)	(1,241)	(140)	(1,381)
Disposition of SPI China (HK) Limited	–	–	107,867	–	–	107,867	7	107,874
Option granted in disposition	–	–	1,260	–	–	1,260	–	1,260
Forgiveness of receivable from SPI China (HK) Limited	–	–	(536)	–	–	(536)	–	(536)
Share-based compensation expense	663,460	–	2,756	–	–	2,756	–	2,756
Reverse stock split rounding shares	(7)	–	–	–	–	–	–	–

Balances at December 31, 2018	7,914,125	$1	$601,319	$(570,126)	$(35,115)	$(3,921)	$3,991	$70
Net loss	–	–	–	(15,258)	–	(15,258)	110	(15,148)
Foreign currency translation losses	–	–	–	–	(412)	(412)	(179)	(591)

Acquisition of noncontrolling interest	–	–	2,278	–	–	2,278	(1,213)	1,065
Forgiveness of payable to SPI China (HK) Limited	–	–	652	–	–	652	–	652
Issuance of ordinary shares	6,600,000	–	7,656	–	–	7,656	–	7,656
Exercise of share options	107,000	–	516	–	–	516	–	516
Share-based compensation expense	–	–	305	–	–	305	–	305
Balances at December 31, 2019	14,621,125	$1	$612,726	$(585,384)	$(35,527)	$(8,184)	$2,709	$(5,475)
Net loss	–	–	–	(6,515)	–	(6,515)	250	(6,265)
Foreign currency translation gains	–	–	–	–	2,580	2,580	(79)	2,501
Capital contributions from noncontrolling interest	–	–	–	–	–	–	249	249
Issuance of ordinary shares in acquisition of Phoenix	934,720	–	9,033	–	–	9,033	–	9,033
Issuance of ordinary shares in offering	6,459,000	1	46,809	–	–	46,810	–	46,810
Redemption of convertible bond to ordinary shares	216,344	–	443	–	–	443	–	443
Forgiveness of payable to SPI China (HK) Limited	–	–	378	–	–	378	–	378
Exercise of share options	109,500	–	397	–	–	397	–	397
Share-based compensation expense	–	–	315	–	–	315	–	315
Balances at December 31, 2020	22,340,689	$2	$670,101	$(591,899)	$(32,947)	$45,257	$3,129	$48,386

*The shares are presented on a retroactive basis to reflect the Group’s Reserve Stock Splits (Note 17).

SPI ENERGY CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	For the Years Ended December 31,
	2020	2019	2018
Cash flows from operating activities:
Net loss from continuing operations	$(6,265)	$(15,148)	$(6,137)
Net loss from discontinued operations	–	–	(6,122)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	3,200	1,981	1,204
Amortization	369	278	300
Provision for inventory	–	103	–
Provision (reverse) for doubtful accounts and notes	1,094	4,115	(501)
Impairment charges on property, plant and equipment	–	2,235	–
Impairment charges on project assets	–	2,455	–
Share-based compensation expense	315	821	2,726
Gain on troubled debt restructuring	–	–	(1,887)
Amortization of right-of-use assets	680	434	–
(Reversal) recognition of tax penalty	–	(6,890)	–
Amortization of debt discount on convertible bonds	452	594	1,910
Change in fair value of derivative liability	(496)	(285)	–
Change in deferred taxes	(188)	(85)	(83)
Loss (gain) on disposal of property and equipment	3	(45)	–
Loss on disposal of subsidiaries	32	385	–
Reversal of warranty reserve	(1,538)	–	–
Gain on forgiveness of PPP loan	(551)	–	–
Gain on de-recognition of long-aged liabilities	(2,252)	–	–
Changes in operating assets and liabilities
Accounts receivable	963	3,087	(13,898)
Amount due from related parties	338	538	(451)
Notes receivable	–	4,823	526
Project assets	14,679	3,333	17,834
Inventories	(223)	(1,958)	2,876
Prepaid expenses and other assets	(187)	(497)	906
Accounts payable	(6,961)	7,805	3,353
Advances from customers	(17,628)	(8,352)	(5,092)
Income taxes payable	(530)	268	226
Accrued liabilities and other liabilities	9,711	1,264	3,960
Lease liability	(667)	(421)	–
Bitcoin mining, net of mining pool operating fees	–	(3,630)	–
Amount due to related parties	–	(79)	79
Net cash provided by (used in) operating activities, continuing operations	(5,650)	(2,871)	7,851
Net cash provided by operating activities, discontinued operations	–	–	159

Cash flows from investing activities:
Proceeds from disposal of subsidiaries	1,216	4,549	–
Proceeds from sale of bitcoins	–	3,630	–
Acquisitions of Solar PV systems	–	(8,345)	–
Acquisitions of property, plant and equipment	(195)	(4,762)	(95)
Proceeds from disposal of property, plant and equipment	–	166	6
Prepayment of purchase of land	–	(3,132)	–
Acquisitions of subsidiaries, net of cash acquired	364	–	–
Decrease of cash due to disposition of SPI China (Note 4 (1))	–	–	(3,257)
Net cash provided by (used in) investing activities, continued operations	1,385	(7,894)	(3,346)
Net cash used in investing activities, discontinued operations	–	–	(418)

Cash flows from financing activities:
Proceeds from issuance of ordinary shares	46,810	7,656	–
Net payment for purchasing minority interests	–	(75)	–
Proceeds from issuance of convertible note	2,000	1,250	–
Repayment of convertible notes	(7,632)	–	–
Proceeds from exercise of employee stock options	397	–	–
Proceeds from capital injection by minority shareholders	249	–	–
Proceeds from line of credit and loans payable	122,284	84,308	66,169
Repayments of line of credit and loans payable	(123,314)	(83,619)	(67,754)
Net cash generated from (used in) financing activities, continued operations	40,794	9,520	(1,585)
Net cash used in financing activities, discontinued operations	–	–	(2,145)

Effect of exchange rate changes on cash	250	(351)	453

Increase (decrease) in cash, cash equivalents and restricted cash	36,779	(1,596)	969
Cash, cash equivalents and restricted cash at beginning of year	3,003	4,599	3,630
Cash and cash equivalents at end of year for continuing operations	$39,782	$3,003	$4,599

Reconciliation of cash, cash equivalents, and restricted cash to the consolidated balance sheets
Cash and cash equivalents	38,882	2,764	4,141
Restricted cash	900	239	458
Total cash, cash equivalents, and restricted cash	$39,782	$3,003	$4,599

Supplemental cash flow information:
Interest paid	$552	$645	$725
Income tax paid	$1,372	$–	$–
Non-cash activities:
Netting off balance due to/from third party	$–	$2,109	$5,003
Right of use assets obtained in exchange for operating lease obligations	$5,280	$2,419	$–
Forgiveness of loan by minority interest holders	$–	$1,140	$–
Interest capitalized to project assets	$–	$–	$292
Loss on forgiveness of debt due from SPI China (Note 4(1) and Note 25)	$378	$653	$536
Options issued to shareholder during disposition of SPI China (Note 4(1))	$–	$–	$1,260
Disposition of SPI China (HK) Limited (Note 4 (1))	$–	$–	$107,867
Redemption of convertible bond to ordinary shares	$443	$–	$–

The accompany notes are an integral part of these consolidated financial statements.

SPI ENERGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US$ thousands, except share and per share data)

1.	Description of Business and Organization

Description of Business

SPI Energy Co., Ltd. (“SPI Energy” or the “Group”) and its subsidiaries (collectively the “Group”) is a provider of photovoltaic (“PV”) and electric vehicle (“EV”) solutions for business, residential, government and utility customers and investors. The Group develops solar PV projects which are either sold to third party operators or owned and operated by the Group for selling of electricity to the grid in multiple countries in Asia, North America and Europe. In Australia, the Group primarily sells solar PV components to retail customers and solar project developers. In 2020, the Group engages in sales and leasing of new zero-emission EVs in U.S.

In 2018 and 2019, the Group engaged in the sale of bitcoin mining equipment, providing hosting services and mining bitcoins, and the Group also sold hays from United States to China in 2019. In 2020, no revenue was generated from these business transactions.

Organization

The Group was incorporated in the Cayman Islands on May 4, 2015 for the sole purpose of effectuating the redomicile of the Group’s predecessor, Solar Power, Inc., a California corporation (“SPI California”). The redomicile was approved by the shareholders of SPI California on May 11, 2015, pursuant to which one share of common stock of SPI California held by the shareholders was converted into one SPI Energy’s ordinary share. On January 4, 2016, SPI California completed the redomicile, resulting in SPI Energy becoming the publicly held parent Group of SPI California. SPI Energy’s shares then began quotation on the Open Transparent Connected Markets under the symbol “SRGYY” effective January 4, 2016. On January 19, 2016, SPI Energy’s shares were listed on the Nasdaq Global Select Market and traded under the symbol “SPI”.

The major subsidiaries of the Group as of December 31, 2020 are summarized as below:

Major Subsidiaries	Abbreviation	Location
SPI Renewables Energy (Luxembourg) Private Limited Group S.a.r.l. (formerly known as CECEP Solar Energy (Luxembourg) Private Limited Group (S.a.r.l.)) and Italsolar S.r.l.	CECEP	Luxembourg, Italy
Solar Juice Pty Ltd.	Solar Juice	Australia
Solar Juice USA Inc.	Solar Juice US	United States
Solar Juice (HK) Limited	Solar Juice HK	Hong Kong
SPI Solar Japan G.K.	SPI Japan	Japan
Solar Power Inc UK Service Limited	SPI UK	United Kingdom
SPI Solar Inc.	SPI US	United States
Heliostixio S.A.	Heliostixio	Greece
Heliohrisi S.A.	Heliohrisi	Greece
Thermi Sun S.A.	Thermi Sun	Greece
Knight Holding Corporation	Knight	United States
Edisonfuture Inc.	Edisonfuture	United States
Phoneix Cars LLC	PCL	United States
Phoenix Motorcars Leasing LLC	PML	United States

On January 1, 2017, the Group deconsolidated one of the major subsidiaries, Sinsin Renewable Investment Limited (“Sinsin”) due to loss of control and recognized the investment in Sinsin on the carrying amount of $69,606. Both the Group and the former shareholders of Sinsin, Sinsin Europe Solar Asset Limited Partnership and Sinsin Solar Capital Limited Partnership (collectively, the “Sinsin Group”), failed to fulfill the obligation under the share sale and purchase agreement of Sinsin, which led to that both parties filed petitions to each other. The petitions directly affected the Group’s ability to effectively control Sinsin and make any direct management decisions or have any direct impact on Sinsin’s polices, operations or assets without the agreement of Sinsin Group. On October 29, 2020, an arbitration decision was made that the Group will need to pay the unpaid consideration of EUR 38,054, together with interest at 6% accruing from November 20, 2015 on half of the unpaid consideration and from June 30, 2016 on the remaining half of the unpaid consideration to the date of eventual payment. The Group will also need to pay the legal and litigation fees incurred by Sinsin of EUR 1,385. The Group intended to vigorously pursue all legal remedies available to the Group. (See Note 23(b)). As of December 31, 2020 and 2019, investment in Sinsin was $69,606, and there was no impairment provision for the three years ended December 31, 2020, 2019 and 2018. Consideration payable, including accrued interest and litigation fees payable, was $62,114 and $54,000 as of December 31, 2020 and 2019, respectively. The interest expense accrued on the unpaid consideration was $2,605, $2,563, and $2,398 for the three years ended December 31, 2020, 2019, and 2018, respectively.

On December 10, 2018, the Group disposed SPI China (HK) Limited (“SPI China”), which holds all of the Group’s assets and liabilities related to its business in China, including engineering, procurement and construction (“EPC”) business, PV projects, Internet finance lease related business and E-commence in China, to Lighting Charm Limited (“Lighting Charm”), an affiliate of Ms. Shan Zhou, the spouse of Xiaofeng Peng, the Group’s Chairman of the Board of Directors and Chief Executive Officer. The Group effected an internal restructuring following which SPI China would only hold the Group’s subsidiaries in China, and all the other subsidiaries outside of China would be transferred to the Group (the “restructuring”). As of December 10, 2018, the restructuring was completed and the disposal transaction was closed (see Note 4 (1)).

On November 12, 2020, the Group acquired 100% of the membership interest of Phoenix Cars LLC and Phoenix Motorcars Leasing LLC (together, “Phoenix”), an electric drivetrain manufacturer for medium-duty commercial vehicles and final stage manufacturer that integrates its drivetrains into these vehicles. The acquisition has been accounted for under ASC 805 Business Combinations (see Note 5).

2.	Liquidity Condition

The Group has recurring losses from operations. The Group has incurred a net loss of $6,265 during the year ended December 31, 2020. As of December 31, 2020, the Group had a working capital deficit of $72,245 and the cash flow used in the operation activities for the year ended December 31, 2020 was $5,650. The Group’s operating results for future periods are subject to numerous uncertainties and it is uncertain if the Group will be able to reduce or eliminate its net losses for the foreseeable future. If management is not able to increase revenue and/or manage operating expenses in line with revenue forecasts, the Group may not be able to achieve profitability.

For the next 12 months from the issuance date of this report, the Group plans to continue implementing various measures to boost revenue and control the cost and expenses within an acceptable level. Such measures include: 1) negotiate with potential buyers on PV solar systems; 2) negotiate for postponing of convertible bond payments; 3) closely monitor the Group’s capital spending level; 4) strictly control and reduce business, marketing and advertising expenses in United States and Australia; 5) lower the remuneration of the Group’s management team; and 6) seek for certain credit facilities. Given the significant increase in net sales and the considerable amount of cash raised from convertible bond and direct offering in 2021, the Group assesses current working capital is sufficient to meet its obligations for the next 12 months from the issuance date of this report.

3.	Summary of Significant Accounting Policies

(a)	Basis of Presentation

The accompany consolidated financial statements of the Group are prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

The accompany consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The realization of assets and the satisfaction of liabilities in the normal course of business are dependent on, among other things, the Group’s ability to operate profitably, to generate cash flows from operations, and to pursue financing arrangements to support its working capital requirements.

(b)	Principles of Consolidation

The consolidated financial statements include the financial statements of the Group, and its subsidiaries. All material inter-Group transactions and balances have been eliminated upon consolidation. For consolidated subsidiaries where the Group’s ownership in the subsidiary is less than 100%, the equity interest not held by the Group is shown as noncontrolling interests. The Group accounts for investments over which it has significant influence but not a controlling financial interest using the equity method of accounting. The Group deconsolidates a subsidiary when the Group ceases to have a controlling financial interest in the subsidiary. When control is lost, the parent-subsidiary relationship no longer exists and the parent derecognizes the assets and liabilities of the subsidiary.

(c)	Use of Estimates

The preparation of the financial statements in conformity with U.S. GAAP requires the Group to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant accounting estimates reflected in the Group’s consolidated financial statements include the allowance made for doubtful accounts receivable and other receivable, inventory write-downs, the estimated useful lives of long-lived assets, the impairment of goodwill, long-lived assets and project assets, fair value of derivative liability and warrants, valuation allowance of deferred tax assets, accrued warranty expenses, the grant-date fair value of share-based compensation awards and related forfeiture rates, the lease discount rate, the purchase price allocation in acquisition, and fair value of financial instruments. Changes in facts and circumstances may result in revised estimates. The current economic environment has increased the degree of uncertainty inherent in those estimates and assumptions.

(d)	Foreign Currency Translation and Foreign Currency Risk

The functional currency of the Group and subsidiaries located in the United States is the United States dollar (“US$” or “$”). The functional currency of the Group’s subsidiaries located in the PRC, Europe, United Kingdom, Japan, Canada and Australia are Renminbi (“RMB”), EURO (“EUR”), British Pounds(“GBP”), Japanese Yen (“JPY”), Canadian Dollar (“CAD”) and Australia Dollar (“AUD”), respectively. Transactions denominated in foreign currencies are re-measured into the functional currency at the rates of exchange prevailing when the transactions occur. Monetary assets and liabilities denominated in foreign currencies are re-measured into the functional currency at rates of exchange in effect at the balance sheet dates. Exchange gains and losses are included in the consolidated statements of operations.

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

The Group measures at fair value certain of its financial and non-financial assets and liabilities by using a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, essentially an exit price, based on the highest and best use of the asset or liability. The levels of the fair value hierarchy are:

•	Level 1 — Quoted market prices in active markets for identical assets or liabilities.

•	Level 2 — Significant other observable inputs (e.g., quoted prices for similar items in active markets, quoted prices for identical or similar items in markets that are not active, inputs other than quoted prices that are observable, such as interest rate and yield curves, and market-corroborated inputs).

•	Level 3 — Unobservable inputs in which there is little or no market data, which require the reporting unit to develop its own assumptions.

The Group uses quoted market prices to determine the fair value when available. If quoted market prices are not available, the Group measures fair value using valuation techniques that use, when possible, current market-based or independently-sourced market parameters, such as interest rates and currency rates.

(f)	Business Combination

Business combinations are recorded using the acquisition method of accounting and, accordingly, the acquired assets and liabilities are recorded at their fair market value at the date of acquisition. Any excess of acquisition cost over the fair value of the acquired assets and liabilities, including identifiable intangible assets, is recorded as goodwill. The Group charges acquisition related costs that are not part of the purchase price consideration to general and administrative expenses as they are incurred. Those costs typically include transaction and integration costs, such as legal, accounting, and other professional fees.

The Group adopted Accounting Standard Update (“ASU”) 2017-01 “Business Combination (Topic 805): Clarifying the Definition of a Business” on January 1, 2018 and applied the new definition of a business prospectively for acquisitions made subsequent to December 31, 2017. Upon the adoption of ASU 2017-01, a new screen test is introduced to evaluate whether a transaction should be accounted for as an acquisition and/or disposal of a business versus assets. In order for a purchase to be considered an acquisition of a business, and receive business combination accounting treatment, the set of transferred assets and activities must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create outputs. If substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or a group of similar identifiable assets, then the set of transferred assets and activities is not a business. The adoption of this standard requires future purchases to be evaluated under the new framework.

(g)	Asset Acquisition

When the Group acquires other entities, if the assets acquired and liabilities assumed do not constitute a business, the transaction is accounted for as an asset acquisition. Assets are recognized based on the cost, which generally includes the transaction costs of the asset acquisition, and no gain or loss is recognized unless the fair value of noncash assets given as consideration differs from the assets’ carrying amounts on the Group’s books. If the consideration given is not in the form of cash (that is, in the form of noncash assets, liabilities incurred, or equity interest issued), measurement is based on either the cost to the acquiring entity or the fair value of the assets (or net assets) acquired, whichever is more clearly evident and, thus, more reliably measureable. The cost of a group of assets acquired in an asset acquisition is allocated to the individual assets acquired or liabilities assumed based on their relative fair value and does not give risk to goodwill.

(h)	Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, cash accounts, interest bearing savings accounts and all highly liquid investments with original maturities of three months or less, and which are unrestricted as to withdrawal and use. There were no cash equivalents as of December 31, 2020 and 2019.

(i)	Restricted Cash

Restricted cash represent bank deposits with designated use, which cannot be withdraw without certain approval or notice.

As of December 31, 2020, the Group had restricted bank deposits of $900, mainly established for paying the obligations of Solar Juice for debtor finance.

As of December 31, 2019, the Group had restricted bank deposits of $239, mainly established for the solely purpose of paying the obligations and making other payments related to the project assets development in Hawaii of SPI Solar Inc., a subsidiary of the Group.

(j)	Accounts Receivable, net

The Group grants open credit terms to credit-worthy customers. Accounts receivable are primarily related to the Group's sales of pre-development solar projects, sales of PV components, electricity revenue with PPA, and sales of EVs.

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

(k)	Inventories, net

Inventories are stated at the lower of cost or net realizable value (market value). The cost of raw materials is determined on the basis of weighted average cost method. The cost of finished goods is determined on the basis of weighted average and comprises direct materials, direct labor and an appropriate proportion of overhead. Net realizable value is based on estimated selling prices less selling expenses and any further costs expected to be incurred for completion. Adjustments to reduce the cost of inventory to net realizable value are made, if required, for estimated excess, obsolescence, or impaired balances.

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

Classification of the solar systems affects the accounting and presentation in the consolidated financial statements. Transactions related to the solar systems held for development and sale within “project assets” are classified as operating activities in the consolidated statements of cash flows and reported as sales and costs of goods sold in the consolidated statements of operations upon the sale of the solar systems and fulfillment of the relevant recognition criteria. Incidental electricity income generated from the solar systems held for development and sale prior to the sale of the projects is recorded in other operating income in the consolidated statement of operations. The solar systems held for use within “property, plant and equipment” are used by the Group in its operations to generate income or a return from the use of the assets. Income generated from the solar systems held for use are included in net sales in the consolidated statement of operations. The costs to construct solar systems intended to be held for own use are capitalized and reported within property, plant and equipment on the consolidated balance sheets and are presented as cash outflows from investing activities in the consolidated statements of cash flows. The proceeds from disposal of solar systems classified as held for own use are presented as cash inflows from investing activities within the consolidated statements of cash flows. A net gain or loss upon the disposal of solar systems classified as held for own use is reported in other operating income or expense in the consolidated statement of operation.

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

For solar systems held for development and sale, named as “project assets”, the Group considers a project commercially viable if it is anticipated to be sold for a profit once it is either fully developed or fully constructed. The Group also considers a partially developed or partially constructed project commercially viable if the anticipated selling price is higher than the carrying value of the related project assets plus the estimated cost to completion. The Group considers a number of factors, including changes in environmental, ecological, permitting, market pricing or regulatory conditions that affect the project. Such changes may cause the cost of the project to increase or the selling price of the project to decrease. The Group records an impairment loss of the project asset to the extent the carrying value exceed its estimated recoverable amount. The recoverable amount is estimated based on the anticipated sales proceeds reduced by estimated cost to complete such sales. Subsequent reversal of a previously recognized impairment loss is prohibited once the measurement of that loss is recognized.

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

Furniture, fixtures and equipment	5 or 7 years
Automobile	3, 5 or 7 years
Bitcoin mining equipment	3 years
Leasehold improvements	The shorter of the estimated life or the lease term
PV solar system	20 or 25 years

(n)	Intangible Assets other than Goodwill

Intangible assets consist of customer relationships, technology, patents and other. Amortization is recorded on the straight-line method based on the estimated useful lives of the assets.

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

(p)	Bitcoins

Bitcoins are awarded to the Group through its mining activities which are accounted for in connection with the Group’s revenue recognition policy.

Bitcoins held are accounted for as intangible assets with indefinite useful lives. An intangible asset with an indefinite useful life is not amortized but assessed for impairment annually, or more frequently, when events or changes in circumstances occur indicating that it is more likely than not that the indefinite-lived asset is impaired. Impairment exists when the carrying amount exceeds its fair value, which is measured using the quoted price of the bitcoins at the time its fair value is being measured. In testing for impairment, the Group has the option to first perform a qualitative assessment to determine whether it is more likely than not that an impairment exists. If it is determined that it is not more likely than not that an impairment exists, a quantitative impairment test is not necessary. If the Group concludes otherwise, it is required to perform a quantitative impairment test. To the extent an impairment loss is recognized, the loss establishes the new cost basis of the asset. Subsequent reversal of impairment losses is not permitted. The balance was nil as of December 31, 2020 and 2019.

Bitcoins awarded to the Group through its mining activities are included within operating activities on the accompany consolidated statements of cash flows. The sales of bitcoins are included within investing activities in the accompany consolidated statements of cash flows and any realized gains or losses from such sales are included in other income (expense) in the consolidated statements of operations. The Group accounts for its gains or losses in accordance with the first in first out (FIFO) method of accounting.

(q)	Goodwill

Goodwill represents the excess of the purchase consideration over the fair value of the identifiable tangible and intangible assets acquired and liabilities assumed of the acquired entity as a result of the Group’s acquisitions of interests in its subsidiaries. Goodwill is not amortized but is tested for impairment on an annual basis, or more frequently if events or changes in circumstances indicate that it might be impaired. The Group has an option to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. In the qualitative assessment, the Group considers primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations. Based on the qualitative assessment, if it is more likely than not that the fair value of each reporting unit is less than the carrying amount, the quantitative impairment test is performed.

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

The Group recognizes in the consolidated financial statements the impact of a tax position, if that position is more likely than not of being sustained upon examination, based on the technical merits of the position. In evaluating whether a tax position has met the more-likely-than-not recognition threshold, management presumes that the position will be examined by the appropriate taxing authority that has full knowledge of all relevant information. In addition, a tax position that meets the more-likely-than-not recognition threshold is measured to determine the amount of benefit to be recognized in the financial statements. The tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon settlement. The Group’s tax liability associated with unrecognized tax benefits is adjusted periodically due to changing circumstances, such as the progress of the tax audits, case law developments and new or emerging legislation. Such adjustments are recognized entirely in the period in which they are identified. The Group records interest and penalties related to an uncertain tax position, if and when required, as part of income tax expense in the consolidated statements of operations. No reserve for uncertainty tax position was recorded by the Group for the years ended December 31, 2020, 2019 and 2018.

(s)	Revenue Recognition

On January 1, 2018, the Group adopted Accounting Standards Codification (“ASC”) No. 606, “Revenue from Contracts with Customers” (“ASC 606” or “Topic 606”) and applied the modified retrospective method to all contracts that were not completed as of January 1, 2018. Accordingly, revenues for the years ended December 31, 2018, 2019 and 2020 were presented under ASC 606.

The Group’s accounting practices under ASC Topic 606 are as followings:

The Group generates revenue from sales of PV components, electricity revenue with Power Purchase Agreements (“PPAs”), sales of PV project assets, sales of pre-development solar projects, revenue from bitcoin mining and others for the years ended December 31, 2020, 2019 and 2018.

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

Revenue from bitcoin mining

The Group has entered into a digital asset mining pool to provide computing power to the mining pool. Providing computing power in crypto asset transaction verification services is an output of the Group’s ordinary activities. The provision of computing power is the only performance obligation in the Group’s contracts with mining pool. The transaction consideration the Group receives, if any, is noncash consideration, which the Group measures at fair value on the date received, which is not materially different than the fair value at contract inception. The consideration is all variable. Because it is not probable that a significant reversal of cumulative revenue will not occur, the consideration is constrained until the Group receives the consideration, at which time revenue is recognized. There is no significant financing component in these transactions.

Fair value of the digital asset award received is determined using the average U.S. dollar spot rate of the related digital currency at the time of receipt.

Other revenue

Other revenue mainly consist of revenue generated from sales and leasing of EV, bitcoin mining equipment sales and hosting service, and sale of Alfalfa hay and others. The Group recognizes revenue on sale of EV, bitcoin mining equipment and alfalfa hays at a point in time following the transfer of control of such products to the customer, which typically occurs upon the delivery to the customer for EV sales, upon acceptance of the products made by the customer for sale of alfalfa hays, and upon delivery of the products to the hosting site or receipt place assigned by the customer, installed and set up the products for sale of bitcoin mining equipment. EV leasing revenue includes revenue recognized under lease accounting guidance for direct leasing programs. The Group accounts for these leasing transactions as operating leases under ASC 842 Leases, and revenues are recognized on a straight-line basis over the contractual term. Revenue for hosting service is recognized over time as services are performed and based on the output method related to the time incurred during the service period.

Disaggregation of revenues

The following table illustrates the disaggregation of revenue by revenue stream and by timing of revenue recognition from continuing operations for the years ended December 31, 2020, 2019 and 2018:

By revenue stream	For the year ended December 31, 2020
Continued operations	Sales of PV components	Electricity revenue with PPAs	Sales of PV project asset	Sales of pre-development solar projects	Others	Total
Australia	$112,442	$–	$–	$–	$1,062	$113,504
Japan	–	–	3,788	–	–	3,788
Italy	–	615	–	–	41	656
United States	–	–	16,113	101	648	16,862
United Kingdom	–	1,023	–	–	–	1,023
Greece	–	2,783	–	–	12	2,795
Total	$112,442	$4,421	$19,901	$101	$1,763	$138,628

By revenue stream	For the year ended December 31, 2019
Continued operations	Sales of PV components	Electricity revenue with PPAs	Sales of PV project asset	Sales of pre-development solar projects	Others	Total
Australia	$79,470	$–	$–	$–	$1,048	$80,518
Japan	–	–	9,563	–	–	9,563
Italy	–	1,365	–	–	–	1,365
United States	1,471	–	–	(2,835)	5,684	4,320
United Kingdom	–	979	–	–	–	979
Greece	–	1,024	–	–	114	1,138
Total	$80,941	$3,368	$9,563	$(2,835)	$6,846	$97,883

By revenue stream	For the year ended December 31, 2018
Continued operations	Sales of PV components	Electricity revenue with PPAs	Sales of PV project asset	Sales of pre-development solar projects	Others	Total
Australia	$90,067	$–	$–	$–	$1,314	$91,381
Japan	1,605	–	10,809	–	23	12,437
Italy	–	1,733	–	–	–	1,733
United States	1,875	–	–	15,794	1,052	18,721
United Kingdom	–	932	–	–	–	932
Greece	–	378	–	–	–	378
Total	$93,547	$3,043	$10,809	$15,794	$2,389	$125,582

Contract balance

The following table provides information about accounts receivables and contract liabilities from contracts with customers:

	December 31, 2020	December 31, 2019
Accounts receivable, current and noncurrent	$17,061	$16,539
Advance from customers	$1,377	$17,632

Advance from customers, which represent a contract liability, represent mostly unrecognized amount received for customers. Advance from customers is recognized as (or when) the Group performs under the contract. During the years ended December 31, 2020, 2019 and 2018, the Group recognized $17,161, $8,159 and $11,365 that was included in the balance of advance from customers at January 1, 2020, 2019 and 2018, respectively.

(t)	Cost of Revenues

Cost of revenues for PV components is mainly from direct purchase price of PV components. Cost of revenues for PV project assets and pre-development solar projects include all direct material, labor, subcontractor cost, land use right fee, and those indirect costs related to contract performance, such as indirect labor, supplies and tools. Costs of electricity generation revenue include depreciation of solar power project assets and costs associated with operation and maintenance of the project assets. Costs of bitcoin mining include depreciation of bitcoin miners and hosting service fee. Cost of revenues for bitcoin mining equipment and hosting service include direct purchase of mining equipment, electricity fee and other indirect expense. Cost of revenues for EV sales includes direct parts, material and labor costs, manufacturing overheads, and shipping and logistics costs. Cost of revenues for EV leasing primarily includes the depreciation of operating lease vehicles over the lease term and other leasing related charges including vehicle insurance and upfront leasing costs. Cost of sales of hays is mainly the purchase price of raw materials.

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

The Group evaluates its convertible debt to determine if the contract or embedded component of the contract qualifies as derivatives to be separately accounted for in accordance with ASC 480, “Distinguish by Liabilities from Equity”, and ASC 815, “Derivatives and Hedging”. The result of this accounting treatment is that the fair value of the embedded derivative, if required to be bifurcated, is marked-to-market at each balance sheet date and recorded as a liability. The change in fair value is recorded in the Consolidated Statement of Operations. Upon conversion or exercise of a derivative instrument, the instrument is marked to fair value at the conversion date and then that fair value is reclassified to equity.

(w)	Capitalized Interest

The Group’s policy is to capitalize interest cost incurred on debt during the construction of major projects exceeding three months. A reconciliation of total interest cost to “Interest Expense” as reported in the consolidated statements of operations for the years ended December 31, 2020, 2019 and 2018 is as follows:

	For the years ended December 31,
	2020	2019	2018

Interest cost capitalized	$–	$–	$292
Interest cost charged to expense	3,795	3,923	6,665
Total interest cost	$3,795	$3,923	$6,957

(x)	Gain on Troubled Debt Restructuring

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

Operating segments are defined as components of a Group which separate financial information is available that is evaluated regularly by the operating decision maker in deciding how to allocate resources and assessing performance. The Group’s chief operating decision maker (“CODM”) is the Chairman of Board of Directors and Chief Executive Officer, Mr. Xiaofeng Peng. Based on the financial information presented to and reviewed by the CODM, the Group has determined that it had a single operating and reporting segment for the years ended December 31, 2020, 2019 and 2018.

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

(ab)	Commitments and Contingencies

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

(ac)	Leases

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

Lease assets and liabilities are recognized at the present value of the future lease payments at the lease commencement date. The interest rate used to determine the present value of the future lease payments is the Group’s incremental borrowing rate because the interest rate implicit in the leases is not readily determinable. The incremental borrowing rate is estimated to approximate the interest rate on a collateralized basis with similar terms and payments, and in economic environments where the leased asset is located. The lease terms include periods under options to extend or terminate the lease when it is reasonably certain that the Group will exercise that option. The Group generally uses the base, non-cancelable, lease term when determining the lease assets and liabilities.

(ad)	Sale of Ordinary Shares and Warrant

In connection of the issuance of ordinary shares, the Group may issue options or warrants to purchase ordinary shares. Warrants classified as equity are initially recorded at fair value and subsequent changes in fair value are not recognized as long as the warrants continue to be classified as equity.

(ae)	Recently Accounting Pronouncements

Recently Adopted Accounting Standards

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820), Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement. ASU 2018-13 removes the amounts and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy and the valuation processes for Level 3 fair value measurements; modifies certain disclosure requirements in Topic 820; and require additional disclosures such as the range and weighted average of significant unobservable inputs used to develop Level 3 measurements etc. ASU No. 2018-13 is effective for the Group beginning in the first quarter of fiscal year 2020. The Group adopted this ASU as of January 1, 2020 and it did not have a material impact on its consolidated financial statements.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments - Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments, which amends the current accounting guidance and requires the measurement of all expected losses based on historical experience, current conditions and reasonable and supportable forecasts. For trade receivables, loans, and other financial instruments, the Group will be required to use a forward-looking expected loss model that reflects losses that are probable rather than the incurred loss model for recognizing credit losses. The standard became effective for interim and annual periods beginning after December 15, 2019. Application of the amendments is through a cumulative-effect adjustment to retained earnings as of the effective date. The Group adopted this ASU as of January 1, 2020 and it did not have a material impact on its consolidated financial statements.

Accounting Pronouncements Issued But Not Yet Adopted

In December 2019, the FASB issued ASU No. 2019-12, Income taxes (Topic 740), Simplifying the Accounting for Income Taxes. This guidance amends ASC Topic 740 and addresses several aspects including 1) evaluation of step-up tax basis of goodwill when there is not a business combination, 2) policy election to not allocate consolidated taxes on a separate entity basis to entities not subject to income tax, 3) accounting for tax law changes or rates during interim periods, 4) ownership changes from equity method investment to subsidiary or vice versa, 5) elimination of exception to intraperiod allocation when there is gain in discontinued operations and a loss from continuing operations, 6) treatment of franchise taxes that are partially based on income. The standard is effective for interim and annual periods beginning after December 15, 2020. The Group is evaluating the impact of this guidance on its consolidated financial statements and the impact is not expected to be material.

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

The Group had made payment on behalf of SPI China for its operation purpose from December 10, 2018 to December 31, 2018, which was considered remote collectability due to the financial position of SPI China, and the Group recorded the amount due from SPI China as a debt forgiveness loss from related parties, with amount of $536 recorded as a reduction of paid-in capital.

The following are revenues and loss from discontinued operations:

	For the years ended December 31,
	2020	2019	2018
Net sales	$–	$–	$4,681
Cost of revenue	–	–	2,027
Gross profit	–	–	2,654
General and administrative	–	–	2,904
Sales, marketing and customer service	–	–	887
Provision for doubtful accounts, notes and other receivable	–	–	195
Total operating expense	–	–	3,986
Total other expense, net	–	–	(4,790)
Loss from discontinued operations before income tax	–	–	(6,122)
Income tax expense	–	–	–
Loss from discontinued operations, net of income tax	$–	$–	$(6,122)

(2)	Disposition of Italy Subsidiaries

On September 23, 2019, the Group entered into a sale and purchase agreement with a third party buyer, Theia Investments (Italy) S.r.l. (“Theia”), to sell all the shares it held in SUN ROOF II S.r.l (“SR II”) and SUN ROOF V S.r.l. (“SR V”) for a consideration of $2,802 and $2,014, respectively.

SR II and SR V are two limited liabilities companies established under the Italian law in 2011, which own respectively 3 PV plants for a total of 1.8MW peak capacity and 1 PV plant of 0.9MW peak capacity, respectively. The sale of both SR II and SR V were completed on September 26, 2019. The Group derecognized all the assets, liabilities and equity components of SR II and SR V and recognized a loss of $481 on disposal of SR II and a gain of $96 on disposal of SR V which are included in other income (expense) – others in the consolidated statements of operations.

On March 9, 2020, the Group closed the sale of all shares it held in SUN ROOF I S.r.l (“SR I”), a 479 kWp rooftop solar project located in Aprilia, Italy, that has been in operation since 2012. The sale price was $1,211 (EUR 1,113) before transaction fees. The Group derecognized all the assets, liabilities and equity components of SR I and recognized a loss of $32 on disposal of SR I, which are included in other income (expense) – others in the consolidated statements of operations.

5.	Acquisitions

Acquisition of Phoenix

On November 12, 2020, the Group completed the acquisition of 100% equity interest of Phoenix for total consideration of $9,033 in the form of issued and unissued ordinary shares, valued at $7.87 per share, subject to certain adjustments. The total consideration composed of 1,147,793 ordinary shares: 934,720 number of shares issued to the seller, 98,303 number of holdback shares which will be issued in one year after acquisition date, and 114,770 number of shares for employee incentive plan, which are non-forfeitable shares and will be issued to employees in six months after acquisition date. Phoenix is an electric drivetrain manufacturer for medium-duty commercial vehicles and final stage manufacturer that integrates its drivetrains into these vehicles. This acquisition provided the Group a strong foothold in the U.S. EV sector.

The Group accounted the acquisition using the purchase method of accounting under ASC 805, Business Combinations. The Group made estimates and judgments in determining the fair value of acquired assets and liabilities, based on management’s experiences with similar assets and liabilities. As of November 12, 2020, the allocation of the purchase price is as follows:

Identifiable assets acquired and liabilities assumed
Cash	$364
Account and other receivables	970
Inventories	2,302
Property, plant and equipment	3,065
Identifiable intangible assets	3,043
Prepaid expenses and other assets, current and non-current	656
Accounts payables	(1,557)
Accrued and other liabilities	(2,335)
Deferred tax liabilities	(624)
Other long-term liabilities	(771)
Identifiable assets acquired and liabilities assumed (a)	5,113
Consideration (b)	9,033
Goodwill (b-a)	$3,920

The excess of the purchase price over the tangible assets and identifiable intangible assets acquired reduced by liabilities assumed was initially recorded as goodwill and the goodwill is not deductible for tax purposes.

Neither the results of operations since the acquisition date nor the pro forma results of operations of Phoenix were presented because the effect of the business combination was not significant to the Group’s consolidated results of operations.

Purchase agreements with Thermi Taneo Venture Capital Fund

On September 20, 2017, the Group entered into a Framework Share Purchase Agreement with Thermi Taneo Venture Capital Fund (“Thermi”) to expand the Group’s business in Europe and also to settle the Group’s EPC receivable from Thermi. Pursuant to the Framework Share Purchase Agreement, the Group agreed to purchase 100% equity interest in Heliohrisi S.A. (“Heliohrisi”), Heliostixio S.A. (“Heliostixio”) and Thermi Sun S.A. (“Thermi Sun”) from Thermi.

(1)	Acquisition of Heliohrisi S.A

On March 20, 2019, the Group entered into a Share Purchase Agreement (“Heliohrisi Purchase Agreement”) with Thermi and purchased 100% equity interest of Heliohrisi. Heliohrisi is a Group located in Greece, with a solar photovoltaic project of 1.99 MW peak capacity. The solar photovoltaic facility began commercial operation in July 2012. The output of the plant is contracted under a 27-year PPA which began on the commercial operation date. The acquisition was in accordance with the Group's overall growth strategy.

The cash consideration for acquiring Heliohrisi is $4,013 which have been fully paid as of December 31, 2019. There is no noncash or contingent consideration. The acquisition is accounted as an asset acquisition according to ASU 2017-01 since substantially all the fair value of the gross assets acquired is concentrated in a single identifiable asset. The excess of consideration over fair value of the assets acquired of $4,190 was allocated to property, plant and equipment.

(2)	Acquisition of Thermi Sun S.A.

On November 1, 2019, the Group entered into a Share Purchase Agreement (“Thermi Sun Purchase Agreement”) with Thermi and purchased 100% equity interest of Thermi Sun. Thermi Sun is a Group located in Greece, with two solar photovoltaic project of totally 4.4 MW peak capacity. The solar photovoltaic facility began commercial operation in July 2012. The output of the plant is contracted under a 27-year PPA which began on the commercial operation date. The acquisition was in accordance with the Group's overall growth strategy.

The cash consideration for acquiring Thermi Sun is $8,476 which have been fully paid as of December 31, 2019. There is no noncash or contingent consideration. The acquisition is accounted as an asset acquisition according to ASU 2017-01 since substantially all the fair value of the gross assets acquired is concentrated in a single identifiable asset. The excess of consideration over the fair value of the assets acquired, $8,432 was allocated to property, plant and equipment.

6.	Accounts Receivable, Net

The accounts receivable as of December 3, 2020 and 2019 consisted of the following:

	December 31,	December 31,
	2020	2019
Accounts receivable	$17,306	$17,001
Less: Allowance for doubtful accounts	(245)	(462)
Accounts receivable, net	$17,061	$16,539

The movements of allowance for doubtful accounts are as follows:

	2020	2019	2018
Balance as of January 1	$462	$633	$1,520
Addition	187	101	202
Written off	(396)	(45)	–
Reversal	(12)	(225)	(1,002)
Foreign currency translation difference	4	(2)	(87)
Balance as of December 31	$245	$462	$633

On March 18, 2019, Solar Juice, entered into debtor finance agreements with Scottish Pacific (BFS) Pty Ltd. (“Scottish Pacific”), whereby Scottish Pacific provided Solar Juice invoice discounting facility (see Note 14). As of December 31, 2020 and 2019, all the outstanding accounts receivable of Solar Juice was pledged to Scottish Pacific for a total gross amount of $9,683 and $9,761, respectively.

7.	Inventories, Net

Inventories as of December 31, 2020 and 2019 consisted of the following:

	December 31,	December 31,
	2020	2019
Finished goods	$13,921	$12,216
Goods in transit	1,045	1,326
Work in process	1,327	–
Raw materials	967	239
Total inventories, net	$17,260	$13,781

During the years ended December 31, 2020, 2019 and 2018, inventories were written down by nil, $103 and nil from continuing operations, respectively, to reflect the lower of cost or net realizable value.

8.	Project Assets, Net

Project assets as of December 31, 2020 and 2019 consist of the following:

	December 31,	December 31,
	2020	2019
Project assets completed for sale	$1,554	$17,847
Project assets under development	18,186	16,490
Total project assets	$19,740	$34,337
Current, net of impairment loss	$–	$17,842
Noncurrent	$19,740	$16,495

During the years ended December 31, 2020, 2019 and 2018, impairment losses of nil, $2,455 and nil were recorded for certain project assets held for development and sale from continuing operations, respectively. The impairment provided for the year ended December 31, 2019 is mainly for the project assets located in Japan.

During the years ended December 31, 2020, 2019 and 2018, the Group recognized total revenue from sales of PV project assets and sales of pre-development solar projects of $19,901, $6,728 and $26,603 from continuing operations, respectively, and cost of $16,454, $7,703 and $23,418 from continuing operations were recognized accordingly.

9.	Prepaid Expenses and Other Current Assets, Net

Prepaid expenses and other current assets, net as of December 31, 2020 and 2019 consist of the following:

	December 31, 2020	December 31, 2019
Value-added tax recoverable, current	$268	$193
Deposit and prepayment for acquisitions, net of provision of $11,069 and $10,921, respectively	56	56
Other deposit and prepayment, net of provision of $3,973 and $3,584, respectively (a)	2,891	2,659
Other receivable, net of provision of $2,466 and $1,968, respectively (b)	1,803	2,262
Total prepaid expenses and other current assets	$5,018	$5,170

(a)	Other Deposit and Prepayment

Other deposit and prepayment primarily include: i) prepayment of $3,132 to purchase land from Shengrun Intl Industry Group INC (“Shengrun”) to develop solar projects in California as of December 31, 2019, of which full provision has been provided during the year ended December 31, 2019 after assessing the possibility of collectivity; ii) prepayment made to vendors to purchase PV modules, rental deposits and other prepaid expenses.

(b)	Other receivable

Other receivable as of December 31, 2020 mainly included: i) the business fund lent to a third party, Tocoo Corporation with no interest bearing of $1,686 (2019: $1,320). The Company assessed the collectability of the receivable and concluded no provision was needed as of December 31, 2020 and 2019; ii) other receivable of $2,583 (2019: $2,910) for project payment on behalf of third parties, the Group assessed the collectability and provision of $2,466 (2019: $1,968) was accrued.

10.	Intangible Assets, Net

Intangible assets, net as of December 31, 2020 and 2019 consisted of the following:

	Useful Life		Accumulated	Impairment
	(in months)	Gross	Amortization	Charge	Net
As of December 31, 2020
Patent	57	$2,700	$(2,700)	$–	$–
Customer Relationship	120	4,625	(1,900)	(1,607)	1,118
Tradename	60	1,400	(47)	–	1,353
Technology	60	1,574	(52)	–	1,522
Other	84	168	(103)	–	65
		$10,467	$(4,802)	$(1,607)	$4,058
As of December 31, 2019
Patent	57	$2,700	$(2,700)	$–	$–
Customer Relationship	120	4,370	(1,547)	(1,295)	1,528
		$7,070	$(4,247)	$(1,295)	$1,528

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

The tradename and developed technology were contributed by the acquisition of Phoenix in the year of 2020. As tradename and developed technology were the key driver of the revenue for Phoenix, which will bring further economic benefit to the Group’s business. Therefore, the tradename and developed technology were separately identified as an intangible asset on the acquisition date. The balance is amortized over the useful life of 5 years.

No impairment loss was provided for intangible assets for the year ended December 31, 2020, 2019 and 2018. Amortization expense for intangible assets was $369, $278 and $300 from continuing operations for the years ended December 31, 2020, 2019 and 2018, respectively.

As of December 31, 2020, the estimated future amortization expense related to intangible assets is as follows:

USD
2021	$884
2022	884
2023	882
2024	879
2025	529
$4,058

11.	Property, Plant and Equipment, Net

Property, plant and equipment, net as of December 31, 2020 and 2019 consisted of the following:

	December 31,	December 31,
	2020	2019
Photovoltaic solar systems	$33,174	$32,288
Bitcoin mining equipment	4,155	4,045
Furniture, fixtures and equipment	2,220	759
Automobile	6,040	468
Leasehold improvements	599	187
	46,188	37,747
Less: accumulated depreciation	(11,058)	(3,636)
	35,130	34,111
Less: impairment	(2,328)	(2,328)
	$32,802	$31,783

The costs of PV solar system include costs of acquiring permits, construction fees of PV solar system, costs of items installed in the PV solar system including solar panels, and other costs incurred that are directly attributable to getting the PV solar system ready for its intended use of grid connection with customer for supply of electricity. Depreciation of property, plant and equipment was $3,200, $1,981 and $1,204 from continuing operations for the years ended December 31, 2020, 2019 and 2018, respectively. Impairment loss on property, plant and equipment of nil, $2,235 and nil from continuing operations for the years ended December 31, 2020, 2019 and 2018, respectively.

12.	Fair Value Measurement

As of December 31, 2020 and December 31, 2019, the derivative liability was measured at fair value on a recurring basis in periods subsequent to their initial recognition using Black Scholes or Binomial model, which were classified in Level 3 of the fair value hierarchy.

The Group identified derivative instruments arising from embedded conversion features in the convertible promissory note issued to Iliad Research and Trading, L.P. (“ILIAD”) and Streeterville Capital, LLC (“Streeteryille”) (see Note 15). The following table presents the quantitative information about the Group’s Level 3 fair value measurements of derivative liability on a recurring basis in 2020 and 2019, which utilize significant unobservable internally-developed inputs:

	Valuation techniques	Unobservable inputs	Range of rates
Derivative liability in 2019 related to ILIAD convertible bond	Black Scholes model	Expected term	0.41-0.5
		Risk-free interest rate	1.6%-2.38%
		Expected volatility	120%-160%
		Expected dividend yield	0
Derivative liability in 2020 related to ILIAD convertible bond	Black Scholes model	Expected term	0.31-0.40
		Risk-free interest rate	1.56%-1.58%
		Expected volatility	75%-122%
		Expected dividend yield	0
Derivative liability in 2020 related to Streeterville convertible bond	Binomial model	Expected term	0.84-1.00
		Risk-free interest rate	0.07%-0.12%
		Expected volatility	111.94%-119.90%
		Expected dividend yield	0

Derivative liability as of December 31, 2020 and 2019 is $67 and $652, respectively, with the change in fair value of $496 and $285 recorded in the consolidated statements of operations for the years ended December 31, 2020 and 2019, respectively.

The following method and assumptions were used to estimate the fair value on a non-recurring basis as of December 31, 2020 and 2019:

On December 7, 2020, the Group issued the shareholders share purchase warrants in a direct offering of ordinary shares (see Note 17). The warrants were valued at $19,013 using Binomial option pricing model. The following table presents the quantitative information about the Group’s Level 3 fair value measurements of warrants, which utilize significant unobservable internally-developed inputs:

	Valuation techniques	Unobservable inputs	Range of rates
Warrants issued with ordinary shares in 2020	Binomial model	Expected term Risk-free interest rate Expected volatility Expected dividend yield	5 years 0.58%-0.77% 82.20%-82.36% 0

Cash and cash equivalents, restricted cash, accounts receivable and payable, short term borrowings, accrued liabilities, advance from customers and other current liabilities — costs approximate fair value because of the short maturity period.

There have been no transfers between Level 1, Level 2, or Level 3 categories during the years ended December 31, 2020, 2019 and 2018.

13.	Accrued Liabilities

Accrued liabilities as of December 31, 2020 and 2019 are as follows:

	December 31, 2020	December 31, 2019
Tax penalty payable (a)	$2,780	$2,780
Other payable	3,787	5,024
Other tax payables	972	296
Accrued expense	120	707
Others	831	370
Total accrued liabilities	$8,490	$9,177

(a)	Tax Penalty Payable

The tax penalty payable of $2,780 as of December 31, 2020 and 2019, represented the accrued tax penalty and interest since the Group was late for filing the United States Federal and State income tax returns for the years ended December 31, 2017 and 2016. The Group recorded a tax penalty of $9,670 as of December 31, 2018 based on best estimation as the Group didn’t receive any result from the United States Internal Revenue Service (“IRS”) by then.

On May 27, 2019 and February 20, 2020, IRS issued a notice to the Group which assessed penalties for Federal income tax for the tax years ended December 31, 2017 and 2016 in the amount of $1,190 and $1,290 plus interest, respectively. Therefore, the Group reversed tax penalty payable of $6,890 for the year ended December 31, 2019 based on IRS notices for Federal income tax and the management reassessment for State income tax. As of the issuance of the financial statements, the Group has not received the result of the tax penalty from IRS.

14.	Short-term Borrowings and Long-term Borrowings

	December 31, 2020	December 31, 2019
Debtor finance	$2,789	$2,226
Other short-term borrowings	204	414
Current portion of long-term borrowings	273	217
Total short-term borrowings and current portion of long-term borrowings	3,266	2,857

Long term bank borrowings	6,573	6,256
Other long-term borrowings	55	–
Total long-term borrowings	6,628	6,256
Less: current portion of long-term borrowings	(273)	(217)
Total long-term borrowings, excluding current portion	6,355	6,039
Total borrowings	$9,621	$8,896

As of December 31, 2020, the maturities of the long-term borrowings are as follows:

USD
2021	$273
2022	498
2023	318
2024	375
2025	424
Thereafter	4,740
$6,628

Debtor Finance

The Group’s subsidiary, Solar Juice, entered into debtor finance agreements with Scottish Pacific on March 18, 2018, whereby Scottish Pacific provided Solar Juice invoice discounting facility with a limit of $5,624, at service fee charge of 0.13% based on the invoices processed, and discount fee charge of margin percentage minus 0.59% (margin percentage is around 6.76% during 2020 and 2019) based on the average daily debtor finance balance. The accounts receivable collection of Solar Juice was automatically transferred to Scottish Pacific for the debtor finance repayment at the ending of each work day. As of December 31, 2020 and 2019, the debtor finance balance was $2,789 and $2,226, respectively.

PPP Loan

On May 5, 2020, Phoenix was granted a loan from Zions Bancorporation, N.A. dba California Bank & Trust in the aggregate amount of $551, pursuant to the Paycheck Protection Program (the “PPP”) under Division A, Title I of the CARES Act, which was enacted on March 27, 2020 (the “PPP Loan”).

The PPP Loan proceeds are available to be used to pay for payroll costs, including salaries, commissions, and similar compensation, group health care benefits, and paid leaves; rent; utilities; and interest on certain other outstanding debt. The amount that will be forgiven will be calculated in part with reference to the Phoenix’s full time headcount during the eight week period following the funding of the PPP Loan. On October 21, 2020, the Phoenix received approval from the lender for the formal forgiveness of the PPP Loan. As a result, a gain in the amount of $551 has been recognized in the consolidated financial statements and is presented in the consolidated statement of operations within other income.

On April 8, 2020, SPI Solar Inc., a subsidiary of the Group, was granted a PPP loan from East West Bank in amount of $163, which was in the form of a promissory note, matures on April 8, 2022. On April 12, 2020, Knight Holding Corporation, a subsidiary of the Group, was granted a PPP loan from East West Bank in amount of $42, which was in the form of a promissory note, matures on April 12, 2022. Both PPP notes bear interest at a rate of 1.00% per annum, payable monthly commencing on the date that is seven months after the date of the notes. The PPP notes may be prepaid at any time prior to maturity with no prepayment penalties.

EIDL Loan

On May 26, 2020, Phoenix was granted a loan from the U.S. Small Business Association in the aggregate amount of $150, pursuant to the Economic Injury Disaster Loan under Section 7(b) of the Small Business Act, as amended (the “EIDL Loan”).

The EIDL Loan, which was in the form of a promissory note (the “EIDL Note”) dated May 26, 2020 issued by the Phoenix, matures on May 26, 2050 and bears interest at a rate of 3.75% per annum, payable monthly commencing on May 26, 2021. The EIDL Note may be prepaid at any time prior to maturity with no prepayment penalties. Funds from the EIDL Loan may only be used for working capital purposes to alleviate economic injury caused by disaster occurring in the month of January 31, 2020 and continuing thereafter cause by the coronavirus pandemic.  Phoenix has used the entire EIDL Loan amount for what management believes to be qualifying expenses.

Long term bank borrowing

As of December 31, 2020, long term bank borrowings primarily represent a 10-year long term loan borrowed from Santander Bank amounting to $6,217 (2019: $6,256) with a maturity date of February 16, 2027, of which $4,663 is at interest rate of 3.96% per annum and $1,554 is at interest rate of 2.84% per annum.

The interest expense of bank loans from continuing operations was $491, $544 and $525 for the years ended December 31, 2020, 2019 and 2018. The average interest rate on short term borrowings from continuing operations was 5.30%, 7.97% and 7.39% per annum for the years ended December 31, 2020, 2019 and 2018, respectively.

15.	Convertible Bonds

	December 31, 2020	December 31, 2019
Brilliant King Group Limited (1)	$12,000	$12,000
Poseidon Sports Limited (1)	3,000	3,000
Magical Glaze Limited (2)	13,400	20,000
Vision Edge Limited (1)	20,000	20,000
Iliad Research and Trading, L.P. (3)	–	907
Streeterville Capital, LLC (4)	1,973	–
Total convertible bonds, current	$50,373	$55,907

(1)	2014 and 2015 Convertible Promissory Note and Amendments

In December 2014 and June 2015, the Group entered into three convertible promissory note purchase agreements with Brilliant King Group Limited (“Brilliant King”), Poseidon Sports Limited (“Poseidon”) and Vision Edge Limited (“Vision Edge”), respectively whereby the Group agreed to sell and issue to these three investors convertible promissory notes in an aggregate principal amount of $35,000. The convertible notes bore no interest, and might be partially or wholly converted into shares of the Group’s ordinary shares at any time prior to maturity at the option of the investor.

The Group defaulted the payment for all above outstanding convertible bonds of $35,000 in June 2016. The convertible notes bore no interest, and there were no default terms including default interest or penalty stated in the above convertible promissory notes. As of December 31, 2020, all the conversion option of the above convertible bonds had expired.

(2)	Convertible Promissory Note and Amendment with Union Sky/ MGL

In December 2014, the Group entered into a convertible promissory note purchase agreement with Union Sky Holding Group Limited (“Union Sky”) whereby the Group agreed to sell and issue to the investor convertible promissory notes in an aggregate principal amount of $20,000. On June 29, 2018, the Group entered into an amendment agreement with Union Sky and Magical Glaze Limited (“MGL”), who are under common control. The amendment transferred all the rights and obligations of the convertible bond to MGL and the maturity date of the note was extended with the repayment of $6,600, $6,700 and $6,700 of the principal amount of the convertible bond and interest thereon due by December 2019, June 2020 and December 2020, respectively. The conversion price per ordinary share of this amended convertible bond equals the weighted average daily closing price of the Group’s ordinary shares in the NASDAQ stock market 10 working days prior to the date of signing this amendment agreement, which is $4.30 per share. As a result of this amendment, the Group recognized a gain on troubled debt restructuring of $1,887 for the year ended December 31, 2018,

On October 7, 2020, the Group entered into another amendment agreement with MGL and the maturity date of the note was further extended with the repayment of $6,600 and $13,400 of the principal amount due by October 8 2020 and March 31, 2021, respectively. In addition, if the Group is late in paying the debt, the overdue fine shall be calculated on a daily basis at an annual interest rate of 18% from April 30, 2017, until the Group has paid off all the principal and overdue fine. The Group accounted for this amendment under ASC 470-50 Modifications and Extinguishments and determined that the debt instruments are not substantially different before and after the amendment and there is no increase in the fair value of the embedded conversion option. Therefore, there is no change to the carrying amount of the convertible bond. The Group made $6,600 and $13,400 repayment on October 8, 2020 and March 31, 2021, respectively.

(3)	Convertible Promissory Note and Amendment with ILIAD

On May 28, 2019, the Group entered into a Secured Convertible Promissory Note with ILIAD (the “ILIAD Note”), with an initial principal amount of $1,335. The ILIAD Note had a 12-month term and carried interest at 10% per annum. The Group’s obligations under the ILIAD Note may be prepaid at any time, provided that in such circumstance the Group would pay 115% of any amounts outstanding under the note and being prepaid. The note could be convertible into shares of the Group’s common stock at a conversion price of $10 per share (“Conversion Price”) at any time after the issuance date.

ILIAD could redeem any portion of the note, at any time after six months from the issue date, subject to a maximum monthly redemption amount of $200, with the Group having the option to pay such redemptions in cash, the Group’s common stock at the Redemption Conversion Price, or by a combination thereof. The Redemption Conversion Price should be the lesser of $10 or 80% of the lowest closing trade price during the ten trading days immediately preceding the applicable measurement date.

On December 10, 2019, the Group made an amended to the ILIAD Note to defer the first redemption to after January 1, 2020. The Group evaluated the Amendment in accordance with ASC 470, Debt (“ASC 470”) and determined the Amendment is not considered a troubled debt restructuring or an extinguishment of the existing debt.

The Group determines that the conversion feature within the ILIAD Note meets the requirements to be treated as a derivative and the Group estimates a fair value of the derivative liability using the Black-Scholes Model upon the date of issuance. The Group recorded a total of $1,018 debt discount upon the issuance of ILIAD Note, including the $937 fair value of the embedded derivative liability, $19 of direct transaction costs incurred, and $62 original issue discount. The debt discount is amortized to interest expense over the term of the loan. Amortization of the debt discount was $424 and $594 for the year ended December 31, 2020 and 2019, respectively.

During the year ended December 31, 2020, ILIAD redeemed $300 of the note into 216,344 shares of the Group’s common stock and redeemed $1,153 in cash payment for the remaining of the note. As of December 31, 2020, ILIAD Note was fully converted and redeemed.

(4)	Convertible Promissory Note with Streeterville Capital, LLC

On November 3, 2020, the Group entered into a Convertible Promissory Note with Streeterville Capital, LLC (the “Streeterville Note”), with an initial principal amount of $2,110. The Streeterville Note had a 12-month term and carried interest at 10% per annum. The Group’s obligations under the Streeterville Note may be prepaid at any time, provided that in such circumstance the Group would pay 115% of any amounts outstanding under the note and being prepaid. The note could be convertible into shares of the Group’s common stock at a conversion price of $26 per share (“Conversion Price”) at any time after the issuance date.

Streeterville could redeem any portion of the note, at any time after six months from the issue date, subject to a maximum monthly redemption amount of $350, with the Group having the option to pay such redemptions in cash, the Group’s common stock at the Redemption Conversion Price, or by a combination thereof. The Redemption Conversion Price should be the lesser of $26 or 80% of the lowest closing trade price during the ten trading days immediately preceding the applicable measurement date.

The Group determines that the conversion feature embedded within the Streeterville Note meets the requirements to be treated as a derivative and the Group estimates a fair value of the derivative liability using the Binomial Model upon the date of issuance.

The Group recorded a total of $164 debt discount upon the issuance of Streeterville Note, including the $54 fair value of the embedded derivative liability, $10 of direct transaction costs incurred, and $100 original issue discount. Amortization of the debt discount was $28 for the year ended December 31, 2020.

As of December 31, 2020 and 2019, the carrying amounts of the Group’s convertible bonds are $50,373 and $55,907, net of unamortized debt discount of $137 and $424, respectively.

16.	Amount Due to an Affiliate

	December 31,	December 31,
	2020	2019
Amount due to an affiliate, current	$9,756	$9,128
Amount due to an affiliate, noncurrent	832	1,728
Total amount due to an affiliate	$10,588	$10,856

Amount due to an affiliate includes: i) payment made by Sinsin on the behalf of the Group of $9,563 and $8,819 as of December 31, 2020 and 2019 respectively, which is classified as amount due to an affiliate, current; ii) a borrowing of $729 (EUR 650) from Sinsin on February 20, 2019 with an interest rate of 5% per annum which will mature on December 31, 2024. The balance as of December 31, 2020 was $670, of which $193 will be paid in 2021; iii) a borrowing of $1,308 (EUR 1,165) from Sinsin on October 14, 2019 with an interest rate of 4.5% per annum which will mature on December 31, 2027. The balance as of December 31, 2020 was $355, none of which will be paid in 2021.

17.	Ordinary Shares

During the year ended December 31, 2020 and 2019, the Group issued nil and 107,000 restricted ordinary shares to core management members and other management, respectively (see Note 19). During the year ended December 31, 2020, the Group issued 109,500 ordinary shares due to employee share options exercising.

During the year ended December 31, 2020, ILIAD converted $300 of the note into 216,344 shares of the Group’s ordinary shares.

On October 2, 2020, the Group entered into a securities purchase agreement with certain investors to sell 2,964,000 ordinary shares for $14,552, after deducting the placement agent’s fees and other expenses, at purchase price of $5.4 per share.

On December 7, 2020, the Group entered into a securities purchase agreement with certain investors to sell 3,495,000 ordinary shares for $32,258, after deducting the placement agent’s fees and other expenses, at purchase price equal to $10.02 per share. In connection with the offering, the Group also issued the holders one share purchase warrant for every ordinary share. The warrants are immediately exercisable upon issuance and expire five years after the issuance date. The warrant is recognized as an equity instrument, which is classified within equity as additional paid-in capital.

On November 12, 2020, the Group completed the acquisition of Phoenix and issued 934,720 shares of the Group’s ordinary share as part of the consideration.

The issued ordinary share of the Group as of December 31, 2020 and 2019 was 22,340,689 shares and 14,621,125 shares, respectively.

18.	Noncontrolling Interests

In May 2020, the Group’s subsidiary, Solar Juice, issued its shares pro rata in accordance with its shareholders’ existing shares, which the Group and the minority shareholders of Solar Juice subscribed the shares and made capital investment of $996 and $249, respectively. The Group and the minority shareholders still own 80% and 20% equity interest of Solar Juice immediately before and after the subscription, with no change in the ownership percentage. As a result of the subscription, the Group recognized noncontrolling interest of $249 for the additional capital contribution made by the minority shareholders.

On July 25, 2019, the Group purchased the 20% equity interest of SR II and 30% equity interest of SR V, subsidiaries of the Group in Italy, from Green Equity S.à r.l. (“Green Equity”), the minority shareholder of SR II and SR V. The purchase price was totally $75, and the carrying amount of the noncontrolling interest of SR II and SR V was $1,213 as of the purchase date. Green Equity also waived the amount due from SR II and SR V of $1,140.

During the year ended December 31, 2019, the Group derecognized the noncontrolling interest of $1,213, and the difference between the purchase price together with the debt forgiveness mount, and the carrying amount of noncontrolling interest was recorded in additional paid-in capital, which was $2,278.

19.	Share-based Compensation

The Group measures employee share-based compensation expense for all share-based compensation awards based on the grant-date fair value and recognizes the cost in the financial statements over the employee requisite service period.

During the years ended December 31, 2020, 2019 and 2018, the share-based compensation expense attributable to continuing operations was $315, $821 and $2,726, respectively. The following table summarizes the consolidated share-based compensation expense from continuing operations, by type of awards:

	For the Years Ended
	December 31,	December 31,	December 31,
	2020	2019	2018
Employee stock options	$315	$305	$1,799
Restricted stock grants	–	516	927
Total share-based compensation expense	$315	$821	$2,726

The following table summarizes the consolidated share-based compensation by line items from continuing operations:

	For the Years Ended
	December 31, 2020	December 31, 2019	December 31, 2018
General and administrative	$296	$768	$2,579
Sales, marketing and customer service	19	53	147
Total share-based compensation expense	315	821	2,726
Total share-based compensation expense after income taxes	$315	$821	$2,726

As share-based compensation expense recognized in the consolidated statements of operations is based on awards ultimately expected to vest, it has been reduced for estimated forfeitures. Forfeitures are required to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

Determining Fair Value

Valuation and Amortization Method —The Group estimates the fair value of service-based and performance-based stock options granted using the Black-Scholes option-pricing formula. The fair value is then amortized on a straight-line basis over the requisite service periods of the awards, which is generally the vesting period. In the case of performance-based stock options, amortization does not begin until it is determined that meeting the performance criteria is probable. Service-based and performance-based options typically have a ten-year life from date of grant and vesting periods of four years.

Expected Term —The Group’s expected term represents the period that the Group’s share-based awards are expected to be outstanding. For awards granted subject only to service vesting requirements, the Group utilizes the simplified method for estimating the expected term of the share-based award, instead of historical exercise data. For its performance-based awards, the Group has determined the expected term life to be 6.25 years based on contractual life and the seniority of the recipient.

Expected Volatility —The Group uses historical volatility of the price of its ordinary shares to calculate the volatility for its granted options.

Expected Dividend —The Group has never paid dividends on its ordinary shares and currently does not intend to do so, and accordingly, the dividend yield percentage is zero for all periods.

Risk-Free Interest Rate — The Group bases the risk-free interest rate used in the Black-Scholes valuation model upon the implied yield curve currently available on U.S. Treasury zero-coupon issues with a remaining term equal to the expected term used as the assumption in the model.

Assumptions used in the determination of the fair value of share-based payment awards using the Black-Scholes model for stock option grants were as follows:

	For the Years Ended
	December 31, 2020	December 31, 2019	December 31, 2018
Expected term	6.25	6.25	6.25
Risk-free interest rate	0.07%-0.09%	1.55%-2.51%	2.54%-3.03%
Expected volatility	537%-762%	575%-605%	624%-756%
Expected dividend yield	0%	0%	0%

Equity Incentive Plan

On May 8, 2015, the Group adopted the 2015 Equity Incentive Plan (the “2015 Plan”) which permits the Group to grant stock options to directors, officers or employees of the Group or others to purchase shares of Ordinary Stock of the Group through awards of incentive and nonqualified stock options (“Option”), Restricted Stock or Unrestricted Stock and stock appreciation rights (“SARs”) which was approved by the shareholders. The total number of shares which may be issued under the 2015 Plan is 9% of the number of outstanding and issued ordinary shares of the Group. The Option Price per Share shall be determined by the compensation committee of the Board (“Compensation Committee”), unless expressly approved by the Compensation Committee, shall not be less than 100% of the fair market value of the shares on the date an Option is granted.

During the year ended December 31, 2019, the Board of Directors approved the grants of Restricted Stock Units (“RSUs”) to core management members and other management, pursuant to the terms of the 2015 Plan. The total number of RSUs granted was 107,000 shares. The vesting schedules are 100% vested at the grant date for all the grants. All these shares were issued to the management during the year ended December 31, 2019. The Group used the market price of its shares at grant date as the fair value of the RSUs in calculating the share based compensation expense. There was no RSU granted in the year ended December 31, 2020.

The following table summarizes the Group’s stock option activities:

	Shares	Weighted-Average Exercise Price Per Share	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value ($000)
Outstanding as of December 31, 2017	501,260	66	7.03	$769
Granted	287,000	13
Exercised	–	–
Forfeited/expired	(528,060)	10
Outstanding as of December 31, 2018	260,200	212	8.59	$–
Granted	65,000	3
Exercised	–	–
Forfeited/expired	(70,000)	4	22.05
Outstanding as of December 31, 2019	255,200	19	6.70	$–
Granted	300,000	9	10.00
Exercised	(109,500)	4
Forfeited/expired	(56,800)	27	6.00
Outstanding as of December 31, 2020	388,900	11	7.52	$486
Vested and exercisable as of December 31, 2020	37,450	36	5.35	$49
Expected to vest as of December 31, 2020	215,229	13	7.44	$349

The following table presents the exercise price and remaining life information about options exercisable at December 31, 2020:

Range of exercise price	Shares Exercisable	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Aggregate Intrinsic ($000)
$118 - $172	1,000	4.12	172.00	–
$40 - $117	14,600	5.38	62.03	–
$3 - $39	18,100	5.92	15.03	28
$1-$2	3,750	9.25	2.24	21
	37,450			49

Following is a summary of our restricted stock awards as follows:

	Number of Shares	Weighted Average Grant-Date Fair Value
Restricted stock units at December 31, 2017	215,809	151
Granted	663,460	1
Forfeited	(250)	185
Restricted stock units at December 31, 2018	879,019	38
Granted	107,000	3
Forfeited	–	–
Restricted stock units at December 31, 2019	986,019	34
Granted	–	–
Forfeited	–	–
Restricted stock units at December 31, 2020	986,019	34

Changes in the Group’s non-vested stock awards are summarized as follows:

	Time-based Options		Restricted Stock
	Shares	Weighted Average Exercise Price Per Share	Shares	Weighted Average Grant-Date Fair Value Per Share
Non-vested as of December 31, 2017	379,920	$9	1,313	$264
Granted	287,000	13	663,460	1
Vested	(87,285)	25	(663,273)	1
Forfeited	(396,335)	13	(250)	185
Non-vested as of December 31, 2018	183,300	$8	1,250	$185
Granted	65,000	3	107,000	3
Vested	(70,050)	17	(108,250)	5
Forfeited	(62,500)	4	–	–
Non-vested as of December 31, 2019	115,750	$11	–	$–
Granted	300,000	9	–	–
Vested	(50,350)	9	–	–
Forfeited	(13,950)	50	–	–
Non-vested as of December 31, 2020	351,450	$8	–	$–

The total fair value of shares vested during the years ended December 31, 2020, 2019 and 2018 was $351, $690 and $1,382, respectively. There were no changes to the contractual life of any fully vested options during the years ended December 31, 2020, 2019 and 2018.

20.	Income Taxes

Loss before provision for income taxes is attributable to the following geographic locations for the years ended December 31:

	2020	2019	2018
United States	$(7,525)	$(4,926)	$(6,946)
Foreign Countries	1,718	(10,130)	1,141
	$(5,807)	$(15,056)	$(5,805)

The provision for income taxes consists of the following for the years ended December 31:

	2020	2019	2018
Current tax:
Federal tax	$–	$–	$–
State tax	12	7	7
Foreign countries	827	275	408
Total current tax	839	282	415
Deferred tax:
Federal tax	$(22)	(9)	15
State tax	–	(4)	–
Foreign countries	(359)	(177)	(98)
Total deferred tax	(381)	(190)	(83)
Total provision for income taxes	$458	$92	$332

The reconciliation between the actual income tax expense and income tax computed by applying the statutory U.S. Federal income tax rate for the years ended December 31 is as follows:

	2020	2019	2018
Provision for income taxes at U.S. Federal statutory rate	$(1,219)	$(3,161)	$(1,219)
State taxes, net of federal benefit	(411)	(944)	(168)
Foreign taxes at different rate	458	314	902
Non-deductible expenses	211	(936)	(231)
Tax law changes	–	–	188
Valuation allowance	2,150	6,463	45,870
Other	(743)	(209)	–
Disposition of subsidiaries	–	–	(45,193)
Share Based Compensation	12	12	579
Gain on debt modification	–	–	(396)
Reversal of tax penalty	–	(1,447)	–
	$458	$92	$332

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

	2020	2019
Deferred tax assets:
Net operating loss carry forwards	$78,319	$77,101
Temporary differences due to accrued warranty costs	138	467
Investment in subsidiaries	4,459	3,670
Credits	16	16
Allowance for bad debts	1,545	1,502
Fair value adjustment arising from subsidiaries acquisition	29	806
Stock compensation	820	858
Unrealized loss on derivatives	5,109	5,095
Unrealized investment loss	4,390	5,409
Impairment of property, plant and equipment, and project assets	541	1,464
Other temporary differences	6,841	3,646
Valuation allowance	(102,125)	(99,976)
Total deferred tax assets	82	58
Deferred tax liabilities:
Fair value adjustment arising from subsidiaries acquisition	(3,966)	(3,227)
Other	–	(279)
Total deferred tax liabilities	(3,966)	(3,506)
Net deferred tax liabilities	$(3,884)	$(3,448)

As of December 31, 2020, the Group had a net operating loss carry forward for federal income tax purposes of approximately $323,241 which will start to expire in the year 2028. The Group had a total state net operating loss carry forward of approximately $216,675, which will start to expire in the year 2021. The Group has foreign net operating loss carry forward of $11,182, some of which begin to expire in 2021. The Group had a federal AMT credit of $16, which does not expire.

Utilization of the federal and state net operating losses is subject to certain annual limitations due to the “change in ownership” provisions of the Internal Revenue Code of 1986 and similar state provisions. However, the annual limitation may be anticipated to result in the expiration of net operating losses and credits before utilization.

The Group recognizes deferred tax assets if it is more likely than not that those deferred tax assets will be realized. Management reviews deferred tax assets periodically for recoverability and makes estimates and judgments regarding the expected geographic sources of taxable income in assessing the need for a valuation allowance to reduce deferred tax assets to their estimated realizable value. Realization of the Group’s deferred tax assets is dependent upon future earnings, if any, the timing and amount of which are uncertain. Because of the Group’s lack of earnings history, the net deferred tax assets have been fully offset by a valuation allowance in the U.S. The valuation allowance increased by $2,150, $6,453 and $45,870 during the years ended December 31, 2020, 2019 and 2018, respectively.

The Group had no unrecognized tax benefits as of December 31, 2020 and 2019, respectively. The Group currently files income tax returns in the U.S., as well as California, Hawaii, New Jersey, and certain other foreign jurisdictions. The Group is currently not the subject of any income tax examinations. The Group’s tax returns generally remain open for tax years after 2011.

The Group has analyzed the impact of adopting ASC 606 on the Group's financial statements and disclosures. There is no material impact on the financial statements of adopting ASC 606. Therefore, there is no material tax impact either.

The Coronavirus Aid, Relief and Economy Security (CARES) Act (“the CARES Act, H.R. 748”) was signed into law on 27 March 2020. The CARES Act temporarily eliminates the 80% taxable income limitation (as enacted under the Tax Cuts and Jobs Act of 2017) for NOL deductions for 2018-2020 tax years and reinstated NOL carrybacks for the 2018-2020 tax years. Moreover, the CARES Act also temporarily increases the business interest deduction limitations from 30% to 50% of adjusted taxable income for the 2019 and 2020 taxable year. Lastly, the Tax Act technical correction classifies qualified improvement property as 15-year recovery period, allowing the bonus depreciation deduction to be claimed for such property retroactively as if it was included in the Tax Act at the time of enactment. The company does not anticipate a material impact on its financial statements as of December 31, 2020 due to the recent enactment.

21.	Net Loss Per Share

As a result of the net loss for the years ended December 31, 2020, 2019 and 2018, there is no dilutive impact to the net loss per share calculation for the period.

The following table presents the calculation of basic and diluted net loss per share:

	December 31,	December 31,	December 31,
	2020	2019	2018
Numerator:
Numerator for net loss from continuing operations per share-basic and diluted	$(6,515)	$(15,258)	$(6,168)
Numerator for net loss from discontinued operations per share-basic and diluted	$–	$–	$(6,114)
Denominator:
Basic weighted-average ordinary shares	15,907,144	12,733,062	7,262,023
Diluted weighted-average ordinary shares	15,907,144	12,733,062	7,262,023
Basic and diluted net loss per share-continuing operations	$(0.4)	$(1.2)	$(0.9)
Basic and diluted net loss per share-discontinued operations	$–	$–	$(0.8)

For the years ended December 31, 2020, 2019 and 2018, the following securities were excluded from the computation of diluted net loss per share as inclusion would have been anti-dilutive.

	For years ended December 31,
	2020	2019	2018
Share options and non-vested restricted stock	14,158	255,200	261,450
Convertible bonds (see Note 15)	392,992	598,580	465,430
Committed shares (see Note 5)	213,073	–	–
Total	620,223	853,780	726,880

22.	Leases

The Group has operating leases for its PV stations and office facilities. The Group's leases have remaining terms of less than one year to approximately twenty years. Leases with an initial term of 12 months or less are not recorded on the balance sheet; the Group recognizes lease expense for these leases on a straight-line basis over the lease term. The operating lease expenses were $876, $1,080 and $1,133 for the years ended December 31, 2020, 2019 and 2018, respectively.

Maturities of operating lease liabilities as of December 31, 2020 were as follow:

Maturity of Lease Liabilities	Operating Leases
2021	$1,028
2022	673
2023	493
2024	437
2025	444
Thereafter	9,858
Total lease payments	12,933
Less: interest	(6,394)
Present value of lease payments	$6,539
Operating lease liabilities, current	$605
Operating lease liabilities, noncurrent	$5,934

Supplemental information related to operating leases was as follows:

	For the years ended December 31,
	2020	2019
Cash paid for amounts included in the measurement of lease liabilities	$949	$497
New operating lease assets obtained in exchange for operating lease liabilities	$8,198	$2,419

As of December 31, 2020 and 2019, the operating leases had a weighted average remaining lease term of 20. 8 years and 11.8 years, respectively, and a weighted average discount rate of 6.16% and 6.16%, respectively.

23.	Commitments and Contingencies

(a)	Capital Commitments

As of December 31, 2020 and 2019, the Group had capital commitments of approximately $1,063 and $5,144, respectively, from continuing operations. These capital commitments were solely related to contracts signed with vendors for procurement of services or PV related products used for the construction of solar PV systems being developed by the Group.

The capital commitments as at balance sheet dates disclosed above do not include those incomplete acquisitions for investment and business as at balance sheet dates as the agreements could either be terminated unconditionally without any penalty or cancelable when the closing conditions as specified in the agreements could not be met.

(b)	Contingencies

On January 26, 2018, Sinsin Group filed a complaint against the Group requesting the payment of outstanding purchase price and related interest of $43,595 (EUR 38,054). On June 25, 2018, an interim measures judgment was made which appointed an interim management of Sinsin, consisting of two members elected by Sinsin Group and one member elected by the Group. The interim management would manage the bank accounts of Sinsin and collect the proceeds of electric energy revenue. On October 29, 2020, an arbitration decision was made that the Group will need to pay the outstanding purchase price of $43,595 (EUR 38,054), together with interest at 6% accruing from November 20, 2015 on half of the outstanding purchase and from June 30, 2016 on the remaining half of the outstanding purchase price to the date of eventual payment. The Group intended to vigorously pursue all legal remedies available to the Group.

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

24.	Concentration Risk

A substantial percentage of the Group’s net revenue comes from sales made to a small number of customers to whom sales are typically made on an open account basis. There was one customer of which the revenue accounted for 12% of total net revenue for the years ended December 31, 2020. There was no customer of which the revenue accounted for 10% or more of total net revenue for the year ended December 31, 2019. As of December 31, 2020 and 2019, there was one customer of which the accounts receivable accounted for 32% of total accounts receivable.

25.	Related Party Transactions

The amount due from related parties of $194 and $154 as of December 31, 2020 and 2019, respectively, represented the advance payment to management for business operation.

In 2018, the Group disposed SPI China to Lighting Charm, an affiliate of Ms. Shan Zhou, the spouse of Xiaofeng Peng, the Group’s Chairman of the Board of Directors and Chief Executive Officer. As of the December 10, 2018, the disposition was closed (see Note 4(1)).

During year ended December 31, 2020 and 2019, SPI China paid operation expenses of $378 and $653, respectively, on behalf of the Group, and the payable to SPI China was waived by SPI China.

26.	Subsequent Events

(1)	Securities Purchase Agreement

On February 8, 2021, the Group issued 1,365,375 ordinary shares for $13,591 ($10.79 per share), net of direct offering cost of $1,141.

(2)	Purchase agreement with Petersen-Dean, Inc.

On January 6, 2021, Solarjuice American, Inc. (“Solarjuice America”), a wholly-owned subsidiary of the Group, purchased of all work-in-progress consumer contracts of Petersen-Dean, Inc. (“Petersen-Dean”) for a consideration of $875 in a court-approved agreement. Petersen-Dean specializes in residential roofing and solar installations across the U.S. On February 25, 2021, Solarjuice American closed the acquisition of substantially all operating assets of Petersen-Dean including certain construction contracts with work-in-progress billings, fixed assets, intellectual properties and other assets, for a total consideration of $6,850, plus the assumption of $11,000 of outstanding balance under an account receivables financing.  Solarjuice American does not assume any Petersen-Dean’s obligations other than in several limited situations, the obligations to cure existing leases or warranties.

(3)	Convertible Promissory Note with Streeterville Capital, LLC

On February 1, 2021, the Group entered into a Convertible Promissory Note with Streeterville Capital, LLC (the “Streeterville 2021 Note”), with an initial principal amount of $4,210. The Group received $4,000 in cash from the Streeterville, and the remainder $10 was retained for legal fees for the issuance of the Streeterville 2021 Note and the original issue discount of $200. The Streeterville 2021 Note had a 12-month term and carried interest at 10% per annum. The Group’s obligations under the Streeterville 2021 Note may be prepaid at any time, provided that in such circumstance the Group would pay 115% of any amounts outstanding under the note and being prepaid. The note could be convertible into the Group’s ordinary shares at a conversion price of $20 per share at any time after the issuance date. Streeterville could redeem any portion of the note, at any time after six months from the issue date, subject to a maximum monthly redemption amount of $700, with the Group having the option to pay such redemptions in cash, the Group’s ordinary shares at the Redemption Conversion Price, or by a combination thereof.

(4)	Purchase agreements with MA Lovers Lane, LLC

On April 12, 2021, the Group through its wholly-owned subsidiary SPI Solar, Inc., executed a definitive agreement to acquire MA Lovers Lane 6.5 megawatt (MW) solar photovoltaic project and 5.45 megawatt hour (MWh) energy storage project in Massachusetts from a third-party developer, for a total consideration of $2,135 plus interconnection cost. The project will sell power through Massachusetts’ SMART program and will provide community solar subscriptions to national grid customers.

The Group has evaluated subsequent events through the date of issuance of the consolidated financial statements, there were no other subsequent events occurred that would require recognition or disclosure in the consolidated financial statements

