Form 20-F/A
period 2020-12-31
SPI Energy Co., Ltd.
filed 2021-10-29
CIK 1210618

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

☐ Yes ☒ No

EXPLANATORY NOTE

THIS AMENDMENT TO THE ANNUAL REPORT ON FORM 20-F FOR THE FISCAL YEAR ENDED DECEMBER 31, 2021 IS BEING FILED TO (I) UPDATE PART I. ITEM 3. KEY INFORMATION TO PROVIDE ADDITIONAL DISCLOSURE REGARDING THE CORPORATE INFORMATION AND ADDED ADDITIONAL RISK FACTORS, AND (III) PROVIDE AN UPDATED AUDITOR’S CONSENT. FOR CONVENIENCE, THIS AMENDMENT SETS FORTH THE ORIGINAL 20-F FILING IN ITS ENTIRETY AS AMENDED WHERE NECESSARY TO REFLECT THE AMENDMENT. THIS AMENDMENT SHOULD BE READ IN CONJUNCTION WITH THE ORIGINAL 20-F, AND THE COMPANY’S OTHER FILINGS MADE WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION SUBSEQUENT TO THE FILING OF THE ORIGINAL 20-F ON APRIL 29, 2021. THE ORIGINAL 20-F HAS NOT BEEN AMENDED OR UPDATE TO REELECT EVENTS OCCURRING AFTER APRIL 29, 2021, EXCEPT AS SPECIFICALLY SET FORTH IN THIS AMENDMENT.

ITEM 4A.	UNRESOLVED STAFF COMMENTS	63

PART III		107

ITEM 17.	FINANCIAL STATEMENTS	107
ITEM 18.	FINANCIAL STATEMENTS	107
ITEM 19.	EXHIBITS	107

i

CONVENTIONS THAT APPLY TO THIS ANNUAL REPORT

Unless otherwise indicated and except where the context otherwise requires, references in this annual report on Form 20-F to:

•	“we,” “us,” “our Company,” “our” or “SPI Energy” refer to SPI Energy Co., Ltd., a Cayman Islands holding company and its subsidiaries or any of them, or where the context so requires, in respect of the period before our Company became the holding company of its present subsidiaries, such subsidiaries as if they were subsidiaries of our Company at the relevant time;
•	“2018,” “2019” and “2020” refers to our fiscal years ended December 31, 2018, 2019 and 2020, respectively;
•	“ADSs” refers to the American depositary shares, each representing ten ordinary shares, which were listed on the NASDAQ Global Select Market under the symbol of “SPI” between January 19, 2016 and September 18, 2017;
•	“AUD” or “Australian Dollar” refers to the legal currency of Australia;
•	“BT model” refers to our build-and-transfer model;
•	“China” and “PRC” refer to the People’s Republic of China, excluding, for purposes of this annual report, Hong Kong and Macau special administrative regions and Taiwan;
•	“DG” refers to distributed generation;
•	“EPC” refers to engineering, procurement and construction services;
•	“EUR” or “Euro” refers to the legal currency of the countries comprising the euro area;
•	“EV” refers to electric vehicle;
•	“British Pound” or “GBP” refers to the legal currency of the United Kingdom;
•	“Japanese Yen” or “JPY” refers to the legal currency of Japan;
•	“FIT” refers to feed-in tariff(s);
•	“IPP model” refers to our independent power producer model;
•	“LDK” refers to LDK Solar Co., Ltd.;
•	“O&M” refers to operating and maintenance;
•	“PPA” refers to power purchase agreement(s);
•	“PV” refers to photovoltaic;
•	“Redomicile Merger” refers to the redomicile of Solar Power, Inc. to the Cayman Islands through a merger with and into a wholly-owned subsidiary of SPI Energy Co., Ltd., which was completed on January 4, 2016;
•	“RMB” or “Renminbi” refers to the legal currency of China;
•	“Shares” or “ordinary shares” refers to our ordinary shares, par value $0.0001 per share;
•	“SPI California” refers to Solar Power, Inc., a company incorporated under the laws of California;
•	“U.K.” refers to the United Kingdom;
•	“U.S.” refers to the United States of America;
•	“U.S. dollar” or “$” refers to the legal currency of the United States of America; and
•	“watt” or “W” refers to the measurement of total electrical power, where “kilowatt” or “kW” means one thousand watts, “megawatt” or “MW” means one million watts and “gigawatt” or “GW” means one billion watts.

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

SPI Energy Co., Ltd (“SPI”) is a holding company incorporated in the Cayman Islands. As a holding company with no material operations of its own, SPI conducts substantially all its operations through its operating subsidiaries domiciled in the United States, Japan, United Kingdom, Greece, Italy, Australia and Canada. Investors in our Ordinary Shares should be aware that they are investing in equity solely in SPI, a Cayman Islands holding company. See Exhibit 8.1 to this annual report for a complete list of all our subsidiaries domiciled in the United States, Japan, United Kingdom, Greece, Italy, Australia and Canada and “Business – C. Organizational Structure” for a list of our principal subsidiaries.

We may provide funding to our subsidiaries through capital contributions or loans, subject to the satisfaction of applicable government registration and approval requirements. We rely on dividends and other distributions from our subsidiaries to satisfy part of our liquidity requirement, which are not subject any restrictions and limitations.

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

Risks Related to Our Ordinary Shares

Recent joint statement by the SEC and the PCAOB proposed rule changes submitted by Nasdaq, and the Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to the Company upon assessing the qualification of our auditors. These developments could add uncertainties to investing in our Ordinary Shares.

On April 21, 2020, SEC Chairman Jay Clayton and PCAOB Chairman William D. Duhnke III, along with other senior SEC staff, released a joint statement highlighting the risks associated with investing in companies based in or have substantial operations in emerging markets including China. The joint statement emphasized the risks associated with lack of access for the PCAOB to inspect auditors and audit work papers in China and higher risks of fraud in emerging markets.

On May 18, 2020, Nasdaq filed three proposals with the SEC to (i) apply a minimum offering size requirement for companies primarily operating in a “Restrictive Market,” (ii) adopt a new requirement relating to the qualification of management or the board of directors for Restrictive Market companies, and (iii) apply additional and more stringent criteria to an applicant or listed company based on the qualifications of the company’s auditor.

On May 20, 2020, the U.S. Senate passed the Holding Foreign Companies Accountable Act requiring a foreign company to certify it is not owned or controlled by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. If the PCAOB is unable to inspect the company’s auditors for three consecutive years, the issuer’s securities are prohibited to trade on a national exchange. On December 2, 2020, the U.S. House of Representatives approved the Holding Foreign Companies Accountable Act. On December 18, 2020, the Holding Foreign Companies Accountable Act was signed into law. On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the Holding Foreign Companies Accountable Act. On June 22, 2021, the U.S. Senate passed a bill which, if passed by the U.S. House of Representatives and signed into law, would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the Holding Foreign Companies Accountable Act from three years to two.

The lack of access to the PCAOB inspection in China prevents the PCAOB from fully evaluating audits and quality control procedures of the auditors based in China. As a result, investors may be deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of these accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our Ordinary Shares to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our auditor is headquartered in Manhattan, New York, and has been inspected by the PCAOB on a regular basis with the last inspection in 2018 and an ongoing inspection that started in November 2020. However, recent developments with respect to audits of companies with China or Hong Kong operations, such as SPI, create uncertainty about the ability of SPI’s auditor to fully cooperate with the PCAOB’s request for audit workpapers without the approval of the Chinese authorities. As a result, SPI’s investors may be deprived of the benefits of PCAOB’s oversight of SPI’s auditors through such inspections.

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

As a foreign private issuer whose securities are listed on the NASDAQ Global Select Market, we are permitted to follow certain home country corporate governance practices in lieu of the requirements of the NASDAQ Stock Market Marketplace Rules (the “NASDAQ Rules”) pursuant to NASDAQ Rule 5615(a)(3), which provides for such exemption to compliance with the NASDAQ Rule 5600 Series, Rule 5250(b)(3) and Rule 5250(d). We are relying on the exemptions available to foreign private issuers under the NASDAQ Rules and are not obligated to comply with certain exchange corporate governance standards, including the NASDAQ corporate governance standards requiring that:

•	the majority of the board of directors be comprised of independent directors;

•	executive compensation be determined by independent directors or a committee of independent directors;

•	director nominees be selected, or recommended for selection by the board of directors, by independent directors or a committee of independent directors;

•	we hold an annual meeting of shareholders no later than one year after the end of our fiscal year-end;

•	we make all required disclosures relating to third party director and nominee compensation; and

•	we make available and distribute our annual and interim reports to all shareholders.

Our Cayman Islands counsel, has advised us that there are no comparable Cayman Islands laws related to the above corporate governance standards.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements of SPI Energy Co., Ltd. are included at the end of this annual report beginning on page F-1.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document
1.1	Amended and Restated Memorandum and Articles of Association, as currently in effect (incorporated by reference to Exhibit 3.2 of our registration statement on Form F-4 (File No. 333-204069) filed with the Securities and Exchange Commission on May 11, 2015)
2.1	Registrant’s Specimen Certificate for Shares (incorporated by reference to Exhibit 4.1 of Amendment No. 1 to our registration statement on Form F-4 (file No. 333-204069) filed with the Securities and Exchange Commission on June 24, 2015)
4.1	2006 Equity Incentive Plan (as amended) (incorporated by reference to Exhibit 4.2 to our Post Effective Amendment No. 1 to our registration statement on Form S-8 (file No. 333-203917) filed with the Securities and Exchange Commission on January 4, 2016)
4.2	2015 Equity Incentive Plan (incorporated by reference to Exhibit 10.2 to our registration statement on Form F-4 (file No. 333-204069) filed with the Securities and Exchange Commission on May 11, 2015)
4.3	Form of Indemnification Agreement between the directors and the Registrant (incorporated by reference to Exhibit 10.1 of our registration statement on Form F-4 (file No. 333-204069) filed with the Securities and Exchange Commission on May 11, 2015)
4.6	Form of Project Management Agreement (incorporated by reference to Exhibit 10.2 to our current report on Form 8-K (file No. 000-50142) filed with the Securities and Exchange Commission on February 21, 2014)
4.14	Convertible Promissory Note Purchase Agreement by and between Solar Power, Inc. and Brilliant King Group Ltd. dated December 12, 2014 (incorporated by reference to Exhibit 10.3 to our current report on Form 8-K (file No. 000-50142) filed with the Securities and Exchange Commission on December 18, 2014)
4.15	Convertible Promissory Note Purchase Agreement by and between Solar Power, Inc. and Poseidon Sports Limited dated December 12, 2014 (incorporated by reference to Exhibit 10.6 to our current report on Form 8-K (file No. 000-50142) filed with the Securities and Exchange Commission on December 18, 2014)
4.16	Convertible Promissory Note Purchase Agreement by and between Solar Power, Inc. and Union Sky Holding Group Limited dated December 15, 2014(incorporated by reference to Exhibit 10.8 to our current report on Form 8-K (file No. 000-50142) filed with the Securities and Exchange Commission on December 18, 2014)
4.23	GK Interest Sale and Purchase Agreement by and between SPI Solar Japan G.K. and Re Capital K.K. dated April 15, 2015 (incorporated by reference to Exhibit 10.1 to our current report on Form 8-K (file No. 000-50142) filed with the Securities and Exchange Commission on April 17, 2015)
4.24	Securities Purchase Agreement by and between EnSync, Inc. (formerly known as ZBB Energy Corporation) and Solar Power, Inc. dated April 17, 2015 (incorporated by reference to Exhibit 10.2 to our current report on Form 8-K (file No. 000-50142) filed with the Securities and Exchange Commission on April 17, 2015)
4.28	Convertible Promissory Note Purchase Agreement by and between Solar Power, Inc. and Vision Edge Limited dated June 15, 2015 (incorporated by reference to Exhibit 10.1 to our current report on Form 8-K (file No. 000-50142) filed with the Securities and Exchange Commission on June 15, 2015)

4.29	Option Agreement by and between Solar Power, Inc. and Vision Edge Limited dated June 15, 2015 (incorporated by reference to Exhibit 10.2 to our current report on Form 8-K (file No. 000-50142) filed with the Securities and Exchange Commission on June 15, 2015)
4.30	Supply Agreement between EnSync, Inc. (formerly known as ZBB Energy Corporation) and Solar Power, Inc. dated July 13, 2015 (incorporated by reference to Exhibit 10.3 to our current report on Form 8-K (file No. 000-50142) filed with the Securities and Exchange Commission on April 17, 2015)
4.31	Governance Agreement between EnSync, Inc. (formerly known as ZBB Energy Corporation) and Solar Power, Inc. dated July 13, 2015 (incorporated by reference to Exhibit 10.2 to our current report on Form 8-K (file No. 000-50142) filed with the Securities and Exchange Commission on July 14, 2015)
4.32	Second Amended and Restated Agreement and Plan of Merger and Reorganization by and among Solar Power, Inc., SPI Energy Co., Ltd. and SPI Merger Sub, Inc. dated October 30, 2015(incorporated by reference to Exhibit 2.1 of our current report on Form 8-K (file No. 000-50142) filed with the Securities and Exchange Commission on October 30, 2015)
4.36	Purchase Agreement by and between Alpha Assai fund sp of Sunrise SPC and SPI Energy Co., Ltd. dated October 10, 2017 (incorporated by reference to Exhibit 4.43 to our Annual Report on Form 20-F for the year ended December 31, 2016, filed with the Securities and Exchange Commission on October 27, 2017)
4.38	Sale and Purchase Agreement dated August 28, 2018 between SPI Energy Co., Ltd. and Lighting Charm Limited (incorporated by reference to Exhibit 4.38 to our Annual Report on Form 20-F for the year ended December 31, 2018, filed with the Securities and Exchange Commission on April 30, 2019)
4.49	Share Purchase Agreement dated January 15, 2019 between SPI Energy Co., Ltd. and Happy Goal Industries Limited (incorporated by reference to Exhibit 4.38 to our Annual Report on Form 20-F for the year ended December 31, 2018, filed with the Securities and Exchange Commission on April 30, 2019)
4.50	Share Purchase Agreement dated January 15, 2019 between SPI Energy Co., Ltd. and CHEONG Hoong Khoeng (incorporated by reference to Exhibit 4.38 to our Annual Report on Form 20-F for the year ended December 31, 2018, filed with the Securities and Exchange Commission on April 30, 2019)
4.51	Share Purchase Agreement dated January 15, 2019 between SPI Energy Co., Ltd. and LDK New Energy Holding Limited (incorporated by reference to Exhibit 4.38 to our Annual Report on Form 20-F for the year ended December 31, 2018, filed with the Securities and Exchange Commission on April 30, 2019)
4.52	Share Purchase Agreement dated January 15, 2019 between SPI Energy Co., Ltd. and LIM Joo Heng (incorporated by reference to Exhibit 4.38 to our Annual Report on Form 20-F for the year ended December 31, 2018, filed with the Securities and Exchange Commission on April 30, 2019)
4.53	Share Purchase Agreement dated January 15, 2019 between SPI Energy Co., Ltd. and UPC Co., Ltd. (incorporated by reference to Exhibit 4.38 to our Annual Report on Form 20-F for the year ended December 31, 2018, filed with the Securities and Exchange Commission on April 30, 2019)
4.54	Share Purchase Agreement dated March 20, 2019 between SP Orange Power (Cyprus) Limited and Thermi Taneo Venture Capital Fund (incorporated by reference to Exhibit 4.38 to our Annual Report on Form 20-F for the year ended December 31, 2018, filed with the Securities and Exchange Commission on April 30, 2019)
4.55	Membership Interest Purchase Agreement for Oregon Portfolio dated on July 15, 2019 between Sulus LLC and SPI Solar, Inc. (incorporated by reference to Exhibit 4.55 to our Annual Report on Form 20-F for the year ended December 31, 2019, filed with the Securities and Exchange Commission on June 29, 2020).
4.56	Common Stock Purchase Agreement between Knight AG Holding Co., Ltd. and Jacky Lo. (incorporated by reference to Exhibit 4.56 to our Annual Report on Form 20-F for the year ended December 31, 2019, filed with the Securities and Exchange Commission on June 29, 2020).

4.57	Management Services Agreement dated on July 24, 2019 between Native American Agricultural Company and CBD and Hemp Group Co., Ltd. (incorporated by reference to Exhibit 4.57 to our Annual Report on Form 20-F for the year ended December 31, 2019, filed with the Securities and Exchange Commission on June 29, 2020).
4.58	Equipment Purchase Contract dated on August 6 2019 between CBD and Hemp Group Co., Ltd. and All Datum Inc. (incorporated by reference to Exhibit 4.58 to our Annual Report on Form 20-F for the year ended December 31, 2019, filed with the Securities and Exchange Commission on June 29, 2020).
4.59	Sales and Purchase Agreement dated on July 8 2019 between Bitmain Equipment (Canada) Inc. and 1215542 B.C.LTD (incorporated by reference to Exhibit 4.59 to our Annual Report on Form 20-F for the year ended December 31, 2019, filed with the Securities and Exchange Commission on June 29, 2020).
4.60	Hosting Agreement dated on July 9, 2019 between 1151203 B.C.LTD and 1215542 B.C.LTD (incorporated by reference to Exhibit 4.60 to our Annual Report on Form 20-F for the year ended December 31, 2019, filed with the Securities and Exchange Commission on June 29, 2020).
4.61	Supplemental Agreement dated on October 7, 2019 between 1151203 B.C.LTD and 1215542 B.C.LTD (incorporated by reference to Exhibit 4.61 to our Annual Report on Form 20-F for the year ended December 31, 2019, filed with the Securities and Exchange Commission on June 29, 2020).
4.62	Second Supplemental Agreement dated on March 8, 2020 between 1151203 B.C.LTD and 1215542 B.C.LTD (incorporated by reference to Exhibit 4.62 to our Annual Report on Form 20-F for the year ended December 31, 2019, filed with the Securities and Exchange Commission on June 29, 2020).
4.63	Remote Hash Power Computing Service Agreement dated on July 15, 2019 between 1215542 B.C.LTD and SPI O range Co., Ltd. (incorporated by reference to Exhibit 4.63 to our Annual Report on Form 20-F for the year ended December 31, 2019, filed with the Securities and Exchange Commission on June 29, 2020).
4.64	Securities Purchase Agreement dated on May 28, 2019 between SPI Energy Co., Ltd. and ILIAD RESEARCH AND TRADING, L.P. (incorporated by reference to Exhibit 4.64 to our Annual Report on Form 20-F for the year ended December 31, 2019, filed with the Securities and Exchange Commission on June 29, 2020).
4.65	Asset Purchase Agreement dated on July 31, 2019 between SPI Solar, Inc. and John M. Wirth (incorporated by reference to Exhibit 4.65 to our Annual Report on Form 20-F for the year ended December 31, 2019, filed with the Securities and Exchange Commission on June 29, 2020).
4.66	Sale and Purchase Agreement dated on September 23 2019 for Sun Roof II between SPI Renewables Energy (Luxemburg) Private Limited Company S.a.r.l and Theia Investments (Italy) S.r.l (incorporated by reference to Exhibit 4.66 to our Annual Report on Form 20-F for the year ended December 31, 2019, filed with the Securities and Exchange Commission on June 29, 2020).
4.67	Sale and Purchase Agreement dated on September 23 2019 for Sun Roof V between SPI Renewables Energy (Luxemburg) Private Limited Company S.a.r.l and Theia Investments (Italy) S.r.l (incorporated by reference to Exhibit 4.67 to our Annual Report on Form 20-F for the year ended December 31, 2019, filed with the Securities and Exchange Commission on June 29, 2020).
4.68	Sale and Purchase Agreement dated on March 16 2020 for Sun Roof I between SPI Renewables Energy (Luxemburg) Private Limited Company S.a.r.l and Theia Investments (Italy) S.r.l (incorporated by reference to Exhibit 4.68 to our Annual Report on Form 20-F for the year ended December 31, 2019, filed with the Securities and Exchange Commission on June 29, 2020).
4.69	Standard Industrial/commercial Single Tenant Lease dated on September 15, 2019 between Al Factory, LLC and SPI Solar, Inc. (incorporated by reference to Exhibit 4.69 to our Annual Report on Form 20-F for the year ended December 31, 2019, filed with the Securities and Exchange Commission on June 29, 2020).
4.70	Acknowledgement dated September 25, 2020 between SPI Energy Co., Ltd. and Magical Glaze Limited (incorporated by reference to Exhibit 10.1 to our Current Report on Form 6-K filed with the Securities and Exchange Commission on September 30, 2020).

4.71	Placement Agency Agreement dated September 30, 2020 between the registrant and Kingswood Capital Markets, Division of Benchmark Investment, Inc. (incorporated by reference to Exhibit 1 to our Current Report on Form 6-K filed with the Securities and Exchange Commission on October 1, 2020.)
4.71	Supplement Agreement dated October 7, 2020 between the registrant and Magical Glaze Limited (incorporated by reference to Exhibit 1 to our Current Report on Form 6-K filed with the Securities and Exchange Commission on October 8, 2020.)
4.72	Deed of Settlement and Release dated October 14, 2020 among Solar Juice Co. Ltd, Kun Fong Lee, Jinhan Zhou, Andrew Lawrence Burgess, Rami Ahmed Fedda, Allied Energy Holding Pie Ltd, Chin Piaw Tan and Solar Juice Ply Ltd (incorporated by reference to Exhibit 10.1 to our Current Report on Form 6-K filed with the Securities and Exchange Commission on October 28, 2020.)
4.73	Securities Purchase Agreement dated November 3, 2020 between the registrant and Streeterville Capital LLC (incorporated by reference to Exhibit 10.1 to our Current Report on Form 6-K filed with the Securities and Exchange Commission on November 4, 2020.)
4.74	Form of Convertible Promissory Note dated November 3, 2020 between the registration and Streeterville Capital LLC (incorporated by reference to Exhibit 10.2 to our Current Report on Form 6-K filed with the Securities and Exchange Commission on November 4, 2020.)
4.75	Membership Interest Purchase Agreement dated November 12, 2020 between Al Yousuf, LLC and Edisonfuture Inc. (incorporated by reference to Exhibit 99.2 to our Current Report on Form 6-K filed with the Securities and Exchange Commission on November 13, 2020.)
4.76	Placement Agency Agreement dated December 3, 2020 between the registrant and co-placement agents therein (incorporated by reference to Exhibit 1 to our Current Report on Form 6-K filed with the Securities and Exchange Commission on December 4, 2020.)
4.77	Form of Warrant (incorporated by reference to Exhibit 4.1 to our Current Report on Form 6-K filed with the Securities and Exchange Commission on December 4, 2020.)
4.78	Form of Securities Purchase Agreement (incorporated by reference to Exhibit 4.2 to our Current Report on Form 6-K filed with the Securities and Exchange Commission on December 4, 2020.)
4.79	Securities Purchase Agreement dated February 1, 2021 between the registrant and Streeterville Capital LLC (incorporated by reference to Exhibit 10.1 to our Current Report on Form 6-K filed with the Securities and Exchange Commission on February 2, 2021.)
4.80	Form of Convertible Promissory Note dated February 1, 2021 between the registration and Streeterville Capital LLC (incorporated by reference to Exhibit 10.2 to our Current Report on Form 6-K filed with the Securities and Exchange Commission on February 2, 2021.)
4.81	Placement Agency Agreement dated February 8, 2021 between the registrant and co-placement agents therein (incorporated by reference to Exhibit 1.1 to our Current Report on Form 6-K filed with the Securities and Exchange Commission on February 11, 2021.)
4.82	Form of Securities Purchase Agreement (incorporated by reference to Exhibit 10.1 to our Current Report on Form 6-K filed with the Securities and Exchange Commission on February 11, 2021.)
4.83	SPI Energy Co., Ltd. Equity Incentive Plan for Phoenix Motorcars Employees
4.84	Asset Purchase and Sale Agreement by and between Petersen-Dean, Inc., Beachhead Roofing & Supply, Inc., California Equipment Leasing Association, Inc., Solar 4 America, Inc., Fences 4 America, Inc., James Petersen Industries, Inc., PD Solar, Inc., Sonoma Roofing Services, Inc., Petersen Roofing and Solar, LLC, Petersen Dean Texas, Inc., Red Rose, Inc., Roofs 4 America, Inc., Tri-Valley Supply, Inc., Petersen Dean Roofing and Solar Systems, Inc., TD Venture Fund, LLC (“Debtor”), and Solarjuice American, Inc. (“Buyer”) (incorporated by reference to Exhibit 10.1 to our Current Report on Form 6-K filed with the Securities and Exchange Commission on March 4, 2021.
4.85*	Invoice Discounting Agreement dated on April 19, 2018 by and between Scottish Pacific (BFS) Pty Limited and Solar Juice Pty Ltd.
5.56	Amendment to Convertible Promissory Note dated on December 10, 2019 between SPI Energy Co., Ltd. and ILIAD RESEARCH AND TRADING, L.P. (incorporated by reference to Exhibit 5.56 to our Annual Report on Form 20-F for the year ended December 31, 2019, filed with the Securities and Exchange Commission on June 29, 2020).
8.1	List of subsidiaries
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 11.1 of our annual report on Form 20-F (file No. 005-78703) filed with the Securities and Exchange Commission on May 17, 2016)

12.1**	Certification of the Principal Executive and Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2 002
13.1**	Certification of Principal Executive Officer and Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Independent Registered Public Accounting Firm—Marcum Bernstein & Pinchuk LLP
15.2*	Consent of Independent Registered Public Accounting Firm—Marcum Bernstein & Pinchuk LLP
99.1	Letter from KPMG Huazhen LLP (incorporated by reference to Exhibit 99.1 to our Annual Report on Form 20-F for the year ended December 31, 2017, as amended, filed with the Securities and Exchange Commission on December 11, 2018)
99.2	Form of Audit Committee Charter (incorporated by reference to Exhibit 99.2 to our Annual Report on Form 20-F for the year ended December 31, 2019, filed with the Securities and Exchange Commission on June 29, 2020.)
99.3	Form of Compensation Committee Charter (incorporated by reference to Exhibit 99.3 to our Annual Report on Form 20-F for the year ended December 31, 2019, filed with the Securities and Exchange Commission on June 29, 2020.)
99.4	Form of Nominating and Corporate Governance Committee Charter (incorporated by reference to Exhibit 99.5 to our Annual Report on Form 20-F for the year ended December 31, 2019, filed with the Securities and Exchange Commission on June 29, 2020.)

101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Calculation Presentation Document

*	Filed herewith
**	Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to the annual report on its behalf.

SPI Energy Co., Ltd.

Date: October 29, 2021

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
$6,628

Debtor Finance

The Group’s subsidiary, Solar Juice, entered into debtor finance agreements with Scottish Pacific on March 18, 2018, whereby Scottish Pacific provided Solar Juice invoice discounting facility with a limit of $5,624, maturity period of 90 days for each loans and discounting rate of 80%,at service fee charge of 0.13% based on the invoices processed, and discount fee charge of margin percentage minus 0.59% (margin percentage is around 6.76% during 2020 and 2019) based on the average daily debtor finance balance. The accounts receivable collection of Solar Juice was automatically transferred to Scottish Pacific for the debtor finance repayment at the ending of each work day. As of December 31, 2020 and 2019, the debtor finance balance was $2,789 and $2,226, respectively, and the amounts available was $2,835 and $3,398, respectively.

There are no financial covenants on this facility may restrict the Company’s ability to incur more debts in the next 12 months. There’s a concentration limit of 15% according to the debtor finance agreements but Solar Juice, has never had any customer counted more than 10% of revenue during the year of 2018, 2019 and 2020.

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

The convertible promissory notes with Brilliant King and Poseidon were due and payable on June 11, 2016; the convertible promissory notes with Vision Edge was due and payable on June 29, 2016, the conversion option of these convertible bonds had expired after the due dates.

The Group defaulted the payment for all above outstanding convertible bonds of $35,000 in June 2016. The convertible notes bore no interest, and there were no default terms including default interest or penalty stated in the above convertible promissory notes. None of these bond holders has attempted any recourse for payment or conversion. While the Group has been in negotiations with these bond holders, no updated settlement arrangements have been reached as of the issuance date of this financial statements.

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

