Form 20-F/A
period 2020-12-31
SPI Energy Co., Ltd.
filed 2021-11-23
CIK 1210618

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

☐ Yes ☒ No

EXPLANATORY NOTE

THIS AMENDMENT TO THE ANNUAL REPORT ON FORM 20-F FOR THE FISCAL YEAR ENDED DECEMBER 31, 2021 IS BEING FILED TO (I) UPDATE PART I. ITEM 3. KEY INFORMATION TO PROVIDE ADDITIONAL DISCLOSURE REGARDING THE CORPORATE INFORMATION AND ADDED ADDITIONAL RISK FACTORS, (II) PROVIDE UPDATED CERTIFICATIONS PURSUANT TO SECTION 302 AND 906 OF THE SARBANES-OXLEY ACT OF 2002, AND (III) PROVIDE AN UPDATED AUDITOR’S CONSENT. FOR CONVENIENCE, THIS AMENDMENT SETS FORTH THE ORIGINAL 20-F FILING IN ITS ENTIRETY AS AMENDED WHERE NECESSARY TO REFLECT THE AMENDMENT. THIS AMENDMENT SHOULD BE READ IN CONJUNCTION WITH THE ORIGINAL 20-F, AND THE COMPANY’S OTHER FILINGS MADE WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION SUBSEQUENT TO THE FILING OF THE ORIGINAL 20-F ON APRIL 29, 2021. THE ORIGINAL 20-F HAS NOT BEEN AMENDED OR UPDATE TO REELECT EVENTS OCCURRING AFTER APRIL 29, 2021, EXCEPT AS SPECIFICALLY SET FORTH IN THIS AMENDMENT.

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

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our auditor is headquartered in Manhattan, New York, and has been inspected by the PCAOB on a regular basis with the last inspection in 2018 and an ongoing inspection that started in November 2020. However, recent developments with respect to audits of companies with China or Hong Kong operations, such as SPI, create uncertainty about the ability of SPI’s auditor to fully cooperate with the PCAOB’s request for audit workpapers without the approval of the Chinese authorities. As a result, SPI’s investors may be deprived of the benefits of PCAOB’s oversight of SPI’s auditors through such inspections, and trading in our securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or fully investigate our auditor, and NASDAQ may determine to delist our securities.

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

As a foreign private issuer whose securities are listed on the NASDAQ Global Select Market, we are permitted to follow certain home country corporate governance practices in lieu of the requirements of the NASDAQ Stock Market Marketplace Rules (the “NASDAQ Rules”) pursuant to NASDAQ Rule 5615(a)(3), which provides for such exemption to compliance with the NASDAQ Rule 5600 Series, Rule 5250(b)(3) and Rule 5250(d). We are relying on the exemptions available to foreign private issuers under the NASDAQ Rules and are not obligated to comply with certain exchange corporate governance standards, including the NASDAQ corporate governance standards requiring that:

•	the majority of the board of directors be comprised of independent directors;

•	executive compensation be determined by independent directors or a committee of independent directors;

•	director nominees be selected, or recommended for selection by the board of directors, by independent directors or a committee of independent directors;

•	we hold an annual meeting of shareholders no later than one year after the end of our fiscal year-end;

•	we make all required disclosures relating to third party director and nominee compensation; and

•	we make available and distribute our annual and interim reports to all shareholders.

Our Cayman Islands counsel, has advised us that there are no comparable Cayman Islands laws related to the above corporate governance standards.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements of SPI Energy Co., Ltd. are included at the end of this annual report beginning on page F-1.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document
1.1	Amended and Restated Memorandum and Articles of Association, as currently in effect (incorporated by reference to Exhibit 3.2 of our registration statement on Form F-4 (File No. 333-204069) filed with the Securities and Exchange Commission on May 11, 2015)
2.1	Registrant’s Specimen Certificate for Shares (incorporated by reference to Exhibit 4.1 of Amendment No. 1 to our registration statement on Form F-4 (file No. 333-204069) filed with the Securities and Exchange Commission on June 24, 2015)
4.1	2006 Equity Incentive Plan (as amended) (incorporated by reference to Exhibit 4.2 to our Post Effective Amendment No. 1 to our registration statement on Form S-8 (file No. 333-203917) filed with the Securities and Exchange Commission on January 4, 2016)
4.2	2015 Equity Incentive Plan (incorporated by reference to Exhibit 10.2 to our registration statement on Form F-4 (file No. 333-204069) filed with the Securities and Exchange Commission on May 11, 2015)
4.3	Form of Indemnification Agreement between the directors and the Registrant (incorporated by reference to Exhibit 10.1 of our registration statement on Form F-4 (file No. 333-204069) filed with the Securities and Exchange Commission on May 11, 2015)
4.6	Form of Project Management Agreement (incorporated by reference to Exhibit 10.2 to our current report on Form 8-K (file No. 000-50142) filed with the Securities and Exchange Commission on February 21, 2014)
4.14	Convertible Promissory Note Purchase Agreement by and between Solar Power, Inc. and Brilliant King Group Ltd. dated December 12, 2014 (incorporated by reference to Exhibit 10.3 to our current report on Form 8-K (file No. 000-50142) filed with the Securities and Exchange Commission on December 18, 2014)
4.15	Convertible Promissory Note Purchase Agreement by and between Solar Power, Inc. and Poseidon Sports Limited dated December 12, 2014 (incorporated by reference to Exhibit 10.6 to our current report on Form 8-K (file No. 000-50142) filed with the Securities and Exchange Commission on December 18, 2014)
4.16	Convertible Promissory Note Purchase Agreement by and between Solar Power, Inc. and Union Sky Holding Group Limited dated December 15, 2014(incorporated by reference to Exhibit 10.8 to our current report on Form 8-K (file No. 000-50142) filed with the Securities and Exchange Commission on December 18, 2014)
4.23	GK Interest Sale and Purchase Agreement by and between SPI Solar Japan G.K. and Re Capital K.K. dated April 15, 2015 (incorporated by reference to Exhibit 10.1 to our current report on Form 8-K (file No. 000-50142) filed with the Securities and Exchange Commission on April 17, 2015)
4.24	Securities Purchase Agreement by and between EnSync, Inc. (formerly known as ZBB Energy Corporation) and Solar Power, Inc. dated April 17, 2015 (incorporated by reference to Exhibit 10.2 to our current report on Form 8-K (file No. 000-50142) filed with the Securities and Exchange Commission on April 17, 2015)
4.28	Convertible Promissory Note Purchase Agreement by and between Solar Power, Inc. and Vision Edge Limited dated June 15, 2015 (incorporated by reference to Exhibit 10.1 to our current report on Form 8-K (file No. 000-50142) filed with the Securities and Exchange Commission on June 15, 2015)

4.29	Option Agreement by and between Solar Power, Inc. and Vision Edge Limited dated June 15, 2015 (incorporated by reference to Exhibit 10.2 to our current report on Form 8-K (file No. 000-50142) filed with the Securities and Exchange Commission on June 15, 2015)
4.30	Supply Agreement between EnSync, Inc. (formerly known as ZBB Energy Corporation) and Solar Power, Inc. dated July 13, 2015 (incorporated by reference to Exhibit 10.3 to our current report on Form 8-K (file No. 000-50142) filed with the Securities and Exchange Commission on April 17, 2015)
4.31	Governance Agreement between EnSync, Inc. (formerly known as ZBB Energy Corporation) and Solar Power, Inc. dated July 13, 2015 (incorporated by reference to Exhibit 10.2 to our current report on Form 8-K (file No. 000-50142) filed with the Securities and Exchange Commission on July 14, 2015)
4.32	Second Amended and Restated Agreement and Plan of Merger and Reorganization by and among Solar Power, Inc., SPI Energy Co., Ltd. and SPI Merger Sub, Inc. dated October 30, 2015(incorporated by reference to Exhibit 2.1 of our current report on Form 8-K (file No. 000-50142) filed with the Securities and Exchange Commission on October 30, 2015)
4.36	Purchase Agreement by and between Alpha Assai fund sp of Sunrise SPC and SPI Energy Co., Ltd. dated October 10, 2017 (incorporated by reference to Exhibit 4.43 to our Annual Report on Form 20-F for the year ended December 31, 2016, filed with the Securities and Exchange Commission on October 27, 2017)
4.38	Sale and Purchase Agreement dated August 28, 2018 between SPI Energy Co., Ltd. and Lighting Charm Limited (incorporated by reference to Exhibit 4.38 to our Annual Report on Form 20-F for the year ended December 31, 2018, filed with the Securities and Exchange Commission on April 30, 2019)
4.49	Share Purchase Agreement dated January 15, 2019 between SPI Energy Co., Ltd. and Happy Goal Industries Limited (incorporated by reference to Exhibit 4.38 to our Annual Report on Form 20-F for the year ended December 31, 2018, filed with the Securities and Exchange Commission on April 30, 2019)
4.50	Share Purchase Agreement dated January 15, 2019 between SPI Energy Co., Ltd. and CHEONG Hoong Khoeng (incorporated by reference to Exhibit 4.38 to our Annual Report on Form 20-F for the year ended December 31, 2018, filed with the Securities and Exchange Commission on April 30, 2019)
4.51	Share Purchase Agreement dated January 15, 2019 between SPI Energy Co., Ltd. and LDK New Energy Holding Limited (incorporated by reference to Exhibit 4.38 to our Annual Report on Form 20-F for the year ended December 31, 2018, filed with the Securities and Exchange Commission on April 30, 2019)
4.52	Share Purchase Agreement dated January 15, 2019 between SPI Energy Co., Ltd. and LIM Joo Heng (incorporated by reference to Exhibit 4.38 to our Annual Report on Form 20-F for the year ended December 31, 2018, filed with the Securities and Exchange Commission on April 30, 2019)
4.53	Share Purchase Agreement dated January 15, 2019 between SPI Energy Co., Ltd. and UPC Co., Ltd. (incorporated by reference to Exhibit 4.38 to our Annual Report on Form 20-F for the year ended December 31, 2018, filed with the Securities and Exchange Commission on April 30, 2019)
4.54	Share Purchase Agreement dated March 20, 2019 between SP Orange Power (Cyprus) Limited and Thermi Taneo Venture Capital Fund (incorporated by reference to Exhibit 4.38 to our Annual Report on Form 20-F for the year ended December 31, 2018, filed with the Securities and Exchange Commission on April 30, 2019)
4.55	Membership Interest Purchase Agreement for Oregon Portfolio dated on July 15, 2019 between Sulus LLC and SPI Solar, Inc. (incorporated by reference to Exhibit 4.55 to our Annual Report on Form 20-F for the year ended December 31, 2019, filed with the Securities and Exchange Commission on June 29, 2020).
4.56	Common Stock Purchase Agreement between Knight AG Holding Co., Ltd. and Jacky Lo. (incorporated by reference to Exhibit 4.56 to our Annual Report on Form 20-F for the year ended December 31, 2019, filed with the Securities and Exchange Commission on June 29, 2020).

4.57	Management Services Agreement dated on July 24, 2019 between Native American Agricultural Company and CBD and Hemp Group Co., Ltd. (incorporated by reference to Exhibit 4.57 to our Annual Report on Form 20-F for the year ended December 31, 2019, filed with the Securities and Exchange Commission on June 29, 2020).
4.58	Equipment Purchase Contract dated on August 6 2019 between CBD and Hemp Group Co., Ltd. and All Datum Inc. (incorporated by reference to Exhibit 4.58 to our Annual Report on Form 20-F for the year ended December 31, 2019, filed with the Securities and Exchange Commission on June 29, 2020).
4.59	Sales and Purchase Agreement dated on July 8 2019 between Bitmain Equipment (Canada) Inc. and 1215542 B.C.LTD (incorporated by reference to Exhibit 4.59 to our Annual Report on Form 20-F for the year ended December 31, 2019, filed with the Securities and Exchange Commission on June 29, 2020).
4.60	Hosting Agreement dated on July 9, 2019 between 1151203 B.C.LTD and 1215542 B.C.LTD (incorporated by reference to Exhibit 4.60 to our Annual Report on Form 20-F for the year ended December 31, 2019, filed with the Securities and Exchange Commission on June 29, 2020).
4.61	Supplemental Agreement dated on October 7, 2019 between 1151203 B.C.LTD and 1215542 B.C.LTD (incorporated by reference to Exhibit 4.61 to our Annual Report on Form 20-F for the year ended December 31, 2019, filed with the Securities and Exchange Commission on June 29, 2020).
4.62	Second Supplemental Agreement dated on March 8, 2020 between 1151203 B.C.LTD and 1215542 B.C.LTD (incorporated by reference to Exhibit 4.62 to our Annual Report on Form 20-F for the year ended December 31, 2019, filed with the Securities and Exchange Commission on June 29, 2020).
4.63	Remote Hash Power Computing Service Agreement dated on July 15, 2019 between 1215542 B.C.LTD and SPI O range Co., Ltd. (incorporated by reference to Exhibit 4.63 to our Annual Report on Form 20-F for the year ended December 31, 2019, filed with the Securities and Exchange Commission on June 29, 2020).
4.64	Securities Purchase Agreement dated on May 28, 2019 between SPI Energy Co., Ltd. and ILIAD RESEARCH AND TRADING, L.P. (incorporated by reference to Exhibit 4.64 to our Annual Report on Form 20-F for the year ended December 31, 2019, filed with the Securities and Exchange Commission on June 29, 2020).
4.65	Asset Purchase Agreement dated on July 31, 2019 between SPI Solar, Inc. and John M. Wirth (incorporated by reference to Exhibit 4.65 to our Annual Report on Form 20-F for the year ended December 31, 2019, filed with the Securities and Exchange Commission on June 29, 2020).
4.66	Sale and Purchase Agreement dated on September 23 2019 for Sun Roof II between SPI Renewables Energy (Luxemburg) Private Limited Company S.a.r.l and Theia Investments (Italy) S.r.l (incorporated by reference to Exhibit 4.66 to our Annual Report on Form 20-F for the year ended December 31, 2019, filed with the Securities and Exchange Commission on June 29, 2020).
4.67	Sale and Purchase Agreement dated on September 23 2019 for Sun Roof V between SPI Renewables Energy (Luxemburg) Private Limited Company S.a.r.l and Theia Investments (Italy) S.r.l (incorporated by reference to Exhibit 4.67 to our Annual Report on Form 20-F for the year ended December 31, 2019, filed with the Securities and Exchange Commission on June 29, 2020).
4.68	Sale and Purchase Agreement dated on March 16 2020 for Sun Roof I between SPI Renewables Energy (Luxemburg) Private Limited Company S.a.r.l and Theia Investments (Italy) S.r.l (incorporated by reference to Exhibit 4.68 to our Annual Report on Form 20-F for the year ended December 31, 2019, filed with the Securities and Exchange Commission on June 29, 2020).
4.69	Standard Industrial/commercial Single Tenant Lease dated on September 15, 2019 between Al Factory, LLC and SPI Solar, Inc. (incorporated by reference to Exhibit 4.69 to our Annual Report on Form 20-F for the year ended December 31, 2019, filed with the Securities and Exchange Commission on June 29, 2020).
4.70	Acknowledgement dated September 25, 2020 between SPI Energy Co., Ltd. and Magical Glaze Limited (incorporated by reference to Exhibit 10.1 to our Current Report on Form 6-K filed with the Securities and Exchange Commission on September 30, 2020).

4.71	Placement Agency Agreement dated September 30, 2020 between the registrant and Kingswood Capital Markets, Division of Benchmark Investment, Inc. (incorporated by reference to Exhibit 1 to our Current Report on Form 6-K filed with the Securities and Exchange Commission on October 1, 2020.)
4.71	Supplement Agreement dated October 7, 2020 between the registrant and Magical Glaze Limited (incorporated by reference to Exhibit 1 to our Current Report on Form 6-K filed with the Securities and Exchange Commission on October 8, 2020.)
4.72	Deed of Settlement and Release dated October 14, 2020 among Solar Juice Co. Ltd, Kun Fong Lee, Jinhan Zhou, Andrew Lawrence Burgess, Rami Ahmed Fedda, Allied Energy Holding Pie Ltd, Chin Piaw Tan and Solar Juice Ply Ltd (incorporated by reference to Exhibit 10.1 to our Current Report on Form 6-K filed with the Securities and Exchange Commission on October 28, 2020.)
4.73	Securities Purchase Agreement dated November 3, 2020 between the registrant and Streeterville Capital LLC (incorporated by reference to Exhibit 10.1 to our Current Report on Form 6-K filed with the Securities and Exchange Commission on November 4, 2020.)
4.74	Form of Convertible Promissory Note dated November 3, 2020 between the registration and Streeterville Capital LLC (incorporated by reference to Exhibit 10.2 to our Current Report on Form 6-K filed with the Securities and Exchange Commission on November 4, 2020.)
4.75	Membership Interest Purchase Agreement dated November 12, 2020 between Al Yousuf, LLC and Edisonfuture Inc. (incorporated by reference to Exhibit 99.2 to our Current Report on Form 6-K filed with the Securities and Exchange Commission on November 13, 2020.)
4.76	Placement Agency Agreement dated December 3, 2020 between the registrant and co-placement agents therein (incorporated by reference to Exhibit 1 to our Current Report on Form 6-K filed with the Securities and Exchange Commission on December 4, 2020.)
4.77	Form of Warrant (incorporated by reference to Exhibit 4.1 to our Current Report on Form 6-K filed with the Securities and Exchange Commission on December 4, 2020.)
4.78	Form of Securities Purchase Agreement (incorporated by reference to Exhibit 4.2 to our Current Report on Form 6-K filed with the Securities and Exchange Commission on December 4, 2020.)
4.79	Securities Purchase Agreement dated February 1, 2021 between the registrant and Streeterville Capital LLC (incorporated by reference to Exhibit 10.1 to our Current Report on Form 6-K filed with the Securities and Exchange Commission on February 2, 2021.)
4.80	Form of Convertible Promissory Note dated February 1, 2021 between the registration and Streeterville Capital LLC (incorporated by reference to Exhibit 10.2 to our Current Report on Form 6-K filed with the Securities and Exchange Commission on February 2, 2021.)
4.81	Placement Agency Agreement dated February 8, 2021 between the registrant and co-placement agents therein (incorporated by reference to Exhibit 1.1 to our Current Report on Form 6-K filed with the Securities and Exchange Commission on February 11, 2021.)
4.82	Form of Securities Purchase Agreement (incorporated by reference to Exhibit 10.1 to our Current Report on Form 6-K filed with the Securities and Exchange Commission on February 11, 2021.)
4.83	SPI Energy Co., Ltd. Equity Incentive Plan for Phoenix Motorcars Employees
4.84	Asset Purchase and Sale Agreement by and between Petersen-Dean, Inc., Beachhead Roofing & Supply, Inc., California Equipment Leasing Association, Inc., Solar 4 America, Inc., Fences 4 America, Inc., James Petersen Industries, Inc., PD Solar, Inc., Sonoma Roofing Services, Inc., Petersen Roofing and Solar, LLC, Petersen Dean Texas, Inc., Red Rose, Inc., Roofs 4 America, Inc., Tri-Valley Supply, Inc., Petersen Dean Roofing and Solar Systems, Inc., TD Venture Fund, LLC (“Debtor”), and Solarjuice American, Inc. (“Buyer”) (incorporated by reference to Exhibit 10.1 to our Current Report on Form 6-K filed with the Securities and Exchange Commission on March 4, 2021.
4.85	Invoice Discounting Agreement dated on April 19, 2018 by and between Scottish Pacific (BFS) Pty Limited and Solar Juice Pty Ltd. (incorporated by reference to Exhibit 4.85 to our Annual Report on Form 20-F Amendment 1 for the year ended December 31, 2020, filed with the Securities and Exchange Commission on October 29, 2021).
5.56	Amendment to Convertible Promissory Note dated on December 10, 2019 between SPI Energy Co., Ltd. and ILIAD RESEARCH AND TRADING, L.P. (incorporated by reference to Exhibit 5.56 to our Annual Report on Form 20-F for the year ended December 31, 2019, filed with the Securities and Exchange Commission on June 29, 2020).
8.1	List of subsidiaries
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 11.1 of our annual report on Form 20-F (file No. 005-78703) filed with the Securities and Exchange Commission on May 17, 2016)

12.1*	Certification of the Principal Executive and Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	Certification of Principal Executive Officer and Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Independent Registered Public Accounting Firm—Marcum Bernstein & Pinchuk LLP
15.2*	Consent of Independent Registered Public Accounting Firm—Marcum Bernstein & Pinchuk LLP
99.1	Letter from KPMG Huazhen LLP (incorporated by reference to Exhibit 99.1 to our Annual Report on Form 20-F for the year ended December 31, 2017, as amended, filed with the Securities and Exchange Commission on December 11, 2018)
99.2	Form of Audit Committee Charter (incorporated by reference to Exhibit 99.2 to our Annual Report on Form 20-F for the year ended December 31, 2019, filed with the Securities and Exchange Commission on June 29, 2020.)
99.3	Form of Compensation Committee Charter (incorporated by reference to Exhibit 99.3 to our Annual Report on Form 20-F for the year ended December 31, 2019, filed with the Securities and Exchange Commission on June 29, 2020.)
99.4	Form of Nominating and Corporate Governance Committee Charter (incorporated by reference to Exhibit 99.5 to our Annual Report on Form 20-F for the year ended December 31, 2019, filed with the Securities and Exchange Commission on June 29, 2020.)

101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Calculation Presentation Document

*	Filed herewith
**	Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 2 to the annual report on its behalf.

SPI Energy Co., Ltd.

Date: November 23, 2021

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

